Form 20-F
period 2020-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2020-11-16
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Matías Iván Gaivironsky, Chief Financial and Administrative Officer
Tel +54(11) 4323-7449 - ir@irsa.com.ar
Moreno 877 24th Floor, (C1091AAQ) - Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsmile number and Address of Company Contact Person)

 Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	IRS	New York Stock Exchange
Common Stock, par value ARS 1.00 per share		New York Stock Exchange*

*Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 578,676,460.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
☒ Yes ☐ No
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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
Item 17 ☐  Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes ☒ No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐7

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David L. Williams Jaime Mercado
Zang Bergel & Viñes	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

SUMMARY OF RISK FACTORS

An investment in our Global Depositary Shares (“GDSs”) and common shares is subject to a number of risks, including risks relating to Argentina, our business, our investment in Banco Hipotecario, our business in the United States, our Operations Center in Israel and our GDSs and common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Argentina

●
The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations.

●
We cannot predict the effect that changes in economic policies, laws and regulations adopted in recent years by the Argentine government may have on the economy.

●
Continuing high rates of inflation uncertainty with regard to other economic indicators may have an adverse effect on the economy and our business, financial condition and results of operations.

●
Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations. Property values in U.S. dollars in Argentina could decline significantly.

●
Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

Risks Relating to Our Business

●
Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

●
We are subject to risks inherent to the operation of shopping malls that may affect our profitability. An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

●
The loss of tenants or the failure of our tenants to comply with the terms of their leases could adversely affect our operating revenues and value of our properties. Argentine laws governing leases impose restrictions that limit our flexibility.

●
Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

●
We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

●
Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

●
The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

●
We are dependent on our Board of Directors senior management and other key personnel and may face potential conflicts of interest relating to our principal shareholders.

i

Risks Relating to our Investment in Banco Hipotecario

●
The short-term structure of Banco hipotecario’s deposit base could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

●
Banco Hipotecario’s capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

●
The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

●
Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

●
The Covid-19 may negatively impact the operations and financial situation of Banco Hipotecario

Risks Relating to our Operations Center in Israel

●
IDB Development Corporation Ltd. (“IDBD”) was declared insolvent and is in a process of liquidation.

●
Capital contributions to IDBD, and any such capital contributions may be subject to claims by creditors

Risks Relating to our GDSs and Common Shares

●
Shares eligible for sale could adversely affect the price of our common shares and GDSs.

●
If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

●
We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

●
Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

●
If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our common shares or GDSs would suffer negative consequences.

●
Holders of the GDS may be unable to exercise voting rights with respect to the common shares underlying their GDSs.

●
Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

●
Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

●
You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

●
Our shareholders may be subject to liability for certain votes of their securities.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally under “Risk Factors,” “Information on the Company” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

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

●
inflation and deflation;

●
ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

●
measures adopted by the Argentina Government in response to the COVID-19 pandemic,

●
impact on our business of the COVID-19 pandemic;

●
economic consequences of the pandemic and the related impact on our buinsess and financial condition;

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

●
fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

●
risks related to our investment in Israel; and

●
the risk factors discussed under “Risk Factors.”

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

AVAILABLE INFORMATION

We file annual and current reports and other information with the United States Securities and Exchange Commission (“SEC”). You may obtain any report, information or other document we file electronically with the SEC at the SEC’s website (http://www.sec.gov) or at our website (http://www.irsa.com.ar). The information contained in our website does not form part of this Annual Report.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report (the “Annual Report”), references to “IRSA,” the “Company,” “we,” “us” and “our” means IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the terms “Central Bank” and “BCRA” refer to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Annual Report, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States; and when we refer to “shekels” or “NIS” we mean Israeli new shekels, the legal currency of Israel.

References to “GDSs” are to the Global Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the amended and restated deposit agreement, dated as of November 15, 2000 (the “deposit agreement”), between us, The Bank of New York, as depositary (the “GDS Depositary”), and the owners and holders of the GDRs issued from time to time thereunder, and references to “GDRs” are to the Global Depositary Receipts, which represent the GDSs.

Financial Statements

We prepare and maintain our financial books and records in pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year.

Our audited consolidated financial statements as of June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F- 97 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on September 25, 2020 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in pesos.

IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year. For more information, see section “Financial Statements” above and Note 2.1 to our Audited Consolidated Financial Statements.

v

Effective July 1, 2019, we adopted IFRS 16 “Leases” which establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset. The standard allows excluding the short-term contracts (under 12 months) and those in which the underlying asset has low value, such option has been adopted by the Company. Likewise, the Company has opted to recognize as consideration for the right of use, the amount of ARS 14,547 million as lease liabilities. The commitments under operating leases reported in our Audited Consolidated Financial Statements as of June 30, 2019, amounted to ARS 16,145 million (such difference mainly corresponds to the effect of the discount from future payments and the excluded short-term contracts).

Additionally, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for a more comprehensive discussion of the effects of the adoption of these new standards.

Financial Information of our Subsidiaries in Israel

IDB Development Corporation Ltd. (“IDBD”) and Discount Investment Corporation (“DIC”), our principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC’s fiscal year-ends differ from our fiscal year-end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our audited consolidated statement of income and other comprehensive income for the fiscal year ended June 30, 2020 includes the results of IDBD and DIC for the twelve-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020. For more information see “Recent Developments.”

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their bonds and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

As of June 30, 2020, IDBD had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating, which circumstance may cast significant doubt about IDBD’s ability to continue operating as a going concern. IDBD’s cash flow required to meet its liabilities, including short-term liabilities is based on the realization of assets which the realization date is not under IDBD’s control. These assets include the current price of Clal’s shares and the impact thereof on swap transaction deposits and the fact that IDBD shall receive, among others, the proceeds from the sale of private investments which are directly owned by IDBD.

 As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

In July 2019 and in June 2020, each of debenture holders (Series 9 and Series 14) and debenture holders (Series 15), respectively, decided to appoint a representative and legal and economic advisor, inter alia, in order to maintain contact with IDBD and / or third parties and to examine proposals that will be presented to the bondholders in connection with the repayment of IDBD's obligations towards the bondholders and to evaluate IDBD’s financial position and the remedies which may be available to the debenture holders.

In June 2020, general meetings of the holders of IDBD's debentures were convened (all of the series, each series separately), where a resolution on the agenda was not to convene a general meeting on the agenda of which would be the making of the debentures repayable immediately. The meetings of the debenture holders (Series 9 and Series 15), each decided to pass the said resolution; The meeting of the debenture holders (Series 14), decided not to pass the said resolution, and a later stage to instruct the trustee for debenture holders (Series 14) to postpone the date of the said meeting to September 17, 2020;

In July 2020, Dolphin Netherlands and the controlling interest therein, Mr. Eduardo Elsztain committed vis-à-vis the generality of the debenture holders in IDBD, that subject to defined terms and conditions, during a certain period of time, some transactions will not be executed and/or initiated and/or promoted, and that subject to the provisions of the law, the power of control in corporations that are controlled by the controlling interest in IDBD will not be operated in order to promote any of those actions, unless notification has been delivered in writing to the trustees for debenture holders (Series 9, 14 and 15), at least 14 business days in advance.

On August 31, 2019, IDBD 's Audit Committee and the Board of Directors approved the acceptance of an irrevocable commitment by Dolphin Netherlands B.V. (“Dolphin Netherland”), the controlling interest in IDBD, to make capital injections into IDBD in an overall amount of NIS 210 million, in three equal annual payments on September 2 in each of the years 2019 to 2021, which would be made in consideration for shares in IDBD or as a subordinated loan on similar terms to the subordinated loans that had been provided by the controlling interest.

In August 2020, IDBD received a letter from Dolphin Netherlands stating, inter alia, that given the fact that some of IDBD's bondholders are expected to include in their agenda for the bondholder's meetings, a proposal to make the outstanding balances of their bonds immediately due and payable, in preparation for the additional inflow of NIS 70 million scheduled for September 2, 2020, Dolphin Netherlands would examine its undertaking towards IDBD, taking into account the questions that arise from IDBD’s bondholders conducts and intentions. To the said Dolphin Netherlands' letter was attached a letter from IRSA to Dolphin Netherlands, according to which, among other things, IRSA will consider the validity of its undertaking to Dolphin Netherlands to transfer to it (in accordance with Dolphin Netherlands request) the amounts required for Dolphin Netherlands to meet its commitment to carry out the capital injections into IDBD on September 2, 2020, as aforementioned.

IDBD responded to Dolphin Netherlands’ and IRSA’s letters, noting that, among other things, Dolphin Netherlands' commitment (dated August 29, 2019) towards IDBD is binding and irrevocable, and that there is no basis for not making the capital injections into IDBD, due to other events related to IDBD’s bondholders, which do not fall within the scope of the events listed in the wording of the commitment as expropriating the validity of Dolphin Netherlands' commitment. In addition, it was also mentioned in IDBD’s response letter, that failure to make the payments into IDBD is not acceptable and will leave IDBD with no other choice than to use all its power and rights according to the law to enforce Dolphin Netherlands' commitment as well as IRSA’s undertaking.

Following the above mentioned, on September 13, 2020, IDBD submitted a statement of claim against Dolphin Netherlands and against IRSA, in which it has sought to require them to pay it an amount of NIS 70 million (with the addition of linkage differentials and interest in accordance with the law). In tandem with the submission of the lawsuit, as aforesaid, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands and IRSA (which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition).

On June 2, 2020, IDBD received a draft proposal from Dolphin IL for IDBD and for the trustees for IDBD’s debentures (Series 9, 14 and 15) for the strengthening of IDBD 's capital structure, by way of an arrangement between Dolphin, IDBD and the debenture holders, based on an economic contribution to IDBD on Dolphin IL's part, together with a full or partial (as the case may be) redemption of the generality of IDBD's debentures; On June 21, 2020, IDBD received an updated proposal in relation to the abovementioned proposal and on June 28, 2020, Dolphin IL approached each of the trustees for the debentures with a request to put said proposal, with slight amendments, on the agenda of meetings of the debenture holders.

On July 6, 2020, the Meeting of debenture holders (Series 9) decided to order the trustee for debenture holders (Series 9) not to accept Dolphin IL's offer; On July 7, 2020, the Meeting of the debenture holders (Series 14) decided to negotiate for a fixed period of one month in connection with Dolphin IL's proposal, and on July 8, 2020, the Meeting of debenture holders (Series 15) made a similar decision.

On September 2, 2020 IDBD received an updated offer from Dolphin IL which was addressed to it and to IDBD’s debenture holders (Series 9, 14 and 15); On September 9, 2020, Dolphin IL updated the commercial terms of its proposal for debenture holders (Series 9), and on September 16, 2020, IDBD received binding offers to debenture holders (Series 14) and debenture holders (Series 15), for the purchase of DIC shares pledged in favor of debenture holders (Series 14) of IDBD, as part of an agreed realization process.

As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, our investment in IDBD and DIC will be deconsolidated in our financial statements as of and for the three-month period ended September 30, 2020.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD” and “Presentation of Financial and Certain Other Information”.

Organizational Structure

As of June 30, 2020, the Company had two operations centers to manage its global business, which we refer to in this Annual Report as the “Operations Center in Argentina” and the “Operations Center in Israel.”

(i)
Corresponds to the Company’s associates, which are entities over which the Company has significant influence and are accounted for using the equity method in accordance with IAS 28, and, accordingly, are excluded from consolidation.
(ii)
The results for the 2018 fiscal year reflected as “discontinued operations” in our Financial Statements, due to the loss of control in June 2018. See “—Financial Information of our Subsidiaries in Israel.”
(iii)
Reflected as “financial assets held for sale” in our Financial Statements.
(iv)
Assets and liabilities are reflected as “held for sale” and the results as “discontinued operations” in our Financial Statements.
(v)
For more information about the changes within the Operations Center in Israel, see Note 4 to our Audited Consolidated Financial Statements.

Currency Translations

We have translated some of the peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación rgentina of ARS 70.4600 per USD 1.00 for information provided as of June 30, 2020. The average seller exchange rate for fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.5343. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 79.7500 per USD1.00 as of November 13, 2020. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2020 which was NIS 3.4619 per USD 1.00. We make no representation that the peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.”

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain Measurements

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of square meters (“sqm” and “m2”). One square meter is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

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

x

PART I

ITEM 1. Identity of Directors, Senior Management, Advisers and Auditors

This item is not applicable.

 ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected Consolidated Financial Data

The following table presents our selected financial data as of June 30, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of June 30, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included in this Annual Report.

The summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal year ended June 30, 2017 and the summary consolidated statement of financial position data as of June 30, 2018 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information.

The summary financial data as of June 30, 2017 and 2016 and for the fiscal year ended June 30, 2016 has not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. See “Presentation of Financial and Other Information—Functional and Presentation Currency,” “Risk Factors—Risk Related to Argentina,” “Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation” and Note 2 to our Audited Consolidated Financial Statements.

 You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto.

In the following table, we have translated peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2020, quoted by the Banco de la Nación Argentina, which was ARS 70.4600 per USD 1.00. The average of the seller exchange rate for the fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.6343. We make no representation that these peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks Relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.” For more information see “Operating and Financial Review and Prospects—Factors Affecting Comparability of our Results.”

Summarized Consolidated Financial and Other Information

	For the fiscal year ended June 30,
	2020	2020	2019	2018	2017
	(in millions of USD)(i)(ii)	(in millions of ARS; except per share data)
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME DATA
Revenues	1,361	95,793	92,181	78,187	79,480
Costs	(884)	(62,204)	(59,391)	(49,112)	(49,927)
Gross profit	477	33,589	32,790	29,075	29,553
Net gain / (loss) from changes in fair value of investment properties	437	30,742	(37,877)	19,160	(7,432)
General and administrative expenses	(154)	(10,869)	(10,643)	(9,497)	(9,753)
Selling expenses	(196)	(13,757)	(12,270)	(11,749)	(12,500)
Impairment of associates and joint ventures	(35)	(2,470)	—	—	—
Other operating results, net	16	1,104	273	2,109	(1,071)
Profit / (loss) from operations	545	38,339	(27,727)	29,098	(1,203)
Share of profit / (loss) of associates and joint ventures	121	8,517	(7,200)	(3,722)	(1,306)
Profit / (loss) from operations before financial results and income tax	666	46,856	(34,927)	25,376	(2,509)
Finance income	19	1,368	1,745	1,309	1,502
Finance cost	(305)	(21,465)	(20,248)	(24,965)	(19,190)
Other financial results	(204)	(14,334)	4,196	(15,203)	9,214
Inflation adjustment	1	90	(528)	(882)	(546)
Financial results, Net	(488)	(34,341)	(14,835)	(39,741)	(9,020)
Profit/ (loss) before income tax	178	12,515	(49,762)	(14,365)	(11,529)
Income tax expense	(98)	(6,869)	4,251	11,135	(1,598)
Profit / (Loss) from continuing operations	80	5,646	(45,511)	(3,230	(13,127)
Profit / (Loss) from discontinued operation	257	18,085	7,140	36,441	17,485
Total Profit / (Loss) for the year	337	23,731	(38,371)	33,211	4,358

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	117	8,209	(3,223)	3,334	(5,116)
Net change in fair value of hedging instruments	(1)	(102)	19	(37)	411
Revaluation reserve	6	402	-	212	-
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined benefit plans	(2)	(137)	(66)	(60)	(26)
Other comprehensive income / (loss) from continuing operations	119	8,372	(3,270)	3,449	(4,731)
Other comprehensive income / (loss) from discontinued operations	83	5,810	1,245	10,056	9,691
Total other comprehensive income / (loss) for the year	202	14,182	(2,025)	13,505	4,960
Total comprehensive income / (loss) for the yea r	539	37,913	(40,396)	46,716	9,318
Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	59	4,142	(39,076)	(3,423)	(7,017)
Non'(controlling interest	21	1,504	(6,435)	193	(6,110)

Total profit / (loss) attributable to:
Equity holders of the parent	203	14,249	(36,610)	21,047	(1,600)
Non'(controlling interest	135	9,482	(1,761)	12,164	5,958

Profit / (loss) per common share from continuing operations attributable to equity holders of the parent:
Basic	0.35	24.76	(63.68)	36.58	(2.78)
Diluted	0.35	24.62	(63.68)	36.37	(2.78)

Total profit / (loss) per common share attributable to equity holders of the parent:
Basic	0.10	7.20	(67.97)	(5.95)	(12.2)
Diluted	0.10	7.16	(67.97)	(5.95)	(12.2)

Total comprehensive income / (loss) from continuing operations	199	14,018	(48,781)	220	(17,858)
Total comprehensive income / (loss) from discontinued operations	340	23,895	8,385	46,496	27,176
Total comprehensive income / (loss) for the year	539	37,913	(40,396)	46,716	9,318

Total comprehensive income / (loss) from continued operation attributable to:
Equity holders of the parent	107	7,497	(40,374)	(10,542)	(16,423)
Non'(controlling interest	93	6,521	(8,407)	10,762	(1,435)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	189	13,264	(37,548)	17,685	1429
Non'(controlling interest	350	24,649	(2,848)	29,031	7889

CASH FLOW DATA
Net cash generated by / (used in) operating activities	442	31,113	27,041	20,419	18,931
Net cash generated by / (used in) investing activities	578	40,644	11,189	(30,533)	(5,643)
Net cash generated by / (used in) financing activities	(1,082)	(76,125)	(27,754)	(6,163)	4,933

	For the fiscal year ended June 30,
	2020	2020	2019	2018
	(in millions of USD) (i)(ii)	(in millions of ARS)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
ASSETS
Non-current assets
Investment properties	3,234	227,547	333,525	361,937
Property, plant and equipment	536	37,730	31,905	31,593
Trading properties	69	4,856	7,836	14,784
Intangible assets	395	27,784	25,603	27,569
Right-of-use assets	282	19,859	—	—
Other assets	—	—	34	420
Investment in associates and joint ventures	1,057	74,394	44,439	57,629
Deferred income tax assets	9	633	571	796
Income tax and Minimum Presumed Income Tax credit	—	25	216	920
Restricted assets	27	1,871	4,401	4,545
Trade and other receivables	329	23,128	17,680	18,105
Employee benefits	—	—	—	—
Investments in financial assets	50	3,513	4,128	3,813
Financial assets and other assets held for sale	—	—	5,971	17,316
Derivative financial instruments	2	142	136	-
Total non-current assets	5,990	421,482	476,445	539,427
Current Assets
Trading properties	33	2,316	523	7,285
Inventories	67	4,683	1,639	1,401
Restricted assets	88	6,209	6,261	9,438
Income tax credit	4	307	557	885
Group of assets held for sale	592	41,678	11,498	11,543
Trade and other receivables	529	37,143	32,221	33,244
Investments in financial assets	276	19,434	46,048	56,676
Financial assets and other assets held for sale	48	3,377	16,666	9,930
Derivative financial instruments	3	211	59	193
Cash and cash equivalents	1,284	90,359	86,443	82,974
Total Current Assets	2,924	205,717	201,915	213,569
TOTAL ASSETS	8,914	627,199	678,360	752,996
SHAREHOLDERS’ EQUITY
Shareholders’ equity attributable to equity holders of the parent
Share capital	8	575	575	575
Treasury stock	—	4	4	4
Inflation adjustment of share capital and treasury stock	192	13,532	13,532	13,532
Share premium	207	14,540	14,540	14,540
Additional paid-in capital from treasury stock	1	94	77	77
Legal reserve	7	485	485	485
Special reserve	134	9,401	9,401	9,401
Other reserves	84	5,896	68,047	4,908
Retained earnings	179	12,600	(60,818)	44,138
Total capital and reserves attributable to equity holders of the parent	812	57,127	45,843	87,660
Non-controlling interest	931	65,528	76,813	83,154
TOTAL SHAREHOLDERS’ EQUITY	1,743	122,655	122,656	170,814
LIABILITIES
Non-current liabilities
Trade and other payables	30	2,169	2,505	8,038
Lease liabilities	190	13,376	-	-
Borrowings	4,233	297,818	381,639	402,554
Derivative financial instruments	1	55	1,469	53
Deferred income tax liabilities	626	44,037	52,590	59,020
Employee benefits	6	447	188	244
Salaries and social security liabilities	3	195	157	149
Income tax and minimum presumed income tax “MPIT”) liabilities	—	-	-	-
Provisions	44	3,063	11,452	7,891
Total non-current liabilities	5,133	361,160	450,000	477,949
Current liabilities
Trade and other payables	422	29,672	26,528	32,768
Group of liabilities held for sale	316	22,212	8,137	7,211
Lease liabilities	69	4,869	-	-
Salaries and social security liabilities	58	4,105	3,009	3,459
Borrowings	1,113	78,341	65,036	56,891
Derivative financial instruments	16	1,120	36	403
Provisions	35	2,440	2,463	2,341
Income tax and minimum presumed income tax (“MPIT”) liabilities	9	625	495	1,160
Total current liabilities	2,038	143,384	105,704	104,233
TOTAL LIABILITIES	7,171	504,544	555,704	582,182
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	8,914	627,199	678,360	752,996

	As of and for the fiscal year ended June 30,
	2020	2020	2019	2018
	(in millions of USD) (i)(ii)	(in millions of ARS)(except for number of shares, per share and GDS data and ratios)
OTHER FINANCIAL DATA
Basic net (loss)/ income per common share from continuing operations(1)	0.35	24.76	(63.68)	36.58
Diluted net (loss)/ income per common share from continuing operations(2)	0.35	24.62	(63.68)	36.37
Basic net (loss)/ income per GDS from continuing operations(1)(3)	3.52	247.60	(636.80)	365.80
Diluted net (loss)/ income per GDS from continuing operations(2)(3)	3.50	246.20	(636.80)	363.70
Basic net (loss)/ income per common share	0.10	7.20	(67.97)	(5.95)
Diluted net (loss)/ income per common share	0.10	7.16	(67.97)	(5.95)
Basic net (loss)/ income per GDS	1.02	72.0	(679.70)	(59.50)
Diluted net (loss)/ income per GDS	1.02	71.6	(679.70)	(59.50)
Diluted weighted – average number of common shares	578,676,471	578,676,471	578,676,471	578,676,471
Depreciation and amortization	231	16,268	10,676	9,628
Capital expenditures	157	11,050	18,755	19,064
Working capital	886	62,333	96,211	109,336
Ratio of current assets to current liabilities	0.02	1.43	1.91	2.05
Ratio of shareholders’ equity to total liabilities	0.00	0.24	0.22	0.29
Ratio of non-current assets to total assets	0.01	0.67	0.70	0.72
Profitability	0.00	0.19	(0.26)	0.21
Dividend paid	14	961	1.472	2,813
Dividends per common share	0.02	1.67	2.56	4.89
Dividends per GDS	0.24	16.71	25.60	48.90
Number of common shares outstanding	576,056,589	576,056,589	574,940,605	575,421,864
Capital Stock	575	575	575	575

(i)
Totals may not sum due to rounding.
(ii)
Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020, which was ARS 70.4600 per USD 1.00. The average seller exchange rate for the fiscal year 2020, quoted by Banco de la Nación Argentina was ARS 59.6343. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 79.7500 per USD 1.00 as of November 13, 2020. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.
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

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
Month ended:
July 31, 2020	72.2200	70.4200	71.3795	72.2200
August 31, 2020	74.0800	72.4200	73.1980	74.0800
September 30, 2020	76.0800	74.1500	75.1036	76.0800
October 2020	78.2200	76.1500	77.4843	78.2200
November 2020 (through November 13, 2020)	79.6500	78.5900	79.1589	79.6500

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

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	3.6573	3.3902	3.5275	3.6573
June 30, 2019	3.7767	3.5597	3.6443	3.5700
June 30, 2020	3.8224	3.4166	3.5072	3.4643
Month ended:
July 31, 2020	3.4595	3.4030	3.4425	3.4038
August 31, 2020	3.4160	3.3528	3.3993	3.3528
September 30, 2020	3.4787	3.3617	3.4226	3.4258
October 2020	3.4322	3.3750	3.3948	3.4059
November 2020 (through November 13, 2020)	3.4118	3.3676	3.3835	3.3690

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

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this Annual Report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this Annual Report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets, such as Argentina, than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and Global Depositary Shares (“GDSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operations.

As of the date of this Annual Report, most of the operations and property of our Operations Center in Argentina are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations in the Operations Center in Argentina are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

In December 2019, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. By early November approximately 1,284,519 cases of infections had been confirmed in Argentina. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the International Monetary Fund (“IMF”), the global economy has recently entered into a recession.

The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 that has been extended several times, most recently through November 8, 2020. The goverment has also required during the last months the mandatory shutdown of businesses not consider essential. Finally, on November 6, 2020, the government announced the end of the mandatory lockdown for the AMBA (the “Área Metropolitana de Buenos Aires or “AMBA”) and the beginning of the new phase of social distancing. However, Coronavirus cases have risen over the last few months in several regions of the world and the rate of infections is still increasing. Lockdowns return to Europe as cases rise again. Spain, France and the UK have all recorded more than one million cases, and several others are seeing their highest number of new infections since the start of the pandemic.

In order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. However, the Argentine government may have more limited resources at this time to support the country’s economy; the pandemic has struck at a time when Argentina is simultaneously struggling to emerge from a two-year recession. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. The Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. We cannot predict the outcome of these negotiations.

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the real estate sector, such as our Company. These temporary measures include the issuance of stay-at-home orders, closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have necessitated, among other things,that we shut down our shopping mall properties from March 20 until October 14, 2020, resulting in lower rental revenue from our shopping mall clients whose rent is based in part on sales revenue. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations.

The ongoing COVID-19 pandemic and government measures taken to contain the spread of the virus are adversely affecting our business and results of operations. Shopping malls have been required to remain closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. In the months of May and June, these measures were relaxed and certain activities were reopened in some provinces, such as Salta, Mendoza, Santa Fe and Córdoba, opening the Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba shopping malls. Shopping under a strict safety and hygiene protocol that includes reduced hours, social distancing, and access control. In July 2020, IRCP proceeds with the opened Shopping Neuquén and at the beginning of August 2020, Arcos District, an open-air premium outlet in the city of Buenos Aires, opened as well. On October 14, 2020, IRCP announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and Dot Baires shopping malls, located in the City of Buenos Aires. However, the uncertainty of the situation could cause setbacks in the openings. The shopping malls mentioned above are resuming their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures. Likewise, it should be clarified that the activity in the food courts is limited to the commercialization of products through home delivery or take-away and the entertainment business remains closed.

Also, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive and all the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

●
Our tenants may terminate their leases, and as a result of the loss of key or anchor tenants our shopping malls and office spaces may become less attractive;

●
Our hotels, including the Libertador and Intercontinental hotels in Buenos Aires and the Llao Llao hotel in Bariloche, are temporarily closed or operating under emergency contingency plans, and we do not know with certainty when they may reopen or be able to operate normally again;

●
Consumer spending has sharply dropped and its persistence may generate a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and default on or terminate our leases;

●
The situation generated by COVID-19 could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company. This situation could cause a reduction in our rental income and negatively affect our financial situation;

●
As a result of financial turmoil in Argentina caused by disruptions in supply chains and public debt restructuring, we may experience difficulties in our ability to pay off our debts and other financial obligations. We could also face difficulties in accessing debt and capital markets and may be forced to refinance our indebtedness;

●
An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

●
COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

We are continuously monitoring the impact of the ongoing COVID-19 pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We depend on macroeconomic and political conditions in Argentina

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and depreciation of the currency. As a consequence, our business and operations have been, and could in the future be, affected to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018 and 2.2% in 2019. On September 22, 2020, the Argentine Treasury announced that it expected GDP to shrink 19.1% in 2020 and fiscal deficit to reach 4.7%, both figures higher than previously forecast.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a high rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced aggregate demand and adversely affect our business, financial condition and results of operations.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections, took place in August 11, 2019. In these elections, the Frente de Todos coalition (which included former president Fernandez de Kirchner as a candidate to the vice-presidency) obtained 47.78% of the votes, while the Juntos por el Cambio coalition (then-president Mauricio Macri’s coalition), obtained 31.79% of the votes.

After the results of the primary elections, the Peso depreciated approximately 30% and the share price of Argentine listed companies dropped approximately 38% on average. In turn, the emerging market bond index (EMBI) peaked to one of the highest levels in Argentine history, above 2,000 points on August 28, 2019. Asa consequence of the aforementioned effects, the Central Bank re-implemented exchange controls in order to reduce currency outflows and restrict exchange rate fluctuations, strengthen the normal functioning of the economy, foster prudent administration of the exchange market, reduce the volatility of financial variables and contain the impact of the variations of financial outflows on the real economy.

Presidential and Congressional elections in Argentina took place on October 27, 2019, which resulted in Alberto Fernández being elected President of Argentina, having earned 48.1% of the votes. The Fernández administration assumed office on December 10, 2019. As of such date, the Argentine Congress was composed as follows: Frente de Todos commanded a majority in the senate with 41 seats, followed by Juntos por el Cambio with 28 seats. In the house of representatives Juntos por el Cambio held a slight majority with 119 seats and Frente de Todos held 116 seats.

The political uncertainty in Argentina about the impact of the measures that the Fernández administration took and could take with respect to the economy, including with respect to the crisis resulting from the ongoing COVID-19 pandemic, could generate volatility in the price of securities issued by Argentine companies’ or result in a decrease in their prices, in particular companies like ours with operations in the real estate sector.

We can offer no assurances as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

We cannot predict the effect that changes in economic policies, laws and regulations adopted in recent years by the Argentine government may have on the economy

The Macri administration took office in December 2015 and immediately implemented significant economic and policy measures, ranging from (i) lifting foreign exchange restrictions, (ii) eliminating certain energy subsidies and ordering a substantial increase in electricity tariffs, (iii) restoring the credibility of the Argentine National Institute of Statistics and Census (the “INDEC”), (iv) reducing foreign trade controls, (v) settling claims by bondholders, (vi) reforming the framework applicable to the transport and distribution of natural gas, among others described in more detail below.

On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). This Program included (i) payments to more than two million retirees and retroactive compensation for more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, at a total cost of approximately ARS122,000 million.

In December 2017, the Argentine Congress approved the tax reform law. The reform was intended to eliminate certain inefficiencies in the Argentine tax regime, curb tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance by creating new taxes or increasing the then existing contribution rates.

In November 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against the public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal entities are subject to various sanctions including a fine of between 1% and 20% of their annual gross revenue and the partial or total suspension of their activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies domiciled or headquartered in Argentina.

At the beginning of September 2018, the Argentine government announced a series of measures in connection with the previously approved IMF loan agreement (“Stand-By Agreement”) and implemented changes in monetary policy, reducing the amount of Pesos to be issued, thus easing pressure on the foreign currency market and on inflation. In terms of fiscal policy, the government also reinstated wheat and corn export duties, and a duty for all other exports.

Following the results of the primary elections held in August 2019, the Argentine government adopted certain exceptional measures to relieve tension in the financial and foreign exchange markets, including:

●
increase of 20% in the federal minimum wage and implementation of special deductions for retirees and formal employees, together with an increase in the income requirements for federal income taxes;

●
exemption from employee contributions and from tax contributions for simplified filers;

●
temporary increases in welfare benefits;

●
adopting a 10-year tax moratorium for small- and medium-sized companies, as well as for self-employed workers and simplified filers;

●
implementing a 90-day freeze on gas prices,

●
exchange controls and restrictions to access to foreing exchange markets.

The fiscal cost of all of the above measures was estimated to be in excess of ARS 40,000 million.

Likewise, in order to mitigate the economic impact of the Covid-19 pandemic, the government has imposed temporary measures that include, among others:

●
the closure of businesses considered non-essential such as shopping centers,

●
the prohibition of dismissals without cause

●
suspension of workers,

●
rate freezing.

We have no control over the implementation of the reforms proposed by the Argentine government nor can we assure you that these reforms will be implemented at all or in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations.

Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

The INDEC reported a cumulative variation of the CPI of 24.8% for 2017, 47.6% for 2018, 53.8% for 2019 and 2.3%, 2.0%, 3.3%, 1.5%, 1.5%, 2.2%, 1.9%, 2.7%, 2.8% and 3.8%, for January, February, March, April, May, June, July, August, September and October 2020, respectively.

In recent years, the Argentine government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

As of July 1, 2018, the Argentine Peso qualified as a currency of a hyperinflationary economy and we were required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance IAS 29.

During the first three fiscal years starting after January 1, 2018, tax indexation will be applicable if the variation of the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The tax indexation determined as of June 2019 was allocated as follows: One-third in that same year, and the remaining two-thirds in equal parts in the following two years. The tax indexation determined for fiscal years beginning on July 1, 2019 and July 1 2020 will be allocated as follows: One-sixth in that same year, and the remaining five-sixth in equal parts in the following five years.
For fiscal years starting after January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 3.9%, 2.4% and 0.4% of GDP in 2017, 2018 and 2019, respectively. However, the new Fernández administration has indicated that will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic and the nationwide lockdown may also require the Argentine government to increase public spending.

The Argentine government’s ability to access the long-term financial markets to finance such increased spending is limited given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and, in addition, could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited Argentina’s ability to access international capital markets to obtain financing. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina restructured approximately 92.1% of its defaulted debt that was eligible for restructuring. Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In April 2016, the Argentine government settled USD 4.2 billion outstanding principal amount of untendered debt.

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into a “stand-by” arrengment forUSD 57.1 billion principal amount with a 36-month maturity. As of the date of this Annual Report, Argentina has received disbursements under the agreement totaling USD 44.8 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Shortly after taking office, the Fernández administration also initiated negotiations with creditors in order to restructure the country’s current Peso- and U.S. dollar-denominated public debt. In this context, on February 5, 2020, the Argentine Congress passed Law No. 27,544, pursuant to which the sustainability of the sovereign debt was declared a national priority, authorizing the Ministry of Economy to renegotiate new terms and conditions with Argentina’s creditors within certain parameters.

Additionally, in the midst of debt restructuring negotiations, on April 5, 2020 the Argentine government issued Decree No. 346/2020, through which the repayment of Argentine law-governed dollar-denominated notes was postponed.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. We cannot predict the outcome of these negotiations.

Moreover, difficulties in accessing Argentina's international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds, and cut interest rates.

Foreign shareholders of companies operating in Argentina have initiated proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

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

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2017, 2018, 2019 and the first nine months of the year 2020, the Peso depreciated by approximately 16%, 105%, 59% and 27% against the U.S. dollar, respectively. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significant reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foregin currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”), also known as blue chip swap rate, has broadened significantly, reaching a value of approximately 90% above the official exchange rate. As of November 13, 2020, the official exchange rate was ARS 79.7500 per USD 1.00.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Argentine Peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

By way of example, in 2008 the Fernández de Kirchner administration nationalized and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each meeting of the board of director and provide related documentation.

Also, in April 2012, the Fernández de Kirchner administration decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, that at the time was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the total outstanding equity of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled USD 5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol before the International Centre for Settlement of Investment Disputes (“ICSID”).

Additionally, in June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin SAIC (“Vicentin”) under which the national public administration would take control of, 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco Nación, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the civil and commercial court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original board of directors in office for 60 days and to give the status of mere oversighters to the interveners appointed by the administration of Alberto Fernández.

Historically, actions of the Argentine government concerning the economy, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of foreign currency, have had a substantial adverse effect on Argentina’s economic growth.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

The Argentine government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No. 610/2019, a staggered increase of the minimum salary was approved as follows: (i) ARS 14,125 as of August 1, 2019; (ii) ARS 15,625 as of September 1, 2019; and (iii) ARS 16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019 Decree No. 34/2019, doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of ARS 3,000 in January 2020, and an additional amount of ARS 1,000 in February 2020 (total ARS 4,000 effective as of February 2020).

It is possible that the Argentine government could adopt measures mandating further salary increases or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in U.S. dollars in Argentina could decline significantly.

Property values in U.S. dollars are influenced by multiple factors that are beyond our control, such as a decreased demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value in U.S. dollars of real estate properties. We cannot assure you that property values in U.S. dollars will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value in U.S. dollars of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value in U.S. dollars.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the BCRA issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the BCRA.

Additionally, on December 5, 2019 the BCRA issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the BCRA for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the BCRA if the debts exceed USD 2 million per month. BCRA authorization is also required for payments of services with related parties abroad. Prior authorization from the BCRA is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the BCRA for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication A 6,844 also requires companies to obtain prior authorization from the BCRA before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, shall remain in full force and effect as from December 31, 2019.

Subsequently, the BCRA issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication “A” 7052) when accessing the market for payment of imports of goods or for the cancellation of debts arising from the import of goods, the BCRA must pre-approve the transaction unless the entity has: (i) a customer's affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company in question to verify compliance with the remaining requirements established for the operation by the exchange regulations.

At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication “A” 7,052) - prior approval of the BCRA will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

As for transactions corresponding to foreign market outflows, the Communication amends from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities can be performed, and (ii) no local sales of securities with liquidation in foreign currency or transfers thereof to entities abroad can be performed, in this case, counted from the moment the foreign market was accessed.

Finally, on September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 862/2020 of the CNV established a three-day “parking” requirement for both transfers of securities from local accounts abroad. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the BCRA in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced, which implies a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of our board of directors.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the BCRA regulations mentioned above, especially when it has highly diversified and retail creditors.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide, as was the case in 2008-2009, when the global financial crisis led to a significant economic contraction in Argentina in 2009.

Since 2015, the Brazilian economy, Argentina’s largest export market and the principal source of imports, has experienced heightened negative pressure due to the uncertainties stemming from the ongoing political crisis, including the impeachment of Brazil’s president, which resulted in the Senate of Brazil removing Dilma Rousseff from office for the rest of her term on August 31, 2016. Michel Temer, who previously held office as vice president of Brazil, subsequently took office until the end of the presidential period and in October 2018, Jair Bolsonaro was elected president. Mr. Bolsonaro has libertarian, conservative and nationalist tendenciesand assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

The Argentine financial system and securities markets could be also adversely affected by events in developed countries’ economies, such as the United States and Europe. On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union (“Brexit”). The United Kingdom formally left the European Union on January 31, 2020. Even when the United Kingdom agreed its departure from the European Union, negotiations on the terms and conditions are expected to continue during the transition period, which is due to expire on December 31, 2020. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union and have a negative impact on the commercial exchange of Argentina with that region.

On November 8, 2016, Donald Trump was elected president of the United States. His presidency has created significant uncertainty about the future relationships between the United States and other countries, including with respect to the trade policies, treaties, government regulations and tariffs that could apply to trade between the United States and other nations. On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. is the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden has been declared president-elect, but President Donald Trump is still planning legal challenges to the results in some key states.President-elect Biden now has 279 electoral college votes, taking him past the 270 needed to win. Donald Trump has 214. Mr Biden will become the 46th president in January 2021, pending the outcome of any legal challenges. We cannot predict how Mr. Biden’s measures will evolve or how they may affect Argentina, nor will the effect that the same or any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which is expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. Recently, in October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the European Union and Mercosur due to concerns over the environmental policy of the Jair Bolsonaro government.

Changes in social, political, regulatory and economic conditions in other countries or regions, or in the laws and policies governing foreign trade, could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy. Also, if these countries fall into a recession, the Argentine economy would be impacted by a decline in its exports, particularly of its main agricultural commodities. All of these factors could have a negative impact on Argentina’s economy and, in turn, our business, financial condition and results of operations.

Furthermore, the financial markets have also been affected by the oil production crisis in March 2020 arising from the OPEC’s failure to reduce production. Any of these factors could depress economic activity and restrict our access to suppliers and could have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth, which could adversely affect our business, financial condition and results of operations.

High commodity prices contributed to the increase in Argentine exports and to high government tax revenue from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenue and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

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

Likewise, institutional deterioration and corruption may adversely affect Argentina’s economy and financial situation, which in turn could adversely affect the business, equity and financial situation and results of the Company’s operations.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration adopted several measures aimed at strengthening Argentina’s institutions and curbing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Fernández administration’s ability and determination to implement these initiatives taken by the former administration is uncertain, as it would require, among other things, the involvement of the judicial branch, which is independent, as well as legislative support.

We cannot guarantee that the implementation of these measures will be successful or if implemented that such measures will have the intended outcomes.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

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

On July 30, 2020, the Executive Branch introduced a bill to the Senate related to a proposed reform of the Judiciary. The project provides for, among other issues: (i) the merger of 12 federal criminal courts with 11 courts with jurisdiction over economic criminal matters, doubling to reach 46 courts in the Federal Criminal judicial system, which will be located in the City of Buenos Aires, (ii) a system of surrogacy to fill in the new courts with the intervention of the National Chamber of Appeal in Criminal and Correctional matters, the Council of the Magistracy and the Senate, (iii) the unification of the appeals chambers and the expansion of the justice system with the creation of new oral courts, prosecutor’s offices and defense offices, and (v) the merger of the Federal Civil and Commercial jurisdiction with the Administrative Litigation.

Risks Relating to our Business

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina – The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation.” We cannot assure you that new disease outbreaks or health hazards will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and our results of operations.

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
declines in lease prices or increases in levels of default by our tenants due to economic conditions;

●
increases in interest rates and other factors outside our control;

●
the accessibility and attractiveness of the areas where our shopping malls are located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of rental units in our shopping malls;

●
the increasing competition from internet sales;

●
the amount of rent collected from tenants at our shopping malls;

●
changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs could also have a material adverse effect on us if our tenants were to become unable to pay higher rent we may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

We could be adversely affected by decreases in the value of our investments.

Our investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on our investments, which in turn could have an adverse effect on our financial position and the results of our operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

As of June 30, 2020, our consolidated financial debt amounted to ARS 376,159 million (including the Operation Center in Israel’s outstanding debt of ARS 311,674 million, and current and non-current financial loans plus accrued and unpaid interest and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not apply to IRSA since there is no recourse to IRSA and such debt obligations are not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see "Recent Events – RECENT IRSA Events - Corporate Information: IDBD". On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls.”

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 22, 2020, we launched an exchange offer and consent solicitation on its Series I Notes due on November 15, 2020. The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.69622593 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series VIII, and ii) a par for par exchange of notes Series IX for each Existing Notes presented to the Exchange.

The Exchange offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 178,458,188, which represents 98.31% acceptance. Considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced. For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

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

As of June 30, 2020, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion ofour revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions affecting those areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

Our performance is subject to the risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenue to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

●
downturns in national, regional and local economies;

●
declines in consumer spending and consumption;

●
competition from other shopping malls and sales outlets;

●
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

●
the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

●
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

The success of our business and profitability of our operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As partof our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Recent disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may beoffset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending, since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which experienced a significant decline during 2019 and 2020. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants or the failure of our tenants to comply with the terms of their leases could adversely affect our operating revenues and value of our properties.

Although no single tenant represents more than 3.7% of our revenue in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

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

●
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

A substantial part of our revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from our tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shutdown or significantly reduce their operating activities.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Certain properties are mortgaged to secure payment of debt, and if we were unable to meetour payment obligations under such mortgages, we could suffer losses as a result of foreclosures on the mortgage properties. Further, if it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we may not be able to obtain a release of the security interest on the property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree, subject to certain exceptions, not to sell the acquired properties for a considerable time.

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

We may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the COVID-19 economic crisis.

The most serious problem arises in the province of Buenos Aires, the most densely populated in the country, where there were already more than 1,800 land usurpations so far this year, according to estimates by the local Ministry of Security. The most notorious case being the usurpation of Guernica’s lands, the largest land take, which began on July 2020, in the department of Presidente Perón, in the outskirts of the city of Buenos Aires. It is estimated that around 3,000 people, especially young people and some families, occupied this private area in the absence of intervention by the authorities. Land neighbors reported increased insecurity and theft of electricity by occupants. On October 29, more than 4,000 troops under the direction of Sergio Berni, Security Minister of the Province of Buenos Aires, carried out the eviction from Guernica’s lands, property usurped since the beginning of July. After almost 100 days, negotiations between provincial authorities and usurpers failed and as a consequence, the Security Minister carried out the above mentioned eviction, resulting in several injuries and detainees. After two hours of operation, the lands were completely liberated.

Another relevant land usurpation problem, which has been going on for three years, in southern Argentina, near the city of San Carlos de Bariloche, in the Patagonian province of Rio Negro, relates to groups identified with the Mapuche indigenous people who have occupied what they consider ancestral lands and have broken into properties in the area.

The spread of land takes has revived in Argentina an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respectedArgentina's constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit

As a consequence, we cannot provide assurance that government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

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

The prior legal framework required that debtors could only discharge their foreign currency payment obligations by paying in that currency. Although judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is too early to determine if this is legally enforceable. Moreover, there are not enough judicial decisions on the scope of this amendment and, in particular, its impact on the ability of landlords and tenants to set aside the new provision and enforce such agreements before an Argentine court. In recent years certain rulings have been rendered affirming the obligation of a tenant to pay in foreign currency if the obligation was freely assumed.

We may be liable for certain defects in our buildings.

The Argentine Civil and Commercial Code imposes liability on real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title to the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or make the property unfit for use, the liability term is ten years.

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

We could have losses if we have to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

Although Argentine law permits filing of an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are complex and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, we have sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operations. Likewise, the rental law, which took effect on July 1, 2020, confirmed that the tenant's right to terminate the contract early also applies to commercial locations, with fines already established in the Nation's Civil and Commercial Code.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The global credit crisis has a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact our tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

●
lower demand for office space;

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

●
exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

●
the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

●
an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

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

●
lack of affordable financing alternatives in the private and public debt markets;

●
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

●
changes in our tenants’ demand for rental properties outside of Buenos Aires; and

●
we may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, we may face constructors’ claims for the enforcement of labor laws in Argentina. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

The terms of our standard form property leases currently in effect, require tenants to indemnify and hold us harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. We cannot provide assurance that our tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of our properties, which could have a material adverse effect on our business, financial condition and results of operations.

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

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect tow the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition,companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. We are required to obtain permits from different government agencies in order to carry out our projects. Maintaining our licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

In the past, the Argentine government issued regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of shopping malls and office properties in Argentina could negatively affect the real estate and the rental market and materially and adversely affect our operations and financial condition.

Labor relations may negatively impact us.

As of June 30, 2020, 61.8% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2020, we had fair value gains on investment properties of ARS 30,742 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on our investment properties or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between our assets and liabilities, we have high currency exposure.

As of June 30, 2020 the majority of our liabilities in our Operations Center in Argentina, such as our Series 1 and 2 Notes, the Series 2 and 4 Notes issued by our subsidiary IRSA Commercial Properties (“IRSA CP”) (which were fully canceled on September 14, 2020), and our Series 8 and 9 Notes issued on November 12, 2020, were denominated in U.S. dollars while our revenues are mainly denominated in Pesos. This currency gap and restrictions to access to foreingn exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt. exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgagees, most of which generate Peso denominated revenues.

We issue debt in the local and international capital markets as one of our main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreingn exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30 2020, through our subsidiary IRSA CP, we own 50% of Quality Invest S.A. In the Sales and Developments segment, we own 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, we own 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

In addition, we hold approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine government is the controlling shareholder. We also hold approximately 18.9% of the equity of Condor Hospitality Trust Inc. (“Condor”), which is under a sale process.

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

We are dependent on our Board of Directors senior management and other key personnel.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2020, such beneficial ownership consisted of 359,102,211 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2020, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 63.1% of our common shares and (ii) approximately 84.7% of the common shares of IRSA CP. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

As of June 30, 2020, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 1.7% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding. During the last year, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominatedin U.S. Dollars and there is low liquidity of U.S. Dollars in the market. If this trend continues, the financial banking system could result affected. Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

In recent years, Banco Hipotecario has diversified its financing sources based on its greater presence in the local and international capital markets. As of June 30, 2020, Banco Hipotecario’s financial indebtedness accounted for 37.8% of its financing. Likewise, as of June 30, 2020, the issuance of notes represented 29.7% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable. If Banco Hipotecario is unable to issue debt in the local and/or international capital markets and on terms acceptable, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, Banco Hipotecario would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, Banco Hipotecario may be unable to fund our liquidity needs at competitive costs and Banco Hipotecario business results of operations and financial condition may be materially and adversely affected. On October 9, 2020, the Banco Hipotecario successfully completed the placement and issuance of its Series No.4 Notes in an aggregate amount of USD 78,336,000. This Exchange Offer was carried out as a consequence of the new restrictions on access to the Foreign Exchange Market to obtain United States dollars since additional conditions have been established under Communication “A” 7106 for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. The Series No.4 Notes due 2025, which will bear an interest at a fixed rate of 9.750% per annum and are, payable on a semiannual basis, were issued at a price of 100% of face value in the context of the, exchange of Banco Hipotecario’s USD 130,560,000 face value of its Outstanding 9.750% Series 29 Notes due 2020. In accordance with the provisions of the Offer Documents, the nominal value of existing Notes submitted for in kind represented approximately 46.66% of the total amount of the Notes, the remainder will be cancelled by the bank.

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

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

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.0% as of June 30, 2020. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2020 such securities issued by the Central Bank represented approximately 27.0% of the total assets of the Argentine financial system. As of June 30, 2020, Banco Hipotecario’s total exposure to the public sector was ARS 2,669.5 million, which represented 2.2% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS13,581.5 million, which represented 11.2% of its total assets as of June 30, 2020,

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 3.8%, 6.0%, 12.3% and 12.7% for 2017, 2018, 2019 and 2020, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of our loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law N° 26,010 and Law N° 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5388, also protect consumers of financial services.

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it. The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. If Banco Hipotecario is found to be liable for violations of any of the provisions of these laws, the potential penalties could limit some of Banco Hipotecario’s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’s financial results of operations.

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

Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF” as per its acronym in Spanish) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders, directors or its Supervisory Committee, or penalize Banco Hipotecario. Banco Hipotecario has adopted “Know Your Customer” and other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. We cannot assure you that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

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

Law No. 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay the in foreign currency when it was so freely agreed by the parties. We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

The Covid-19 pandemic may negatively impact the operations and financial situation of Banco Hipotecario

In order to mitigate the impact of the COVID-19 pandemic and mandatory confinement across Argentina, the Central Bank took certain measures to provide financial support to households. In particular, the new regulations include: (i) limitations on bank holdings of Central Bank notes in order to make funds available to borrowers and encourage the provision of credit lines to SMEs and loans granted in part by a state agency (the Argentine Guarantee Fund (FoGAr)), (ii) temporary easing of bank loan classification rules (providing an additional 60-day default period before a loan should be classified as delinquent), (iii) financial institutions cannot distribute dividends until, at least 30 June 2020 (term extended until 31 December 2020 by Central Bank Communication “A” 7,035), (iv) a capital requirement of 1.250% on exposure to credit card loans for tourism-related purchases made abroad, (v) a temporary prohibition on charging fees related to ATM services, (vi) mortgage relief, freezing until September 30, 2020, the interest and principal amount of mortgage payments based on the amounts payable as of March 2020, and postponing any foreclosure through September 30, 2020, (vii) the deferment of payments of unpaid credit card balances from April to September 2020 for a period of one year with a three-month interest-free grace period (according to Central Bank Communications “A” 6,964 and 7,095) (viii) reduction in the maximum credit card interest rate from 49% to 43%, and (ix) the postponement of all loan payments due during the second and third quarters of 2020 without punitive interest. Furthermore, the Central Bank has set lower interest rates and has eliminated certain tariffs on customers as a way to help economic sectors affected by the COVID-19 pandemic.

As a result of the economic effects of the COVID-19 pandemic, Banco Hipotecario’s non-financial private sector loan portfolio (which accounted for 35.8% of Banco Hipotecario’s total assets as of June 30, 2020) may experience an increase in delinquencies. In addition, the application of IFRS 9 and the expected credit loss-based impairment model could accelerate the recognition of loss forecasts. Provisions for insolvencies for the six-month period ended June 30, 2020 were of ARS 710.1 million.

These and other measures taken by the Central Bank or other government authorities in response to the COVID-19 pandemic, as well as the effect of the COVID-19 pandemic on the Banco Hipotecario’s borrowers, may affect Banco Hipotecario’s business, financial condition and results of operations, including its ability to refinance its indebtedness as it comes due.

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

Risks Relating to our Operations Center in Israel

IDBD was declared insolvent and is under liquidation.

On September 25, 2020, the District Court in Tel Aviv-Jaffa (the “Court”), in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings (the “Liquidation Proceedings”). The Court appointed a trustee for IDBD’s shares and receivers for DIC’s and Clal’s shares. We are analyzing together with our local and international advisors the decision, including alternatives and courses of action. Insolvency proceedings will be governed by Israeli law, which are different from the corporate insolvency or bankruptcy laws of the United States. We cannot assure that we will be successful in avoiding liquidation by converting such liquidation proceedings to a reorganization, which would permit us to develop and propose, for creditor and court approval, a reorganization plan that would enable us to continue having a controlling stake in and managing IDBD. Even if we were to propose a reorganization plan, any reorganization plan would likely require that we obtain new post-petition funding, which may be unavailable. Further, in the event of bankruptcy, IDBD’s secured creditors that have encumbrances on all of its assets would likely execute and take all of its assets, which may leave nothing for its other creditors or its stockholders.

Our investment in IDBD is without recourse to IRSA. IDBD’s debt is not guaranteed by IRSA’s assets. Therefore, IRSA’s financial risk with respect to its investment in Israel is limited to the value of such investment However, we cannot guarantee that the liquidation of IDBD will not result in legal claims against our directors or that it may adversely affect our reputation and, consequently, our business, the outcome of our operations and our financial situation.

Capital contributions to IDBD, and any such capital contributions may be subject to claims by creditors.

On September 7, 2020, IRSA reported that with respect to the commitment to make capital contributions in the sum of NIS 70,000,000 on September 2, 2020 and other NIS 70,000,000 on September 2, 2021 the Company has considered that there are doubts as to the fulfilment of the conditions established for making such contributions and has therefore resolved not to make the 2020 NIS 70 million capital contribution.

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD, DIC and their respective subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), are affecting and may negatively affect IDBD, DIC and their subsidiaries, on a) the profits of operations due to lower demand for products of the subsidiaries of IDBD or DIC, b) on the value of the marketable securities or other assets owned by them, c) liquidity and equity position of IDBD, DIC and their subsidiaries, d) raise of capital or e) access the capital markets in Israel and abroad on financial terms acceptable to IDBD, DIC and their respective subsidiaries, which f) could limit their ability to or financial covenants under IDBD’s credit agreement and other financial agreements, on g) their ratings, h) their ability to distribute dividends; i) certain subsidiaries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the worldand (j) make it difficult to find sources of financing and raise or recycle debt funds when necessary to finance their current activities and long-term operations, as well as the financing terms of financial institutions and banks.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2020, owned approximately 60.7% of our common shares (or approximately 359,061,750 common shares which may be exchanged for an aggregate of 35,106,175 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2020, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. See “Item 10. F—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

The Dividend Tax was repealed by Law No. 27,260, published in the Official Gazette on July 22, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, as amended by Law No. 27,541, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting on January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting on January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply.

Nevertheless, the initial date for the application of the tax rates mentioned above was modified by Law No. 27,541, published in the Official Gazette on December 23, 2019. According to said law and recent interpretations made by the Federal Tax Department, the 7% tax rate is currently applicable for fiscal years starting on, or prior to December 31, 2020 and the 13% tax rate is applicable for fiscal years starting as from January 1, 2021.

In addition, capital gains originated from the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax. Law No. 27,430 effective as of January 1, 2018, provides that capital gains obtained by Argentine resident individuals from the disposal of shares and GDSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

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

In addition, Decree No. 824/2019, published in the Official Gazette on December 6, 2019 and which introduced the new consolidated text of the Income Tax Law, maintains the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/orexchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, and the funds used for the investment proceed from, jurisdictions not considered as not cooperating for purposes of fiscal transparency.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, and the funds do not arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, a 31.5% effective rate on the gross price should apply.

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

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in otherjurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

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

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the GDS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the GDSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unlesswe instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

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

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our principal executive offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Annual Report.

All references in this Annual Report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U. S. calls and +1-201-680-6825 for calls outside U.S.

History

We divide our reporting into “Operations Center in Argentina” and “Operations Center in Israel”. From the Operations Center in Argentina, we manage our businesses in Argentina and our international investments in the Lipstick Building in New York City and in Condor Hospitality Trust, Inc., a hotel-focused real estate investment trust (“Condor”). From the Operations Center in Israel we manage our business related to our investment in IDB Development Corporation Ltd. (“IDBD”) and in Discount Investment Corporation Ltd. (“DIC”).

Operations Center in Argentina

In July 1994, we acquired a controlling interest in IRSA CP, our main subsidiary in the Operation Center in Argentina, and in January 14, 2010, we acquired from Parque Arauco S.A. a 31.6% stake in IRSA CP. Consequently, we increased our shareholding in IRSA CP to 94.9%. On October 27, 2017, we completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represented 8.1% of IRSA CP. As of June 30, 2020, our holding in IRSA CP was 80.65%.

Shopping Malls (through our subsidiary IRSA CP)

We are engaged in the acquisition, development and management of Shopping Malls through our subsidiary IRSA CP and its subsidiaries.

Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2020, through our subsidiary IRSA CP, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Sopping and Patio Olmos (operated by a third party), totaling 333,062 square meters.

Offices (through our subsidiary IRSA CP)

We own, develop and manage office buildings throughout Argentina, directly and indirectly through our subsidiary IRSA CP.

During 2005, attractive prospects in office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space. On July 30, 2020, our subsidiary IRSA CP sold an unrelated third party of the entire building, located at Plaza Roma, in the City of Buenos Aires, for a total amount of USD 87.2 million approximately.

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

In 2007, through Panamerican Mall S.A., subsidiary of IRSA CP, we started the construction of one of our most important projects called “Polo Dot”, a Shopping Mall, an Office Building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in Saavedra neighbourhood, at the intersection of Avenida General Paz and the Panamerican Highway. First, the Shopping Mall Dot Baires was developed and opened on May, 2009 and then the Office Building was opened in July 2010, which ment our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, the Company through IRSA CP, reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in Saavedra neighbourhood in the Cityof Buenos Aires. It has 4 office floors, a total gross leaseable area of approximately 7,755 square meters which has a remaining construction capacity of approximately 20,000 square meters. Likewise, through PAMSA, we developed the Zetta building, A+ and potentially LEED building, which was inaugurated on May, 2019, it has 11 office floors with a profitable area of 32,173 square meters, fully leased at the opening date.

In April 2008, we acquired one of the most emblematic building in the City of Buenos Aires, known as “Edificio República”. This property, also designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,885 gross leasable square meters to our portfolio.

On December 22, 2014, we transferred to our subsidiary IRSA CP, 83,789 square meters of five buildings of our premium office portfolio and a reserve of land. The premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha and the land reserve “Intercontinental II” with the potential to develop up to 19,600 square meters, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was USD 308.0 million, based on third party appraisals.

As of June 30, 2020, we own 8 premium office buildings of rental office property totaling 115,640 square meters of gross leasable. On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, it sold five floor and twenty five parking spaces and on November 5, 2020, it sold four floor and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”. On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires, called “Solares de Santa María”. We are owners of this property in which we aim to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots. For more information regarding the status see “B. Business Overview - Sale and Development of Properties and Land Reserves - Mixed uses - Solares de Santa María – City of Buenos Aires”.

In March 2011, we bought the Nobleza Piccardo warehouse, through a subsidiary in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 square meters. The master plan was carried out by the prestigious Gehl Studio (Denmark), generating a modern concept of a new urban district which is being carried out to a preliminary project / project phase through the Mc Cormack Architecture Studio and Associates and internal and external teams.

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

Likewise, we are moving forward with the construction of Catalinas Building wich is expected to have approximately 35,000 square meters of gross leasable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought after neighborhoods for premium office development in Argentina. IRSA CP acquired from us certain units in the building and owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. On December 4, 2015, we sold to Globant 4,636 square meters corresponding to four office floors. Construction work started in late 2016, and is currently expected to be completed in approximately three years. IRSA CP reported with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two medium-height floors for a total area of approximately 2,430 m2 and 16 parking spaces units in the building.As of June 30, 2020, we had completed 95% of the construction work.

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

On July 2018, we acquired through IRSA CP “La Maltería S.A.”, a wholly-owned subsidiary of IRSA CP which is directly or indirectly controlled by the company in a 100%, a property of 147,895 sqm of surface and approximately 40,000 sqm of built surface known as “Maltería Hudson”, located in the intersection between Route 2 and Buenos Aires - La Plata highway, main connection route to the south of Greater Buenos Aires and the Atlantic Coast, in the City of Hudson, province of Buenos Aires. The purpose of this acquisition is the future development of a mixed-use project, with a total constructive capacity of approximately 177.000 sqm, given that the property has location and scale characteristics for a real estate development with great potential. For more information see: “Business Overview - Significant acquisitions, dispositions and development of business - TGLT – Recapitalization Agreement”

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we acquired the interest of 20% and reaching 100% of the capital of Hoteles Argentinos S.A.U and beginning to operate the hotel directly under the name “Libertador”.

International

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York. On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. For more information see “Recent Developments – Lipstick Building”.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. whereby we invested approximately USD 20 million. In 1994, Supertel Hospitality Inc completed its initial public offering, and in 2015 changed its name to “Condor Hospitality Trust” (“Condor”). Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises. As of June 30, 2020, we hold an 18.9% interest and voting rights in Condor. The Company entered into an agreement to sell such shares, whose sale process has been delayed. For more information see “Investment in Condor Hospitality Trust”

Others

Over the years, we have acquired 29.91% of Banco Hipotecario. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

Operations Center in Israel

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDBD. On May 7, 2014, acting indirectly through Dolphin Fund Limited, we acquired jointly with E.T.H.M.B.M. Extra Holdings Ltd., (“ETH”), 106.6 million common shares in IDBD, which represented at the time 53.3% of IDBD’s outstanding share capital. We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company, IDB Holding Corporation Ltd. (“IDBH”), that was under the supervision of the Israeli Bankruptcy Court. Dolphin and ETH entered into a shareholders’ agreement to regulate their investment in IDBD. Following an arbitration proceeding with ETH, on October 11, 2015, Inversiones Financieras del Sur S.A. (“IFISA”) (a company indirectly controlled by Eduardo S. Elsztain, our controlling shareholder) acquired ETH and, as a consequence, we acquired control over IDBD.

In the context of the acquisition of the 53.3% equity interest in IDBD, we entered into an agreement with IDBH’s creditors (the “Restructuring Agreement”), as amended in 2016. Pursuant to the Restructuring Agreement, we, indirectly through Dolphin, assumed the obligation to purchase all the shares held by IDBD’s minority shareholders, among others. The acquisition was carried out in April 4, 2016. As a result, IDBD’s shares were delisted from the Tel Aviv Stock Exchange (“TASE”). IDBD continues to be listed on the TASE as a “debentures company”, pursuant to Israeli law.

Following the acquisition of IDBD, we restructured our Operations Center in Israel in order to comply with the Law for the Promotion of Competition and Reduction of Concentration (the “Concentration Law”), approved by the Israeli parliament in December 2013. As part of such restructuring, on December 1, 2017, Dolphin purchased all the shares of IDBD held by IFISA, which amounted to 31.7% of the capital stock of IDBD. Following such acquisition, our direct and indirect equity interest in IDBD reached 100% of IDBD’s outstanding shares.

In addition, on November 22, 2017, Dolphin IL, a wholly-owned subsidiary of Dolphin, purchased all of the shares of DIC held by IDBD. DIC is a public company listed on the TASE and is also registered as a “debentures company” with the TASE. As consideration for such purchase, Dolphin IL issued debentures to IDBD in a principal amount of approximately NIS 1.77 billion and paid a total of NIS 70 million in cash. Additionally, Dolphin IL deposited 9,636,097 shares of DIC with I.B.I. Trust Management, which serves as the trustee, as collateral for the debenture. Following such acquisition, and as of June 30, 2020, we own, directly or indirectly, 83.7% of DIC (out of which approximately 82. 3% of the voting rights in DIC are held by Dolphin IL and approximately 1.4% of voting rights in DIC are held by Tyrus S.A., a company incorporated in Uruguay, which is wholly owned by IRSA). In addition, Mr. Eduardo Elsztain directly holds, as of August 2, 2020, approximately 0.35% of the issued share capital and voting rights in DIC.

On a combined basis, IDBD and DIC are one of the largest and most diversified companies in Israel, with investments across market and industry sectors in Israel and other countries.

As of June 30, 2020, we own, indirectly through IDBD:

●
a 100.0% equity interest in IDB Tourism (2009) Ltd. (“IDB Tourism”), through which we develop our tourism and aviation business;

●
a 25.82% equity interest in IDB Group USA Investments Inc. (“IDBG”) (the remaining 74.18% are held by Property & Building Corporation Ltd (“PBC”), a subsidiary of DIC through which we develop our real estate business);

●
a 19.1% equity interest in Modiin Energy, Limited Partnership (“Modiin”), through which we develop our energy business; and

●
Approximately 8.5% equity interest in Clal Insurance Enterprises Holdings Ltd. (“Clal”) and an investment through swap transactions in an additional approximately 2.1%, through which we develop our insurance business.

As of June 30, 2020, we owned, indirectly through DIC:

●
a 72.4% equity interest in Property & Building Corporation Ltd. (“PBC”), through which we develop our real estate business;

●
a 46.2% equity interest and 48.4% voting interest in Cellcom Israel Ltd. (“Cellcom”), through which we develop our telecommunication business;

●
a 61.1% equity interest in Elron Electronic Industries Ltd. (“Elron”), through which we develop our technology business; and

●
a 43.7% equity interest in Mehadrin Ltd. (“Mehadrin”), through which DIC develops our agriculture business.

●
a 26.0% equity interest in Shufersal Ltd. (“Shufersal”), through which we develop our supermarket business. On July 27, 2020, IRSA reported that on July 22, 2020, DIC has accepted the purchase offer by private investors of its total stake in Shufersal, representing 26% of its share capital. For more information see: “Recent developments - Investment in DIC: sale of stake in Shufersal”

As of June 30, 2020, IDBD had a deficit in shareholders’ equity amounting to NIS 1,108 million, and has ongoing negative cash flows from continuing operating activities;IDBD’s net asset value (based on the market prices of its marketable holdings as of a time shortly before August 20, 2020, plus the monetary value of other assets, and less its financial liabilities) is negative, at a scope of NIS 862 million. The review report issued by IDBD’s auditors on its June 30, 2020 financial statements included a paragraph indicating the existence of substantial doubt about IDBD’s ability to continue as a going concern.

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. As of June 30, 2020, the total balance of (i) IDBD's Series 9 Bonds was NIS 901 million (the "Series 9"), (ii) IDBD's Series 14 Bonds were NIS 889 million guaranteed by IDBD's 70% of DIC's shares (the "Series 14"), (iii) IDBD's Series 15 Bonds were NIS 238 million guaranteed by 5% of Clal's shares (the "Series 15"). Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company's Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that it is in the best interest of the company and all its creditors to exhaust the negotiations with the controlling shareholder and its creditors during a short period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, the Court declared the insolvency and liquidation of IDBD and initiated liquidation proceedings. The Court appointed a trustee for the shares of IDBD and a custodian for the shares of DIC and Clal. As of to date, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD”.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, we lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, our investment in IDBD and DIC will be deconsolidated in our financial statements as of and for the three-month period ended September 30, 2020.

Significant acquisitions, dispositions and development of business

Operations Center in Argentina

Distribution of dividends in kind

On October 30, 2019, the General Ordinary Shareholders’ Meeting approved the distribution of a dividend in kind for an equivalent of ARS 480 million (representing ARS 0.83 per share and equivalent of ARS 589 million at current currency as of June 30, 2020) payable in IRSA CP shares. For distribution, the quoted price of the IRSA CP share was taken as of October 29, 2019, which was ARS 205 per share. The number of shares distributed amounts to 2,341,463. This transaction was accounted for in equity as a decrease in the net equity attributable to the parent company for an amount of ARS 504 million, restated as of the date of these financial statements. The stake of the Group in IRSA CP as at year-end is 80.65%.

On October 29, 2018 a General Ordinary and Extraordinary Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of ARS 1,827 million payable in shares of IRSA CP was resolved (representing ARS 2.44 per share and equivalent of ARS 2,610 million at current currency as of June 30, 2020). For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was ARS 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the parent for ARS 1,534 million, restated as of the date of these financial statements.

Sale of IRSA CP floors

On June 9, 2020, IRSA CP executed the assignment and transfer the right to sign a title deed, with delivery of possession, with respect to two medium-height floors in the tower under construction known as “200 Della Paolera”, located in the Catalinas district of the Autonomous City of Buenos Aires, covering a total area of approximately 2,430 sq. meters and 16 parking lots, located in the building.

The transaction price was set at approximately ARS 1,165 million (USD 16.9 million), which has already been fully paid.

For more information about dispositions please see the “Recent Developments” section.

Condor Merger Agreement

On July 19, 2019, Condor executed a merger agreement. As per the contractual terms, each common share of Condor, with a par value of USD 0.01 per share, shall be cancelled prior to the merger and converted into the right to receive an amount in cash equivalent of USD 11.10 per common share. Additionally, pursuant to the terms and conditions of the merger agreement, each convertible Class E share shall be automatically cancelled and shall be converted into the right to receive an amount in cash equivalent of USD 10.00 per share.

The closing of the transaction, scheduled for March 23, 2020, has been cancelled.

On October 12, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall make three payments to Condor in three instalments ending the last payment on December 30, 2020 and totalling USD 7,0 million.

As of the date of presentation of these financial statements, the Company has 2,197,023 common shares and 325,752 Series E shares.

TGLT – Recapitalization Agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

Likewise, IRSA CP signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA CP signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

During the year ended June 30, 2020, preferred shares were converted into ordinary shares, giving IRSA CP significant influence over TGLT, which became an associate as from that date.

Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. Following this acquisition, BHSA became the holder of 100% of the capital stock of said company.

The loss recognized for this transaction was approximately ARS 177 million, restated as of the date of these financial statements.

Purchase of equity interest in HASAU (owner of Libertador Hotel)

On February 28, 2019, the Group reported the acquisition, from an unrelated third party, of the twenty percent (20%) of HASAU for an amount of USD 1.2 million. As a result of this acquisition, IRSA holds 100% of HASAU’s share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by ARS 3 restated at the date of these financial statements.

Operations Center in Israel

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD”.

Sales and Swap transactions

On May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018, August 30, 2018, and January 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD sold 5% of its stake in Clal on each occasion and 4.5% on the last one respectively, with a subsequent swap transaction with a 2- year expiration term for each transaction. The consideration for the transactions amounted to approximately NIS 944.5 million, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Company maintains the asset as “Financial assets available for sale” and accounted for the loans as a financial liability.

On December 16, 2019, Clal made a public capital increase for 12,066,000 shares at a price of NIS 53.87 per share. IDBD did not take part in such transaction.

Additionally, on that date, IDBD sold 200,000 Clal shares at a price of NIS 53.95 per share, representing 0.3% of the new capital stock.

On December 18, 2019, IDBD sold 617,017 Clal shares at an average price of NIS 53.77 per share, representing 0.9% of the issued capital stock.

Furthermore, a swap transaction carried out by IDBD involving 2,771,309 shares expired in December 2019. The closing price was NIS 52.25 per share.

A swap transaction involving 751,000 shares expired within the January-March 2020 period. The closing price was NIS 45.09 per share.

On May 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD entered into sales agreements with two unrelated parties (the “Buyers”), according to which each of the Buyers will acquire Clal shares representing 4.99% of its share capital at a cash price of NIS 47.7 per share (approximately ARS 602 per share). In addition, they were granted an option to acquire additional Clal shares for approximately 3% of the issued capital, for a period of 120 days (subject to obtaining a holding permit) at a price of NIS 50 per share.

Additionally on the same day, IDBD also entered into an agreement with a third unrelated buyer (the “Additional Buyer”), according to which the Additional Buyer will receive an option from IDBD, valid for a period of 50 days, to acquire approximately 4.99% of Clal shares (and not less than 3%), at a price of NIS 47.7 per share (approximately ARS 602 per share). Subject to the exercise of the option by the Additional Buyer, the price will be paid 10% in cash and the rest through a loan that will be provided to the Additional Buyer by IDBD and/or by a related entity and/or by a banking corporation and/or financial institution, under the agreed conditions.

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, represents approximately 18% of Clal's share capital.

As of June 20, 2020, all previously agreed sales transactions have been consummated.

On June 28 and July 6, 2020, IDBD sold 4,791,618 Clal shares held by it through swap transactions, at an average price of approximately NIS 30 per share, representing 7.1% of the capital stock.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32.475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal’s capital stock.

As a result of the aforementioned transactions, as of September 3, 2020, IDBD held 4.99% of Clal’s issued share capital (which ~~are~~ were pledged in favor of the debenture holders (Series 15)). It no longer has swap transactions and, accordingly, it is no longer considered a Clal interested party within the context of Israel’s Securities Regulations.

On February 4, 2020, Dolphin furnished to the financial entities through which IDB carried out the swap transactions of Clal shares in August and November 2018, guarantees of approximately NIS 11 million, which shall be part of the committed deposits that IDB undertook as part of the terms of such transactions. Furthermore, on February 18, it deposited further guarantees in the amount of NIS 9 million. Following the last sale described above, the guarantees were released.

Distribution of dividends in kind by PBC. Purchase of Mehadrin shares and acquisition of control

On December 10, 2019, PBC distributed its entire holding in Mehadrin as a dividend in kind and, as a result, DIC holds, directly, a 31.4% interest in Mehadrin. As a consequence of such transaction, Mehadrin became an associate.

In January and February 2020, DIC purchased approximately 8.8% of Mehadrin’s capital stock, for a total cost of NIS 39 million (approximately ARS 712 million); therefore, the interest in Mehadrin has increased from 31.4% to approximately 40.2%. Such acquisitions resulted in DIC obtaining control over Mehadrin, by the end of February, as it has the majority votes while the remaining equity interests are distributed among several shareholders.

Additionally, from April to June 2020, DIC purchased an additional 3.5% interest in Mehadrin for NIS 14 million (approximately ARS 277 million), increasing its interest to 43.7%.

Following the taking of control, as mentioned above, since March 9, 2020, the Group has consolidated the operations of this compan

Below is a detail of incorporated net assets and income from such transaction. The process for the determining of the fair value of incorporated net assets has been significantly completed as of June 30, 2020 and it is expected to conclude in the first months of the fiscal year ending June 30, 2021. However, Management does not foresee any material adjustments to the incorporated net assets detailed below:

03.31.2020
Million of ARS
Fair value of identifiable assets and liabilities assumed
Investment properties	244
Property, plant and equipment	6,108
Intangible assets	57
Investments in associates and joint ventures	1,879
Restricted assets	164
Income tax receivables	146
Trade and other receivables	10,211
Rights of use	4,019
Derivative financial instruments	37
Inventories	2,503
Borrowings	(7,363)
Deferred income tax liabilities	(945)
Trade and other payables	(4,711)
Lease liabilities	(2,119)
Provisions	(56)
Employee benefits	(128)
Salaries and social security liabilities	(201)
Income Tax	(18)
Cash and cash equivalents	2,612
TOTAL IDENTIFIABLE NET ASSETS	12,439
Non-controlling interest	(7,443)
Negative goodwill (*)	(376)
Decrease of Investments in associates	3,908
Cash and cash equivalents	712
TOTAL CONSIDERATION	4,620

(*) Included in “Other operating income, net”

Partial sale of equity interests in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of Gav-Yam’s capital stock by private agreements. Following this transaction, PBC’s interest in Gav-Yam decreased from 51.7% to 40%. The consideration received for such sale was NIS 46 million (approximately ARS 6,949 million, restated as of the date of these financial statements).

Furthermore, on September 1, 2019, PBC sold an additional 5.14%, approximately, of Gav-Yam shares and, as a result, PBC’s interest in Gav-Yam decreased from 40% to 34.9%. As a consequence of such sales, PBC forfeited its right to nominate the majority members to the Board of Directors and to appoint or remove key management members. Accordingly, PBC has lost its control over Gav-Yam and has de-consolidated such investment since such date.

Below are the details of the sale:

09.30.2019
Million of ARS
Investment properties	155,846
Property, plant and equipment	1,061
Intangible assets	3,281
Right-of-use assets	42
Investments in associates and joint ventures	4,396
Restricted assets	378
Trade and other receivables	1,157
Investments in financial assets	13,544
Trading properties	155
Income tax credit	190
Cash and cash equivalents	10,623
TOTAL ASSETS	190,673
Borrowings	95,443
Lease liabilities	42
Deferred income tax liabilities	21,151
Trade and other payables	2,398
Employee benefits	21
Salaries and social security liabilities	63
Income tax and MPIT liabilities	125
TOTAL LIABILITIES	119,243
Non-controlling interest	43,302
Net assets written off including goodwill	28,128

09.30.2019
Million or ARS
Cash received	14,261
Remeasurement of the fair value of the remaining interest	32,165
Total	46,426
Net assets disposed including goodwill	(28,128)
Gain from the sale of a subsidiary, net of taxes (*)	18,298

(*) Said results are disclosed within discontinued operations, under the caption "other operating results, net"

On January 12, 2020, PBC received a communication from the Ministry of Justice of Israel questioning the loss of control of Gav-Yam in September 2019 and, accordingly, raising its objections to observance by PBC of the concentration law in Israel.

In May 2020, PBC agreed to sell approximately 4.96% of Gav-Yam’s capital stock to an unrelated third party. Therefore, its interest in Gav-Yam decreased from 34.9% to 29.9% after the consummation of the sale transaction and it was thus able to overcome the questioning from the Ministry of Justice of Israel.

Changes in equity interest in Shufersal and loss of control

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 million (equivalent to ARS 2,148 million). Both transactions were accounted for as an equity transaction generating an increase in equity attributable to the controlling company for ARS 727 million and ARS 976 million, respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 million (equivalent to ARS 13,845 million), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.2018
Million of ARS
Cash received	14,275
Remesuarement of the fair value of the remaining interest	29,271
Total	43,546
Net assets disposed including goodwill	(18,902)
Gain from the sale of a subsidiary, net of taxes (*)	24,644

(*) Includes ARS 5,856 as a result of the sale and ARS 18,789 as a result of the re-measurement at the fair value of the new stake, both included in discontinued operations.

The following table details the net assets disposed:

06.30.2018
Million of ARS
Investment properties	10,332
Property, plant and equipment	64,484
Intangible assets	16,203
Investments in associates and joint ventures	892
Restricted assets	203
Trade and other receivables	32,516
Investments in financial assets	280
Derivative financial instruments	51
Inventories	13,955
Cash and cash equivalents	12,404
TOTAL ASSETS	151,320
Borrowings	47,383
Deferred income tax liabilities	6,244
Trade and other payables	53,306
Provisions	1,025
Employee benefits	2,812
Salaries and social security liabilities	5,322
Income tax and MPIT liabilities	17
TOTAL LIABILITIES	116,109
Non-controlling interest	16,309
Net assets disposed including goodwill	18,902

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately ARS 7,266). After this transaction, the group holding went down to 26.02% approximately. The profit for this sale was NIS 27 (approximately ARS 430). See Note 35 to our Audited Consolidated Financial Statements regarding the sale of the entire equity interest in Shufersal.

Interest increase in Cellcom

On June 27, 2018, Cellcom increased its capital stock in consideration for a gross amount of NIS 280 million (approximately ARS 4,918 million). DIC participated in such increase and disbursed NIS 145.9 million (approximately ARS 2,561 million) for 6,314,200 shares.

Furthermore, in December 2018, DIC exercised 1.5 million options (Series 1) held by it in Cellcom, for an amount of NIS 31 million (approximately ARS 527 million). In December 2019 and February 2020, DIC purchased Cellcom shares for NIS 19 million (approximately ARS 357 million). As a consequence of the exercise of the options and the acquisition, DIC interest in Cellcom increased by 0.9%. These transactions were accounted for as equity transactions generating a decrease in the net equity attributable to the controlling company by ARS 226 million, restated as of the date of these financial statements.

Additionally, on December 5, 2019, Cellcom increased its capital stock with the participation of DIC that purchased almost 50% of the shares issued. The consideration paid amounted to NIS 307 million (approximately ARS 6,011 million as of such date). Cellcom issued an aggregate number of 30,600,000 common shares, 7,038,000 Serie ms 3 Options and 6,426,000 Series 4 Options at a price of NIS 1.021 per unit (each unit will represent 100 common shares, 23 Series 3 Options and 21 Series 4 Options).

Following the participation of DIC in such issue, the interest percentage was 46.2% of the issued capital stock and approximately 48.5% of the Company’s voting rights (directly and by means of agreements executed with other shareholders of the Company).

Sale of IDBT subsidiary

On August 14, 2018, IDBT’s Board of Directors approved an agreement to sell 50% of a subsidiary of IDBT, entrusted with tourism operations for Israir, for a total price of NIS 26 million (approximately ARS 506 million), which was consummated on December 31, 2018. Such transaction does not affect the intention to sell IDBT in its entirety. The Group evaluated maintaining the criteria to classify the investment as a discontinued operation pursuant to IFRS 5.

Agreement to sell plot of land in USA

In July 2019, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of USD 18 million. At this stage, no assurances may be given that the sales transaction will be completed.

Sale of Real Estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in a real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million, (equivalent to ARS 6,439 million). Such agreement has already been executed.

Interest increase in PBC

In December 2018 and February 2019, DIC acquired an additional 4.40% of PBC in the market for NIS 81 million (equivalent to ARS 1,435 million). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for ARS 101 million, restated as of June 30, 2020. See Note 38 to the Audited Consolidated Financial Statements.

Repurchase of own shares ‘by DIC

In December 2018, DICs Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2020 amounting up to NIS 120 million (approximately ARS 2,498 million). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the fiscal year-end date, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately ARS 2,040 million). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately ARS 174 million).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as equity transactions generating a decrease in the equity attributable to the controlling company for ARS 133 million, restated as of the date of these financial statements.

Repurchase of own debenures by DIC

In August 2020, DIC's Board of Directors approved a self-purchase plan of its debentures (Series 6 and Series 10), until December 31, 2021, at a total cost of up to NIS 300 million. The purchase of the debentures will be made in accordance with market opportunities, dates, prices and volumes, as determined by the management of DIC.

Interest increase in Elron

In November and December 2018, DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to ARS 557 million). Additionally, in June 2020, Elron issued shares to the market and third parties unrelated to the Group acquired an interest in the Company in consideration for NIS 26 million. These transactions were accounted for as an equity transaction generating a decrease in the equity attributable to the controlling company for ARS 64 million.

Interest increase in DIC

On July 5, 2018, Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to ARS 490 million), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling company by ARS 46 million, restated as of the date of these financial statements.

The stake of the Group in DIC is approximately 83.77% considering the repurchase of treasury shares.

Early payment of Ispro bonds

In August 2019, the Audit Committee and the Board of Directors of Ispro approved the full advance payment of (Tranche B) corporate bonds, traded on the TASE. The aggregate amount was NIS 131 (approximately ARS 2,465 million restated as of the date of these financial statements). The prepayment of these corporate bonds caused Ispro to become a reporting company for TASE and not a listed company.

Agreement for the sale of Ispro

On January 26, 2020, PBC executed an agreement for the sale of all Ispro shares and the rights over the loans granted by the shareholders to ISPRO in consideration for NIS 885 million. The consummation of the transaction was subject to approval by the Commissioner of Competition pursuant to the Law on Economic Competition, which should have been given within a term of 150 days following the execution of the agreement. For this reason, the Group eclassified the assets and liabilities as available for sale.

At the time of the execution of the agreement, the buyer made a deposit of NIS 15 million into an account and undertook to deposit an additional amount of NIS 40 million, following completion of the due diligence process.

On March 23, 2020, the buyer contacted PBC and requested a postponement of the dates specified in the sales agreement. PBC informed the buyer that its request would be considered without detrimentally affecting PBC’s rights and obligations pursuant to the agreement. On March 26, 2020, that is, the date of completion of the due diligence process, the buyer defaulted on its obligation to deposit the second payment installment in an amount of NIS 40 million, into a trust account.

PBC demanded the buyer to cure its default and immediately deposit the second payment installment and proceed with the closing of the transaction in accordance with its terms, without this entailing a limitation on its rights and obligations and any consideration available for the buyer pursuant to the agreement and under the law, until April 20, 2020. Since the buyer did not comply until April 20, 2020, the agreement was terminated.

In April 2020, PBC executed an agreement with another buyer for NIS 800 million involving all ISPRO shares and the rights over the loans granted by PBC to ISPRO. As a consequence of this new agreement for the sale of ISPRO’s shares, the Group has reclassified net assets totaling ARS 15,473 million as “Group of Assets available for Sale”. The profit to be recognized at the time of the consummation of the transaction shall be NIS 47 million (equivalent of ARS 842 million as of the current fiscal year-end).

Cellcom- Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock, for a total amount of NIS 590 million, payable in 2 installments (NIS 413 million at the closing date of the transaction and NIS 177 million within a term of 3 years following such closing date). Cellcom shall issue and deposit the Company’s shares for 8.2 million, with a trustee into a trust account (“Shares held in Trust”), as collateral.

The transaction provides for standard conditions and representations and is subject to a due diligence process to be performed by Cellcom and the relevant regulatory authorizations and approvals from material third parties. The parties shall carry out negotiations regarding a detailed agreement; however, they are bound to the memorandum of understanding, regardless of whether the agreement may be executed or not. In the event the conditions for the closing of the transaction were not satisfied before December 31, 2020, the memorandum of understanding or the detailed agreement, as applicable, shall be terminated.

Sale of a subsidiary owned by Elron

On July 16, 2020, Elron, through the investment held by it in CartiHeal (2009) Ltd. (a company in which Elron holds a 27% interest approx.) ("CartiHeal"), entered into an agreement with Bioventus LLC (an international company engaged in the manufacture of medical devices, "Bioventus"), which is a current shareholder of CartiHeal, providing as follows:

● Bioventus will make an additional USD 15 – USD 20 million investment in CartiHeal, at a company value of USD 180 million.

● Bioventus will be granted a call option to buy 100% of the shares in CartiHeal.

● CartiHeal will have a put option to sell 100% of its capital stock to Bioventus.

The call option may be exercised at any time after the investment is made. The put option may be exercised subject to pivotal clinical trial success, which includes the successful attainment of certain goals of the secondary trial, subject to obtaining the FDA’s approval of the Agili-C device of CartiHeal, which fully coincides with the success of the trial.

For more information on the conclusion of the agreement and its respective approvals, see note 38 to the Audited Consolidated Financial Statements.

Recent Developments:

Operations Center in Argentina

Shareholders’Meeting

On October 26, 2020, the Company informs that the Shareholders’ Meeting has resolved the following:

1) Appointment of two shareholders to sign the meetings’ minutes. The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and Cresud SACIF y A to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020. It was approved by the majority of the votes.

3) Allocation of net gain for the fiscal year ended June 30, 2020 for ARS 11,649,829,387.15. Distribution of dividends in kind. It was approved by a majority of votes (i) to allocate 5% of the income for the fiscal year, amounting to ARS 582,491,469.36, to the legal reserve; (ii) to distribute the amount of ARS 484,000,000 (four hundred and eighty four million Argentine pesos), as dividends payable in shares of IRSA Propiedades Comerciales S.A., a Company’s subsidiary, to the shareholders ratably according to their shareholding interests; (iii) to allocate the balance to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company within the next fiscal years; and (iv) to delegate to the Board of Directors the power to implement the payment to the shareholders within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividends to the ADR holders.

4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

5) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

6) Consideration of compensation payable to the Board of Directors (ARS 71,450,320, allocated sum) for the Fiscal Year ended June 30, 2020. The meeting approved by majority of votes the sum of ARS 71,450,320 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

7) Consideration of compensation payable to the Supervisory Committee (ARS 1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020. The meeting approved by majority of votes to pay ARS 1,575,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2020.

8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. It was approved by a majority of votes: i) to determine in 12 (twelve) the number of regular directors and maintain in 6 (six) the number of alternate directors; ii) to renew the appointment of Messrs. Fernando Adrián Elsztain and Daniel Ricardo Elsztain as non-independent Regular Directors; iii) to renew the appointment of Mr. Gastón Armando Lernoud as non-independent Alternate Director; and iv) 4)to appoint Messrs. Ben Iosef Elsztain and Iair Elsztain as non-independent Alternate Directors.

9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Regular Statutory Auditors and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as Alternate Statutory Auditors for a term of one fiscal year.

10) Appointment of certifying accountant for the next fiscal year. The meeting approved by majority of votes to appoint the following firms as certifying accountants for the 2020/2021 fiscal year: (a) Price Waterhouse & Co. S.R.L. member of PriceWaterhouseCoopers, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Javier Brondo as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with José Daniel Abelovich acting as Regular Independent Auditor and Roberto Daniel Murmis and Noemi Ivonne Cohn as Alternate Independent Auditors.

11) Consideration of the approval of compensation for ARS 23,498,908 payable to certifying accountant for the fiscal year ended June 30, 2020. It was approved by the majority of the votes.

12) Consideration of annual budget for implementation of the audit committee’s annual plan. The meeting approved by majority of votes a budget of ARS 549,000 for the eventual hiring of advisors / consultants and trainings.

13) Consideration of incentive plan for employees, management, and directors, approved on the Shareholders Meeting held on October 30, 2019. Guidelines for the implementation of the plan that will be bonused to its beneficiaries, paying up the corresponding capital increase with reserves of the company according to Art. 68 of Law 26,831 of Capital Market. The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831.

14) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations. The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

Exchange Offer- Issuance of Series VIII and IX Notes

As a consequence of the new restrictions on access to the Foreign Exchange Market, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020 (the “Existing Notes”). The abovementioned restrictions to obtain United States dollars established under Communication “A” 7,106 apply for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. For such purposes, all Eligible Holders (the “Eligible Holders”) were invited by IRSA to Exchange the Existing Notes, Series I Notes.

On October 22, 2020, IRSA announced Notes to be issued in exchange for the Existing Notes, Series I Notes, or through the Cash Subscription (the “Cash Subscription”), as applicable, pursuant to the terms and methods for the exchange of the Existing Notes. The exchange offer consisted on the following two options for the boldholders terms:

(i)
A repayment of principal amount of Existing Notes tendered for Exchange, in cash in United States Dollars, in an amount resulting from dividing USD 72,607,482.80 by the total number of Existing Notes tendered in Exchange for the Series VIII, always provided such quotient is less than or equal to USD 1 whereas if such quotient is higher than USD 1 the consideration shall be equal to USD 1 (“Principal Repayment”); which would represent at least 40% of the amount of the Existing Notes tendered and the remaining amount until reaching USD 1 of each USD1 of the Existing Notes tendered for Exchange, in Series VIII Notes. Series VIII Notes to be issued at a fixed nominal interest rate of 10.00% per annum and maturing 3 (three) years after the Date of Issue and Settlement, with annual repayments, denominated and payable in United States Dollars, in a principal amount up to USD 108,911224 to be paid in kind by tendering for exchange of the Existing Notes . In all cases, the sum of (i) and (ii) shall be the equivalent to USD1 per each USD1 of Existing Notes tendered for Exchange.; and

(ii)
A par for par exchange of notes Series IX for each Existing Notes presented to the Exchange. Series IX Notes to be issued at a nominal fixed interest rate of 10% per annum, maturing on March 1, 2023, denominated and payable in a principal amount up to USD 108,911,224, that may be increased up to the Maximum Aggregate Principal Amount (the “Maximum Aggregate Principal Amount”), to be paid in kind by tendering for exchange the Existing Notes, or by Subscription in Cash.

For both options interest accrued on the Existing Notes until the Date of Settlement of the Exchange Offer will be paid in cash:

Moreover, the Company offers an early exchange consideration equivalent to USD 0.02 per each USD 1 of Existing Notes tendered and accepted in exchange for Series IX Notes prior to the deadline to receive the consideration for early acceptance (the “Early Exchange Consideration”). Such consideration shall be paid in Pesos on the Date of Issue and Settlement as per the exchange rate reported by Communication “A” 3500 of the Central Bank of Argentina on the business day next preceding the Exchange Expiration Date. For the purposes of receiving the Early Exchange Consideration, the Eligible Holders shall tender the Existing Notes in their possession on or before the Deadline to Receive the Early Exchange Consideration.

On November 2, 2020, the Company, announced the results of the Early Bird of Series IX Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 70,971,181 for Series IX Notes.

All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date.

As timely announced, the Exchange Offer would expire on November 5, 2020, unless it is extended by the Company. Finally, on November 6, 2020, the Company decided to extend the Exchange Offer, to November 10, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders.

SERIES VIII Notes issuance:

The Face Value of Existing Notes presented and accepted for the Exchange totaled USD 104,287,243 and the Nominal Value of Series VIII Notes to be issued was USD 31,679,760. The maturity date will be November 12, 2023.

According to the terms and subject to the conditions established in the Prospectus Supplement, Eligible Holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 of Existing Notes submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

a. USD 0.69622593 in cash for each USD 1 of Existing Notes presented to the Exchange; and

b. The remaining amount until completing 1 USD for each 1 USD of Existing Notes presented to the Exchange, in Notes Series VIII.

SERIES IX Notes Issuance:

Face Value of Existing Notes presented and accepted for the Exchange totaled USD 74,170,945 and the Nominal Value of Series IX Notes to be issued (together with the Face Value to be issued as a result of the cash subscription) is USD 80,676,505. The maturity date will be March 1, 2023.

Modifications to the Terms of the Existing Notes:

Pursuant to the terms and conditions specified on the pricing supplement of the Existing Notes, and considering that consent has been obtained for an amount greater than 90% of the principal of the Existing Notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

Consequently, by virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" was eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the Existing Notes.

Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes were modified and replaced:

- Expiration Date: It will be March 1, 2023.

- Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

The terms and conditions of the Series I Notes are not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

The implementation of the Proposed Essential Modifications and the Proposed Non-Essential Modifications have been approved by the Company's Board of Directors, dated November 11, 2020.

For more information, see "Proposed Modifications to Existing Notes" of the Prospectus and Exchange Supplement.

Series I Cancellation:

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 12, 2020, the Company made a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation will be USD 3,060,519.

Corporate Information: IDBD

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. As of June 30, 2020, the total balance of (i) IDBD's Series 9 Bonds was NIS 901 million (the “Series 9”), (ii) IDBD’s Series 14 Bonds were NIS 889 million guaranteed by IDBD’s 70% of DIC’s shares (the "Series 14"), (iii) IDBD's Series 15 Bonds were NIS 238 million guaranteed by 5% of Clal’s shares (the "Series 15"). Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company’s Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that it is in the best interest of the company and all its creditors to exhaust the negotiations with the controlling shareholder and its creditors during a short period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, the Court declared the insolvency and liquidation of IDBD and initiated liquidation proceedings. The Court appointed a trustee for the shares of IDBD and a custodian for the shares of DIC and Clal. We are analyzing together with our local and international advisors the decision, including alternatives and courses of action.

Corporate Information-

On September 23, 2020, it was reported that Mr. Jorge Cruces by majority vote of the board members of IRSA was appointed as the new Investment Manager and Mr. Arnaldo Jawerbaum as the new Operations Manager of Shopping Malls and Offices. Mr. Daniel Ricardo Elsztain's position was changed to General Manager of Real Estate Operations and Investments.

Communication "A" 7,106 from the Central Bank of the Argentine Republic.

On September 15, 2020, the Central Bank issued Communication “A” 7,106, further restricting access to U.S. dollars by imposing new conditions for the purchase of foreign currency in the FX Market. The Central Bank tightened controls on buying U.S. dollars in the FX Market, transactions involving U.S. dollar- denominated securities and credit card purchases made in foreign currency. The Central Bank also required Argentine companies facing maturities of principal exceeding USD 1 million in U.S. dollar-denominated debt per month from October 15, 2020 through March 31, 2021 to submit a restructuring plan to the Central Bank. Such restructuring plan must meet the following criteria: (i) the net amount for which companies may access the FX Market may not exceed 40%of the principal amount subject to maturity and (ii) the remaining principal amount of U.S. dollar-denominated debt shall be replaced with newly-issued obligations with an average duration of no less than two years. We are currently analyzing the impact of these regulations on our ability to timely repay our Notes Series I for an aggregate amount of USD 181,518,707, which mature on November 15, 2020, as well as certain other financial indebtedness. Finally, On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders.

Capital contribution in IDBD and Clal Sale.

On September 7, 2020, IRSA reported that with respect to the commitment to make capital contributions in the sum of NIS 70,000,000 (seventy million Israeli shekels) on September 2, 2020 and other NIS 70,000,000 (seventy million Israeli shekels) on 2 September 2021 the Company has considered that there are doubts as to the fulfilment of the preconditions established for making such contributions and has therefore resolved not to make the contribution for this year. In this regard, it is clarified that Dolphin continues to hold talks with IDBD creditors in order to dispel the doubts that have arisen. For more information see "Recent Events – RECENT IRSA Events - Corporate Information: IDBD".

As a result of this transaction, as of the date, IDBD's holding in Clal amounts to 5.0% of its share capital.

Lipstick Building

On August 7, 2020, IRSA reported that it has decided to stop facing the cost of renting land (Ground Lease) where the Lipstick Building is located in New York City, handing over the management of the property. This will generate an accounting gain of approximately ARS 2.5 billion following the reversal of net liabilities recorded in connection with this investment.

Investment in DIC: sale of stake in Shufersal

On July 27, 2020, IRSA reported that as of July 22, 2020, DIC has accepted the purchase offer by private investors of its total stake in Shufersal representing26% of its share capital for total consideration of NIS 1,456 million (NIS/share 23.5). In this way, DIC completes the process of selling this company. As a result of this transaction, DIC does not hold anymore a stake in Shufersal and participation in the supermarkets industry.

The accounting result of this transaction totaling approximately ARS 1,480 million, will be recognized in the Company’s financial statements in the first quarter of fiscal year 2021.

Issuance of Series VI and VII Notes

On July 16, 2020, IRSA reported the placement of Series VI and VII Notes. Series VI Notes are denominated and payable in Pesos, at variable interest rate equivalent to the reference rate plus the Cutting Margin of 4.00% (four per cent), due July 21, 2021 by a face value of ARS 335,200.431 equivalent to USD 4,697,645 calculated at an exchange rate of ARS 71,355/USD1.00, with an issuance price of 100% of face value; and Series VII Notes are denominated in U.S. Dollars and payable in Pesos at the official exchange rate, at a fixed interest rate equivalent to the 4.00% nominal annually, due January 21, 2022 at a face value of USD 33,717,500, with an issuance price of 100.00% of face value. The total amount awarded by the two series of Notes reached the sum of USD 38,415,145, implying an oversubscription of 2.6 times the total amount initially offered. The Issuance and Settlement Date was July 21, 2020.

IDBD investment in CLAL

In the period January-July 2020, IDBD closed all the open swap transactions that it performed on Clal shares, with a cumulative rate of 8.2% of Clal shares, as detailed below: in January 2020 in relation to shares representing to 1.1% of Clal shares; in June 2020 in relation to shares representing 4.99% of Clal shares and in July 2020 in relation to shares representing 2.1% of Clal shares.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32.475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal’s capital share.

As a result of the aforementioned transactions, as of September 3, 2020, IDBD held 4.99% of Clal’s issued share capital, while these shares were pledged in favor of the debenture holders (Series 15);The outline for the sale of Clal shares was completed, IDBD no longer has swap transactions and accordingly, it is no longer considered a Clal interested party within the context of Israel’s Securities Regulations.

IRSA CP Dividend announcement

On November 13, 2020, IRSA CP informs that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders Meeting dated October 26, 2020 and the Board of Directors meeting dated November 13, 2020, a cash dividend of ARS 9,700,000,000 charged to the year ended on June 30, 2020 equivalent to 7697.55436001% of the stock capital will be made available to the shareholders on November 25, 2020 (“Date of Provision”). It is clarified that based on the powers delegated to the Company's Board of Directors, the dividend will be paid in a single installment, leaving the payment schedule without effect.

The amount per share will be (V$N 1) ARS 76.9755436001 and the amount per ADR's (Arg. Pesos per ADR) of ARS 307.9021744004, payable to all shareholders that have such quality as of November 24, 2020 according to the registry led by Caja de Valores S.A.

In accordance with the resolutions of the aforementioned Shareholders Meeting and the Board of Directors, the shareholders will receive payment in United States dollars in the Argentine Republic (CVSA Code 10,000) at a conversion rate to that currency that will be set according to the selling currency exchange rate reported by the National Bank of Argentina at the close of the business day immediately prior to the day of payment. Likewise, shareholders may choose to receive payment in US dollars New York Plaza (CVSA Code 7000), complying with the requirements and presentations established for this purpose by Caja de Valores SA, until 5:00 p.m. on November 20, 2020 inclusive.

Shareholders who wish to exercise the option should contact their depositary or Caja de Valores SA, as the case may be, to obtain advice on the mechanisms enabled by the following means: Telephone: 0810-888-7323 and email: reclamosysugerencias@cajadevalores.com.ar.

It is reported that in the case that the beneficiary of the dividend is a human person and / or an undivided succession and / or a beneficiary from abroad, on the amounts to be paid, a withholding of 7% will be made in accordance with the provisions of the Income Tax Law, since these are results originated in years beginning after January 1, 2018.

Shareholders’Meeting– IRSA CP

On October 26, 2020, IRSA CP’s informs that the Shareholders’ Meeting has resolved the following:

1) Appointment of two shareholders to sign the meetings’ minutes. The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) to approve and sign the minutes of the Shareholders’ Meeting.

2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2020. The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2020

3) Consideration of the capital increase from the sum of ARS 126,014,050 to the sum of ARS 54,123,001,970 through the capitalization of reserves and the consequential issue of shares for the amount of ARS 53,996,987,920 to distribute among the shareholders in proportion of their ownership. The meeting unanimously approved to increase the Company’s capital from ARS 126,014,050 to ARS 54,123,001,970 (Argentine pesos fifty-four thousand one hundred twenty-three million one thousand nine hundred seventy), through the capitalization of the following reserves (i) comprehensive capital stock adjustment amounting to ARS 3,390,555,113 (Argentine pesos three thousand three hundred and ninety million five hundred fifty five thousand one hundred and thirteen); (ii) share premium amounting to de ARS 9,660,048,796 (Argentine pesos nine thousand six hundred sixty million forty eight thousand seven hundred and ninety six); (iii) special reserve in accordance with General Resolution CNV 609/2012 amounting to ARS 9,164,223,299 (Argentine pesos nine thousand one hundred sixty four million two hundred twenty three thousand two hundred ninety nine), (iv) reserve for future dividends amounting to ARS 31,631,809,393 (Argentine pesos thirty one thousand six hundred and thirty one million eight hundred and nine thousand three hundred and ninety three), and Special Reserve amounting to ARS 150,351,319 (Argentine pesos one hundred and fifty million three hundred and fifty one thousand three hundred nineteen), thereby issuing 53,996,987,920 fully paid-up shares in favor of the shareholders in proportion to their shareholding interests.

4) Allocation of net gain for the fiscal year ended June 30, 2020 for ARS 17,089,535,712. Distribution of cash dividends in periodical fees for up to ARS 9,700,000,000. The meeting approved by majority of votes:

i) to allocate 5% of the income for the fiscal year, amounting to ARS 854,476,785.59, to the legal reserve; ii) to distribute cash dividends for the amount of ARS 9,700,000,000, in proportion to the shareholding interests of the shareholders, to be paid in cash, in period installments in accordance with the following payment schedule: the first installment amounting to ARS 2,425,000,000 shall be paid within 30 calendar days as from the meeting approval, the second installment amounting to ARS 2,425,000,000 shall be paid on January 25, 2021, the third installment amounting to ARS 2,425,000,000 shall be paid on March 25, 2021, and the fourth and last installment amounting to ARS 2,425,000,000 shall be paid on May 24, 2021; and iii) to allocate the balance, i.e. the amount of ARS 6,535,058,926, to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company; and iv) to delegate to the Board of Directors the power to implement the payment of dividends to the shareholders within the terms set forth in the payment schedule and/or any amendment thereto, and to apply for and implement the payment of such dividends to the ADR holders.

5) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

6) Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

7) Consideration of compensation payable to the Board of Directors (ARS 320,769,717, allocated sum) for the Fiscal Year ended June 30, 2020. The meeting approved by majority of votes the sum of ARS 320,769,717 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020, without exceeding the limits set forth in section 261 of General Companies Law No. 19,550, taking into account the directors duties, the time allocated to professional roles, the income/loss recorded during their management, the special technical works carried out for subsidiary companies as well as the professional experience in addition to the market value of the services rendered; and to empower the Board of Directors to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

8) Consideration of compensation payable to the Supervisory Committee (ARS 1,575,000, allocated sum) for the Fiscal Year ended June 30, 2020. It was approved by the majority of the votes.

9) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years. The meeting approved by majority of votes: i) to maintain in 9 (nine) the number of regular directors and to determine in 9 (nine) the number of alternate directors; ii) to renew the appointment of Mr. Eduardo Sergio Elsztain as non-independent Regular Director, Mr. Marcos Barylka as independent Regular Director and appoint Mrs. Mariana Renata Carmona as non-independent Regular Director; iii) to renew the appointment of Messrs. Gastón Armando Lernoud and Juan Manuel Quintana as non-independent Alternate Directors; and iv) to appoint Messrs. Ilan Ariel Elsztain and Ben Iosef Elsztain as non-independent Alternate Directors.

10) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year. The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as Regular Statutory Auditors and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as Alternate Statutory Auditors for a term of one fiscal year.

11) Appointment of certifying accountant for the next fiscal year. The meeting approved by majority of votes i) to appoint the following firms as certifying accountants for the 2020/2021 fiscal year (a) Price Waterhouse & Co. S.R.L. member of PriceWaterhouseCoopers with Walter Rafael Zablocky acting as Regular Independent Auditor; and (b) Abelovich Polano & Asociados with José Daniel Abelovich acting as Regular Independent Auditor, and ii) not to appoint alternate members this time.

12) Approval of compensation for ARS 28,770,129 payable to certifying accountant for the fiscal year ended June 30, 2020. It was approved by the majority of the votes.

13) Consideration of annual budget for implementation of the audit committee’s annual plan and compliance and corporate governance program. The meeting approved by majority of votes a budget of ARS 605,000, for the eventual hiring of advisors / consultants and trainings.

14) Implementation of incentive plan for employees, management and directors, approved on the Shareholders Meeting held on October 30, 2019, for up to 1% of the stock capital for released shares provided in Item 3 of this Agenda for the incentive plan according to Art. 68 of Law 26,831 of Capital Market. The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019, as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide the allocation of up to 1% of the capital derived from the capital increase approved in item three of this agenda, i.e., upon the sum of ARS 54,123,001,970 (fifty four thousand one hundred and twenty three million one thousand nine hundred and seventy), to the integration and implementation of such plan, thus allocating such shares as bonus to the beneficiaries of the plan, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26.831.

15) Consideration of the amendment of Article 6 of the bylaws due to a change in the nominal value of the shares from the sum of ARS 1 to the sum of ARS 100. The meeting approved by majority of votes to amend article six of the corporate by-laws, which shall read as follows: Section six: The movements in the capital stock shall be reflected in the company’s balance sheets, indicating the authorized amount, class and category of shares, par value and number of votes per share. The Company’s shares are designated as common, book-entry shares of pesos one hundred (ARS 100) par value each, entitled to one vote per share. The Company may issue preferred shares, either with or without voting rights, which shall be issued in book-entry form. Preferred shares shall be entitled to a preferred dividend, either cumulative or not, pursuant to their terms of issue. Preferred shares may also be entitled to an additional share in the net income.

16) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations. The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

Reopening Shopping malls- IRSA CP

On October 14, 2020, IRSA CP announced the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and DOT Baires shopping malls, located in the City of Buenos Aires since today which are added to the Distrito Arcos open space Premium Outlet which has already been operational since August.

The shopping malls mentioned above are restarting their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours and access controls, among other measures. Activity in food courts is limited to the commercialization of products through home delivery or take-away and entertainment businesses remains closed.

As of the date of this Annual Report, IRSA CP is operating all its shopping malls.

IRSA CP keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

Corporate Information- IRSA CP

On September 22, 2020, it was reported that Mr. Jorge Cruces by majority vote of the board members of IRSA CP was appointed as the new Investment Manager and Mr. Arnaldo Jawerbaum as the new Operations Manager of Shopping Malls and Offices. Mr. Daniel Ricardo Elsztain's position was changed to General Manager of Real Estate Operations and Investments.

Boston Tower floor’s sale by IRSA CP

On August 26, 2020, IRSA CP reported that on that date it has sold and transferred 5 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 6,235 sqm and 25 garage units located in the building. The transaction price was approximately USD 34.7 million (USD/sqm 5,570), which was paid in full. After this transaction, IRSA CP owns 7 floors with an approximate leasable area of 7,383 sqm in addition to garage units and other complementary spaces.

On November 5, 2020, IRSA CP reported that on that date it has sold and transferred 4 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately USD 22.9 million (USD/sqm 5,570), which was paid in full. After this transaction, IRSA CP owns 3 floors with an approximate leasable area of 3,266 sqm in addition to garage units and other complementary spaces.

On November 12, 2020, IRSA CP reported that on that date it has sold and transferred three floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,266 sqm, a retail store of approximately 225 sqm and 15 garage units located in the building. The transaction price was approximately USD 19.1 million (USD/sqm 5,490), which was paid in full. After this transaction, IRSA CP has no remaining leasable area in this building, only keeping a space of the first basement.

Impact of COVID-19 to IRSA CP’s Shopping Malls.

On August 4, 2020, IRSA CP informed its shareholders and the market in general that in compliance with the provisions of Articles 2 and 10 of Decree 641/2020 promulgated by the National Executive Branch, whose objective is to continue mitigating the risk of spread of the virus and protecting public health, the shopping centers located in the Autonomous City of Buenos Aires and Greater Buenos Aires will continue to operate only in the areas considered essential as pharmacies, supermarkets and banks until August 16, 2020 with the exception of Distrito Arcos, commercial center of the Company that, for its open-air characteristics, reopened its doors on August 3, 2020 as did the commercial premises of large avenues and main commercial corridors of the city. In the interior of the country, most provinces move forward with the easing and opening of their commercial and recreational activities. Distrito Arcos joins the already operational Alto Noa, Mendoza Plaza, Córdoba Shopping, Alto Rosario, La Ribera Shopping and Alto Comahue that IRSA CP owns in the interior of the country. The total of the shopping in operation reaches approximately 148,000 m2, representative of 44% of the gross leasable area of its portfolio, except for the food and entertainment venues of the shopping centers in Neuquén, Córdoba and Santa Fe that have not yet resumed operations. IRSA CP remains committed to preserving the health and well-being of its customers, employees, localities and the entire population, constantly re-evaluating its decisions according to the evolution of events, the rules that are dictated and the guidelines of the competent authorities.

Bouchard 710 Building Sale

On July 30, 2020, IRSA CP reported that on that date it has sold to an unrelated third party the entire building "Bouchard 710", located in the Plaza Roma district of the Autonomous City of Buenos Aires. The tower consists of 15,014 m2 of gross leasable area in 12 floors of offices and 116 units of garages.

The transaction price was approximately USD 87.2 (USD / sqm 5,800) and has been paid in full. Bouchard 710 is a AAA category office building, with LEED Gold rating, located in one of the premium corporate areas of the Autonomous City from Buenos Aires.

Signature of a Purchase ticket regarding Boston Tower floor with possession

On July 15, 2020 IRSA CP reported that on that date it has signed with an unrelated third party a purchase ticket with possession of a medium-height Boston Tower floor located at 265 Della Paolera Street, in the Catalinas district of Buenos Aires for a total area of approximately 1,063 sqm and 5 parking spaces located in the building. The transaction price was approximately USD 6.7 million (USD/sqm 6,300), which was paid in full. After this operation, IRSA CP has 12 floors with an approximate location area of 13,800 sqm. In addition to garage units and other complementary spaces. The Boston Tower is a modern office building located in one of the most premium corporate areas of the Autonomous City of Buenos Aires. It was designed by renowned architect Cesar Pelli and has 27 floors and 60 garages in 31,670 square meters of gross leasable area.

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

On October 11, 2015, the Company obtained control of the Israeli company IDBD and it began to include it in its Consolidated Financial Statements. In November 2017, Dolphin IL, subsidiary of Dolphin Netherlands B.V., subscribed the definitive documents for the acquisition of the entire participation of IDBD in DIC. As of June 30, 2020, our indirect interest in IDBD was of 100% and in DIC was 83.77%. On 25 September 2020, the District Court in Tel-Aviv-Yafo decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and a custodian on the shares of DIC and Clal. For more information see "Recent Events – Operation Center in Argentina- Corporate Information: IDBD".

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

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 49,385 million and ARS 50,418 million as of June 30, 2020 and 2019, respectively, representing 31.2% and 45.2% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating income of ARS 1,687 million and operating loss ARS 34,401 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 63,004 million and ARS 31,737 million as of June 30, 2020 and 2019,respectively, representing and 39.8% and 28.4% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of ARS 25,171 million and operating income of ARS 2,372 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 33,456 million and ARS 28,385 million as of June 30, 2020 and 2019, respectively, representing 21.1% and 25.4% of our operating assets for the Operations Center in Argentina. Our Sales and Developments segment generated an operating income of ARS 11,791 million and ARS 631 million for the financial years ended June 30, 2020 and 2019, respectively, without considering the share of profit of associates and joint ventures.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 1,838 million and ARS 1,927 million as of June 30, 2020 and 2019, respectively, representing 1.2% and 1.7% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating income of ARS 161 million and an operating income of ARS 673 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 2,311 million and net liabilities of ARS 6,952 million as of June 30, 2020 and 2019, respectively. Our International segment generated operating losses of ARS 111 million and operating losses of ARS 120 million for the fiscal years ended June 30, 2020 and 2019, respectively.

“Corporate” segment. Since fiscal year 2019, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 282 million and ARS 519 million during fiscal years 2020 and 2019, respectively.

Our “Others” Segment includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario for both years and Tarshop S.A. (“Tarshop”) just for 2019. Our “Others” segment had assets of ARS 8,269 million and ARS 6,047 million as of June 30, 2020 and 2019, respectively, representing 5.2% and 5.4% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated an operating income of ARS 554 million and operating loss of ARS 783 million for the fiscal years ended June 30, 2020 and 2019, respectively, without considering share of profit of associates and joint ventures.

Operations Center in Israel

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD”.

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurance,” “Corporate” and “Others” as further described below. For more information see “Recent Developments - Corporate Information: IDBD”.

Our “Real Estate” segment mainly includes assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israel and abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity - and the residential construction segment. Our Real Estate segment had net operating assets of ARS 6,610 million and ARS 67,872 million for the fiscal period ended June 30, 2020 and 2019, representing 13.70% and 91.04% of our net operating assets for the Operations Center in Israel at such years, respectively. Our Real Estate segment generated operating loss of ARS 623 million and operating income of ARS 5,259 million for the fiscal period ended June 30,2020 and 2019, respectively, without considering the share of profit of associates and joint ventures.

Our “Supermarkets” segment includes assets and results derived from the business related to the former subsidiary (deconsolidated due to the loss of control in June 2018. See Note 4 to the consolidated financial statements) Shufersal, reclassified to discontinued operations in the prior year. Shufersal operates both directly and through its investee corporations, and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had operating assets of ARS 28,090 million and ARS 23,013 million (corresponds to the value of the associate) for the fiscal period ended June 30, 2020 and 2019, representing 58.4% and 30.9% of our operating assets for the Operations Center in Israel at such years, respectively. On July 27, 2020, IRSA reported that on July 22, 2020, DIC has accepted the purchase offer by private investors of its total stake in Shufersal, representing 26% of its share capital. For more information see: “Recent developments - Investment in DIC: sale of stake in Shufersal”.

Our “Telecommunications” segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had net operating assets of ARS 33,949 million and 24,580 million for the fiscal period ended June 30,2020 and 2019, representing 70.6% and 33.0% % of our net operating assets for the Operations Center in Israel at such dates, respectively. Our Telecommunications segment generated operating income of ARS 702 million and of ARS 138 million for the fiscal period ended June 30, 2020 and 2019, respectively.

Our “Insurance” segment includes the investment in Clal. Clal is holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had operating assets of ARS 3,377 million and ARS 22,638 million for the fiscal period ended June 30, 2020 and 2019, representing 7.0% and 30.4% of our operating assets for the Operations Center in Israel at such years, respectively. The decrease is derived from the partial sale of our equity interest in Clal during fiscal year 2020, as required by the Israeli regulator and the decrease in the quoted market price of Clal’s shares.

Our “Corporate” segment includes the assets and operating results providing from the activities related to the holding companies of the Operating Center in Israel, IDBD and DIC. Our Corporate segment had net operating liabilities of Ps 93,738 million and 85,049 million as of June 30, 2020 and 2019, respectively. Our Corporate segment generated an operating loss of ARS 1,119 million and of ARS 1,058 million for the fiscal years ended June 30, 2020 and 2019, respectively. The increase is derived mainly from the revaluation of the NIS against the peso.

Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had net operating assets of ARS 69,795 million and ARS 21,496 million for the fiscal period ended June 30,2020 and 2019, respectively. Our Others segment generated operating income of ARS 741 million and operating losses of ARS 817 million for the fiscal period ended June 30, 2020 and 2019, respectively, without share of loss of associates and joint ventures.

Overview

Operations Center in Argentina

Shopping Malls

As of June 30, 2020, IRSA CP owned a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 333,062 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS 69,965 million for fiscal year 2020 and ARS 94,436 million for fiscal year 2019, a decrease of 25.9% in real terms (+6.7% in nominal terms). The greatest impact of this drop was evidenced in the fourth quarter of the year because of the closure of operations due to the lockdown decreed in Argentina on March 20, 2020 as a consequence of COVID19. Tenant sales at our shopping malls are relevant to our revenues and profitability because it is an important factor in determining rent our tenants pay. Sales also affect tenant’s overall occupancy costs as a percentage of that tenant’s sales.

The following table shows certain information about IRSA CP’s shopping malls as of June 30, 2020:

Shopping malls	Date of acquisition/development	Location	GLA(sqm)(1)	Number of stores	Occupancy rate(2)	Ourownership interest(3)	Rental revenue
					(%)	(%)	(in million of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	91.9	100.0	997
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	94.9	100.0	854
Alto Avellaneda	Dec-97	Buenos Aires Province	38,330	125	97.4	100.0	600
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.3	100.0	532
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	91.4	100.0	308
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	74.6	80.0	653
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,156	79	97.1	100.0	248
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	93.8	90,0	459
Alto Noa Shopping	Mar-95	City of Salta	19,313	85	99.0	100.0	185
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,681	142	97.2	100.0	520
Mendoza Plaza Shopping	Dec-94	City of Mendoza	43,313	129	97.8	100.0	295
Córdoba Shopping	Dec-06	City of Córdoba	15,361	104	95.4	100.0	177
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	68	99.0	50.0	59
Alto Comahue	Mar-15	City of Neuquén	11,702	95	96.2	99.9	377
Patio Olmos(5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			333,062	1,562	93.2		6,263

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (which represents 3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
 (6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenues of Patio Olmos, for more details see “Accumulated rental income”.

The following table shows information about IRSA CP’s expansions IRSA CP’s future expansions on current assets as of June 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		3,900
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		131,955
(1)
Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Rental income

The following table sets forth total rental income for each of IRSA CP’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2020	2019	2018
	(in millions of ARS )
Alto Palermo	997	1,408	1,515
Abasto Shopping	854	1,312	2,040
Alto Avellaneda	600	943	1,059
Alcorta Shopping	532	693	735
Patio Bullrich	308	403	425
Dot Baires Shopping	653	1,111	1,087
Soleil Premium Outlet	248	367	385
Distrito Arcos	459	632	620
Alto Noa Shopping	185	248	279
Alto Rosario Shopping	520	683	732
Mendoza Plaza Shopping	295	410	449
Córdoba Shopping Villa Cabrera	177	246	272
La Ribera Shopping(2)	59	87	92
Alto Comahue	377	419	361
Subtotal	6,263	8,960	10,053
Patio Olmos (3)	7	10	10
Adjustments and eliminations (4)	(336)	(430)	(313)
Total	5,935	8,541	9,750
(1)
Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)
Through our joint venture Nuevo Puerto Santa Fé S.A.
(3)
IRSA CP owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenue from Buenos Aires Design are included. End of concession December 5, 2018.
The following table sets forth IRSA CP’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2020	2019	2018
	(in millions of ARS)
Base rent	3,128	4,780	5,623
Percentage rent	1,471	1,779	1,863
Total rent	4,599	6,559	7,486
Non-traditional advertising	184	222	245
Revenues from admission rights	903	1,051	1,162
Fees	105	118	138
Parking	296	473	571
Commissions	155	321	429
Other	21	216	22
Subtotal(1)	6,263	8,960	10,053
Patio Olmos	7	10	10
Adjustments and eliminations(2)	(336)	(430)	(313)
Total	5,935	8,541	9,750

(1)
Does not include Patio Olmos
(2)
Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenues from Buenos Aires Design are included. End of concession December 5, 2018.

 Tenant retail sales

For the 2020 fiscal year, IRSA CP’s shopping mall tenants’ sales reached ARS 69,965 million, a decrase of 25.9% in real terms compared to the previous fiscal year (+6,7% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 26.9% in real terms (+5.0% in nominal terms), up from ARS 65,404 million to ARS 47,805 million during fiscal year 2020, whereas shopping malls in the interior of Argentina decreased approximately 23.7% in real terms (+10.4% in nominal terms) in comparison with the previous fiscal year, from ARS 29,032 million to ARS 22,160 million during fiscal year 2020.

The following table sets forth the total retail sales of IRSA CP’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2020	2019	2018
	(in millions of ARS)
Alto Palermo	8,537	11,585	12,803
Abasto Shopping	8,681	12,287	14,441
Alto Avellaneda	7,671	11,019	13,892
Alcorta Shopping	5,090	6,535	6,999
Patio Bullrich	3,463	4,293	3,880
Buenos Aires Design (1)	-	562	1,785
Dot Baires Shopping	6,819	9,416	11,948
Soleil Premium Outlet	3,543	5,056	5,664
Distrito Arcos	4,001	4,651	4,669
Alto Noa Shopping	3,473	4,172	5,039
Alto Rosario Shopping	7,230	9,286	10,359
Mendoza Plaza Shopping	5,643	7,402	8,743
Córdoba Shopping Villa Cabrera	2,226	3,029	3,582
La Ribera Shopping(2)	1,476	2,167	2,623
Alto Comahue	2,112	2,976	3,260
Total	69,965	94,436	109,687
(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2) End of concession term was December 5, 2018
(3) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA CP’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,(1)
	2020	2019	2018
	(in millions of ARS )
Department Store	3,724	5,111	6,290
Clothes and footwear	38,273	52,475	57,220
Entertainment	2,147	3,166	3,404
Home and decoration	1,431	2,097	3,071
Home Appliances	7,890	10,577	12,094
Restaurants	9,999	11,838	12,955
Miscellaneous	804	1,127	1,183
Services	5,697	8,045	13,470
Total	69,965	94,436	109, 687
(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA CP’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2020	2019	2018
	(%)

Alto Palermo	91.9	99.1	99.5
Abasto Shopping	94.9	98.7	99.1
Alto Avellaneda	97.4	98.6	98.9
Alcorta Shopping	97.3	97.9	99.8
Patio Bullrich	91.4	93.5	97.1
Dot Baires Shopping	74.6	74.5	99.5
Soleil Premium Outlet	97.1	99.0	97.7
Distrito Arcos	93.8	99.4	99.7
Alto Noa Shopping	99.0	99.5	96.8
Alto Rosario Shopping	97.2	99.6	99.5
Mendoza Plaza Shopping	97.8	97.3	98.3
Córdoba Shopping Villa Cabrera	95.4	99.3	100.0
La Ribera Shopping	99.0	94.6	94.9
Alto Comahue	96.2	96.2	94.4
Total (1)	93.2	94.7	98.5
(1)
As of June 30, 2020, the occupancy rate decreased mainly due to 12,600 square meters vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 96.0%.

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years endedJune 30,(1)
	2020	2019	2018
	(in ARS)
Alto Palermo	35,535	51,660	57,623
Abasto Shopping	16,174	25,185	33,820
Alto Avellaneda	11,578	19,337	22,859
Alcorta Shopping	22,764	30,582	33,119
Patio Bullrich	17,853	23,435	24,777
Dot Baires Shopping	8,976	13,309	15,122
Soleil Premium Outlet	12,702	19,764	21,717
Distrito Arcos	25,057	36,348	36,592
Alto Noa Shopping	8,143	10,871	12,805
Alto Rosario Shopping	12,020	16,428	18,233
Mendoza Plaza Shopping	5,530	7,883	9,116
Córdoba Shopping Villa Cabrera	9,058	13,070	14,876
La Ribera Shopping	4,523	6,814	7,616
Alto Comahue	30,634	29,567	35,969

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leaseable square meters. Does not include revenues from Patio Olmos.

Lease expirations(1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2020, assuming that none of our tenants excercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2020
Agreements’ Expiration	Number ofagreements(1)	Square meters to expire	Due toexpire(%)	Total leasepayments(in millions of ARS)(3)	Agreements(%)
Vacant Stores	113	22,684	6.8
Expired in-force	246	53,600	16.1	486	18.4
As of June 30, 2021	424	68,355	20.5	763	28.9
As of June 30, 2022	383	48,719	14.6	589	22.3
As of June 30, 2023	278	38,916	11.7	418	15.8
As of June 30, 2024 and subsequent years	118	100,788	30.3	383	14.5
Total	1,562	333,062	100.0	2,639	100.0
(1) Includes vacant stores as of June 30, 2020. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of June 30, 2020 of agreements due to expire.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) account for approximately 16.6% of their gross leasable area as of June 30, 2020 and represent approximately 9.8% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leaseable Area	Gross Leaseable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.5	10,771	3.2
Falabella	Department store	5.4	28,892	8.7
Nike	Clothes and footwear	4.0	7,610	2.3
Fravega	Home appliances	3.2	3,524	1.1
Mc Donald’s	Restaurant	2.5	4,400	1.3
Total		22.5	55,197	16.6

New leases and renewals

The following table shows certain information about IRSA CP’s leases agreement as of June 30, 2020:

	Number of agreements renewed	Annual base rent (in millions of ARS)	Annual admission rights (in millions of ARS)	Average annual base rent per sqm (ARS)		Number of non-renewed agreements(1)	Non-renewed agreements(1) annual base rent amount (in millions of ARS )
Type of business				New and renewed	Former agreements
Clothing and footwear	268	478	95	12,781	10,103	578	1,122
Restaurant	72	107	15	13,466	11,877	130	226
Miscellaneous(2)	56	112	26	6,741	25,798	147	318
Home	32	61	8	8,484	9,762	54	128
Services	28	47	4	8,636	10,927	12	59
Entertainment	11	19	0	1,224	1,455	14	73
Supermarket	1	5	0	1,222	2,950	1	9
Total	468	829	148	7,057	8,123	936	1,935
(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the locations cannot exceed twenty years for the residential destination and fifty years for the other destinations.

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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 28% on a semi-annually and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we will be able to enforce such clauses contained in our lease agreements. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA CP decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA CP alsos suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

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

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

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

Insurance

We and our subsiadiary IRSA CP carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We and our subsiadiary IRSA CP are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA CP’s and our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We and our subsiadiary IRSA CP also maintain liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRSA CP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA CP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRSA CP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we signed an agreement to renew our payment terminals with contactless technology (Clover).

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2020.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,655	1.44
Abasto Shopping(2)		City of Buenos Aires	36,760	2.83
Alto Avellaneda		Province of Buenos Aires	38,330	2.95
Alcorta Shopping		City of Buenos Aires	15,725	1.21
Patio Bullrich		City of Buenos Aires	11,396	0.88
Dot Baires Shopping(4)		City of Buenos Aires	48,805	3.75
Soleil		Province of Buenos Aires	15,156	1.17
Distrito Arcos		City of Buenos Aires	14,335	1.10
Alto Noa(2)		City of Salta	19,313	1.49
Alto Rosario(3)		City of Rosario	33,681	2.59
Mendoza Plaza		City of Mendoza	43,313	3.33
Córdoba Shopping		City of Córdoba	15,361	1.18
La Ribera Shopping		City of Santa Fe	10,530	0.81
Alto Comahue		City of Neuquén	11,702	0.90
Subtotal			333,062	25.62
Cencosud S.A.			277,203	21.33
Other operators			689,587	53.05
Total			1,299,852	100.00
(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 sqm).
(3) Does not include Museo de los Niños (1,261 sqm).
(4) Our interest in PAMSA is 80%:
Source: Argentine Chamber of Shopping Centers.

Seasonality

IRSA CP’s business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

Offices

According to Colliers International, as of June 30, 2020, the A+ and A office inventory decreased compared to 2019 to 1,827,742 sqm. The vacancy rate was steady at approximately 11.2% during the second quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices decreased in the order of USD 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was USD 25.3 per square meter. Theprices for A+ properties were USD 27.39 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 33.0. Likewise, the industry reported a 3.0% decreased in rental prices for A properties compared to the first quarter of 2020, reaching an average of USD 22.06 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching USD 30.7 per square meter.

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

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA CP’s office buildings, as of June 30, 2020:

	Date of acquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2020
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	86.9	100	433,254
Bankboston Tower(5)	Dec-14	14,865	96.4	100	324,165
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	40,421
Bouchard 710(6)	Dec-14	15,014	92.5	100	371,835
Dot Building	Nov-06	11,242	84.9	80	232,468
Zetta	Jun-19	32,173	97.5	80	760,908
Total AAA & A buildings		96,158	93.0		2,163,051
B buildings
Philips	Jun-17	8,017	82.7	100	74,172
Suipacha 652/64	Dec-14	11,465	31.2	100	39,010
Total B buildings		19,482	52.4		113,182
Total Offices		115,640	86.1		2,276,232
Other rental properties(4)					74,980
Total Offices and Others					2,351,212

(1) Corresponds to the gross leasable area of each property as of June 30, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of June 30, 2020.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)
(5) On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, it sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(6) On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”.

Occupancy rate

The following table shows our offices occupancy percentage(1) as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2020	2019	2018
	(%)
Offices:
República Building	86.9	95.2	98.4
Bankboston Tower (2)	96.4	93.5	85.6
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710(3)	92.5	100.0	100.0
Suipacha 652/64	31.2	44.6	86.2
DOT Building	84.9	100.0	100.0
Philips Building	82.7	45.7	69.8
Zetta Building	97.5	97.5	-
Total	86.1	88.3	92.3
(1)
Leased square meters pursuant to lease agreements in effect as of June 30, 2020, 2019 and 2018 over gross leasable area of offices for the same fiscal years.
(2)
On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces, on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(3)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”.

Annual average income per surface area as of June 30, 2020, 2019 and 2018(1):

	Income per square meter (1)
	As of June 30,
	2020	2019	2018
	(ARS/sqm)
República Building	25,072	23,464	16,395
Bankboston Tower(2)	22,622	24,072	17,205
Intercontinental Plaza	13,569	15,399	17,127
Bouchard 710(3)	26,774	24,500	20,422
Suipacha 652/64	10,905	22,329	8,677
Dot Building	24,356	19,992	14,437
Philips Building	11,187	25,792	7,188
Zetta Building	24,257	15,925	-
(1)
Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)
On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces,on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(3)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: "Recent Developments - Bouchard 710 Building sale"

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2020:

Building	Number of lease agreements (1)(5)	Annual rental price (In million of ARS) (2)	Rental price per new and renewed sqm (3)	Rental price per previous sqm (ARS) (3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (In million of ARS) (4)
Bouchard 710(6)	-	-	-	-	1	14
Bankboston Tower(7)	2	34	1,891	1,933	-	-
Republica Building	3	133	1,703	1,777	2	25
DOT Building	1	17	882	851	-	-
Philips Building	3	35	896	-	-	-
Suipacha 664	1	25	1,046	1,046	-	-
Total Offices	10	244	1,369	1,206	3	39
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
(6)
On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”
(7)      On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces and on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2020. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):
Expiration year	Number ofleases dueto expire(1)	Square meters ofleases due toexpire (sqm) (3)	Square meter ofleases due toexpire(%)	Annual rentalincome amountof leases due toexpire(in million ofARS)(2)	Annual rentalincome amountof leases toexpire(%)
As of June 30, 2020	4	9,454	9	57	3
As of June 30, 2021	22	24,983	25	679	33
As of June 30, 2022 and thereafter	33	65,149	65	1,345	65
Total	59	99,586	100	2,081	100
(1)
Includes offices with leases that have not been renewed as of June 30, 2020.
(2)
It does not include square meters used by IRSA CP.
(3)
It does not include square meters or revenues from parking spaces.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2020, overnight stays at hotel and parahotel establishments were estimated at 0.54 million, 98.2% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. Total travelers who stayed at hotels during June were 0.54 million, a 98.2% decrease compared to the same month the previousyear. The number of resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. The Room Occupancy Rate in June was 89.0%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 98.2%, which represents a sharp decrease compared to June 2019.

Hotels segment has also been affected by the social, preventive, and mandatory isolation decreed by the Argentine government as of March 20, 2020, together with the closure of borders and the arrival of tourism. The Libertador hotel in the city of Buenos Aires and Llao Llao hotal in the province of Río Negro have been temporarily closed since that date and there is no certainty about their reopening and the reactivation of the sector; in turn, the Intercontinental Hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

At the moment, there are no certainties about the opening of the social, preventive and mandatory isolation that motivates the reactivation of the sector. The perspectives of slow normalization and reopening place us at the end of the year or the beginning of next year.

Future confirmations on the relaxation of social isolation, the opening of airports for national and international flights, land borders and normal interprovincial traffic will contribute to the slow normalization. With the reopening, an initial occupancy is expected, oscillating between 5% and 15%, growing gradually.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each one of the hotels makes its best efforts to adapt operationally to the context.

During fiscal year 2020, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%)(1)	Average Price per Room ARS (2)	Fiscal Year Sales as of June 30 (in millions of ARS)
						2020	2019	2018
Intercontinental(3)	11/01/1997	76.34%	313	53.1	7,925	721	1,049	549
Libertador (4)	03/01/1998	100%	200	37.2	5,921	252	591	324
Llao Llao (5)	06/01/1997	50.00%	205	43.3	19,072	1,049	1.313	699
Total			718	45.9	10,254	2,022	2,953	1,572
(1)
Accumulated average in the twelve-month period.
(2)
Accumulated average in the twelve-month period.
(3)
Through Nuevas Fronteras S.A.
(4)
Through Hoteles Argentinos S.A.U.
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

 Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we acquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador”. The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

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

In fiscal year ended June 30, 2020, revenues from the development and sale of properties from the Operations Center in Argentina segment amounted to ARS 783 million, compared to ARS 210 million posted in the fiscal year ended June 30, 2019.

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

The following table shows information about IRSACP’s land reserves as of June 30, 2020:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires(6)	100	Jul-96	—	—	—	1,461	65
Total Intangibles (Residential)			—	—	—	1,461	65

LAND RESERVES:
Catalinas - City of Buenos Aires(4)(5)	100	May-10	3,648	58,100	28,051	—	—
Subtotal offices			3,648	58,100	28,051	—	—
Total under Development			3,648	58,100	28,051	—	—
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	960
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50	May-11	159,996	500,000	—	—	2,750
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	936
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	3,153
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	7,799
Coto Abasto air space - City of Buenos Aires(2)	100	Sep-97	—	21,536	—	16,385	34
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	33
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	80
Subtotal residential			21,000	53,036	—	36,545	147
Polo Dot commercial expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	1,367
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940	—	1,367
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	2,627
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	1,075
Córdoba Shopping adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	25
Subtotal offices			21,735	5,000	62,998	—	3,727
Total future developments			1,475,158	1,229,976	94,456	112,414	13,040
Other land reserves(1)			1,899	—	7,297	262	1,363
Total land reserves			1,477,057	1,229,976	101,753	112,676	14,403
(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)
These land reserves are classified as Trading Properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
The sale agreements for 86.93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The deed of sale with both entities has not yet been signed. The aforementioned fair value corresponds only to the land.
(5)
On June 10, 2020, IRSA CP informed with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two floors of medium height of the tower under construction "200 Della Paolera" located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 2,430 m2 and 16 parking units located in the building.
(6)
Classified as Intangible Assets, therefore, their value is kept at historical cost.

The following table shows information about IRSACP’s expansions on its current assets as of June 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		3,900
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000

Total expansions		131,955

The following chart shows information about IRSA’s land reserves as of June 30, 2020:

	IRSA's Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Saleable surface (sqm)	Book Value (ARS millions)
LAND RESERVES
La Adela - Buenos Aires(3)	100%	8/1/2014	9,868,500	3,951,227	-	1,367
Puerto Retiro - BA City (1)	50%	5/18/1997	82,051	246,153	-	-
Solares Santa María - BA City(3)	100%	7/10/1997	716,058	716,058	-	19,977
Subtotal Mixed-uses			10,666,609	4,913,438	-	21,344
Caballito Block 35 -BA City (4)	100%	10/22/1998	9,879	57,192	30,064	394
Zetol – Uruguay (4)	90%	6/1/2009	-	-	64,080	310
Vista al Muelle – Uruguay (4)	90%	6/1/2009	-	-	60,360	266
Subtotal Residential			9,879	57,192	154,504	970
Total Future Developments			10,676,488	4,970,630	154,504	22,314
Another Land Reserves (2)(3)(4)			5,249,941	-	4,713	454
Total Land Reserves			15,926,429	4,970,630	159,217	22,768

(1)
This landplot is under judicial litigation and it is fully allowanced.
(2)
Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot, and Llao Llao plot.
(3)
These properties (La Adela, Solares Santa María, Pilar R.8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis) are valuated as Fair Value.
(4)
These properties (Caballito Block 35, Zetol, Vista al Muelle and Llao Llao plot) are valuated as Cost adjusted for inflation.

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

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of the date of this Annual Report, the works in parcel H have been completed and all the units subject to the barter have been received, with six parking spaces available for sale.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2020, all the units were sold and the stock available for sale consisted of 1 parking space and 19 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately USD3 million was included in the sale price. As of June 30, 2020, 10 lots had been transferred and 46 remain to be traded.

Intangibles – Units to be received under barter agreements

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of land we own, through IRSA CP, face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA CP will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA CP will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and comercialization of 1,860 apartments. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for USD 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

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

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7,298,705 equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009. The estimated delivery date of the units is January 2022.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for USD 4,215,000 according to the following payment schedule: USD 3,815,000 in cash and USD 400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as LagunaAzul. Delivery of the non-monetary consideration, which consist in 30,000 sqm, is pending. In December 2019, an agreement was reached with the counterpart that allowed the resale of the non-monetary consideration to an unrelated third party for a total value of USD 450,000.

Projects under Development

Alto Palermo Expansion (IRSA CP)

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30 2020 was 64% and construction works are expected to be finished by June 2021.

200 Della Paolera - Catalinas building (IRSA CP)

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. As of June 30, 2020, work progress was 95%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by IRSA from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Picardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 m2, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during this fiscal year, the pre-feasibility requirements began to be processed with public bodies. The one corresponding to the Hydraulic Directorate of the Province is in the process of approval, and in the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2022 for Torre I and by July 2024 for Torre II. The value of the barter was USD 4 million.

La Plata Plot of land (IRSA CP)

On March 22, 2018 the Company has acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price of the transaction was USD7.5 million, which have been fully paid.

The price of the operation was set at the amount of USD 7,5 million which have been fully paid. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

On January 21, 2019, Ordinance No. 11767, approved by the Honorable Deliberative Council of La Plata on December 26, 2018, has been promulgated. With said promulgation, the uses and indicators requested to develop a project of 116,553 sqm are formally confirmed by said Ordinance.

On September 24, 2020, the agreement that validates Ordinance No. 11767 was signed between the Mayor Dr. Julio Garro and the Director of the Real Estate Business, Dr. Daniel Elsztain, where the uses within the property are fixed, they may be: Shopping and entertainment center, Offices, Hotels, Housing, Medical Assistance Center and any other use authorized by the Planning Code of the City of La Plata.

The Master plan was consolidated with 16 lots, which are already in process to obtain the corresponding subdivision, by Geodesia in the Province of Buenos Aires.

Caballito Plot – City of Buenos Aires

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

Plot 1 has an estimated surface of 3,221 sqm where a 10 floors residential building will be developed for a total area of 11,400 sqm, together with a commercial ground floor of 1,216 sqm and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the owned square meters, with a minimum guaranteed of 2,735 sqm composed for 1,215.62 commercial sqm, 1,519.68 residential sqm and a certain number of parking spaces that represent 22.50% of the own sqm with that destination and never less than 31 units.

The consideration is guaranteed by a mortgage on Plot 1 and Building 1 and the buyer has an Option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions.

On July 20, 2020, IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing an Appeal of Unconstitutionality. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

La Adela – Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud for a total amount of ARS 210 million. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

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

On 21 February 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

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

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, during legislative year 2018 it was reserved and remained without legislative treatment. As a consequence, at the end of the 2018 legislative session, the lackof treatment triggered the automatically invalidity of the above mentioned and executed Agreement with the Executive Branch of the City of Buenos Aires, which include such Bill of Law.

As of the date of this Annual Report, efforts are still being made both in the CABA with the Goverment as well as in the CABA Legislature in order that the project Law may be treated on the premises, for its treatment and subsequent legislative approval.

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

On October 25, 2019, IRSA CP transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned square meters, with a minimum guaranteed of 1,982 sqm.

In a 30 month-period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

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

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for USD3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration, consisting in 1,083,327 sqm, is pending.

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

As of June 30, 2020, the building’s occupancy rate was 95.6%, thus generating an average rent of USD75.70 per sqm.

Lipstick	Jun-20	Jun-19	YoY Var
Gross Leaseable Area (sqm)	58,092	58,092	-
Occupancy	95.6%	95.9%	-0.3 p.p.
Rental price (USD/sqm)	78.7	75.8	3.8%

During the fiscal year ended June 30, 2019, Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), which owns the building, did not exercise the option to purchase a part of the land (Ground Lease) where the Lipstick was built, and whose term expired on April 30, 2019.

Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021. In April 2018, Latham & Watkins communicated its intention of not be renewing its lease. For more information see “Risk Factors – Risks relating to our business in the United States.”

On March 4, 2019, Metropolitan, a subsidiary of New Lipstick, has renegotiated its debt without recourse to IRSA and has been reconfigured with a balance of USD 11 million, which was canceled on February 12, 2020.

In June 2019, an “Escrow Agreement” was signed for the sum of USD 5.1 million, through which an option was bought to purchase the controlling position of one of the lands where the Lipstick was built. This option expired on August 30, so the seller collected such deposit from the escrow account.

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. For more information see “Recent Developments – Lipstick Building”.

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

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately USD161 million.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 per share will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and its holders will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 12, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall make three payments to Condor in three instalments ending the last payment on December 30, 2020 and totalling USD 7,0 million.
As of the date of presentation of these financial statements, the Company has 2,197,023 common shares and 325,752 Series E shares.

Others

Our interest in Banco Hipotecario

As of June 30, 2020, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 12 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of March 31, 2020, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of totals assets and twelfth in terms of loans. As of June 30, 2020, Banco Hipotecario’s shareholders’ equity was ARS 14,285.0 million, its consolidated assets were ARS 121,203.6 million, and its net income for the six-month period ended June 30, 2020 was ARS 119.7 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans were ARS 36,153.3 million as of June 30, 2020. Total non-mortgage loans granted by the bank to the non-financial private sector were ARS 36,145,9 million as of June 30, 2020.Non-performing loans represented 12.7% of its total portfolio as of June 30, 2020..

In recent years, Banco Hipotecario has diversified its funding base and has become one of the most frequent issuers of corporate debt in Argentina based on the percentage of its total funding, by developing presence in the domestic and international capital markets, and it has also increased its deposit base. Its financial indebtedness as a percentage of its total funding was 37.8% as of June 30, 2020.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

By virtue of communications "A" 6939 and "7035" of the BCRA, the distribution of dividends is suspended until December 31, 2020.

 Others Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. We own 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was ARS 66.5 million. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at ARS 13.5 million. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

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

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture La Rural S.A., OFC S.R.L., Ogden Argentina S.A. and Entretenimiento Universal S.A. - Union Transitoria, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID-19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers have been closed since March 20, 2020, the date on which social, preventive, and mandatory isolation was decreed by the government of Argentina to combat the impact of the COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. We hold a 30.2% interest in TGLT.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD22,225,000 (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

As a result of the aforementioned exchange and capitalization, IRSA Commercial Properties obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares that are added to its holding of 3,003,990 ordinary shares.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As a consequence of this transaction, IRSA CP owns as of March 31, the amount of 279,502,813 ordinary shares of TGLT, representing 30.2% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

As is publicly known, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive, and mandatory isolation was decreed in Argentina due to COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications.

As of June 30, 2020, IRSA CP's participation in PARETO S.A. It was 69.96% and after the closing it increased its stake to 91.96%.

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

Operations Center in Israel

On 25 September 2020, the District Court in Tel-Aviv-Yafo decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and a custodian on the shares of DIC and Clal. For more information see "Recent Events – Operation Center in Argentina- Corporate Information: IDBD".

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD”

Overview

As of June 30, 2020, we indirectly owned 100% of IDBD’s capital stock and 83.7% of DIC’s capital stock. The structure chart below shows our equity interest in the various entities that comprise our Operations Center in Israel:

*
There is a non-recourse intercompany loan between Dolphin (borrower) and IDBD (lender) due to the transference of DIC shares. This loan is guaranteed with DIC shares sold. On 25 September 2020, the District Court in Tel-Aviv-Yafo decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares and a custodian on the shares of DIC and Clal. For more information see "Recent Events – Operation Center in Argentina- Corporate Information: IDBD".
** As of June 30, 2020, IDBD’s stake in Clal’s outstanding share capital was 8.5% directly and 2.1% through swaps.After this date, IDBD’s holding in Clal amounts to 5.0% of its share capital.
*** After June 30, 2020, DIC has accepted the offer to purchase offer made by a private investor of its total stake in Shufersal. As a result of this transaction, DIC completes Shufersal’s sale process.

Real Estate

Our “Real Estate” segment mainly includes assets and operating results derived from DIC’s subsidiary PBC. As of June 30, 2020, we owned a 72.4 % equity interest in PBC. PBC is a leading real estate company that operates rental buildings and develops residential properties and other construction projects. It has operations in Israel, the United States and other countries.

PBC operates in the field of income-producing properties in Israel and the United States, within the areas of activity reported as three business segments in the financial statements of PBC - the income-producing properties sector in Israel, the income-producing properties sector in the US and IDBG.

As of December 31, 2019, PBC owns areas designated for rent in Israel, amounting to approximately 42,000 square meters (compared to an area of approximately 41,000 square meters on December 31, 2018). Additionally, PBC owns income-producing properties in the United States - HSBC Tower in New York, in an area of about 80,000 square meters and half of the Tivoli project, a commercial and office project, in Las Vegas in an area of about 62,000 thousand square meters.

Following an agreement in which PBC entered into in January 2020 for the sale of its entire holdings in Ispro, Ispro's activitiy is classified in the financial statements of PBC as of December 31, 2019, as discontinued operations.

Geographical distribution

The table below sets forth geographic distribution by market of our rental properties as of December 31, 2019:

Region	Number of Producing Properties	Total GLA(sq. m.)	Percentage of Portfolio GLA	Occupancy Percentage(1)
Israel
Center (offices) .	5	18,000	9.8%	76%
Center (commercial)	1	12,000	6.5%	83%
Subtotal	6	30,000	16.3%	79.2%
United States
Northeast (offices)	1	80,000	43.5%	98%
West (commercial)*	10	62,000	33.7%	74%
Subtotal	11	142,000	77.2%	87%
Other (Parking)	-	12,000	6.5%	____
Total	17	184,000	100%	85.8%

*Refers to 100% of IDBG’s rights in Great Wash Park LLC. As of December 31, 2019, IDBG’s entire share capital was held by IDBD and PBC in equal parts (50%).

PBC’s properties can be grouped by the country and region in which they are located. PBC classifies its properties into two main regions: (i) Israel, and (ii) United States; and in three sub-regions: (i) Central (in Israel), and (ii) Northeast and (iii) West (both in the United States). As of December 31, 2019, the average rent per square meter in Israel – Central is NIS 65 for office use and NIS 50 for commercial use; the average rent per square meter in United States – Northeast is USD 78 (for office use) and in United States -West USD 31 (for commercial use). The average occupancy rate in Israel – Central is 76% for office use and 83% for commercial use; the average occupancy rate in United States – Northeast is 98% (for office use) and in United States - West is 74% (for commercial use). The distinction between the two sub regions is due to the difference in the characteristics of the two countries. Also, PBC distinguishes between different regions within the US as detailed above, when in its opinion the difference between the regions in the USA is mainly due to the fact that the properties are located in different countries, with different economic characteristics. The average rent in the Northeastern United States is significantly higher than the average rent in the western United States, the difference in rent is due, among other things, to the location and the various uses - an office tower and luxury commerce in the northeastern United States, compared to a mixed use center (commerce and offices) in the western United States, and the location of properties - in central New York in the northeastern United States, compared to a location adjacent to a residential neighborhood in the western United States.

However, even within each region (both in Israel and in the United States), there are differences among sites, as well as differences, in some cases, among the various properties at each site, mainly due to the characteristics of the property.

Relevant Subsidiaries

As of June 30, 2020, the most significant subsidiaries of PBC are the following:

 Gav-Yam. Gav-Yam is a public company whose securities are listed for trading on the TASE. In July 2019 and September 2019, in order to comply with the Concentration Law, PBC sold 11.7% and 5.1% of Gav-Yam’s issued share capital, respectively. Our stake in Gav-Yam decreased from 51.7% to 34.9%. In May 2020, PBC sold approximately 5% of Gav-Yam’s issued share capital, such that its stake in Gav-Yam decreased from approximately 34.9% to approximately 29.9%.

Ispro. Ispro is a wholly-owned company of PBC, dedicated to the rental building segment, primarily commercial centers and logistical areas. In order to comply with the Concentration Law, on October 10, 2019, Ispro’s debentures were fully redeemed and Ispro ceased being a reporting corporation. In April 2020, an agreement was reached to sale 100% of PBC’s holdings in Ispro. As a consequence of the agreement for the sale of ISPRO’s shares, the Company has reclassified net assets totaling ARS 15,473 as “Group of Assets available for Sale”.

Type of Business

PBC (i) operates rental buildings and (ii) develops residential properties and other construction projects.

(i) Operation of Rental Properties

PBC owns and manages different kinds of rental properties, which can be grouped as follows:

Industrial and Logistics. Characterized by areas with a large single space, service yards and large operational areas. Mainly located in peripheral areas, close to airports and seaports, given low rent prices and that construction requires large areas of land.

Commercial and Recreational Centers. These include commercial centers, which are located in central areas or areas near major junctions at highways from major cities, conference centers and recreational centers. These primarily include PBC’s share in the Tivoli project in Las Vegas The marketing and distribution of the Tivoli project is carried out through a local team engaged in marketing itself and through intermediaries, through direct contact with potential tenants, as well as through advertising and participation in conferences.

Business parks and office buildings for hi-tech industries. In the field of income-producing properties, Gav-Yam (as of June 30, 2020, held by PBC at a rate of 29.9%) engages in initiation, planning, development, construction (through contractors), marketing, rental, maintenance and management of high-tech parks, business and industrial parks, office buildings, commercial areas, logistics buildings and parking lots, nationwide in Israel, focusing on areas Demand.

During its years of activity in the field of income-producing properties, Gav-Yam has developed two specializations in this field. One is the establishment of business and industrial parks, and the other is designated construction. In addition, Gav-Yam, itself and/or through wholly owned subsidiaries, provides a variety of maintenance and management services to its customers throughout the lease term.

Gav-Yam's activity in the field of income-producing properties is divided into three stages - initiation and construction, marketing and rental for customers and provision of management services throughout the lease period.

Office buildings. These office buildings are located in high demand areas, and most are leased, at high occupancy rates, generally for long lease periods. Areas for office use are characterized by areas used as parking lots, which constitute an inseparable part of the buildings. These include the HSBC Tower in New York City.

Management of rental buildings.

 The field of income-producing assets is characterized by a wide range of clients, including companies and large and small business clients and private clients.

PBC often contracts with its customers on medium- and long-term leases, and the leases in Israel are usually for unprotected tenancy and index-linked rents. PBC policy is to enter into, as far as possible, long-term contracts with quality tenants.

Ancillary services in the field of income-producing properties in Israel.

PBC provides ancillary services to the areas of income-producing real estate it owns that are leased in Israel, including management services and maintenance, mainly for tenants in areas used for office and commercial purposes.

(ii) Residential Construction

In Israel, PBC is engaged in the initiation, planning, development, construction and sale of quality residential neighborhoods and unique projects that it establishes in areas of demand.

PBC has residential land reserves, in Israel, US and India.

In the field of residential construction, there are many bodies that initiate, locate, plan and establish residential neighborhoods and residential projects of various types. In Israel, there are entrepreneurial companies, some of which have an executive arm and some, such as PBC, contract with contractors to carry out construction work.

The products sold by PBC as part of its residential construction business are the housing units offered for sale. The housing units are being built both in the format of entire residential neighborhoods, which include full environmental development and ancillary community services, and in smaller residential projects.

In some of the projects, PBC works together with partners. Project management and marketing is usually performed by PBC. The construction financing of the projects is carried out both by PBC's own means and through bank support for the project.

The types of projects in which PBC operates in this field are diverse and include construction on land purchased or leased long-term by PBC (most projects) as well as combination transactions of various types. PBC also has activities in the field of urban renewal.

As of December 31, 2019, the balance of approved construction rights for the projects in which PBC was a partner amounted to approximately 685 residential units (of which 447 units belong to PBC), where approximately 301 residential units are currently in construction (of which 203 units belong to PBC), out of which approximately 268 residential units were sold). In 2019, construction and marketing of 62 residential units began (as compared with construction and marketing of 86 residential units in 2018). In2019In 2019, 139 residential units were sold (as compared with 205 residential units in 2018). In 2019, PBC’s revenues from the sale of residential units and lands imputed to the income statement amounted to approximately NIS 336 million, as compared with approximately NIS 517 million in 2018.

HSBC

The HSBC Tower was closed beginning on March 15, 2020, in accordance with directives issued by New York State and New York City. Access to the tower and to its services is permitted to tenants defined as “essential” in accordance with the city’s by laws and regulations. As of August 20, 2020, the collection rate at the tower during the months April - June 2020 amounted to approximately 98% of total rent charged. New York City, where the HSBC Tower is located, is currently in phase 4 of New York State’s reopening plan. The tower remains active and open for “essential” businesses and for tenants who choose to work from the offices, subject to restricted occupancy guidelines of up to 50%.

IDBD

Tivoli Project - IDBG is engaged, through a real estate corporation, in the construction and operation of a commercial and office project in Las Vegas, Nevada (USA) ("The Tivoli project")

The Tivoli project is a real estate project, located near the prestigious Summerlin neighborhood in Las Vegas, intended for mixed use, mainly of commerce and offices and as a unique center for entertainment and shopping. Tivoli project includes three parts of about 80 thousand square meters (the "commercial area"), out of which approximately 62 thousand square meters have been built so far.

The first two parts of the Tivoli project are open to the public in a total area of 670 thousand square feet (approximately 62 thousand square meters), which includes approximately 330 thousand square feet (approximately 31 thousand square meters) of commercial space and approximately 340 thousand square meters (approx. 31 thousand square meters) office space.

As of June 30, 2020 approximately 73% of the commercial and office space has been leased. Around August 20, 2020, Great Wash Park LLC “GW” is working to market the rest of the areas designated for rent. The third part of the Tivoli project is planned to include commercial and office space, with a total area of about 196 thousand square feet (about 18 thousand square meters). The third part is still in the planning stages and an estimated construction date has not yet been set.

It should also be noted that GW has rights to build 300 housing units near the Tivoli project. As of December 31, 2019, IDBD and PBC held the entire share capital of IDBG, in equal parts. In February 2020, the loans that had been extended by PBC to IDBG were converted, in a manner that IDBD's share in IDBG's share capital and in the right to the repayment of the shareholder's loans to a rate of 25.82% (the remaining 74.18% are held by PBC). In June 2020, IDBD and PBC signed on an agreement for the sale of the IDBD's entire rights on IDBG for consideration of USD 27.8 million. The approval of the transaction was subject, inter alia, to the approval of PBC's general meeting, which was convened on June 23, 2020 and which decided not to approve the commitment. Following the abovementioned, as of June 30, 2020, the holding rates of IDBD and PBC in IDBG are 25.82% and 74.18%, respectively.

Following the outbreak of the Corona virus, on March 24, 2020, the center in the Tivoli project was closed, pursuant to the directives issues by the Governor of the State of Nevada. During the course of the period in which the center was closed, a number of restaurants worked in a format of deliveries and take away. Furthermore, vital activities, such as banks and clinics were allowed to operate. The center management activity was reduced to the minimum necessary for business that operated in the center in that period and some of the activities were discontinued completely (such as parking, cleaning and gardening services and etcetera). This reduction has led to a saving of approximately 36% in the center's operating expenses in the relevant period.

The occupancy rate in the project stood at approximately 73% before the outbreak of the Corona virus. During the course of the period of the closure, a number of tenants encountered difficulties and gave notice of the cessation of their activity in the project. Furthermore, a number of tenants announced that they would not be extending their rental agreements in the project, which are about to expire. However, during this period of time a number of new contracts were signed. The rental fees for March 2020 were collected without any significant change as compared with previous months. In April and May 2020 approximately 70% of the rental fees for offices and approximately 25% of the rental fees for commercial areas and restaurants have been collected up to now. For June 2020, 82% of the the rental fees have been collected so far. As of this time, the project's management has not set a uniform policy in connection with the granting of reliefs for tenants and a specific discussion is held opposite each tenant. Tivoli’s management continues working to complete the collection for the above mentioned periods.

The valuation of the Tivoli project in Las Vegas was updated in the first quarter of 2020 to USD 233 million from USD 237 millionas of 31.3.2019. As a result, PBC recorded a lossin the amount of NIS 11 million, while DIC’s share in the aforementioned loss amounted to a total of NIS 8 million; IDBD recorded its share in the net loss in the amount of NIS 4 million, which was recorded under discontinued operations

At present, it is not possible to estimate the full effect of the coronavirus pandemic on the Tivoli project’s results in 2020. However, at this stage, PBC estimates that the damage will be limited to a few millions of USD, where despite the expected decline in NOI, the project’s current cash flows, along with increased efficiency measures which have been implemented, will allow the project to maintain a positive cash balance.

Gav-Yam

Gav Yam - As of July 2020, the management of Gav Yam estimated that, in the long term, in light of its financial strength, as reflected, inter alia, in its high balances of available cash and cash equivalents, its low leverage ratio, the average lifetime of its debt and the comfortable distribution thereof, the fact that all of Gav Yam’s properties are unpledged, and in light of the broad geographical and sectoral distribution of Gav Yam’s properties, as well as their status, locations and occupancy rates, and the fact that the vast majority of properties are used for IT, office, logistics and industrial purposes (and not for commerce or retail), with an emphasis on the quality of lessees, and the distribution of revenues from them, all reduce the exposure of Gav Yam’s businesses to the crisis and/or to significant instability, and it has tools at its disposal in order to appropriately deal with the economic crisis described above.

Residential construction segment in Israel

 According to the assessment of PBC, at this stage there are no indications of a decline in the fair value of PBC’s inventory of apartments, inter alia, in light of the average sale prices in the period after the coronavirus outbreak, and in light of the fact that payments from apartment buyers are continuing to be received in an orderly fashion. In addition, PBC promotes and complements conditions in a number of projects for obtaining building permits, but since the outbreak of the corona virus there has been a difficulty in working with the authorities which causes delays in granting the necessary permits for the construction of projects.

PBC believes that its financial strength and the status of its properties, cash balances, and the current cash flows which it is generating, will allow it to continue financing its activities and service its liabilities.

Agriculture

Mehadrin. Mehadrin is a public company whose securities are listed for trading on the TASE. Most of Mehadrin’s activities are in the agricultural segment. Until September 2019, We and Phoenix Holdings Ltd. (“Phoenix”), which held, through a wholly owned subsidiary, 41.4% of Mehadrin, were considered to be joint controllers of Mehadrin since, pursuant to the terms of a shareholders agreement, PBC and Phoenix controlled approximately 86.8% of the voting rights and rights to appoint directors in Mehadrin. On September 18, 2019, Phoenix distributed of all shares of Mehadrin it owned as a dividend in kind to Phoenix’ shareholders, thereby terminating the joint control of the parties of Mehadrin. On November 27, 2019, PBC approved the distribution of all its shares in Mehadrin as a dividend in kind. As a result, DIC received approximately 31.4% of the share capital of Mehadrin. Additionally, in the first quarter of 2020, DIC acquired approximately 8.8% of Mehadrin’s issued share capital, such that its holding rate in Mehadrin increased to approximately 40.2%. The aforementioned acquisitions of Mehadrin shares resulted in DIC gaining control of Mehadrin. In the second quarter of 2020, DIC purchased approximately 3.5% of the issued share capital of Mehadrin, at a total cost of NIS 14 million, such that its holding rate in Mehadrin increased to approximately 43.7%.

Telecommunications

Cellcom is a public company which was incorporated in Israel, whose shares are listed for trading on the TASE and on the New York Stock Exchange, and whose debentures are listed for trading on the TASE. As of June 30, 2020, we owned 46.2% of the shares and had 48.4% of voting rights of Cellcom.

Segments

Cellular Segment. Cellcom is the largest provider of cellular communications services in Israel based upon number of subscribers and estimated market share as of June 30, 2020. Cellcom offers a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure . Cellcom operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone, customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. As of June 30, 2020, Cellcom provided cellular communications services to approximately 2,734 million subscribers in Israel, with an estimated market share as of December 31, 2019 of approximately 26%.

Cellcom offers cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services its group offers, including quatro bundles (internet infrastructure service and connectivity, landline telephony, cable television service and cellular services). Cellcom offer two methods of payment: post-paid and pre-paid. Post-paid services are offered to subscribers who are willing to pay for its services through banking and credit arrangements, such as credit cards and direct debits. Pre-paid services are offered to cellular subscribers who pay for its services prior to obtaining them. The majority of Cellcom’s sales are post-paid.

Fixed line services. Cellcom fixed line services include its internet infrastructure (for private customers based mostly on the landline wholesale market and increasingly on its independent fiber-optic infrastructure and for business customers based on its landline infrastructure) and connectivity services, OTT TV services, ILD services, landline telephony services and transmission services (for business customers). Cellcom also offer bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering. Cellcom also offer landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan according to the network sharing agreement as of April 2017), using its fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by Cellcom and by third party vendors and IOT solutions such as “smart city” end-to-end cellular and fixed line solutions. For more information see “Cellcom- Golan Telecom Agreement”

Networks and Infrastructure

Cellular Segment. Cellcom have built an extensive, durable and advanced cellular network system, enabling to offer high-quality services to substantially the entire Israeli populated territory, while using a cost-effective design, utilizing shared components for its networks, where applicable. Cellcom seek to satisfy quality standards that are important to its subscribers, such as high voice quality, high data throughput rate, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, Cellcom have made substantial capital expenditures and expect to continue to be required to make substantial capital expenditures on its network system, though, pursuant to its Sharing Agreements, radio capital expenditures for the shared networks will be divided among the sharing parties.

Fixed line services. Cellcom provides, Internet services - connectivity and infrastructure, multichannel TV services, international Call Services, Wireline communication Services and other fixed-line services. Cellcom optical transmission network is strategically deployed in order to cover the major portion of Israel’s business parks from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,980 kilometers. The fiber-optic network is monitored by a fault-management system that performs real-time monitoring in order to provide high quality service. In order to efficiently complete its transmission network’s coverage to the majority of its cell sites and business landline and transmission subscribers, Cellcom uses a microwave network as a complementary solution in those areas that are not served by its fiber-optic network. As of December 31, 2019, Cellcom had approximately 2,808 microwave links to both its cell sites and its landline and transmission subscribers. In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock. For more information see: “Significant acquisitions, dispositions and development of business – Operation Center in Israel - Cellcom- Golan Telecom Agreement ”

Others

Modiin Energy

 Modiin is a limited partnership engaged in the field of oil and natural gas exploration and is traded on the Tel Aviv Stock Exchange. IDBD operates in the field of oil and gas through Modiin. As of December 31,2019, Modiin has rights in onshore oil assets in the United States and in one oil asset in Israel (marine oil asset).

 Elron

Elron is a holding company which constitutes the technology investment arm of the IDB Group. Elron has significant holdings in a select number of start-up companies in the field of cybersecurity, enterprise software, medical device, etc.

IDB Tourism

IDB Tourism is a wholly-owned subsidiary of IDBD, which was incorporated in Israel and commenced it operations in 1934. In 2014, IDB Tourism’s management decided to focus its business activity on the sale of tourism services, in the framework of tourism packages that were adapted to the preferences of the Israeli public, to the incoming tourists to Israel. Until 2015, IDB Tourism held three major companies operating in the field of tourism: Terminal 1 Holdings Ltd. (formerly - Diesenhaus Ltd.), Open Sky Ltd, and Israir Airlines & Tourism Ltd. (“Israir”), (Israir, Diesenhaus, Open Sky and related parties will be referred to hereinafter as “the IDB Tourism Group”).

In July 2020, Israir signed an agreement to have access, if needed, a loan in an amount of NIS 75 million with a 75% guarantee from the State. In addition, Israir received approval from another banking corporation and from the Ministry of Finance to receive another State-guaranteed loan at a rate of 75% and in the amount of approximately NIS 61 million, while the Bank gave its agreement in principle to increase the loan to NIS 100 million. The increase ot the said loan is subject to the approval of the Ministry of Finance, which has agreed to positively consider increasing the volume of the state-guaranteed loan to a higher percentage in about two months, depending on the situation at that time.

Supermarkets

Shufersal is the owner of the largest supermarket chain in Israel. In December 2017 the Group completed the acquisition of the entire issued share capital of Be Drugstores Ltd. (formerly New Pharm Drugstores Ltd.) (“Be”). Shufersal is a public company, which is included under the Tel Aviv 35 index, which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE.

As June 30, 2020, Shufersal operates 379 branches throughout Israel, of which 298 are Shufersal stores and 81 are Be stores. Shufersal’s total commercial space encompasses approximately 543,000 square meters, of which 513,000 square meters are Shufersal stores and 30,000 square meters are Be stores, as well as 8 delivery centers encompassing 22,000 square meters, all located in Israel. Shufersal employs about 17 thousand employees (about 14.8 thousand calculated positions) and has annual revenues of about NIS 14 billion.

In June 2018, DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, as a result of which DIC’s holdings in Shufersal decreased to approximately 33.6% and therefore ceased to be the controlling shareholder of Shufersal. Following certain other divestments from DIC, as of June 30, 2020, our equity interest in Shufersal was reduced to 26.02%. On July 26, 2020, DIC sold its entire stake in Shufersal, of approximately 26%, for a total net consideration of NIS 1,450 million.

Segments

The Company operates in four operating segments that are reported as business segments in its financial statements:

Retail segment. This segment includes the retail marketing of food and other products in the Shufersal’s stores and the manufacture of frozen and fresh baked products that are sold mainly in the Shufersal’s stores. As at June 30, 2020, the Shufersal’s retail segment activity is carried out in 298 stores having a wide geographical spread.

Real Estate. In this segment we manage various types of properties, including commercial centers and other properties related to the operation of our stores. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd., a wholly owned subsidiary. This entity leases these properties both to Shufersal and to other third parties. This segment’s revenues include rental revenues based on actual amounts that the real estate segment charged the retail segment, and the operating profit of the segment includes also management fees that were charged to the subsidiaries of the real estate segment. Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2019:

	Number of properties	Approximately total area	Fair value	Rent and annual management fees
		(thousands of sqm.)	(millions of NIS)	(thousands of NIS)

Stores rented to Shufersal	71	134	1,818	131,348
Properties under construction which will be rented to Shufersal	1	2	1	—
Rentable real estate properties to third parties	20	54	586	50,949
Real estate properties under construction which will be rented to externals	2	50	134	—
Total	94	240	2,539	182,297

Credit card customers’ club management segment. This segment includes operating the credit card business and providing credit to the holders of our credit cards. From January 18, 2018, the operation of the credit card business is made by means of Israel Credit Card Ltd. and Diners Club Israel Ltd.

Be segment. Following completion of the transaction to acquire New Pharm Drugstores Ltd. on December 20, 2017, which was rebranded as “Be”. As of June 30, 2020this segment includes the operation of 81 drugstores in Israel that sell mainly cosmetics, convenience and toiletry products, medicine and food supplements. In December 2019, Shufersal's Board of Directors passed a resolution that Shufersal would merge, by way of a statutory merger with BE, under which Shufersal would absorb all of BE's activities, liabilities and assets without consideration, and BE would be liquidated without liquidation.

Distribution

Most merchandise is distributed to our stores through our network of distribution centers. Common carriers ship general merchandise to and from our distribution centers. Vendors or third party distributors ship certain food items and other merchandise directly to our stores. Merchandise sold through our digital channels is distributed to our online guests via common carriers (from stores, distribution centers, vendors and third party distributors) and through guest pick-up at our stores. Using our stores as fulfillment points allows improved product availability and delivery times and also reduces shipping costs. We continue to expand other delivery options, including store drive-up and delivery.

Seasonality

In Israel, the retail segment business’s results are subject to seasonal fluctuations as a result of the consumption behavior proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October).

Competition

Shufersal competes in this market primarily with the other supermarket chains, specialty stores (such as grocers, butchers, delis and bakeries), convenience stores in cities and gas stations, neighborhood grocery stores, open and closed markets, and other retailers.

Insurance

Clal is a public company which was incorporated under the laws of the State of Israel. Clal is one of the leading insurance and long-term savings groups in Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. As of December 31, 2019, Clal employs over 4,500 people and markets its products through 1,897 insurance agents, all of whom provide quality service and professional support to their customers. As of December 31, 2019, Clal has NIS 220 billion in assets under management (out of which, approximately NIS 188 billion are assets managed for others). Clal divides its operations in three insurance segments: Non-Life Insurance, Long-Term Savings and Health.

As of June 30, 2020, IDBD’s stake in Clal’s outstanding share capital was 8.5% directly and 2.1% through swaps.

Segments.

Non-Life Insurance. The General Insurance domain in Clal Group is among the largest in Israel. As of December 31, 2019, Clal holds 10.3% market share of the premiums in the in the Non-Life Insurance Division and offers coverage to private and corporate customers. Clal markets its products through 1,450 non-life insurance agents, all of whom provide quality service and professional support to their customers. The Non-Life Insurance Segment offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. It`s vision is to provide professional and high-level service to company`s agents and customers, through constant improvements and new product development.

Life Insurance and Long-Term Savings. As of December 31, 2019, the Long-Term Savings Division holds a 13.7% market share of the long-term savings market, as defined by the Commissioner of Insurance and have assets in an approximate amount of NIS 149,472 billion. As at December 31, 2019, Clal holds 17.3% market share of the premiums in the in the Life Insurance Division. There is no single customer or a limited number of customers of which Clal is dependent. Clal markets insurances policies, from time to time and in the normal course of business, to companies in the IDBD Group (both policyholders in collective insurance, both as members of central provident funds and as employers depositing for pension savings for long-term savings products). This does not exceed 5% of the Clal’s total revenues in this segment. The Long-Term Savings segment manages long-term assets, including life insurance, pension and provident funds. The segment also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division’s customers are large corporations and many residents of the State of Israel. Its objectives are to support the company’s distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing quality of service. The segment offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times.

On July 26, 2018, Clal’s Board of Directors resolved to change the organizational structure of Clal Group, and from September 1, 2018, the life insurance and pension and provident divisions merged into the long-term savings division. In addition, a new a customer and distribution division established.

Health Insurance. The Health Insurance segment offers a wide range of products for individuals, families and groups, specializing in comprehensive solutions for specific market segments such as women and children. As of December 31, 2019. Clal holds a 17.4% market share of the premiums in the health insurance market in Israel and offers health insurance products such as surgeries in Israel and overseas, transplants, medications, critical illness, long-term care, personal accidents, travel and more. Health Insurance segment vision is to establish Clal as a leading, innovative and professional company in the field of health and nursing care insurance, while providing a professional and timely service to its agents and customers. The segment focuses on technological innovation as well as on developing a range of innovative health insurance products, enabling flexibility in creating health insurance packages tailored for each client, based on his needs and financial status. Each package is either derived from existing packages, or custom-built for each customer. Clal markets most of its products through 852 health agents, all of whom provide quality service and professional support to their customers. The Health Insurance segment is constantly growing, and is proud to provide quality service to 400,000 members insured under private insurance plans as well as an additional 2,000,000 members insured under group insurance plans.

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

 Leases

Argentine law imposes certain restrictions on property owners, including:

●
a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from three to ten years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases with other destiny than home destiny, early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

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

Buenos Aires Authorizations and Licenses Code

The Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted. The General Bureau of Authorizations and Licenses is responsible for implementing and enforcing the Authorizations and Licenses Code. Outside the city of Buenos Aires, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations, which must also comply with national standards. In some jurisdictions we may also be subject to regulation of large commercial areas, which require approval of the location of these areas. We believe that all of our real estate properties are in material compliance with relevant laws, ordinances and regulations.

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

After paying of 25% of the purchase price or advancing of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

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

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering”.

Environmental Law

Our activities are subject to several national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

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

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

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

Environmental matters

We consistently strive to act responsibly regarding protection of the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments. We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity proposed to be developed. Compliance with environmental laws may result in project delays or impose additional requirements that may result in substantial additional costs that may adversely affect our commercial activities. Before purchasing land or carrying out an investment on a plot of land, we carry out an environmental assessment of the parcel to identify possible environmental contingencies and analyze the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans that enhance our monitoring activities, in line with our commitment to and respect for the environment, our compliance obligations and with existing regulations, while seeking to optimize the use of resources.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2020:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2020	06.30.2019	06.30.2018
IRSA's direct interest:
IRSA CP (1)	Argentina	Real estate	80.65%	83.80%	86.34%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP's direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.92%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
Pareto S.A.	Argentina	design and software development	69.69%	69.69%	-
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	97.04%	96.46%	91.57%
I Madison LLC	USA	Investment	-	-	-
IRSA Development LP	USA	Investment	-	-	-
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	-	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%	100.00%	100.00%
DFL's and DN BV's direct interest:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL's direct interest:
Discount Investment Corporation Ltd. (4)	Israel	Investment	83.72%	83.77%	76.57%
IDBD's direct interest:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct interest:
Property & Building Corporation Ltd.	Israel	Real estate	72.40%	68.80%	64.40%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	46.20%	44.10%	43.14%
Elron Electronic Industries Ltd.	Israel	Investment	61.06%	61.06%	50.30%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	55.68%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	68.75%
Mehadrin Ltd (8)	Israel	Agricultural	43.75%	-	-
PBC's direct interest:
Gav-Yam Bayside Land Corporation Ltd.	Israel	Real estate	-	51.70%	51.70%
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	50.10%	50.10%	50.10%
Hadarim Properties Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
PBC USA Investments Inc	USA	Real estate	100.00%	100.00%	100.00%
(1)
Includes interest held through E-Commerce Latina S.A. and Tyrus S.A..
(2)
The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3)
Includes interest held through Ritelco S.A. and Torodur S.A.
(4)
Includes Tyrus' equity interest.
(5)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes (48.5%) vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6)
Control was lost in September 2019. See Note 4.C.
(7)
Includes Tyrus’ and IRSA S.A.’s equity interests.
(8)
DIC considers that it exercises control because DIC is the group with the higher percentage of votes (43.75%) vis-à-vis other shareholders that are highly atomized.

Except for the aforementioned items the percentage of votes does not differ from the stake.

The Company takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

D. Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2020:

Property (6)		Leasable/ Sale m2 / Rooms	Location	Net Book Value ARS (2)	Use	Occupancy rate
República Building (3)	Apr-08	19,885	City of Buenos Aires	8,969	Office Rental	86.9%
Bankboston Tower (3)(13)	Aug-07	14,865	City of Buenos Aires	6,642	Office Rental	96.4%
Bouchard 551	Mar-07	-	City of Buenos Aires	310	Office Rental	-
Intercontinental Plaza Building (3)	Nov-97	2,979	City of Buenos Aires	993	Office Rental	100%
Bouchard 710 (3)(14)	Jun-05	15,014	City of Buenos Aires	6,318	Office Rental	92.5%
Dot Building (3)	Nov-06	11,242	City of Buenos Aires	4,226	Office Rental	84.9%
Zetta Building	Jun-19	32,173	City of Buenos Aires	12,334	Office Rental	97.5%
Suipacha 664	Nov-91	11,465	City of Buenos Aires	1,497	Office Rental	31.20%
Phillips Building	Jun-17	8,017	City of Buenos Aires	2,668	Office Rental	82.70%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	5,500	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	4,390	Other Rentals	N/A
Abasto Shopping(3)	Nov-99	36,760	City of Buenos Aires, Argentina	6,810	Shopping Mall	94.9%
Alto Palermo Shopping(3)	Dec-97	18,655	City of Buenos Aires, Argentina	8,246	Shopping Mall	91.9%
Alto Avellaneda(3)	Dec-97	38,330	Province of Buenos Aires, Argentina	4,649	Shopping Mall	97.4%
Alcorta Shopping(3)(12)	Jun-97	15,725	City of Buenos Aires, Argentina	4,867	Shopping Mall	97.3%
Patio Bullrich(3)	Oct-98	11,396	City of Buenos Aires, Argentina	2,335	Shopping Mall	91.4%
Alto Noa(3)	Nov-95	19,313	City of Salta, Argentina	1,157	Shopping Mall	99.0%
Mendoza Plaza(3)	Dec-94	43,313	Mendoza, Argentina	1,937	Shopping Mall	97.8%
Alto Rosario (3)	Dec-04	33,681	Santa Fe, Argentina	4,108	Shopping Mall	97.2%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,361	City of Córdoba, Argentina	1,266	Shopping Mall	95.4%
Dot Baires Shopping(3)	May-09	48,805	City of Buenos Aires, Argentina	5,239	Shopping Mall	74.6%
Soleil Premium Outlet(3)	Jul-10	15,156	Province of Buenos Aires, Argentina	1,855	Shopping Mall	97.1%
La Ribera Shopping(3)	Aug-11	10,530	Santa Fe, Argentina	584	Shopping Mall	99.0%
Distrito Arcos (3)	Dec-14	14,335	City of Buenos Aires, Argentina	1,891	Shopping Mall	93.8%
Alto Comahue(3)	Mar-15	11,702	Neuquén, Argentina	1,263	Shopping Mall	96.2%
Patio Olmos(3)	Sep-97	-	City of Córdoba, Argentina	899	Shopping Mall	N/A
Caballito Plot of Land (3)	Nov-97	-	City of Buenos Aires	3,154	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	19,977	Other Rentals	17.3%
Catalinas Building	May-10	-	City of Buenos Aires	13,544	Offices and Other Rentals	N/A
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	960	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	6,585	Land Reserve	N/A
Building annexed to Alto Palermo Shopping	N/A	N/A	City of Buenos Aires	1,763	Properties under development	N/A
Other Developments(15)	N/A	N/A	City of Buenos Aires	227	Properties under development	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	605	Hotel	53.1%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	301	Hotel	37.2%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	907	Hotel	43.3%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels (considering inflation adjustment). The remaining properties are valued at fair value.
(3) Through IRSA CP.
(4) Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, the building and plot annexed to Dot, Mendoza Plot, Mendoza 2.992 East Av. Plot and La Plata plot (through IRSA CP).
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Beruti Parking Space Santa María del Plata and Detroit properties.
(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.U.
(9) Through Llao Llao Resorts S.A.
(10) Includes “Terreno Bariloche.”
(11) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”
(12) Express in number of rooms.
(13) On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces,on August 26, 2020, it sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession”.
(14) On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”
(15) Includes the following developments: EH UT, PH Office Park, Phillips Building and Alto Avellaneda.

 The following table sets forth certain information about our properties for the Operations Center in Israel as of June 30, 2020:

Property	Date of acquisition	Location	Net Book Value	Use
Tivoli	oct-15	United States	14,503	Rental properties
HSBC Building	oct-15	United States	63,829	Rental properties
Others	N/A	Israel	5,939	Rental properties
Tivoli	oct-15	United States	875	Undeveloped parcels of land
Tivoli		United States	1,322	Properties under development
Total			86,468

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

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2020). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

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

	Fiscal year ended June 30,
	2020	2019	2018
	(inter-annual data)
GDP (1)	(19.1)%	(3.7)%	2.0%
Inflation (IPIM)(2)	39.7%	60.8%	44.1%
Inflation (CPI)	42.8%	55.8%	29.5%
Depreciation of the Peso against the U.S. dollar	(66.1)%	(47.1)%	(73.7)%
Average exchange rate per USD1.00(3)	ARS 70.3600	ARS 42.3630	ARS 28.8000
Appreciation/ (depreciation) of the NIS against the U.S. Dollar	3.0%	2.4%	(4.8)%
(1) Represents inter-annual growth of the last twelve months GDP average at constant prices (2004).
(2) IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020. As of November 13, 2020, the exchange rate was 79.7500 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP contracted 19.1% during our 2020 fiscal year, compared to a contraction of 3.7% in our fiscal year 2019. Nationally, shopping mall sales decreased 82.2% in the fiscal 2020 compared to fiscal 2019. As of June 30, 2020, the unemployment rate was at 13.1% of the country’s economically active population compared to 10.6% as of June 30, 2019. The monthly estimate of economic activity (“EMAE”) as of June 30, 2020, contracted by 12.3% compared to the same month in 2019. In the second quarter of 2020, the activity rate was 38.4%, the employment rate was 33.4% and the unemployment rate was 13.1%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2020 showed a drop of 8.8 percentage points (p.p.) compared to the first quarter of the year and of 9.2 p.p. compared to the second quarter of 2019, driven by the lower proportion of people who were able to report to work. Due to COVID-19 pandemic, total sales at current prices in the month of June 2020 relevant to the survey reached a total of ARS 2,841.6 million, which represents a decrease of 82.2% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

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

	Consumer price index	Wholesale price index
	(inter-annual data)
Fiscal Year ended June 30,
2018	29.5%	44.1%
2019	55.8%	60.8%
2020	42.8%	39.7%

The current structure of IRSA CP’s leases contracts for shopping mall tenant generally include provisions that provide for payment of variable rent, which is a percentage of the IRSA CP’s shopping mall tenant’s sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15% on a semi-annual and cumulative basis from the seventh (7th) month following effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

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

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e. is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in pesos. Specifically, since our tenants’ products have been adjusted (increased) to account for inflation of the peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

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

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls”.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

●
during the 2018 fiscal year there was a 73.5% depreciation of the peso from ARS 16.63 to USD1.00 as of June 30, 2017 to ARS 28.85 to USD1.00 as of June 30, 2018; and

●
during the 2019 fiscal year, there was a 47.1% depreciation of the peso from ARS 28.85 to USD1.00 as of June 30, 2018 to ARS 42.363 to USD1.00 as of June 30, 2019.

●
during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD1.00 as of June 30, 2019 to ARS 70.36 to USD1.00 as of June 30, 2020.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in US dollars, However, as a consequence of the restrictions imposed by the BCRA on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA CP in the past few months). Therefore, IRSA CP has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Factors Affecting Comparability of our Results

Comparability of information

Operations Center in Argentina

Office buildings

On June 30, 2019, IRSA CP’s Office portfolio consisted of 115,378 square meters of GLA after incorporating the recently inaugurated Zetta building. Additionally, we acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On June 30, 2020, IRSA CP has acquired as an investment property the building “200 Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking lots in 4 basements.

Shopping malls

During the fiscal years ended June 30, 2020 and 2019, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Operations Center in Israel

IDBD and DIC, our principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC fiscal year ends differ from our fiscal year end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our consolidated statement of income for the year ended June 30, 2020 includes the results of IDBD and DIC for the 12-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020.

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

As of fiscal year 2018, the CODM reviews certain corporate expenses associated with each operations center in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operations center. Additionally, as of fiscal year 2018, the CODM reviews the offices business as a single segment and the entertainment business in an aggregate manner and separately from the offices segment. The entertainment business is presented within the "Others" segment.

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

o
The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.

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

                ● Operations Center in Israel: Within this operations center, as of June 30, 2020, the Company operated in the following segments:

o
The “Real Estate” segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA. In this fiscal year, the Company lost control over Gav-Yam. Income was reclassified to discontinued operations and no longer forms part of this segment in this fiscal year. The comparative information has been adjusted accordingly. As of September 2019, Gav-Yam started to be accounted for as an associate.

o
The “Supermarkets” segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019. Due to the loss of control, it was reclassified to discontinued operations and no longer represents a segment for fiscal year 2018.

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

o
The "Others" segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, agricultural antivities and others.

o
The “Corporate” segment includes the expenses related with the activities of the holding companies.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income for the years ended June 30, 2020, 2019 and 2018:

	June 30, 2020
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(In million of ARS)
Revenues	11,138	81,637	92,775	(60)	3,100	(22)	95,793
Costs	(2,731)	(56,296)	(59,027)	53	(3,230)	-	(62,204)
Gross profit / (loss)	8,407	25,341	33,748	(7)	(130)	(22)	33,589
Net gain / (loss) from fair value adjustment of investment properties	33,994	(2,989)	31,005	(263)	-	-	30,742
General and administrative expenses	(2,152)	(8,764)	(10,916)	14	-	33	(10,869)
Selling expenses	(1,231)	(12,544)	(13,775)	18	-	-	(13,757)
Impairment of associates and joint ventures	-	(2,470)	(2,470)	-	-	-	(2,470)
Other operating results, net	(47)	1,127	1,080	18	17	(11)	1,104
Profit / (loss) from operations	38,971	(299)	38,672	(220)	(113)	-	38,339
Share of profit of associates and joint ventures	7,047	1,299	8,346	171	-	-	8,517
Segment profit / (loss)	46,018	1	47,018	(49)	(113)	-	46,856
Reportable assets	158,263	451,267	609,53	(692)	-	18,361	627,199
Reportable liabilities	-	(403,184)	(403,184)	-	-	(101,36)	(504,544)
Net reportable assets	158,263	48,083	206,346	(692)	-	(82,999)	122,655

	June 30, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(In million of ARS)
Revenues	15,055	73,537	88,592	(93)	3,706	(24)	92,181
Costs	(3,176)	(52,426)	(55,602)	66	(3,855)	-	(59,391)
Gross profit / (loss)	11,879	21,111	32,99	(27)	(149)	(24)	32,790
Net (loss) / gain from fair value adjustment of investment properties	(39,607)	892	(38,715)	838	-	-	(37,877)
General and administrative expenses	(2,674)	(8,031)	(10,705)	18	-	44	(10,643)
Selling expenses	(1,085)	(11,192)	(12,277)	7	-	-	(12,270)
Other operating results, net	(660)	742	82	194	17	(20)	273
(Loss) / profit from operations	(32,147)	3,522	(28,625)	1,030	(132)	-	(27,727)
Share of (loss) of associates and joint ventures	(6,031)	(150)	(6,181)	(1,019)	-	-	(7,200)
Segment (loss) / profit	(38,178)	3,372	(34,806)	11	(132)	-	(34,927)
Reportable assets	111,562	535,565	647,127	(609)	-	31,842	678,36
Reportable liabilities	-	(461,015)	(461,015)	-	-	(94,689)	(555,704)
Net reportable assets	111,562	74,55	186,112	(609)	-	(62,847)	122,656

	June 30, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(In million of ARS)
Revenues	13,872	60,057	73,929	-109	4,387	-20	78,187
Costs	(2,802)	-41,935	-44,737	70	-4,445	-	-49,112
Gross profit / (loss)	11,07	18,122	29,192	-39	-58	-20	29,075
Net gain from fair value adjustment of investment properties	20,216	-	20,216	-1,056	-	-	19,16
General and administrative expenses	-2,337	-7,233	-9,57	40	-	33	-9,497
Selling expenses	-1,125	-10,639	-11,764	15	-	-	-11,749
Other operating results, net	-54	2,136	2,082	42	-2	-13	2,109
Profit / (loss) from operations	27,77	2,386	30,156	-998	-60	-	29,098
Share of (loss) of associates and joint ventures	-4,228	-422	-4,65	928	-	-	-3,722
Segment profit / (loss)	23,542	1,964	25,506	-70	-60	-	25,376
Reportable assets	152,903	563,654	716,557	307	-	25,189	742,053
Reportable liabilities	-	-479,056	-479,056	-	-	-103,129	-582,185
Net reportable assets	152,903	84,598	237,501	307	-	-77,94	159,868

Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(1) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 17 million, ARS 8,659 and ARS 5,453 million, as of June 30, 2020, 2019 and 2018, respectively.

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2020, 2019 and 2018:

	June 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(In million of ARS)
Revenues	5,935	2,358	735	2,021	11	-	78	11,138
Costs	(567)	(138)	(671)	(1,245)	(12)	-	(98)	(2,731)
Gross profit / (loss)	5,368	2,220	64	776	(1)	-	(20)	8,407
Net (loss) / gain from fair value adjustment of investment properties	(2,105)	23,285	12,179	-	-	-	635	33,994
General and administrative expenses	(829)	(221)	(228)	(365)	(110)	(282)	(117)	(2,152)
Selling expenses	(709)	(84)	(197)	(230)	-	-	(11)	(1,231)
Other operating results, net	(38)	(29)	(27)	(20)	-	-	67	(47)
Profit / (loss) from operations	1,687	25,171	11,791	161	(111)	(282)	554	38,971
Share of profit of associates and joint ventures	-	-	-	-	7,377	-	(330)	7,047
Segment profit	1,687	25,171	11,791	161	7,266	(282)	224	46,018
Investment properties and trading properties	49,109	62,793	32,171	-	307	-	1,442	145,822
Investment in associates and joint ventures	-	-	532	-	2,004	-	6,737	9,273
Other operating assets	276	211	753	1,838	-	-	90	3,168
Operating assets	49,385	63,004	33,456	1,838	2,311	-	8,269	158,263

From all the revenues corresponding to the Operations Center in Argentina, ARS 11,127 million are originated in Argentina, and ARS 11 million in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 155,377 million are located in Argentina and ARS 2,886 million in other countries, principally in USA for ARS 2, 311 million and Uruguay for ARS 575 million.

	June 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(In million of ARS)
Revenues	8,541	2,238	1,119	2,953	14	-	190	15,055
Costs	(776)	(131)	(526)	(1,586)	(6)	-	(151)	(3,176)
Gross profit	7,765	2,107	593	1,367	8	-	39	11,879
Net (loss) / gain from fair value adjustment of investment properties	(40,581)	616	726	-	6	-	(374)	(39,607)
General and administrative expenses	(945)	(212)	(283)	(492)	(110)	(519)	(113)	(2,674)
Selling expenses	(530)	(99)	(119)	(316)	-	-	(21)	(1,085)
Other operating results, net	(110)	(40)	(286)	114	(24)	-	(314)	(660)
(Loss) / profit from operations	(34,401)	2,372	631	673	(120)	(519)	(783)	(32,147)
Share of profit of associates and joint ventures	-	-	(37)	-	(3,679)	-	(2,315)	(6,031)
Segment (loss) / profit	(34,401)	2,372	594	673	(3,799)	(519)	(3,098)	(38,178)

Investment properties and trading properties	50,365	31,679	27,758	1,901	270	-	1,062	113,035
Investment in associates and joint ventures	10	57	443	-	(7,222)	-	4,985	(1,727)
Other operating assetsInvestment	43	1	184	26	-	-	-	254
Operating assets	50,418	31,737	28,385	1,927	(6,952)	-	6,047	111,562

From all the revenues corresponding to the Operations Center in Argentina, included in the segments ARS 14,563 million are originated in Argentina, ARS 478 million are originated in Uruguay and ARS 14 million are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 117,932 are located in Argentina and ARS (6,370) million in other countries, principally in USA for ARS (6,952) million and Uruguay for ARS 582 million.

	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	9,750	1,332	300	2,446	-	-	44	13,872
Costs	(829)	(105)	(149)	(1,670)	-	-	(49)	(2,802)
Gross profit / (loss)	8,921	1,227	151	776	-	-	(5)	11,070
Net gain from fair value adjustment of investment properties	6,266	6,250	7,338	-	-	-	362	20,216
General and administrative expenses	(853)	(218)	(198)	(487)	(118)	(385)	(78)	(2,337)
Selling expenses	(607)	(142)	(58)	(311)	-	-	(7)	(1,125)
Other operating results, net	(105)	(22)	138	(40)	(58)	-	33	(54)
Profit / (loss) from operations	13,622	7,095	7,371	(62)	(176)	(385)	305	27,770
Share of profit of associates and joint ventures	-	-	4	-	(4,425)	-	193	(4,228)
Segment profit / (loss)	13,622	7,095	7,375	(62)	(4,601)	(385)	498	23,542
Investment properties and trading properties	90,196	28,576	25,149	2,008	197	-	1,333	147,459
Investment in associates and joint ventures	10	57	446	-	(3,869)	-	8,524	5,168
Other operating assets	57	3	189	27	-	-	-	276
Operating assets	90,263	28,636	25,784	2,035	(3,672)	-	9,857	152,903
.
From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 155,890 million are located in Argentina and ARS (2,987) million in other countries, principally in USA for ARS (3,672) million and Uruguay for ARS 685 million.

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the years ended June 30, 2020, 2019 and 2018:

	June 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(In million of ARS)
Revenues	12,954	-	64,838	-	-	3,845	81,637
Costs	(6,787)	-	(47,231)	-	-	(2,278)	(56,296)
Gross profit	6,167	-	17,607	-	-	1,567	25,341
Net loss from fair value adjustment of investment properties	(2,989)	-	-	-	-	-	(2,989)
General and administrative expenses	(812)	-	(5,519)	-	(1,071)	(1,362)	(8,764)
Selling expenses	(223)	-	(11,887)	-	-	(434)	(12,544)
Impairment of associates and joint ventures	(2,470)	-	-	-	-	-	(2,470)
Other operating results, net	(296)	-	501	-	(48)	970	1,127
(Loss) / profit from operations	(623)	-	702	-	(1,119)	741	(299)
Share of profit / (loss) of associates and joint ventures	1,495	1,063	(265)	-	-	(994)	1,299
Segment profit / (loss)	872	1,063	437	-	(1,119)	(253)	1

Operating assets	152,941	28,090	140,025	3,377	17,911	108,923	451,267
Operating liabilities	(146,331)	-	(106,076)	-	(111,649)	(39,128)	(403,184)
Operating assets (liabilities), net	6,610	28,090	33,949	3,377	(93,738)	69,795	48,083

	June 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(In million of ARS)
Revenues	14,392	-	57,506	-	-	1,639	73,537
Costs	(9,121)	-	(42,424)	-	-	(881)	(52,426)
Gross profit	5,271	-	15,082	-	-	758	21,111
Net gain from fair value adjustment of investment properties	892	-	-	-	-	-	892
General and administrative expenses	(707)	-	(4,779)	-	(1,058)	(1,487)	(8,031)
Selling expenses	(197)	-	(10,562)	-	-	(433)	(11,192)
Other operating results, net	-	-	397	-	-	345	742
Profit / (loss) from operations	5,259	-	138	-	(1,058)	(817)	3,522
Share of profit / (loss) of associates and joint ventures	37	717	-	-	-	(904)	(150)
Segment profit / (loss)	5,296	717	138	-	(1,058)	(1,721)	3,372

Operating assets	303,425	23,013	109,380	22,638	41,536	35,573	535,565
Operating liabilities	(235,553)	-	(84,800)	-	(126,585)	(14,077)	(461,015)
Operating assets (liabilities), net	67,872	23,013	24,580	22,638	(85,049)	21,496	74,550

	June 30, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(In million of ARS)
Revenues	9,497	-	49,066	-	-	1,494	60,057
Costs	(5,957)	-	(35,189)	-	-	(789)	(41,935)
Gross profit	3,540	-	13,877	-	-	705	18,122
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(578)	-	(4,594)	-	(854)	(1,207)	(7,233)
Selling expenses	(200)	-	(10,059)	-	-	(380)	(10,639)
Other operating results, net	256	-	772	-	1,141	(33)	2,136
Profit / (loss) from operations	3,018	-	(4)	-	287	(915)	2,386
Share of profit / (loss) of associates and joint ventures	158	-	-	-	-	(580)	(422)
Segment profit / (loss)	3,176	-	(4)	-	287	(1,495)	1,964
Operating assets	298,031	29,579	110,723	27,247	47,432	50,642	563,654
Operating liabilities	(231,693)	-	(86,280)	-	(155,567)	(5,516)	(479,056)
Operating assets (liabilities), net	66,338	29,579	24,443	27,247	(108,135)	45,126	84,598

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, ARS 82,707 million are located in USA (ARS 74,170 million in 2019 and ARS 77,664 million in 2018), ARS 0 (ARS 1,979 million in 2019 and ARS 2,333 million in 2018) in India and the remaining are located in Israel.

Critical Accounting Policies and Estimates

The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Audited Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates

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

Results of Operations for the fiscal years ended June 30, 2020 and 2019

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2020 and 2019.

	Operations Center in Argentina			Operations Center in Israel			Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(in Million ARS)
Revenues	11,138	15,055	(3,917)	81,637	73,537	8,100	92,775	88,592	4,183	(60)	(93)	33	3,100	3,706	(606)	(22)	(24)	2	95,793	92,181	3,612
Costs	(2,731)	(3,176)	445	(56,296)	(52,426)	(3,870)	(59,027)	(55,602)	(3,425)	53	66	(13)	(3,230)	(3,855)	625	-	-	-	(62,204)	(59,391)	(2,813)
Gross profit/(loss)	8,407	11,879	(3,472)	25,341	21,111	4,230	33,748	32,990	758	(7)	(27)	20	(130)	(149)	19	(22)	(24)	2	33,589	32,790	799
Net gain/(loss) from fair value adjustment of investment properties	33,994	(39,607)	73,601	(2,989)	892	(3,881)	31,005	(38,715)	69,720	(263)	838	(1,101)	-	-	-	-	-	-	30,742	(37,877)	68,619
General and administrative expenses	(2,152)	(2,674)	522	(8,764)	(8,031)	(733)	(10,916)	(10,705)	(211)	14	18	(4)	-	-	-	33	44	(11)	(10,869)	(10,643)	(226)
Selling expenses	(1,231)	(1,085)	(146)	(12,544)	(11,192)	(1,352)	(13,775)	(12,277)	(1,498)	18	7	11	-	-	-	-	-	-	(13,757)	(12,270)	(1,487)
Impairment of associates and joint ventures	-	-	-	(2,470)	-	(2,470)	(2,470)	-	(2,470)	-	-	-	-	-	-	-	-	-	(2,470)	-	(2,470)
Other operating results, net	(47)	(660)	613	1,127	742	385	1,080	82	998	18	194	(176)	17	17	-	(11)	(20)	9	1,104	273	831
Profit/(loss) from operations	38,971	(32,147)	71,118	(299)	3,522	(3,821)	38,672	(28,625)	67,297	(220)	1,030	(1,250)	(113)	(132)	19	-	-	-	38,339	(27,727)	66,066
Share of profit/(loss) of associates and joint ventures	7,047	(6,031)	13,078	1,299	(150)	1,449	8,346	(6,181)	14,527	171	(1,019)	1,190	-	-	-	-	-	-	8,517	(7,200)	15,717
Segment profit/(loss)	46,018	(38,178)	84,196	1,000	3,372	(2,372)	47,018	(34,806)	81,824	(49)	11	(60)	(113)	(132)	19	-	-	-	46,856	(34,927)	81,783
Reportable assets	158,263	111,562	46,701	451,267	535,565	(84,298)	609,530	647,127	(37,597)	(692)	(609)	(83)	-	-	-	18,361	31,842	(13,481)	627,199	678,360	(51,161)
Reportable liabilities	-	-	-	(403,184)	(461,015)	57,831	(403,184)	(461,015)	57,831	-	-	-	-	-	-	(101,360)	(94,689)	(6,671)	(504,544)	(555,704)	51,160
Net reportable assets	158,263	111,562	46,701	48,083	74,550	(26,467)	206,346	186,112	20,234	(692)	(609)	(83)	-	-	-	(82,999)	(62,847)	(20,152)	122,655	122,656	(1)

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the years ended June 30, 2020 and 2019

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(in Million ARS)
Revenues	5,935	8,541	(2,606)	2,358	2,238	120	735	1,119	(384)	2,021	2,953	(932)	11	14	(3)	-	-	-	78	190	(112)	11,138	15,055	(3,917)
Costs	(567)	(776)	209	(138)	(131)	(7)	(671)	(526)	(145)	(1,245)	(1,586)	341	(12)	(6)	(6)	-	-	-	(98)	(151)	53	(2,731)	(3,176)	445
Gross profit/(loss)	5,368	7,765	(2,397)	2,220	2,107	113	64	593	(529)	776	1,367	(591)	(1)	8	(9)	-	-	-	(20)	39	(59)	8,407	11,879	(3,472)
Net gain/(loss) from fair value adjustment of investment properties	(2,105)	(40,581)	38,476	23,285	616	22,669	12,179	726	11,453	-	-	-	-	6	(6)	-	-	-	635	(374)	1,009	33,994	(39,607)	73,601
General and administrative expenses	(829)	(945)	116	(221)	(212)	(9)	(228)	(283)	55	(365)	(492)	127	(110)	(110)	-	(282)	(519)	237	(117)	(113)	(4)	(2,152)	(2,674)	522
Selling expenses	(709)	(530)	(179)	(84)	(99)	15	(197)	(119)	(78)	(230)	(316)	86	-	-	-	-	-	-	(11)	(21)	10	(1,231)	(1,085)	(146)
Other operating results, net	(38)	(110)	72	(29)	(40)	11	(27)	(286)	259	(20)	114	(134)	-	(24)	24	-	-	-	67	(314)	381	(47)	(660)	613
Profit/(loss) from operations	1,687	(34,401)	36,088	25,171	2,372	22,799	11,791	631	11,160	161	673	(512)	(111)	(120)	9	(282)	(519)	237	554	(783)	1,337	38,971	(32,147)	71,118
Share of profit/(loss) of associates and joint ventures	-	-	-	-	-	-	-	(37)	37	-	-	-	7,377	(3,679)	11,056	-	-	-	(330)	(2,315)	1,985	7,047	(6,031)	13,078
Segment profit/(loss)	1,687	(34,401)	36,088	25,171	2,372	22,799	11,791	594	11,197	161	673	(512)	7,266	(3,799)	11,065	(282)	(519)	237	224	(3,098)	3,322	46,018	(38,178)	84,196
Reportable assets	49,385	50,418	(1,033)	63,004	31,737	31,267	33,456	28,385	5,071	1,838	1,927	(89)	2,311	(6,952)	9,263	-	-	-	8,269	6,047	2,222	158,263	111,562	46,701
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	49,385	50,418	(1,033)	63,004	31,737	31,267	33,456	28,385	5,071	1,838	1,927	(89)	2,311	(6,952)	9,263	-	-	-	8,269	6,047	2,222	158,263	111,562	46,701

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel for the years ended June 30, 2020 and 2019

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(in Million Pesos)
Revenues	12,954	14,392	(1,438)	-	-	-	64,838	57,506	7,332	-	-	-	-	-	-	3,845	1,639	2,206	81,637	73,537	8,100
Costs	(6,787)	(9,121)	2,334	-	-	-	(47,231)	(42,424)	(4,807)	-	-	-	-	-	-	(2,278)	(881)	(1,397)	(56,296)	(52,426)	(3,870)
Gross profit/(loss)	6,167	5,271	896	-	-	-	17,607	15,082	2,525	-	-	-	-	-	-	1,567	758	809	25,341	21,111	4,230
Net gain/(loss) from fair value adjustment of investment properties	(2,989)	892	(3,881)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,989)	892	(3,881)
General and administrative expenses	(812)	(707)	(105)	-	-	-	(5,519)	(4,779)	(740)	-	-	-	(1,071)	(1,058)	(13)	(1,362)	(1,487)	125	(8,764)	(8,031)	(733)
Selling expenses	(223)	(197)	(26)	-	-	-	(11,887)	(10,562)	(1,325)	-	-	-	-	-	-	(434)	(433)	(1)	(12,544)	(11,192)	(1,352)
Impairment of associates and joint ventures	(2,470)	-	(2,470)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,470)	-	(2,470)
Other operating results, net	(296)	-	(296)	-	-	-	501	397	104	-	-	-	(48)	-	(48)	970	345	625	1,127	742	385
Profit/(loss) from operations	(623)	5,259	(5,882)	-	-	-	702	138	564	-	-	-	(1,119)	(1,058)	(61)	741	(817)	1,558	(299)	3,522	(3,821)
Share of profit/(loss) of associates and joint ventures	1,495	37	1,458	1,063	717	346	(265)	-	(265)	-	-	-	-	-	-	(994)	(904)	(90)	1,299	(150)	1,449
Segment profit/(loss)	872	5,296	(4,424)	1,063	717	346	437	138	299	-	-	-	(1,119)	(1,058)	(61)	(253)	(1,721)	1,468	1,000	3,372	(2,372)
Reportable assets	152,941	303,425	(150,484)	28,090	23,013	5,077	140,025	109,380	30,645	3,377	22,638	(19,261)	17,911	41,536	(23,625)	108,923	35,573	73,350	451,267	535,565	(84,298)
Reportable liabilities	(146,331)	(235,553)	89,222	-	-	-	(106,076)	(84,800)	(21,276)	-	-	-	(111,649)	(126,585)	14,936	(39,128)	(14,077)	(25,051)	(403,184)	(461,015)	57,831
Net reportable assets	6,610	67,872	(61,262)	28,090	23,013	5,077	33,949	24,580	9,369	3,377	22,638	(19,261)	(93,738)	(85,049)	(8,689)	69,795	21,496	48,299	48,083	74,550	(26,467)

Revenues 2020 vs 2019

Revenues from sales, leases, and services, according to the income statement, increased by ARS 3,612 million, from ARS 92,181 million in fiscal year ended June 30, 2019, to ARS 95,793 million in fiscal year ended June 30, 2020 (out of which ARS 81,637 million are derived from the Operations Center in Israel and ARS 14,156 million from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues from sales, leases, and services decreased by 24.1% mainly explained by the closure of operations of shopping malls since March 20, 2020 due to COVID-19 pandemic.

In turn, revenues from expenses and Collective Promotion Fund decreased by 16.4%, from ARS 3,706 million (out of which ARS 3,409 million are allocated to the Shopping Malls segment and ARS 297 million to the Offices segment in the Operations Center in Argentina) in fiscal year ended June 30, 2019, to ARS 3,100 million (out of which ARS 2,856 million are allocated to the Shopping Malls segment and ARS 244 million to the Offices segment) in fiscal year ended June 30, 2020.

Moreover, revenues from our joint ventures decreased by 35.5%, from ARS 93 million in fiscal year ended June 30, 2019 (out of which ARS 76 million are allocated to the Shopping Malls segment; ARS 16 million to the Offices segment and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina), to ARS 60 million in fiscal year ended June 30, 2020 (out of which ARS 52 million are allocated to the Shopping Malls segment and ARS 8 million to the Offices segment of the Operations Center in Argentina).

Finally, revenues from inter-segment transactions decreased by ARS 2 million, from ARS 24 million in fiscal year ended June 30, 2019, to ARS 22 million in fiscal year ended June 30, 2020.

Therefore, according to information by segments, revenues increased by ARS 4,183 million, from ARS 88,592 million in the fiscal year ended June 30, 2019 to ARS 92,775 million in fiscal year ended June 30, 2020 (ARS 81,637 million of which derive from the Operations Center in Israel and ARS 11,138 million from the Operations Center in Argentina). Excluding the revenues from the Operations Center in Israel, revenues, according to information by segments, decreased by 26%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 30.5% from ARS 8,541 million during fiscal year ended June 30, 2019, to ARS 5,935 million during fiscal year June 30, 2020 mainly explained by the closure of operations of shopping malls since March 20, 2020 due to COVID-19 pandemic. Such fall is mainly attributable to: (i) an ARS 1,910 million decrease in revenues from permanent and variable leases (total sales from our lessees went from ARS 94,436 million in fiscal year 2019 to ARS 69,965 million in fiscal year 2020); (ii) an ARS 196 million decrease in the Others segment, mainly attributable to the termination of the Walmart agreement; (iii) an ARS 186 million decrease in parking revenues; and (iv) an ARS 151 million decrease in admission rights.

Offices. Revenues from the Offices segment increased by 5.4% from ARS 2,238 million during fiscal year ended June 30,2019 to ARS 2,358 million during fiscal year ended June 30, 2020. This variation is mainly explained by an increase of 6% in revenues from leases, from ARS 2,199 million during the fiscal year ended June 30, 2019 to ARS 2,330 million during the fiscal year ended June 30, 2020, mainly as a result of an increase in leases of buildings, PH Office Park and Zeta Buildings, and by the effect of the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 34.3% decrease, from ARS 1,119 million during fiscal year ended June 30, 2019, to ARS 735 million during fiscal year ended June 30, 2020. This segment often varies significantly from fiscal year to fiscal year to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 31.6% from ARS 2,953 million during the fiscal year ended June 30, 2019 to ARS 2,021 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenues from Hoteles Argentinos S.A.U. as a result of a deflag process and due to the impact on revenues as a result of the fall in the tourist industry during March because of COVID 19.

International. Revenues from our International segment decreased by 21.4%, recording ARS 11 million during fiscal year ended June 30, 2020, due to an ARS 3 million decrease in revenues from leases.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment decreased by 58.9% from ARS 190 million during fiscal year ended June 30, 2019 to ARS 78 million during fiscal year ended June 30, 2020, mainly due to the revenues derived from La Arena and La Rural S.A., OFC S.R.L., Ogden S.A. and Entretenimiento Universal S.A. – Joint venture – (Convention Center and Exhibitions of the City of Buenos Aires Administrator).

Operations Center in Israel

Real Estate. Revenues from the real estate segment decreased from ARS 14,392 million during fiscal year ended June 30, 2019 to ARS 12,954 million during fiscal year ended June 30, 2020. Such variation was due to a decrease in sales of residential units partially offset by an actual devaluation of the Argentine Peso of approximately 13%.

Telecommunications. Revenues from the telecommunications segment increased from ARS 57,506 million during fiscal year ended June 30, 2019 to ARS 64,838 million during fiscal year ended June 30, 2020. Such variation was due to an actual devaluation of the Argentine Peso of approximately 13%, since they did not experience a significant variation at an internal level given revenues from television and internet services increased in the same amount as revenues from mobile and roaming services decreased.

Others. Revenues from the Others segment increased from ARS 1,639 million during fiscal year ended June 30, 2019 to ARS 3,845 million during fiscal year ended June 30, 2020. Such variation was due to a decrease in revenues from Epsilon offset by an actual devaluation of the Argentine Peso of approximately 13%.

Costs 2020 vs 2019

Total consolidated costs, according to the income statement, increased by ARS 2,813 million, from ARS 59,391 million in fiscal year ended June 30, 2019 to ARS 62,204 million in fiscal year ended June 30, 2020 (out of which ARS 56,296 million derive from the Operations Center in Israel and ARS 5,908 million from the Operations Center in Argentina). Excluding costs derived from the Operations Center in Israel, costs decreased by 15.2%. Furthermore, consolidated total costs measured as a percentage of consolidated total revenues increased from 64.4% during fiscal year ended June 30, 2019 to 64.9% during fiscal year ended June 30, 2020, mainly from the Operations Center in Israel. Excluding costs derived from the Operations Center in Israel, total consolidated costs measured as a percentage of total revenues increased from 37.4% during fiscal year ended June 30, 2019 to 41.7% during fiscal year ended June 30, 2020.

In turn, costs related to expenses and Collective Promotion Fund decreased by 16.2% from ARS 3,855 million during fiscal year ended June 30, 2019 (out of which ARS 3,553 million are allocated to the Shopping Malls segment and ARS 302 million to the Offices segment of the Operations Center in Argentina) to ARS 3,230 million during fiscal year ended June 30, 2020 (out of which ARS 2,972 million are allocated to the Shopping Malls segment and ARS 258 million to the Offices segment of the Operations Center in Argentina) mainly due to lower costs originated by our Shopping Malls, which decreased by 16.4% from ARS 3,553 million during fiscal ended June 30, 2019 to ARS 2,972 million during fiscal year ended June 30, 2020.

Likewise, costs from our joint ventures showed a 19.7% decrease, from ARS 66 million during fiscal year ended June 30, 2019 (out of which ARS 16 million are allocated to the Shopping Malls segment; ARS 42 million to the Offices segment and ARS 8 million to the Sales and Developments segment of the Operations Center in Argentina) to ARS 53 million during fiscal year ended June 30, 2020 (out of which ARS 7 million are allocated to the Shopping Malls segment; ARS 40 million to the Offices segment and ARS 6 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to information by segments (taking into account the costs from our joint ventures and without considering the costs associated with expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced an increase of ARS 3,425 million, from ARS 55,602 million during fiscal year ended June 30, 2019 to ARS 59,027 million during fiscal year ended June 30, 2020 (out of which ARS 56,296 million derive from the Operations Center in Israel and ARS 2,731 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs decreased by 14%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 62.8% during fiscal year ended June 30, 2019 to 63.6% during fiscal year ended June 30, 2020, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs, measured as a percentage of total revenues, increased from 21.1% during fiscal year ended June 30, 2019 to 24.5% during fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 26.9%, from ARS 776 million during fiscal year ended June 30, 2019 to ARS 567 million during fiscal year ended June 30, 2020, mainly due to: (i) a decrease in leases and expenses of ARS 130 million (mainly due to the transfer of the expenses deficit from the previous fiscal year); and (ii) a decrease in salaries, social security and other personnel administrative expenses of ARS 78 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 9.1% during fiscal year ended June 30, 2019 to 9.6% during fiscal year 2020.

Offices. Costs associated with the Offices segment increased by 5.3%, from ARS 131 million during fiscal year ended June 30, 2019 to ARS 138 million during fiscal year ended June 30, 2020, mainly due to (i) an increase in leases and expenses of ARS 33 million; offset by: (ii) a decrease in maintenance expenses of ARS 12 million; and (iii) a decrease in amortization and depreciation of ARS 11 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, remained stable at 5.9% during fiscal years ended June 30, 2019 and 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 27.6% increase from ARS 526 million during fiscal year ended June 30, 2019 to ARS 671 million during fiscal year ended June 30, 2020, mainly due to: (i) the exchange transaction with respect to the Coto air space, resulting in fees and compensation costs for ARS 53 million, and an increase in goods and services sale costs of ARS 18 million; and (ii) an increase in the cost of sale of goods and services generated by Catalinas in an amount of ARS 48 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 47% during fiscal year ended June 30, 2019 to 91.3% during fiscal year ended June 30, 2020.

Hotels. Costs in the Hotels segment decreased by 21.5%, from ARS 1,586 million during fiscal year ended June 30, 2019 to ARS 1,245 million during fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 188 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 67 million decrease in maintenance, repair, and services; (iii) an ARS 38 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 34 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 53.7% during fiscal year ended June 30, 2019 to 61.6% during fiscal year ended June 30, 2020.

International. Costs in the International segment increased 100%, amounting to ARS 12 million during fiscal year ended June 30, 2020 and ARS 6 million during fiscal year ended June 30, 2019, mainly as a result of: (i) an ARS 4 million increase in maintenance, repair and services; (ii) an ARS 1 million increase in fees and compensation for services; and (iii) an ARS 1 million increase in taxes, fees, and contributions. Costs in the International segment, measured as a percentage of revenues from this segment, increased from 42.9% during fiscal year ended June 30, 2019 to 109.1% during fiscal year ended June 30, 2020.

Corporate. Costs in the Corporate segment did not vary in the reported fiscal years.

Others. Costs in the Others segment decreased by 35.1%, from ARS 151 million during fiscal year ended June 30, 2019 to ARS 98 million during fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 34 million decrease in leases and expenses; (ii) an ARS 29 million decrease in taxes, fees and contributions; and (iii) an ARS 21 million decrease in fees and compensation for services, partially offset by (iv) an ARS 36 million increase in depreciation and amortization.

Operations Center in Israel

Real Estate. Real estate segment costs decreased from ARS 9,121 million during fiscal year ended June 30, 2019 to ARS 6,787 million during fiscal year ended June 30, 2020. This variation was due to an actual devaluation of the NIS against the Argentine Peso of approximately 13%.

Telecommunications. Costs in the telecommunications segment increased from ARS 42,424 million during fiscal year ended June 30, 2019 to ARS 47,231 million during fiscal year ended June 30, 2020. Such variation was due to an actual devaluation of the NIS against the Argentine Peso of approximately 13%.

Others. Costs in the Others segment increased from ARS 881 million during fiscal year ended June 30, 2019 to ARS 2,278 million during fiscal year ended June 30, 2020. This variation was due to a reduction in the costs of Bartan and Epsilon offset by an actual devaluation of the NIS against the Argentine Peso of approximately 13%.

Gross profit 2020 vs. 2019

The total consolidated gross profit, according to the income statement, increased by ARS 799 million, from ARS 32,790 million during fiscal year ended June 30, 2019 (out of which ARS 21,111 million derive from the Operations Center in Israel and ARS 11,679 million from the Operations Center in Argentina) to ARS 33,589 million during fiscal year ended June 30, 2020 (out of which ARS 25,341 million derive from the Operations Center in Israel and ARS 8,248 million from the Operations Center in Argentina). Without considering the effect from the Operations Center in Israel, the gross profit decreased by 29.4%. The total consolidated gross profit, measured as a percentage of revenues, decreased from 35.6% during fiscal year ended June 30, 2019 to 35.1% during fiscal year ended June 30, 2020. Without considering the effect from the Operations Center in Israel, the total consolidated gross profit, according to the income statement, decreased from 62.6% during fiscal year ended June 30, 2019 to 58.3% during fiscal year ended June 30, 2020.

In turn, total gross profit (loss) on account of expenses and collective promotion fund decreased by ARS 19 million, from ARS 149 million during fiscal year ended June 30, 2019 (out of which a loss of ARS 144 million derives from the Shopping Malls segment and a loss of ARS 5 million from the Offices segment), to ARS 130 million during fiscal year ended June 30, 2020 (out of which a loss of ARS 116 million derives from the Shopping Malls segment and other loss of ARS 14 million from the Offices segment).

Additionally, the gross profit (loss) from our joint ventures decreased by 74.1%, from ARS 27 million during fiscal year ended June 30, 2019 to ARS 7 million during fiscal year ended June 30, 2020.

Therefore, according to information by segments, gross profit increased by ARS 758 million, from ARS 32,990 million during fiscal year ended June 30, 2019 (out of which ARS 21,111 million derive from the Operations Center in Israel and ARS 11,879 million from the Operations Center in Argentina) to ARS 33,748 million during fiscal year ended June 30, 2020 (out of which ARS 25,341 million derive from the Operations Center in Israel and ARS 8,407 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the gross profit decreased by 29.2%. In addition, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 37.2% during fiscal year ended June 30, 2019 to 36.4% during fiscal year ended June 30, 2020. Without considering the effect of the Operations Center in Israel, gross profit, measured as a percentage of total revenues, decreased from 78.9% during fiscal year ended June 30, 2019 to 75.5% during fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 7,765 million during fiscal year ended June 30, 2019 to ARS 5,368 million during fiscal year ended June 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, slightly decreased from 90.9% during fiscal year ended June 30, 2019 to 90.4% during fiscal year ended June 30, 2020.

Offices. Gross profit from the Offices segment increased by 5.4% from ARS 2,107 million during fiscal year ended June 30, 2019 to ARS 2,220 million during fiscal year ended June 30, 2020. Gross profit from the Offices segment, measured as percentage of revenues from this segment, remained stable at 94.1% during fiscal years ended June 30, 2019 and 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 89.2%, from ARS 593 million during fiscal year ended June 30, 2019 to ARS 64 million fiscal year ended June 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 53% during fiscal year ended June 30, 2019 to 8.7% during fiscal year ended June 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 43.2% from ARS 1,367 million during fiscal year ended June 30, 2019 to ARS 776 million during fiscal year ended June 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.3% during fiscal year ended June 30, 2019 to 38.4% during fiscal year ended June 30, 2020.

International. Gross profit from the International segment decreased by 112.5%, as a gross profit of ARS 8 million was recorded during fiscal year ended June 30, 2019 and an ARS 1 million gross loss was recorded during fiscal year ended June 30, 2020. Gross profit from the International segment, measured as a percentage of revenues from this segment, decreased from 57.1% positive during fiscal year ended June 30, 2019 to 9.1% negative during fiscal year ended June 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit from the Others segment decreased by 151.3% from a profit of ARS 39 million during fiscal year ended June 30, 2019 to an ARS 20 million loss during fiscal year ended June 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 20.5% positive during fiscal year ended June 30, 2019 to 25.6% negative during fiscal year ended June 30, 2020.

Operations Center in Israel

Real Estate. Gross profit from the real estate segment increased from ARS 5,271 million during fiscal year ended June 30, 2019 to ARS 6,167 million during fiscal year ended June 30, 2020. Such variation was mainly due to an actual devaluation of approximately 13%. Gross profit from the segment, as a percentage of revenues, increased from 36.6% during fiscal year 2019 to 47.6% during fiscal year 2020.

Telecommunications. Gross profit from the telecommunications segment increased from ARS 15,082 million during fiscal year ended June 30, 2019 to ARS 17,607 million during fiscal year ended June 30, 2020. Such variation was due to an actual devaluation of approximately 13%. Gross profit from the segment, as a percentage of revenues, slightly increased from 26.2% during fiscal year ended June 30, 2019 to 27.2% during fiscal year ended June 30, 2020.

Others. Gross profit from the Others segment increased from ARS 758 million during fiscal year ended June 30, 2019 to ARS 1,567 million during fiscal year ended June 30, 2020. Such variation was mainly due to an actual devaluation of approximately 13%. Gross profit from the segment, as a percentage of revenues, slightly decreased from 46.2% during fiscal year ended June 30, 2019, to 40.8% during fiscal year ended June 30, 2020.

Net gain (loss) from fair value adjustment of investment properties 2020 vs 2019

Total consolidated net gain/(loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 68,619 million, from a net loss of ARS 37,877 million during fiscal year ended June 30, 2019 (mainly from the Operations Center in Argentina) to a net gain of ARS 30,742 million during fiscal year ended June 30, 2020 (out of which a net loss of ARS 2,989 million derives from the Operations Center in Israel and a net gain of ARS 33,731 million derives from the Operations Center in Argentina).

Operations Center in Argentina

For the fiscal year ended June 30, 2020, the net gain/(loss) from fair value adjustment of investment properties was a gain of ARS 33,994 million (an ARS 2,105 million loss from our Shopping Malls segment; an ARS 23,285 million gain from our Offices segment; an ARS 12,179 million gain of our Sales and Developments segment; and an ARS 635 million gain of our Other segment).

The net impact of prices in Pesos of our properties mainly resulted from a change in macroeconomic conditions: (i) the Argentine gross domestic product growth rate estimated for 2020 decreased from 2.2% to -11%; (ii) from June 2019 to June 2020, the Argentine Peso depreciated by 66% with respect to the US Dollar (from ARS 42.26 per USD 1.00 to ARS 70.26 per USD 1.00) which mainly resulted in a decrease in projected cash flows in US Dollars from the Shopping Malls; and (iii) an 8 base point increase in the Dollar discount rate at which the projected cash flow from Shopping Malls is discounted.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in US dollars and are usually executed for three-year terms, hence this business produces stable cash flows in US dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per square meter being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, we have valued our offices and lands reserved in Pesos as of closing of these financial statements considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values.

Operations Center in Israel

Real Estate. Total net gain/(loss) from fair value adjustment of investment properties went from a gain of ARS 892 million during fiscal year ended June 30, 2019 to a loss of ARS 2,989 million during fiscal year ended June 30, 2020. Amounts may not be compared given that as of June 2019 only changes in the fair value of sold investment properties were recorded, while in this fiscal year the loss was mainly related to an impairment of HSBC. In addition, a new appraisal of Tivoli was performed, which resulted in a decrease in the fair value offset by the revaluation of Kiriat Ono Mall during the first quarter of the year. The Group’s policy involves performing appraisals in Israel in May, but an appraisal of Tivoli was performed as of September because the equity value of IDBG was required to be updated pursuant to the agreement for the sale of the shares held by IDBD in IDBG to PBC.

General and administrative expenses 2020 vs 2019

Total general and administrative expenses, according to the income statement, recorded an increase of ARS 226 million, from ARS 10,643 million during the fiscal year ended June 30, 2019 (out of which ARS 8,031 million derive from the Operations Center in Israel and ARS 2,612 million from the Operations Center in Argentina) to ARS 10,869 million during the fiscal year ended June 30, 2020 (out of which ARS 8,764 million derive from the Operations Center in Israel and ARS 2,105 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, administrative expenses decreased by 19.4%. Total administrative expenses, measured as a percentage of revenues, decreased slightly from 11.5% during the fiscal year ended June 30, 2019 to 11.3% during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of revenues, increased from 14% during the fiscal year ended June 30, 2019 to 14.9% during the fiscal year ended June 30, 2020.

In turn, administrative expenses of our joint ventures decreased by ARS 4 million, from ARS 18 million during the fiscal year ended June 30, 2019 to ARS 14 million during the year ended June 30, 2020.

Finally, administrative expenses for inter-segment transactions decreased by ARS 11 million, from ARS 44 million during the fiscal year ended June 30, 2019 to ARS 33 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, administrative expenses increased by ARS 211 million, from ARS 10,705 million during the fiscal year ended June 30, 2019 (out of which ARS 8,031 million derive from the Operations Center in Israel and ARS 2,674 million derive from the Operations Center in Argentina) to ARS 10,916 million during the fiscal year ended June 30, 2020 (out of which ARS 8,764 million derive from the Operations Center in Israel and ARS 2,152 million from the Operations Center in Argentina). Excluding the administrative expenses from the Operations Center in Israel, expenses decreased by 19.5%. Administrative expenses, measured as a percentage of revenues, slightly decreased from 12.1% during the fiscal year ended June 30, 2019 to 11.8% during the fiscal year ended June 30, 2020. Without considering the effects from the Operations Center in Israel, total administrative expenses, measured as a percentage of total revenues, showed an increase, from 17.8% during the fiscal year ended June 30, 2019 to 19.3% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls decreased by 12.3%, from ARS 945 million during the fiscal year ended June 30, 2019 to ARS 829 million during the fiscal year ended June 30, 2020, mainly due to: (i) a decrease of ARS 85 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 54 million in fees payable to directors, partially offset by: (iii) an increase of ARS 19 million in amortization and depreciation and; (iv) an increase of ARS 10 million in fees and compensation for services. Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 11.1% during the fiscal year ended June 30, 2019 to 14% during the fiscal year ended June 30, 2020.

Offices. The general and administrative expenses of our Offices segment increased by 4.2%, from ARS 212 million during the fiscal year ended June 30, 2019 to ARS 221 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase of ARS 7 million in fees and compensation for services; and (ii) an increase of ARS 2 million in taxes, rates and contributions. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 9.5% during the fiscal year ended June 30, 2019 to 9.4% during the fiscal year ended June 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 19.4%, from ARS 283 million during the fiscal year ended June 30, 2019 to ARS 228 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in salaries, social security and other personnel administrative expenses of ARS 25 million; (ii) a decrease of ARS 13 million in publicity, advertising and other commercial expenses; (iii) a decrease of ARS 6 million in leases and building administrative expenses; and (iv) a decrease of ARS 5 million in fees and compensation for services. General and administrative expenses, measured as a percentage of revenues from the same segment, slightly increased from 25.3% during the fiscal year ended June 30, 2019 to 31% during the fiscal year ended June 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 25.8% from ARS 492 million during the fiscal year ended June 30, 2019 to ARS 365 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 55 million decrease in fees and compensation for services; (ii) an ARS 50 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 11 million decrease in maintenance, security, cleaning, repairs and related expenses and (iv) an ARS 7 million decrease in taxes, rates and contributions. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 16.7% during the fiscal year ended June 30, 2019 to 18.1% during the fiscal year ended June 30, 2020.

International. General and administrative expenses associated with our International segment showed no variation and expenses in the amount of ARS 110 million were recorded during the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 45.7%, from ARS 519 million during the fiscal year ended June 30, 2019 to ARS 282 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 201 million decrease in fees payable to directors; and (ii) an ARS 38 million decrease in salaries, social security and other personnel administrative expenses.

Others. General and administrative expenses associated with our Others segment increased by 3.5%, from ARS 113 million during the fiscal year ended June 30, 2019 to ARS 117 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase of ARS 8 million in maintenance, repairs and services; partially offset by (ii) a decrease of ARS 4 million in taxes, rates and contributions.

Operations Center in Israel

Real estate. General and administrative expenses associated with the Real Estate segment increased from ARS 707 million during the fiscal year ended June 30, 2019 to ARS 812 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an actual depreciation of the Argentine Peso of approximately 13%. General and administrative expenses associated with this segment, measured as a percentage of revenues, went from 4.9% during the fiscal year ended June 30, 2019 to 6.3% during the fiscal year ended June 30, 2020.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from ARS 4,779 million during the fiscal year ended June 30, 2019 to ARS 5,519 million during the fiscal year ended June 30, 2020. Such variation was due to a depreciation of the Argentine Peso of approximately 13%, partially offset by voluntary employee retirement expenses which were included in the fiscal year ended June 30, 2019 but were not included in the fiscal year ended June 30, 2020. General and administrative expenses associated with this segment, measured as a percentage of revenues from this segment, increased from 8.3% in fiscal year 2019 to 8.5% in fiscal year 2020.

Corporate. General and administrative expenses associated with the Corporate segment increased from ARS 1,058 million during the fiscal year ended June 30, 2019 to ARS 1,071 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of the Argentine Peso of approximately 13%, offset by a decrease in fees payable to legal advisors.

Others. General and administrative expenses associated with the Others segment decreased from ARS 1,487 million during the fiscal year ended June 30, 2019 to ARS 1,362 million during the fiscal year ended June 30, 2020. Such variation was due to a reduction in expenses of Bartan and Epsilon, offset by an actual depreciation of the Argentine Peso of approximately 13%.

Selling expenses 2020 vs 2019

Total consolidated selling expenses, according to the income statement, showed an increase of ARS 1,487 million, from ARS 12,270 million during the fiscal year ended June 30, 2019 to ARS 13,757 million during the fiscal year ended June 30, 2020 (out of which ARS 12,544 million derive from the Operations Center in Israel and ARS 1,213 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 12.5%. Total consolidated selling expenses, measured as a percentage of revenues from sales, leases and services, increased from 13.3% during the fiscal year ended June 30, 2019 to 14.4% during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total selling expenses, according to the income statement, slightly increased from 5.8% during the fiscal year ended June 30, 2019 to 8.6% during the fiscal year ended June 30, 2020.

In turn, selling expenses of our joint ventures increased by ARS 11 million, from ARS 7 million during the fiscal year ended June 30, 2019 to ARS 18 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, selling expenses increased by ARS 1,498 million from ARS 12,277 million during the fiscal year ended June 30, 2019 to ARS 13,775 million during the fiscal year ended June 30, 2020 (out of which ARS 12,544 million derive from the Operations Center in Israel and ARS 1,231 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 13.5%. Selling expenses, measured as a percentage of revenues, according to information by segments, increased from 13.9% during the fiscal year ended June 30, 2019 to 14.8% during the fiscal year ended June 30, 2020. Without considering the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues according to information by segments, showed an increase, from 7.2% during the fiscal year ended June 30, 2019 to 11.1% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.8%, from ARS 530 million during the fiscal year ended June 30, 2019 to ARS 709 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase in the charge of doubtful accounts of ARS 218 million, partially offset by (ii) a decrease in the charge of taxes, rates and contributions of ARS 22 million; (iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 10 million; and (iv) a decrease in salaries, social security and other personnel administrative expenses of ARS 4 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 6.2% during the fiscal year ended June 30, 2019 to 11.9% during the fiscal year ended June 30, 2020.

Offices. Selling expenses associated with our Offices segment decreased by 15.2% from ARS 99 million during the fiscal year ended June 30, 2019 to ARS 84 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 9 million decrease in publicity, advertising, and other commercial expenses; and (ii) an ARS 8 million decrease in the charge of doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 4.4% during the fiscal year ended June 30, 2019 to 3.6% during the fiscal year ended June 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 65.5% from ARS 119 million during the fiscal year ended June 30, 2019 to ARS 197 million during the fiscal year ended June 30, 2020. Such variation was mainly generated by: (i) an ARS 79 million increase in taxes, rates and contributions; (ii) an ARS 11 million increase in publicity, advertising and other commercial expenses, offset by: (iii) an ARS 7 million decrease in the charge of doubtful accounts; (iv) an ARS 2 million decrease in salaries, social security and other personnel administrative expenses; and (v) an ARS 2 million decrease in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 10.6% during the fiscal year ended June 30, 2019 to 26.8% during the fiscal year ended June 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 27.2% from ARS 316 million during the fiscal year ended June 30, 2019 to ARS 230 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 45 million decrease in the charge of taxes, rates and contributions; (ii) an ARS 19 million decrease in publicity, advertising and other commercial expenses; (iii) an ARS 11 million decrease in fees and compensation for services; and (iv) an ARS 9 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, slightly increased from 10.7% during the fiscal year ended June 30, 2019 to 11.4% during the fiscal year ended June 30, 2020.

International. Selling expenses associated with the International segment were not recorded in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both fiscal years.

Others. Selling expenses associated with our Others segment decreased by 47.6% from ARS 21 million during the fiscal year ended June 30, 2019 to ARS 11 million during the fiscal year ended June 30, 2020, mainly due to: (i) an ARS 5 million decrease in the charge of doubtful accounts; and (ii) an ARS 4 million decrease in taxes, rates and contributions. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 11.1% during the fiscal year ended June 30, 2019 to 14.1% during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real estate. Selling expenses associated with the Real Estate segment increased from ARS 197 million during the fiscal year ended June 30, 2019 to ARS 223 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an actual depreciation of the Argentine Peso of approximately 13%. Selling expenses associated with this segment, measured as a percentage of revenues, increased from 1.4% in the fiscal year ended June 30, 2019 to 1.7% in the fiscal year ended June 30, 2020.

Telecommunications. Selling expenses associated with the Telecommunications segment increased from ARS 10,562 million during the fiscal year ended June 30, 2019 to ARS 11,887 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of the Argentine Peso of approximately 13%, offset by a reduction in advertising expenses of the mobile telephone business line. Selling expenses associated with this segment, measured as a percentage of revenues, decreased from 18.4% for fiscal year 2019 to 18.3% for fiscal year 2020.

Others. Selling expenses associated with the Others segment increased from ARS 433 million during the fiscal year ended June 30, 2019 to ARS 434 million during the fiscal year ended June 30, 2020. Such variation was due to an actual depreciation of the Argentine Peso of approximately 13%, offset by a reduction in the costs of Bartan and Epsilon.

Impairment of associates and joint ventures 2020 vs 2019

Profit/(loss) for impairment of associates and joint ventures, according to the income statement, recorded a variation of ARS 2,470 million, since no depreciation had been recorded during the fiscal year ended June 30, 2019 and an ARS 2,470 million loss was recorded in the fiscal year ended June 30, 2020, in connection with the impairment of Mehadrin in the Operations Center in Israel within the real estate segment. Such impairment derived from PBC’s reclassification of the investment as available for sale and the assessment of shares at market price in the first quarter of the fiscal year, as the company intended to distribute shares as dividend in kind, in the second quarterly period of the fiscal year. Mehadrin is an agricultural company in Israel whose shares are listed on the TASE.

Other operating results, net 2020 vs 2019

Other operating results, net, according to the income statement, recorded a variation of ARS 831 million, from a net profit of ARS 273 million during the fiscal year ended June 30, 2019, to a net profit of ARS 1,104 million during the fiscal year ended June 30, 2020 (out of which a net loss of ARS 23 million derives from the Operations Center in Argentina and a net profit of ARS 1,127 million derives from the Operations Center in Israel).

Other operating results, net, from our joint ventures decreased by ARS 176 million, from a net profit of ARS 194 million during the fiscal year ended June 30, 2019 to a net profit of ARS 18 million during the fiscal year ended June 30, 2020 (out of which a profit of ARS 2 million derives from the Sales and Developments segment, an ARS 18 million profit is allocated to the Offices segment and a loss of ARS 2 million is allocated to the Shopping Malls segment).

In turn, other operating results on account of building administration expenses and collective promotion fund remained unchanged in the reported fiscal years.

Therefore, according to information by segments, the other operating results line, net, increased by ARS 998 million, from a net profit of ARS 82 million during the fiscal year ended June 30, 2019 to a net profit of ARS 1,080 million during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, other operating results increased by ARS 613 million.

Operations Center in Argentina

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 65.5%, from a net loss of ARS 110 million during the fiscal year ended June 30, 2019 to a net loss of ARS 38 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a lower charge of donations of ARS 54 million; and (ii) an increase in Others of ARS 25 million, mainly due to a loss for indemnification payment recognized in 2019, partially offset by: (iii) an ARS 12 million decrease in interest earned on operating assets. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.3% negative during the fiscal year ended June 30, 2019 to 0.6% negative during the fiscal year ended June 30, 2020.

Offices. Other operating results, net associated with our Offices segment decreased by 27.5%, from a net loss of ARS 40 million during the fiscal year ended June 30, 2019 to a net loss of ARS 29 million during the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 14 million decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.8% negative during the fiscal year ended June 30, 2019 to 1.2% negative during the fiscal year ended June 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 90.6%, from a net loss of ARS 286 million during the fiscal year ended June 30, 2019 to a net loss of ARS 27 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in the provision set up for the write-off of the Puerto Retiro plot of land and a decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 25.6% negative during the fiscal year ended June 30, 2019 to 3.7% negative during the fiscal year ended June 30, 2020.

Hotels. Other operating results, net associated with the Hotels segment decreased by 117.5%, from a net profit of ARS 114 million during the fiscal year ended June 30, 2019 to a net loss of ARS 20 million during the fiscal year ended June 30, 2020, mainly due to an insurance recovery associated with a boiler-related loss during fiscal year 2019. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 3.9% positive during the fiscal year ended June 30, 2019 to 1% negative during the fiscal year ended June 30, 2020.

International. Other operating results, net associated with the International segment showed a net loss of ARS 24 million during the fiscal year ended June 30, 2019. No charge was recognized during the fiscal year ended June 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net associated with the Corporate segment showed no variations between the reported fiscal years.

Others. Other operating results, net associated with the Others segment increased by 121.3%, from a net loss of ARS 314 million during the fiscal year ended June 30, 2019 to a net profit of ARS 67 million during the fiscal year ended June 30, 2020, mainly due to a loss from the sale of Tarshop S.A. and the impairment of the goodwill of La Arena during the comparative fiscal year. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 165.3% negative during the fiscal year ended June 30, 2019 to 85.9% positive during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real estate. Other operating results, net associated with the Real Estate segment showed a loss of ARS 296 million during the fiscal year ended June 30, 2020. No charge was recognized in fiscal year 2019.

Telecommunications. Other operating results, net associated with the Telecommunications segment increased from a profit of ARS 397 million during the fiscal year ended June 30, 2019 to a net profit of ARS 501 million during the fiscal year ended June 30, 2020.

Corporate. Other operating results, net associated with the Corporate segment showed a loss of ARS 48 million during the fiscal year ended June 30, 2020. No charge was recognized in fiscal year 2019.

Others. Other operating results, net associated with the Others segment went from a net profit of ARS 345 million during the fiscal year ended June 30, 2019 to a net profit of ARS 970 million during the fiscal year ended June 30, 2020, as a consequence of the negative goodwill resulting from the Mehadrin combination of businesses.

Profit / (loss) from operations 2020 vs 2019

Total consolidated profit/ (loss) from operations, according to the income statement, increased from a net loss of ARS 27,727 million during the fiscal year ended June 30, 2019 to a net profit of ARS 38,339 million during the fiscal year ended June 30, 2020 (out of which a net loss of ARS 299 million derives from the Operations Center in Israel and a net profit of ARS 38,638 from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the profit/(loss) from operations varied by 223.6%. Total consolidated profit/(loss) from operations, measured as a percentage of revenues from sales, leases and services, increased from 30.1% negative during the fiscal year ended June 30, 2019 to 40% positive during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total consolidated profit/(loss) from operations, measured as a percentage of total revenues, increased from 167.6% negative during the fiscal year ended June 30, 2019 to 272.9% positive during the fiscal year ended June 30, 2020.

Profit/(loss) from operations from our joint ventures decreased from a profit of ARS 1,030 million during the fiscal year ended June 30, 2019 (out of which a net profit of ARS 117 million is allocated to the Shopping Malls segment; a net profit of ARS 704 million to the Offices segment and a profit of ARS 209 million to the Sales and Developments segment, of the Operations Center in Argentina) to a net loss of ARS 220 million during the fiscal year ended June 30, 2020 (out of which a profit of ARS 14 million is allocated to the Shopping Malls segment, a net loss of ARS 245 million to the Offices segment, and a profit of ARS 11 million to the Sales and Developments segment, of the Operations Center in Argentina).

Therefore, according to information by segments, the net profit from operations increased from a net loss of ARS 28,625 million during the fiscal year ended June 30, 2019 to a net profit of ARS 38,672 million during the fiscal year ended June 30, 2020 (out of which a net loss of ARS 299 million derives from the Operations Center in Israel and a net profit of ARS 38,971 million derives from the Operations Center in Argentina). The profit/(loss) from operations, measured as a percentage of revenues, according to information by segments, increased from a 32.3% loss during the fiscal year ended June 30, 2019 to a 41.7% profit during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total profit/(loss) from operations, according to information by segments, measured as a percentage of total revenues, increased from a 213.5% loss during the fiscal year ended June 30, 2019 to a 349.9% profit during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Profit/(loss) from operations associated with the Shopping Malls segment increased from a loss of ARS 34,401 million during the fiscal year ended June 30, 2019 to a profit of ARS 1,687 million during the fiscal year ended June 30, 2020.

Offices. Profit / (loss) from operations associated with our Offices segment increased by 961.2%, from a net profit of ARS 2,372 million during the fiscal year ended June 30, 2019 to a net profit of ARS 25,171 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 23,242 million increase in the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 106% during the fiscal year ended June 30, 2019 to 1,067.5% during the fiscal year ended June 30, 2020.

Sales and Developments. Profit / (loss) from operations associated with our Sales and Developments segment increased by 1,768.6%, from a net profit of ARS 631 million during the fiscal year ended June 30, 2019 to a net profit of ARS 11,791 million during the fiscal year ended June 30, 2020. Such increase is mainly due to the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 56.4% during the fiscal year ended June 30, 2019 to 1,604.2% during the fiscal year ended June 30, 2020.

Hotels. Profit / (loss) from operations associated with the Hotels segment decreased by 76.1%, from a net profit of ARS 673 million during the fiscal year ended June 30, 2019 to a net profit of ARS 161 million during the fiscal year ended June 30, 2020. Such decrease is mainly due to the deflagging process of Hoteles Argentinos S.A.U. and to the fact that revenues were significantly affected by a decline in the activity since March, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 22.8% during the fiscal year ended June 30, 2019 to 8% during the fiscal year ended June 30, 2020.

International. Profit/(loss) from operations associated with our International segment varied by 7.5% from a net loss of ARS 120 million during the fiscal year ended June 30, 2019 to a net loss of ARS 111 million during the fiscal year ended June 30, 2020. Such variation is due to a decrease in donations.

Corporate. Profit/(loss) from operations associated with our Corporate segment decreased by 45.7% from a loss of ARS 519 million during the fiscal year ended June 30, 2019 to a loss of ARS 282 million during the fiscal year ended June 30, 2020, mainly affected by general and administrative expenses.

Others. Profit/(loss) from operations associated with the Others segment increased from a net loss of ARS 783 million during the fiscal year ended June 30, 2019 to a net profit of ARS 554 million during the fiscal year ended June 30, 2020. The variation is mainly due to the loss generated by the sale of Tarshop, the impairment of the goodwill of La Arena during the fiscal year ended June 30, 2019, and a decrease in share of profit / (loss) of associates and joint ventures. Profit/(loss) from operations of the Others segment, as a percentage of the revenues from such segment, increased from a 412.1% loss during the fiscal year ended June 30, 2019 to a 710.3% profit during the fiscal year ended June 30, 2020.

Operations Center in Israel

Real Estate. Profit / (loss) from operations associated with the Real Estate segment decreased from ARS 5,259 million during the fiscal year ended June 30, 2019 to ARS 623 million during the fiscal year ended June 30, 2020. Such variation was mainly due to the loss for impairment of associates and joint ventures in this fiscal year.

Telecommunications. Profit/ (loss) from operations associated with the Telecommunications segment went from a net profit of ARS 138 million during the fiscal year ended June 30, 2019 to a net profit of ARS 702 million during the fiscal year ended June 30, 2020. Such variation was mainly due to revenues increasing more than costs in this fiscal year, thus resulting in a broader gap between both operating results.

Corporate. Profit/ (loss) from operations associated with the Corporate segment went from a net loss of ARS 1,058 million during the fiscal year ended June 30, 2019 to a net loss of ARS 1,119 million during the fiscal year ended June 30, 2020, mainly due to a profit from the sale of an associate in the previous period.

Others. Profit/ (loss) from operations associated with the Others segment went from a net loss of ARS 817 million during the fiscal year ended June 30, 2019 to a net profit of ARS 741 million during the fiscal year ended June 30, 2020. Such variation was mainly due to the sale of Cyber Secdo by Elron and the profit generated by it in the fiscal year ended June 30, 2019.

Share of profit / (loss) of associates and joint ventures 2020 vs 2019

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 218.3%, from a net loss of ARS 7,200 million during the fiscal year ended June 30, 2019 to a net profit of ARS 8,517 million during the fiscal year ended June 30, 2020 (out of which a net profit of ARS 7,218 million derives from the Operations Center in Argentina and a net profit of ARS 1,299 million from the Operations Center in Israel). Excluding the results from the Operations Center in Israel, the share of profit / (loss) of associates and joint ventures increased by 202.4%, mainly due to the positive results from the International segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 116.8% increase, from a loss of ARS 1,019 million during the fiscal year ended June 30, 2019 to a profit of ARS 171 million during the fiscal year ended June 30, 2020, mainly due to results from the joint venture Puerto Retiro S.A., as a consequence of the impairment of the plot of land based on the progress of litigations concerning it during the fiscal year ended June 30, 2019 and the share in Quality Invest S.A., mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is recorded in this line, increased by ARS 37 million during the fiscal year ended June 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 300.5%, from a net loss of ARS 3,679 million during the fiscal year ended June 30, 2019 to a net profit of ARS 7,377 million during the fiscal year ended June 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 7,472 million offset by a negative result from our investment in Condor Hospitality of ARS 102 million.

Other. The share of profit / (loss) of associates from the Others segment decreased by 85.7%, from a net loss of ARS 2,315 million during the fiscal year ended June 30, 2019 to a net loss of ARS 330 million during the fiscal year ended June 30, 2020, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 380 million.

Operations Center in Israel

Real Estate. The share of profit / (loss) of associates from this segment went from a profit of ARS 37 million during the fiscal year ended June 30, 2019 to a profit of ARS 1,495 million during the fiscal year ended June 30, 2020, due to the recognition of Gav Yam as an associate in this fiscal year.

Supermarkets. The share of profit / (loss) of associates from this segment amounts to a profit of ARS 1,063 million for the fiscal year ended June 30, 2020. It is not comparable with the fiscal year ended June 30, 2019 because Shufersal was deconsolidated on June 30, 2018.

Others. The share of profit / (loss) of associates from this segment went from a loss of ARS 904 million during the fiscal year ended June 30, 2019 to a loss of ARS 994 million in the fiscal year ended June 30, 2020, mainly due to the Elron investments.

Financial results, net

The financial results went from a loss of ARS 14,835 million during the fiscal year ended June 30, 2019 to a loss of ARS 34,341 million during the fiscal year ended June 30, 2020. Such variation is mainly due to the devaluation of the Argentine peso against the dollar.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported fiscal years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a profit of ARS 4,251 million for the fiscal year ended June 30, 2019, to a loss of ARS 6,869 million during the fiscal year ended June 30, 2020, out of which a loss of ARS 6,702 million derives from the Operations Center in Argentina and a loss of ARS 167 million derives from the Operations Center in Israel.

Profit for the year

As a result of the factors described above, the profit for the year, including the effect of discontinued operations, went from a loss of ARS 38,371 million during the fiscal year ended June 30, 2019 to a profit of ARS 23,731 million during the fiscal year ended June 30, 2020, out of which a profit of ARS 27,096 million derives from the Operations Center in Argentina, and a loss of ARS 3,365 million from the Operations Center in Israel.

Results of Operations for the fiscal years ended June 30, 2019 and 2018

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2019 and 2018.

	Operations Center in Argentina			Operations Center in Israel			Total			Joint Ventures			Expenses and Collective Promotion Fund			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total as per statement of income / statement of financial position
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in Million ARS)
Revenues	15,055	13,872	1,183	73,537	60,057	13,480	88,592	73,929	14,663	(93)	(109)	16	3,706	4,387	(681)	(24)	(20)	(4)	92,181	78,187	13,994
Costs	(3,176)	(2,802)	(374)	(52,426)	(41,935)	(10,491)	(55,602)	(44,737)	(10,865)	66	70	(4)	(3,855)	(4,445)	590	-	-	-	(59,391)	(49,112)	(10,279)
Gross profit / (loss)	11,879	11,070	809	21,111	18,122	2,989	32,990	29,192	3,798	(27)	(39)	12	(149)	(58)	(91)	(24)	(20)	(4)	32,790	29,075	3,715
Net (loss) / gain from fair value adjustment of investment property	(39,607)	20,216	(59,823)	892	-	892	(38,715)	20,216	(58,931)	838	(1,056)	1,894	-	-	-	-	-	-	(37,877)	19,160	(57,037)
General and administrative expenses	(2,674)	(2,337)	(337)	(8,031)	(7,233)	(798)	(10,705)	(9,570)	(1,135)	18	40	(22)	-	-	-	44	33	11	(10,643)	(9,497)	(1,146)
Selling expenses	(1,085)	(1,125)	40	(11,192)	(10,639)	(553)	(12,277)	(11,764)	(513)	7	15	(8)	-	-	-	-	-	-	(12,270)	(11,749)	(521)
Other operating results, net	(660)	(54)	(606)	742	2,136	(1,394)	82	2,082	(2,000)	194	42	152	17	(2)	19	(20)	(13)	(7)	273	2,109	(1,836)
(Loss) / profit from operations	(32,147)	27,770	(59,917)	3,522	2,386	1,136	(28,625)	30,156	(58,781)	1,030	(998)	2,028	(132)	(60)	(72)	-	-	-	(27,727)	29,098	(56,825)
Share of (loss) of associates and joint ventures	(6,031)	(4,228)	(1,803)	(150)	(422)	272	(6,181)	(4,650)	(1,531)	(1,019)	928	(1,947)	-	-	-	-	-	-	(7,200)	(3,722)	(3,478)
Segment (loss) / profit	(38,178)	23,542	(61,720)	3,372	1,964	1,408	(34,806)	25,506	(60,312)	11	(70)	81	(132)	(60)	(72)	-	-	-	(34,927)	25,376	(60,303)
Reportable assets	111,562	152,903	(41,341)	535,565	563,654	(28,089)	647,127	716,557	(69,430)	(609)	307	(916)	-	-	-	31,842	25,189	6,653	678,360	742,053	(63,693)
Reportable liabilities	-	-	-	(461,015)	(479,056)	18,041	(461,015)	(479,056)	18,041	-	-	-	-	-	-	(94,689)	(103,129)	8,440	(555,704)	(582,185)	26,481
Net reportable assets	111,562	152,903	(41,341)	74,550	84,598	(10,048)	186,112	237,501	(51,389)	(609)	307	(916)	-	-	-	(62,847)	(77,940)	15,093	122,656	159,868	(37,212)

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the years ended June 30, 2019 and 2018

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in Million ARS)
Revenues	8,541	9,750	(1,209)	2,238	1,332	906	1,119	300	819	2,953	2,446	507	14	-	14	-	-	-	190	44	146	15,055	13,872	1,183
Costs	(776)	(829)	53	(131)	(105)	(26)	(526)	(149)	(377)	(1,586)	(1,670)	84	(6)	-	(6)	-	-	-	(151)	(49)	(102)	(3,176)	(2,802)	(374)
Gross profit/(loss)	7,765	8,921	(1,156)	2,107	1,227	880	593	151	442	1,367	776	591	8	-	8	-	-	-	39	(5)	44	11,879	11,070	809
Net gain/(loss) from fair value adjustment of investment properties	(40,581)	6,266	(46,847)	616	6,250	(5,634)	726	7,338	(6,612)	-	-	-	6	-	6	-	-	-	(374)	362	(736)	(39,607)	20,216	(59,823)
General and administrative expenses	(945)	(853)	(92)	(212)	(218)	6	(283)	(198)	(85)	(492)	(487)	(5)	(110)	(118)	8	(519)	(385)	(134)	(113)	(78)	(35)	(2,674)	(2,337)	(337)
Selling expenses	(530)	(607)	77	(99)	(142)	43	(119)	(58)	(61)	(316)	(311)	(5)	-	-	-	-	-	-	(21)	(7)	(14)	(1,085)	(1,125)	40
Other operating results, net	(110)	(105)	(5)	(40)	(22)	(18)	(286)	138	(424)	114	(40)	154	(24)	(58)	34	-	-	-	(314)	33	(347)	(660)	(54)	(606)
Profit/(loss) from operations	(34,401)	13,622	(48,023)	2,372	7,095	(4,723)	631	7,371	(6,740)	673	(62)	735	(120)	(176)	56	(519)	(385)	(134)	(783)	305	(1,088)	(32,147)	27,770	(59,917)
Share of profit/(loss) of associates and joint ventures	-	-	-	-	-	-	(37)	4	(41)	-	-	-	(3,679)	(4,425)	746	-	-	-	(2,315)	193	(2,508)	(6,031)	(4,228)	(1,803)
Segment profit/(loss)	(34,401)	13,622	(48,023)	2,372	7,095	(4,723)	594	7,375	(6,781)	673	(62)	735	(3,799)	(4,601)	802	(519)	(385)	(134)	(3,098)	498	(3,596)	(38,178)	23,542	(61,720)
Reportable assets	50,418	90,263	(39,845)	31,737	28,636	3,101	28,385	25,784	2,601	1,927	2,035	(108)	(6,952)	(3,672)	(3,280)	-	-	-	6,047	9,857	(3,810)	111,562	152,903	(41,341)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	50,418	90,263	(39,845)	31,737	28,636	3,101	28,385	25,784	2,601	1,927	2,035	(108)	(6,952)	(3,672)	(3,280)	-	-	-	6,047	9,857	(3,810)	111,562	152,903	(41,341)

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel for the years ended June 30, 2019 and 2018

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in Million ARS)
Revenues	14,392	9,497	4,895	-	-	-	57,506	49,066	8,440	-	-	-	-	-	-	1,639	1,494	145	73,537	60,057	13,480
Costs	(9,121)	(5,957)	(3,164)	-	-	-	(42,424)	(35,189)	(7,235)	-	-	-	-	-	-	(881)	(789)	(92)	(52,426)	(41,935)	(10,491)
Gross profit / (loss)	5,271	3,540	1,731	-	-	-	15,082	13,877	1,205	-	-	-	-	-	-	758	705	53	21,111	18,122	2,989
Net (loss) / gain from fair value adjustment of investment properties	892	-	892	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	892	-	892
General and administrative expenses	(707)	(578)	(129)	-	-	-	(4,779)	(4,594)	(185)	-	-	-	(1,058)	(854)	(204)	(1,487)	(1,207)	(280)	(8,031)	(7,233)	(798)
Selling expenses	(197)	(200)	3	-	-	-	(10,562)	(10,059)	(503)	-	-	-	-	-	-	(433)	(380)	(53)	(11,192)	(10,639)	(553)
Other operating results, net	-	256	(256)	-	-	-	397	772	(375)	-	-	-	-	1,141	(1,141)	345	(33)	378	742	2,136	(1,394)
(Loss) / profit from operations	5,259	3,018	2,241	-	-	-	138	(4)	142	-	-	-	(1,058)	287	(1,345)	(817)	(915)	98	3,522	2,386	1,136
Share of profit of associates and joint ventures	37	158	(121)	717	-	717	-	-	-	-	-	-	-	-	-	(904)	(580)	(324)	(150)	(422)	272
Segment (loss) / profit	5,296	3,176	2,120	717	-	717	138	(4)	142	-	-	-	(1,058)	287	(1,345)	(1,721)	(1,495)	(226)	3,372	1,964	1,408
Reportable assets	303,425	298,031	5,394	23,013	29,579	(6,566)	109,380	110,723	(1,343)	22,638	27,247	(4,609)	41,536	47,432	(5,896)	35,573	50,642	(15,069)	535,565	563,654	(28,089)
Reportable liabilities	(235,553)	(231,693)	(3,860)	-	-	-	(84,800)	(86,280)	1,480	-	-	-	(126,585)	(155,567)	28,982	(14,077)	(5,516)	(8,561)	(461,015)	(479,056)	18,041
Net reportable assets	67,872	66,338	1,534	23,013	29,579	(6,566)	24,580	24,443	137	22,638	27,247	(4,609)	(85,049)	(108,135)	23,086	21,496	45,126	(23,630)	74,550	84,598	(10,048)

Revenue 2019 vs 2018

 Revenues from sales, leases and services, according to the income statement, increased by ARS 13,994 million, from ARS 78,187 million during the year ended June 30, 2018 to ARS 92,181 million during the year ended June 30, 2019 (out of which ARS 73,537 million were generated by the Operations Center in Israel and ARS 18,644 million derive from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 2.8%.

In turn, revenues from expenses and collective promotion fund decreased by 15.5%, from ARS 4,387 million (out of which ARS 4,110 million are allocated to the Shopping Malls segment and ARS 277 million to the Offices segment of the Operations Center in Argentina) during the year ended June 30, 2018, to ARS 3,706 million (out of which ARS 3,409 million are allocated to the Shopping Malls segment and ARS 297 million to the Offices segment) during the year ended June 30, 2019.

Likewise, revenues from our joint ventures decreased by 14.7%, from ARS 109 million during the fiscal year ended June 30, 2018 (out of which ARS 84 million are allocated to the Shopping Malls segment, ARS 10 million to the Offices segment and ARS 15 million to the Sales and Developments Segment of the Operations Center in Argentina) to ARS 93 million during the year ended June 30, 2019 (out of which ARS 76 million are allocated to the Shopping Malls segment, ARS 16 million to the Offices segment and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, revenues from inter-segment operations increased ARS 4 million, from ARS 20 million during the year ended June 30, 2018 to ARS 24 million during the year ended June 30, 2019.

Therefore, according to the information by segments, revenues increased ARS 14,633 million, from ARS 73,929 million during the year ended June 30, 2018 to ARS 88,592 million during the year ended June 30, 2019 (out of which ARS 73,537 million derive from the Operations Center in Israel and ARS 15,055 million derive from the Operations Center in Argentina). Without considering revenues from the Operations Center in Israel, revenues, according to the information by segments, increased by 8.5%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased 12.4%, from ARS 9,750 million during fiscal year 2018 to ARS 8,541 million during fiscal year 2019, mainly attributable to: (i) an ARS 976 million decrease in revenues from fixed and variable leases as a result of a 13.9% decrease in the total sales of our tenants, from ARS 109,687 million during fiscal year 2018 to ARS 94,436 million during fiscal year 2019, (ii) an ARS 140 million decrease in the revenues from commissions, (iii) an ARS 122 million decrease in the revenues from admission rights, (iv) an ARS 120 million decrease in the revenues from parking fees, (v) an ARS 17 million decrease in the revenue from averaging of scheduled rent escalation; partially mitigated by (vi) an increase of ARS 192 million in other income, mainly attributable to the rescind of the contract with Walmart.

Offices. Revenues from the Offices segment increased 68%, from ARS 1,332 million during the year ended June 30, 2018 to ARS 2,238 million during the year ended June 30, 2019. The variation is explained by a significant increase in revenues from leases of different buildings, mainly PH Office Park and Zeta Buildings, and the effect of the exchange rate variation.

Sales and developments. Revenues from the Sales and Developments segment registered an increase of 273%, from ARS 300 million during the year ended June 30, 2018 to ARS 1,119 million during the year ended June 30, 2019. This segment often varies significantly from year to year due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment increased by 20.7% from ARS 2,446 million during the year ended June 30, 2018 to ARS 2,953 million during the year ended June 30, 2019, mainly due to an increase in the average room rate of our hotel portfolio (measured in pesos).

International. Revenues associated with our International segment increased 100.0%, for ARS 14 million during the year ended June 30, 2019, due to the sale of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Revenues associated with our Corporate segment did not present variations for the years presented.

Others. Revenues from the Others segment increased 331.8%, from ARS 44 million during the year ended June 30, 2018 to ARS 190 million during the year ended June 30, 2019, mainly due to the increase in revenues from La Arena S.A. y La Rural S.A., OFC S.R.L., Ogden S.A and Eentretenumiento Universal S.A. – Unión transitoria – (administradora del Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires).

Operations Center in Israel

Real estate. Revenues from the real estate segment increased from ARS 9,497 million during the period ended June 30, 2018 to ARS 14,392 million during the period ended June 30, 2019. This variation was due to (i) an actual devaluation of the Argentine peso of approximately 22%, (ii) an increase in the rentable square meters, (iii) an increase in the price of leases, and (iv) the application of IFRS 15.

Telecommunications. Revenues from the telecommunications segment increased from ARS 49,066 million during the period ended June 30, 2018 to ARS 57,506 million during the period ended June 30, 2019. This variation was due to an actual devaluation of the Argentine peso of approximately 22%, partially offset by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet.

Others. Revenues from the Others segment increased from ARS 1,494 million during the period ended June 30, 2018 to ARS 1,639 million during the period ended June 30, 2019. This variation was due to (i) an actual devaluation of the Argentine peso of approximately 22%, (ii) offset by a drop in revenues from Bartan.

Costs 2019 vs 2018

Total consolidated costs, according to the income statement, registered an increase of ARS 10,279 million, from ARS 49,112 million during the year ended June 30, 2018 to ARS 59,391 million during the year ended June 30, 2019 (out of which ARS 52,426 million derive from the Operations Center in Israel and ARS 6,965 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs decreased by 3%. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues increased from 62.8% during the year ended June 30, 2018 to 64.4% during the year ended June 30, 2019, mainly from the Operations Center in Israel. Excluding costs from the Operations Center in Israel, total consolidated costs measured as a percentage of total revenues decreased, from 39.6% during the year ended June 30, 2018 to 37.4% during the year ended June 30, 2019.

In turn, costs related to expenses and collective promotion fund decreased by 13.3%, from ARS 4,445 million during the year ended June 30, 2018 (out of which ARS 4,198 million are allocated to the Shopping Malls segment and ARS 247 million to the Offices segment of the Operations Center in Argentina) to ARS 3,855 million during the year ended June 30, 2019 (out of which ARS 3,553 million are allocated to the Shopping Malls segment and ARS 302 million to the Offices segment of the Operations Center in Argentina) due mainly to lower costs originated by our Shopping Malls, which decreased by 15.4%, from ARS 4,198 million during the year ended June 30, 2018 to ARS 3,553 million during the year ended June 30, 2019.

Likewise, costs from our joint ventures decreased by 5.7%, from ARS 70 million during the year ended June 30, 2018 (out of which ARS 9 million are allocated to the Shopping Malls segment, ARS 50 million to the Offices segment and ARS 11 million to the Sales and Developments segment of the Operations Center in Argentina) to ARS 66 million during the year ended June 30, 2019 (out of which ARS 16 million are allocated to the Shopping Malls segment, ARS 42 million to the Offices segment and ARS 8 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to the information by segments (taking into account the costs from our joint ventures and without considering the costs from expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced an increase of ARS 10,865 million, from ARS 44,737 million during the year ended June 30, 2018 to ARS 55,602 million during the year ended June 30, 2019 (out of which ARS 52,426 million derive from the Operations Center in Israel and ARS 3,176 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs increased by 13.3%. Likewise, total costs measured as a percentage of total revenues, according to information by segments, increased from 60.5% during the year ended June 30, 2018 to 62.8% during the year ended June 30, 2019, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs measured as a percentage of total revenues increased from 20.2% during the year ended June 30, 2018 to 21.1% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. The costs of our Shopping Malls segment decreased 6.4%, from ARS 829 million during fiscal year 2018 to ARS 776 million during fiscal year 2019, mainly generated by: (i) a decrease in salaries, social security charges and other personnel expenses of ARS 44 million; (ii) a decrease in depreciation and amortization of ARS 20 million; and (iii) a decrease in maintenance, security, cleaning, repairs and related expenses of ARS 9 million; partially offset by: (iv) an increase in costs of leases and expenses for ARS 24 million (generated by the leases in dollar, due to the increase in the exchange rate). The Shopping Malls segment costs, as a percentage of revenues from this segment, increased from 8.5% during fiscal year 2018 to 9.1% during fiscal year 2019.

Offices. Costs in the Offices segment increased by 24.8%, from ARS 105 million during the year ended June 30, 2018 to ARS 131 million during the year ended June 30, 2019, mainly due to: (i) an increase in depreciation and amortization of ARS 53 million; offset by: (i) a decrease in leases and expenses of ARS 12 million; (ii) a decrease in maintenance, repairs and services expenses of ARS 9 million; (iii) a decrease in fees and compensation for services of ARS 5 million; and (iv) a decrease in taxes, fees and contributions of ARS 3 million. Costs in the Offices segment, measured as a percentage of revenues of this segment, decreased from 7.9% during the year ended June 30, 2018 to 5.9% during the year ended June 30, 2019.

Sales and developments. Costs associated with our Sales and Developments segment registered an increase of 253%, from ARS 149 million during the year ended June 30, 2018 to ARS 526 million during the year ended June 30, 2019, mainly due to the costs of sales of Catalinas Norte. The costs of the Sales and Developments segment, measured as a percentage of revenues from this segment decreased from 49.7% during the year ended June 30, 2018 to 47% during the year ended June 30, 2019.

Hotels. Costs in the Hotels segment decreased by 5%, from ARS 1,670 million during the year ended June 30, 2018 to ARS 1,586 million during the year ended June 30, 2019, mainly as a result of: (i) a decrease of ARS 107 million in costs of salaries, social security and other personnel expenses; and (ii) a decrease of ARS 9 million in food, beverages and other hotel expenses, offset by (i) an increase in fees and compensation for services of ARS 30 million. Costs in the Hotels segment, measured as a percentage of revenues of this segment, decreased from 68.3% during the year ended June 30, 2018 to 53.7% during the year ended June 30, 2019.

International. Costs in the International segment increased 100.0%, with ARS 6 million during the year ended June 30, 2019, associated with the cost of sale of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Costs in the Corporate segment did not vary for the years presented.

Others. Costs in the Others segment increased by 208.2%, from ARS 49 million during the year ended June 30, 2018 to ARS 151 million during the year ended June 30, 2019, mainly as a result of: (i) higher charges of ARS 30 million in taxes, fees and contributions, (ii) an increase of ARS 19 million in leases and expenses; (iii) an increase of ARS 17 million in fees and compensation for services, (iv) an increase of ARS 14 million in depreciation and amortization, (v) an increase of ARS 12 million in maintenance, repairs and services; and (vi) an increase of ARS 9 million in salaries, social security and other personnel expenses.

Operations Center in Israel

Real estate. Real estate segment costs increased from ARS 5,957 million during the period ended June 30, 2018 to ARS 9,121 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%. (ii) an increase in the cost due to the increased sale of residential apartments and the implementation of IFRS 15.

Telecommunications. Costs in the Telecommunications segment increased from ARS 35,189 million during the period ended June 30, 2018 to ARS 42,424 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in costs that accompanied the reduction in sales of mobile services and a slight increase in costs related to television content.

Others. Costs in the Others segment increased from ARS 789 million during the period ended June 30, 2018 to ARS 881 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a drop in the costs of Bartan.

Gross profit 2019 vs 2018

The total consolidated gross profit, according to the income statement, increased by ARS 3,715 million, from ARS 29,075 million during the year ended June 30, 2018 (out of which ARS 18,122 million come from the Operations Center in Israel and ARS 10,953 million from the Operations Center in Argentina) to ARS 32,790 million during the year ended June 30, 2019 (out of which ARS 21,111 million derive from the Operations Center in Israel and ARS 11,679 million from the Operations Center in Argentina). Without considering the effect from the Operations Centerin Israel, the gross profit increased by 6.6%. The total consolidated gross profit, measured as a percentage of revenues from sales, leases and services, decreased from 37.2% during the year ended June 30, 2018 to 35.6% during the year ended June 30, 2019. Without considering the effect from the Operations Center in Israel, the total consolidated gross profit, according to the income statement, increased from 60.4% during the year ended June 30, 2018 to 62.6% during the year ended June 30, 2019.

In turn, total gross loss for expenses and collective promotion fund increased ARS 91 million, from ARS 58 million during the year ended June 30, 2018 (out of which a loss of ARS 88 million derives from the Shopping Malls segment and a loss of ARS 30 million from the Offices segment), to ARS 149 million during the year ended June 30, 2019 (out of which a loss of ARS 144 million derives from the Shopping Malls segment and a loss of ARS 5 million from the Offices segment).

Additionally, the gross profit of our joint ventures decreased by 30.8%, from ARS 39 million during the year ended June 30, 2018 to ARS 27 million during the year ended June 30, 2019.

Therefore, according to the information by segments, gross profit increased by ARS 3,798 million, from ARS 29,192 million during the year ended June 30, 2018 (out of which ARS 18,122 million derive from the Operations Center in Israel and ARS 11,070 million from the Operations Center in Argentina) to ARS 32,990 million during the year ended June 30, 2019 (out of which ARS21,111 million derive from the Operations Center in Israel and ARS 11,879 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the gross profit increased by 7.3%. Likewise, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 39.5% during the year ended June 30, 2018 to 37.2% during the year ended June 30, 2019. Without considering the effect of the Operations Center in Israel, the gross profit measured as a percentage of total revenues decreased, from 79.8% during the year ended June 30, 2018 to 78.9% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased 13%, from ARS 8,921 million during fiscal year 2018 to ARS 7,765 million for fiscal year 2019, mainly as a result of a decrease in total sales of our tenants, giving rise to lower rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment decreased from 91.5% during fiscal year 2018 to 90.9% during fiscal year 2019.

Offices. Gross profit of the Offices segment increased by 71.7%, from ARS 1,227 million for the year ended June 30, 2018 to ARS 2,107 million during the year ended June 30, 2019. The gross profit of the Offices segment, measured as a percentage of revenues of this segment, increased from 92.1% during the year ended June 30, 2018 to 94.1% during the year ended June 30, 2019.

Sales and developments. Gross profit of the Sales and Developments segment increased by 292.7%, from ARS 151 million during the year ended June 30, 2018 to ARS 593 million during the year ended June 30, 2019, mainly as a result of higher sales recorded during the year ended June 30, 2019. The gross profit of the Sales and Developments segment, measured as a percentage of this segment's revenues, increased from 50.3 % during the year ended June 30, 2018 to 53% during the year ended June 30, 2019.

Hotels. Gross profit for the Hotels segment increased by 76.2% from ARS 776 million during the fiscal year ended June 30, 2018 to ARS 1,367 million during the year ended June 30, 2019. The gross profit of the Hotels segment, measured as a percentage of revenues of this segment, increased from 31.7% during the year ended June 30, 2018 to 46.3% during the year ended June 30, 2019.

International. Gross profit of the International segment increased 100%, with a gross profit of ARS 8 million during the year ended June 30, 2019.

Corporate. Gross profit of the Corporate segment did not present variations during the reported years.

Others. Gross profit from the Others segment increased 880%, from a loss of ARS 5 million during the year ended June 30, 2018 to a profit of ARS 39 million during the year ended June 30, 2019. The gross profit of the Others segment, measured as a percentage of revenues of this segment, increased from 11.4% negative during the year ended June 30, 2018 to 20.5% during the year ended June 30, 2019.

Operations Center in Israel

Real estate. Gross profit of the real estate segment increased from ARS 3,540 million during the period ended June 30, 2018 to ARS 5,271 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%, the implementation of IFRS 15 and an increase in square meters. The gross profit of the segment as a percentage of revenues decreased from 37.3% during period 2018 to 36.6% during the period 2019.

Telecommunications. Gross profit of the telecommunications segment increased from ARS 13,877 million during the year ended June 30, 2018 to ARS 15,082 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%, partially offset by the constant erosion in the revenues of mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet. The gross profit of the segment as a percentage of revenues decreased slightly from 28.3% during the year ended June 30, 2018 to 26.2% during the year ended June 30, 2019.

Others. Gross profit from the Others segment increased from ARS 705 million during the period ended June 30, 2018 to ARS 758 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by the drop of Bartan. The gross profit of the segment as a percentage of revenues decreased slightly from 47.2% during the period ended June 30, 2018 to 46.2% during the period ended June 30, 2019.

Net gain from fair value adjustment of investment properties 2019 vs 2018

Net gain from fair value adjustment of investment properties, according to the income statement, decreased by ARS 57,037 million, from a net gain of ARS 19,160 million during the year ended June 30, 2018 (from the Operations Center in Argentina) to a net loss of ARS 37,877 million during the year ended June 30, 2019 (out of which a gain of ARS 892 million derives from the Operations Center in Israel and a net loss of ARS 38,769 million from the Operations Center in Argentina).

It should be noted that according to the adjustment for inflation methodology, the gain/(loss) from fair value adjustment of investments properties should be broken down into its two effects: i) adjustment for inflation and ii) loss or gain from actual fair value adjustment, During the year ended June 30, 2019, the inflationary effect exceeds the appreciation of investment properties, therefore, a loss from fair value adjustment of investment properties of ARS 37,877 million is recognized.

Operations Center in Argentina

1. Shopping Malls segment

The shopping -Malls portfolio decreased between the fiscal year ended June 30, 2019 and 2018, as the end of the concession we had for Buenos Aires Design took place.

The net impact in the peso values of our properties was primarily a consequence of macroeconomic changes: (i) from june 2018 to june 2019, the Argentinian peso depreciated 47% against US Dolar (from ARS 28.75 per dolar to ARS 42.26 per dolar), which had a direct impact in a less projected cash flows in US Dolar from our Shopping Malls segment; and (ii) an increase of 234 basis points on the discount rate in US dolar, which it is used to discount the projected cash flow from Shopping Malls segment.

2. “Offices”, “Sales and developments”, “International” and “Others” segments,

Net gain/(loss) from actual fair value adjustment of investment properties included in these segments decreased by 93% during the year ended June 30, 2019.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars, In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per square meter being the most representative metric.

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

Operations Center in Israel

Real estate. Net gain from fair value adjustment of investment properties of this segment increased from nil during the period ended June 30, 2018 to ARS 892 million during the period ended June 30, 2019. Though it was affected by a real revaluation of the NIS against the Argentine peso of approximately 22%, the variation was due to the stability of the real estate market in Israel, which remained stable, with the changes in the fair value mainly deriving from new projects.

General and administrative expenses 2019 vs 2018

Total general and administrative expenses, according to the income statement, recorded an increase of ARS 1,146 million, from ARS 9,497 million during the year ended June 30, 2018 (out of which ARS 7,233 million derive from the Operations Center in Israel and ARS 2,264 million from the Operations Center in Argentina) to ARS 10,463 million during the year ended June 30, 2019 (out of which ARS 8,031 million derive from the Operations Center in Israel and ARS 2,612 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, general and administrative expenses increased by 15.4%. Total general and administrative expenses measured as a percentage of revenues from sales, leases and services decreased slightly from 12.1 % during the year ended June 30, 2018 to 11.5% during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, according to the income statement, increased from 12.5% during the year ended June 30, 2018 to 14% during the year ended June 30, 2019.

In turn, general and administrative expenses of our joint ventures decreased ARS 22 million, from ARS 40 million during the year ended June 30, 2018 to ARS 18 million during the year ended June 30, 2019.

Finally, general and administrative expenses for inter-segment operations increased ARS 11 million, from ARS 33 million during the year ended June 30, 2018 to ARS 44 million during the year ended June 30, 2019.

Therefore, according to the information by segments, general and administrative expenses increased ARS 1,135 million, from ARS 9,570 million during the year ended June 30, 2018 (out of which ARS 7,233 million derive from the Operations Center in Israel and ARS 2,337 million from the Operations Center in Argentina) to ARS 10,705 million during the year ended June 30, 2019 (out of which ARS 8,031 million derive from the Operations Center in Israel and ARS 2,674 million from the Operations Center in Argentina). Excluding the general and administrative expenses from the Operations Center in Israel, expenses increased by 14.4%. General and administrative expenses measured as a percentage of revenues, according to the information by segments, decreased from 12.9% during the year ended June 30, 2018 to 12.1% during the year ended June 30, 2019. Without considering the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 16.8% during the year ended June 30, 2018 to 17.8% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased 10.8%, from ARS 853 million during fiscal year 2018 to ARS 945 million during fiscal year 2019, mainly due to: (i) an increase of ARS 131 million in salaries, social security charges and other personnel expenses; (ii) an increase of ARS 27 million in maintenance, repair and service expenses and employees’ travel expenses; partially mitigated by (iii) a decrease of ARS 34 million in directors’ fees; (iv) a decrease of ARS 19 million in banking expenses; and (v) a decrease of ARS 12 million in fees and compensations for services. Administrative expenses of Shopping Malls as a percentage of revenues from such segment increased from 8.7% during fiscal year 2018 to 11.1% during fiscal year 2019.

Offices. The general and administrative expenses of our Offices segment decreased by 2.8%, from ARS 218 million during the year ended June 30, 2018 to ARS 212 million during the year ended June 30, 2019, mainly as a result of: (i) a decrease of ARS 12 million in salaries, social security and other personnel expenses; (ii) a decrease of ARS 7 million in fees and compensation for services and (iii) a decrease of ARS 8 million in advertising and other commercial expenses, partially offset by: (i) an increase of ARS 21 million in fees to directors. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 16.4% during the year ended June 30, 2018 to 9.5% during the year ended June 30, 2019.

Sales and developments. General and administrative expenses associated with our Sales and developments segment increased by 42.9%, from ARS 198 million during the year ended June 30, 2018 to ARS 283 million during the year ended June 30, 2019, mainly as a result of an increase in salaries, social security and other personnel expenses of ARS 70 million, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 66% during the year ended June 30, 2018 to 25.3% during the year ended June 30, 2019.

Hotels. General and administrative expenses associated with our Hotels segment increased by 1% from ARS 487 million during the year ended June 30, 2018 to ARS 492 million during the year ended June 30, 2019, mainly as a result of: (i) an increase of ARS 32 million in fees and compensation for services, offset by (i) a decrease in salaries, social security and other personnel expenses of ARS 17 million and (ii) a decrease of ARS 7 million in taxes, fees and contributions. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues decreased from 19.9% during the year ended June 30, 2018 to 16.7% during the year ended June 30, 2019.

International. General and administrative expenses associated with our International segment decreased by 6.8%, from ARS 118 million during the year ended June 30, 2018 to ARS 110 million during the year ended June 30, 2019, mainly due to: (i) an increase in fees and compensation for services of ARS 25 million, (ii) an increase in salaries, social security and other personnel expenses of ARS 10 million, (iii) an increase in maintenance, repairs and services of ARS 3 million, and (iv) an increase in depreciation and amortization of ARS 3 million, partially offset by: (v) decreased taxes, as Imadison’s taxes were paid in the previous year.

Corporate. General and administrative expenses associated with our Corporate segment increased by 34.8%, from ARS 385 million during the year ended June 30, 2018 to ARS 519 million during the year ended June 30, 2019, mainly due to an increase of ARS 174 million in fees to directors, offset by a decrease of ARS 37 million in fees and compensation for services, among other items.

Others. General and administrative expenses associated with our Others segment increased 44.9%, from ARS 78 million during the year ended June 30, 2018 to ARS 113 million during the year ended June 30, 2019, mainly due to (i) an increase of ARS 15 million in other administrative expenses; (ii) an increase of ARS 7 million in maintenance, repairs and services; (iii) an increase of ARS 3 million in fees and compensation for services, and (iv) an increase of ARS 6 million in salaries, social security and other personnel expenses, among other items.

Operations Center in Israel

Real estate. General and administrative expenses associated with the Real Estate segment increased from ARS 578 million during the period ended June 30, 2018 to ARS 707 million during the period ended June 30, 2019. This variation was mainly due to a real revaluation of the NIS against the Argentine peso of approximately 22%. The general and administrative expenses associated with this segment measured as a percentage of revenues went from 6.1% during the period ended June 30, 2018 to 4.9% during the period ended June 30, 2019.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from ARS 4,594 million during the period ended June 30, 2018 to ARS 4,779 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22% offset by a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for efficiency improvements. General and administrative expenses associated with this segment measured as a percentage of this segment's revenues decreased from 9.4% in fiscal year 2018 to 8.3% in fiscal year 2019.

Corporate. General and administrative expenses associated with the Corporate segment increased from ARS 854 million during the period ended June 30, 2018 to ARS 1,058 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the personnel and the structure expenses of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees.

Others. General and administrative expenses associated with the Others segment increased from ARS 1,207 million during the period ended June 30, 2018 to ARS 1,487 million during the period ended June 30, 2019. This variation was due to: (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) an increase in the structure of Bartan and Epsilon.

Selling expenses 2019 vs 2018

Total consolidated selling expenses, according to the income statement, showed an increase of ARS 521 million, from ARS 11,749 million during the year ended June 30, 2018 to ARS 12,270 million during the year ended June 30, 2019 (out of which ARS 11,292 million derive from the Operations Center in Israel and ARS 1,078 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses decreased by 2.9%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 15% during the year ended June 30, 2018 to 13.3% during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, slightly decreased from 6.1% during the year ended June 30, 2018 to 5.8% during the year ended June 30, 2019.

In turn, selling expenses of our joint ventures decreased ARS 8 million, from ARS 15 million during the year ended June 30, 2018 to ARS 7 million during the year ended June 30, 2019.

Therefore, according to the information by segments, selling expenses increased ARS 513 million, from ARS 11,764 million during the year ended June 30, 2018 to ARS 12,277 million during the year ended June 30, 2019 (out of which ARS 11,192 million derive from the Operations Center in Israel and ARS 1,085 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses decreased by 3.6%, Selling expenses measured as a percentage of revenues, according to information by segments, decreased from 15.9% during the year ended June 30, 2018 to 13.9% during the year ended June 30, 2019. Without considering the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues according to the information by segments, decreased from 8.1% during the year ended June 30, 2018 to 7.2% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Selling expenses from the Shopping Malls segment decreased 12.7%, from ARS 607 million during fiscal year 2018 to ARS 530 million during fiscal year 2019, mainly as a result of: (i) a decrease in publicity, advertising and other commercial expenses of ARS 33 millions; (ii) a decrease in taxes, rates and contributions of ARS 31 millions and (iii) a decrease of ARS 17 millions in bad debt charge; partially offset by (iv) an increase in salaries, social security charges and other personnel expenses of ARS 3 million. Selling expenses as a percentage of revenues from the Shopping Malls segment remained flat in 6.2% during fiscal year 2018 and 2019.

Offices. Selling expenses associated with our Offices segment decreased by 30.3%, from ARS 142 million during the year ended June 30, 2018 to ARS 99 million during the year ended June 30, 2019. This variation was generated mainly as a result of a decrease in the charge of doubtful accounts of ARS 69 million, offset by: (i) an increase of ARS 13 million in taxes, fees and contributions and (ii) an increase of ARS 11 million in advertising and other commercial expenses. Selling expenses associated with our Offices segment, measured as a percentage of this segment's revenues, decreased from 10.7% during the year ended June 30, 2018 to 4.4% during the year ended June 30, 2019.

Sales and developments. Selling expenses associated with the Sales and Developments segment increased 105.2%, from ARS 58 million during the year ended June 30, 2018 to ARS 119 million during the year ended June 30, 2019. This variation was mainly due to an ARS 65 million increase in taxes, fees and contributions. Selling expenses associated with our Sales and developments segment, measured as a percentage of this segment’s revenues, decreased from 19.3% during the year ended June 30, 2018 to 10.6% during the year ended June 30, 2019.

Hotels. Selling expenses associated with our Hotels segment increased 1.6%, from ARS 311 million during the year ended June 30, 2018 to ARS 316 million during the year ended June 30, 2019, mainly as a result of an increase of ARS 26 million in taxes, fees and contributions, offset by: (i) a decrease of ARS 13 million in fees and compensation for services, and (ii) a decrease of ARS 11 million in salaries, social security and other personnel expenses. Selling expenses associated with our Hotels segment measured as a percentage of this segment's revenues decreased from 12.7% during the year ended June 30, 2018 to 10.7% during the year ended June 30, 2019.

International. Selling expenses associated with the International segment did not show variations during the reported years.

Corporate. Selling expenses associated with the Corporate segment did not show variations during the reported years.

Others. Selling expenses associated with our Others segment increased 200%, from ARS 7 million during the year ended June 30, 2018 to ARS 21 million during the year ended June 30, 2019, mainly due to: (i) an increase of ARS 6 million in taxes, rates and contributions, (ii) an increase of ARS 3 million in advertising and other commercial expenses, and (iii) an increase of ARS 4 million in doubtful accounts. Selling expenses associated with our Others segment measured as a percentage of this segment's revenues decreased, from 15.9% during the year ended June 30, 2018 to 11.1% during the year ended June 30, 2019.

Operations Center in Israel

Real estate. Selling expenses associated with the real estate segment increased from ARS 200 million during the period ended June 30, 2018 to ARS 197 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine Peso of approximately 22%. Selling expenses associated with this segment measured as a percentage of revenues decreased 2.1% during the period ended June 30, 2018 to 1.4% during the period ended June 30, 2019.

Telecommunications. Selling expenses associated with the Telecommunications segment increased from ARS 10,059 million during the period ended June 30, 2018 to ARS 10,562 million during the period ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in advertising expenses on the mobile phone line. Selling expenses associated with this segment measured as a percentage of revenues decreased from 20.5% during the period 2018 to 18.4% during the period 2019.

Others. Selling expenses associated with the Others segment increased from ARS 380 million during the period ended June 30, 2018 to ARS 433 million during the year ended June 30, 2019. This variation was due to a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by a decrease in the marketing expenses of Bartan's new services.

Other operating results, net 2019 vs 2018

Other operating results, net, according to the income statement, registered a decrease of ARS 1,836 million, from a net profit of ARS 2,109 million during the year ended June 30, 2018 to a net profit of ARS 273 million during the year ended June 30, 2019 (of which a net loss of ARS 469 million derives from the Operations Center in Argentina and a net profit of ARS 742 million from the Operations Center in Israel).

Other operating results, net from our joint ventures increased ARS 152 million, from a profit of ARS 42 million during the year ended June 30, 2018 to a profit of ARS 194 million during the year ended June 30, 2019 (out of which a profit of ARS 187 million is allocated to the Sales and Developments segment, a profit of ARS 9 million is allocated to the Shopping Malls segment within the Operations Center in Argentina and a loss of ARS 2 million is allocated to the Offices segment).

In turn, other operating results for expenses and collective promotion fund increased ARS 19 million, from ARS 2 million during the year ended June 30, 2018 (out of which a loss of ARS 2 million derives from the Shopping Malls segment), to ARS 17 million during the year ended June 30, 2019 (out of which a profit of ARS 17 million derives from the Shopping Malls segment).

Therefore, according to the information by segments, other operating results, net recorded a decrease of ARS 2,000 million, from a net profit of ARS 2,082 million during the year ended June 30, 2018 to a net profit of ARS 82 million during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, other operating results decreased in ARS 606 million.

Operations Center in Argentina

Shopping Malls. Other operating results, net from the Shopping Malls segment increased by 4.8%, from a net loss of ARS 105 million during fiscal year 2018 to a net loss of ARS 110 million during fiscal year 2019, mainly as a result of: (i) an increase in charity charges of ARS 43 millions; partially offset by: (ii) a recovery of litigation costs of ARS 23 million and (iii) an increase in the interest for late payment that is charged to our customers of ARS 32 million. Other operating results, net from this segment as a percentage of the revenues from this segment slightly increased from 1.1% negative during the year ended June 30, 2018 to 1.3% negative during the year ended June 30, 2019.

Offices. Other operating results, net, associated with our Offices segment increased by 81.8%, from a net loss of ARS 22 million during the year ended June 30, 2018 to a net loss of ARS 40 million during the year ended June 30, 2019, mainly as a consequence of an increase in donations, among other items. Other operating results, net, of this segment, as a percentage of this segment’s revenues, increased from 1.7% negative during the year ended June 30, 2018 to 1.8% negative during the year ended June 30, 2019.

Sales and developments. Other operating results, net, associated with our Sales and Developments segment decreased by 307.2%, from a net profit of ARS 138 million during the year ended June 30, 2018 to a net loss of ARS 286 million during the year ended June 30, 2019, mainly as a result of a provision set up for the plot of land owned by Puerto Retiro S.A., thus generating a negative result of ARS 282 million, compared to the previous year in which a positive result was obtained due to the sale of floors of Intercontinental Building by IRSA Propiedades Comerciales. Other operating results, net, of this segment, as a percentage of this segment's revenues, decreased from 46% positive during the year ended June 30, 2018 to 25.6% negative during the year ended June 30, 2019.

Hotels. Other operating results, net, associated with the Hotels segment increased 385%, from a net loss of ARS 40 million during the year ended June 30, 2018 to a net profit of ARS 114 million during the year ended June 30, 2019, mainly due to an insurance recovery associated with a boiler-related loss. Other operating results, net, of this segment, as a percentage of this segment's revenues increased from 1.6% negative during the year ended June 30, 2018 to 3.9% positive during the year ended June 30, 2019.

International. Other operating results, net, of this segment decreased by 58.6%, from a net loss of ARS 58 million during the year ended June 30, 2018 to a net loss of ARS 24 million during the year ended June 30, 2019, mainly due to lower donations and tax charges.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations during the reported years.

Others. Other operating results, net, associated with the Others segment decreased by 1,051.5%, from a net profit of ARS 33 million during the year ended June 30, 2018 to a net loss of ARS 314 million during the year ended June 30, 2019, mainly due to a negative result generated by the sale of Tarshop S.A. and lower results from Entertainment Holdings S.A. Other net operating results, of this segment, as a percentage of this segment's revenues increased from 75% positive during the year ended June 30, 2018 to 165.3% negative during the year ended June 30, 2019.

Operations Center in Israel

Real estate. Other operating results, net associated with the Real Estate segment went from a profit of ARS 256 million during the period ended June 30, 2018 to ARS 0 million during the period ended June 30, 2019. This variation was due to the sale of fixed assets during this period.

Telecommunications. Other operating results, net associated with the Telecommunications segment went from a profit of ARS 772 million during the period ended June 30, 2018 to a net profit of ARS 397 million during the period ended June 30, 2019, due to the sale of the subsidiary Rimon during the period ended June 30, 2018.

Corporate. Other operating results, net associated with the Corporate segment went from a profit of ARS 1,141 million during the period ended June 30, 2018 to ARS 0 million during the period ended June 30, 2019. This variation was due to the favorable outcome of the trial won by Ma'ariv during the period ended June 30, 2018.

Others. Other operating results, net associated with the Others segment went from a loss of ARS 33 million during the period ended June 30, 2018 to a net profit of ARS 345 million during the period ended June 30, 2019. This variation was due to the result from the sale of Elron’s subsidiaries, During the period ended June 30, 2018, Cloudyn was sold, and during this fiscal year, Cybersecdo was sold, accompanied by a decrease in Bartan’s research and development expenses.

Profit / (loss) from operations 2019 vs 2018

The total consolidated profit from operations, pursuant to the income statement, decreased from a net profit of ARS 29,098 million during the year ended June 30, 2018 to a net loss of ARS 27,727 million during the year ended June 30, 2019 (out of which a net profit of ARS 3,522 million derives from the Operations Center in Israel and a loss of ARS 31,249 from the OperationsCenter in Argentina), Excluding the effect from the Operations Center in Israel, profit from operations decreased by 217%. The total consolidated profit from operations, measured as a percentage of revenues from sales, leases and services, decreased from 37.2% positive during the year ended June 30, 2018 to 30.1% negative during the year ended June 30, 2019, Without considering the effect from the Operations Center in Israel, the total consolidated profit from operations, measured as a percentage of total revenues, increased from 147.3% positive during the year ended June 30, 2018 to 167.6% negative during the year ended June 30, 2019.

Profit from operations of our joint ventures increased from a loss of ARS 998 million during the year ended June 30, 2018 (out of which an ARS 113 million profit is allocated to the Shopping Malls segment, a net loss of ARS 952 million derives from the Offices segment and an ARS 67 million profit to the Sales and Developments segment of the Operations Center in Argentina), to a net profit of ARS 1,030 million during the year ended June 30, 2019 (out of which a profit of ARS 117 million is allocated to the Shopping Malls segment, a net profit of ARS 704 million derives from the Offices segment and a profit of ARS 209 million to the Sales and Developments of the Operations Center in Argentina).

Therefore, according to the information by segments, profit from operations net loss, decreased from a net profit of ARS 30,156 million during the year ended June 30, 2018 to a net loss of ARS 28,625 million during the year ended June 30, 2019 (out of which ARS 3,522 million derive from the Operations Center in Israel and a loss of ARS 32,147 from the Operations Center in Argentina). Profit from operations, measured as a percentage of revenues according to segment information, decreased from 40.8% profit during the year ended June 30, 2018 to 32.3% loss during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total profit from operations according to segment information, measured as a percentage of total revenues, increased from 200.2% profit during the year ended June 30, 2018 to 213.5% loss during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Operating income from the Shopping Malls segment decreased, from a profit of ARS 13,622 million during fiscal year 2018, to a loss of ARS 34,401 million during fiscal year 2019.

Offices. Profit from operations associated with our Offices segment, decreased by 66.6%, from a profit of ARS 7,095 million during the year ended June 30, 2018 to a profit of ARS 2,372 million during the year ended June 30, 2019. The variation is mainly due to a decrease of ARS 5,617 million from the net gain from fair value adjustment of investment properties. Profit from operations of the Offices segment as a percentage of this segment's revenues decreased from 532.7% during the year ended June 30, 2018 to 106% during the year ended June 30, 2019.

Sales and developments. Profit from operations associated with our Sales and Developments segment decreased by 91.4%, from an ARS 7,371 million profit during the year ended June 30, 2018 to an ARS 631 million profit during the year ended June 30, 2019. This decrease is mainly due to a decrease of ARS 6,629 million in the net gain from fair value adjustment of investment properties. Profit from operations of the Sales and Developments segment as a percentage of this segment's revenues decreased from 2,457% during the year ended June 30, 2018 to 56.4% during the year ended June 30, 2019.

Hotels. Profit from operations associated with the Hotels segment showed an increase of 1,185.5%, from a loss of ARS 62 million during the year ended June 30, 2018 to a profit of ARS 673 million during the year ended June 30, 2019. This increase is mainly due to the increase in the average rate per room of our hotel portfolio (measured in pesos), thus generating an increase in revenues, and to the insurance recovery associated with the boiler-related loss in Intercontinental Hotel. Profit from operations of the Hotels segment as a percentage of this segment's revenues increased from 2.5% during the year ended June 30, 2018 to 22.8% during the year ended June 30, 2019.

International. Profit from operations associated with our International segment changed by 31.8%, from a loss of ARS 176 million during the year ended June 30, 2018 to a loss of ARS 120 million during the year ended June 30, 2019. This variation is due to lower donations and tax charges.

Corporate. Profit from operations associated with our Corporate segment increased by 34.8%, from a loss of ARS 385 million during the year ended June 30, 2018 to a loss of ARS 519 million during the year ended June 30, 2019, mainly affected by general and administrative expenses.

Others. Profit from operations associated with our Others segment decreased, from a net profit of ARS 305 million during the year ended June 30, 2018 to a net loss of ARS 783 million during the year ended June 30, 2019. This variation is mainly due to an ARS 736 million decrease in the net gain from fair value adjustment of investment properties. Profit from operations of the Others segment as a percentage of this segment's revenues decreased from 693.2% profit during the year ended June 30, 2018 to 412.1% loss during the year ended June 30, 2019.

Operations Center in Israel

Real estate. Profit from operations of the Real Estate segment increased from ARS 3,018 million during the year ended June 30, 2018 to ARS 5,259 million during the year ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) an increase in costs and a decrease in the net gain from fair value adjustment of investment properties.

Telecommunications. Profit from operations of the Telecommunications segment went from a net loss of ARS 4 million during the period ended June 30, 2018 to a net profit of ARS 138 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against to the Argentine peso of approximately 22%, (ii) a decrease in operating expenses, due to increased efficiency measures implemented by Cellcom, and (iii) the growth in the fixed line and television segment.

Corporate. Profit from operations of the Corporate segment went from a net profit of ARS 287 million during the period ended June 30, 2018 to a net loss of ARS 1,058 million during the year ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, and (ii) the positive outcome of Ma'ariv's trial during the previous period.

Others. Profit from operations of the Others segment went from a net loss of ARS 915 million during the period ended June 30, 2018 to a net loss of ARS 817 million during the period ended June 30, 2019. This variation was due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22%, offset by (ii) an increase in the other operating income of Elron and Bartan.

Share of profit / (loss) of associates and joint ventures 2019 vs 2018

The share of profit / (loss) of associates and joint ventures, pursuant to the income statement, increased by 93.4% from a net loss of ARS 3,722 million during the year ended June 30, 2018 to a net loss of ARS 7,200 million during the year ended June 30, 2019 (out of which a loss of ARS 7,050 million derives from the Operations Center in Argentina and a net loss of ARS 150 million from the Operations Center in Israel), Excluding the results from the Operations Center in Israel, the share of profit / (loss) of associates and joint ventures decreased by 113.6%, mainly due to the negative results from the Sales and developments. International and Others segments.

Also, the net share of profit / (loss) of associates and joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), evidenced a decrease of 209.8%, going from a profit of ARS 928 million during the year ended June 30, 2018 to a loss of ARS 1,019 million during the year ended June 30, 2019, mainly due to results from the joint venture Quality Invest S.A. due to lower results in the valuation of investment properties and Puerto Retiro S.A. due to a provision equivalent to 100% of the book value of the plot of land based on the evolution of the judicial actions that affect it.

Operations Center in Argentina

Shopping Malls. In the segment information the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed line by line on a consolidated basis.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed line by line on a consolidated basis.

Sales and developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed line by line on a consolidated basis. The share of profit / (loss) of our associate Manibil S.A., which is disclosed in this line, decreased by ARS 41 million, from a profit of ARS 4 million during the year ended June 30, 2018 to a loss of ARS 37 million during the year ended June 30, 2019.

Hotels. This segment does not present results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates and joint ventures of this segment increased by 16.9%, from a net loss of ARS 4,425 million during the year ended June 30, 2018 to a net loss of ARS 3,679 million during the year ended June 30, 2019, mainly generated by a negative result of our investment in New Lipstick LLC of ARS 3,722 million.

Others. The share of profit / (loos) of associates and joint ventures of the Others segment decreased by 1,299.5%, from a net profit of ARS 193 million during the year ended June 30, 2018 to a net loss of ARS 2,315 million during the year ended June 30, 2019, mainly as a result of a loss from of our investments in Banco Hipotecario S.A. for ARS 2,416 million.

Operations Center in Israel

Real estate. The share of profit / (loss) of associates of this segment decreased from a profit of ARS 158 million during the period ended June 30, 2018 to ARS 37 million during the period ended June 30, 2019 due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) lower results of Mehadrin and PBEL.

Supermarkets. The share of profit / (loss) of associates of this segment is ARS 717 million for the period ended June 30, 2019. It cannot be compared with the nine-month period ended June 30, 2018, as Shufersal deconsolidated on June 30, 2018.

Others. The share of profit / (loss) of associates of this segment went from a loss of ARS 580 million during the period ended June 30, 2018 to a loss of ARS 904 million during the period ended June 30, 2019, due to (i) a real revaluation of the NIS against the Argentine peso of approximately 22% and (ii) a lower result from investments of Epsilon.

Financial results, net

The financial results went from a loss of ARS 39,741 million during the year ended June 30, 2018 to a loss of ARS 14,835 million during the year ended June 30, 2019, this variation is mainly due to:

  -
Positive variation of the net exchange difference that went from a loss of ARS 13,520 million during the year ended June 30, 2018 to a profit of ARS 1,248 million during the year ended June 30, 2019. This variation lies in the fact that in fiscal year 2019 inflation was higher than devaluation (47% vs, 56%, respectively).

  -
Loss from debt swap of DIC for ARS 6,141 million during the year 2018.

  -
Increase in net interest expense that went from a loss of ARS 17,232 million during the year 2018 to a loss of ARS 18,847 million during the year 2019.

Income tax

The Company applies the deferred tax method to calculate the income tax corresponding to the years presented, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of ARS 11,135 million during the year ended June 30, 2018, to a profit of ARS 4,251 million during the year ended June 30, 2019, out of which a profit of ARS 4,501 million derives from the Operations Center in Argentina and a loss of ARS 250 derives from the Operations Center in Israel.

Loss for the year

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, decreased by ARS 71,582, from a profit of ARS 33,211 million during the year ended June 30, 2018 to a loss of ARS 38,371 million during the year ended June 30, 2019, out of which a loss of ARS 36,736 million derives from the Operations Center in Argentina and a loss of ARS 1,635 million from the Operations Center in Israel.

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

●
acquisition of equity interests in companies;

●
payments of dividends; and

●
acquisition of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2020, our Operation Center in Argentina had negative working capital of ARS 24,359 million while our Operations Center in Israel had positive working capital of ARS 86,692 million, resulting in a consolidated positive working capital of ARS 62,333 million (calculated as current assets less current liabilities as of such date).

At the same date, our Operations Center in Argentina had cash and cash equivalents of ARS 7,227 million while our Operations Center in Israel had cash and cash equivalents of ARS 83,132 million, totaling consolidated cash and cash equivalents for ARS 90,359 million.

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their bonds and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

As of June 30, 2020, IDBD had a negative equity, negative operating cash flows and a low credit rating, which circumstance may cast significant doubt about IDBD’s ability to continue operating as a going concern. IDBD’s cash flow required to meet its liabilities, including short-term liabilities is based on the realization of assets wich the realization date is not under IDBD’s control. These assets include the current price of Clal’s shares and the impact thereof on swap transaction deposits and the fact that IDBD shall receive, among others, the proceeds from the sale of private investments which are directly owned by IDBD.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by us representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

As no agreement have been reached with holders of IDBD bonds, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

As of to date, we are analyzing together with our local and international advisors thecourt decision, alternatives and course of action.

The assets and liabilities from the Israel Operations Center have been consolidated line by line in our Audited Consolidated Financial Statements, totaling net assets of ARS 2,006 million  (amount attributable to the controlling shareholder) as of June 30, 2020. In addition, our investment in the Israel Operations Center includes a currency translation adjustment reserve totaling ARS 1,537 million at that date.

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets. Therefore, IRSA's financial risk with respect to the Israeli business center is limited to the values indicated in the preceding paragraph.

On September 13, 2020, IDBD filed a claim against Dolphin Netherlands B.V.and against IRSA in which it sought to require them, together and separately, to pay it a total of NIS 70 million plus linkage differences and interest in accordance with the law. In addition, in tandem with the submission of the lawsuit, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands B.V and IRSA, which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to responed to the petition.

The table below shows our cash flow for the fiscal years ended June 30, 2020, 2019 and 2018:

	Year ended June 30,
	2020	2019	2018
	(in million of ARS)
Net cash flow generated from operating activities	31,113	27,041	20,419
Net cash flow generated from / (used in) investing activities	40,644	11,189	(30,533)
Net cash flow generated from financing activities	(76,125)	(27,754)	(6,163)
Net (decrease) / increase in cash and cash equivalents	(4,368)	10,476	(16,277)

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 31,113 million, of which ARS 2,848 are originated in discontinued operations and ARS 28,265 from continuing operations, mainly due to operating income of ARS 27,023 million, a decrease in trading properties of ARS 930 million and a decrease in trade and other receivables of ARS 7,186 million, partially offset by a decrease in provisions of ARS 1,549 million, a decrease in trade and other payables of ARS 3,528 million and ARS 650 million related to Income Tax paid.

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 27,041 million, of which ARS 6,354 million were originated from discontinued operations and ARS 20,687 million from continuing operations, mainly due to a net operating income of ARS 20,472 million, a decrease in trading properties of ARS 707 million and a decrease in trade and other receivables of ARS 1,975 million, partially offset by a decrease in provisions of ARS 396 million, a decrease in trade and other payables of ARS 1,358 million and ARS 730 million related to Income Tax paid.

 Fiscal year ended June 30, 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of ARS 20,419 million, of which ARS 14,161 million were originated from discontinued operations and ARS 6,258 million from continuing operations, mainly due to a net operating income of ARS 5,611 million, a decrease in trading properties of ARS 1,264 million, an increase in trade and other payables of ARS 1,109 million, partially offset by a decrease in provisions of ARS 513 million and ARS 1,683 million related to Income Tax paid.

Investment activities

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash outflows of ARS 40,644 million, comprised of ARS 2,455 million discontinued activities inflows and ARS 38,189 million continuing operations inflows for the fiscal year ended June 30, 2020, mainly due to (i) ARS 38,080 million arising from disposal of investments in financial assets, (ii) ARS 13,192 million from sales of investment properties, (iii) ARS 6,494 million from decrease in restricted assets, net and (iv) ARS 5,049 million from sales of interest held in associates and joint ventures; partially offset by (v) ARS 14,319 million used in the acquisition of investments in financial assets, (vi) ARS 4,933 million used in the acquisition and improvements of property, plant and equipment and (vii) ARS 4,389 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of ARS 11,189 million, comprised of ARS 6,083 million discontinued activities outflows and ARS 17,272 million continuing operations inflows for the fiscal year ended June 30, 2019. Such net inflows are primarily related to (i) ARS 67,918 million arising from disposal of investments in financial assets and (ii) ARS 8,377 million from sales of interest held in associates and joint ventures; partially offset by (iii) ARS 49,054 million used in the acquisition of investments in financial assets, (iv) ARS 6,430 million used in the acquisition and improvements of investment properties and (v) ARS 5,064 million used in the acquisitions and improvements of property, plant and equipment.

Fiscal year ended June 30, 2018

Our investing activities resulted in net cash outflows of ARS 30,533 million, comprised of ARS 9,065 million discontinued activities outflows and ARS 21,468 million continuing operations outflows for the fiscal year ended June 30, 2018. Such net outflows are mainly related to (i) ARS 4,769 million and ARS 5,165 million used in the acquisition and improvements of investment properties and property, plant and equipment, respectively, (ii) ARS 1,654 million used in the acquisition of intangible assets, (iii) ARS 65,908 million related to the increase of investments in financial assets, (iv) ARS 7,302 million from the net increase of restricted assets; partially offset by (v) ARS 60,417 million arising from disposal of investments in financial assets, and (vi) ARS 1,612 million collected from loans granted.

Financing activities

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 76,125 million, of which ARS 5,548 derive from discontinued operations and ARS 70,577 derive from continuing activities, mainly due to (i) the payment of loans and principal on notes of ARS 68,328 million; (ii) the payment of interest on short-term and long-term debt of ARS 19,154 million, and (iii) ARS 13,071 million from the repurchase of non-convertible notes, partially offset by (iv) an increase in borrowings and issuance of non-convertible notes for ARS 30,670 million.

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of ARS 27,754 million, comprised of ARS 7,455 million discontinued activities inflows and ARS 35,209 million continuing operations outflows for the fiscal year ended June 30, 2019. Such net outflows are mainly related to (i) the payment of loans and principal from notes of ARS 48,724 million; (ii) the payment of interest on short-term and long-term debt of ARS 19,017 million; (iii) ARS 7,378 million from the repurchase of non-convertible notes, and (iv) ARS 7,200 million from the acquisition of non-controlling interest in subsidiaries, in part offset by (v) an increase in borrowings and issuance of non-convertible notes for ARS 47,412 million.

Fiscal year ended June 30, 2018

Our financing activities for the fiscal year ended June 30, 2018 resulted in net cash outflows of ARS 6,163 million, corresponding to ARS 14,636 million continuing activities outflows partially offset by ARS 8,473 million discontinued operations inflows. Such net outflows are mainly related to: (i) the payment of loans and principal on notes of ARS 39,054 million; (ii) the payment of interest on short-term and long-term debt of ARS 15,892 million, (iii) ARS 2,813 million related to dividends paid, and (iv) ARS 1,625 million from the acquisition of non-controlling interest in subsidiaries, in part offset by (v) the increase in borrowings and issuance of non-convertible notes for ARS 38,926 million, and (vi) the net proceeds from disposal of non-controlling interest in subsidiaries of ARS 6,925 million.

Capital expenditures

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, we invested ARS 11,050 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 5,672 million, primarily i) ARS 332 million in buildings and facilities, ii) ARS 3,417 million in communication networks, iii) ARS 1,768 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 14 million, ARS 61 million and ARS 44 million, respectively) and v) ARS 36 million in agricultural establishments; (b) improvements in our rental properties for ARS 2,700 million, out of which ARS 1,906 million derive from our Operations Center in Argentina and ARS 794 million derive from the Operations Center in Israel; (c) the development of properties for ARS 2,678 million.

Fiscal year ended June 30, 2019

During the fiscal year ended June 30, 2019, we invested ARS 18,755 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 7,144 million, primarily i) ARS 110 million in buildings and facilities, ii) ARS 4,599 million in communication networks, iii) ARS 2,371 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 29 million, ARS 14 million and ARS 21 million, respectively); (b) improvements in our rental properties of ARS 1,954 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 9,065 million, mainly in our Operations Center in Israel; and (d) ARS 592 million related to the acquisition of land reserves.

Fiscal year ended June 30, 2018

During the fiscal year ended June 30, 2018, we invested ARS 19,064 million (including ARS 4,729 million from Shufersal, whose assets were deconsolidated due to the loss of control and ARS 747 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 10,561 million, primarily i) ARS 2,725 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) ARS 2,500 million in communication networks, iii) ARS 4,813 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 10 million, ARS 19 million and ARS 11 million, respectively), and v) ARS 483 million related with business combinations (mainly from the acquisition of New Pharm); (b) improvements in our rental properties of ARS 1,917 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 3,489 million, mainly in our Operations Center in Israel; (d) ARS 2,833 million related to the acquisition of land reserves, and (e) ARS 264 million related to business combination.

Indebtedness

 The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2020:

	Operations Center in Argentina	Operations Center in Israel	Total
	(in million of ARS)
Less than 1 year	36,478	41,863	78,341
More than 1 and up to 2 years	1,855	41,062	42,917
More than 2 and up to 3 years	25,936	83,824	109,760
More than 3 and up to 4 years	64	35,576	35,640
More than 4 and up to 5 years	129	32,138	32,267
More than 5 years	22	77,211	77,233
	64,484	311,674	376,158
Financial leases	1	-	1
Total	64,485	311,674	376,159

Operation Center in Argentina	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	25,529
IRSA Commercial Properties’ 2020 Notes(1)	USD	5.00%	140	9,489
IRSA’s 2020 Notes – Series II(2)	USD	11.50%	71	5,289
IRSA’s 2020 Notes – Series I(3)	USD	10.00%	181	9,078
IRSA’s 2020 Notes – Series II(4)	CLP	10.50%	31,502	3,292
IRSA’s 2021 Notes – Series III	ARS	Badlar + 600 bps	353	366
IRSA’s 2021 Notes – Series IV	USD	7.00%	51	3,561
IRSA’s 2022 Notes – Series V	USD	9.00%	9	495
Related Party	ARS	Badlar / 3.8%	6	27
Related Party	USD	From 4.99% to 14.0%	65	223
Bank loans	USD	5.95%	21	1,440
Bank loans	USD	Libor + 1.9%	30	2,324
AABE Debt	ARS	Libor	120	182
Seller financing	USD	N/A	2	165
Others	USD	Libor 1m+2% / 3.5%	7	499
Bank loans	ARS	From 56.5% to 57.5%	97	98
Bank overdrafts	ARS	from 39.00% to 109.00%	-	2,428
Total(5)				64,485

(1)
On September 14, 2020, it was fully canceled.
(2)
On October 22, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription, for more information see “Recent Developments – Exchange Offer- Issuance of Series VIII and IX Notes.”
(3)
On July 20, 2020, it was fully canceled.
(4)
On August 6, 2020, it was fully canceled.
(5)
The credit line between IRSA CP and IRSA for an amount of USD 53.4 million is not shown due because it is eliminated in consolidation.

Operation Center in Israel(1)	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
Non-convertible Notes IDBD Series I	NIS	12.24%	676	13,921
Non-convertible Notes IDBD Series N	NIS	5.93%	851	17,290
Non-convertible Notes IDBD Series O	NIS	4.70%	237	4,780
Non-convertible Notes DIC Series F	NIS	8.62%	1,385	29,941
Non-convertible Notes DIC Series J	NIS	4.52%	1,960	40,844
Non-convertible Notes Cellcom Series H-I-J-K-L	NIS	2.62% -4.46%	3,004	60,259
Non-convertible Notes PBC Series D-F-G-H-I	NIS	2.99% -5.67%	4,052	91,714
Bank loans and others	NIS	from 0.0% to 5.93%	1,868	52,925
Total				311,674
(1)
On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares. As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD”.

Series II Notes (Issued by IRSA)

IRSA’s Notes Class II at 11.50% maturing in 2020 USD71.4 million, which was fully canceled on July 20, 2020.

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of USD360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023.

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

b) IRSA CP may incur at least USD1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

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

For more informarion see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the maturity of this Note would be affected by such measure.

Series I and II Notes

On May 15, 2019, IRSA issued the Note Series I under Argentine law for an amount of USD 96.3 million due on November 15, 2020, at a fixed rate of 10%. The proceeds were mainly used to repay preexisting debt.

On August 6, 2019, IRSA reopened the Note Series I under Argentine law for an amount of USD 85.2 million, at a price of 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Also, on the same date, the Notes Series II denominated in Chilean pesos, under writable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to USD 45 million) at a fixed rate of 10.5% per within 12 months.

On August 6, 2020, Class II denominated in Chilean pesos was fully canceled.

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.69622593 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series VIII, and ii) a par for par exchange of notes Series IX for each Existing Notes presented to the Exchange.

The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 178,458,188, which represents 98.31% acceptance. Considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, the IRSA will proceed to a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation will be USD 3,060,519.

For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

Series III, IV and V (issued by IRSA)

On May 21, 2020, the company issued in the local market a total amount of USD 65.8 million through the following Notes:

●
Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, February 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%).

●
Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VI and VII (issued by IRSA)

As a subsequent event, 2020, on Jul 21, 2020, the company issued in the local market a total amount of USD 38.4 million through the following Notes:

●
Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

Series IV Notes (Issued by IRSA CP)

On September 12, 2017, IRSA CP issued, under Argentine law, the Series IV Notes, for USD140 million, bearing a fixed interest rate of 5.0%, which matures on September 14, 2020.

On September 14, 2020, Class IV was fully canceled.

Communication “A” 7,106

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. Fore more informarion see. “Item 10. Additional Information—D. Exchange Controls.”

Operations Center in Israel

It should be noted that the financial position of IDB and DIC and their subsidiaries in the operations center in Israel does not adversely affect IRSA’s cash flows to satisfy the debts of IRSA.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to be reduced (4.9)% in 2020 and recover 5.4% in 2021. As with the April 2020 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about the fallout from the pandemic. In economies with declining infection rates, the slower recovery path in the updated forecast reflects persistent social distancing into the second half of 2020; greater scarring (damage to supply potential) from the larger-than-anticipated hit to activity during the lockdown in the first and second quarters of 2020; and a hit to productivity as surviving businesses ramp up necessary workplace safety and hygiene practices. For economies struggling to control infection rates, a lengthier lockdown will inflict an additional toll on activity. Moreover, the forecast assumes that financial conditions—which have eased following the release of the April 2020 WEO — will remain broadly at current levels. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

All countries including those that have seemingly passed peaks in infections—should ensure that their health care systems are adequately resourced. The international community must vastly step up its support of national initiatives, including through financial assistance to countries with limited health care capacity and channeling of funding for vaccine production as trials advance, so that adequate, affordable doses are quickly available to all countries. Where lockdowns are required, economic policy should continue to cushion household income losses with sizable, well-targeted measures as well as provide support to firms suffering the consequences of mandated restrictions on activity. Where economies are reopening, targeted support should be gradually unwound as the recovery gets underway, and policies should provide stimulus to lift demand and ease and incentivize the reallocation of resources away from sectors likely to emerge persistently smaller after the pandemic.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. Beyond the pandemic, policymakers must cooperate to resolve trade and technology tensions that endanger an eventual recovery from the COVID-19 crisis. Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and work together to scale up equitably designed carbon taxation or equivalent schemes. The global community must act now to avoid a repeat of this catastrophe by building global stockpiles of essential supplies and protective equipment, funding research and supporting public health systems, and putting in place effective modalities for delivering relief to the neediest.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed a marked reduction of the LELIQ rate from 68% to 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 4,297.1 million in July 2020, which represents a 73.0% decrease as compared to fiscal 2019. Accumulated sales for the first seven months ARS 47,212.0, represent a 45.3% decrease in current terms as compared to the same period last year.

The INDEC reported that, for the eight months ended August 31, 2020, industrial activity in Argentina contracted by 12.5% compared to the same period in 2019. The textile industry accumulated a 35.2% contraction during the first eight months of 2020 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 31, 2020, contracted by 13.2% compared to the same month in 2019.

Regarding the balance of payments, in the second quarter of 2020 the current account superavit reached USD 2,824 million, with USD 4,971 million allocated to the goods and services trade balance, and USD 2,484 million to the net primary deficit, and a surplus of USD 337 million to net secondary income.

During the second quarter of 2020, the financial account showed net outflow of USD 2,514 million, explained by the net acquisition of financial assets for USD 893 million, and net cancellation of liabilities of USD 1,621 million. The sectors that have explained these outflows have been Other sectors for USD 2,433 million and the Government for USD 1,324 million, partially offsetting by the net income of the Central Bank for USD 1,293 million. The international reserves decreased by USD 793 million during the second quarter of 2020.

In local financial markets, the Private Badlar rate in Pesos ranged from 46.69% to 29.69% in the period from July 2019 to June 2020, averaging 40.31% in June 2020 compared to 50.90% in June 2019. As of June 30, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 70.4600 pesos per USD1.00. As of June 30, 2020, Argentina’s country risk increased by 1,660 basis points in year-on-year terms. The debt premium paid by Argentina was 2,495 basis points in June 2020, compared to 380 basis points paid by Brazil and 312 basis points paid by Mexico.

As of October 8, 2020, the Private Badlar rate in Pesos peaked at 29.69%. As of October 8, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 77.10 pesos per USD1.00. As of September 8, 2020, Argentina’s country risk reduced by 683 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,366 basis points as of October 8, 2020, compared to 315 basis points paid by Brazil and 259 basis points paid by Mexico as of that same date.

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

Evolution of Shopping Malls in Argentina

In September 2020, the Consumer Confidence Index (CCI) showed a 2.4% decline compared to August 2020, and a 4.2% decrease compared to September 2019. Shopping mall sales decrease 82.2% in the fiscal 2020 compared to fiscal 2019.

Evolution of Office Properties in Argentina

According to Colliers International, as of June 30, 2020, the A+ and A office inventory decreased compared to 2019 to 1,827,742 sqm. The vacancy rate was steady at approximately 11.2% during the second quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices decreased in the order of USD 24.3 per square meter compared to the previous quarter, and showed the same period last year, which was USD 25.3 per square meter. Theprices for A+ properties were USD 27.39 per square meter for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of USD 33.0. Likewise, the industry reported a 3.0% decreased in rental prices for A properties compared to the first quarter of 2020, reaching an average of USD 22.06 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching USD 30.7 per square meter.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2020, overnight stays at hotel and parahotel establishments were estimated at 0.54 million, 98.2% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. Total travelers who stayed at hotels during June were 0.54 million, a 98.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 97.9% and 99.2%, respectively. The Room Occupancy Rate in June was 89.0%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 98.2%, which represents a sharp decrease compared to June 2019.

E. Off-Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2020:

Payments due by period

As of June 30, 2020
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
	(in millon of ARS)
Trade and other payables	27,059	502	130	239	21	27,951
Borrowings	91,691	57,684	121,324	43,116	123,232	437,047
Purchase obligations	10,933	4,880	3,444	1,806	6,588	27,651
Lease obligations	5,748	903	641	54	1,291	8,637
Derivative financial instruments	103	28	6	-	-	137
Total	135,534	63,997	125,545	45,215	131,132	501,423
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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

Board of Directors

We are managed by a board of directors. Our bylaws provide that our Board of Directors will consist of a minimum of eight and a maximum of sixteen regular directors and the same or less number of alternate directors. Our directors are elected for three-fiscal year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be reelected indefinitely.

Currently our Board of Directors is composed of twelve regular directors and six alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows information about our regular directors and alternate directors as of October 26, 2020:

Name	Date of Birth	Position in IRSA	Date appointed	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2018	2021	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2018	2021	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2019	2022	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2020	2023	1999
Cedric D. Bridger	11/09/1935	Regular Director	2018	2021	2003
Marcos Fischman	04/09/1960	Regular Director	2018	2021	2003
Mauricio E. Wior	10/23/1956	Regular Director	2018	2021	2006
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2020	2023	2007
Oscar Pedro Bergotto	19/07/1946	Regular Director	2019	2022	2019
Demian Brener	20/06/1990	Regular Director	2019	2022	2019
Maria Julia Bearzi	11/15/1975	Regular Director	2019	2022	2019
Liliana L. De Nadai	01/11/1975	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2020	2023	2014
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2019	2022	2008
David Williams	12/07/1955	Alternate Director	2019	2022	2008
Ben Iosef Elsztain	01/16/1997	Alternate Director	2020	2023	2020
Iair Elsztain	03/05/1995	Alternate Director	2020	2023	2020

Oscar Pedro Bergotto, Demian Brener, David Williams, María Julia Bearzi and Liliana De Nadai are independent directors, pursuant to CNV Rules.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the chairman of the board of directors of Cresud - S.A.C.I.F. y A.(“Cresud”), IRSA Propiedades Comerciales S.A. (“IRSA CP”), IDB Development Corporation Ltd, Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress. Mr. Eduardo Sergio Elsztain is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-chairman of Cresud, IRSA CP, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

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

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., and an alternate director of Banco Hipotecario S.A. and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our Directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

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

Maria Julia Bearzi. Ms. Bearzi has a degree in Business Administration from the Universidad Nacional de La Plata. She has a history of more than 15 years working for entrepreneurial development at the Endeavor Foundation. She was responsible for Institutional Development and since 2016 she is the Executive Director of this organization. In addition, for 3 years she was an associate professor of the subject of Entrepreneurial Development at the UMET (Universidad Metropolitana para la Educación y el Trabajo). He led the Entrepreneurship by Endeavor program at the Argentine Catholic University and the UTDT Factory entrepreneurial training course at Universidad Torcuato Di Tella.

Liliana De Nadai. Ms. De Nadai obtained an Accountant degree from the University of Buenos Aires. Since 2003, she has advised various companies such as banks, accounting, tax and money laundering prevention consultants. Throughout his career, he has attended several Professional Practice courses at the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

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

David Williams. Mr. Williams holds a BA in Business Administration from Tufs University and a Juris Doctorate from Georgetown University School of Law. He has focused on cross-border corporate transactions in Latin America for more than 25 years. He specializes in mergers and acquisitions, corporate and project finance, restructuring, corporate governance, and other complex corporate matters.

Ben Iosef Elsztain. Mr. Elsztain studied Social Media at ORT Technical School. He founded and was Commercial Manager of Torch Argentina until 2017. He is also a director of Soluciones de Seguridad Vial S.A as representative of the Israeli Mobileye. He is the son of our chairman Eduardo S. Elsztain and Mariana R. Carmona; brother of Ilan and Iair Elsztain; nephew of Alejandro G. and Daniel R. Elsztain.
Iair Elsztain. Mr. Elsztain is currently studying for a degree in industrial engineering at the UADE Faculty of Engineering. He previously served as general manager at Iaacob House Hostel, he is currently working on the Israel Startup Experience (ISE) Entrepreneurship Project, which offers travel for young people with experience in Israel. He has also interned at Olive Tree Venture Capital (Tel Aviv), an investment fund dedicated to companies in the technology and healthcare industry. Mr. Ilan Elsztain is the son of our chairman, Eduardo Sergio Elsztain and Mariana R. Carmona, brother of Ilan and Ben Iosef Elsztain, nephew of Alejandro Gustavo Elsztain.

Employment Contracts with certain members of our board of Directors

Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Daniel Ricardo Elsztain and Fernando Elsztain are employed by the Company under the Labor Contract Law No. 20,744. In addition, our alternate director Gastón Armando Lernoud provides services to us under the corporate services agreement. Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, and suspension and termination of the contract.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of our Board of Directors. The current members of the Executive Committee are Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Elsztain, Daniel Ricardo Elsztain and Fernando Elsztain, as regular members. The Executive Committee meets as needed by our business, or at the request of one or more of its members.

The Executive Committee is responsible for the management of the daily business pursuant to the authority delegated by our Board of Directors in accordance with applicable law and our bylaws. Pursuant to Section 269 of the Argentine Corporations Law No. 19,550, as amended (the “Argentine Corporations Law”), the Executive Committee is only responsible for the management of the day-to-day business. Our bylaws authorize the Executive Committee to:

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

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by our Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Operating Officer	2012
Matías I. Gaivironsky	02/23/1976	Chief Administrative and Finance Officer	2011
Jorge Cruces	11/07/1966	Chief Investment Officer	2020

For a biographical description of Eduardo S. Elsztain, Daniel R. Elsztain please see “—Board of Directors.” The following is a description of each of the members of our senior management who are not directors:

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

Jorge Cruces. Mr. Jorge Cruces serves as Chief Investment Officer and additionally is Director of TGLT. He has been Manager of Urban Development at Banco Hipotecario SAS.A. He is a member of the Board of Directors of the Business Chamber of Urban Developers. In relation to academics, he is Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an Architect graduated from the University of Belgrano with master’s degrees in Business Administration, mentions in Finance and Strategic Administration.

Supervisory Committee

Our Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our bylaws and resolutions adopted at the shareholders’ meetings. The members of our Supervisory Committee are appointed at our annual general ordinary shareholders’ meeting for a one-fiscal year term. Our Supervisory Committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law must meet at least every three months.

The following table shows information about the members of our Supervisory Committee, who were elected at the annual ordinary shareholders’ meeting, held on October 26, 2020:

Name	Date of Birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Regular Member	2021	1992
Marcelo H. Fuxman	11/30/1955	Regular Member	2021	1992
Noemí I. Cohn	05/20/1959	Regular Member	2021	2010
Roberto D. Murmis	04/07/1959	Alternate Member	2021	2005
Ariela Levy	07/08/1979	Alternate Member	2021	2020
Paula Sotelo	08/10/1971	Alternate Member	2021	2020

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, IRSA CP, Hoteles Argentinos S.A.U., Inversora Bolívar S.A. and Banco Hipotecario S.A., among others.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committees of Cresud, IRSA CP, Inversora Bolívar S.A. and Banco Hipotecario S.A., among others.

Noemí Ivonne Cohn. Ms. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Ms. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the supervisory committees of Cresud and IRSA CP, among others.

Roberto D. Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committees of Cresud, IRSA CP, Futuros y Opciones.Com S.A. and Llao Llao Resorts S.A., among others.

Ariela Levy. Mrs. Levy obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados an accounting firm member of Nexia International, a global network of accounting and consulting firms. Mrs. Levy is a member of the supervisory committees of BACS Administradora de Activos S.A. SGFCI and IRSA CP, among others.

Paula Sotelo. Ms. Sotelo obtained a degree in accounting from Universidad de Buenos Aires. She is a Director of the Audit department of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, Ms. Sotelo worked for KPMG in Argentina and also New York.

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

Audit Committee

In accordance with currently established by the Capital Market Law No. 26,831, its regulatory decree 1,023 and the CNV Regulations the Board of Directors has an Audit Committee. The main function of this committee is to assist the Board of Directors in: (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, and disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) behavior and ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and competence of independent auditors, (vii) performance of our internal audit duties both by our Company and the external auditors and (viii) it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions.

In accordance with the provisions of the Capital Markets Law No. 26,831 and the CNV’s Rules, our Audit Committee is made up by three Board members who qualify as independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Oscar Pedro Bergotto, Liliana De Nadai and Maria Julia Bearzi.

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

At our annual ordinary shareholders meeting held on October 26, 2020, the shareholders agreed to pay an aggregate compensation of ARS 71million to all the members of the board of directors for the fiscal year ended June 30, 2020.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management of the Operations Center in Argentina for the fiscal year ended June 30, 2020 was ARS 47.7 million.

The aggregate compensation to the Senior Management of the Operations Center in Israel for the year ended June 30, 2020 amounts to ARS 150 million.

Supervisory Committee

The shareholders meeting held on October 26, 2020, approved by majority vote the payment of fees to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2020 for an aggregate amount of ARS 1,575,000.

Audit Committee

The shareholders meeting held on October 26, 2020, approved by majority of votes a budget of ARS 549,000 for the eventual hiring of advisors / consultants and trainings.

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

Contribution expense was ARS 23 million and ARS 50 million for the fiscal years ended June 30, 2019 and 2018, respectively. Employee contributions are held in a mutual fund. Contributions we make on behalf of our employees are held temporarily in a company account until the trust is set up. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan intended Jurisdiction of the City of Buenos Aires, Court 24, issued to the beneficiaries of the plan are allocated.

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

  D. Employees

Operations Center in Argentina

As of June 30, 2020, we had 1,496 employees. Our employees of the segments non relating to our Shopping Mall and Offices had 11 employees. Our Shopping Malls segment had 784 employees, including 365 under collective labor agreements. Our Hotels segment had 701 employees, with 560 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2020	2019	2018
Development and Sale of Properties and Other Non-Shopping Mall Businesses(1)	11	12	31
Shopping Malls and Offices(2)	784	865	928
Hotels(3)	701	832	812
Total	1,496	1,709	1,771
(1) As of March 2019, we were no longer administrators of Consorcio Libertador S.A. and Consorcio Maipu 1300 S.A.
(2) On December 2018, the concession of the Buenos Aires Design shopping mall ended.
(3) Includes Hotel Intercontinental, Sheraton Libertador and Llao Llao.

Operations Center in Israel

The following table shows the number of employees as of June 30, 2020 of our Operations Center in Israel divided by company:

	As of June 30,
	2020	2019	2018
IDBD	-	1	1
DIC	32	39	39
Shufersal(1)	14,800	15,762	15,155
Cellcom	2.961	3,901	3,988
Elron	11	13	13
Epsilon	45	45	50
IDBD Tourism	637	615	855
Modiin	4	1	1
PBC(2)	223	552	614
Mehadrin(3)	457	-	-
(1) Includes employees from Gidron and New-Pharm.
(2) Includes Gav-Yam’s, Ispro’s, Nave’s, Hon’s y Mehadrin’s employees.
(3) In 2019 and 2018 included in PBC

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2020.(2)

Share ownership
Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	365,058,886	63.1%
Saúl Zang	Vice-Chairman I	22	0.0%
Alejandro G. Elsztain	Vice- Chairman II	2,279,357	0.4%
Fernando A. Elsztain	Regular Director	-	-
Carlos R. Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos M. Fischman	Regular Director	-	-
Mauricio E. Wior	Regular Director	-	-
Mario Blejer	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel R. Elsztain	Regular Director	99,890	0.0%
María Julia Bearzi	Regular Director	-	-
Damian Brener	Regular Director	-	-
Oscar Pedro Bergotto	Regular Director	-	-
Liliana De Nadai	Regular Director	-	-
Gaston A. Lernoud	Alternate Director	4,782	0.0%
Enrique Antonini	Alternate Director	-	-
Gabriel A. G. Reznik	Alternate Director	-	-
David Williams	Alternate Director	-	-
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	43,150	0.0%
Jorge Cruces	Chief investment Officer	18,930	0.0%
Supervisory Committee
José D. Abelovich	Member	-	-
Marcelo H. Fuxman	Member	-	-
Noemí I. Cohn	Member	-	-
Gastón Gabriel Lizitza	Alternate member	-	-
Roberto D. Murmis	Alternate member	-	-
Alicia G. Rigueira	Alternate member	-	-

(1)
Includes (i) 356,913,421 common shares beneficially owned by Cresud and ii) 2,188,790 common shares owned by Helmir and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A.
(2)
On October 26, 2020, Irsa’s annual meeting of shareholders was held. For more information see section “Directors and Senior Management”.

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

	Share Ownership as of June 30, 2020
Shareholder	Number of Shares	Percentage (2)
Cresud (1)	359,102,211	62.1%
Directors and officers (excluding Eduardo Elsztain)	2,446,131	0.4%
ANSES	25,914,834	4.5%
Total	387,463,176	67.0%
(1)
Eduardo S. Elsztain is the beneficial owner of 176,560,853 common shares of Cresud, representing 35.2% of its total share capital, which include (i) 73,372,351 common shares beneficially owned by IFISA, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 103,087,210 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 100,352 common shares directly owned by Mr. Eduardo S. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.1% of our common shares by virtue of his investment in Cresud of 359,102,211 common shares and in Consultores Venture Capital Uruguay S.A. of 5,956,675 common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the BYMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”
(2)
As of June 30, 2020, the number of outstanding common shares was 578,676,460.

Changes in Share Ownership

Shareholder (3)	June 30, 2020 (%)	June 30, 2019 (%)	June 30, 2018 (%)	June 30, 2017 (%)	June 30, 2016(%)
Cresud (1)	62.1	62.1	63.4	63.4	63.4
Directors and officers (2)	0.4	0.5	0.2	0.2	0.2
ANSES	4.5	4.5	4.5	4.5	4.5
Total	67.0	67.1	68.1	68.1	68.1

(1)
Eduardo S. Elsztain is the beneficial owner of 176,560,853 common shares of Cresud, representing 35.2% of its total share capital, which include (i) 73,372,351 common shares beneficially owned by IFISA, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 103,087,210 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 100,352 common shares directly owned by Mr. Eduardo S. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.1% of our common shares by virtue of his investment in Cresud of 359,102,211 common shares and in Consultores Venture Capital Uruguay S.A. of 5,956,675 common shares.
(2)
Includes only direct ownership of our directors and senior management.
(3)
As of June 30, 2020, the number of outstanding common shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2020, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2020, there were approximately 35,106,175 Global Depositary Shares (representing 351,061,750 of our common shares, or 60.7% of all or our outstanding common shares) held in the United States by approximately 19 registered holders.

B. Related Party Transactions

A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to: (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any person described in clause (a) is interested; or (c) any person who is connected or related to any person described in clause (a).

Offices and Shopping Mall Leases

We rent office space for our executive offices located at the Intercontinental Plaza tower at Moreno 877 floor 24, City of Buenos Aires, Argentina which IRSA CP has owned since December 2014. We also rent an office space that IRSA CP owns at the Abasto Shopping Mall.

The offices of Eduardo S. Elsztain, the chairman of our board of directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been rented to a company controlled by family members of Mr. Elsztain and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

In addition, we, Cresud, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by IRSA CP in different buildings.

Furthermore, we also lease various stores, stands, storage space or advertising spaces in IRSA CP’s shopping malls to third parties and related parties such as Banco Hipotecario S.A.

Lease agreements entered into with affiliates have included similar provisions and amounts to those included in agreements with unaffiliated third parties.

On August 29, 2019, DIC’s Audit Committee approved entering into an agreement with IDBD, PBC, Gav-Yam and Elron to divide the uses and expenses at the joint offices to which the companies would move their offices in the ToHa project on Totzeret Ha’aretz Street in Tel Aviv, pursuant to a tenancy agreement that the companies entered into with Gav-Yam and Amot Hashkaot Ltd. for the tenancy of offices and parking spaces for the period beginning July 1, 2019, and ending upon the expiration of 15 years or upon the expiration of the two option periods (of five years each).

Agreement for the Exchange of Corporate Services with Cresud and IRSA CP

Considering that each of Cresud, IRSA CP and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, Cresud, IRSA CP and we entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The goal of the Framework Agreement is to increase efficiency in the distribution and deployment of corporate resources and reduce operating costs. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources; Administration and Finance; Planning; Institutional Relations; Compliance; Shared Services Center; Safety; Legal Affairs – Corporate; Technical; Infrastructure and Services; Purchases and Hiring; Proceedings and Permits; Corporate Environment and Quality; Investments; Rental Offices; Bolívar; Real Estate Business Board of Directors to be Distributed; Attorneys-in–Fact; General Management Department to be Distributed; Board of Directors’ Safety; Real Estate Business Management; and Real Estate Business Human Resources and Accounting and Reporting.

Annually, a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegated the review to an external consultant. The operations described above allow Cresud, IRSA CP and us to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at our subsidiaries, Nuevas Fronteras S.A., Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary), Oscar Marcos Barylka (Director) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, IRSA CP, Cresud and other related companies.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA, whereby 3,800 square meters of the developed area at Abasto Shopping Mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such space and its respective obligations to Fundación Museo de los Niños. On November 29, 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños is a non-profit institution created by the founders of Fundación IRSA and its members are the same as those of Fundación IRSA.

Fundación Museo de los Niños has used these spaces to set up Abasto Shopping Mall and Museo de los Niños and Rosario, two interactive learning centers intended for children and adults. The agreements described above establish that the payment of common charges and direct expenses related to the services performed by these spaces must be borne by Fundación Museo de los Niños.

Borrowings

In the ordinary course of our business, we enter into loan agreements or credit facilities with related companies. The loans under these loan agreements and credit facilities accrue interest at prevailing market rates.

Credit Line Granted by IRSA CP

On April 1, 2019 as amended on May 13, 2020, IRSA CP granted a line of credit to us and our subsidiaries that do not consolidate with IRSA CP in a principal amount up to USD 180,000,000 on the following terms: (1) the credit line may be funded in U.S. dollars or in Pesos; (2) up to three year term to maturity, not extendable without our consent; and (3) interest payable: (i) for U.S. dollar funded, at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled, at an interest rate equal to the yield on local bonds issued by us plus 50 basis points, and (ii) for pesos funded, at Badlar rate olus 9.625%. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance, or from unrelated third parties in secondary market transactions.

Legal Services

We receive legal services from Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our board of directors and those of certain related companies. See “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Purchases and sales of properties

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arm’s-length basis with unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Investment Properties Sold to IRSA CP

On November 1, 2018, we sold to IRSA CP 14,213 square meters of gross leasable area of the building “Catalinas” in the City of Buenos Aires, Argentina.

The Catalinas building will consist of a total of 35,208 square meters of gross leasable area including 30 office floors and 316 underground parking spaces, and is currently under construction. The purchase price of the sale was USD 60,305,674. In previous transactions, we had sold 16,194 square meters of gross leasable area in the Catalinas building to IRSA CP. Our Audit Committee approved the sale to IRSA CP.

Investment in Dolphin Netherlands B.V.

We had invested approximately in Dolphin Netherlands B.V. through our subsidiaries. Dolphin Fund Ltd is an investment fund controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands B.V. is incorporated in the Netherlands and is a subsidiary of Dolphin Fund Ltd. Such investment was made in order to carry out our investment in IDBD. We agreed with Dolphin Netherlands B.V. not to pay any fee to Dolphin Fund Ltd related to this investment.

Loan between Dolphin Netherlands B.V. and IDBD

Dolphin Netherlands B.V. has granted a series of subordinated loans to IDBD, which have the following characteristics: (i) they are subordinated, including in the case of insolvency, to all current or future debts of IDBD; (ii) they will be reimbursed after payment of all the debts to their creditors; (iii) they accrue interest at a rate of 0.5%, which is added to the amount of the principal and will be payable only on the date the subordinated debt is repaid; (iv) Dolphin Netherlands B.V. will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin Netherlands B.V. has the right, at its own discretion, to convert the debt balance into IDBD shares, in whole or in part, including the accrued interest; and (vi) should Dolphin Netherlands B.V. opt to exercise the conversion of the debt into shares, the debt will be converted on a basis so that Dolphin Netherlands B.V. will receive IDBD shares according to a share price that will be 10% less than the average market price over the 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, the price will be determined in accordance with an average of three valuations made by external or independent experts, who shall be chosen by mutual consent and, in the event of a lack of mutual consent, they will be chosen by the President of the Institute of Certified Public Accountants in Israel.

On August 30, 2019, our Board of Directors approved the subscription of a commitment with Dolphin Netherlands B.V. to make capital contributions of up to NIS 210,000,000, according to a schedule of commitments made by Dolphin Netherlands B.V. between September 2019 and September 2021 with IDB Development Corporation Ltd.

Dolphin Netherlands B.V. has agreed to make contributions in IDBD (subject to the occurrence of certain events) on the following terms: (i) NIS 70,000,000 was contributed immediately; (ii) NIS 70,000,000 to be contributed by September 2, 2020 and (iii) NIS 70,000,000 to be contributed by September 2, 2021. According to the agreement between Dolphin Netherlands B.V. and IDBD, those contributions may be considered as capital contributions resulting in the issuance of new IDBD shares in favor of Dolphin Netherlands B.V. or may be granted in the form of a subordinated loan. As a subsequent event, on September 7, 2020, the Company reported that, regarding the capital contributions committed for September 2, 2020 and 2021, it considers that there are doubts regarding the fulfilment of the previous conditions established to make said contributions. Therefore, it has resolved not to make the corresponding payment for this year.

Loan between Dolphin Netherlands and Yad Leviim Ltd.

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

Acquisition of DIC Shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of DIC for NIS 100 million (approximately USD 26.6 million), equivalent to the 6.3% of the outstanding shares of DIC. In March 2017, such shares were transferred to Dolphin Netherlands B.V., who then transferred them to Dolphin IL Investment Ltd.

In August 2017, Dolphin Netherlands B.V. made a non-binding offer to acquire all the remaining shares of DIC held by IDBD through a subsidiary of ours. In September 2017, IDBD announced that, after negotiations with the DIC Independent Committee, such non-binding offer was accepted. On November 22, 2017, through Dolphin IL Investment Ltd., we acquired all the remaining shares of DIC owned by IDBD. The transaction price was approximately NIS 16.6 per share, which includes the payment of NIS 70 million in cash by Dolphin IL Investment Ltd. to IDBD. The consideration to be paid by Dolphin IL Investment Ltd. was financed by IDBD, with guarantee of the shares purchased, without any recourse to us, for five years, with possibilities of extension for three additional years in installments of one year each, which will accrue interest at an initial rate of 6.5% per year, which will increase by 1% per year in case of extension. Additionally, guarantees IDBD, to holders of IDBD bonds and their creditors through pledges of different priorities over the DIC shares that were the subject of the acquisition. In addition, a first priority pledge of 9,636,097 (equivalent to 6.8%) of the shares of DIC held by Dolphin IL Investment Ltd. was granted in favor of IDBD and a second priority pledge of such shares was granted in favor of IDBD’s creditors.

This transaction had no effect on our consolidation structure and was accounted for as an equity purchase generating a reduction in the attributable equity to Dolphin Netherlands B.V. of ARS114 million. The proposal was approved by the Committee of Independent Directors formed for the purposes of this transaction and our Audit Committee. Our Audit Committee was consulted pursuant to Section 72 of the Capital Markets Law, and issued an no objection opinion regarding this transaction.

In July 2018, Tyrus S.A. (a wholly-owned subsidiary of IRSA) acquired 2,062,000 shares of DIC at a price of NIS 9.70 per share.

Assignment of Shares of Cellcom

On January 22, 2018, DIC assigned, pursuant to a loan agreement, 5% of the shares of Cellcom (the “Assigned Shares”) to two of its affiliates, in equal parts (the “Israeli Shareholders”). The assignment was effective until December 31, 2018 and it is automatically extended for consecutive one-year terms until the loan agreement is terminated. DIC has the right to terminate the loan agreement at any time and receive all or part of the Assigned Shares. The Israeli Shareholders cannot transfer the Assigned Shares without the consent of DIC. Pursuant to the loan agreement, the Israeli Shareholders have the right to appoint 10% of Cellcom’s directors. The Israeli Shareholders and the designated director(s) will vote with DIC on all resolutions and the economic rights of such shares will remain in the possession of DIC. The Assigned Shares are pledged in favor of DIC.

Transfer of Tax Credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 30 to our Audited Financial Statements.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our Audited Consolidated Financial Statements.

Legal or Arbitration Proceedings

Legal Proceedings

Set- forth below is a description of certain material legal proceedings to which we are a party. The company is not a party to any significant litigation or arbitration and we are not aware of any significant litigation or claim that is pending or imminent against the company outside of what is described below.

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

In 1991, Indarsa had purchased 90% of Tandanor, a former government-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares, divided into two parcels: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of USD18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the price for its purchase of the stock of Tandanor, and as a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

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

Currently Puerto Retiro S.A., has a plot of 8.3 hectares, which is affected by a zoning regulation defined as U.P. that prevents the property from being used for any purpose other than strictly port activities. The Company was involved in a bankruptcy extension lawsuit initiated by the National Government, to which the Board is totally alien. La Gerencia y los asesores legales del Grupo, estiman que existen argumentos técnicos legales suficientes para considerar que el pedido de extensión de quiebra será rechazado por el tribunal. Sin embargo, dado el estado actual de la causa, la resolución es incierta.

In the context of the criminal case, the complaining party denounced puerto Retiro S.A.'s failure to comply with the precautionary measure decreed at criminal headquarters consisting in the prohibition of innovating and contracting with respect to the property subject to civil action. Following this complaint, Tribunal Oral Federal No. 5 formed an incident and ordered and executed the closure of the property where the location contracts (a helipad and a mooring) were being fulfilled in order to enforce the above measure. A raíz de dicha circunstancia, se tomó conocimiento de que las actuaciones se giraron a la Cámara Penal para la asignación de juzgado para que se investigue la posible comisión de un delito de desobediencia. A la fecha de emisión de los presentes estados financieros no ha habido novedades sobre el avance de esta causa

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Directorate of Puerto Retiro has decided to record in the 2019 financial year a forecast equivalent to 100% of the book value of its investment property, without prejudice that it will reverse in case of finally obtaining a favorable judgment in the actions brought.

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

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1”. This Court’s verdict is not final, as it is subject to further appeals Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

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

On 21 February 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

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

On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires ("GCBA") and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined "especially and preferably to the generation of new landscaped green spaces". Consequently, it was resolved that the GCBA must issue an administrative act that provides for thisassignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. ("Arcos") must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

Against that judgment, an appeal for local unconstitutionality was filed on March 11, 2019 and a federal extraordinary appeal on March 15, 2019. After the relevant transfers were made, the Chamber decided to reject the appeal for unconstitutionality raised, which is why on May 29, 2019, a complaint was lodged due to an appeal of unconstitutionality denied. Said appeal is pending before the Superior Court of Justice of the City of Buenos Aires. On June 10, 2019, said the Court urged Arcos to accompany additional documentation. This documentation consists of provisions dictated by different departments of the Government of the City of Buenos Aires. Such intimation was fulfilled in a timely manner.

Due to all of the foregoing, the Company's legal advisors consider that, although the outcome of the complaint is still uncertain, even if it is unfavorable, there is a low probability that the demolition of the works carried out in the Property is definitively ordered.

Caballito

On July 20, 2020 IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA CP for an aggregate amount of ARS 3.7 million, plus an added amount, provisionally estimated, of ARS 0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In thefirst instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA CP is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for ARS 36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

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

On December 3, 2009, IRSA CP filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA CP’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction had to be notified. In December, 2010 the transaction was filed with the Argentine Antitrust Authority. On October 31, 2016 the transaction was approved by the Argentine Antitrust Authority by Resolution No 322, as a result of that this legal proceeding was concluded.

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

On August 23, 2011, IRSA CP notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NARSF, the transaction involved the direct acquisition of 33.33% of NARSF and 16.66% through our controlled vehicle Torodur S.A. On November 18, 2014 the transaction was approved by the Argentine Antitrust Authority by Resolution No 235, as a result of that this legal proceeding was concluded.

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

Operations Center in Israel

As of the date of this Annual Report, we are analyzing together with our local and international advisors the judicial decision, alternatives and course of action. For more information see “Recent Developments - Corporate Information: IDBD”.

Litigation against IDBD

In recent years, there has been a tendency to initiate class actions and social liability actions in the field of corporate and securities law in Israel. Considering these issues and the financial position of IDBD and its structure of corporate participation, claims for significant amounts could be filed against IDBD, including in relation to its financial position and cash flow and the operations that were carried out or were not completed, including in relation to the arguments and claims of the majority shareholders that took place in IDBD.

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company’s Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development (“IDB Development’s bonds (Series 14)”) approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that the good of the company and all its creditors is to exhaust the negotiations with the controlling shareholder and its creditors during a short interim period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, the Court enacted the insolvency and liquidation of IDBD and appointed a trustee for its shares and the appointment of a custodian over the shares of DIC and Clal. For more information, refer to “Recent Developments Corporate Information: IDBD” Arbitration proceedings relating to the acquisition of control in IDBD.

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

Alongside these aspects, during 2015 amendments were made to reflect a significant reform in the field of approving an insurance program, which allows Israeli authorities, under certain conditions, to order the insurer to stop introducing an insurance policy or to order an insurer to make a change to an insurancepolicy, even with regard to policies that have already been marketed by the insurer. It is not possible to foresee to what extent insurers are exposed to claims in connection with the provisions of the policy, the manner of implementing Israeli authorities’ powers pursuant to the insurance policy reform and its implications, which may be raised by means of a procedural mechanism provided in the Israeli Class Actions Law.

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

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court is also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). DIC hold that such allegations are meritless and will vigorously defend this motion.

Legal proceedings relating to IDBD liquidation and the receivership over DIC shares

On September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (the “Court”) on the subject of the granting of an order for the opening of proceedings by the Trustee for the holders of the IDBD's Debentures (Series 9). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for IDBD pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (the “Law”); to instruct the appointment of a trustee for IDBD pursuant to Section 33 of the Law and to afford him the authorities that are determined in Sections 41 – 56 of the Law, whilst expropriating the authorities that are held by the IDBD’s bodies pursuant to Section 43 of the Law, and also to give the trustee all of the other authorities that are required for the purpose of the execution of his role pursuant to the provisions of the Law;To give any appropriate and required remedy in the circumstances of the case pursuant to the Court's judgment.

On September 25, 2020 the Court issued a judgement pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and the Court determined that the trustee’s authorities will be as specified in sections 41 - 56 of the Law. The Court also appointed temporary receivers for the DIC shares constituting approximately 70.2% of the issued share capital of DIC, which are pledged in favor of the holders of IDBD’s debentures (Series 14), and other temporary receivers for the assets which are pledged in favor of the holders of IDBD’s debentures (Series 15) (which are, approximately 5% of the issued share capital of Clal and the consideration in respect of additional 3.5% of Clal shares)

On October 12, 2020, the Court ruled that the trustee appointed for IDBD, shall be appointed as temporary receiver for DIC shares constituting approximately 12% of the issued share capital of DIC, which are pledged in favor of IDBD (the Court determined in its decision that the trustee’s appointment is also subject to the approval thereof by the Ministry of Communications).

On October 13, 2020, the Court accepted the appointment of the temporary receivers for the assets which are pledged in favor of the holders of IDBD’s debentures (Series 14), as permanent receivers (the “Permanent Receivers”).

On October 14, 2020, the Court approved the petition of the Permanent Receivers to publish an invitation for the submission of offers for the purchase of the Permanent Receivers' shares (approx. 70% of DIC’s issued share capital), which invited the offerors to also include an offer for the purchase of the trustee's shares (i.e.- approx 12% of DIC’s issued share capital), without this constituting a condition for the submission of an offer for the purchase of the receivers' shares.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2020	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2020	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting(1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting(1)
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2018	3,776.7	65.6517	1,400.0	24.3365
2019(2)	-	-	-	-
2020(3)	-	-	-	-
(1)
The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.
(2) Dividend in kind paid in IRSA CP shares. Dividend per share: 0.01109 shares of IRSA CP per share of IRSA.
(3) Dividend in kind paid in IRSA CP shares. Dividend per share: 0.004046 shares of IRSA CP per share of IRSA.

Our 2020 annual meeting of shareholders was held on October 26, 2020 and it was decided, among others, a payment of a dividend on shares of IRSA CP for up to ARS 484 million. For more informtion see “Recent Development.”

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2020	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2020	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting(1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting(1)
	(in thousands of ARS)	(ARS)	(in thousands of ARS)	(ARS)
2018	1,834,406	14.5572	680,000	5.3962
2019	1,007,548	7.9955	545,000	4.3249
2020	731,016	5.8011	595,000	4.7217
(1)
The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.

At IRSA CP’s shareholders’ meeting held on October 26, 2020, was approved a payment of a dividend in for up to ARS 9,700 million which will be made available to the shareholders on November 25, 2020. For more information see “Recent Development”.

Central Bank authorization is required for the transfer of profits and/or dividends outside of Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

B. Significant Changes.

Shareholders’ meeting: Our 2020 annual meeting of shareholders was held on October 26, 2020 and it was decided, among oters:

(1) It was approved by a majority of votes (i) to allocate 5% of the income for the fiscal year, amounting to ARS 582,491,469.36, to the legal reserve; (ii) to distribute the amount of ARS 484,000,000 (four hundred and eighty four million Argentine pesos), as dividends payable in shares of IRSA Propiedades Comerciales S.A., a Company’s subsidiary, to the shareholders ratably according to their shareholding interests; (iii) to allocate the balance to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company within the next fiscal years; and (iv) to delegate to the Board of Directors the power to implement the payment to the shareholders within the terms set forth in the applicable laws, and to apply for and implement the payment of such dividends to the ADR holders.

(2) Appointment of regular directors and alternate directors for a term of three fiscal years. See “ITEM 6. Directors, Senior Management and Employees”;
(3) The meeting approved by majority of votes the sum of ARS 71,450,320 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020 and (i) to allocate and distribute such compensation in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.
(4) The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019 as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide that 1% (one per cent) allocated to such plan to be calculated based on the capital outstanding as of the time of implementation and/or execution of the plan, be paid in with reserves – thus allocating such shares as bonus to the beneficiaries of the plan- and/or paid in with contributions made by the beneficiaries, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26,831.
(5) The meeting approved by majority of votes a compensation of ARS 23,498,908 payable to certifying accountant for the fiscal year ended June 30, 2020.
(6) The meeting approved by majority of votes a budget of ARS 549,000 for the eventual hiring of advisors / consultants and trainings.

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

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2020, there were approximately 5,223 holders of our common shares.

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

The Capital Markets Law, as currently in effect, sets forth, the following key goals and principles:

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

●
Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

●
Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

●
Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

●
Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

●
Allows foreign entities to participate in all shareholder meetings through authorized agents.

●
Establishes guidelines to set the offer price in a mandatory tender offer.

●
Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA(1)

	As of June 30,
	2020	2019
Market capitalization (in billions of ARS )	2,252	9,099
Average daily trading volume(2) (in millions of ARS )	1,528	1,252
Number of listed companies(3)	89	96
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

As of June 30, 2020, approximately 89 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 44.9% increase in calendar year 2016, a 77.7% increase in 2017, 0.8% increase in 2018, 39.6% increase in 2019. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Voting rights and staggered elections

Our stock capital is composed by book-entry common shares with face value of ARS 1 per share and entitled to one vote each. All directors and alternate directors are elected for a three-year term.

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

●
the sum established by the shareholders’ meeting as remuneration of the Board of Directors and the Supervisory Committee; anddividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders determine at the shareholders’ meeting.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in July 2015 by the IGJ as amended, set forth certain requirements for foreign entities registered with the IGJ. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law No. 19,550), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the main activities of the foreign company registered under the terms of Section 118 or 123 of the Argentine Corporate Law are developed or the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporation Law No. 19,550. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirementsmay be subject to the following sanctions: the IGJ may not register corporate decisions adopted by the Argentine Company when its foreign shareholder votes as a shareholder. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes.

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

On the shareholder’s meeting held on October 29,2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Ninth, adapting the wording of such section to the new regulations applicable to the Tender Offers (Law 26,831 as amended) (iii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iv) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending of approval by the Public Registry of the City of Buenos Aires.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments, and Our Indebtedness.

D. Exchange Controls

On September 1, 2019, the Argentine government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On January 3, 2020, the Argentine government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019. A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 6,844/2019, as amended, issued by the Central Bank on December 6, 2019. On December 27, 2019 and December 30, 2019, the Central Bank issued Communications “A” 6,854/2019 and “A” 6,856/2019, respectively, pursuant to which the exchange control regulations found in Communication “A” 6,844/2019 remain effective after December 31, 2019. A brief summary of the exchange control regulations in force as of the date of this Form 6-K is set forth below.

Exports of Goods

Exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019. For operations with related parties and exports of certain goods, the regulations provide that exporters have 15 days from the time the export cleared customs, to settle the proceeds from such exports (i.e., convert the proceeds from the exports from foreign currently into Argentine pesos) in the foreign exchange market. For all other transactions, exporters have 180 days from the date the export cleared customs, to settle the proceeds from such exports in the foreign exchange market.

Sale of Non-Financial Assets

Proceeds in foreign currency from the sale of non-financial assets must be repatriated and settled in pesos in the foreign exchange market within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Exports of Services

Exporters of services must repatriate, and settle in pesos through the foreign exchange market, the proceeds from their exports within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Imports of Goods and Services

Importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services. Importers are exempt from such requirement for due or overdue payments in connection with the import of goods provided by non-resident related companies when such payments do not exceed the equivalent of USD 2 million per month per resident importer.

Foreign Assets

Prior authorization from the Central Bank is required for the acquisition of foreign assets (e.g., purchase of foreign currency, among others) and for derivative transactions by Argentine companies, Argentine local governments, Argentine mutual funds, trusts and other Argentine entities. Individuals must request authorization when the value of such assets exceed USD 200 (in the case of withdrawals from Argentine bank accounts) or USD 100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must repatriate and settle in the foreign exchange market the proceeds from financial indebtedness incurred after September 1, 2019, as a condition for accessing the foreign exchange market to make debt service payments thereunder. Subject to compliance with requirements set forth in the regulations, access to the foreign exchange market will be granted for the repayment of principal or interest up to three business days in advance of the due date.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until October 31, 2020, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty.

Additionally, Communication “A” 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount up tp 40% of maturities and companies must refinance the rest for a term of at least 2 years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 1,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401.

Outgoings

Outflow of funds

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the Central Bank; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

The Central Bank Communication “A” 7,030 also establishes the prior approval of the Central Bank to carry out any outflow of funds through the foreign exchange market from May 29, 2020 onwards, with some exceptions.

In addition, Communication “A” 7,030, as amended, established the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

(a) All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to USD 100,000 (with some exceptions, expressly provided for by the regulation).

(b) Undertakes to settle in pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

Securities trading

Central Bank Communication “A” 7,106 established that non-residents will not be able to arrange sales of securities with settlement in foreign currency, except for sales of securities that have been acquired in Argentina with liquidation in foreign currency from September 16, 2020 and have remained in the non-resident’s portfolio for a period not less than a year.

Nevertheless, this would not prevent non-residents from transferring abroad securities acquired in the country, and perform their sales abroad, in which case they would take into account the minimum holding term (or “parking”) mentioned below.

In addition, the above-mentioned Communication established that transactions of securities arranged abroad and securities acquired abroad may not be settled in pesos in the country.

Nevertheless, we understand that the transactions of acquiring securities in pesos in the country with funds from abroad would not be forbidden, to the extent that the transaction is not documented abroad.

Purchase
		ARS	Dólar “MEP”	Blue chip swap	Receiver transfer
	ARS	No minimum tenure period (MTP)	No MTP	No MTP	15 days of MTP**
	Dólar MEP	3 days of MTP	No MTP	No MTP	3 days of MTP
Sale	Blue chip swap	3 days of MTP	No MTP	No MTP	3 days of MTP
	Issuer Transfer	3 days of MTP *	No MTP	No MTP	3 days of MTP

*Except in cases where accreditation in the depositary agent is the product of the primary placement of marketable securities issued by the national treasury.
**Unless they are shares and/or Cedears with negotiations in markets regulated by the CNV.

E. Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

Distributions on Common Shares or GDSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or GDSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the GDS Depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2020, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale of the common shares or GDSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

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

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange or other taxable disposition of our common shares or GDSs in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or GDSs and your tax basis in the common shares or GDSs determined in U.S. dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of our common shares or GDSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine Tax on Personal Assets, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or GDSs and the proceeds from the sale, exchange or other disposition of our common shares or GDSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there is a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

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

An income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the Income Tax Law No. 20,628. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

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

On December 23, 2019. Law No. 27,541 was published in the Official Gazette which introduced modifications to the income tax, as well as suspended the modification of the tax rate fron 7% to 13% until the fiscal years starting on January 1, 2021, inclusive.

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

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both IRSA’s GDSs and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. GDRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

The sale of an equity interest in a foreign entity could represent a taxable indirect transfer of Argentine assets (including shares), if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale.

The applicable rate is generaly 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to income tax at the rate of 35%, 30% or 25% as have been mentioned above. Law No. 27,541, published in the Official Gazette on December 23, 2019, suspended the modification of the tax rate from 30% to 25% until fiscal years starting on January 1, 2021 inclusive.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or GDSs, and/or the collection of dividends at an average rate between 6% and 10%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

To date, there is no withholding regime provided for foreign holders of common shares and GDSs.

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or GDSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or GDSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax at rates that vary from 1.6% to 8.8%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and Uruguay. Tax treaties between Argentina and China, Japan, Luxemburg, Qatar and Turkey and Austria have been signed, but the treaties have not yet been ratified by their respective governments. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or GDSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on our common share register or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD5.00 or less per 100 GDS (or portion), (6) a fee of USD0.02 or less per GDS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the excecution and delivery of GDS referred to above which would have been charged as a result of the deposit of such securities, but wich securities are instead distributed by the Depositary to owners.

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

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2020. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2020.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2020 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

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

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16. A. Audit Committee Financial Expert

Pursuant to the former applicable rules regarding the Capital Markets Law (formerly the Transparency Decree) and the applicable Rules of the CNV at such moment, our board of directors has established on May 2004 an Audit Committee. The main functions of the Audit Committee are to assist the board of directors in performing their duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, according to the applicable regulations, we may request to our audit committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

As of December 12, 2019, our Board of Directors appointed the members of the Audit Committee which are Oscar Pedro Bergotto, Liliana Luisa De Nadai and Maria Julia Bearzi, all of them as independent members. María Julia Bearzi is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10 (A)-3(B) (1).

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

ITEM 16. C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2020 and 2019, we were billed a total amount of ARS 34.3 million and ARS 42.8 million respectively in the Operation Center in Argentina and NIS 6.8 million and NIS 5.5 million for the fiscal years 2020 and 2019 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2020 and 2019 we were billed a total amount of ARS 8.2 million and ARS 1.9 million in the Operation Center in Argentina for professional services rendered by our principal accountants.

Tax Fees

During the fiscal years ended June 30, 2020 and 2019, we were billed a total amount of ARS 0.1 and ARS 1.2 million, respectively, in the Operation Center in Argentina and a total amount of NIS 0.3 million in both years in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2020 and June 30, 2019 we were billed for professional services rendered by our principal accountants a total amount of ARS 8.5 million and ARS 2.9 million, respectively in the Operations Center in Argentina and NIS 0.5 million on both fiscal years, in the Operation Center in Israel.

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

●
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

●
Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

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

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-115

Index to Financial Statements (see page F-1).

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4(14)	Amended and restated English translation of the bylaws.
1.5(16)	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2(1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of ARS 85,000,000 of our 14.875% Notes due 2005.
2.5(7)
Indenture, dated July 20, 2010, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our USD400,000,000 Global Note Program, pursuant to which USD150,000,000 aggregate principal amount of our 11.500% Notes due 2020, Series No. 2, were issued.

2.6(13)
First Supplemental Indenture, dated March 28, 2016, between us as Issuer and The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent to the Indenture, dated July 20, 2010, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our USD400,000,000 Global Note Program, pursuant to which USD150,000,000 aggregate principal amount of our 11.500% Notes due 2020, Series No. 2, were issued.

2.7(13)
Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s USD500,000,000 Global Note Program, pursuant to which USD360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

2.8(13)
First Supplemental Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A., as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s USD500,000,000 Global Note Program, pursuant to which USD360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10(12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13(15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Summary of investment properties by type as of June 30, 2020 (in accordance with Regulation S-X 12-28 (1))

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
(14)
Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(15)
Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(16)
Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: November 16, 2020	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2020, including the related notes and the summary of investment properties by type as of June 30, 2020 listed in the index appearing under Item 19 (99.1) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, in September 2020, the Company’s subsidiary IDBD entered into a liquidation process. These financial statements do not include any adjustments related to the loss of control over IDBD and all other entities in the Israel Operations Center.

As discussed in Note 34 to the consolidated financial statements, there are significant uncertainties related to the impact of the current economic context and COVID-19. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 34.

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
/s/ Walter Rafael Zablocky
Buenos Aires, Argentina
November 16, 2020

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DIL	Dolphin IL Investment Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
ETH	C.A.A. Extra Holdings Ltd.
GAV-YAM	Gav-Yam Bayside Land Corporation Ltd.
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB	International Accounting Interpretations Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
ISPRO	Ispro The Israeli Properties Rental Corporation Ltd.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presumed Income Tax
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
OASA	OGDEN Argentina S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
TGLT FACPCE	TGLT S.A. Argentine Federation of Accountant
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position
as of June 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2020	06.30.2019
ASSETS
Non-current assets
Investment properties	9	227,547	333,525
Property, plant and equipment	10	37,730	31,905
Trading properties	11, 25	4,856	7,836
Intangible assets	12	27,784	25,603
Right-of-use assets	13	19,859	-
Other assets		-	34
Investments in associates and joint ventures	8	74,394	44,439
Deferred income tax assets	21	633	571
Income tax and MPIT credit		25	216
Restricted assets	14	1,871	4,401
Trade and other receivables	15	23,128	17,680
Investments in financial assets	14	3,513	4,128
Financial assets at fair value through profit or loss	14	-	5,971
Derivative financial instruments	14	142	136
Total non-current assets		421,482	476,445
Current assets
Trading properties	11, 25	2,316	523
Inventories	25	4,683	1,639
Restricted assets	14	6,209	6,261
Income tax and MPIT credit		307	557
Group of assets held for sale	32	41,678	11,498
Trade and other receivables	15	37,143	32,221
Investments in financial assets	14	19,434	46,048
Financial assets at fair value through profit or loss	14	3,377	16,666
Derivative financial instruments	14	211	59
Cash and cash equivalents	14	90,359	86,443
Total current assets		205,717	201,915
TOTAL ASSETS		627,199	678,360
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		57,127	45,843
Non-controlling interest		65,528	76,813
TOTAL SHAREHOLDERS’ EQUITY		122,655	122,656
LIABILITIES
Non-current liabilities
Borrowings	14, 20	297,818	381,639
Lease liabilities		13,376	-
Deferred income tax liabilities	21	44,037	52,590
Trade and other payables	14, 18	2,169	2,505
Provisions	19	3,063	11,452
Employee benefits		447	188
Derivative financial instruments	14	55	1,469
Salaries and social security liabilities		195	157
Total non-current liabilities		361,160	450,000
Current liabilities
Trade and other payables	14, 18	29,672	26,528
Borrowings	14, 20	78,341	65,036
Lease liabilities		4,869	-
Provisions	19	2,440	2,463
Group of liabilities held for sale	32	22,212	8,137
Salaries and social security liabilities		4,105	3,009
Income tax and MPIT liabilities		625	495
Derivative financial instruments	14	1,120	36
Total current liabilities		143,384	105,704
TOTAL LIABILITIES		504,544	555,704
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		627,199	678,360

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2020	06.30.2019	06.30.2018
Revenues	23	95,793	92,181	78,187
Costs	24, 25	(62,204)	(59,391)	(49,112)
Gross profit		33,589	32,790	29,075
Net gain / (loss) from fair value adjustment of investment properties	9	30,742	(37,877)	19,160
General and administrative expenses	24	(10,869)	(10,643)	(9,497)
Selling expenses	24	(13,757)	(12,270)	(11,749)
Impairment of associates and joint ventures		(2,470)	-	-
Other operating results, net	26	1,104	273	2,109
Profit / (loss) from operations		38,339	(27,727)	29,098
Share of profit / (loss) of associates and joint ventures	8	8,517	(7,200)	(3,722)
Profit / (loss) before financial results and income tax		46,856	(34,927)	25,376
Finance income	27	1,368	1,745	1,309
Finance costs	27	(21,465)	(20,248)	(24,965)
Other financial results	27	(14,334)	4,196	(15,203)
Inflation adjustment		90	(528)	(882)
Financial results, net		(34,341)	(14,835)	(39,741)
Profit / (loss) before income tax		12,515	(49,762)	(14,365)
Income tax expense / benefit	21	(6,869)	4,251	11,135
Profit / (loss) for the year from continuing operations		5,646	(45,511)	(3,230)
Profit for the year from discontinued operations	33	18,085	7,140	36,441
Profit / (loss) for the year		23,731	(38,371)	33,211
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		8,209	(3,223)	3,334
Change in the fair value of hedging instruments net of income taxes		(102)	19	(37)
Other reserves		402	-	212
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-	-
Actuarial loss from defined contribution plans		(137)	(66)	(60)
Other comprehensive income / (loss) for the year from continuing operations		8,372	(3,270)	3,449
Other comprehensive (loss) / income for the period from discontinued operations		(5,810)	1,245	10,056
Total other comprehensive income / (loss) for the year		14,182	(2,025)	13,505
Total comprehensive income / (loss) for the year		37,913	(40,396)	46,716

Total comprehensive income / (loss) from continuing operations		14,018	(48,781)	220
Total comprehensive income from discontinued operations		23,895	8,385	46,496
Total comprehensive income / (loss) for the year		37,913	(40,396)	46,716

Profit / (loss) for the year attributable to:
Equity holders of the parent		14,249	(36,610)	21,047
Non-controlling interest		9,482	(1,761)	12,164

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		4,142	(39,076)	(3,423)
Non-controlling interest		1,504	(6,435)	193

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		13,264	(37,548)	17,685
Non-controlling interest		24,649	(2,848)	29,031

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		7,497	(40,374)	(10,542)
Non-controlling interest		6,521	(8,407)	10,762

Profit / (loss) per share attributable to equity holders of the parent:
Basic		24.76	(63.68)	36.58
Diluted		24.62	(63.68)	36.37

Profit / (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		7.20	(67.97)	(5.95)
Diluted		7.16	(67.97)	(5.95)

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	4	13,532	14,540	77	485	9,401	68,047	(60,818)	45,843	76,813	122,656
Adjustments previous periods (IFRS 16 and IAS 28) (Note 2.2)	-	-	-	-	-	-	-	-	(1,306)	(1,306)	(860)	(2,166)
Restated balance as of July 1, 2019	575	4	13,532	14,540	77	485	9,401	68,047	(62,124)	44,537	75,953	120,490
Net profit for the year	-	-	-	-	-	-	-	-	14,249	14,249	9,482	23,731
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(985)	-	(985)	15,167	14,182
Total profit and other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(985)	14,249	13,264	24,649	37,913
Loss absorption	-	-	-	-	-	-	-	(60,453)	60,453	-	-	-
Reserve for share-based payments	-	-	-	-	17	-	-	(17)	-	-	-	-
Distribution of dividends in shares (See Note 4.A)	-	-	-	-	-	-	-	(589)	-	(589)	-	(589)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	31	31
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(2,283)	(2,283)
Decrease due to loss of control (See Note 4.C)	-	-	-	-	-	-	-	-	-	-	(43,302)	(43,302)
Other changes in equity	-	-	-	-	-	-	-	(116)	22	(94)	251	157
Incorporation by business combination	-	-	-	-	-	-	-				7,443	7,443
Changes in non-controlling interest	-	-	-	-	-	-	-	9	-	9	2,786	2,795
Balance as of June 30, 2020	575	4	13,532	14,540	94	485	9,401	5,896	12,600	57,127	65,528	122,655

(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(165)	(5,274)	207	1,692	261	(9)	71,437	(310)	104	104	68,047
Other comprehensive loss for the year	-	-	-	-	(874)	(357)	-	(81)	-	327	(985)
Total comprehensive loss for the year	-	-	-	-	(874)	(357)	-	(81)	-	327	(985)
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.29.18	(7)	-	(10)	-	-	-	-	-	-	-	(17)
Distribution of dividends in shares	-	-	-	-	-	-	(589)	-	-	-	(589)
Share-based compensation	-	9	-	-	-	-	-	-	-	-	9
Other changes in equity	-	-	-	-	(116)	-	-	-	-	-	(116)
Loss absorption	-	-	-	-	-	-	(60,453)	-	-	-	(60,453)
Balance as of June 30, 2020	(172)	(5,265)	197	1,692	(729)	(366)	10,395	(391)	104	431	5,896

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	4	13,532	14,540	77	485	9,401	4,908	44,138	87,660	83,154	170,814
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(330)	(330)	(6)	(336)
Balance as of July 1, 2018 (recast)	575	4	13,532	14,540	77	485	9,401	4,908	43,808	87,330	83,148	170,478
Net loss for the year	-	-	-	-	-	-	-	-	(36,610)	(36,610)	(1,761)	(38,371)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(938)	-	(938)	(1,087)	(2,025)
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(938)	(36,610)	(37,548)	(2,848)	(40,396)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	7	7
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,370)	-	(1,370)	(228)	(1,598)
Dividend distribution	-	-	-	-	-	-	-	-	(2,610)	(2,610)	(3,330)	(5,940)
Reserve for share-based payments	-	-	-	-	-	-	-	-	-	-	64	64
Capitalization of contributions	-	-	-	-	-	-	-	-	-	-	-	-
Assignment of results according to A.G.O. at 10.31.18	-	-	-	-	-	-	-	65,447	(65,447)	-	-	-
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	41	41	-	41
Balance as of June 30, 2019	575	4	13,532	14,540	77	485	9,401	68,047	(60,818)	45,843	76,813	122,656

(1) Includes Ps. 1 of Inflation adjustment of treasury stock. See Note 17.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2018	(182)	(3,904)	224	1,692	1,083	107	(310)	5,990	104	104	4,908
Other comprehensive loss for the year	-	-	-	-	(822)	(116)	-	-	-	-	(938)
Total comprehensive loss for the year	-	-	-	-	(822)	(116)	-	-	-	-	(938)
Share-based compensation	17	-	(17)	-	-	-	-	-	-	-	-
Assignment of results according to A.G.O. at 10.31.18	-	-	-	-	-	-	-	65,447	-	-	65,447
Changes in non-controlling interest	-	(1,370)	-	-	-	-	-	-	-	-	(1,370)
Balance as of June 30, 2019	(165)	(5,274)	207	1,692	261	(9)	(310)	71,437	104	104	68,047

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	4	13,532	14,540	74	485	9,401	6,740	32,694	78,045	63,941	141,986
Net profit for the year	-	-	-	-	-	-	-	-	21,047	21,047	12,164	33,211
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(3,362)	-	(3,362)	16,867	13,505
Total profit / (loss) and other comprehensive income for the year	-	-	-	-	-	-	-	(3,362)	21,047	17,685	29,031	46,716
Changes in non-controlling interest	-	-	-	-	-	-	-	(4,443)	-	(4,443)	10,562	6,119
Dividend distribution	-	-	-	-	-	-	-	-	(3,776)	(3,776)	-	(3,776)
Reserve for share-based payments	-	-	-	-	3	-	-	3	-	6	111	117
Loss of control of subsidiary	-	-	-	-	-	-	-	(20)	20	-	(16,825)	(16,825)
Repayment of dividends in subsidiaries	-	-	-	-	-	-	-	-	143	143	-	143
Capitalization of contributions	-	-	-	-	-	-	-	-	-	-	17	17
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	10	10
Dividend distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,693)	(3,693)
Assignment of results according to A.G.O. at 10.31.17	-	-	-	-	-	-	-	5,990	(5,990)	-	-	-
Balance as of June 30, 2018	575	4	13,532	14,540	77	485	9,401	4,908	44,138	87,660	83,154	170,814

(1) Includes Ps. 1 of Inflation adjustment of treasury stock. See Note 17.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2017	(189)	539	228	1,692	4,355	107	(43)	-	51	-	6,740
Other comprehensive loss for the period	-	-	-	-	(3,272)	-	(247)	-	53	104	(3,362)
Total comprehensive loss for the year	-	-	-	-	(3,272)	-	(247)	-	53	104	(3,362)
Share-based compensation	7	-	(4)	-	-	-	-	-	-	-	3
Loss of control of subsidiary	-	-	-	-	-	-	(20)	-	-	-	(20)
Assignment of results according to A.G.O. at 10.31.17	-	-	-	-	-	-	-	5,990	-	-	5,990
Changes in non-controlling interest	-	(4,443)	-	-	-	-	-	-	-	-	(4,443)
Balance as of June 30, 2018	(182)	(3,904)	224	1,692	1,083	107	(310)	5,990	104	104	4,908

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2020	06.30.2019	06.30.2018
Operating activities:
Net cash generated from continuing operating activities before income tax paid	16	28,915	21,417	7,941
Income tax and MPIT paid		(650)	(730)	(1,683)
Net cash generated from continuing operating activities		28,265	20,687	6,258
Net cash generated from discontinued operating activities		2,848	6,354	14,161
Net cash generated from operating activities		31,113	27,041	20,419
Investing activities:
Acquisition of participation in associates and joint ventures		(1,492)	(324)	(477)
Contributions and issuance of capital in associates and joint ventures		(2,702)	-	-
Acquisition and improvements of investment properties		(4,389)	(6,430)	(4,769)
Proceeds from sales of investment properties		13,192	1,018	887
Acquisitions and improvements of property, plant and equipment		(4,933)	(5,064)	(5,165)
Proceeds from sales of property, plant and equipment		3,371	16	47
Acquisitions of intangible assets		(4,014)	(4,006)	(1,654)
Proceeds from sales of property, plant and equipment		1,945	-	(344)
Dividends collected from associates and joint ventures		1,994	1,131	403
Proceeds from sales of interest held in associates and joint ventures		5,049	8,377	665
Proceeds from loans granted		-	240	1,612
Payment of acquisition of non controlling interest		6,494	1,904	(7,302)
Acquisitions of investments in financial assets		(14,319)	(49,054)	(65,908)
Proceeds from disposal of investments in financial assets		38,080	67,918	60,417
Interest received from financial assets		865	1,561	948
Dividends received from financial assets		107	129	672
Payment for acquisition of other assets		-	-	(297)
Proceeds from sales of intangible assets		28	-	-
Collection for liquidation of associate		-	-	29
Loans granted to related parties		(165)	(14)	(952)
Loans granted		(922)	(130)	(280)
Net cash generated from / (used in) continuing investing activities		38,189	17,272	(21,468)
Net cash used in discontinued investing activities		2,455	(6,083)	(9,065)
Net cash generated from / (used in) investing activities		40,644	11,189	(30,533)
Financing activities:				-
Borrowings and issuance of non-convertible notes		30,670	47,412	38,926
Payment of borrowings and non-convertible notes		(68,328)	(48,724)	(39,054)
Collections / (Payment) of short term loans, net		2,516	(1,013)	839
Interests paid		(19,154)	(19,017)	(15,892)
Repurchase of non-convertible notes		(13,071)	(7,378)	-
Capital contributions from non-controlling interest in subsidiaries		-	2,761	791
Acquisition of non-controlling interest in subsidiaries		(602)	(7,200)	(1,625)
Proceeds from sales of non-controlling interest in subsidiaries		-	13	6,925
Distribution of capital to non-controlling interest in subsidiaries		-	-	(89)
Borrowings obtained from related parties		-	64	-
Dividends paid to non-controlling interest in subsidiaries		(961)	(1,472)	(2,813)
Charge for issuance of shares and other equity instruments		1,897	-	(2,848)
Proceeds from sale at non-controlling interest		379	-	-
Net (payments for) / proceeds from derivate financial instrument		(3,923)	(655)	204
Net cash (used in) / generated from continuing financing activities		(70,577)	(35,209)	(14,636)
Net cash generated from /(used in) discontinued financing activities		(5,548)	7,455	8,473
Net cash generated from financing activities		(76,125)	(27,754)	(6,163)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(4,123)	2,750	(29,846)
Net (decrease) / increase in cash and cash equivalents from discontinued activities		(245)	7,726	13,569
Net (decrease) / increase in cash and cash equivalents		(4,368)	10,476	(16,277)
Cash and cash equivalents at beginning of year		86,443	82,974	71,547
Cash and cash equivalents reclassified as held-for-sale		(450)	(242)	(856)
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		8,734	(6,765)	28,560
Cash and cash equivalents at end of year	14	90,359	86,443	82,974

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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on November 16, 2020.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(*) See Note 4 for more information about the change within the Operations Center in Israel.

Operations Center in Argentina

The activities of the Operations Center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 14 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded on both the BYMA (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA's shares are listed on the BYMA (Merval: IRSA) and the NYSE (NYSE: IRS).

IRSA Inversiones y Representaciones Sociedad Anónima

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BYMA (BYMA: BHIP).

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

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their bonds and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

As of June 30, 2020, IDBD had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating, which circumstance may cast significant doubt about IDBD´s ability to continue operating as a going concern. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the realization of assets wich the realization date is not under IDBD´s control. These assets include the current price of Clal’s shares and the impact thereof on swap transaction deposits and the fact that IDBD shall receive, among others, the proceeds from the sale of private investments which are directly owned by IDBD.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

In July 2019 and in June 2020, each of debenture holders (Series 9 and Series 14) and debenture holders (Series 15), respectively, decided to appoint a representative and legal and economic advisor, inter alia, in order to maintain contact with IDBD and / or third parties and to examine proposals that will be presented to the bondholders in connection with the repayment of IDBD's obligations towards the bondholders and to evaluate IDBD’s financial position and the remedies which may be available to the debenture holders.

In June 2020, general meetings of the holders of IDBD's debentures were convened (all of the series, each series separately), where a resolution on the agenda was not to convene a general meeting on the agenda of which would be the making of the debentures repayable immediately. The meetings of the debenture holders (Series 9 and Series 15), each decided to pass the said resolution; The meeting of the debenture holders (Series 14), decided not to pass the said resolution, and a later stage to instruct the trustee for debenture holders (Series 14) to postpone the date of the said meeting to September 17, 2020;

In July 2020, Dolphin Netherlands and the controlling interest therein, Mr. Eduardo Elsztain committed vis-à-vis the generality of the debenture holders in IDBD, that subject to defined terms and conditions, during a certain period of time, some transactions will not be executed and/or initiated and/or promoted, and that subject to the provisions of the law, the power of control in corporations that are controlled by the controlling interest in IDBD will not be operated in order to promote any of those actions, unless notification has been delivered in writing to the trustees for debenture holders (Series 9, 14 and 15), at least 14 business days in advance.

On August 31, 2019, IDBD 's Audit Committee and the Board of Directors approved the acceptance of an irrevocable commitment by Dolphin Netherlands B.V. (“Dolphin Netherland”), the controlling interest in IDBD, to make capital injections into IDBD in an overall amount of NIS 210 million, in three equal annual payments on September 2 in each of the years 2019 to 2021, which would be made in consideration for shares in IDBD or as a subordinated loan on similar terms to the subordinated loans that had been provided by the controlling interest.

In August 2020, IDBD received a letter from Dolphin Netherlands stating, inter alia, that given the fact that some of IDBD's bondholders are expected to include in their agenda for the bondholder's meetings, a proposal to make the outstanding balances of their bonds immediately due and payable, in preparation for the additional inflow of NIS 70 million scheduled for September 2, 2020, Dolphin Netherlands would examine its undertaking towards IDBD, taking into account the questions that arise from IDBD’s bondholders conducts and intentions. To the said Dolphin Netherlands' letter was attached a letter from IRSA to Dolphin Netherlands, according to which, among other things, IRSA will consider the validity of its undertaking to Dolphin Netherlands to transfer to it (in accordance with Dolphin Netherlands request) the amounts required for Dolphin Netherlands to meet its commitment to carry out the capital injections into IDBD on September 2, 2020, as aforementioned.

IDBD responded to Dolphin Netherlands’ and IRSA’s letters, noting that, among other things, Dolphin Netherlands' commitment (dated August 29, 2019) towards IDBD is binding and irrevocable, and that there is no basis for not making the capital injections into IDBD, due to other events related to IDBD’s bondholders, which do not fall within the scope of the events listed in the wording of the commitment as expropriating the validity of Dolphin Netherlands' commitment. In addition, it was also mentioned in IDBD’s response letter, that failure to make the payments into IDBD is not acceptable and will leave IDBD with no other choice than to use all its power and rights according to the law to enforce Dolphin Netherlands' commitment as well as IRSA’s undertaking.

Following the above mentioned, on September 13, 2020, IDBD submitted a statement of claim against Dolphin Netherlands and against IRSA, in which it has sought to require them to pay it an amount of NIS 70 million (with the addition of linkage differentials and interest in accordance with the law). In tandem with the submission of the lawsuit, as aforesaid, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands and IRSA (which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition).

On June 2, 2020, IDBD received a draft proposal from Dolphin IL for IDBD and for the trustees for IDBD’s debentures (Series 9, 14 and 15) for the strengthening of IDBD 's capital structure, by way of an arrangement between Dolphin, IDBD and the debenture holders, based on an economic contribution to IDBD on Dolphin IL's part, together with a full or partial (as the case may be) redemption of the generality of IDBD's debentures; On June 21, 2020, IDBD received an updated proposal in relation to the abovementioned proposal and on June 28, 2020, Dolphin IL approached each of the trustees for the debentures with a request to put said proposal, with slight amendments, on the agenda of meetings of the debenture holders.

On July 6, 2020, the Meeting of debenture holders (Series 9) decided to order the trustee for debenture holders (Series 9) not to accept Dolphin IL's offer; On July 7, 2020, the Meeting of the debenture holders (Series 14) decided to negotiate for a fixed period of one month in connection with Dolphin IL's proposal, and on July 8, 2020, the Meeting of debenture holders (Series 15) made a similar decision.

On September 2, 2020 IDBD received an updated offer from Dolphin IL which was addressed to it and to IDBD’s debenture holders (Series 9, 14 and 15);On September 9, 2020, Dolphin IL updated the commercial terms of its proposal for debenture holders (Series 9), and on September 16, 2020, IDBD received binding offers to debenture holders (Series 14) and debenture holders (Series 15), for the purchase of DIC shares pledged in favor of debenture holders (Series 14) of IDBD, as part of an agreed realization process.

As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

 Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, our investment in IDBD and DIC will be deconsolidated in our financial statements as of and for the three-month period ended September 30, 2020.

The assets and liabilities from the Israel Business Center have been consolidated line by line in these financial statements, totaling a net value attributable to the controlling shareholders of Ps. 2,006 -as of June 30, 2020- In addition negative currency translation adjustment reserve amounting to Ps. 1,537 will be expensed upon deconsolidation.

The assets and liabilities consolidated in this financial statement are as follow:
Current assets: Ps.188,619
Non-current assets: Ps. 255,865
Current liabilities: Ps. 101,927
Non-current liabilities: Ps. 299,150
Total equity: Ps. 43,407
Equity Attributable to equity holders of the parent: Ps. 2,006

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets.

IRSA Inversiones y Representaciones Sociedad Anónima

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2020 accordingly to IAS 29.

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

The principal inflation adjustment procedures are the following:


Monetary assets and liabilities that are already recorded at the measuring unitas of the balance sheet’s closing date are not restated because they are already stated in terms of the mesuring unit current as of the date of the financial statements.

Non-monetary assets, and liabilities recorded at cost as of the balance sheet date and equity component are restated by applying the relevant adjustment coefficients.

All items in the statement of income are restated applying the relevant conversion factors.

IRSA Inversiones y Representaciones Sociedad Anónima


The effect of inflation in the Company’s net monetary position is included in the statement of income and other comprehensive income/(loss) under Financial results, net, in the item “Inflation adjustment”.

Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:


Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Comprehensive Inflation adjustment of share capital and treasury shares adjustment” account.

Translation difference was restated in current terms.

Other comprehensive income / (loss) was restated as from each accounting allocation.

The other reserves in the statement of income were restated from the initial application date, i.e., June 30, 2016.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2020according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

Annual price variation	June 30, 2018	June 30, 2019	June 30, 2020	Cumulative as of June 30, 2020 (3 years)
	29%	56%	43%	128%

As a consequence of the aforementioned, these financial statements as of June 30, 2020 were restated in accordance with IAS 29.

IDBD and DIC report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its consolidated financial statements within the legal deadlines set in Argentina. This way, the Group's consolidated comprehensive income for the year ended June 30, 2020 includes the results of IDBD´s and DIC´s transactions for the 12-month period from April 1, 2019 to March 31, ,2020 adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020.

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

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

(c)
Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are millions of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of US Dollars and references to "NIS" are millions of New Israeli Shekel. As of June 30, 2020 and 2019, the exchange rate between the Argentine Peso and the NIS was Ps. 20.34 and Ps. 11.93 per NIS respectively.

                (d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

IRSA Inversiones y Representaciones Sociedad Anónima

(e)
Accounting criteria

See Notes 2.2 to 2.28 with the accounting policies of each item.

(f)
Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received for financing of operating activities is presented within operating activities whereas the rest is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

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

Standards and amendments adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
IFRS 16 "Leases".
Lessees are required to account for all leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17, including two exceptions for the recognition of leases; low-cost asset leases and short-term leases. Accounting by the lessor has no significant changes.

06-30- 2020
Amendment to IAS 28 “Investment in associates and joint ventures”	Requires the adoption of IFRS 9 regarding long-term investments that are essentially part of the net investment of an entity in an associate or joint venture.	06-30- 2020
Definition of Material - Amendments to IAS 1 and IAS 8
 The IASB has made modifications to IAS 1 “Presentation of Financial Statements” and IAS 8“Accounting policies, changes in accounting estimates and errors” and which requires that the assessment of materiality be consistent for the application of IFRS.

06-30-2020
Defining a business - Amendments to IFRS 3	The new business definition requires that a business combination contribute significantly to creating products or services.	06-30-2020
Amendments to IAS 19- Plan amendment, curtailment or settlement.
Clarifies the accounting for defined benefit plan amendments, curtailments or settlements. The amendments require an entity to: (i) determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement, using updated assumptions at the time of the amendment; (ii) recognize any reduction in a surplus immediately in gains or losses, as part of past service cost or a gain or loss on settlement. In other words, any surplus reduction must be recognized, even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any change in the asset ceiling through other comprehensive income.

06-30-2019

IRSA Inversiones y Representaciones Sociedad Anónima

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

The standard allows excluding the short-term contracts (under 12 months) and those in which the underlying asset has low value, such option has been adopted by the Group. Likewise, the Group has opted to recognize as consideration for the right of use, the amount of Ps. 14,547 as lease liabilities. The commitments under operating leases reported in our consolidated financial statements as of June 30, 2019, amounted to Ps. 16,145 (such difference mainly corresponds to the effect of the discount from future payments and the excluded short-term contracts).

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

The Group opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 arising from the initial adoption of IFRS 16 and IAS 28 is as follows:

	07.01.2019
	Implamentation of NIIF 16	Implementation of IAS 28	Total
ASSETS
Non- Current Assets
Investment properties	426	-	426
Right-of-use assets	14,124	-	14,124
Investments in associates and joint ventures	-	(1,979)	(1,979)
Trade and other receivables	81	-	81
Total Non-Current Assets	14,631	(1,979)	12,652
Current assets	-	-	-
Income tax and MPIT credit	17	-	17
Trade and other receivables	(170)	-	(170)
Group of assets held for sale	3,121	-	3,121
Total current assets	2,968	-	2,968
TOTAL ASSETS	17,599	(1,979)	15,620
SHAREHOLDERS’ EQUITY	-	-	-
Capital and reserves attributable to equity holders of the parent	-	-	-
Retained earnings	(187)	(1,119)	(1,306)
Total capital and reserves attributable to equity holders of the parent	(187)	(1,119)	(1,306)
Non-controlling interest	-	(860)	(860)
TOTAL SHAREHOLDERS’ EQUITY	(187)	(1,979)	(2,166)
LIABILITIES	-	-	-
Non-Current Liabilities	-	-	-
Lease liabilities	10,622	-	10,622
Total Non-Current Liabilities	10,622	-	10,622
Current Liabilities	-	-	-
Lease liabilities	3,925	-	3,925
Trade and other payables	(89)	-	(89)
Group of liabilities held for sale	3,328	-	3,328
Total Current Liabilities	7,164	-	7,164
TOTAL LIABILITIES	17,786	-	17,786
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	17,599	(1,979)	15,620

IRSA Inversiones y Representaciones Sociedad Anónima

Standards and amendments not yet adopted by the Group:

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Covid-19- related lease concessions – Amendments to IFRS 16
As a result of the COVID-19 pandemic, lessees have been granted lease concessions. Such concessions may take a variety of forms, including forgiveness or deferral of rental payments. In May 2020, the IASB amended IFRS 16 – Leases, whereby lessees are permitted to account for the rent concessions as if they were not lease modifications. In several cases, this will result in such concessions being accounted for as variable rent payments within Within the period in which they are granted.
06-30- 2021
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
Amendment to IAS 16 – Property, Plant and Equipment (PP&E) prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. It also specifies that an entity is “testing whether an item of PPE is functioning properly” when it assesses its technical and physical performance. The financial performance of the asset is not relevant for such assessment.
06-30- 2023
Reference to the Conceptual Framework – Amendments to IFRS 3
Some minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for financial information and add an exception to the recognition principles for liabilities and contingent liabilities within the scope of IAS 37, Provisions, Contingent liabilities and contingent assets and interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized on the acquisition date.
06-30-2023
Annual Improvements to IFRS 2018-2020
The following improvements were issued in May 2020:
IFRS 9 Financial instruments. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability.
IFRS 16 Leases. The amendment to Illustrative Example 13 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise.
IFRS 1 First-time adoption of International Financial Reporting Standards: Entities that have measured their assets and liabilities at the carrying amounts in their parents´ books are also allowed to measure cumulative translation differences using the amounts reported by their parents. This amendment will also apply to associated and joint ventures that have also taken the IFRS 1 exemption.
IAS 41: This amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value pursuant to IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

06-30-2023

The future adoption of these standards and amendments will not have a significant impact on the Group.

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

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase,, the difference is recognized directly in the Statement of Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2020	06.30.2019	06.30.2018
IRSA's direct interest:
IRSA CP (1)	Argentina	Real estate	80.65%	83.80%	86.34%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP's direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.92%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
Pareto S.A.	Argentina	design and software development	69.69%	69.69%	-
La Malteria	Argentina	Real estate	-	100.00%	-
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	97.04%	96.46%	91.57%
I Madison LLC	USA	Investment	-	-	-
IRSA Development LP	USA	Investment	-	-	-
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A. (7)	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	-	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%	100.00%	100.00%
DFL's and DN BV's direct interest:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL's direct interest:
Discount Investment Corporation Ltd. (4)	Israel	Investment	83.72%	83.77%	76.57%
IDBD's direct interest:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct interest:
Property & Building Corporation Ltd.	Israel	Real estate	72.40%	68.80%	64.40%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	46.20%	44.10%	43.14%
Elron Electronic Industries Ltd.	Israel	Investment	61.06%	61.06%	50.30%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	55.68%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	68.75%
Mehadrin Ltd (8)	Israel	Agricultural	43.75%	-	-
PBC's direct interest:
Gav-Yam Bayside Land Corporation Ltd. (6)	Israel	Real estate	-	51.70%	51.70%
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	50.10%	50.10%	50.10%
Hadarim Properties Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	100.00%	100.00%	100.00%
PBC USA Investments Inc	USA	Real estate	100.00%	100.00%	100.00%

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
(3) Includes interest held through Ritelco S.A. and Torodur S.A.
(4) Includes Tyrus' equity interest.
(5)  DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes (48.5%) vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6) Control was lost in September 2019. See Note 4.C.
(7) Includes Tyrus’ and IRSA S.A.’s equity interests.
(8) DIC considers that it exercises control because DIC is the group with the higher percentage of votes (43.75%) vis-à-vis other shareholders that are highly atomized.
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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The accounting policy of the Group consists in accounting for the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

2.1.
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

IRSA Inversiones y Representaciones Sociedad Anónima

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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in condition to start operating.

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

Changes in fair values are recognized in the Statement of Income under the line item “Net gain or (loss) from fair value adjustment of investment properties”.

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

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Income and other comprehensive income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the case of conditional agreements, disposal are accounted for when the conditions the agreements is subject to has been met.. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Statement of Income at the time they are incurred.

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

All property, plant and equipment (“PPE”) is stated at acquisition cost less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

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

The remaining useful life as of June 30, 2020 is as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.8.
Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. For the prior periods’ leases were classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment Properties” in the Statement of Financial Position. See Note 2.25 for the recognition of rental income.

A Group company is the lessee:

The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases falling within the IFRS 16 exemption, where the Group acts as lessee are charged to results at the time they accrue. They mainly include contracts for less than one year and/or for non-material items.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.11.
Inventories

Inventories include assets held for sale in the ordinary course of the Group's business activities, assets in production or construction process for sale purposes, and materials, agricultural products, supplies or other assets held for consumption in the process of producing sales and/or services.

Inventories are measured at the lower of cost or net realizable value.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Group assesses at the end of each reporting period the expected losses for impairment of a financial asset or group of financial assets measured at amortized cost. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that

IRSA Inversiones y Representaciones Sociedad Anónima

occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) can be reliably estimated. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

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

An allowance for doubtful accounts is recorded based on the expected loss of the receivables portfolio. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

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

2.16.     Other assets

IRSA Inversiones y Representaciones Sociedad Anónima

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statements of Income.

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

2.21.
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

(a)
Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(b)
Defined benefit plans

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.22.
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

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The minimum presumed income tax was repealed by Law N ° 27,260 in its article 76 for the periods that begin as of January 1,2020.

Regarding the above mentioned, considering Instruction No. 2 of the Federal Administration of Public Revenues (AFIP), it is not appropriate to record the provision of the above mention tax, in the event that accounting and tax losses occur.

2.23.
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.24.
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

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the resourced method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

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

● Revenue from agricultural products

Revenue from agricultural products is recognized when the product is delivered and at the time all other criteria for revenue recognition have been met.

●
    Revenue from supermarkets

  Revenue from the sale of goods in the ordinary course of business is recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that

IRSA Inversiones y Representaciones Sociedad Anónima

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

Revenues from supermarkets have been recognized in discontinued operations. See Note 4.d.

2.25.
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

2.26.
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

2.27.
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

2.28.       Comparability of information

The balances as of June 30, 2019 and 2018 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes. See Note 4. d. for the loss of control of Shufersal and Note 4.c for the loss of control of Gay-Yam.

During the years ended June 30, 2020, 2019 and 2018, the Argentine Peso suffered a decrease in its value compared to the US dollar and other currencies close to 66%, 45% and 73%, respectively, which has an impact on the comparability of the figures exposed in the financial statements, mainly due to the exposure to the exchange rate of our Income and costs of “offices” segment, and our assets and liabilities, nominated in foreign currency of the Argentine operations center, the aforementioned devaluation also had an effect on the total balances of the Israel operations center.

3.            Significant judgments, key assumptions and estimates

IRSA Inversiones y Representaciones Sociedad Anónima

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
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
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
		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 14 – Financial instruments by category

4.            Acquisitions and disposals

Operations Center in Argentina

A.
 Distribution of dividends in kind

On October 30, 2019, the General Ordinary Shareholders´ Meeting approved the distribution of a dividend in kind for an equivalent of Ps. 480 (representing Ps. 0.83 per share and equivalent of Ps. 589 at current currency as of June 30, 2020) payable in IRSA CP shares. For distribution, the quoted price of the IRSA CP share was taken as of October 29, 2019, which was Ps. 205 per share. The number of shares distributed amounts to 2,341,463. This transaction was accounted for in equity as a decrease in the net equity attributable to the parent company for an amount of Ps.504, restated as of the date of these financial statements. The stake of the Group in IRSA CP as at year-end is 80.65%.

On October 29, 2018 a General Ordinary and Extraordinary Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,827 payable in shares of IRSA CP S.A. was resolved (representing Ps 2.44 per share and equivalent of Ps. 2,610 at current currency as of June 30, 2020). For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the parent for Ps. 1,534, restated as of the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

               B. Sale of IRSA CP floors

On June 9, 2020, IRSA CP executed the assignment and transfer the right to sign a title deed, with delivery of possession, with respect to two medium-height floors in the tower under construction known as “200 Della Paolera”, located in the Catalinas district of the Autonomous City of Buenos Aires, covering a total area of approximately 2,430 sq. meters and 16 parking lots, located in the building.
    The transaction price was set at approximately Ps. 1,165 million (USD 16.9 million), which has already been fully paid.

C.
Condor Merger Agreement

On July 19, 2019, Condor executed a merger agreement. As per the contractual terms, each common share of Condor, with a par value of USD 0.01 per share, shall be cancelled prior to the merger and converted into the right to receive an amount in cash equivalent of USD 11.10 per common share. Additionally, pursuant to the terms and conditions of the merger agreement, each convertible Class E share shall be automatically cancelled and shall be converted into the right to receive an amount in cash equivalent of USD 10.00 per share.

The closing of the transaction, scheduled for March 23, 2020, has not yet taken place.

Condor is currently discussing with NexPoint Hospitality Trust the potential amendments to restructure the previously reported acquisition by merger of the company. No assurances may be given with respect to the outcome of such discussions. The Company will continue to review the options and reserves all its rights and remedies under the original merger agreement.

As of the date of presentation of these financial statements, the Group has 2,197,023 common shares and 325,752 Series E shares.

D.
TGLT – Recapitalization Agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

Likewise, IRSA CP signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA CP signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement , IRSA CP voted in favor of the modifications.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

IRSA Inversiones y Representaciones Sociedad Anónima

During the fiscal year 2020, preferred shares were converted into ordinary shares, which is why IRSA CP begin to have significant influence, considering TGLT S.A. as an associate company.

E) Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. Following this acquisition, BHSA became the holder of 100% of the capital stock of said company.

The loss recognized for this transaction was approximately Ps. 177, restated as of the date of these financial statements.

F) Purchase of equity interest in HASAU (owner of Libertador Hotel)

On February 28, 2019, the Group reported the acquisition, from an unrelated third party, of the twenty percent (20%) of HASAU for an amount of US$ 1.2. As a result of this acquisition, IRSA holds 100% of HASAU's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps. 3 restated at the date of these financial statements.
Operations Center in Israel

A.
Partial sale of Clal

Sales and Swap transactions

On May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018, August 30, 2018, and January 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD sold 5% of its stake in Clal on each occasion and 4.5% on the last one respectively, with a subsequent swap transaction with a 2- year expiration term for each transaction. The consideration for the transactions amounted to approximately NIS 944.5, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Group maintains the asset as “Financial assets available for sale” and accounted for the loans as a financial liability.

On December 16, 2019, Clal made a public capital increase for 12,066,000 shares at a price of NIS 53.87 per share. IDBD did not take part in such transaction.

Additionally, on that date, IDBD sold 200,000 Clal shares at a price of NIS 53.95 per share, representing 0.3% of the new capital stock.

On December 18, 2019, IDBD sold 617,017 Clal shares at an average price of NIS 53.77 per share, representing 0.9% of the issued capital stock.

Furthermore, a swap transaction carried out by IDBD involving 2,771,309 shares expired in December 2019. The closing price was NIS 52.25 per share.

A swap transaction involving 751,000 shares expired within the January-March 2020 period. The closing price was NIS 45.09 per share.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, represents approximately 18% of Clal's share capital.

As of the date of these financial statements, all previously agreed sales transactions have been consummated.

On June 28 and July 6, 2020, IDBD sold 4,791,618 Clal shares held by it through swap transactions, at an average price of approximately NIS 30 per share, representing 7.1% of the capital stock.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32,475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal´s capital stock.

As a result of the aforementioned transactions, as of this date, IDBD´s holding in Clal represents 4.99% of its capital stock. It no longer has swap transactions and, accordingly, it is no longer considered as Clal interested party within the context of Israel´s Securities Regulations.

On February 4, 2020, Dolphin furnished to the financial entities through which IDB carried out the swap transactions of Clal shares in August and November 2018, guarantees of approximately NIS 11 million, which shall be part of the committed deposits that IDB undertook as part of the terms of such transactions. Furthermore, on February 18, it deposited further guarantees in the amount of NIS 9 million. Following the last sale described above, the guarantees were returned.

B)           Distribution of dividends in kind by PBC. Purchase of Mehadrin shares and acquisition of control

On December 10, 2019, PBC distributed its entire holding in Mehadrin as a dividend in kind and, as a result, DIC holds, directly, a 31.4% interest in Mehadrin. As a consequence of such transaction, Mehadrin became an associate.

In January and February 2020, DIC purchased approximately 8.8% of Mehadrin’s capital stock, for a total cost of NIS 39 (approximately Ps. 712); therefore, the interest in Mehadrin has increased from 31.4% to approximately 40.2%. Such acquisitions resulted in DIC obtaining control over Mehadrin, by the end of February, as it has the majority votes while the remaining equity interests are distributed among several shareholders.

Additionally, from April to June 2020, DIC purchased an additional 3.5% interest in Mehadrin for NIS 14 (approximately Ps. 277), increasing its interest to 43.7%.

Following the taking of control, as mentioned above, since March 9, 2020, the Group has consolidated the operations of this company.

Below is a detail of incorporated net assets and income from such transaction. The process for the assessment of the fair value of incorporated net assets has been significantly completed as of June 30, 2020 and it is expected to conclude in the first months of the fiscal year ending June 30, 2021. However, the Management does not foresee any material adjustments to the incorporated net assets detailed below

03.31.2020
Fair value of identifiable assets and liabilities incurred
Investment properties	244
Property, plant and equipment	6,108
Intangible assets	57
Investments in associates and joint ventures	1,879
Restricted assets	164
Income tax receivables	146
Trade and other receivables	10,211
Rights of use	4,019
Derivative financial instruments	37
Inventories	2,503
Borrowings	(7,363)
Deferred income tax liabilities	(945)
Trade and other payables	(4,711)
Lease liabilities	(2,119)
Provisions	(56)
Employee benefits	(128)
Salaries and social security liabilities	(201)
Income Tax	(18)
Cash and cash equivalents	2,612
TOTAL IDENTIFIABLE NET ASSETS	12,439
Non-controlling interest	(7,443)
Negative goodwill (*)	(376)
Write-off of Investments in associates	3,908
Cash and cash equivalents	712
TOTAL CONSIDERATION	4,620

IRSA Inversiones y Representaciones Sociedad Anónima

(*) Included in “Other operating income, net”

C)
Partial sale of equity interests in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of Gav-Yam´s capital stock by private agreements. Following this transaction, PBC´s interest in Gav-Yam decreased from 51.7% to 40%. The consideration received for such sale was NIS 46 (approximately $ 6,949, restated as of the date of these financial statements).

Furthermore, on September 1, 2019, PBC sold an additional 5.14%, approximately, of Gav-Yam shares and, as a result, PBC´s interest in Gav-Yam decreased from 40% to 34.9%. As a consequence of such sales, PBC forfeited its right to nominate the majority members of the Board of Directors and to appoint or remove key management members. Accordingly, PBC has lost its control over Gav-Yam and has de-consolidated such investment since such date.

Below are the details of the sale:

09.30.2019
Cash received	14,261
Remediation of the fair value of the remaining interest	32,165
Total	46,426
Net assets disposed including goodwill	(28,128)
Gain from the sale of a subsidiary, net of taxes (*)	18,298

(*) Said results are disclosed within discontinued operations, under the caption "other operating results, net"

The following table details the net assets disposed:

09.30.2019
Investment properties	155,846
Property, plant and equipment	1,061
Intangible assets	3,281
Right-of-use assets	42
Investments in associates and joint ventures	4,396
Restricted assets	378
Trade and other receivables	1,157
Investments in financial assets	13,544
Trading properties	155
Income tax credit	190
Cash and cash equivalents	10,623
TOTAL ASSETS	190,673
Borrowings	95,443
Lease liabilities	42
Deferred income tax liabilities	21,151
Trade and other payables	2,398
Employee benefits	21
Salaries and social security liabilities	63
Income tax and MPIT liabilities	125
TOTAL LIABILITIES	119,243
Non-controlling interest	43,302
Net assets written off including business key	28,128

On January 12, 2020, PBC received a communication from the Ministry of Justice of Israel questioning the loss of control of Gav-Yam in September 2019 and, accordingly, raising its objections to observance by PBC of the concentration law in Israel.

In May 2020, PBC agreed to sell approximately 4.96% of Gav-Yam´s capital stock to an unrelated third party. Therefore, its interest in Gav-Yam decreased from 34.9% to 29.9% after the consummation of the sales transaction and it was thus able to overcome the questioning from the Ministry of Justice of Israel.

D) Changes in equity interest in Shufersal and loss of control

IRSA Inversiones y Representaciones Sociedad Anónima

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 (equivalent to Ps. 2,148). Both transactions were accounted for as an equity transaction generating an increase in equity attributable to the controlling company for
Ps. 727 and Ps. 976, respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 (equivalent to Ps. 13,845), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.2018
Cash received	14,275
Remediation of the fair value of the remaining interest	29,271
Total	43,546
Net assets disposed including goodwill	(18,902)
Gain from the sale of a subsidiary, net of taxes (*)	24,644

(*) Includes Ps. 5,856 as a result of the sale and Ps. 18,789 as a result of the re-measurement at the fair value of the new stake, both included in discontinued operations.

The following table details the net assets disposed:

06.30.2018
Investment properties	10,332
Property, plant and equipment	64,484
Intangible assets	16,203
Investments in associates and joint ventures	892
Restricted assets	203
Trade and other receivables	32,516
Investments in financial assets	280
Derivative financial instruments	51
Inventories	13,955
Cash and cash equivalents	12,404
TOTAL ASSETS	151,320
Borrowings	47,383
Deferred income tax liabilities	6,244
Trade and other payables	53,306
Provisions	1,025
Employee benefits	2,812
Salaries and social security liabilities	5,322
Income tax and MPIT liabilities	17
TOTAL LIABILITIES	116,109
Non-controlling interest	16,309
Net assets disposed including goodwill	18,902

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps. 7,266). After this transaction, the group holding went down to 26.02% approximately. The profit for this sale was NIS 27 (approximately Ps. 430). See Note 34 regarding the sale of the entire equity interest.

E) Interest increase in Cellcom

On June 27, 2018, Cellcom increased its capital stock in consideration for a gross amount of NIS 280 (approximately Ps. 4,918). DIC participated in such increase and disbursed NIS 145.9 (approximately Ps. 2,561) for 6,314,200 shares.

Furthermore, in December 2018, DIC exercised 1.5 million options (Series 1) held by it in Cellcom, for an amount of NIS 31 million (approximately Ps. 527). In December 2019 and February 2020, DIC purchased Cellcom shares for NIS 19 million (approximately Ps. 357). As a consequence of the exercise of the options and the acquisition, DIC interest in Cellcom increased by 0.9%. These transactions were accounted for as equity transactions generating a decrease in the net equity attributable to the controlling company by Ps. 226, restated as of the date of these financial statements.

Additionally, on December 5, 2019, Cellcom increased its capital stock with the participation of DIC that purchased almost 50% of the shares issued. The consideration paid amounted to NIS 307 (approximately Ps. 6,011 as

IRSA Inversiones y Representaciones Sociedad Anónima

of such date). Cellcom issued an aggregate number of 30,600,000 common shares, 7,038,000 Series 3 Options and 6,426,000 Series 4 Options at a price of NIS 1.021 per unit (each unit will represent 100 common shares, 23 Series 3 Options and 21 Series 4 Options).

Following the participation of DIC in such issue, the interest percentage was 46.2% of the issued capital stock and approximately 48.5% of the Company´s voting rights (directly and by means of agreements executed with other shareholders of the Company).

F) Sale of IDBT subsidiary

On August 14, 2018, IDBT´s Board of Directors approved an agreement to sell 50% of a subsidiary of IDBT, entrusted with tourism operations for Israir, for a total price of NIS 26 (approximately Ps. 506), which transaction was consummated on December 31, 2018. Such transaction does not affect the intention to sell IDBT in its entirety. The Group evaluated maintaining the criteria to classify the investment as a discontinued operation pursuant to IFRS 5.

G) Agreement to sell plot of land in USA

In July 2019, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 million. At this stage, no assurances may be given that the sales transaction will be completed.

H) Sale of Real Estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million, (equivalent to Ps.6,439). Such agreement has already been executed.

I) Interest increase in PBC

In December 2018 and February 2019, DIC acquired an additional 4.40% of PBC in the market for NIS 81 million (equivalent to Ps.1,435). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps. 101, restated as of the date of these financial statements. See Note 35

J) Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2020 amounting up to NIS 120 million (approximately Ps.2,498). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the fiscal year-end date, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately Ps. 2,040). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately Ps.174).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as equity transactions generating a decrease in the equity attributable to the controlling company for Ps. 133, restated as of the date of these financial statements.

K) Interest increase in Elron

In November and December 2018, DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps. 557). Additionally, in June 2020, Elron issued shares to the market and third parties unrelated to the Group acquired an interest in the Company in consideration for NIS 26. These transactions were accounted for as an equity transaction generating a decrease in the equity attributable to the controlling company for Ps. 64.

L) Interest increase in DIC

IRSA Inversiones y Representaciones Sociedad Anónima

On July 5, 2018, Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to Ps. 490), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling company by Ps. 46, restated as of the date of these financial statements.

Considering was what mentioned in note 4.G. above, the stake of the Group in DIC is approximately 83.77% considering the repurchase of treasury shares.

M) Early payment of Ispro bonds

In August 2019, the Audit Committee and the Board of Directors of Ispro approved the full advance payment of (Tranche B) corporate bonds, traded on the TASE. The aggregate amount was NIS 131 (approximately Ps. 2,465 restated as of the date of these financial statements). The prepayment of these corporate bonds caused Ispro to become a reporting company for TASE and not a listed company.

N) Agreement for the sale of Ispro

On January 26, 2020, PBC executed an agreement for the sale of all Ispro shares and the rights over the loans granted by the shareholders to ISPRO in consideration for NIS 885. The consummation of the transaction is subject to approval by the Commissioner of Competition pursuant to the Law on Economic Competition, which must be given within a term of 150 days following the execution of the agreement. For this reason, the Group has reclassified the assets and liabilities as available for sale.
At the time of the execution of the agreement, the buyer made a deposit of NIS 15 into an account and undertook to deposit an additional amount of NIS 40, following completion of the due diligence process.

On March 23, 2020, the buyer contacted PBC and requested a postponement of the dates specified in the sales agreement. PBC informed the buyer that its request would be considered without detrimentally affecting PBC´s rights and obligations pursuant to the agreement. On March 26, 2020, that is, the date of completion of the due diligence process, the buyer defaulted on its obligation to deposit the second payment installment in an amount of NIS 40, into a trust account.

PBC demanded the buyer to cure its default and immediately deposit the second payment installment and proceed with the closing of the transaction in accordance with its terms, without this entailing a limitation on its rights and obligations and any consideration available for the buyer pursuant to the agreement and under the law, until April 20, 2020. Since non-compliance was not occurred until April 20, 2020, the agreement was terminated.

In April 2020, PBC executed an agreement with another buyer for NIS 800 involving all ISPRO shares and the rights over the loans granted by PBC to ISPRO. As a consequence of the agreement for the sale of ISPRO´s shares, the Group has reclassified net assets totaling Ps. 15,473 as “Group of Assets available for Sale”. Income to be recognized at the time of the consummation of the transaction shall be NIS 47 (equivalent of Ps. 842 as of the current fiscal year-end).

O) Cellcom- Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock, for a total amount of NIS 590, payable in 2 installments (NIS 413 at the closing date of the transaction and NIS 177 within a term of 3 years following such closing date). Cellcom shall issue and deposit the Company´s shares for 8.2 million, with a trustee into a trust account (“Shares held in Trust”), as collateral.

The transaction provides for standard conditions and representations and is subject to a due diligence process to be performed by Cellcom and the relevant regulatory authorizations and approvals from material third parties. The parties shall carry out negotiations regarding a detailed agreement; however, they are bound to the memorandum of understanding, regardless of whether the agreement may be executed or not. In the event the conditions for the closing of the transaction were not satisfied before December 31, 2020, the memorandum of understanding or the detailed agreement, as applicable, shall be terminated.

See Note 35 for further information about the execution of the agreement and the grant of the respective approvals.

IRSA Inversiones y Representaciones Sociedad Anónima

5.            Financial risk management and fair value estimates

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS, broken down by the functional currencies in which the Company operates for the years ended June 30, 2020 and 2019. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1) Operations Center in Argentina

	Net monetary position (liability) / asset
Functional currency	June 30, 2020	June 30, 2019
	US$	US$
Argentine Peso	(38,397)	(21,134)
Uruguayan Peso	152	(274)
Total	(38,245)	(21,408)

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2020 and 2019 for an amount of Ps. 1,497 and Ps. 2,140, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2020 and 2019 the Group has future exchange contracts pending for an amount of US$ 95 and US$ 22, respectively.

2) Operations Center in Israel

As of June 30, 2020 and 2019, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (1,324) and Ps. (11,895), respectively. The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2020 for an amount of Ps. 498 (Ps. 868 loss in 2019).

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

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2020 and 2019, 95.2% and 94.1% of the Group’s long-term financial loans in this operation center have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2020 and 2019.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2020 and 2019 in the amount of Ps. 30.9 and Ps. 31.2, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

2) Operations Center in Israel

IDBD and DIC manage the exposure to the interest rate risk in a decentralized way and it is monitored regularly by different management offices in order to confirm that there are no adverse effects over their ability to meet their financial obligations and to comply with their borrowings covenants.

As of June 30, 2020 and 2019, the 99.4% and 97.1%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, the Group is not significantly exposed to the interest rate fluctuation risk.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2020, in approximately Ps. 56 (approximately Ps. 139 in 2019). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

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

As of June 30, 2020, 36.9% of the loans are affected by the evolution of the CPI. A 1% increase in the CPI would generate a loss of Ps. 1,033 (Ps.1,502 for 2019) and a decrease of 1% generates a profit of Ps. 1,054 (Ps.1,519 for 2019).

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

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2020 and 2019 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to Ps. 19,385 and Ps. 7,984, respectively.

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

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2020, of Ps. 1,938 (Ps. 798 in 2019) for the Operations Center in Argentina and a loss before income tax for the year ended June 30, 2020, of Ps. 431 (Ps. 2,551 in 2019) for the Operations Center in Israel. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

1) Operations Center in Argentina

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.2% and 99.1% of the Group’s total trade receivables of the operations center as of June 30, 2020 and 2019, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 5.8% and 0.9% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

1)
Operations Center in Argentina

June 30, 2020	Less tan 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More tan 4 years	Total
Trade and other payables	1,552	156	69	219	1	1,997
Borrowings (excluding finance leases liabilities)	38,402	3,283	27,280	65	216	69,246
Finance leases obligations	53	49	51	54	1291	1498
Derivative Financial Instruments	83	28	6	-	-	117
Total	40,090	3,516	27,406	338	1,508	72,858

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,198	334	146	1	386	3,065
Borrowings (excluding finance leases liabilities)	13,110	19,562	3,786	2,475	21,871	60,804
Purchase obligations	1,827	-	-	-	-	1,827
Finance leases obligations	16	6	1	-	-	23
Derivative Financial Instruments	19	11	6	1	-	37
Total	17,170	19,913	3,939	2,477	22,257	65,756

2) Operations Center in Israel

June 30, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	25,507	346	61	20	20	25,954
Borrowings (excluding finance leases liabilities)	53,289	54,401	94,044	43,051	123,016	367,801
Purchase obligations	5,238	4,026	2,854	1,806	6,588	20,512
Finance leases obligations	5,695	854	590	-	-	7,139
Derivative Financial Instruments	20	-	-	-	-	20
Total	89,749	59,627	97,549	44,877	129,624	421,426

June 30, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	21,614	426	204	-	-	22,244
Borrowings (excluding finance leases liabilities)	67,151	54,850	58,112	91,233	196,123	467,469
Purchase obligations	34	34	-	-	-	68
Finance leases obligations	4,282	1,365	750	495	-	6,892
Derivative Financial Instruments	34	-	-	-	-	34
Total	93,115	56,675	59,066	91,728	196,123	496,707

See Note 20 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

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

Operation Center in Argentina

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2020	June 30, 2019
Gearing ratio (i)	49.57%	40.80%
Debt ratio (ii)	44.42%	47.54%

Operation Center in Israel

	June 30, 2020	June 30, 2019
Gearing ratio (i)	82.63%	83.68%
Debt ratio (ii)	244.57%	149.40%

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
o
The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.
o
The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

As of the 2018 fiscal year, the CODM reviews the office business as a single segment and the entertainment business in an aggregate manner and separately from offices, and has been exposed in the "Others" segment.

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
●
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

● Operations Center in Israel: Within this operations center, the Group operates in the following segments:

o
The “Real Estate” segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA. In this fiscal year, the Company lost control over Gav-Yam. Income was reclassified to discontinued operations and no longer forms part of this segment in this fiscal year. Such effect was reclassified in the comparative information. As of September 2018, Gav-Yam started to be valued as an associate.
o
The “Supermarkets” segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019. Due to the loss of control, it was reclassified to discontinued operations and no longer forms part of the segment for fiscal year 2018.
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
o
The "Others" segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, sale of fruit and others.
o
The “Corporate” segment includes the expenses related with the activities of the holding companies.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating

IRSA Inversiones y Representaciones Sociedad Anónima

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

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income for the years ended June 30, 2020, 2019 and 2018:

	June 30, 2020
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	11,138	81,637	92,775	(60)	3,100	(22)	95,793
Costs	(2,731)	(56,296)	(59,027)	53	(3,230)	-	(62,204)
Gross profit / (loss)	8,407	25,341	33,748	(7)	(130)	(22)	33,589
Net gain / (loss) from fair value adjustment of investment properties	33,994	(2,989)	31,005	(263)	-	-	30,742
General and administrative expenses	(2,152)	(8,764)	(10,916)	14	-	33	(10,869)
Selling expenses	(1,231)	(12,544)	(13,775)	18	-	-	(13,757)
Impairment of associates and joint ventures	-	(2,470)	(2,470)	-	-	-	(2,470)
Other operating results, net	(47)	1,127	1,080	18	17	(11)	1,104
Profit / (loss) from operations	38,971	(299)	38,672	(220)	(113)	-	38,339
Share of profit of associates and joint ventures	7,047	1,299	8,346	171	-	-	8,517
Segment profit / (loss)	46,018	1,000	47,018	(49)	(113)	-	46,856
Reportable assets	158,263	451,267	609,530	(692)	-	18,361	627,199
Reportable liabilities	-	(403,184)	(403,184)	-	-	(101,360)	(504,544)
Net reportable assets	158,263	48,083	206,346	(692)	-	(82,999)	122,655

	June 30, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	15,055	73,537	88,592	(93)	3,706	(24)	92,181
Costs	(3,176)	(52,426)	(55,602)	66	(3,855)	-	(59,391)
Gross profit / (loss)	11,879	21,111	32,990	(27)	(149)	(24)	32,790
Net (loss) / gain from fair value adjustment of investment properties	(39,607)	892	(38,715)	838	-	-	(37,877)
General and administrative expenses	(2,674)	(8,031)	(10,705)	18	-	44	(10,643)
Selling expenses	(1,085)	(11,192)	(12,277)	7	-	-	(12,270)
Other operating results, net	(660)	742	82	194	17	(20)	273
(Loss) / profit from operations	(32,147)	3,522	(28,625)	1,030	(132)	-	(27,727)
Share of (loss) of associates and joint ventures	(6,031)	(150)	(6,181)	(1,019)	-	-	(7,200)
Segment (loss) / profit	(38,178)	3,372	(34,806)	11	(132)	-	(34,927)
Reportable assets	111,562	535,565	647,127	(609)	-	31,842	678,360
Reportable liabilities	-	(461,015)	(461,015)	-	-	(94,689)	(555,704)
Net reportable assets	111,562	74,550	186,112	(609)	-	(62,847)	122,656

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	13,872	60,057	73,929	(109)	4,387	(20)	78,187
Costs	(2,802)	(41,935)	(44,737)	70	(4,445)	-	(49,112)
Gross profit / (loss)	11,070	18,122	29,192	(39)	(58)	(20)	29,075
Net gain from fair value adjustment of investment properties	20,216	-	20,216	(1,056)	-	-	19,160
General and administrative expenses	(2,337)	(7,233)	(9,570)	40	-	33	(9,497)
Selling expenses	(1,125)	(10,639)	(11,764)	15	-	-	(11,749)
Other operating results, net	(54)	2,136	2,082	42	(2)	(13)	2,109
Profit / (loss) from operations	27,770	2,386	30,156	(998)	(60)	-	29,098
Share of (loss) of associates and joint ventures	(4,228)	(422)	(4,650)	928	-	-	(3,722)
Segment profit / (loss)	23,542	1,964	25,506	(70)	(60)	-	25,376
Reportable assets	152,903	563,654	716,557	307	-	25,189	742,053
Reportable liabilities	-	(479,056)	(479,056)	-	-	(103,129)	(582,185)
Net reportable assets	152,903	84,598	237,501	307	-	(77,940)	159,868

(1) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 17, Ps. 8,659 and Ps. 5,453, as of June 30, 2020, 2019 and 2018, respectively.

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2020, 2019 and 2018:

	June 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,935	2,358	735	2,021	11	-	78	11,138
Costs	(567)	(138)	(671)	(1,245)	(12)	-	(98)	(2,731)
Gross profit / (loss)	5,368	2,220	64	776	(1)	-	(20)	8,407
Net (loss) / gain from fair value adjustment of investment properties	(2,105)	23,285	12,179	-	-	-	635	33,994
General and administrative expenses	(829)	(221)	(228)	(365)	(110)	(282)	(117)	(2,152)
Selling expenses	(709)	(84)	(197)	(230)	-	-	(11)	(1,231)
Other operating results, net	(38)	(29)	(27)	(20)	-	-	67	(47)
Profit / (loss) from operations	1,687	25,171	11,791	161	(111)	(282)	554	38,971
Share of profit of associates and joint ventures	-	-	-	-	7,377	-	(330)	7,047
Segment profit	1,687	25,171	11,791	161	7,266	(282)	224	46,018

Investment properties and trading properties	49,109	62,793	32,171	-	307	-	1,442	145,822
Investment in associates and joint ventures	-	-	532	-	2,004	-	6,737	9,273
Other operating assets	276	211	753	1,838	-	-	90	3,168
Operating assets	49,385	63,004	33,456	1,838	2,311	-	8,269	158,263

From all the revenues corresponding to the Operations Center in Argentina, Ps. 11,127 are originated in Argentina, and Ps. 11 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 155,377 are located in Argentina and Ps. 2,886 in other countries, principally in USA for Ps. 2, 311 and Uruguay for Ps. 575.

	June 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	8,541	2,238	1,119	2,953	14	-	190	15,055
Costs	(776)	(131)	(526)	(1,586)	(6)	-	(151)	(3,176)
Gross profit	7,765	2,107	593	1,367	8	-	39	11,879
Net (loss) / gain from fair value adjustment of investment properties	(40,581)	616	726	-	6	-	(374)	(39,607)
General and administrative expenses	(945)	(212)	(283)	(492)	(110)	(519)	(113)	(2,674)
Selling expenses	(530)	(99)	(119)	(316)	-	-	(21)	(1,085)
Other operating results, net	(110)	(40)	(286)	114	(24)	-	(314)	(660)
(Loss) / profit from operations	(34,401)	2,372	631	673	(120)	(519)	(783)	(32,147)
Share of profit of associates and joint ventures	-	-	(37)	-	(3,679)	-	(2,315)	(6,031)
Segment (loss) / profit	(34,401)	2,372	594	673	(3,799)	(519)	(3,098)	(38,178)

Investment properties and trading properties	50,365	31,679	27,758	1,901	270	-	1,062	113,035
Investment in associates and joint ventures	10	57	443	-	(7,222)	-	4,985	(1,727)
Other operating assetsInvestment	43	1	184	26	-	-	-	254
Operating assets	50,418	31,737	28,385	1,927	(6,952)	-	6,047	111,562

From all the revenues corresponding to the Operations Center in Argentina, included in the segments Ps. 14,563 are originated in Argentina, Ps. 478 are originated in Uruguay and Ps. 14 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the

IRSA Inversiones y Representaciones Sociedad Anónima

 Operations Center in Argentina segments, Ps. 117,932 are located in Argentina and Ps. (6,370) in other countries, principally in USA for Ps. (6,952) and Uruguay for Ps. 582.

	June 30, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	9,750	1,332	300	2,446	-	-	44	13,872
Costs	(829)	(105)	(149)	(1,670)	-	-	(49)	(2,802)
Gross profit / (loss)	8,921	1,227	151	776	-	-	(5)	11,070
Net gain from fair value adjustment of investment properties	6,266	6,250	7,338	-	-	-	362	20,216
General and administrative expenses	(853)	(218)	(198)	(487)	(118)	(385)	(78)	(2,337)
Selling expenses	(607)	(142)	(58)	(311)	-	-	(7)	(1,125)
Other operating results, net	(105)	(22)	138	(40)	(58)	-	33	(54)
Profit / (loss) from operations	13,622	7,095	7,371	(62)	(176)	(385)	305	27,770
Share of profit of associates and joint ventures	-	-	4	-	(4,425)	-	193	(4,228)
Segment profit / (loss)	13,622	7,095	7,375	(62)	(4,601)	(385)	498	23,542

Investment properties and trading properties	90,196	28,576	25,149	2,008	197	-	1,333	147,459
Investment in associates and joint ventures	10	57	446	-	(3,869)	-	8,524	5,168
Other operating assets	57	3	189	27	-	-	-	276
Operating assets	90,263	28,636	25,784	2,035	(3,672)	-	9,857	152,903

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 155,890 are located in Argentina and Ps. (2,987) in other countries, principally in USA for Ps. (3,672) and Uruguay for Ps. 685 million.

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the years ended June 30, 2020, 2019 and 2018:

	June 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	12,954	-	64,838	-	-	3,845	81,637
Costs	(6,787)	-	(47,231)	-	-	(2,278)	(56,296)
Gross profit	6,167	-	17,607	-	-	1,567	25,341
Net loss from fair value adjustment of investment properties	(2,989)	-	-	-	-	-	(2,989)
General and administrative expenses	(812)	-	(5,519)	-	(1,071)	(1,362)	(8,764)
Selling expenses	(223)	-	(11,887)	-	-	(434)	(12,544)
Impairment of associates and joint ventures	(2,470)	-	-	-	-	-	(2,470)
Other operating results, net	(296)	-	501	-	(48)	970	1,127
(Loss) / profit from operations	(623)	-	702	-	(1,119)	741	(299)
Share of profit / (loss) of associates and joint ventures	1,495	1,063	(265)	-	-	(994)	1,299
Segment profit / (loss)	872	1,063	437	-	(1,119)	(253)	1,000

Operating assets	152,941	28,090	140,025	3,377	17,911	108,923	451,267
Operating liabilities	(146,331)	-	(106,076)	-	(111,649)	(39,128)	(403,184)
Operating assets (liabilities), net	6,610	28,090	33,949	3,377	(93,738)	69,795	48,083

	June 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	14,392	-	57,506	-	-	1,639	73,537
Costs	(9,121)	-	(42,424)	-	-	(881)	(52,426)
Gross profit	5,271	-	15,082	-	-	758	21,111
Net gain from fair value adjustment of investment properties	892	-	-	-	-	-	892
General and administrative expenses	(707)	-	(4,779)	-	(1,058)	(1,487)	(8,031)
Selling expenses	(197)	-	(10,562)	-	-	(433)	(11,192)
Other operating results, net	-	-	397	-	-	345	742
Profit / (loss) from operations	5,259	-	138	-	(1,058)	(817)	3,522
Share of profit / (loss) of associates and joint ventures	37	717	-	-	-	(904)	(150)
Segment profit / (loss)	5,296	717	138	-	(1,058)	(1,721)	3,372

Operating assets	303,425	23,013	109,380	22,638	41,536	35,573	535,565
Operating liabilities	(235,553)	-	(84,800)	-	(126,585)	(14,077)	(461,015)
Operating assets (liabilities), net	67,872	23,013	24,580	22,638	(85,049)	21,496	74,550

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	9,497	-	49,066	-	-	1,494	60,057
Costs	(5,957)	-	(35,189)	-	-	(789)	(41,935)
Gross profit	3,540	-	13,877	-	-	705	18,122
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(578)	-	(4,594)	-	(854)	(1,207)	(7,233)
Selling expenses	(200)	-	(10,059)	-	-	(380)	(10,639)
Other operating results, net	256	-	772	-	1,141	(33)	2,136
Profit / (loss) from operations	3,018	-	(4)	-	287	(915)	2,386
Share of profit / (loss) of associates and joint ventures	158	-	-	-	-	(580)	(422)
Segment profit / (loss)	3,176	-	(4)	-	287	(1,495)	1,964

Operating assets	298,031	29,579	110,723	27,247	47,432	50,642	563,654
Operating liabilities	(231,693)	-	(86,280)	-	(155,567)	(5,516)	(479,056)
Operating assets (liabilities), net	66,338	29,579	24,443	27,247	(108,135)	45,126	84,598

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 82,707 are located in USA
(Ps. 74,170 in 2019 and Ps. 77,664 in 2018), Ps. 0 (Ps. 1,979 in 2019 and Ps. 2,333 in 2018) in India and the remaining are located in Israel.

7.            Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	Direct interest of non-controlling interest % (1)	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests
	June 30, 2020
Elron	38.94%	3,377	3,966	509	142	6,692	4,149
PBC	27.60%	79,327	112,404	26,138	118,789	46,804	19,263
Cellcom (2)	53.80%	54,777	79,796	31,386	74,691	28,496	17,920
Mehadrin	56.25%	13,038	17,839	13,954	3,336	13,587	8,136
IRSA CP	19.35%	14,925	129,578	16,423	52,507	75,573	4,089
June 30, 2019
Elron	38.94%	4,521	3,770	529	69	7,693	4,624
PBC	31.20%	63,904	236,440	25,708	208,515	66,121	47,766
Cellcom (2)	55.90%	45,957	59,076	27,278	57,524	20,231	12,777
IRSA CP	16.20%	24,563	91,204	5,797	51,924	58,046	3,113

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	June 30, 2020
Elron	-	(1,774)	(1,864)	5,540	(776)	350	874	448	-
PBC	12,310	12,648	12,165	19,586	6,328	23,872	(20,243)	9,957	1,684
Cellcom (2)	56,076	(2,068)	(2,100)	534	14,914	(7,425)	(6,323)	1,166	-
Mehadrin	1,952	106	123	251	246	(70)	(246)	(70)	17
IRSA CP	8,563	18,153	18,405	1,064	4,890	(2,879)	(3,561)	(1,550)	663
June 30, 2019
Elron	-	(1,056)	(909)	2,122	(1,012)	207	1,338	533	-
PBC	18,061	6,953	7,575	5,230	9,081	1,072	2,926	13,079	2,337
Cellcom (2)	47,535	(1,524)	(1,538)	(1,352)	10,025	(8,614)	1,666	3,077	-
IRSA CP	10,826	(25,923)	(25,923)	(150)	5,588	(4,958)	(2,631)	(2,001)	870

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

In November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V. acquired all the shares owned by IDBD in DIC (See note 4). Thus, the section required by the aforementioned law for the year 2017 is completed.

Prior to December 31, 2019 the Group lost control over Gav-Yam and in March 2020 it acquired control over Mehadrin, thus complying with the above-mentioned law.

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

8.            Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2020 and 2019 were as follows:

	June 30, 2020	June 30, 2019
Beginning of the year	35,780	52,177
Adjustment as of previous periods (IFRS 9 and IAS 28)	(1,979)	(153)
Increase in equity interest in associates and joint ventures	3,342	697
Capital contributions	2,702	131
Capital reduction	(106)	(672)
Decrease of interest in associate	-	(7,178)
Deconsolidation (i)	29,176	-
Share of profit / (loss)	8,667	(7,200)
Currency translation adjustment	53	(404)
Dividends	(1,820)	(1,718)
Other comprehensive income	(1,244)	-
Reclassification to held-for-sale	(2,070)	-
Others	(3)	(112)
Incorporation by business combination	1,879	212
End of the year (ii)	74,377	35,780

(i)
See Note 4.
(ii)
Includes Ps. (17) and Ps. (8,659) reflecting interests in companies with negative equity as of June 30, 2020 and 2019, respectively, which are disclosed in “Provisions” (see Note 19).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2020 and 2019, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2020, 2019 and 2018:

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	June 30, 2020	June 30, 2019	June 30, 2018	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2018
Associates
New Lipstick	49.96%	49.96%	49.90%	467	(8,659)	7,633	(3,199)	(5,292)
BHSA (1)	29.91%	29.91%	29.91%	4,073	4,451	(380)	(2,411)	416
Condor (2)	18.89%	18.89%	28.10%	1,481	1,392	120	39	596
PBEL	45.00%	45.40%	45.40%	-	1,979	-	(117)	416
Shufersal (4)	26.02%	26.02%	33.56%	28,111	23,013	5,215	297	-
Mehadrin	N/A	45.41%	45.41%	-	4,845	-	(111)	1,276
Gav-Yam	34.90%	N/A	N/A	27,277	0,00%	(786)	-	-
Quality (3)	50.00%	50.00%	50.00%	2,101	1,869	185	(583)	876
La Rural SA	50.00%	50.00%	50.00%	203	101	102	144	(44)
TGLT	30.50%	N/A	N/A	2,059	-	(116)	-	-
Other associates and joint ventures	N/A	N/A	N/A	8,605	6,789	(3,253)	(1,663)	1,281
Total associates and joint ventures				74,377	35,780	8,720	(7,604)	(475)

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) 179	(*) (31)
BHSA (1)	Argentina	Financial	448,689,072	(***) 1,500	(***) (1,272)	(***) 13,186
Condor (2)	EE.UU.	Hotel	2,245,100	(*) 232	(*) (9)	(*) 86
PBEL	India	Real estate	(**) 1	(**) (2)	(**) -	(**) (2)
Shufersal (4)	Israel	Retail	123,917,650	(**) 1,399	(**) 310	(**) 1,930
Mehadrin	Israel	Agropecuaria	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Inmobiliaria	639,727	(**) 1,356	(**) 411	(**) 3,496
Quality (3)	Argentina	Real estate	163,039,244	326	370	4,140
La Rural SA	Argentina	Organization of events	714,498	1	224	327
TGLT	Argentina	Real estate	279,502,813	925	(311)	6,004
Other associates and joint ventures			-	N/A	N/A	N/A

(1)
BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is 17.15 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.
(2)
Condor is an investment company focused on US hotels. The price of its shares as of June 30, 2020 is US$ 4.10 per share.
(3)
Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(4)
Shufersal is a company that has supermarkets and pharmacies in Israel, the market price of the share is NIS 22,59 as of June 30, 2020.

 (*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
The balances as of June 30, 2020 correspond to the Financial Statements of BHSA prepared in accordance with BCRA standards.

New Lipstick:

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognised the liability associated to the ground lease, as well as all assets and liabilities associated to the building and the administration. Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

Gav-Yam

Considering that, on June 30, 2020, the market value of Gav-Yam was lower than its carrying value, PBC management considered whether there may be signs of impairment of the investment in such company. Based on the management´s review, with the assistance of external advisors, PBC considered that there was no evidence of investment impairment. Some of the factors considered are listed below:

●
The price of Gav-Yam shares has been significantly volatile since mid-March 2020; therefore, the fact that the market cap of the company was lower than the carrying value as of June 30, 2020 has not been considered as tantamount to a significant or sustained decrease;

IRSA Inversiones y Representaciones Sociedad Anónima

●
On August 4, 2020, Aharon Frenkel purchased approximately 8.6% of Gav-Yam´s capital stock at a value of NIS 2,091/share, which circumstance reinforces the management´s conclusions;
●
Gav-Yam income as of March 31, 2020 and June 30, 2020 show that Gav-Yam is a stable company with a high quality and wide-ranging client portfolio.

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
As of 06.30.20
Associates
BHSA	76,869	43,610	102,290	4,629	13,560	29.91%	4,056	17	4,073
Gav-Yam	41,963	165,878	19,791	117,752	70,298	34.90%	24,534	2,743	27,277
Shufersal	73,348	187,032	91,899	129,224	39,257	26.02%	10,213	17,898	28,111
Joint ventures
Quality Invest (ii)	4	5,525	87	1,302	4,140	50.00%	2,070	31	2,101
As of 06.30.19
Associates
BHSA	87,189	30,774	89,514	15,288	13,161	29.91%	3,936	515	4,451
PBEL	3,173	853	632	12,128	(8,734)	45.00%	(3,930)	5,909	1,979
Shufersal	51,741	89,475	54,708	54,794	31,714	26.02%	8,252	14,761	23,013
Joint ventures
Quality Invest (ii)	25	4,922	119	1,153	3,675	50.00%	1,838	31	1,869
Mehadrin	11,890	15,318	13,067	3,719	10,422	45.41%	4,733	112	4,845

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
As of 06.30.20 (i)
Associates
BHSA	13,033	(1,272)	(1,272)	-	4,656	37	(3,465)	1,228
Gav-Yam	11,551	6,765	5,456	3,587	5,086	(5,723)	15,869	15,232
Shufersal	218,000	5,046	4,500	1,435	21,874	(2,709)	(13,793)	5,372
Joint ventures
Quality Invest (ii)	18	370	370	-	(89)	-	89	-
As of 06.30.19 (i)
Associates
BHSA	17,451	879	879	286	167	(70)	(1,922)	(1,825)
PBEL	13	(260)	(319)	-	57	239	(306)	(10)
Shufersal	165,639	3,164	3,147	2,448	4,458	(11,530)	1,396	(5,676)
Joint ventures
Quality Invest (ii)	36	(1,167)	(1,167)	-	(124)	-	124	-
Mehadrin	17,329	775	819	-	672	(277)	(1,262)	(867)

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

As of June 30, 2020, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of Ps. 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2020, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2020 and 2019 amounted to Ps. 5,933, Ps. 5,521, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:


The Group considered 7 years as the horizon for the projection of BHSA cash flows.

The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.

IRSA Inversiones y Representaciones Sociedad Anónima


The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.

The discount rate used to discount actual dividend flows was 13.82% in 2020 and 14.37% in 2019.

The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of Ps. 536 for 2020 and of Ps.503 for 2019.

Puerto Retiro (joint venture):

At present, this 8.3-hectare plot of land, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgment were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice.

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

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register in fiscal year 2019 an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

IRSA Inversiones y Representaciones Sociedad Anónima

9.            Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2020 and 2019 were as follows:

	June 30, 2020		June 30, 2019
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	43,925	289,600	36,378	325,558
Adjustments previous periods (IFRS 16)	-	426	-	-
Additions	3,540	1,838	5,165	6,446
Activation of financial costs	81	-	217	16
Capitalized leasing costs	4	16	11	4
Amortization of capitalized leasing costs (i)	(6)	(9)	(9)	(13)
Transfers / Reclassification to assets held for sale	4,551	(28,781)	(696)	1,129
Incorporation by business combination	-	244	-	-
Deconsolidation (ii)	(1,694)	(155,846)	-	-
Disposals	(1,740)	(13,412)	(71)	(3,676)
Currency translation adjustment	14	53,462	(66)	(2,981)
Net (loss)/ gain from fair value adjustment	28,273	3,061	2,996	(36,883)
Fair value at the end of the year	76,948	150,599	43,925	289,600

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 23).
(ii) $ 1,694 corresponds to La Maltería and $ 155,846 to Gav-Yam

The following is the balance by type of investment property of the Group as of June 30, 2020 and 2019:

	06.30.2020	06.30.2019
Rental properties	192,684	298,702
Undeveloped parcels of land	27,534	28,507
Properties under development	7,329	6,316
TOTAL	227,547	333,525

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 18,169, Ps. 15,370 as June 30, 2020 and 2019, respectively.

The following amounts have been recognized in the Statements of Income:

	06.30.2020	06.30.2019	06.30.2019
Rental and services income	19,560	22,689	21,631
Direct operating expenses	(8,702)	(8,094)	(7,685)
Development reimbursements / (expenses)	121	(87)	(4,133)
Net realized gain from fair value adjustment of investment properties (i)	1,080	901	542
Net unrealized gain from fair value adjustment of investment properties	30,130	(38,778)	18,633

(i) As of June 30, 2020, $ 468 corresponds to the result realized in previous years. As of June 30, 2018, $ 15 corresponds to results realized in previous years.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

● Future cash flow projected income based on the current locations, type and quality of the properties, backed by the lease agreements that the Company has signed with its tenants. The Company's revenues are equal to the higher of: i) a Minimum Insured Fixed Value (“VMA”) and ii) a percentage of the tenant's sales in each Shopping Mall. Accordingly, estimates of the evolution of the Gross Domestic Product (“GDP) and the Inflation of the Argentine economy, as provided by an external consultant were used to estimate the evolution of tenant sales, which have a high correlation with these macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Market Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina (BCRA) aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.
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
● The estimation of the WACC discount rate was determined according to the following components:

a) United State Governments Bonds risk-free rate;
b)Industry beta, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c) Argentine country risk considering the EMBI + Index; and
d)Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA CP, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 34 to these consolidated financial statements).

At present, purchase and sales transactions for office buildings may be settled in Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. However, due to the restrictions applicable to access to dollars to which market participant are subject (most of them are domestic companies and local subsidiaries of foreign companies, all of them subject to the foreign exchange restrictions described above), the chances that a natural person or legal entity may obtain the funds required to execute a transaction in dollars are remote. Consequently, the most probable scenario is that any sale of office buildings/reserves be settled in Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Company prior to and after the closing of these financial statements. (See Note 4 and Note 35 to the consolidated financial statements). Therefore, the Company has valued its office buildings and land reserves as of the fiscal year-end taking into account the circumstances described above, which represents a gain with respect to the values previously recorded.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

● The provisions of the construction contract.
● The stage of completion.
● Whether the project / property is standard (typical for the market) or non-standard.
● The level of reliability of cash inflows after completion.
● The specific development risk of the property.
● Previous experience with similar constructions.
● Status of construction permits.

There were no changes in the valuation techniques during the year.

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

There were no changes in valuation techniques during the years ended June 30, 2020 and 2019.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				Sensitivity (i)
				06.30.20		06.30.19
Description	Valuation technique	Parameters	Range fiscal year 2019 / (2018)		Decrease	Increase	Decrease
Rental properties in Israel - Offices (Level 3)	Discounted cash flows	Discount rate	7.50% to 9.75% /	(406)	539
			(7.00% to 9.00% )			(3,816)	4,353
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 77 / (NIS 63)/	366	(366)
						6,713	(6,713)
Rental properties in Israel - Commercial use (Level 3)	Discounted cash flows	Discount rate	7.50% to 7.80% /	-198	261
			(7.00% to 9.00%)			(1,931)	2,207
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 41 / (NIS 87)	165	(165)
						3,047	(3,047)
Rental properties in Israel - Industrial use (Level 3)	Discounted cash flows	Discount rate	N/A	N/A	N/A
			(7.75% to 9.00%)			(717)	815
		Weighted average rental value per square meter (m2) per month, in NIS	N/A / (NIS 31)	N/A	N/A
						1,731	(1,731)
Rental properties in USA - HSBC Building (Level 3)	Discounted cash flows	Discount rate	4.75% / (6.25%)	(6,059)	7,507	(2,181)	2,31
		Weighted average rental value per square meter (m2) per month, in US$	US$ 79 / (US$ 73)	6,284	(6,284)
						4,772	(4,772)
Rental properties in USA - Las Vegas project (Level 3)	Discounted cash flows	Discount rate	6.50% / (8.50%)	(1,792)	2,512	(467)	493
		Weighted average rental value per square meter (m2) per month, in US$	US$ 25 / (US$ 33)	(1,307)	1,307
						586	(586)
Shopping Malls in Argentina (Level 3)	Discounted cash flows	Discount rate	12.18% / (12.10%)	(4,252)	5,207	(4,668)	5,821
		Growth rate	2.3% / (3%)	2,027	-1,655	2,195	(1,761)
		Inflation	(*)	8,852	(7,282)	4,088	(3,742)
		Devaluation	(*)	(4,115)	5,03	(4,338)	6,237
Plot of land in Argentina (Level 3)	Comparable with incidence adjustment	Value per square meter (m2)	Ps. 30,148 / (Ps. 14,312)	2,159	(2,159)	1,336	(1,336)
		% of incidence	30% / (30%)	7,196	(7,196)	4,458	(4,458)
Properties under development in Israel (Level 3)	Estimated fair value of the investment property after completing the construction	Weighted average construction cost per square meter (m2) in NIS	5,787 NIS/m2 /
			(5,787 NIS/m2)
		Annual weighted average discount rate	7.00% to 9.00% /	(1,307)	1,307
			(7.00% to 9.00%)			(918)	918

(*) For the next 5 years, an average AR$ / US$ exchange rate with an upward trend was considered, starting at Ps. 59.81 (corresponding to the year ended June 30, 2020) and arriving at Ps.243.89. In the long term, a nominal devaluation rate of 2.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2020) and stabilizes at 23.2% after 5 years.
(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 10% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

10.         Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2020 and 2019 were as follows:

	Year ended June 30, 2020
	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total
Net book amount at the June 30, 2018	-	4,164	763	21,386	5,278	31,591
Costs	-	10,363	2,322	87,309	10,210	110,204
Accumulated depreciation	-	(6,199)	(1,559)	(65,923)	(4,932)	(78,613)
Balances at June 30, 2018	-	4,164	763	21,386	5,278	31,591
Additions	-	174	97	4,599	2,274	7,144
Disposals	-	-	(1)	(43)	(16)	(60)
Currency translation adjustment	-	(94)	(20)	(559)	(46)	(719)
Transfer	-	190	19	-	(197)	12
Depreciation charges (ii)	-	(432)	(93)	(3,786)	(1,752)	(6,063)
Net book amount at the June 30, 2019	-	4,002	765	21,597	5,541	31,905
Costs	-	10,632	2,417	91,306	12,226	116,581
Accumulated depreciation	-	(6,630)	(1,652)	(69,709)	(6,685)	(84,676)
Balances at June 30, 2019	-	4,002	765	21,597	5,541	31,905
Additions	36	451	66	3,417	1,702	5,672
Disposals	-	(62)	(5)	(3,197)	(41)	(3,305)
Incorporation by business combination	4,024	1,614	377	-	93	6,108
Deconsolidation	-	(423)	(594)	-	(44)	(1,061)
Reclassification to assets assets held for sale	-	(274)	-	-	-	(274)
Currency translation adjustment	311	488	190	3,551	1,283	5,823
Transfers	-	(245)	(15)	377	(377)	(260)
Depreciation charges (ii)	(18)	(398)	(80)	(4,631)	(1,751)	(6,878)
Net book amount at the June 30, 2020	4,353	5,153	704	21,114	6,406	37,730
Costs	9,499	12,078	4,483	100,931	12,893	139,884
Accumulated depreciation	(5,146)	(6,925)	(3,779)	(79,817)	(6,487)	(102,154)
Balances at June 30, 2020	4,353	5,153	704	21,114	6,406	37,730

(i) Includes furniture and fixtures and vehicles.
(ii) As of June 30, 2020 and 2019, depreciation charges of property, plant and equipment were recognized: Ps. 5,938 and Ps. 5,547 in "Costs", Ps. 776 and Ps. 409 in "General and administrative expenses" and Ps. 152 and Ps. 107 in "Selling expenses", respectively in the Statements of Income (Note 23). In addition, a depreciation charge in the amount of Ps. 4,016, was recognized in "Discontinued operations" as of June 30, 2018. Likewise, a charge of $ 12 has been made in “Discontinued operations” as of June 30, 2020.

IRSA Inversiones y Representaciones Sociedad Anónima

11.         Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2020 and 2019 were as follows:

	Year ended June 30, 2020
	Completed properties	Properties under development	Undeveloped sites (i)	Total
At June 30, 2018	5,846	12,124	4,099	22,069
IFRS 15 adjustments	(1,558)	(6,767)	-	(8,325)
Additions	-	3,603	61	3,664
Capitalized financial costs	-	17	-	17
Currency translation adjustment	(635)	(497)	(219)	(1,351)
Transfers	3,470	(2,803)	(615)	52
Impairment	-	-	(46)	(46)
Disposals	(4,438)	(3,283)	-	(7,721)
At June 30, 2019	2,685	2,394	3,280	8,359
Additions	24	1,722	563	2,309
Desconsolidation	-	(155)	-	(155)
Capitalized financial costs	-	12	-	12
Currency translation adjustment	301	31	544	876
Transfers	1,238	(990)	(33)	215
Disposals	(2,224)	(2,185)	(35)	(4,444)
At June 30, 2020	2,024	829	4,319	7,172

	June 30, 2020	June 30, 2019
Non-current	4,856	7,836
Current	2,316	523
Total	7,172	8,359

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

12.         Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2020 and 2019 were as follows:

	Year ended June 30, 2020
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance at June 30, 2018	6,929	6,842	2,616	5,117	3,705	2,361	27,570
Costs	6,929	7,265	9,719	15,397	6,935	6,427	52,672
Accumulated amortization	-	(423)	(7,103)	(10,280)	(3,230)	(4,066)	(25,102)
Net book amount at June 30, 2018	6,929	6,842	2,616	5,117	3,705	2,361	27,570
Additions	-	-	-	16	1,516	2,190	3,722
Impairment	(184)	-	-	-	-	-	(184)
Disposals	-	-	-	-	(61)	-	(61)
Currency translation adjustment	(185)	(202)	(98)	(312)	(57)	50	(804)
Amortization charges (iii)	-	(123)	(216)	(1,670)	(1,289)	(1,342)	(4,640)
Balance at June 30, 2019	6,560	6,517	2,302	3,151	3,814	3,259	25,603
Costs	6,560	7,063	9,467	20,279	6,452	8,611	58,432
Accumulated amortization	-	(546)	(7,165)	(17,128)	(2,638)	(5,352)	(32,829)
Net book amount at June 30, 2019	6,560	6,517	2,302	3,151	3,814	3,259	25,603
Additions	-	-	-	-	1,543	2,965	4,508
Disposals	-	-	-	(18)	(137)	(64)	(219)
Deconsolidation	(3,259)	-	-	-	(22)	-	(3,281)
Assets incorporated by business combination	-	-	-	38	19	-	57
Currency translation adjustment	2,342	1,233	397	432	682	691	5,777
Amortization charges (iii)	-	(122)	(279)	(1,128)	(1,676)	(1,456)	(4,661)
Balance at June 30, 2020	5,643	7,628	2,420	2,475	4,223	5,395	27,784
Costs	5,643	8,421	11,289	23,731	7,914	13,363	70,361
Accumulated amortization	-	(793)	(8,869)	(21,256)	(3,691)	(7,968)	(42,577)
Net book amount at June 30, 2020	5,643	7,628	2,420	2,475	4,223	5,395	27,784

(iii) Amortization charge was recognized in the amount of Ps. 352 and Ps. 1.052 under "Costs", in the amount of Ps. 1,636 and Ps. 1,349 under "General and administrative expenses" and Ps. 2,700 and Ps. 2,238 under "Selling expenses" as of June 30, 2020 and 2019, respectively in the Statements of Income (Note 24).

The goodwill allocated to telecommunication in Israel amounts to NIS 268 (Ps. 5,451 at the exchange rate at the end of the financial year 2020), the one assigned to supermarkets amounted to NIS 192 and the assigned to Israel real state amounted to NIS 113. The rest is goodwill that is allocated to the real estate segment of Argentina. The only remained goodwill is the one allocated to Telecomunication.

IRSA Inversiones y Representaciones Sociedad Anónima

Goodwill impairment test

The Group performs an annual impairment test of the goodwill. For fiscal year 2020, the recoverable value obtained for said test corresponding to the CGUs where the goodwill is assigned (Israel's Telecommunications) was calculated based on the fair value (market value) minus the costs of sale.

For the fiscal year 2019, based on the significant decrease in the market value of Cellcom and its results in the last financial year, caused by the greater competition in the cell phone market in Israel as a result of the entry of new competitors, the Group calculated the recoverable value at the end of the year of the telecommunications CGU based on the value in use of the assets. This test resulted in the goodwill attributable to Cellcom for an amount of Ps. 4,569 (NIS 268) being recoverable.

The value in use as of June 30, 2019, was determined by an independent appraiser and was estimated at Ps. 84,159 (NIS 4,936). There was no impairment.

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

The recoverable amount of the CGU would be equal to the book value in the scenarios in which the relevant variables are the following, in the event that the rest of the variables remain constant:

Annual net discount rate after taxes 9.20%
ARPU (average monthly income per user) during the representative term (excludes income from international hosting and roaming) NIS 53

13.         Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2020 and June 30, 2019:

	June 30, 2020	June 30, 2019
Real Estate	4,116	-
Telecommunications	11,004	-
Machinery and equipment	13	-
Others	4,726	-
Total Right-of-use assets	19,859	-
Non-current	19,859	-
Total	19,859	-

IRSA Inversiones y Representaciones Sociedad Anónima

Changes in the Group´s rights of use during the fiscal year ended June 30, 2020, were as follows:

	June 30, 2020	June 30, 2019
IFRS 16 inicial adjustments	14,124	-
Additions (i)	8,091	-
Transfer	158	-
Amortization charges	(4,711)	-
Deconsolidation	(42)	-
Currency translation adjustment	2,239	-
Total	19,859	-

(i) includes incorporation by business combination

Depreciation charge for rights of use is detailed below:

	June 30, 2020	June 30, 2019
Real Estate	538	-
Telecommunications	3,155	-
Others	1,018	-
Total depreciation of right-of-use assets	4,711	-

Other charges to income related to rights of use were as follows: Ps. 509 (interest)

June 30, 2020
Interests	(509)
Results from short-term leases	19,560

  The average discount rate and the term of liability for lease recognized as of June 30, 2020 are detailed below:

	Center of Operations in Argentina	Center of Operations in Israel
Average discount rate	Maturity date	Average discount rate	Maturity date
10.61%	2023-2041	3%	2022-2090

14.         Financial instruments by category

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

IRSA Inversiones y Representaciones Sociedad Anónima

According to the Group’s policy, transfers among the several categories of valuation are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2020 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	49,356	-	-	-	49,356	14,650	64,006
Investments in financial assets:
- Public companies’ securities	-	574	230	-	804	-	804
- Private companies’ securities	-	-	-	2,909	2,909	-	2,909
- Deposits	956	61	-	-	1,017	-	1,017
- Bonds	-	9,233	1,444	-	10,677	-	10,677
- Investments in financial assets with quotation	-	6,498	810	232	7,540	-	7,540
Derivative financial instruments:
- Foreign-currency future contracts	-	-	129	-	129	-	129
- Others	62	-	20	142	224	-	224
Restricted assets (i)	8,080	-	-	-	8,080	-	8,080
Financial assets available for sale:
- Clal	-	3,377	-	-	3,377	-	3,377
Cash and cash equivalents:
- Cash at bank and on hand	24,673	-	-	-	24,673	-	24,673
- Short-term investments	62,626	3,060	-	-	65,686	-	65,686
Total assets	145,753	22,803	2,633	3,283	174,472	14,650	189,122

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	24,986	-	-	-	24,986	6,855	31,841
Borrowings (excluding finance leases)	376,159	-	-	-	376,159	-	376,159
Derivative financial instruments:
- Foreign-currency future contracts	-	-	138	-	138	-	138
- Others	-	-	956	20	976	-	976
- Forwards	-	-	61	-	61	-	61
Total liabilities	401,145	-	1,155	20	402,320	6,855	409,175

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	41,431	-	-	-	41,431	11,123	52,554
Investments in financial assets:
- Public companies’ securities	-	1,368	197	40	1,605	-	1,605
- Private companies’ securities	-	-	-	2,610	2,610	-	2,610
- Deposits	5,236	51	-	-	5,287	-	5,287
- Bonds	-	23,908	1,518	1,426	26,852	-	26,852
- Investments in financial assets with quotation	-	13,199	623	-	13,822	-	13,822
Derivative financial instruments
- Foreign-currency future contracts	-	-	41	-	41	-	41
- Others	-	-	18	136	154	-	154
Restricted assets (i)	10,662	-	-	-	10,662	-	10,662
Financial assets available for sale:
- Clal	-	22,637	-	-	22,637	-	22,637
Cash and cash equivalents:
- Cash at bank and on hand	9,612	-	-	-	9,612	-	9,612
- Short term investments	74,873	1,958	-	-	76,831	-	76,831
Total assets	141,814	63,121	2,397	4,212	211,544	11,123	222,667

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	21,107	-	-	-	21,107	7,926	29,033
Borrowings (excluding finance leases)	446,675	-	-	-	446,675	-	446,675
Derivative financial instruments:
- Swaps	-	-	192	-	192	-	192
- Others	-	-	1,244	69	1,313	-	1,313
Total liabilities	467,782	-	1,436	69	469,287	7,926	477,213

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

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2020			As of June 30, 2019
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	51,563	(2,207)	49,356	43,592	(2,161)	41,431
Financial liabilities
Trade and other payables	27,193	(2,207)	24,986	23,269	(2,162)	21,107

IRSA Inversiones y Representaciones Sociedad Anónima

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income (i)	964	-	964
Interest expense (i)	(20,460)	-	(20,460)
Foreign exchange gains, net (i)	(6,274)	-	(6,274)
Dividend income	168	-	168
Fair value gain on financial assets at fair value through profit or loss (i)	-	(10,479)	(10,479)
Gain on derivative financial instruments, net (i)	-	(467)	(467)
Other finance costs (i)	2,776	-	2,776
Total financial instruments	(22,826)	(10,946)	(33,772)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2019
Interest income (i)	955	-	955
Interest expense (i)	(19,802)	-	(19,802)
Foreign exchange gains, net (i)	1,248	-	1,248
Dividend income	97	-	97
Fair value gain on financial assets at fair value through profit or loss (i)	-	2,433	2,433
Gain on derivative financial instruments, net (i)	-	515	515
Other finance costs (i)	733	-	733
Total financial instruments	(16,769)	2,948	(13,821)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2018
Interest income (i)	1,100	-	1,100
Interest expense (i)	(18,332)	-	(18,332)
Foreign exchange gains, net (i)	(13,520)	-	(13,520)
Dividend income	209	-	209
Fair value gain on financial assets at fair value through profit or loss (i)	-	(2,083)	(2,083)
Gain on derivative financial instruments, net (i)	-	400	400
Other finance costs (i)	(92)	-	(92)
Total financial instruments	(30,635)	(1,683)	(32,318)

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

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. Refer to Note 4 and Note 34 of these financial statements for the sale of Clal shares.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the changes in Level 3 financial instruments as of June 30, 2020 and 2019:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	nvestments in financial assets - Others	Derivative financial instruments	Total
Balances at June 30, 2018	(51)	2,597	2,064	-	4,610
Additions and acquisitions	-	172	-	-	172
Transfer between levels	-	153	(197)	103	59
Transfer of trade and other receivables	-	-	-	-	-
Currency translation adjustment	-	(65)	(31)	19	(77)
Write off	-	-	-	-	-
Gain / (loss) for the year (i)	(18)	(247)	(370)	14	(621)
Balances at June 30, 2019	(69)	2,610	1,466	136	4,143
Additions and acquisitions	-	35	-	-	35
Transfer between levels	-	-	-	351	351
Currency translation adjustment	(7)	476	106	245	820
Write off	-	-	(977)	(610)	(1,587)
Gain / (loss) for the year (i)	56	(212)	(363)	20	(499)
Balances at June 30, 2020	(20)	2,909	232	142	3,263

(i) Included within “Financial results, net” in the Statements of income.

During the fiscal years ended June 30, 2020 and 2019, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

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
As of June 30, 2020, there are no changes in economic or business circumstances that affect the fair value of the Group's financial assets and liabilities.

15.         Trade and other receivables

Group’s trade and other receivables as of June 30, 2020 and 2019 were as follows:

	June 30, 2020	June 30, 2019
Sale, leases and services receivables	38,453	35,458
Less: Allowance for doubtful accounts	(3,735)	(2,653)
Total trade receivables	34,718	32,805
Prepaid expenses	13,496	7,982
Borrowings, deposits and others	10,029	4,119
Advances to suppliers	1,009	1,295
Tax receivables	804	637
Others	215	3,063
Total other receivables	25,553	17,096
Total trade and other receivables	60,271	49,901
Non-current	23,128	17,680
Current	37,143	32,221
Total	60,271	49,901

IRSA Inversiones y Representaciones Sociedad Anónima

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 31.

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

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	June 30, 2020	June 30, 2019
Beginning of the year	2,653	1,791
Adjustments previous periods (IFRS 9)	-	194
Additions (*)	1,028	780
Recovery	(109)	(61)
Currency translation adjustment	1,064	635
Deconsolidation	(20)	-
Receivables written off during the period/year as uncollectable	(717)	(464)
Transfer to assets held for sale	(20)	-
Incorporation by business combination	18	-
Inflation adjustment	(162)	(222)
End of the year	3,735	2,653

(*) The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2020 and 2019 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation	Loss for bad debts
Leases and services	389	56	87	2,318	695	3,545	9,22%	(85)
Consumer financing	-	-	-	-	16	16	0,04%	9
Sale of properties and developments	189	5	5	712	1	912	2,37%	-
Sale of communication equipment	-	-	-	13,674	468	14,142	36,78%	-
Agricultural products	1,566	264	122	1,159	20	3,131	8,14%	-
Telecommunication services	1,485	-	447	12,240	2,535	16,707	43,45%	(392)
Total as of June 30, 2020	3,629	325	661	30,103	3,735	38,453	100,00%	(468)
								0
Leases and services	420	124	176	2,758	472	3,950	11,14%	(121)
Hotel services	-	-	-	147	-	147	0,42%	-
Consumer financing	-	-	-	-	23	23	0,06%	13
Sale of properties and developments	86	14	14	2,423	26	2,563	7,23%	-
Sale of communication equipment	-	-	-	14,234	204	14,438	40,72%	-
Telecommunication services	1,604	-	495	10,310	1,928	14,337	40,43%	(561)
Total as of June 30, 2019	2,110	138	685	29,872	2,653	35,458	100,00%	(669)

IRSA Inversiones y Representaciones Sociedad Anónima

16.         Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2020, 2019 and 2018:

	Note	06.30.2020	06.30.2019	06.30.2018
Profit / (loss) for the period		23,731	(38,371)	33,211
Profit for the period from discontinued operations		(18,085)	(7,140)	(36,441)
Adjustments for:				-
Income tax	18	6,869	(4,251)	(11,135)
Amortization and depreciation	20	16,268	10,676	9,628
Loss from disposal of property, plant and equipment		-	-	-
Net gain / (loss) from fair value adjustment of investment properties		(30,742)	37,877	(19,160)
Share-based compensation		211	63	66
Impairment associates		2,470	-	-
Impairment of goodwill		-	184	-
Impairment of properties for sale		-	46	-
Impairment of others assets		-	317	-
Net gain from disposal of intangible assets		-	(13)	-
Gain from disposal of subsidiary and associates		247	(983)	(859)
Gain from business combination		(3,501)	-	-
Financial results, net		36,950	13,333	25,714
Provisions and allowances		1,122	1,534	865
Share of (profit) /loss of associates and joint ventures	7	(8,517)	7,200	3,722
Changes in operating assets and liabilities:				-
Decrease in inventories		140	350	263
Decrease in trading properties		930	707	1,264
Increase in restricted assets		(1,165)	(203)	-
Decrease in trade and other receivables		7,186	1,975	71
Decrease in trade and other payables		(3,528)	(1,358)	1,109
Decrease in salaries and social security liabilities		(122)	(130)	136
Decrease in provisions		(1,549)	(396)	(513)
Net cash generated by continuing operating activities before income tax paid		28,915	21,417	7,941
Net cash generated by discontinued operating activities before income tax paid		2,848	6,354	14,161
Net cash generated by operating activities before income tax paid		31,763	27,771	22,102

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	June 30, 2020	June 30, 2019
Investment properties	155,602	(9,743)
Property, plant and equipment	(5,047)	(64,039)
Trading properties	155	-
Intangible assets	3,224	(13,759)
Investments in associates and joint ventures	2,517	(812)
Restricted assets	214	(203)
Income tax and MPIT credit	44	-
Trade and other receivables	(9,053)	(26,471)
Right-of-use assets	(3,977)	-
Investments in financial assets	13,544	(6,329)
Derivative financial instruments	(37)	(51)
Inventories	(2,503)	(13,110)
Borrowings	(88,080)	46,804
Deferred income tax liabilities	(20,206)	6,217
Trade and other payables	2,313	50,992
Lease liabilities	2,077	-
Provisions	57	960
Employee benefits	107	2,788
Salaries and social security liabilities	138	5,312
Income tax expense	(107)	16
Net amount of non-cash assets incorporated / held for sale	50,982	(21,428)
Cash and cash equivalents	(6,003)	(12,350)
Non-controlling interest	50,745	16,296
Goodwill	(376)	164
Net amount of assets incorporated / held for sale	95,348	(17,318)
Seller Financed Amount	-	(84)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	95,348	(17,402)

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2020, 2019 and 2018:

	06.30.2020	06.30.2019	06.30.2018
Decrease in associates and joint ventures through an increase in assets held for sale	2,070	-	97
Increase of investment properties through a decrease of financial assets	278	-	9
Increase of properties for sale through an increase in borrowings	12	17	4
Changes in non-controlling interest through a decrease in trade and other receivables	-	-	3,069
Increase of property, plant and equipment through an increase of trade and other payables	739	853	4,859
Increase of intangible assets through an increase of trade and other payables	494	330	11
Distribution of dividends on shares	589	2,611	-
Decrease in associates and joint ventures through an increase in trade and other receivables	-	-	25
Increase in property, plant and equipment through increased borrowings	-	6	20
Registration of investment properties through a decrease in credits for trade and other receivables	28	574	129
Increase in financial instruments through a decrease in investments in associates and joint ventures	-	-	144
Issuance of NCN	21	3,354	-
Increase in trade and other receivables through increase in borrowings	-	-	243
Distribution of dividends to non-controlling interest pending payment	1,761	(340)	(3,399)
Decrease of in investments in associates and joint ventures through a decrease in borrowings	-	9	443
Increase of associates due to loss of control in subsidiaries	1,335	-	-
Decrease in borrowings through a decrease in financial assets	2,454	-	-
Increase in investment properties through an increase in trade and other payables	711	705	296
Increase of investment properties through an increase of borrowings	81	233	60
Increase in investment in associates through a decrease in investments in financial assets	854	-	-
Increase in investments in financial assets through a decrease in investment properties	1,188	-	-
Increase in rights of use through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	14,124	-	-
Increase in rights of use through an increase in lease liabilities	8,091	-	-

17.         Shareholders’ Equity

Share capital and share premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. No other activity has been recorded for the fiscal years ended June 30, 2020, 2019 and 2018 in the capital accounts, other than those related to the acquisition of treasury shares.

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

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to Ps. 395, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40. For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to Ps. 9,401, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Dividends

See note 4 to these financial statements on distribution of dividend(s) in kind.

18.         Trade and other payables

Group’s trade and other payables as of June 30, 2019 and 2018 were as follows:

	June 30, 2020	June 30, 2019
Trade payables	18,718	17,367
Advances from sales, leases and services	2,647	4,512
Construction obligations	407	1,331
Accrued invoices	439	673
Deferred income	142	136
Total trade payables	22,353	24,019
Dividends payable to non-controlling interest	224	204
Taxes payable	159	419
Construction provisions	-	1,451
Other payables	9,105	2,940
Total other payables	9,488	5,014
Total trade and other payables	31,841	29,033
Non-current	2,169	2,505
Current	29,672	26,528
Total	31,841	29,033

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

The following table shows the movements in the Group's provisions categorized by type:

	Year ended June 30, 2020
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Other provisions (iv, v)	Total
As of 06.30.18	2,290	5,453	367	2,122	10,232
Additions (i)	643	3,742	-	272	4,657
Recovery	(100)	(9)	-	-	(109)
Used during the period / year	(339)	-	(16)	-	(355)
Inflation adjustment	(76)	-	-	-	(76)
Currency translation adjustment	(30)	(527)	(9)	132	(434)
As of 06.30.19	2,388	8,659	342	2,526	13,915
Additions	443	-	33	-	476
Share of los of associates	-	(7,461)	-	-	(7,461)
Incorporated by business combination	56	-	-	-	56
Recovery	(43)	(1,009)	-	-	(1,052)
Used during the period / year	(651)	-	-	(181)	(832)
Inflation adjustment	(68)	-	-	-	(68)
Currency translation adjustment	370	(172)	72	199	469
As of 06.30.20	2,495	17	447	2,544	5,503

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2020	June 30, 2019
Non-Current	3,063	11,452
Current	2,440	2,463
Total	5,503	13,915

(i) Additions and recoveries are included in "Other operating results, net".
(ii) Corresponds to the equity interest in New Lipstick with negative equity in 2019 and Puerto Retiro in 2020 and 2019. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
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
(v) In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt. The parties have appointed an arbitrator that should render a decision on the dispute. The remaining corresponds to provisions related to investment properties.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed within the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018.

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, believes that it is unfounded.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Having preliminarily reviewed the Motion, the Management believes that it is unfounded and that once the transaction is consummated, IDBD complies with the provisions of the Concentration Law.

20.         Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2020 and 2019 was as follows:

	Total as of June 30, 2020 (ii)	Total as of June 30, 2019 (ii)	Fair value as of June 30, 2020	Fair value as of June 30, 2019
NCN	315,848	381,649	252,018	376,561
Bank loans	56,272	58,323	45,329	55,749
Bank overdrafts	2,428	402	2,428	402
Other borrowings (i)	1,611	6,301	1,611	8,863
Total borrowings	376,159	446,675	301,386	441,575
Non-current	297,818	381,639
Current	78,341	65,036
	376,159	446,675

(i) Includes financial leases for Ps. 1 and Ps. 24 as of June 30, 2020 and 2019, respectively.
(ii) Includes Ps. 311,674 and Ps. 393,641 as of June 30, 2020 and 2019, respectively, corresponding to the Operations Center in Israel.

As of June 30, 2020 and 2019, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 8,320 and Ps. 15,370, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore were measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 22.

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

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	June 30, 2020	June 30, 2019
Principal
Less than 1 year	77,566	61,170
Between 1 and 2 years	42,917	56,995
Between 2 and 3 years	109,713	46,774
Between 3 and 4 years	35,640	102,833
Between 4 and 5 years	32,242	41,163
Later than 5 years	77,211	133,614
	375,289	442,549
Interest
Less than 1 year	775	3,866
Between 1 and 2 years	-	-
Between 2 and 3 years	47	-
Between 3 and 4 years	-	200
Between 4 and 5 years	25	-
Later than 5 years	22	36
	869	4,102
Leases	1	24
	376,159	446,675

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2020 and 2019.

	June 30, 2020
Rate per currency	Argentine Peso	US dollar	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	2,429	-	-	-	2,429
New Israel Shekel	-	-	-	176,617	176,617
US Dollar	58,299	146	517	260	59,222
Subtotal fixed-rate borrowings	60,728	146	517	176,877	238,268
Floating rate:	-	-	-	-	-
Argentine Peso	892	-	-	-	892
New Israel Shekel	-	-	-	134,796	134,796
US Dollar	2,202	-	-	-	2,202
Subtotal floating-rate borrowings	3,094	-	-	134,796	137,890
Total borrowings as per analysis	63,822	146	517	311,673	376,158
Finance leases obligations	1	-	-	-	1
Total borrowings as per Statement of Financial Position	63,823	146	517	311,673	376,159

	June 30, 2019
Rate per currency	Argentine Peso	US dollar	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	582	-	-	-	582
New Israel Shekel	-	-	-	225,582	225,582
US Dollar	48,735	121	450	11,896	61,202
Subtotal fixed-rate borrowings	49,317	121	450	237,478	287,366
Floating rate:	-	-	-	-	-
Argentine Peso	890	-	-	-	890
New Israel Shekel	-	-	-	156,164	156,164
US Dollar	2,231	-	-	-	2,231
Subtotal floating-rate borrowings	3,121	-	-	156,164	159,285
Total borrowings as per analysis	52,438	121	450	393,642	446,651
Finance leases obligations	24	-	-	-	24
Total borrowings as per Statement of Financial Position	52,462	121	450	393,642	446,675

The following describes the debt issuances made by the Group for the years ended June 30, 2020 and 2019:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
PBC	SERIE I	jul-18	NIS 507	06/29/2029	3.95% n.a.	At expiration	quarterly	(1)
PBC	SERIE j	may-19	NIS 515	12/31/2029	4.15% n.a.	At expiration	annual
Gav - Yam	SERIE H	sep-17	NIS 424	06/30/2034	2.55% n.a.	Annual payments since 2019	biannual	(1)
Gav - Yam	SERIE A	jul-18	NIS 320	10/31/2023	3.55% n.a.	Annual payments since 2021	biannual
Gav - Yam	SERIE H	sep-18	NIS 596	06/30/2024	2.55% n.a.	Annual payments since 2019	annual	(1)
Gav - Yam	SERIE A	dic-18	NIS 351	10/31/2023	3.55% n.a.	Annual payments since 2021	biannual
Cellcom	SERIE L	jan-18	NIS 401	1/5/2028	2.5% n.a.	Annual payments since 2023	annual
Cellcom	SERIE K	jul-18	NIS 220	7/5/2026	3.55% n.a.	Annual payments since 2021	annual	(1)
Cellcom	SERIE K	dic-18	NIS 187	1/7/2026	3.55% n.a.	Annual payments since 2021	annual	(1)
Cellcom	SERIE L	dic-18	NIS 213	1/15/2028	2.50% n.a.	Annual payments since 2023	annual
IRSA	Clase I tramo2	aug-19	USD 85	11/15/2028	10.00% n.a.	At expiration	quarterly	(1)
IRSA	Clase II	aug-19	CLP 31,503	8/6/2020	10.50% n.a.	At expiration	quarterly
IDBD	Serie 15	nov-19	NIS 237	06/30/2022	4.70% n.a	Two payments	quarterly
IRSA	Clase II	may-20	ARS 354	02/19/2021	Badlar.+ 0.6%n.a.	At expiration	quarterly	(1)
IRSA	Case IV	may-20	USD 51	05/19/2021	7% n.a.	At expiration	quarterly
IRSA	Clase V	may-20	USD 9	05/19/2022	9% n.a.	At expiration	quarterly

(1) Corresponds a to an expansion of the series.

The following table shows a detail of evolution of borrowing during the years ended June 30, 2020 and 2019:

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2020	June 30, 2019
Balance at the beginning of the year	446,675	459,444
Borrowings	30,670	47,412
Payment of borrowings	(68,328)	(48,724)
Collection / (Payment) of short term loans, net	2,516	(1,013)
Interests paid	(19,154)	(19,017)
Deconsolidation (see Note 4)	(95,443)	-
Accrued interests	20,460	19,802
Changes in fair value of third-party loans	-	(27)
Cumulative translation adjustment and exchange differences, net	59,760	(9,454)
Inflation adjustment	(997)	(1,748)
Balance at the end of the year	376,159	446,675

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

Argentine tax reform

Law 27,541 on Solidarity and Production Reactivation, which was published in December 2019, introduced some amendments to different taxes and created the so-called Impuesto para una Argentina Inclusiva y Solidaria (PAIS).

The main amendments related to Income Tax that affect the Group companies are:

1) In the first and second fiscal years begun after January 1, 2019 (i.e., for the Group’s fiscal years begun on July 1, 2019 and 2020), the profit / loss for tax inflation adjustment shall be allocated as follows: one sixth in the fiscal year of assessment thereof and the other five sixths over the following fiscal years;

2) The rate applicable to companies for the third fiscal year commencing after January 1, 2018 (i.e., for the Group’s fiscal years begun on July 1, 2019) is increased from 25% to 30%.

Tax inflation adjustment: Law 27,430, which was promulgated by the Argentine Congress on December 29, 2017 in the context of the tax reform, establishes the following rules for the application of the inflation adjustment in income tax: (i) the update of the cost for goods acquired or investments made in the fiscal years that begin as of January 1, 2018 (applicable to IRSA for the year end June 30, 2019), considering the percentage variations of the CPI provided by the National Institute of Statistics and Census (INDEC); and (ii) the application of the adjustment set forth in Title VI of the Income Tax Law when a percentage of variation -of the aforementioned index price - accumulated in thirty-six (36) months prior to the fiscal year end that is liquidated, is greater than 100%, or, with respect to the first, second and third year after its validity, this procedure will be applicable in case the accumulated variation of that index price, calculated from the beginning of the first of them and until the end of each year, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively. At the end of this year, there has been an accumulative variation of 55.72% in the index price that exceeds the expected condition of 55% for the application of the adjustment in said first year. Consequently, the tax inflation adjustment has been applied and the cost of goods acquired during the year 2019 has been updated as established in article 58 of the Argentine Income Tax Law.

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax, is as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
Current income tax	(242)	(1,452)	141
Deferred income tax	(6,492)	5,703	10,994
Minimum presumed income tax	(135)	-	-
Income tax from continuing operations	(6,869)	4,251	11,135

IRSA Inversiones y Representaciones Sociedad Anónima

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A.	0% - 40%
Bermuda	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2020, 2019 and 2018:

	June 30, 2020	June 30, 2019	June 30, 2018
Profit from continuing operations at tax rate applicable in the respective countries	(6,115)	12,419	2,686
Permanent differences:
Share of profit of associates and joint ventures	1,615	(1,494)	(357)
Unrecognized tax loss carryforwards	(3,094)	(4,255)	(4,016)
Changes in fair value of financial instruments	(1,684)	469	(720)
Inflation adjustment permanent difference	1,660	-	-
Tax rate differential	2,447	(340)	12,924
Taxable profit of non-argentinian holding subsidiaries	-	572	(429)
Non-taxable profit, non-deductible expenses and others	238	467	1,047
Fiscal transparency	150	-	-
Tax inflation adjustment	(2,086)	(3,587)	-
Income tax from continuing operations	(6,869)	4,251	11,135

Deferred tax assets and liabilities of the Group as of June 30, 2020 and 2019 will be recovered as follows:

	June 30, 2020	June 30, 2019
Deferred income tax asset to be recovered after more than 12 months	15,066	12,010
Deferred income tax asset to be recovered within 12 months	869	2,071
Deferred income tax assets	15,935	14,081

	June 30, 2020	June 30, 2019
Deferred income tax liability to be recovered after more than 12 months	(57,334)	(47,155)
Deferred income tax liability to be recovered within 12 months	(2,005)	(18,945)
Deferred income tax liability	(59,339)	(66,100)
Deferred income tax assets (liabilities), net	(43,404)	(52,019)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2020 and 2019, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.19	Cumulative translation adjustment	Charged / (Credited) to the statements of income	Revaluation surplus reserve	Charged / (Credited) to the revaluation surplus reserve	Deconsolidation	Incorporation by business combination	06.30.20
Assets
Property, plant and equipment	170	1,014	(888)	-	-	-	-	296
Investments	6	-	(6)	-	-	-	-	-
Trade and other payables	5,726	858	(836)	-	-	(431)	-	5,317
Tax loss carry-forwards	6,977	1,038	614	-	-	(83)	-	8,546
Others	1,202	166	408	-	-	-	-	1,776
Subtotal assets	14,081	3,076	(708)	-	-	(514)	-	15,935
Liabilities	-	-	-	-	-	-	-	-
Investment properties and Property, plant and equipment	(58,206)	(173)	(7,899)	(91)	359	14,973	(624)	(51,661)
Trade and other receivables	(889)	-	(33)	-	-	-	-	(922)
Investments	(131)	-	60	-	-	-	-	(71)
Tax inflation adjustment	(3,017)	-	(1,304)	-	-	-	-	(4,321)
Borrowings	(1,058)	(282)	386	-	-	-	-	(954)
Intangible assets	(2,265)	(511)	383	-	-	-	-	(2,393)
Others	(534)	(536)	2,478	-	-	(182)	(243)	983
Subtotal liabilities	(66,100)	(1,502)	(5,929)	(91)	359	14,791	(867)	(59,339)
Assets (Liabilities), net	(52,019)	1,574	(6,637)	(91)	359	14,277	(867)	(43,404)

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.18	Cumulative translation adjustment	Charged / (Credited) to the statements of income	06.30.19
Assets
Property, plant and equipment	229	(466)	407	170
Investments	-	-	6	6
Trade and other payables	4,608	199	919	5,726
Tax loss carry-forwards	9,795	(264)	(2,554)	6,977
Others	999	(61)	264	1,202
Subtotal assets	15,631	(592)	(958)	14,081
Liabilities	-	-	-	-
Investment properties and Property, plant and equipment	(66,589)	1,574	6,809	(58,206)
Trade and other receivables	(533)	-	(356)	(889)
Investments	-	(16)	(115)	(131)
Tax inflation adjustment	-	-	(3,017)	(3,017)
Borrowings	(1,288)	94	136	(1,058)
Intangible assets	(2,981)	259	457	(2,265)
Others	(2,463)	634	1,295	(534)
Subtotal liabilities	(73,854)	2,545	5,209	(66,100)
Assets (Liabilities), net	(58,223)	1,953	4,251	(52,019)

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

As of June 30, 2020, the Group's recognized tax loss carry forward prescribed as follows:

Date	Total
2021	3
2022	11
2023	2,785
2024	1,186
2025	4,807
Subtotal	8,792
Do not expire	3,784
Total	12,576

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as at June 30, 2020, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of Ps. 451,496 for the Operations Center in Israel and Ps. 131 for the Operations Center in Argentina as of June 30, 2020 and Ps. 321,258 for the Operations Center in Israel and Ps. 7,376 for the Operations Center in Argentina as of June 30, 2019. Although the Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 90 and Ps. 86 as of June 30, 2020 and 2019, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2020 and 2019, the Group recognized a deferred liability in the amount of Ps. 906 and Ps. 938, respectively, related to the potential future sale of one of its subsidiaries shares.

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries; in this respect, IDBD, DIC and PBC estimate that if each of them is

IRSA Inversiones y Representaciones Sociedad Anónima

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

The future minimum payments that the Group must pay under operating leases are as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
No later than one year	2,308	8,663	4,832
Later than one year and not later than five years	5,266	13,511	9,955
Later than five years	2,398	902	1,456
	9,972	23,076	16,243

The Group as lessor

Leases:

In the Shopping Malls segment and Offices segment of the Operations Center in Argentina and in the Real Estate segment of the Operations Center in Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center in Argentina, operating lease agreements with lessees of Shopping Malls generally include escalation clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed fiscal years.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
No later than one year	729	13,216	10,702
Later than one year and not later than five years	20,681	29,731	49,741
Later than five years	9,703	21,360	18,433
	31,113	64,307	78,876

23.         Revenues

	June 30, 2020	June 30, 2019	June 30, 2018
Income from communication services	48,657	42,704	36,514
Rental and services income	19,560	22,689	21,631
Sales of communication equipment	16,180	14,803	12,551
Sales of trading properties and developments	5,529	8,079	4,336
Revenue from hotels operation and tourism services	2,265	3,183	2,610
Income from agricultural products	1,955	-	-
Other revenues	1,647	723	545
Total Group’s revenues	95,793	92,181	78,187

24.         Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2020, 2019 and 2018:

IRSA Inversiones y Representaciones Sociedad Anónima

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2020
Cost of sale of goods and services	16,700	-	-	16,700
Salaries, social security costs and other personnel expenses	6,700	4,089	5,632	16,421
Depreciation and amortization	10,057	2,960	3,251	16,268
Fees and payments for services	3,627	756	330	4,713
Maintenance, security, cleaning, repairs and others	4,535	485	424	5,444
Advertising and other selling expenses	515	-	2,419	2,934
Taxes, rates and contributions	660	107	621	1,388
Interconnection and roaming expenses	6,855	-	-	6,855
Fees to other operators	9,711	-	-	9,711
Director´s fees	-	547	-	547
Leases and service charges	133	23	19	175
Allowance for doubtful accounts, net	-	-	1,007	1,007
Other expenses	2,711	1,902	54	4,667
Total as of June 30, 2020	62,204	10,869	13,757	86,830

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2019
Cost of sale of goods and services	17,781	-	-	17,781
Salaries, social security costs and other personnel expenses	6,287	3,742	4,915	14,944
Depreciation and amortization	6,573	1,758	2,345	10,676
Fees and payments for services	5,554	2,671	150	8,375
Maintenance, security, cleaning, repairs and others	4,592	559	373	5,524
Advertising and other selling expenses	585	24	2,235	2,844
Taxes, rates and contributions	756	76	615	1,447
Interconnection and roaming expenses	6,064	-	-	6,064
Fees to other operators	8,950	31	-	8,981
Director´s fees	-	745	-	745
Leases and service charges	133	33	404	570
Allowance for doubtful accounts, net	-	13	656	669
Other expenses	2,116	991	577	3,684
Total as of June 30, 2019	59,391	10,643	12,270	82,304

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2018
Cost of sale of goods and services	12,996	-	-	12,996
Salaries, social security costs and other personnel expenses	6,164	3,874	3,704	13,742
Depreciation and amortization	5,779	1,519	2,330	9,628
Fees and payments for services	4,641	2,146	167	6,954
Maintenance, security, cleaning, repairs and others	4,058	355	240	4,653
Advertising and other selling expenses	693	13	3,166	3,872
Taxes, rates and contributions	690	162	532	1,384
Interconnection and roaming expenses	5,241	-	-	5,241
Fees to other operators	6,499	-	-	6,499
Director´s fees	-	577	-	577
Leases and service charges	104	16	340	460
Allowance for doubtful accounts, net	-	-	673	673
Other expenses	2,247	835	597	3,679
Total as of June 30, 2018	49,112	9,497	11,749	70,358

25.         Cost of goods sold and services provided

	Total as of June 30, 2020	Total as of June 30, 2019	Total as of June 30, 2018
Inventories at the beginning of the period (*)	9,998	23,469	29,877
Adjustments previous periods	-	(8,325)	-
Purchases and expenses	57,605	56,127	157,138
Capitalized finance costs	12	17	24
Currency translation adjustment	8,262	(1,411)	11,214
Transfers	201	149	(700)
Deconsolidation	(155)	-	(13,955)
Incorporated by business combination	264	-	855
Inventories at the end of the period (*)	(11,855)	(9,998)	(23,469)
Total costs	64,332	60,028	160,984

(*) Includes Ps. 2,128 as cost of goods sold from Gav-Yam which was reclassified as discontinued operations in this fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories for the years ended June 30, 2020 and 2019:

	Total as of June 30, 2020	Total as of June 30, 2019
Real estate	7,172	8,359
Telecommunications	1,688	1,639
Fruits	2,705	-
Others	290	-
Total inventories at the end of the period (*)	11,855	9,998

(*) Inventories includes trading properties and inventories.

26.         Other operating results, net

	June 30, 2020	June 30, 2019	June 30, 2018
Gain from disposal of subsidiary and associates	(247)	983	860
Donations	(167)	(284)	(169)
Lawsuits and other contingencies	(109)	(96)	1,069
Operating interest expense	659	486	400
Others (1)	968	(816)	(51)
Total other operating results, net	1,104	273	2,109

(1)
As of June 30, 2018, it includes a favorable ruling entered in a lawsuit in the Operations Center in Israel for an amount of approximately Ps. 1,165. Includes legal costs and expenses.

27.         Financial results, net

	June 30, 2020	June 30, 2019	June 30, 2018
Finance income:
- Interest income	964	955	1,100
- Dividend income	168	97	209
- Other finance income	236	693	-
Total finance income	1,368	1,745	1,309
Finance costs:
- Interest expenses	(20,460)	(19,802)	(18,332)
- Loss on debt swap	-	-	(6,141)
- Other finance costs	(1,119)	(739)	(665)
Subtotal finance costs	(21,579)	(20,541)	(25,138)
Capitalized finance costs	114	293	173
Total finance costs	(21,465)	(20,248)	(24,965)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(10,479)	2,433	(2,083)
- Exchange differences, net	(6,274)	1,248	(13,520)
- Gain from repurchase of negotiable obligations	2,886	-	-
- Gain from derivative financial instruments, net	(467)	515	400
Total other financial results	(14,334)	4,196	(15,203)
- Inflation adjustment	90	(528)	(882)
Total financial results, net	(34,341)	(14,835)	(39,741)

28.         Earnings per share

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

	June 30, 2020	June 30, 2019	June 30, 2018
Profit for the year of continuing operations attributable to equity holders of the parent	4,142	(39,076)	(3,423)
Profit for the year of discontinued operations attributable to equity holders of the parent	10,107	2,466	24,470
Profit for the year attributable to equity holders of the parent	14,249	(36,610)	21,047
Weighted average number of ordinary shares outstanding	575	575	575
Basic earnings per share	24.76	(63.68)	36.58

IRSA Inversiones y Representaciones Sociedad Anónima

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares associated with incentive plans with potentially dilutive effect.

	June 30, 2020	June 30, 2019	June 30, 2018
Profit for the year of continuing operations attributable to equity holders of the parent	4,142	(39,076)	(3,423)
Profit for the year of discontinued operations attributable to equity holders of the parent	10,107	2,466	24,470
Profit for the year per share attributable to equity holders of the parent	14,249	(36,610)	21,047
Weighted average number of ordinary shares outstanding	579	575	579
Diluted earnings per share	24.62	(63.68)	36.37

29.         Employee benefits

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

As of June 30, 2018, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 6, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2019 and 2018, the Group has incurred a charge related to the Incentive Plan of Ps. 0.40 and Ps. 21,72, respectively. As of June 30, 2018, the total expense has been recognized for having completed the necessary period to grant the total stocks for this benefit. The unrecognized expense for the periods ended June 30, 2017 was Ps. 13.6, and no unrecognized expense is pending after that date.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
At the beginning	2,828,470	3,347,201	3,507,947
Additions	-	-	-
Disposals	-	-	-
Granted	(437,304)	(518,731)	(160,746)
At the end	2,391,166	2,828,470	3,347,201

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Contributions made by the Group under the Plan amount to Ps. 23 and Ps. 50 for the fiscal years ended June 30, 2020 and 2019, respectively.

Share base plans associated with certain key members of the management - Israel

DIC and Cellcom have granted an options benefit plans to key management personnel. For the years ended June 30, 2020, 2019 and 2018, the Group has incurred an expense in relation to said benefit plans of Ps. 10, Ps. 63 and Ps. 66, respectively.

The following table shows the detail of the options pending at year end:

	DIC	Cellcom
Exercise price range of outstanding options	NIS 6.90 – 12.5	NIS 15.05 – 27.7
Average price of outstanding options	NIS 6.72	NIS 17.8
Amount of outstanding options	2,124,000	759,332
Average remaining useful life	4.43 years	3.4 years

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

	June 30, 2020	June 30, 2019	June 30, 2018
Present value of unfunded obligations	-	615	703
Present value of funded obligations	1,363	819	825
Total present value of defined benefits obligations (post-employment)	1,363	1,434	1,528
Fair value of plan assets	(936)	(1,245)	(1,316)
Recognized liability for defined benefits obligations	427	189	212
Liability for other long-term benefits	793	682	33
Total recognized liabilities	1,220	871	245
Assets designed for payment of employee benefits	(773)	(683)	-
Net position from employee benefits	447	188	245

30.         Related party transactions

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Company’s Senior Management in the Operation Center in Argentina is composed of as follows:

Name	Date of Birth	Position	Current position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Daniel R. Elsztain	12/22/1972	Operating Manager	2012
Jorge Cruces	11/07/1966	Investment Manager	2020
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011

The Company’s Senior Management in the Operation Center in Israel is composed of as follows:

Name	Date of Birth	Position	Current position since / until
Doron Cohen	09/27/1960	General Manager	2020
Sholem Lapidot (*)	10/22/1979	General Manager	2016 / 01-2020
Gil Kotler (*)	10/04/1966	Financial Manager	2016/ 04-2020
Aaron Kaufman	03/03/1970	Vice president and General Assessor	2016

(*) Left their positions this year.

The total remuneration paid to members of senior management for their functions consists of a fix salary that takes account of the manager's backgrounds capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of senior management participate in defined contributions and share-based incentive plans that are described in Note 28.

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2020 amounts to Ps. 12.

The aggregate compensation to the Senior Management of the Operations Center in Israel for the year ended June 30, 2020 amounts to Ps. 150.

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

IRSA Inversiones y Representaciones Sociedad Anónima

  Legal Management, Corporate Environment, Technical Management Infrastructure and Services, Purchasing and Contracting, Management and Enabling, Investments, Government Affairs, Hotels, Fraud Prevention, Bolivar, Proxy, General Management to distribute, Directory Security.

Under this agreement, the companies entrusted to an external consultant the semi-annual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

It should be noted that the operation under comment allows Cresud, IRSA and IRSA CP to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

Offices and Shopping Malls spaces leases

The offices of our President are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hajes S.A., a company controlled by some family members of Eduardo Sergio Elsztain, our president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of his family members.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The following is a summary presentation of the balances with related parties as of June 30, 2020 and 2019:

Related company	June 30, 2020	June 30, 2019	Description of transaction	Item
Manibil S.A.	-	-	Contributions in advance	Trade and other receivables
New Lipstick LLC	-	1,258	Loans granted	Trade and other receivables
	(77)	-	Loans obtained	Borrowings
	16	14	Reimbursement of expenses receivables	Trade and other receivables
Condor	269	237	Public companies securities	Trade and other receivables
IRSA Real Estate Strategies LP	116	-	Reimbursement of expenses receivables	Trade and other receivables
PBS Real Estate Holdings S.R.L.	472	-	Reimbursement of expenses receivables	Trade and other receivables
Other associates and joint ventures	122	1	Reimbursement of expenses receivables	Trade and other receivables
	-	(17)	Leases and/or rights of use not yet paid	Trade and other payables
	(27)	-	Loans obtained	Borrowings
	8	-	Management fees receivables	Trade and other receivables
	84	17	Leases and/or rights of use receivables	Trade and other receivables
	203	-	Dividends	Trade and other receivables
	(1)		Reimbursement of expenses not yet paid	Trade and other payables
	-	16	Reimbursement of expenses receivables	Trade and other receivables
Total associates and joint ventures	1,185	1,526
Cresud	(3)	(53)	Reimbursement of expenses not yet paid	Trade and other payables
	(245)	(163)	Corporate services not yet paid	Trade and other payables
	1,581	1,622	NCN	Investments in financial assets
	4	7	Leases and/or rights of use receivables	Trade and other receivables
	(1)	(1)	Management fee	Trade and other payables
	(3)	(4)	Share-based payments	Trade and other payables
Total parent company	1,333	1,408
Directors	(127)	(239)	Fees for services received	Trade and other payables
	4	-	Advances	Trade and other receivables
Others (1)	-	39	Leases and/or rights of use receivables	Trade and other receivables
	(53)	-	Loans obtained	Borrowings
	18	54	Reimbursement of expenses receivables	Trade and other receivables
Total others	(158)	(146)
Total at the end of the year	2,360	2,788

(1)
 Includes CAMSA., Avenida compras and Avenida Inc., Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., Museo de los Niños and BHN Vida S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Item	June 30, 2020	June 30, 2019
Trade and other receivables	1,316	1,643
Investments in financial assets	1,581	1,622
Borrowings	(157)	-
Trade and other payables	(380)	(477)
Total	2,360	2,788

The following is a summary of the results with related parties for the years ended June 30, 2020, 2019 and 2018:

Related party	June 30, 2020	June 30, 2019	June 30, 2018	Description of transaction
BACS	51	54	3	Leases and/or rights of use
Manibil	-	30	91	Corporate services
Tarshop	-	59	37	Leases and/or rights of use
	-	1	-	Commissions
La Rural S.A.	-	37	31	Leases and/or rights of use
Condor	-	-	276	Financial operations
Other associates anf joint ventures	37	(1)	-	Financial operations
Otras asociadas y negocios conjuntos	9	34	74	Leases and/or rights of use
Otras asociadas y negocios conjuntos	(131)	30	375	Honorarios y remuneraciones
Total associates and joint ventures	(34)	244	887
Cresud	19	37	13	Leases and/or rights of use
Cresud	(469)	(546)	(576)	Corporate services
Cresud	224	37	353	Financial operations
Total parent company	(226)	(472)	(210)
IFISA	-	-	147	Financial operations
Directors	(406)	(480)	(529)	Fees and remunerations
Taaman	-	46	377	Corporate services
Willfood	-	-	337	Corporate services
Others (1)	-	-	(39)	Corporate services
Otras (1)	-	1	37	Leases and/or rights of use
Otras (1)	-	(1)	336	Financial operations
Otras (1)	-	(1)	(33)	Donationd
	(23)	-	-	Fees and remuneration
Otras (1)	(29)	(1)	(37)	Legal services
Total others	(458)	(436)	596
Total at the end of the period	(718)	(664)	1,273

(1) It includes Isaac Elsztain e Hijos, CAMSA., Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel & Viñes, and Fundación IRSA.

The following is a summary of the transactions with related parties for the years ended June 30, 2020 and 2019:

Related party	June 30, 2020	June 30, 2019	Description of the operation
La Rural S.A.	-	433	Dividends received
Condor	32	114	Dividends received
BHSA	-	113	Dividends received
Mehadrin	-	141	Dividends received
Manaman	-	106	Dividends received
Nuevo Puerto Santa Fe S.A.	38	14	Dividends received
Nave by the sea	-	47	Dividends received
Shufersal	400	663	Dividends received
Gav Yam	1,334	-	Dividends received
Emco	16	87	Dividends received
Total dividends received	1,820	1,718
Cresud	(359)	1,618	Dividends granted
Helmir	(22)	10	Dividends granted
Total dividends distribution	(381)	1,628
Quality	(47)	(73)	Capital contributions
Manibil	(87)	(31)	Capital contributions
IBC	(2,551)	-	Capitalized loan
Others	(17)	(27)	Capital contributions
Total capital contributions	(2,702)	(131)
TGLT S.A.	1,394	-	Purchase and exchange of shares
Total other transactions	1,394	-

IRSA Inversiones y Representaciones Sociedad Anónima

31.         Foreign currency assets and liabilities

              Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 06.30.20	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	43	70.260	3,015	2,448
Euros	11	78.867	881	197
Receivables with related parties:
US Dollar	4	70.460	311	239
Total trade and other receivables			4,207	2,884
Investments in financial assets
US Dollar	51	70.260	3,603	4,811
Pounds	1	86.896	78	69
Investments with related parties:
US Dollar	17	70.460	1,212	1,622
Total investments in financial assets			4,893	6,502
Derivative financial instruments
US Dollar	-	70.260	-	17
Total Derivative financial instruments			-	17
Cash and cash equivalents
US Dollar	185	70.260	13,018	16,575
Euros	20	78.867	1,547	103
Total cash and cash equivalents			14,565	16,678
Total Assets			23,665	26,081

Liabilities
Trade and other payables
US Dollar	187	70.460	13,191	10,496
Euros	3	87.360	305	51
Payables to related parties:
US Dollar	-	70.460	-	20
Total Trade and other payables			13,496	10,567
Borrowings
US Dollar	865	70.460	60,926	51,680
Euros	-	-	-	-
Borrowings with related parties
US Dollar	5	70.460	352	865
Total Borrowings			61,278	52,545
Derivative financial instruments
US Dollar	1	70.460	95	39
Total derivative financial instruments			95	39
Lease liabilities
US Dollar	1	70.460	8	-
Total lease liabilities			8	-
Total Liabilities			74,877	63,151

(1) Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2) Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

32.         Groups of assets and liabilities held for sale

As mentioned in Note 4., the investments in Israir and Ispro have been reclassified to "Group of assets and liabilities held for sale".

The following table shows the main assets and liabilities classified as held for sale:

	June 30, 2020	June 30, 2019
Property, plant and equipment	35,719	6,449
Intangible assets	1,363	136
Investments in associates	224	597
Deferred income tax assets	814	290
Income tax credits	-	-
Trade and other receivables	1,849	3,003
Cash and cash equivalents	1,709	1,023
Total assets held-for-sale	41,678	11,498
Trade and other payables	9,926	4,845
Salaries and social security liabilities	387	-
Employee benefits	386	290
Deferred income tax liabilities	1,953	51
Borrowings	9,560	2,951
Total liabilities held-for-sale	22,212	8,137
Total net assets held-for-sale	19,466	3,361

The company obtained a valuation of its investment in Israir for purposes of IRSA’s consolidated financial statements as of June 30, 2020 from an outside appraiser. As a result of the appraisal, the management accounted for an impairment of NIS 13 million (Ps. 264 million). This value represents the consideration that the company expects to receive for its stake in Israir as of June 30, 2020.

The management updated the valuation of investment properties of Ispro as a result of an appraisal prepared by an outside appraiser. As a result, the management of such company accounted for an impairment of NIS 33 million (Ps. 671 million) due to the outbreak of the Covid-19, a decrease in expected income from lessees, an expected increase in maintenance costs and a decreased in the CPI compared to the prior valuation.

33.         Results from discontinued operations

The results of Gav-Yam, Shufersal, Israir and IDB Tourism operations have been reclassified in the Statements of Income under discontinued operations.

	June 30, 2020	June 30, 2019	June 30, 2018
Revenues	21,921	26,148	175,194
Costs	(17,950)	(17,336)	(127,564)
Gross profit	3,971	8,812	47,630
Net gain from fair value adjustment of investment properties	-	3,990	5,529
General and administrative expenses	(1,198)	(1,212)	(3,299)
Selling expenses	(977)	(1,049)	(32,990)
Other operating results, net	17,554	250	24,894
Profit from operations	19,350	10,791	41,764
Share of profit of associates and joint ventures	150	289	320
Profit before financial results and income tax	19,500	11,080	42,084
Finance income	191	460	466
Finance cost	(1,720)	(2,651)	(2,901)
Other financial results	115	(24)	(102)
Financial results, net	(1,414)	(2,215)	(2,537)
Profit before income tax	18,086	8,865	39,547
Income tax	(1)	(1,725)	(3,106)
Profit from discontinued operations	18,085	7,140	36,441

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	10,107	2,466	24,470
Non-controlling interest	7,978	4,674	11,971
Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	17.58	4.29	42.52
Diluted	17.44	4.26	42.29

(i) Includes the remediation, at fair value, of the residual holding in Gav-Yam.

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2020 and 2019, Ps. 2,239 and Ps 5,521 of the total profits from discontinued operations Ps 18,398 and Ps. 3,395 of the total profits from discontinued operations correspond to Gav-Yam.

34.         Economic framework of the Group’s business

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by the fluctuations in the inflation rate and in the exchange rate at which the peso is converted into other currencies, mainly the US dollar, the variations in interest rates, which have an impact on the cost of capital, the changes in governmental policies, capital controls and other local and international political or economic events.

                In December 2019, a novel strain of coronavirus (SARS-COV-2) causing a severe acute respiratory syndrome (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread across the world, including Argentina, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. By early November approximately 1,284,519 cases of infections had been confirmed in Argentina. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the International Monetary Fund (“IMF”), the global economy has recently entered into a recession.

                The Argentine government has adopted multiple measures in response to the COVID-19 pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 that has been extended several times, most recently through November 8, 2020. The government has also required during the last months the mandatory shutdown of businesses not considered essential. Finally, on November 6, 2020, the government announced the end of the mandatory lockdown for the AMBA (the “Área Metropolitana de Buenos Aires or “AMBA”) and the beginning of the new phase of social distancing. However, Coronavirus cases have risen over the last few months in several regions of the world and the rate of infections is still increasing. Lockdowns return to Europe as cases rise again. Spain, France and the UK have all recorded more than one million cases, and several others are seeing their highest number of new infections since the start of the pandemic.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In view of this scenario, a severe downturn in the Argentine economy is expected.

After several negotiations between the Argentine Government and the bondholders, the Argentine Government announced the execution of an agreement in principle with the main groups of bondholders in order to avoid the default. On August 28, 2020, the Government informed that the holders of 93.55% of the aggregate outstanding principal amount of all bonds have accepted a debt exchange and, on August 31, 2020, the Argentine Government obtained the consents required to exchange and/or amend 99.01% of the aggregate outstanding principal amount of all series of eligible bonds. As of the date of these financial statements, the new bonds are already being traded on the market.

However, the Government still faces the challenge of arriving at a successful renegotiation of the debt with the IMF. A favorable outcome for Argentina and the restructuring of its debt with the IMF would have a positive impact on the Argentine economy in the mid- and long-term. On the contrary, failure to reach an agreement with foreign private creditors might lead Argentina to default on its sovereign debt and, as a result, this situation may trigger restrictions on the companies’ ability to obtain new financing.

At a local level, the following circumstances may be noted:

IRSA Inversiones y Representaciones Sociedad Anónima

●
In June 2020, the Estimador Mensual de Actividad Económica (“EMAE”) reported by the National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos or INDEC) recorded a (12.3)% variation compared to the same month in 2019 and a (7.4)% variation compared to the previous month.

●
The market expectations survey prepared by the Central Bank in July 2020 called Relevamiento de Expectativas de Mercado (“REM”) forecasts that the retail inflation rate for 2020 will be 39.5%. The REM analysts foresee a (12.5)% decrease in the real GDP for 2020. In turn, they foresee a recovery in the economy for 2021 that will grow up to 5.6%. The economy is expected to grow during the third quarter of 2020 as the effects of the pandemic are perceived as transitory and economic recovery is expected to start soon.

●
The year-over-year inflation rate as of June 30, 2020 was 42.8%.

●
From July 2019 to June 2020, the peso depreciated 66% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. In view of the foreign exchange restrictions in force since 2019, the gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 75%. This has an impact on the level of economic activity and detrimentally affects the reserves of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank issued Communication “A” 7106 which establishes, among other things, that entities with principal maturities falling due between October 15, 2020 and March 31, 2021 related to the issuance of foreign-currency denominated publicly-registered debt securities in Argentina by private sector clients or by the entities themselves, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) the net amount for which access to the foreign exchange is granted within the original terms must not exceed 40% of the principal amount due, and (b) the remaining principal amount must have been refinanced through new foreign debt with an average life of at least 2 years. Therefore, the Company is analyzing the impact of this provision in order to comply with the Central Bank’s requirements in due time and manner, if applicable.

Series I Non-convertible Notes having a par value of USD 181,518,707 and other bank debts shall become due on November 15, 2020.

COVID-19 Pandemic

As it arises from the ‘Economic framework of the Group’s business’ note, the COVID-19 pandemic is having an adverse impact on both the global and the Argentine economy and the Company’s business. Although the COVID-19 pandemic has had an impact nationwide on the business conducted by the Company, it is still too early to assess the total scope of its impact.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

In the Operations Center in Argentina:

●
As a consequence of the preventive and mandatory social isolation, shopping malls across the country have been closed since March 20, 2020. Only those stores engaged in essential activities remain open such as pharmacies, supermarkets and banks whereas some food and clothing stores are offering delivery services and selling products on WhatsApp. In May and June, these measures were relaxed and certain activities were resumed in some marketplaces in the Argentine provinces such as Salta, Mendoza, Santa Fe and Córdoba. Actually, the shopping malls Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba Shopping reopened under strict health and safety protocols providing for reduced shopping hours, social distancing and access controls. The shopping mall in Neuquén was reopened in July 2020 whereas the Distrito Arcos shopping mall, a premium open-air outlet in the City of Buenos Aires, was reopened early in August 2020. As of this date, 44% of the square meters of the Company’s Shopping Malls are open. Nevertheless, the uncertainty posed by this situation may cause the closing of stores that have already opened.

IRSA Inversiones y Representaciones Sociedad Anónima

●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticed. The ensuing impact on shopping malls has been a 30.5% decrease in income from rentals and services compared to the previous fiscal year and an 83% decrease compared to the last quarter of the previous fiscal year. Moreover, the allowance for bad debts is Ps. 305 million for the fiscal year ended June 30, 2020 and Ps. 187 million for the last quarter of the fiscal year.

●
As regards the rental of offices, although most of the lessees are working remotely, they are open under strict health and safety protocols. As of this date, the Company has not experienced any collection difficulties.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, which are owned directly or indirectly by the Company, are also closed since March 20. All scheduled conferences have been suspended, most of the fairs and conventions were postponed, and most of the scheduled shows in the DIRECTV Arena stadium have been cancelled. The reopening date of these premises is uncertain as well as the future calendar of fairs, conventions and shows.

●
In order to reduce the risk of the virus spreading and protect public health, the Libertador hotels in the City of Buenos Aires and the Llao Llao hotel in the province of Río Negro are temporarily closed and it is still uncertain when they will reopen and go back to normal operations. As regards Hotel Intercontinental in the city of Buenos Aires, it is operating only under a contingency and emergency plan. The impact of all the above on these financial statements has been a 32% decrease in income compared to the previous fiscal year and a 100% decrease compared to the same quarter of the previous year.

In the Operations Center in Israel

●
The COVID-19 pandemic has had a negative impact on the market valuation of IDBD, DIC and operating subsidiaries due to the sharp fall in prices. The mandatory shutdown lasted almost 10 days and was then relaxed under strict health and safety protocols. The effects on the operating businesses have been diverse:

o
as regards supermarkets (Shufersal) and agriculture (Mahadrin), the impact has been positive in the short-term as these are considered essential activities;

o
as concerns telecommunications (Cellcom), in particular the international roaming service, there has been a decrease in consumption keyed to a significant drop in international tourism. Cellcom has taken actions to reduce such negative effects by cutting back on expenses and investments during the coronavirus crisis period, including staff downsizing measures.

o
In PBC, the activities and income from real estate transactions have been adversely affected by the economic situation and the bans on circulation. Consequently, PBC’s cash flow is expected to be somehow vulnerable although it is not possible to estimate as of this date to which extent PBC has made an assessment of its investment properties showing signs of impairment and, as a consequence, a reduction in the value of its properties of Ps. 2,989 has been accounted for.

As regards the Group’s financial debt:

●
IRSA must honor the following maturities within the next 12 months: Series II Non-convertible Notes, having a par value of US$ 71.4, due on July 20, 2020; Series II Non-convertible Notes, having a par value of CLP 31,502.6 (equivalent to US$ 41 approximately), due on August 6, 2020; Series I Non-convertible Notes, having a par value of US$ 181.5, due on November 15, 2020, Series III Non-convertible Notes, having a par value of Ps. 354 (equivalent to US$5), due on February 21, 2021, Series IV Non-convertible Notes, having a par value of US$ 51.3, due on May 21, 2021 and a bank debt in an amount equivalent to US$14.3.

IRSA Inversiones y Representaciones Sociedad Anónima

●
Our subsidiary, IRSA CP, must honor the maturity of its Series IV Non-convertible Notes, having a par value of US$ 140, which will become due in September 2020 and a bank debt of US$ 23.

●
The short-term financial debts of our subsidiaries, IDBD-DIC, have a nominal value of US$ 202 (including non-convertible notes and borrowing from banks and financial entities). It should be noted that such commitments have no effects on IRSA because such indebtedness is without recourse against IRSA and is not guaranteed by IRSA’s assets as described in Note 1 to these interim consolidated condensed financial statements.

In May and July 2020, IRSA issued US$ 105.4 non-convertible notes in the local market intended to refinance its short-term debt. The proceeds of such issuances were used by the Company to repay its Non-convertible Notes due on July and August 2020.

The alternatives that the Company is considering to refinance the repayment of its Non-convertible Notes due in November 2020, February 2021 and June 2021 are a capital increase in an approximate amount of US$ 70 / US$ 100 resolved at the annual shareholders’ meeting held in October 30, 2019 and obtaining financing in the domestic or international capital markets through new issues of debt securities or liability management transactions in the range of US$ 40 and US$ 100, in addition to the transactions already conducted in May and July. In addition, IRSA has a long-standing relationship with banks of the local financial system that may supplement and diversify the Company’s sources of financing in addition to capital market financing. Moreover, as part of our strategy, the Company may sell a portion of its portfolio of assets (hotels and/or land reserves and offices through its subsidiary, IRSA CP) to generate additional funds.

Lastly, IRSA CP has granted IRSA a three-year credit facility up to US$ 180, of which US$ 53.4 were used by IRSA on June 30, 2020. IRSA may still use the remaining balance of such facility and receive dividends from such company in its capacity as controlling shareholder of 80.65% of its capital stock. It should be noted that IRSA CP’s cash and cash equivalents (including current financial investments) as of June 30, 2020 amount to US$ 155 and, following the fiscal year-end, it sold office assets worth US$ 128.6. Moreover, it is working on different financing alternatives in pesos with local banks (syndicated loans and/or bilateral loans) in estimated amounts equivalent to USD 50 and USD 100 to discharge its short-term obligations and it may eventually resort to debt transactions in the local capital market.

The final effects of the coronavirus outbreak and its impact on the country’s economy is unknown and cannot be reasonably foreseen. Nevertheless, although it has had significant effects in the short-run, it is not expected that they will affect the continuation of business. Although there are short-term economic impacts, it is foreseen that the Company will be able to continue meeting its financial commitments in the following twelve months.

The Company is closely monitoring the situation and taking all necessary actions to preserve human life and the Company’s businesses.

35.         Subsequent events

Sale of floors in the Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sales agreement (with delivery of possession) with respect to a medium-height floor in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 477.7 (US$ 6.7), which has been paid in full.

On August 26, 2020, IRSA CP executed a preliminary sales agreement (with delivery of possession) with respect to 5 floors in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,562 million (US$ 34.7 million), which has been paid in full.

Bouchard Sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,300 million (US$ 87 million), which has been paid in full.

IRSA Inversiones y Representaciones Sociedad Anónima

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

●
Ps. 335.2 million (equivalent to USD 4.7 million) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 million Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds will be used to refinance short-term indebtedness.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 10,381 (US$ 140) and interest accrued as of such date in the amount of Ps. 134 (US$ 1.8) were paid.

Sale of remaining shares in Shufersal

On July 22, 2020, DIC accepted a private investors’ offer to purchase its aggregate shares in Shufersal, representing 26% of the capital stock, in the amount of NIS 1,456 million (NIS 23.5 per share). After the sale, DIC does no longer have any equity interest in such company.

Cellcom

On August 13, 2020, the Israeli Ministry of Communications approved the acquisition of Golan by Cellcom subject to certain conditions. It is worth noting that by such date the Antitrust Commissioner had already granted clearance.

On August 26, 2020, Cellcom informed that it completed the acquisition of Golan in consideration for approximately NIS 545 million in the aggregate, plus the cash equivalents held by Golan as of the closing date less its financial debts, which were paid in full by Cellcom to the Golan shareholders in cash. See information on the agreement in note 4 to these financial statements.

Sale of a subsidiary owned by Elron

On July 16, 2020, Elron, through the investment held by it in CartiHeal (2009) Ltd. (a company in which Elron holds a 27% interest approx.) ("CartiHeal"), entered into an agreement with Bioventus LLC (an international company engaged in the manufacture of medical devices, "Bioventus"), which is a current shareholder of CartiHeal, providing as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

● Bioventus will make an additional US$ 15 – US$ 20 investment in CartiHeal, at a company value of USD 180.

● Bioventus will be granted a call option to buy 100% of the shares in CartiHeal.

● CartiHeal will have a put option to sell 100% of its capital stock to Bioventus.

The call option may be exercised at any time after the investment is made. The put option may be exercised subject to pivotal clinical trial success, which includes the successful attainment of certain goals of the secondary trial, subject to obtaining the FDA’s approval of the Agili-C device of CartiHeal, which fully coincides with the success of the trial.

Sale of Clal Shares

On June 28 and July 6, 2020, IDBD sold 4,791,618 shares in Clal held by it through swap transactions, at an average price of NIS 30/share, representing 7.1% of the capital stock.

In addition, on September 3, 2020, IDBD sold 2,376,527 shares in Clal, representing 3.5% of its capital stock, at an average price of NIS 32.475/share, amounting to NIS 77.2 in the aggregate.

As a consequence of such transactions, IDBD’s current stake in Clal represents 4.99% of its capital stock and, as a result, IDBD is no longer regarded as an interested party in Clal under the Israeli Securities Regulations.

Increase in the interest held in PBC

In July 2020, DIC acquired 1.4% of PBC capital stock in consideration for NIS 18.

DIC notes repurchase plan

On August 20, 2020, DIC’s Board of Directors approved the extension of its notes repurchase plan (Series F and J) until December 31, 2020 up to NIS 300. Repurchases shall be made on the basis of market opportunities and the scope thereof shall be determined by the management.

IDBD financing agreement

On August 30, 2019, the Company's Board of Directors approved the signing of a commitment with Dolphin, to make capital contributions for up to the amount of NIS 210, according to the schedule of commitments assumed by Dolphin between September 2019 and September 2021 with IDBD.

Dolphin undertook to make contributions to IDBD subject to the occurrence of certain events in accordance with the following scheme: (i) NIS 70 to be contributed immediately; (ii) NIS 70 to be contributed until September 2, 2020 and (iii) NIS 70 to be contributed until September 2, 2021. According to Dolphin's agreement with IDBD, said contributions will have the character of capital contributions resulting in the issuance of new IDBD shares in favor of the parent company or may be granted in the form of a subordinated loan.

On September 7, 2020, the Company communicated that, with respect to the capital contributions committed for September 2, 2020 and 2021, it considers that there are doubts regarding the fullfilment of the pre-conditions established for making such contributions. Accordingly, it has resolved not to make the contribution corresponding to 2020.

Shareholders’ Meeting

On October 26, 2020, the Shareholders’ Meeting has resolved to distribute the amount of ARS 484,000,000 (four hundred and eighty four million Argentine pesos), as dividends payable in shares of IRSA Propiedades Comerciales S.A., a Company’s subsidiary, to the shareholders ratably according to their shareholding interests.

Exchange Offer- Issuance of Series VIII and IX Notes

As a consequence of the new restrictions on access to the Foreign Exchange Market, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020 (the “Existing Notes”). The abovementioned restrictions to obtain United States dollars established under Communication “A” 7,106 apply for the purchase of foreign currency intended for repayment of principal maturing between October 15, 2020 and March 31, 2021 in respect of the issuance of foreign currency-denominated debt securities registered with official registries in Argentina by private sector clients or the entities themselves. For such purposes, all Eligible Holders (the “Eligible Holders”) were invited by IRSA to Exchange the Existing Notes, Series I Notes.

On October 22, 2020, IRSA announced Notes to be issued in exchange for the Existing Notes, Series I Notes, or through the Cash Subscription (the “Cash Subscription”), as applicable, pursuant to the terms and methods for the exchange of the Existing Notes. The exchange offer consisted on the following two options for the bondholders terms:

(i) A repayment of principal amount of Existing Notes tendered for Exchange, in cash in United States Dollars, in an amount resulting from dividing USD 72,607,482.80 by the total number of Existing Notes tendered in Exchange for the Series VIII, always provided such quotient is less than or equal to USD 1 whereas if such quotient is higher than USD 1 the consideration shall be equal to USD 1 (“Principal Repayment”); which would represent at least 40% of the amount of the Existing Notes tendered and the remaining amount until reaching USD 1 of each USD1 of the Existing Notes tendered for Exchange, in Series VIII Notes. Series VIII Notes to be issued at a fixed nominal interest rate of 10.00% per annum and maturing 3 (three) years after the Date of Issue and Settlement, with annual repayments, denominated and payable in United States Dollars, in a principal amount up to USD 108,911224 to be paid in kind by tendering for exchange of the Existing Notes . In all cases, the sum of (i) and (ii) shall be the equivalent to USD1 per each USD1 of Existing Notes tendered for Exchange.; and

(ii) A par for par exchange of notes Series IX for each Existing Notes presented to the Exchange. Series IX Notes to be issued at a nominal fixed interest rate of 10% per annum, maturing on March 1, 2023, denominated and payable in a principal amount up to USD 108,911,224, that may be increased up to the Maximum Aggregate Principal Amount (the “Maximum Aggregate Principal Amount”), to be paid in kind by tendering for exchange the Existing Notes, or by Subscription in Cash.

For both options interest accrued on the Existing Notes until the Date of Settlement of the Exchange Offer will be paid in cash:

Moreover, the Company offers an early exchange consideration equivalent to USD 0.02 per each USD 1 of Existing Notes tendered and accepted in exchange for Series IX Notes prior to the deadline to receive the consideration for early acceptance (the “Early Exchange Consideration”). Such consideration shall be paid in Pesos on the Date of Issue and Settlement as per the exchange rate reported by Communication “A” 3500 of the Central Bank of Argentina on the business day next preceding the Exchange Expiration Date. For the purposes of receiving the Early Exchange Consideration, the Eligible Holders shall tender the Existing Notes in their possession on or before the Deadline to Receive the Early Exchange Consideration.

On November 2, 2020, the Company, announced the results of the Early Bird of Series IX Notes. As of October 30, 2020, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 70,971,181 for Series IX Notes.

All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date.

As timely announced, the Exchange Offer would expire on November 5, 2020, unless it is extended by the Company. Finally, on November 6, 2020, the Company decided to extend the Exchange Offer, to November 10, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

On November 11, 2020, IRSA reported the results of the Exchange Offer. Eligible holders have been presented for a total amount equivalent (for both Classes) to USD 178,458,188, representing 98.31% of the face value of the Existing Notes in Circulation, through the participation of 6,571 orders.

SERIES VIII Notes issuance:

The Face Value of Existing Notes presented and accepted for the Exchange totaled USD 104,287,243 and the Nominal Value of Series VIII Notes to be issued was USD 31,679,760. The maturity date will be November 12, 2023.

According to the terms and subject to the conditions established in the Prospectus Supplement, Eligible Holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 of Existing Notes submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

a. USD 0.69622593 in cash for each USD 1 of Existing Notes presented to the Exchange; and

b. The remaining amount until completing 1 USD for each 1 USD of Existing Notes presented to the Exchange, in Notes Series VIII.

SERIES IX Notes Issuance:

Face Value of Existing Notes presented and accepted for the Exchange totaled USD 74,170,945 and the Nominal Value of Series IX Notes to be issued (together with the Face Value to be issued as a result of the cash subscription) is USD 80,676,505. The maturity date will be March 1, 2023.

Modifications to the Terms of the Existing Notes:

Pursuant to the terms and conditions specified on the pricing supplement of the Existing Notes, and considering that consent has been obtained for an amount greater than 90% of the principal of the Existing Notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

Consequently, by virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" was eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the Existing Notes.

Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes were modified and replaced:

- Expiration Date: It will be March 1, 2023.

- Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

The terms and conditions of the Series I Notes are not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

The implementation of the Proposed Essential Modifications and the Proposed Non-Essential Modifications have been approved by the Company's Board of Directors, dated November 11, 2020.

For more information, see "Proposed Modifications to Existing Notes" of the Prospectus and Exchange Supplement.

Series I Cancellation:

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 12, 2020, the Company made a partial cancelation for a Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the Nominal Value under circulation will be USD 3,060,519.

Corporate Information: IDBD

IDBD has been maintaining negotiations with creditors in order to restructure its financial debt in favorable terms. As of June 30, 2020, the total balance of (i) IDBD's Series 9 Bonds was NIS 901 million (the “Series 9”), (ii) IDBD’s Series 14 Bonds were NIS 889 million guaranteed by IDBD’s 70% of DIC’s shares (the "Series 14"), (iii) IDBD's Series 15 Bonds were NIS 238 million guaranteed by 5% of Clal’s shares (the "Series 15"). Due to lack of agreement, on September 17, 2020, a petition was submitted in the District Court in Tel-Aviv-Jaffa (“The Court”) on the subject of granting of an order for the opening of proceedings by the Trustee for the holders of the Company’s Bonds (Series 9) (“The petition”). Within the framework of the petition, the Court was requested to grant an order for the opening of proceedings for the Company pursuant to Section 18 of the Insolvency and Economic Rehabilitation Law, 5778 – 2018 (“The Law”); to instruct the appointment of a trustee for the Company according to law. On September 21, 2020, the holders of the bonds (Series 14) of IDB Development approved making the entire uncleared balance of IDB Development's bonds (Series 14) repayable immediately. On September 22, 2020, the Company submitted its initial response to the Petition in the Court, in which it argues that it is in the best interest of the company and all its creditors to exhaust the negotiations with the controlling shareholder and its creditors during a short period in order to try and maximize the value of its assets, for the benefit of the creditors and the company, and avoid costs and additional harmful consequences. In addition, the response of Dolphin Netherlands B.V. (the controlling shareholder of the Company) was also submitted, as were responses by the Trustees for the bondholders (Series 15 and Series 14) of the Company to the Petition. It should be mentioned that in tandem to his response, the Trustee of bondholders (Series 14) of the company submitted petitions for the enforcement of a lien and for the appointment of a receiver as well as an urgent petition for the setting of a hearing on the said petitions for a receivership, together with the hearing on the petition, which was set for September 24, 2020. On September 25, 2020, the Court declared the insolvency and liquidation of IDBD and initiated liquidation proceedings. The Court appointed a trustee for the shares of IDBD and a custodian for the shares of DIC and Clal. We are analyzing together with our local and international advisors the decision, including alternatives and courses of action.

Boston Tower floor´s sale by IRSA CP

On November 5, 2020, IRSA CP has sold and transferred 4 floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately USD 22.9 million (USD/sqm 5,570), which was paid in full. After this operation, IRSA CP owns 3 floors with an approximate location area of 3,266 m2 in addition to garage units and other complementary spaces.

On November 12, 2020, IRSA CP has sold and transferred three floors of the Boston tower located at 265 Della Paolera Street, in the Catalinas district of the Autonomous City of Buenos Aires for a gross leasable area of approximately 3,266 sqm, a retail store of approximately 225 sqm and 15 garage units located in the building. The transaction price was approximately USD 19.1 million (USD/sqm 5,490), which was paid in full. After this operation, IRSA CP has no remaining leasable area in the building, only keeping a space of the first basement.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

NEW LIPSTICK, LLC AND SUBSIDIARY

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT	F-100
CONSOLIDATED FINANCIAL STATEMENTS	F-101
Consolidated Balance Sheet	F-101
Consolidated Statement of Operations	F-102
Consolidated Statement of Changes in Members’ Deficit	F-103
Consolidated Statement of Cash Flow	F-104
Notes to Consolidated Financial Statements	F-105
SUPPLEMENTAL INFORMATION	F-113
Consolidating Balance Sheet	F-114
Consolidating Statement of Operations	F-115

Daniel Abelovich
Ciro Polano
Marcelo Fuxman
Roberto Murmis
Noemí Cohn

INDEPENDENT AUDITOR’S REPORT

To the Members of
New Lipstick, LLC

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of New Lipstick, LLC and Subsidiary (a limited liability company) (the ‘Company’) as of June 30, 2020, which comprise the consolidated balance sheet and the consolidated statements of operations, changes in members’ deficit and cash flow for the year then ended, and the related notes to the consolidated financial statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

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

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Abelovich, Polano & Asociados S.R.L. NEXIA is a member firm of the “Nexia International” network. Nexia International Limited does not deliver services in its own name or otherwise. Nexia International Limited and the member firms of the Nexia International network (including those members which trade under a name which includes the word NEXIA) are not part of a worldwide partnership. Member firms of the Nexia International network are independently owned and operated.
Nexia International Limited does not accept any responsibility for the commission of any act, or omission to act by, or the liabilities of, any of its members.
Nexia International Limited does not accept liability for any loss arising from any action taken, or omission, on the basis of the content in this document or any documentation and external links provided. The trade marks NEXIA INTERNATIONAL, NEXIA and the NEXIA logo are owned by Nexia International Limited and used under licence. References to Nexia or Nexia International are to Nexia International Limited
or to the “Nexia International” network of firms, as the context may dictate.

Daniel Abelovich
Ciro Polano
Marcelo Fuxman
Roberto Murmis
Noemí Cohn

Abelovich, Polano & Asociados S.R.L. NEXIA is a member firm of the “Nexia International” network. Nexia International Limited does not deliver services in its own name or otherwise. Nexia International Limited and the member firms of the Nexia International network (including those members which trade under a name which includes the word NEXIA) are not part of a worldwide partnership. Member firms of the Nexia International network are independently owned and operated.
Nexia International Limited does not accept any responsibility for the commission of any act, or omission to act by, or the liabilities of, any of its members.
Nexia International Limited does not accept liability for any loss arising from any action taken, or omission, on the basis of the content in this document or any documentation and external links provided. The trade marks NEXIA INTERNATIONAL, NEXIA and the NEXIA logo are owned by Nexia International Limited and used under licence. References to Nexia or Nexia International are to Nexia International Limited
or to the “Nexia International” network of firms, as the context may dictate.

Emphasis of Matter - Termination of the ground lease and abandoning of the administration of the building

We draw attention to Notes 5 and 6 of the consolidated financial statements which describe the effects of the termination of the ground lease and the abandonment of the administration of the building that occurred subsequent to the date of the accompanying consolidated financial statements.

Our opinion is not modified in respect of the above mentioned matters.

Other matters

●
As of June 30, 2020, the Company had a members’ deficit of $37,984,853. This deficit relates to the notes payable to the members described in Note 4.

●
The supplemental information presented on pages 13-14 is for additional analysis and is not a required part of the consolidated financial statements. Such information has not been subject to the audit procedures applied in the audit of the consolidated financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

October 30, 2020

(Partner)
Noemí I. Cohn

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

JUNE 30, 2020

ASSETS	06/30/2020 (Audited)	06/30/2019 (Unaudited)

Real estate, net	$-	$122.374.260
Cash and cash equivalents	6.132.232	860.849
Restricted cash	-	3.711.128
Tenant receivables, net	48.794	361.278
Prepaid expenses and other assets	-	6.665.497
Due from related party	2.188.579	120.274
Deferred rent receivable	-	7.871.348
Goodwill		-
Lease intangibles, net	-	10.779.121

TOTAL ASSETS	$8.369.605	$152.743.755

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Accounts payable and accrued expenses	$1.788.955	$1.720.601
Notes payable to members	44.275.534	42.904.739
Note payable	-	44.450.269
Deferred ground rent payable	-	246.100.408
Due to related parties	241.175	240.874
Tenant security deposits	-	872.682
Deferred revenue	48.794	567.572
Lease intangibles, net	-	30.940.147

TOTAL LIABILITIES	46.354.458	367.797.292

MEMBERS' DEFICIT	(37.984.853)	(215.053.537)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$8.369.605	$152.743.755

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2020

REVENUES:	06/30/2020 (Audited)	06/30/2019 (Unaudited)	06/30/2018 (Unaudited)
Base rents	$42.376.323	$42.591.305	42.640.302
Tenant reimbursements	8.868.733	7.851.478	7.672.918
Other rental revenue	252.478	385.239	50.029

TOTAL REVENUES	51.497.534	50.828.022	50.363.249

EXPENSES:
Real estate taxes	12.829.755	12.121.647	11.620.716
Utilities	2.335.535	2.393.263	2.381.489
Janitorial	1.819.490	1.813.184	1.776.052
Insurance	380.405	344.508	325.138
Repairs and maintenance	2.106.485	1.379.744	1.712.889
Security	1.228.882	1.149.765	1.014.923
Goodwill	-	5.422.615	0
Bad debt	-	-	30.593
General and administrative	3.868.430	3.067.133	2.827.316
Management fees	1.232.949	1.120.813	1.130.602
Elevator	328.939	364.581	302.620
HVAC	64.748	85.035	80.215
Ground rent	42.597.980	45.895.545	45.457.736
Interest expense	2.359.235	3.890.401	4.015.781
Depreciation and amortization	5.226.229	5.520.008	5.745.481
Amortization of lease intangibles	3.054.196	3.097.661	3.079.859

TOTAL EXPENSES	79.433.258	87.665.903	81.501.410
OTHER INCOME
Gain on debt forgiveness	40.196.070	-	20.000.000
Gain due to cancelation of ground lease and loss of control over the building	164.808.338	-	-

NET LOSS	$177.068.684	$(36.837.881)	$(11.138.161)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

 FOR THE YEAR ENDED JUNE 30, 2020

Members' deficit - July 1, 2017 (unaudited)	$(167.127.495)

Net loss	(11.138.161)
Members' deficit - July 1, 2018 (Unaudited)	$(178.265.656)

Capital contribution	50.000
Net loss	(36.837.881)
Members' deficit - June 30, 2019 (Unaudited)	$(215.053.537)

Net Gain	177.068.684
Members' deficit - June 30, 2020 (Audited)	$(37.984.853)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2020

	06/30/2020 (Audited)	06/30/2019 (Unaudited)	06/30/2018 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net result	$177.068.684	$(36.837.881)	$(11.138.161)

Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	5.226.229	5.726.461	5.745.481
Bad debt	-	-	30.593
Gain on debt forgiveness	-	-	(20.000.000)
Deferred rent receivable	-	1.610.861	390.793
Amortization of above market leases	-	1.407.363	1.407.364
Accretion of below market leases	-	(2.363.408)	(2.387.552)
Accretion of above market ground lease	-	(437.809)	(437.809)
Amortization of lease intangible assets	3.054.196	(3.097.661)	3.079.859
Deferred ground rent	-	-	27.129.005
Amortization of loan costs	-	231.355	-
Gain on debt forgiveness	(40.196.070)	-	-
Gain due to cancelation of ground lease and loss of control over the building	(164.808.338)	-	-
Interest costs	1.370.796	-	-
Write-off of tenants receivable	(727.423)	-	-
Goodwill	-	5.422.615	-
(Increase) in operating assets:
Tenant receivables	1.039.907	3.265	18.195
Prepaid expenses and other assets	6.665.497	(289.946)	(510.810)
Lease intangibles	-	6.032.359	(281.225)
Restricted cash	3.711.128	-	-
Receivables from related party	(2.068.305)	-	-
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	9.628.400	(918.623)	290.404
Deferred ground rent	-	26.678.815	-
Tenant security deposits	-	(52.174)	(21.017)
Deferred revenue	-	246.138	(342.260)
Deferred rent receivable	7.871.348	-	-
Lease intangibles, net	8.435.334	-	-

TOTAL ADJUSTMENTS	(160.797.301)	40.199.611	14.111.021
NET CASH PROVIDED BY OPERATING ACTIVITIES	16.271.383	3.361.730	2.972.860

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	-	(35.001)	(1.418.777)
Repayment on notes payable	(11.000.000)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(11.000.000)	(35.001)	(1.418.777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt issuance costs	-	(298.295)	-
Repayments to related parties		-	(39.979)
Contribution from Members	-	50.000	-
Net change in restricted cash	-	265.499	181.496
Repayments on notes payable	-	(5.989.372)	-
Borrowings from shareholders	-	1.771.768	-
NET CASH USED IN FINANCING ACTIVITIES	-	(4.200.400)	(1.108.941)

NET DECREASE IN CASH AND CASH EQUIVALENTS	5.271.383	(873.671)	445.142
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	860.849	1.734.520	1.289.378
CASH AND CASH EQUIVALENTS AT END OF YEAR	$6.132.232	$860.849	$1.734.520
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$4.126.052	$4.244.626

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

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

Metro 885 was organized for the purpose of acquiring and operating a 34 story class A office tower more commonly known as the Lipstick Building, located at 885 Third Avenue in New York (the “Property”). Metro 885 leased the land which contains approximately 28,000 square feet. On July 9, 2007, the Company acquired the Property. The Property contains approximately 635,800 square feet of rentable space, consisting of rental and office spaces.

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

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (continued)

In accordance with the Agreement, the members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. For the year ended June 30, 2020, there were no contributions made by any of the members.

Distributions of capital will be made to the Members at the times, and in aggregated amounts determined by the Board of Directors of the Company. There were no distributions for the year ended June 30, 2020.

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

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with maturities of three months or less upon acquisition to be cash equivalents

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. As at June 30, 2020 cash deposits exceeded these insured limits.

Tenant Receivables, Net

The Company carries its tenant receivables at the amount due pursuant to lease agreements but uncollected, less an allowance for doubtful accounts. The Company continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified. As of June 30, 2020, the Company’s allowance for doubtful accounts was approximately $727,423. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes lease revenue on a straight–line basis over the terms of the lease agreements. Capitalized below market base values are accreted as an increase to base rents. Capitalized above market base values are amortized as a decrease to base rents.

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

No balance remain as of June 30, 2020 (see subsequent events)

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

No balance remained as of June 30, 2020 (see subsequent events).

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. RELATED PARTY TRANSACTIONS

Guaranty of Management Fee

On April 20, 2011, LM entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties, LLC (“HSP”). HSP is a 49% owner in LM. The Company and LM are affiliated by a common 49% owner. These fees are based on a consulting agreement between LM and HSP. On December 1, 2015, the parties agreed to extend the agreement for an additional year for a fee of $3,700 per month. The parties have the right to terminate this agreement at any time upon (30 days written notice served to the other party). The total management fees in the accompanying consolidated statement of operations, amounted to approximately $719,000, of which approximately $7,400 is unpaid as of June 30, 2020.

Property Management Agreement

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of its gross revenues. Asset management fees incurred by the Company to LM amounted to approximately $514,000 for the year ended June 30, 2020, of which approximately $40,000 is unpaid at June 30, 2020. Asset management fees are included in management fees in the accompanying consolidated statement of operations.

Operating Lease

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement runs through November 30, 2026. The total amount of rental income earned for the year ended June 30, 2020 amounted to approximately $201,000.

Other Related Party Transactions

At June 30, 2020 the Company is owed the following balances from the following related parties for expenses paid on their behalf.

Due from related party:
Lipstick Management LLC	$120,274
IRSA International LLC	2,068,305
$2,188,579

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

2.
RELATED PARTY TRANSACTIONS (CONTINUED)

Additionally, at June 30,2020, the amounts listed below represent expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	$240,874
IRSA International LLC	301
$241,175

3.
NOTE PAYABLE

Metro 885 used to have note agreements with Royal Bank of Canada (the “Lender”) which were amended and restated in 2010. The the amended note was $115,000,000 and bore interest at (i) the London Interbank Offers Rate (“LIBOR”) plus 400 basis points, or (ii) Prime Rate plus Prime rate Margin, if converted into a prime Rate Loan. The amended note provided for a maximum interest rate of 5.25% through February 29, 2012, and 6.25% from March 1, 2012 through August 31, 2015, and matured on August 1, 2017.

On September 15, 2017, the Company amended again its existing note agreement with the Lender. Upon entering into the amendment, the Company paid down $40,000,000 through two prepayments. The first prepayment of $20,000,000 occurred in September 2017, bringing the total principal down from approximately $113,100,000 outstanding on the note to approximately $93,100,000 as of September 30, 2017. The second prepayment of $20,000,000 occurred on October 15, 2017 and the Lender forgave $20,000,000 of principal bringing the total principal down to $53,100,000 as of June, 2018. The note bears interest at LIBOR plus 200 basis points. The note matured on April 30, 2020.
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

On March 4, 2019, Metro 885 renegotiated its debt, which was stipulated in US$ 11 million plus a contingent amount calculated on the purchase price of the option on a part of the land where the Lipstick building is built. The debt must be canceled before April 30, 2021.

On February 12, 2020 Metro 885 made the final payment on the $11,000,000 trigger amount associated with the contingent debt forgiveness, and Metro 885’s lender terminated the mortgage associated with the Property resulting in a gain on debt forgiveness of approximately $40,000,000. Metro 885 was not required to make any additional payments in excess of the $11,000,000 which was agreed to on March 4, 2019.

4.
NOTES PAYABLE TO MEMBERS

On August 15, 2017, the Company entered into notes payable with two Members, IRSA International, LLC and Marciano Investment Group, LLC. The notes payable are for the totalamount of $40,000,000, and originally matured on August 15, 2019, but was extended without a specif date but with the same terms.. The notes bear interest at LIBOR plus 200 basis points (2.16% at June 30, 2020). Interest expense related to these notes was approximately $1,371,000 for the year ended June 30,2020. There were no principal payments during the year ended June 30, 2020.

NEW LIPSTICK, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

4.
NOTES PAYABLE TO MEMBERS (CONTINUED)

As of June 30, 2020, the balance of the notes including accrued interest amounted to approximately $44,276,000. Proceeds were contributed to the Company’s wholly owned subsidiary. The subsidiary recorded monies received as capital contribution and used the money to paydown the note payable with the bank (NOTE 3).

5.
COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, is involved in litigation arising during the ordinary course of business. Based on currently available information, management believes that the resolution of any potential claims will not have a material adverse effect on the Company’s consolidated operating results or financial position.

6.
SUBSEQUENTS EVENTS

Subsequents adjusting events

On August 7, 2020, as a result of negotiations initiated in the context of the increase in the local levy from May 2020 established by the lease itself (hereinafter "Ground Lease"), signed an agreement with the owner of the Ground Lease in which the relationship is terminated and the lease is terminated, leaving the building management. For this reason, Metropolitan preceded eliminating as of June 30, 2020, the liability it had associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. The net effect amounted to $ 164.8 million that is included within ‘Other income’ in the consolidated Statement of Operations. Additionally to this, on the same date, the Company:

●
Reported that it has decided to stop facing the cost of renting land (Ground Lease) where the Lipstick Building is located in New York City, handing over the management of the property;

●
Signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, Metropolitan derecognised as of June 30, 2020, the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration.

Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

SUPPLEMENTAL INFORMATION

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET JUNE 30, 2020

ASSETS	Metro 885	New Lipstick	Consolidating Entries	Totals

Cash and cash equivalents	$6,128,565	$3,667	$-	$6,132,232
Restricted cash	-	-	-	-
Investment in Metro 885	-	6,407,915	(6,407,915)	-
Tenant receivables, net	48,794	-	-	48,794
Due from related party	2,068,305	120,274	-	2,188,579

TOTAL ASSETS	$8,245,664	$6,531,856	$(6,407,915)	$8,369,605

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$1,788,955	$-	$-	$1,788,955
Notes payable to related parties	-	44,275,534	-	44,275,534
Due to related parties	-	241,175	-	241,175
Deferred revenue	48,794	-	-	48,794

TOTAL LIABILITIES	1,837,749	44,516,709	-	46,354,458

MEMBERS' DEFICIT	6,407,915	(37,984,853)	(6,407,915)	(37,984,853)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$8,245,664	$6,531,856	$(6,407,915)	$8,369,605

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS JUNE 30, 2020

	Metro 885	New Lipstick	Consolidating Entries	Totals

REVENUES:
Base rents, net	$42,376,323	$-	$-	$42,376,323
Tenant reimbursements	8,868,733			8,868,733
Other rental revenue	252,478	-	-	252,478
Investment loss	-	178.450.375	(178.450.375)	-

TOTAL REVENUES	51,497,534	178.450.375	(178.450.375)	51,497,534

EXPENSES:
Real estate taxes	$12,829,755	$-	$-	$12,829,755
Utilities	2,332,135	3,400	-	2,335,535
Janitorial	1,819,490	-	-	1,819,490
Insurance	380,405	-	-	380,405
Repairs and maintenance	2,106,485	-	-	2,106,485
Security	1,228,882	-	-	1,228,882
General and administrative	3,860,935	7,495	-	3,868,430
Management fees	1,232,949	-	-	1,232,949
Elevator	328,939	-	-	328,939
HVAC	64,748	-	-	64,748
Ground rent	42,597,980	-	-	42,597,980
Interest expense	988,439	1,370,796	-	2,359,235
Depreciation and amortization	5,226,229	-	-	5,226,229
Amortization of lease intangibles	3,054,196	-	-	3,054,196

TOTAL EXPENSES	78,051,567	1,381,691	-	79,433,258
OTHER INCOME
Gain on debt forgiveness	40,196,070	-	-	40,196,070
Management quitment	164,808,338	-	-	164,808,338

NET INCOME	$178,450,375	$177,068,684	$(178,450,375)	$177,068,684