Form 20-F
period 2021-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2021-10-20
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Carlos M. Della Paolera 261, 9th Floor (C1001ADA)

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Matías Iván Gaivironsky, Chief Financial and Administrative Officer

Tel +54(11) 4323-7449 - ir@irsa.com.ar

Carlos M. Della Paolera 261, 9th Floor, (C1001ADA) - Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsmile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	IRS	New York Stock Exchange New York Stock Exchange*
Common Stock, par value ARS 1.00 per share

*Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 658,676,460.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Jaime Mercado
Zang Bergel & Viñes	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

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

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina and Latin America or changes in developed markets or emerging markets or both;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

•	inflation and deflation;

•	ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

•	measures adopted by the Argentine Government in response to the COVID-19 pandemic,

•	impact on our business of the COVID-19 pandemic;

•	economic consequences of the pandemic and the related impact on our business and financial condition;

•	fluctuations in the exchanges rates of the peso and in the prevailing interest rates;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future government regulation and changes in law or in the interpretation by Argentine courts;

•	price fluctuations in the real estate market;

•	political, civil and armed conflicts;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

•	government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

i

•	technological changes and our potential inability to implement new technologies;

•	deterioration in regional, national or global businesses and economic conditions;

•	changes on the applicable regulations to currency exchange or transfers;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

•	the risk factors discussed under “Risk Factors.”

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

ii

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report (the “Annual Report”), references to “IRSA,” the “Company,” “we,” “us” and “our” means IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Annual Report, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina, and when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States.

References to “GDSs” are to the Global Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the deposit agreement, dated as of March 19, 1997 (the “deposit agreement”), between us, The Bank of New York, as depositary (the “GDS Depositary”), and the owners and holders of the GDSs issued from time to time thereunder, and references to “GDRs” are to the Global Depositary Receipts, which represent the GDSs.

Financial Statements

We prepare and maintain our financial books and records in pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year.

Our audited Consolidated Financial Statements as of June 30, 2021 and 2020 and for the years ended June 30, 2021, 2020 and 2019, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-95 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 18, 2021 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Deconsolidation of IDBD and DIC

Prior to September 25, 2020, we managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa (the “Court”), in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings (the “Liquidation Proceedings”). The Court appointed a trustee for IDBD’s shares and receivers for DIC’s and Clal’s shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, (a) our investment in IDBD and DIC has been deconsolidated in our unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the three-month periods ended September 30, 2020 and 2019, and (b) comparative information in our Audited Consolidated Financial Statements have been retrospectively restated to reflect the deconsolidation of IDBD and DIC.

As of the date of this Annual Report, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in pesos.

iii

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

Effective July 1, 2018, we adopted IFRS 15, Revenues from contracts with customers (“IFRS 15”) and IFRS 9, Financial instruments (“IFRS 9”) using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified.

Effective July 1, 2019, we adopted IFRS 16 “Leases” which establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant’s accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset. The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value. The application of IFRS 16 increased assets and liabilities and generated a decrease in operating costs for leases. On the other hand, the balance of depreciation and financial results generated by the present value of those lease liabilities were increased. This application does not imply changes in comparative information.

Additionally, effective July 1, 2019, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity’s net investment in the associate or in the joint venture according to the definitions of said standard, using the modified retrospective approach. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for a more information of the adoption of new standards.

Currency Translations

We have translated some of the peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 95.7200 per USD 1.00 as of June 30, 2021. The average seller exchange rate for fiscal year 2021, quoted by Banco de la Nación Argentina was ARS 83.9081. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 99.1600 per USD 1.00 as of October 14, 2021. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

iv

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain Measurements

In Argentina the standard measure of area in the real estate market is the square meters (m2, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

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

v

PART I

ITEM 1. Identity of Directors, Senior Management, Advisers and Auditors

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
June 30, 2021	95.6200	70.4200	83.8081	95.6200
Month ended:
July 31, 2021	96.5900	95.6600	96.1348	96.5900
August 31, 2021	97.6400	96.6900	97.1110	97.6400
September 30, 2021	98.6400	97.6800	98.1791	98.6400
October, 2021 (through October 14, 2021)	99.0600	98.6900	98.8713	99.0600

__________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operations.

•	We depend on macroeconomic and political conditions in Argentina.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

•	Property values in U.S. dollars in Argentina could decline significantly.

Risks Relating to our Business

•	Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability. An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

•	We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

•	Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

•	The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

•	We are dependent on our Board of Directors senior management and other key personnel and may face potential conflicts of interest relating to our principal shareholders.

Risks Relating to our Investment in Banco Hipotecario

•	The short-term structure of Banco hipotecario’s deposit base could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

•	Banco Hipotecario’s capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

•	The Covid-19 may negatively impact the operations and financial situation of Banco Hipotecario.

Risks Relating to our GDSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and GDSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

•	If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our common shares or GDSs would suffer negative consequences.

•	Holders of the GDS may be unable to exercise voting rights with respect to the common shares underlying their GDSs.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

•	You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

•	Our shareholders may be subject to liability for certain votes of their securities.

•	The warrants are exercisable under limited circumstances and will expire.

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

The outbreak of COVID-19 rapidly spread across the globe in 2020 and is continuing to disrupt worldwide economic activity. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. The degree of containment of the virus, and the recovery in travel, has varied country by country. During the recovery period, there have been instances where cases of COVID-19 have started to increase again after a period of decline, which in some cases impacted the recovery of the economy in certain countries. COVID-19 has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending, which may negatively impact the timing and level of a recovery in consumer demand.

As of the date of this Annual Report, most of the operations and properties are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina. These conditions include changes to growth rates, inflation rates, exchange rates, interest rates, taxes, foreign exchange controls, government policies, social instability, and other political, economic or international developments taking place in, or otherwise affecting, Argentina.

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

Some of the measures adopted by the Argentine government may adversely affect the business and financial condition of companies operating in the real estate sector, such as our Company. These temporary measures include the issuance of stay-at-home orders, closures of non-essential businesses such as shopping malls, prohibition of layoffs without cause and suspension of workers, among others. These measures have required, among other things, that we shut down our shopping mall properties from March 20 until October 14, 2020, and then again from April 15, 2021 until June 14, 2021, resulting in lower rental revenue from our shopping mall clients whose rent is based in part on sales revenue.

Finally, on September 16, 2021, the City of Buenos Aires Government, announced plans for the gradual lifting of restrictions in the City of Buenos Aires. As of the date of this Annual Report, different activities ranging from social gatherings, commercial activities and gastronomic venues are no longer restricted. For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.” Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations. We have also been forced to keep the DirecTV Arena stadium closed throughout the entire 2021 fiscal year.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

-	Consumer spending has sharply dropped and its persistence may generate a change in consumer habits and a trend in favor of e-commerce, which would translate into lower attendance at shopping malls or public places, thus adversely affecting our tenants’ ability to generate income and default on or terminate our leases;

-	The situation generated by COVID-19 could cause an increase in our operating costs and the operating costs of our tenants, who may be unable to meet their payment obligations under the leases entered into with the Company. This situation could cause a reduction in our rental income and negatively affect our financial situation;

-	An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID-19 pandemic; and

-	COVID-19 poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

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

The Argentine government is moving forward with the vaccination plan, and as of the date of this Annual Report, more than 64.3 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 24.4 million people fully vaccinated in Argentina, representing approximately 54% of Argentina's total population. However, the large scale and challenging logistics of distributing the vaccines, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may contribute to delays in economic recovery.

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

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP grew 2.7% in 2017, but it contracted 2.5% in 2018, 2.2% in 2019 and 6.5% in 2020. On September 17, 2021, the Argentine Treasury announced that it expected GDP to growth 4% in 2022 and fiscal deficit to reach 3.3%, both figures higher than previously forecast.

The primary elections (Elecciones Primarias, Abiertas y Simultáneas y Obligatorias or “PASO”, per its acronym in Spanish), which define which political parties and which candidates of the different political parties may run in the general elections for senators and representatives, took place in September 12, 2021. In these elections, the Frente de Todos coalition obtained 24.66% of the votes for the City of Buenos Aires, and 33.64% in the Province of Buenos Aires, while the Juntos por el Cambio coalition, obtained 48.19% of the votes in the City of Buenos Aires and 37.99% in the Province of Buenos Aires. After the defeat in the PASO elections, there was renewal in the Cabinet.

We can offer no assurances as to the policies that may be implemented by president Alberto Fernández, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

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

The INDEC reported cumulative variation of the CPI of 47.6% for 2018, 53.8% for 2019 and 36.1% for 2020. INDEC reported a CPI of 4.0%, 3.6%, 4.8%, 4.1%, 3.3% and 3.2% for January, February, March, April, May and June 2021, respectively.

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

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Some regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018 be restated for inflation in accordance with IAS 29.

During the first three fiscal years beginning after January 1, 2018, tax indexation is applicable if the variation in the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021. The result of tax indexation was assigned as follows:

•	Year ended June 30, 2019: one third in that same year and the remaining two thirds in equal parts in the following two years.

•	Years ended June 30, 2020 and 2021: one sixth that same year and the remaining portions in equal parts in the five following years.

In fiscal year 2022, the tax indexation will be applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of tax indexation is fully assigned to the fiscal year in which it originated.

We cannot predict the future impact that the eventual application of tax indexation and related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 2.4%, 0.4% and 6.5% of GDP in 2018, 2019 and 2020, respectively; and as of June 2021, it was 0.5% of GDP. However, the Fernández administration has indicated that it will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase. Additionally, the economic impact of the COVID-19 pandemic, the nationwide lockdown and due the defeat in PASO elections; may also require the Argentine government to increase public spending.

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

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into a “stand-by” arrangement for USD 57.1 billion principal amount with a 36-month maturity. As of the date of this Annual Report, Argentina has received disbursements under the agreement totaling USD 44.8 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

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

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt in foreign currency issued under Argentine law, as well as its debt with the IMF. On September 20, 2021, the Argentine Government allocated 1,885 million dollars to (IMF), to meet the first capital payment for the loan assumed in 2018 by the management of Mauricio Macri.For the rest of the year, Argentina must face commitments with the multilateral organization for almost 400 million dollars in interest in November, and another 1,880 million dollars on December 22, 2021. We cannot predict the outcome of these negotiations.

Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds and cut interest rates.

For more information see “Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies”.

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2018, 2019, 2020 and 2021, the Peso depreciated by approximately 105%, 59%, 40% and 17% (as of the 14 of October 2021) against the U.S. dollar, respectively. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significant reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foreign currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Argentine Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Argentine Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 79% above the official exchange rate. As of October 14, 2021, seller exchange rate quoted by Banco de la Nación Argentina was ARS 99.1600 per USD 1.00.

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

By way of example, in 2008 the Fernández de Kirchner administration nationalized and replaced the former private pension system with a public “pay-as-you-go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”, per its acronym in Spanish). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since it acquired equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Public Finance are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Public Finance of the agenda for each meeting of the board of director and provide related documentation.

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

Additionally, in June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin S.A.I.C (“Vicentin”) under which the national public administration would take control of 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco de la Nación Argentina, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the Civil and Commercial Court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original Board of Directors to office for 60 days and to give the observer status to the interventors appointed by the administration of Alberto Fernández.

As for taxes, the Government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas”. It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree 42/2021 also empowered the Federal Administration of Public Revenue (AFIP) to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specific benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No.11/2021, a staggered increase of the minimum salary was approved as follows: (i)September 1, 2021, ARS 31,104.00 for all full-time monthly workers and ARS 155.52 per hour for day laborers; (ii) October 1, 2021, ARS 32,000.00 for all full-time monthly workers and ARS 160.00 per hour for day laborers; and (iii) February 1, 2022, ARS 33,000.00 for all full-time monthly workers and ARS 165.00 per hour for day laborers. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020 and finally through Decree 266/21 it was extended until May 31, 2021. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of ARS 3,000 in January 2020, and an additional amount of ARS 1,000 in February 2020 (total ARS 4,000 effective as of February 2020).

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

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the Central Bank issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the Central Bank.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

Additionally, on December 5, 2019 the Central Bank issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish).

Among other restrictions, Communication “A” 6,844 requires prior authorization from the Central Bank for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the Central Bank if the debts exceed USD 2 million per month. Central Bank authorization is also required for payments of services with related parties abroad. Prior authorization from the Central Bank is required for the “constitution of foreign assets” (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the Central Bank for the “formation of foreign assets,” family aid and the granting of guarantees in derivative transactions, when those items exceed USD 200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication “A” 6,844 also requires companies to obtain prior authorization from the Central Bank before transferring profits and dividends abroad, as a general rule.

Likewise, Communication “A” 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication “A” 6,844, shall remain in full force and effect as from December 31, 2019.

On June 2020, the Central Bank issued Communication “A” 7,030, through which it established that for the purpose of accessing the exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the Central Bank unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), - when accessing the market for the payment of imports of goods or for the cancellation of debts arising from the import of goods, the Central Bank must pre-approve the transaction unless the entity has: (i) a customer’s affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company to verify compliance with the remaining requirements established for the operation by the exchange regulations.

At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020 by Communication “A” 7,052), prior approval of the Central Bank will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

On March 18, 2021, the Central Bank issued Communication “A” 7,239 extending the restrictions on access to the foreign exchange market for payments of imports of goods or the cancellation of principal of debts arising from the imports of goods and the cancellation of capital services of financial indebtedness with related counterparties provided for in Communication “A” 7,030 and complementary.

As for transactions corresponding to foreign market outflows, the Communication amends from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities shall have been concluded in the country, and (ii) sales of securities with liquidation in foreign currency or transfers thereof to entities abroad shall not be arranged in the country, in this case, counted from the moment the foreign market was accessed.

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 856/2020 of the CNV established a 15-day “parking” requirement for both transfers of securities from local accounts abroad. On January 11, 2021, by means of Resolution No. 878/21, the CNV reduced the minimum holding period to one business day, both for transactions involving securities with liquidation on foreign currency in the local market and also for liquidation of securities transactions from foreign to local depositaries.

As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the Central Bank in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106 and its amendements. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced. Which implies in a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of our Board of Directors.

Furthermore, on February 22, 2021, the Central Bank decided to extend the refinancing plans (point 7 of Communication “A” 7,106, which expired on March 31, 2021). Thus, it established that the provisions of point 7 mentioned will be applicable to those who register capital maturities scheduled between April 1 of 2021 and December 31, 2021 for the debts detailed therein (extended by means of Communication “A” 7,272 modifying both Communications “A” 7,106 and 7,230). The refinancing plan must be submitted to the Central Bank by March 15, 2021 for capital maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days before the maturity of the capital to be refinanced, which implies a risk to obtain financing for new productive projects. As a result, there could be an increase in corporate bond spreads. Specifically, the obligation to renegotiate is maintained, although the minimum from which the monthly maturities must be rescheduled is raised from USD 1 million to USD 2 million and frees from this requirement companies that throughout 2020 have restructured their debts under the same indication of the Central Bank and that this year face maturities of these reschedulings. Plus, the debts originated in the year 2020 that have been paid and settled are not reached either.

Finally, on August 13, 2021, through Communication “A” 7,340, the Central Bank incorporated as point 4.3.3. of the rules on “Foreign and exchange”, that transactions for the purchase and sale of securities carried out with settlement in foreign currency must be paid for by one of the following mechanisms: (a) by transfer of funds to and from sight accounts in the name of the client in local financial institutions; and (b) against wire on bank accounts in the name of the customer with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force (“FATF”) are not applied, or are not sufficiently applied. In no case, the settlement of these operations is allowed by payment in foreign currency notes, or by depositing them in custody accounts or in third-party accounts.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the Central Bank regulations mentioned above, especially when it has highly diversified and retail creditors.

The company has several dollar-denominated maturities affected by these measures. For more information see “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In addition, Argentina may be affected by economic and market conditions in other markets worldwide.

On October 2018, Jair Bolsonaro was elected president of Brazil, Argentina’s largest export market and the principal source of imports. Mr. Bolsonaro has libertarian, conservative and nationalist tendencies and assumed office on January 1, 2019. Given that Brazil is the largest economy in Latin America, the economic measures it implements can have great impact in the region. A further deterioration in economic conditions in Brazil may reduce the demand for Argentine exports to the neighboring country and, if this occurs, it could have a negative effect on the Argentine economy and potentially on our operations.

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

On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. was the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden was declared president. Mr. Biden became the 46th president on January 20, 2021. We cannot predict how any measures adopted by the Biden administration may affect Argentina, nor the effect that the any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which was expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. In October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the European Union and Mercosur due to concerns over the environmental policy of the Jair Bolsonaro government.

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

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Recently, as a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina – The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation.” We cannot assure you that new disease outbreaks or health hazards (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and our results of operations.

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

-	declines in lease prices or increases in levels of default by our tenants due to economic conditions;

-	increases in interest rates and other factors outside our control;

-	the accessibility and attractiveness of the areas where our shopping malls are located;

-	the intrinsic attractiveness of the shopping mall;

-	the flow of people and the level of sales of rental units in our shopping malls;

-	the increasing competition from internet sales;

-	the amount of rent collected from tenants at our shopping malls;

-	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

-	fluctuations in occupancy levels in our shopping malls.

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

Our investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on our investments, which in turn could have an adverse effect on our financial position and the results of our operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

As of June 30, 2021, IRSA’s consolidated financial debt amounted to ARS 62,133 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Argentine Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

For more information see “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2021, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions or by pandemic effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

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

Our operating performance and the value of our real estate assets, and as a result, the value of our securities, are subject to the risk that our properties may not be able to generate sufficient revenue to meet our operating expenses, including debt service and capital expenditures, our cash flow needs and our ability to service our debt service obligations. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in national, regional and local economies;

•	decrease in consumer spending and consumption;

•	competition from other shopping malls and sales outlets;

•	local real estate market conditions, such as oversupply or lower demand for retail space;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

•	the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

•	significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

•	declines in the financial condition of our tenants and our ability to collect rents when due;

•	changes in our or our tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

If any one or more of the foregoing conditions were to affect our activities, this could have a material adverse effect on our financial condition and results of operations, and as a result, on the Company’s results.

An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

The success of our business and profitability of our operations depends on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Recent disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

As of September 2021; Evergrande, one of the biggest chinese real estate company, announced that it would not be able to pay its debt obligations. Since then, markets have been affected negatively by the announcement. As of the date of this annual report, chinese government is assisting the company in order to neutralize a high impact in the global economy.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant decline during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.2% of our revenue in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

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

We seek to acquire additional shopping malls to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•	properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

•	our pre-acquisition evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•	our investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

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

The properties that we acquire may be subject to unknown liabilities, in respect to which we may have limited or no recourse to the former owners. If a liability were asserted against us based on our ownership of an acquired property, we may be required to incur significant expenditures to settle, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations such as the COVID-19 pandemic which has caused significant adverse impacts on our business as tenants have been required to shut down or significantly reduce their operating activities.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of our portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Some of the land we have purchased is not zoned for development and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for our intended development plans. In addition, we have not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

We may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the COVID-19 economic crisis.

The spread of land takes has revived in Argentina an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit

As a consequence, we cannot provide assurance that government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

Our ability to grow will be limited if we cannot obtain additional financing.

Although we are liquid as of the date of this Annual Report, we must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities. Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

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

Given that our shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	a prohibition on including automatic price adjustment clauses based on inflation increases in leases; and

•	the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

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

Climate change may have adverse effects on our business

We, our customers, and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through disruptions to business and economic activity or impacts on income and asset values.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes.

Failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

•	lower demand for office space;

•	a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

•	exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

•	the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

•	an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

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

We are engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	lack of affordable financing alternatives in the private and public debt markets;

•	sale prices of residential units may be insufficient to cover development costs;

•	construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•	construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

•	changes in our tenants’ demand for rental properties outside of Buenos Aires; and

•	we may incur capital expenditures that require considerable time and effort and which may never be completed due to government restrictions or overall market conditions.

In addition, we may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third-parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibility by both companies.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

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

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

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

We currently carry insurance policies that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as its anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold, or, if offered, these types of insurance may become too expensive.

We do not have life or disability insurance for our key employees. If any of our key employees were to die or become disabled, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

An uninsured loss or a loss that exceeds policy limits could subject us to lost capital or revenue on those properties.

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

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, COVID-19, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect to the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

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

As of June 30, 2021, 62.4% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2021, we had fair value loss on investment properties of ARS 7,770 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2021 the majority of our liabilities in our Operations Center in Argentina, such as our Series 1, 5, 7, 8, 9 and 11 Notes, the Series 2 Notes issued by our subsidiary IRSA Commercial Properties (“IRSA CP”), and our Series 13 Notes issued on March 31, 2021, were denominated in U.S. dollars while our revenue are mainly denominated in Pesos. This currency gap and restrictions to access to foreign exchange markets to acquire the required U.S. dollars to pay our U.S. dollar denominated debt. exposes us to a risk of volatility, which circumstances may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgagees, most of which generate Peso denominated revenue.

We issue debt in the local and international capital markets as one of our main sources of funding and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

Our ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this was to happen, we may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30, 2021 through our subsidiary IRSA CP, we own 50% of Quality Invest S.A. In the Sales and Developments segment, we own 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, we own 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

In addition, we hold approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine government is the controlling shareholder. We also hold approximately 18.9% of the equity of Condor Hospitality Trust Inc. (“Condor”), which is under a sale process, for more information see “Business Overview—International—Investment in Condor Hospitality Trust”.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2021, such beneficial ownership consisted of 408,746,837 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2021, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 63.1% of our common shares and (ii) approximately 84.3% of the common shares of IRSA CP. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

As of June 30, 2021, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”). Banco Hipotecario’s assets as of such date were 187.595,5. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding. During 2019, Central Bank reserves registered an abrupt fall mainly due to U.S. Dollars sales by the Central Bank and the National Treasury to the private sector; cancellation of public debt; and outflow of dollar deposits from the private sector. As a consequence, there is a reduction of loans denominated in U.S. Dollars. Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of June 30, 2021, Banco Hipotecario’s financial indebtedness accounted for 15.6% of its financing. Likewise, as of June 30, 2021, the issuance of notes represented 11.42% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 13.9% as of June 30, 2021. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2021 such securities issued by the Central Bank represented approximately 14.9% of the total assets of the Argentine financial system. As of June 30, 2021, Banco Hipotecario’s total exposure to the public sector was ARS 22.582,8 million, which represented 12.0% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 23.483,5 million, which represented 12.5% of its total assets as of June 30, 2021.

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including Banco Hipotecario. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 6.0%, 12.3%, 12.7% and 14.3% for 2018, 2019, 2020 and 2021, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of its loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law N° 26,010 and Law N° 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5,388, also protect consumers of financial services.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2021, owned approximately 62.1% of our common shares (or approximately 408,746,837 common shares which may be exchanged for an aggregate of 40,874,684 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2021, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. See “Item 10. F—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting on January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting on January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

In case the exemption is not applicable and, to the extent foreign beneficiaries neither reside in, nor the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions considered as not cooperating for purposes of fiscal transparency, a 31.5% effective rate on the gross price should apply.

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

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Ley General de Sociedades No. 19,550 (Argentine Companies Law) or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our warrants are exercisable under limited circumstances and will expire.

On May 12, 2021, we issued an aggregate of 80,000,000 warrants to purchase 80,000,000 of our common shares. Each warrant entitles its holder to purchase one common share. Each warrant will be exercisable only if the common share rights or GDS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina).

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

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor (C1001ADA), City of Buenos Aires. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Annual Report. We assume no responsibility for the information contained on these sites. Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U. S. calls and +1-201-680-6825 for calls outside U.S.

History

In July 1994, we acquired a controlling interest in IRSA CP, our main subsidiary in the Operation Center in Argentina, and in January 14, 2010, we acquired from Parque Arauco S.A. a 31.6% stake in IRSA CP. Consequently, we increased our shareholding in IRSA CP to 94.9%. On October 27, 2017, we completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represented 8.1% of IRSA CP. As of June 30, 2021, our holding in IRSA CP was 79.92%. On September 30, 2021, we informed that the Company’s Board of Directors has approved the beginning of the corporate reorganization process, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA CP, as the absorbed company. Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. For more information see “—Recent Developments—Merger Proposal”.

In May 2021, we increased our capital through a public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80,000,000 warrants to subscribe for new common shares a rights offering. All of the shares offered were subscribed domestically and internationally.

Shopping Malls (through our subsidiary IRSA CP)

We are engaged in the acquisition, development and management of Shopping Malls through our subsidiary IRSA CP and its subsidiaries.

Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2021, through our subsidiary IRSA CP, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Sopping and Patio Olmos (operated by a third party), totaling 334,826 sqm.

Offices (through our subsidiary IRSA CP)

We own, develop and manage office buildings throughout Argentina, directly and indirectly through our subsidiary IRSA CP.

During 2005, attractive prospects in office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 sqm of rentable premium space. On July 30, 2020, our subsidiary IRSA CP sold an unrelated third party of the entire building, located at Plaza Roma, in the City of Buenos Aires, for a total amount of USD 87.2 million approximately.

During 2007, we made several significant acquisitions in the Offices segment. We purchased Bouchard Plaza building, also known as “Edificio La Nación,” located in the downtown of the City of Buenos Aires, and during 2015, we completed the sale of all of the floors in Edificio La Nación. In 2007, we also bought Dock del Plata building with a gross leasable area of 7,921 sqm, located in the exclusive area of Puerto Madero, already sold in its entirety, in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 sqm, known as Torre Bank Boston, which is located in Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur).

In 2007, through Panamerican Mall S.A., subsidiary of IRSA CP, we started the construction of one of our most important projects called “Polo Dot,” a Shopping Mall, an Office Building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in Saavedra neighborhood, at the intersection of Avenida General Paz and the Panamerican Highway. First, the Shopping Mall Dot Baires was developed and opened on May, 2009 and then the Office Building was opened in July 2010, which meant our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, the Company through IRSA CP, reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total gross leasable area of approximately 7,755 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through PAMSA, we developed the Zetta building, A+ and potentially LEED building, which was inaugurated on May, 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date.

In April 2008, we acquired one of the most emblematic building in the City of Buenos Aires, known as “Edificio República.” This property, also designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,885 gross leasable sqm to our portfolio.

On December 22, 2014, we transferred to our subsidiary IRSA CP, 83,789 sqm of five buildings of our premium office portfolio and a reserve of land. The premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha and the land reserve “Intercontinental II” with the potential to develop up to 19,600 sqm, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was USD 308.0 million, based on third party appraisals.

Likewise, we concluded the construction of Catalinas Building and on April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, named “200 Della Paolera”, that was operative since December 2020, which is a AAA office building located in Catalinas, one of the most premium corporate areas in Argentina. This building of 30 floors has a total GLA of 35,000 sqm, 318 parking spaces, services and amenities. The Company owns 27,530 sqm. Potentially LEED, equipped with the latest technology and designed to promote an agile and collaborative working environment, this modern building will become an emblematic icon of the city.

As of June 30, 2021, we own 7 premium office buildings of rental office property totaling 113,291 square meters of gross leasable.

On September 30, 2021, we informed that the Company’s Board of Directors has approved the beginning of the corporate reorganization process, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA CP, as the absorbed company. For more information see “—Recent Developments—Merger Proposal”.

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires, called “Solares de Santa María.” After more than 20 years since we acquired the property, the City of Buenos Aires Congress approved in first reading the development of the “Costa Urbana” A second and final approval is required to allow the development of the land. We are owners of this property in which we aim to develop a mixed used project, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports, services areas with schools, supermarkets and parking spaces. For more information regarding the status see “B. Business Overview - Sale and Development of Properties and Land Reserves - Mixed uses – Solares de Santa María – City of Buenos Aires.”

In March 2011, we bought the Nobleza Piccardo warehouse, through a subsidiary in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 sqm. The master plan was carried out by the prestigious Gehl Studio (Denmark), generating a modern concept of a new urban district which is being carried out to a preliminary project / project phase through the Mc Cormack Architecture Studio and Associates and internal and external teams.

We are currently developing the project called “Polo Dot,” through PAMSA, subsidiary of IRSA CP, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and recently opened Zetta building) on land reserves we own through IRSA CP and the expansion of Dot Baires Shopping by approximately 15,000 sqm of gross leasable area. In the first phase, we developed the Zetta building which was inaugurated on May 2019. The second stage of the project consists of two office/ hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy.

On March 22, 2018, we acquired through IRSA CP, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mix uses project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel in Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we acquired the interest of 20% and reaching 100% of the capital of Hoteles Argentinos S.A.U and beginning to operate the hotel directly under the name “Libertador.”

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

In March 2012, we entered into an agreement with Supertel Hospitality Inc. whereby we invested approximately USD 20 million. In 1994, Supertel Hospitality Inc completed its initial public offering, and in 2015 changed its name to “Condor Hospitality Trust” (“Condor”). Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises. As of June 30, 2021, we hold an 21.7% interest and voting rights in Condor. For more information see “Business Overview—International—Investment in Condor Hospitality Trust”.

Others

Over the years, we have acquired 29.91% of Banco Hipotecario. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

Significant acquisitions, dispositions and development of business

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2021, 2020, and 2019:

Acquisitions

Acquisition of Hudson Property

On December 11, 2020, IRSA CP completed the acquisition of a property called “Casonas” located in Hudson, Berazategui, Buenos Aires for a total consideration of USD 1 million. Of this total consideration, IRSA CP paid USD 900,000 since we had already paid the 10% during the fiscal year ended June 30, 2018.

We are Appa S.A. - Share capital increase

As of June 30, 2020, IRSA CP’s capital stock was represented by 116,500 ordinary shares, each entitled to one vote and with a par value of ARS 1 per share.

On April 19, 2021, our shareholders held an Ordinary and Extraordinary General Meeting and capitalized all our share premium and inflation adjustment of share capital. In that meeting, our shareholders also approved and capitalized new irrevocable contributions.

As a result of both capitalizations, we issued 517,722,151, each entitled to 1 vote and with a par value of ARS 1 per share. Our capital stock now totals 517,838,651, as per detail as follows:

	Number of shares	Share capital
June 30, 2020	116,500	116,500
Capitalization of share premium and inflation adjustment of share capital	137,722,151	137,722,151
Issuance of ordinary shares	380,000,000	380,000,000
June 30, 2021	517,838,651	517,838,651

Dispositions

Sale of Boston Tower building

During the fiscal year ended on June, 30, 2021, our subsidiary, IRSA CP completed the sale of several units from the Boston Tower Building located at 265 Della Paolera (Catalinas District, Autonomous City of Buenos Aires). Below, we list the details of the units that IRSA CP sold:

On July 15, 2020, IRSA CP completed the sale with possession of a medium-height floor for a total area of approximately 1,063 square meters and 5 parking spaces located in the building. The total consideration of the transaction was ARS 666 million.

On August 25, 2020, IRSA CP completed the sale of other 5 floors for a gross rental area of approximately 6,235 square meters and 25 parking spaces located in the building. The total consideration of the transaction was ARS 3,574 million.

On November 5, 2020, IRSA CP completed the sale with possession of 4 floors for a gross rental area of approximately 3,892 square meters and 15 parking spaces located in the building. The total consideration of the transaction was ARS 2,271 million.

On November 12, 2020, IRSA CP completed the sale with possession with an unrelated third party of 3 floors for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters, and 15 parking spaces located in the building. The total consideration of the transaction was ARS 1,906 million.

Sale of Bouchard building

On July 30, 2020, IRSA CP completed the sale to an unrelated third party of the entire “Bouchard 710” building, located in the Plaza Roma District of the Autonomous City of Buenos Aires. The tower consists of 15,014 sqm of gross rental area on 12 office floors and 116 parking spaces. The total consideration of the transaction was ARS 8,791 million.

Lipstick Building, New York, United States

On August 7, 2020, due to Ground Lease Building’s low profitability resulting from the expensive price for rental of the land, we executed an agreement with the owner of the Ground Lease Building through which we terminated our legal relationship and discharged our duties as administrators of the building. Consequently, as of June 30, 2020, we are neither responsible for the Metropolitan’s liabilities associated with the Ground Lease, nor the assets and liabilities associated with the building and its administration. We also made an agreement with the owner of the Ground Lease Building that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Ground Lease Building or to Metropolitan; and (ii) claims from people who have had an accident on the property dated before August 7, 2020. This situation impacted our Consolidated Financial Statements as of June 30, 2020.

Investment in Condor Hospitality Trust

On July 19, 2019, Condor completed into a merger agreement with Nextpoint Hospitality Trust (“NHT”). The acquisition’s closing, originally scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor executed an agreement with NHT to resolve each and every claim between them arising from the aforementioned merger agreement. Pursuant to this agreement, Condor collected a compensation which totalled USD 7.0 million.

On June 29, 2021, one of our subsidiaries exercised a put right through which our subsidary’s Class E preferred shares in Condor plus the unpaid accrued dividends as of June 30, 2021, were converted into common shares, which were issued on July 29, 2021.

On September 23, 2021, Condor Hospitality Trust, Inc. announced an agreement with affiliates of Blackstone Real Estate Partners to sell its entire portfolio of hotels in a USD 305 million transaction. This is an all cash transaction without the assumption of any existing debt. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to customary closing conditions, including the approval of Condor shareholders.

Condor also announced that its Board of Directors has unanimously adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). The Plan of Liquidation contemplates an orderly wind down of Condor business affairs. Following the closing of the sale of the hotel portfolio and the payment of outstanding liabilities, along with the taking of other actions specified in the Plan of Liquidation, including reserving for certain contingent liabilities and claims, Condor intends to distribute certain net proceeds from the sale of the hotel portfolio to its shareholders in one or more liquidating distribution installments. The implementation of the Plan of Liquidation is conditioned on obtaining approval of Condor’s shareholders.

As of the date of submission of this form, we directly and indirectly own 3,194,214 common shares, which represent 21.7% of the capital stock of Condor.

Loss of control of IDBD

As described in Note 1 to our Audited Consolidated Financial Statement as of June 30, 2020, on late September 2020, we lost control of IDBD and thus, deconsolidated the related assets and liabilities and reclassified income statement and cash flow data into discontinued operations.

The following table details the net assets disposed off:

09.30.2020
Millions of ARS
ASSETS
Investment properties	117,547
Property, plant and equipment	47,989
Trading properties	7,690
Intangible assets	36,546
Right-of-use assets	25,853
Investments in associates and joint ventures	48,443
Deferred income tax assets	568
Income tax credit	426
Restricted assets	8,400
Trade and other receivables	70,693
Investments in financial assets	31,643
Derivative financial instruments	368
Inventories	4,712
Group of assets held for sale	55,028
Cash and cash equivalents	145,330
TOTAL ASSETS	601,236
Borrowings	425,321
Lease liabilities	23,696
Deferred income tax liabilities	16,261
Trade and other payables	30,751
Income tax liabilities	596
Provisions	7,095
Employee benefits	624
Derivative financial instruments	624
Salaries and social security liabilities	4,427
Group of liabilities held for sale	28,805
TOTAL LIABILITIES	538,200
TOTAL NET ASSETS	63,036
Non-controlling interest	(62,519)
Result for loss of control	(517)
Recycling of currency translation adjustment and other reserves	(3,505)
Total result for loss of control (*)	(4,022)

___________

(*) Included within discontinued operations.

Distribution of dividends in kind

On October 26, 2020, our shareholders held an Ordinary and Extraordinary ‘Meeting and approved an in kind dividend distribution equivalent to ARS 484 million (representative of ARS 0.84 per share) and payable in shares of IRSA CP. Our shareholders decided to consider IRCP’s ‘quoted price per share as of October 23, 2020, which resulted amounted ARS 320 per share. Pursuant to that shareholders’ decision, we distributed 1,512,500 ordinary shares of IRSA CP. We reflected this transaction on our financial statements as a change in equity, which generated a reduction of the equity attributable to the controlling shareholders totalling ARS 725 million restated for inflation as of June 30, 2021. On the date of this form, our interest in IRSA CP amounts to 79.92%.

Manibil Sale

On December 22, 2020, we completed the sale of all our holdings in Manibil S.A., a company engaged in the real estate business. Those holdings amounted 217,332,873 ordinary Class B, nominative not endorsable shares, each entitled to 1 vote and with a par value of ARS 1 per share. The shares totalled the 49% of Manibil S.A.’s capital stock. As consideration for this operation, on February 2021, we acquired the right to receive future 953 square meters units located in different residential developments. This operation represents an ARS 37 million gain, as disclosed on our financial statements within the “Other operating results, net” category.

Recent Developments:

Issuance of Series No XIII Notes

On August 26, 2021, we successfully issued the Series XIII Notes for USD 58,124,596. We issued the Notes at the 100% of their face value. The Notes bear an annual interest rate of 3.90%, payable on a semmiannual basis, and will mature on August 26, 2024.

Fitch Ratings update

On July 26, 2021, we announced that FIX SCR S.A., raised our notes’ rating’, detailed below:

- Issuer Rating: AA (Arg)

- Series Notes I for up to USD 350 MM due March 2023: AA (Arg)

- Series Notes V for USD 5 MM due May 2022: AA (Arg)

- Series Notes VII for up to USD 10 MM due January 2022: AA (Arg)

- Series Notes VIII for up to USD 108.9 MM due November 2023: AA (Arg)

- Series Notes IX for up to USD 108.9 MM (expandable up to USD 181.5 MM) due March 2023: AA (Arg)

- Series Notes X for the peso equivalent of USD 5 MM due March 2022: A1+ (Arg)

- Series Notes XI for USD 5 MM due March 2024: AA (Arg)

- Series Notes XII in UVAs for the equivalent of USD 5 MM due March 2024: AA (Arg)

Shareholders’ Meeting

On September 17, 2021, we informed that our Board of Directors has resolved to call a General Ordinary Shareholders’ Meeting to be held on October 21, 2021, with the following agenda: (1) Appointment of two shareholders to sign the meetings’ minutes; (2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021; (3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 28,764,613,112; (4) Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2021; (5) Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2021; (6) Consideration of compensation payable to the Board of Directors (ARS 100,108,900, allocated sum) for the fiscal year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; (7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the fiscal year ended June 30, 2021; (8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years; (9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year; (10) Appointment of certifying accountant for the next fiscal year; (11) Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2021; and (12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendence of corporations.

Merger Proposal

On September 30, 2021, we informed that the Company’s Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Law of Companies No. 19,550, the Income Tax Law No. 20,628, amendments, and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA CP, as the absorbed company. In this regard, the Board of Directors has approved: (i) the special-purpose separate merger financial statements as of June 30, 2021; (ii) the special-purpose consolidated merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders’ meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP.

On September 30, 2021, we informed that the calculation of the exchange ratio has been based on the market value analysis and on the net assets value and that the ratio of 1.40 corresponds to the volume-weighted average price of the shares over the last 180 days (VWAP).

Likewise, the exchange ratio is supported by two fairness opinions issued by Banco Santander Argentina S.A., in the case of IRSA and Banco Itaú Argentina S.A., in the case of IRSA CP, which have been submitted for consideration by the Audit Committees of both companies, with a favorable opinion in this regard.

Exercise of Warrants

October 7, 2021, we informed that between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 30,741 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the aforementioned exercise, USD 13,280.11 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 658,676,460 to 658,707,201, and the new number of outstanding warrants decreased from 80,000,000 to 79,969,259.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated April 12, 2021, and complementary notices regarding the offer made by the Company of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe ordinary shares (warrants).

IRSA CP Recent Developments

Stock market capitalization, changes in Face Value and distribution of released shares

On July 6, 2021, IRSA CP announced to its shareholders that as of July 19, 2021, was effected simultaneously the distribution of shares and the change in face value, where it was proceeded to make the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. From the date indicated, the new shares distributed by the capitalization described have economic rights on equal terms with those currently in circulation. The share capital of IRSA CP after the operations indicated amounts to the sum of ARS 54,123,001,900 represented by 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share.

Fitch Ratings update

On July 26, 2021, IRSA CP announced that FIX SCR S.A., raised the rating of the Company’s notes as detailed below:

- Issuer Rating: AA(arg)

- Series Notes 2 for up to USD 470 MM due March 2023: AA(arg)

Shareholders’ Meeting

On September 17, 2021, IRSA CP informed that its Board of Directors has resolved to call a General Ordinary Shareholders’ Meeting to be held on October 21, 2021, with the following agenda: (1) Appointment of two shareholders to sign the meetings’ minutes.; (2) Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2021; (3) Allocation of net loss for the fiscal year ended June 30, 2021 for ARS 21,934,960,229; (4) Consideration of Board of Directors’ performance for the Fiscal Year ended June 30, 2021; (5) Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2021; (6) Consideration of compensation payable to the Board of Directors (ARS 723,942,334 - allocated sum) for the fiscal year ended June 30, 2021, which recorded a computable tax loss pursuant to the rules of the Argentine Securities Commission; (7) Consideration of compensation payable to the Supervisory Committee (ARS 2,390,000, allocated sum) for the fiscal year ended June 30, 2021; (8) Determination of number and appointment of regular directors and alternate directors for a term of three fiscal years; (9) Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year; (10) Appointment of certifying accountant for the next fiscal year; (11) Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2021; and (12) Authorization to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendence of corporations.

Merger Proposal

On September 30, 2021, IRSA CP informed that its Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Law of Companies No. 19,550, the Income Tax Law No. 20,628, amendments and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA CP, as the absorbed company. In this regard, the Board of Directors has approved: (i) the special-purpose separate merger financial statements as of June 30, 2021; (ii) the special-purpose consolidated merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders’ meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP.

On September 30, 2021, IRSA CP informed that the calculation of the exchange ratio has been based on the market value analysis and on the net assets value and that the ratio of 1.40 corresponds to the volume-weighted average price of the shares over the last 180 days (VWAP).

Likewise, the exchange ratio is supported by two fairness opinions issued by Banco Santander Argentina S.A., in the case of IRSA and Banco Itaú Argentina S.A., in the case of IRSA CP, which have been submitted for consideration by the Audit Committees of both companies, with a favorable opinion in this regard.

B. Business Overview

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on BYMA and on the NYSE.

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

We operate our business in Argentina through seven segments, namely “Shopping Malls,” “Offices” “Sales and Developments,” “Hotels,” “International” and “Corporate” and “Others” as further described below:

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 54,665 million and ARS 74,176 million as of June 30, 2021 and 2020, respectively, representing 26.7% and 31.2% of our operating assets at such dates, respectively. Our Shopping Malls segment generated operating loss of ARS 17,895 million and an operating income of ARS 2,617 million for the fiscal years ended June 30, 2021 and 2020, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices, other rental spaces and other service revenue related to the office activities. Our Offices segment had assets of ARS 78,250 million and ARS 94,635 million as of June 30, 2021 and 2020, respectively, representing and 38.2% and 39.8% of our operating assets at such dates, respectively. Our Offices segment generated an operating income of ARS 7,340 million and an operating income of ARS 37,812 million for the fiscal years ended June 30, 2021 and 2020, respectively.

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 57,891 million and ARS 50,251 million as of June 30, 2021 and 2020, respectively, representing 28.3% and 21.1% of our operating assets. Our Sales and Developments segment generated an operating income of ARS 5,342 million and ARS 17,710 million for the financial years ended June 30, 2021 and 2020, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 2,603 million and ARS 2,759 million as of June 30, 2021 and 2020, respectively, representing 1.3% and 1.2% of our operating assets, respectively. Our Hotels segment generated an operating loss of ARS 723 million and an operating income of ARS 243 million for the fiscal years ended June 30, 2021 and 2021, respectively.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 2,030 million and ARS 3,471 million as of June 30, 2021 and 2020, respectively. Our International segment generated operating loss of ARS 29 million and ARS 166 million for the fiscal years ended June 30, 2021 and 2020, respectively.

“Corporate” segment. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 352 million and ARS 562 million for the fiscal years ended June 30, 2021 and 2020, respectively.

Our “Others” Segment includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario for both. Our “Others” segment had assets of ARS 9,436 million and ARS 12,419 million as of June 30, 2021 and 2020, respectively, representing 4.6% and 5.2% of our, respectively. Our Others segment generated an operating income of ARS 581 million and of ARS 832 million for the fiscal years ended June 30, 2021 and 2020, respectively.

Overview

Shopping Malls

As of June 30, 2021, IRSA CP owned a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 334,826 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS 75,795 million for fiscal year 2021 and ARS 105,043 million for fiscal year 2020, a decrease of 27.8% in real terms compared to the previous fiscal year (+8.3% in nominal terms). The tenants’ sales of our shopping malls are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA CP’s shopping malls as of June 30, 2021:

Shopping malls	Date of acquisition/ development	Location	GLA (sqm) (1)	Number of stores	Occupancy rate (%) (2)	Our ownership interest (%) (3)	Rental revenue (in millions of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	20,045	132	98.4	100.0	790
Abasto Shopping (4)	Nov-99	City of Buenos Aires	36,796	162	99.7	100.0	567
Alto Avellaneda	Dec-97	Buenos Aires Province	39,838	126	64.8	100.0	461
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	90.6	100.0	483
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	87.8	100.0	211
Dot Baires Shopping	May-09	City of Buenos Aires	47,493	164	80.7	80.0	445
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,158	78	90.3	100.0	248
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0	90.0	415
Alto Noa Shopping	Mar-95	City of Salta	19,314	84	98.1	100.0	241
Alto Rosario Shopping (4)	Nov-04	City of Rosario	33,731	138	95.4	100.0	735
Mendoza Plaza Shopping	Dec-94	City of Mendoza	43,312	129	97.3	100.0	386
Córdoba Shopping	Dec-06	Córdoba	15,361	104	91.4	100.0	235
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	70	96.2	50.0	32
Alto Comahue	Mar-15	City of Neuquén	11,705	94	92.4	99.9	84
Patio Olmos (5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			334,826	1,547	89.9		5,333

(1)	Corresponds to gross leasable area at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto
(5)	IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenue of Patio Olmos, for more details see “Our Shopping Malls-Overview.”

Rental income

The following table sets forth total rental income for each of IRSA CP’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)
Alto Palermo	790	1,497	2,115
Abasto Shopping	567	1,283	1,971
Alto Avellaneda	461	902	1,416
Alcorta Shopping	483	799	1,040
Patio Bullrich	211	462	606
Dot Baires Shopping	445	981	1,669
Soleil Premium Outlet	248	372	551
Distrito Arcos	415	690	949
Alto Noa Shopping	241	277	372
Alto Rosario Shopping	735	781	1,025
Mendoza Plaza Shopping	386	443	615
Córdoba Shopping Villa Cabrera	235	266	370
La Ribera Shopping (2)	32	88	131
Alto Comahue	84	566	629
Subtotal	5,333	9,407	13,459
Patio Olmos (3)	9	10	15
Reconciliation adjustments (4)	(21)	(502)	(646)
Total	5,321	8,915	12,828

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	Through our joint venture Nuevo Puerto Santa Fé S.A.
(3)	We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

The following table sets forth IRSA CP’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2021	2020	2019
	(in millions of ARS)
Base rent	2,461	4,699	7,180
Percentage rent	1,443	2,209	2,672
Total rent	3,904	6,908	9,852
Non-traditional advertising	110	277	334
Revenue from admission rights	788	1,356	1,578
Fees	135	157	177
Parking	37	445	711
Commissions	180	233	482
Other	179	31	325
Subtotal (1)	5,333	9,407	13,459
Patio Olmos	9	10	15
Adjustments and eliminations (2)	(21)	(502)	(646)
Total	5,321	8,915	12,828

(1)	Does not include Patio Olmos.
(2)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2021 fiscal year, our shopping mall tenants’ sales reached ARS 75,795 million, a decrease of 27.8% in real terms compared to the previous fiscal year (+8.3% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 39.5% in real terms (+4.7% in nominal terms), up from ARS 71,799 million to ARS 43,309 million during fiscal year 2021, whereas shopping malls in the interior of Argentina decreased approximately 2.5% in real terms (+44.4% in nominal terms) in comparison with the previous fiscal year, from ARS 33,244 million to ARS 32,386 million during fiscal year 2021.

The following table sets forth the total retail sales of IRSA CP’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)

Alto Palermo	7,299	12,822	17,401
Abasto Shopping	6,354	13,039	18,455
Alto Avellaneda	5,288	11,521	16,551
Alcorta Shopping	5,546	7,645	9,816
Patio Bullrich	3,571	5,200	6,448
Buenos Aires Design (2)	-	-	844
Dot Baires Shopping	4,866	10,242	14,143
Soleil Premium Outlet	4,272	5,321	7,594
Distrito Arcos	6,213	6,009	6,986
Alto Noa Shopping	5,208	5,191	6,266
Alto Rosario Shopping	11,092	10,853	13,948
Mendoza Plaza Shopping	9,002	8,470	11,118
Córdoba Shopping Villa Cabrera	3,694	3,343	4,550
La Ribera Shopping (3)	1,368	2,215	3,255
Alto Comahue	2,022	3,172	4,470
Total	75,795	105,043	141,845

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2)	End of concession term was December 5, 2018
(3)	Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA CP’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in millions of ARS)
Department Store	1,839	5,594	7,677
Clothes and footwear	43,424	57,474	78,818
Entertainment	562	3,226	4,755
Home and decoration	2,273	2,146	3,150
Home Appliances	5,773	11,832	15,887
Restaurants	12,100	14,975	17,781
Miscellaneous	1,277	1,255	1,693
Services	8,547	8,541	12,084
Total	75,795	105,043	141,845

(1)	Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA CP’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2021	2020	2019
	(%)
Alto Palermo	98.4	91.9	99.1
Abasto Shopping	99.7	94.9	98.7
Alto Avellaneda	64.8	97.4	98.6
Alcorta Shopping	90.6	97.3	97.9
Patio Bullrich	87.8	91.4	93.5
Dot Baires Shopping	80.7	74.6	74.5
Soleil Premium Outlet	90.3	97.1	99.0
Distrito Arcos	100.0	93.8	99.4
Alto Noa Shopping	98.1	99.0	99.5
Alto Rosario Shopping	95.4	97.2	99.6
Mendoza Plaza Shopping	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	91.4	95.4	99.3
La Ribera Shopping	96.2	99.0	94.6
Alto Comahue	92.4	96.2	96.2
Total	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2021	2020	2019
	(in ARS)
Alto Palermo	26,459	53,374	77,593
Abasto Shopping	10,357	24,293	37,828
Alto Avellaneda	7,213	17,390	29,044
Alcorta Shopping	23,278	34,192	45,934
Patio Bullrich	12,884	26,815	35,199
Dot Baires Shopping	4,642	13,482	19,990
Soleil Premium Outlet	13,020	19,078	29,686
Distrito Arcos	25,583	37,636	54,595
Alto Noa Shopping	10,641	12,231	16,328
Alto Rosario Shopping	17,627	18,054	24,675
Mendoza Plaza Shopping	7,520	8,306	11,840
Córdoba Shopping Villa Cabrera	12,857	13,605	19,631
La Ribera Shopping	2,184	6,794	10,235
Alto Comahue	5,113	46,012	44,410

(1)	Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos. Fiscal year 2020 reflects the impact of closures of operations due to COVID-19. For more information, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.

Lease expirations (1)(2)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2021, assuming that none of our tenants excercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2021
Agreements’ Expiration	Number of agreements (1)	Square meters to expire	Due to expire (%)	Total lease payments (in millions of ARS) (3)	Agreements (%)
Vacant Stores	116	33,682	10.1	-	-
Expired in-force	441	80,503	24.0	923	29.2
As of June 30, 2022	387	49,952	14.9	863	27.3
As of June 30, 2023	262	43,834	13.1	582	18.4
As of June 30, 2024	202	32,465	9.7	327	10.4
As of June 30, 2025 and subsequent years	139	94,390	28.2	464	14.7
Total (4)	1,431	301,144	100	3,159	100

(1)	Includes vacant stores as of June 30, 2021. A lease may be associated with one or more stores.
(2)	Does not reflect our ownership interest in each property.
(3)	The amount expresses the annual base rent as of June 30, 2021 of agreements due to expire.
(4)	Does not include unoccupied stores.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 15.5% of our gross leasable area as of June 30, 2021 and represent approximately 17.2% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

		Sales	Gross Leasable Area	Gross Leasable Area
Tenant	Type of Business	(%)	(sqm)	(%)
Zara	Clothes and footwear	7.2	10,771	3.2
Nike	Clothes and footwear	5.9	7,610	2.3
Fravega	Home appliances	4.6	3,524	1.1
Falabella (1)	Department store	2.3	28,892	8.6
Claro	Miscellaneous	1.9	1,079	0.3
Total		21.9	51,876	15.5

(1)	As at the date of presentation of this financial statements, Falabella is not operating in any shopping mall.

New leases and renewals

The following table shows certain information about IRSA CP’s leases agreement as of June 30, 2021:

	Number of	Annual base rent	Annual admission rights	Average annual base rent per sqm (ARS)		Number of	Non-renewed agreements (1) annual base rent amount (in
Type of business	agreements renewed	(in millions of ARS)	(in millions of ARS)	New and renewed	Former agreements	non-renewed agreements (1)	millions of ARS)
Clothing and footwear	275	550	48	15,260	12,630	514	1,193
Miscellaneous (2)	90	177	36	10,426	6,327	145	359
Restaurant	49	77	1	11,015	10,714	157	312
Services	28	61	2	9,673	5,551	31	28
Home appliances	25	107	7	13,564	9,322	24	45
Home and decoration	23	43	3	6,138	5,104	34	64
Supermarket	2	20	-	1,862	1,262	-	-
Entertainment	1	8	-	3,664	1,012	33	114
Total	493	1,043	97	8,950	6,490	938	2,115

(1)	Includes vacant stores as of June 30, 2021. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the locations cannot exceed twenty years for the residential destination and fifty years for the other destinations. In general, our lease agreements have three to ten-year terms.

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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated quarterly and cumulatively by the CPI index. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since we decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and we also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with our tenants.

In addition to rent, we charge most of our tenants an admission fee that is payable upon execution of the lease agreement and upon its renewal. The admission fee is normally paid as a lump-sum payment or in small monthly installments. Tenants who pay this right in installments are liable for paying the outstanding balance if the agreement is terminated before the due date. In case of unilateral termination and/or termination due to a breach of obligations by the tenants, our consent is required for the reimbursement of the admission fee.

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

Control Systems

We have computer systems equipped to monitor tenants’ sales (including some stands) in all of our shopping malls. We also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in our shopping malls has a point of sale that is linked to our main server. We use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of our shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we started the renpvation of our payment terminals with contactless technology (Clover).

Competition

IRSA CP is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our subsiadiary IRSA CP’s shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that IRSA CP is able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2021.

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	20,045	1.54
	Abasto Shopping (2)	City of Buenos Aires	36,796	2.83
	Alto Avellaneda	Province of Buenos Aires	39,838	3.06
	Alcorta Shopping	City of Buenos Aires	15,812	1.22
	Patio Bullrich	City of Buenos Aires	11,396	0.88
	Dot Baires Shopping (3)	City of Buenos Aires	47,493	3.65
	Soleil	Province of Buenos Aires	15,158	1.17
	Distrito Arcos	City of Buenos Aires	14,335	1.10
	Alto Noa	City of Salta	19,314	1.49
	Alto Rosario	City of Rosario	33,731	2.59
	Mendoza Plaza	City of Mendoza	43,312	3.33
	Córdoba Shopping	City of Córdoba	15,361	1.18
	La Ribera Shopping	City of Santa Fe	10,530	0.81
	Alto Comahue	City of Neuquén	11,705	0.90
Subtotal			334,826	25.76
Cencosud S.A			277,203	21.33
Other operators			687,823	52.92
Total			1,299,852	100.0

(1)	Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 sqm).
(3)	Our interest in PAMSA is 80%:

Source: Argentine Chamber of Shopping Malls.

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

Offices

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to the real estate broker L.J. Ramos, the market has managed to close a positive net absorption of 1,100 sqm, after a year in negative values, showing for the first time since the beginning of the pandemic, a cut in the negative trend in market indicators. The average vacancy rate of the Buenos Aires Class A market was 15.7%, 6 pp. above the observed in 2020 and the rental values decreased slightly, averaging USD 24.5/sqm.

Management of office buildings

We generally act as the manager of the office properties in which we own an interest through our subsidiary IRSA CP. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA CP’s office buildings, as of June 30, 2021:

	Date of acquisition/ development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2021
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	66.9	100	506,822
Bankboston Tower (5)	Dec-14	-	-	-	120,982
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	141,684
Bouchard 710 (5)	Dec-14	-	-	-	43,344
Dot Building	Nov-06	11,242	84.9	80	277,155
Zetta	May-19	32,173	84.7	80	907,118
Della Paolera 261 (4)	Dec-20	27,530	80.2	100	494,581
Total AAA & A buildings		93,809	80.1		2,491,686
B buildings
Philips	Jun-17	8,017	93.1	100	139,307
Suipacha 652/64	Dec-14	11,465	17.3	100	56,765
Total B buildings		19,482	48.5	100	196,072
Total Offices		113,291	74.7		2,687,758

(1)	Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total gross leasable area of the relevant property.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.
(4)	Includes 664 square meters of gross leasable area of the basement.
(5)	The office buildings were sold during the fiscal year.

Occupancy rate

The following table shows our offices occupancy percentage (1) as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2021	2020	2019
	(%)
Offices:
República Building	66.9	86.9	95.2
Bankboston Tower (2)	-	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710 (2)	-	92.5	100.0
Suipacha 652/64	17.3	31.2	44.6
DOT Building	84.9	84.9	100.0
Philips Building	93.1	82.7	45.7
Zetta Building	84.7	97.5	97.5
Della Paolera 261	80.2	-	-
Total	74.7	86.1	88.3

(1)	Leased square meters pursuant to lease agreements in effect as of June 30, 2021, 2020 and 2019 over gross leasable area of offices for the same fiscal years.
(2)	The office buildings were sold during the fiscal year.

Annual average income per surface area as of June 30, 2021, 2020 and 2019 (1):

	Income per square meter (1)
	As of June 30,
	2021	2020	2019
	(ARS/sqm)
República Building	38,078	37,658	35,243
Bankboston Tower (2)	-	33,978	36,156
Intercontinental Plaza	47,561	20,381	23,129
Bouchard 710 (2)	-	40,215	36,799
Suipacha 652/64	28,674	16,379	33,538
Dot Building	29,053	36,583	30,028
Philips Building	18,659	16,803	38,740
Zetta Building	33,280	36,434	23,919
Della Paolera 261	22,401	-	-

(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold during the fiscal year.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2021:

Property	Number of lease agreement (1) (5)	Annual rental price (in millions of ARS) (2)	Rental income per sqm (new and renewed) (ARS) (3)	Previous rental income per sqm (ARS) (3)	Number of non- renewed leases	Non- renewed leases annual base rent amount (in millions of ARS) (4)
República Building	11	318	2,593	2,685	5	134
Dot Building	3	97	2,056	1,755	1	20
Philips Building	6	139	2,012	1,898	1	18
Intercontinental Plaza	3	76	2,133	1,726	3	16
Della Paolera 261	20	573	2,211	-	-	0
Zetta Building	1	34	2,192	2,810	3	104
Suipacha 664					1	29
Total	44	1,237	2,252	1,181	14	321

(1)	Includes new and renewed leases executed in fiscal 2021.
(2)	Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas or terrace area.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2021. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire (1)	Square meters of leases due to expire (sqm)	Square meter of leases due to expire (%)	Annual rental income amount of leases due to expire (in millions of ARS)	Annual rental income amount of leases to expire (%)
As of June 30, 2021	1	866	1	31	1
As of June 30, 2022	2	509	1	14	1
As of June 30, 2023	16	13,587	16	438	19
As of June 30, 2024 and thereafter	46	69,647	82	1,842	79
Total	65	84,609	100	2,325	100

(1)	Includes offices with leases that have not been renewed as of June 30, 2021.
(2)	It does not include square meters or revenue from parking spaces, terraces or antennas.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in June 2021, overnight stays at hotel and parahotel establishments were estimated at 0.65 million, 780.7% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 846.8% and 131.5%, respectively. Total travelers who stayed at hotels during June were 0.29 million, a 1,100.4% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 1,133.7% and 436,4%, respectively. The Room Occupancy Rate in June was 15.7%, showing a sharp increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 10.8%, which represents a sharp increase compared to June 2020.

The hotel segment has also been affected by the social, preventive, and mandatory confinement decreed by the Argentine government since March 20, 2020, together with the closure of borders and the influence of tourism. After nine months of closure in 2020, activity resumed with low occupancy in Buenos Aires and a better recovery in the Llao Llao resort in Bariloche, mainly motivated by the rise in domestic tourism. The sector awaits the resumption of air flows and the arrival of international tourism in order to recover its income levels prior to the pandemic.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each of the hotels makes its best efforts to adapt operationally to the context.

During fiscal year 2021, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%) (1)	Average Price per Room ARS (2)	Fiscal Year Sales as of June 30 (in millions of ARS)
						2021	2020	2019
Intercontinental (3)	11/01/1997	76.34%	313	8.5	7,925	721	1,049	549
Libertador (4)	03/01/1998	100%	200	7.9	5,921	252	591	324
Llao Llao (5)	06/01/1997	50.00%	205	21.9	19,072	1,049	1,313	699
Total			718	12.2	10,254	2,022	2,953	1,572

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A.

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

During the fiscal year 2019, we acquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

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

In fiscal year ended June 30, 2021, revenue from the development and sale of properties amounted to ARS 664 million, compared to ARS 1,104 million posted in the fiscal year ended June 30, 2020.

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

The following table shows information about IRSACP’s land reserves as of June 30, 2021:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires (4)	100	Jul-96	—	—	—	1,461	98
Córdoba Shopping Adjoining plots - Residential	100	May-16	—	—	—	1,080	-
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	2,018	371
Total Intangibles (Residential)			—	—	—	4,559	469
LAND RESERVES:
UOM Luján - Buenos Aires (5)	100	May-08	1,160,000	464,000	-	-	1,505
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires (5)	50	May-11	159,996	500,000	-	-	8,818
La Plata - Greater Buenos Aires (5) (8)	100	Mar-18	78,614	116,553	-	-	576
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	5,150
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	16,049
Coto Abasto air space – Tower 2 - City of Buenos Aires (2)	100	Sep-97	-	10,768	-	8,193	52
Córdoba Shopping Adjoining plots – Córdoba (2)	100	Jun-15	8,000	13,500	-	1,080	50
Neuquén - Residential plot – Neuquén (2)(6)	100	Jun-99	13,000	58,000	-	58,000	120
Subtotal residential			21,000	82,268	-	67,273	222
Polo Dot commercial expansion – City of Buenos Aires(7)	80	Nov-06	-	-	15,940	-	2,195
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	-	-
Subtotal retail			10,022	5,000	20,940	-	2,195
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	-	38,400	-	4,211
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	-	19,598	-	1,739
Córdoba Shopping adjoining plots – Córdoba (2)	100	Jun-15	2,800	5,000	5,000	-	4
Subtotal offices			21,735	5,000	62,998	-	5,954
Total future developments			1,475,158	1,259,208	94,456	143,142	24,420
Other land reserves (1)			1,899	-	7,297	262	2,183
Total land reserves			1,477,057	1,259,208	101,753	143,404	26,603

(1)	Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2)	These land reserves are classified as Trading properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)	Sign of the deeds pending subject to certain conditions.
(4)	Classified as Intangible Assets, therefore, their value is kept at historical cost.
(5)	Buildable Surface indicated: Maximum estimated area according to project drafts, pending final approvals.
(6)	Estimated buildable surface according to consultant preliminary feasibility study, which could be reduced to aprox. 45,000 sqm following a recent filing with the local government.
(7)	Potential expansion of Zetta Building into commercial mixed uses, mainly offices.
(8)	Corresponds to 38.15% directly own by IRSA CP, of a total amount of ARS 1,510 million.

The following table shows information about IRSACP’s expansions on its current assets as of June 30, 2021:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	2,510	City of Buenos Aires
Subtotal current expansions		2,510
Other future expansions (1)		49,186
Subtotal future expansions		49,186
Total Shopping Malls		51,696
Patio Bullrich - Offices / Hotel (2)	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario(3)	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Subtotal future expansions		75,825
Total offices + residential		75,825
Total expansions		127,521

(1)	Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa and Alto Comahue.
(2)	There are 20,000 sqm available for expansion, but for that may necessary to replace 5,000 sqm of the commercial surface, then the surface available will be 15,000 sqm.
(3)	Alto Rosario: 15,000 sqm of comercial feasible expansión. From the formal standpoint, over 80,000 sqm of residential and offices could be added, as well as over 60,000 sqm of retail.

The following chart shows information about IRSA’s land reserves as of June 30, 2021:

	IRSA’s Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Saleable surface (sqm)	Book Value (ARS millions)

LAND RESERVES
La Adela - Buenos Aires (3)	100%	8/1/2014	9,868,500	3,951,227	-	2,163
Puerto Retiro - BA City (1)	50%	5/18/1997	82,051	246,153	-	-
Solares Santa María - BA City (3) (5)	100%	7/10/1997	716,058	716,058	-	32,327
Subtotal Mixed-uses			10,666,609	4,913,438	-	34,490
Caballito Block 35 -BA City (4)	100%	10/22/1998	9,879	57,192	30,064	595
Zetol – Uruguay (4)	90%	6/1/2009	-	-	64,080	441
Vista al Muelle – Uruguay (4)	90%	6/1/2009	-	-	60,360	360
Subtotal Residential			9,879	57,192	154,504	1,396
Total Future Developments			10,676,488	4,970,630	154,504	35,886
Another Land Reserves (2) (3) (4)			5,249,941	-	4,713	792
Total Land Reserves			15,926,429	4,970,630	159,217	36,678

(1)	This landplot is under judicial litigation and it is fully allowanced.
(2)	Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot, and Llao Llao plot.
(3)	These properties (La Adela, Solares Santa María, Pilar R.8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis) are valuated as Fair Value.
(4)	These properties (Caballito Block 35, Zetol, Vista al Muelle and Llao Llao plot) are valuated as Cost adjusted for inflation.
(5)	As of today, the change of zoning to mixed uses is under treatment in the GCBA, which must be voted in November 2021.

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

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

As of June 30, 2021, the works on parcel H have been completed, having received all the units committed to the exchange and being available for sale at this date, 4 garages.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2021, all the units were sold and the stock available for sale consisted of 1 parking space and 19 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately USD3 million was included in the sale price. As of June 30, 2021, the balance of the price of the sale operation has been received and all the lots that remained to be received have been transferred as the balance of the price of the sale carried out in 2010, the assignment was made on October 14, 2020.

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

Projects under Development

Alto Palermo Expansion (IRSA CP)

IRSA CP continue to work on the expansion of Alto Palermo shopping mall which has the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist of moving the food court to a third level by using the area of an adjoining building IRSA CP acquired in 2015. Work progress as of June 30, 2021 was 88% and construction works are expected to be completed by December 2021.

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

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 500,000 to 540,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during fiscal year 2020, the pre-feasibility requirements began to be processed with public bodies and in July 2020, the granting of the Hydraulic Aptitude was notified in pre-feasibility instance. In the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 18,500 square meters of residential uses and approximately 12,000 square meters of mixed commercial uses in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots.. The value of the barter was USD 4 million.

La Plata Plot of land (IRSA CP)

On March 22, 2018, we acquired 100% of a plot of land of 78,000 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

The price of the acquisition was USD 7.5 million which have been fully paid. The company intend to use the property to develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Concejo Deliberante de La Plata” on December 26, 2018, has been enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2021, the mixed-use project is being defined and in the process of contracting the nexus infrastructures.

Caballito Plot – City of Buenos Aires

Caballito is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot will be used for the development of residential with retail and public spaces, with more than 85,000 sqm. This Project is approved by the GCBA authorities.

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

On July 20, 2020, IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, which was denied in October 2021. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

As of June 30, 2021, the development is awaiting the resolution of an appeal filed with the GCABA.

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

At present, Puerto Retiro S.A. has a 8.3 hectare plot of land, which is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

Puerto Retiro S.A. was involved in a bankruptcy extension judicial action initiated by the National Government, to which the Board of Directors is totally unrelated. Management and the Companys’s legal advisors consider that there are sufficient legal technical arguments to consider that the request for the extension of bankruptcy will be rejected by the court. However, given the current state of the case, the resolution is uncertain.

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

On September 7, 2018, the Oral Federal Criminal Court No. 5 released the operative part of the Sentence, from which it follows that the prescription exception filed by Puerto Retiro was allowed. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The reasons for the Court’s sentence were read on November 11, 2018. From that moment, all the parties might file the appeals. Faced with this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Supreme Court of Justice of the Nation.

In the framework of the criminal case, the complainant denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the property that is the object of the civil action. As a result of this complaint, the Oral Federal Criminal Court No. 5 filed an incident and ordered and executed the closure of the property where the lease contracts with Los Cipreses S.A. and Flight Express S.A. were being fulfilled, in order to enforce compliance with the aforementioned measure. As a result of this circumstance, it was learned that the proceedings were turned to the Criminal Chamber for the assignment of a court to investigate the possible commission of a disobedience crime. As of the date of issuance of these financial statements, there have been no news regarding the progress of this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record, during fiscal year 2019, an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Costa Urbana – former Solares de Santa María – Costanera Sur, City of Buenos Aires

We own an important property of more than 70 hectares, which we acquired in 1997, facing the Río de la Plata on the Costanera Sur, south of Puerto Madero, 10 minutes from downtown Buenos Aires, originally called “Solares de Santa María” which we have renamed “Costa Urbana.” We intend to create a mixed-use development including residential complexes, offices, stores, hotels, sports clubs and service areas (schools, supermarkets and parking spaces).

After some unsuccessful approval attempts with the City of Buenos Aires Government and its Legislature, and after new negotiations carried out in recent years, we have signed a new agreement with the Executive Power of the City of Buenos Aires under the “Urban Agreement” modality framed within Decree No. 475 published on December 30, 2020, by means of which it approved the regulation of article 10.9. “Urban Agreements” of Law No. 6099 (text consolidated by Law No. 6347). According to article 10.9 of the Urban Code, these agreements are contracts entered into between the owner of a land/property and the Executive Power, which imply a regulatory change that must be approved by the City of Buenos Aires Legislature. Under this modality, a new urbanization project was proposed, in which more than 67% of the property’s surface is destined for public use, maintaining the original “FOT 1” that implies a capacity to develop more than 895,000 sqm. The Bill was raised for treatment in the first reading on the Legislature premises and it was approved without abstentions on August 19, 2021 by 36 votes out of a total of 55. As part of the approval process, it has been set a date for the non-binding Public Hearing on October 15, 2021 to later celebrate the treatment in second reading for final legislative approval.

The accounting valuation as of June 30, 2021 does not reflect any of these potential changes, valuing the land with the same methodology as in previous years.

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

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., IRSA CP owns a plot of 13,000 square meters with an estimated construction capacity of 58,000 square meters of residential properties in an area with significant growth potential, according to consultant preliminary feasibility study, which could be reduced to aprox. 45,000 sqm following a recent filing with the local government. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

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

As of June 30, 2021, the completion work for the concrete structure of T3 is in the process of being awarded and should be completed in early 2022.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

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

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2021, our stake, through Tyrus, in Liveck is 100%.

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

As of June 30, 2021, the infrastructure work concerning sectors A and B of the property has been contracted and at 20% progress, which include, among others, the coastal road, roundabouts, lights, landfills and pluvial and sewage connections by an amount of about USD 3.2 MM. It must be completed by the end of the current year.

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

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 7 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for USD3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. In November 2020, a debt renegotiation agreement was signed with an initial payment of USD 500,000 plus remaining balance in installments, eliminating the quota in kind.

International

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

Condor’s investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas (“MSA”) with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately USD161 million.

On July 19, 2019, Condor signed an agreement and merger plan with Nextpoint Hospitality Trust. As agreed, each Condor ordinary share, will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and its holders will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall made a payment to Condor totalling USD 7.0 million, due to a breach of contract.

On June 29, 2021, a put right was exercised, for which the Class E preferred shares of Condor plus the dividends accrued as of June 30, 2021 that were unpaid were converted into ordinary shares, which were issued on July 29, 2021.

On September 23, 2021, Condor Hospitality Trust, Inc. announced an agreement with affiliates of Blackstone Real Estate Partners to sell its entire portfolio of hotels in a USD 305 million transaction. This is an all cash transaction without the assumption of any existing debt. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to customary closing conditions, including the approval of Condor’s shareholders.

Condor also announced that its Board of Directors has unanimously adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). The Plan of Liquidation contemplates an orderly wind down of Condor business affairs. Following the closing of the sale of the hotel portfolio and the payment of outstanding liabilities, along with the taking of other actions specified in the Plan of Liquidation, including reserving for certain contingent liabilities and claims, Condor intends to distribute certain net proceeds from the sale of the hotel portfolio to its shareholders in one or more liquidating distribution installments. The implementation of the Plan of Liquidation is conditioned on obtaining approval of Condor’s shareholders.

As of the date of presentation of these financial statements, the Company owns, directly and indirectly, 3,191,214 ordinary shares representing 21.7% of the capital stock.

Others

Our interest in Banco Hipotecario

As of June 30, 2021, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 12 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of March, 2021, Banco Hipotecario ranked eighteenth in the Argentine financial system in terms of totals assets and also eighteenth in terms of loans. As of June 30, 2021, Banco Hipotecario’s shareholders’ equity was ARS 19,529.2 million, its consolidated assets were ARS 187,595.5 million, and its net income for the six-month period ended June 30, 2021, was negative in ARS 2,953.3 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans were ARS 41,303.4 million as of June 30, 2021. Total non-mortgage loans granted by the bank to the non-financial private sector were ARS 36,145.9 million as of June 30, 2020.Non-performing loans represented 14.3% of its total portfolio as of June 30, 2021.

In recent years, Banco Hipotecario has diversified its funding base and has become one of the most frequent issuers of corporate debt in Argentina based on the percentage of its total funding, by developing presence in the domestic and international capital markets, and it has also increased its deposit base. Its financial indebtedness as a percentage of its total funding was 16.6% as of June 30, 2021.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

By virtue of communications “A” 7,312 of the Central Bank, the distribution of dividends is suspended until December 31, 2021.

Others Assets

La Rural (Exhibition and Convention Center) (IRSA CP)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. IRSA CP owns 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which the company already helds 50% of the share. IRSA CP also acquired a 1.25% interest in ENUSA. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

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

The Exhibition and Convention Center has a surface area of approximately 22,800 square meters and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the Universidad de Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este”, through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID- 19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers was closed throughout the fiscal year 2021. We expect a gradual recovery during the fiscal year 2022 given that on July 12, the protocols for holding events, conferences and exhibitions were activated.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in construction activity and residential development projects in Argentina and Uruguay.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD22.2 million (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As of June 30, 2021, IRSA CP owns 27.8% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD 4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

The DirecTV Arena stadium was closed during fiscal year 2021. On August 10, 2021 the local government established protocols for indoor events with up to 1,000 attendants. During fiscal year 2022 we expect the government to establish more flexible protocols for events, conferences, and exhibitions in indoor stadiums.

We are Appa S.A. (former Pareto S.A.)

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2021, IRSA CP’s participation in We are Appa S.A. was 93.61%.

¡Appa!, the We are Appa application, is a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience in shopping malls and offices. The current lines of business are: “¡Appa! Loyalty” consolidating services that improve the consumer experience in physical assets through discounts, parking payment, reservation of shifts and participation in raffles and “¡Appa! Corporate”, a tool that brings companies closer to their collaborators through experiences and exclusive discounts, allowing the reservation of workspaces for coworking modalities in the framework of the pandemic and the provisions of limited capacity. It is currently used by 3,672 employees from different companies.

This year ¡Appa! exceeded one million historical users, two million transactions and the launch of the payment solution and the new gift vouchers to be used both physically and virtually in shopping malls is nearby.

During fiscal year 2021, AppaShops, the company’s online marketplace, was launched, following the WeAreAppa strategy that focuses on the user experience. Although its trajectory is recent, it is generating impact as an omnichannel complement to the physical stores of the brands that traditionally operate with the company, turning them into strategic partners for the recovery of post-pandemic activity. As it is also a data-driven company, the analysis of consumer data makes it possible to make the user’s online experience a differential asset.

Finally, by the hand of AppaShops, the first pick-up point for online purchases was inaugurated in Alto Palermo. This solution allows customers not to depend on receiving packages at a particular address and time, in addition to being able to consolidate products from different brands in a single purchase. The next steps include the opening of new pick-up points and the possibility of direct delivery to the vehicle in the parking spaces of shopping malls around the country, as well as the reception of packages operated and sent by third parties to later be collected by the customer.

Avenida Inc.

As of June 30, 2021, IRSA CP indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are following all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the company digital transformation, incorporating electronic signature, cloud based purchases and auctions platform for cost optimization named ARIBA, Robotic Process Automation or RPA automation, and we built a Datalake to help us with customer clusterization via predictive analytics and machine learning.

This year we accelerated projects seeking to provide new alternatives to our tenants to complement the ecosystem of physical stores. APPA, the application that facilitates the experience of consumers in shopping malls, through which you can pay for parking, reserve shifts, enter virtual lines, obtain discounts, benefits and participate in promotions, exceeded one million downloads, and prepares to launch payments and gift vouchers. We also launched APPASHOPS, the company’s Marketplace, which although it is incipient, we hope will contribute to the recovery of post-pandemic activity. We will continue to innovate in accordance with the evolution of the dynamics of consumption and deployment of Omni channel and complementing physical sales in stores with online sales.

Legal Framework

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

Leases

Argentine law imposes certain restrictions on property owners, including:

•	a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

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

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group, persons engaged in internet commerce must precisely disclose the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and may give rise to sanctions.

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

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering.”

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

Environmental, Social and Corporate Governance

We are an integral part of the communities in which our business units are based. It is our objective to articulate the interests of our businesses with the agenda of these communities, collaborating with the generation of economic, social and environmental value. Based on this orientation, our Corporate Social Responsibility (CSR) strategy is based on making our business units the scene of actions that fall within the Sustainable Development Goals (SDGs) defined by the United Nations. Some of these SDGS are Inequality Reduction; Gender Equality; Water Care; Responsible Production and Consumption; Waste; Partnership for the Goals; Quality Education; Value Chain; Sustainable Cities and Communities; Good Health & Well- Being; Environmental Care; Climate Action and Volunteering.

It should be noted that more than 110 million people per year visit our shopping malls, which is both a great advantage and a huge responsibility for the dissemination of our community activities. They are the ideal place to disseminate and make visible the topics of interest of the society in general, to become aware and act. This agenda of issues is agreed with the social organizations of each community, with the public sector and academics in each subject. This is how we strengthen our bond, focusing on medium and small organizations, generating long-term alliances, incorporating actors in the value chain and collaborating with actors in the communities where we develop.

In the office buildings we have large national and international companies as tenants. They are organizations that are committed at a local and global level with the impact of their actions, both economically, socially and environmentally. They are our strategic partners in actions that we develop in the communities where the buildings are located.

We agree on the agenda of topics with the social organizations of each community, with the public sector and specialists in each subject. In this way, we strengthen ties and generate long-term alliances, we incorporate actors in the value chain and collaborate with actors in the communities where we operate.

Actions during the COVID19 emergency

From the IRSA Group we carry out different actions in the face of the pandemic to collaborate in the face of the emergency in the country. The commitment as a company is to work to improve the communities in which we are present and in the face of an event such as the one that occurred, it was important to act quickly and determinedly.

From the first moment we made ourselves available to collaborate from our place. We join in communicating the prevention and hygiene measures in our offices and internal communication spaces for employees, as well as from our social networks to the entire public of our shopping malls. At the same time, we join different initiatives of both donation and corporate volunteering.

Environmental Management

Environmental management is a commitment assumed by us, which is declared through its Environmental Policy and manifests itself in everyday management.

•	We innovate in the use of the best practices for the development of our activities.

•	We work to achieve balance in the efficient use of resources and a growing real estate development. We care about the relationship with our people and the neighbors of the communities where we choose to work, of which we are part.

•	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.

•	We work towards continuous improvement, environmental protection and compliance with current legislation and regulations, including those to which we voluntarily subscribe.

•	We are part of a process of cultural change, which we share and extend to the people with whom we interact.

Our establishments have a large influence of visitors and are also followed on social networks through the different sites and web portals, placing us in a privileged place from which we promote good environmental practices.

The Environment area works on the training and environmental awareness of our collaborators and suppliers in the outstanding topics of the year due to their particular interest and the usual ones of environmental management in search of continuous improvement.

Environmental Management Certification

Pursuing improvement in the environmental management of shopping malls, we have 4 ISO 14001 certified shopping malls: Alto Palermo, Dot Baires, Patio Bullrich and Distrito Arcos. Annually we submit to the evaluation of an external auditor who reviews our processes and assists us in those points that can be improved.

We continue to work on new certifications and take on more challenges. Our City of Buenos Aires shopping malls are already part of the Circular Economy Network, which is an initiative of the Government of the Autonomous City of Buenos Aires that generates an articulated work space between the different actors that are part of society (companies, NGOs and universities) to build a more sustainable city. Alto Palermo Shopping, Dot Baires Shopping, Alcorta Shopping, Patio Bullrich, Distrito Arcos and Abasto Shopping have already signed the adhesion.

Likewise, the latest office buildings developed by the Company have the necessary characteristics to achieve LEED certifications. The Zetta building inaugurated in May 2019, located in the Polo Dot shopping complex in the north of the Autonomous City of Buenos Aires, achieved the Leed Silver Core & Shell certification and the Della Paolera building, located in the area of Catalinas, inaugurated in December 2020, has the necessary characteristics to receive the LEED Gold Core & Shell certification.

We work to achieve a balance between efficient use of resources and growing real estate development. We care about the relationship with our people and the neighbors of the communities where we choose to work, of which we are part.

Training and qualification program

We have developed a training and qualification program in environmental management, regarding waste, efficient use of resources such as water and energy. Talks and actions are held for shopping malls personnel, properties tenants, and related suppliers, involving urban waste recovery cooperatives to share their experience, learn about their work and the importance of carrying out proper waste management.

IRSA Foundation

Fundación IRSA was created in 1996 with the purpose of supporting and generating actions that promote the development of people so that they can face their needs and expectations autonomously. With this objective, it develops its own programs and projects in the community that stimulate them to achieve a full life. It strengthens civil society organizations because it relies on joint and network work that enhances individualities and sustainable links.

Since 2014, Fundación IRSA has invested in improving hospital equipment and providing state-of-the-art devices and health supplies to hospitals and health centers in our country. Also during 6 years it has promoted the training and education of young professionals who make up the Argentine health care system, with a special focus on early childhood nutrition and nursing.

Within the framework of the health and economic impact of COVID-19, Fundación IRSA strengthened the social strengthening actions that it had been implementing since 2016. With the aim of helping the most vulnerable populations have a healthy diet, it allocated significant economic resources to more than 20 community kitchens to supplement the monthly feeding of children and young people with fruits, vegetables, meats and dairy products and to provide themselves with cleaning and personal hygiene items.

The MultipliDAR program continued through which all employees of the Group’s companies are offered the possibility of multiplying their personal donations to civil society organizations in their referential world to strengthen their solidarity initiative. Through the MultipliDAR program, the amount that the collaborator has previously donated to the entity is equalized, doubled and tripled.

The Foundation supports initiatives that enhance the interaction between education and culture for the growth of society. It seeks educational innovation through comprehensive access to technology with new ways of learning and more active teaching strategies. Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity.

With an attentive look at current needs and recurring problems, Fundación IRSA has decided in 2020 to accompany “Red por la Infancia” in its process of creating the “Observatory on First Practices for Addressing Child Abuse.” In its first stage, it is proposed to gather evidence to contribute to the construction of a diagnosis of the situation and identify the degree of normative development, the pending challenges at the legislative level, the degree of progress in public policies and in the administration of justice in child protection against violence.

IRSA, under the integral coordination of the Foundation, continued its work as an investor in the First Bond of Social Impact of Argentina in which the State and the companies worked together aiming at generating employment conditions for extremely vulnerable youth through a new methodology of payment for results. In a complex context due to the pandemic, the program managed to train 880 young people in the Autonomous City of Buenos Aires and 287 of them to enter the labor market. Next year ends this first experience in Argentina, key for the development of future Bonds focused on different social problems, providing relevant data and information that will open the way to develop a more efficient Public Policy based on the local evidence generated.

During the last fiscal year 2020-2021, Fundación IRSA worked with 78 civil society organizations, making a direct social investment of ARS 126,955,959.

Puerta 18 Foundation

The Puerta 18 Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Throughout its 13 years, more than 5,000 young people were trained for free and today there are more than 200 who have been inserted into work in areas related to their training in the institution.

Our view is based on placing the young person at the center of the proposal, which revolves around their interests and needs, and where educators act as facilitators using technology as a tool. Some of the disciplines we work with are: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Videogames, Robotics, among others.

Fundación Museo de los Niños Abasto

The Fundación Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city where children can play to be a doctor, cameraman, captain, sailor, banker, cook, broadcaster, journalist, nurse, actress, mom and dad, and many other things.

The Museum proposes an enriching and alternative mitin space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in knowing and imagination from a transforming perspective.

Based on the Declaration of the Rights of the Child, it has been designed to encourage each child to develop their own potentials: “learning by doing” and “playing and having fun learning” are fundamental concepts for us.

The Museum is dedicated to boys up to 12 years old, to their families, educators and through all of them to the community. And for the little ones, up to 3 years old, it has two soft rooms specially built to stimulate their activity.

In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events take place.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenue represented by our subsidiaries as of June 30, 2021:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2021	06.30.2020	06.30.2019
IRSA’s direct interest:
IRSA CP (1)	Argentina	Real estate	79.92%	80.65%	83.80%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP’s direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
La Maltería	Argentina	Real estate	-	-	100.00%
Pareto S.A.	Argentina	Design and software development	93.63%	69.69%	69.69%
Tyrus S.A. ‘s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.50%	97.04%	96.46%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	-	-	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A. ‘s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%	100.00%	100.00%

(1)	Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)	The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.

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

The following table sets forth certain information about our properties as of June 30, 2021:

Property (6)	Date of Acquisition	Leasable/ Sale sqm / Rooms	Location	Net Book Value ARS (2)	Use	Occupancy rate
República Building (3)	Apr-08	19,885	City of Buenos Aires	13,542	Office Rental	66.9%
Bankboston Tower (3)(13)	Aug-07	-	City of Buenos Aires	267	Office Rental	93.5%
Bouchard 551	mar-07	-	City of Buenos Aires	458	Office Rental	-
Intercontinental Plaza Building (3)	nov-97	2,979	City of Buenos Aires	1,946	Office Rental	100.0%
Dot Building (3)	nov-06	11,242	City of Buenos Aires	6,639	Office Rental	84.9%
Zetta Building	jun-19	32,173	City of Buenos Aires	19,363	Office Rental	84.7%
Suipacha 664	nov-91	11,465	City of Buenos Aires	2,257	Office Rental	17.3%
Phillips Building	jun-17	8,017	City of Buenos Aires	4,199	Office Rental	93.1%
San Martín plot (ex Nobleza Picardo)	may-11	109,610	Province of Buenos Aires, Argentina	8,818	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	6,918	Other Rentals	N/A
Abasto Shopping(3)	nov-99	36,796	City of Buenos Aires, Argentina	7,556	Shopping Mall	99.7%
Alto Palermo Shopping(3)	Dec-97	20,045	City of Buenos Aires, Argentina	7,376	Shopping Mall	98.4%
Alto Avellaneda(3)	Dec-97	39,838	Province of Buenos Aires, Argentina	5,518	Shopping Mall	64.8%
Alcorta Shopping(3)(12)	jun-97	15,812	City of Buenos Aires, Argentina	5,876	Shopping Mall	90.6%
Patio Bullrich(3)	oct-98	11,396	City of Buenos Aires, Argentina	2,130	Shopping Mall	87.8%
Alto Noa(3)	nov-95	19,314	City of Salta, Argentina	1,157	Shopping Mall	98.1%
Mendoza Plaza(3)	Dec-94	43,312	Mendoza, Argentina	1,772	Shopping Mall	97.3%
Alto Rosario (3)	Dec-04	33,731	Santa Fe, Argentina	4,597	Shopping Mall	95.4%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,361	City of Córdoba, Argentina	1,358	Shopping Mall	91.4%
Dot Baires Shopping(3)	may-09	47,493	City of Buenos Aires, Argentina	6,287	Shopping Mall	80.7%
Soleil Premium Outlet(3)	jul-10	15,158	Province of Buenos Aires, Argentina	1,924	Shopping Mall	90.3%
La Ribera Shopping(3)	Aug-11	10,530	Santa Fe, Argentina	570	Shopping Mall	96,2%
Distrito Arcos (3)	Dec-14	14,335	City of Buenos Aires, Argentina	2,085	Shopping Mall	100.0%
Alto Comahue(3)	mar-15	11,705	Neuquén, Argentina	1,037	Shopping Mall	92.4%
Patio Olmos(3)	sep-97	-	City of Córdoba, Argentina	1,428	Shopping Mall	N/A
Caballito Plot of Land (3)	nov-97	-	City of Buenos Aires	5,150	Land Reserve	N/A
Santa María del Plata	oct-97	116,100	City of Buenos Aires	32,328	Other Rentals	25.9%
Catalinas Building	may-10	27,530	City of Buenos Aires	19,816	Offices and Other Rentals	80.2%
Luján plot of land(3)	may-08	1,160,000	Province of Buenos Aires, Argentina	1,504	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	10,715	Land Reserve	N/A
Building annexed to Alto Palermo Shopping	N/A	0	City of Buenos Aires	3,090	Properties under development	N/A
Other Developments (15)	N/A	0	City of Buenos Aires	373	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	4,486	Other Rentals	N/A
Intercontinental Hotel (7) (12)	nov-97	313	City of Buenos Aires	845	Hotel	8.5%
Libertador Hotel (8) (12)	mar-98	200	City of Buenos Aires	376	Hotel	7.9%
Llao Llao Hotel (9)(10) (12)	jun-97	205	City of Bariloche	1,354	Hotel	21.9%

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels (considering inflation adjustment). The remaining properties are valued at fair value.
(3)	Through IRSA CP.
(4)	Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, the building and plot annexed to Dot, Mendoza Plot, Mendoza 2.992 East Av. Plot and La Plata plot (through IRSA CP).
(5)	Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Beruti Parking Space Santa María del Plata and Detroit properties.
(6)	Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7)	Through Nuevas Fronteras S.A.
(8)	Through Hoteles Argentinos S.A.U.
(9)	Through Llao Llao Resorts S.A.
(10)	Includes “Terreno Bariloche.”
(11)	The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”
(12)	Express in number of rooms.
(13)	The offices were totally sold during the fiscal year.
(14)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(15)	Includes the following developments: EH UT, PH Office Park, Phillips Building and Alto Avellaneda.

ITEM 4A. Unresolved staff comments

This item is not applicable.

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Annual Report. See Item 3 “Key Information – D. Risk Factors”for a more complete discussion of the economic and industry-wide factors relevant to us.

The objective of this Management´s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2021, particularly considering that the operating results for such fiscal year have been affected by the restrictions due to the COVID19 pandemic. The Company's shopping malls and hotels were closed for most of the year while the offices remained operational, even though most of the tenants adopted the remote work modality. In this sense, the purpose of this management´s discussion and analysis is to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

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

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2021). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition

Overview

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

	Fiscal year ended June 30,
	2021	2020	2019
	(inter-annual data)
GDP (1)	17.9%	(19.1)%	(3.7)%
Inflation (IPIM) (2)	65.1%	39.7%	60.8%
Inflation (CPI)	50.2%	42.8%	55.8%
Depreciation of the Peso against the U.S. dollar	(35.9%)	(66.1)%	(47.1)%
Average exchange rate per USD1.00 (3)	ARS 95.6200	ARS 70.3600	ARS 42.3630

(1)	Represents inter annual growth of the last twelve months GDP average at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2021. As of September 23, 2021, the exchange rate was 98.4400 per U.S. Dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 17.9% during our 2021 fiscal year, compared to a contraction of 19.1% in our fiscal year 2020. Nationally, shopping mall sales increased 448.8% compared to fiscal 2020 and 59.5% comparing fiscal 2021 to fiscal 2019. As of June 30, 2021, the unemployment rate was at 9.6% of the country’s economically active population compared to 13.1% as of June 30, 2020. The monthly estimate of economic activity (“EMAE”) as of June 30, 2021, increased by 10.8% compared to the same month in 2020. In the second quarter of 2021, the activity rate was 45.9%, the employment rate was 41.5% and the unemployment rate was 9.6%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2021 basically showed no changes compared to the first quarter of the year; but an increase of 8.1 p.p. compared to the second quarter of 2020, driven by the lower proportion of people who were able to report to work during 2020. Due to COVID-19 pandemic, total sales at current prices in the month of June 2021 relevant to the survey reached a total of ARS 15,805.8 million, which represents an increase of 448.8% compared to the month of June 2020 and 59.5% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenue from services rendered.

It is worth mentioning that Argentina government, is moving forward with the vaccination plan. As of the date of this Annual Report, more than 64.3 million doses of the COVID-19 vaccine had been administered. Currently, there are more than 24.4 million people fully vaccinated in Argentina, representing approximately 54% of Argentina's total population. The advance of the virus could imply an economic deterioration of any of Argentina’s main trading partners (including Brazil, the European Union, China and the United States) as a result of the adoption of measures to contain the pandemic similar to those implemented in Argentina. The contraction in the economies of Argentina’s trading partners could have a significant adverse impact on Argentina’s trade balance through lower demand for exports or through a fall in the prices of agricultural commodities, negatively affecting the economy of Argentina.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal year ended June 30,
2019	55.8%	60.8%
2020	42.8%	39.7%
2021	50.2%	65.1%

The current structure of IRSA CP’s leases contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of of the IRSA CP’s shopping mall tenant’s sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this annual report However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a quarterly and cumulative basis following the IPC index. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results – COVID-19 Pandemic.”

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

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls.”

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of income and other comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

•	during the 2019 fiscal year, there was a 46.8% depreciation of the peso from ARS 28.85 to USD 1.00 as of June 30, 2018 to ARS 42.36 to USD 1.00 as of June 30, 2019;

•	during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD 1.00 as of June 30, 2019 to ARS 70.36 to USD 1.00 as of June 30, 2020; and

•	during the 2021 fiscal year, there was a 35.9% depreciation of the peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA CP in the past few months). Therefore, IRSA CP has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Factors Affecting Comparability of our Results

Comparability of information

Factors affecting comparability of our results of operations

COVID-19 Pandemic

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of this Annual Report are described below:

•	During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those segments considered essential such as pharmacies, supermarkets, and banks. The impact on Revenues for the closing months due to the pandemic was 40.3% in fiscal year 2021

•

Regarding the office segment, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. As of today, we have experienced a slight increase in the vacancy rates, although we have not suffered a deterioration in collections.

•

La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that the Group owns directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, conferences and exhibitions were activated.

•

The Libertador and Intercontinental hotels in the City of Buenos Aires have been operating since December 2020, although with low occupancy levels. The Llao Llao Resort, located in Bariloche, was able to operate during the fourth quarter with average occupancy levels thanks to the domestic tourism.

The final extent of the Coronavirus outbreak and its impact on the country’s economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet its financial commitments for the next twelve months.

We are closely monitoring the situation and taking all necessary measures to preserve human life and the Company’s businesses.

Operations Center in Argentina

Office buildings

During the year ended June 30, 2019, our Office portfolio incorporated the Zetta building, an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City.

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operative since December 2020. The Company owns 80% of the building (28,000 sqm).

On July 15, 2020, the Company signed an agreement to sell a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of BankBoston Tower located at 265 Della Paolera in Catalinas district of Buenos Aires City.

Likewise, on August 25,

2020, the Company sold and transferred 5 additional floors with a gross rental area of 6,235 sqm and 25 garages located in the building.

On July 30, 2020, the Company sold the entire “Bouchard 710” tower, located in Plaza Roma District of Buenos Aires City. The building has 15,014 sqm of gross leasable area 12 office floors and 116 parking spaces.

Sales and developments

On July 11, 2018, we acquired the Maltería Hudson plot that has a surface area of 147,895 square meters and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On December 2019, due to the TGLT recapilazation agreement, we signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership.

Shopping malls

During the fiscal years ended June 30, 2021 and 2020, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 square meter due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Selected Consolidated Financial Data

The following table presents our selected financial data as of June 30, 2021, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2021, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2021, 2020 and 2019 and the selected consolidated statement of financial position data as of June 30, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included in this Annual Report.

The summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal years ended June 30, 2018 and 2017 and the summary consolidated statement of financial position data as of June 30, 2019 and 2018 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information. Also, the summary consolidated statement of income and other comprehensive income and cash flow data for the fiscal years ended June 30, 2018 and 2017 have been retroactively restated to reflect the loss of control of IDBD and DIC.

You should read the information below in conjunction with our Audited Consolidated Financial Statements, including the notes thereto.

In the following table, we have translated peso amounts into U.S. dollars at the seller exchange rate as of June 30, 2021, quoted by the Banco de la Nación Argentina, which was ARS 95.7200 per USD 1.00. The average of the seller exchange rate for the fiscal year 2021, quoted by Banco de la Nación Argentina was ARS 83.9081. We make no representation that these peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks Relating to Argentina— Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations”. For more information see “ITEM 5. Operating and Financial Review and Prospects—Factors Affecting Comparability of our Results.”

Summarized Consolidated Financial and Other Information

	For the fiscal year ended June 30,
	2021	2021	2020	2019	2018	2017
	(in millions of USD)(i)(ii)	(in millions of ARS; except per share data)
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME DATA
Revenue	136	12,978	21,263	28,004	27,237	27,706
Costs	(69)	(6,564)	(8,872)	(10,461)	(10,781)	(11,608)
Gross profit	67	6,414	12,391	17,543	16,456	16,098
Net gain / (loss) from changes in fair value of investment properties	(81)	(7,770)	50,664	(58,231)	28,779	(11,093)
General and administrative expenses	(32)	(3,017)	(3,301)	(4,086)	(3,513)	(3,351)
Selling expenses	(16)	(1,490)	(1,822)	(1,619)	(1,667)	(1,623)
Impairment of associates and joint ventures	-	-	-
Other operating results, net	(1)	(86)	119	(470)	(38)	(1,376)
Profit / (loss) from operations	(62)	(5,949)	58,051	(46,863)	40,017	(1,345)
Share of profit / (loss) of associates and joint ventures	(46)	(4,380)	10,847	(10,587)	(4,954)	(1,706)
Profit / (loss) from operations before financial results and income tax	(108)	(10,329)	68,898	(57,450)	35,063	(3,051)
Finance income	4	361	320	281	1,127	1,452
Finance cost	(76)	(7,298)	(9,251)	(7,187)	(6,461)	(5,600)
Other financial results	123	11,717	(9,288)	3,370	(16,508)	3,220
Inflation adjustment	(15)	(1,446)	(16)	(1,028)	(1,324)	(820)
Financial results, Net	35	3,334	(18,235)	(4,564)	(23,166)	(1,748)
Profit/ (loss) before income tax	(73)	(6,995)	50,663	(62,014)	11,897	(4,799)
Income tax expense	(227)	(21,673)	(10,065)	6,760	15,982	(1,578)
Profit / (Loss) from continuing operations	(300)	(28,668)	40,598	(55,254)	27,879	(6,377)
Profit / (Loss) from discontinued operation	(93)	(8,923)	(4,947)	(2,380)	22,006	12,922
Total Profit / (Loss) for the year	(393)	(37,591)	35,651	(57,634)	49,885	6,545

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(4)	(372)	687	427	(35)	(19,437)
Revaluation reserve	4	383	605	-	-	-
Items that may not be reclassified subsequently to profit or loss, net of income tax
Other comprehensive income / (loss) from continuing operations	-	11	1,292	427	(35)	(19,437)
Other comprehensive income / (loss) from discontinued operations	(120)	(11,443)	20,008	(3,469)	20,320	26,887
Total other comprehensive income / (loss) for the year	(120)	(11,432)	21,300	(3,042)	20,285	7,450
Total comprehensive income / (loss) for the year	(513)	(49,023)	56,951	(60,676)	70,170	13,995
Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	(239)	(22,879)	29,932	(48,819)	22,613	(5,994)
Non-controlling interest	(61)	(5,789)	10,666	(6,435)	5,266	(383)

Total profit / (loss) attributable to:
Equity holders of the parent	(313)	(29,929)	21,405	(54,988)	31,615	(2,404)
Non-controlling interest	(80)	(7,662)	14,246	(2,646)	18,270	8,949

Profit / (loss) per common share from continuing operations attributable to equity holders of the parent:
Basic	(0.41)	(38.88)	52.02	(84.91)	54.95	(4.18)
Diluted	(0.41)	(38.88)	51.88	(84.91)	54.63	(4.18)

Total profit / (loss) per common share attributable to equity holders of the parent:
Basic	(0.53)	(50.86)	37.20	(95.64)	39.31	(18.32)
Diluted	(0.53)	(50.86)	37.10	(95.64)	39.31	(18.32)

Total comprehensive income / (loss) from continuing operations	(300)	(28,657)	41,890	(54,828)	27,845	(25,813)
Total comprehensive income / (loss) from discontinued operations	(213)	(20,366)	15,061	(5,848)	42,325	39,808
Total comprehensive income / (loss) for the year	(513)	(49,023)	56,951	(60,676)	70,170	13,995

Total comprehensive income / (loss) from continued operation attributable to:
Equity holders of the parent	(232)	(22,163)	34,509	(48,394)	22,284	(24,323)
Non-controlling interest	(68)	(6,494)	7,381	(6,434)	5,561	(1,490)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(364)	(34,810)	19,927	(56,396)	26,565	2,146
Non-controlling interest	(149)	(14,213)	37,024	(4,280)	43,605	11,849

CASH FLOW DATA
Net cash generated by / (used in) operating activities	15	1,456	46,731	40,616	30,671	28,434
Net cash generated by / (used in) investing activities	710	67,880	61,049	16,807	(45,860)	(8,476)
Net cash generated by / (used in) financing activities	(511)	(48,840)	(114,343)	(41,686)	(9,256)	7,410

	For the fiscal year ended June 30,
	2021	2021	2020	2019	2018
	(in millions of USD) (i)(ii)	(in millions of ARS)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
ASSETS
Non-current assets
Investment properties	1,916	183,152	341,776	500,955	543,630
Property, plant and equipment	43	4,146	56,670	47,921	47,452
Trading properties	17	1,644	7,294	11,770	22,206
Intangible assets	25	2,400	41,732	38,456	41,408
Right-of-use assets	8	811	29,828	-	-
Other assets	-	-	-	52	631
Investment in associates and joint ventures	127	12,165	111,740	66,748	86,558
Deferred income tax assets	5	446	951	857	1,196
Income tax and Minimum Presumed Income Tax credit	-	30	38	324	1,381
Restricted assets	-	-	2,810	6,609	6,827
Trade and other receivables	30	2,847	34,738	26,555	27,194
Employee benefits	-	-	-	-	-
Investments in financial assets	13	1,218	5,277	6,200	5,727
Financial assets and other assets held for sale	-	-	-	8,968	26,009
Derivative financial instruments	-	-	213	204	-
Total non-current assets	2,184	208,859	633,067	715,619	810,219
Current Assets
Trading properties	1	114	3,479	785	10,943
Inventories	1	72	7,034	2,463	2,104
Restricted assets	-	-	9,326	9,405	14,175
Income tax credit	2	165	461	837	1,330
Group of assets held for sale	-	-	62,600	17,270	17,338
Trade and other receivables	89	8,475	55,789	48,395	49,933
Investments in financial assets	33	3,166	29,190	69,164	85,128
Financial assets and other assets held for sale	-	-	5,072	25,033	14,915
Derivative financial instruments	-	-	317	88	290
Cash and cash equivalents	20	1,931	135,719	129,837	124,628
Total Current Assets	146	13,923	308,987	303,277	320,784
TOTAL ASSETS	2,330	222,782	942,054	1,018,896	1,131,003
SHAREHOLDERS’ EQUITY
Shareholders’ equity attributable to equity holders of the parent
Share capital	7	655	575	575	575
Treasury stock	-	2	2	4	4
Inflation adjustment of share capital and treasury stock	216	20,620	20,617	20,616	20,616
Warrant	19	1,779	-
Share premium	252	24,109	21,839	21,839	21,839
Additional paid-in capital from treasury stock	2	148	142	116	116
Legal reserve	17	1,603	728	728	728
Special reserve	148	14,125	14,125	14,121	14,121
Other reserves	285	27,293	8,854	102,208	7,372
Retained earnings	(299)	(28,502)	18,923	(91,351)	66,296
Total capital and reserves attributable to equity holders of the parent	647	61,832	85,805	68,856	131,667
Non-controlling interest	218	20,892	98,423	115,372	124,897
TOTAL SHAREHOLDERS’ EQUITY	865	82,724	184,228	184,228	256,564
LIABILITIES
Non-current liabilities
Trade and other payables	15	1,387	3,258	3,763	12,073
Lease liabilities	9	852	20,091	-	-
Borrowings	489	46,724	447,323	573,222	604,636
Derivative financial instruments	-	9	83	2,207	80
Deferred income tax liabilities	718	68,748	66,144	78,991	88,648
Employee benefits	-	-	671	282	367
Salaries and social security liabilities	1	86	293	236	223
Income tax and minimum presumed income tax “MPIT”) liabilities	-	-	-	-	-
Provisions	1	114	4,601	17,201	11,852
Total non-current liabilities	1,233	117,920	542,464	675,902	717,879
Current liabilities
Trade and other payables	53	5,103	44,567	39,846	49,217
Group of liabilities held for sale	-	-	33,362	12,221	10,831
Lease liabilities	1	54	7,313	-	-
Salaries and social security liabilities	5	436	6,166	4,522	5,197
Borrowings	160	15,409	117,668	97,683	85,450
Derivative financial instruments	1	48	1,682	53	606
Provisions	2	147	3,665	3,699	3,516
Income tax and minimum presumed income tax (“MPIT”) liabilities	10	941	939	742	1,743
Total current liabilities	232	22,138	215,362	158,766	156,560
TOTAL LIABILITIES	1,465	140,058	757,826	834,668	874,439
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,330	222,782	942,054	1,018,896	1,131,003

	As of and for the fiscal year ended June 30,
	2021	2021	2020	2019	2018
	(in millions of USD) (i) (ii)	(in millions of ARS) (except for number of shares, per share and GDS data and ratios)
OTHER FINANCIAL DATA
Basic net (loss)/ income per common share from continuing operations (1)	(0.41)	(38.88)	52.02	(84.91)	54.95
Diluted net (loss)/ income per common share from continuing operations (2)	(0.41)	(38.88)	51.88	(84.91)	54.63
Basic net (loss)/ income per GDS from continuing operations (1) (3)	(4.07)	(388.80)	520.20	(849.10)	549.50
Diluted net (loss)/ income per GDS from continuing operations (2) (3)	(4.07)	(388.80)	518.80	(849.10)	546.30
Basic net (loss)/ income per common share	(0.53)	(50.86)	37.20	(95.64)	39.31
Diluted net (loss)/ income per common share	(0.53)	(50.86)	37.10	(95.64)	39.31
Basic net (loss)/ income per GDS	(5.32)	(508.60)	372.00	(956.40)	393.10
Diluted net (loss)/ income per GDS	(5.32)	(508.60)	371.00	(956.40)	393.10
Diluted weighted – average number of common shares	599,279,210	599,279,210	578,676,471	578,676,471	578,676,471
Depreciation and amortization	7	642	716	561	452
Capital expenditures	28	2,693	16,718	28,170	28,634
Working capital	(86)	(8,215)	93,625	144,511	164,224
Ratio of current assets to current liabilities	0.01	0.63	1.43	1.91	2.05
Ratio of shareholders’ equity to total liabilities	0.01	0.59	0.24	0.22	0.29
Ratio of non-current assets to total assets	0.01	0.94	0.67	0.70	0.72
Profitability	(0.00)	(0.28)	0.39	-	-
Dividend paid	27	2,587	333	-	(1,543)
Dividends per common share	0.04	3.95	0.58	-	(2.68)
Dividends per GDS	0.41	39.50	5.79	-	(26.83)
Number of common shares outstanding	656,710,423	656,710,423	576,056,589	574,940,605	575,421,864
Capital Stock	655	655	575	575	575

___________

(i)	Totals may not sum due to rounding.
(ii)	Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2021, which was ARS 95.62 per USD 1.00. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.”
(1)	Basic net income per share is calculated by dividing the net income available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
(2)	Diluted net income per share is calculated by dividing the net income for the year by the weighted average number of ordinary shares including treasury shares.
(3)	Determined by multiplying the amounts per share by ten (one GDS is equal to ten common shares). Dividend amounts, corresponding to fiscal years ending on June 30 of each year, are determined by the annual shareholders’ meeting, which takes place in October of each year.

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

Segment information is reported from the perspective of products and services, considering separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment.

Below is the segment information which was prepared as follows:

•	Operations Center in Argentina: Within this operations center, the Group operates in the following segments:
o	The “Shopping Malls” segment includes results principally comprised of lease and service revenue related to rental of commercial space and other spaces in the shopping malls of the Group.
o	The “Offices” segment includes the operating results from lease revenue of offices, other rental spaces and other service revenue related to the office activities.
o	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
o	The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenue.
o	The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).
o	The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.
o	The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of the 2018 fiscal year, the CODM reviews the office business as a single segment and the entertainment business in an aggregate manner and separately from offices, and has been exposed in the “Others” segment.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

•	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

•	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

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

Revenue for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020 the Group used to report its financial performance separately in two Operations Centers. However, as described in Note 1, during September 2020 the Group lost control of IDBD and, then, has reclassified the results of Operations Center in Israel to discontinued operations. As a consequence of the situation described, from October 1, 2020, the Group reports its financial performance through a single Operation Center. Segment information for the previous fiscal years has been recast for the purposes of comparability with the present fiscal year.

•	Operations Center in Israel: as explained previously only includes assets and liabilities.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income for the years ended June 30, 2021, 2020 and 2019:

	June 30, 2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenue	10,114	(50)	2,945	(31)	12,978
Costs	(3,455)	70	(3,179)	-	(6,564)
Gross profit / (loss)	6,659	20	(234)	(31)	6,414
Net loss from fair value adjustment of investment properties	(7,649)	(121)	-	-	(7,770)
General and administrative expenses	(3,078)	14	-	47	(3,017)
Selling expenses	(1,511)	21	-	-	(1,490)
Other operating results, net	(157)	(20)	107	(16)	(86)
Loss from operations	(5,736)	(86)	(127)	-	(5,949)
Share of loss of associates and joint ventures	(3,988)	(392)	-	-	(4,380)
Segment profit	(9,724)	(478)	(127)	-	(10,329)
Reportable assets	204,883	(1,513)	-	19,412	222,782
Reportable liabilities	-	-	-	(140,058)	(140,058)
Net reportable assets	204,883	(1,513)	-	(120,646)	82,724

	June 30, 2020
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenue	16,731	(90)	4,655	(33)	21,263
Costs	(4,101)	80	(4,851)	-	(8,872)
Gross profit / (loss)	12,630	(10)	(196)	(33)	12,391
Net gain / (loss) from fair value adjustment of investment properties	51,059	(395)	-	-	50,664
General and administrative expenses	(3,371)	20	-	50	(3,301)
Selling expenses	(1,849)	27	-	-	(1,822)
Other operating results, net	17	28	91	(17)	119
Profit / (loss) from operations	58,486	(330)	(105)	-	58,051
Share of profit of associates and joint ventures	10,584	263	-	-	10,847
Segment profit / (loss)	69,070	(67)	(105)	-	68,898
Reportable assets	913,638	(1,040)	-	29,456	942,054
Reportable liabilities	(602,315)	-	-	(155,511)	(757,826)
Net reportable assets	311,323	(1,040)	-	(126,055)	184,228

	June 30, 2019
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenue	22,613	(140)	5,567	(36)	28,004
Costs	(4,773)	102	(5,790)	-	(10,461)
Gross profit / (loss)	17,840	(38)	(223)	(36)	17,543
Net (loss) / gain from fair value adjustment of investment properties	(59,489)	1,258	-	-	(58,231)
General and administrative expenses	(4,176)	24	-	66	(4,086)
Selling expenses	(1,628)	9	-	-	(1,619)
Other operating results, net	(841)	282	119	(30)	(470)
(Loss) / profit from operations	(48,294)	1,535	(104)	-	(46,863)
Share of (loss) of associates and joint ventures	(9,060)	(1,527)	-	-	(10,587)
Segment (loss) / profit	(57,354)	8	(104)	-	(57,450)
Reportable assets	971,842	(915)	-	47,973	1,018,900
Reportable liabilities	(692,205)	-	-	(142,463)	(834,668)
Net reportable assets	279,637	(915)	-	(94,490)	184,232

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)	Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 7, ARS 26 and ARS 13,006, as of June 30, 2021, 2020 and 2019, respectively.

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2021, 2020 and 2019:

	June 30, 2021
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenue	5,321	2,764	664	921	376	-	68	10,114
Costs	(865)	(226)	(751)	(1,065)	(317)	-	(231)	(3,455)
Gross profit / (loss)	4,456	2,538	(87)	(144)	59	-	(163)	6,659
Net (loss) / gain from fair value adjustment of investment properties	(20,342)	5,381	6,483	-	6	-	823	(7,649)
General and administrative expenses	(1,432)	(387)	(357)	(426)	(56)	(352)	(68)	(3,078)
Selling expenses	(451)	(199)	(684)	(141)	(26)	-	(10)	(1,511)
Other operating results, net	(126)	7	(13)	(12)	(12)	-	(1)	(157)
(Loss) / profit from operations	(17,895)	7,340	5,342	(723)	(29)	(352)	581	(5,736)
Share of (loss) of associates and joint ventures	-	-	(16)	-	(891)	-	(3,081)	(3,988)
Segment (loss) / profit	(17,895)	7,340	5,326	(723)	(920)	(352)	(2,500)	(9,724)

Investment properties and trading properties	54,317	76,925	55,943	-	114	-	2,307	189,606
Investment in associates and joint ventures	-	-	-	-	1,916	-	6,993	8,909
Other operating assets	348	1,325	1,948	2,603	-	8	136	6,368
Operating assets	54,665	78,250	57,891	2,603	2,030	8	9,436	204,883

From all the revenue corresponding to the Operations Center in Argentina, ARS 9,738 million are originated in Argentina, and ARS 376 million in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 202,044 million are located in Argentina and ARS 2,839 million in other countries, principally in USA for ARS 2,030 million and Uruguay for ARS 801 million.

	June 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenue	8,915	3,542	1,104	3,036	17	-	117	16,731
Costs	(851)	(207)	(1,008)	(1,870)	(18)	-	(147)	(4,101)
Gross profit / (loss)	8,064	3,335	96	1,166	(1)	-	(30)	12,630
Net (loss) / gain from fair value adjustment of investment properties	(3,162)	34,974	18,293	-	-	-	954	51,059
General and administrative expenses	(1,246)	(332)	(342)	(548)	(165)	(562)	(176)	(3,371)
Selling expenses	(1,065)	(126)	(296)	(345)	-	-	(17)	(1,849)
Other operating results, net	26	(39)	(41)	(30)	-	-	101	17
Profit / (loss) from operations	2,617	37,812	17,710	243	(166)	(562)	832	58,486
Share of profit / (loss) of associates and joint ventures	-	-	-	-	11,080	-	(496)	10,584
Segment profit / (loss)	2,617	37,812	17,710	243	10,914	(562)	336	69,070

Investment properties and trading properties	73,764	94,314	48,321	-	460	-	2,165	219,024
Investment in associates and joint ventures	-	-	799	-	3,011	-	10,119	13,929
Other operating assetsInvestment	412	321	1,131	2,759	-	9	135	4,767
Operating assets	74,176	94,635	50,251	2,759	3,471	9	12,419	237,720

From all the revenue corresponding to the Operations Center in Argentina, included in the segments ARS 16,713 million are originated in Argentina and ARS 17 million are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 233,384 million are located in Argentina and ARS 4,336 million in other countries, principally in USA for ARS 3,471 million and Uruguay for ARS 865 million.

	June 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of ARS)
Revenue	12,828	3,362	1,681	4,435	21	-	286	22,613
Costs	(1,166)	(197)	(790)	(2,383)	(9)	-	(228)	(4,773)
Gross profit	11,662	3,165	891	2,052	12	-	58	17,840
Net (loss) / gain from fair value adjustment of investment properties	(60,952)	925	1,091	-	9	-	(562)	(59,489)
General and administrative expenses	(1,420)	(318)	(425)	(738)	(165)	(940)	(170)	(4,176)
Selling expenses	(796)	(148)	(178)	(474)	-	-	(32)	(1,628)
Other operating results, net	(29)	(47)	(429)	172	(36)	-	(472)	(841)
(Loss) / profit from operations	(51,535)	3,577	950	1,012	(180)	(940)	(1,178)	(48,294)
Share of (loss) of associates and joint ventures	-	-	(56)	-	(5,526)	-	(3,478)	(9,060)
Segment (loss) / profit	(51,535)	3,577	894	1,012	(5,706)	(940)	(4,656)	(57,354)

Investment properties and trading properties	75,258	47,405	41,693	-	135	-	1,594	166,085
Investment in associates and joint ventures	-	-	665	-	(10,846)	-	7,353	(2,828)
Other operating assets	466	267	277	2,897	270	6	135	4,318
Operating assets	75,724	47,672	42,635	2,897	(10,441)	6	9,082	167,575

From all the revenue corresponding to the Operations Center in Argentina, included in the segments ARS 21,873 million are originated in Argentina, ARS 719 million are originated in Uruguay and ARS 21 million are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 177,136 million are located in Argentina and ARS (9,561) million in other countries, principally in USA for ARS (10,441) million and Uruguay for ARS 874 million.

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel where only assets and liabilities are presented for the years ended June 30, 2020 and 2019:

	June 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of ARS)
Operating assets	229,718	42,191	210,318	5,072	25,015	163,604	675,918
Operating liabilities	(219,789)	-	(159,326)	-	(164,429)	(58,771)	(602,315)
Operating assets (liabilities), net	9,929	42,191	50,992	5,072	(139,414)	104,833	73,603

	June 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of ARS)
Operating assets	455,745	34,566	164,289	34,002	62,238	53,427	804,267
Operating liabilities	(353,800)	-	(127,370)	-	(189,891)	(21,144)	(692,205)
Operating assets (liabilities), net	101,945	34,566	36,919	34,002	(127,653)	32,283	112,062

Results of Operations for the fiscal years ended June 30, 2021 and 2020

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2021 and 2020.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in Million ARS)
Revenue	10,114	16,731	(6,617)	(50)	(90)	40	2,945	4,655	(1,710)	(31)	(33)	2	12,978	21,263	(8,285)
Costs	(3,455)	(4,101)	646	70	80	(10)	(3,179)	(4,851)	1,672	-	-	-	(6,564)	(8,872)	2,308
Gross profit / (loss)	6,659	12,630	(5,971)	20	(10)	30	(234)	(196)	(38)	(31)	(33)	2	6,414	12,391	(5,977)
Net (loss) / gain from fair value adjustment of investment properties	(7,649)	51,059	(58,708)	(121)	(395)	274	-	-	-	-	-	-	(7,770)	50,664	(58,434)
General and administrative expenses	(3,078)	(3,371)	293	14	20	(6)	-	-	-	47	50	(3)	(3,017)	(3,301)	284
Selling expenses	(1,511)	(1,849)	338	21	27	(6)	-	-	-	-	-	-	(1,490)	(1,822)	332
Other operating results, net	(157)	17	(174)	(20)	28	(48)	107	91	16	(16)	(17)	1	(86)	119	(205)
(Loss) / profit from operations	(5,736)	58,486	(64,222)	(86)	(330)	244	(127)	(105)	(22)	-	-	-	(5,949)	58,051	(64,000)
Share of (loss) / profit of associates and joint ventures	(3,988)	10,584	(14,572)	(392)	263	(655)	-	-	-	-	-	-	(4,380)	10,847	(15,227)
Segment (loss) / profit	(9,724)	69,070	(78,794)	(478)	(67)	(411)	(127)	(105)	(22)	-	-	-	(10,329)	68,898	(79,227)
Reportable assets	204,883	913,638	(708,755)	(1,513)	(1,040)	(473)	-	-	-	19,412	29,456	(10,044)	222,782	942,054	(719,272)
Reportable liabilities	-	(602,315)	602,315	-	-	-	-	-	-	(140,058)	(155,511)	15,453	(140,058)	(757,826)	617,768
Net reportable assets	204,883	311,323	(106,440)	(1,513)	(1,040)	(473)	-	-	-	(120,646)	(126,055)	5,409	82,724	184,228	(101,504)

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the years ended June 30, 2021 and 2020

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in Million ARS)
Revenue	5,321	8,915	(3,594)	2,764	3,542	(778)	664	1,104	(440)	921	3,036	(2,115)	376	17	359	-	-	-	68	117	(49)	10,114	16,731	(6,617)
Costs	(865)	(851)	(14)	(226)	(207)	(19)	(751)	(1,008)	257	(1,065)	(1,870)	805	(317)	(18)	(299)	-	-	-	(231)	(147)	(84)	(3,455)	(4,101)	646
Gross profit / (loss)	4,456	8,064	(3,608)	2,538	3,335	(797)	(87)	96	(183)	(144)	1,166	(1,310)	59	(1)	60	-	-	-	(163)	(30)	(133)	6,659	12,630	(5,971)
Net (loss) / gain from fair value adjustment of investment properties	(20,342)	(3,162)	(17,180)	5,381	34,974	(29,593)	6,483	18,293	(11,810)	-	-	-	6	-	6	-	-	-	823	954	(131)	(7,649)	51,059	(58,708)
General and administrative expenses	(1,432)	(1,246)	(186)	(387)	(332)	(55)	(357)	(342)	(15)	(426)	(548)	122	(56)	(165)	109	(352)	(562)	210	(68)	(176)	108	(3,078)	(3,371)	293
Selling expenses	(451)	(1,065)	614	(199)	(126)	(73)	(684)	(296)	(388)	(141)	(345)	204	(26)	-	(26)	-	-	-	(10)	(17)	7	(1,511)	(1,849)	338
Other operating results, net	(126)	26	(152)	7	(39)	46	(13)	(41)	28	(12)	(30)	18	(12)	-	(12)	-	-	-	(1)	101	(102)	(157)	17	(174)
(Loss) / profit from operations	(17,895)	2,617	(20,512)	7,340	37,812	(30,472)	5,342	17,710	(12,368)	(723)	243	(966)	(29)	(166)	137	(352)	(562)	210	581	832	(251)	(5,736)	58,486	(64,222)
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-	(16)	-	(16)	-	-	-	(891)	11,080	(11,971)	-	-	-	(3,081)	(496)	(2,585)	(3,988)	10,584	(14,572)
Segment (loss) / profit	(17,895)	2,617	(20,512)	7,340	37,812	(30,472)	5,326	17,710	(12,384)	(723)	243	(966)	(920)	10,914	(11,834)	(352)	(562)	210	(2,500)	336	(2,836)	(9,724)	69,070	(78,794)
Reportable assets	54,665	74,176	(19,511)	78,250	94,635	(16,385)	57,891	50,251	7,640	2,603	2,759	(156)	2,030	3,471	(1,441)	8	9	(1)	9,436	12,419	(2,983)	204,883	237,720	(32,837)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	54,665	74,176	(19,511)	78,250	94,635	(16,385)	57,891	50,251	7,640	2,603	2,759	(156)	2,030	3,471	(1,441)	8	9	(1)	9,436	12,419	(2,983)	204,883	237,720	(32,837)

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel where only assets and liabilities are presented as of June 30, 2020

	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	06.30.20	06.30.20	06.30.20	06.30.20	06.30.20	06.30.20	06.30.20
	(in Million Pesos)
Reportable assets	229,718	42,191	210,318	5,072	25,015	163,604	675,918
Reportable liabilities	(219,789)	-	(159,326)	-	(164,429)	(58,771)	(602,315)
Net reportable assets	9,929	42,191	50,992	5,072	(139,414)	104,833	73,603

Revenue June 2021 vs June 2020

Revenue from sales, leases, and services, according to the income statement, decreased by ARS 8,285 million from ARS 21,263 million during the fiscal year ended June 30, 2020, to ARS 12,978 million during the fiscal year ended June 30, 2021. In index terms, revenue from sales, leases, and services decreased by 39.0%.

In turn, revenue from expenses and Collective Promotion Fund decreased by 36.7%, from ARS 4,655 million (out of which ARS 4,289 million are allocated to the Shopping Malls segment and ARS 366 million are allocated to the Offices segment) during the fiscal year ended June 30, 2020, to ARS 2,945 million (out of which ARS 2,661 million are allocated to the Shopping Malls segment and ARS 284 million are allocated to the Offices segment) during the fiscal year ended June 30, 2021.

Moreover, revenue from our joint ventures decreased by 44.4%, from ARS 90 million (out of which ARS 79 million are allocated to the Shopping Malls segment and ARS 11 million are allocated to the Offices segment) during the fiscal year ended June 30, 2020 to ARS 50 million (out of which ARS 29 million are allocated to the Shopping Malls segment and ARS 21 million are allocated to the Offices segment) during the fiscal year ended June 30, 2021.

Finally, revenue from inter-segment transactions decreased by ARS 2 million, from ARS 33 million during the fiscal year ended June 30, 2020, to ARS 31 million during the fiscal year ended June 30, 2021.

Therefore, according to information by segments, revenue decreased by ARS 6,617 million, from ARS 16,731 million during the fiscal year ended June 30, 2020, to ARS 10,114 million during the fiscal year ended June 30, 2021. Revenue, according to information by segments, decreased by 39.5%.

Shopping Malls. Revenue from the Shopping Malls segment decreased by 40.3% from ARS 8,915 million during the fiscal year ended June 30, 2020, to ARS 5,321 million during the fiscal year ended June 30, 2021. Such fall is mainly attributable to the closing of the Shopping Malls as a consequence of the COVID 19 pandemic, which had an impact in the fiscal year 2021, generating: (i) a decrease of ARS 2,324 million in revenue base rent; (ii) a decrease of ARS 782 million in revenue contingent rent; (iii) an ARS 568 million decrease in revenue from admission rights; (iv) an ARS 408 million decrease in revenue from parking; partially offset by (v) an ARS 496 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenue from the Offices segment decreased by 22.2% from ARS 3,542 million during the fiscal year ended June 30, 2020, to ARS 2,764 million during the fiscal year ended June 30, 2021. This variation is mainly explained by a decrease in revenue from leases by 23.0%, from ARS 3,498 million during the fiscal year ended June 30, 2020 to ARS 2,693 million during the fiscal year ended June 30, 2021, mainly as a result of less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the period ended June 30, 2021.

Sales and Developments. Revenue from the Sales and Developments segment recorded a 39.9% decrease from ARS 1,104 million during the fiscal year ended June 30, 2020, to ARS 664 million during the fiscal year ended June 30, 2021. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenue from our Hotels segment decreased by 69.7% from ARS 3,036 million during the fiscal year ended June 30, 2020, to ARS 921 million during the fiscal year ended June 30, 2021, mainly due to a decrease in revenue as a result of the fall in the tourist industry during this period because of COVID 19.

International. Revenue from our International segment increased by ARS 359 million, from ARS 17 million during the fiscal year ended June 30, 2020, to ARS 376 million during the fiscal year ended June 30, 2021, due to the sale of Stowe House in USD 3.45 million, generating a profit of USD 0.3 million.

Corporate. Revenue associated with our Corporate segment showed no variations for the reported periods.

Others. Revenue from the Others segment decreased by 41.9% from ARS 117 million during the fiscal year ended June 30, 2020, to ARS 68 million during the fiscal year ended June 30, 2021, mainly due to the lack of incomes derived from LA RURAL S.A. - OFC S.R.L. - OGDEN S.A. - ENTRETENIMIENTO UNIVERSAL S.A. - Joint venture - (Convention Center and Exhibitions of the City of Buenos Aires Administrator), attributable to the COVID-19 pandemic.

Costs June 2021 vs June 2020

Total consolidated costs, according to the income statement, decreased by ARS 2,308 million, from ARS 8,872 million during the fiscal year ended June 30, 2020, to ARS 6,564 million during the fiscal year ended June 30, 2021. In index terms, costs decreased by 26.6%. Furthermore, consolidated total costs measured as a percentage of consolidated total revenue increased from 41.7% during the fiscal year ended June 30, 2020 to 50.6% during the fiscal year ended June 30, 2021.

In turn, costs related to expenses and Collective Promotion Fund decreased by 34.5% from ARS 4,851 million (out of which ARS 4,464 million are allocated to the Shopping Malls segment and ARS 387 million are allocated to the Offices segment) during the fiscal year ended June 30, 2020, to ARS 3,179 million (out of which ARS 2,884 million are allocated to the Shopping Malls segment and ARS 295 million are allocated to the Offices segment) during the fiscal year ended June 30, 2021, mainly due to lower costs originated by our Shopping Malls, which decreased by 35.4% from ARS 4,464 million during the fiscal year ended June 30, 2020, to ARS 2,884 million during the fiscal year ended June 30, 2021.

Likewise, costs from our joint ventures decreased by ARS 10 million, from ARS 80 million during the fiscal year ended June 30, 2020 (out of which ARS 10 million are allocated to the Shopping Malls segment; ARS 59 million to the Offices segment and 11 million to the Sales and Developments segment), to ARS 70 million during the fiscal year ended June 30, 2021 (out of which ARS 14 million are allocated to the Shopping Malls segment; ARS 55 million to the Offices segment and 1 million to the Sales and Developments segment).

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to information by segments (taking into account the costs from our joint ventures and without considering the costs associated with expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced a decrease of ARS 646 million, from ARS 4,101 million during the fiscal year ended June 30, 2020 to ARS 3,455 million during the fiscal year ended June 30, 2021. In index terms, costs decreased by 15.8%. Likewise, total costs, measured as a percentage of total revenue, according to information by segments, increased from 24.5% during the fiscal year ended June 30, 2020 to 34.2% during the fiscal year ended June 30, 2021.

Shopping Malls. Costs associated with the Shopping Malls segment increased by 1.6%, from ARS 851 million during the fiscal year ended June 30, 2020, to ARS 865 million during the fiscal year ended June 30, 2021, mainly due to: (i) a decrease in maintenance expenses of ARS 140 million; (ii) an ARS 13 million decrease in fees and compensation services; partially offset by: (iii) a decrease in leases and expenses of ARS 142 million; and (iv) an increase in taxes, rates and contributions of ARS 24 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.5% during the fiscal year ended June 30, 2020, to 16.3% during the fiscal year ended June 30, 2021.

Offices. Costs associated with the Offices segment increased by 9.2%, from ARS 207 million during the fiscal year ended June 30, 2020, to ARS 226 million during the fiscal year ended June 30, 2021, mainly due to (i) an increase of ARS 8 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in leases and expenses of ARS 5 million, and (iii) an increase in fees and compensation services of ARS 4 million. Costs associated with the Offices segment, measured as a percentage the revenue from this segment, increased from 5.8% during the fiscal year ended June 30, 2020, to 8.2% during the fiscal year ended June 30, 2021.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 25.5% decrease from ARS 1,008 million during the fiscal year ended June 30, 2020, to ARS 751 million during the fiscal year ended June 30, 2021 mainly due to (i) a decrease of ARS 146 million in the cost of sale of goods and services; (ii) a decrease in leases and expenses of ARS 84 million; (iii) a decrease of ARS 10 million in taxes, rates and contributions, and (iv) a decrease in maintenance cost of ARS 9 million. Costs in the Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 91.3% during the fiscal year ended June 30, 2020, to 113.1% during the fiscal year ended June 30, 2021.

Hotels. Costs in the Hotels segment decreased by 43.0%, from ARS 1,870 million during the fiscal year ended June 30, 2020, to ARS 1,065 million during the fiscal year ended June 30, 2021, mainly as a result of (i) an ARS 344 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 240 million decrease in maintenance, repair, and services; (iii) an ARS 100 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 68 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenue from this segment, increased from 61.6% during the fiscal year ended June 30, 2020, to 115.6% during the fiscal year ended June 30, 2021.

International. Costs in the International segment increased by ARS 299, from ARS 18 million during the fiscal year ended June 30, 2020, and ARS 317 million during the fiscal year ended June 30, 2021, mainly as a result of an increase in cost of selling properties of ARS 306 million due to the sale of Stowe House. Costs in the International segment, measured as a percentage of revenue from this segment, decreased from 105.9% during the fiscal year ended June 30, 2020, to 84.3% during the fiscal year ended June 30, 2021.

Corporate. Costs in the Corporate segment did not vary in the reported periods.

Others. Costs in the Others segment increased by 57.1%, from ARS 147 million during the fiscal year ended June 30, 2020, to ARS 231 million during the fiscal year ended June 30, 2021, mainly as a result of an increase in fees and payments for services and an increase in charge salaries, social security costs and other personnel administrative expenses related to the development and implementation of Appa Shops.

Gross profit 2021 vs. 2020

The total consolidated gross profit, according to the income statement, decreased by ARS 5,977 million from ARS 12,391 million during the fiscal year ended June 30, 2020 to ARS 6,414 million during the fiscal year ended June 30, 2021. In index terms, the gross profit decreased by 48.2%. The total consolidated gross profit, measured as a percentage of revenue, decreased from 58.3% during the fiscal year ended June 30, 2020 to 49.4% during the fiscal year ended June 30, 2021.

In turn, total gross (loss) on account of expenses and collective promotion fund increased by ARS 38 million, from ARS 196 million during the fiscal year ended June 30, 2020 (out of which a loss of ARS 175 million derives from Shopping Malls segment and a loss of ARS 21 million from the Offices segment), to ARS 234 million during the fiscal year ended June 30, 2021 (out of which a loss of ARS 223 million derives from Shopping Malls segment and other; and a loss of ARS 11 million from the Offices segment).

Additionally, the gross profit from our joint ventures decreased by ARS 30 million, from a profit of ARS 10 million during the fiscal year ended June 30, 2020 to a loss of ARS 20 million during the fiscal year ended June 30, 2021.

Therefore, according to information by segments, gross profit decreased by ARS 5,971 million, from ARS 12,630 million during the fiscal year ended June 30, 2020 to ARS 6,659 million during the fiscal year ended June 30, 2021. In index terms, the gross profit decreased by 47.3%. In addition, gross profit, measured as a percentage of revenue, according to information by segments, decreased from 75.5% during the fiscal year ended June 30, 2020, to 65.8% during the fiscal year ended June 30, 2021.

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 44.7%, from ARS 8,064 million during the fiscal year ended June 30, 2020, to ARS 4,456 million during the fiscal year ended June 30, 2021, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements attributable to COVID-19. Gross profit from the Shopping Malls segment as a percentage of the segment revenue, decreased from 90.5% during the fiscal year ended June 30, 2020, to 83.7% during the fiscal year ended June 30, 2021.

Offices. Gross profit from the Offices segment decreased by 23.9%, from ARS 3,335 million during the fiscal year ended June 30, 2020, to ARS 2,538 million during the fiscal year ended June 30, 2021. Gross profit from the Offices segment, measured as percentage of revenue from this segment, decreased from 94.2% during the fiscal year ended June 30, 2020, to 91.8% during the fiscal year ended June 30, 2021.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 190.6%, from a profit of ARS 96 million during the fiscal year ended June 30, 2020, to an ARS 87 million loss during the fiscal year ended June 30, 2021. Gross profit from the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 8.7% positive during the fiscal year ended June 30, 2020, to 13.1% negative during the fiscal year ended June 30, 2021.

Hotels. Gross profit from the Hotels segment decreased by 112.3%, from a profit of ARS 1,166 million during the fiscal year ended June 30, 2020, to an ARS 144 million loss during the fiscal year ended June 30, 2021. Gross profit from the Hotels segment, measured as a percentage of revenue from this segment, increased from 38.4% positive during the fiscal year ended June 30, 2020, to 15.6% negative during the fiscal year ended June 30, 2021.

International. Gross profit / (loss) from the International segment increased by ARS 60 million, from a loss of ARS 1 million during the fiscal year ended June 30, 2020 to an ARS 59 million gross profit during the fiscal year ended June 30, 2021. Gross profit from the International segment, measured as a percentage of revenue from this segment, increased from 5.9% negative during the fiscal year ended June 30, 2020, to 15.7% positive during the fiscal year ended June 30, 2021.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported periods.

Others. Gross profit / (loss) from the Others segment increased by ARS 133, from a loss of ARS 30 million during the fiscal year ended June 30, 2020, to an ARS 163 million loss during the fiscal year ended June 30, 2021. Gross profit from the Others segment, measured as a percentage of revenue from this segment, increased from 25.6% negative during the fiscal year ended June 30, 2020, to 239.7% negative during the fiscal year ended June 30, 2021.

Net gain / (loss) from fair value adjustment of investment properties June 2021 vs June 2020

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, decreased by ARS 58,434 million, from a net profit of ARS 50,664 million during the fiscal year ended June 30, 2020, to a net loss of ARS 7,770 million during the fiscal year ended June 30, 2021.

For the period ended June 30, 2021, the net gain / (loss) from fair value adjustment of investment properties was a loss of ARS 7,649 million (an ARS 20,342 million loss from our Shopping Malls segment; an ARS 5,381 million gain from our Offices segment; an ARS 6,483 million gain from our Sales and Developments segment; an ARS 6 million gain from our International segment and an ARS 823 million gain from our Others segment).

The net impact in the peso values of our shopping malls was primarily a consequence of: (i) an increase in the income tax rate from 25% to 35%, with a consequent decrease in the projected cash flows; (ii) between June 30, 2020 to June 30, 2021, the Argentinian peso depreciated 36% against U.S. dollar (from ARS 70.26 per U.S. dollar to ARS 95.52 per U.S. dollar), which generated a reduction in the projected cash flows as measured in U.S. dollar terms from our Shopping Malls segment; and (iii) increase of 135 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, we have valued our offices and lands reserved in Pesos as of closing of these financial statements considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values.Therefore, the Company has valued its office buildings in pesos at the end of the fiscal year considering the situation described above, but such increase in valuation was partially offset by the inflation adjustment during the fiscal year, as a result we recognized a gain of ARS 5,381 million with respect to the values previously recorded.

General and administrative expenses June 2021 vs June 2020

Total general and administrative expenses, according to the income statement, recorded a decrease of ARS 284 million, from ARS 3,301 million during the fiscal year ended June 30, 2020 to ARS 3,017 million during the fiscal year ended June 30, 2021. In index terms, administrative expenses decreased by 8.6%. Total administrative expenses, measured as a percentage of revenue, increased from 15.5% during the fiscal year ended June 30, 2020, to 23.2% during the fiscal year ended June 30, 2021.

In turn, administrative expenses of our joint ventures decreased by ARS 6 million, from ARS 20 million during the fiscal year ended June 30, 2020, to ARS 14 million during the fiscal year ended June 30, 2021.

Finally, administrative expenses for inter-segment transactions showed no variations remaining stable at ARS 50 million during the fiscal year ended June 30, 2020 and ARS 47 million during the fiscal year ended June 30, 2021.

Therefore, according to information by segments, administrative expenses decreased by ARS 293 million, from ARS 3,371 million during the fiscal year ended June 30, 2020, to ARS 3,078 million during the fiscal year ended June 30, 2021. In index terms, administrative expenses, decreased by 8.7%. Administrative expenses, measured as a percentage of revenue, increased from 20.1% during the fiscal year ended June 30, 2020, to 30.4% during the fiscal year ended June 30, 2021.

Shopping Malls. Administrative expenses of Shopping Malls increased by 14.9%, from ARS 1,246 million during the fiscal year ended June 30, 2020, to ARS 1,432 million during the fiscal year ended June 30, 2021, mainly due to: (i) an increase of ARS 174 million in fees payable to directors; (ii) an increase of ARS 75 million in salaries, social security charges and other personnel administrative expenses; (iii) an increase of ARS 9 million in taxes, rates and contributions; partially offset by: (iv) a decrease of ARS 61 million in fees and compensation for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 14.0% during the fiscal year ended June 30, 2020, to 26.9% during the fiscal year ended June 30, 2021.

Offices. The general and administrative expenses of our Offices segment increased by 16.6%, from ARS 332 million during the fiscal year ended June 30, 2020, to ARS 387 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an increase in fees payable to directors of ARS 47 million; (ii) an increase of ARS 19 million in salaries, social security charges and other personnel administrative expenses; partially offset by (iii) a decrease in fees and compensation for services of ARS 16 million. General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 9.4% during the fiscal year ended June 30, 2020, to 14.0% during the fiscal year ended June 30, 2021.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 4.4%, from ARS 342 million during the fiscal year ended June 30, 2020, to ARS 357 million during the fiscal year ended June 30, 2021. General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 31.0% during the fiscal year ended June 30, 2020, to 53.8% during the fiscal year ended June 30, 2021.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 22.3%, from ARS 548 million during the fiscal year ended June 30, 2020, to ARS 426 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 44 million decrease in salaries, social security and other personnel administrative expenses; (ii) an ARS 32 million decrease in maintenance, security, cleaning, repairs and related expenses; (iii) an ARS 20 million decrease in taxes, rates and contributions; and (iv) an ARS 16 million decrease in fees and compensation for services. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenue from this segment, increased from 18.1% during the fiscal year ended June 30, 2020, to 46.3% during the fiscal year ended June 30, 2021.

International. General and administrative expenses associated with our International segment decreased by 66.1%, from ARS 165 million during the fiscal year ended June 30, 2020, to ARS 56 million during the fiscal year ended June 30, 2021, mainly as a result of (i) an ARS 75 million decrease in salaries, social security and other personnel administrative expense; (ii) an ARS 17 million decrease in fees and compensation for services; and (iii) an ARS 15 million decrease in maintenance, security, cleaning, repairs and related expenses.

Corporate. General and administrative expenses associated with our Corporate segment increased by 37.4%, from ARS 562 million during the fiscal year ended June 30, 2020, to ARS 352 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease of ARS 187 million in fees and compensation for services; (ii) a decrease of ARS 20 million increase in business expenses, mobility and library; partially offset by: (ii) an ARS 12 million increase in salaries, social security and other personnel administrative expense.

Others. General and administrative expenses associated with our Others segment decreased by 61.4%, from ARS 176 million during the fiscal year ended June 30, 2020, to ARS 68 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 34 million in maintenance, repairs and services; (ii) a decrease of ARS 32 million in salaries, social security and other personnel administrative expenses and (iii) a decrease of ARS 33 million in fees and compensation for services.

Selling expenses June 2021 vs June 2020

Total consolidated selling expenses, according to the income statement, showed a decrease of ARS 332 million, from ARS 1,822 million during the fiscal year ended June 30, 2020 to ARS 1,490 million during the fiscal year ended June 30, 2021. In index terms, selling expenses increased by 18.2%. Total consolidated selling expenses, measured as a percentage of revenue from sales, leases and services, increased from 8.6% during the fiscal year ended June 30, 2020, to 11.5% during the fiscal year ended June 30, 2021.

In turn, selling expenses of our joint ventures decreased by ARS 6 million, from ARS 27 million during the fiscal year ended June 30, 2020, to ARS 21 million during the fiscal year ended June 30, 2021.

Therefore, according to information by segments, selling expenses decreased by ARS 338 million, from ARS 1,849 million during the fiscal year ended June 30, 2020 to ARS 1,511 million during the fiscal year ended June 30, 2021. In index terms, selling expenses decreased by 18.3%. Selling expenses, measured as a percentage of revenue, according to information by segments, increased from 11.1% during the fiscal year ended June 30, 2020, to 14.9% during the fiscal year ended June 30, 2021.

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 57.7%, from ARS 1,065 million during the fiscal year ended June 30, 2020, to ARS 451 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease in the charge of taxes, rates and contributions of ARS 287 million; ii) a decrease in the charge of doubtful accounts of ARS 276 million; and iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 29 million. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, decreased from 11.9% during the fiscal year ended June 30, 2020, to 8.5% during the fiscal year ended June 30, 2021.

Offices. Selling expenses associated with our Offices segment increased by 57.9%, from ARS 126 million during the fiscal year ended June 30, 2020, to ARS 199 million during the fiscal year ended June 30, 2021. Such variation was mainly generated as a result of: (i) an ARS 60 million increase in the charge of taxes, rates and contributions; (ii) an increase in the charge of doubtful accounts of ARS 14 million, partially offset by (ii) an ARS 3 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenue from this segment, increased from 3.6% during the fiscal year ended June 30, 2020, to 7.2% during the fiscal year ended June 30, 2021.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 131.1%, from ARS 296 million during the fiscal year ended June 30, 2020, to ARS 684 million during the fiscal year ended June 30, 2021. Such variation was mainly generated by: (i) an ARS 236 million increase in fees and compensation; and (ii) an ARS 176 million increase in taxes, rates and contributions, both charges related to the sale of Bouchard Building and sale of floors in Boston Tower; partially offset by: (iii) a decrease of ARS 10 million in the charge of publicity, advertising and other commercial expenses, and, (ii) a decrease of ARS 4 million in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 26.8% during the fiscal year ended June 30, 2020, to 103.0% during the fiscal year ended June 30, 2021.

Hotels. Selling expenses associated with our Hotels segment decreased by 59.1%, from ARS 345 million during the fiscal year ended June 30, 2020, to ARS 141 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 96 million decrease in taxes, rates and contributions; (ii) an ARS 35 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 26 million decrease in publicity, advertising and other commercial expenses; and (iv) an ARS 25 million decrease in fees and compensation for services. Selling expenses associated with our Hotels segment, measured as a percentage of revenue from this segment, increased from 11.4% during the fiscal year ended June 30, 2020, to 15.3% during the fiscal year ended June 30, 2021.

International. Selling expenses associated with the International segment increased by 100,0%, no charge was recorded during the fiscal year ended June 30, 2020 and ARS 26 million was recorded during the fiscal year ended June 30, 2021, due to fees and compensation for services.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both periods.

Others. Selling expenses associated with our Others segment decreased by 41.2%, from ARS 17 million during the fiscal year ended June 30, 2020, to ARS 10 million during the fiscal year ended June 30, 2021. Selling expenses associated with our Others segment, measured as a percentage of revenue from this segment, increased from 14.5% during the fiscal year ended June 30, 2020, to 14.7% during the fiscal year ended June 30, 2021.

Other operating results, net June 2021 vs June 2020

Other operating results, net, according to the income statement, recorded a variation of ARS 205 million, from a net profit of ARS 119 million during the fiscal year ended June 30, 2020, to a net loss of ARS 86 million during the fiscal year ended June 30, 2021.

Other operating results, net from our joint ventures decreased by ARS 48 million, from a net profit of ARS 28 million during the fiscal year ended June 30, 2020, to a net loss of ARS 20 million during the fiscal year ended June 30, 2021.

In turn, other operating results on account of building administration expenses and collective promotion fund decreased by ARS 16 million, from ARS 91 million during the fiscal year ended June 30, 2020 (out of which a profit of ARS 85 million are allocated to the Shopping Malls segment and a profit of ARS 6 million to the Offices segment), to ARS 107 million during the fiscal year ended June 30, 2021 (out of which a profit of ARS 105 million are allocated to the Shopping Malls segment and a profit of ARS 2 million to the Offices segment).

Therefore, according to information by segments, the other operating results line, net, decreased by ARS 174 million, from a net profit of ARS 17 million during the fiscal year ended June 30, 2020 to a net loss of ARS 157 million during the fiscal year ended June 30, 2021.

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by ARS 152, from a net profit of ARS 26 million during the fiscal year ended June 30, 2020, to a net loss of ARS 126 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease of ARS 163 million in interest generated by operating credits, (ii) a decrease of ARS 12 million in management fees, partially offset by; (iii) a decrease of ARS 14 million in the loss for lawsuits and others. Other operating results, net, from this segment, as a percentage of revenue from this segment, increased from 0.3% positive during the fiscal year ended June 30, 2020, to 2.4% negative during the fiscal year ended June 30, 2021.

Offices. Other operating results, net associated with our Offices segment increased by 117.9%, from a net loss of ARS 39 million during the fiscal year ended June 30, 2020, to a net profit of ARS 7 million during the fiscal year ended June 30, 2021, mainly as a consequence of an ARS 33 million decrease in others from the joint venture Quality S.A. and an ARS 6 million increase in interest generated by operating credits, among other items. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 1.1% negative during the fiscal year ended June 30, 2020, to 0.3% positive during the fiscal year ended June 30, 2021.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 68.3%, from a net loss of ARS 41 million during the fiscal year ended June 30, 2020, to a net loss of ARS 13 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 44 million in the loss for lawsuits; partially offset by (ii) the non-recurrence of a recovery of a balance with Euromayor S.A de Inversiones in the comparative period by ARS 29 million; (iii) an ARS 16 million decrease in interest generated by operating credits; and, (iv) an increase of ARS 9 million in donations. Other operating results, net from this segment, as a percentage of the revenue of this segment, decreased from 3.7% negative during the fiscal year ended June 30, 2020, to 2.0% negative during the fiscal year ended June 30, 2021.

Hotels Other operating results, net associated with the Hotels segment increased by 60.0%, from a net loss of ARS 30 million during the fiscal year ended June 30, 2020, to a net loss of ARS 12 million during the fiscal year ended June 30, 2021, mainly due to lower charges from lawsuits and others. Other operating results, net from this segment, as a percentage of the revenue from this segment, increased from 1.0% negative during the fiscal year ended June 30, 2020, to 1.3% negative during the fiscal year ended June 30, 2021.

International. Other operating results, net (loss) associated with the International segment increased by 100,0%, no charge was recorded during the fiscal year ended June 30, 2020 and a loss of ARS 12 million was recorded during the fiscal year ended June 30, 2021.

Corporate. Other operating results, net associated with the Corporate segment showed no variations between the reported periods.

Others. Other operating results, net associated with the Others segment decreased by 101.0%, from a net profit of ARS 101 million during the fiscal year ended June 30, 2020, to a net loss of ARS 1 million during the fiscal year ended June 30, 2021, mainly due to lack of income of fee charged to La Rural S.A. during the period ended June 30, 2021. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 86.3% positive during the fiscal year ended June 30, 2020, to 1.5% negative during the fiscal year ended June 30, 2021.

Profit / (loss) from operations June 2021 vs June 2020

Total consolidated profit / (loss) from operations, according to the income statement, decreased from a net profit of ARS 58,051 million during the fiscal year ended June 30, 2020 to a net loss of ARS 5,949 million during the fiscal year ended June 30, 2021. In index terms, the profit / (loss) from operations varied by 110.2%. Total consolidated profit / (loss) from operations, measured as a percentage of revenue from sales, leases and services, decreased from 273.0% positive during the fiscal year ended June 30, 2020, to 45.8% negative during the fiscal year ended June 30, 2021.

Profit / (loss) from operations from our joint ventures increased from a loss of ARS 330 million during the fiscal year ended June 30, 2020 (out of which a net profit of ARS 20 million is allocated to the Shopping Malls segment; a net loss of ARS 368 million to the Offices segment and a profit of ARS 18 million to the Sales and Developments segment), to a net loss of ARS 86 million during the fiscal year ended June 30, 2021 (out of which a net profit of ARS 162 million is allocated to the Shopping Malls segment; a net loss of ARS 246 million to the Offices segment and a net loss of ARS 2 million to the Sales and Developments segment).

Therefore, according to information by segments, the net profit from operations decreased from a net profit of ARS 58,486 million during the fiscal year ended June 30, 2020, to a net loss of ARS 5,736 million during the fiscal year ended June 30, 2021. The profit / (loss) from operations, measured as a percentage of revenue, according to information by segments, increased from a 349.6% profit during the fiscal year ended June 30, 2020, to a 56.7% profit during the fiscal year ended June 30, 2021.

Shopping Malls. Profit / (loss) from operations associated with the Shopping Malls segment decreased from a profit of ARS 2,617 million during the fiscal year ended June 30, 2020, to a loss of ARS 17,895 million during the fiscal year ended June 30, 2021.

Offices. Profit / (loss) from operations associated with our Offices segment decreased by 80.6%, from a net profit of ARS 37,812 million during the fiscal year ended June 30, 2020, to a net profit of ARS 7,340 million during the fiscal year ended June 30, 2021. Such variation was mainly due to an ARS 30,187 million decrease in the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Offices segment, as a percentage of revenue from such segment, decreased from 1,067.5% during the fiscal year ended June 30, 2020, to 265.6% during the fiscal year ended June 30, 2021.

Sales and Developments. Profit / (loss) from operations associated with our Sales and Developments segment decreased by 69.8%, from a net profit of ARS 17,710 million during the fiscal year ended June 30, 2020, to a net profit of ARS 5,342 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Sales and Developments segment, as a percentage of revenue from this segment, decreased from 1.604.2% during the fiscal year ended June 30, 2020, to 804.5% during the fiscal year ended June 30, 2021.

Hotels. Profit / (loss) from operations associated with the Hotels segment decreased by 397.5%, from a net profit of ARS 243 million during the fiscal year ended June 30, 2020, to a net loss of ARS 723 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the fact that revenue were significantly affected by a decline in the activity in the present period, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenue from such segment, increased from 8.0% positive during the fiscal year ended June 30, 2020, to 78.5% negative during the fiscal year ended June 30, 2021.

International. Profit / (loss) from operations associated with our International segment varied by 82.5%, from a net loss of ARS 166 million during the fiscal year ended June 30, 2020, to a net loss of ARS 29 million during the fiscal year ended June 30, 2021. Such variation is due to the income generated by the sale of Stowe House.

Corporate. Profit / (loss) from operations associated with our Corporate segment decreased by 37.4%, from a loss of ARS 562 million during the fiscal year ended June 30, 2020, to a loss of ARS 352 million during the fiscal year ended June 30, 2021, mainly affected by general and administrative expenses.

Others. Profit / (loss) from operations associated with the Others segment decreased from a net profit of ARS 832 million during the fiscal year ended June 30, 2020, to a net profit of ARS 581 million during the fiscal year ended June 30, 2021.

Share of profit / (loss) of associates and joint ventures June 2021 vs June 2020

The share of profit / (loss) of associates and joint ventures, according to the income statement, decreased by 140.4%, from a net profit of ARS 10,847 million during the fiscal year ended June 30, 2020 to a net loss of ARS 4,380 million during the fiscal year ended June 30, 2021, mainly due to less negative results from the International segment and the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 249.0% decrease, from a profit of ARS 263 million during the fiscal year ended June 30, 2020, to a loss of ARS 392 million during the fiscal year ended June 30, 2021, mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which was recorded in this line until its sale, decreased by ARS 16 million during the fiscal year ended June 30, 2021.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment decreased by 108.0%, from a net profit of ARS 11,080 million during the fiscal year ended June 30, 2020, to a net loss of ARS 891 million during the fiscal year ended June 30, 2021, mainly generated by a negative result from our investment in New Lipstick LLC of ARS 480 million; the non-recurrence of USD 42 million gain from Metropolitan related to the forgiveness of RBC loan; and a negative result from our investment in Condor Hospitality of ARS 414 million.

Other. The share of profit / (loss) of associates from the Others segment decreased by 521.2%, from a net loss of ARS 496 million during the fiscal year ended June 30, 2020, to a net loss of ARS 3,081 million during the fiscal year ended June 30, 2021, mainly as a result of the variation from our investments in TGLT S.A. in the amount of ARS 1,991 million negative.

Financial results, net

The financial results went from a loss of ARS 18,235 million during the fiscal year ended June 30, 2020 to a profit of ARS 3,334 million during the fiscal year ended June 30, 2021. Mainly due to lower results in terms of the exchange rate variation and the result from changes in fair value of financial assets.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 10,065 million during the fiscal year ended June 30, 2020, to a loss of ARS 21,673 million during the fiscal year ended June 30, 2021.

Profit for the year

As a result of the factors described above, the profit for the year went from a profit of ARS 35,651 million (that includes a loss of ARS 4,947 million for the effect of discontinued operations) during the fiscal year ended June 30, 2020 to a loss of ARS 37,591 million (that includes a loss of ARS 8,923 million for the effect of discontinued operations) during the fiscal year ended June 30, 2021.

Results of Operations for the fiscal years ended June 30, 2020 and 2019

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
	(in Million ARS)
Revenue	16,731	22,613	(5,882)	(90)	(140)	50	4,655	5,567	(912)	(33)	(36)	3	21,263	28,004	(6,741)
Costs	(4,101)	(4,773)	672	80	102	(22)	(4,851)	(5,790)	939	-	-	-	(8,872)	(10,461)	1,589
Gross profit / (loss)	12,630	17,840	(5,210)	(10)	(38)	28	(196)	(223)	27	(33)	(36)	3	12,391	17,543	(5,152)
Net gain / (loss) from fair value adjustment of investment properties	51,059	(59,489)	110,548	(395)	1,258	(1,653)	-	-	-	-	-	-	50,664	(58,231)	108,895
General and administrative expenses	(3,371)	(4,176)	805	20	24	(4)	-	-	-	50	66	(16)	(3,301)	(4,086)	785
Selling expenses	(1,849)	(1,628)	(221)	27	9	18	-	-	-	-	-	-	(1,822)	(1,619)	(203)
Other operating results, net	17	(841)	858	28	282	(254)	91	119	(28)	(17)	(30)	13	119	(470)	589
Profit / (loss) from operations	58,486	(48,294)	106,780	(330)	1,535	(1,865)	(105)	(104)	(1)	-	-	-	58,051	(46,863)	104,914
Share of profit / (loss) of associates and joint ventures	10,584	(9,060)	19,644	263	(1,527)	1,790	-	-	-	-	-	-	10,847	(10,587)	21,434
Segment profit / (loss)	69,070	(57,354)	126,424	(67)	8	(75)	(105)	(104)	(1)	-	-	-	68,898	(57,450)	126,348
Reportable assets	913,638	971,842	(58,204)	(1,040)	(915)	(125)	-	-	-	29,456	47,973	(18,517)	942,054	1,018,900	(76,846)
Reportable liabilities	(602,315)	(692,205)	89,890	-	-	-	-	-	-	(155,511)	(142,463)	(13,048)	(757,826)	(834,668)	76,842
Net reportable assets	311,323	279,637	31,686	(1,040)	(915)	(125)	-	-	-	(126,055)	(94,490)	(31,565)	184,228	184,232	(4)

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the years ended June 30, 2020 and 2019

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
	(in Million ARS)
Revenue	8,915	12,828	(3,913)	3,542	3,362	180	1,104	1,681	(577)	3,036	4,435	(1,399)	17	21	(4)	-	-	-	117	286	(169)	16,731	22,613	(5,882)
Costs	(851)	(1,166)	315	(207)	(197)	(10)	(1,008)	(790)	(218)	(1,870)	(2,383)	513	(18)	(9)	(9)	-	-	-	(147)	(228)	81	(4,101)	(4,773)	672
Gross profit / (loss)	8,064	11,662	(3,598)	3,335	3,165	170	96	891	(795)	1,166	2,052	(886)	(1)	12	(13)	-	-	-	(30)	58	(88)	12,630	17,840	(5,210)
Net (loss) / gain from fair value adjustment of investment properties	(3,162)	(60,952)	57,790	34,974	925	34,049	18,293	1,091	17,202	-	-	-	-	9	(9)	-	-	-	954	(562)	1,516	51,059	(59,489)	110,548
General and administrative expenses	(1,246)	(1,420)	174	(332)	(318)	(14)	(342)	(425)	83	(548)	(738)	190	(165)	(165)	-	(562)	(940)	378	(176)	(170)	(6)	(3,371)	(4,176)	805
Selling expenses	(1,065)	(796)	(269)	(126)	(148)	22	(296)	(178)	(118)	(345)	(474)	129	-	-	-	-	-	-	(17)	(32)	15	(1,849)	(1,628)	(221)
Other operating results, net	26	(29)	55	(39)	(47)	8	(41)	(429)	388	(30)	172	(202)	-	(36)	36	-	-	-	101	(472)	573	17	(841)	858
Profit / (loss) from operations	2,617	(51,535)	54,152	37,812	3,577	34,235	17,710	950	16,760	243	1,012	(769)	(166)	(180)	14	(562)	(940)	378	832	(1,178)	2,010	58,486	(48,294)	106,780
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-	-	(56)	56	-	-	-	11,080	(5,526)	16,606	-	-	-	(496)	(3,478)	2,982	10,584	(9,060)	19,644
Segment profit / (loss)	2,617	(51,535)	54,152	37,812	3,577	34,235	17,710	894	16,816	243	1,012	(769)	10,914	(5,706)	16,620	(562)	(940)	378	336	(4,656)	4,992	69,070	(57,354)	126,424
Reportable assets	74,176	75,724	(1,548)	94,635	47,672	46,963	50,251	42,635	7,616	2,759	2,897	(138)	3,471	(10,441)	13,912	9	6	3	12,419	9,082	3,337	237,720	167,575	70,145
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	74,176	75,724	(1,548)	94,635	47,672	46,963	50,251	42,635	7,616	2,759	2,897	(138)	3,471	(10,441)	13,912	9	6	3	12,419	9,082	3,337	237,720	167,575	70,145

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel where only assets and liabilities are presented for the years ended June 30, 2020 and 2019

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others		Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
	(in Million Pesos)
Reportable assets	229,718	455,745	(226,027)	42,191	34,566	7,625	210,318	164,289	46,029	5,072	34,002	(28,930)	25,015	62,238	(37,223)	163,604	53,427	110,177	675,918	804,267	(128,349)
Reportable liabilities	(219,789)	(353,800)	134,011	-	-	-	(159,326)	(127,370)	(31,956)	-	-	-	(164,429)	(189,891)	25,462	(58,771)	(21,144)	(37,627)	(602,315)	(692,205)	89,890
Net reportable assets	9,929	101,945	(92,016)	42,191	34,566	7,625	50,992	36,919	14,073	5,072	34,002	(28,930)	(139,414)	(127,653)	(11,761)	104,833	32,283	72,550	73,603	112,062	(38,459)

Revenue 2020 vs 2019

Revenue from sales, leases, and services, according to the income statement, decreased by ARS 6,741 million from ARS 28,004 million during the fiscal year ended June 30, 2019 to ARS 21,263 million during the fiscal year ended June 30, 2020. In index terms, revenue from sales, leases, and services decreased by 24.1% mainly explained by the closure of operations of shopping malls since March 20, 2020 due to COVID-19 pandemic.

In turn, revenue from expenses and Collective Promotion Fund decreased by 16.4%, from ARS 5,567 million (out of which ARS 5,121 million are allocated to the Shopping Malls segment and ARS 446 million are allocated to the Offices segment) during the fiscal year ended June 30, 2019, to ARS 4,655 million (out of which ARS 4,289 million are allocated to the Shopping Malls segment and ARS 366 million are allocated to the Offices segment) during the fiscal year ended June 30, 2020.

Moreover, revenue from our joint ventures decreased by 35.7%, from ARS 140 million (out of which ARS 115 million are allocated to the Shopping Malls segment, ARS 24 million are allocated to the Offices segment and ARS 1 million to the Sales and Developments segment) during the fiscal year ended June 30, 2019 to ARS 90 million (out of which ARS 79 million are allocated to the Shopping Malls segment and ARS 11 million are allocated to the Offices segment) during the fiscal year ended June 30, 2020.

Finally, revenue from inter-segment transactions decreased by ARS 3 million, from ARS 36 million during the fiscal year ended June 30, 2019, to ARS 33 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, revenue decreased by ARS 5,882 million, from ARS 22,613 million during the fiscal year ended June 30, 2019, to ARS 16,731 million during the fiscal year ended June 30, 2020. Revenue, according to information by segments, decreased by 26.0%.

Shopping Malls. Revenue from the Shopping Malls segment decreased by 30.5% from ARS 12,828 million during the fiscal year ended June 30, 2019, to ARS 8,915 million during the fiscal year ended June 30, 2020. This decrease is mainly attributable to: (i) a decrease of ARS 2,869 million in revenue base rent and contingent rent (total sales of our tenants decreased from ARS 141,843 million during fiscal year 2019 to ARS 105,087 million during fiscal year 2020); (ii) a decrease of ARS 294 million in Others, mainly caused by the cancellation of the contract with Walmart; (iii) a decrease of ARS 279 million in parking fees and ;(iv) a decrease of ARS 227 million in admission rights.

Offices. Revenue from the Offices segment increased by 5.4% from ARS 3,362 million during the fiscal year ended June 30, 2019, to ARS 3,542 million during the fiscal year ended June 30, 2020. This variation is mainly explained by an increase of 5.9% in revenue from leases, from ARS 3,303 million during the fiscal year ended June 30, 2019 to ARS 3,498 million during the fiscal year ended June 30, 2020, mainly as a result of an increase in leases of buildings, PH Office Park and Zeta Buildings, and by the effect of the exchange rate variation.

Sales and Developments. Revenue from the Sales and Developments segment recorded a 34.3% decrease from ARS 1,681 million during the fiscal year ended June 30, 2019, to ARS 1,104 million during the fiscal year ended June 30, 2020. This segment often varies significantly from fiscal year to fiscal year to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenue from our Hotels segment decreased by 31.5% from ARS 4,435 million during the fiscal year ended June 30, 2019, to ARS 3,036 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenue from Hoteles Argentinos S.A.U. as a result of a deflag process and due to the impact on revenue as a result of the fall in the tourist industry during March because of COVID 19.

International. Revenue from our International segment decreased by ARS 4 million, from ARS 21 million during the fiscal year ended June 30, 2019, to ARS 17 million during the fiscal year ended June 30, 2020, due to an ARS 4 million decrease in revenue from leases.

Corporate. Revenue associated with our Corporate segment were not recorded in both fiscal years.

Others. Revenue from the Others segment decreased by 59.1% from ARS 286 million during the fiscal year ended June 30, 2019, to ARS 117 million during the fiscal year ended June 30, 2020, mainly due to the revenue derived from La Arena and La Rural S.A., OFC S.R.L., Ogden S.A. and Entretenimiento Universal S.A. - Joint venture - (Convention Center and Exhibitions of the City of Buenos Aires Administrator).

Costs 2020 vs 2019

Total consolidated costs, according to the income statement, decreased by ARS 1,589 million, from ARS 10,461 million during the fiscal year ended June 30, 2019, to ARS 8,872 million during the fiscal year ended June 30, 2020. In index terms, costs decreased by 15.2%. Furthermore, consolidated total costs measured as a percentage of consolidated total revenue increased from 37.4% during the fiscal year ended June 30, 2019 to 41.7% during the fiscal year ended June 30, 2020.

In turn, costs related to expenses and Collective Promotion Fund decreased by 16.2% from ARS 5,790 million (out of which ARS 5,337 million are allocated to the Shopping Malls segment and ARS 453 million are allocated to the Offices segment) during the fiscal year ended June 30, 2019, to ARS 4,851 million (out of which ARS 4,464 million are allocated to the Shopping Malls segment and ARS 387 million are allocated to the Offices segment) during the fiscal year ended June 30, 2020, mainly due to lower costs originated by our Shopping Malls, which decreased by 16.4% from ARS 5,337 million during the fiscal year ended June 30, 2019, to ARS 4,464 million during the fiscal year ended June 30, 2020.

Likewise, costs from our joint ventures showed no variations remaining stable at ARS 102 million during the fiscal year ended June 30, 2019 (out of which ARS 25 million are allocated to the Shopping Malls segment; ARS 64 million to the Offices segment and 13 million to the Sales and Developments segment) and ARS 80 million during the fiscal year ended June 30, 2020 (out of which ARS 10 million are allocated to the Shopping Malls segment; ARS 59 million to the Offices segment and 11 million to the Sales and Developments segment).

Finally, costs from inter-segment operations showed no variations for the reported fiscal years.

Therefore, according to information by segments (taking into account the costs from our joint ventures and without considering the costs associated with expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced a decrease of ARS 672 million, from ARS 4,773 million during the fiscal year ended June 30, 2019 to ARS 4,101 million during the fiscal year ended June 30, 2020. In index terms, costs decreased by 14.1%. Likewise, total costs, measured as a percentage of total revenue, according to information by segments, increased from 21.1% during the fiscal year ended June 30, 2019 to 24.5% during the fiscal year ended June 30, 2020.

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 27.0%, from ARS 1,166 million during the fiscal year ended June 30, 2019, to ARS 851 million during the fiscal year ended June 30, 2020, mainly due to: (i) a decrease in rentals and expenses of ARS 196 million (mainly resulting from the absorption of expenses deficit during the previous fiscal year) and (ii) a reduced charge salaries, social security costs and other personnel administrative expenses of ARS 118 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenue from this segment, increased from 9.1% during the fiscal year ended June 30, 2019, to 9.5% during the fiscal year ended June 30, 2020.

Offices. Costs associated with the Offices segment increased by 5.1%, from ARS 197 million during the fiscal year ended June 30, 2019, to ARS 207 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase in leases and expenses of ARS 49 million; offset by: (ii) a decrease in maintenance expenses of ARS 18 million; and (iii) a decrease in amortization and depreciation of ARS 17 million. Costs associated with the Offices segment, measured as a percentage the revenue from this segment, remained stable at 5.9% during fiscal years ended June 30, 2019 and 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 27.6% increase from ARS 790 million during the fiscal year ended June 30, 2019, to ARS 1,008 million during the fiscal year ended June 30, 2020 mainly due to: (i) the exchange transaction with respect to the Coto air space, resulting in fees and compensation costs for ARS 80 million, and an increase in goods and services sale costs of ARS 27 million; and (ii) an increase in the cost of sale of goods and services generated by Catalinas in an amount of ARS 72 million. Costs in the Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 47.0% during the fiscal year ended June 30, 2019, to 91.3% during the fiscal year ended June 30, 2020.

Hotels. Costs in the Hotels segment decreased by 21.5%, from ARS 2,383 million during the fiscal year ended June 30, 2019, to ARS 1,870 million during the fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 283 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 100 million decrease in maintenance, repair, and services; (iii) an ARS 57 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 51 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenue from this segment, increased from 53.7% during the fiscal year ended June 30, 2019, to 61.6% during the fiscal year ended June 30, 2020.

International. Costs in the International segment increased 100.0%, amounting to ARS 9 million during the fiscal year ended June 30, 2019 and ARS 18 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 6 million increase in maintenance, repair and services; (ii) an ARS 2 million increase in taxes, fees, and contributions; and (iii) an ARS 1 million increase in fees and compensation for services. Costs in the International segment, measured as a percentage of revenue from this segment, increased from 42.9% during the fiscal year ended June 30, 2019, to 105.9% during the fiscal year ended June 30, 2020.

Corporate. Costs in the Corporate segment were not recorded in both fiscal years.

Others. Costs in the Others segment decreased by 35.5%, from ARS 228 million during the fiscal year ended June 30, 2019, to ARS 147 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 51 million decrease in leases and expenses; (ii) an ARS 44 million decrease in taxes, fees and contributions; and (iii) an ARS 32 million decrease in fees and compensation for services, partially offset by (iv) an ARS 54 million increase in depreciation and amortization.

Gross profit / (loss) 2020 vs. 2019

The total consolidated gross profit, according to the income statement, decreased by ARS 5,152 million from ARS 17,543 million during the fiscal year ended June 30, 2019 to ARS 12,391 million during the fiscal year ended June 30, 2020. In index terms, the gross profit decreased by 29.4%. The total consolidated gross profit, measured as a percentage of revenue, decreased from 62.6% during the fiscal year ended June 30, 2019 to 58.3% during the fiscal year ended June 30, 2020.

In turn, total gross profit / (loss) on account of expenses and collective promotion fund decreased by ARS 27 million, from ARS 223 million during the fiscal year ended June 30, 2019 (out of which a loss of ARS 216 million derives from Shopping Malls segment and a loss of ARS 7 million from the Offices segment), to ARS 196 million during the fiscal year ended June 30, 2020 (out of which a loss of ARS 175 million derives from Shopping Malls segment and other loss of ARS 21 million from the Offices segment).

Additionally, the gross profit from our joint ventures decreased by 73.7%, from a profit of ARS 38 million during the fiscal year ended June 30, 2019 to a profit of ARS 10 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, gross profit decreased by ARS 5,210 million, from ARS 17,840 million during the fiscal year ended June 30, 2019 to ARS 12,630 million during the fiscal year ended June 30, 2020. In index terms, the gross profit decreased by 29.2%. In addition, gross profit, measured as a percentage of revenue, according to information by segments, decreased from 78.9% during the fiscal year ended June 30, 2019, to 75.5% during the fiscal year ended June 30, 2020.

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 11,662 million during the fiscal year ended June 30, 2019, to ARS 8,064 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in the total sales of our tenants in real terms, causing a lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of the segment revenue, decreased from 90.9% during the fiscal year ended June 30, 2019, to 90.5% during the fiscal year ended June 30, 2020.

Offices. Gross profit from the Offices segment increased by 5.4%, from ARS 3,165 million during the fiscal year ended June 30, 2019, to ARS 3,335 million during the fiscal year ended June 30, 2020. Gross profit from the Offices segment, measured as percentage of revenue from this segment, remained stable at 94.1% during fiscal years ended June 30, 2019 and 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 89.2%, from a profit of ARS 891 million during the fiscal year ended June 30, 2019, to an ARS 96 million profit during the fiscal year ended June 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenue from this segment, decreased from 53.0% positive during the fiscal year ended June 30, 2019, to 8.7% positive during the fiscal year ended June 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 43.2%, from a profit of ARS 2,052 million during the fiscal year ended June 30, 2019, to an ARS 1,166 million profit during the fiscal year ended June 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenue from this segment, decreased from 46.3% positive during the fiscal year ended June 30, 2019, to 38.4% positive during the fiscal year ended June 30, 2020.

International. Gross profit / (loss) from the International segment decreased by ARS -13 million, as a gross profit of ARS 12 was recorded during the fiscal year ended June 30, 2019 and an ARS 1 million gross loss was recorded during the fiscal year ended June 30, 2020. Gross profit from the International segment, measured as a percentage of revenue from this segment, decreased from 57.1% positive during the fiscal year ended June 30, 2019, to 5.9% negative during the fiscal year ended June 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit / (loss) from the Others segment decreased by 151.7%, from a profit of ARS 58 million during the fiscal year ended June 30, 2019, to an ARS 30 million loss during the fiscal year ended June 30, 2020. Gross profit from the Others segment, measured as a percentage of revenue from this segment, increased from 20.3% positive during the fiscal year ended June 30, 2019, to 25.6% negative during the fiscal year ended June 30, 2020.

Net gain (loss) from fair value adjustment of investment properties 2020 vs 2019

Total consolidated net gain/(loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 108,895 million, from a net loss of ARS 58,231 million during the fiscal year ended June 30, 2019, to a net profit of ARS 50,664 million during the fiscal year ended June 30, 2020.

For the fiscal year ended June 30, 2020, the net gain/(loss) from fair value adjustment of investment properties was a gain of ARS 51,059 million (an ARS 3,162 million loss from our Shopping Malls segment; an ARS 34,974 million gain from our Offices segment; an ARS 18,293 million gain from our Sales and Developments segment and an ARS 954 million gain from our Others segment).

The net impact of prices in Pesos of our properties mainly resulted from a change in macroeconomic conditions: (i) a negative impact of 11,067 million generated by a decrease in the projected cash flows considering estimated growth rate for the shopping malls DCF, and due to the conversion into U.S. dollars of the projected cash flows considering estimated USD/ARS exchange rates; (ii) an increase of 8 basis points in the discount rate, that is used to discount the projected cash flows from the Shopping Malls segment, mainly due to a significant increase in the country risk premium, as a result there was a decrease of ARS 263.7 million in the fair value of our Shopping Malls, assuming all other factors remain unchanged; and (iii) an increase of ARS 27,257 million as a consequence of the conversion of the value of the Shopping Malls in dollar terms into pesos considering the end of fiscal year exchange rate of ARS 70.260 per dollar.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per square meter being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, we have valued our offices and lands reserved in Pesos as of closing of these financial statements considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values.Therefore, we have valued our office buildings in pesos at the end of the fiscal year considering the situation described above, which results in a gain of ARS 34,974 million compared to the values previously recorded during fiscal year 2019.

General and administrative expenses 2020 vs 2019

Total general and administrative expenses, according to the income statement, recorded a decrease of ARS 785 million, from ARS 4,086 million during the fiscal year ended June 30, 2019 to ARS 3,301 million during the fiscal year ended June 30, 2020. In index terms, administrative expenses decreased by 19.2%. Total administrative expenses, measured as a percentage of revenue, increased from 14.6% during the fiscal year ended June 30, 2019, to 15.5% during the fiscal year ended June 30, 2020.

In turn, administrative expenses of our joint ventures decreased by ARS 4 million, from ARS 24 million during the fiscal year ended June 30, 2019, to ARS 20 million during the fiscal year ended June 30, 2020.

Finally, administrative expenses for inter-segment transactions decreased by ARS 16 million, from ARS 66 million during the fiscal year ended June 30, 2019, to ARS 50 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, administrative expenses decreased by ARS 805 million, from ARS 4,176 million during the fiscal year ended June 30, 2019, to ARS 3,371 million during the fiscal year ended June 30, 2020. In index terms, administrative expenses, decreased by 19.3%. Administrative expenses, measured as a percentage of revenue, increased from 18.5% during the fiscal year ended June 30, 2019, to 20.1% during the fiscal year ended June 30, 2020.

Shopping Malls. Administrative expenses of Shopping Malls decreased by 12.3%, from ARS 1,420 million during the fiscal year ended June 30, 2019, to ARS 1,246 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 128 million; (ii) a decrease in fees payable to directors of ARS 81 million; partially offset by: (iii) an increase of ARS 28 million in amortization and depreciation and (iv) an increase of ARS 15 million in fees and payments for services. Administrative expenses of Shopping Malls, measured as a percentage of revenue from such segment, increased from 11.1% during the fiscal year ended June 30, 2019, to 14.0% during the fiscal year ended June 30, 2020.

Offices. The general and administrative expenses of our Offices segment increased by 4.4%, from ARS 318 million during the fiscal year ended June 30, 2019, to ARS 332 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase of ARS 11 million in fees and compensation for services; and (ii) an increase of ARS 2 million in taxes, rates and contributions. General and administrative expenses, measured as a percentage of revenue from the same segment, decreased from 9.5% during the fiscal year ended June 30, 2019, to 9.4% during the fiscal year ended June 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 19.5%, from ARS 425 million during the fiscal year ended June 30, 2019, to ARS 342 million during the fiscal year ended June 30, 2020. General and administrative expenses, measured as a percentage of revenue from the same segment, increased from 25.3% during the fiscal year ended June 30, 2019, to 31.0% during the fiscal year ended June 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 25.7%, from ARS 738 million during the fiscal year ended June 30, 2019, to ARS 548 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 83 million decrease in fees and compensation for services; (ii) an ARS 75 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 16 million decrease in maintenance, security, cleaning, repairs and related expenses and (iv) an ARS 10 million decrease in taxes, rates and contributions. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenue from this segment, increased from 16.6% during the fiscal year ended June 30, 2019, to 18.1% during the fiscal year ended June 30, 2020.

International. General and administrative expenses associated with our International segment showed no variations and expenses in the amount of ARS 165 were recorded during the fiscal years ended ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 40.2%, from ARS 940 million during the fiscal year ended June 30, 2019, to ARS 562 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 301 million decrease in fees payable to directors; and (ii) an ARS 57 million decrease in salaries, social security and other personnel administrative expenses.

Others. General and administrative expenses associated with our Others segment increased by 3.5%, from ARS 170 million during the fiscal year ended June 30, 2019, to ARS 176 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase of ARS 11 million in maintenance, repairs and services; partially offset by (ii) a decrease of ARS 8 million in taxes, rates and contributions.

Selling expenses 2020 vs 2019

Total consolidated selling expenses, according to the income statement, showed an increase of ARS 203 million, from ARS 1,619 million during the fiscal year ended June 30, 2019 to ARS 1,822 million during the fiscal year ended June 30, 2020. In index terms, selling expenses increased by 12.5%. Total consolidated selling expenses, measured as a percentage of revenue from sales, leases and services, increased from 5.8% during the fiscal year ended June 30, 2019, to 8.6% during the fiscal year ended June 30, 2020.

In turn, selling expenses of our joint ventures increased by ARS 18 million, from ARS 9 million during the fiscal year ended June 30, 2019, to ARS 27 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, selling expenses increased by ARS 221 million, from ARS 1,628 million during the fiscal year ended June 30, 2019 to ARS 1,849 million during the fiscal year ended June 30, 2020. In index terms, selling expenses increased by 13.6%. Selling expenses, measured as a percentage of revenue, according to information by segments, increased from 7.2% during the fiscal year ended June 30, 2019, to 11.1% during the fiscal year ended June 30, 2020.

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.8%, from ARS 796 million during the fiscal year ended June 30, 2019, to ARS 1,065 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase of ARS 327 million in allowance for doubtful accounts, partially offset by; (ii) a decrease in the charge of taxes, rates and contributions of ARS 33 million; (iii) a decrease in the charge for advertising and other selling expenses of ARS 15 million; and (iv) a decrease in salaries, social security costs and other personnel administrative expenses of ARS 5 million. Selling expenses, measured as a percentage of revenue from the Shopping Malls segment, increased from 6.2% during the fiscal year ended June 30, 2019, to 11.9% during the fiscal year ended June 30, 2020.

Offices. Selling expenses associated with our Offices segment decreased by 14.9%, from ARS 148 million during the fiscal year ended June 30, 2019, to ARS 126 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 15 million decrease in publicity, advertising, and other commercial expenses; and (ii) an ARS 12 million decrease in the charge of doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenue from this segment, decreased from 4.4% during the fiscal year ended June 30, 2019, to 3.6% during the fiscal year ended June 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 66.3%, from ARS 178 million during the fiscal year ended June 30, 2019, to ARS 296 million during the fiscal year ended June 30, 2020. Such variation was mainly generated by: (i) an ARS 120 million increase in taxes, rates and contributions; (ii) an ARS 17 million increase in publicity, advertising and other commercial expenses, offset by: (iii) an ARS 10 million decrease in the charge of doubtful accounts; (iv) an ARS 4 million decrease in salaries, social security and other personnel administrative expenses; and (v) an ARS 4 million decrease in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenue from this segment, increased from 10.6% during the fiscal year ended June 30, 2019, to 26.8% during the fiscal year ended June 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 27.2%, from ARS 474 million during the fiscal year ended June 30, 2019, to ARS 345 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 67 million decrease in the charge of taxes, rates and contributions; (ii) an ARS 28 million decrease in publicity, advertising and other commercial expenses; (iii) an ARS 16 million decrease in fees and compensation for services; and (iv) an ARS 13 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenue from this segment, increased from 10.7% during the fiscal year ended June 30, 2019, to 11.4% during the fiscal year ended June 30, 2020.

International. Selling expenses associated with the International segment were not recorded in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both fiscal years.

Others. Selling expenses associated with our Others segment decreased by 46.9%, from ARS 32 million during the fiscal year ended June 30, 2019, to ARS 17 million during the fiscal year ended June 30, 2020. Selling expenses associated with our Others segment, measured as a percentage of revenue from this segment, increased from 11.2% during the fiscal year ended June 30, 2019, to 14.5% during the fiscal year ended June 30, 2020.

Other operating results, net 2020 vs 2019

Other operating results, net, according to the income statement, recorded a variation of ARS 589 million, from a net loss of ARS 470 million during the fiscal year ended June 30, 2019, to a net profit of ARS 119 million during the fiscal year ended June 30, 2020.

Other operating results, net from our joint ventures decreased by ARS 254 million, from ARS 282 million during the fiscal year ended June 30, 2019, to a net profit of ARS 28 million during the fiscal year ended June 30, 2020.

In turn, other operating results on account of building administration expenses and collective promotion fund decreased by ARS 28 million, from ARS 119 million during the fiscal year ended June 30, 2019 (out of which a profit of ARS 117 million are allocated to the Shopping Malls segment and a profit of ARS 2 million to the Offices segment), to ARS 91 million during the fiscal year ended June 30, 2020 (out of which a profit of ARS 85 million are allocated to the Shopping Malls segment and a profit of ARS 6 million to the Offices segment).

Therefore, according to information by segments, the other operating results line, net, increased by ARS 858 million, from a net loss of ARS 841 million during the fiscal year ended June 30, 2019 to a net profit of ARS 17 million during the fiscal year ended June 30, 2020.

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 189.7%, from a net loss of ARS 29 million during the fiscal year ended June 30, 2019, to a net profit of ARS 26 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in donations of ARS 80 million and; (ii) an increase in others of ARS 38 million, mainly because a loss for indemnification payments was recognized in fiscal year 2019, partially offset by; (iii) a decrease of ARS 38 million in interest generated by operating credits. Other operating results, net, from this segment, as a percentage of revenue from this segment, increased from 0.2% negative during the fiscal year ended June 30, 2019, to 0.3% positive during the fiscal year ended June 30, 2020.

Offices. Other operating results, net associated with our Offices segment increased by 17.0%, from a net loss of ARS 47 million during the fiscal year ended June 30, 2019, to a net loss of ARS 39 million during the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 21 million decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 1.4% negative during the fiscal year ended June 30, 2019, to 1.1% negative during the fiscal year ended June 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 90.4%, from a net loss of ARS 429 million during the fiscal year ended June 30, 2019, to a net loss of ARS 41 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in the provision set up for the write-off of the Puerto Retiro plot of land and a decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenue of this segment, decreased from 25.5% negative during the fiscal year ended June 30, 2019, to 3.7% negative during the fiscal year ended June 30, 2020.

Hotels Other operating results, net associated with the Hotels segment decreased by 117.4%, from a net profit of ARS 172 million during the fiscal year ended June 30, 2019, to a net loss of ARS 30 million during the fiscal year ended June 30, 2020, mainly due to an insurance recovery associated with a boiler-related loss during fiscal year 2019. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 3.9% positive during the fiscal year ended June 30, 2019, to 1.0% negative during the fiscal year ended June 30, 2020.

International. Other operating results, net associated with the International segment showed a net loss of ARS 36 million during the fiscal year ended June 30, 2019. No charge was recognized during the fiscal year ended June 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net associated with the Corporate segment were not recorded in both fiscal years.

Others. Other operating results, net associated with the Others segment increased by 121.4%, from a net loss of ARS 472 million during the fiscal year ended June 30, 2019, to a net profit of ARS 101 million during the fiscal year ended June 30, 2020, mainly due to a loss from the sale of Tarshop S.A. and the impairment of the goodwill of La Arena during the comparative fiscal year. Other operating results, net from this segment, as a percentage of the revenue from this segment, decreased from 165.0% negative during the fiscal year ended June 30, 2019, to 86.3% positive during the fiscal year ended June 30, 2020.

Profit / (loss) from operations 2020 vs 2019

Total consolidated profit / (loss) from operations, according to the income statement, increased from a net loss of ARS 46,863 million during the fiscal year ended June 30, 2019 to a net profit of ARS 58,051 million during the fiscal year ended June 30, 2020. In index terms, the profit/(loss) from operations varied by 223.9%. Total consolidated profit / (loss) from operations, measured as a percentage of revenue from sales, leases and services, increased from 167.3% negative during the fiscal year ended June 30, 2019, to 273.0% positive during the fiscal year ended June 30, 2020.

Profit / (loss) from operations from our joint ventures decreased from a profit of ARS 1,535 million during the fiscal year ended June 30, 2019 (out of which a net profit of ARS 168 million is allocated to the Shopping Malls segment; a net profit of ARS 1056 million to the Offices segment and a profit of ARS 311 million to the Sales and Developments segment), to a net loss of ARS 330 million during the fiscal year ended June 30, 2020 (out of which a net profit of ARS 20 million is allocated to the Shopping Malls segment; a net loss of ARS 368 million to the Offices segment and a profit of ARS 18 million to the Sales and Developments segment).

Therefore, according to information by segments, the net profit from operations increased from a net loss of ARS 48,294 million during the fiscal year ended June 30, 2019, to a net profit of ARS 58,486 million during the fiscal year ended June 30, 2020. The profit / (loss) from operations, measured as a percentage of revenue, according to information by segments, increased from a 213.6% loss during the fiscal year ended June 30, 2019, to a 349.6% profit during the fiscal year ended June 30, 2020.

Shopping Malls. Profit / (loss) from operations associated with the Shopping Malls segment increased from a loss of ARS 51,535 million during the fiscal year ended June 30, 2019, to a profit of ARS 2,617 million during the fiscal year ended June 30, 2020.

Offices. Profit from operations associated with our Offices segment increased by 957.1%, from ARS 3,577 million during the fiscal year ended June 30, 2019, to ARS 37,812 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 34,049 million increase in the gain from fair value adjustments of investment properties. Profit from operations associated with the Offices segment, as a percentage of revenue from such segment, increased from 106.4% during the fiscal year ended June 30, 2019, to 1,067.5% during the fiscal year ended June 30, 2020.

Sales and Developments. Profit from operations associated with our Sales and Developments segment increased by 1764.2%, from ARS 950 million during the fiscal year ended June 30, 2019, to ARS 17,710 million during the fiscal year ended June 30, 2020. Such increase is mainly due to the gain from fair value adjustments of investment properties. Profit from operations associated with the Sales and Developments segment, as a percentage of revenue from this segment, increased from 56.5% during the fiscal year ended June 30, 2019, to 1,604.2% during the fiscal year ended June 30, 2020.

Hotels. Profit from operations associated with the Hotels segment decreased by 76.0%, from ARS 1,012 million during the fiscal year ended June 30, 2019, to ARS 243 million during the fiscal year ended June 30, 2020. Such decrease is mainly due to the deflagging process of Hoteles Argentinos S.A.U. and to the fact that revenue were significantly affected by a decline in the activity since March, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenue from such segment, decreased from 22.8% during the fiscal year ended June 30, 2019, to 8.0% during the fiscal year ended June 30, 2020.

International. Loss from operations associated with our International segment varied by 7.8%, from ARS 180 million during the fiscal year ended June 30, 2019, to ARS 166 million during the fiscal year ended June 30, 2020. Such variation is due to a decrease in donations.

Corporate. Loss from operations associated with our Corporate segment decreased by 40.2%, from ARS 940 million during the fiscal year ended June 30, 2019, to ARS 562 million during the fiscal year ended June 30, 2020, mainly affected by general and administrative expenses.

Others. Profit/(loss) from operations associated with the Others segment increased from a net loss of ARS 1,178 million during the fiscal year ended June 30, 2019, to a net profit of ARS 832 million during the fiscal year ended June 30, 2020. The variation is mainly due to the loss generated by the sale of Tarshop, the impairment of the goodwill of La Arena during the fiscal year ended June 30, 2019, and a decrease in share of profit / (loss) of associates and joint ventures.

Share of profit / (loss) of associates and joint ventures 2020 vs 2019

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 202.5%, from a net loss of ARS 10,587 million during the fiscal year ended June 30, 2019 to a net profit of ARS 10,847 million during the fiscal year ended June 30, 2020, mainly due to the positive results from the International segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 117.2% increase, from a loss of ARS 1,527 million during the fiscal year ended June 30, 2019, to a profit of ARS 263 million during the fiscal year ended June 30, 2020, mainly due to results from the joint venture Puerto Retiro S.A., as a consequence of the impairment of the plot of land based on the progress of litigations concerning it during the fiscal year ended June 30, 2019 and the share in Quality Invest S.A., mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is recorded in this line, increased by ARS 56 million during the fiscal year ended June 30, 2020

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 300.5%, from a net loss of ARS 5,526 million during the fiscal year ended June 30, 2019, to a net profit of ARS 11,080 million during the fiscal year ended June 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 16,810 million and a negative result from our investment in Condor Hospitality of ARS 210 million.

Other. The share of (loss) of associates from the Others segment increased by 85.7%, from a net loss of ARS 3,478 million during the fiscal year ended June 30, 2019, to a net loss of ARS 496 million during the fiscal year ended June 30, 2020, mainly as a result of a lower loss from our investments in Banco Hipotecario S.A. in the amount of ARS 3,056 million.

Financial results, net

The financial results went from a loss of ARS 4,564 million during the fiscal year ended June 30, 2019 to a loss of ARS 18,235 million during the fiscal year ended June 30, 2020. Such variation is mainly due to the devaluation of the Argentine peso against the dollar.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a profit of ARS 6,760 million during the fiscal year ended June 30, 2019, to a loss of ARS 10,065 million during the fiscal year ended June 30, 2020.

Profit for the year

As a result of the factors described above, the profit for the year went from a loss of ARS 57,634 million (that includes a loss of ARS 2,380 for the effect of discontinued operations) during the fiscal year ended June 30, 2019, to a profit of ARS 35,651 million (that includes a loss of ARS 4,947 for the effect of discontinued operations) during the fiscal year ended June 30, 2020.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	Cash generated by operations;

•	Cash generated by issuance of debt securities;

•	Cash from borrowing and financing arrangements; and

•	Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

•	interest payments and repayments of debt;

•	acquisition of equity interests in companies;

•	payments of dividends; and

•	acquisition of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2021 we had a negative working capital of ARS 8,215 million (calculated as current assets less current liabilities as of that date).

As of the same date, we had cash and cash equivalents for ARS 1,931 million, which represents the total of cash and cash equivalents at a consolidated level.

As stated in Note 1 to the Consolidated Financial Statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2021, we expected to incur a total of ARS 62,133 million under our borrowings, consisting of ARS 15,409 million due within one year, ARS 46,328 million due within one to three years and ARS 396 million due within four to five years.

The following table shows our cash flow for the fiscal years ended June 30, 2021, 2020 and 2019:

	Year ended June 30,
	2021	2020	2019
	million of ARS
Net cash generated from operating activities	1,456	46,731	40,616
Net cash generated from investing activities	67,880	61,049	16,807
Net cash used in financing activities	(48,840)	(114,343)	(41,686)
Net increase / (decrease) in cash and cash equivalents	20,496	(6,563)	15,737

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 1,456 million, of which ARS 3,152 are originated in discontinued operations inflows and ARS 1,696 from continuing operations outflows, mainly due to (i) operating loss of ARS 568 million, (ii) a decrease in trade and other payables of ARS 2,543 million, (iii) a decrease in provisions of ARS 108 million, offset by (iv) a decrease in trade and other receivables of ARS 1,514 million and (vi) an increase in salaries and social security liabilities of ARS 53 million.

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 46,731 million, of which ARS 37,358 are originated in discontinued operations and ARS 9,373 from continuing operations, mainly due to (i) operating income of ARS 10,856 million, (ii) a decrease in trade and other receivables of ARS 2,854 million , partially offset by (iii) a decrease in provisions of ARS 798 million, (iv) a increase in trading properties of ARS 592 million, (v) a decrease in trade and other payables of ARS 458 million and (vi) ARS 455 million related to Income Tax paid.

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 40,616 million, of which ARS 32,310 million were originated from discontinued operations and ARS 8,306 million from continuing operations, mainly due to (i) a net operating income of ARS 12,286 million, partially offset by (ii) a decrease in trade and other payables of ARS 1,820 million , (iii) a decrease in trading properties of ARS 1,308 million, (iv) an decrease in salaries and social security liabilities of ARS 195 million, (v) a decrease in provisions of ARS 118 million and (vi) ARS 504 million related to Income Tax paid.

Investment activities

Fiscal year ended June 30, 2021

Our investing activities resulted in net cash inflows of ARS 67,880 million, comprised of ARS 44,119 million discontinued activities inflows and ARS 23,761 million continuing operations inflows for the fiscal year ended June 30, 2021, mainly due to (i) ARS 18,134 million from sales of investment properties and (ii) ARS 16,639 arising from disposal of investments in financial assets, partially offset by (iii) ARS 10,643 million used in the acquisition of investments in financial assets and (iv) ARS 999 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash inflows of ARS 61,049 million, comprised of ARS 61,166 million discontinued activities inflows and ARS 117 million continuing operations outflows for the fiscal year ended June 30, 2020, mainly due to (i) ARS 23,146 million used in the acquisition of investments in financial assets , (ii) ARS 5,524 million used in the acquisitions and improvements of investment properties, (iii) ARS 379 million used in the acquisition and improvements of property, plant and equipment, offset by (iv) ARS 30,169 million arising from disposal of investments in financial assets.

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of ARS 16,807 million, comprised of ARS 18,775 million discontinued activities inflows and ARS 1,968 million continuing operations outflows for the fiscal year ended June 30, 2019, mainly due to (i) ARS 46,186 million used in the acquisition of investments in financial assets and (ii) ARS 6,425 million used in the acquisition and improvements of investment properties, partially offset by (iii) ARS 49,683 million arising from disposal of investments in financial assets and (iv) ARS 878 from interest received from financial assets.

Financing activities

Fiscal year ended June 30, 2021

Our financing activities for the fiscal year ended June 30, 2021 resulted in net cash outflows of ARS 48,840 million, of which ARS 18,163 derive from discontinued operations and ARS 30,677 derive from continuing activities, mainly due to (i) the payment of loans and principal on notes of ARS 39,849 million; (ii) the payment of interest on short-term and long-term debt of ARS 8,223 million, (iii) ARS 5,130 million from the repurchase of non-convertible notes, (iv) ARS 2,587 million from dividends paid to non-controlling interest in subsidiaries and (v) the payment of derivate financial instrument of ARS 520 million, partially offset by (vi) an increase in borrowings and issuance of non-convertible notes for ARS 9,363 million, (vii) ARS 7,058 million from sales of non-convertible notes in portfolio, (viii) ARS 5,128 million from collections of short term loans and (ix) ARS 4,132 million from issuance of shares.

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 114,343 million, of which ARS 105,735 derive from discontinued operations and ARS 8,608 derive from continuing activities, mainly due to (i) the payment of loans and principal on notes of ARS 40,601 million; (ii) the payment of interest on short-term and long-term debt of ARS 8,108 million, and (iii) ARS 3,051 million from the repurchase of non-convertible notes, partially offset by (iv) an increase in borrowings and issuance of non-convertible notes for ARS 33,173 million.

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of ARS 41,686 million, comprised of ARS 32,702 million discontinued activities outflows and ARS 8,984 million continuing operations outflows for the fiscal year ended June 30, 2019. Such net outflows are mainly related to (i) the payment of interest on short-term and long-term debt of ARS 7,986 million , (ii) the payment of loans and principal from notes of ARS 6,015 million; (iii) ARS 2,307 million from the repurchase of non-convertible notes, (iv) the payment of interest on short-term and long-term debt of ARS 1,522 million, in part offset by (v) an increase in borrowings and issuance of non-convertible notes for ARS 6,015 million.

Capital expenditures

Fiscal year ended June 30, 2021

During the fiscal year ended June 30, 2021, we invested ARS 2,692 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 1,656 million, primarily i) ARS 158 million in buildings and facilities, ii) ARS 581 million in communication networks, iii) ARS 818 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 8 million, ARS 20 million and ARS 16 million, respectively) and v) ARS 55 million in agricultural establishments; (b) improvements in our rental properties for ARS 1,036 million, out of which ARS 981, the company issued in the local market a total amount of USD million derive from our Operations Center in Argentina and ARS 55 million derive from the Operations Center in Israel.

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, we invested ARS 16,718 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 8,518 million, primarily i) ARS 498 million in buildings and facilities, ii) ARS 5,132 million in communication networks, iii) ARS 2,655 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 21 million, ARS 92 million and ARS 66 million, respectively) and v) ARS 54 million in agricultural establishments; (b) improvements in our rental properties of ARS 4,056 million, out of which ARS 2,863 million derive from our Operations Center in Argentina and ARS 1,193 million derive from the Operations Center in Israel; (c) the development of properties for ARS 4,144 million.

Fiscal year ended June 30, 2019

During the fiscal year ended June 30, 2019, we invested ARS 28,170 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 10,730 million, primarily i) ARS 165 million in buildings and facilities, ii) ARS 6,908 million in communication networks, iii) ARS 3,560 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 44 million, ARS 21 million and ARS 32 million, respectively); (b) improvements in our rental properties of ARS 2,935 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 13,616 million, mainly in our Operations Center in Israel; and (d) ARS 889 million related to the acquisition of land reserves.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2021:

Total
(in million of ARS)
Less than 1 year	15,409
More than 1 and up to 2 years	40,633
More than 2 and up to 3 years	5,695
More than 3 and up to 4 years	211
More than 4 and up to 5 years	65
More than 5 years	120
Total	62,133

Operation Center	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	34,717
IRSA’s 2023 Notes - Series I (1)	USD	10.00%	3	298
IRSA’s 2022 Notes - Series V	USD	9.00%	9	898
IRSA’s 2021 Notes - Series VI (2)	ARS	Badlar + 400 bps	335	252
IRSA’s 2022 Notes - Series VII	USD	4.00%	33	3,247
IRSA’s 2023 Notes - Series VIII	USD	10.00%	27	2,671
IRSA’s 2023 Notes - Series IX	USD	10.00%	45	4,278
IRSA’s 2023 Notes - Series X	ARS	Badlar + 500 bps	701	765
IRSA’s 2023 Notes - Series XI	USD	5.00%	12	1,213
IRSA’s 2023 Notes - Series XII (3)	UVA	4.00%	54	3,545
Related Party	ARS	Badlar	5	11
Related Party	USD	From 3.8% to 8.5%	1	293
Related Party	USD	5.00%	1	51
Related Party	USD	4.99%	1	50
Related Party	USD	Libor 1 m + 2.0%	3	270
Bank loans	USD	5.95%	13	843
Bank loans	USD	Libor + 1.90%	19	2,145
Bank loans	ARS	33.7% to 35.5%	126	127
AABE Debt	ARS	Libor	120	258
Seller financing	USD	N/A	2	224
Others	USD	Libor 1 m + 2.0% / 3.5%	7	693
Bank overdrafts	ARS	Mixed rate	-	5,284
Total (4)				62,133

(1)	On October 22, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription.
(2)	On July 21, 2021, it was fully canceled.
(3)	Series XII denominated in UVA y payable in ARS. Nominal value UVA 54 million.
(4)	The credit line between IRSA CP and IRSA for an amount of USD 69.9 million is not shown due because it is eliminated in consolidation.

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

For more information see. “Item 10. Additional Information-D. Exchange Controls”, if Communication “A” 7,106, as amended by Communication “A” 7,272, is extended after December 31, 2021, the maturity of this Note would be affected by such measure.

Series I and II Notes (issued by IRSA)

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

On August 6, 2020, Class II denominated in Chilean pesos was fully canceled.

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information-D. Exchange Controls”, if Communication “A” 7,106, as  amended by Communication “A” 7,272, is extended after Decemeber 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

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

For more information see: “Series VIII and IX (issued by IRSA)”

Series III, IV and V (issued by IRSA)

On May 21, 2020, the company issued in the local market a total amount of USD 65.8 million through the following Notes:

•

Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date. Price of issuance was 100.0% of the nominal value. Which was fully canceled on February 22, 2021.

•

Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%). Which was fully canceled on May 21, 2021.

•

Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VI and VII (issued by IRSA)

On July 21, 2020, the company issued in the local market a total amount of USD 38.4 million through the following Notes:

•	Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value. Which was fully canceled on July 21, 2021.

•	Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

Series VIII and IX (issued by IRSA)

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

•	Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.

	•	Nominal Value to be Issued: approximately USD 31.7 million.

	•	Issuance Price: 100% nominal value.

	•	Maturity Date: It will be November 12, 2023.

	•	Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

•	A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

•	The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

	•	Annual Nominal Fixed Interest Rate: 10.00%.

	•	Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).

	•	Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

	•	Payment Address: Payment will be made to an account at Comisión Nacional de Valores (CNV) in the Autonomous City of Buenos Aires

•	Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.

	•	Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.

	•	Issuance Price: 100% nominal value.

	•	Maturity Date: It will be March 1, 2023.

	•	Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

	•	Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3,500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

	•	Annual Nominal Fixed Interest Rate: 10.00%.

	•	Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.

	•	Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

	•	Payment Address: Payment will be made to an account at Comisión Nacional de Valores (CNV) in New York, United States.

•

Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

	•	By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of “Certain Commitments” and “Events of Default” is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

	•	Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

	•	Expiration Date: It will be March 1, 2023.

	•	Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

•	It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Series X, XI and XII (issued by IRSA)

On March 31, 2021, the company issued in the local market a total amount of USD 65.5 million through the following Notes:

•	Series X: denominated and payable in pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. The principal will be paid on the due date, March 31, 2022. Price of issuance was 100.0% of the nominal value.

•	Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding Prospectus Supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the nominal value (IRR 5.6%).

•	Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities and working capital.

Series XIII (issued by IRSA)

As s subsequent event, on August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

•	Series XIII: denominated in U.S. Dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024, and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The funds will be used to refinance short-term liabilities.

Communication “A” 7,106 amended by Communication “A” 7,272

On September 15, 2020, Communication “A” 7,106, amended by Communication “A” 7,272, established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to December 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. Fore more information see. “Item 10. Additional Information-D. Exchange Controls.”

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Tabular Disclosure of Contractual Obligations

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2021, we expected to incur a total of ARS 62,133 million under our borrowings, being our most significant contractual obligations our Series VII, VIII, IX and XII Notes whose principal amounts total USD 33.7 million, USD 31.7 million, USD 80.7 million and UVA 53.8 million (equivalent to ARS 3,545 million at June 30, 2021), respectively and mature in January 2022, November 2023, March 2023 and March 2024, respectively, and IRSA CP Series II Notes for a total amount of USD 360 million with maturity in 2023. Please for more information see “Indebtedness” section.

The following table sets forth our contractual obligations as of June 30, 2021. When the applicable interest rate is variable, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Payments due by period

As of June 30, 2021
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
	(in millon of ARS)
Trade and other payables	2,988	104	1	-	-	3,093
Borrowings	15,409	40,633	5,695	211	185	62,133
Lease obligations	93	87	89	90	1,767	2,126
Derivative Financial Instruments	48	9	-	-	-	57
Total	18,538	40,833	5,785	301	1,952	67,409

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to grow 6% in 2021 and 4.9% in 2022. As with the July 2021 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about vaccine access, which has emerged as the principal fault line. The global recovery splits into two blocks: those countries that can look forward to further normalization of activity later this year (almost all advanced economies) and those that will still face resurgent infections and rising COVID death tolls. The recovery, however, will not be assured even in countries where infections are currently very low so long as the virus circulates elsewhere. Moreover, the forecast assumes that financial conditions-which have eased following the release of the July 2021 WEO - will remain broadly at current levels. Nevertheless, the forecast assumed that fiscal policy in the United States will be increased in line with the overall cumulative size of the current administrations proposed. Commodity prices are expected to increase at a significantly faster pace than assumed in the April 2021 WEO. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.
Despite near-term supply disruptions, global trade volumes are projected to expand 9.7% in 2021, moderating to 7.0% in 2022. The merchandise trade recovery is set to broaden after being initially concentrated in pandemic-related purchases, consumer durables, and medical equipment. Services trade is expected to recover more slowly, consistent with subdued cross-border travel until virus transmission declines to low levels everywhere.

In most countries inflation should subside to its pre-pandemic ranges in 2022 once the transitory disturbances work their way through prices. This judgment rests on three pillars: even with diminished participation rates, labor market slack remains substantial (albeit with reported shortages and hiring difficulties in sectors such as hospitality and travel); inflation expectations are well anchored; and structural factors that have lowered the sensitivity of prices to changes in slack are still expected to operate as before (some have possibly intensified-for example, automation). However, inflation is expected to remain elevated into 2022 in some emerging markets and developing economies, related in part to continued food price pressures and lagged passthrough from higher oil prices for importers.

On the upside, better global cooperation on vaccines could help prevent renewed waves of infection and the emergence of new variants, end the health crisis sooner than assumed, and allow for faster normalization of activity, particularly among emerging markets and developing economies. Moreover, a sooner-than-anticipated end to the health crisis could lead to a faster than-expected release of excess savings by households, higher confidence, and more front-loaded investment spending by firms.

On the downside, growth would be weaker than projected if logistical hurdles in procuring and distributing vaccines in emerging markets and developing economies lead to an even slower pace of vaccination than assumed. Such delays would allow new variants to spread, with possibly higher risks of breakthrough infections among vaccinated populations. Moreover, households’ excess savings may be released more gradually if they remain worried about employment prospects and income security, weighing on aggregate spending.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. The highest priority is to ensure fast, worldwide access to vaccines and substantially hasten the timeline of rollout relative to the assumed baseline pace. The global community needs to vastly step up efforts to vaccinate adequate numbers of people and ensure global herd immunity.

Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and slow the rise in global temperatures to avoid catastrophic health and economic outcomes.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the macroeconomy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed the LELIQ to remain at 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 15,805.8 million in June 2021, which represents a 59.5% increase as compared to fiscal 2020. Accumulated sales for the first six months ARS 84,937.6, represent a 112.0% increase and 96.2% decrease in current terms as compared to the same period of 2020 and 2019 respectively.

The INDEC reported that, for the eight months ended July 31, 2021, industrial activity in Argentina increased by 21.0% compared to the same period in 2020. The textile industry accumulated a 51.5% growth during the first eight months of 2021 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of June 30, 2021, increased by 10.8% compared to the same month in 2020.

Regarding the balance of payments, in the second quarter of 2021 the current account superavit reached USD 2,763 million, with USD 4,485 million allocated to the goods and services trade balance, and USD 2,200 million to the net primary deficit, and a surplus of USD 479 million to net secondary income.

During the second quarter of 2021, the financial account showed net outflow of USD 2,554 million, explained by the net acquisition of financial assets for USD 3,444 million, and net issuance of liabilities of USD 891 million. The sectors that have explained these outflows have been Central Bank for USD 2,403 million and Government for USD 789 million. Partially offset by the net income of the Deposit-taking companies and Other sectors for USD 364 million and USD 274 million respectively. The international reserves increased by USD 2,403 million during the second quarter of 2021.

In local financial markets, the Private Badlar rate in Pesos ranged from 29.75% to 34.13% in the period from July 2020 to June 2021, averaging 32.56% in June 2021 compared to 40.31% in June 2020. As of June 30, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 95.7200 pesos per USD1.00. As of June 30, 2021, Argentina’s country risk reduced by 899 basis points in year-on-year terms. The debt premium paid by Argentina was 1,596 basis points in June 2021, compared to 256 basis points paid by Brazil and 348 basis points paid by Mexico.

As of October 13, 2021, the Private Badlar rate in Pesos peaked at 34.125%. As of October 14, 2021, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 99.1600 pesos per USD 1.00. As of October 12, 2021, Argentina’s country risk increased by 274 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,617 basis points as of October 12, 2021, compared to 307 basis points paid by Brazil and 359 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue focusing on the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Evolution of Shopping Malls in Argentina

In August 2021, the Consumer Confidence Index (CCI) showed a 5.0% increase compared to July 2021, and a 3.8% decrease compared to August 2020. Shopping mall sales increased 448,8% and 59.5% in the fiscal 2021 compared to fiscal 2020 and 2019 respectively.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to the real estate broker L.J. Ramos, the market has managed to close a positive net absorption of 1,100 sqm, after a year in negative values, showing for the first time since the beginning of the pandemic, a cut in the negative trend in market indicators. The average vacancy rate of the Buenos Aires Class A market was 15.7%, 6 pp. above the observed in 2020 and the rental values decreased slightly, averaging USD 24.5/sqm.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in June 2021, overnight stays at hotel and parahotel establishments were estimated at 0.65 million, 780.7% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 846.8% and 131.5%, respectively. Total travelers who stayed at hotels during June were 0.29 million, a 1,100.4% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 1,133.7% and 436,4%, respectively. The Room Occupancy Rate in June was 15.7%, showing a sharp increase compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 10.8%, which represents a sharp increase compared to June 2020.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 - Property, plant and equipment Note 12 - Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 - Investment properties
Income tax

The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.

Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.

		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 21 - Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on he expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 15 - Trade and other receivables
Level 2 and 3 financial instruments

Main assumptions used by the Group are:

• Discounted projected income by interest rate

• Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.

• Comparable market multiple (EV/GMV ratio).

• Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).

		Incorrect recognition of a charge to income / (loss).	Note 14 - Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 19 - Provisions
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

		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 14 - Financial instruments by category

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

The table below shows information about our regular directors and alternate directors as of June 30, 2021:

Name	Date of Birth	Position in IRSA	Date appointed	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2018	2021	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2018	2021	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2019	2022	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2020	2023	1999
Cedric D. Bridger	11/09/1935	Regular Director	2018	2021	2003
Marcos Fischman	04/09/1960	Regular Director	2018	2021	2003
Mauricio E. Wior	10/23/1956	Regular Director	2018	2021	2006
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2020	2023	2007
Oscar Pedro Bergotto	19/07/1946	Regular Director	2019	2022	2019
Demian Brener	20/06/1990	Regular Director	2019	2022	2019
Maria Julia Bearzi	11/15/1975	Regular Director	2019	2022	2019
Liliana L. De Nadai	01/11/1975	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2020	2023	2014
Enrique Antoniniv	03/16/1950	Alternate Director	2019	2022	2007
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2019	2022	2019
David Williams	12/07/1955	Alternate Director	2019	2022	2019
Ben Iosef Elsztain	01/16/1997	Alternate Director	2020	2023	2020
Iair Elsztain	03/05/1995	Alternate Director	2020	2023	2020

Oscar Pedro Bergotto, Demian Brener, David Williams, María Julia Bearzi and Liliana De Nadai are independent directors, pursuant to CNV Rules.

Our Chairman Eduardo S. Elsztain is the father of our alternate directors Iair and Ben Elsztain. Eduardo S. Elsztain is also the brother of Second Vice-Chairman Alejandro G. Elsztain and of regular director Daniel R. Elsztain, and cousin of the regular director Fernando A. Elsztain.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the Chairman of the Board of Directors of Cresud - S.A.C.I.F. y A.(“Cresud”), IRSA Propiedades Comerciales S.A. (“IRSA CP”), Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman of Cresud, IRSA CP, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain graduated as an Agricultural Engineer from the Universidad de Buenos Aires. He then completed the Advanced Management Program at Harvard Business School in June 1999. He is currently serving as II Vice President of IRSA, CEO of CRESUD, Executive Vice President of IRSA CP and Vice President of Fibesa S.A., Nuevas Fronteras S.A. and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company. He is also the president of Fundación Hillel Argentina.

Fernando Adrián Elsztain. Mr. Elsztain graduated as architecture from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., and an alternate director of Puerto Retiro S.A.

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

Mauricio Elías Wior. Mr. Wior obtained his bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University in Israel. Mr. Wior is currently a member of the boards of directors of Banco Hipotecario S.A. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina, and the Israeli Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka. He was also Director of TGLT S.A, Chairman of Shufersal Israel and Vice Chairman of Cellcom Israel.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Universidad Torcuato Di Tella and has a Master’s degree in Business Administration from Universidad Austral IAE. He has been the Company Chief Operating Officer since 2012 and is the General Manager of IRSA CP. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2001. He is also Chairman of Entertainment Holdings S.A., Entretenimiento Universal S.A., Boulevard Norte S.A. and Ogden Argentina S.A., as well as regular director of Nuevo Puerto Santa Fe S.A. and Panamerican Mall S.A., among other companies.

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

Maria Julia Bearzi. Ms. Bearzi has a degree in Business Administration from the Universidad Nacional de La Plata. She has a history of more than 15 years working for entrepreneurial development at the Endeavor Foundation. She was responsible for Institutional Development and since 2016 she is the Executive Director of this organization. In addition, for 3 years she was an associate professor of the subject of Entrepreneurial Development at the UMET (Universidad Metropolitana para la Educación y el Trabajo). He led the Entrepreneurship by Endeavor program at the Universidad Catolica Argentina and the UTDT Factory entrepreneurial training course at Universidad Torcuato Di Tella.

Liliana De Nadai. Ms. De Nadai obtained an Accountant degree from the Universidad de Buenos Aires. Since 2003, she has advised various companies such as banks, accounting, tax and money laundering prevention consultants. Throughout his career, he has attended several Professional Practice courses at the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree in Universidad El Salvador in 1992. He obtained a Master in Corporate Law in Universidad de Palermo in 1996. He has been senior associate in Zang, Bergel & Viñes Law Firm until June 2002, when he joined Cresud as legal counsel.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He is director of Banco Mariva S.A. since 1992, and alternate director of Mariva Bursátil S.A. since 2015. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud and IRSA Propiedades Comerciales S.A.

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

Ben Iosef Elsztain. Elsztain studied social media at ORT Technical School. He founded and was Commercial Manager of Torch Argentina until 2017. Then he worked for a year in search and selection of entrepreneurs for Endeavor Argentina. He is also a director of Soluciones de Seguridad Vial S.A as representative of the Israeli Mobileye and member of the Board of Directors of Turismo city, one of the largest travel buyers in LATAM. He is an alternate director at IRSA Propiedades Comerciales S.A.

Iair Elsztain.Mr. Elsztain is currently studying for a degree in industrial engineering at the UADE Faculty of Engineering. He previously served as general manager at Iaacob House Hostel, he is currently working on the Israel Startup Experience (ISE) Entrepreneurship Project, which offers travel for young people with experience in Israel. He has also interned at Olive Tree Venture Capital (Tel Aviv), an investment fund dedicated to companies in the technology and healthcare industry.

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

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by our Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Operating Officer	2012
Matías I. Gaivironsky	02/23/1976	Chief Administrative and Financial Officer	2011
Jorge Cruces	11/07/1966	Chief Investment Officer	2020

For a biographical description of Eduardo S. Elsztain, Daniel R. Elsztain please see “-Board of Directors.” The following is a description of each of the members of our senior management who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a master’s degree in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Tarshop, Cresud, IRSA CP and the Company, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer.

Jorge Cruces. Mr. Jorge Cruces serves as Chief Investment Officer. He has been Manager of Urban Development at Banco Hipotecario SAS.A. He is a member of the Board of Directors of the Business Chamber of Urban Developers. In relation to academics, he is Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an Architect graduated from the Universidad de Belgrano with master’s degrees in Business Administration, mentions in Finance and Strategic Administration.

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA Propiedades Comerciales Sociedad Anonima, Cresud S.A.C.I.F. y A., Pampa Energía SA, Hoteles Argentinos S.A.U. and Banco Hipotecario S.A., among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member of the Supervisory Committees of IRSA Propiedades Comerciales Sociedad Anonima, Cresud S.A.C.I.F. y A., Inversora Bolívar and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, where she works in the auditor’s department. Mrs. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the supervisory committees of Cresud and IRSA Propiedades Comerciales.

Roberto Daniel Murmis. Mr. Murmis holds a accounting and law degree from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of Cresud and IRSA Propiedades Comerciales, among other companies.

Paula Sotelo. Ms. Sotelo holds a degree in accounting from Universidad de Buenos Aires. She is Director of the audit department of Abelovich, Polano y Asociados S.R.L. NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, he was Senior Manager in the audit area of KPMG Argentina and KPMG New York. She is a member of the Supervisory Committees of IRSA Propiedades Comerciales Sociedad Anonima, Cresud S.A.C.I.F. y A., Futuros y Opciones.Com SA, FyO Acopio S.A., among others.

Ariela Levy. Ms. Levy obtained a degree in Accounting from the Universidad de Buenos Aires. She is director of the audit department of Abelovich, Polano y Asociados S.R.L. - NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. She is a member of the Supervisory Committees of BACS Administradora de Activos S.A. SGF among others.

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

In accordance with the provisions of the Capital Markets Law No. 26,831, the CNV’s Rules and of Securities and Exchange Commission (SEC), our Audit Committee is made up by three Board members who qualify as independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Oscar Pedro Bergotto, Liliana De Nadai and Maria Julia Bearzi, who is also designated as financial expert in compliance with the requirements of the SEC regulations.

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

The Company’s internal control system also involves all levels that participate in active control: the Board of Directors establishes the objectives, principles and values, it provides general guidance and assesses global results; the Departments are responsible for compliance with internal policies, procedures and controls to achieve results within their sectors and -of course- achieve the results for the entire organization, and the other personnel members also have a role in exercising control upon generating information used by the control system, or by taking certain actions to ensure control.

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

At our annual ordinary shareholders meeting held on October 26, 2020, the shareholders agreed to pay an aggregate compensation of ARS 71 million to all the members of the Board of Directors for the fiscal year ended June 30, 2020.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management for the fiscal year ended June 30, 2021 was ARS 53.2 million.

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

Compensation Plan for Executive Management

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”, and pretax contributions of up to 15% of their annual bonuses, or “Extraordinary Contributions.” Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

Contribution expense was ARS 58 million and ARS 54 million for the fiscal years ended June 30, 2021 and 2020, respectively. Employee contributions are held in a mutual fund. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

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

The beneficiaries under the Executive Plan were invited to participate by the Board of Directors and their decision to access the Executive Plan is voluntary.

In the future, the Executive Participants or their successors in interest will have access to 100% of the benefit (IRSA’s shares contributed by the Company) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution;

•	retirement;

•	total or permanent disability;

•	death.

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

Besides, the Company has decided to grant a bonus in shares to all the personnel with more than two years of seniority and who do not participate in the program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.

The shares allocated to the Executive Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 31, 2011 has specifically decided to allocate to the Executive Program.

On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan. As of the date of this Annual Report, the incentive plan was not executed and thus, no shares were issued or allocated to it.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and employees - A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees - B. Compensation - Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees - B. Compensation - Incentive Plan for Managers.

D. Employees

Operations Center in Argentina

As of June 30, 2021, we had 1,281 employees. Our employees of the segments non relating to our Shopping Mall and Offices had 9 employees. Our Shopping Malls segment had 590 employees, including 261 under collective labor agreements. Our Hotels segment had 652 employees, with 520 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2021	2020	2019
Development and Sale of Properties and Other Non-Shopping Mall Businesses (1)	9	11	12
Shopping Malls and Offices (2)	620	796	872
Hotels (1)	652	701	832
Total	1,281	1,508	1,716

(1)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.
(2)	Includes We are Appa S.A.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of August 31, 2021.

Share ownership
Name	Position	Number of Shares	Percentage	Number of Warrants(2)	Percentage fully diluted
Directors
Eduardo S. Elsztain (1)	Chairman	415,822,807	63.1%	50,512,505	63.1%
Saúl Zang	Vice-Chairman I	540,311	0.1%	68,795	0.1%
Alejandro G. Elsztain	Vice- Chairman II	2,594,464	0.4%	315,107	0.4%
Fernando A. Elsztain	Regular Director	-	-	-	-
Cedric D. Bridger	Regular Director	-	-	-	-
Marcos M. Fischman	Regular Director	-	-	-	-
Mauricio E. Wior	Regular Director	-	-	-	-
Daniel R. Elsztain	Regular Director	-	-	-	-
María Julia Bearzi	Regular Director	-	-	-	-
Oscar Pedro Bergotto	Regular Director	-	-	-	-
Liliana De Nadai	Regular Director	-	-	-	-
Damian Brener	Regular Director	-	-	-	-
Gaston A. Lernoud	Alternate Director	20,778	0.0%	27,778	0.0%
Enrique Antonini	Alternate Director	-	-	-	-
Gabriel A. G. Reznik	Alternate Director	-	-	-	-
David Williams	Alternate Director	-	-	-	-
Ben Elsztain	Alternate Director	-	-	-	-
Iair Elsztain	Alternate Director	10,650	0.0%	1,350	0.0%
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	182,258	0.0%	130,558	0.0%
Jorge Cruces	Chief Investment Officer	18,930	0.0%	-	-
Supervisory Committee
José D. Abelovich	Member	-	-	-	-
Marcelo H. Fuxman	Member	-	-	-	-
Noemí I. Cohn	Member	-	-	-	-
Roberto D. Murmis	Alternate member	-	-	-	-
Paula Sotelo	Alternate member	-	-	-	-
Ariela Levy	Alternate member	-	-	-	-

(1)

Includes (i) 406,255,455 common shares beneficially owned by Cresud and ii) 2,491,382 common shares owned by Helmir (iii) 3,612,081 common shares owned by Consultores Venture Capital Uruguay S.A., iv) 493,002 common shares owned by Consultores Asset Management S.A. and v) 2,970,887 common shares directly owned by Mr. Eduardo Elsztain.

(2)	In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares.

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employee Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) Item 6 - B. Compensation - Capitalization Plan and (ii) Item 6 - B. Compensation - Mid and Long Term Incentive Program.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES and all our directors and officers as a group.

	Share Ownership as of August 31, 2021
Shareholder	Number of Shares	Percentage (2)	Number of Warrants	Percentage fully diluted
Cresud (1)	408,746,837	62.1%	49,644,626	62.1%
Directors and officers (excluding Eduardo Elsztain)	3,367,391	0.5%	543,588	0.5%
ANSES	29,696,047	4.5%	3,781,213	4.5%
Total	441,810,275	67.1%	53,969,427	67.1%

(1)

Eduardo S. Elsztain is the beneficial owner of 215,998,867 common shares of Cresud, representing 36.5% of its total share capital, which include (i) 72,735,741 common shares beneficially owned by IFISA, 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 92,771,760 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 50,490,266 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.1% of our common shares by virtue of his investment in Cresud of 408,746,837 common shares, Consultores Venture Capital Uruguay S.A. of 3,612,081 common shares, Consultores Asset Management S.A. of 493,002 and directly owned shares of 2,970,887. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the BYMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)	As of August 31, 2021, the number of outstanding common shares was 658,676,460.

Changes in Share Ownership

Shareholder (3)	August 31, 2021 (%)	June 30, 2021 (%)	June 30, 2020 (%)	June 30, 2019 (%)	June 30, 2018 (%)	June 30, 2017 (%)
Cresud (1)	62.1	62.1	62.1	62.1	63.4	63.4
Directors and officers (2)	0.5	0.5	0.4	0.5	0.2	0.2
ANSES	4.5	4.5	4.5	4.5	4.5	4.5
Total	67.1	67.1	67.0	67.1	68.1	68.1

_________

(1)

Eduardo S. Elsztain is the beneficial owner of 215,998,867 common shares of Cresud, representing 36.5% of its total share capital, which include (i) 72,735,741 common shares beneficially owned by IFISA, 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 92,771,760 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 50,490,266 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.1% of our common shares by virtue of his investment in Cresud of 408,746,837 common shares, Consultores Venture Capital Uruguay S.A. of 3,612,081 common shares, Consultores Asset Management S.A. of 493,002 and directly owned shares of 2,970,887.

(2)	Includes only direct ownership of our directors and senior management.
(3)	As of August 31, 2021, the number of outstanding common shares was 658,674,199.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2021, our total issued capital stock outstanding consisted of 658,676,460 common shares. As of June 30, 2021, there were approximately 21,712,406 Global Depositary Shares (representing 217,124,063 of our common shares, or 33.0% of all or our outstanding common shares) held in the United States by approximately 19 registered holders.

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

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2021, there were approximately 4,856 holders of our common shares.

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

Offices and Shopping Mall Leases

We rent office space for our executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA CP has owned. We also rent an office space that IRSA CP owns at the Abasto Shopping Mall.

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

Credit Line Granted to IRSA by IRSA CP

On April 1, 2019 as amended on May 13, 2020, IRSA CP granted a line of credit to us and our subsidiaries that do not consolidate with IRSA CP in a principal amount up to USD 180,000,000 on the following terms: (1) the credit line may be funded in U.S. dollars or in Pesos; (2) up to three year term to maturity, not extendable without our consent; and (3) interest payable: (i) for U.S. dollar funded, at a rate equal to the yield on IRSA’s existing local bonds due 2020, or, if IRSA’s 2020 bonds are early redeemed or otherwise cancelled, at an interest rate equal to the yield on local bonds issued by us plus 50 basis points, and (ii) for pesos funded, at Badlar rate plus 9.625%. The interest rate is readjusted quarterly and applied to the outstanding loan balances and to new disbursements in such quarter. As of June 30, 2021 the outstanding principal balance of loans granted to IRSA amounted to USD 69.9 million.

Purchase of financial assets

We usually invest excess cash in instruments that may include those issued by related companies, acquired at issuance, or from unrelated third parties in secondary market transactions.

Investment in Dolphin Fund Ltd.

On August 31, 2021, Torodur S.A., a Uruguayan company wholly owned by IRSA CP, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, constituted under the laws of Bermuda, controlled through equity shares by Tyrus S.A., a Uruguayan company wholly owned by us and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01 without voting rights, with possibility of redemption on the last day of each month with prior notification by the investor, for an amount of USD 1.8 million. The focus of the Class C is to invest into a Commodity super cycle.

Legal Services

We receive legal services from Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Directors, Senior Management and Employees-Directors and Senior Management-Board of Directors.”

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

Investment in Dolphin Netherlands B.V.

We had invested in Dolphin Netherlands B.V. through our subsidiaries. Dolphin Fund Ltd is an investment fund controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands B.V. is incorporated in the Netherlands and is a subsidiary of Dolphin Fund Ltd. Such investment was made in order to carry out our investment in IDBD. We agreed with Dolphin Netherlands B.V. not to pay any fee to Dolphin Fund Ltd related to this investment.

Loan between Dolphin Netherlands and Yad Leviim Ltd.

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, renewing upon expiration for an additional 90 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain. On May 10, 2021, the Board of Directors has ratified and approved the extension for a period of 365 days.

Transfer of Tax Credits

Cresud assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

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

In the context of the criminal case, the complaining party denounced puerto Retiro S.A.’s failure to comply with the precautionary measure decreed at criminal headquarters consisting in the prohibition of innovating and contracting with respect to the property subject to civil action. Following this complaint, Tribunal Oral Federal No. 5 formed an incident and ordered and executed the closure of the property where the location contracts (a helipad and a mooring) were being fulfilled in order to enforce the above measure. A raíz de dicha circunstancia, se tomó conocimiento de que las actuaciones se giraron a la Cámara Penal para la asignación de juzgado para que se investigue la posible comisión de un delito de desobediencia. A la fecha de emisión de los presentes estados financieros no ha habido novedades sobre el avance de esta causa

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Directorate of Puerto Retiro has decided to record in the 2019 financial year a forecast equivalent to 100% of the book value of its investment property, without prejudice that it will reverse in case of finally obtaining a favorable judgment in the actions brought.

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arisen upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected -lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections would be considered in the verdict.

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure -where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1.” This Court’s verdict is not final, as it is subject to further appeals Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 we were notified of the “in limine” rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

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

Arcos del Gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal complaint for appeal denied.

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

On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires (“GCBA”) and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined “especially and preferably to the generation of new landscaped green spaces.”Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. (“Arcos”) must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

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

In March 2019, Arcos filed a petition for injunctive relief in order to suspend all judicial or administrative proceedings of launch or eviction, by which it is intended to execute, in a forced way, the AABE resolution No. 170/2014, until the final judgment is issued in the nullity proceeding. The injunctive relief was sentenced and renewed once but AABE and Playas Ferroviarias appealed the judgment and finally, in September 2021, the Court of Appeal revoked the first instance judgement of suspension of eviction of the Distrito Arcos that was filed against. Against that judgment, ARCOS filed a federal extraordinary appeal in September 2021, which hasn’t been solved yet.

Due to all of the foregoing, the Company’s legal advisors consider that, although the outcome of the complaint is still uncertain, even if it is unfavorable, there is a low probability that the demolition of the works carried out in the Property is definitively ordered.

Caballito

On July 20, 2020 IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial.

Operations Center in Israel

As of the date of this Annual Report, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

Legal proceedings relating to IDBD liquidation and the receivership over DIC shares

On September 25, 2020 the Court passed a judgement pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and thereafter the Court appointed receivers for the DIC shares constituting approximately 82% of the issued share capital of DIC. As part of the receivership process, a group of purchasers led by Mega Or Ltd., purchased approx. 82% of DIC issued share capital (after such purchase was approved by the Court on November 20, 2020). Therefore, on November 23, 2020 all officers that were appointed by Dolphin BV resigned from their positions in DIC and its subsidiaries.

Litigation filed by IDBD against Dolphin Netherlands B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA to the District Court in Tel- Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 70 million, claiming that Dolphin BV and IRSA breached a purported legally binding commitment to transfer to IDBD an installment of NIS 70 million on September 2, 2020. On December 24, 2020, and upon the insolvency’s court approval, IDBD’s trustee filed a motion to strike the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia, in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency. On December 24, 2020, the court issued a judgement to strike the claim as requested.

Class action against IDBD, Dolphin IL and Eduardo Elsztain regarding the sale of DIC

On October 3, 2018, a motion was initiated by an applicant alleging to hold shares in DIC (the “Applicant”), against IDBD, Dolphin IL, and Mr. Eduardo Elsztain seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Concentration Law and the plaintiff is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million.

Following IDBD's liquidation process IDBD was removed from the claim by the plaintiff. We plan to vigorously defend this motion as we understand that the sale of the holdings in the shares of DIC by IDBD to Dolphin IL, IDBD complies with the provisions of the Concentration Law.

Class action against DIC and Mr. Eduardo Elsztain and other directors of IRSA regarding exit of the DIC’s share from indexes

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo against the DIC, Mr. Eduardo Elsztain, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from thee TA90 and TA 125 indices of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the “Indexes”) alleging to have held DIC’s shares prior to February 1, 2018 and thereafter.

The Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused estimated at approximately NIS 17.6 million. DIC believes that such allegations are meritless and will vigorously defend this motion.

Derivative claim against DIC, Dolphin IL and certain directors regarding performance of a prohibited distribution

In May 2019, DIC received a claim and a motion to approve it as a derivative claim which had been filed with the District Court of Tel Aviv-Yafo against DIC, Dolphin IL and directors who hold office in DIC, by a petitioner claiming to hold Series J debentures of DIC on the grounds of performance of a prohibited distribution, with respect to a dividend distribution in cash in the amount of approximately NIS 40 million, and a payment in kind dividend in the amount of approximately NIS 64 million, which was performed by DIC in February 2019, and regarding self-purchases of shares which were performed by DIC (from the date of the resolution regarding the distribution) in the amount of approximately NIS 36 million, in accordance with a purchase plan, which was approved by DIC’s board of directors in January 2019.

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff the Supreme Court.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in pesos correspond to nominal pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information-Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2021	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2021	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2018	5,672.6	98.6089	1,400.0	24.3365
2019 (2)	-	-	-	-
2020 (3)	-	-	-	-
2021 (4)	-	-	-	-

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.
(2)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.01109 shares of IRSA CP per share of IRSA.
(3)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.004046 shares of IRSA CP per share of IRSA.
(4)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.002614 shares of IRSA CP per share of IRSA.

Our 2020 annual meeting of shareholders was held on October 26, 2020, and it was decided, among others, a payment of a dividend on shares of IRSA CP for up to ARS 484 million. For more informtion see “Recent Development.”

The following table sets forth the total and per share amounts paid by our subsidiary IRSA CP, from which we collect dividends in our capacity as shareholders, as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in pesos correspond to nominal pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information-Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2021	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2021	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in thousands of ARS)	(ARS)	(in thousands of ARS)	(ARS)
2018	2,755,280	21.8648	680,000	5.3962
2019	1,513,338	12.0093	545,000	4.3249
2020	1,097,987	8.7133	595,000	4.7217
2021	13,042,506	103.5004	9,700,000	76.9755

(1)

On July 6, 2021, IRSA CP announced to its shareholders that as of July 19, 2021, was effected simultaneously the distribution of shares and the change in face value, where it was proceed to make the exchange of 126,014,050 ordinary shares of nominal value ARS 1.00 each and one vote per share, for the amount of 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share. From the date indicated, the new shares distributed by the capitalization described have economic rights on equal terms with those currently in circulation. The share capital of IRSA CP after the operations indicated amounts to the sum of ARS 54,123,001,900 represented by 541,230,019 ordinary shares of nominal value ARS 100 each and one vote per share.

Central Bank authorization is required for the transfer of profits and/or dividends outside of Argentina. For more information about exchange controls see, “Item 10. Additional Information-D. Exchange Controls.”

B. Significant Changes.

For information about significant changes see, “ITEM 4. Recent Developments”.

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

On April 12, 2021, the Company announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1 of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On May 6, 2021, having finished the preemptive rights subscription period, the Company’s shareholders have subscribed the amount of 79,144,833 new additional shares, that is 99% of the shares offered, and have requested through the accretion right 15,433,539 additional new shares, for which 855,167 new shares will be issued, completing the total issuance of 80 million new shares (or their equivalent in GDS) offered. Likewise, 80 million options will be issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares.

The exercise price of the warrants will be USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on which are listed on BYMA and NYSE under the tickers IRS2W and IRSWS, respectively.

As of the date of issuance of these financial statements, the Company received all the funds in the amount of USD 28.8 million and issued the new shares, increasing the capital stock to 658,676,460 million.

As of June 30, 2021, there were 80,000,000 warrants outstanding. On October 7, 2021, we informed that between September 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares. Therefore, 30,741 options were exercised, which resulted in 30,741 shares of common stock being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 658,676,460 to 658,707,201, and the new number of outstanding warrants reduced from 80,000,000 to 79,969,259. For more informarion see “Recent Developments – Warrants exercise.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2021, there were approximately 4,856 holders of our common shares.

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

The Capital Markets Law, as currently in effect, sets forth, the following key goals and principles:

•	Promoting the participation of small investors, employee unions, industry groups and trade associations, professional associations and all public savings entities in the capital markets, promoting mechanisms designed to promote domestic savings and channel such funds toward the development of production;

•	Strengthening mechanisms to prevent abuses and protect small investors;

•	Promoting access to the capital market by small and medium-sized companies;

•	Using state-of-the-art technology to foster creation of an integrated capital market through mechanisms designed to achieve interconnection of computer systems among trading markets;

•	Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution;

•	Reducing systemic risk in the Argentine capital markets through actions and resolutions aimed at implementing international best practices;

•	Promoting the integrity and transparency of the Argentine capital markets; and

•	Promoting financial inclusion.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA (1)

	As of June 30,
	2021	2020

Market capitalization (in billions of ARS)	3,265	2,845
Average daily trading volume (2) (in millions of ARS)	1,668	1,088
Number of listed companies (3)	87	89

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2021, approximately 87 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 0.8% increase in 2018, a 37.6% increase in 2019 and a 22.9% increase in 2020. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Pursuant to article 4 of our bylaws our purpose is to perform the following activities:

•	Invest, develop and operate real estate developments;

•	Invest, develop and operate personal property, including securities;

•	Construct and operate works, services and public property;

•	Agency activities;

•	Manage real or personal property, whether owned by us or by third parties;

•	Build, recycle, or repair real property whether owned by us or by third parties;

•	Advise third parties with respect to the aforementioned activities;

•	Finance projects, undertakings, works and/or real estate transactions of third parties;

•	Finance, create, develop and operate projects related to Internet.

Board of Directors

Voting on proposals in which directors have material interest

•	shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;

•	shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;

•	shall be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the Board of Directors; shall be required to meticulously ensure that no conflict of interest, whether direct or indirect, shall under any circumstances arise between his/her actions and the company’s interests. In case of doubt as to a director’s compliance with his/her duty of loyalty, the burden of proof shall be borne by such person.

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

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by Communication (Central Bank, also referred to as “BCRA”) “A” 6,844 as supplemented.

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019 within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, proyects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

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

Imports of Goods and Services

Except for certain exceptions current regulations provide for, importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services.

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

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until December 31, 2021, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty, with limited exceptions.

Additionally, Communication “A” 7,106 and its amendments established the requirement, for those who register scheduled capital maturities until December 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication, with limited exceptions (e.g. proceeds from financial indebtedness incurred after January 1, 2020, that were repatriated and settled in the foreign exchange market). Specifically, the Central Bank will grant access to companies for an amount up to 40% of maturities and companies must refinance the rest for a term of at least 2 years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 2,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019, with limited exceptions. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina, unless certain requirements expressly provided for by current regulation are met.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401, if applicable.

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling company’s securities transactions (blue chip swap, “dolar MEP”, etc.); and (iii) economic benefits granted by the State.

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the Central Bank; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency, nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

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

In addition to the above, by means of Communication “A” 7,327, the Central Bank established that, as of July 12, 2021, in order for residents to be granted access to the foreign exchange market, it will be required (in addition to the preexisting conditions), that: (i) on the same day that such access is required and within the previous 90 days, such local resident has not exchanged securities for other foreign assets (in addition to the already existing requirement of not having sold securities with settlement in foreign currency or transferred them to depository institutions abroad during the same period); and (ii) for legal entities, to submit a sworn statement informing (a) a list of the persons or legal entities that directly control the client; and (b) that within the previous 90 days (or since July 12, 2021, in the event that 90 days have not yet elapsed since that date), the legal entity has not delivered in the country any funds in local currency or other liquid local assets to any of the aforementioned persons (except for those directly associated with usual transactions involving the acquisition of goods and/or services). Alternatively, the requirement set forth in (b) may be considered fulfilled if the legal entity submits a sworn statement executed by each of those persons exercising direct control stating that, during the same period, no sales of securities with settlement in foreign currency, or exchanges of securities for other external assets, or transfers thereof to depository institutions abroad, have been made.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

Securities trading

Central Bank Communication “A” 7,106, as amended by Communication “A” 7,308, established that securities transactions performed in Argentina, unlike securities transactions performed abroad, can be settled in ARS in Argentina.

Central Bank Communication “A” 7,340 provides that securities sale transactions settled in foreign currency must be paid by one of the following mechanisms:

•	By transfer of funds to and from demand accounts held in the customer’s name with local financial institutions;

•	Against wire transfers on bank accounts in the customer’s name with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not sufficiently apply.

This Communication “A” 7,340 also prohibits the settlement of purchase and sale transactions of securities with settlement in foreign currency through payment in foreign currency cash, or through their deposit in custody accounts or accounts of third parties.

No sales of securities with settlement in foreign currency may be executed in Argentina, and such securities may not be transferred to foreign depositaries or exchanged for other external assets, by persons that were granted with certain benefits (beneficiaries of refinancings contemplated under Section 2.1.1. of the regulations on “Financial services under the scope of the health emergency ordered by Decree No. 260/2020 Coronavirus (COVID-19”, etc.).

On July 8, 2021, the Securities Regulator (“CNV”), approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

The minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) was set to two (2) business days. This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

In the case of sales of securities with settlement in foreign currency, but in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains one (1) business day. This Parking Period shall not apply in the case of purchases of securities settling in foreign currency.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to two (2) business days. In the case of transactions with settlement in foreign currency and in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains at 1 (ONE) business day.

Finally, the CNV also modified the maximum limits for weekly transactions in sovereign securities issued by the Argentine Republic for each principal sub-account in the time-priority bidding segment (BYMA), which prior to the entry into force of the General Resolution was one hundred thousand (100,000) nominal amounts (only for securities issued under local law). According to the new General Resolution, the limit was split into (i) fifty thousand (50,000) nominals for securities issued under local law, purchased with settlement in such currency and jurisdiction, and (ii) fifty thousand (50,000) nominals for securities issued under foreign law. These limits continue not to apply to wholesale transactions (MAE/SENEBI).

For more information see “Risk Factors—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies”.

E. Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti‑Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (ARS 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently. The Anti-Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

•	Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737);

•	Crimes related to arms traffic (Law No. 22,415);

•	Crimes related to illegal association or terrorist association;

•	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

•	Crimes against Public Administration;

•	Crimes of minor’s prostitution and child pornography; and

•	Crimes related to terrorism financing.

The UIF analyzes the information received from entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and any undertake action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

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

F. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and GDSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the common shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to common shares or GDSs as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the GDS Depositary to us and assumes that the deposit agreement governing the GDSs, and all other related agreements, will be performed in accordance with their terms.

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

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON SHARES OR GDSS AS WELL AS ANY CONSEQUENCES ARISING UNDER OTHER UNITED STATES FEDERAL TAX LAWS AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

GDSs

If you hold GDSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such GDSs. Accordingly, deposits or withdrawals of common shares for GDSs by U.S. Holders will not be subject to United States federal income tax.

Distributions on Common Shares or GDSs

Subject to the discussion under “-Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or GDSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the GDS Depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or GDSs, and thereafter as capital gain recognized on a sale or exchange (as discussed below under “-Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2021, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is generally a passive asset and passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we are a PFIC for any taxable year during which you hold our common shares or GDSs, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares or GDSs, you will be subject to special tax rules with respect to any “excess distributions” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or GDSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or GDSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or GDSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale of the common shares or GDSs in a year that we are a PFIC will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

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

Taxation of Capital Gains

Subject to the discussion under “-Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange, or other taxable disposition of our common shares or GDSs in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or GDSs and your tax basis in the common shares or GDSs determined in U.S. dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of our common shares or GDSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate would have been further reduced to 25%.Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

On June 16, 2021, Law 27,630 was enacted and published in the Official Gazette. This law increases corporate income tax rates for tax years beginning January 1, 2021 and onwards. The new law increases tax rates by replacing the fixed tax rate with a progressive tax scale. It also extends the 7% withholding tax rate currently in force to dividends from profits accrued in tax years beginning January 1, 2021, and thereafter.

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

Dividends distributions, other than stock dividends, which source are profits generated in fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7%.

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

Losses arising from the sale, exchange or other disposition of common shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five year carryover period.

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

The applicable rate is generally 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2021 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 5 million	ARS 0	25%
Over 5 million to 50 million	ARS 1.25 million	30%
Over 50 million	ARS 14.75 million	35%

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland the United Kingdom and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or GDSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2021. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2021.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2021 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2021 and 2020, we were billed a total amount of ARS 38.0 million and ARS 51.6 million respectively in the Operation Center in Argentina and NIS 0.1 million and NIS 6.8 million for the fiscal years 2021 and 2020 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2021 and 2020 we were billed a total amount of ARS 17.2 million and ARS 12.4 million in the Operation Center in Argentina for professional services rendered by our principal accountants

Tax Fees

During the fiscal years ended June 30, 2021 and 2020, we were billed a total amount of ARS 0 and ARS 0.2 million, respectively, in the Operation Center in Argentina and a total amount of NIS 0.3 million in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2021 and June 30, 2020 we were billed for professional services rendered by our principal accountants a total amount of ARS 0 million and ARS 12.8 million, respectively in the Operations Center in Argentina and NIS 0 and NIS 0.5 million, in the Operation Center in Israel.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services and fees provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•	Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to the audit services and other special services that could be not included in the audit services previously mentioned.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

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

H. Mine Safety Disclosures

This section is not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-95

Index to Financial Statements (see page F-1).

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1 (1)	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2 (4)	English translation of the amendment to the bylaws.
1.3 (10)	Amended and restated English translation of the bylaws.
1.4 (14)	Amended and restated English translation of the bylaws.
1.5 (16)	Amended and restated English translation of the bylaws.
2.1 (1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2 (1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3 (1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4 (1)	Offering Circular, dated March 24, 2000, regarding the issuance of ARS 85,000,000 of our 14.875% Notes due 2005.
2.5 (7)

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

2.6 (13)

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

2.7 (13)

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

2.8 (13)

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

2.9 (18)

Warrant Agent Agreement dated as of April 29, 2021, between IRSA Inversiones y Representaciones Sociedad Anónima, and Computershare, Inc. and Computershare Trust Company N.A., collectively as warrant agent.

4.1 (2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2 (4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3 (5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4 (6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5 (7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6 (8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7 (9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8 (10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9 (11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10 (12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11 (13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12 (14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13 (15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14 (16)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2021.
4.15 (17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2020.
4.16	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2021.
8.1	List of Subsidiaries.
11.1 (3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Summary of investment properties by type as of June 30, 2020 (in accordance with Regulation S-X 12-28 (1))

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on Novbember 16, 2021.
(18)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on May 26, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: October 20, 2021	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversionesy Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Inversionesy Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2021, including the related notes and the summary of investment properties by type as of June 30, 2021 listed in the index appearing under Item 19 (99.1)  (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 28% of the Company’s AR$ 183,152 million in investment properties at June 30, 2021. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining appropriate discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal considerations for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter are the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination of discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Level 3 investment properties valued using a discounted cash flows method, including controls over the Company’s methods, significant assumptions used and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values for all significant assumptions and comparison of management’s estimate to the independently developed ranges. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating management’s assumptions related to future behavior of certain macroeconomic variables, such as inflation, exchange rates and gross domestic product, and independently developing the discount rate assumption.

/s/ PRICE WATERHOUSE & Co. S.R.L
(Partner)
/s/ Walter Rafael Zablocky
Buenos Aires, Argentina
October 18, 2021

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DIL	Dolphin IL Investment Ltd.
DN B.V.	Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
FPC	Collective Promotion Funds
GAV-YAM	Gav-Yam Bayside Land Corporation Ltd.
IASB	International Accounting Interpretations Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
Mehadrin	Mehadrin Ltd.
MPIT	Minimum Presumed Income Tax
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
OASA	OGDEN Argentina S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT FACPCE	TGLT S.A. Argentine Federation of Accountant
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position

as of June 30, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2021	06.30.2020
ASSETS
Non-current assets
Investment properties	9	183,152	341,776
Property, plant and equipment	10	4,146	56,670
Trading properties	11,25	1,644	7,294
Intangible assets	12	2,400	41,732
Right-of-use assets	13	811	29,828
Investments in associates and joint ventures	8	12,165	111,740
Deferred income tax assets	21	446	951
Income tax and MPIT credit		30	38
Restricted assets	14	-	2,810
Trade and other receivables	15	2,847	34,738
Investments in financial assets	14	1,218	5,277
Derivative financial instruments	14	-	213
Total non-current assets		208,859	633,067
Current assets
Trading properties	11,25	114	3,479
Inventories	25	72	7,034
Restricted assets	14	-	9,326
Income tax and MPIT credit		165	461
Group of assets held for sale	32	-	62,600
Trade and other receivables	15	8,475	55,789
Investments in financial assets	14	3,166	29,190
Financial assets held for sale	14	-	5,072
Derivative financial instruments	14	-	317
Cash and cash equivalents	14	1,931	135,719
Total current assets		13,923	308,987
TOTAL ASSETS		222,782	942,054
SHAREHOLDERS’ EQUITY
Shareholders’ equity attributable to equity holders of the parent (according to corresponding statement)		61,832	85,805
Non-controlling interest		20,892	98,423
TOTAL SHAREHOLDERS’ EQUITY		82,724	184,228
LIABILITIES
Non-current liabilities
Borrowings	14,20	46,724	447,323
Lease liabilities		852	20,091
Deferred income tax liabilities	21	68,748	66,144
Trade and other payables	14,18	1,387	3,258
Provisions	19	114	4,601
Employee benefits		-	671
Derivative financial instruments	14	9	83
Salaries and social security liabilities		86	293
Total non-current liabilities		117,920	542,464
Current liabilities
Trade and other payables	14,18	5,103	44,567
Borrowings	14,20	15,409	117,668
Lease liabilities		54	7,313
Provisions	19	147	3,665
Group of liabilities held for sale	32	-	33,362
Salaries and social security liabilities		436	6,166
Income tax and MPIT liabilities		941	939
Derivative financial instruments	14	48	1,682
Total current liabilities		22,138	215,362
TOTAL LIABILITIES		140,058	757,826
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		222,782	942,054

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2021	06.30.2020	06.30.2019
Revenues	23	12,978	21,263	28,004
Costs	24,25	(6,564)	(8,872)	(10,461)
Gross profit		6,414	12,391	17,543
Net (loss) / gain from fair value adjustment of investment properties	9	(7,770)	50,664	(58,231)
General and administrative expenses	24	(3,017)	(3,301)	(4,086)
Selling expenses	24	(1,490)	(1,822)	(1,619)
Other operating results, net	26	(86)	119	(470)
(Loss) / profit from operations		(5,949)	58,051	(46,863)
Share of (loss) / profit of associates and joint ventures	8	(4,380)	10,847	(10,587)
(Loss) / profit before financial results and income tax		(10,329)	68,898	(57,450)
Finance income	27	361	320	281
Finance costs	27	(7,298)	(9,251)	(7,187)
Other financial results	27	11,717	(9,288)	3,370
Inflation adjustment		(1,446)	(16)	(1,028)
Financial results, net		3,334	(18,235)	(4,564)
(Loss) / profit before income tax		(6,995)	50,663	(62,014)
Income tax expense	21	(21,673)	(10,065)	6,760
(Loss) / profit for the year from continuing operations		(28,668)	40,598	(55,254)
Loss for the year from discontinued operations	33	(8,923)	(4,947)	(2,380)
(Loss) / profit for the year		(37,591)	35,651	(57,634)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(372)	687	427
Other reserves		383	605	-
Other comprehensive income for the year from continuing operations		11	1,292	427
Other comprehensive (loss) / income for the year from discontinued operations		(11,443)	20,008	(3,469)
Total other comprehensive (loss) / income for the year (i)		(11,432)	21,300	(3,042)
Total comprehensive (loss) / income for the year		(49,023)	56,951	(60,676)

Total comprehensive (loss) / income from continuing operations		(28,657)	41,890	(54,828)
Total comprehensive (loss) / income from discontinued operations		(20,366)	15,061	(5,848)
Total comprehensive (loss) / income for the year		(49,023)	56,951	(60,676)

(Loss) / profit for the year attributable to:
Equity holders of the parent		(29,929)	21,405	(54,988)
Non-controlling interest		(7,662)	14,246	(2,646)

(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(22,879)	29,932	(48,819)
Non-controlling interest		(5,789)	10,666	(6,435)

Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(34,810)	19,927	(56,396)
Non-controlling interest		(14,213)	37,024	(4,280)

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent		(22,163)	34,509	(48,394)
Non-controlling interest		(6,494)	7,381	(6,434)

(Loss) / profit per share attributable to equity holders of the parent: (ii)
Basic		(50.86)	37.20	(95.64)
Diluted		(50.86)	37.10	(95.64)

(Loss) / profit per share from continuing operations attributable to equity holders of the parent: (ii)
Basic		(38.88)	52.02	(84.91)
Diluted		(38.88)	51.88	(84.91)

The accompanying notes are an integral part of these Consolidated Financial Statements.

(i)	The components of other comprehensive (loss) / income do not generate an impact on income tax.
(ii)

The loss/profit per share have been calculated using 588,409,377 shares at 06.30.21, 575,377,891 at 06.30.20 y 574,940,605 at 06.30.19. If 588,409,377 shares had been used for the calculation, the result per share would be ARS 36.38 and ARS (93.45) for 06.30.20 and 06.30.19, respectively. See note 17.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (I)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (iii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	2	20,617	-	21,839	142	728	14,125	8,854	18,923	85,805	98,423	184,228
Net loss for the year	-	-	-	-	-	-	-	-	-	(29,929)	(29,929)	(7,662)	(37,591)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(4,881)	-	(4,881)	(6,551)	(11,432)
Total loss and other comprehensive loss for the year	-	-	-	-	-	-	-	-	(4,881)	(29,929)	(34,810)	(14,213)	(49,023)
Assignment of results according to A.G.O.	-	-	-	-	-	-	875	-	15,896	(16,771)	-	-	-
Reserve for share-based payments	-	-	-	-	-	6	-	-	(6)	-	-	-	-
Issuance of shares (ii)	80	-	3	1,779	2,270	-	-	-	-	-	4,132	-	4,132
Distribution of dividends in shares	-	-	-	-	-	-	-	-	-	(725)	(725)	-	(725)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	51	51
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(2,683)	(2,683)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(62,519)	(62,519)
Other changes in equity	-	-	-	-	-	-	-	-	7,857	-	7,857	958	8,815
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(427)	-	(427)	875	448
Balance as of June 30, 2021	655	2	20,620	1,779	24,109	148	1,603	14,125	27,293	(28,502)	61,832	20,892	82,724

(i)	Includes ARS 1 of Inflation adjustment of treasury shares. See Note 17.
(ii)	See Note 34.
(iii)	Related to CNV General Resolution N° 609/12.
(iv)	Group’s other reserves for the year ended June 30, 2021 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(259)	(7,908)	296	2,541	(1,092)	(550)	15,611	(588)	156	647	8,854
Other comprehensive loss for the year	-	-	-	-	(5,288)	205	-	(110)	-	312	(4,881)
Total comprehensive loss for the year	-	-	-	-	(5,288)	205	-	(110)	-	312	(4,881)
Reserve for share-based payments	2	-	(8)	-	-	-	-	-	-	-	(6)
Assignment of results according to A.G.O.	-	-	-	-	-	-	15,896	-	-	-	15,896
Changes in non-controlling interest	-	(427)	-	-	-	-	-	-	-	-	(427)
Other changes in equity	-	(80)	-	-	7,029	(301)	-	825	(160)	544	7,857
Balance as of June 30, 2021	(257)	(8,415)	288	2,541	649	(646)	31,507	127	(4)	1,503	27,293

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	2	20,617	21,839	116	728	14,125	102,207	(91,353)	68,856	115,373	184,229
Adjustments previous years (IFRS 16 and IAS 28)	-	-	-	-	-	-	-	-	(1,962)	(1,962)	(1,291)	(3,253)
Restated balance as of July 1, 2019	575	2	20,617	21,839	116	728	14,125	102,207	(93,315)	66,894	114,082	180,976
Net profit for the year	-	-	-	-	-	-	-	-	21,405	21,405	14,246	35,651
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(1,478)	-	(1,478)	22,778	21,300
Total profit and other comprehensive (loss) / profit for the year	-	-	-	-	-	-	-	(1,478)	21,405	19,927	37,024	56,951
Loss absorption	-	-	-	-	-	-	-	(90,800)	90,800	-	-	-
Reserve for share-based payments	-	-	-	-	26	-	-	(26)	-	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	(887)	-	(887)	-	(887)
Capitalization of contributions	-	-	-	-	-	-	-	-	-	-	47	47
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(3,429)	(3,429)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(65,040)	(65,040)
Other changes in equity	-	-	-	-	-	-	-	(176)	33	(143)	375	232
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	11,179	11,179
Changes in non-controlling interest	-	-	-	-	-	-	-	14	-	14	4,185	4,199
Balance as of June 30, 2020	575	2	20,617	21,839	142	728	14,125	8,854	18,923	85,805	98,423	184,228

(i)	Includes ARS 1 of Inflation adjustment of treasury stock. See Note 17.
(ii)	Related to CNV General Resolution N° 609/12.
(iii)	Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(248)	(7,922)	311	2,541	395	(14)	(466)	107,298	156	156	102,207
Other comprehensive loss for the year	-	-	-	-	(1,311)	(536)	(122)	-	-	491	(1,478)
Total comprehensive loss for the year	-	-	-	-	(1,311)	(536)	(122)	-	-	491	(1,478)
Share-based compensation	(11)	-	(15)	-	-	-	-	-	-	-	(26)
Distribution of dividends in shares	-	-	-	-	-	-	-	(887)	-	-	(887)
Cambios en el interés no controlante	-	14	-	-	-	-	-	-	-	-	14
Other changes in equity	-	-	-	-	(176)	-	-	-	-	-	(176)
Loss absorption	-	-	-	-	-	-	-	(90,800)	-	-	(90,800)
Balance as of June 30, 2020	(259)	(7,908)	296	2,541	(1,092)	(550)	(588)	15,611	156	647	8,854

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	2	20,617	21,839	116	728	14,125	7,370	66,293	131,665	124,899	256,564
Adjustments previous years (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(496)	(496)	(9)	(505)
Restated balance as of July 1, 2018	575	2	20,617	21,839	116	728	14,125	7,370	65,797	131,169	124,890	256,059
Net loss for the year	-	-	-	-	-	-	-	-	(54,988)	(54,988)	(2,646)	(57,634)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(1,408)	-	(1,408)	(1,634)	(3,042)
Total loss and other comprehensive loss for the year	-	-	-	-	-	-	-	(1,408)	(54,988)	(56,396)	(4,280)	(60,676)
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	11	11
Assignment of results according to A.G.O. at 10.29.18	-	-	-	-	-	-	-	98,302	(98,302)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	-	-	-	97	97
Dividend distribution	-	-	-	-	-	-	-	-	(3,922)	(3,922)	(5,002)	(8,924)
Other changes in equity in subsidiaries	-	-	-	-	-	-	-	-	62	62	-	62
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,057)	-	(2,057)	(343)	(2,400)
Balance as of June 30, 2019	575	2	20,617	21,839	116	728	14,125	102,207	(91,353)	68,856	115,373	184,229

(1)	Includes ARS 1 of Inflation adjustment of treasury stock. See Note 17.
(2)	Related to CNV General Resolution N° 609/12.
(3)	Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2018	(274)	(5,865)	337	2,541	1,629	160	(466)	8,996	156	156	7,370
Other comprehensive loss for the year	-	-	-	-	(1,234)	(174)	-	-	-	-	(1,408)
Total comprehensive loss for the year	-	-	-	-	(1,234)	(174)	-	-	-	-	(1,408)
Share-based compensation	26	-	(26)	-	-	-	-	-	-	-	-
Assignment of results according to A.G.O. at 10.29.18	-	-	-	-	-	-	-	98,302	-	-	98,302
Changes in non-controlling interest	-	(2,057)	-	-	-	-	-	-	-	-	(2,057)
Balance as of June 30, 2019	(248)	(7,922)	311	2,541	395	(14)	(466)	107,298	156	156	102,207

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the fiscal years ended June 30, 2021, 2020 and 2019

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2021	06.30.2020	06.30.2019
Operating activities:
Net cash (used in) / generated from continuing operating activities before income tax paid	16	(1,654)	9,828	8,810
Income tax and MPIT paid		(42)	(455)	(504)
Net cash (used in) / generated from continuing operating activities		(1,696)	9,373	8,306
Net cash generated from discontinued operating activities		3,152	37,358	32,310
Net cash generated from operating activities		1,456	46,731	40,616
Investing activities:
Acquisition of participation in associates and joint ventures		-	-	(131)
Contributions and issuance of capital in associates and joint ventures		(42)	(4,058)	-
Acquisition and improvements of investment properties		(999)	(5,524)	(6,425)
Proceeds from sales of investment properties		18,134	270	60
Acquisitions and improvements of property, plant and equipment		(307)	(379)	(225)
Proceeds from sales of property, plant and equipment		349	-	-
Acquisitions of intangible assets		(52)	(65)	(292)
Dividends collected from associates and joint ventures		-	345	328
Proceeds from sales of interest held in associates and joint ventures		-	-	9
Proceeds from loans granted		9	-	312
Net increase of restricted assets, net		-	(314)	-
Acquisitions of investments in financial assets		(10,643)	(23,146)	(46,186)
Proceeds from disposal of investments in financial assets		16,639	30,169	49,683
Interest received from financial assets		673	147	878
Dividends received from financial assets		-	(18)	45
Payment for acquisition of other assets		-	-	(3)
Loans granted to related parties		-	(248)	(21)
Loans granted		-	2,704	-
Net cash generated from / (used in) continuing investing activities		23,761	(117)	(1,968)
Net cash generated from discontinued investing activities		44,119	61,166	18,775
Net cash generated from investing activities		67,880	61,049	16,807
Financing activities:				-
Borrowings and issuance of non-convertible notes		9,363	33,173	9,306
Payment of borrowings and non-convertible notes		(39,849)	(40,601)	(6,015)
Collections / (Payment) of short term loans, net		5,128	3,779	(1,522)
Interests paid		(8,223)	(8,108)	(7,986)
Repurchase of non-convertible notes		(5,130)	(3,051)	2,307)
Capital contributions from non-controlling interest in subsidiaries		26	-	-
Acquisition of non-controlling interest in subsidiaries		(75)	(904)	(1,475)
Issuance of shares		4,132	-	-
Borrowings obtained from related parties		-	-	97
Dividends paid to non-controlling interest in subsidiaries		(2,587)	(333)	-
Proceeds from sales of non-convertible notes in portfolio		7,058	-	-
Net proceeds from derivate financial instrument		(520)	7,437	918
Net cash used in continuing financing activities		(30,677)	(8,608)	(8,984)
Net cash used in discontinued financing activities		(18,163)	(105,735)	(32,702)
Net cash used in financing activities		(48,840)	(114,343)	(41,686)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(8,612)	648	(2,646)
Net increase / (decrease) in cash and cash equivalents from discontinued activities		29,108	(7,211)	18,383
Net increase / (decrease) in cash and cash equivalents		20,496	(6,563)	15,737
Cash and cash equivalents at beginning of the year		135,719	129,837	124,627
Cash and cash equivalents reclassified as held-for-sale		-	(676)	(363)
Deconsolidation of subsidiaries		(145,330)	-	-
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		(8,954)	13,121	(10,164)
Cash and cash equivalents at end of the year	14	1,931	135,719	129,837

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements

(Amounts in millions of Argentine Pesos, except otherwise indicated)

1. The Group’s business and general information

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and Consultores Asset Management S.A. is our ultimate parent company.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on October 18,2021.

The Group, with the acquisition of IDBD, established two Operations Centers, Argentina and Israel, to manage its global business. With the loss of control of the Israel Operations Center and its deconsolidation as of October 1, 2020, the Group manages its operations through a single Operation Center.

The Group manages its global business, mainly, through the following companies:

Operations Center in Argentina

The activities of the Operations Center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 14 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP’s shares are listed and traded on both the BYMA (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA’s shares are listed on the BYMA (Merval: IRSA) and the NYSE (NYSE: IRS).

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the BYMA (BYMA: BHIP).

Operations Center in Israel

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

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

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude whether economy is categorized as hyperinflationary the provisions of IAS 29, details a series of factors to be considered, including the existence of a cumulative inflation rate in the three years preceding the measurement that approximates or exceeds 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with highly inflationary economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2021 accordingly to IAS 29.

Pursuant to IAS 29, the Financial Statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the Financial Statements. All the amounts included in the Statements of Financial Position which are not stated in terms of the measuring unit current as of the date of the Financial Statements should be restated applying the general price index. All items in the Consolidated Statements of Income and Other Comprehensive Income should be stated in terms of the measuring unit current as of the date of the Financial Statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the Financial Statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-

Monetary assets and liabilities that are already recorded at the measuring unit of the balance sheet closing date are not restated because they are already stated in terms of the measuring unit current as of the date of the financial statements.

-	Non-monetary assets, and liabilities recorded at cost as of the balance sheet date and equity component are restated by applying the relevant adjustment coefficients.
-	All items in the Consolidated Statements of Income and Other Comprehensive Income are restated applying the relevant conversion factors.
-

The effect of inflation on the Group’s net monetary position is included in the Consolidated Statements of Income and Other Comprehensive Income under Financial results, net, in the item “Inflation adjustment”.

-	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

IRSA Inversiones y Representaciones Sociedad Anónima

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-

Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Comprehensive Inflation adjustment of share capital and treasury shares adjustment” account.

-	Translation difference was restated in current terms.
-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves in the Consolidated Statements of Income and Other Comprehensive Income were restated as of the initial application date, i.e., June 30, 2016.

The inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Since January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2020according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

Annual price variation	June 30, 2019	June 30, 2020	June 30, 2021	Cumulative as of June 30, 2021 (3 years)
	56%	43%	50%	234%

As a consequence of the aforementioned, these financial statements as of June 30, 2021 were restated in accordance with IAS 29.

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

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to “Peso amounts” or “ARS”, are millions of Argentine Pesos, references to “US$” or “US Dollars” are millions of US Dollars and references to “NIS” are millions of New Israeli Shekel.

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
Covid-19 - related Rent Concessions - Amendments to IFRS 16.

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

06-30- 2021

The adoption of these amendment has not had a material impact for the Group.

Standards and amendments not yet adopted by the Group:

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Accounting Policy Disclosures - Amendment to IAS 1 and Practical Statement 2

The IASB amended IAS 1 to require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments define what it implies and how to identify material accounting policy information. They also clarify that it is not necessary to disclose inmaterial accounting policy. If it is disclosed should not overshadow material accounting information. To support this amendment, the IASB also amended IFRS Practical Statement 2 on “Making materiality related judgments” to advise on how to apply the concept of materiality to disclosure of accounting policies.

01-01-2023
Definition of accounting estimates - Amendments to IAS 8.

The amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current exercise.

01-01-2023
Amendment to IAS 1.

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

06-30-2023

IRSA Inversiones y Representaciones Sociedad Anónima

Amendment to IAS 37.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

06-30-2023
Property, plant and equipment: Proceeds before intended use - Amendments to IAS 16.

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

06-30-2023
Reference to the Conceptual Framework – Amendments to IFRS 3

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

06-30-2023
Annual Improvements to IFRS 2018-2020

The following improvements were finalized in May 2020:

•     IFRS 9 Financial Instruments: clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•     IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

•     IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

•     IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

06-30-2023
Deferred tax - Amendments to IAS 12.

The IASB issued amendments to IAS 12 that clarifies how companies account for deferred tax related to assets and liabilities that arise from a single transaction. The effects of these amendments essentially mean that the initial recognition exception is not available for transactions that involve the recognition of both an asset and a liability, such as leases and decommissioning obligations.

06-30-2024

Management is evaluating the impact that these new standards and amendments will have for the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or modifications issued by the IASB which must be analyzed.

2.3. Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity but does have capacity to define its relevant activities because of de-facto control.

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

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Consolidated Statements of Income and Other Comprehensive Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2021	06.30.2020	06.30.2019

IRSA’s direct interest:
IRSA CP (1)	Argentina	Real estate	79.92%	80.65%	83.80%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (2)	Argentina	Investment	50.00%	50.00%	50.00%
IRSA CP’s direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
Pareto S.A.	Argentina	Design and software development	93.63%	69.69%	69.69%
La Malteria	Argentina	Real estate	-	-	100.00%
Tyrus S.A.’s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.50%	97.04%	96.46%
I Madison LLC	USA	Investment	-	-	-
IRSA Development LP	USA	Investment	-	-	-
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A. (5)	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	-	-	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.’s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%	100.00%	100.00%
DFL’s and DN BV’s direct interest:
IDB Development Corporation Ltd. (4)	Israel	Investment	-	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL’s direct interest:
Discount Investment Corporation Ltd. (4)	Israel	Investment	-	83.72%	83.77%
IDBD’s direct interest:
IDB Tourism (2009) Ltd. (4)	Israel	Tourism services	-	100.00%	100.00%
IDB Group Investment Inc (4)	Israel	Investment	-	100.00%	100.00%
DIC’s direct interest:
Property & Building Corporation Ltd. (4)	Israel	Real estate	-	72.40%	68.80%
Cellcom Israel Ltd. (4)	Israel	Telecommunications	-	46.20%	44.10%
Elron Electronic Industries Ltd. (4)	Israel	Investment	-	61.06%	61.06%
Bartan Holdings and Investments Ltd. (4)	Israel	Investment	-	55.68%	55.68%
Epsilon Investment House Ltd. (4)	Israel	Investment	-	68.75%	68.75%
Mehadrin Ltd. (4)	Israel	Agricultural	-	43.75%	-
PBC’s direct interest:
Gav-Yam Bayside Land Corporation Ltd. (4)	Israel	Real estate	-	-	51.70%
Ispro The Israeli Properties Rental Corporation Ltd. (4)	Israel	Real estate	-	100.00%	100.00%
Matam - Scientific Industries Center Haifa Ltd. (4)	Israel	Real estate	-	50.10%	50.10%
Hadarim Properties Ltd. (4)	Israel	Real estate	-	100.00%	100.00%
Property & Building (Commercial Centers) Ltd. (4)	Israel	Real estate	-	100.00%	100.00%
PBC USA Investments Inc (4)	USA	Real estate	-	100.00%	100.00%

(1)	Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision-making process.

(3)	Includes interest held through Ritelco S.A. and Torodur S.A.
(4)	Control was lost in September 2020. See Note 4.E.
(5)	Includes Tyrus’ and IRSA S.A.’s equity interests.

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

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to “Share of profit / (loss) of associates and joint ventures “ in the Statement of Income and Other Comprehensive Income.

Profit and losses resulting from transactions between the Group and the associate are recognized in the Group’s financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

Note 8 includes summary financial information and other information of the Group’s associates.

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

Investments in joint ventures are accounted for under the equity method of accounting, pursuant to which interests in joint ventures are initially recognized in the Consolidated Statements of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Statements of Income and Other Comprehensive Income.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group determines at each reporting date whether there is any objective evidence that the investment in a joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Consolidated Statements of Income and Other Comprehensive Income.

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

Foreign exchange gains and losses are presented in the Consolidated Statements of Income and Other Comprehensive Income within other financial income, as appropriate, unless they have been capitalized.

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

Additionally, the Group recognizes economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that are legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

IRSA Inversiones y Representaciones Sociedad Anónima

When a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

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

Generally, fair value of office buildings and land reserves is based on comparable active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2).

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

Changes in fair values are recognized in the Consolidated Statements of Income and Other Comprehensive Income under the line item “Net (loss) / gain from fair value adjustment of investment properties”.

IRSA Inversiones y Representaciones Sociedad Anónima

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the period.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Consolidated Statements of Income and Other Comprehensive Income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the case of conditional agreements, disposal are accounted for when the conditions the agreements is subject to has been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Consolidated Statements of Income and Other Comprehensive Income at the time they are incurred.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the Consolidated Statements of Income and Other Comprehensive Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

IRSA Inversiones y Representaciones Sociedad Anónima

The remaining useful life as of June 30, 2021 is as follows:

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

Goodwill is assigned to the Group’s cash generating units on the basis of operating segments. The recoverable amount of a cash generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets and they are compared with the book values plus the goodwill assigned to each cash generating unit.

No material impairment was recorded as a result of the analysis performed. (Note 12).

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

IRSA Inversiones y Representaciones Sociedad Anónima

2.11. Inventories

Inventories include assets held for sale in the ordinary course of the Group’s business activities, assets in production or construction process for sale purposes, and materials, agricultural products, supplies or other assets held for consumption in the process of producing sales and/or services.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Consolidated Statements of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Consolidated Statements of Income and Other Comprehensive Income.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Consolidated Statements of Income and Other Comprehensive Income.

2.20. Irrevocable right of use of the capacity of underwater communication lines

Transactions, carried out by Cellcom, to acquire an irrevocable right of use of the capacity of underwater communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

2.21. Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expense in the Consolidated Statements of Income and Other Comprehensive Income in the fiscal year they are due.

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.22. Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the Consolidated Statements of Income and Other Comprehensive Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.23. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less and that they are subject to a negligible risk of change in value. Bank overdrafts are not included.

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

In accordance with IFRS 15, the Group recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed, depending on the case, when the risk transfers are completed, the collection is reasonably assured and there is a price already determined.

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

The Group’s revenue is recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

IRSA Inversiones y Representaciones Sociedad Anónima

•	Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

Rental income from shopping mall, admission rights and commissions, are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

•	Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

•	Revenue from communication services and sale of communication equipment

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

These revenues have been recognized in discontinued operations. See Note 4.E.

•	Revenue from agricultural products

Revenue from agricultural products is recognized when the product is delivered and at the time all other criteria for revenue recognition have been met.

These revenues have been recognized in discontinued operations. See Note 4.E.

•	Revenue from supermarkets

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

These revenues have been recognized in discontinued operations. See Note 4.E.

2.25. Cost of sales

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls held by the Group as part of its real estate investments.

The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided and they are classified in discontinued operations.

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

2.28. Comparability of information

The balances as of June 30, 2020 and 2019 that are disclosed for comparative purposes were restated in accordance with IAS 29. See Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes related with the loss of control of IDBD (see Notes 1 and 4.E).

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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 8 – Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 – Investment properties
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
Level 2 and 3 financial instruments

Main assumptions used by the Group are:

•     Discounted projected income by interest rate

•     Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.

•     Comparable market multiple (EV/GMV ratio).

•    Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).

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

IRSA Inversiones y Representaciones Sociedad Anónima

4. Acquisitions and disposals

A) Sale of Boston Tower building

During the fiscal year ended on June, 30, 2021, our subsidiary, IRSA Propiedades Comerciales completed the sale of several units from the Boston Tower Building, located at 256 Della Paolera (Catalinas District, Autonomous City of Buenos Aires). Below, we list the details of the units that IRSA Propiedades Comerciales sold:

On July 15, 2020, IRSA Propiedades Comerciales completed the sale with possession of a medium-height floor for a total area of approximately 1,247 square meters and 5 parking lots located in the building.

The total consideration of the transaction was ARS 666.

On August 25, 2020, IRSA Propiedades Comerciales completed the sale of other 5 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 6,235 square meters and 25 parking spaces located in the building.

The total consideration of the transaction was ARS 3,574.

On November 5, 2020, IRSA Propiedades Comerciales completed the sale with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking spaces located in the building.

The total consideration of the transaction was ARS 2,271.

On November 12, 2020, IRSA Propiedades Comerciales completed the sale with possession with an unrelated third party a bill of sale with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking spaces located in the building.

The total consideration of the transaction was ARS 1,906.

B) Sale of Bouchard building

On July 30, 2020, IRSA Propiedades Comerciales completed the sale to an unrelated third party of the entire “Bouchard 710” building, located in the Plaza Roma District of the Autonomous City of Buenos Aires, to an unrelated third party. The tower consists of 15,014 square meters of gross rental area on 12 office floors and 116 parking spaces. The total consideration of the transaction was ARS 8,791.

C) Acquisition of Hudson Property

On December 11, 2020, the purchase bill of the property called Casonas located in Hudson, Berazategui district was signed, paying the remaining balance of 90% for USD 1 million. The initial 10% had been paid in during the year ended June 30, 2018.

See Note 35 for sales after June 30, 2021.

D) Pareto S.A. - Share capital increase

As of June 30, 2020, the Company’s capital stock was represented by 116,500 ordinary shares with a par value of ARS 1 per share and with the right to 1 vote per share.

On April 19, 2021, the Ordinary and Extraordinary General Shareholders’ Meeting decided to capitalize the entire share premium and inflation adjustment of share capital. Additionally, new irrevocable contributions were made which were capitalized in the same date.

IRSA Inversiones y Representaciones Sociedad Anónima

The total of ordinary shares totaled 517,722,151, leaving the share capital as follows:

	Number of shares	Share capital
June 30,2020	116,500	116,500
Capitalization of issueshare premium and capitalinflation adjustment of share capital	137,722,151	137,722,151
Issuance of ordinary shares	380,000,000	380,000,000
June 30,2021	517,838,651	517,838,651

E) Lipstick Building, New York, United States

On August 7, 2020, due to Ground Lease Building’s low profitability resulting from the expensive price for rental of the land, we executed an agreement with the owner of the Ground Lease Building through which we terminated our legal relationship and discharged our duties as administrators of the building. Consequently, as of June 30, 2020, we are neither responsible for the Metropolitan’s liabilities associated with the Ground Lease, nor the assets and liabilities associated with the building and its administration. We also made an agreement with the owner of the Ground Lease Building that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Ground Lease Building or to Metropolitan; and (ii) claims from people who have had an accident on the property dated before August 7, 2020. This situation impacted our Consolidated Financial Statements as of June 30,2020.

F) Investment in Condor Hospitality Trust

On July 19, 2019, Condor completed a merger agreement with Nextpoint Hospitality Trust (“NHT”). The acquisition’s closing, originally scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor executed an agreement with NHT to resolve each and every claim between them arising from the aforementioned merger agreement. Pursuant to this agreement, Condor collected a compensation which totalled USD 7.0 million.

On June 29, 2021, one of our subsidiaries exercised a put right through which our subsidiary’s Class E preferred shares, in Condor, plus the unpaid accrued dividends as of June 30, 2021, were converted into common shares, which were issued on July 29, 2021.

As of the date of submission of this form, we directly and indirectly own 3,194,214 common shares, which represent 21.7% of the capital stock of Condor. We are currently evaluating different strategic alternatives to create value for our shareholders.

G) Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	117,547
Property, plant and equipment	47,989
Trading properties	7,690
Intangible assets	36,546
Right-of-use assets	25,853
Investments in associates and joint ventures	48,443
Deferred income tax assets	568
Income tax credit	426
Restricted assets	8,400
Trade and other receivables	70,693
Investments in financial assets	31,643
Derivative financial instruments	368
Inventories	4,712
Group of assets held for sale	55,028
Cash and cash equivalents	145,330
TOTAL ASSETS	601,236
Borrowings	425,321
Lease liabilities	23,696
Deferred income tax liabilities	16,261
Trade and other payables	30,751
Income tax liabilities	596
Provisions	7,095
Employee benefits	624
Derivative financial instruments	624
Salaries and social security liabilities	4,427
Group of liabilities held for sale	28,805
TOTAL LIABILITIES	538,200
TOTAL NET ASSETS	63,036
Non-controlling interest	(62,519)
Result for loss of control	(517)
Recycling of currency translation adjustment and other reserves	(3,505)
Total result for loss of control (*)	(4,022)

(*)	Included within discontinued operations.

H) Distribution of dividends in kind

On October 26, 2020, our shareholders held an Ordinary and Extraordinary ‘Meeting and approved an in kind dividend distribution equivalent to ARS 484 million (representative of ARS 0.84 per share) and payable in shares of IRSA CP. Our shareholders decided to consider IRSA CP’s ‘quoted price per share as of October 23, 2020, which resulted amounted ARS 320 per share. Pursuant to that shareholders’ decision, we distributed 1,512,500 ordinary shares of IRSA CP. We reflected this transaction on our financial statements as a change in equity, which generated a reduction of the equity attributable to the controlling shareholders totalling ARS 725 million restated for inflation as of June 30, 2021. On the date of this form, our interest in IRSA CP amounts to 79.92%.

I) Manibil Sale

On December 22, 2020, we completed the sale of all our holdings in Manibil S.A., a company engaged in the real estate business. Those holdings amounted 217,332,873 ordinary Class B, nominative not endorsable shares, each entitled to 1 vote and with a par value of ARS 1 per share. The shares totalled the 49% of Manibil S.A.’s capital stock. As consideration for this operation, on February 2021, we acquired the right to receive future 953 square meters units located in different residential developments. This operation represents an ARS 37 million gain, as disclosed on our financial statements within the “Other operating results, net” category.

5. Financial risk management and fair value estimates

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The real estate, commercial and/or financial activities of the Group’s subsidiaries have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group’s subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US Dollars. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$, broken down by the functional currencies in which the Company operates for the years ended June 30, 2021 and 2020. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (liability) / asset
Functional currency	June 30, 2021	June 30, 2020
	US$	US$
Argentine Peso	(43,811)	(57,672)
Uruguayan Peso	-	228
Total	(43,811)	(57,444)

IRSA Inversiones y Representaciones Sociedad Anónima

The Group estimates that, other factors being constant, a 10% appreciation of the foreign currency against Argentine Peso at year-end would have an impact in the Statement of Income and Other Comprehensive Income before income tax for the years ended June 30, 2021 and 2020 for an amount of ARS 4,341 (loss) and ARS 5,744 (loss), respectively.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2020 has future exchange contracts pending for an amount of ARS 143, there are no such contracts as of June 30,2021.

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

As of June 30, 2021 and 2020, 96.3% and 95.2% of the Group’s long-term financial loans have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2021 and 2020.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2021 and 2020 in the amount of ARS 2.7 and ARS 46.4, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

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

As of June 30, 2021 and 2020 the total value of Group’s investments in shares of public companies amounts to ARS 976 and ARS 29,116, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2021, of ARS 98 (ARS 2,911 in 2020). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96.4% and 94.2% of the Group’s total trade receivables of the operations center as of June 30, 2021 and 2020, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 3.6% and 5.8% of the Group’s total trade receivables as of June 30, 2021 and 2020, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

The Group monitors current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

IRSA Inversiones y Representaciones Sociedad Anónima

The debt and the derivative positions are continually reviewed to meet current and expected debt requirements. Each operation center maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with each operation center needs, by spreading the repayment dates and extending facilities, as appropriate.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

June 30, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,988	104	1	-	-	3,093
Borrowings (excluding finance leases liabilities)	15,409	40,633	5,695	211	185	62,133
Finance leases obligations	93	87	89	90	1,767	2,126
Derivative Financial Instruments	48	9	-	-	-	57
Total	18,538	40,833	5,785	301	1,952	67,409

June 30, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,331	234	104	329	2	3,000
Borrowings (excluding finance leases liabilities)	57,680	4,931	40,975	98	324	104,008
Purchase obligations	8,554	1,283	886	-	-	10,723
Finance leases obligations	80	74	77	81	1,939	2,251
Derivative Financial Instruments	125	42	9	-	-	176
Total	68,770	6,564	42,051	508	2,265	120,158

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

IRSA Inversiones y Representaciones Sociedad Anónima

The following tables details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

	June 30, 2021	June 30, 2020
Gearing ratio (i)	74.84%	49.57%
Debt ratio (ii)	32.86%	44.42%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

Segment information is reported from the perspective of products and services, considering separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the “Corporate” segment.

Below is the segment information which was prepared as follows:

•	Operations Center in Argentina: Within this operations center, the Group operates in the following segments:

o	The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o	The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.
o	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
o	The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.
o	The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).
o	The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.
o	The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

As of the 2018 fiscal year, the CODM reviews the office business as a single segment and the entertainment business in an aggregate manner and separately from offices, and has been exposed in the “Others” segment.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

IRSA Inversiones y Representaciones Sociedad Anónima

•	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

•	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

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

Until September 2020 the Group used to report its financial performance separately in two Operations Centers. However, as described in Note 1, during September 2020 the Group lost control of IDBD and, then, has reclassified the results of Operations Center in Israel to discontinued operations. As a consequence of the situation described, from October 1, 2020, the Group reports its financial performance through a single Operation Center. Segment information for the previous fiscal years has been recast for the purposes of comparability with the present fiscal year.

•	Operations Center in Israel: as explained previously only includes assets and liabilities.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statements of Income and Other Comprehensive Income for the years ended June 30, 2021, 2020 and 2019:

	June 30, 2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	10,114	(50)	2,945	(31)	12,978
Costs	(3,455)	70	(3,179)	-	(6,564)
Gross profit / (loss)	6,659	20	(234)	(31)	6,414
Net loss from fair value adjustment of investment properties	(7,649)	(121)	-	-	(7,770)
General and administrative expenses	(3,078)	14	-	47	(3,017)
Selling expenses	(1,511)	21	-	-	(1,490)
Other operating results, net	(157)	(20)	107	(16)	(86)
Loss from operations	(5,736)	(86)	(127)	-	(5,949)
Share of loss of associates and joint ventures	(3,988)	(392)	-	-	(4,380)
Segment profit	(9,724)	(478)	(127)	-	(10,329)
Reportable assets	204,883	(1,513)	-	19,412	222,782
Reportable liabilities	-	-	-	(140,058)	(140,058)
Net reportable assets	204,883	(1,513)	-	(120,646)	82,724

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2020
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non- reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	16,731	(90)	4,655	(33)	21,263
Costs	(4,101)	80	(4,851)	-	(8,872)
Gross profit / (loss)	12,630	(10)	(196)	(33)	12,391
Net gain / (loss) from fair value adjustment of investment properties	51,059	(395)	-	-	50,664
General and administrative expenses	(3,371)	20	-	50	(3,301)
Selling expenses	(1,849)	27	-	-	(1,822)
Other operating results, net	17	28	91	(17)	119
Profit / (loss) from operations	58,486	(330)	(105)	-	58,051
Share of profit of associates and joint ventures	10,584	263	-	-	10,847
Segment profit / (loss)	69,070	(67)	(105)	-	68,898
Reportable assets	913,638	(1,040)	-	29,456	942,054
Reportable liabilities	(602,315)	-	-	(155,511)	(757,826)
Net reportable assets	311,323	(1,040)	-	(126,055)	184,228

	June 30, 2019
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	22,613	140)	5,567	(36)	28,004
Costs	(4,773)	102	(5,790)	-	(10,461)
Gross profit / (loss)	17,840	(38)	(223)	(36)	17,543
Net (loss) / gain from fair value adjustment of investment properties	(59,489)	1,258	-	-	(58,231)
General and administrative expenses	(4,176)	24	-	66	(4,086)
Selling expenses	(1,628)	9	-	-	(1,619)
Other operating results, net	(841)	282	119	(30)	(470)
(Loss) / profit from operations	(48,294)	1,535	(104)	-	(46,863)
Share of (loss) of associates and joint ventures	(9,060)	(1,527)	-	-	(10,587)
Segment (loss) / profit	(57,354)	8	(104)	-	(57,450)
Reportable assets	971,842	(915)	-	47,973	1,018,900
Reportable liabilities	(692,205)	-	-	(142,463)	(834,668)
Net reportable assets	279,637	(915)	-	(94,490)	184,232

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 7, ARS 26 and ARS 13,006, as of June 30, 2021, 2020 and 2019, respectively.

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2021, 2020 and 2019:

	June 30, 2021
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,321	2,764	664	921	376	-	68	10,114
Costs	(865)	(226)	(751)	(1,065)	(317)	-	(231)	(3,455)
Gross profit / (loss)	4,456	2,538	(87)	(144)	59	-	(163)	6,659
Net (loss) / gain from fair value adjustment of investment properties	(20,342)	5,381	6,483	-	6	-	823	(7,649)
General and administrative expenses	(1,432)	(387)	(357)	(426)	(56)	(352)	(68)	(3,078)
Selling expenses	(451)	(199)	(684)	(141)	(26)	-	(10)	(1,511)
Other operating results, net	(126)	7	(13)	(12)	(12)	-	(1)	(157)
(Loss) / profit from operations	(17,895)	7,340	5,342	(723)	(29)	(352)	581	(5,736)
Share of (loss) of associates and joint ventures	-	-	(16)	-	(891)	-	(3,081)	(3,988)
Segment (loss) / profit	(17,895)	7,340	5,326	(723)	(920)	(352)	(2,500)	(9,724)

Investment properties and trading properties	54,317	76,925	55,943	-	114	-	2,307	189,606
Investment in associates and joint ventures	-	-	-	-	1,916	-	6,993	8,909
Other operating assets	348	1,325	1,948	2,603	-	8	136	6,368
Operating assets	54,665	78,250	57,891	2,603	2,030	8	9,436	204,883

IRSA Inversiones y Representaciones Sociedad Anónima

From all the revenues corresponding to the Operations Center in Argentina, ARS 9,738 are originated in Argentina, and ARS 376 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 202,044 are located in Argentina and ARS 2,839 in other countries, principally in USA for ARS 2,030 and Uruguay for ARS 801.

	June 30, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	8,915	3,542	1,104	3,036	17	-	117	16,731
Costs	(851)	(207)	(1,008)	(1,870)	(18)	-	(147)	(4,101)
Gross profit / (loss)	8,064	3,335	96	1,166	(1)	-	(30)	12,630
Net (loss) / gain from fair value adjustment of investment properties	(3,162)	34,974	18,293	-	-	-	954	51,059
General and administrative expenses	(1,246)	(332)	(342)	(548)	(165)	(562)	(176)	(3,371)
Selling expenses	(1,065)	(126)	(296)	(345)	-	-	(17)	(1,849)
Other operating results, net	26	(39)	(41)	(30)	-	-	101	17
Profit / (loss) from operations	2,617	37,812	17,710	243	(166)	(562)	832	58,486
Share of profit / (loss) of associates and joint ventures	-	-	-	-	11,080	-	(496)	10,584
Segment profit / (loss)	2,617	37,812	17,710	243	10,914	(562)	336	69,070

Investment properties and trading properties	73,764	94,314	48,321	-	460	-	2,165	219,024
Investment in associates and joint ventures	-	-	799	-	3,011	-	10,119	13,929
Other operating assetsInvestment	412	321	1,131	2,759	-	9	135	4,767
Operating assets	74,176	94,635	50,251	2,759	3,471	9	12,419	237,720

From all the revenues corresponding to the Operations Center in Argentina, included in the segments ARS 16,713 are originated in Argentina and ARS 17 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 233,384 are located in Argentina and ARS 4,336 in other countries, principally in USA for ARS 3,471 and Uruguay for ARS 865.

	June 30, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	12,828	3,362	1,681	4,435	21	-	286	22,613
Costs	(1,166)	(197)	(790)	(2,383)	(9)	-	(228)	(4,773)
Gross profit	11,662	3,165	891	2,052	12	-	58	17,840
Net (loss) / gain from fair value adjustment of investment properties	(60,952)	925	1,091	-	9	-	(562)	(59,489)
General and administrative expenses	(1,420)	(318)	(425)	(738)	(165)	(940)	(170)	(4,176)
Selling expenses	(796)	(148)	(178)	(474)	-	-	(32)	(1,628)
Other operating results, net	(29)	(47)	(429)	172	(36)	-	(472)	(841)
(Loss) / profit from operations	(51,535)	3,577	950	1,012	(180)	(940)	(1,178)	(48,294)
Share of (loss) of associates and joint ventures	-	-	(56)	-	(5,526)	-	(3,478)	(9,060)
Segment (loss) / profit	(51,535)	3,577	894	1,012	(5,706)	(940)	(4,656)	(57,354)

Investment properties and trading properties	75,258	47,405	41,693	-	135	-	1,594	166,085
Investment in associates and joint ventures	-	-	665	-	(10,846)	-	7,353	(2,828)
Other operating assets	466	267	277	2,897	270	6	135	4,318
Operating assets	75,724	47,672	42,635	2,897	(10,441)	6	9,082	167,575

From all the revenues corresponding to the Operations Center in Argentina, included in the segments ARS 21,873 are originated in Argentina, ARS 719 are originated in Uruguay and ARS 21 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the Operations Center in Argentina segments, ARS 177,136 are located in Argentina and ARS (9,561) in other countries, principally in USA for ARS (10,441) and Uruguay for ARS 874 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel where only assets and liabilities are presented for the years ended June 30, 2020 and 2019:

	June 30, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Operating assets	229,718	42,191	210,318	5,072	25,015	163,604	675,918
Operating liabilities	(219,789)	-	(159,326)	-	(164,429)	(58,771)	(602,315)
Operating assets (liabilities), net	9,929	42,191	50,992	5,072	(139,414)	104,833	73,603

	June 30, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Operating assets	455,745	34,566	164,289	34,002	62,238	53,427	804,267
Operating liabilities	(353,800)	-	(127,370)	-	(189,891)	(21,144)	(692,205)
Operating assets (liabilities), net	101,945	34,566	36,919	34,002	(127,653)	32,283	112,062

7. Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	Direct interest of non-controlling interest % (1)	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests

	June 30, 2021
IRSA CP	20.08%	22,652	154,752	13,122	86,269	78,013	5,549
	June 30, 2020
Elron	38.94%	5,072	5,957	765	213	10,051	6,232
PBC	27.60%	119,149	168,831	39,259	178,421	70,300	28,933
Cellcom	53.80%	82,275	119,854	47,142	112,186	42,801	26,916
Mehadrin	56.25%	19,583	26,794	20,959	5,011	20,407	12,220
IRSA CP	19.35%	22,417	194,626	24,667	78,866	113,510	6,142

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	June 30, 2021
IRSA CP	8,092	(22,537)	(22,406)	(604)	1,282	9,754	(17,242)	(6,206)	438
	June 30, 2020
Elron	-	(2,665)	(2,800)	8,321	(1,166)	526	1,313	673	-
PBC	18,490	18,997	18,272	29,418	9,505	35,856	(30,405)	14,956	2,529
Cellcom	84,226	(3,106)	(3,154)	802	22,401	(11,152)	(9,497)	1,752	-
Mehadrin	2,932	159	185	377	369	(105)	(369)	(105)	26
IRSA CP	12,862	27,266	27,644	1,598	7,345	(4,324)	(5,349)	(2,328)	996

IRSA Inversiones y Representaciones Sociedad Anónima

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2021 and 2020 were as follows:

	June 30, 2021	June 30, 2020
Beginning of the year	111,714	53,742
Adjustment previous years (IFRS 9 and IAS 28)	-	(2,972)
Increase in equity interest in associates and joint ventures	-	5,020
Capital contributions	42	4,058
Capital reduction	-	(159)
Decrease of interest in associate (iv)	(43,849)	-
Deconsolidation (i)	(48,443)	43,822
Share of profit / (loss)	(3,035)	13,022
Impairment (iii)	(626)	-
Currency translation adjustment	(3,579)	76
Dividends	-	(2,734)
Other comprehensive income	(54)	(1,869)
Reclassification to held-for-sale	-	(3,109)
Others	(12)	(5)
Incorporation by business combination	-	2,822
End of the year (ii)	12,158	111,714

(i)	See Note 4.
(ii)	Includes ARS (7) and ARS (26) reflecting interests in companies with negative equity as of June 30, 2021 and 2020, respectively, which are disclosed in “Provisions” (see Note 19).
(iii)	Corresponds to investment in TGLT S.A.
(iv)	Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2021 and 2020, as well as the Group’s share of the comprehensive results of these companies for the years ended on June 30, 2021, 2020 and 2019:

	% ownership interest			Value of Group’s interest in equity		Group’s interest in comprehensive income / (loss)
Name of the entity	June 30, 2021	June 30, 2020	June 30, 2019	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2019
Associates
New Lipstick	49.96%	49.96%	49.96%	218	701	(480)	11,465	(4,805)
BHSA (1)	29.91%	29.91%	29.91%	5,361	6,118	(756)	(571)	(3,621)
Condor (2)	18.89%	18.89%	18.89%	1,620	2,224	(414)	180	59
PBEL	N/A	45.00%	45.40%	-	-	-	-	(176)
Shufersal (4)	N/A	26.02%	26.02%	-	42,223	24	7,834	446
Mehadrin	N/A	N/A	45.41%	-	-	-	-	(167)
Gav-Yam	N/A	34.90%	N/A	-	40,970	39	(1,181)	-
Quality (3)	50.00%	50.00%	50.00%	2,927	3,156	(259)	278	(876)
La Rural SA	50.00%	50.00%	50.00%	169	305	(135)	153	216
TGLT (5)	27.82%	30.20%	N/A	937	3,093	(2,157)	(174)	-
Other joint ventures	N/A	N/A	N/A	926	12,924	(2,476)	(4,886)	(2,062)
Total associates and joint ventures				12,158	111,714	(6,614)	13,098	(10,986)

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Loss for the year	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (10)	(*) (41)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) (2,528)	(***) 17,276
Condor	EE.UU.	Hotel	2,245,100	(*) 232	(*) (178)	(*) 54
Quality	Argentina	Real estate	225,146,012	450	(518)	5,760
La Rural SA	Argentina	Organization of events	714,498	1	(64)	378
TGLT (5)	Argentina	Real estate	257,320,997	925	(4,625)	4,311

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is 9.47 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	Condor is an investment company focused on US hotels. The price of its shares as of June 30, 2021 is US$ 6.07 per share.
(3)	Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(4)	Shufersal is a company that has supermarkets and pharmacies in Israel, the market price of the share is NIS 22,59 as of June 30, 2020.
(5)

On March 31, 2021 IRSA CP transferred to PointArgentum MasterFund LP, 1,478,788 ADS from TGLT S.A. (equivalent to 22,181,818 ordinary shares) in accordance with the provisions of the share subscription carried out in August 2019. As a consequence of this transaction, IRSA CP’s participation in TGLT S.A. it went from 30.20% to 27.82%

(*)	Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)	Amounts in millions of NIS.
(***)	The balances as of June 30, 2021 correspond to the Financial Statements of BHSA prepared in accordance with BCRA standards.

IRSA Inversiones y Representaciones Sociedad Anónima

New Lipstick:

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognised the liability associated to the Ground Lease, as well as all assets and liabilities associated to the building and the administration as of June 30, 2020. Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

TGLT S.A.:

During the previous fiscal year, TGLT S.A. and the Company entered into a recapitalization agreement, based on which IRSA CP increased its holding in TGLT S.A. reason why it began to be considered an associate company.

During the current fiscal year, TGLT S.A. has yielded significant losses and its business is being affected by different factors related to the context in which it finds itself. Therefore, the Company decided to re-evaluate the recoverability of this asset.

For this reason and considering that the events are public and have been openly disclosed to the market, it is considered that the market value of the shares is more suitable indicator to determine the value of this holding. This determination implied that an impairment was recognized in the net investment in TGLT S.A. of $ 626 million in addition to the result from proportional valuation.

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
As of 06.30.21
Associates
BHSA	114,759	71,092	156,405	11,661	17,785	29.91%	5,319	42	5,361
Joint ventures
Quality Invest (ii)	5	8,842	100	2,987	5,760	50.00%	2,880	47	2,927

As of 06.30.20
Associates
BHSA	115,457	65,503	153,639	6,954	20,367	29.91%	6,092	26	6,118
Gav-Yam	63,028	249,149	29,726	176,864	105,587	34.90%	36,850	4,120	40,970
Shufersal	110,169	280,922	138,032	194,095	58,964	26.02%	15,342	26,881	42,223
Joint ventures
Quality Invest (ii)	6	8,299	131	1,956	6,218	50.00%	3,109	47	3,156

IRSA Inversiones y Representaciones Sociedad Anónima

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
As of 06.30.21 (i)
Associates
BHSA	29,257	(2,528)	(2,528)	-	4,318	(129)	(28,139)	(23,950)
Joint ventures
Quality Invest (ii)	45	(518)	(518)	-	(59)	(4)	63	-
As of 06.30.20 (i)
Associates
BHSA	19,576	(1,911)	(1,911)	-	6,993	56	(5,204)	1,845
Gav-Yam	17,350	10,161	8,195	5,388	7,639	(8,596)	23,835	22,878
Shufersal	327,436	7,579	6,759	2,155	32,855	(4,069)	(20,717)	8,069
Joint ventures
Quality Invest (ii)	27	556	556	-	(134)	-	134	-

(i)	Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)

In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of ARS 40 million, payable in two installments of ARS 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to ARS 76 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance. On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents: 1) CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing the same Quality will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015 The amount owed (already checked and agreed between the parties) is ARS 18,926,541. and the execution of the works are described, detailed and carried out. 2) COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS and that they are part of its annexes. In return, the certifications owed will be paid as follows: The total is for ARS 26,085,086: ARS 15,000,000.- are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2021, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of ARS 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders’ Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2021, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2021 and 2020 amounted to ARS 6,734, ARS 8,911, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 7 years as the horizon for the projection of BHSA cash flows.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 14.02% in 2021 and 13.82% in 2020.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 625 for 2021 and of ARS 805 for 2020.

The estimated value in use overcomes the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

IRSA Inversiones y Representaciones Sociedad Anónima

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

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court's judgment were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice.

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

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2021 and 2020 were as follows:

	June 30, 2021		June 30, 2020
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	109,543	232,233	59,942	441,012
Adjustments previous years (IFRS 16)	-	-	-	640
Additions	274	762	5,439	2,761
Capitalized leasing costs	13	9	6	24
Amortization of capitalized leasing costs (i)	(7)	(6)	(9)	(14)
Transfers / Reclassification to assets held for sale	(530)	-	6,836	(43,229)
Incorporation by business combination	-	-	-	366
Deconsolidation (ii)	-	(117,547)	(2,544)	(234,081)
Disposals	(21,426)	-	(2,613)	(20,145)
Currency translation adjustment	(12)	(12,356)	20	80,301
Net gain / (loss) from fair value adjustment	5,737	(13,535)	42,466	4,598
Fair value at the end of the year	93,592	89,560	109,543	232,233

(i)	Amortization charges of capitalized leasing costs were included in “Costs” in the Consolidated Statements of Income and Other Comprehensive Income (Note 24).
(ii)	As of June 30, 2021 corresponds to IDBD and as of June 30,2020 ARS 2,544 corresponds to La Maltería and ARS 234,081 to Gav-Yam.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is the balance by type of investment property of the Group as of June 30, 2021 and 2020:

	30.06.2021	30.06.2020
Rental properties	125,506	289,412
Undeveloped parcels of land	54,183	41,356
Properties under development	3,463	11,008
TOTAL	183,152	341,776

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to ARS 1,727, ARS 27,290 as June 30, 2021 and 2020, respectively.

The following amounts have been recognized in the Consolidated Statements of Income and Other Comprehensive Income:

	06.30.2021	06.30.2020	06.30.2019
Rental and services income	11,034	17,131	21,937
Direct operating expenses	(4,430)	(12,141)	(12,156)
Development reimbursements / (expenses)	114	169	(131)
Net realized gain from fair value adjustment of investment properties (i) (ii)	10,821	1,703	-
Net unrealized (loss) / gain from fair value adjustment of investment properties	(18,591)	48,961	(58,231)

(i)

As of June 30, 2021 it includes ARS 5,434 for the sale of Boston Tower, ARS 5,368 for the sale of Bouchard 710 and ARS 19 for the sale of garages in Bouchard 557. As of June 30, 2020 it includes ARS 5 and ARS 541 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction related to Caballito Ferro land, ARS 861 for the sale of floors 10th and 11th of the office building “200 Della Paolera”, and ARS 296 for the deconsolidation of La Maltería SA.

(ii)

As of June 30, 2021, ARS (1,556) corresponds to the result for changes in the fair value realized for the year ((ARS 1,071) from the sale of Torre Boston, (ARS 470) from the sale of Bouchard 710 and (ARS 15) from the sale of garages in Bouchard 557) and ARS 12,377 from the result of changes in the fair value made in previous years (ARS 6,506 from the Boston Tower sale and ARS 5,837 from the Bouchard 710 sale and 34 from the sale of garages in Bouchard 557). As of June 30, 2020, ARS 1,000 corresponds to net realized gain from fair value on investment properties for the year (ARS 139 from the sale of Caballito Ferro land and ARS 861 from the sale of the “200 Della Paolera” building) and ARS 703 net realized gain from fair value on investment properties in previous years (ARS 407 attributable to the Caballito Ferro land and ARS 296 to the deconsolidation of La Maltería S.A.).

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

The Group has a team which reviews the appraisals performed by the independent appraisers (the “review team”). The review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. The Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

During the annual investment property valuation process, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties.

In this sense, the shopping malls were the most affected by the aforementioned circumstances, taking into account the size of their plots and their unique and strategic locations, considering an alternative potential realization market.

The impact of the pandemic and the long-term closure of shopping malls led to a reconsideration of the possibility of mixed uses in the buildable potentials of such shopping malls, seeking a new centrality and enhancing the attractiveness in replacement of anchor stores.

On the other hand, the analysis of opening towards its surroundings and the generation of open spaces produced a new distribution of the value of the existing square meters, producing a change of focus on how to maximize said surplus square meters.

This led to reevaluate the analysis of the value of surplus square meters that were potentially marketable, (being that historically they were the most profitable), to reconvert them to other complementary uses. The buildable potentials analyzed have unique, irreplaceable locations, with high potentials, feasible realization and very attractive from an economic point of view. As a data, the value of construction during 2020 improved the relationship of the construction cost and its future sale speculation of square meters.

The buildable potentials identified in this fiscal year are related to the following shopping malls and are valued in accordance with the methodology established for the rest of the Level 2 properties:

1.	Patio Bullrich, CABA
2.	Alto Palermo, CABA
3.	Córdoba Shopping, Córdoba
4.	Alto Rosario, Rosario, Santa Fe.

Valuation techniques used for the estimation of fair value of the investment property

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, in order to maximize the use of observable information available for the determination of fair value.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

•

Future projected income flow based on the current locations, type and quality of the properties, supported by the rental contracts that the Company has signed with its tenants. Because the Company’s income arises from the higher value between a Minimum Insured Fixed Value (“VMA”) and a percentage of the sales of the tenants in each Shopping Mall, estimates of the evolution of GDP and Inflation of the Argentine economy provided by external consultants to estimate the evolution of tenant sales, which present a high correlation with these macroeconomic variables. Said macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) aimed at local and foreign specialized analysts in order to allow a systematic monitoring of the main macroeconomic forecasts in the short and medium term on the evolution of the Argentine economy.

IRSA Inversiones y Representaciones Sociedad Anónima

•

The income from all Shopping Malls was considered to grow with the same elasticity in relation to the evolution of the GDP and the projected inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them.

•	Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
•	Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.
•	The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
•

Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

•	The estimation of the WACC discount rate was determined according to the following components:

a)	United State Governments Bonds risk-free rate;
b)	Industry beta, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
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

For offices, other rental properties, plot of lands and buildable potentials the valuation was determined using transactions of comparable market assets, since the market for offices and land banks in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to reflect differences in key attributes such as location, property size and quality of interior fittings (incidence adjustments). The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 34).

From the previous year, it is observed that the purchase and sales transactions for office buildings may be settled in Argentine Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. Consequently, the most probable scenario is that any sale of office buildings/reserves be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group prior to and after the closing of these financial statements. Therefore, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

•	The provisions of the construction contract.
•	The stage of completion.
•	Whether the project / property is standard (typical for the market) or non-standard.
•	The level of reliability of cash inflows after completion.
•	The specific development risk of the property.
•	Previous experience with similar constructions.
•	Status of construction permits.

IRSA Inversiones y Representaciones Sociedad Anónima

There were no changes in the valuation techniques during the year.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.21 (i)		06.30.20 (i)		06.30.19 (i)
Description	Valuation technique	Parameters	Range fiscal year 2021 / 2019	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls in Argentina (Level 3)	Discounted cash flows	Discount rate	13.53% / 12.10%	(3,840)	4,589	(6,387)	7,821	(4,906)	6,118
		Growth rate	2.4% / 3.0%	1,759	(1,472)	3,045	(2,486)	2,307	(1,850)
		Inflation	(*)	8,171	(6,740)	13,296	(10,938)	4,296	(3,932)
		Devaluation	(*)	(4,357)	5,325	(6,181)	7,555	(4,559)	5,571
Plot of land in Argentina (Level 3)	Comparable with incidence adjustment	Value per square meter (m2)	ARS 47,427 / (ARS 21,497)	3,493	(3,493)	3,243	(3,243)	2,007	(2,007)
		% of incidence	30% / (30%)	11,644	(11,644)	10,808	(10,808)	6,696	(6,696)

(*) Fiscal year 2021: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 116.94 (corresponding to the year ended June 30, 2022) and arriving at ARS 376.56. In the long term, a nominal devaluation rate of 27.5% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.1% (corresponding to the year ended June 30, 2022) and stabilizes at 30.0% after 5 years.Fiscal year 2020: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 86.21 (corresponding to the year ended June 30, 2021) and arriving at ARS 243.89. In the long term, a nominal devaluation rate of 21.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2021) and stabilizes at 23.2% after 5 years.

Fiscal year 2019: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 48.47 (corresponding to the year ended June 30, 2020) and arriving at ARS 72.16. In the long term, a nominal devaluation rate of 5.7% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.5% (corresponding to the year ended June 30, 2020) and stabilizes at 8% after 5 years.

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 10% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

We own an important property of more than 70 hectares, which we acquired in 1997, facing the Río de la Plata on the Costanera Sur, south of Puerto Madero, 10 minutes from downtown Buenos Aires, originally called “Solares de Santa María” which we have renamed “Costa Urbana”. We intend to create a mixed-use development including residential complexes, offices, stores, hotels, sports clubs and service areas (schools, supermarkets and parking spaces).

After some unsuccessful approval attempts with the City of Buenos Aires Government and its Legislature, and after new negotiations carried out in recent years, we have signed a new agreement with the Executive Power of the City of Buenos Aires under the “Urban Agreement” modality framed within Decree No. 475 published on December 30, 2020, by means of which it approved the regulation of article 10.9. “Urban Agreements” of Law No. 6099 (text consolidated by Law No. 6347). According to article 10.9 of the Urban Code, these agreements are contracts entered into between the owner of a land/property and the Executive Power, which imply a regulatory change that must be approved by the City of Buenos Aires Legislature. Under this modality, a new urbanization project was proposed, in which more than 67% of the property’s surface is destined for public use, maintaining the original “FOT 1” that implies a capacity to develop more than 895,000 sqm. The Bill was raised for treatment in the first reading on the Legislature premises and it was approved without abstentions on August 19, 2021 by 36 votes out of a total of 55. As part of the approval process, it has been set a date for the non-binding Public Hearing on October 15, 2021 to later celebrate the treatment in second reading for final legislative approval.

The accounting valuation as of June 30, 2021 does not reflect any of these potential changes, valuing the land with the same methodology as in previous years.

IRSA Inversiones y Representaciones Sociedad Anónima

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2021 and 2020 were as follows:

	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total
Net book amount at the June 30, 2019	-	6,011	1,149	32,439	8,322	47,921
Costs	-	15,969	3,630	137,142	18,363	175,104
Accumulated depreciation	-	(9,958)	(2,481)	(104,703)	(10,041)	(127,183)
Balances at June 30, 2019	-	6,011	1,149	32,439	8,322	47,921
Additions	54	677	99	5,132	2,556	8,518
Disposals	-	(93)	(8)	(4,802)	(62)	(4,965)
Incorporation by business combination	6,044	2,424	566	-	140	9,174
Deconsolidation	-	(635)	(892)	-	(66)	(1,593)
Reclassification to assets assets held for sale	-	(412)	-	-	-	(412)
Currency translation adjustment	468	732	287	5,335	1,927	8,749
Transfers	-	(368)	(23)	566	(566)	(391)
Depreciation charges (ii)	(27)	(598)	(120)	(6,956)	(2,630)	(10,331)
Net book amount at the June 30, 2020	6,539	7,738	1,058	31,714	9,621	56,670
Costs	14,268	18,140	6,734	151,598	19,364	210,104
Accumulated depreciation	(7,729)	(10,402)	(5,676)	(119,884)	(9,743)	(153,434)
Balances at June 30, 2020	6,539	7,738	1,058	31,714	9,621	56,670
Additions	55	202	64	581	754	1,656
Disposals	-	(28)	(7)	(55)	-	(90)
Deconsolidation	(6,102)	(4,285)	(795)	(28,322)	(8,485)	(47,989)
Reclassification to assets assets held for sale	-	(28)	-	-	-	(28)
Currency translation adjustment	(464)	(343)	(61)	(2,286)	(682)	(3,836)
Transfers	-	989	-	-	-	989
Depreciation charges (ii)	(28)	(428)	(89)	(1,632)	(1,049)	(3,226)
Net book amount at the June 30, 2021	-	3,817	170	-	159	4,146
Costs	-	7,076	2,513	-	578	10,167
Accumulated depreciation	-	(3,259)	(2,343)	-	(419)	(6,021)
Balances at June 30, 2021	-	3,817	170	-	159	4,146

(i)	Includes furniture and fixtures and vehicles.

(ii)

As of June 30, 2021 and 2020, depreciation charges of property, plant and equipment were recognized: ARS 244 and ARS 337 in "Costs", ARS 100 and ARS 211 in "General and administrative expenses" and ARS 5 and ARS 8 in "Selling expenses", respectively in the Consolidated Statements of Income and Other Comprehensive Income (Note 24). Likewise, a charge of ARS 2,807 and 9,775 has been made in “Discontinued operations” as of June 30, 2021 and 2020, respectively.

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2021 and 2020 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2019	4,033	3,596	4,927	12,556
Additions	36	2,604	846	3,486
Deconsolidation	-	(233)	-	(233)
Currency translation adjustment	452	47	817	1,316
Transfers	1,859	(1,486)	(50)	323
Disposals	(3,340)	(3,282)	(53)	(6,675)
At June 30, 2020	3,040	1,246	6,487	10,773
Additions	-	408	397	805
Desconsolidation	(2,128)	(142)	(5,420)	(7,690)
Currency translation adjustment	(195)	(126)	(373)	(694)
Transfers	194	(194)	-	-
Disposals	(790)	(390)	(256)	(1,436)
At June 30, 2021	121	802	835	1,758

	June 30, 2021	June 30, 2020
Non-current	1,644	7,294
Current	114	3,479
Total	1,758	10,773

(i)

Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group’s borrowings. The net book value amounted to ARS 801 and ARS 865 as of June 30, 2021 and 2020, respectively. Additionally, the Group has contractual obligations not provisioned related to these plots of lands committed when certain properties were acquired or real estate projects were approved, and amount to ARS 906 andARS 1,039, respectively. During 2021, infrastructure works have been started in the a and b sector and it is estimated to be complete by the end of 2021 and the beginning of 2022, together with the delivery of the units built in tower 1 by the barterer, this allows us to give better access to the area that will help advance the development that is taking place in the area.

IRSA Inversiones y Representaciones Sociedad Anónima

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2021 and 2020 were as follows:

	Year ended June 30, 2021
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance at June 30, 2019	9,853	9,789	3,457	4,733	5,729	4,895	38,456
Costs	9,853	10,609	14,219	30,459	9,691	12,934	87,765
Accumulated amortization	-	(820)	(10,762)	(25,726)	(3,962)	(8,039)	(49,309)
Net book amount at June 30, 2019	9,853	9,789	3,457	4,733	5,729	4,895	38,456
Additions	-	-	-	-	2,318	4,453	6,771
Disposals	-	-	-	(27)	(206)	(96)	(329)
Deconsolidation	(4,895)	-	-	-	(33)	-	(4,928)
Incorporation by business combination	-	-	-	57	29	-	86
Currency translation adjustment	3,518	1,852	597	648	1,023	1,038	8,676
Amortization charges (i)	-	(183)	(419)	(1,694)	(2,517)	(2,187)	(7,000)
Balance at June 30, 2020	8,476	11,458	3,635	3,717	6,343	8,103	41,732
Costs	8,476	12,649	16,956	35,644	11,888	20,071	105,684
Accumulated amortization	-	(1,191)	(13,321)	(31,927)	(5,545)	(11,968)	(63,952)
Net book amount at June 30, 2020	8,476	11,458	3,635	3,717	6,343	8,103	41,732
Additions	-	-	-	28	444	1,703	2,175
Disposals	-	-	-	-	(111)	-	(111)
Deconsolidation	(8,479)	(10,614)	(3,292)	(3,141)	(4,654)	(6,366)	(36,546)
Impairment	(40)	-	-	-	-	-	(40)
Currency translation adjustment	178	(816)	(260)	(272)	(707)	(598)	(2,475)
Amortization charges (i)	-	(28)	(83)	(332)	(1,110)	(782)	(2,335)
Balance at June 30, 2021	135	-	-	-	205	2,060	2,400
Costs	135	-	-	-	789	2,368	3,292
Accumulated amortization	-	-	-	-	(584)	(308)	(892)
Net book amount at June 30, 2021	135	-	-	-	205	2,060	2,400

(i)

Amortization charge was recognized in the amount of ARS 21 and ARS 98 under "Costs", in the amount of ARS 101 and ARS 6 under "General and administrative expenses" as of June 30, 2021 and 2020, respectively and ARS 2 under "Selling expenses" as of June 30, 2020 in the Consolidated Statements of Income and Other Comprehensive Income (Note 24). Likewise, ARS 2,213 and ARS 6,894has been charged to the result of discontinued operations as of June 30, 2021 and 2020, respectively.

13. Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2021 and June 30, 2020:

	June 30, 2021	June 30, 2020
Real Estate	11	6,182
Telecommunications	-	16,528
Machinery and equipment	4	20
Others	796	7,098
Total Right-of-use assets	811	29,828
Non-current	811	29,828
Total	811	29,828

Changes in the Group´s rights of use during the fiscal years ended June 30, 2021 and 2020, were as follows:

	June 30, 2021	June 30, 2020
Beginning of the year	29,828	-
IFRS 16 inicial adjustments	-	21,214
Additions (i)	889	12,153
Disposals	(83)	-
Transfer	-	237
Amortization charges	(1,912)	(7,076)
Deconsolidation	(25,853)	(63)
Currency translation adjustment	(2,058)	3,363
Total	811	29,828

(i)	includes incorporation by business combination.

IRSA Inversiones y Representaciones Sociedad Anónima

Depreciation charge for rights of use is detailed below:

	June 30, 2021	June 30, 2020
Real Estate	1,292	808
Telecommunications	296	4,739
Others	324	1,529
Total depreciation of right-of-use assets (i)	1,912	7,076

(ii)	Includes ARS 1,824 and ARS 7,015 charged to the result of discontinued operations as of June 30, 2021 and 2020 respectively.

Other charges to income related to rights of use were as follows:

	June 30, 2021	June 30, 2020
Right-of-use interests	(279)	(765)
Results from short-term leases	(36)	(57)

The average discount rate and the term of liability for lease recognized as of June 30, 2021 are detailed below:

Average discount rate	Maturity date
10.61%	2023-2041

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

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2021 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non- financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2021
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	7,231	-	-	-	7,231	4,942	12,173
Investments in financial assets:
- Public companies’ securities	-	976	-	-	976	-	976
- Bonds	-	2,711	-	-	2,711	-	2,711
- Others	10	639	-	48	697	-	697
Cash and cash equivalents:
- Cash at bank and on hand	1,128	-	-	-	1,128	-	1,128
- Short-term investments	-	803	-	-	803	-	803
Total assets	8,369	5,129	-	48	13,546	4,942	18,488

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non- financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2021
Liabilities as per Statements of Financial Position
Trade and other payables	2,884	-	-	-	2,884	3,606	6,490
Borrowings (excluding finance leases)	62,133	-	-	-	62,133	-	62,133
Derivative financial instruments:
- Swaps	-	-	57	-	57	-	57
Total liabilities	65,017	-	57	-	65,074	3,606	68,680

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non- financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2020
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	74,133	-	-	-	74,133	22,004	96,137
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	862	345	-	1,207	-	1,207
- Private companies’ securities	-	-	-	4,369	4,369	-	4,369
- Deposits	1,437	92	-	-	1,529	-	1,529
- Bonds	-	13,868	2,169	-	16,037	-	16,037
- Investments in financial assets with quotation	-	9,760	1,217	348	11,325	-	11,325
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	194	-	194	-	194
- Others	93	-	30	213	336	-	336
Restricted assets (i)	12,136	-	-	-	12,136	-	12,136
Financial assets available for sale:	-	-	-	-	-	-	-
- Clal	-	5,072	-	-	5,072	-	5,072
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	37,059	-	-	-	37,059	-	37,059
- Short term investments	94,064	4,596	-	-	98,660	-	98,660
Total assets	218,922	34,250	3,955	4,930	262,057	22,004	284,061

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non- financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2020
Liabilities as per Statements of Financial Position
Trade and other payables	37,529	-	-	-	37,529	10,296	47,825
Borrowings (excluding finance leases)	564,991	-	-	-	564,991	-	564,991
Derivative financial instruments:	-
- Foreign-currency future contracts	-	-	207	-	207	-	207
- Others	-	-	1,436	30	1,466	-	1,466
- Forwards	-	-	92	-	92	-	92
Total liabilities	602,520	-	1,735	30	604,285	10,296	614,581

(i)	The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20).

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee, and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments Disclosures”. Therefore, finance leases have been shown separately.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2021			As of June 30, 2020
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	9,282	(2,051)	7,231	77,448	(3,315)	74,133
Financial liabilities
Trade and other payables	4,935	(2,051)	2,884	40,844	(3,315)	37,529

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2021
Interest income (i)	360	-	360
Interest expense (i)	(6,409)	-	(6,409)
Interest expense on lease liabilities (i)	(97)	-	(97)
Foreign exchange gains, net (i)	7,020	-	7,020
Dividend income (i)	1	-	1
Loss from repurchase of negotiable obligations (i)	(95)	-	(95)
Fair value gain on financial assets at fair value through profit or loss (i)	-	5,318	5,318
Interest generated by operating credits	97	-	97
Gain on derivative financial instruments, net (i)	-	(452)	(452)
Other finance costs (i)	(866)	-	(866)
Total financial instruments	11	4,866	4,877

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income (i)	299	-	299
Interest expense (i)	(8,607)	-	(8,607)
Interest expense on lease liabilities (i)	(81)	-	(81)
Foreign exchange gains, net (i)	(9,383)	-	(9,383)
Dividend income	21	-	21
Gain from repurchase of negotiable obligations (i)	139	-	139
Fair value gain on financial assets at fair value through profit or loss (i)	-	505	505
Interest generated by operating credits	254	-	254
Gain on derivative financial instruments, net (i)	-	(549)	(549)
Other finance costs (i)	(563)	-	(563)
Total financial instruments	(17,921)	(44)	(17,965)

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2019
Interest income (i)	260	-	260
Interest expense (i)	(6,667)	-	(6,667)
Foreign exchange gains, net (i)	1,507	-	1,507
Dividend income	21	-	21
Fair value gain on financial assets at fair value through profit or loss (i)	-	1,026	1,026
Interest generated by operating credits	369	-	369
Gain on derivative financial instruments, net (i)	-	837	837
Other finance costs (i)	(520)	-	(520)
Total financial instruments	(5,030)	1,863	(3,167)

(i)	Included within “Financial results, net“ in the Consolidated Statements of Income and Other Comprehensive Income.

The following table presents the changes in Level 3 financial instruments as of June 30, 2021 and 2020:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ securities	nvestments in financial assets - Others	Derivative financial instruments	Total
Balances at June 30, 2019	(104)	3,920	2,202	204	6,222
Additions and acquisitions	-	53	-	-	53
Transfer between levels	-	-	-	527	527
Currency translation adjustment	(10)	714	158	368	1,230
Write off	-	-	(1,467)	(916)	(2,383)
Gain / (loss) for the year (i)	84	(318)	(545)	30	(749)
Balances at June 30, 2020	(30)	4,369	348	213	4,900
Currency translation adjustment	-	-	(4)	-	(4)
Deconsolidation	30	(4,369)	(305)	(213)	(4,857)
Gain for the year (i)	-	-	9	-	9
Balances at June 30, 2021	-	-	48	-	48

(i)	Included within “Financial results, net” in the Consolidated Statements of Income and Other Comprehensive Income.

During the fiscal year ended June 30, 2020, derivative financial instruments were transferred from level 1 to level 3. During the fiscal year ended June 30, 2021, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Promissory note	Theoretical price	Price of the underlying (Market price) and volatility of the share (historical) and market interest rate (Libor Curve).	Level 3	Price of the underlying 3 to 4. Volatility of the share 57% to 77%. Market interest rate 0.75% to 1.25%
Investments in financial assets - Other private companies’ securities (*)	Cash flow / NAV - Theoretical price

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

As of June 30, 2021, there are no changes in economic or business circumstances that affect the fair value of the Group’s financial assets and liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

15. Trade and other receivables

Group’s trade and other receivables as of June 30, 2021 and 2020 were as follows:

	June 30, 2021	June 30, 2020
Sale, leases and services receivables	4,593	57,756
Less: Allowance for doubtful accounts	(851)	(5,610)
Total trade receivables	3,742	52,146
Prepaid expenses	805	20,271
Borrowings, deposits and others	3,669	15,064
Advances to suppliers	950	1,516
Tax receivables	1,166	1,208
Others	990	322
Total other receivables	7,580	38,381
Total trade and other receivables	11,322	90,527
Non-current	2,847	34,738
Current	8,475	55,789
Total	11,322	90,527

Book amounts of Group’s trade and other receivables in foreign currencies are detailed in Note 31.

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

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	June 30, 2021	June 30, 2020
Beginning of the year	5,610	3,985
Additions (i)	755	1,544
Recovery (i)	(229)	(164)
Currency translation adjustment	(276)	1,597
Deconsolidation	(4,643)	(30)
Receivables written off during the year as uncollectable	(28)	(1,077)
Transfer to assets held for sale	-	(30)
Incorporation by business combination	-	27
Inflation adjustment	(338)	(242)
End of the year	851	5,610

(i)	The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statements of Income and Other Comprehensive Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

IRSA Inversiones y Representaciones Sociedad Anónima

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2021 and 2020 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Past due							Additions / (reversals) for
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation	doubtful accounts
Leases and services	338	247	657	2,313	835	4,390	95.58%	(194)
Consumer financing	-	-	-	-	16	16	0.35%	-
Sale of properties and developments	-	-	-	187	-	187	4.07%	-
Total as of June 30, 2021	338	247	657	2,500	851	4,593	100.00%	(194)

Leases and services	584	84	131	3,482	1,044	5,325	9.22%	(128)
Consumer financing	-	-	-	-	24	24	0.04%	14
Sale of properties and developments	284	8	8	1,068	2	1,370	2.37%	-
Sale of communication equipment	-	-	-	20,538	703	21,241	36.78%	-
Agricultural products	2,352	397	183	1,741	30	4,703	8.14%	-
Telecommunication services	2,230	-	671	18,385	3,807	25,093	43.45%	(589)
Total as of June 30, 2020	5,450	489	993	45,214	5,610	57,756	100.00%	(703)

16. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2021, 2020 and 2019:

	Note	06.30.2021	06.30.2020	06.30.2019
(Loss) / profit for the year		(37,591)	35,651	(57,634)
Loss for the year from discontinued operations		8,923	4,947	2,380
Adjustments for:				-
Income tax	18	21,673	10,065	(6,760)
Amortization and depreciation	20	642	716	560
Net gain / (loss) from fair value adjustment of investment properties		7,770	(50,664)	58,231
Share-based compensation		-	-	94
Impairment of goodwill		-	-	277
Impairment of properties for sale		-	-	69
Gain from disposal of associates		(37)	-	225
Financial results, net		(6,609)	19,737	2,888
Provisions and allowances		281	1,251	1,369
Share of (profit) /loss of associates and joint ventures	7	4,380	(10,847)	10,587
Changes in operating assets and liabilities:				-
Decrease in inventories		26	6	34
Increase in trading properties		(28)	(592)	(1,308)
Increase in restricted assets		-	(1,750)	-
Decrease / (Increase) in trade and other receivables		1,514	2,854	(69)
Decrease in trade and other payables		(2,543)	(458)	(1,820)
Increase / (decrease) in salaries and social security liabilities		53	(290)	(195)
Decrease in provisions		(108)	(798)	(118)
Net cash (used in) / generated by continuing operating activities before income tax paid		(1,654)	9,828	8,810
Net cash generated by discontinued operating activities before income tax paid		3,401	37,880	33,916
Net cash generated by operating activities before income tax paid		1,747	47,708	42,726

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	June 30, 2021	June 30, 2020	June 30, 2019
Investment properties	117,547	233,714	(14,634)
Property, plant and equipment	47,989	(7,581)	(96,187)
Trading properties	7,690	233	-
Intangible assets	36,546	4,842	(20,666)
Investments in associates and joint ventures	48,443	3,781	(1,220)
Deferred income tax assets	568	-	-
Restricted assets	8,400	321	(305)
Income tax and MPIT credit	426	66	-
Trade and other receivables	70,693	(13,598)	(39,759)
Right-of-use assets	25,853	(5,973)	-
Investments in financial assets	31,643	20,343	(9,506)
Derivative financial instruments	368	(56)	(77)
Inventories	4,712	(3,760)	(19,691)
Group of assets held for sale	55,028	-	-
Borrowings	(425,321)	(132,296)	70,300
Lease liabilities	(23,696)	-	-
Deferred income tax liabilities	(16,261)	(30,349)	9,338
Trade and other payables	(30,751)	3,474	76,590
Lease liabilities	-	3,120	-
Provisions	(7,095)	86	1,442
Employee benefits	(624)	161	4,188
Derivative financial instruments	(624)	-	-
Salaries and social security liabilities	(4,427)	207	7,979
Salaries and social security liabilities	(28,805)	-	-
Income tax expense	(596)	(161)	24
Net value of incorporated assets that do not affect cash	(82,294)	76,574	(32,184)
Cash and cash equivalents	(145,330)	(9,017)	(18,550)
Non-controlling interest	(62,519)	76,219	24,477
Goodwill	-	(565)	246
Net value of assets incorporated / intended for sale	(290,143)	143,211	(26,011)
Seller Financed Amount	-	-	(126)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	(290,143)	143,211	(26,137)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2021, 2020 and 2019:

	06.30.2021	06.30.2020	06.30.2019
Decrease of associates and joint ventures through a decrease of shareholders’ equity	-	3,111	-
Increase of investment properties through a decrease of financial assets	-	418	-
Increase of properties for sale through an increase in borrowings	61	18	26
Increase of property, plant and equipment through an increase of trade and other payables	-	1,110	1,282
Increase of intangible assets through an increase of trade and other payables	-	742	496
Distribution of dividends in shares	727	885	3,922
Increase in property, plant and equipment through increased borrowings	-	-	9
Registration of investment properties through a decrease in credits for trade and other receivables	-	42	863
Issuance of NCN	-	32	5,038
Decrease of property, plant and equipment through an increase of receivables and tax debts	83	-	-
Distribution of dividends to non-controlling interest pending payment	-	2,645	(511)
Decrease of in investments in associates and joint ventures through a decrease in borrowings	-	-	13
Decrease in borrowings through a decrease in financial assets	-	3,686	-
Increase in investment properties through an increase in trade and other payables	-	1,068	1,058
Increase of investment properties through an increase of borrowings	407	151	330
Increase in rights of use through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	-	21,214	-
Increase in rights of use through an increase in lease liabilities	-	12,153	-
Increase of rights of use through a decrease of property, plant and equipment	817	-	-

17. Shareholders’ Equity

Share capital and share premium

The share capital of the Group is represented by common shares with a nominal value of ARS 1 per share and one vote each. No other activity has been recorded for the fiscal years ended June 30, 2021, 2020 and 2019 in the capital accounts, other than those related to the acquisition of treasury shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Inflation adjustment of share capital and treasury shares

The inflation adjustment related to share capital is allocated to an inflation adjustment reserve that forms part of shareholders’ equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company.

Warrants

Common stock purchase options (warrants), issued by IRSA with common shares during the fiscal year and treated as equity instruments, are recorded as a separate component of the equity and are measured at cost; represented by fair value on the issue date using the Black-Scholes pricing model, which incorporates certain inputs assumptions, including shares price and volatility, risk-free interest rate, and warrant maturity.

At the time of the exercise of the warrants by the holders, the warrants are transferred to share capital for the nominal value of the issued shares and the difference with the product is recognized in the share premium.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of a legal reserve until it reaches the legal capped amount (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group reached the legal limit of this reserve.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to ARS 425, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40. For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to ARS 10,121, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

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

IRSA Inversiones y Representaciones Sociedad Anónima

18. Trade and other payables

Group’s trade and other payables as of June 30, 2021 and 2020 were as follows:

	June 30, 2021	June 30, 2020
Trade payables	1,029	28,114
Advances from sales, leases and services	3,013	3,976
Construction obligations	-	611
Accrued invoices	859	659
Deferred income	-	213
Total trade payables	4,901	33,573
Dividends payable to non-controlling interest	-	336
Taxes payable	683	239
Other payables	906	13,677
Total other payables	1,589	14,252
Total trade and other payables	6,490	47,825
Non-current	1,387	3,258
Current	5,103	44,567
Total	6,490	47,825

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

The following table shows the movements in the Group’s provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total
As of 06.30.19	3,587	13,006	514	3,794	20,901
Additions (i)	665	-	50	-	715
Share of los of associates	-	(11,206)	-	-	(11,206)
Incorporated by business combination	84	-	-	-	84
Recovery (i)	(65)	(1,516)	-	-	(1,581)
Used during the year	(978)	-	-	(272)	(1,250)
Inflation adjustment	(102)	-	-	-	(102)
Currency translation adjustment	556	(258)	108	299	705
As of 06.30.20	3,747	26	672	3,821	8,266
Additions (i)	92	-	28	(111)	9
Deconsolidation	(3,093)	-	(653)	(3,349)	(7,095)
Recovery (i)	(33)	(19)	-	-	(52)
Used during the year	(101)	-	-	(28)	(129)
Inflation adjustment	(114)	-	-	-	(114)
Currency translation adjustment	(244)	-	(47)	(333)	(624)
As of 06.30.21	254	7	-	-	261

	June 30, 2021	June 30, 2020
Non-Current	114	4,601
Current	147	3,665
Total	261	8,266

(i)	Additions and recoveries are included in “Other operating results, net”.
(ii)	Corresponds to the equity interest in Puerto Retiro in 2021 and 2020. Additions and recoveries are included in “Share of profit / (loss) of associates and joint ventures”.

IRSA Inversiones y Representaciones Sociedad Anónima

20. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2021 and 2020 was as follows:

	Total as of June 30, 2021	Total as of June 30, 2020 (ii)	Fair value as of June 30, 2021	Fair value as of June 30, 2020
NCN	51,884	474,404	48,778	378,531
Bank loans	3,116	84,521	3,129	68,084
Bank overdrafts	5,284	3,647	5,280	3,647
Other borrowings (i)	1,383	1,980	1,383	2,420
AABE Debt	258	273	258	273
Loans with non-controlling interests	208	166	208	166
Total borrowings	62,133	564,991	59,036	453,121
Non-current	46,724	447,323
Current	15,409	117,668
Total	62,133	564,991

(i)	Includes financial leases for ARS 2 as of June 30, 2020.
(ii)	Includes ARS 468,134 as of June 30, 2020 corresponding to the Operations Center in Israel.

As of June 30, 2021 and 2020, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of ARS 713 and ARS 12,497, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

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

The maturity of the Group’s borrowings (excluding obligations under finance leases) is as follows:

	June 30, 2021	June 30, 2020
Share capital
Less than 1 year	14,169	116,503
Between 1 and 2 years	40,579	64,461
Between 2 and 3 years	5,682	164,789
Between 3 and 4 years	166	53,531
Between 4 and 5 years	59	48,428
Later than 5 years	86	115,972
	60,741	563,684
Interest
Less than 1 year	1,240	1,165
Between 1 and 2 years	54	-
Between 2 and 3 years	13	71
Between 3 and 4 years	45	-
Between 4 and 5 years	6	38
Later than 5 years	34	31
	1,392	1,305
Leases	-	2
	62,133	564,991

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2021 and 2020.

	June 30, 2021
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	10,126	-	10,126
US Dollar	-	49,745	49,745
Subtotal fixed-rate borrowings	10,126	49,745	59,871
Floating rate:
Argentine Peso	271	-	271
US Dollar	-	1,991	1,991
Subtotal floating-rate borrowings	271	1,991	2,262
Total borrowings as per analysis	10,397	51,736	62,133
Total borrowings as per Statement of Financial Position	10,397	51,736	62,133

	June 30, 2020
Rate per currency	Argentine Peso	US dollar	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	3,648	-	-	-	3,648
New Israel Shekel	-	-	-	265,277	265,277
US Dollar	87,565	219	777	391	88,952
Subtotal fixed-rate borrowings	91,213	219	777	265,668	357,877
Floating rate:
Argentine Peso	1,340	-	-	-	1,340
New Israel Shekel	-	-	-	202,466	202,466
US Dollar	3,306	-	-	-	3,306
Subtotal floating-rate borrowings	4,646	-	-	202,466	207,112
Total borrowings as per analysis	95,859	219	777	468,134	564,989
Finance leases obligations	2	-	-	-	2
Total borrowings as per Statement of Financial Position	95,861	219	777	468,134	564,991

The following describes the debt issuances made by the Group for the years ended June 30, 2021 and 2020:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date		Principal payment	Interest payment
Interest rate
IRSA	Clase I tramo2	aug-19	USD 85	11/15/2028	10.00% n.a.	At expiration	quarterly	(1)
IRSA	Clase II	aug-19	CLP 31,503	8/6/2020	10.50% n.a.	At expiration	quarterly
IRSA	Clase II	may-20	ARS 354	2/19/2021	Badlar,+ 0.6%n.a.	At expiration	quarterly	(1)
IRSA	Case IV	may-20	USD 51	5/19/2021	7.00% n.a.	At expiration	quarterly
IRSA	Clase V	may-20	USD 9	5/19/2021	9.00% n.a.	At expiration	quarterly
IRSA	Clase I	nov-20	USD 3	3/1/2023	10.00% n.a.	At expiration	quarterly
IRSA	Clase VII	jul-20	USD 34	1/21/2023	4.00% n.a.	At expiration	quarterly
				8/6/2020		At expiration	quarterly
IRSA	Clase VIII	nov-20	USD 32	11/12/2023	10,00% n.a.	33% at Nov-21, 33% at Nov-22, 33% at Nov-23	quarterly
IRSA	Clase VI	jul-20	ARS 335	7/21/2021	Badlar + 4.00% n.a.	30% at April-21, 70% at expiration	quarterly
IRSA	Clase IX	nov-20	USD 81	3/1/2023	10.00% n.a.	At expiration	quarterly
IRSA	Clase X	nov-20	ARS 701	3/31/2022	Badlar + 5.00% n.a.	At expiration	quarterly
IRSA	Clase XI	mar-21	USD 16	3/1/2024	5.00% n.a.	At expiration	biannual
IRSA	Clase XII	mar-21	UVAs 54	3/31/2024	4.00% n.a.	At expiration	biannual

(1)	Corresponds to an expansion of the series.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of evolution of borrowing during the years ended June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Balance at the beginning of the year	564,991	670,906
Borrowings	26,295	46,066
Payment of borrowings	(58,750)	(102,629)
Collection / (Payment) of short term loans, net	4,028	3,779
Interests paid	(14,352)	(28,769)
Deconsolidation (see Note 4)	(425,321)	(143,355)
Accrued interests	11,870	30,731
Cumulative translation adjustment and exchange differences, net	(43,904)	89,760
Inflation adjustment	(2,724)	(1,498)
Balance at the end of the year	62,133	564,991

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

•

ARS 335.2 (equivalent to USD 4.7) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

•

US$ 33.7 Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds were used to refinance short-term indebtedness. On January 21, 2021, the commitments of this note were cancelled.

On March 31, 2020, the Company issued USD 65.5 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

•	Series X: denominated and payable in pesos for ARS 701.6 (equivalent at the time of issuance to USD 7.6) at a variable rate (private BADLAR + 5.0%) with quarterly payments. The principal will be paid on the due date, March 31, 2022. Price of issuance was 100.0% of the nominal value.

•	Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding Prospectus Supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the nominal value (IRR 5.6%).

•	Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 (equivalent at the time of issuance to ARS 3,868.2 and USD 42.1) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities and working capital.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

IRSA Inversiones y Representaciones Sociedad Anónima

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of ARS 10,381 (US$ 140) and interest accrued as of such date in the amount of ARS 134 (US$ 1.8) were paid.

Exchange of debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5, according to communication “A” 7106 of the BCRA.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

•	Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3.

-	Nominal Value to be Issued: approximately USD 31.7.
-	Issuance Price: 100% nominal value.
-	Maturity Date: It will be November 12, 2023.
-

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

•	A sum of money of approximately USD 72,6 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and
•	The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

-	Annual Nominal Fixed Interest Rate: 10.00%.
-

Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).

-	Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.
-	Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

•	Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2.

-	Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 .
-	Issuance Price: 100% nominal value.
-	Maturity Date: It will be March 1, 2023.
-

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-

Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

-	Annual Nominal Fixed Interest Rate: 10.00%.
-	Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.
-	Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.
-

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

IRSA Inversiones y Representaciones Sociedad Anónima

•

Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

-

By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of “Certain Commitments” and “Events of Default” is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

-	Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

•	Expiration Date: It will be March 1, 2023.
•	Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

-	It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.
-	The implementation of the Proposed Essential Modifications and Proposed Non-Essential Modifications were approved by the Board of Directors, on November 11, 2020.

•

Repayment Series I: In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178.5, after the partial repayment the Nominal Value under circulation was USD 3.1 and due to the fact that the necessary percentage for the change of conditions for Series I was reached, then the expiration date was modified, among others, until March 1, 2023, so Series I remains for USD 3.1 until the new maturity, and the payment of interest replicates to Series IX.

Loan to related party

On October 23, 2020, Dolphin Netherlands granted a loan to Yad Leviim Ltd. in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain. The maturity date of this loan is March 22, 2022.

21. Taxes

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

IRSA Inversiones y Representaciones Sociedad Anónima

Tax inflation adjustment: Law 27,430, which was promulgated by the Argentine Congress on December 29, 2017 in the context of the tax reform, establishes the following rules for the application of the inflation adjustment in income tax: (i) the update of the cost for goods acquired or investments made in the fiscal years that begin as of January 1, 2018 (applicable to IRSA for the year end June 30, 2019), considering the percentage variations of the CPI provided by the National Institute of Statistic and Census (INDEC); and (ii) the application of the adjustment set forth in Title VI of the Income Tax Law when a percentage of variation -of the aforementioned index price - accumulated in thirty-six (36) months prior to the fiscal year end that is liquidated, is greater than 100%, or, with respect to the first, second and third year after its validity, this procedure will be applicable in case the accumulated variation of that index price, calculated from the beginning of the first of them and until the end of each year, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively. At the end of this year, there has been an accumulative variation of 50% in the index price that exceeds the expected condition of 55% for the application of the adjustment in said first year. Consequently, the tax inflation adjustment has been applied and the cost of goods acquired during the year 2019 has been updated as established in article 58 of the Argentine Income Tax Law.

Due to the enactment of Law 27630 published in the Official Gazette on June 16, 2021 and effective for the years beginning on January 1, 2021, the current rates for corporate income tax are modified according to the following scale:

Accumulated net taxable profit		Will pay	More of %	On the surplus of
More of	To
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	Onwards	14,750,000	35%	50,000,000

The amounts provided for in the scale will be adjusted annually, as of January 1, 2022, considering the annual variation of the Consumer Price Index (CPI), corresponding to the month of October of the year prior to the adjustment, with respect to the same month. from the previous year. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

The impacts that this change generates on the balances of deferred income tax assets and liabilities, net (ARS 18,166 loss) have been recorded in these financial statements, considering the effective rate that is estimated to be applicable to the probable date for the reversal of such deferred income tax assets and liabilities.

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax, is as follows:

	June 30, 2021	June 30, 2020	June 30, 2019
Current income tax	(958)	(386)	(337)
Deferred income tax	(20,715)	(9,476)	7,097
Minimum presumed income tax	-	(203)	-
Income tax from continuing operations	(21,673)	(10,065)	6,760

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A	0% - 40%
Bermuda	0%
Israel	23% - 24%

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2021, 2020 and 2019:

	June 30, 2021	June 30, 2020	June 30, 2019
Profit / (loss) from continuing operations at tax rate applicable in the respective countries	2,099	(16,122)	17,519
Permanent differences:
Share of profit of associates and joint ventures	(1,314)	1,335	(2,498)
Unrecognized tax loss carryforwards	(2,361)	(1,253)	(2,772)
Inflation adjustment permanent difference	3,521	2,493	-
Tax rate differential	(15,186)	3,729	(122)
Gain from disposal of subsidiaries	-	-	859
Non-taxable profit, non-deductible expenses and others	(80)	2,659	(838)
Fiscal transparency	(168)	227	-
Tax inflation adjustment	(8,184)	(3,133)	(5,388)
Income tax from continuing operations	(21,673)	(10,065)	6,760

Deferred tax assets and liabilities of the Group as of June 30, 2021 and 2020 will be recovered as follows:

	June 30, 2021	June 30, 2020
Deferred income tax asset to be recovered after more than 12 months	1,599	22,629
Deferred income tax asset to be recovered within 12 months	4,421	1,306
Deferred income tax assets	6,020	23,935

	June 30, 2021	June 30, 2020
Deferred income tax liability to be recovered after more than 12 months	(73,816)	(86,116)
Deferred income tax liability to be recovered within 12 months	(506)	(3,012)
Deferred income tax liability	(74,322)	(89,128)
Deferred income tax liabilities, net	(68,302)	(65,193)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2021 and 2020, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.20	Cumulative translation adjustment	Charged / (Credited) to the Consolidated Statements of Income and Other Comprehensive Income	Revaluation surplus reserve	Deconsolidation	Incorporation by business combination	06.30.21
Assets
Property, plant and equipment	445	74	56	-	(64)	-	511
Trade and other payables	7,986	2,436	(49)	-	(9,621)	-	752
Tax loss carry-forwards	12,836	2,320	(5,884)	-	(9,039)	-	233
Borrowings	231	-	845	-	-	-	1,076
Trade and other receivables	99	-	2,837	-	-	-	2,936
Others	2,338	522	(267)	-	(2,119)	38	512
Subtotal assets	23,935	5,352	(2,462)	-	(20,843)	38	6,020
Liabilities	-	-	-	-	-	-	-
Investment properties and Property, plant and equipment	(77,595)	(1,492)	(7,211)	(83)	28,563	-	(57,818)
Trade and other receivables	(1,385)	-	(1,904)	-	-	-	(3,289)
Investments	(107)	-	104	-	-	-	(3)
Tax inflation adjustment	(6,491)	-	(6,509)	-	-	-	(13,000)
Borrowings	(1,433)	(475)	94	-	1,816	-	2
Intangible assets	(3,595)	(1,179)	168	-	4,531	-	(75)
Others	1,478	(525)	(2,718)	-	1,626	-	(139)
Subtotal liabilities	(89,128)	(3,671)	(17,976)	(83)	36,536	-	(74,322)
Assets (Liabilities), net	(65,193)	1,681	(20,438)	(83)	15,693	38	(68,302)

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.19	Cumulative translation adjustment	Charged / (Credited) to the Consolidated Statements of Income and Other Comprehensive Income	Revaluation surplus reserve	Charged / (Credited) to the revaluation surplus reserve	Deconsolidation	Incorporation by business combination	06.30.20
Assets
Property, plant and equipment	255	1,524	(1,334)	-	-	-	-	445
Investments	9	-	(9)	-	-	-	-	-
Trade and other payables	8,600	1,289	(1,256)	-	-	(647)	-	7,986
Tax loss carry-forwards	10,479	1,560	922	-	-	(125)	-	12,836
Others	1,805	250	613	-	-	-	-	2,668
Subtotal assets	21,148	4,623	(1,064)	-	-	(772)	-	23,935
Liabilities	-	-	-	-	-	-	-	-
Investment properties and Property, plant and equipment	(87,425)	(260)	(11,864)	(137)	539	22,489	(937)	(77,595)
Trade and other receivables	(1,335)	-	(50)	-	-	-	-	(1,385)
Investments	(197)	-	90	-	-	-	-	(107)
Tax inflation adjustment	(4,532)	-	(1,959)	-	-	-	-	(6,491)
Borrowings	(1,589)	(424)	580	-	-	-	-	(1,433)
Intangible assets	(3,402)	(768)	575	-	-	-	-	(3,595)
Others	(802)	(804)	3,722	-	-	(273)	(365)	1,478
Subtotal liabilities	(99,282)	(2,256)	(8,906)	(137)	539	22,216	(1,302)	(89,128)
Assets (Liabilities), net	(78,134)	2,367	(9,970)	(137)	539	21,444	(1,302)	(65,193)

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

As of June 30, 2021, the Group’s recognized tax loss carry forward prescribed as follows:

Date	Total
2024	31
2025	477
2026	157
Total	665

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as at June 30, 2021, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 1,883 as of June 30, 2021 and ARS 197 as of June 30, 2020. Although the Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of ARS 135 as of June 30, 2020, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA Inversiones y Representaciones Sociedad Anónima

On June 30, 2020, the Group recognized a deferred liability in the amount of ARS 1,361 related to the potential future sale of one of its subsidiaries shares.

22. Leases

The Group as lessee

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use both in Argentina and Israel. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 30).

The future minimum payments that the Group must pay under leases are as follows:

	June 30, 2021	June 30, 2020	June 30, 2019
No later than one year	-	3,467	13,012
Later than one year and not later than five years	-	7,910	20,294
Later than five years	-	3,602	1,355
	-	14,979	34,661

The Group as lessor

Leases:

In the Shopping Malls segment and Offices segment, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, operating lease agreements with lessees of Shopping Malls generally include escalation clauses and contingent payments. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed fiscal years.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	June 30, 2021	June 30, 2020	June 30, 2019
No later than one year	4,023	1,095	19,850
Later than one year and not later than five years	8,059	31,063	44,656
Later than five years	2,266	14,574	32,083
	14,348	46,732	96,589

23. Revenues

	June 30, 2021	June 30, 2020	June 30, 2019
Rental and services income	11,034	17,131	21,937
Sales of trading properties and developments	1,024	1,095	1,631
Revenue from hotels operation and tourism services	920	3,037	4,436
Total Group’s revenues	12,978	21,263	28,004

IRSA Inversiones y Representaciones Sociedad Anónima

24. Expenses by nature

The Group disclosed expenses in the Consolidated Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2021, 2020 and 2019:

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2021
Cost of sale of goods and services	1,000	-	-	1,000
Salaries, social security costs and other personnel expenses	2,239	1,156	146	3,541
Depreciation and amortization	412	224	6	642
Fees and payments for services	127	228	295	650
Maintenance, security, cleaning, repairs and others	1,679	273	3	1,955
Advertising and other selling expenses	358	-	40	398
Taxes, rates and contributions	511	124	787	1,422
Director´s fees	-	845	-	845
Leases and service charges	189	36	14	239
Allowance for doubtful accounts, net	-	-	194	194
Other expenses	49	131	5	185
Total as of June 30, 2021	6,564	3,017	1,490	11,071

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2020
Cost of sale of goods and services	939	-	-	939
Salaries, social security costs and other personnel expenses	2,861	1,200	201	4,262
Depreciation and amortization	488	225	3	716
Fees and payments for services	225	566	66	857
Maintenance, security, cleaning, repairs and others	2,590	340	5	2,935
Advertising and other selling expenses	774	-	103	877
Taxes, rates and contributions	678	134	933	1,745
Director´s fees	-	613	-	613
Leases and service charges	200	35	29	264
Allowance for doubtful accounts, net	-	-	464	464
Other expenses	117	188	18	323
Total as of June 30, 2020	8,872	3,301	1,822	13,995

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2019
Cost of sale of goods and services	865	-	-	865
Salaries, social security costs and other personnel expenses	3,716	1,488	225	5,429
Depreciation and amortization	382	172	6	560
Fees and payments for services	223	625	88	936
Maintenance, security, cleaning, repairs and others	3,123	335	6	3,464
Advertising and other selling expenses	833	36	133	1,002
Taxes, rates and contributions	906	137	923	1,966
Director´s fees	-	998	-	998
Leases and service charges	200	49	30	279
Allowance for doubtful accounts, net	-	-	191	191
Other expenses	213	246	17	476
Total as of June 30, 2019	10,461	4,086	1,619	16,166

25. Cost of goods sold and services provided

	Total as of June 30, 2021	Total as of June 30, 2020	Total as of June 30, 2019
Inventories at the beginning of the year (*)	17,807	15,017	35,250
Adjustments previous years	-	-	(12,504)
Purchases and expenses	1,389	86,523	84,303
Capitalized finance costs	-	18	26
Currency translation adjustment	(5,784)	12,410	(2,119)
Transfers	(306)	302	224
Deconsolidation	(4,712)	(233)	-
Incorporated by business combination	-	397	-
Inventories at the end of the year (*)	(1,830)	(17,807)	(15,017)
Total costs	6,564	96,627	90,163

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories for the years ended June 30, 2021 and 2020:

	Total as of June 30, 2021	Total as of June 30, 2020
Real estate	1,758	10,772
Telecommunications	-	2,535
Fruits	-	4,063
Others	72	437
Total inventories at the end of the year (*)	1,830	17,807

(*) Inventories includes trading properties and inventories.

26. Other operating results, net

	June 30, 2021	June 30, 2020	June 30, 2019
Result from purchase / sale of subsidiary and associates	37	(9)	(225)
Donations	(137)	(149)	(307)
Lawsuits and other contingencies	(87)	(164)	(144)
Interest generated by operating credits	97	254	369
Others	4	187	(163)
Total other operating results, net	(86)	119	(470)

27. Financial results, net

	June 30, 2021	June 30, 2020	June 30, 2019
Finance income:
- Interest income	360	299	260
- Dividend income	1	21	21
Total finance income	361	320	281
Finance costs:
- Interest expenses	(6,974)	(8,857)	(7,023)
- Other finance costs	(792)	(563)	(520)
Subtotal finance costs	(7,766)	(9,420)	(7,543)
Capitalized finance costs	468	169	356
Total finance costs	(7,298)	(9,251)	(7,187)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	5,318	505	1,026
- Exchange differences, net	7,020	(9,383)	1,507
- (Loss) / gain from repurchase of negotiable obligations	(95)	139	-
- (Loss) / gain from derivative financial instruments, net	(452)	(549)	837
- Other financial results	(74)	-	-
Total other financial results	11,717	(9,288)	3,370
- Inflation adjustment	(1,446)	(16)	(1,028)
Total financial results, net	3,334	(18,235)	(4,564)

28. Earnings per share

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

	June 30, 2021	June 30, 2020	June 30, 2019
Weighted - average outstanding shares	588	575	575
Adjustments for calculation of diluted earnings per share
Treasury shares	-	2	-
Weighted - average diluted common shares	588	577	575

IRSA Inversiones y Representaciones Sociedad Anónima

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 “Earning per share” by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

	June 30, 2021	June 30, 2020	June 30, 2019
(Loss) / profit for the year of continuing operations attributable to equity holders of the parent	(22,879)	29,932	(48,819)
Loss for the year of discontinued operations attributable to equity holders of the parent	(7,050)	(8,527)	(6,169)
(Loss) / profit for the year attributable to equity holders of the parent	(29,929)	21,405	(54,988)
Weighted average number of ordinary shares outstanding	588	575	575
Basic earnings per share	(50.86)	37.20	(95.64)

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares and, as of fiscal year 2021, warrants associated with incentive plans with potentially dilutive effect.

	June 30, 2021	June 30, 2020	June 30, 2019
(Loss) / profit for the year of continuing operations attributable to equity holders of the parent	(22,879)	29,932	(48,819)
Loss for the year of discontinued operations attributable to equity holders of the parent	(7,050)	(8,527)	(6,169)
(Loss) / profit for the year per share attributable to equity holders of the parent	(29,929)	21,405	(54,988)
Weighted average number of ordinary shares outstanding	588	577	575
Diluted earnings per share	(50.86)	37.10	(95.64)

29. Employee benefits and share-based payments

Incentive Plan - Argentina

The Group has an equity incentives plan (“Incentive Plan”), created in September 30, 2011, which is aimed at certain employees, directors and top management of the Company, IRSA CP and Cresud (the “Participants”). Engagement was voluntary and by invitation of the Board of Directors.

Under the Incentive Plan, over the years 2011, 2012 and 2013, Participants will be entitled to receive shares (“Contributions”) of the Company and Cresud based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions required, to qualify for such Contributions. Contributions shall be held by the Company and Cresud, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

Regarding the shares to be delivered by Cresud to the employees of the company and IRSA CP, and for the shares to be delivered by IRSA to Cresud employees, the Group accounts the active or passive position measured at the closing date of the financial statements.

For the fiscal years ended June 30, 2021 and 2020, the Group has incurred a charge related to the Incentive Plan of ARS 0.6 and ARS 0,4, respectively.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2021	June 30, 2020	June 30, 2019
At the beginning	2.4	2.8	3.3
Granted	-0.3	-0.4	-0.5
At the end	2.1	2.4	2.8

IRSA Inversiones y Representaciones Sociedad Anónima

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 25.3 per share of IRSA. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

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

Contributions made by the Group under the Plan amount to ARS 58 and ARS 54 for the fiscal years ended June 30, 2021 and 2020, respectively.

30. Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it.

Remunerations of the Board of Directors

The Business Companies Act of Argentina (Law N° 19,550), provides that the remuneration to the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders’ Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed.

Some of the Group’s Directors are hired under the Employment Contract Law N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Business Companies Act, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The total remuneration paid to members of senior management for their functions consists of a fix salary that takes account of the manager’s backgrounds capacity and experience, plus an annual bonus based on their individual performance and the Group’s results. Members of senior management participate in defined contributions and share-based incentive plans that are described in Note 29.

The aggregate compensation to the Senior Management for the year ended June 30, 2021 amounts to ARS 44.

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

In addition, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rent offices owned by IRSA CP in different buildings.

Furthermore, we also let various spaces in our shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as BHSA.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”. On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Alto Rosario shopping mall were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

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

The following is a summary presentation of the balances with related parties as of June 30, 2021 and 2020:

Item	June 30, 2021	June 30, 2020
Trade and other receivables	2,981	2,361
Investments in financial assets	1,575	2,414
Borrowings	(902)	(236)
Trade and other payables	(457)	(571)
Total	3,197	3,968

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	June 30, 2021	June 30, 2020	Description of transaction	Item
New Lipstick LLC	-	(116)	Loans obtained	Borrowings
	23	24	Reimbursement of expenses receivable	Trade and other receivable
Condor	550	365	Public companies securities	Trade and other receivable
	286	-	Loans granted	Trade and other receivable
	5	-	Others	Trade and other receivable
	48	39	Others	Investment in financial assets
IRSA Real Estate Strategies LP	-	174	Reimbursement of expenses receivable	Trade and other receivable
PBS Real Estate Holdings S.R.L	-	709	Reimbursement of expenses receivable	Trade and other receivable
Lipstick Management LLC	(160)	-	Loans obtained	Borrowings
Metropolitan 885 Third Av. LLC	(472)	-	Loans obtained	Borrowings
La Rural S.A.	73	110	Loans granted	Trade and other receivable
	204	306	Dividends	Trade and other receivable
	-	7	Leases and/or rights of use receivable	Trade and other payables
	(13)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	2	184	Reimbursement of expenses receivable	Trade and other receivable
	(36)	(41)	Loans obtained	Borrowings
	-	12	Management fees	Trade and other receivable
	6	126	Leases and/or rights of use receivable	Trade and other receivable
	(2)	-	Dividends	Trade and other receivable
	6	-	Reimbursement of expenses receivable	Trade and other receivable
	(105)	-	NCN	Borrowings
	(73)	-	Others	Trade and other payables
	24	-	Others	Trade and other receivable
	1	-	Share based payments	Trade and other payables
	(6)	-	Lease liabilities	Trade and other payables
	7	-	Loans granted	Trade and other receivable
	-	305	Dividends	Trade and other receivable
	-	(2)	Reimbursement of expenses payable	Trade and other payables
Total associates and joint ventures	368	2,202
Cresud	-	(5)	Reimbursement of expenses receivable	Trade and other payables
	13	-	Corporate services receivable	Trade and other payables
	(89)	(367)	NCN	Investment in financial assets
	1,527	2,375	Leases and/or rights of use receivable	Trade and other payables
	(144)	-	Management fee	Trade and other payables
	-	6
	-	(2)
	(3)	(5)	Share based payments	Trade and other payables
Total parent company	1,304	2,002
Futuros y Opciones S.A.	(95)	-	Loans obtained	Borrowings
	3	-	Others	Trade and other receivable
Helmir S.A.	(32)	-	NCN	Borrowings
Total subsidiaries of parent company	(124)	-
Directors	(126)	(190)	Fees for services received	Trade and other payables
	5	6	Advances	Trade and other receivable
Yad Levim LTD	1,609	-	Loans granted	Trade and other receivable
Others (1)	(1)	-	Leases and/or rights of use receivable	Trade and other receivable
	(2)	(79)	Loans obtained	Borrowings
	146	-	Others	Trade and other payables
	(1)	-	Management Fee	Trade and other payables
	19	27	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	1,649	(236)
Total at the end of the year	3,197	3,968

(1)	Includes CAMSA, Avenida compras and Avenida Inc., Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., Museo de los Niños and BHN Vida S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2021, 2020 and 2019:

Related party	June 30, 2021	June 30, 2020	June 30, 2019	Description of transaction
BACS	78	77	81	Leases and/or rights of use
Manibil	-	-	45	Corporate services
BHN Vida S.A	15	-	-	Leases and/or rights of use
BHN Seguros Generales S.A.	6	-	-	Leases and/or rights of use
Helmir	96	-	-	Financial operations
Tarshop	-	-	89	Leases and/or rights of use
	-	-	2	Commissions
La Rural S.A.	(15)	-	56	Leases and/or rights of use
Other associates anf joint ventures	(3)	56	(2)	Financial operations
	(8)	14	51	Leases and/or rights of use
	-	(197)	45	Corporate services
Total associates and joint ventures	169	(50)	367
Cresud	36	29	56	Leases and/or rights of use
	(713)	(704)	(820)	Corporate services
	329	336	56	Financial operations
Total parent company	(348)	(339)	(708)
Directors	(845)	(613)	(721)	Fees and remunerations
Senior Management	(44)	(45)	(66)	Fees and remunerations
Taaman	-	-	69	Corporate services
Others (1)	(16)	-	2	Leases and/or rights of use
	(2)	-	(2)	Financial operations
	(53)	-	(2)	Donations
	-	(35)	-	Fees and remuneration
	(30)	(44)	-	Legal services
Total others	(990)	(737)	(720)
Total at the end of the year	(1,169)	(1,126)	(1,061)

(1)	It includes Isaac Elsztain e Hijos, CAMSA, Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel & Viñes, and Fundación IRSA.

The following is a summary of the transactions with related parties for the years ended June 30, 2021 and 2020:

Related party	June 30, 2021	June 30, 2020	Description of the operation
Condor	-	48	Dividends received
Nuevo Puerto Santa Fe S.A.	-	57	Dividends received
Shufersal	-	601	Dividends received
Gav Yam	-	2,004	Dividends received
Emco	-	24	Dividends received
Total dividends received	-	2,734
Cresud	(176)	(539)	Dividends granted
Helmir	-	(33)	Dividends granted
Total dividends distribution	(176)	(572)
Quality	(30)	(71)	Capital contributions
Manibil	-	(131)	Capital contributions
IBC	-	(3,832)	Capitalized loan
Others (1)	(12)	(24)	Capital contributions
Total capital contributions	(42)	(4,058)
TGLT S.A.	-	2,094	Purchase and exchange of shares
Total other transactions	-	2,094

(1)	It includes Puerto Retiro S.A. and Gan Falah.

IRSA Inversiones y Representaciones Sociedad Anónima

31. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 06.30.21	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	34	95.52	3,250	4,529
Euros	-	113.096	24	1,323
Receivables with related parties:
US Dollar	20	95.72	1,922	467
Total trade and other receivables			5,196	6,319
Investments in financial assets
US Dollar	7	95.52	675	5,412
Pounds	1	131.877	100	117
New Israel Shekel	21	29.356	610	-
Investments with related parties:
US Dollar	23	95.72	2,242	1,820
Total investments in financial assets			3,627	7,349
Cash and cash equivalents
US Dollar	11	95.52	1,054	19,553
Euros	-	113.096	1	2,324
Total cash and cash equivalents			1,055	21,877
Total Assets			9,878	35,545

Liabilities
Trade and other payables
US Dollar	13	95.72	1,209	19,813
Euros	-	113.572	32	458
Payables to related parties:
US Dollar	1	95.72	53	-
Total Trade and other payables			1,294	20,271
Borrowings
US Dollar	523	95.72	50,094	91,511
Borrowings with related parties
US Dollar	15	95.72	1,455	529
Total Borrowings			51,549	92,040
Derivative financial instruments
US Dollar	1	95.72	58	143
Total derivative financial instruments			58	143
Lease liabilities
US Dollar	8	95.72	782	12
Lease liabilities with related parties
US Dollar	-	95.72	6	-
Total lease liabilities			788	12
Total Liabilities			53,689	112,466

(1)	Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2)	Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(3)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

32. Groups of assets and liabilities held for sale

As of June 30, 2020, the Group had certain assets and liabilities classified as held for sale. The following table shows the main ones:

	June 30, 2021	June 30, 2020 (i)
Property, plant and equipment	-	53,650
Intangible assets	-	2,047
Investments in associates	-	336
Deferred income tax assets	-	1,223
Trade and other receivables	-	2,777
Cash and cash equivalents	-	2,567
Total assets held-for-sale	-	62,600
Trade and other payables	-	14,909
Salaries and social security liabilities	-	581
Employee benefits	-	580
Deferred income tax liabilities	-	2,933
Borrowings	-	14,359
Total liabilities held-for-sale	-	33,362
Total net assets held-for-sale	-	29,238

(i)	Corresponds to investments in ISRAIR and ISPRO.

33. Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC which were deconsolidated in the current year (see Note 4.E) and the results of the comparative fiscal years have been reclassified.

	June 30, 2021	June 30, 2020	June 30, 2019
Revenues	37,844	155,544	149,726
Costs	(30,707)	(111,519)	(104,782)
Gross profit	7,137	44,025	44,944
Net loss from fair value adjustment of investment properties	(28)	(4,490)	7,333
General and administrative expenses	(4,355)	(14,824)	(13,721)
Selling expenses	(4,150)	(20,308)	(18,386)
Impairment of associates and joint ventures	-	(3,710)	-
Other operating results, net	1,416	536	1,492
Profit from operations	20	1,229	21,662
Share of profit of associates and joint ventures	719	2,175	208
Profit before financial results and income tax	739	3,404	21,870
Finance income	526	2,022	3,031
Finance cost	(6,901)	(25,576)	(27,208)
Other financial results	458	(12,068)	2,892
Financial results, net	(5,917)	(35,622)	(21,285)
Loss before income tax	(5,178)	(32,218)	585
Income tax	277	(252)	(2,965)
Loss from operations that are discontinued	(4,901)	(32,470)	(2,380)
(Loss) / gain for loss of control	(4,022)	27,523	-
Loss from discontinued operations	(8,923)	(4,947)	(2,380)

(Loss) / profit for the year from discontinued operations attributable to:
Equity holders of the parent	(7,050)	(8,527)	(6,169)
Non-controlling interest	(1,873)	3,580	3,789
Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	(11.98)	(14.82)	(10.73)
Diluted	(11.98)	(14.82)	(10.73)

IRSA Inversiones y Representaciones Sociedad Anónima

34. Other relevant events of the year

Purchase-sale bill of “Catalinas” building

On June 18, 2021, a purchase-sale bill was signed for the 12th floor and parking spaces located in the 2nd basement of the property called “Catalinas”, receiving an advanced payment for USD 2 million. The price of the transaction was USD 7. To date, possession has not been transferred, which is agreed no later than December 15, 2021.

Capital increase

On April 12, 2021, the Company announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

The 80,000,000 new shares (or its equivalent 8 million GDS) offered were totally subscribed.

Likewise, 80,000,000 options were issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares. The exercise price of the warrants is USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

The Company received all the funds in the amount of USD 28.8 and issued the new shares, increasing the capital stock to 658,676,460 shares.

Economic context in which the Group operates

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

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive, and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. As of the date of these financial statements, 100% of the shopping malls are operational.

IRSA Inversiones y Representaciones Sociedad Anónima

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

At the local environment, the following circumstances may be noted:

•	In May 2021, an indicator called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (13.6%) compared to the same month of 2020, and from (2.0%) compared to the previous month.

•	The retail inflation reached 50.20% in the last 12 months. The market expectations survey prepared by the Central Bank in April 2021 called Relevamiento de Expectativas de Mercado (“REM”) forecasts that the retail inflation rate for December 2021 of 47.3% yoy. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 6.4%.

•	From July 2020 to June 2021, the argentine peso depreciated 35.9% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of June 30, 2021 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 77.5%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

COVID-19 Pandemic

As described above, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group’s business. The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below.

•	During the fourth quarter of fiscal year 2021, shopping malls in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those items considered essential such as pharmacies, supermarkets, and banks. The impact on income for the closing months due to the pandemic was 40.3% in fiscal year 2021.

•	Regarding the offices, although most of the tenants continue to work from home, they are operational with strict safety and hygiene protocols. To today, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.

•	La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that the Group owns directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, congresses and exhibitions were activated.

•	The Libertador and Intercontinental hotels in the City of Buenos Aires have been operating since December 2020, although with low occupancy levels. The Llao Llao Resort, located in Bariloche, was able to operate during the quarter with average occupancy levels thanks to the domestic tourism.

The final scope of the Coronavirus outbreak and its impact on the country’s economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and its ability to meet its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group’s businesses.

IRSA Inversiones y Representaciones Sociedad Anónima

35. Subsequent events

Sale of real estate parcels in Hudson

On August 2, 2021, our subsidiary IRSA CP signed the bill for the sale of several parcels of the property called Casonas located in Hudson, Berazategui district. The price of the transaction was USD0.6.

Sale of Mariano Acosta Plot

On August 9, 2021, the sales ticket for Mariano Acosta Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

Sale of Merlo Plot

On August 9, 2021, the sales ticket for Merlo Plot was signed for a total amount of USD 0.7. With the signing of the ticket, the amount of USD 0.5 was received and the remaining balance of USD 0.2 at the signing of the deed.

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

•

Series XIII: denominated in USD and payable in ARS at the applicable exchange rate for USD 58.1 at a fixed rate of 3.9%, with semiannual payments plus. The principal will be paid in three installments, counted from the date of issue: the first one - equal to 25% of the par value of the notes - payable on the date that is 12 (twelve) months after the Issue, on August 26, 2023; the second one - equal to 25% of the par value of the notes - payable on the date that is 30 (thirty) months after the Issue, on February 26, 2024 and the third one - equal to 50% of the par value of the notes - payable on the relevant due date, i.e. July 26, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used mainly to refinance short-term liabilities.

Corporate reorganization process

On September 30, 2021 the Company’s Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Companies Law No. 19,550, the Income Tax Law No. 20,628, amendments and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA Propiedades Comerciales S.A. (“IRSA PC”), as the absorbed company. In this regard, the Board of Directors has approved: (i) the individual and special merger financial statements as of June 30, 2021; (ii) the consolidated and special merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders’ meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

Condor Hospitality Trust agreement

On September 23, 2021, Condor Hospitality Trust, Inc. announced an agreement with affiliates of Blackstone Real Estate Partners to sell its entire portfolio of hotels in a US$ 305 million transaction. This is an all cash transaction without the assumption of any existing debt. Completion of the transaction, which is expected to occur in the fourth quarter of 2021, is subject to customary closing conditions, including the approval of the Condor’s shareholders.

Condor also announced that its Board of Directors has unanimously adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). The Plan of Liquidation contemplates an orderly wind down of the Company’s business affairs. Following the closing of the sale of the hotel portfolio and the payment of outstanding liabilities, along with the taking of other actions specified in the Plan of Liquidation, including reserving for certain contingent liabilities and claims, the Company intends to distribute certain net proceeds from the sale of the hotel portfolio to the Condor’s shareholders in one or more liquidating distribution installments. The implementation of the Plan of Liquidation is conditioned on obtaining approval of the Condor’s shareholders.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2021

NEW LIPSTICK, LLC AND SUBSIDIARY

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

Our opinion is not modified in respect of the above mentioned matters.

Other matters

-	As of June 30, 2020, the Company had a members’ deficit of $37,984,853. This deficit relates to the notes payable to the members described in Note 4.

-

The supplemental information presented on pages 13-14 is for additional analysis and is not a required part of the consolidated financial statements. Such information has not been subject to the audit procedures applied in the audit of the consolidated financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

October 30, 2020

(Partner)
Noemí I. Cohn

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

JUNE 30, 2021

	06/30/2021 (Unaudited)	06/30/2020 (Audited)
ASSETS
Cash and cash equivalents	$1,672,952	$6,132,232
Tenant receivables, net	-	48,794
Due from related party	5,047,367	2,188,579

TOTAL ASSETS	$6,720,319	$8,369,605

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Accounts payable and accrued expenses	$1,961,534	$1,788,955
Notes payable to members	45,143,841	44,275,534
Deferred revenue	-	48,794
Due to related parties	241,174	241,175

TOTAL LIABILITIES	47,346,549	46,354,458

MEMBERS' DEFICIT	(40,626,230)	(37,984,853)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$6,720,319	$8,369,605

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2021

	06/30/2021 (Unaudited)	06/30/2020 (Audited)	06/30/2019 (Unaudited)

REVENUES:
Base rents	$-	$42,376,323	$42,591,305
Tenant reimbursements	468,126	8,868,733	7,851,478
Other rental revenue	455	252,478	385,239
Interest income	79,231	-	-

TOTAL REVENUES	547,812	51,497,534	50,828,022

EXPENSES:
Real estate taxes	1,071,339	12,829,755	12,121,647
Utilities	93,915	2,335,535	2,393,263
Janitorial	152,054	1,819,490	1,813,184
Insurance	-	380,405	344,508
Repairs and maintenance	-	2,106,485	1,379,744
Security	91,885	1,228,882	1,149,765
Goodwill	-	-	5,422,615
General and administrative	249,428	3,868,430	3,067,133
Management fees	96,917	1,232,949	1,120,813
Elevator	-	328,939	364,581
HVAC	-	64,748	85,035
Ground rent	-	42,597,980	45,895,545
Interest expense	863,307	2,359,235	3,890,401
Depreciation and amortization	-	5,226,229	5,520,008
Amortization of lease intangibles	-	3,054,196	3,097,661

TOTAL EXPENSES	2,618,845	79,433,258	87,665,903

OTHER (LOSS) / GAIN
Gain on debt forgiveness	-	40,196,070	-
(Loss) / Gain due to cancelation of ground lease and loss of control over the building	(570,344)	164,808,338	-

NET (LOSS) / GAIN	$(2,641,377)	$177,068,684	$(36,837,881)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

 FOR THE YEAR ENDED JUNE 30, 2021

Members' deficit - July 1, 2018 (Unaudited)	$(178,265,656)

Capital contribution	50,000
Net loss	(36,837,881)
Members' deficit - June 30, 2019 (Unaudited)	$(215,053,537)

Net Gain	177,068,684
Members' deficit - June 30, 2020 (Audited)	$(37,984,853)

Net loss	(2,641,377)
Members' deficit - June 30, 2021 (Unaudited)	$(40,626,230)

 The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2021

	06/30/2021 (Unaudited)	06/30/2020 (Audited)	06/30/2019 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) / gain	$(2,641,377)	$177,068,684	$(36,837,881)

Adjustments for:
Depreciation and amortization	-	5,226,229	5,726,461
Deferred rent receivable	-	-	1,610,861
Amortization of above market leases	-	-	1,407,363
Accretion of below market leases	-	-	(2,363,408)
Accretion of above market ground lease	-	-	(437,809)
Amortization of lease intangible assets	-	3,054,196	(3,097,661)
Amortization of loan costs	-	-	231,355
Gain on debt forgiveness	-	(40,196,070)	-
(Loss) / Gain due to cancelation of ground lease and loss of control over the building	570,344	(164,808,338)	-
Interest costs	863,307	1,370,796	-
Write-off of tenants receivable	-	(727,423)	-
Goodwill	-	-	5,422,615
Changes in operating assets and liabilities:	-	-	-
Restricted cash	-	3,711,128	-
Tenant receivables, net	48,794	1,039,907	3,265
Receivables from related party	(2,858,788)	(2,068,305)	-
Prepaid expenses and other assets	-	6,665,497	(289,946)
Lease intangibles, net	(48,794)	-	6,032,359
Accounts payable and accrued expenses	(392,766)	9,628,400	(918,623)
Deferred ground rent	(4,460,119)	-	26,678,815
Tenant security deposits	-	-	(52,174)
Deferred revenue	-	-	246,138
Deferred rent receivable	-	7,871,348	-
Lease intangibles, net	-	8,435,334	-

TOTAL ADJUSTMENTS	(1,817,903)	(160,797,301)	40,199,611
NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES	(4,459,280)	16,271,383	3,361,730

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	-	-	(35,001)
Repayment on notes payable	-	(11,000,000)	-
NET CASH USED IN INVESTING ACTIVITIES	-	(11,000,000)	(35,001)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt issuance costs	-	-	(298,295)
Contribution from Members	-	-	50,000
Net change in restricted cash	-	-	265,499
Repayments on notes payable	-	-	(5,989,372)
Borrowings from shareholders	-	-	1,771,768
NET CASH USED IN FINANCING ACTIVITIES	-	-	(4,200,400)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(4,459,280)	5,271,383	(873,671)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,132,232	860,849	1,734,520
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,672,952	$6,132,232	$860,849

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	-	-	$4,126,052

 The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

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

On August 7, 2020, as a result of negotiations initiated in the context of the increase in the local levy from May 2020 established by the lease itself (hereinafter "Ground Lease"), signed an agreement with the owner of the Ground Lease in which the relationship is terminated and the lease is terminated, leaving the building management. For this reason, Metropolitan preceded eliminating as of June 30, 2020, the liability it had associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. The net effect amounted to $ 0.5 million that is included within ‘Other loss’ in the consolidated Statement of Operations as of June 30, 2021.

Additionally to this, at June 30, 2020, the Company:

•	Reported that it has decided to stop facing the cost of renting land (Ground Lease) where the Lipstick Building is located in New York City, handing over the management of the property;

•	Signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, Metropolitan derecognised as of June 30, 2020, the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration.

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

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (continued)

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

In accordance with the Agreement, the members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. For the year ended June 30, 2021, there were no contributions made by any of the members.

Distributions of capital will be made to the Members at the times, and in aggregated amounts determined by the Board of Directors of the Company. There were no distributions for the year ended June 30, 2021.

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

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with maturities of three months or less upon acquisition to be cash equivalents

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. As at June 30, 2021 cash deposits exceeded these insured limits.

Revenue Recognition

The Company receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

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

2. RELATED PARTY TRANSACTIONS

Other Related Party Transactions

At June 30, 2021 the Company is owed the following balances from the following related parties for expenses paid on their behalf.

Due from related party:
IRSA International LLC	$2,231,712
Efanur S.A.	2,815,655
$5,047,367

Additionally, at June 30,2021, the amounts listed below represent expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

Due to related parties:
IRSA International LLC	$300
IRSA Inversiones y Representaciones
Sociedad Anonima	240,874
$241,174

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

3. NOTES PAYABLE TO MEMBERS

On August 15, 2017, the Company entered into notes payable with two Members, IRSA International, LLC and Marciano Investment Group, LLC. The notes payable are for the totalamount of $40,000,000, and originally matured on August 15, 2019, but was extended without a specif date but with the same terms.. The notes bear interest at LIBOR plus 200 basis points (2.1005% at June 30, 2021). Interest expense related to these notes was approximately $863,000 for the year ended June 30,2021. There were no principal payments during the year ended June 30, 2021.

As of June 30, 2021, the balance of the notes including accrued interest amounted to approximately $45,144,000. Proceeds were contributed to the Company’s wholly owned subsidiary.

4. COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, is involved in litigation arising during the ordinary course of business. Based on currently available information, management believes that the resolution of any potential claims will not have a material adverse effect on the Company’s consolidated operating results or financial position.

SUPPLEMENTAL INFORMATION

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

JUNE 30, 2021

	Metro 885	New Lipstick	Consolidating Entries	Totals
ASSETS
Cash and cash equivalents	$1,668,446	$4,506	$-	$1,672,952
Investment in Metro 885	-	4,638,505	(4,638,505)	-
Due from related party	4,927,093	120,274	-	5,047,367

TOTAL ASSETS	$6,595,539	$4,763,285	$(4,638,505)	$6,720,319

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$1,957,034	$4,500	$-	$1,961,534
Notes payable to related parties	-	45,143,841	-	45,143,841
Due to related parties	-	241,174	-	241,174

TOTAL LIABILITIES	1,957,034	45,389,515	-	47,346,549

MEMBERS' DEFICIT	4,638,505	(40,626,230)	(4,638,505)	(40,626,230)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$6,595,539	$4,763,285	$(4,638,505)	$6,720,319

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

JUNE 30, 2021

	Metro 885	New Lipstick	Consolidating Entries	Totals

REVENUES:
Tenant reimbursements	$468,126			$468,126
Other rental revenue	455	-	-	455
Interest income	79,231			79,231
Investment loss	-	(1,769,412)	(1,769,412)	-

TOTAL REVENUES	547,812	(1,769,412)	(1,769,412)	547,812

EXPENSES:
Real estate taxes	1,071,339	-	-	1,071,339
Utilities	93,915	-	-	93,915
Janitorial	152,054	-	-	152,054
Security	91,885	-	-	91,885
General and administrative	240,770	8,658	-	249,428
Management fees	96,917	-	-	96,917
Interest expense	-	863,307	-	863,307

TOTAL EXPENSES	1,746,880	871,965	-	2,618,845
OTHER INCOME
Management quitment	(570,344)			(570,344)

NET LOSS	$(1,769,412)	$(2,641,377)	$(1,769,412)	$(2,641,377)

