Form 20-F/A
period 2021-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2022-06-30
CIK 933267

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

Large accelerated filer	Accelerated filer
Non-accelerated filer	Emerging growth company

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting statements included in this filing:	Other

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17   Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
 Yes ☒ No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Jaime Mercado Juan M. Naveira
Zang Bergel & Viñes	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended June 30, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2021 (the “2021 Form 20-F”), to amend Item 18. Financial statements and Item 19. Exhibits of the 2021 Form 20-F to provide separate audited consolidated financial statements of Banco Hipotecario S.A. as of and for the fiscal year ended December 31, 2021, including the report of independent auditor relating thereto, as required under Rule 3-09 of Regulation S-X.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2021 Form 20-F or reflect any events that have occurred after the 2021 Form 20-F was filed on October 20, 2021. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2021 Form 20-F are true and complete as of any date subsequent to October 20, 2021.

This Form 20-F/A should be read in conjunction with the 2021 Form 20-F and our other filings with the SEC.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-95 of the 2021 Form 20-F.

Separate audited consolidated financial statements of Banco Hipotecario S.A. as of and for the year ended December 31, 2021, including the report of independent auditor with respect to such consolidated financial statements, are hereby incorporated by reference to Exhibit 15.1 hereto.

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audited consolidated financial statements of Banco Hipotecario S.A. as of and for the year ended December 31, 2021 (audited in accordance with IFRS).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the 2021 Form 20-F on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: June 30, 2022	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer