Form 20-F
period 2022-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2022-10-26
CIK 933267

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

City of Buenos Aires, Argentina

(Address of principal executive offices)

Matías Iván Gaivironsky, Chief Financial and Administrative Officer

Tel.: +54(11) 4323-7449- ir@irsa.com.ar

Carlos M. Della Paolera 261, 9th Floor, (C1001ADA) - City of Buenos Aires, Argentina

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 810,879,553.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board included in this filing:☒	Other ☐

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Jaime Mercado Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires Argentina	425 Lexington Avenue New York, NY 10017 United States of America

1

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains and incorporates by reference statements that constitute estimates and forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “should,” “plans,” “expects,” “predicts,” “potential,” “seek” and similar words or phrases, or the negative of these terms or other similar expressions, are intended to identify estimates and forward-looking statements. Some of these statements include statements regarding our current intent, belief or expectations. While we consider these expectations and assumptions to be reasonable, forward-looking statements are subject to various risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Forward-looking statements are not guarantees of future performance. Actual results may be substantially different from the expectations described in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina and Latin America or changes in developed markets or emerging markets or both;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

•	inflation and deflation;

•	ongoing economic impacts of the COVID-19 pandemic on the Argentine economy, and the related impacts on our business and financial condition;

•	measures adopted by the Argentine government in response to the COVID-19 pandemic and other infectious diseases;

•	impact of the COVID-19 pandemic and the spread of other infectious diseases on our business;

•	fluctuations in the exchanges rates of the Peso and in the prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future Argentine government regulation and changes in law or in the interpretation by Argentine courts;

•	price fluctuations in the real estate market;

•	political, civil and armed conflicts;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding and default on Argentina’s of sovereign debt;

•	the impact of the new agreement with the International Monetary Fund (“IMF”) and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration of regional, national or global businesses and economic conditions;

•	changes to applicable regulations to currency exchange or transfers;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the Peso and the U.S. dollar against other currencies; and

•	the risk factors discussed under “Risk Factors.”

Forward-looking statements refer only to the date of this Annual Report, and neither we undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

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

The term “Argentine government” refers to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively.

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

Corporate Reorganization

On September 30, 2021, IRSA and IRSA Propiedades Comerciales S.A. (“IRSA CP”) executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP. On December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger, whose effective date was established on July 1, 2021. On January 30, 2022, IRSA and IRSA CP executed a Definitive Merger Agreement. On May 9, 2022, we disclosed that the CNV informed us that the merger by absorption of IRSA with IRSA CP, and the dissolution without liquidation of IRSA CP was registered, with IRSA as the surviving corporation.

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our audited Consolidated Financial Statements as of June 30, 2022 and 2021 and for the years ended June 30, 2022, 2021 and 2020, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-87 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 25, 2022 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Deconsolidation of IDBD and DIC

On September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, the Company lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

As of the date of this Annual Report, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares representing 1.5% of its capital stock.

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

Additionally, effective July 1, 2019, in accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity’s net investment in the associate or in the joint venture according to the definitions of said standard, using the modified retrospective approach. The provisions of IFRS 9 shall apply to such investments with respect to the share of the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28. We opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

See Note 2.2 to our Audited Consolidated Financial Statements for more information about the adoption of new standards.

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos” or “ARS” are to Argentine pesos, and references to “U.S. dollars,” “dollars” or “USD” are to United States dollars.

We have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 125.2300 per USD 1.00 as of June 30, 2022. The average seller exchange rate for fiscal year 2022, quoted by Banco de la Nación Argentina was ARS 105.3712. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 154.74 per USD 1.00 as of October 24, 2022. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.”

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (m2, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

As used in this Annual Report, GLA in the case of shopping malls refers to the total leasable area of the properties, regardless of our ownership interest in such properties (excluding common areas and parking areas and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated otherwise).

Rounding Adjustments

Certain figures which appear in this Annual Report (including percentage amounts) and in our financial statements have been subject to rounding adjustments for ease of presentation. Accordingly, figures shown for the same category presented in different tables or different parts of this Annual Report and in our financial statements may vary slightly, and figures shown as totals in certain tables may not be arithmetic aggregation of the figures that precede them.

Economic, Industry and Market Data

Economic, industry and market data and other statistical information included or incorporated by reference into this Annual Report is based on data compiled by us from internal sources and based on publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos, the “INDEC”). Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2020	70.3600	41.5000	59.5343	70.3600
June 30, 2021	95.6200	70.4200	83.8081	95.6200
June 30, 2022	125.1300	95.6600	105.2712	125.1300
Month ended:
July 31, 2022	131.1700	125.3500	128.3519	132.3200
August 31, 2022	138.6300	131.7900	135.2041	138.6300
September 30, 2022	147.2200	138.9300	143.5305	147.2200
October, 2022 (through October 24, 2022)	154.6400	148.1300	151.3364	154.6400

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	We depend on macroeconomic and political conditions in Argentina.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations.

•	Property values in U.S. dollars in Argentina could decline significantly.

•	Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

•	The ongoing COVID-19 pandemic and Argentine government measures to contain the virus are adversely affecting our business and results of operations, preventing us from accurately predicting the ultimate impact on our results of operations.

•	The appearance of “monkeypox” and its spread in different countries, including Argentina, and possible Argentine government measures to contain the virus may adversely affect our business and results of operations.

Risks Relating to our Business

•	Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability. An adverse economic environment for real estate companies and the credit crisis may adversely affect our results of operations.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

•	We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

•	Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

•	The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

•	We are dependent on our Board of Directors senior management and other key personnel and may face potential conflicts of interest relating to our principal shareholders.

Risks Relating to our Investment in Banco Hipotecario

•	The short-term structure of Banco Hipotecario’s deposit base could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

•	Banco Hipotecario’s capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

•	The Covid-19 may negatively impact the operations and financial situation of Banco Hipotecario.

Risks Relating to our GDSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and GDSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States., limiting their recovery of any foreign judgment.

•	If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our common shares or GDSs would suffer negative consequences.

•	Holders of the GDS may be unable to exercise voting rights with respect to the common shares underlying their GDSs.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

•	You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

•	Our shareholders may be subject to liability for certain votes of their securities.

•	The warrants are exercisable under limited circumstances and will expire.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and depreciation of the currency. As a consequence, our business and operations have been, and could in the future be, affected to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange restrictions; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing Argentine government involvement with economic activity; civil unrest and local security concerns. Developments in economic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging market and investing in such markets generally carries additional risks.

Historically, Argentina went through periods of severe political, economic and social crisis. Among other consequences, these crises resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy. Argentina also suffered a significant real depreciation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. In the past three years, GDP contracted 2.2% in 2019 and 6.5% in 2020. During 2021, the GDP increased 11.0% with respect to the previous year. On September 17, 2021, the Argentine Treasury announced that it expected GDP to grow 4% in 2022 and the fiscal deficit to reach 3.3%, both figures higher than previously expected.

Legislative elections took place on November 14, 2021, in the context of which one third of the seats in the senate and half of the seats in the house of representatives, were up for election. “Juntos por el Cambio” (the political party of the former administration) obtained 41.7% of the votes and “Frente de Todos” (the political party of the current administration) obtained 33.6% of the votes. As a result, the “Frente de Todos” coalition lost its majority of votes in the house of representatives, but maintained a majority of the seats in the senate. As a result, the administration of President Fernández may not be able to enact new legislation.

We can offer no assurances as to the policies that may be implemented by the administration of President Fernández, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

During periods of high uncertainty in the international markets, potential investors choose to invest in high quality assets. This situation has caused adverse effects on the Argentine economy which could continue to do so in the near future.

On June 24, 2021, Morgan Stanley Capital International Inc. (“MSCI”) announced that it would reclassify the MSCI Argentina Index from Emerging Markets to Standalone Markets status in one step during its November 2021 Semi-Annual Index Review. Pursuant to such announcement, on November 11, 2021, MSCI went forward with the reclassification of the MSCI Argentina Index to Standalone Markets.

The success of any measure taken by the Argentine government pursuant to restoring the market’s trust and achieving the stability of the Peso is uncertain. Furthermore, the continuous loss of value of the Peso may have an adverse effect on our financial condition and the results of our operations.

The IMF and the Argentine authorities have reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the USD 44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of USD 44 billion, which includes a disbursement of USD 9.6 billion. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy remains uncertain. It is possible that reforms could be disruptive to the economy and adversely affect the Argentine economy and our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Sergio Tomas Massa formally took office as Minister of Economy on August 3, 2022, and stated that his program will be based on four pillars: (i) fiscal order; (ii) trade surplus; (iii) strengthening of monetary reserves; and (iv) development with social inclusion. In matters of fiscal order, Mr. Massa has stated that the goal of 2.5% primary deficit established by the budget for the fiscal year 2022 will be met. In turn, he expressed that payment advances from the National Treasury will not be used for the remainder of the year 2022 together with freezing any new hiring in all sectors of the national public administration. Regarding subsidies of public services, Mr. Massa announced that saving for consumption will be promoted together with a request for care of the country’s natural resources.

In the matter of trade surplus, he has stipulated for the promotion - by means of decrees of necessity and urgency - of special regimes for the agroindustry, mining and hydrocarbon sectors due to increased production and the knowledge economy. Related to the strengthening of reserves, he proposed an export advance scheme, with the value chains of fishing, mining, agriculture and other sectors. In addition, he announced that there will be disbursement of funds by international organizations under current programs, and a new program with the CAF - Development Bank of Latin America. On the other hand, he announced that, during the month of August of 2022, the retirement mobility index will be announced with a “reinforcement”, whose objective will be to help retired workers overcome the loss of purchasing power as a result of growing inflation. Such “reinforcement” was granted on August 25, 2022, for an amount of ARS 7,000 to be paid to retirees during the months of September, October and November 2022.

The long-term impact of these measures and any future measures taken by the Argentine government on the Argentine economy, as a whole, remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Presidential elections will be held in Argentina in October 2023. We cannot predict which policies the new President of Argentina, who assumed office in December, 2023, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Argentinian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition and the price of our shares and GDSs.

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

The INDEC reported cumulative variation of the consumer price index (“CPI”) of 53.8% for 2019, 36.1% for 2020 and 50.9% for 2021. INDEC reported a CPI of 5.3%, 7.4%, 7% and 6.2% for June, July, August and September 2022, respectively. As of September 30, 2022, the cumulative variation of the CPI was 66.1%.

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

As of July 1, 2018, the Peso qualified as a currency of a hyperinflationary economy and we were required to restate our historical financial statements in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy was hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Certain regulatory authorities, such as the CNV and the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) (the “IGJ”), have required that financial statements for periods ended on and after December 31, 2018, be restated for inflation in accordance with IAS 29.

During the first three fiscal years beginning after January 1, 2018, inflation adjustment for tax purposes was applicable if the variation in the CPI exceeds 55% in 2019, 30% in 2020 and 15% in 2021.

Therefore, inflation adjustment for tax purposes:

•	Year ended June 30, 2019: one third of the adjustment to be allocated to 2019 and the remaining two thirds to be allocated in equal parts in the following two years.

•	Years ended June 30, 2020 and 2021: one sixth of the adjustment to be allocated to 2020 and 2021 and the remaining portions in equal parts in the five following years.

As from fiscal year 2022, the inflation adjustment for tax purposes will be applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of inflation adjustment for tax purposes is fully allocated to the fiscal year in which it originated.

We cannot predict the future impact that the eventual application of inflation adjustment for tax purposes and other related inflation adjustments described above will have on our financial statements or their effects on our business, results of operations and financial condition.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine government has substantially increased public spending. Argentina recorded a primary deficit of 0.4% 6.5% and 3.0% of GDP in 2019, 2020 and 2021, respectively. However, the Fernández administration has indicated that it will seek to foster economic growth, which may require additional public spending. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase.

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

During recent years the Argentine government has faced difficulties in the payment of its sovereign debt. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

In 2018, due to Argentina’s limited access to the international capital and lending markets, the Argentine government and the IMF entered into the Stand-By Agreement. As of the date of this Annual Report, Argentina has received disbursements under the agreement totaling USD 57.1 billion. Notwithstanding the foregoing, the Fernández administration has publicly announced that it will refrain from requesting additional disbursements under this agreement, and instead vowed to renegotiate its terms and conditions in good faith.

During March 2020, the Argentine government initiated discussions with various groups of creditors to discuss a path for Argentina’s debt sustainability. With respect to Argentina’s international bonds, the Argentine executive branch approved the restructuring of certain eligible global bonds issued under foreign laws for up to USD 65 billion. In August 2020, the Argentine government announced that it had obtained the consents required to exchange 99% of the aggregate principal amount outstanding of all series of eligible bonds.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement Argentina had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate. In June 2021, the parties agreed that Argentina would pay USD 430 million to the group before the end of July and the rest during the following year to avert default in July 2021. On March 22, 2022, the Argentine government reached an agreement with the Paris Club for a new extension of the agreement reached in June 2021.

In June 2018, the Argentine government and the IMF signed a three-year, USD 50 billion loan agreement, as further amended to USD 57.1 billion through 2021 (the “IMF 2018 Agreement”). Following an IMF report in February 2020 stating that Argentina’s debt may not be sustainable, the Argentine government requested to begin discussions with the IMF in order to renegotiate the principal maturities of the USD 44.1 billion disbursed between 2018 and 2019 under a stand-by arrangement. The IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 25, 2022, the IMF approved the execution of the IMF Agreement with Argentina for a total amount of USD 44 billion, which includes a disbursement of USD9.6 billion. The IMF will monitor Argentina’s compliance with such agreement at the end of each quarter. By means of the IMF Agreement, the Argentine government seeks to decrease the high inflation in Argentina improving public finances and strengthening Argentina’s balance of payments. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

On January 28, 2022, President Alberto Fernandez announced that an understanding with the IMF pursuant to restructuring the debt incurred as set forth in the Stand-by Agreement was reached. On that same day, President Alberto Fernandez authorized the payment of principal pursuant to such agreement for an amount of USD 731 million.

In addition, during the latter part of June 2022, the IMF made a second disbursement of funds for an amount of USD 4,155 million. Furthermore, a third disbursement of funds for an amount of USD 3.8 million was made on October 7, 2022.

Due to past or future defaults on its indebtedness, we cannot assure you that Argentina will have access to international financing in the future, on favorable terms or at all. If Argentina is not able to access financing, it may not be able to foster economic growth and invest in the country. As a result, we cannot assure you that private companies in Argentina will have access to financing on favorable terms or at all, which could adversely affect our business, financial condition and results of operations.

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

Fluctuations in the rates of exchange of the Peso against foreign currencies, particularly the U.S. dollar, may adversely affect the Argentine economy, our financial condition and results of operations. In 2018, 2019, 2020 and 2021, the Peso depreciated by approximately 105%, 59%, 40% and 18%, respectively, against the U.S. dollar. Depreciation of the Peso in real terms can have a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, and also lead to very high inflation and significantly reduced real wages. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Argentine government’s ability to honor its foreign debt obligations. A substantial increase in the exchange rate of the Peso against foreign currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

As a result of the greater volatility of the Peso, the former administration announced several measures to restore market confidence and stabilize the value of the Peso. Among them, during 2018, the Argentine government negotiated two agreements with the IMF, increased interest rates and the Central Bank decided to intervene in the exchange market in order to stabilize the value of the Peso. During 2019, based on a new understanding with the IMF, the Argentine government established new guidelines for stricter control of the monetary base, which would remain in place until December 2019, in an attempt to reduce the amount of Pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019 foreign currency controls were reinstated in Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain common capital markets operations (“dólar MEP” or “contado con liquidación”) has broadened significantly, reaching a value of approximately 100% above the official exchange rate. As of October 24, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 154.74 per USD 1.00.

The “Dollar Soja” was a special exchange regime created by Decree 576/2022 that was in force during September 2022 and offers ARS 200 for each USD, unlike the currently approx. ARS 142 offered during same time to the rest of the exporters. Said was established for the settlement of foreign currency from soybeans and products associated with it, for those who adhere to the program and that comply with the requirements established in said decree. As of the date of this Annual Report, the aforementioned exchange regime has not been extended and, consequently, the “Dollar Soja” is not currently in effect. As a result of this special exchange regime, the Argentina Central Bank achieved a total of USD 8,123 million.

Furthermore, in early October 2022, the Argentine government announced a special exchange rate for the high-tech industry. Additionally, through the  Federal Administration of Public Revenue (“AFIP”) General Resolution No. 5272/2022, it established two additional exchange rates. In this regard, is a special exchange rate that applies to any expense of more than USD 300 made abroad during a calendar month, pursuant to which an extra 25% advance payment of Income Tax would be applicable. In addition, local concert promoters will be subjected to a special exchange rate pursuant applicable to the payment of foreign entertainers, set in an amount of ARS 204 ARS per USD 1.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Peso is uncertain and the continued depreciation of the Peso could have a significant adverse effect on our financial condition and results of operations.

Certain measures that may be taken by the Argentine government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine government exercises substantial control over the economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

On June 2020, President Alberto Fernández announced a project to intervene and expropriate the cereal exporting company Vicentin S.A.I.C (“Vicentin”) under which the national public administration would take control of 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco de la Nación Argentina, on a total increase of USD 1.35 billion. However, on June 19, 2020, the holder of the Civil and Commercial Court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original Board of Directors to office for 60 days and to give the observer status to the interventors appointed by the administration of Alberto Fernández.

As for taxes, the Argentine government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas”. It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree 42/2021 also empowered the AFIP to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

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

On June 6, 2022, the Argentine government sent to the Chamber of Deputies a bill that would establish a one-time “windfall income tax” for companies that obtained extraordinary income from the increase in international prices. Based on the current Argentine political environment, it is uncertain whether the Argentine Congress will approve this bill.

The bill would establish a one-time additional 15% windfall income tax on the excess of the net taxable income resulting from the difference of the (1) net taxable income obtained in the first tax year ended on or after the month immediately following the month in which the bill enters into force, and (2) net taxable income from the previous tax year adjusted by the variation of the CPI, published by the National Institute of Statistics and Census.

The windfall income tax would apply to companies that meet the following requirements:

•	The net taxable income or the accounting profits adjusted for inflation for the first financial year ending on or after the month immediately following the month in which the bill enters into force is at least ARS 1 billion; and

•	(i) The accounting profits adjusted for inflation for the first financial year ending on or after the month immediately following the month in which the bill enters into force represents at least 10% of the total gross income for that period; or (ii) the ratio between the accounting profits adjusted for inflation for the first financial year ending on or after the month immediately following the month in which the bill enters into force and the total gross income for that period, is at least 20% higher than the same ratio for the previous year.

The bill would exclude the income tax and the extraordinary results from the calculations referred to in the previous paragraph, in accordance with the regulations to be issued after the bill’s enactment.

If approved by the Argentine Congress, the bill would be enacted on the date of publication in the Official Gazette and would apply for the first financial year ending from the first day of the month immediately following enactment and the last day of the 12th month immediately following that date.

However, since such bill has not yet been discussed in the Chamber of Deputies, and doesn’t looks like it will in the near future, the AFIP issued General Resolution No. 5,248, establishing that an extraordinary payment on account of income tax payable in 3 monthly installments shall be in effect for companies that meet any of the following parameters:

•	The amount of the tax determined from the tax return corresponding to the fiscal year 2021 or 2022, as the case may be, is equal to or higher than ARS 100,000,000.

•	The amount of the tax result arising from the tax return, without applying the deduction corresponding to tax losses of previous years, is equal to or higher than ARS 300,000,000.

Any such payment on account of income tax shall be 25% of the calculation basis of the advance payment, or 15% of the tax result, without considering the losses of previous years.

The aforementioned payment on account of income tax may not be cancelled through a compensation mechanism and shall not be considered when requesting a reduction of tax payments.

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

Through Decree No.11/2022, a staggered increase of the minimum salary was approved as follows: (i) September 1, 2022, ARS 51,200.00 for all full-time monthly workers and ARS 256.00 per hour for day laborers; (ii) October 1, 2022, ARS 54,550.00 for all full-time monthly workers and ARS 272.75 per hour for day laborers; and (iii) November 1, 2022, ARS 57,900.00 for all full-time monthly workers and ARS 289.50 per hour for day laborers. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree No. 34/2019 doubled legally-mandated severance pay for termination of employment. This decree was extended until June 30, 2022, under the provisions of Decree 886/2021. This last decree established a gradual reduction of the double compensation, namely: (i) 75% of the amount of the same, from January 1, 2022 and until January 28, February 2022; (ii) 50% from March 1, 2022 and until April 30, 2022; and (iii) 25% from May 1, 2022 and until June 30, 2022. As of the date of this Annual Report, there has been no further extensions to the payment of double compensations; therefore, the aforementioned rule is no longer in force.

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

On September 1, 2019, the Central Bank issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations until December 31, 2019. Decree 609/2019 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the Central Bank. Through Decree 91/2019, the National Executive Branch resolved to continue with the provisions of Decree 609/2019, this is the obligation to convert the value of exported goods and services to Pesos in the local financial system, in accordance with the terms and conditions established by the Central Bank. Accordingly, through Communication “A” 6,856, Communication “A” 6,770 was modified, establishing that the rules regarding the obligation to enter the country in foreign currency and/or negotiation in the MULC of receipts for exports of goods and services, disseminated through Communication “A” 6,844 remains in force since December 31, 2019.

On September 15, 2020, Communication “A” 7,106 established that companies must refinance the maturities of the capital of the financial debt in the period between October 15, 2020 and December 31, 2023. Subsequently, such period was extended in various opportunities, with the final extension being issued on October 13, 2022, pursuant to Communication “A” 7,621 by which it was further extended until December 31, 2023. In this regard, the Central Bank will grant companies access to the MULC for up to 40% of the maturities and the companies must refinance the remaining 60%within a period of at least two years. In addition, CNV Resolution No. 862/2020 established a minimum holding term requirement of three days for both transfers of securities from local accounts abroad and vice versa.

As of the date of this Annual Report, we have outstanding obligations pursuant to the Series II Notes issued by the Company for USD 121.0 million. We currently cannot predict whether the Government will impose further exchange controls and transfer restrictions that may impair our ability to access the MULC for the repayment of the total amount or part of such obligations.

On January 11, 2021, through Resolution No. 878/21, the CNV reduced the minimum holding term to one business day, both to carry out sales operations of negotiable securities with settlement in foreign currency in the local market, as well as to use in the settlement of operations in foreign currency in the local market the negotiable securities transferred from depositories abroad to depositories of the country.

On July 12, 2021, through Resolution No. 895/2021 of the CNV, it was established that in order to carry out sales operations of negotiable securities with settlement in foreign currency and in foreign jurisdiction, a minimum period of holding of said securities must be observed negotiable securities in portfolio of 2 business days counted from its accreditation in the depositary agent. This term shall not apply in the case of purchases of negotiable securities with settlement in foreign currency and in foreign jurisdiction. In the case of sales operations of negotiable securities with settlement in foreign currency and in local jurisdiction, the minimum term of permanence in the portfolio to be observed will be 1 business day to be computed in the same way. This minimum holding period shall not apply in the case of purchases of negotiable securities with settlement in foreign currency. To give effect to transfers of negotiable securities acquired with settlement in national currency to depository entities abroad, a minimum term of holding said negotiable securities in the portfolio of 2 business days must be observed, counted from their accreditation in the depositary agent. The exception is contemplated in those cases in which the accreditation is the product of the primary placement of negotiable securities issued by the National Treasury or in the case of Argentine shares and/or Certificates of Deposit (“Cedears”) with trading in markets regulated by the CNV. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the Central Bank in the context of the exercise of its powers, it is clarified that there may be possible “withholdings” in the context of the restructuring that Argentine companies are undergoing. obliged to carry out with the consequent possible claims.

In order to comply with the requirements of this regulation, a financial debt refinancing plan had to be presented to the Central Bank, which must be registered until December 31, 2020 before September 30, 2020. In order for maturities to be registered between January 1, 2021 and March 31, 2021, the plan must be presented at least 30 calendar days before the maturity of the principal to be refinanced, which implies a risk to obtain financing for new productive projects. As a consequence, there could be a rise in corporate bond spreads.

Likewise, on February 22, 2021, the Central Bank resolved to extend the validity of point 7 of Communication “A” 7,106, which expired on March 31, 2021. Thus, it established that the provisions of point 7 will be applicable to those who register capital maturities scheduled between April 1, 2021 and December 31, 2021 for the indebtedness detailed therein. Subsequently, through Communication “A” 7,422, it was extended again until June 30, 2022.

And, finally, on October 13, 2022, the Central Bank issued Communication “A” 7,621 by which it was decided to extend the period until December 31, 2023. The refinancing plan had to be presented to the Central Bank before March 15, 2021, for principal maturities scheduled between April 1, 2021, and April 15, 2021. In all other cases, it must be submitted at least 30 calendar days before the maturity of the principal to be refinanced. Specifically, the requirement to renegotiate is maintained, although the monthly maturities that must be rescheduled are raised from USD 1 million to USD 2 million and frees companies that have restructured their debts under the same procedure throughout 2020, and that this year they face maturities of such rescheduling. By the same requirement, the maturities of new loan disbursements entered as of 2020 have not been reached either. In addition, since June 2020, pursuant to Communication “A” 7,030, companies could no longer access the MULC to cancel the financial debt between companies in advance. It is also noted that such possible restructuring proposals will fully comply with the requirements set forth by the applicable and current regulations, as long as the breach brings the application of the foreign exchange criminal law to the members of our board of directors.

Furthermore, on August 13, 2021, through Communication “A” 7,340, the Central Bank incorporated as point 4.3.3. of the regulations of Foreign Trade and Exchange regulations (Texto Ordenado de Exterior y Cambios), that the purchase and sale of securities that are carried out with settlement in foreign currency must be paid by one of the following mechanisms: a) by transfer of funds from and to sight accounts at name of the client in local financial entities, and b) against wire on bank accounts in the name of the client in a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not apply sufficiently. International. In no case is the settlement of these operations permitted by means of payment in foreign currency bills, or by depositing them in custody accounts or in third-party accounts. On December 9, 2021, through Communication “A” 7,416 of the Central Bank, modified by Communication “A” 7,422 and later Communications, most of the foreign exchange restrictions were extended until December 31, 2022.

On April 12, 2022, through Communication “A” 7,490, the Central Bank released the ordered text of the Foreign Trade and Exchange regulations (Texto Ordenado de Exterior y Cambios) to replace Communications “A” 7,433, 7,466, 7,469, 7,471, 7,472 and 7,488. Among other things, the aforementioned regulations extended until December 31, 2022, the exchange restrictions applicable to import payments, the prior approval to make payments of foreign financial indebtedness with related creditors and the rules on matters of refinancing foreign liabilities. In addition, they established that the Central Bank will have the possibility of assigning a specific category linked to the way of accessing the MULC.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the Argentine government could undermine our ability to pay dividends on our GDSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the Central Bank regulations mentioned above, especially when it has highly diversified and retail creditors.

The company has several dollar-denominated maturities affected by these measures. For more information see “Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness”.

The ongoing COVID-19 pandemic and Argentine government measures to contain the virus are adversely affecting our business and results of operations, preventing us from accurately predicting the ultimate impact on our results of operations.

As of the date of this Annual Report, most of the operations and properties are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina.

In order to mitigate the economic impact of the COVID-19 pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government adopted social aid, monetary and fiscal measures, including price controls and the prohibition of dismissals without cause.

As of the date of this Annual Report, the COVID-19 outbreak has caused significant social and market disruption. The long-term effects of the coronavirus pandemic on the global economy, Argentine economy and the Company, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety and reduced sales in the impacted geographic locations. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID-19 outbreak, may have a material and adverse effect on our business operations, financial condition or operational results. In this regard, and due to the restrictions that were in place, we were forced to keep the DirecTV Arena stadium closed throughout the entire 2021 fiscal year.

The Company is currently considering alternatives pursuant to mitigating the effects this outbreak may have had on its operations and ongoing projects, as well as to any measures adopted by the Argentine government, which so far have resulted in a slowdown in economic activity that has further adversely affected economic growth in Argentina during the 2020 and 2021 fiscal years.

We are continuing to monitor the impact of the ongoing COVID-19 pandemic across our businesses. The ultimate impact of the pandemic on our business, results of operations and financial condition remains uncertain and will depend on future developments outside of our control, including whether new variants of the COVID-19 arise and the Argentine government measures in response of the COVID-19 pandemic, including the vaccination program launched in December 2020. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. To the extent the COVID-19 pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

For more information in connection with the COVID-19 pandemic and their impact on our Company, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

The appearance of “monkeypox” and its spread in different countries, including Argentina, and possible Argentine government measures to contain the virus may adversely affect our business and results of operations.

Monkeypox was first detected in humans in 1970 in the Democratic Republic of the Congo, being transmitted from person to person by close contact with infected respiratory secretions or skin lesions of an infected person.

Since then, the majority of reported cases have come from rural rainforest regions of the Congo Basin and West Africa, particularly the Democratic Republic of the Congo, where it is considered endemic. However, in mid-May 2022, cases of monkeypox were identified in countries such as Portugal, Spain and the United Kingdom, in addition to investigations in several countries finding cases without a known source of infection, which suggested the existence of a undetected community spread. In the United States, the cities of New York and San Francisco have declared a state of emergency due to the spike in cases of this disease. As of October 25 2022, the World Health Organization reported that 75,790 have been detected globally.

In order to mitigate the impact of the spread of monkeypox, the Argentine government may adopt measures, such as mandatory lockdown and shutdown of non-essential businesses. If adopted, we cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if Argentina’s main trading partners are concurrently facing an economic recession, which may adversely affect our business and results of operations.

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

General elections in Brazil, including the election of the president, were held on October 2, 2022. Historically, election years in Brazil, and especially presidential elections, are marked by political uncertainty which generates greater instability and volatility. Moreover, the Brazilian Supreme Court recently overturned criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the presidential election. According to the official results, Lula obtained 48.4% of the votes while Bolsonaro obtained 43.2% of the votes. As no presidential candidate received a majority of the votes on 2 October, Lula and Bolsonaro advanced to a runoff election, scheduled for October 30, 2022. As a consequence, we cannot provide certainties of the effects that the results of the election may have on the Brazilian economy and its impact in Argentina, taking not account that both countries are close commercial partners and members of the MERCOSUR.

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

On November 3, 2020, presidential elections took place in the United States. Former Vice President Joseph R. Biden Jr. was the Democratic nominee to challenge President Trump. Finally, on November 7, 2020, Democrat Joe Biden was declared president. Mr. Biden became the 46th president on January 20, 2021. We cannot predict how any measures adopted by the Biden administration may affect Argentina, nor the effect that any other measure taken by the Biden administration could cause on global economic conditions and the stability of global financial markets.

In July 2019, the Common Market of the South (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), which was expected to enter into force in 2021, once approved by the relevant legislatures of each member country. The objective of this agreement is to promote investments, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. In October 2020, The European Parliament passed a non-binding resolution opposing the ratification of the trade agreement between the EU and MERCOSUR due to concerns over the environmental policy of the Jair Bolsonaro government. At the same time, the EU was to send MERCOSUR member countries a document with additional requirements on the environmental commitment, a matter that has not been fulfilled and that, in part, has slowed down the implementation of the agreement between both entities. In this regard, it is reported that the definition and implementation of the free trade agreement will be completed next year and not in the second part of 2022, as expected.

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

High commodity prices contributed to the increase in Argentine exports and to high Argentine government tax revenue from export withholdings. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural products, primarily soy. This dependence has rendered the Argentine economy more vulnerable to commodity prices fluctuations.

A continuous decline in international prices of Argentina’s main commodity exports could have a negative impact on the levels of government revenue and the Argentine government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

The absence of a solid institutional framework and corruption have been pointed out as an important problem for Argentina and continue to be. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the former Macri administration adopted several measures aimed at strengthening Argentina’s institutions and curbing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the Argentine government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others.

The Russian invasion of Ukraine could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets, including Argentina’s, and thus could affect our businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions.

The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region, could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

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

As a result of the COVID-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina – The ongoing COVID-19 pandemic and government measures to contain the virus are adversely affecting our business and results of operations, and, as conditions are evolving rapidly, we cannot accurately predict the ultimate impact on our results of operation.” We cannot assure you that new disease outbreaks or health hazards will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and the results of operations.

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

•	declines in lease prices or increases in levels of default by our tenants due to economic conditions;

•	increases in interest rates and other factors outside our control;

•	the accessibility and attractiveness of the areas where our shopping malls are located;

•	the intrinsic attractiveness of the shopping mall;

•	the flow of people and the level of sales of rental units in our shopping malls;

•	the increasing competition from internet sales;

•	the amount of rent collected from tenants at our shopping malls;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	fluctuations in occupancy levels in our shopping malls.

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

Our investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find lessees and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on the Company’s investments, which in turn could have an adverse effect on our financial position and the results of the Company’s operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

As of June 30, 2022, our consolidated financial gross debt amounted to ARS 74,734 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Although we are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Furthermore, our, leverage could also affect our competitiveness and limit our ability to pay our debt due to changes in market conditions, changes in the real estate industry and/or future economic downturns.

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

As of June 30, 2022, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of the Company’s office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we expect to continue to be largely affected by economic conditions or by pandemic effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with the Company’s debt service and fund operations.

The Company’s performance is subject to the risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets, and as a result, the value of its securities, are subject to the risk that its properties may not be able to generate sufficient revenue to meet its operating expenses, including debt service and capital expenditures, its cash flow needs and its ability to service our debt service obligations. Events or conditions beyond its control that may adversely affect its operations or the value of its properties include:

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

If any one or more of the foregoing conditions were to affect the Company’s activities, this could have a material adverse effect on our financial condition and results of operations, and as a result, on the Company’s results.

An adverse economic environment for real estate companies and the credit crisis may adversely affect the Company’s results of operations.

The success of the Company’s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of the Company’s strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe the Company can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Recent disruptions in the financial markets may adversely impact the Company’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance the Company’s existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that Argentine government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The Company’s revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

The Company’s business is mainly driven by consumer spending since a portion of the revenue from its Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, the Company’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has experienced significant decline during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 4.3% of the Company’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, the Company’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

As part of the Company’s growth strategy, we have acquired, and intend to do so in the future, properties, including large properties (such as Edificio República, Abasto de Buenos Aires and Alto Palermo Shopping), that tend to increase the size of our operations and potentially alter our capital structure. Although we believe that the acquisitions we have completed in the past and that we expect to undertake enhance the Company’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	We may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than the Company’s estimates;

•	acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures; and

•	We may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into the Company’s organization and to manage new properties in a way that allows it to realize cost savings and synergies.

The Company’s future acquisitions may not be profitable.

We seek to acquire additional shopping malls to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	the Company’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•	properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

•	the Company’s pre-acquisitions evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•	the Company’s investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquires a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

The properties we acquire may be subject to unknown liabilities.

The properties that we acquire may be subject to unknown liabilities, in respect to which we may have limited or no recourse to the former owners. If a liability were asserted against us based on the Company’s ownership of an acquired property, we may be required to incur significant expenditures to settle, which could adversely affect the Company’s financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

The Company’s dependence on rental income may adversely affect our ability to meet the Company’s debt obligations.

A substantial part of our revenue is derived from rental income. As a result, our performance depends on our ability to collect rent from the Company’s tenants. Our revenue and profits would be negatively affected if a significant number of our tenants or any significant tenant were to:

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and the Company’s inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations, such as the COVID-19 pandemic, which has caused significant adverse impacts on our business as tenants have been required to shut down or significantly reduce their operating activities.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of the Company’s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of the Company’s portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

Some of the land we have purchased is not zoned for development and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for our intended development plans. In addition, we have not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, then we may be forced to make unwanted modifications to such projects or abandon them altogether.

We may face risks associated with land-takings in Argentina.

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis, especially now in the context of the COVID-19 economic crisis.

The spread of land takes has revived in Argentina an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit

As a consequence, we cannot provide assurance that Argentine government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on our financial condition and results of operations.

The Company’s ability to grow will be limited if we cannot obtain additional financing.

Although the Company is liquid as of the date of this Annual Report, we must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The Company’s growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. The Company’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of the Company’s growth potential, its ability to pay dividends, financial condition credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing the Company’s growth strategy on satisfactory terms or at all.

The capital and credit markets for Argentina have been experiencing extreme volatility and disruption since the last years. If the Company’s current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Adverse incidents that occur in the Company’s shopping malls may result in damage to our reputation and a decrease in the number of customers.

Given that the Company’s shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit the Company’s flexibility.

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

As a result, we are exposed to the risk of higher rates of inflation under the Company’s leases, and any exercise of rescission rights by our tenants could materially and adversely affect our business and results of operations. We cannot assure you that the Company’s tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate.

We may be liable for certain defects in the Company’s buildings.

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

In the Company’s real estate developments, we usually act as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

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

The recurrence of a credit crisis could have a negative impact on the Company’s major customers, which in turn could materially adversely affect our results of operations and liquidity.

The global credit crisis has a significant negative impact on businesses around the world. Similarly, Argentina is undergoing a credit crisis that could negatively impact the Company’s tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on the Company’s major tenants cannot be predicted and may be quite severe. A disruption in the ability of the Company’s significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent to the operation of office buildings that may affect the Company’s profitability.

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

The Company’s investment in property development and management activities may be less profitable than we anticipate.

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

In addition, we may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third company arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibilities by both companies.

While the Company’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of the Company’s new developments.

The Company’s businesses activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

The Company’s real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of our competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if we are unable to respond to such pressures as promptly as our competitors, or competition increases, our business and financial condition could be adversely affected.

All of the Company’s shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on our results of operations.

Substantially all of the Company’s offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where the Company’s properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry insurance policies that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of the Company’s properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as its anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of the Company’s properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold, or, if offered, these types of insurance may become too expensive.

We do not have life or disability insurance for our key employees. If any of our key employees were to die or become disabled, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

An uninsured loss or a loss that exceeds policies on the Company’s properties could subject us to lost capital or revenue on those properties.

The terms of our standard form property leases currently in effect, require tenants to indemnify and hold us harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of the Company’s agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. We cannot provide assurance that the Company’s tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, we could lose all or part of the Company’s capital invested in, and anticipated revenue from, one or more of the Company’s properties, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for our premium properties, aimed at high-income consumers, may not be sufficient.

We have focused on development projects that cater to affluent consumers and have entered into property barter arrangements pursuant to which we contributed undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for the Company’s land contribution. When the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on the Company’s financial condition and results of operations.

The Company is subject to risks affecting the hotel industry.

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

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, COVID-19, monkeypox, among others, or weather phenomenons or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at the Company’s properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects. For more information with respect to the COVID-19 pandemic and its impact on our business, see “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

The Company’s business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect the Company´s ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. We are required to obtain permits from different government agencies in order to carry out our projects. Maintaining the Company’s licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

In the past, the Argentine government issued regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of the Company’s leases provide that tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of shopping malls and office properties in Argentina could negatively affect the real estate and the rental market and materially and adversely affect our operations and financial condition.

Labor relations may negatively impact the Company.

As of June 30, 2022, 64.0% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

The results of our operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2022, we had fair value gain on investment properties of ARS 13,650 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

Due to the currency mismatches between our assets and liabilities, we have a high currency exposure.

As of June 30, 2022, the majority of our liabilities, such as our Series I, V, VII, VIII, IX, XI, XII and XIII, were denominated in U.S. dollars (as well as Series XIV Notes, which was issued on July 8, 2022) while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars.  In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars  exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects the results of the Company’s operations and financial conditions and may increase the collection risk of our leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue

The Company issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

The Company’s ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. We have no control over capital markets conditions, which can be volatile and unpredictable. If we are unable to issue debt in the local and/or international capital markets and on terms acceptable to the Company, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, we may be unable to fund our liquidity needs at competitive costs and its business results of operations and financial condition may be materially and adversely affected.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30 2022, the Company owns 50% of Quality Invest S.A. In the Sales and Developments segment, 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, the Company owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group.

In addition, we hold approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine government is the controlling shareholder.

We could engage in a dispute with one or more of its joint venture partners or controlling shareholder in an investment that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners or controlling shareholder in an investment may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of its investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners or controlling shareholder in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of its joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of its jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner or controlling shareholder in an investment declare bankruptcy, we could be liable for its partner’s common share of joint venture liabilities or liabilities of the investment vehicle.

We are dependent on our Board of Directors senior management and other key personnel.

The Company’s success, to a significant extent, depends on the continued employment of Eduardo S. Elsztain and certain other members of our Board of Directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption of their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us, which may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2022, such beneficial ownership consisted of 434,263,346 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2022, Mr. Eduardo S. Elsztain also beneficially owned (i) approximately 55.7% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

As of June 30, 2022, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”). Banco Hipotecario’s assets as of such date were ARS 323,353.1 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of June 30, 2022, Banco Hipotecario’s financial indebtedness accounted for 12.6% of its financing. Likewise, as of June 30, 2022, the issuance of notes represented 5.04% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 15.3% as of June 30, 2022. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Argentine government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2022, such securities issued by the Central Bank represented approximately 28.6% of the total assets of the Argentine financial system. As of June 30, 2022, Banco Hipotecario’s total exposure to the public sector was ARS 48,977 million, which represented 26% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 97,165 million, which represented 51.8% of its total assets as of June 30, 2022.

The quality of Banco Hipotecario’s assets and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including Banco Hipotecario. The ratio of non-performing private sector loans has increased in recent years, as Argentina’s economic outlook deteriorated. Banco Hipotecario recorded non-performing loan ratios of 12.3%, 13.4% and 4.2% for June 30, 2020, 2021, and 2022, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of its loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5,388, also protects consumers of financial services.

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

Law No. 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the Board of Directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the MULC based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay in foreign currency when it was so freely agreed by the parties. We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2022, owned approximately 53.6% of our common shares (or approximately 434,263,346 common shares which may be exchanged for an aggregate of 43,426,335 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Although the GDSs are listed on the NYSE, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NYSE corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NYSE listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a United States or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our common shares or GDSs would suffer negative consequences.

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2022, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for them such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. See “Item 10. F—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541 and Law No. 27,630, dividends distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals, resident undivided estates and foreign beneficiaries are subject to income tax at a 7% rate on profits accrued in fiscal years starting on January 1, 2018 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as GDSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. The AFIP ’s General Resolution No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In addition, Decree No. 824/2019, published in the Official Gazette on December 6, 2019 and which introduced the new consolidated text of the Income Tax Law, maintains the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, and/or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, and the funds used for the investment proceed from jurisdictions not considered as not cooperating for purposes of fiscal transparency.

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

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our Board of Directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the United States securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

Over the last twenty years in Argentina exchange controls and transfer restrictions have been periodically imposed, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since 2019, new regulations have significantly curtailed access to the foreign exchange market by individuals and private sector entities.

In this regard, the Argentine government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that GDS Depositary for the GDSs may hold the Pesos it cannot convert for the account of the GDS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffered delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information—D Exchange Controls.”

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under United States law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a United States company.

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

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the United States Securities Act of 1933, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Ley General de Sociedades No. 19,550 (Argentine General Corporation Law) or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our warrants are exercisable under limited circumstances and will expire.

On May 12, 2021, we issued an aggregate of 80,000,000 warrants to purchase 80,000,000 of our common shares, and will expire on May 12, 2026. Each warrant entitles its holder to purchase one common share. Each warrant will be exercisable only if the common share rights or GDS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 79,946,160 warrants outstanding.

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

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor, City of Buenos Aires (C1001ADA), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Annual Report. We assume no responsibility for the information contained on these sites.

Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

IRSA Inversiones y Representaciones Sociedad Anónima, which was founded in 1943, is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on BYMA and on the NYSE.

Since 1994, our main subsidiary was IRSA CP. On September 30, 2021, we reported that our Board of Directors had approved a corporate reorganization process and IRSA and IRSA CP executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP. On December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger, whose effective date was established on July 1, 2021. On January 30, 2022, IRSA and IRSA CP executed a Definitive Merger Agreement. On May 9, 2022, we disclosed that the CNV informed us that the merger by absorption of IRSA with IRSA CP, and the dissolution without liquidation of IRSA CP, have been registered, with IRSA as the surviving corporation.

Shopping Malls

We are engaged in the acquisition, development and management of shopping malls. Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2022, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Shopping and Patio Olmos (operated by a third party), totaling 335,666 sqm.

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to make an important investment in this segment by acquiring Bouchard 710, located in the central area of the City of Buenos Aires, building in fiscal year 2005, covering 15,014 sqm of rentable premium space. On July 30, 2020, we sold the entire building for a total amount of USD 87.2 million approximately.

During 2007, we made several significant acquisitions in the Offices segment. We purchased Bouchard Plaza building, also known as “Edificio La Nación,” located in the central area of the City of Buenos Aires, which was sold during 2015. In 2007, we acquired Dock del Plata building with a gross leasable area of 7,921 sqm, located in the exclusive area of Puerto Madero, which was also sold in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 sqm, known as Torre Bank Boston, which is located in the central area of Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur), which was sold during fiscal year 2021.

In 2007, through Panamerican Mall S.A. (“Pamsa”), we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total gross leasable area of approximately 8,017 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through Pamsa, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the Leed Gold Core & Shell certification.

In April 2008, we acquired one of the most emblematic buildings in the City of Buenos Aires, known as “Edificio República.” This property, designed by the architect César Pelli, is a premium office building in the central area of the City of Buenos Aires, which added approximately 19,885 gross leasable sqm to our portfolio. In April 2022, we sold in block 100% of the building.

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “200 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total gross leasable area of 35,000 sqm, 318 parking spaces, services and amenities. We currently own 16,832 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of June 30, 2022, we own a participation in six office buildings of rental office property totaling 83,892 square meters of gross leasable area.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel in Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we re-acquired the 20% interest to obtain 100% of the capital of Hoteles Argentinos S.A.U and began to operate the hotel directly under the name “Libertador.”

Sales and Developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires area.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, denominated “Costa Urbana”, previously known as “Solares de Santa María.” After more than 20 years since we acquired the property, on December 21, 2021 a law was passed by the City of Buenos Aires approving the regulations for the development of the property. The Company will have a construction capacity of approximately 895,000 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the City of Buenos Aires.

In March 2011, we bought the Nobleza Piccardo warehouse, through a joint venture in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 sqm.

We are currently developing the project called “Polo Dot,” through Pamsa, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and the Zetta building) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 sqm of gross leasable area. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office/ hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

On February 2022, we acquired a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires. The property has an area of approximately 2,387 sqm. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

In April 2022,  as part of the payment for the sale of the Republica Building, we acquired a property, which is made up of four plots and has a frontage of 851 meters on the Bs As - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay Street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm.

Others

Over the years, we have acquired 29.91% of Banco Hipotecario. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. whereby we invested approximately USD 20 million, which was a REIT listed on Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises. On September 22, 2021, Condor signed a sale agreement for its portfolio and announced a liquidation and dissolution plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders, which was approved on December 1, 2021. As of December 31, 2021, Condor shares were delisted from the NYSE.

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDBD. We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of the date of this Annual Report, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

Also, as of June 30, 2022, we own 27.8% of TGLT’s capital stock, a construction and real estate company listed on the BYMA. As a subsequent event, TGLT changed its name to GCDI S.A.

In order to expand our business to the digitization, we incorporated on October 8, 2018, We are Appa S.A. (former Pareto S.A.), with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2022, IRSA’s interest in We are Appa S.A. was 93.6%. Also, as of June 30, 2022, we indirectly have a participation of 4.1% on Avenida Inc., a company dedicated to the e-commerce business.

Significant acquisitions, dispositions and development of business

Sale of Catalinas Tower building

On November 2, 2021, three medium-height floors of the tower “261 Della Paolera” located in the Catalinas District of the Autonomous City of Buenos Aires were sold for a total area of approximately 3,582 square meters and 36 parking spaces located in the building. The transaction price was approximately USD 32 million.

On December 15, 2021, a medium-height floor and 12 parking spaces were sold. The total of the transaction was USD 9.2 million.

On March 9, 2022, three medium-height floors of the tower were sold for a total leasable area of approximately 3,550 square meters, 30 parking spaces located in the building and other complementary units. The transaction price was approximately USD 31.6 million.

On March 29, 2022, two floors of the tower were sold for a total leasable area of approximately 2,370 square meters and 24 parking spaces located in the building. The transaction price was approximately USD 20.4 million.

On August 17, 2022, we sold and transferred one floor of the tower “200 Della Paolera” for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. For more information see “Recent Developments – 200 Della Paolera tower floor sale”

Investment in Condor Hospitality Trust

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE. On August 26, 2022, the company issued a statement informing that it had concluded the liquidation process, paying a final liquidation dividend of approximately USD 0.127 per ordinary share, corresponding to IRSA approximately USD 0.41 million.

Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA’s Board of Directors approved a corporate reorganization process and IRSA and IRSA CP executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP. The merger process must comply with the regulations of the General Companies’ Law in Argentina, as well as those issued by the CNV and the SEC.

The Merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between IRSA and IRSA CP.

In accordance with the commitments assumed in the Preliminary Merger Agreement, having obtained the administrative consent of the SEC, an entity to which both companies are subject, the shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA CP were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, all of the assets and liabilities, rights and obligations of the absorbed company were transferred to the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

As of June 30, 2022, the merger was registered and approved in the corresponding control agencies, the exchange of IRSA CP shares for IRSA shares was carried out, and the listing of IRSA CP shares was canceled.

Acquisition of Beruti real estate

On February 18, 2022, the Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter “GCBA”) a property located in Beruti, corner of Av. Coronel Díaz, in front of the Alto Palermo shopping center, owned by the Company, in one of the main commercial corridors of the city, in the neighborhood of Palermo.

The property, built on land with an area of approximately 2,386.63 square meters, consists of a ground floor, six upper levels, a basement and a total covered area of approximately 8,136.85 square meters and has potential for future expansion. The purchase price was ARS 2,159 million, which was paid in full.

As of June 30, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Republica Building Sale

On April 19, 2022, the Company sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 square meters of gross leasable area on 20 office floors and 178 parking spaces.

The transaction price was set at USD 131.8 million (USD 6,629 per square meters), approximately 80% has already been paid in cash (USD 105.1 million or ARS 11,944.8 million), and the remaining amount has been paid with the delivery of a 46-hectare plot of land located on the Bs. As – La Plata Highway, in the district of Quilmes, Buenos Aires Province. This property has approved regulations and urban indicators to develop a mixed-use project with a construction capacity of approximately 521,400 square meters.

Shares Buyback Program

On March 11, 2022, Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the CNV, for an amount up to ARS 1,000 million and, with a daily limitation on market transactions up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days, and a payable price up to USD 7.00 per ADS and up to a maximum value in Pesos of ARS 140,00 per Share. The period in which the acquisitions will take place: until 120 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

As a subsequent event, on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

As of June 30, 2022, we acquired 3,808,472 IRSA ordinary shares for a total amount of ARS 348 million, which represent approximately 34.84% of the approved program. On September 21, 2022, it has completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA ordinary shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

For information of significant acquisitions, dispositions and development of business after June 30, 2022, please see “Recent Developments”.

Recent Developments:

Exchange Offer - Series II Notes, originally issued by IRSA CP, for Series XIV Notes

On July 7, 2022, we announced the results of the offer to exchange (the “Exchange Offer”) any and all of the USD 360,000,000 aggregate principal amount of outstanding 8.750% Notes due 2023 Series No. 2 (CUSIPs: 463588 AA1 (144A) / P5880U AB6 (Reg S); ISINs: US463588AA16 (144A) / USP5880UAB63 (Reg S)) originally issued by IRSA CP (the “Existing Notes”) for 8.750% Senior Notes due 2028 (the “New Notes”) and cash consideration. USD 238,985,000 aggregate principal amount of the Existing Notes (the “Tendered Notes”) were validly tendered in the Exchange Offer, which represents 66.38% of the outstanding aggregate principal amount of the Existing Notes. Of the aggregate principal amount of Tendered Notes, (i) USD 145,373,500, representing approximately 60.83% of the principal amount of Tendered Notes, were tendered under Option A, which included a cash payment, and (ii) USD 93,611,500, representing approximately 39.17% of the principal amount of Tendered Notes, were tendered under Option B, which included only New Notes as consideration. On July 8, 2022, we issued USD 171,202,815 aggregate principal amount of New Notes and paid USD 77,794,596.59 cash consideration as total consideration for the Tendered Notes.

Following the cancellation of the Tendered Notes, the aggregate principal amount of the outstanding Existing Notes is USD 121,015,000.

The New Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

General Ordinary Shareholders’ Meeting

On September 23, 2022, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2022, with the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2022.

3. Allocation of net income for the fiscal year ended June 30, 2022 for ARS 34,252,534,791, as follows: (i) to the absorption of the unappropriated retained earnings account for ARS 3,488,229,344: (ii) to the legal reserve for ARS 1,538,215,272, in accordance with the laws in force; (iii) to the distribution of a dividend to the shareholders for up to ARS 4,340,000,000 payable in cash and/or in kind and (iv) the balance of ARS 24,886,090,175, to an optional reserve.

4. Consideration of board of directors’ performance for the fiscal year ended June 30, 2022.

5. Consideration of supervisory committee’s performance for the fiscal year ended June 30, 2022.

6. Consideration of compensation payable to the board of directors (ARS 1,278,420,382, allocated sum) for the fiscal year ended June 30, 2022.

7. Consideration of compensation payable to the supervisory committee (ARS 3,919,000, allocated sum) for the fiscal year ended June 30, 2022.

8. Determination of the number and appointment of regular directors and alternate directors for a term of up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of regular and alternate members of the supervisory committee for a term of one fiscal year.

10. Appointment of certifying accountant for the fiscal year ending on June 30, 2023.

11. Approval of compensation payable to certifying accountant for the fiscal year ended June 30, 2022.

12. Amendment to sections sixteen (meetings), twenty-two (committees) and twenty-three (supervisory committee) of the bylaws.

13. Consideration of the allocation of up to 9,419,623 own shares acquired under the shares buyback program approved by the board of directors on march 11, 2022, equivalent to 1.16% of the capital stock, to the implementation of an incentive plan for the company’s employees, management and directors.

14. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the Argentine Securities Commission and the general superintendency of corporations.

Exercise of Warrants

On October 3, 2022, we informed that between September 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 8,962 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the aforementioned exercise, USD 3,871.58 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 810,879,553 to 810,888,515, and the new number of outstanding warrants decreased from 79,955,122 to 79,946,160.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated April 12, 2021, and complementary notices regarding the offer made by the Company of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe ordinary shares (warrants).

200 Della Paolera tower floor sale

On August 17, 2022, we informed that it has sold and transferred one floor of the tower “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building.

The transaction price was approximately USD 12.6 million (USD/sqm 10,600), which had already been paid.

After this transaction, IRSA retains its rights for 14 floors of the building with an approximate leasable area of 16,832 sqm, in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the Company's Financial Statements for the first quarter of fiscal year 2023.

B. Business Overview

Business strategy

Our business strategy is based on three fundamental pillars:

Operating profitability:

•	We maximize the return to our shareholders by generating sustainable cash flow growth and increasing the long-term value through the development and operations of mixed-use properties.

•	Our privileged locations and our leadership position in Argentina, together with our knowledge of the shopping center and office industry, allow us to maintain high occupancy levels and an optimal tenant mix.

•	We seek to strengthen and consolidate the relationship with our tenants through attractive rental conditions, offering a wide range of products and services, as well as administrative and commercial advice to optimize and simplify their operations.

Growth and Innovation:

•	We grow through the acquisition and development of real estate properties, and we have a land reserve with premium locations in Argentina to continue expanding our portfolio with mixed-use projects.

•	We are pioneers in innovative real estate developments due to their format and scale, due to their concept, due to the appreciation of the area where they are located and due to the search of future synergies.

•	We quickly adapt to changes in context and consumption habits, always focusing on the customer to provide the best service through technology and thus enhance their purchasing experience within our shopping centers.

•	We maintain our investment in Banco Hipotecario, the main mortgage loan bank in Argentina, since we believe we can achieve good synergies in the long term with a developed mortgage market.

•	We seek investments outside of Argentina that represent an opportunity for long-term capital appreciation and thus diversify our portfolio.

Sustainability:

•	We are part of the communities where our business units operate. Through Corporate Social Responsibility (“CSR”) actions in our properties, we spread and make visible issues of social interest such as inclusion and assistance to the neediest.

•	We plan for the long term and work towards continuous improvement, environmental protection, and sustainable Development, seeking to achieve environmental certification standards in our real estate projects

•	We continuously work to achieve the highest standards of corporate Governance, with total transparency and responsibility. We take care of our human capital, and we promote inclusion and diversity both in the governing bodies and in the work teams.

COVID-19 pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, approximately 9,700,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentine government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

Since the beginning of fiscal year 2022, and until the date of this Annual Report, the Company’s shopping malls were fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, operating since December 2020, the sector is recovering thanks to domestic tourism and the Argentine government’s incentives to promote it after the prolonged restrictions on air flows that directly affected the influx of international tourism.

The effects of the coronavirus pandemic are not expected to affect business continuity and the Company’s ability to meet its financial commitments for the next twelve months. The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Company’s businesses.

Merger by absorption of IRSA Propiedades Comerciales S.A.

On September 30, 2021, IRSA and IRSA CP’s Boards of Directors approved the preliminary merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. Since both IRSA and IRSA CP were companies included in the public offering regime, the merger was subject to the General Law of Companies and also to the procedures established regarding reorganization of companies of the Regulations of the CNV and those of the markets, both national and foreign, where their shares were listed. On September 30, 2021, IRSA and IRSA CP executed a Preliminary Merger Agreement pursuant to which IRSA CP would merge into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA would assume, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP.

The merger was carried out in order to streamline the technical, administrative, operational and economic resources of both companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) delisting of IRSA CP shares from BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the two companies.

On December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger, with an effective date of July 1, 2021, subject to final regulatory approval. On May 9, 2022, we disclosed that the CNV informed us that the merger by absorption of IRSA with IRSA CP, and the dissolution without liquidation of IRSA CP, have been registered, with IRSA as the surviving corporation.

As of June 30, 2022, the merger is registered and approved in the corresponding control agencies, the exchange of IRSA CP shares for IRSA shares was completed, and the listing of IRSA CP shares was canceled.

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

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

the acquisition, development and operation of shopping malls,

the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

the development and sale of residential properties,

the acquisition and operation of luxury hotels,

the acquisition of undeveloped land reserves for future development or sale, and selective investments outside Argentina.

Modification of the segments

After the merger of the Company with IRSA CP, the structure is made up of the following five segments: (i) Shopping Malls; (ii) Offices; (iii) Hotels; (iv) Sales and Developments; and (v) Others.

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively include the results from the company’s six office buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Centers” and “Hotels” segments did not undergo any changes.

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 92,069 million and ARS 89,506 million as of June 30, 2022, and 2021, respectively, representing 28.3% and 26.6% of our operating assets at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 17,334 million and ARS 8,727 million for the fiscal years ended June 30, 2022, and 2021, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices. Our Offices segment had assets of ARS 70,734 million and ARS 120,852 million as of June 30, 2022, and 2021, respectively, representing 21.7% and 36.0% of our operating assets at such dates, respectively. Our Offices segment generated revenues of ARS 3,041 million and ARS 4,401 million for the fiscal years ended June 30, 2022, and 2021, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 4,183 million and ARS 4,269 million as of June 30, 2022, and 2021, respectively, representing 1.3 % and 1.3 % of our operating assets, respectively. Our Hotels segment generated revenues of ARS 4,300 million and revenues ARS 1,510 million for the fiscal years ended June 30, 2022, and 2021, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 145,495 million and ARS 105,686 million as of June 30, 2022, and 2021, respectively, representing 44.7 % and 31.5 % of our operating assets. Our Sales and Developments segment generated revenues of ARS 746 million and ARS 1,271 million for the financial years ended June 30, 2022, and 2021, respectively.

Our “Others” Segment includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. y Centro de Convenciones Buenos Aires, We Are Appa, investments in associates like TGLT and the financial activities carried out by Banco Hipotecario and BACS. Our “Others” segment had assets of ARS 13,356 million and ARS 15,660 million as of June 30, 2022, and 2021, respectively, representing 4.1 % and 4.7 % of our, respectively. Our Others segment generated revenues of ARS 172 million and ARS 676 million for the fiscal years ended June 30, 2022, and 2021, respectively.

Overview

Shopping Malls

As of June 30, 2022, IRSA owned a majority interest in, and operated a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

Our portfolio’s leasable area totaled 335,666 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 254,631 million in the fiscal year 2022, 105.2% higher than in 2021 and 9.5% higher than in 2019, not affected by the pandemic. Sales for the fourth quarter of fiscal year 2022 were ARS 71,292 million, exceeding sales for the same period of 2021 and 2019 by 180.9% and 23.7%, respectively. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2022:

Shopping malls	Date of acquisition/ development	Location	GLA(1)	Number of stores	Occupancy rate(2)	Our ownership interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec-97	City of Buenos Aires	20,507	142	98.0	100.0	2,765
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,162	159	98.9	100.0	2,285
Alto Avellaneda	Dec-97	Buenos Aires Province	39,944	123	81.4	100.0	1,557
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	110	99.7	100.0	1,697
Patio Bullrich	Oct-98	City of Buenos Aires	11,664	90	92.4	100.0	768
Dot Baires Shopping	May-09	City of Buenos Aires	47,296	163	83.5	80.0	1,445
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,734	74	100.0	100.0	853
Distrito Arcos	Dec-14	City of Buenos Aires	14,457	64	100.0	90.0	1,301
Alto Noa Shopping	Mar-95	Salta	19,388	84	96.7	100.0	577
Alto Rosario Shopping	Nov-04	Santa Fe	33,957	135	96.3	100.0	2,049
Mendoza Plaza Shopping	Dec-94	Mendoza	42,149	127	91.1	100.0	846
Córdoba Shopping	Dec-06	Córdoba	15,368	100	100.0	100.0	614
La Ribera Shopping	Aug-11	Santa Fe	10,531	69	97.1	50.0	139
Alto Comahue	Mar-15	Neuquén	11,697	89	97.4	99.95	421
Patio Olmos(5)	Sep-07	Córdoba		—			—
Total			335,666	1,529	93.1		17,317

(1)	Corresponds to gross leasable area (GLA) at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto
(5)	Does not include the rental revenues of Patio Olmos. We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Tenant retail sales

During fiscal year 2022, the sales of our shopping malls tenants reached ARS 254,631 million, increasing by 105.2% compared to the previous fiscal year and 47.8% compared to fiscal year 2020.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires increased a 145.3% compared to previous fiscal year, from ARS 71,066 million to ARS 174,303 million during fiscal year 2022, while those in the interior of the country increased a 51.5% compared to previous fiscal year, from ARS 53,015 million to ARS 80,328 million during the fiscal year 2022.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019
	(in millions of ARS)
Alto Palermo	31,929	11,970	21,026	28,534
Abasto Shopping	32,619	10,420	21,382	30,262
Alto Avellaneda	22,876	8,671	18,892	27,141
Alcorta Shopping	21,824	9,094	12,536	16,097
Patio Bullrich	11,558	5,856	8,527	10,574
Buenos Aires Design (2)	—	—	—	1,384
Dot Baires Shopping	20,250	7,979	16,795	23,192
Soleil Premium Outlet	14,470	7,005	8,726	12,453
Distrito Arcos	18,777	10,188	9,854	11,456
Alto Noa Shopping	11,534	8,540	8,512	10,275
Alto Rosario Shopping	30,189	18,189	17,797	22,872
Mendoza Plaza Shopping	17,125	14,762	13,889	18,232
Córdoba Shopping Villa Cabrera	9,622	6,058	5,482	7,461
La Ribera Shopping (3)	4,588	2,243	3,632	5,338
Alto Comahue	7,270	3,316	5,202	7,330
Total	254,631	124,291	172,252	232,601

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	End of concession term was December 5, 2018.
(3)	Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019
	(in millions of ARS)
Department Store	—	3,016	9,173	12,589
Clothes and footwear	152,320	71,208	94,247	129,248
Entertainment	6,078	922	5,290	7,797
Home and decoration	6,890	3,727	3,519	5,165
Home Appliances	22,871	9,467	19,402	26,052
Restaurants	24,080	19,842	24,556	29,158
Miscellaneous	38,290	2,094	2,058	2,776
Services	4,102	14,016	14,006	19,816
Total	254,631	124,291	172,252	232,601

(1)	Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2022	2021	2020	2019
	(%)
Alto Palermo	98.0	98.4	91.9	99.1
Abasto Shopping	98.9	99.7	94.9	98.7
Alto Avellaneda	81.4	64.8	97.4	98.6
Alcorta Shopping	99.7	90.6	97.3	97.9
Patio Bullrich	92.4	87.8	91.4	93.5
Dot Baires Shopping	83.5	80.7	74.6	74.5
Soleil Premium Outlet	100.0	90.3	97.1	99.0
Distrito Arcos	100.0	100.0	93.8	99.4
Alto Noa Shopping	96.7	98.1	99.0	99.5
Alto Rosario Shopping	96.3	95.4	97.2	99.6
Mendoza Plaza Shopping	91.1	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	100.0	91.4	95.4	99.3
La Ribera Shopping	97.1	96.2	99.0	94.6
Alto Comahue	97.4	92.4	96.2	96.2
Total	93.1	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019
	(in ARS)
Alto Palermo	101,819	43,388	87,524	127,239
Abasto Shopping	50,562	16,984	39,836	62,031
Alto Avellaneda	33,021	11,828	28,517	47,627
Alcorta Shopping	86,770	38,172	56,069	75,324
Patio Bullrich	49,811	21,128	43,972	57,720
Dot Baires Shopping	24,378	7,612	22,108	32,780
Soleil Premium Outlet	46,651	21,351	31,285	48,680
Distrito Arcos	72,560	41,952	61,716	89,526
Alto Noa Shopping	26,718	17,449	20,057	26,775
Alto Rosario Shopping	52,773	28,905	29,605	40,463
Mendoza Plaza Shopping	17,533	12,331	13,620	19,416
Córdoba Shopping Villa Cabrera	36,049	21,083	22,310	32,191
La Ribera Shopping	11,680	3,581	11,141	16,784
Alto Comahue	32,487	8,384	75,452	72,825

(1)	Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2022 and 2021, we can observe a recovery in the contingent rent, which is the one that depends on our tenants’ sales, which in 2022 represented about 48% of the income of the segment. Also, Base Rent represented approximately 34% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	5,903	4,036	7,704	11,774
Percentage rent	8,376	2,366	3,623	4,383
Total rent	14,279	6,402	11,327	16,157
Non-traditional advertising	398	180	453	548
Revenue from admission rights	1,403	1,292	2,224	2,587
Fees	209	221	259	292
Parking	576	61	729	1,164
Commissions	411	295	382	789
Other	41	294	52	532
Subtotal (1)	17,317	8,745	15,426	22,069
Patio Olmos	17	15	17	25
Adjustments and eliminations (2)	—	(33)	(828)	(1,057)
Total	17,334	8,727	14,615	21,037

(1)	Does not include Patio Olmos.
(2)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design is included. End of concession December 5, 2018.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2022	2021	2020	2019 (2)
	(in millions of ARS)
Alto Palermo	2,765	1,294	2,455	3,468
Abasto Shopping	2,285	929	2,106	3,233
Alto Avellaneda	1,557	757	1,478	2,321
Alcorta Shopping	1,697	791	1,309	1,706
Patio Bullrich	768	347	757	993
Dot Baires Shopping	1,445	731	1,608	2,736
Soleil Premium Outlet	853	407	610	905
Distrito Arcos	1,301	681	1,130	1,556
Alto Noa Shopping	577	395	455	609
Alto Rosario Shopping	2,049	1,205	1,280	1,681
Mendoza Plaza Shopping	846	632	728	1,008
Córdoba Shopping Villa Cabrera	614	386	436	607
La Ribera Shopping(3)	139	52	145	215
Alto Comahue	421	138	929	1,031
Subtotal	17,317	8,745	15,426	22,069
Patio Olmos(4)	17	15	17	25
Reconciliation adjustments(5)	—	(33)	(828)	(1,057)
Total	17,334	8,727	14,615	21,037

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	As comparative effect Revenue from Buenos Aires Design are not included. End of concession December 5, 2018.
(3)	Through our joint venture Nuevo Puerto Santa Fé S.A.
(4)	We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(5)	Includes indirect incomes and eliminations between segments. In 2019, revenue from Buenos Aires Design is included. End of concession December 5, 2018.

Lease expirations (1)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2022, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2022
Agreements’ Expiration	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	41	23,283	0.0		0
Expired in-force	80	23,458	7.5	221	3.3
As of June 30, 2023	425	63,008	20.2	1,507	22.4
As of June 30, 2024	315	66,848	21.4	1,053	15.6
As of June 30, 2025	381	56,502	18.1	1,755	26.1
As of June 30, 2026 and subsequent years	287	102,567	32.8	2,195	32.6
Total (3)	1,488	312,383	100	6,731	100

(1)	Includes vacant stores as of June 30, 2022. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2022 of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2022:

				Average annual base			Annual base rent
	Number of		Annual	rent per sqm		Number of	amount per sqm
Type of business	agreements renewed	Annual base rent	admission rights	New and renewed	Former agreements	non-renewed agreements (1)	Non-renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(in millions of ARS)
Clothing and footwear	549	2,121	444	29,630	13,461	273	26,020
Miscellaneous (2)	137	441	92	28,876	14,249	124	32,294
Restaurant	135	417	52	34,615	14,731	97	26,314
Services	21	52	3	11,618	3,702	40	10,796
Home appliances	44	200	17	18,293	8,953	13	17,524
Home and decoration	28	117	17	23,475	5,449	31	13,960
Supermarket	1	8	0	2,727	1,948	1	2,567
Entertainment	22	146	2	3,082	604	13	2,717
Total	937	3,502	628	20,622	9,037	592	19,289

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor store.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 9.4% of our gross leasable area as of June 30, 2022 and represent 13.4% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.7	10,771	3.2
Nike	Clothes and footwear	4.7	8,105	2.4
Fravega	Home appliances	3.5	3,378	1.0
McDonald’s	Restaurant	2.1	4,550	1.4
Adidas	Clothes and footwear	1.9	4,581	1.4
Total		18.9	31,386	9.4

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 142-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 20,507 square meters of gross leasable area spread out over six levels and has a 642-car pay parking space of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. In August 2022, a new gastronomic area was inaugurated, giving rise to 14 new proposals that grouped under “BASE, kitchens by ingredients”, a new gastronomic concept that fuses street food, gourmet cuisine, alcoholic beverage bars with a unique outdoor terrace overlooking Santa Fe Avenue.

During the fiscal year ended on June 30, 2022, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 31,929 million, 169.1% higher than the turnover in real terms during the same period of fiscal year 2021. Sales per square meter reached ARS 1,556,981. Total rental income increased from ARS 869 million in real terms for fiscal year ended June 30, 2021, to ARS 2,088 million for fiscal year ended June 30, 2022, which represents an annual revenue per gross leasable square meter of ARS 43,388 in fiscal year 2021 and ARS 101,819 in fiscal year 2022.

As of June 30, 2022, Alto Palermo’s occupancy rate was 98.0%.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	23,119	72.5	12,685	61.9
Home	495	1.5	410	2.0
Restaurant	2,372	7.4	3,318	16.2
Miscellaneous	4,254	13.3	1,647	8.0
Services	179	0.6	1,730	8.4
Home appliances	1,510	4.7	717	3.5
Total	31,929	100.0	20,507	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenue

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	1,064	627	1,198	1,913
Percentage rent(1)	1,024	242	435	458
Total rent	2,088	869	1,633	2,371
Non-traditional advertising	163	45	106	145
Revenue from admission rights(2)	271	272	441	571
Fees	33	34	38	42
Parking	139	11	122	213
Commissions	69	62	111	126
Other	2	1	4	0
Total(3)	2,765	1,294	2,455	3,468

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 159-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with 37,162 square meters of gross leasable area (40,500 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of gross leasable area.

Abasto has a 29-restaurant food court, a 12-screen movie theatre complex with seating capacity of approximately 3,000 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732 sqm (the latter is not included within the gross leasable area). The shopping mall is distributed over five stories and includes a parking space for 1,180 vehicles with a surface area of approximately 39,690 sqm.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of the City of Buenos Aires.

During the fiscal year ended June 30, 2022, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 32,619 million, representing sales per square meter of approximately ARS 877,751, 213.0% higher than sales in real terms recorded in fiscal year 2021. Total rental income increased from ARS 625 million in real terms for the fiscal year ended June 30, 2021, to ARS 1,879 million for fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 16,984 in fiscal year 2021 and ARS 50,562 in fiscal year 2022.

As of June 30, 2022, Abasto Shopping’s occupancy rate was 98.9%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	17,684	54.2	14,275	38.5
Entertainment	1,641	5.0	12,714	34.2
Home	520	1.6	646	1.7
Restaurant	4,065	12.5	3,294	8.9
Miscellaneous	3,722	11.4	2,948	7.9
Services	66	0.2	832	2.2
Home appliances	4,920	15.1	2,453	6.6
Total	32,619	100.0	37,162	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenue

The following table sets forth selected information relating to the revenue of Abasto Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	795	469	1,079	1,732
Percentage rent(1)	1,084	156	386	551
Total rent	1,879	625	1,465	2,283
Non-traditional advertising	43	22	71	71
Revenue from admission rights(2)	162	182	325	458
Fees	36	38	41	46
Parking	115	8	151	261
Commissions	48	30	48	104
Other	2	24	5	10
Total(3)	2,285	929	2,106	3,233

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 123-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 39,944 square meters of GLA. The shopping mall has a multiplex cinema with eight screens, including the largest XD room in the country, a complex of sports fields (soccer, basketball and paddle), an entertainment center (Sacoa) and another one under construction (Neverland Sports & Play), and a food court with 14 restaurants. In addition, the property has the Chango Más hypermarket and branches of Easy, Norauto and Coppel (not included in the gross leasable area), but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking space. The shopping mall has a 2,400-car free parking spaces consisting of 53,203 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 25 and 40.

During the fiscal year ended June 30, 2022, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 22,876 million, which represents a year-on-year increase of 164.9% in real terms. Sales per square meter was ARS 572,702. Total rental income increased from ARS 472 million in real terms for fiscal year ended June 30, 2021, to ARS 1,319 million for fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 11,828 in fiscal year 2021 and ARS 33,021 in fiscal year 2022.

As of June 30, 2022, Alto Avellaneda’s occupancy rate was 81.4%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	12,973	56.8	12,830	32.1
Department store	—	—	7,174	18.0
Entertainment	437	1.9	10,376	26.0
Home	711	3.1	578	1.4
Restaurant	2,880	12.6	2,241	5.6
Miscellaneous	2,202	9.6	2,675	6.7
Services	28	0.1	2,883	7.2
Home appliances	3,645	15.9	1,187	3.0
Total	22,876	100.0	39,944	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenue

The following table sets forth selected information relating to revenue for Alto Avellaneda for the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	549	324	720	1,399
Percentage rent(1)	770	148	373	408
Total rent	1,319	472	1,093	1,807
Non-traditional advertising	33	9	33	36
Revenue from admission rights(2)	140	170	286	302
Fees	28	30	35	39
Parking	0	0	0	0
Commissions	35	32	28	127
Other	2	44	3	10
Total(3)	1,557	757	1,478	2,321

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 110-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,812 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with eleven restaurants, two exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking spaces for 1,137 cars and an additional parking space in front of the main building with space for 435 vehicles. Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 25 and 40.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2022, the public that visited the Alcorta Shopping mall generated real retail sales that totaled approximately ARS 21,824 million, which represents fiscal year sales of approximately ARS 1,380,218 per square meter and a year-on-year increase of 140.1% in real terms. Total rental income increased from approximately ARS 604 million in real terms for fiscal year ended June 30, 2021 to ARS 1,372 million for fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 38,172 in fiscal year 2021 and ARS 86,770 in fiscal year 2022.

As of June 30, 2022, Alcorta Shopping’s occupancy rate was 99.7%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	15,384	70.5	8,006	50.6
Entertainment	129	0.6	1,435	9.1
Home	1,167	5.3	1,236	7.8
Restaurant	766	3.5	1,135	7.2
Miscellaneous	2,573	11.8	1,516	9.6
Services	241	1.1	2,405	15.2
Home appliances	1,564	7.2	79	0.5
Total	21,824	100.0	15,812	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenue

The following table sets forth selected information relating to the revenue of Alcorta Shopping during the following fiscal years:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	552	361	583	908
Percentage rent(1)	820	243	298	276
Total rent	1,372	604	881	1,184
Non-traditional advertising	36	13	55	62
Revenue from admission rights(2)	153	120	232	268
Fees	17	18	12	14
Parking	77	11	89	129
Commissions	40	24	37	47
Other	2	1	3	2
Total(3)	1,697	791	1,309	1,706

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is the oldest shopping mall of the City of Buenos Aires and opened in 1988 and it is located in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping mall has 90 stores and is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems.

Patio Bullrich has a total constructed area of 28,984 square meters (including parking) that consist of 11,664 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has a pay parking spaces for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first Food Hall in Argentina that offers French and Italian gastronomy, patisserie, seafood and grill cuisine, and a “gourmet” market with specially selected premium brand products. From the point of view of its tenant mix, it concentrates the most important international and national luxury brands such as LV, Salvatore Ferragamo, Hugo Boss, Bally, Omega, Etiqueta Negra, Jazmin Chebar, Calandra, among others.

During the fiscal year ended June 30, 2022, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 11,558 million, which represents annual sales of approximately ARS 990,912 per square meter and a year-on-year increase of 96.8% in real terms. Total rental income increased from ARS 241 million in real terms for fiscal year ended June 30, 2021, to ARS 581 million for fiscal year ended June 30, 2022, which represents a monthly revenue per gross leasable square meter of ARS 21,128 in fiscal year 2021 and ARS 49,811 in fiscal year 2022.

As of June 30, 2022, Patio Bullrich’s occupancy rate was 92.4%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	8,587	74.3	5,645	48.5
Entertainment	27	0.2	1,510	12.9
Home	259	2.2	173	1.5
Restaurant	217	1.9	1,776	15.2
Miscellaneous	2,405	20.8	1,586	13.6
Services	64	0.6	924	7.9
Home appliances	—	—	50	0.4
Total	11,558	100.0	11,664	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenue

The following table sets forth selected information relating to the revenue of Patio Bullrich during the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	176	136	318	470
Percentage rent(1)	405	105	183	188
Total rent	581	241	501	658
Non-traditional advertising	15	8	23	27
Revenue from admission rights(2)	79	58	119	125
Fees	15	16	29	33
Parking	61	9	68	122
Commissions	16	14	16	31
Other	1	1	1	(3)
Total(3)	768	347	757	993

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 47,296 sqm constitute Gross Leasable Area, comprising 163 retail stores, a 10-screen multiplex cinema and parking space for 2,042 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2022, our equity interest in Panamerican Mall S.A. was 80%.

During the fiscal year ended June 30, 2022, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 20,250 million, which represents a year-on-year increase of 152.5% in real terms and annual sales of approximately ARS 428,155 per square meter. Total rental income increased from ARS 362 million in real terms in the fiscal year ended June 30, 2021, to ARS 1,153 million in the fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 7,612 in fiscal year 2021 and ARS 24,278 in fiscal year 2022.

As of June 30, 2022, Dot Baires Shopping’s occupancy rate was 83.5%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	10,317	50.9	23,109	48.9
Department store	—	—	1,572	3.3
Entertainment	798	3.9	8,519	18.1
Home	860	4.5	3,460	7.3
Restaurant	2,175	10.7	1,981	4.2
Miscellaneous	2,480	12.2	3,851	8.1
Services	756	3.7	2,984	6.3
Home appliances	2,864	14.1	1,820	3.8
Total	20,250	100.0	47,296	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Dot Baires Shopping’s revenue

The following table sets forth selected information relating to the revenue of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	472	258	756	1,161
Percentage rent(1)	681	104	323	440
Total rent	1,153	362	1,079	1,601
Non-traditional advertising	29	15	51	67
Revenue from admission rights(2)	104	114	193	233
Fees	25	27	25	27
Parking	93	6	228	331
Commissions	39	31	25	92
Other	2	176	7	385
Total(3)	1,445	731	1,608	2,736

(1	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,734 square meters of which are GLA. It comprises 74 stores and 2,599 parking spaces.

During the fiscal year ended June 30, 2022, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 14,470 million, which represents annual average sales of approximately ARS 919,664 per square meter and a year-on-year turnover increase of 109.2% in real terms. Total rental income increased from ARS 324 million in real terms for the fiscal year ended June 30, 2021 to ARS 734 million for the fiscal year ended June 30, 2022, representing annual income per gross leasable square meter of ARS 21,351 in fiscal year 2021 and ARS 46,651 in fiscal year 2022.

As of June 30, 2022, Soleil Premium Outlet’s occupancy rate was 100.0%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	12,758	88.1	11,240	71.5
Entertainment	303	2.1	3,262	20.7
Restaurant	1,050	7.3	745	4.7
Miscellaneous	345	2.4	387	2.5
Home appliances	13	0.1	100	0.6
Total	14,470	100.0	15,734	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Soleil Premium Outlet’s revenue

The following table sets forth selected information relating to the revenue of Soleil Premium Outlet during the following periods:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	312	228	294	475
Percentage rent(1)	422	96	180	263
Total rent	734	324	474	738
Non-traditional advertising	8	5	16	10
Revenue from admission rights(2)	79	63	86	108
Fees	9	10	8	9
Parking	0	0	0	0
Commissions	22	4	24	37
Other	1	1	2	3
Total(3)	853	407	610	905

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Distrito Arcos, City of Buenos Aires

We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,457 square meters of GLA and it consists of 64 stores, 427 parking spaces and 38 selling stands. In an open urban space, Arcos was consolidated in all its business units with growth above inflation, recovering in 2022 the pre-pandemic public.

During the fiscal year ended June 30, 2022, the public visiting the shopping mall generated real retail sales of approximately ARS 18,777 million, which represents a year-on-year increase of 84.4% in real terms and sales per square were approximately ARS 1,298,817. Total rental income increased from ARS 601 million in real terms for the fiscal year ended June 30, 2021, to ARS 1,049 million in fiscal year ended June 30, 2022, representing annual income per gross leasable square meter of ARS 41,952 in fiscal year 2021 and ARS 72,560 in fiscal year 2022. The shopping mall concession is undergoing legal proceedings. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Arcos del Gourmet”.

As of June 30, 2022, Distrito Arcos’ occupancy rate was 100%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	16,697	88.9	10,814	74.8
Restaurant	781	4.2	728	5.0
Miscellaneous	645	3.4	1,729	12.0
Home appliances	654	3.5	1,186	8.2
Total	18777	100.0	14,457	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Distrito Arcos’ revenue

The following table sets forth selected information relating to the revenue from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	374	322	581	977
Percentage rent(1)	675	279	304	306
Total rent	1,049	601	885	1,283
Non-traditional advertising	26	17	13	29
Revenue from admission rights(2)	92	10	148	87
Fees	7	7	6	6
Parking	91	15	70	110
Commissions	34	30	5	38
Other	2	1	3	3
Total(3)	1,301	681	1,130	1,556

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 84-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,388 square meters of GLA. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has a free parking spaces for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2022, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 11,534 million, which represents fiscal period sales of approximately ARS 594,904 per square meter and a year-on-year increase of 34.7% in real terms. Total rental income decreased from ARS 337 million in real terms in fiscal year ended June 30, 2021, to ARS 518 million in fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 17,449 in fiscal year 2021 and ARS 26,718 in fiscal year 2022.

As of June 30, 2022, Alto Noa’s occupancy rate was 96.7%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	3,651	31.6	4,565	23.4
Entertainment	900	7.8	6,507	33.6
Home	207	1.8	245	1.3
Restaurant	1,376	11.9	1,217	6.3
Services	404	3.5	302	1.6
Miscellaneous	3,927	34.1	5,780	29.8
Home appliances	1,069	9.3	772	4.0
Total	11,534	100.0	19,388	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenue

The following table sets forth selected information relating to the revenue of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	226	209	247	341
Percentage rent(1)	292	128	140	176
Total rent	518	337	387	517
Non-traditional advertising	11	7	10	9
Revenue from admission rights(2)	29	31	42	47
Fees	4	4	4	4
Parking	0	0	0	0
Commissions	14	10	10	29
Other	1	6	2	3
Total(3)	577	395	455	609

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Alto Rosario, City of Rosario, Province of Santa Fé

Alto Rosario is a 135-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 33,957 square meters of gross leasable area. Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has a free parking spaces that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2022, the public visitors to the shopping mall generated real retail sales of approximately ARS 30,189 million, which represents a year-on-year increase of 66.5% in real terms. Sales per square meter were approximately ARS 899,036. Total rental income increased from ARS 975 million in real terms in fiscal year ended June 30, 2021, to ARS 1,792 million in fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 28,905 in fiscal year 2021 and ARS 52,773 in fiscal year 2022.

As of June 30, 2022, Alto Rosario’s occupancy rate was 96.3%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2021:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	18,516	61.3	15,865	46.6
Entertainment	482	1.6	9,586	28.2
Home	1,092	3.6	1,143	3.4
Restaurant	3,156	10.5	2,506	7.4
Miscellaneous	3,141	10.4	2,428	7.2
Services	281	0.9	1,180	3.5
Home appliances	3,521	11.7	1,249	3.7
Total	30,189	100.0	33,957	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenue

The following table sets forth selected information relating to the revenue of Alto Rosario during the following periods:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	682	490	578	861
Percentage rent(1)	1,110	485	419	496
Total rent	1,792	975	997	1,357
Non-traditional advertising	15	15	27	33
Revenue from admission rights(2)	183	161	203	222
Fees	15	16	15	16
Parking	0	0	0	0
Commissions	41	31	35	51
Other	3	7	3	2
Total(3)	2,049	1,205	1,280	1,681

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 127-store shopping mall which opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 42,149 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, a food court with 10 restaurants, 5 restaurants on the street in the new sector called “Shopping District Food”, an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has a free parking spaces for 1,700 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2022, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 17,125 million, which represents annual sales for approximately ARS 406,297 per square meter and a year-on-year increase of 16.0% in real terms. Total rental income decreased from ARS 534 million in real terms in fiscal year ended June 30, 2021 to ARS 739 million in fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 12,331 in fiscal year 2021 and ARS 17,533 in fiscal year 2022.

As of June 30, 2021, Mendoza Plaza’s occupancy rate was 91.1%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	6,862	40.1	10,104	24.1
Department store	—	—	4,260	10.1
Entertainment	687	4.0	7,351	17.4
Home	729	4.3	2,688	6.4
Restaurant	2,005	11.7	4,276	10.1
Miscellaneous	3,587	20.9	7,633	18.1
Services	31	0.2	2,876	6.8
Home appliances	3,224	18.8	2,961	7.0
Total	17,125	100.0	42,149	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenue

The table sets forth selected information relating to the revenue of Mendoza Plaza during the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	318	340	371	514
Percentage rent(1)	421	194	219	318
Total rent	739	534	590	832
Non-traditional advertising	10	13	18	21
Revenue from admission rights(2)	51	48	65	81
Fees	9	9	21	24
Parking	0	0	0	0
Commissions	23	11	21	39
Other	14	17	13	11
Total(3)	846	632	728	1,008

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,368 square meters being gross leasable area. Córdoba Shopping has 100 commercial stores, a 12-screen multiplex cinema and parking spaces for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba, the second largest City in Argentina in terms of population.

During the fiscal year ended June 30, 2022, the public visiting the shopping mall generated real retail sales of approximately ARS 9,622 million, which represents a year-on-year increase of 60.1% in real terms. Sales per square meter were approximately ARS 626,106. Total rental income increased from ARS 324 million in real terms in fiscal year ended June 30, 2021, to ARS 554 million in fiscal year ended June 30, 2022, which represents annual income per gross leasable square meter of ARS 21,083 in fiscal year 2021 and ARS 36,049 in fiscal year 2022.

As of June 30, 2022, Córdoba Shopping’s occupancy rate was 100.0%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	6,944	72.1	6,544	42.5
Entertainment	247	2.6	5,842	38.0
Home	253	2.6	334	2.2
Restaurant	757	7.9	675	4.4
Miscellaneous	900	9.4	746	4.9
Services	53	0.5	730	4.8
Home appliances	468	4.9	497	3.2
Total	9,622	100.0	15,368	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenue from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenue of Córdoba Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	200	180	185	297
Percentage rent(1)	354	144	158	198
Total rent	554	324	343	495
Non-traditional advertising	6	9	15	21
Revenue from admission rights(2)	32	33	49	53
Fees	5	6	16	19
Parking	0	0	0	0
Commissions	15	10	10	19
Other	2	4	3	0
Total(3)	614	386	436	607

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s (“NPSF”) shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 69 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 10,531 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2022, the public visiting the shopping mall generated real retail sales of approximately ARS 4,588 million, which represents a year-on-year increase of 105.3% and sales per square meter were approximately ARS 435,666. Total rental income increased from ARS 38 million in real terms in fiscal year ended June 30, 2021 to ARS 123 million in fiscal year ended June 30, 2022, representing annual income per gross leasable square meter of ARS 3,581 in fiscal year 2021 and ARS 11,680 in fiscal year 2022.

As of June 30, 2022, La Ribera Shopping’s occupancy rate was 97.1%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	2,114	46.2	3,222	30.6
Entertainment	442	9.6	3,323	31.6
Home	163	3.5	159	1.5
Restaurant	949	20.7	2,247	21.3
Miscellaneous	552	12.0	812	7.7
Services	7	0.1	29	0.3
Home appliances	361	7.9	739	7.0
Total	4,588	100.0	10,531	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

La Ribera Shopping’s revenue

The following table sets forth selected information relating to the revenue of La Ribera Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	43	28	66	93
Percentage rent(1)	80	10	51	84
Total rent	123	38	117	177
Non-traditional advertising	2	2	7	6
Revenue from admission rights(2)	6	7	9	9
Fees	2	2	3	4
Parking	0	0	0	0
Commissions	6	3	9	19
Other	0	0	0	0
Total(3)	139	52	145	215

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.
(4)	It does not reflect our participation on this property.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,697 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 89 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking space and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and 2 additional parcels of land. One of these parcels is assigned to development of a hotel and the other, which extends over 18,000 sqm -owned by the company-, to a future housing development.

During this fiscal year, visitors to the shopping mall generated real retail sales that totaled approximately ARS 7,270 million, which represent a year-on-year increase of 120.2% and sales per square meter of approximately ARS 621,527. Total rental income increased from ARS 98 million in real terms in fiscal year ended June 30, 2021 to ARS 380 million in fiscal year ended June 30, 2022, which represents total revenue for the period per gross leasable area of ARS 8,384 in fiscal year 2021 and ARS 32,487 in fiscal year 2021.

As of June 30, 2022, Alto Comahue’s occupancy rate was 97.4%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2022:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	3,411	46.8	5,509	47.1
Entertainment	332	4.6	2,350	20.1
Home	288	4.0	326	2.8
Restaurant	1,651	22.7	2,064	17.6
Miscellaneous	1,248	17.2	830	7.1
Services	94	1.3	124	1.1
Home appliances	245	3.4	494	4.2
Total	7,270	100.0	11,697	100.0

(1)	Includes vacant stores as of June 30, 2022. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Comahue’s revenue

The following table sets forth selected information relating to the revenue derived from Alto Comahue during the following periods:

	For the fiscal year ended June 30,
	2022	2021	2020	2019
	(in millions of ARS)
Base rent	141	65	730	632
Percentage rent(1)	239	33	153	220
Total rent	380	98	883	852
Non-traditional advertising	3	3	8	12
Revenue from admission rights(2)	23	23	26	24
Fees	5	5	6	6
Parking	0	0	0	0
Commissions	9	5	3	30
Other	1	4	3	107
Total(3)	421	138	929	1,031

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund are not included.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 3% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated monthly or quarterly and cumulatively by the CPI index. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA also suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2022:

Entity	Shopping malls	Location	GLA	Market share (1)
				(%)
IRSA	Alto Palermo	City of Buenos Aires	20,507	1.76
	Abasto Shopping (2)	City of Buenos Aires	37,162	3.18
	Alto Avellaneda	Province of Buenos Aires	39,944	3.42
	Alcorta Shopping	City of Buenos Aires	15,812	1.35
	Patio Bullrich	City of Buenos Aires	11,664	1.00
	Dot Baires Shopping (3)	City of Buenos Aires	47,296	4.05
	Soleil	Province of Buenos Aires	15,734	1.35
	Distrito Arcos	City of Buenos Aires	14,457	1.24
	Alto Noa	City of Salta	19,388	1.66
	Alto Rosario	City of Rosario	33,957	2.91
	Mendoza Plaza	City of Mendoza	42,149	3.61
	Córdoba Shopping	City of Córdoba	15,368	1.32
	La Ribera Shopping (4)	City of Santa Fe	10,531	0.90
	Alto Comahue	City of Neuquén	11,697	1.00
Subtotal			335,666	28.74
Cencosud S.A.			277,203	23.74
Other operators			555,039	47.52
Total			1,167,908	100
(1)	Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Source:

INDEC.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the company digital transformation, extending the use of cloud based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. We also migrated our datacenter, aiming maximum system availability and signed a new lease to renew CCTV cameras, to improve security and enabling future capabilities, such as artificial intelligence of things (AIoT).

This year we continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which you can pay for parking, reserve shifts, enter virtual lines, obtain discounts, benefits and participate in promotions, and prepares to launch payments and gift vouchers. During the year, users of ¡appa! carried out more than 900,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

Offices

Management of office buildings

We generally act as the manager of the office properties. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our office buildings, as of June 30, 2022:

	Date of acquisition/ development	GLA(1)	Occupancy rate(2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2022(4)
		(sqm)	(%)	(%)	(in million of ARS)
Offices
AAA & A buildings
República Building(6)	Dec 14	—	—	—	446.3
Bankboston Tower(6)	Dec 14	—	—	—	1.7
Intercontinental Plaza(3)	Dec 14	2,979	100.0	100	146.6
Dot Building	Nov 06	11,242	92.6	80	324.9
Zetta(5)	May-19	32,173	92.2	80	1.204.8
200 Della Paolera (7)	Dec-20	18,016	67.1	100	730.4
Total AAA & A buildings		64,410	85.5		2,854.7
B buildings

Philips	Jun 17	8,017	81.4	100	175.2
Suipacha 652/64	Dec 14	11,465	—	100	11.2
Total B buildings		19,482	33.5	100	186.4
Total Offices		83,892	73.3		3,041.1

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2022. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total gross leasable area of the relevant property as of June 30, 2022.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.
(4)	Corresponds to the accumulated income of the period.
(5)	Excludes 815 square meters from the occupancy calculation because they are under construction for the development of “Flex Offices” project.
(6)	The office buildings were sold during the fiscal year.
(7)

We own 51.4% of the building that has 35,000 square meters of gross leasable area, meaning we own 18,016 square meters of gross leasable area. As a subsequent event, on August 17, 2022, we sold and transferred one floor of the tower “200 Della Paolera” for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. For more information see “Recent Developments – 200 Della Paolera tower floor sale”.

Occupancy rate

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate(1)
	As of June 30,
	2022	2021	2020	2019
	(%)
Offices:
República Building (2)	—	66.9	86.9	95.2
Bankboston Tower (2)	—	—	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0	100.0
Bouchard 710 (2)	—	—	92.5	100.0
DOT Building	92.6	84.9	84.9	100.0
Zetta Building (3)	92.2	84.7	97.5	97.5
200 Della Paolera	67.1	80.2	—	—
Philips Building	81.4	93.1	82.7	45.7
Suipacha 652/64	—	17.3	31.2	44.6
Total	73.3	74.7	86.1	88.3

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over gross leasable area of offices for the same fiscal year.
(2)	The office buildings were sold during the fiscal year.
(3)	Excludes 815 sqm from the occupancy calculation because they are under construction for the development of “Flex Offices” project.

Annual average income per surface area as of June 30, 2022, 2021, 2020 and 2019 (1):

	Income per square meter (1)
	As of June 30,
	2022	2021	2020	2019
	(ARS/sqm)
República Building (2)	—	62,441	61,754	57,791
Bankboston Tower (2)	—	—	55,718	59,289
Intercontinental Plaza	49,196	77,992	33,420	37,929
Bouchard 710 (2)	—	—	65,945	60,343
DOT Building	31,207	47,642	59,997	49,244
Zetta Building	41,685	54,574	59,745	39,223
200 Della Paolera (3)	60,394	36,734	—	—
Philips Building	26,834	30,598	27,554	63,526
Suipacha 652/64	—	47,020	26,860	54,997

(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold during the fiscal year.
(3)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2022:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non- renewed leases	Non- renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	5	135	1,720	2,581	1	38
Philips Building	1	7	1,126	2,763	1	20
Intercontinental Plaza	3	90	2,532	3,011	—	—
200 Della Paolera (6)	4	128	2,982	546	4	162
Zetta Building	1	74	2,208	2,509	1	72
Total (7)	14	434	2,208	2,208	7	292

(1)	Includes new and renewed leases executed in fiscal 2022.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas or terrace area.
(6)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.
(7)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2022. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire (1)	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
As of June 30, 2022	—	—	—	—	—
As of June 30, 2023	5	5,922	10%	213	10%
As of June 30, 2024	15	34,151	56%	1,295	61%
As of June 30, 2025 and thereafter	25	20,842	34%	600	28%
Total	45	60,915	100%	2,109	100%

(1)	Includes offices with leases that have not been renewed as of June 30, 2022.
(2)	It does not include square meters or revenue from parking spaces, terraces or antennas.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own a 13.2% interest in the building which has footage averaging 22,535 square meters of gross leasable area; meaning we own 2,979 square meters of gross leasable area in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Dot Building, City of Buenos Aires

Our subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., G.E. Healthcare and HP, among others.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This new A+, and potentially LEED, building was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent. As of June 30, 2022, the building was occupied approximately 91% by Mercado Libre. We are currently developing our first Flex office space in one of the vacant 815 sqm sectors (Ground Floor Office “B”). The project offers private offices, fully equipped, furnished and fully operational, ready to use.

200 Della Paolera Building

200 Della Paolera is a 126-meters high triangular-shaped tower of AAA offices and 55,000 square meters of surface, plus 70 linear meters of Curtain Wall on the Río de la Plata, developed on the last vacant land plot of Catalinas Norte, one of the most premium corporate areas of Argentina. The building has 35,000 square meters of GLA, 318 parking spaces, changing rooms, security, gastronomy services and has become an icon of the city, built sustainability in mind and high quality design. The commercialization process is moving forward with encouraging occupancy from premium tenants such as Globant, Merryl Lynch, Fiserv, La Brioche Dorée and us together with Cresud S.A.C.I. F. y A. (“CRESUD”) as owners and tenants.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The average footage of the building is 11,465 square meters of gross leasable area.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA is owner of 100% of the building. It is currently one of the assets with the highest occupancy, with companies such as Philips, Salentein and a Maternity Garden, which opening generates a differential service to the Polo Dot.

Competition

Virtually all our office’s properties and other commercial properties other than shopping malls are in developed urban areas. There is a great number of office buildings, shopping malls, retail stores and residential houses in the zones where our properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinities may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.

In the future, both domestic and foreign companies are likely to participate in the real estate market in Argentina, hence competing with us when it comes to business opportunities. In addition, in the future we may participate in the development of a market for foreign real property, and we are likely to find well-established competitors.

In the premium office segment, the Company competes with other relevant market players, such as RAGHSA, who together with IRSA represent the 2 most important players.

Hotels

The hotel activity, one of the most affected by the pandemic, showed a good performance during this recovery exercise, mainly motivated by the boom in domestic tourism. The Llao Llao hotel, which the company owns in the city of Bariloche, in southern Argentina, reached record occupancy levels and is an interesting attraction for high-income international and local tourism. Hotels in Buenos Aires, including the Libertador and Intercontinental, are expected to have a greater influx of international tourism and the full recovery of corporate event and convention activity to reach pre-pandemic revenue levels.

During fiscal year 2022, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2022	2021	2020	2019
Intercontinental (3)	11/01/1997	76.34	313	35.1	11,468	800	215	1,776	2,583
Libertador (4)	03/01/1998	100	200	26.3	9,544	295	71	621	1,456
Llao Llao (5)	06/01/1997	50	205	61.2	37,153	3,205	1,225	2,584	3,234
Total			718	40.1	22,307	4,300	1,511	4,981	7,273

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A.

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

Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we reacquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. The Hotel Llao Llao is currently being managed by “IRSA- Galerías Pacífico S.A. – UT”, a Transitory Union constituted 50% by IRSA and 50% by Grupo Sutton. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. In 2019, began the remodeling of the Bustillo Wing in the hotel, where 42 rooms that were already operational at the end of the year were modernized and valued.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities, and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2022, revenues from the sale and development of properties amounted to ARS 746 million, compared to ARS 1,271 million posted in the fiscal year ended June 30, 2021.

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

The following table shows information about IRSA’s land reserves as of June 30, 2022:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires (4)	100	Jul-96	—	—	—	1,461	160
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	1,080	81
Libertador 7400 (Quantun Bellini) Trust	100	Feb-21	—	—	—	186	91
Ancón (Luis M. Campos)Trust	100	Feb-21	—	—	—	1,014	311
Av Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,786	812
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	2,018	608
Total Intangibles (Residential)			—	—	—	7,545	2,063
LAND RESERVES:
UOM Luján - Buenos Aires(5)	100	May-08	1,160,000	464,000	—	—	2,238
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires(5)	50	May-11	159,996	500,000	—	—	11,476
La Adela - Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	3,145
Puerto Retiro – City of Buenos Aires (8)	50	May-97	82,051	246,153	—	—	-
Ezpeleta plot (Quilmes)	100	Apr-22	465,642	521,399	—	—	4,065
Costa Urbana – City of Buenos Aires (9)	100	Jul-97	716,180	895,225	—	693,445	89,309
La Plata - Greater Buenos Aires (5)	100	Mar-18	78,614	116,553	—	—	2,390
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	7,782
Subtotal Mixed-uses			12,616,998	6,924,904	99,523	933,091	137,832
Coto Abasto air space – Tower 2 - City of Buenos Aires (2)	100	Sep-97	—	10,768	—	8,193	85
Caballito Block 35 – City of Buenos Aires	100	Oct-98	9879	57,192	—	30,064	1,037
Zetol – Uruguay	90	Jun-09	—	—	—	64,080	763
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	60,360	867
Córdoba Shopping Adjoining plots – Córdoba (2)	100	May-15	2,636	9,000	—	1,080	89
Neuquén - Residential plot – Neuquén (2) (6)	100	Jul-99	13,000	57,000	—	—	196
Subtotal residential			25,515	133,960	—	163,777	3,037
Polo Dot commercial expansion – City of Buenos Aires (7)	80	Nov-06	—	—	15,940	—	3,238
Beruti y Coronel Diaz Building	100	Jun-22	2,387	—	5,067	—	—
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			12,409	5,000	26,007	—	6,369
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	5,812
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	2,205
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	5,000	—	4
Subtotal offices			24,300	5,000	62,998	—	8,021
Total future developments			12,616,998	6,924,904	99,523	933,091	137,832
Other land reserves (1)			3,279,564	—	7,297	262	4,350
Total land reserves			15,896,562	6,924,904	106,820	933,353	142,182

(1)

Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Alto II Condominiums, Ocampo parking spaces, DOT adjoining plot. adjoining plot Mendoza Shopping, Pilar R8 Km 53, Pontevedra, San Luis Land and Llao Llao Land.

(2)	These lands are classified as Property for sale; therefore, their value is maintained at book value. The rest of the land is classified as Investment Properties, valued at market value.
(3)	Pending deed subject to certain conditions.
(4)	Classified as Intangible Assets, therefore their value is maintained at book value.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Estimated buildable area according to the first draft, which to date is about 45,000 sqm according to the latest news from the Municipality.
(7)	Applicable to the expansion of the Zetta Building.
(8)	This land is in judicial litigation.
(9)	Previous of the transfer of lots to the GCBA (in this case the meters will be 693,445 sqm of salable surface and 866,806 sqm of buildable surface).

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2022

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	City of Buenos Aires
Alto Noa	100	3,068	City of Buenos Aires
Soleil	100	17,718	City of Buenos Aires
Alto Comahue	100	3,325	City of Buenos Aires
Subtotal future expansions		53,521
Total Shopping Malls		53,521
Patio Bullrich - Offices / Hotel (1)	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario (2)	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Subtotal future expansions		75,905
Total offices + residential		75,905
Total expansions		129,426

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

Condominios del Alto II – City of Rosario, Province of Santa Fe

The project will be comprised of two opposing building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed over 6 floors and 195 parking spaces located in two basements. Amenities include a swimming pool with sundeck, multipurpose room, sauna, fitness center with locker rooms, and laundry facility. As of June 30, 2022, the works on parcel H have been completed, having received all the units committed to the exchange and being available for sale at this date, 1 parking space.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2022, all units were sold and the stock available for sale consisted of 1 parking space and 18 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD 11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately USD3 million was included in the sale price. As of June 30, 2022, the balance of the price of the sale operation has been received and all the lots that remained to be received have been transferred as the balance of the price of the sale carried out in 2010, the assignment was made on October 14, 2020.

Intangibles – Units to be received under barter agreements

Conil – Avellaneda, Province of Buenos Aire

These plots of land we own, through IRSA, face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Mixed uses

Costa Urbana – formerly Solares de Santa María – Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 71 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

The Project will have a construction capacity of approximately 895.000 sqm (28,194 sqm will be transferred, as consideration, to the Government of the Autonomous City of Buenos Aires, leaving a total of 866,806 sqm net), which will drive growth for the coming years through the development of mixed-use project.

IRSA will transfer ownership to the City of 50.8 hectares destinated for public use, which represent approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2,6 million in cash and the amount of 3,000,000 sovereign bonds (AL35) was also contributed according to the terms agreed by the new law.

Likewise, the Company will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces (assigned for 10 years or until the sum of USD 10 million is completed).

“Costa Urbana” will change the landscape of the City of Buenos Aires, bringing life to an undeveloped area and will be an exceptional project due to its size, location and connectivity, providing the City the possibility of expanding and recovering its access to the Río de la Plata coast with walkable areas, recreation, green spaces and public parks.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). As of the date of this Annual Report, the issue is to be resolved by Room IV of the “Contentious-Administrative, Tax and Consumer Relations” Chamber (Room IV).

Ex UOM – Luján, Province of Buenos Aires

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

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during fiscal year 2022, Quality Invest S.A. and the Municipality of San Martín signed the following documents:

•

Peretz Club Agreement Closing Minutes: The Company paid the certificates owed for the work in question already completed, releasing both parties from any claim regarding the documents signed on January 20, 2015. The amount owed was ARS 18,926,541 and the execution of the works are described, detailed and carried out.

•

Complementary Agreement with the Municipality of San Martin: The ending of the Rodriguez Peña work and the relocation and start-up of the Edenor substation are agreed, in accordance with the plan and specifications drawn up by TIS and that are part of the annexes of the same. In return, the certifications owed will be paid as follows: The total is ARS 26,085,086: ARS 15,000,000 have already been paid; and the remaining amount (without any adjustment clause) will be paid at the time of provisional reception of the work, where will sign the Certificate of Delivery.

Córdoba Shopping Mall Project

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 13,500 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, shopping space, plus the management of permits, unifications and subdivisions in 3 plots. The delivery of the consideration will be at most, for Tower I in May 2022, and for Tower II in July 2024. The value of the barter was USD 4 million.

As a subsequent event, in August 2022, a plot of 3,240 sqm was exchanged, where a housing tower will be built. We will receive as consideration, within a period of between 36 and 44 months, functional units that represent 16% of the square meters, with a minimum of 1,080 square meters, together with garage units and, if built, also storage units. The value of the swap is USD 2 million.

La Plata Plot of land

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

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Consejo Deliberante de La Plata” on December 26, 2018, has been enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2022, the mixed-use project is advanced.

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

The amount of the operation was set at the sum of USD 5.5 million to be paid in future functional units of Building 1. The aforementioned consideration is guaranteed by a real mortgage right on Parcel 1 and Building 1. The buyer has an Option to acquire Parcel 2 of the same property, subject to certain conditions precedent.

On July 20, 2020, IRSA was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, which was denied in October 2021. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

As of June 30, 2022, the development is awaiting the resolution of an appeal filed with the Government of the City of Buenos Aires.

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

Puerto Retiro S.A. was involved in a bankruptcy extension judicial action initiated by the Argentine government, to which the Board of Directors is totally unrelated. Management and the Company’s legal advisors consider that there are sufficient legal technical arguments to consider that the request for the extension of bankruptcy will be rejected by the court. However, given the current state of the case, the resolution is uncertain.

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

Terreno Ezpeleta – Quilmes, Provincia de Buenos Aires

Acquired in April 2022 as part of the payment for the sale of the Republica Building. The property is made up of four plots and has a frontage of 851 meters on the Bs As - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay Street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm.

Residential

Coto Residential Project

The Company owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square meters (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The operation was set for the total of USD 4.5 million: USD 1 million was paid in cash and the balance in at least 35 functional units of departments, representing the equivalent of 24.20% of the square meters to build, with a guaranteed minimum of 1,982 sqm.

As of June 30, 2022, the construction work of Tower 1 has started.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Caballito Plot – City of Buenos Aires

On June 29, 2011, we and GCDI S.A. (formerly TGLT S.A.), a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos AiresA neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by GCDI S.A. in the abovementioned property. On April 2018 GCDI S.A. and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2022, the completion work for the concrete structure of Tower 3 is in the process of being awarded and should be completed in the first quarter of fiscal year 2023.

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

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2022, our stake, through Tyrus, in Liveck is 100%.

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

As of June 30, 2022, 6 units were received for the consideration of Tower 1, built on plot 2, and the infrastructure work concerning sectors A and B of the property has been contracted and is 20% complete. Including, among others, the road coastal, roundabouts, lights, landfills and stormwater and sewage connections for USD 3.2 million.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires

These two parcels of 6,400 square meters with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 square meters.

Coronel Diaz and Beruti Building – City of Buenos Aires

On February 2022, the Company purchased by means of public auction from the GCBA, a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires

The property has an area of approximately 2,386.63 sqm, consisting of a first floor, six upper levels and a basement area. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

The purchase price was ARS 2,158,647,620, which was paid in full by the Company.

As of June 30, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Intercontinental Plaza II Plot - City of Buenos Aires

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

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 3.3 million sqm.

Others

La Rural (convention centers and fairs activities) and La Arena (Directv Arena concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions, events, corporate and incentive trips and is carried out by LRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A (“OASA”), indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During this fiscal year, we had different moments in relation to the return to business activity of the fair and entertainment industry after the two years of the pandemic.

During the first quarter of the fiscal year, the prohibition on holding events was maintained and, as of September 2021, through specific protocols, activity was resumed with limitations on both the number of people and indoor space. Exhibitions began at La Rural and different corporate events and congresses were held both at La Rural and at the Buenos Aires Convention Center. As of March 2022, all the protocols for holding events as normal were released and in this way the operations of La Rural, the Buenos Aires and Punta del Este Convention Centers were able to resume their operations.

GCDI S.A. (formerly TGLT S.A.) (real estate)

GCDI S.A. is a construction company listed on the BYMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of June 30, 2022, IRSA hold a 27.82% interest.

After the end of the fiscal year, TGLT S.A. changed its name to GCDI S.A.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2022, IRSA’s share of We are appa reaches 93.63%.

We are appa’s mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, We are appa provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience in shopping malls and offices

During the year, users of ¡appa! carried out more than 900,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits. Of these, approximately 242,000 visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 2,200 million by 127,600 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2022, IRSA indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2022, the company indirectly owned 14.87% of Comparaencasa S.A.

Banco Hipotecario

As of June 30, 2022, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of April 2022, Banco Hipotecario ranked sixteenth in the Argentine financial system in terms of totals assets and seventeenth in terms of loans. As of June 30, 2022, Banco Hipotecario’s shareholders’ equity was ARS 33,754.5 million, its consolidated assets were ARS 323,353.1 million, and its net income for the six-month period ended June 30, 2022, was ARS 2,737.2 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. The Bank’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 millon as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021 and ARS 51,480.9 million as of June 30, 2022.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. Its financial debt in total funding was 12.6% as of June 30, 2022.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.3% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

Legal Framework

Regulation and Argentine government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall leases. Since our shopping mall leases generally differ from ordinary commercial leases, we have developed contractual provisions which govern the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, irrespective of the intended use of the property (residential use maximum term is twenty years). Generally, terms in our lease agreements go from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants of properties may declare the early termination of lease agreements with other destiny than home destiny after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease the penalty is one and a half month’s rent and if the termination occurs after the first year of lease the penalty is one month’s rent.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to Article 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Although the Argentine Code of Civil and Commercial Procedure allows the landlord, in the event of non-payment of rents, to proceed to collect the rents through an “executory proceeding”, there is a large amount of jurisprudence that holds that shopping center lease agreements do not fulfill the requirements of the law in force to be collected through the executory proceeding. In those cases, in which executory proceedings are granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and use of the land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation, and environmental regulations. In the City of Buenos Aires, where the vast majority of our real estate properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

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

Sales and ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built under the building’s regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations but does not prevent the purchaser from exercising its rights against seller.

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

Plan for the Transformation and Reconversion of the City of Buenos Aires Downtown.

In December 2021, the law for the transformation of the downtown area of the City of Buenos Aires was passed in order to convert that area into a residential, intelligent and sustainable urban area, through the promotion of the development of economic activities strategic activities, granting tax benefits to those who make investments aimed at the development of said area (such as the exemption of income derived from the development of strategic activities that will be exempt from gross income until December 2023). Additionally, it is expected that the Banco de la Ciudad will grant lines of credit aimed at promoting the realization of reconversion projects of real estate located within the downtown area (for example, incentives for the acquisition of housing and/or rental, “Move to the Microcentro” program), as well as for the acquisition of equipment related to the strategic activities to be developed in said area. Reconversion projects may be submitted until January 31, 2024.

Otherregulations

Consumer Relationship. Consumer or End User Protection.The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

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

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

•	deprive obligations of their nature or limit liability for damages.

•	imply a waiver or restriction of consumer rights and an extension of seller rights; and

•	impose the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to fines from ARS 100 to ARS 5,000,000, the seizure of merchandise, closing down of establishments for a term of up to 30 days, suspension of up to 5 years in the State suppliers register, the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled. These penalties may be imposed separately or jointly.

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

It is important to point out that the protection under the laws afforded to consumers and end users encompasses the entire consumer relationship process (from the offering of the product or service) and it is not only based on a contract, including the consequences thereof.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, Consumer Protection Law adopted Resolution No. 21/2004 issued by the MERCOSUR which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: (i) the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC); and (ii) the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) was transferred to the scope of the City of Buenos Aires. creating the Jurisdiction in Contentious Administrative, Tax and Consumer Relations of the City of Buenos Aires, enacting Law 6407 by which was statutory the New Code of Procedure for Justice in the Consumer Relations of the City of Buenos Aires, which is currently in force, attributing jurisdiction for all consumer disputes that arise in the City of Buenos Airei without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law. Law No. 27,442 and its administrative regulation’s goals are to prevent and punish anticompetitive practices and, accordingly, it requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. Pursuant to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. The Antitrust Law provides that whenever an economic concentration involves one or more companies and the total business volume of the group of affected companies -concept that includes the acquiring group and the target company (together with the controlled companies), group or assets subject to the acquisition, but excludes the volume of business of the companies of the selling group-, exceeds in Argentina 100 million mobile units that, according to Resolution 35/2022 of the Secretary of Domestic Trade of the Ministry of Production Development , published in the Official Gazette on February 2, 2022, is equivalent to the sum of ARS 8,345,000,000 (since the adjusted value of each mobile was set by such resolution at ARS 83.45), then the respective concentration must be filed with the CNDC for analysis and authorization. “Total business volume” is understood to be the amounts resulting from the sale of products, the provision of services performed, and the direct subsidies received by the companies affected during the last fiscal year that correspond to their ordinary activities, after the deduction of discounts on sales, as well as on value added tax and other taxes directly related to turnover.

The request for authorization may be filed, either prior to the transaction or within a week after its completion. Nevertheless, upon the first anniversary of the establishment of the new National Competition Authority (which is yet to be set up), the filing requesting the authorization may only be submitted in advance.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law establishes that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred, or controlled in Argentina, do not exceed, in each case,

20 million mobile units that, according to the Resolution of the Secretary of Domestic Trade of the Ministry of Production Development, currently represent ARS 1,669,000,000, such transactions are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed 20 million mobile units (as of the date hereof, ARS 1,105,000,800) or 60 million mobile units in the previous 36 months that, according to said Resolution, is currently equivalent to the sum of ARS 5,007,000,000, these operations they must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 1,669,000,000, in cases of concentrations in which we are the acquiring party we should give notice to the CNDC of any concentration provided for by the Antitrust Law, except if we were acquiring: (i) companies in which we already controlled more than 50% (so long that such acquisition should not imply a change in the nature of the control); (ii) none voting shares, bonds or debentures; (iii) companies that have registered no activity within the country, provided that the business purpose of the target company is different than ours, which are other exceptions that may apply pursuant to article 11 of Law 27,442.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering.”

Environmental Law

Environment. Our activities are subject to several national, provincial, and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The National Argentine government shall establish minimum standards for environmental protection whereas Provincial and Municipal Argentine governments shall fix specific standards and regulatory provisions.

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

On August 4, 2004, the Argentine Congress passed Law No. 25,916 by means of which the minimum environmental protection guidelines for the integral management of residential, commercial and industrial waste were established. The law denominate integral management as a set of interdependent and complementary activities, which make up a process of actions for the management of household waste (that includes residence, urban, commercial and/or industrial, among others) in order to protect the environment and the population’s quality life. This law establishes that the integral management of household waste is comprised of the following stages: generation, initial disposal, collection, transfer, transportation, treatment and final disposal. Competent authorities are determined by local jurisdictions.

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

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that are customary in the market and which we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

Sustainability

Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work in this direction internally within our organization and externally through our value chain, operating as agents of social and environmental change. We seek to achieve high quality standards in our real estate operations through the responsible use of resources and sustainable technologies, and we seek to develop new projects in harmony with the environment.

Our fifteen shopping malls are an ideal space for disseminating topics of interest to society and carrying out community activities, given that more than 100 million people visit them annually. For their part, the office buildings are occupied by national and international organizations, committed to the triple impact of their actions: economic growth together with the care of the society and communities, minimizing the impact to the environment.

We agree on the agenda of topics with the social organizations of each community, the public sector, and the specialists in each subject. In this way, we strengthen links and generate long-term alliances, incorporating actors in the value chain and collaborating with the communities where our business units operate.

Environmental Management

Environmental management is a commitment assumed by IRSA, which is declared through its Environmental Policy, and manifests itself in everyday management.

•	We innovate in the use of best practices for the development of our activities.

•	We work to achieve a balance between the efficient use of resources and a growing real estate development.

•	We care about the relationship with our people and the communities where we choose to work, of which we are a part.

•	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.

•	We work towards continuous improvement and compliance with current legislation and regulations, including those to which we voluntarily subscribe.

•	We are part of a process of cultural change, which we share and extend to the people with whom we interact.

Environmental Certifications

As part of our strategy, we seek to achieve high standards of environmental certification in our real estate projects with the aim of having a modern and sustainable portfolio. Our shopping malls located in the City of Buenos Aires are already part of the Circular Economy Network. It is an initiative of the Government of the City of Buenos Aires that creates an articulated workspace between the different actors that are part of society (companies, NGOs and universities) to build a more sustainable city. Alto Palermo Shopping, Dot Baires Shopping, Alcorta Shopping, Patio Bullrich, Distrito Arcos and Abasto Shopping have already signed the adhesion.

It implies our commitment and effort to work on different actions that strengthen recycling and promote the circular economy. This seeks to redefine what growth is, with an emphasis on the benefits for all of society. This implies separating economic activity from the use of non-renewable resources and reducing (or eliminating) the generation of garbage. It is made up of seven principles: reflect, reject, reduce, redistribute, reclaim, reuse and recycle.

Córdoba Shopping is the first shopping mall where we are implementing a Comprehensive Waste Management Plan from the Circular Economy Paradigm. Through the incorporation of new practices and habits, it is proposed to reduce the generation of waste, increasing reuse and recycling. The Circular Economy helps transform the economy towards a sustainable future. IRSA intends to implement this project in all of the shopping malls it operates across Argentina in the following years.

The Ministry of Public Space and Urban Hygiene of the city of Buenos Aires granted the Green Seal to the Alto Palermo shopping:

•	This Seal is part of the initiative of the Circular Economy Network.

•	Alto Palermo is the first shopping malls that is certified. It obtained a 2-star rating, which implies good practices and a commitment to responsible waste management.

The certification process includes training for both tenants and their own employees and audits carried out by the local government.

This year we will carry out the recertification of Alto Palermo and soon we will add Dot Baires Shopping to become the second shopping mall with a Green Seal. These actions not only benefit the malls but also encourage some tenants to want to certify this Seal. In this way we help a greater number of companies to be part of the Circular Economy Network.

Thanks to the Green Seal certification, our professionals were able to participate in various workshops and work groups, provided by the local government, such as the Training “Green City Ambassadors”, “Waste Management in the City”, among others.

The latest office buildings developed by the Company have the necessary characteristics to achieve LEED certifications. The Zetta building inaugurated in May 2019, located in the Polo Dot shopping complex in the north of the Autonomous City of Buenos Aires, achieved Leed Gold Core & Shell certification and we are in the process of certifying the 200 Della Paolera building, located in the Catalinas area, inaugurated in December 2020.

We work to achieve a balance between the efficient use of resources and growing real estate development. We care about the relationship with our people and the neighbors of the communities where we choose to work, of which we are a part.

Energy, water and waste management

The efficient use of resources, as well as the proper management of the waste generated in our activities, are extremely important in our day to day. For this reason, we carry out various tasks to guarantee proper environmental management:

Energy: Actions are continuously carried out to minimize consumption as much as possible, which includes:

•	Improvements in air conditioning technologies,

•	facilities maintenance and constant monitoring,

•	awareness campaigns on the care of the resource to own personnel, tenants, and customers,

•	in our offices we automate the meeting rooms lights turning on and off through sensors that detect movement, preventing the light from remaining on when the room is not being used,

•	we automate the speed of escalators, slowing them down when they are not being used,

•	regarding luminaires, in all our shopping centers the replacement to LED technology is being carried out.

Water: Water consumption is mainly destined for sanitary supply, food court sector in shopping malls, facilities cleaning and irrigation.

•	Sanitary facilities have a Pressmatic or similar command system that allows water savings of around 20% compared to past technologies.

•	In those establishments where it is possible, thanks to the facilities and availability of the place, rainwater is recovered for other uses, mainly irrigation.

•	Distrito Arcos is an open-air shopping mall with plant beds that are irrigated with rainwater. On rainy days, the water accumulates in underground tanks and is used to irrigate the beds on the days when it does not rain.

•	The chosen irrigation system is drip, as it is highly efficient. In the latest office buildings developed by the company: 200 Della Paolera and the “Zetta Building”, rainwater is also used to irrigate their flower beds.

•	In our properties’ toilets, low consumption sanitary fixtures and fittings are chosen, through timers installations, infrared sensors and aerators, making an efficient use of the resource.

Waste: We promote the reduction of waste, and we are pioneers in management for recycling. In all our shopping centers, separation is carried out at source into Wet (non-recyclable) and Dry (recyclable) fractions. In four of them, Alto Rosario, Alcorta, Alto Palermo and Arcos Districts, a third fraction called Organic is separated, generated in the preparation of food in gastronomic establishments. These residues are removed by the Municipalities for composting. The material obtained is used for the landscaping of boulevards and public flowerbeds

In the southern part of the City of Buenos Aires, in addition to the separation of organics, arid waste, PET and pruning remains are collected. There is a modern aerobic fermentation plant that speeds up the composting process of organic waste.

We continue working to add more properties and reduce the waste sent to landfills. We work on a waste management system that allows us to recycle a significant fraction of the material produced in our establishments. In turn, we develop new ways and opportunities to integrate with social organizations and cooperatives in order to value the recovered materials.

With a frequency of four times a week, up to daily, the removal of recyclable materials is carried out. We work with cooperatives and local organizations, that through the collection, classification and commercialization of recyclable materials, allow the neighbors to find a mean of subsistence and a source of income.

We work with tenants continuously reinforcing the correct management of waste, communicating through circulars and tours. Remembering the materials to be separated in each of the three fractions (recyclable, humid and organic), the corresponding bag color (according to current regulations) and the sectors where they are collected.

We promote the transformation into biodiesel of the vegetable oil used by the gastronomic tenants of our shopping malls. Used vegetable oils (UVOs) are generated in the kitchens of gastronomic stores that are used in frying and cooking.

Each tenant has a collection and accumulation circuit for these oils to be used as an input in a production process: the production of biodiesel. We work with companies authorized for this purpose such as RBA Ambiental. In this way, contamination of the water is avoided by not draining the oils through the usual kitchen pipes and giving a second use to the resources.

Education and training program

We have developed an education and training program in environmental management, regarding waste, efficient use of resources such as water and energy. Training and actions are carried out aimed at the staff of the shopping malls, the tenants of the establishments and related suppliers, involving the cooperatives of urban waste pickers to share their experience, learn about their work and the importance of carrying out adequate waste management. During the pandemic, virtual training continued through different platforms such as Microsoft Teams and Zoom.

Fundación IRSA

Fundación IRSA was created in 1996 with the purpose of generating programs and accompanying initiatives that promote the integral development of people with a special focus on education, human well-being and social inclusion. Likewise, it supports organizations in society with the conviction that only through joint work and networking can be achieved the true changes necessary to achieve full citizenship and an equitable and inclusive society.

The work of the Fundación IRSA is framed in 4 lines of action that open innovative paths in the construction of a sense of community. These pillars are:

Education: training, cultural learning and research in education are promoted to enhance the development of people. With the intention of accompanying and developing projects that provide new training opportunities in the formal and non-formal educational field for the growth of society.

Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity, since its inception it finances the “Education Observatory” for the construction of statistical data on Argentine Education with evidence, consensus, and collaboration. Social. And for 6 years, it has been promoting the training of young professionals in technical and bachelor's degrees that make up the Argentine medical care system, with a special focus on nutrition, early childhood and nursing.

Human well-being: understanding human well-being as an aspect that crosses the whole human being and brings it closer to its needs for access to information, material goods, psychological, affective, inspiring to lead a dignified life, good health, food, and good social relations. Fundación IRSA seeks to focus on research and assistance to help reduce differences in a context concerned with health. Since 2014, it has been investing in improving hospital equipment and providing state-of-the-art devices and health supplies to hospitals and health centers in our country. Fundación IRSA, together with other entities, financed the creation of the GDFE Health Observatory, an initiative that seeks to contribute to the construction of public-private consensus for the design, implementation, and support of State policies with health rationality, a legal perspective and effectiveness tested.

Also, with the aim of contributing to the most vulnerable populations having a healthy diet, it allocates economic resources for more than 20 community kitchens and 2,900 people with the objective that they complement the monthly diet with fruits, vegetables, meats, and dairy products and can provide themselves with cleaning and personal hygiene items.

Insertion / inclusion: contributes with special interest in an area that worries society, in the context of an economic and health crisis; with two specific lines of action, associated with “Employability” and “Violence”. “Employability”, associated with the set of skills and talents that allow a person to be able to find and keep a job. With a focus on the age group over 40 years old, generating new opportunities for job insertion and reinvention. And “Violence” through research and generating evidence that can collaborate with the updating and improvement of the public policy system.

Since 2021, Fundación IRSA has been the main investor in the creation of the first “Observatory on First Practices for Addressing Child Abuse”. During the first year, together with “Red por la Infancia”, a first survey was carried out on the regulatory framework and current public policies on all forms of violence that have an impact on the lives of children and adolescents. After completing its first stage, it is proposed to gather evidence to contribute to the construction of a diagnosis of the situation and identify the degree of normative development, the pending challenges at the legislative level, the degree of progress in public policies and in the administration of justice in protection of children against violence.

The need to influence 4 fundamental axes to generate a virtuous circle that produces systemic changes in prevention and response was confirmed:

1. Strengthen regulatory frameworks for the protection of children against violence.

2. Improve the architecture and design of prevention, protection, and response systems for violence against children and adolescents.

3. Influence the customs, beliefs, mandates, and values that tolerate, minimize, and therefore perpetuate violence against children intergenerationally.

4. Involve the private sector and the media in the protection of violence against children and adolescents.

Strengthening: strengthens the institutional capacity of non-profit organizations through their cooperation and alliance. In this sense, Fundación IRSA accompanies social organizations throughout the country so that they can achieve their mission, grow and develop.

Since March, for example, more than 1,060 outerwear and 170 items have been delivered to 5 foundations and NGOs through the “Revaluation of Materials” program, in which finds are collected and classified (lost objects of customers in shopping malls) to then be distributed.

Also, it continues with the internal MultipliDAR program through which all employees of the IRSA Group companies are offered the possibility of multiplying their personal donations to civil society organizations in their reference world to strengthen their solidarity initiative. Through the Multiplidar program, the amount that the collaborator has previously donated to the entity is equalized, doubled, and tripled.

During fiscal year 2022, Fundación IRSA worked with 66 civil society organizations making a direct social investment of ARS 93.8 million.

Puerta 18 Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations and talents in young people through the multiple resources offered by technology.

Throughout its 15 years, more than 5,000 young people received free training and today there are more than 250 who have found employment in areas related to their training at the institution. Two years ago, the foundation for pursuing objectives of “common good” achieved recognition from the IGJ (General Inspection of Justice) so that through article 81c, the donations received can be deductible from profits, encouraging more companies to join and amplify the impact.

Our gaze is based on placing the young person at the center of the proposal, which revolves around his interests and needs, and where educators act as facilitators using technology as a tool. Some of the disciplines we work with are: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Videogames, Robotics, among others.

New normality

After years of pandemic and quarantine, the Foundation resumed face-to-face activities, focusing on “remote” proposals. Slowly, contact with the young people who had not participated so much virtually was resumed, and by June 2022, a level of activity and impact similar to pre-pandemic levels was achieved.

Currently, the Foundation offers activities for +70 young people per day on average, both in the 13-18 age bracket and +18, concentrating all its actions at the headquarters on Zelaya Street. In turn, together with #DigitAR, they awarded scholarships to 12 young people to continue their training studies in other study centers, expanding their social capital, deepening their knowledge, and significantly improving their job opportunities.

Fundación Museo de los Niños

Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city where children can play to be a doctor, cameraman, captain, sailor, banker, cook, broadcaster, journalist, nurse, actress, mom, dad and many more things.

The Museum proposes an enriching and alternative meeting space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in knowing and imagination from a transforming point of view. Based on the Declaration of the Rights of the Child, it has been designed to encourage each child to develop their own potential: “learning by doing” and “playing and having fun while learning” are fundamental concepts for the Museum.

The Museum is dedicated to children up to 12 years of age, their families, educators and, through all of them, the community. And for the little ones, up to 3 years old, it has two soft rooms specially built to stimulate their activity.

In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events are held.

Museo de los Niños has been declared:

-	Of educational interest by the Argentina’s Ministry of Education. Resolution No. 123.

-	Of cultural interest by the Secretary of Culture and Communication of the Presidency of Argentina. Resolution No. 1895.

-	Of cultural interest by the Secretary of Culture of the Buenos Aires City Government.

-	Of cultural interest by the INADI (National Institute against Discrimination, Xenophobia and Racism).

-	Of tourist interest by the Secretary of Tourism of the Presidency of Argentina. Resolution No. 281.

-	Sponsorship of the secretary of education of the government of the city of buenos aires. resolution no. 537.

C. Organizational Structure

The following table presents information relating to our ownership interest represented by our subsidiaries as of June 30, 2022:

			Ownership interest held by the Company
Name of the entity	Country	Main activity	06.30.2022	06.30.2021	06.30.2020

IRSA's direct interest:			(%)
E-Commerce Latina S.A.	Argentina	Investment	100.00	100.00	100.00
Efanur S.A.	Uruguay	Investment	100.00	100.00	100.00
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00	100.00	100.00
Inversora Bolívar S.A.	Argentina	Investment	100.00	100.00	100.00
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00	50.00	50.00
Nuevas Fronteras S.A.	Argentina	Hotel	76.34	76.34	76.34
Palermo Invest S.A.	Argentina	Investment	100.00	100.00	100.00
Ritelco S.A.	Uruguay	Investment	100.00	100.00	100.00
Tyrus S.A.	Uruguay	Investment	100.00	100.00	100.00
U.T. IRSA y Galerias Pacifico (1)	Argentina	Investment	50.00	50.00	50.00
Arcos del Gourmet S.A.	Argentina	Real estate	90.00	90.00	90.00
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68	53.68	53.68
Fibesa S.A.	Argentina	Real estate	100.00	100.00	100.00
Panamerican Mall S.A.	Argentina	Real estate	80.00	80.00	80.00
Shopping Neuquén S.A.	Argentina	Real estate	99.95	99.95	99.95
Torodur S.A.	Uruguay	Investment	100.00	100.00	100.00
EHSA	Argentina	Investment	70.00	70.00	70.00
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00	100.00	100.00
We Are Appa S.A.	Argentina	Design and software development	93.63	93.63	69.69
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.50	99.50	97.04
IRSA International LLC	the United States	Investment	100.00	100.00	100.00
Jiwin S.A.	Uruguay	Investment	100.00	100.00	100.00
Liveck S.A.	British Virgin Islands	Investment	100.00	100.00	100.00
Real Estate Strategies LLC	the United States	Investment	100.00	100.00	100.00
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00	100.00	100.00
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00	100.00	100.00

(1)

The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers its majority of votes in the decision making process.

The Company takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

D. Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties as of June 30, 2022:

Property(6)	Date of Acquisition	Leasable/ Sale sqm / Rooms	Location	Net Book Value ARS(2)	Use	Occupancy rate
Bankboston Tower(3)(13)	Aug-07	-	City of Buenos Aires	409	Office Rental	N/A
Bouchard 551	Mar-07	-	City of Buenos Aires	644	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	2,846	Office Rental	100.0%
Dot Building	Nov-06	11,242	City of Buenos Aires	9,722	Office Rental	92.6%
Zetta Building	Jun-19	32,173	City of Buenos Aires	27,749	Office Rental	92.2%
Phillips Building	Jun-17	8,017	City of Buenos Aires	6,104	Office Rental	81.4%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	8,818	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	8,173	Other Rentals	N/A
Abasto Shopping	Nov-99	37,162	City of Buenos Aires, Argentina	12,380	Shopping Mall	98.9%
Alto Palermo Shopping	Dec-97	20,507	City of Buenos Aires, Argentina	14,223	Shopping Mall	98.0%
Alto Avellaneda	Dec-97	39,944	Province of Buenos Aires, Argentina	9,231	Shopping Mall	81.4%
Alcorta Shopping (12)	Jun-97	15,812	City of Buenos Aires, Argentina	8,962	Shopping Mall	99.7%
Patio Bullrich	Oct-98	11,664	City of Buenos Aires, Argentina	3,920	Shopping Mall	92.4%
Alto Noa	Nov-95	19,388	City of Salta, Argentina	1,996	Shopping Mall	96.7%
Mendoza Plaza	Dec-94	42,149	Mendoza, Argentina	3,374	Shopping Mall	91.1%
Alto Rosario	Dec-04	33,957	Santa Fe, Argentina	7,487	Shopping Mall	96.3%
Córdoba Shopping –Villa Cabrera(11)	Dec-06	15,368	City of Córdoba, Argentina	2,215	Shopping Mall	100.0%
Dot Baires Shopping	May-09	47,296	City of Buenos Aires, Argentina	11,290	Shopping Mall	83.5%
Soleil Premium Outlet	Jul-10	15,734	Province of Buenos Aires, Argentina	3,384	Shopping Mall	100.0%
La Ribera Shopping	Aug-11	10,531	Santa Fe, Argentina	570	Shopping Mall	97.1%
Distrito Arcos	Dec-14	14,457	City of Buenos Aires, Argentina	4,818	Shopping Mall	100.0%
Alto Comahue	Mar-15	11,697	Neuquén, Argentina	3,632	Shopping Mall	97.4%
Patio Olmos	Sep-97	-	City of Córdoba, Argentina	2,081	Shopping Mall	N/A
Beruti Parking Space	N/A	-	City of Buenos Aires	1,149	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	-	City of Buenos Aires	7,782	Land Reserve	N/A
Costa Urbana	Oct-97	693,445	City of Buenos Aires	89,309	Other Rentals	N/A
Ezpeleta Plot of land	May-22	-	Province of Buenos Aires, Argentina	4,065	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	-	City of Buenos Aires	3,131	Other Rentals	N/A
Catalinas Building	Dec-20	18,016	City of Buenos Aires	18,691	Offices and Other Rentals	67.1%
Luján plot of land	May-08	1,160,000	Province of Buenos Aires, Argentina	2,238	Mixed uses	N/A
Other Land Reserves(4)	N/A	N/A	City and Province of Buenos Aires	14,717	Land Reserve	N/A
Other Developments(15)	N/A	0	City of Buenos Aires	567	Properties under development	N/A
Buildable potentials(14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	6,714	Other Rentals	N/A
Intercontinental Hotel(7) (12)	Nov-97	313	City of Buenos Aires	1,273	Hotel	35.1%
Libertador Hotel(8) (12)	Mar-98	200	City of Buenos Aires	526	Hotel	26.3%
Llao Llao Hotel(9) (10) (12)	Jun-97	205	City of Bariloche	2,324	Hotel	61.2%
Others (3)	N/A	N/A	City and Province of Buenos Aires	291	Others	N/A

110

__________________

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes the following properties: EH UT and DirecTV Arena Stadium.
(4)	Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot, Intercontinental Plot, the building and plot annexed to Dot, Mendoza Plot, Luján plot, Mendoza and La Plata plot.
(5)	Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498 and Detroit properties.
(6)	Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7)	Through Nuevas Fronteras S.A.
(8)	Through Hoteles Argentinos S.A.U.
(9)	Through Llao Llao Resorts S.A.
(10)	Includes “Terreno Bariloche.”
(11)

The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”.

(12)	Express in number of rooms.
(13)	The offices were totally sold during the fiscal year ended June 30, 2021.
(14)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(15)	Includes the following developments: PH Office Park, Phillips Building and Alto Avellaneda (Wal-Mart).

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30 2022, particularly considering that the operating results for fiscal years 2021 and 2020 have been affected by the restrictions due to the COVID19 pandemic. Our shopping malls and hotels were closed for most of the years 2021 and 2020 while the offices remained operational, even though most of the tenants adopted the remote work modality. In this sense, the purpose of this management’s discussion and analysis are to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period (June 30, 2022). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.

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

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2022	2021	2020
	(inter‑annual data)
GDP(1	6.9%	17.9%	(19.1)%
Inflation (IPIM)(2)	57.3%	65.1%	39.7%
Inflation (CPI)	64.0%	50.2%	42.8%
Depreciation of the Peso against the U.S. dollar	(30.9%)	(35.9%)	(66.1)%
Average exchange rate per USD 1.00(3)	ARS 125.13	ARS 95.62	ARS 70.36

____________________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 24, 2022, the exchange rate was 154.74 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 6.9% interannually during the second quarter of 2022, compared to an increase of 17.9% in the same period of 2021. Nationally, shopping mall sales at current prices in the month of June 2022 relevant to the survey reached a total of ARS 57,994.6 million, which represents an increased of 266.9% compared to June 2021. Accumulated sales for the first six months, represent a 185.7% in current terms and 70.9% increase in real terms as compared to the same period of 2021. The monthly estimate of economic activity (“EMAE”) as of June 30, 2022, increased by 6.4% compared to the same month in 2021. As of June 30, 2022, the unemployment rate was at 6.9% of the country’s economically active population, compared to 9.6% as of June 30, 2021. On the other hand, in the second quarter of 2022, the activity rate stood at 47.9% compared to 45.9% in the same quarter of the previous year. While the employment rate rose to 44.6% in the second quarter of 2022, compared to 41.5% in the second quarter of the previous year.

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

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2020	42.8%	39.7%
2021	50.2%	65.1%
2022	64.0%	57.3%

The current structure of IRSA lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of IRSA’s shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this Annual Report. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Pesos.

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

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated‑ liabilities.

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

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

•	during the 2020 fiscal year, there was a 66.1% depreciation of the Peso from ARS 42.363 to USD 1.00 as of June 30, 2019 to ARS 70.36 to USD 1.00 as of June 30, 2020;

•	during the 2021 fiscal year, there was a 35.9% depreciation of the Peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021; and

•	during the 2022 fiscal year, there was a 30.9% depreciation of the Peso from ARS 95.62 to USD 1.00 as of June 30, 2021 to ARS 125.13 to USD 1.00 as of June 30, 2022.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in Pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

COVID-19 Pandemic

The impacts of the COVID-19 pandemic on us as of the date of this Annual Report are described below:

•

During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires Metropolitan Area suspended their operations between April 16 and June 11, operating only those segments considered essential such as pharmacies, supermarkets, and banks. The impact on Revenues for the closing months due to the pandemic was 40.3% in fiscal year 2021. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year 2022, and as of the date of this Annual Report, 100% of the shopping malls are operational.

•	Regarding the office segment, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. As of today, we have experienced a slight increase in the vacancy rates, although we have not suffered a deterioration in collections.

•

La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that we own directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, conferences and exhibitions were activated. Exhibitions began at La Rural and different corporate events and congresses were held both at La Rural and at the Buenos Aires Convention Center. As of March 2022, all the protocols for holding events as normal were released and in this way the operations of La Rural, the Buenos Aires and Punta del Este Convention Centers were able to resume their operations.

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

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operative since December 2020. During the fiscal years 2022 and 2021, we sold and transferred floors of the building for a total area of approximately 9,674 sqm and 2,369 sqm, respectively. As a subsequent event, on August 17, 2022 we sold and transferred one floor for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. As of the date of this Annual Report, IRSA retains its rights for 14 floors of the building with an approximate leasable area of 16,832 sqm.

On July 15, 2020, we signed an agreement to sell a mid-rise floor with an area of approximately 1,063 sqm and 5 parking spaces of BankBoston Tower located at 265 Della Paolera in Catalinas district of Buenos Aires City. Likewise, on August 25, 2020, we sold and transferred 5 additional floors with a gross rental area of 6,235 sqm and 25 garages located in the building. On November 5, 2020, we signed a purchase and sale agreement with possession of 4 floors for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building, and on November 12, 2020, we have entered into a purchase and sale agreement with an unrelated third party pursuant to which it has sold 3 floors for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building. After this transaction, IRSA has no remaining offices leasable area in the building.

On July 30, 2020, we sold the entire “Bouchard 710” tower, located in Plaza Roma District of Buenos Aires City. The building has 15,014 sqm of gross leasable area 12 office floors and 116 parking spaces.

On April 19, 2022, we sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of gross leasable area on 20 office floors and 178 parking spaces.

Shopping malls

During the fiscal years ended June 30, 2022, 2021 and 2020, we maintained the same portfolio of operating shopping malls. Business Segment Reporting

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

After the merger of the Company with IRSA CP, the structure is made up of the following five segments: Shopping Malls, Offices, Hotels, Sales and development, and Others.

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively include the results from the company’s six office buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

Below is the segment information which was prepared as follows:

The Company operates in the following segments:

•	The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	The “Offices” s segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.

•	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

•	The “Hotels” segment includes the operating results mainly consisting of room, catering and restaurant revenues.

•	The “Others” segment includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa investments in associates such as TGLT and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of our Audited Financial Statements, except for the following:

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

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020 we used to report our financial performance separately in two Operations Centers. However, as described in Note 1 to the Consolidated Financial Statements as of June 30, 2020, during September 2020 we lost control of IDBD and, then, have reclassified the results of the Israel Operations Center to discontinued operations. As a consequence of the situation described, from October 1, 2020, we report our financial performance through a single Operation Center. Segment information for the previous fiscal years has been recast for comparability purposes.

Below is a summary of the Company’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statements of Income and Other Comprehensive Income for the years ended June 30, 2022, 2021 and 2020:

	June 30, 2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	25,593	(233)	6,725	-	32,085
Costs	(5,333)	91	(6,874)	-	(12,116)
Gross profit / (loss)	20,260	(142)	(149)	-	19,969
Net gain from fair value adjustment of investment properties	12,328	1,322	-	-	13,650
General and administrative expenses	(5,327)	27	-	23	(5,277)
Selling expenses	(2,242)	5	-	-	(2,237)
Other operating results, net	28	-	56	(23)	61
Profit / (loss) from operations	25,047	1,212	(93)	-	26,166
Share of profit / (loss) of associates and joint ventures	466	(821)	-	-	(355)
Segment profit / (loss)	25,513	391	(93)	-	25,811
Reportable assets	325,837	(1,939)	-	48,894	372,792
Reportable liabilities	-	-	-	(203,065)	(203,065)
Net reportable assets	325,837	(1,939)	-	(154,171)	169,727

	June 30, 2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	16,585	(82)	4,830	(51)	21,282
Costs	(5,665)	115	(5,213)	-	(10,763)
Gross profit / (loss)	10,920	33	(383)	(51)	10,519
Net (loss) / gain from fair value adjustment of investment properties	(12,542)	(200)	-	-	(12,742)
General and administrative expenses	(5,049)	22	-	79	(4,948)
Selling expenses	(2,477)	34	-	-	(2,443)
Other operating results, net	(256)	(33)	176	(28)	(141)
Loss from operations	(9,404)	(144)	(207)	-	(9,755)
Share of loss of associates and joint ventures	(6,541)	(641)	-	-	(7,182)
Segment loss	(15,945)	(785)	(207)	-	(16,937)
Reportable assets	335,973	(2,481)	-	31,833	365,325
Reportable liabilities	-	-	-	(229,672)	(229,672)
Net reportable assets	335,973	(2,481)	-	(197,839)	135,653

	June 30, 2020
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	27,434	(150)	7,638	(54)	34,868
Costs	(6,725)	132	(7,956)	-	(14,549)
Gross profit / (loss)	20,709	(18)	(318)	(54)	20,319
Net gain from fair value adjustment of investment properties	83,728	(648)	-	-	83,080
General and administrative expenses	(5,527)	35	-	79	(5,413)
Selling expenses	(3,029)	41	-	-	(2,988)
Other operating results, net	29	42	149	(25)	195
Profit / (loss) from operations	95,910	(548)	(169)	-	95,193
Share of profit of associates and joint ventures	17,367	420	-	-	17,787
Segment profit / (loss)	113,277	(128)	(169)	-	112,980
Reportable assets (3)	1,498,210	(1,704)	-	48,303	1,544,809
Reportable liabilities (3)	(987,692)	-	-	(255,011)	(1,242,703)
Net reportable assets (3)	510,518	(1,704)	-	(206,708)	302,106

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)

Includes deferred income tax assets, income tax and minimum presumed income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8 million, ARS 12 million and ARS 43 million, as of June 30, 2022, 2021 and 2020, respectively.

(3)	Includes assets and liabilities from IDBD.

Below is a summarized analysis of the lines business for the fiscal years ended June 30, 2022, 2021 and 2020:

	June 30, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(in million of ARS)
Revenues	17,334	3,041	746	4,300	172	25,593
Costs	(1,495)	(293)	(581)	(2,456)	(508)	(5,333)
Gross profit / (loss)	15,839	2,748	165	1,844	(336)	20,260
Net gain / (loss) from fair value adjustment of investment properties	553	(5,391)	17,106	-	60	12,328
General and administrative expenses	(2,862)	(341)	(1,058)	(730)	(336)	(5,327)
Selling expenses	(847)	(78)	(922)	(340)	(55)	(2,242)
Other operating results, net	(142)	(23)	(48)	(59)	300	28
Profit / (loss) from operations	12,541	(3,085)	15,243	715	(367)	25,047
Share of profit of associates and joint ventures	-	-	-	-	466	466
Segment profit / (loss)	12,541	(3,085)	15,243	715	99	25,513

Investment properties and trading properties	91,770	68,197	142,511	-	430	302,908
Investment in associates and joint ventures	-	-	-	-	11,578	11,578
Other operating assets	299	2,537	2,984	4,183	1,348	11,351
Reportable assets	92,069	70,734	145,495	4,183	13,356	325,837

From all the revenues corresponding to the segments, ARS 25,579 million are originated in Argentina, and ARS 14 million in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 323,901 million are located in Argentina and ARS 1,936 million in other countries, principally in the United States for ARS 296 million and Uruguay for ARS 1,630 million.

	June 30, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	8,727	4,401	1,271	1,510	676	16,585
Costs	(1,428)	(236)	(1,379)	(1,746)	(876)	(5,665)
Gross profit / (loss)	7,299	4,165	(108)	(236)	(200)	10,920
Net (loss) / gain from fair value adjustment of investment properties	(33,349)	9,088	11,658	-	61	(12,542)
General and administrative expenses	(2,348)	(685)	(1,164)	(699)	(153)	(5,049)
Selling expenses	(740)	(307)	(1,145)	(231)	(54)	(2,477)
Other operating results, net	(207)	(8)	(8)	(20)	(13)	(256)
(Loss) / profit from operations	(29,345)	12,253	9,233	(1,186)	(359)	(9,404)
Share of loss of associates and joint ventures	-	-	(26)	-	(6,515)	(6,541)
Segment (loss) / profit	(29,345)	12,253	9,207	(1,186)	(6,874)	(15,945)

Investment properties and trading properties	89,070	119,013	102,415	-	423	310,921
Investment in associates and joint ventures	-	-	-	-	14,609	14,609
Other operating assets	436	1,839	3,271	4,269	628	10,443
Reportable assets	89,506	120,852	105,686	4,269	15,660	335,973

(1)    Includes the result for the investment in TGLT y BHSA for ARS (3,496) million and ARS (1,240) million respectively, in the line “Share of loss of associates and joint ventures”.

From all the revenues included in the segments ARS 16,557 million are originated in Argentina and ARS 28 million are originated in the United States. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 328,863 million are located in Argentina and ARS 7,110 million in other countries, principally in the United States for ARS 5,692 million and Uruguay for ARS 1,468 million.

	June 30, 2020
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	14,569	5,616	2,025	4,978	246	27,434
Costs	(1,401)	(192)	(1,825)	(3,066)	(241)	(6,725)
Gross profit	13,168	5,424	200	1,912	5	20,709
Net (loss) / gain from fair value adjustment of investment properties	(5,185)	54,755	34,495	-	(337)	83,728
General and administrative expenses	(2,044)	(601)	(1,217)	(897)	(768)	(5,527)
Selling expenses	(1,751)	(185)	(502)	(566)	(25)	(3,029)
Other operating results, net	42	(20)	(111)	(49)	167	29
Profit / (loss) from operations	4,230	59,373	32,865	400	(958)	95,910
Share of profit of associates and joint ventures	-	-	-	-	17,367	17,367
Segment profit	4,230	59,373	32,865	400	16,409	113,277

Investment properties and trading properties	120,956	147,863	89,401	-	942	359,162
Investment in associates and joint ventures	-	-	1,310	-	21,529	22,839
Other operating assets	500	160	1,931	4,527	702	7,820
Reportable assets	121,456	148,023	92,642	4,527	23,173	389,821

(1)    Includes the result for the investment in New Lipstick for ARS 18,399 million in the line “Share of profit of associates and joint ventures”. Such amount under the previous classification was included in the International segment, however the CODM does not analyze it anymore as an independent segment due to the cessation of the activities of Condor and New Lipstick.

From all the revenues corresponding included in the segments ARS 26,221 million are originated in Argentina, ARS 1,179 million are originated in Uruguay and ARS 34 million are originated in the United States. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 405,499 million are located in Argentina and ARS (15,678) million in other countries, principally in the United States for ARS (17,121) million and Uruguay for ARS 1,433 million.

Results of Operations for the fiscal years ended June 30, 2022 and 2021

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2022 and 2021.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in Million ARS)
Revenues	25,593	16,585	9,008	(233)	(82)	(151)	6,725	4,830	1,895	-	(51)	51	32,085	21,282	10,803
Costs	(5,333)	(5,665)	332	91	115	(24)	(6,874)	(5,213)	(1,661)	-	-	-	(12,116)	(10,763)	(1,353)
Gross profit / (loss)	20,260	10,920	9,340	(142)	33	(175)	(149)	(383)	234	-	(51)	51	19,969	10,519	9,450
Net gain / (loss) from fair value adjustment of investment properties	12,328	(12,542)	24,870	1,322	(200)	1,522	-	-	-	-	-	-	13,650	(12,742)	26,392
General and administrative expenses	(5,327)	(5,049)	(278)	27	22	5	-	-	-	23	79	(56)	(5,277)	(4,948)	(329)
Selling expenses	(2,242)	(2,477)	235	5	34	(29)	-	-	-	-	-	-	(2,237)	(2,443)	206
Other operating results, net	28	(256)	284	-	(33)	33	56	176	(120)	(23)	(28)	5	61	(141)	202
Profit / (loss) from operations	25,047	(9,404)	34,451	1,212	(144)	1,356	(93)	(207)	114	-	-	-	26,166	(9,755)	35,921
Share of profit / (loss) of associates and joint ventures	466	(6,541)	7,007	(821)	(641)	(180)	-	-	-	-	-	-	(355)	(7,182)	6,827
Segment profit / (loss)	25,513	(15,945)	41,458	391	(785)	1,176	(93)	(207)	114	-	-	-	25,811	(16,937)	42,748
Reportable assets	325,837	335,973	(10,136)	(1,939)	(2,481)	542	-	-	-	48,894	31,833	17,061	372,792	365,325	7,467
Reportable liabilities	-	-	-	-	-	-	-	-	-	(203,065)	(229,672)	26,607	(203,065)	(229,672)	26,607
Net reportable assets	325,837	335,973	(10,136)	(1,939)	(2,481)	542	-	-	-	(154,171)	(197,839)	43,668	169,727	135,653	34,074

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2022 and 2021

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in Million ARS)
Revenues	17,334	8,727	8,607	3,041	4,401	(1,360)	746	1,271	(525)	4,300	1,510	2,790	172	676	(504)	25,593	16,585	9,008
Costs	(1,495)	(1,428)	(67)	(293)	(236)	(57)	(581)	(1,379)	798	(2,456)	(1,746)	(710)	(508)	(876)	368	(5,333)	(5,665)	332
Gross profit / (loss)	15,839	7,299	8,540	2,748	4,165	(1,417)	165	(108)	273	1,844	(236)	2,080	(336)	(200)	(136)	20,260	10,920	9,340
Net gain / (loss) from fair value adjustment of investment properties	553	(33,349)	33,902	(5,391)	9,088	(14,479)	17,106	11,658	5,448	-	-	-	60	61	(1)	12,328	(12,542)	24,870
General and administrative expenses	(2,862)	(2,348)	(514)	(341)	(685)	344	(1,058)	(1,164)	106	(730)	(699)	(31)	(336)	(153)	(183)	(5,327)	(5,049)	(278)
Selling expenses	(847)	(740)	(107)	(78)	(307)	229	(922)	(1,145)	223	(340)	(231)	(109)	(55)	(54)	(1)	(2,242)	(2,477)	235
Other operating results, net	(142)	(207)	65	(23)	(8)	(15)	(48)	(8)	(40)	(59)	(20)	(39)	300	(13)	313	28	(256)	284
Profit / (loss) from operations	12,541	(29,345)	41,886	(3,085)	12,253	(15,338)	15,243	9,233	6,010	715	(1,186)	1,901	(367)	(359)	(8)	25,047	(9,404)	34,451
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-	-	(26)	26	-	-	-	466	(6,515)	6,981	466	(6,541)	7,007
Segment profit / (loss)	12,541	(29,345)	41,886	(3,085)	12,253	(15,338)	15,243	9,207	6,036	715	(1,186)	1,901	99	(6,874)	6,973	25,513	(15,945)	41,458
Reportable assets	92,069	89,506	2,563	70,734	120,852	(50,118)	145,495	105,686	39,809	4,183	4,269	(86)	13,356	15,660	(2,304)	325,837	335,973	(10,136)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	92,069	89,506	2,563	70,734	120,852	(50,118)	145,495	105,686	39,809	4,183	4,269	(86)	13,356	15,660	(2,304)	325,837	335,973	(10,136)

Revenue June 2022 vs June 2021

Shopping Malls. Revenues from the Shopping Malls segment increased by 98.6% from ARS 8,727 million during the fiscal year ended June 30, 2021, to ARS 17,334 million during the fiscal year ended June 30, 2022. Such increase is due to the fact that during the fiscal year ended in 2021, a support policy was maintained for tenants in all shopping malls, where, due to the pandemic, the contractual monthly insured value (VMA) was not invoiced, but rather a percentage of sales. In the current fiscal year, although these policies were maintained in the first part of it, in the second half of the fiscal year there was evidence of a recovery in rental income, generating: (i) an increase of ARS 3,365 million in base rent revenue; (ii) an increase of ARS 6,005 million in contingent rent revenue; (iii) an ARS 516 million increase in revenue from parking; partially offset by (iv) an ARS 1,279 million decrease in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.9% from ARS 4,401 million during the fiscal year ended June 30, 2021, to ARS 3,041 million during the fiscal year ended June 30, 2022. This variation is mainly explained by a decrease in revenue from leases by 30.8%, from ARS 4,299 million during the fiscal year ended June 30, 2021 to ARS 2,974 million during the fiscal year ended June 30, 2022, mainly as a result of less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the fiscal year ended June 30, 2021 and the sale of República Building in the current fiscal year.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 41.3% decrease from ARS 1,271 million during the fiscal year ended June 30, 2021, to ARS 746 million during the fiscal year ended June 30, 2022. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by us over time.

Hotels. Revenues from our Hotels segment increased by 184.8% from ARS 1,510 million during the fiscal year ended June 30, 2021, to ARS 4,300 million during the fiscal year ended June 30, 2022, mainly due to higher occupancy with the consequent increase in revenue. The Intercontinental and Libertador hotels have not reached the pre-pandemic occupancy levels yet.

Others. Revenues from the Others segment decreased by 74.6% from ARS 676 million during the fiscal year ended June 30, 2021, to ARS 172 million during the fiscal year ended June 30, 2022, mainly due to the sale of Stowe House in USD 3.45 million during the fiscal year ended June 30, 2021, generating a profit of USD 0.3 million.

Costs 2022 vs 2021

Shopping Malls. Costs associated with the Shopping Malls segment increased by 4.7%, from ARS 1,428 million during the fiscal year ended June 30, 2021, to ARS 1,495 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase in maintenance expenses of ARS 84 million; (ii) an increase in leases and expenses of ARS 37 million and (iii) an increase in taxes, rates and contributions of ARS 14 million; partially offset by: (iv) a decrease in amortization and depreciation charges of ARS 45 million and (v) a decrease of ARS 36 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 16.4% during the fiscal year ended June 30, 2021, to 8.6% during the fiscal year ended June 30, 2022.

Offices. Costs associated with the Offices segment increased by 24.2%, from ARS 236 million during the fiscal year ended June 30, 2021, to ARS 293 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase in amortization and depreciation charges of ARS 39 million; (ii) an increase in leases and expenses of ARS 28 million; (iii) an increase in taxes, rates and contributions of ARS 24 million; partially offset by: (iv) a decrease in maintenance expenses of ARS 15 million and (v) a decrease of ARS 14 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 5.4% during the fiscal year ended June 30, 2021, to 9.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 57.9% decrease from ARS 1,379 million during the fiscal year ended June 30, 2021, to ARS 581 million during the fiscal year ended June 30, 2022 mainly due to (i) a decrease of ARS 770 million in the cost of sale of goods and services; (ii) a decrease in maintenance expenses of ARS 35 million; and (iii) an ARS 19 million decrease in taxes, rates and contributions; partially offset by: (iv) an increase in leases and expenses of ARS 17 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 108.5% during the fiscal year ended June 30, 2021, to 77.9% during the fiscal year ended June 30, 2022.

Hotels. Costs in the Hotels segment increased by 40.7%, from ARS 1,746 million during the fiscal year ended June 30, 2021, to ARS 2,456 million during the fiscal year ended June 30, 2022, mainly as a result of (i) an ARS 275 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 244 million increase in food, beverages and other hotel expenses; (iii) an ARS 148 million increase in maintenance expenses; and (iv) an ARS 56 million increase in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 115.6% during the fiscal year ended June 30, 2021, to 57.1% during the fiscal year ended June 30, 2022.

Others.

Costs in the Others segment decreased by 42.0%, from ARS 876 million during the fiscal year ended June 30, 2021, to ARS 508 million during the fiscal year ended June 30, 2022, due to the sale of Stowe House and also due to the development and implementation of Appa Shops generating and increase in salaries, social security costs and other personnel administrative expenses, both events in the comparative fiscal year.

Gross profit 2022 vs 2021

Shopping Malls. Gross profit from the Shopping Malls segment increased by 117.0%, from a profit of ARS 7,299 million during the fiscal year ended June 30, 2021, to an ARS 15,839 million profit million during the fiscal year ended June 30, 2022, mainly as a result of a reopening of shopping malls in the current fiscal year unlike the fiscal year ended June 30, 2021 which had progressive openings and with more restrictions. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 83.6% during the fiscal year ended June 30, 2021, to 91.4% during the fiscal year ended June 30, 2022.

Offices. Gross profit from the Offices segment decreased by 34.0%, from a profit of ARS 4,165 million during the fiscal year ended June 30, 2021, to an ARS 2,748 million profit million during the fiscal year ended June 30, 2022. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 94.6% during the fiscal year ended June 30, 2021, to 90.4% during the fiscal year ended June 30, 2022.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment increased by 252.8%, from a loss of ARS 108 million during the fiscal year ended June 30, 2021, to an ARS 165 million profit during the fiscal year ended June 30, 2022. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 8.5% negative during the fiscal year ended June 30, 2021, to 22.1% positive during the fiscal year ended June 30, 2022.

Hotels. Gross profit / (loss) from the Hotels segment increased by 881.4%, from a loss of ARS 236 million during the fiscal year ended June 30, 2021, to an ARS 1,844 million profit during the fiscal year ended June 30, 2022. Gross profit / (loss) from the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.6% negative during the fiscal year ended June 30, 2021, to 42.9% positive during the fiscal year ended June 30, 2022.

Others. Gross loss from the Others segment decreased by 68.0%, from a loss of ARS 200 million during the fiscal year ended June 30, 2021, to an ARS 336 million loss during the fiscal year ended June 30, 2022. Gross loss from the Others segment, measured as a percentage of revenues from this segment, decreased from 29.6% negative during the fiscal year ended June 30, 2021, to 195.3% negative during the fiscal year ended June 30, 2022.

Net gain (loss) from fair value adjustment of investment properties 2022 vs 2021

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 26,392 million, from a net loss of ARS 12,742 million during the fiscal year ended June 30, 2021, to a net profit of ARS 13,650 million during the fiscal year ended June 30, 2022.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a loss of ARS 12,542 million (out of which an ARS 33,349 million loss derives from our Shopping Malls segment; an ARS 9,088 million gain from our Offices segment; an ARS 11,658 million gain from our Sales and Developments segment and an ARS 61 million gain from our Others segment) during the fiscal year ended June 30, 2021, to a gain of ARS 12,328 million during the fiscal year ended June 30, 2022 (out of which an ARS 553 million profit derives from our Shopping Malls segment; an ARS 5,391 million loss from our Offices segment; an ARS 17,106 million gain from our Sales and Developments segment and an ARS 60 million gain from our Others segment).

The net impact in the peso value of our Shopping Malls was primarily a consequence of: (i) a solid real recovery in the performance of the Shopping Malls during the fiscal year ended June 30, 2022 and better future revenue prospects, (ii) more favorable macroeconomic projections, and (iii) improvements in operating margins, (iv) this was partially offset by a 100 basis point increase in the dollar discount rate at which projected cash flow is discounted.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement. The consolidated net (loss) from fair value adjustment of investment properties of our Offices segment was mainly due to the appreciation of the Peso against “dólar MEP”.

The consolidated net gain from fair value adjustment of investment properties of our Sales and development segment was mainly due to the increase in the fair value adjustment of “Costa Urbana” and sales of República Building and floors of Catalinas Building.

General and administrative expenses 2022 vs 2021

Shopping Malls. Administrative expenses  of Shopping Malls increased by 21.9%, from ARS 2,348 million during the fiscal year ended June 30, 2021, to ARS 2,862 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase of ARS 341 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 168 million in fees and compensation for services; and (iii) an increase in travelling, transportation and stationery of ARS 43 million; partially offset by: (v) a decrease of ARS 37 million in taxes, rates and contributions. Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 26.9% during the fiscal year ended June 30, 2021, to 16.5% during the fiscal year ended June 30, 2022.

Offices. The general and administrative expenses of our Offices segment decreased by 50.2%, from ARS 685 million during the fiscal year ended June 30, 2021, to ARS 341 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) a decrease in fees payable to directors of ARS 149 million; (ii) a decrease of ARS 130 million in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 25 million decrease in maintenance expenses; (iv) a decrease of ARS 20 million in fees and compensation for services; and (v) a decrease in leases and expenses of ARS 16 million. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 15.6% during the fiscal year ended June 30, 2021, to 11.2% during the fiscal year ended June 30, 2022.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 9.1%, from ARS 1,164 million during the fiscal year ended June 30, 2021, to ARS 1,058 million during the fiscal year ended June 30, 2022. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 91.6% during the fiscal year ended June 30, 2021, to 141.8% during the fiscal year ended June 30, 2022.

Hotels. General and administrative expenses associated with our Hotels segment increased by 4.4%, from ARS 699 million during the fiscal year ended June 30, 2021, to ARS 730 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 28 million increase in taxes, rates and contributions; (ii) an ARS 13 million increase in fees and compensation for services; and (iii) an ARS 9 million increase in bank expenses; partially offset by: (iv) a decrease of ARS 24 million in salaries, social security charges and other personnel administrative expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.3% during the fiscal year ended June 30, 2021, to 17.0% during the fiscal year ended June 30, 2022.

Others. General and administrative expenses associated with our Others segment increased by 119.6%, from ARS 153 million during the fiscal year ended June 30, 2021, to ARS 336 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase of ARS 171 million in fees and compensation for services; and (ii) an ARS 28 million increase in taxes, rates and contributions.

Selling expenses 2022 vs 2021

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 14.5%, from ARS 740 million during the fiscal year ended June 30, 2021, to ARS 847 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 303 million; ii) an increase in the charge of publicity, advertising and other commercial expenses of ARS 170 million; partially offset by: (iii) a decrease in the charge of doubtful accounts of ARS 326 million, and (iv) a decrease of ARS 40 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 8.5% during the fiscal year ended June 30, 2021, to 4.9% during the fiscal year ended June 30, 2022.

Offices. Selling expenses associated with our Offices segment decreased by 74.6%, from ARS 307 million during the fiscal year ended June 30, 2021, to ARS 78 million during the fiscal year ended June 30, 2022. Such variation was mainly generated as a result of: (i) an ARS 145 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of doubtful accounts of ARS 56 million; (iii) an ARS 22 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 6 million decrease in fees and compensation for services. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 7.0% during the fiscal year ended June 30, 2021, to 2.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 19.5%, from ARS 1,145 million during the fiscal year ended June 30, 2021, to ARS 922 million during the fiscal year ended June 30, 2022. Such variation was mainly generated by: (i) an ARS 282 million decrease in the charge of taxes, rates and contributions; partially offset by: (ii) an increase of ARS 36 million in fees and compensation for services, and (iii) an increase of ARS 29 million in the charge of publicity, advertising and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 90.1% during the fiscal year ended June 30, 2021, to 123.6% during the fiscal year ended June 30, 2022.

Hotels. Selling expenses associated with our Hotels segment increased by 47.2%, from ARS 231 million during the fiscal year ended June 30, 2021, to ARS 340 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 118 million increase in taxes, rates and contributions; and (ii) an ARS 28 million increase in fees and compensation for services; partially offset by: (iii) an ARS 21 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 16 million decrease in leases and expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 15.3% during the fiscal year ended June 30, 2021, to 7.9% during the fiscal year ended June 30, 2022.

Others. Selling expenses associated with our Others segment increased by 1.9%, from ARS 54 million during the fiscal year ended June 30, 2021, to ARS 55 million during the fiscal year ended June 30, 2022. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 8.0% during the fiscal year ended June 30, 2021, to 32.0% during the fiscal year ended June 30, 2022.

Other operating results, net 2022 vs 2021

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 31.4%, from a net loss of ARS 207 million during the fiscal year ended June 30, 2021, to a net loss of ARS 142 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase of ARS 101 million in interest generated by operating credits, (ii) an increase of ARS 16 million in management fees, partially offset by; (iii) an increase of ARS 62 million in the loss for lawsuits. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 2.4% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Offices. Other operating results, net associated with our Offices segment decreased by 187.5%, from a net loss of ARS 8 million during the fiscal year ended June 30, 2021, to a net loss of ARS 23 million during the fiscal year ended June 30, 2022, mainly as a consequence of (i) an increase of ARS 51 million in discount generated by operating credits; partially offset by: (ii) a decrease of ARS 19 million in donations; and (iii) a decrease of ARS 10 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.2% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 500.0%, from a net loss of ARS 8 million during the fiscal year ended June 30, 2021, to a net loss of ARS 48 million during the fiscal year ended June 30, 2022, mainly due to (i) a decrease of ARS 60 million due to the sale of shares of Manibil S.A. in the comparative fiscal year; (ii) a decrease of ARS 18 million in management fees; and (iii) an increase of ARS 16 million in the loss for lawsuits; partially offset by: (iv) a decrease of ARS 64 million in donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 0.6% negative during the fiscal year ended June 30, 2021, to 6.4% negative during the fiscal year ended June 30, 2022.

Hotels Other operating results, net associated with the Hotels segment decreased by 195.0%, from a net loss of ARS 20 million during the fiscal year ended June 30, 2021, to a net loss of ARS 59 million during the fiscal year ended June 30, 2022, mainly due (i) an increase of ARS 118 million in taxes, rates and contributions; and (ii) an increase of ARS 28 million in fees and compensation for services; partially offset by: (iii) a decrease of ARS 21 million in salaries, social security charges and other personnel administrative expenses; and (iv) an ARS 16 million decrease in leases and expenses. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.3% negative during the fiscal year ended June 30, 2021, to 1.4% negative during the fiscal year ended June 30, 2022.

Others. Other operating results, net associated with the Others segment increased by 2,407.7%, from a net loss of ARS 13 million during the fiscal year ended June 30, 2021, to a net profit of ARS 300 million during the fiscal year ended June 30, 2022, mainly due to an ARS 184 million recovery of fees for consultancy in Dolphin for and the income of fee charged to La Rural S.A in the current fiscal year. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.9% negative during the fiscal year ended June 30, 2021, to 174.4% positive during the fiscal year ended June 30, 2022.

Operating results 2022 vs 2021

Shopping Malls. Operating results associated with the Shopping Malls segment increased by 142.7%, from a net loss of ARS 29,345 million during the fiscal year ended June 30, 2021, to a net profit of ARS 12,541 million during the fiscal year ended June 30, 2022. Such increase is due to the fact of the recovery in rental income due to the end of restrictions from COVID pandemic.

Offices. Operating results associated with our Offices segment decreased by 125.2%, from a net profit of ARS 12,253 million during the fiscal year ended June 30, 2021, to a net loss of ARS 3,085 million during the fiscal year ended June 30, 2022. Such variation was mainly due to an ARS 14,479 million decrease in the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segment, decreased from 278.4% positive during the fiscal year ended June 30, 2021, to 101.4% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 65.1%, from a net profit of ARS 9,233 million during the fiscal year ended June 30, 2021, to a net profit of ARS 15,243 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 726.4% positive during the fiscal year ended June 30, 2021, to 2,043.3% positive during the fiscal year ended June 30, 2022.

Hotels. Operating results associated with the Hotels segment increased by 160.3%, from a net loss of ARS 1,186 million during the fiscal year ended June 30, 2021, to a net profit of ARS 715 million during the fiscal year ended June 30, 2022. Such increase is mainly due to higher occupancy with the consequent increase in income, which was affected in the comparative fiscal year, due to COVID 19 pandemic. The Operating results associated with the Hotels segment, as a percentage of revenues from such segment, increased from 78.5% negative during the fiscal year ended June 30, 2021, to 16.6% positive during the fiscal year ended June 30, 2022.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 359 million during the fiscal year ended June 30, 2021, to a net loss of ARS 367 million during the fiscal year ended June 30, 2022. Such decrease is mainly due to the increase in gross loss and administrative expenses partially offset by a positive result in other operating results, net

Share of profit / (loss) of associates and joint ventures 2022 vs 2021

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 95.1%, from a net loss of ARS 7,182 million during the fiscal year ended June 30, 2021 to a net loss of ARS 355 million during the fiscal year ended June 30, 2022, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 28.1% decrease, from a loss of ARS 641 million during the fiscal year ended June 30, 2021, to a loss of ARS 821 million during the fiscal year ended June 30, 2022, mainly due to results from the joint venture Quality Invest S.A., mainly attributable to the net gain / (loss) from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of profit / (loss) of associates from the Others segment increased by 107.2%, from a net loss of ARS 6,515 million during the fiscal year ended June 30, 2021, to a net profit of ARS 466 million during the fiscal year ended June 30, 2022, mainly as a result of the variation from our investments in TGLT by ARS 2,783 million positive, Banco Hipotecario by ARS 2,113 positive and New Lipstick by ARS 922 million positive.

Financial results, net

The financial results went from a profit of ARS 5,469 million during the fiscal year ended June 30, 2021 to a profit of ARS 11,851 million during the fiscal year ended June 30, 2022. Such variation is mainly due to the variation of the exchange rate and a decrease in interest expenses.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from an expense of ARS 35,540 million during the fiscal year ended June 30, 2021, to an expense of ARS 2,770 million during the fiscal year ended June 30, 2022, due to the impact on deferred income tax. Such variation is mainly due to the modification in the income tax rates in Argentina according to the Law 27,630 published in the Official Gazette on June 16, 2021, which explains the increase in the expense on income tax during the fiscal year ended June 30, 2021, due to the impact on deferred income tax. During the fiscal year ended June 30, 2022, the deferred income tax was affected by the increase in the net gain from fair value adjustment of investment properties.

Profit for the year

As a result of the factors described above, the profit / (loss) for the year went from a loss of ARS 61,641 million (that includes a loss of ARS 14,633 for the effect of discontinued operations) during the fiscal year ended June 30, 2021, to a profit of ARS 34,892 million during the fiscal year ended June 30, 2022.

Results of Operations for the fiscal years ended June 30, 2021 and 2020

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2021 and 2020.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in Million ARS)
Revenues	16,585	27,434	(10,849)	(82)	(150)	68	4,830	7,638	(2,808)	(51)	(54)	3	21,282	34,868	(13,586)
Costs	(5,665)	(6,725)	1,060	115	132	(17)	(5,213)	(7,956)	2,743	-	-	-	(10,763)	(14,549)	3,786
Gross profit / (loss)	10,920	20,709	(9,789)	33	(18)	51	(383)	(318)	(65)	(51)	(54)	3	10,519	20,319	(9,800)
Net (loss) / gain from fair value adjustment of investment properties	(12,542)	83,728	(96,270)	(200)	(648)	448	-	-	-	-	-	-	(12,742)	83,080	(95,822)
General and administrative expenses	(5,049)	(5,527)	478	22	35	(13)	-	-	-	79	79	-	(4,948)	(5,413)	465
Selling expenses	(2,477)	(3,029)	552	34	41	(7)	-	-	-	-	-	-	(2,443)	(2,988)	545
Other operating results, net	(256)	29	(285)	(33)	42	(75)	176	149	27	(28)	(25)	(3)	(141)	195	(336)
(Loss) / profit from operations	(9,404)	95,910	(105,314)	(144)	(548)	404	(207)	(169)	(38)	-	-	-	(9,755)	95,193	(104,948)
Share of (loss) / profit of associates and joint ventures	(6,541)	17,367	(23,908)	(641)	420	(1,061)	-	-	-	-	-	-	(7,182)	17,787	(24,969)
Segment (loss) / profit	(15,945)	113,277	(129,222)	(785)	(128)	(657)	(207)	(169)	(38)	-	-	-	(16,937)	112,980	(129,917)
Reportable assets	335,973	1,498,210	(1,162,237)	(2,481)	(1,704)	(777)	-	-	-	31,833	48,303	(16,470)	365,325	1,544,809	(1,179,484)
Reportable liabilities	-	(987,692)	987,692	-	-	-	-	-	-	(229,672)	(255,011)	25,339	(229,672)	(1,242,703)	1,013,031
Net reportable assets	335,973	510,518	(174,545)	(2,481)	(1,704)	(777)	-	-	-	(197,839)	(206,708)	8,869	135,653	302,106	(166,453)

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2021 and 2020

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.	06.30.21	06.30.20	Var.
	(in Million ARS)
Revenues	8,727	14,569	(5,842)	4,401	5,616	(1,215)	1,271	2,025	(754)	1,510	4,978	(3,468)	676	246	430	16,585	27,434	(10,849)
Costs	(1,428)	(1,401)	(27)	(236)	(192)	(44)	(1,379)	(1,825)	446	(1,746)	(3,066)	1,320	(876)	(241)	(635)	(5,665)	(6,725)	1,060
Gross profit / (loss)	7,299	13,168	(5,869)	4,165	5,424	(1,259)	(108)	200	(308)	(236)	1,912	(2,148)	(200)	5	(205)	10,920	20,709	(9,789)
Net (loss) / gain from fair value adjustment of investment properties	(33,349)	(5,185)	(28,164)	9,088	54,755	(45,667)	11,658	34,495	(22,837)	-	-	-	61	(337)	398	(12,542)	83,728	(96,270)
General and administrative expenses	(2,348)	(2,044)	(304)	(685)	(601)	(84)	(1,164)	(1,217)	53	(699)	(897)	198	(153)	(768)	615	(5,049)	(5,527)	478
Selling expenses	(740)	(1,751)	1,011	(307)	(185)	(122)	(1,145)	(502)	(643)	(231)	(566)	335	(54)	(25)	(29)	(2,477)	(3,029)	552
Other operating results, net	(207)	42	(249)	(8)	(20)	12	(8)	(111)	103	(20)	(49)	29	(13)	167	(180)	(256)	29	(285)
(Loss) / profit from operations	(29,345)	4,230	(33,575)	12,253	59,373	(47,120)	9,233	32,865	(23,632)	(1,186)	400	(1,586)	(359)	(958)	599	(9,404)	95,910	(105,314)
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-	(26)	-	(26)	-	-	-	(6,515)	17,367	(23,882)	(6,541)	17,367	(23,908)
Segment (loss) / profit	(29,345)	4,230	(33,575)	12,253	59,373	(47,120)	9,207	32,865	(23,658)	(1,186)	400	(1,586)	(6,874)	16,409	(23,283)	(15,945)	113,277	(129,222)
Reportable assets	89,506	121,456	(31,950)	120,852	148,023	(27,171)	105,686	92,642	13,044	4,269	4,527	(258)	15,660	23,173	(7,513)	335,973	389,821	(53,848)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	89,506	121,456	(31,950)	120,852	148,023	(27,171)	105,686	92,642	13,044	4,269	4,527	(258)	15,660	23,173	(7,513)	335,973	389,821	(53,848)

Revenue 2021 vs 2020

Shopping Malls. Revenues from the Shopping Malls segment decreased by 40.1% from ARS 14,569 million during the fiscal year ended June 30, 2020, to ARS 8,727 million during the fiscal year ended June 30, 2021. Such fall is mainly attributable to the closing of the Shopping Malls as a consequence of the COVID 19 pandemic, which had  an impact in the fiscal year 2021, generating: (i) a decrease of ARS 3,809 million in base rent revenue; (ii) a decrease of ARS 1,283 million in revenue contingent rent; (iii) an ARS 930 million decrease in revenue from admission rights; (iv) an ARS 669 million decrease in revenue from parking; partially offset by (v) an ARS 813 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 21.6% from ARS 5,616 million during the fiscal year ended June 30, 2020, to ARS 4,401 million during the fiscal year ended June 30, 2021. This variation is mainly explained by a decrease in revenue from leases by 22.8%, from ARS 5,567 million during the fiscal year ended June 30, 2020 to ARS 4,299 million during the fiscal year ended June 30, 2021, mainly as a result of less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during the fiscal year ended June 30, 2021.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 37.2% decrease from ARS 2,025 million during the fiscal year ended June 30, 2020, to ARS 1,271 million during the fiscal year ended June 30, 2021. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by us over time.

Hotels. Revenues from our Hotels segment decreased by 69.7% from ARS 4,978 million during the fiscal year ended June 30, 2020, to ARS 1,510 million during the fiscal year ended June 30, 2021, mainly due to a decrease in revenue as a result of the fall in the tourist industry during this period because of COVID 19.

Others. Revenues from the Others segment increased by 174.8% from ARS 246 million during the fiscal year ended June 30, 2020, to ARS 676 million during the fiscal year ended June 30, 2021, mainly due to the sale of Stowe House in USD 3.45 million, generating a profit of USD 0.3 million.

Costs 2021 vs 2020

Shopping Malls. Costs associated with the Shopping Malls segment increased by 1.9%, from ARS 1,401 million during the fiscal year ended June 30, 2020, to ARS 1,428 million during the fiscal year ended June 30, 2021, mainly due to: (i) an increase in leases and expenses of ARS 232 million and (ii) an increase in taxes, rates and contributions of ARS 39 million; partially offset by: (iii) a decrease in maintenance expenses of ARS 230 million and (iv) an ARS 21 million decrease in fees and compensation services. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 9.6% during the fiscal year ended June 30, 2020, to 16.4% during the fiscal year ended June 30, 2021.

Offices. Costs associated with the Offices segment increased by 22.9%, from ARS 192 million during the fiscal year ended June 30, 2020, to ARS 236 million during the fiscal year ended June 30, 2021, mainly due to (i) an increase of ARS 16 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in maintenance cost of ARS 10 million; (iii) an increase in leases and expenses of ARS 9 million; and (iv) an ARS 4 million increase in fees and compensation services. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, increased from 3.4% during the fiscal year ended June 30, 2020, to 5.4% during the fiscal year ended June 30, 2021.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 24.4% decrease from ARS 1,825 million during the fiscal year ended June 30, 2020, to ARS 1,379 million during the fiscal year ended June 30, 2021 mainly due to (i) a decrease of ARS 241 million in the cost of sale of goods and services; (ii) an ARS 136 million decrease in fees and compensation services; (iii) a decrease in maintenance expenses of ARS 33 million; and (iv) a decrease in taxes, rates and contributions of ARS 17 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 90.1% during the fiscal year ended June 30, 2020, to 108.5% during the fiscal year ended June 30, 2021.

Hotels. Costs in the Hotels segment decreased by 43.1%, from ARS 3,066 million during the fiscal year ended June 30, 2020, to ARS 1,746 million during the fiscal year ended June 30, 2021, mainly as a result of (i) an ARS 564 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 392 million decrease in maintenance, repair, and services; (iii) an ARS 163 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 112 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 61.6% during the fiscal year ended June 30, 2020, to 115.6% during the fiscal year ended June 30, 2021.

Others. Costs in the Others segment increased by 263.5%, from ARS 241 million during the fiscal year ended June 30, 2020, to ARS 876 million during the fiscal year ended June 30, 2021, mainly as a result of an increase in cost of selling properties of ARS 502 million due to the sale of Stowe House and also an increase in fees and payments for services and an increase in charge salaries, social security costs and other personnel administrative expenses related to the development and implementation of Appa Shops.

Gross profit 2021 vs 2020

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 44.6%, from a profit of ARS 13,168 million during the fiscal year ended June 30, 2020, to an ARS 7,299 million profit million during the fiscal year ended June 30, 2021, mainly as a result of a decrease in total sales of our leases in real terms, thus resulting in lower percentage rentals under our lease agreements attributable to COVID-19. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, decreased from 90.4% positive during the fiscal year ended June 30, 2020, to 83.6% positive during the fiscal year ended June 30, 2021.

Offices. Gross profit from the Offices segment decreased by 23.2%, from a profit of ARS 5,424 million during the fiscal year ended June 30, 2020, to an ARS 4,165 million profit million during the fiscal year ended June 30, 2021. Gross profit from the Offices segment, measured as percentage of revenues from this segment, decreased from 96.6% positive during the fiscal year ended June 30, 2020, to 94.6% positive during the fiscal year ended June 30, 2021.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment decreased by 154.0%, from a profit of ARS 200 million during the fiscal year ended June 30, 2020, to an ARS 108 million loss during the fiscal year ended June 30, 2021. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 9.9% positive during the fiscal year ended June 30, 2020, to 8.5% negative during the fiscal year ended June 30, 2021.

Hotels. Gross profit / (loss) from the Hotels segment decreased by 112.3%, from a profit of ARS 1,912 million during the fiscal year ended June 30, 2020, to an ARS 236 million loss during the fiscal year ended June 30, 2021. Gross profit / (loss) from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 38.4% positive during the fiscal year ended June 30, 2020, to 15.6% negative during the fiscal year ended June 30, 2021.

Others. Gross profit / (loss) from the Others segment decreased by 4,100.0%, from a profit of ARS 5 million during the fiscal year ended June 30, 2020, to an ARS 200 million loss during the fiscal year ended June 30, 2021. Gross profit / (loss) from the Others segment, measured as a percentage of revenues from this segment, decreased from 2.0% positive during the fiscal year ended June 30, 2020, to 29.6% negative during the fiscal year ended June 30, 2021.

Net gain (loss) from fair value adjustment of investment properties 2021 vs 2020

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, decreased by ARS 95,822 million, from a net profit of ARS 83,080 million during the fiscal year ended June 30, 2020, to a net loss of ARS 12,742 million during the fiscal year ended June 30, 2021.

For the period ended June 30, 2021, the net gain / (loss) from fair value adjustment of investment properties was a loss of ARS 12,542 million (an ARS 33,349 million loss from our Shopping Malls segment; an ARS 9,088 million gain from our Offices segment; an ARS 11,658 million gain from our Sales and Developments segment and an ARS 61 million gain from our Others segment).

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

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, the Company has valued its office buildings in pesos at the end of the fiscal year considering the situation described above, but such increase in valuation was partially offset by the inflation adjustment during the fiscal year, as a result we recognized a gain of ARS 9,088 million with respect to the values previously recorded.

General and administrative expenses 2021 vs 2020

Shopping Malls. Administrative expenses  of Shopping Malls increased by 14.9%, from ARS 2,044 million during the fiscal year ended June 30, 2020, to ARS 2,348 million during the fiscal year ended June 30, 2021, mainly due to: (i) an increase of ARS 286 million in fees payable to directors; (ii) an increase of ARS 124 million in salaries, social security charges and other personnel administrative expenses; (iii) an increase in maintenance expenses of ARS 25 million; (iv) an increase of ARS 15 million in taxes, rates and contributions; partially offset by: (v) a decrease of ARS 99 million in fees and compensation for services. Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 14.0% during the fiscal year ended June 30, 2020, to 26.9% during the fiscal year ended June 30, 2021.

Offices. The general and administrative expenses of our Offices segment increased by 14.0%, from ARS 601 million during the fiscal year ended June 30, 2020, to ARS 685 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an increase in fees payable to directors of ARS 75 million; (ii) an increase of ARS 32 million in salaries, social security charges and other personnel administrative expenses; partially offset by (iii) a decrease in fees and compensation for services of ARS 27 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 10.7% during the fiscal year ended June 30, 2020, to 15.6% during the fiscal year ended June 30, 2021.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 4.4%, from ARS 1,217 million during the fiscal year ended June 30, 2020, to ARS 1,164 million during the fiscal year ended June 30, 2021. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 60.1% during the fiscal year ended June 30, 2020, to 91.6% during the fiscal year ended June 30, 2021.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 22.1%, from ARS 897 million during the fiscal year ended June 30, 2020, to ARS 699 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 70 million decrease in salaries, social security and other personnel administrative expenses; (ii) an ARS 53 million decrease in maintenance, security, cleaning, repairs and related expenses; (iii) an ARS 34 million decrease in taxes, rates and contributions; and (iv) an ARS 26 million decrease in fees and compensation for services. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 18.0% during the fiscal year ended June 30, 2020, to 46.3% during the fiscal year ended June 30, 2021.

Others. General and administrative expenses associated with our Others segment decreased by 80.1%, from ARS 768 million during the fiscal year ended June 30, 2020, to ARS 153 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 356 million in fees and compensation for services; (ii) an ARS 172 million decrease in salaries, social security and other personnel administrative expenses; and (iii) a decrease of ARS 81 million in maintenance, repairs and services.

Selling expenses 2021 vs 2020

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 57.7%, from ARS 1,751 million during the fiscal year ended June 30, 2020, to ARS 740 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease in the charge of taxes, rates and contributions of ARS 470 million; ii) a decrease in the charge of doubtful accounts of ARS 458 million; and iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 47 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 12.0% during the fiscal year ended June 30, 2020, to 8.5% during the fiscal year ended June 30, 2021.

Offices. Selling expenses associated with our Offices segment increased by 65.9%, from ARS 185 million during the fiscal year ended June 30, 2020, to ARS 307 million during the fiscal year ended June 30, 2021. Such variation was mainly generated as a result of: (i) an ARS 97 million increase in the charge of taxes, rates and contributions; (ii) an increase in the charge of doubtful accounts of ARS 26 million, partially offset by (ii) an ARS 5 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 3.3% during the fiscal year ended June 30, 2020, to 7.0% during the fiscal year ended June 30, 2021.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 128.1%, from ARS 502 million during the fiscal year ended June 30, 2020, to ARS 1,145 million during the fiscal year ended June 30, 2021. Such variation was mainly generated by: (i) an ARS 388 million increase in fees and compensation; and (ii) an ARS 295 million increase in taxes, rates and contributions, both charges related to the sale of Bouchard Building and sale of floors in Boston Tower; partially offset by: (iii) a decrease of ARS 17 million in the charge of publicity, advertising and other commercial expenses, and, (iv) a decrease of ARS 8 million in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 24.8% during the fiscal year ended June 30, 2020, to 90.1% during the fiscal year ended June 30, 2021.

Hotels. Selling expenses associated with our Hotels segment decreased by 59.2%, from ARS 566 million during the fiscal year ended June 30, 2020, to ARS 231 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) an ARS 157 million decrease in taxes, rates and contributions; (ii) an ARS 54 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 41 million decrease in publicity, advertising and other commercial expenses; and (iv) an ARS 40 million decrease in fees and compensation for services. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 11.4% during the fiscal year ended June 30, 2020, to 15.3% during the fiscal year ended June 30, 2021.

Others. Selling expenses associated with our Others segment increased by 116.0%, from ARS 25 million during the fiscal year ended June 30, 2020, to ARS 54 million during the fiscal year ended June 30, 2021. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 10.2% during the fiscal year ended June 30, 2020, to 8.0% during the fiscal year ended June 30, 2021.

Other operating results, net 2021 vs 2020

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 592.9%, from a net profit of ARS 42 million during the fiscal year ended June 30, 2020, to a net loss of ARS 207 million during the fiscal year ended June 30, 2021, mainly as a result of: (i) a decrease of ARS 262 million in interest generated by operating credits, (ii) a decrease of ARS 25 million in management fees, partially offset by; (iii) a decrease of ARS 26 million in donations; and (iv) a decrease of ARS 22 million in the loss for lawsuits. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 0.3% positive during the fiscal year ended June 30, 2020, to 2.4% negative during the fiscal year ended June 30, 2021.

Offices. Other operating results, net associated with our Offices segment increased by 60.0%, from a net loss of ARS 20 million during the fiscal year ended June 30, 2020, to a net loss of ARS 8 million during the fiscal year ended June 30, 2021, mainly as a consequence of (i) a decrease of ARS 7 million in donations; and (ii) a decrease of ARS 3 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.4% negative during the fiscal year ended June 30, 2020, to 0.2% negative during the fiscal year ended June 30, 2021.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 92.8%, from a net loss of ARS 111,0 million during the fiscal year ended June 30, 2020, to a net loss of ARS 8 million during the fiscal year ended June 30, 2021, mainly due to (i) a decrease of ARS 77 million in the loss for lawsuits; partially offset by: (ii) a decrease of ARS 20 million in interest and discount generated by operating credits and (iii) an increase of ARS 14 million in donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 5.5% negative during the fiscal year ended June 30, 2020, to 0.6% negative during the fiscal year ended June 30, 2021.

Hotels Other operating results, net associated with the Hotels segment increased by 59.2%, from a net loss of ARS 49 million during the fiscal year ended June 30, 2020, to a net loss of ARS 20 million during the fiscal year ended June 30, 2021, mainly due to lower charges from lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.0% negative during the fiscal year ended June 30, 2020, to 1.3% negative during the fiscal year ended June 30, 2021.

Others. Other operating results, net associated with the Others segment decreased by 107.8%, from a net profit of ARS 167 million during the fiscal year ended June 30, 2020, to a net loss of ARS 13 million during the fiscal year ended June 30, 2021, mainly due to lack of income of fee charged to La Rural S.A. during the fiscal year ended June 30, 2021. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 67.9% positive during the fiscal year ended June 30, 2020, to 1.9% negative during the fiscal year ended June 30, 2021.

Operating results 2021 vs 2020

Shopping Malls. Operating results associated with the Shopping Malls segment decreased from a profit of ARS 4,230 million during the fiscal year ended June 30, 2020, to a loss of ARS 29,345 million during the fiscal year ended June 30, 2021.

Offices. Operating results associated with our Offices segment decreased by 79.4%, from a net profit of ARS 59,373 million during the fiscal year ended June 30, 2020, to a net profit of ARS 12,253 million during the fiscal year ended June 30, 2021. Such variation was mainly due to an ARS 45,667 million decrease in the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segment, decreased from 1,057.2% positive during the fiscal year ended June 30, 2020, to 278.4% positive during the fiscal year ended June 30, 2021.

Sales and Developments. Operating results associated with our Sales and Developments segment decreased by 71.9%, from a net profit of ARS 32,865 million during the fiscal year ended June 30, 2020, to a net profit of ARS 9,233 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the net gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 1,623.0% positive during the fiscal year ended June 30, 2020, to 726.4% positive during the fiscal year ended June 30, 2021.

Hotels. Operating results associated with the Hotels segment decreased by 396.5%, from a net profit of ARS 400 million during the fiscal year ended June 30, 2020, to a net loss of ARS 1,186 million during the fiscal year ended June 30, 2021. Such decrease is mainly due to the fact that revenue was significantly affected by a decline in the activity during the fiscal year ended June 30, 2021, attributable to the COVID-19 pandemic. Operating results associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 8.0% positive during the fiscal year ended June 30, 2020, to 78.5% negative during the fiscal year ended June 30, 2021.

Others. Operating results associated with the Others segment increased from a net loss of ARS 958 million during the fiscal year ended June 30, 2020, to a net loss of ARS 359 million during the fiscal year ended June 30, 2021. Such increase is mainly due to the increase in revenues and an increase in the net gain / (loss) from fair value adjustments of investment properties.

Share of profit / (loss) of associates and joint ventures 2021 vs 2020

The share of (loss) / profit of associates and joint ventures, according to the income statement, decreased by 140.4%, from a net profit of ARS 17,787 million during the fiscal year ended June 30, 2020 to a net loss of ARS 7,182 million during the fiscal year ended June 30, 2021, mainly due to the negative results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment) and Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 252.6% decrease, from a profit of ARS 420 million during the fiscal year ended June 30, 2020, to a loss of ARS 641 million during the fiscal year ended June 30, 2021, mainly due to results from the joint venture Quality Invest S.A., mainly explained by the income tax.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is recorded in this line, increased by ARS 26 million during the fiscal year ended June 30, 2021

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Other. The share of (loss) / profit of associates from the Others segment decreased by 137.5%, from a net profit of ARS 17,367 million during the fiscal year ended June 30, 2020, to a net loss of ARS 6,515 million during the fiscal year ended June 30, 2021, mainly as a result of the variation from our investments in New Lipstick by ARS 19,187 million negative and TGLT S.A. by ARS 3,264 million negative.

Financial results, net

The financial results went from a loss of ARS 29,902 million during the fiscal year ended June 30, 2020 to a profit of ARS 5,469 million during the fiscal year ended June 30, 2021. Such variation is mainly due to the variation of the exchange rate and the variation in fair value gain of financial assets and liabilities at fair value through profit or loss, net.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 16,505 million during the fiscal year ended June 30, 2020, to a loss of ARS 35,540 million during the fiscal year ended June 30, 2021.

(Loss) / profit for the year

As a result of the factors described above, the (loss) / profit for the year went from a profit of ARS 58,641 million (that includes a loss of ARS 8,112 for the effect of discontinued operations) during the fiscal year ended June 30, 2020, to a loss of ARS 61,641 million (that includes a loss of ARS 14,633 for the effect of discontinued operations) during the fiscal year ended June 30, 2021.

C. Liquidity and Capital Resources

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

As of June 30, 2022 we had a negative working capital of ARS 44,010 million (calculated as current assets less current liabilities as of that date).

On July 6, 2022, the company completed the exchange of its Series II Notes, for an aggregate principal amount of USD 238,985,000, which represents 66.38% of the outstanding aggregate principal amount of the Series II Notes. For more information see “Recent Developments – Exchange Offer – Series II Notes, originally issued by IRSA CP, for Series XIV”.

Also, on August 17, 2022, the Company sold and transferred one floor of the tower “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building. The transaction price was approximately USD 12.6 million (USD/sqm 10,600), which had already been paid. For more information see “Recent Developments – 200 Della Paolera tower floor sale”.

As of the same date, we had cash and cash equivalents for ARS 12,776 million, which represents the total of cash and cash equivalents at a consolidated level.

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, we lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for fiscal years ended June 30, 2021 and 2020.

The following table shows our cash flow for the fiscal years ended June 30, 2022, 2021 and 2020:

	Year ended June 30,
	2022	2021	2020
	million of ARS
Net cash generated from operating activities	12,677	2,389	76,630
Net cash generated from investing activities	11,195	110,455	112,306
Net cash used in financing activities	(13,663)	(79,234)	(199,697)
Net increase / (decrease) in cash and cash equivalents	10,209	33,610	(10,761)

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2022

Our operating activities for the fiscal year ended June 30, 2022 generated net cash inflows of ARS 12,677 million, mainly due to (i) operating income of ARS 12,560 million, (ii) an increase in trade and other payables of ARS 624 million, partially offset by (iii) ARS 492 million related to Income Tax paid.

Fiscal year ended June 30, 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 2,389 million, of which ARS 5,168 are originated in discontinued operations inflows and ARS 2,779 from continuing operations outflows, mainly due to (i) a decrease in trade and other payables of ARS 5,553 million, and (ii) a decrease in provisions of ARS 176 million, partially offset by (iii) an increase in trade and other receivables of ARS 2,483 million (iii) an operating income of ARS 452 million, and (vi) an increase in salaries and social security liabilities of ARS 87 million.

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 76,630 million, of which ARS 61,261 are originated in discontinued operations and ARS 15,369 from continuing operations, mainly due to (i) operating income of ARS 17,786 million, (ii) a decrease in trade and other receivables of ARS 4,680 million , partially offset by (iii) an increase in restricted assets of ARS 2,870 million (iv) a decrease in provisions of ARS 1,309 million, (v) a increase in trading properties of ARS 971 million, (vi) ARS 746 million related to Income Tax paid and (vii) a decrease in trade and other payables of ARS 735 million.

Investment activities

Fiscal year ended June 30, 2022

Our investing activities resulted in net cash inflows of ARS 11,195 million for the fiscal year ended June 30, 2022, mainly due to (i) ARS 25,977 million from sales of investment properties, (ii) ARS 10,501 from proceeds from disposal of investments in financial assets and (iii) ARS 3,586 million from dividends collected from associates and joint ventures, partially offset by (iv) ARS 22,871 million  used in the acquisition of investments in financial assets and (v) ARS 6,134 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2021

Our investing activities resulted in net cash inflows of ARS 110,455 million, comprised of ARS 72,347 million from discontinued activities inflows and ARS 38,108 million from continuing operations inflows for the fiscal year ended June 30, 2021, mainly due to (i) ARS 29,737 million from sales of investment properties and (ii) ARS 27,285 million from proceeds from disposal of investments in financial assets, partially offset by (iii) ARS 17,453 million  used in the acquisition of investments in financial assets and (iv) ARS 1,638 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash inflows of ARS 112,306 million, comprised of ARS 100,302 million discontinued activities inflows and ARS 12,004 million from continuing operations inflows for the fiscal year ended June 30, 2020, mainly due to (i) ARS 49,472 million proceeds from disposal of investments in financial assets, (ii) ARS 12,195 million proceeds of derivative financial instruments, and (iii) ARS 4,434 million proceeds from loans granted, partially offset by (iv) ARS 37,955 million used in the acquisition of investments in financial assets, (v) ARS 6,654 million used for contributions and issuance of capital in associates and joint ventures (vi) ARS 9,058 million used in the acquisitions and improvements of investment properties, (vii) ARS 621 million used in the acquisition and improvements of property, plant and equipment.

Financing activities

Fiscal year ended June 30, 2022

Our financing activities for the fiscal year ended June 30, 2022 resulted in net cash outflows of ARS 13,663 million, mainly due to (i) the payment of loans and principal on notes of ARS 10,926 million, (ii) the payment of interest on short-term and long-term debt of ARS 8,186 million, (iii) ARS 1,726 million from the repurchase of non-convertible notes and (iv) the payment of short term loans of ARS 999 million, partially offset by (v) an increase in borrowings and issuance of non-convertible notes for ARS 4,877 million and (vi) ARS 4,252 million from sales of non-convertible notes in portfolio

Fiscal year ended June 30, 2021

Our financing activities for the fiscal year ended June 30, 2021 resulted in net cash outflows of ARS 79,234 million, of which ARS 29,784 million derive from discontinued operations and ARS 49,450 million derive from continuing activities, mainly due to (i) the payment of borrowings and non-convertible notes of ARS 65,278 million, (ii) the payment of interest on short-term and long-term debt of ARS 13,484 million, (iii) ARS 8,412 million used in the repurchase of non-convertible notes, and (iv) ARS 4,242 million from dividends paid to non-controlling interest in subsidiaries, partially offset by (v) an increase in borrowings and issuance of non-convertible notes for ARS 15,354 million, (vi) ARS 11,574 million from sales of non-convertible notes in portfolio, (vii) ARS 8,409 million from collections of short term loans and (viii) ARS 6,776 million from issuance of shares.

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 199,697 million, of which ARS 173,386 derive from discontinued operations and ARS 26,311 derive from continuing activities, mainly due to (i) the payment of borrowings and non-convertible notes of ARS 66,463 million; (ii) the payment of interest on short-term and long-term debt of ARS 13,296 million, and (iii) ARS 5,003 million used in the repurchase of non-convertible notes, partially offset by (iv) an increase in borrowings and issuance of non-convertible notes for ARS 54,398 million.

Capital expenditures

Fiscal year ended June 30, 2022

During the fiscal year ended June 30, 2022, we invested ARS 9,751 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 335 million, primarily i) ARS 11 million in buildings and facilities, ii) ARS 53 million in machinery and equipment and others, iii) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 11 million, ARS 253 million and ARS 7 million, respectively); (b) improvements in our rental properties for ARS 2,791 million; (c) the development of properties for ARS 6,625 million.

Fiscal year ended June 30, 2021

During the fiscal year ended June 30, 2021, we invested ARS 4,414 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,715 million, primarily i) ARS 259 million in buildings and facilities, ii) ARS 953 million in communication networks, iii) ARS 1,341 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 13 million, ARS 33 million and ARS 26 million, respectively) and v) ARS 90 million in agricultural establishments; (b) improvements in our rental properties for ARS 1,699 million, out of which ARS 1,609 million derive from our Operations Center in Argentina and ARS 90 million derive from the Operations Center in Israel.

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, we invested ARS 27,415 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 13,969 million, primarily i) ARS 817 million in buildings and facilities, ii) ARS 8,416 million in communication networks, iii) ARS 4,354 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 34 million, ARS 151 million and ARS 108 million, respectively) and v) ARS 89 million in agricultural establishments; (b) improvements in our rental properties of ARS 6,651 million, out of which ARS 4,695 million derive from our Operations Center in Argentina and ARS 1,956 million derive from the Operations Center in Israel; (c) the development of properties for ARS 6,795 million.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2022:

Total
(in million of ARS)
Less than 1 year	61,682
More than 1 and up to 2 years	10,470
More than 2 and up to 3 years	2,150
More than 3 and up to 4 years	115
More than 4 and up to 5 years	317
Total	74,734

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2022:

Description	Currency	Annual Average Interest Rate	Face value	Book value
			(in million of the corresponding currency of the debt)	(in million of ARS)
IRSA’s 2023 Notes – Series I	USD	10.00%	3	389
IRSA’s 2023 Notes – Series II (1)	USD	8.75%	351	44,863
IRSA’s 2023 Notes – Series VIII	USD	10.00%	18	2,364
IRSA’s 2023 Notes – Series IX	USD	10.00%	56	7,339
IRSA’s 2024 Notes – Series XI	USD	5.00%	13	1,583
IRSA’s 2024 Notes – Series XII (2)	UVA	4.00%	44	5,935
IRSA’s 2024 Notes – Series XIII	USD	3.90%	30	3,743
Loans with non-controlling interests	USD	5.0%	1	215
Bank loans	USD	Libor + 1.90%	8	1,012
AABE Debt	ARS	Libor	373	405
Others	USD/ARS	N/A	—	1,015
Bank overdrafts	ARS	Float	—	5,871
Total				74,734

 ___________________

(1)

Originally issued by IRSA CP. On May 16, 2022, we announced the exchange offer of Series II Notes for Series XIV Notes (for more information see “Series XIV Notes (Exchange of Series II Notes))”, in order to carry out the refinancing of Series II Notes. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000.

(2)	Series XII denominated in UVA and payable in ARS.

Series II Notes (originally issued by IRSA Propiedades Comerciales S.A.)

On March 23, 2016, Series II Notes were issued in an aggregate principal amount of USD 360 million, under New York Law. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issuance price was 98.722% of the nominal value.

Likewise, as a result of the merger between IRSA and IRSA CP, on May 16, 2022, IRSA signed an amendment of the indenture for Series II, where IRSA expressly assumes the obligations under the Series II.

As a consequence of the regulations established by the Central Bank, and once the corresponding authorizations were obtained, on May 16, 2022, we announced the exchange offer of Series II Notes for Series XIV Notes (for more information see “Series XIV Notes (Exchange of Series II Notes)”), in order to carry out the refinancing of Series II Notes.

On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued and the Series II Notes were partially canceled, with the outstanding principal amount being USD 121,015,000.

Series II Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting IRSA’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

(a)	no Event of Default shall have occurred and be continuing;

(b)	IRSA may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

I	and the aggregate amount of such dividend exceeds the sum of:

(i)

100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

(ii)

any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

Series I Notes

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

As a consequence of the restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

The exchange offer ended on November 10, 2020 with an acceptance of 98.31%, so the percentage to change essential conditions of Series I was reached. On November 12, 2020, IRSA canceled Nominal Value of USD 178,458,188 of Series I Notes, after the cancellation the outstanding principal amount is USD 3,060,519, as was mentioned, expiration date was changed, among others modifications, until March 1, 2023 (for more information see “Series VIII and IX”).

Series VIII and IX Notes

On November 12, 2020, the company carried out an exchange offer of its Series I Notes, for a face value of USD 181.5 million.

Face Value of Series I Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

As a result of the exchange, Series VIII and IX Notes were issued, which are described below:

•

Series VIII: denominated and payable in U.S. Dollars for USD 31.7 million at a fixed rate of 10.0%, with quarterly payments. The principal payment will be in three installments of the capital: 33% on November 12, 2021, 33% on November 12, 2022, and 34% on November 12, 2023. The issuance price was 100.0% of the face value.

•

Series IX: denominated and payable in U.S. Dollars for USD 80.7 million (includes USD 6,505,560 that were subscribed in cash) at a fixed rate of 10.0%, with quarterly payments. The principal payment will be in one installment on March 1, 2023. The issuance price was 100.0% of the face value.

Also, considering that consent has been obtained for an amount greater than 90% of the capital of the Series I Notes, the Company has modified and replaced the following essential and non-essential terms and conditions of the Series I Note.

By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of “Certain Commitments” and “Events of Default” is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes. Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced: (i) Expiration Date: It will be March 1, 2023, and (ii) Interest Payment Dates: will be the same dates reported for Series IX in the Notice of Results.

Series X, XI and XII Notes

On March 31, 2021, the company issued in the local market a total amount of USD 65.5 million through the following Notes:

•	Series X: denominated and payable in pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. Price of issuance was 100.0% of the nominal value. The principal was paid on March 31, 2022.

•	Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding prospectus supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the face value (IRR 5.6%).

•

Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

The proceeds have been used to refinance short-term liabilities and working capital.

On March 31, 2022, Series X denominated in pesos was fully canceled.

Series XIII

On August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

•

Series XIII: denominated in U.S. Dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024; and the third for 50% of the nominal value on August 26, 2024. Price of issuance was 100.0% of the nominal value.

The proceeds will be used to refinance short-term liabilities.

Series XIV Notes (Exchange of Series II Notes)

As consequence of the regulations established by the Central Bank, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA Propiedades Comerciales S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000.

The exchange offered two alternatives:

– Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 in cash and USD 514.42 in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

– Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

Series XIV Notes due 2028 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series XIV Notes contain financial covenants limiting IRSA’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

(a)	no Event of Default shall have occurred and be continuing;

(b)	IRSA may incur at least USD 1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

(c)	and the aggregate amount of such dividend exceeds the sum of:

(i)

100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2020 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

(ii)

any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

For more information related to exchange controls see “Item 10. Additional Information—D. Exchange Controls”.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to grow 3.2% in 2022. As with the July 2022 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. Several shocks have hit a world economy already weakened by the pandemic: higher-than-expected inflation worldwide––especially in the United States and major European economies––triggering tighter financial conditions; a worse-than-anticipated slowdown in China, reflecting COVID- 19 outbreaks and lockdowns; and further negative spillovers from the war in Ukraine. Nevertheless, the baseline forecast assumed; a reduction in household purchasing power, due to a slower growth than expected, and tighter monetary policy drove a downward in the United States. In China, further lockdowns and the deepening real estate crisis have led growth to be revised down, with major global spillovers. And in Europe, significant downgrades reflect spillovers from the war in Ukraine and tighter monetary policy. Global inflation has been revised up due to food and energy prices as well as lingering supply-demand imbalances and is anticipated to reach 6.6 percent in advanced economies and 9.5 percent in emerging market and developing economies this year. In 2023, disinflationary monetary policy is expected to bite, with global output growing by just 2.9 percent.

The dollar’s appreciation in 2022—by about 5 percent in nominal effective terms as of June compared with December 2021 ––is also likely to have slowed world trade growth, considering the dollar’s dominant role in trade invoicing as well as negative financial balance sheet effects on demand and imports in countries with dollar-denominated liabilities.

On the other hand, Tighter financial conditions trigger debt distress in emerging market and developing economies. As advanced economy central banks raise interest rates to fight inflation, financial conditions worldwide will continue to tighten. The resulting increase in borrowing costs will, without correspondingly tighter domestic monetary policies, put pressure on international reserves and cause depreciation versus the dollar, inducing balance sheet valuation losses among economies with dollar-denominated net liabilities. Such challenges will come at a time when government financial positions in many countries are already stretched, implying less room for fiscal policy support, with 60 percent of low income countries in or at high risk of government debt distress (debt restructuring or accumulation of arrears)––up from about one-fifth a decade ago. Widespread capital flight from emerging market and developing economies could amplify this risk.

Argentine macroeconomic context

Shopping malls sales reached a total ARS 57,994.6 million in June 2022, which represents a 266.9% increase as compared to June 2021. Accumulated sales for the first six months, represent a 185.7% in current terms and 70.9% increase in real terms as compared to the same period of 2021.

The INDEC reported that, for the eight months ended August 30, 2022, industrial activity in Argentina increased by 6.1% compared to the same period in 2021. The textile industry accumulated a 18.2% growth during the first eight months of 2022 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 31, 2021, increased by 5.6% compared to the same month in 2021.

Regarding the balance of payments, in the second quarter of 2022 the current account deficit reached USD 894 million, with USD 1,446 million allocated to the goods and services trade balance, and USD 2,904 million to the net primary deficit, and a surplus of USD 563 million to net secondary income.

During the second quarter of 2022, the financial account showed net outflow of USD 2,119 million, explained by the net acquisition of financial assets for USD 2,791 million, and net issuance of liabilities of USD 4,910 million. The sectors that have explained these outflows have been Central Bank for USD 1,283 million, offset by the net income of the Deposit-taking companies or USD 1,304 million, Government for USD 397 million and Other sectors for USD 1,701 million. The international reserves increased by USD 1,283 million during the second quarter of 2022.

In local financial markets, the Private Badlar rate in Pesos ranged from 34.13% to 50.63% in the period from July 2021 to June 2022, averaging 38.06% in June 2022 compared to 32.56% in June 2021. As of June 30, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 125.2300 pesos per USD 1.00. As of June 30, 2022, Argentina’s country risk increased by 832 basis points in year-on-year terms. The debt premium paid by Argentina was 2,428 basis points in June 2022, compared to 357 basis points paid by Brazil and 473 basis points paid by Mexico.

As of October 21, 2022, the Private Badlar rate in Pesos peaked at 69.125%. As of October 24, 2022, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 154.7400 pesos per USD 1.00. As of October 21, 2022, Argentina’s country risk increased by 993 basis points in year-on-year terms. The debt premium paid by Argentina was at 2,646 basis points as of October 13, 2022, compared to 267 basis points paid by Brazil and 448 basis points paid by Mexico as of that same date.

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

Evolution of Shopping Malls in Argentina

In August 2022, the Consumer Confidence Index (CCI) showed a 6.6% increase compared to July 2022, and a 6.8% decrease compared to August 2021. Shopping mall sales increased 266,9% in the fiscal 2022 compared to fiscal 2021. Accumulated sales for the first six months, represent a 185.7% in current terms and 70.9% increase in real terms as compared to the same period of 2021.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by COVID19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2022 closes with a vacancy in the order of 18.8% regarding the premium market of the City of Buenos Aires, slightly decreasing when compared to the previous quarter. Rental prices did not undergo major changes during the second quarter of the year 2022. Category A+ properties have an average price of 24.4 USD/sqm and class A properties of 19.3 USD/sqm. Regarding the average price per submarket, Catalinas and Norte CABA reflect the highest with records of 27.9 USD/sqm and 26.6 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, in June 2022, overnight stays at hotel and para-hotel establishments were estimated at 2.87 million, 355.8% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 295.4% and 3,135.9%, respectively. Total travelers who stayed at hotels during June 2022 were 1.28 million, a 346.7% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 293.3% and 3,121.5%, respectively. The Room Occupancy Rate in June 2022 was 40.7%, compared to a 15.7% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 31.0%, compared to a 10.8% of the same month the previous year.

E. Critical Accounting Estimates

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the Argentine General Corporation Law, corporations are managed by a board of directors elected at a shareholders’ meeting. Pursuant to section 59 of the Argentine General Corporation Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused to these parties by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine General Corporation Law. The following concepts are considered an integral part of a director’s duty of loyalty: (i) the prohibition to use the company’s assets and confidential information for private purposes; (ii) the prohibition to take advantage of, or allow others to take advantage, by action or omission, of the company’s business opportunities; (iii) the obligation to exercise their powers only for the purposes set forth by law, the bylaws of the company, or the resolutions of the shareholders or the board of directors; (iv) the obligation to act diligently in the preparation and disclosure of the information provided to the market and to ensure the independence of the company’s external auditors; and (v) the obligation to look after the company’s best interests, so that the actions of the board of directors are not contrary, directly or indirectly, to those interests. In accordance with the Argentine General Corporation Law, specific functions may be assigned to a director by statute or a resolution of the general shareholders’ meeting. In such cases, the attribution of responsibility will be based on individual performance, provided that the assignment of specific functions had been registered in the Public Registry. Under the Argentine General Corporation Law, directors cannot perform activities in competition with the company without the express authorization of the shareholders’ meeting. Directors must inform the board and the supervisory committee about any conflict of interest they may have regarding a proposed transaction, and must abstain from voting on such matter.

A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises. Except in the event of a mandatory liquidation or bankruptcy, a director’s performance approved by the company’s shareholders releases such director of any liability for his performance, unless shareholders representing 5% or more of the company’s capital stock object to that approval, or the decision is taken in violation of the applicable laws or the company’s by-laws. The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting requests that action. If the company doesn’t initiate a legal claim within three (3) months since the shareholders resolution was approved, any shareholder will be entitled to file the claim on the company’s behalf.

Under the Argentine General Corporation Law, the board of directors is in charge of the management of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Corporation Law, our by-laws and other applicable regulations. Furthermore, our board of directors is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. Under the Argentine General Corporation Law, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors, and they have no other duties or responsibilities as alternate directors.

Our bylaws provide that our board of directors will consist of a minimum of six and a maximum of fifteen regular directors and the same or fewer number of alternate directors. Our directors are elected for three-fiscal year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be re-elected indefinitely.

As of the date of this Annual Report, our board of directors is composed of twelve regular directors and four alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows the composition of our board or directors:

Name	Date of Birth	Position	Year Last Appointed	Term Expiration	Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2021	2024	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2021	2024	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2019	2022	2001
Fernando Adrián Elsztain	01/04/1961	Director	2020	2023	1999
David Williams(*)(1)(2)	12/07/1955	Director	2022	2022	2022
Mauricio E. Wior	10/23/1956	Director	2021	2024	2006
Daniel Ricardo Elsztain	12/22/1972	Director	2020	2023	2007
Maria Julia Bearzi(*)	11/15/1975	Director	2019	2022	2019
Demian Brener(*)	06/20/1990	Director	2019	2022	2019
Oscar Pedro Bergotto(*)	07/19/1943	Director	2019	2022	2019
Liliana L. De Nadai(*)(1)	01/11/1959	Director	2019	2022	2019
Ben Iosef Elsztain	01/16/1997	Director	2021	2024	2021
Gastón Armando Lernoud	06/04/1968	Alternate Director	2020	2023	2014
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2019	2022	2019
Iair Elsztain	03/05/1995	Alternate Director	2020	2023	2020

___________________

(*)	Independent directors.
(1)	Ms. Liliana L. De Nadai and Mr. David Williams were appointed by the ordinary and extraordinary general shareholders’ meeting held on December 12, 2019.
(2)

At a board of directors meeting held on January 31, 2022 it was resolved that Mr. David Williams, who was previously an alternate director of the Company appointed at the meeting held of December 12, 2019, would assume the position of director in replacement of Mr. Marcos Oscar Moisés Fischman until the expiration of the mandate, on June 30, 2022.

Our chairman Mr. Eduardo S. Elsztain is the father of Iair Elsztain and Ben Elsztain. Eduardo S. Elsztain is the brother of Vice-Chairman II Alejandro G. Elsztain and of director Daniel R. Elsztain, and a cousin of director Fernando A. Elsztain.

Set forth below are brief descriptions of the relevant background and experience of our directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of Cresud S.A.C.I.F. y A., Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman of Cresud, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain

. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II and CEO of Cresud, and Vice President of Fibesa S.A., Nuevas Fronteras S.A. and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company FYO and Agrofy. He is also the president of Fundación Hillel Argentina.

Fernando Adrián Elsztain. Mr. Fernando Adrián Elsztain holds an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Cresud, Hoteles Argentinos S.A.U. and Llao Llao Resorts S.A., and an alternate director of Puerto Retiro S.A.

David Williams. Mr. Williams holds a bachelor’s degree in business administration from Tufts University and a law degree from Georgetown University School of Law. He has focused on cross-border corporate transactions in Latin America for more than 25 years. He specializes in mergers and acquisitions, corporate and project finance, restructuring, corporate governance, and other complex corporate matters.

Mauricio Elías Wior. Mr. Wior holds bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University. Mr. Wior is currently a member of the board of directors of Banco Hipotecario S.A. and Chaiman in BHN Vida Sociedad de Inversión S.A. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL), American Chamber of Commerce in Argentina, and the Israeli Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka. He was also Director of GCDI S.A. (formerly TGLT S.A.), Chairman of Shufersal Israel and Vice Chairman of Cellcom Israel.

Daniel Ricardo Elsztain

. Mr. Daniel Ricardo Elsztain holds a degree in economic sciences from Universidad Torcuato Di Tella and a master’s degree in business administration from Universidad Austral IAE. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2011 and he has been the Company Executive Officer of IRSA Propiedades Comerciales S.A. He is also Chairman of Entertainment Holdings S.A., Entretenimiento Universal S.A., Boulevard Norte S.A. and Ogden Argentina S.A., as well as regular director of Nuevo Puerto Santa Fe S.A., and Panamerican Mall S.A., among other companies.

Maria Julia Bearzi. Ms. Bearzi holds a degree in business administration from the Universidad Nacional de La Plata. She has more than 15 years of experience working for entrepreneurial development at the Endeavor Foundation. She was responsible for institutional development and since 2016 she has been the Executive Director of this organization. In addition, for three years she was an associate professor of entrepreneurial development at the UMET (Universidad Metropolitana para la Educación y el Trabajo). She led the Entrepreneurship by Endeavor program at the Universidad Catolica Argentina and the UTDT Factory entrepreneurial training course at Universidad Torcuato Di Tella.

Demian Brener. Mr. Brener holds a degree in industrial engineering and completed studies at Instituto Tecnologico de Buenos Aires and Lund University, in Sweden. He is the co-founder and CEO of Zeppelin, a company focused on blockchain technology and security. His work has been featured in major publications, including Forbes and Bloomberg. He is also an Endeavor Entrepreneur, advisor to several technology companies, and a member of the Voltaire and Sandbox communities. He has worked in Quasar Ventures, a Venture Capital firm, and Despegar, the leading online travel agency in Latin America.

Oscar Pedro Bergotto. Mr. Bergotto has worked as auditor at the Banco de la Nación Argentina and CFO in Isaac Elsztain e Hijos SCA. Between 1987 and 2008 he worked as treasurer of IRSA Inversiones y Representaciones S.A.

Liliana De Nadai. Ms. De Nadai holds an accounting degree from the Universidad de Buenos Aires. Since 2003, she has advised various companies such as banks, accounting, tax and money laundering prevention consultants. Throughout her career, she has completed several professional practice courses at the Professional Council of Economic Sciences of the City of Buenos Aires.

Ben Iosef Elsztain. Mr. Ben Iosef Elsztain studied social media at ORT Technical School. He founded and was Commercial Manager of Torch Argentina until 2017. He worked for a year in search and selection of entrepreneurs for Endeavor Argentina. He is also a director of Soluciones de Seguridad Vial S.A. as representative of the Israeli Mobileye and a member of the board of directors of Turismocity, one of the largest travel buyers in Latin America.

Gastón Armando Lernoud. Mr. Lernoud holds a law degree from Universidad El Salvador and master’s degree in corporate law in Universidad de Palermo. He was a senior associate at Zang, Bergel & Viñes Law Firm until June 2002, when he was legal counsel Cresud as until August 2022.

Enrique Antonini. Mr. Antonini holds a law degree from the School of Law of Universidad de Buenos Aires. He has been a director of Banco Mariva S.A. since 1992 and alternate director of Mariva Bursátil S.A. since 2015. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. He is alternate director in Cresud.

Gabriel A. G. Reznik. Mr. Reznik holds a civil engineering degree from Universidad de Buenos Aires. He worked for us from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is a director of Banco Hipotecario and alternate director in Cresud.

Iair Elsztain. Mr. Elsztain is currently studying for a degree in industrial engineering at the UADE Faculty of Engineering. He previously served as general manager at Iaacob House Hostel, he is currently working on the Israel Startup Experience (ISE) Entrepreneurship Project, which offers travel for young people to Israel. He has also interned at Olive Tree Venture Capital (Tel Aviv), an investment fund dedicated to companies in the technology and healthcare industry.

Employment Contracts with certain members of our Board of Directors

Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Gustavo Elsztain and Fernando A. Elsztain are employed by us pursuant to Labor Contract Law No. 20,744. In addition, our alternate director Gastón Armando Lernoud provides services to us under a corporate services agreement. Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, and suspension and termination of the contract.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors and one alternate director, of which one is the Chairman, one is Vice-Chairman I and one is Vice-Chairman II of our board of directors. The current members of the executive committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain, Daniel Ricardo Elsztain and Fernando Elsztain, as regular members. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of our business pursuant to the authority delegated by our board of directors in accordance with applicable law and our bylaws. Pursuant to Section 269 of the Argentine General Corporation Law, the executive committee is only responsible for the management of the day-to-day business. Our bylaws authorize the executive committee to: designate the managers of our Company and establish the duties and compensation of such managers; grant and revoke powers of attorney on behalf of our Company; hire, discipline and fire personnel and determine wages, salaries and compensation of personnel; enter into contracts related to our business; manage our assets; enter into loan agreements for our business and establish liens to secure our obligations; and perform any other acts necessary to manage our day-to-day business.

Senior Management

Our board of directors appoints and removes senior management. The following table shows information regarding our senior management appointed by our board of directors:

Name	Date of Birth	Position	Position Held Since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Matías I. Gaivironsky	02/23/1976	Chief Administrative and Financial Officer	2011
Jorge Cruces	11/07/1966	Chief Investment Officer	2020
Arnaldo Jawerbaum	08/13/1966	Chief Operating Officer	2020

For the relevant background and experience of our senior management, see “Board of Directors” in this section. The following is a brief biographical description of our senior managers who are not part of our boards of directors:

Matías Iván Gaivironsky. Mr. Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at Tarshop, Cresud and the Company, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer.

Jorge Cruces. Mr. Cruces serves as Chief Investment Officer. He has been Manager of Urban Development at Banco Hipotecario S.A. He is a member of the Board of Directors of the Business Chamber of Urban Developers. He is also the Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an architect and graduated from the Universidad de Belgrano with a master’s degrees in Business Administration, with a focus on Finance and Strategic Administration.

Arnaldo Jawerbaum. Mr. Jawerbaum holds an architecture degree from Universidad de Belgrano. With a career of more than 20 years in the Company, he has served as Commercial Manager from 1997 to 2002, Marketing Manager in Fibesa S.A. from 2003 to 2017 and Chief Investment Officer from 2017 to 2020.

Supervisory Committee

The Argentine General Corporation Law and the Argentine Capital Market Law require any corporation that has made a public offering in Argentina, such as us, to have a supervisory committee (comisión fiscalizadora). Pursuant to the Argentine General Corporation Law, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as statutory auditors in an Argentine sociedad anónima.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the Argentine General Corporation Law, the applicable bylaws, regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the directors, executive committee, audit committee and shareholders; (iii) prepare an annual report concerning our financial condition and submit it to our shareholders at the ordinary annual meeting; (iv) provide certain information regarding the company, in response to the request of shareholders representing at least 2% of the capital stock; (v) call an extraordinary shareholders’ meeting when necessary, on its own initiative or at the request of the shareholders, or an ordinary one when our boards of directors fails to do so; (vi) supervise and monitor compliance with laws and regulations, the applicable bylaws and the shareholders’ resolutions; and (vii) investigate written complaints made by shareholders representing at least 2% of the capital stock.

In performing these functions, our supervisory committees do not control our operations or assess the merits of the decisions made by the directors. The duties and responsibilities of an alternate statutory auditor, when acting in the place of a statutory auditor on a temporary or permanent basis, are the same as those discussed above for statutory auditors. They have no other duties or responsibilities as alternate statutory auditors.

Our supervisory committee (comisión fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our bylaws and resolutions adopted at the shareholders’ meetings. The members of our supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-fiscal year term. Our supervisory committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine General Corporation Law must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting held on October 26, 2020.

Name	Date of Birth	Position	Term Expiration	Position Held Since
José D. Abelovich	07/20/1956	Member	2023	1992
Marcelo H. Fuxman	11/30/1955	Member	2023	1992
Noemí I. Cohn	05/20/1959	Member	2023	2010.
Roberto D. Murmis	04/07/1959	Alternate Member	2023	2005
Ariela Levy	08/07/1979	Alternate Member	2023	2020
Paula Sotelo	10/08/1971	Alternate Member	2023	2020

Set forth below are brief descriptions of the relevant background and experience of the members of our supervisory committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Pampa Energía SA, Hoteles Argentinos S.A.U. and Banco Hipotecario S.A., among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Inversora Bolívar and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, where she works in the auditor’s department. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Futuros y Opciones.com S.A. and Pan American Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of Cresud, among other companies.

Ariela Levy. Ms. Levy holds an accounting degree from the Universidad de Buenos Aires. She is director of the audit department of Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. She is a member of the Supervisory Committees of BACS Administradora de Activos S.A. SGF among others.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is Director of the audit department of Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and KPMG New York. She is a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Futuros y Opciones.Com S.A., FyO Acopio S.A., among others.

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

Audit Committee

In accordance with currently established by the Capital Market Law No. 26,831 (the “Argentine Capital Market Law”), its regulatory decree 1,023 and the CNV Rules the Board of Directors has an Audit Committee. The main function of this committee is to assist the Board of Directors in: (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, and disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) behavior and ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and competence of independent auditors, (vii) performance of our internal audit duties both by our Company and the external auditors and (viii) it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions.

In accordance with the provisions of the Argentine Capital Market Law, the CNV Rules and the applicable rules of the SEC, our Audit Committee is made up by three Board members who qualify as independent directors.

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

B. Compensation

Board of Directors

Under the Argentine General Corporation Law, if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the bylaws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Corporation Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

At our annual ordinary shareholders meeting held on October 21, 2021, the shareholders agreed to pay an aggregate compensation of ARS 100.1 million to all the members of the Board of Directors for the fiscal year ended June 30, 2021 and ARS 723,9 million to all the members of IRSA CP Board of Directors for the fiscal year ended June 30, 2021.

This compensation approved by the annual ordinary shareholders’ meeting pertains to IRSA Inversionesy Representaciones individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Boards of Directors accrued during the fiscal year ended June 30, 2021 and 2022 was ARS 1,386 million and ARS 1,316 million, respectively.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management for the fiscal year ended June 30, 2022 was ARS 329.0 million.

Supervisory Committee

The shareholders meeting held on October 21, 2021, approved by majority vote the payment of fees to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2021 for an aggregate amount of ARS 2.4 million.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to those received for their services as members of our Board of Directors.

Compensation Plan for Executive Management

We have a defined contribution plan covering the members of our management team. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre‑tax contributions to the Plan of up to 2.5% of their monthly salary, or the “Base Contributions”. Employee contributions are transferred to a mutual fund. Employee contributions are held in a mutual fund. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Participants or their assignees, as the case may be, may have access to 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; or

3.	death.

In case of resignation or unjustified termination, the beneficiary may redeem the amounts contributed by us only if the participant has participated in the Plan for at least five years. In case that the conditions are not met, the contributed funds remain at the participant’s disposal.

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

The Company has developed a medium and long term incentive and retention stock program for its management team and key employees under which share-based contributions (after tax and social contributions) were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.

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

While Executive Participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, Executive Participants will receive the economic rights corresponding to the shares assigned to them. In case that the conditions are not met, the contributed funds remain at the participant’s disposal.

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

D. Employees

As of June 30, 2022, we had 1,401 employees. Our employees of the segments our Shopping Mall, Offices, Sales and Developments and Other business had 651 employees with 260 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 750 employees, with 638 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2022	2021	2020
Shopping Malls, Offices, Sales and Developments and Other businesses (1)	651	629	807
Hotels (2)	750	652	701
Total	1,401	1,281	1,508

______________

(1)	Includes We are Appa S.A.
(2)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2022.

Share ownership
Name	Position	Number of Shares	Percentage	Number of Warrants (2)	Percentage fully diluted
Directors
Eduardo S. Elsztain (1)	Chairman	451,774,511	55.7%	50,512,505	56.4%
Saúl Zang	Vice-Chairman I	1,428,237	0.2%	68,795	0.2%
Alejandro G. Elsztain	Vice- Chairman II	7,931,612	1.0%	315,107	1.0%
Fernando A. Elsztain	Regular Director	—	—	—	—
David Williams	Regular Director	—	—	—	—
Mauricio E. Wior	Regular Director	—	—	—	—
Daniel R. Elsztain	Regular Director	333,280	0.0%	—	0.0%
Oscar Pedro Bergotto	Regular Director	—	—	—	—
Damian Brener	Regular Director	—	—	—	—
María Julia Bearzi	Regular Director	—	—	—	—
Liliana De Nadai	Regular Director	—	—	—	—
Ben Elsztain	Regular Director	—	—	—	—
Gaston A. Lernoud	Alternate Director	31,546	0.0%	27,778	0.0%
Enrique Antonini	Alternate Director	—	—	—	—
Gabriel A. G. Reznik	Alternate Director	—	—	—	—
Iair Elsztain	Alternate Director	1,114	0.0%	—	0.0%
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	192,562	0.0%	130,558	0.0%
Jorge Cruces	Chief Investment Officer	—	—	—	—
Arnaldo Jawerbaum	Chief Operating Officer	—	—	—	—
Supervisory Committee
José D. Abelovich	Member	—	—	—	—
Marcelo H. Fuxman	Member	—	—	—	—
Noemí I. Cohn	Member	—	—	—	—
Roberto D. Murmis	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—
Ariela Levy	Alternate member	—	—	—	—

 _________________

(1)

Includes (i) 431,737,584 common shares beneficially owned by Cresud and ii) 2,525,762 common shares owned by Helmir (iii) 8,932,830 common shares owned by Consultores Venture Capital Uruguay S.A., iv) 1,263,190 common shares owned by Consultores Asset Management S.A. and v) 7,315,145 common shares directly owned by Mr. Eduardo Elsztain.

(2)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares. As of June 30, 2022, the warrants outstanding common was 79,955,122 warrants outstanding.

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employee Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) Item 6 – B. Compensation – Capitalization Plan and (ii) Item 6 – B. Compensation –Incentive Program.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of June 30, 2022
Shareholder	Number of Shares	Percentage (2)	Number of Warrants	Percentage fully diluted
Cresud (1)	434,263,346	53.6%	49,644,626	54.3%
Directors and officers	27,429,516	3.4%	1,410,117	3.2%
ANSES	42,920,735	5.3%	3,781,213	5.2%
683 Capital Management (3)	48,879,150	6.0%	1,695,800	5.7%
Others (less than 5%)	257,386,806	31.7%	23,423,366	31.6%
Total	810,879,553	100.0%	79,955,122	100.0%

 _______________

(1)

Eduardo S. Elsztain is the beneficial owner of 216,884,083 common shares of Cresud, representing 36.6% of its total share capital, which include (i) 93,119,671 common shares beneficially owned by IFISA, 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 55.7% of our common shares by virtue of his investment in Cresud of 431,737,584 common shares, Consultores Venture Capital Uruguay S.A. of 8,932,830 common shares, Consultores Asset Management S.A. of 1,263,190, Helmir S.A. 2,525,762 common shares, and directly owned shares of 7,315,145. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the BYMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)	As of June 30, 2022, the number of outstanding common shares was 810,879,553 and 79,955,122 warrants outstanding. As of June 30, 2022, the company owns 5,749,704 treasury shares.
(3)	Ownership in IRSA according to the Form filed with the SEC.

Changes in Share Ownership

Shareholder (3)	June 30, 2022	June 30, 2021	June 30, 2020	June 30, 2019	June 30, 2018
	%
Cresud (1	53.6	62.1	62.1	62.1	63.4
Directors and officers (2)	3.4	1.6	1.4	1.5	0.2
ANSES	5.3	4.5	4.5	4.5	4.5
683 Capital Management (4)	6.0	1.8	1.6	1.5	0.8
Others	31.7	30.0	30.4	30.4	31.1
Total	100.0	100.0	100.0	100.0	100.0

 _____________

(1)

Eduardo S. Elsztain is the beneficial owner of 216,884,083 common shares of Cresud, representing 36.6% of its total share capital, which include (i) 93,119,671 common shares beneficially owned by IFISA, 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 55.7% of our common shares by virtue of his investment in Cresud of 431,737,584 common shares, Consultores Venture Capital Uruguay S.A. of 8,932,830 common shares, Consultores Asset Management S.A. of 1,263,190, Helmir S.A. 2,525,762 common shares, and directly owned shares of 7,315,145.

(2)	Includes only direct ownership of our directors and senior management.
(3)	As of June 30, 2022, the number of outstanding common shares was 810,879,553 and 79,955,122 warrants outstanding. As of June 30, 2022, the company owns 5,749,704 treasury shares.
(4)	Ownership in IRSA according to the Form filed with the SEC.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2022, our total issued capital stock outstanding consisted of 810,879,553 common shares. As of June 30, 2022, there were approximately 30,409,672 Global Depositary Shares (representing 304,096,720 of our common shares, or 37.5% of all or our outstanding common shares) held in the United States by approximately 43 registered holders.

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

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2022, there were approximately 9,077 holders of our common shares.

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

Offices and Shopping Mall Leases

Cresud rents office space for its executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA CP has owned. The offices of Eduardo S. Elsztain, the Chairman of our Board of Directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been rented to a company controlled by family members of Mr. Elsztain and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

In addition, Cresud, BACS Banco de Crédito y Securitización S.A. (“BACS”), BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A. rents offices owned by us in different buildings.

Furthermore, we also lease various stores, stands, storage space or advertising spaces in our shopping malls to third parties and related parties such as Banco Hipotecario S.A.

Lease agreements entered into with affiliates have included similar provisions and amounts to those included in agreements with unaffiliated third parties.

Agreement for the Exchange of Corporate Services with Cresud

Considering that each of Cresud and us have operations that overlap to a certain extent, our Board of Directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, we and Cresud entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended several times in line with evolving operating requirements. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

Annually, a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegated the review to an external consultant.

The operations described above allow Cresud and us to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at our subsidiaries, Nuevas Fronteras S.A. and Llao Llao Resorts S.A., all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

Hiring of GCDI S.A. (formerly TGLT S.A.)

We hired GCDI S.A. to carry out the completion work of the resistant reinforced concrete structure of the building called “Manzana 35 Torre 3”, in the City of Buenos Aires owned by us. The work includes the execution of preliminary works, removal of non-structural elements, reinforced concrete structure from the slab on the eleventh floor to the finish and channeling embedded electrical installations, for an estimated amount of ARS 64.7 million (base May 2021, with price adjustment according to variation in the Argentine Chamber of Construction Index), resulting in the best offer that was receive. The Audit Committee concluded that the reported conditions of the operation under treatment are reasonable considering those offered between independent parties, and consequently, it has no observations.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s Board of Directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); Mariana C. de Elsztain (Secretary), Oscar Marcos Barylka (Director) and Marcos Slipakoff (Treasurer). It finances its activities with donations from us, Cresud and other related companies.

On October 31, 1997, we entered into an agreement with Fundación IRSA, whereby 3,800 square meters of the developed area at Abasto Shopping Mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such space and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, we signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

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

Investment in Dolphin Fund Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, constituted under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by us and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01 without voting rights, with possibility of redemption on the last day of each month with prior notification by the investor, for an amount of USD 1.8 million. The focus of Class C is to invest in a Commodity super cycle.

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Purchases and sales of properties and hiring or provision of services

In the ordinary course of our business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise or contract or provide services from related parties, subject to our Audit Committee’s approval. Our Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction on an arms-length basis with unrelated parties. In addition, if our Audit Committee so requires, valuation reports by independent specialist third parties must be obtained or quotes from other service providers.

Investment in Dolphin Netherlands B.V.

We had invested in Dolphin Netherlands B.V. through our subsidiaries. Dolphin Fund Ltd is an investment fund controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands B.V. is incorporated in the Netherlands and is a subsidiary of Dolphin Fund Ltd.). Such investment was made in order to carry out our investment in IDBD. We agreed with Dolphin Netherlands B.V. not to pay any fee to Dolphin Fund Ltd related to this investment.

Loan between Tyrus S.A. and Yad Leviim Ltd.

On April 1, 2022, an extension was reported for a period of 2 years, of a loan granted by our subsidiary Tyrus S.A. to Yad Leviim Ltd., in a principal amount of USD 16.2 million at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2022, we had not established any reserve with respect of this contingency.

Currently Puerto Retiro S.A., has a plot of 8.3 hectares, which is affected by a zoning regulation defined as U.P. that prevents the property from being used for any purpose other than strictly port activities. The Company was involved in a bankruptcy extension lawsuit initiated by the Argentine government, to which the Board is totally alien.

In the context of the criminal case, the complaining party denounced Puerto Retiro S.A.’s failure to comply with the precautionary measure decreed at criminal headquarters consisting in the prohibition of innovating and contracting with respect to the property subject to civil action. Following this complaint, Tribunal Oral Federal No. 5 formed an incident and ordered and executed the closure of the property where the location contracts (a helipad and a mooring) were being fulfilled in order to enforce the above measure. As a result of this circumstance, it was learned that the proceedings were referred to the Criminal Court for the assignment of a court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements, there have been no further developments in this case.

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

On February 21, 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor. Notwithstanding the fact that it is not possible to ensure with certainty the result of the denied federal extraordinary appeal, filed before the CSJN by Tandanor and the National State, against the Cassation decision that resolved to confirm the statute of limitations exception of the related civil action With the claim for damages filed by both subjects against Puerto Retiro S.A., it is estimated that the possibility that the aforementioned complaint resource prospers and, consequently, the CSJN revokes the exception of prescription of the civil action for damages, it is low.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal complaint for appeal denied. On 04/22/2022, the Company was notified by certificate of the ruling issued by the Superior Court of Justice of the CABA (TSJ) in the records: “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Chamber of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on 02/14/2019 action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located, as the Chamber had ordered, is not appropriate, and instead the Company must allocate to the City a portion of land, in accordance with the provisions of article 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. This area may come totally or partially from the property in which the shopping center is in operation or, where appropriate, from land surrounding the area. In the event that the company cannot allocate the entire fraction of land, it must pay, after carrying out an expert opinion, the sum of money necessary for the Administration to proceed with the search for a property with the aim of complying with the purpose established during the term of the concession contract. Our legal advisors are analyzing the procedural steps to follow.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to IRSA’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA’s former subsidiary, IRSA CP, filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, Arcos del Gourmet S.A. filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. Recently, a judgment of first instance was issued, rejecting the legal action promoted by Arcos del Gourmet S.A. For this reason Arcos del Gourmet S.A. filed an appeal that has not been resolved as of the date of this Annual Report. Arcos del Gourmet S.A. also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this Annual Report, the “Distrito Arcos” shopping mall continues to operate normally.

In addition, we note that AABE filed an eviction proceeding against Arcos del Gourmet. On May 11, 2022, the Court of First Instance decreed the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This resolution has been appealed and is currently in the process of sentencing.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. For further information, see “Information on the Issuer – Description of the Business – Caballito Land-Ciudad de Buenos Aires”. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. For more information see “Legal Proceedings –Terreno Caballito – Ciudad de Buenos Aires”. As of the date hereof, the file is in the evidentiary stage.

Ex Ciudad Deportiva Boca - Convenio Urbanístico.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). As of the date of this Annual Report, the issue is to be resolved by Room IV of the “Contentious-Administrative, Tax and Consumer Relations” Chamber (Room IV).

Operations Center in Israel

As of the date of this Annual Report, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 2,062,000 of shares.

Legal proceedings relating to IDBD liquidation and the receivership over DIC shares

On September 25, 2020 the Court passed a judgment pursuant to which an order was awarded for the opening of proceedings against IDBD as well as an order for its liquidation. Pursuant to the judgment, a trustee was appointed to IDBD, and thereafter the Court appointed receivers for the DIC shares constituting approximately 82% of the issued share capital of DIC. As part of the receivership process, a group of purchasers led by Mega Or Ltd., purchased approx. 82% of DIC issued share capital (after such purchase was approved by the Court on November 20, 2020). Therefore, on November 23, 2020 all officers that were appointed by Dolphin BV resigned from their positions in DIC and its subsidiaries.

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

On December 24, 2020, and upon the insolvency’s court approval, IDBD’s trustee filed a motion to strike the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia,in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency.

On December 24, 2020, the court issued a judgment to strike the claim as requested.

On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

We have not been formally notified of the lawsuit and, with the information currently available, the Management of the Company and its legal advisors consider that there are legal arguments for an eventual defense.

Class action against IDBD, Dolphin IL and Eduardo Elsztain regarding the sale of DIC

On October 3, 2018, a motion was initiated by an applicant alleging to hold shares in DIC, against IDBD, Dolphin IL, and Mr. Eduardo Elsztain seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Concentration Law and the applicant is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million. In addition, and following its liquidation process, IDBD was removed from the claim by the applicant.

Since the motion was initiated, and as of the date of this Annual Report, the following milestones of the proceedings have taken place:

On March 3, 2019, a response to the motion initiated by the applicant was submitted by the respondents.

On March 4, 2019, the court decided to grant the Attorney General a 45 day in which to decide whether he would be taking part of the proceedings.

On June 26, 2019, the Attorney General’s stance was submitted, announcing that he will be taking part in the proceedings. In addition, the Attorney General noted that due to the threshold arguments awaiting a ruling from the court, at this stage, he will not be his position on the proceedings.

On July 2, 2019, the court ruled that, in the event that the Attorney General chooses to submit his position to the court, he must do so in writing and no later than August 8, 2019.

On July 17, 2019, the applicant submitted an evidential disclosure request.

On September 23, 2019, the respondents submitted a motion deemed “resistance to the evidential disclosure request”, and on December 15, 2019, the applicant submitted his response to the Respondent’s motion.

On December 31, 2019, the court decided that, in order to rule on the evidential disclosure request, it must first rule on existing threshold arguments request. Therefore, the court set a schedule in which the Parties must submit their stance regarding the threshold arguments.

On January 20, 2020, the respondents submitted a notice regarding their threshold arguments, and on February 10, 2020, the applicant submitted his stance regarding the respondents notice.

On March 18, 2020, the Attorney General submitted a notice pursuant to which he informed that he will not be taking a stance regarding the threshold arguments.

On May 12, 2020, the respondents submitted their response to the applicant’s response to their notice regarding the threshold arguments.

On August 10, 2020, the court held a hearing with the Parties regarding the threshold arguments.

On November 30, 2020, the court ruled that the motion should not be dismissed, and that all claims of the Parties are maintained. In addition, the court further ruled that as long as the controversial matter concerns the violation of the Concentration Law, the respondents are correct in claiming that the applicant, who holds Second Layer Company shares, is not eligible to file a motion under the Concentration Law.

On January 19, 2021, the applicant filed an amended evidential disclosure request (the “Amended Request”). On February 11, 2021, the respondents submitted a response to the Amended Request denying the applicant's claims, and, on February 18, 2021, the applicant submitted his response. On April 9, 2021, the court denied the Amended Request ruling that the applicant must pay the respondents’ request expenses in the amount of NIS 6,500.

On November 4 and 24, 2021, two evidence hearings were held pursuant to cross-examining the expert appointed on behalf of the applicant and the applicant himself.

On May 29, 2022, a third evidence hearing was held on the motion pursuant to which the witnesses, on behalf of the respondents, were cross-examined.

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023.

Class action against DIC and Mr. Eduardo Elsztain and other directors of IRSA regarding exit of the DIC’s share from indexes

On October 2, 2018, DIC was served with an action and a motion to approve that action as class action, which had been filed with the District Court of Tel Aviv-Yafo against the DIC, Mr. Eduardo Elsztain, and against additional directors and officers serving in DIC, in connection with the exit of DIC’s share on February 1, 2018 from the TA90 and TA 125 indexes of the TASE, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date alleging to have held DIC’s shares prior to February 1, 2018 and thereafter. The Court is requested, inter alia, to approve the action as a class action and to charge the respondents with compensating the members of the Company according to the damage caused estimated at approximately NIS 17.6 million.

On April 10, 2021, a preliminary hearing was held on the applicant's request to receive documents of the independent committee of IDBD that was established as part of the centralization transaction. The disclosure of these documents was approved by the court in the past, but the documents were not given to the applicant after a trustee was appointed for IDBD and the documents were not in the control of the respondents (and they could not hand them to the applicant). IDBD's trustee attended the preliminary hearing and claimed that he cannot hand over the documents until his investigation in connection with the centralization transaction is completed.

Therefore, the court ruled that IDBD's trustee shall hand over the documents to the applicant and the respondents by September 2022, assuming that the investigation will be concluded by then. As to the date of this Annual Report, the documents have not been delivered to the applicant.

In addition, and notwithstanding the above, two evidence hearings are scheduled to be held during December 2022.

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

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff to the Supreme Court, with a hearing scheduled for December 27, 2022.

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

According to the CNV Rules, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2021	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2021	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2018	9,302.2	161.7014	1,400.0	24.3365
2019 (2)	—	—	—	—
2020 (3)	—	—	—	—
2021 (4)	—	—	—	—
2022	—	—	—	—

 ________________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.
(2)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.01109 shares of IRSA CP per share of IRSA.
(3)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.004046 shares of IRSA CP per share of IRSA.
(4)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.002614 shares of IRSA CP per share of IRSA.

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

The exercise price of the warrants is USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on which are listed on BYMA and NYSE under the tickers IRS2W and IRSWS, respectively.

Finally, the Company received all the funds in the amount of USD 28.8 million and issued the new shares, increasing the capital stock to 658,676,460.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

As of June 30, 2022, the capital stock were 810,879,553 ordinary shares and there were 79,955,122 warrants outstanding. On October 3, 2022, we informed that between September 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares. Therefore, 8,962 options were exercised, which resulted in 8,962 shares of common stock being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 810,879,553 to 810,888,515, and the new number of outstanding warrants reduced from 79,955,122 to 79,946,160. For more information see “Recent Developments – Warrants exercise.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2022, there were approximately 9,077 holders of our common shares.

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

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine government enacted Argentine Capital Market Law, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the Capital Markets Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies the Argentine Capital Market Law, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine government issued Decree No. 471/2018, which regulates certain aspects of the Capital Markets Law as amended by Law No. 27,440.

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

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA (1)

	As of June 30,
	2022	2021
Market capitalization (in billions of ARS)	4,379	3,265
Average daily trading volume (2) (in millions of ARS	1,299	1,668
Number of listed companies (3)	83	87

 _____________

(1)	Reflects Merval historical data.

(2)	During the month of June.

(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2022, approximately 87 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 37.6% increase in 2019, a 22.9% increase in 2020 and a 63.0% increase in 2021. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

The Argentine General Corporation Law establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the Board of Directors, and subject to the approval of the shareholders’ meeting.

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

i.

Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of the Argentine General Corporation Law;

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

Approval of compensation of the members of the Board of Directors, Senior Management and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the Board of Directors and the Supervisory Committee, and therefore pursuant to Section 261 of the Argentine General Corporation Law, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the Board of Directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Corporations Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statement approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

Pursuant to the Corporations Law and Section 29 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

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

Regardless of the term for dividend’s payment established by CNV, regulations enacted by the Buenos Aires Stock Exchange set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

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

•

the sum established by the shareholders’ meeting as remuneration of the Board of Directors and the Supervisory Committee; and dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders determine at the shareholders’ meeting.

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

Provisions related to a shareholder’s ownership of certain amount of common shares

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our common shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our common shares, except for:

•

acquisitions by persons holding or controlling common shares or convertible securities in accordance to Argentine Capital Market Law (amended by Law 27,440 in 2018), notwithstanding the provisions of the CNV; and

•

holdings of more than 35%, which derive from the distribution of common shares or dividends paid in shares approved by the shareholders, or the issuance of common shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

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

Procedure to change the rights of stockholders

The rights of holders of stock are established in the Argentine General Corporation Law and in the bylaws. The rights of shareholders provided for by the Argentine General Corporation Law may not be diminished by the bylaws. Section 235 of the Argentine General Corporation Law establishes that the amendment of the bylaws should be approved by the absolute majority of our shareholders at an extraordinary shareholders meeting.

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

In general, the following matters can be considered only at special shareholders’ meeting (asamblea extraordinaria):

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

However, pursuant to the Argentine General Corporation Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. Through Resolution No. 789/2019, currently incorporated to CNV’s rules, ruled out the requirement of registration for foreign companies under Section 118 (branches) and 123 (foreign companies only acting as shareholders) of the Argentine General Corporation Law. After the referred resolution were enacted the registration procedure is no longer required for foreign companies acting as shareholders of local companies whose securities are publicly offered. In lieu of those requirements, any foreign shareholder which is an entity shall properly exercise its voting rights through a representative duly empowered without any additional registration requirement. The definition of representative includes: (i) the legal representative duly registered in Argentina pursuant to Sections 118 or 123 of the Argentine General Corporation Law; (ii) the attorney-in-fact duly authorized through a proxy by the legal representative in Argentina under the provisions set forth in of Section 239 of the Argentina General Corporation Law; (iii) the attorney-in-fact duly authorized through a proxy granted in Argentina by a person entitled to grant a proxy under the laws of his country of origin, pursuant the provisions set forth in of Section 239 of the Argentina General Corporation Law; or (iv) the attorney-in-fact duly authorized by a proxy granted overseas by authorized person, under the law of the country of origin. In this case, the proxy shall be legalized abroad and apostilled pursuant to the provisions of the Hague Convention for foreign documents or legalized by the Ministry of Foreign Affairs and translated by a public translator in Argentina.

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

On November 14, 2014, the shareholder’s meeting decided to amend the following sections of the by-laws: (i) Section First in order to comply with the Argentine Capital Market Law, and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies. The Section First was approved in the shareholder’s meeting in October 31, 2014 and the Section Twenty-Four was approved in the shareholder’s meeting in October 31, 2016. Such amendment is attached hereto of Exhibit 1.4 to this Annual Report.

On the shareholder’s meeting held on October 29,2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Ninth, adapting the wording of such section to the new regulations applicable to the Tender Offers Law No. 26,831, as amended; (iii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iv) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending of approval by the Public Registry of the City of Buenos Aires.

On the shareholder’s meeting held on December 12, 2019 our shareholders decided to amend the following section of the by-laws in order to increase the maximum number of members of the board of directors: (i) Section Twelve increasing to sixteen the regular members of the board of directors.

On the shareholder’s meeting held on December 21, 2021 our shareholders decided to amend the following section of the by-laws in order to reduce the maximum number of members of the board of directors: (i) Section Twelve reducing to fifteen the regular members of the board of directors.

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

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by the Central Bank pursuant Communication “A” 6,844 as supplemented.

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019 within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, projects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

The “Dollar Soja” is a special exchange regime created by Decree 576/2022 that will be in force during September 2022 and offers ARS 200 for each USD, unlike the currently approx. ARS 142 offered during same time to the rest of the exporters. Said was established for the settlement of foreign currency from soybeans and products associated with it, for those who adhere to the program and that comply with the requirements established in said decree. As of the date of this Annual Report, the aforementioned exchange regime has not been extended and, consequently, the “Dollar Soja” is not currently in effect.

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

External Financial Indebtedness

Pursuant to section 3.5 of the Consolidated Text on Foreign Trade and Exchange, Argentine residents may access the foreign exchange market to pay principal and interest on external financial indebtedness, provided that:

(i)

The funds disbursed have been repatriated and converted into ARS in the exchange market. This requirement is not applicable to certain exceptions, including, but not limited to, (a) any funds disbursed before September 1, 2019; and (b) any external financial indebtedness incurred as of September 1, 2019 that does not have disbursements for being a refinancing of financial debts that would have had access to the foreign exchange market under the applicable regulations, to the extent that the new indebtedness’ maturity date is not earlier than the maturity date of the original

(ii)	The debt is registered in the Survey of External Assets and Liabilities.

(iii)	Access to the exchange market occurs on a date that is not earlier than 3 (three) business days before the date of maturity of the applicable principal or interest payment, with some exceptions.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until December 31, 2023, for the cancellation of capital services of financial debts abroad, provided that the creditor is a related counterparty, with limited exceptions. Pursuant to this, the Central Bank may grant companies access to the MULC for up to 40% of any such debt, with the companies being required to refinance the outstanding 60% within a period of at least two years

Indebtedness Between Residents

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

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling company’s securities transactions (blue chip swap, “dolar MEP”, etc.); (iii) economic benefits granted by the State; and (iv) delivery of funds in local currency or local assets (except funds in foreign currency deposited in local financial entities) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, in a manner directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad..

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

Indeed, for access to the Foreign Exchange Market, an affidavit is required, among others, stating that they have not made sales of securities through the settlement of foreign currency, nor their transfer to deposit institutions abroad, nor exchanged securities for other foreign liquid assets, nor purchased securities in the country with Argentine pesos, nor have obtained Cedars or securities representing private debt issued in foreign jurisdiction, the 90 (ninety) calendar days prior to access to the Exchange Market ; and also that the applicants undertake not to carry out said operations during the following 90 (ninety) calendar days and; (ii) have not delivered local currency funds or local assets (except foreign currency funds deposited in other local financial institutions) to any person or legal entity, resident or non-resident, related or not, that they receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, during foreign assets, crypto assets or securities deposited abroad, the 90 (ninety) calendar days prior to access to the Foreign Exchange Market; and also that the applicants undertake not to carry out said transactions during the following 90 (ninety) calendar days.

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

Securities trading

Central Bank Communication “A” 7,422, as amended by Communication “A” 7,308, established that securities transactions performed in Argentina, unlike securities transactions performed abroad, can be settled in ARS in Argentina.

Central Bank Communication “A” 7,340 and its amendments provides that securities sale transactions settled in foreign currency must be paid by one of the following mechanisms:

•	By transfer of funds to and from demand accounts held in the customer’s name with local financial institutions;

•

Against wire transfers on bank accounts in the customer’s name with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force do not apply, or do not sufficiently apply.

This Communication “A” 7,340 and its amendments also prohibits the settlement of purchase and sale transactions of securities with settlement in foreign currency through payment in foreign currency cash, or through their deposit in custody accounts or accounts of third parties.

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

On July 8, 2021, CNV, approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

The minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) was set to two business days. This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

In the case of sales of securities with settlement in foreign currency, but in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains one (1) business day. This Parking Period shall not apply in the case of purchases of securities settling in foreign currency.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to two business days. In the case of transactions with settlement in foreign currency and in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains at one business day.

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

For more information see “Risk Factors—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.”

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

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently. The Anti‑Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

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

The anti‑money laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non‑profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti‑Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti‑Money Laundering Law.

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised Capital Markets Law and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

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

On November 19, 2019, the UIF issued Resolution No. 117/2019, updating certain thresholds established in past Resolutions with the purpose of achieving an effective prevention of money laundering and terrorism financing and from a risk-based approach, all of it in accordance with the international standards promoted by the Financial Action Task Force. Such update was incorporated into Argentine legislation by Law No. 25,246, which was in turn the basis of the update of thresholds established in UIF Resolutions No. 21/2011, 28/2011, 30/2011, 30/2011, 65/2011, 70/2011, 199/2011, 199/2011, 11/2012, 16/2012, 17/2012, 18/2012, 22/2012, 23/2012, 32/2012, 66/2012, 140/2012, 50/2013, 30/2017, 21/2018 and 28/2018. Furthermore, on April 13, 2022, the thresholds established in Resolution No. 117/2019 were updated by the publication of Resolution No. 50/2022.

On October 19, 2021, UIF Resolution No. 112/2021 established certain measures and procedures that all regulated entities must observe pursuant to identifying the Beneficial Owner and, pursuant to the new changes, it incorporated a new definition of Beneficial Owner, indicating that these shall be any “human person/s who own/s at least 10% of the capital or voting rights of a legal person, a trust, an investment fund, an affectation patrimony and/or of any other legal structure; and/or to the human person/s who by other means exercise/s the final control of such entity.”

Finally, on January 13, 2022, UIF Resolution No. 6/2022 amended UIF Resolutions No. 30/2017, 21/2018 and 28/2018, which are applicable to entities regulated by the Central Bank, the CNV and/or the Superintendence of Insurance of the Nation, respectively.

F. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our common shares and GDSs. The discussion set forth below is applicable only to U.S. Holders (as defined below) that hold the common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank or other financial institution;

•	a dealer in securities or currencies;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the common shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to the common shares or GDSs as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass–through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, this summary assumes that the deposit agreement governing the GDSs, and all other related agreements, will be performed in accordance with their terms.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or GDSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the common shares or GDSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares or GDSs, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES OR GDSS AS WELL AS ANY CONSEQUENCES ARISING UNDER OTHER UNITED STATES FEDERAL TAX LAWS AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or GDSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our GDSs to United States Holders will be potentially eligible for these reduced tax rates. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by GDSs currently meet the conditions required for these reduced tax rates. There also can be assurance that our GDSs will be considered readily tradable on an established securities market in the United States in later years. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued United States Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or GDSs, and thereafter as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2022, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is generally a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we are a PFIC for any taxable year during which you hold our common shares or GDSs, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year during which you hold our common shares or GDSs and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares or GDSs in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the rules discussed above with respect to excess distributions and realized gains, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Our common shares are listed on the ByMA, which must meet the trading, listing, financial disclosure and other requirements under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Our GDSs are currently listed on the NYSE, which constitutes a qualified exchange under the United States Treasury regulations, although there can be no assurance that the GDSs are or will be “regularly traded.”

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

Your adjusted tax basis in our common shares or GDSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or GDSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed above), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or GDSs that is subject to Argentine income tax, you may not be able to benefit from the foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable Argentine income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or GDSs. You are urged to consult your tax advisors regarding the tax consequences if Argentine income tax is imposed on a disposition of common shares or GDSs, including the effect of the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate would have been further reduced to 25%. Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

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

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 7,604,948.57	0	25%
Over 7,604,948.57 up to 76,049,485.68	1,901,237.14	30%
Over 76,049,485.68	22,434,598.28	35%

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the Tax on Personal Assets (“TAP”) corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. Notwithstanding the foregoing, the tax shall not be paid if it is equal to or less than ARS 250. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

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

To the extent that the activities are carried out in more than one jurisdiction, there is a Multilateral Agreement that establishes the way to distribute the taxable income among those jurisdictions.

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or GDSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or GDSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax at rates that vary from 1.6% to 9.5%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, the United Kingdom, United Arab Emirates and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or GDSs that is a United States resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

G. Dividends and Paying Agents

This Section is not applicable.

H. Statement by Experts

This section is not applicable.

I. Documents on display

We file annual and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Our website is www.irsa.com.ar. The information contained in our website does not form part of this Annual Report. Any such request or a copy of these filings at no cost, should be directed to us at our principal office at Carlos M. Della Paolera 261, 9th Floor (C1001ADA), City of Buenos Aires, Argentina, or by e-mail at ir@irsa.com.ar.

We are also required periodically to furnish certain information in Spanish with the CNV, the BYMA and the MAE such as quarterly and annual reports and notices of material events (hechos relevantes). All such reports and notices are available at the website of the CNV (http://www.argentina. gob.ar/cnv), at BYMA through the website of the Bolsa de Comercio de Buenos Aires (http://www.bolsar.info) and the website of the MAE (http://www.mae.com.ar). The documents filed with the CNV, the BYMA and the MAE are not a part of this Annual Report and are not incorporated by reference herein.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on our common share register or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD 5.00 or less per 100 GDS (or portion), (6) a fee of USD 0.02 or less per GDS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the excecution and delivery of GDS referred to above which would have been charged as a result of the deposit of such securities, but wich securities are instead distributed by the Depositary to owners.

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

The CNV Rules require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2022. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2022.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2022 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

As from December 12, 2019, our Board of Directors appointed the members of the Audit Committee which are Oscar Pedro Bergotto, Liliana Luisa De Nadai and Maria Julia Bearzi, all of them as independent members. María Julia Bearzi is the financial expert in accordance with the relevant SEC rules. We have a fully independent Audit Committee as per the standard provided in Rule 10 (A)-3(B) (1).

ITEM 16. B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website www.irsa.com.ar. On July 25, 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report and we will post it in our website.

ITEM 16. C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2022 and 2021, we were billed a total amount of ARS 59.8 million and ARS 62.4 million respectively in the Operation Center in Argentina and NIS 0.1 million for the fiscal year 2021, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2022 and 2021 we were billed a total amount of ARS 5.1 million and ARS 28.1 million in the Operation Center in Argentina for professional services rendered by our principal accountants.

Tax Fees

During the fiscal years ended June 30, 2022 and 2021, we were billed a total amount of ARS 0.3 and ARS 0.0 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2022 and June 30, 2021 no fees related to other services were billed by our principal accountants.

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

ITEM 16. E. Purchase of Equity Securities by the Issuer and its Affiliates

On March 11, 2022, our Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to ARS 1,000 million. Such repurchases will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of September 21, 2022, we finalized the 2022 Plan having repurchased a total of 9,419,623 shares, representing approximately 99.51% of the approved program and 1.16% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
03/15 – 03/31/2022	339,622	96.83	—	—	339,622	967.1
04/01 – 04/30/2022	408,902	98.08	—	—	408,902	927.0
05/01 – 05/31/2022	438,704	96.29	—	—	438,704	884.8
06/01 – 06/30/2022	2,621,244	88.94	—	—	2,621,244	651.6
07/01 – 07/31/2022	2,607,793	105.06	—	—	2,607,793	377.6
08/01 – 08/31/2022	2,079,358	122.76	—	—	2,079,358	122.4
09/01 – 09/21/2022	924,000	127.11	—	—	924,000	4.9
Total	9,419,623	105.64	—	—	9,419,623

 ________________

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

As of June 30, 2022, we own our shares in an amount equal to 0.7% of our capital stock, and after completion of the 2022 plan we owned our shares in an amount equal to 1.4% of our capital stock.

ITEM 16. F. Change in Registrant’s Certifying Accountant

This section is not applicable.

ITEM 16. G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, Capital Markets Law Nº 26,831 and CNV Rules, as well as by our bylaws. We have securities that are registered with the SEC and are NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies (a “NYSE-listed” company).

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

We follow Argentine law which does not require that a majority of the Board of Directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an Audit Committee of at least three members, the majority of which must be independent pursuant to the criteria established by CNV Rules

Section 303A.02 This section establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required to express an opinion with regard to the independence or lack of independence, on a case by case basis, of each individual director.

CNV standards for purposes of identifying an independent director are substantially similar to NYSE’s standards. CNV standards provide that independence is required with respect to the company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

Pursuant to the Capital Markets Law and the CNV Rules, from May 27, 2004, we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

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

ITEM 16. H. Mine Safety Disclosures

This section is not applicable.

ITEM 16. I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

PART III

A. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

B. Financial Statements

Reference is made to pages F-1 through F-87

Index to Financial Statements (see page F-1).

C. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and restated “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
2.1 (1)	Deposit Agreement among us, The Bank of New York Mellon, as Depositary, and the holders from time to time of Global Depositary Receipts issued there under.
2.2 (18)

Warrant Agent Agreement dated as of April 29, 2021, between IRSA Inversiones y Representaciones Sociedad Anónima, and Computershare, Inc. and Computershare Trust Company N.A., collectively as warrant agent.

2.3

Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s USD500,000,000 Global Note Program, pursuant to which USD360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued).

2.4

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

2.5

Second Supplemental Indenture, dated as of May 16, 2022, among IRSA Inversiones y Representaciones Sociedad Anónima, IRSA Propiedades Comerciales S.A., The Bank of New York Mellon, as Trustee, and Banco Santander Río S.A., as representative of the Trustee in Argentina.

2.6

Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of July 8, 2022, pursuant to which US$171,202,815 of 8.750% Senior Notes due 2028 were issued.

4.1 (2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

Exhibit No.	Description of Exhibit
4.2 (4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3 (5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4 (6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5 (7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6 (8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7 (9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8 (10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9 (11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10 (12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11 (13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12 (14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13 (15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14 (16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15 (17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2020.
4.16 (19)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2021.
4.17	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
8.1	List of Subsidiaries.
11.1 (3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of independent appraiser Newmark.
99.2	Summary of investment properties by type as of June 30, 2022 (in accordance with Regulation S-X 12-28 (1))

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 16, 2020.
(18)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on May 26, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: October 26, 2022	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2022, including the related notes and the summary of investment properties by type as of June 30, 2022 listed in the index appearing under Item 19 (99.2)  (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

v

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 29% of the Company’s AR$ 293,294 million in investment properties at June 30, 2022. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining appropriate discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination of discount rates and projecting macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

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
/s/ Carlos Javier Brondo
Buenos Aires, Argentina
October 25, 2022

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DIL	Dolphin IL Investment Ltd.
DN B.V.	Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
ERSA	Emprendimiento Recoleta S.A.
Fibesa	Fibesa S.A.
GAV-YAM	Gav-Yam Bayside Land Corporation Ltd.
IAS	International Accounting Standards
IASB	International Accounting Interpretations Board
IDBD	IDB Development Corporation Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
TGLT FACPCE	TGLT S.A. Argentine Federation of Accountant

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position

as of June 30, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2022	06.30.2021
ASSETS
Non-current assets
Investment properties	9	293,294	300,337
Property, plant and equipment	10	7,990	6,799
Trading properties	11,25	3,041	2,696
Intangible assets	12	3,379	3,936
Right-of-use assets	13	1,242	1,330
Investments in associates and joint ventures	8	16,134	19,948
Deferred income tax assets	21	76	731
Income tax credit		24	49
Trade and other receivables	14,15	4,336	4,669
Investments in financial assets	14	857	1,997
Total non-current assets		330,373	342,492
Current assets
Trading properties	11,25	193	187
Inventories	25	125	118
Income tax credit		54	271
Trade and other receivables	14,15	10,831	13,898
Investments in financial assets	14	18,440	5,192
Cash and cash equivalents	14	12,776	3,167
Total current assets		42,419	22,833
TOTAL ASSETS		372,792	365,325
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		158,853	101,394
Non-controlling interest		10,874	34,259
TOTAL SHAREHOLDERS’ EQUITY		169,727	135,653
LIABILITIES
Non-current liabilities
Borrowings	14,20	13,052	76,619
Lease liabilities		1,148	1,397
Deferred income tax liabilities	21	98,590	112,735
Trade and other payables	14,18	3,557	2,274
Provisions	19	196	187
Derivative financial instruments	14	-	15
Salaries and social security liabilities		93	141
Total non-current liabilities		116,636	193,368
Current liabilities
Borrowings	14,20	61,682	25,268
Lease liabilities		80	89
Trade and other payables	14,18	8,524	8,368
Income tax liabilities		15,118	1,543
Provisions	19	198	241
Derivative financial instruments	14	16	79
Salaries and social security liabilities		811	716
Total current liabilities		86,429	36,304
TOTAL LIABILITIES		203,065	229,672
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		372,792	365,325

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2022	06.30.2021	06.30.2020
Revenues	23	32,085	21,282	34,868
Costs	24,25	(12,116)	(10,763)	(14,549)
Gross profit		19,969	10,519	20,319
Net gain / (loss) from fair value adjustment of investment properties	9	13,650	(12,742)	83,080
General and administrative expenses	24	(5,277)	(4,948)	(5,413)
Selling expenses	24	(2,237)	(2,443)	(2,988)
Other operating results, net	26	61	(141)	195
Profit / (loss) from operations		26,166	(9,755)	95,193
Share of loss of associates and joint ventures	8	(355)	(7,182)	17,787
Profit / (loss) before financial results and income tax		25,811	(16,937)	112,980
Finance income	27	463	592	525
Finance costs	27	(9,193)	(11,968)	(15,170)
Other financial results	27	17,792	19,215	(15,231)
Inflation adjustment	27	2,789	(2,370)	(26)
Financial results, net		11,851	5,469	(29,902)
Profit / (loss) before income tax		37,662	(11,468)	83,078
Income tax expense	21	(2,770)	(35,540)	(16,505)
Profit / (loss) for the year from continuing operations		34,892	(47,008)	66,573
Loss for the year from discontinued operations	32	-	(14,633)	(8,112)
Profit / (loss) for the year		34,892	(61,641)	58,461
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment (i)		(538)	(610)	1,127
Revaluation surplus		361	626	992
Other comprehensive (loss) / income for the year from continuing operations		(177)	16	2,119
Other comprehensive (loss) / income for the year from discontinued operations (i)		-	(18,764)	32,810
Total other comprehensive (loss) / income for the year		(177)	(18,748)	34,929
Total comprehensive income / (loss) for the year		34,715	(80,389)	93,390

Total comprehensive income / (loss) from continuing operations		34,715	(46,992)	68,693
Total comprehensive (loss) / income from discontinued operations		-	(33,397)	24,697
Total comprehensive income / (loss) for the year		34,715	(80,389)	93,390

Profit / (loss) for the year attributable to:
Equity holders of the parent		34,552	(49,077)	35,100
Non-controlling interest		340	(12,564)	23,361

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		34,552	(37,515)	49,084
Non-controlling interest		340	(9,493)	17,489

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		34,374	(57,080)	32,677
Non-controlling interest		341	(23,309)	60,713

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		34,375	(36,343)	56,590
Non-controlling interest		340	(10,649)	12,103

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		42.73	(83.41)	61.00
Diluted		38.79	(83.41)	60.66

Profit / (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		42.73	(63.76)	85.31
Diluted		38.79	(63.76)	84.82

The accompanying notes are an integral part of these Consolidated Financial Statements.

(i)	The components of other comprehensive (loss) / income do not generate an impact on income tax.
(ii)

The basic profit / (loss) per share have been calculated using 808,602,760 shares at 06.30.22, 588,409,377 shares at 06.30.21 and 575,377,891 shares at 06.30.20. If 808,602,760 shares had been used for the calculation, the result per share would be (ARS 60.69) and ARS 43.41 for 06.30.21 and 06.30.20, respectively. The diluted profit/ (loss) per share have been calculated using 890,834,683 shares at 06.30.22, 599,579,210 shares at 06.30.21 and 578,676,471 shares at 06.30.20. If 890,834,683 shares had been used for the calculation, the result per share would be (ARS 60.69) and ARS 39.40 for 06.30.21 and 06.30.20 respectively. See note 17 to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (iii)	Other reserves (vi)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2021	657	2	34,236	2,917	39,535	243	2,629	23,164	44,753	(46,742)	101,394	34,259	135,653
Net profit for the year	-	-	-	-	-	-	-	-	-	34,552	34,552	340	34,892
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(178)	-	(178)	1	(177)
Total profit and other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(178)	34,552	34,374	341	34,715
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(50,332)	50,332	-	-	-
Warrants exercise (ii)	-	-	-	(2)	6	-	-	-	-	-	4	-	4
Repurchase of own shares (iv)	(4)	4	-	-	-	-	-	-	(325)	-	(325)	-	(325)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	43	43
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(176)	(176)
Incorporated by merger (v)	152	-	55	-	26,373	-	489	-	(175)	(3,488)	23,406	(23,593)	(187)
Balance as of June 30, 2022	805	6	34,291	2,915	65,914	243	3,118	23,164	(6,257)	34,654	158,853	10,874	169,727

(i)	Includes ARS 2 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	As of June 30, 2022, the remaining warrants to exercise amount to 79,955,122, equivalent to the same number of shares. See Note 33 to these Consolidated Financial Statements.
(iii)	Related to CNV General Resolution N° 609/12.
(iv)	Related to the Shares Buyback Program approved by the Board on March 11, 2022. As of June 30, 2022 the Company has bought 3,808,472 shares. See Note 17 to these Consolidated Financial Statements.
(v)	See Note 4.C to these Consolidated Financial Statements.
(vi)	Group’s other reserves for the year ended June 30, 2022 were as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2021	(419)	4,168	1,062	51,669	(11,727)	44,753
Other comprehensive loss for the year	-	-	(539)	-	361	(178)
Total comprehensive loss for the year	-	-	(539)	-	361	(178)
Assignment of results according to Shareholders´ Meeting	-	-	-	(50,332)	-	(50,332)
Repurchase of own shares	(325)	-	-	-	-	(325)
Incorporated by merger	-	-	(19)	-	(156)	(175)
Balance as of June 30, 2022	(744)	4,168	504	1,337	(11,522)	(6,257)

(1)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (iii)	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	577	2	34,177	-	35,813	233	1,194	23,164	14,515	31,026	140,701	161,397	302,098
Net loss for the year	-	-	-	-	-	-	-	-	-	(49,077)	(49,077)	(12,564)	(61,641)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(8,003)	-	(8,003)	(10,745)	(18,748)
Total loss and other comprehensive loss for the year	-	-	-	-	-	-	-	-	(8,003)	(49,077)	(57,080)	(23,309)	(80,389)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	1,435	-	26,067	(27,502)	-	-	-
Reserve for share-based payments	-	-	-	-	-	10	-	-	(10)	-	-	-	-
Issuance of shares (ii)	80	-	59	2,917	3,722	-	-	-	-	-	6,778	-	6,778
Distribution of dividends in shares	-	-	-	-	-	-	-	-	-	(1,189)	(1,189)	-	(1,189)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	84	84
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(4,400)	(4,400)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(102,520)	(102,520)
Other changes in equity	-	-	-	-	-	-	-	-	12,884	-	12,884	1,572	14,456
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(700)	-	(700)	1,435	735
Balance as of June 30, 2021	657	2	34,236	2,917	39,535	243	2,629	23,164	44,753	(46,742)	101,394	34,259	135,653

(i)	Includes ARS 2 of Inflation adjustment of treasury stock. See Note 17 to these Consolidated Financial Statements.
(ii)	See Note 34 to the Consolidated Financial Statements as of June 30, 2021.
(iii)	Related to CNV General Resolution N° 609/12.
(iv)	Group’s other reserves for the year ended June 30, 2021 were as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2020	(422)	4,168	(1,793)	25,602	(13,040)	14,515
Other comprehensive loss for the year	-	-	(8,671)	-	668	(8,003)
Total comprehensive loss for the year	-	-	(8,671)	-	668	(8,003)
Reserve for share-based payments	3	-	-	-	(13)	(10)
Assignment of results according to Shareholders´ Meeting	-	-	-	26,067	-	26,067
Changes in non-controlling interest	-	-	-	-	(700)	(700)
Other changes in equity	-	-	11,526	-	1,358	12,884
Balance as of June 30, 2021	(419)	4,168	1,062	51,669	(11,727)	44,753

(1)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2022, 2021 and 2020

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	577	2	34,177	35,813	190	1,194	23,164	167,601	(149,808)	112,910	189,192	302,102
Adjustments previous years (IFRS 16 and IAS 28)	-	-	-	-	-	-	-	-	(3,217)	(3,217)	(2,117)	(5,334)
Restated balance as of July 1, 2019	577	2	34,177	35,813	190	1,194	23,164	167,601	(153,025)	109,693	187,075	296,768
Net profit for the year	-	-	-	-	-	-	-	-	35,100	35,100	23,361	58,461
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(2,423)	-	(2,423)	37,352	34,929
Total profit and other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(2,423)	35,100	32,677	60,713	93,390
Loss absorption	-	-	-	-	-	-	-	(148,896)	148,896	-	-	-
Reserve for share-based payments	-	-	-	-	43	-	-	(43)	-	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	(1,455)	-	(1,455)	-	(1,455)
Capitalization of contributions	-	-	-	-	-	-	-	-	-	-	77	77
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(5,623)	(5,623)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(106,654)	(106,654)
Other changes in equity	-	-	-	-	-	-	-	(292)	55	(237)	614	377
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	18,332	18,332
Changes in non-controlling interest	-	-	-	-	-	-	-	23	-	23	6,863	6,886
Balance as of June 30, 2020	577	2	34,177	35,813	233	1,194	23,164	14,515	31,026	140,701	161,397	302,098

(i)	Includes ARS 2 of Inflation adjustment of treasury stock. See Note 17 to these Consolidated Financial Statements.
(ii)	Related to CNV General Resolution N° 609/12.
(iii)	Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2019	(404)	4,168	648	175,953	(12,764)	167,601
Other comprehensive loss for the year	-	-	(2,149)	-	(274)	(2,423)
Total comprehensive loss for the year	-	-	(2,149)	-	(274)	(2,423)
Reserve for share-based payments	(18)	-	-	-	(25)	(43)
Distribution of dividends in shares	-	-	-	(1,455)	-	(1,455)
Changes in non-controlling interest	-	-	-	-	23	23
Other changes in equity	-	-	(292)	-	-	(292)
Loss absorption	-	-	-	(148,896)	-	(148,896)
Balance as of June 30, 2020	(422)	4,168	(1,793)	25,602	(13,040)	14,515

(1)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the fiscal years ended June 30, 2022, 2021 and 2020

 (All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2022	06.30.2021	06.30.2020
Operating activities:
Net cash generated from / (used in) continuing operating activities before income tax paid	16	13,169	(2,710)	16,115
Income tax and minimum presumed income tax paid		(492)	(69)	(746)
Net cash generated from / (used in) continuing operating activities		12,677	(2,779)	15,369
Net cash generated from discontinued operating activities		-	5,168	61,261
Net cash generated from operating activities		12,677	2,389	76,630
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(125)	(69)	(6,654)
Acquisition and improvements of investment properties		(6,134)	(1,638)	(9,058)
Contributions and issuance of capital in associates and joint ventures pending of susbscription		(57)	-	-
Proceeds from sales of investment properties		25,977	29,737	443
Acquisitions and improvements of property, plant and equipment		(335)	(503)	(621)
Proceeds from sales of property, plant and equipment		4	572	-
Acquisitions of intangible assets		(65)	(85)	(107)
Dividends collected from associates and joint ventures		3,586	-	566
Proceeds from loans granted		453	15	4,434
(Payment)/ Proceeds of derivative financial instruments		(77)	(857)	12,195
Net increase of restricted assets, net		-	-	(515)
Acquisitions of investments in financial assets		(22,871)	(17,453)	(37,955)
Proceeds from disposal of investments in financial assets		10,501	27,285	49,472
Interest received from financial assets		338	1,104	211
Loans granted to related parties		-	-	(407)
Net cash generated from continuing investing activities		11,195	38,108	12,004
Net cash generated from discontinued investing activities		-	72,347	100,302
Net cash generated from investing activities		11,195	110,455	112,306
Financing activities:
Borrowings and issuance of non-convertible notes		4,877	15,354	54,398
Payment of borrowings and non-convertible notes		(10,926)	(65,278)	(66,463)
(Payment) / collections of short term loans, net		(999)	8,409	6,197
Interests paid		(8,186)	(13,484)	(13,296)
Repurchase of non-convertible notes		(1,726)	(8,412)	(5,003)
Capital contributions from non-controlling interest in subsidiaries		40	43	-
Acquisition of non-controlling interest in subsidiaries		-	(123)	(1,482)
Issuance of shares		-	6,776	-
Loans received from associates and joint ventures, net		24	-	-
Payment of borrowings to related parties		(481)	-	-
Dividends paid to non-controlling interest in subsidiaries		(181)	(4,242)	(546)
Warrants exercise		4	-	-
Proceeds from sales of own non-convertible notes		4,252	11,574	-
Payment of financial leases		(36)	(67)	(116)
Repurchase of treasury shares		(325)	-	-
Net cash used in continuing financing activities		(13,663)	(49,450)	(26,311)
Net cash used in discontinued financing activities		-	(29,784)	(173,386)
Net cash used in financing activities		(13,663)	(79,234)	(199,697)
Net increase / (decrease) in cash and cash equivalents from continuing activities		10,209	(14,121)	1,062
Net increase / (decrease) in cash and cash equivalents from discontinued activities		-	47,731	(11,823)
Net increase / (decrease) in cash and cash equivalents		10,209	33,610	(10,761)
Cash and cash equivalents at beginning of the year		3,167	222,556	212,910
Cash and cash equivalents reclassified as held-for-sale		-	-	(1,109)
Inflation adjustment		(399)	(371)	(500)
Deconsolidation of subsidiaries		-	(238,316)	-
Foreign exchange (loss)/gain on cash and unrealized fair value result for cash equivalents		(201)	(14,312)	22,016
Cash and cash equivalents at end of the year	14	12,776	3,167	222,556

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements

(Amounts in millions of Argentine Pesos, except otherwise indicated)

1. The Group’s business and general information

IRSA was founded in 1943, and it is engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company, whose main shareholder is Consultores Asset Management S.A., whose final beneficiary is Eduardo Sergio Elsztain.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on October 25,2022.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 6 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 6 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

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

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting fiscal year, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2022 accordingly to IAS 29.

Pursuant to IAS 29, the Financial Statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the Financial Statements. All the amounts included in the Consolidated Statements of Financial Position which are not stated in terms of the measuring unit current as of the date of the Financial Statements should be restated applying the general price index. All items in the Consolidated Statements of Income and Other Comprehensive Income should be stated in terms of the measuring unit current as of the date of the Financial Statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the Financial Statements.

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

-	Translation difference was restated in current terms.
-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves in the Consolidated Statements of Income and Other Comprehensive Income were restated from the initial application.

The inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Since January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2022 according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

Annual price variation	June 30, 2020	June 30, 2021	June 30, 2022	Cumulative as of June 30, 2022 (3 years)
	43%	50%	64%	252%

As a consequence of the aforementioned, these Consolidated Financial Statements as of June 30, 2022 were restated in accordance with IAS 29.

(b) Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its Consolidated Statement of Financial Position according to the operating cycle of each activity. Current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to “Peso amounts” or “ARS”, are millions of Argentine Pesos, references to “US$” or “US Dollars” are millions of US Dollars and references to "NIS" are millions of New Israeli Shekel.

(d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

(e) Accounting criteria

See Notes 2.2 to 2.25 with the accounting policies of each item.

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

06-30-2024
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

06-30-2023

IRSA Inversiones y Representaciones Sociedad Anónima

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

06-30-2024
Accounting Policy Disclosures - Amendment to IAS 1 and Practical Statement 2

The IASB amended IAS 1 to require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments define what it implies and how to identify material accounting policy information. They also clarify that it is not necessary to disclose immaterial accounting policy. If it is disclosed should not overshadow material accounting information. To support this amendment, the IASB also amended IFRS Practical Statement 2 on "Making materiality related judgments" to advise on how to apply the concept of materiality to disclosure of accounting policies.

06-30-2024
Definition of accounting estimates - Amendments to IAS 8.

The amendment to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current exercise.

06-30-2024
Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the nonmonetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

N/A. In December 2015 the IASB decided to defer the application date of this amendment until the IASB has finalized its research project on the equity method.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

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

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2022	06.30.2021	06.30.2020

IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1)	Argentina	Investment	50.00%	50.00%	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (2)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are Appa S.A.	Argentina	Design and software development	93.63%	93.63%	69.69%
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.50%	99.50%	97.04%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A. (4)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%	100.00%	100.00%
DFL's and DN BV's direct interest:
IDB Development Corporation Ltd. (3)	Israel	Investment	-	-	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%
DIL's direct interest:
Discount Investment Corporation Ltd. (3)	Israel	Investment	-	-	83.72%
IDBD's direct interest:
IDB Tourism (2009) Ltd. (3)	Israel	Tourism services	-	-	100.00%
IDB Group Investment Inc (3)	Israel	Investment	-	-	100.00%
DIC's direct interest:
Property & Building Corporation Ltd. (3)	Israel	Real estate	-	-	72.40%
Cellcom Israel Ltd. (3)	Israel	Telecommunications	-	-	46.20%
Elron Electronic Industries Ltd. (3)	Israel	Investment	-	-	61.06%
Bartan Holdings and Investments Ltd. (3)	Israel	Investment	-	-	55.68%
Epsilon Investment House Ltd. (3)	Israel	Investment	-	-	68.75%
Mehadrin Ltd. (3)	Israel	Agricultural	-	-	43.75%
PBC's direct interest:
Gav-Yam Bayside Land Corporation Ltd. (3)	Israel	Real estate	-	-	-
Ispro The Israeli Properties Rental Corporation Ltd. (3)	Israel	Real estate	-	-	100.00%
Matam - Scientific Industries Center Haifa Ltd. (3)	Israel	Real estate	-	-	50.10%
Hadarim Properties Ltd. (3)	Israel	Real estate	-	-	100.00%
Property & Building (Commercial Centers) Ltd. (3)	Israel	Real estate	-	-	100.00%
PBC USA Investments Inc (3)	USA	Real estate	-	-	100.00%

(1)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision-making process.

(2)	Includes interest held through Ritelco S.A. and Torodur S.A.
(3)	Control was lost in September 2020. See Note 4.G to the Consolidated Financial Statements as of June 30, 2021.
(4)	Includes Tyrus’ and IRSA S.A.’s equity interests.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant those investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at each year-end. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each of them has for the Group.

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

(c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency (none of which has the currency of a hyperinflationary economy) are translated into the presentation currency as follows:

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

(iii)	all resulting exchange differences are recognized in the Consolidated Statements of Income and Other Comprehensive Income.

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

Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that are legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations (Level 3).

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

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

All property, plant and equipment (“PPE”) is stated at acquisition cost restated as of the closing date less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

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

The remaining useful life as of June 30, 2022 is as follows:

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

Gains from the sale of these assets are recognized when control is transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied. Gains and losses on disposals are determined by comparing the proceeds net of direct expenses related to such sales, with the carrying amount as of the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Consolidated Statements of Income and Other Comprehensive Income.

When assets of property, plant and equipment are transferred to investment property, the difference between the value at cost transferred and the fair value of the investment property is allocated to a reserve within equity.

2.8. Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of a lease in accordance with the standard and the rate used will be the implicit rate in the contract if it can be determined.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment Properties” in the Consolidated Statement of Financial Position. See Note 2.21 for the recognition of rental income.

IRSA Inversiones y Representaciones Sociedad Anónima

A Group company is the lessee:

The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments (the rate used by the Group is between 10.61% and 52.94%). Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statements of Income and Other Comprehensive Income.

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

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Consolidated Statements of Income and Other Comprehensive Income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

For significant non-homogeneous receivables, the Group generally measures impairment based on an individual analysis. When they are evaluated individually, the Group recognizes the provision for impairment as the difference between the book value of the receivable and the present value of future cash flows, taking into account the existing guarantees, if applicable. This allowance for doubtful accounts considers the financial situation of the debtor, their resources, the payment history and, if applicable, the value of the guarantees provided.

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment, which, in its opinion, represents the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group's experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

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

2.15. Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.16. Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

IRSA Inversiones y Representaciones Sociedad Anónima

2.17. Provisions

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

2.18. Employee benefits

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.19. Current income tax, deferred income tax and minimum presumed income tax

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

Entities in Argentina were subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax is carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, recognizes the MPIT as a current or non-current receivable, within “Trade and other receivables” in the Consolidated Statements of Financial Position.

The minimum presumed income tax was repealed by Law N ° 27,260 in its article 76 for the periods that begin as of January 1,2019.

2.20. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less and that they are subject to a negligible risk of change in value. Bank overdrafts are not included.

IRSA Inversiones y Representaciones Sociedad Anónima

2.21. Revenue recognition

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

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the input method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

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

The Argentine Civil and Commercial Code section 1221 provides that tenants may rescind commercial lease within the initial six months by means of written notification. If option is used within the first year of the lease, the Tenant shall pay the Lessor, as compensation, the equivalent of one-and-a-half month’s rent, and one month’s rent if the tenant makes use of the option after that period. Given that the rule does not provide for advance notice, Lease Agreements include a provision whereby the lessee must give at least 60 days advance notice of its intention to terminate the lease. The exercise of such early termination could materially and adversely affect the Group.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See details in Note 22.

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is usually increased at that time by the Consumer Price Index (CPI) in Argentina.

In addition, some leases include provisions that set forth variable rent based on specific volumes of sales revenue and other types of ratios.

IRSA Inversiones y Representaciones Sociedad Anónima

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

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent increases are recognized when such increases have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statements of Income and other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements for its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

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

Under the terms of the leases, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking spaces. Those revenues are recognized on an accrual basis as services are provided.

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

These revenues have been recognized in discontinued operations. See Note 4.G to the Consolidated Financial Statements as of June 30, 2021.

•	Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion, the Group also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Group generally requires the developer to issue insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfil its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statements of financial position. Said intangible asset is not adjusted in subsequent years unless it is impaired.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

IRSA Inversiones y Representaciones Sociedad Anónima

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the non-fulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

•	Revenue from hotels

Revenue income from hotel operations mainly includes room services, gastronomy and other services. Revenue from the sale of products is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from the sale of services is recognized when the service is provided. When the sale of products or services is covered by a customer loyalty program, revenues billed to the customer are allocated between the product or service sold and the award credits granted by the third party that awards the program points. The consideration assigned to the credits, which is measured in reference to the fair value of the points awarded, is deferred and recognized as income when the customer redeems the credits, that is, when a prize is received in exchange for converting the program points.

2.22. Cost of sales

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls and offices held by the Group as part of its real estate investments.

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

2.23. Cost of borrowings and capitalization

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

2.24. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new common shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group’s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

IRSA Inversiones y Representaciones Sociedad Anónima

2.25. Comparability of information

The balances as of June 30, 2021 and 2020 that are disclosed for comparative purposes were restated in accordance with IAS 29. See Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes. Additionally, the Group has redefined the operating segments, see Note 6 to these Consolidated Financial Statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

4. Acquisitions and disposals

A) Sale of Catalinas Tower building

On November 2, 2021, three medium-height floors of the tower "261 Della Paolera" located in the Catalinas District of the Autonomous City of Buenos Aires were sold for a total area of approximately 3,582 square meters and 36 parking spaces located in the building. The transaction price was approximately USD 32 million.

On December 15, 2021, a medium-height floor and 12 parking spaces were sold. The total of the operation was USD 9.2 million.

On March 9, 2022, three medium-height floors of the tower were sold for a total leasable area of approximately 3,550 square meters, 30 parking spaces located in the building and other complementary units. The transaction price was approximately USD 31.6 million.

On March 29, 2022, two floors of the tower were sold for a total leasable area of approximately 2,370 square meters and 24 parking spaces located in the building. The transaction price was approximately USD 20.4 million.

B) Investment in Condor Hospitality Trust

 On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

 On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE. On August 26, 2022, the company issued a statement informing that it had concluded the liquidation process, paying a final liquidation dividend of approximately USD 0.127 per common share, corresponding to IRSA approximately USD 0.41 million.

C) Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA & IRSA Propiedades Comerciales (former subsidiary) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

IRSA Inversiones y Representaciones Sociedad Anónima

The Merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA CP were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

As of June 30, 2022, the merger is registered and approved in the corresponding control agencies, the exchange of IRSA CP shares for IRSA shares was carried out, and the listing of IRSA CP shares was cancelled.

D) Acquisition of Beruti real estate

On February 18, 2022, the Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA") a property located in Beruti, corner of Av. Coronel Díaz, in front of the Alto Palermo shopping center, owned by the Company, in one of the main commercial corridors of the city, in the neighborhood of Palermo.

The property, built on land with an area of approximately 2,386.63 square meters, consists of a ground floor, six upper levels, a basement and a total covered area of approximately 8,136.85 square meters and has potential for future expansion. The purchase price was ARS 2,159, which was paid in full.

As of June 30, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCABA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

E) Republica Building Sale

On April 19, 2022, the Company sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 square meters of gross leasable area on 20 office floors and 178 parking spaces.

The transaction price was set at USD 131.8 million (USD/square meters 6,629), approximately 80% has already been paid in cash (USD 105,1 million or ARS 11,944.8 million), and the remaining amount has been paid with the delivery of a 46-hectare plot of land located on the Bs. As – La Plata Highway, in the district of Quilmes, Buenos Aires Province. This property has approved regulations and urban indicators to develop a mixed-use project with a construction capacity of approximately 521,400 square meters.

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

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, composed of the CEO, the CFO, the compliance manager and certain directors, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$, broken down by the functional currencies in which the Company operates for the years ended June 30, 2022 and 2021. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position liability
Functional currency	06.30.2022	06.30.2021
Argentine Peso	(44,735)	(71,843)
Total	(44,735)	(71,843)

IRSA Inversiones y Representaciones Sociedad Anónima

The Group estimates that, other factors being constant, a 10% appreciation of the foreign currency against Argentine Peso at year-end would have an impact in the Statement of Income and Other Comprehensive Income before income tax for the years ended June 30, 2022 and 2021 for an amount of ARS 4,474 (loss) and ARS 7,184 (loss), respectively.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. There were no such contracts as of June 30, 2022 and 2021.

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

As of June 30, 2022 and 2021, 99.1% and 96.3% of the Group’s long-term financial loans have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2022 and 2021.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2022 and 2021 in the amount of ARS 4.2 and ARS 4.4, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Consolidated Statements of Income and Other Comprehensive Income.

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

As of June 30, 2022 and 2021 the total value of Group’s investments in shares of public companies amounts to ARS 1,346 and ARS 1,600, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2022, of ARS 135 (ARS 160 in 2021). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

The Group’s policy is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Consolidated Statements of Financial Position.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96.6% and 95.6% of the Group’s total trade receivables of the operations center as of June 30, 2022 and 2021, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 2.3% and 4.1% of the Group’s total trade receivables as of June 30, 2022 and 2021, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and Consolidated Statements of Financial Position.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and does not include advances and other concepts already disbursed since they are not future cash flows, as a result, they do not reconcile to the amounts disclosed on the Statements of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Consolidated Statements of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

June 30, 2022	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	4,625	103	40	26	40	4,834
Borrowings	61,682	10,470	2,150	115	317	74,734
Finance leases obligations	87	88	93	99	2,095	2,462
Derivative Financial Instruments	16	-	-	-	-	16
Total	66,410	10,661	2,283	240	2,452	82,046

June 30, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	4,900	171	2	-	-	5,073
Borrowings	25,268	66,631	9,338	346	304	101,887
Finance leases obligations	153	143	146	148	2,898	3,488
Derivative Financial Instruments	79	15	-	-	-	94
Total	30,400	66,960	9,486	494	3,202	110,542

See Note 20 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

(d) Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The Group’s equity is analyzed into its various components in the Consolidated Statements of Changes in Shareholders’ Equity. Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders. The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

	June 30, 2022	June 30, 2021
Gearing ratio (i)	31.99%	50.12%
Debt ratio (ii)	24.31%	32.37%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

After the merger of the Company with IRSA CP, the structure is made up of the following five segments:

-Shopping Malls

-Offices

-Hotels

-Sales and development

-Others

The “Offices and Other Rental Properties” segment is renamed “Offices” and will exclusively include the results from the company’s six buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which will include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment is incorporated, which will group the results from investments in associates and foreign companies that were previously allocated in the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

Below is the segment information which was prepared as follows:

•	The Group operates in the following segments:

o	The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o	The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.
o

 The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

o	The "Hotels" segment includes the operating results mainly comprised of room, catering and restaurant revenues.
o

 The “Others” segment includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa investments in associates such as TGLT and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

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

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Until September 2020 the Group used to report its financial performance separately in two Operations Centers. However, as described in Note 1 to the Consolidated Financial Statements as of June 30, 2020, during September 2020 the Group lost control of IDBD and, then, has reclassified the results of Operations Center in Israel to discontinued operations. As a consequence of the situation described, from October 1, 2020, the Group reports its financial performance through a single Operation Center. Segment information for the previous fiscal years has been recast for the purposes of comparability with the present fiscal year.

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statements of Income and Other Comprehensive Income for the years ended June 30, 2022, 2021 and 2020:

	June 30, 2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	25,593	(233)	6,725	-	32,085
Costs	(5,333)	91	(6,874)	-	(12,116)
Gross profit / (loss)	20,260	(142)	(149)	-	19,969
Net gain from fair value adjustment of investment properties	12,328	1,322	-	-	13,650
General and administrative expenses	(5,327)	27	-	23	(5,277)
Selling expenses	(2,242)	5	-	-	(2,237)
Other operating results, net	28	-	56	(23)	61
Profit / (loss) from operations	25,047	1,212	(93)	-	26,166
Share of profit / (loss) of associates and joint ventures	466	(821)	-	-	(355)
Segment profit / (loss)	25,513	391	(93)	-	25,811
Reportable assets	325,837	(1,939)	-	48,894	372,792
Reportable liabilities	-	-	-	(203,065)	(203,065)
Net reportable assets	325,837	(1,939)	-	(154,171)	169,727

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	16,585	(82)	4,830	(51)	21,282
Costs	(5,665)	115	(5,213)	-	(10,763)
Gross profit / (loss)	10,920	33	(383)	(51)	10,519
Net (loss) / gain from fair value adjustment of investment properties	(12,542)	(200)	-	-	(12,742)
General and administrative expenses	(5,049)	22	-	79	(4,948)
Selling expenses	(2,477)	34	-	-	(2,443)
Other operating results, net	(256)	(33)	176	(28)	(141)
Loss from operations	(9,404)	(144)	(207)	-	(9,755)
Share of loss of associates and joint ventures	(6,541)	(641)	-	-	(7,182)
Segment loss	(15,945)	(785)	(207)	-	(16,937)
Reportable assets	335,973	(2,481)	-	31,833	365,325
Reportable liabilities	-	-	-	(229,672)	(229,672)
Net reportable assets	335,973	(2,481)	-	(197,839)	135,653

	June 30, 2020
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	27,434	(150)	7,638	(54)	34,868
Costs	(6,725)	132	(7,956)	-	(14,549)
Gross profit / (loss)	20,709	(18)	(318)	(54)	20,319
Net gain from fair value adjustment of investment properties	83,728	(648)	-	-	83,080
General and administrative expenses	(5,527)	35	-	79	(5,413)
Selling expenses	(3,029)	41	-	-	(2,988)
Other operating results, net	29	42	149	(25)	195
Profit / (loss) from operations	95,910	(548)	(169)	-	95,193
Share of profit of associates and joint ventures	17,367	420	-	-	17,787
Segment profit / (loss)	113,277	(128)	(169)	-	112,980
Reportable assets (3)	1,498,210	(1,704)	-	48,303	1,544,809
Reportable liabilities (3)	(987,692)	-	-	(255,011)	(1,242,703)
Net reportable assets (3)	510,518	(1,704)	-	(206,708)	302,106

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)

Includes deferred income tax assets, income tax and minimum presumed income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8, ARS 12 and ARS 43, as of June 30, 2022, 2021 and 2020, respectively.

(3)	Includes assets and liabilities from IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of Group business for the fiscal years ended June 30, 2022, 2021 and 2020:

	June 30, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	17,334	3,041	746	4,300	172	25,593
Costs	(1,495)	(293)	(581)	(2,456)	(508)	(5,333)
Gross profit / (loss)	15,839	2,748	165	1,844	(336)	20,260
Net gain / (loss) from fair value adjustment of investment properties	553	(5,391)	17,106	-	60	12,328
General and administrative expenses	(2,862)	(341)	(1,058)	(730)	(336)	(5,327)
Selling expenses	(847)	(78)	(922)	(340)	(55)	(2,242)
Other operating results, net	(142)	(23)	(48)	(59)	300	28
Profit / (loss) from operations	12,541	(3,085)	15,243	715	(367)	25,047
Share of profit of associates and joint ventures	-	-	-	-	466	466
Segment profit / (loss)	12,541	(3,085)	15,243	715	99	25,513

Investment properties and trading properties	91,770	68,197	142,511	-	430	302,908
Investment in associates and joint ventures	-	-	-	-	11,578	11,578
Other operating assets	299	2,537	2,984	4,183	1,348	11,351
Reportable assets	92,069	70,734	145,495	4,183	13,356	325,837

IRSA Inversiones y Representaciones Sociedad Anónima

From all the revenues corresponding to the segments, ARS 25,579 are originated in Argentina, and ARS 14 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 323,901 are located in Argentina and ARS 1,936 in other countries, principally in USA for ARS 296 and Uruguay for ARS 1,630.

	June 30, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	8,727	4,401	1,271	1,510	676	16,585
Costs	(1,428)	(236)	(1,379)	(1,746)	(876)	(5,665)
Gross profit / (loss)	7,299	4,165	(108)	(236)	(200)	10,920
Net (loss) / gain from fair value adjustment of investment properties	(33,349)	9,088	11,658	-	61	(12,542)
General and administrative expenses	(2,348)	(685)	(1,164)	(699)	(153)	(5,049)
Selling expenses	(740)	(307)	(1,145)	(231)	(54)	(2,477)
Other operating results, net	(207)	(8)	(8)	(20)	(13)	(256)
(Loss) / profit from operations	(29,345)	12,253	9,233	(1,186)	(359)	(9,404)
Share of loss of associates and joint ventures	-	-	(26)	-	(6,515)	(6,541)
Segment (loss) / profit	(29,345)	12,253	9,207	(1,186)	(6,874)	(15,945)

Investment properties and trading properties	89,070	119,013	102,415	-	423	310,921
Investment in associates and joint ventures	-	-	-	-	14,609	14,609
Other operating assets	436	1,839	3,271	4,269	628	10,443
Reportable assets	89,506	120,852	105,686	4,269	15,660	335,973

(i)	Includes the result for the investment in TGLT y BHSA for ARS (3,496) and ARS (1,240) respectively, in the line “Share of loss of associates and joint ventures”.

From all the revenues included in the segments ARS 16,557 are originated in Argentina and ARS 28 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 328,863 are located in Argentina and ARS 7,110 in other countries, principally in USA for ARS 5,692 and Uruguay for ARS 1,468.

	June 30, 2020
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	14,569	5,616	2,025	4,978	246	27,434
Costs	(1,401)	(192)	(1,825)	(3,066)	(241)	(6,725)
Gross profit	13,168	5,424	200	1,912	5	20,709
Net (loss) / gain from fair value adjustment of investment properties	(5,185)	54,755	34,495	-	(337)	83,728
General and administrative expenses	(2,044)	(601)	(1,217)	(897)	(768)	(5,527)
Selling expenses	(1,751)	(185)	(502)	(566)	(25)	(3,029)
Other operating results, net	42	(20)	(111)	(49)	167	29
Profit / (loss) from operations	4,230	59,373	32,865	400	(958)	95,910
Share of profit of associates and joint ventures	-	-	-	-	17,367	17,367
Segment profit	4,230	59,373	32,865	400	16,409	113,277

Investment properties and trading properties	120,956	147,863	89,401	-	942	359,162
Investment in associates and joint ventures	-	-	1,310	-	21,529	22,839
Other operating assets	500	160	1,931	4,527	702	7,820
Reportable assets	121,456	148,023	92,642	4,527	23,173	389,821

(ii)

Includes the result for the investment in New Lipstick for ARS 18,399 in the line “Share of profit of associates and joint ventures”. Such amount under the previous classification was included in the International segment, however the CODM does not analyze it anymore as an independent segment due to the cessation of the activities of Condor and New Lipstick.

From all the revenues corresponding included in the segments ARS 26,221 are originated in Argentina, ARS 1,179 are originated in Uruguay and ARS 34 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 405,499 are located in Argentina and ARS (15,678) in other countries, principally in USA for ARS (17,121) and Uruguay for ARS 1,433.

IRSA Inversiones y Representaciones Sociedad Anónima

7. Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550, 5% of the profit in each fiscal year must be separated to constitute a legal reserve until they reach legal capped amounts (20% of the nominal value of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve. Dividends are paid across the Group’s subsidiaries based on their individual accounting statements.

Arcos del Gourmet

In December 2013, the Judicial Branch confirmed a precautionary measure that suspended the opening of the Shopping mall because it considered that it did not have certain government permits within the framework of two judicial proceedings. However, by virtue of the result of the ordinary instances of the cases, this precautionary measure was dismissed and the shopping mall has been operating for more than five years.

Notwithstanding the foregoing, one of these judicial proceedings continued its process in an extraordinary instance, as the plaintiff filed an appeal for unconstitutionality before the Superior Court of Justice of the Autonomous City of Buenos Aires. Although that appeal was initially rejected, the plaintiff filed a complaint for denied appeal and finally it was granted. Within that framework, the Superior Court of Justice of the Autonomous City of Buenos Aires decided to refer the proceedings to the Chamber so that it may issue a new sentence contemplating certain parameters set by said Court regarding the transfer of green spaces to the City. On February 14, 2019, the Chamber decided to condemn the Government of the City of Buenos Aires ("GCBA") and Arcos, providing for the partial annulment of resolution 157 / APRA / 14 at the point that it did not consider appropriate for Arcos to transfer 65% of the land for use and public utility with unrestricted access and destined "especially and preferably to the generation of new landscaped green spaces". Consequently, it was resolved that the GCBA must issue an administrative act that provides for this assignment. If it does not do so, Arcos must also comply with said assignment, either on the premises where the commercial center is currently located, be it totally or partially on land adjacent to the area. Failing to do this, Arcos del Gourmet S.A. ("Arcos") must pay, prior to the realization of an expert report to be ordered in the execution stage, the sum of money necessary in order for the Administration to proceed to the search for a property with the objective of fulfilling the aforementioned purpose. If none of the aforementioned forms of compliance are specified, the power to order will be expedited - prior intervention of the relevant experts and / or technical departments of the corresponding GCBA - the demolition of the necessary works in order to comply with the ordered assignment.

Against that judgment, an appeal for local unconstitutionality was filed on March 11, 2019 and a federal extraordinary appeal on March 15, 2019. After the relevant transfers were made, the Chamber decided to reject the appeal for unconstitutionality raised, which is why on May 29, 2019, a complaint was lodged due to an appeal of unconstitutionality denied. Said appeal is pending before the Superior Court of Justice of the City of Buenos Aires (SCJ). On June 10, 2019, said the Court urged Arcos to accompany additional documentation. This documentation consists of provisions dictated by different departments of the Government of the City of Buenos Aires. Such intimation was fulfilled in a timely manner. By virtue of this, a transfer was sent to the Attorney General's Office so that it can issue an opinion on the formal origin of the complaint, after which the aforementioned appeal will be resolved. On October 26, 2019, the Deputy Attorney General's Office ruled: “(…) admit the complaint, allow the unconstitutionality appeal filed and reject the lawsuit. (…)”. On January 22, 2022, Arcos was notified of the SCJ's resolution partially revoking the Chamber's ruling, insofar as it established demolition as the last alternative sentence given the impossibility of complying with the provisions of the Urban Planning Code. Consequently, Arcos del Gourmet SA must comply with the resolution of February 14, 2019 without this implying the demolition of the building.

Concession Status

In November 2008, the Arcos del Gourmet S.A. signed a contract with the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) for which the Company had been granted the concession to use the properties located in the jurisdiction of Estación Palermo, ex Línea San Martín - Palermo loading deck (on Juan B. Justo Avenue from Santa Fe Avenue to Paraguay Street) until December 31, 2025 (the “Arcos concession agreement”).

IRSA Inversiones y Representaciones Sociedad Anónima

Subsequently, in September 2011, a Contract for the Readjustment of this Concession was entered into with the Railway Infrastructure Administrator (ADIF in Spanish) (to which the rail assets were transferred in the jurisdiction of AABE), pursuant to the term of the Arcos concession agreement was extended until December 31, 2030. This new agreement provides for an automatic extension of 3 years and 4 months in the event that the Company complies with the agreement and ADIF so finds. Likewise, a new extension is established for an additional 3 years if the Company so declares and ADIF corroborates compliance with the obligations. This agreement established an initial monthly fee of ARS 0.2 million (plus VAT) until December 31, 2025, and ARS 0.25 million (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the end of the term of the concession.

The Argentine government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, the Company was notified, of Resolution 170/2014 revoking of the Arcos Concession agreement.

It should further be pointed out that such measure:

(i) it is not related to a breach by Arcos.

(ii) there is any interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions.

 Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of the Arcos Concession agreement be overruled. In the framework of this process, the National Government has already answered the transfer of the claim. Likewise, the administrative appeal has been withdrawn (legal imperative for having initiated legal action).

Once the evidence had been produced and the arguments made, on August 24, 2022, a judgment of first instance was issued, in which the claim for annulment was rejected, and it was affirmed that, since the contract provided the ability to terminate the agreement for reasons of opportunity and merit, the AABE’s decision to terminate to carry out urban projects was not arbitrary.

On August 25, 2022, that sentence was appealed by Arcos, so it is not final. The main grievance of the company consists of the violation of its property rights due to the untimely nature of the revocation, as well as the arbitrariness that it has been arranged before there is a specific urban project to be carried out.

At the same time, the National Government filed a lawsuit to launch Law No. 17,901 against Arcos. On May 11, the Court decided to decree the immediate release of Arcos and/or occupants and/or intruders of the properties. On May 12, 2022, Arcos appealed said resolution and that same day, the Court admitted the appeal, which is pending resolution. In turn, and due to the possibility that the eviction of the Arcos District property would be resolved in a short time, a precautionary measure was filed in order to avoid the eviction until the annulment action is resolved. On June 28, 2019, the interim precautionary measure was granted, which is why the opening of the property has been suspended. The amount of ARS 60,500,000 was set as a real surety, which was fulfilled with the constitution of a surety policy. However, it should be noted that the resolution that granted the precautionary measure has been appealed. On March 3, 2020, the CNACAF (National Chamber of Appeals in Federal Administrative Dispute) decided that since the six-month period originally established by the Court of First Instance for the validity of the precautionary measure had expired, the treatment of appeals was devoid of purpose. Faced with this resolution, an appeal for reconsideration was presented in extremis and the First Instance Courts was simultaneously requested to order the extension of the precautionary measure. On October 23, 2020, the extension of the precautionary measure for six months was resolved, which was later appealed by Playas Ferroviarias de Buenos Aires S.A. and the AABE, pending resolution of the appeal filed by both. In view of the impending expiration of the six-month period set by the Judge of First Instance when granting the precautionary measure, on March 8, 2021, the Company requested that an extension of the validity of the measure. On May 6, 2021, the precautionary measure was extended. However, this measure was appealed by Playas Ferroviarias and AABE. On September 7, 2021, the Chamber revoked the granting of the new extension to the precautionary measure. Arcos filed an extraordinary appeal against said resolution on November 17, 2021, which was denied by the Chamber.

Likewise, it has also initiated a consignment lawsuit in which Arcos del Gourmet S.A. is depositing in due time and form the rental fees corresponding to the Contract for the Readjustment of the Use and Exploitation Concession that Arcos interprets has been improperly revoked. In this process, the claim was transferred, which was answered by Trenes Argentinos with exceptions. These exceptions were answered by Arcos.

IRSA Inversiones y Representaciones Sociedad Anónima

Emprendimiento Recoleta S.A.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in Centro Cultural Recoleta, which was set to expire in November 2013.

Pursuant to Decree No. 867/10 dated November 25, 2010, a five-year extension was granted so the agreement expired on November 18, 2018.

 On April 12, 2018, ERSA was notified by the Federal National Criminal and Correctional Court No. 1, Secretariat No. 2 in the case entitled “Blaksley Enrique and others s / infraction art. 303 ” of the judicial intervention for a period of six months, ordering the appointment of collecting and informants overseers and decreeing their general inhibition of assets. On July 20, 2018 and subsequently, on August 10, 2018, ERSA received two new notifications from the same Court in which it was ordered: 1) to transfer to the Court's account 7.36% of the income received by the company for any concept and 2) designate as representatives of the minority of 46.316% in all shareholders' meetings, board meetings, the interveners. On January 8, 2019, the Federal National Criminal and Correctional Court No. 1 decreed the preventive seizure for the purpose of confiscation of 46.31% of all value obtained from the sale and / or liquidation of the assets of ERSA after deduction of taxes and any other expense. Although these measures were appealed in a timely manner, all of them are in force as of the date of these Consolidated Financial Statements.

On November 16, 2018, the Ordinary and Extraordinary General Shareholders meeting resolved the early dissolution and the beginning of the liquidation process of ERSA, appointing Messrs. Gastón Armando Lernoud and Juan Manuel Quintana as liquidator.

On December 5, 2018, the property was returned to the competent authorities, who from that date have control of the property, terminating the concession.

It should be noted that the end of ERSA’s concession has no significant impact on the Group’s Financial Statements.

IDBD

As indicated in Note 1. to these Consolidated Financial Statements, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.

We have not been formally notified of the lawsuit and, with the information currently available, the Management of the Company and its legal advisors consider that there are legal arguments for an eventual defense.

Panamerican Mall S.A.

Below is the summarized financial information of subsidiaries with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interests	% of ownership interest held by controlling interests	Book value of controlling interests
06.30.22	760	59,599	2,054	15,344	42,961	20%	8,592	80%	34,369
06.30.21	973	64,049	3,050	17,882	44,090	20%	8,818	80%	35,272

IRSA Inversiones y Representaciones Sociedad Anónima

	Revenues	Comprehensive loss for the year	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
06.30.22	3,766	(1,129)	2,415	(292)	(2,112)	11	-
06.30.21	3,230	(3,754)	1,428	(391)	(1,123)	(86)	-

The non-controlling interests of the remaining subsidiaries summarize ARS 4,309 and ARS 25,441 (out of witch ARS 1,579 corresponds to PAMSA and ARS 23,862 corresponds to IRSA CP, see Note 4.C) as of June 30, 2022 and 2021, respectively. None of these subsidiaries has a non-controlling interest that individually is considered significant for the Group.

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021
Beginning of the year	19,936	183,192
Capital contributions	1,035	69
Decrease of interest in associate (iv)	-	(71,905)
Deconsolidation (i)	-	(79,438)
Share of loss	(355)	(4,977)
Impairment (iii)	-	(1,027)
Currency translation adjustment	(473)	(5,869)
Dividends	(3,586)	-
Other comprehensive loss	-	(89)
Others	(431)	(20)
End of the year (ii)	16,126	19,936

(i)	See Note 4.G to the Consolidated Financial Statements as of June 30, 2021.
(ii)	Includes ARS (8) and ARS (12) reflecting interests in companies with negative equity as of June 30, 2022 and 2021, respectively, which are disclosed in “Provisions” (see Note 19).
(iii)	Corresponds to investment in TGLT S.A.
(iv)	Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2022 and 2021, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2022, 2021 and 2020:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	June 30, 2022	June 30, 2021	June 30, 2020	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2020
Associates and joint ventures
New Lipstick	49.96%	49.96%	49.96%	143	357	69	(787)	18,801
BHSA (1)	29.91%	29.91%	29.91%	9,665	8,792	873	(1,240)	(936)
Condor	21.70%	18.89%	18.89%	-	2,657	425	(679)	295
Quality (2)	50.00%	50.00%	50.00%	3,858	4,800	(983)	(425)	456
La Rural SA	50.00%	50.00%	50.00%	243	277	(42)	(221)	251
TGLT (3)	27.82%	27.82%	30.20%	813	1,537	(723)	(3,537)	(285)
Other joint ventures	N/A	N/A	N/A	1,404	1,516	(447)	(3,957)	2,896
Total associates and joint ventures				16,126	19,936	(828)	(10,846)	21,478

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the year	Latest financial statements issued Shareholders’ equity
Associates and joint ventures
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (42)
BHSA (1)	Argentina	Financial	448,689,072	(**) 1,500	(**) 2,920	(**) 31,251
Quality (2)	Argentina	Real estate	225,146,912	406	(1,965)	7,563
La Rural SA	Argentina	Organization of events	714,998	1	(58)	339
TGLT (3)	Argentina	Real estate	257,330,595	925	(2,950)	4,084

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is 7.78 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(3)	See Note 8 to the Consolidated Financial Statements as of June 30, 2021
(*)	Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)	Information as of June 30, 2022 according to IFRS

New Lipstick:

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognized the liability associated to the Ground Lease, as well as all assets and liabilities associated to the building and the administration as of June 30, 2020.

TGLT S.A.:

During the fiscal year ended at June 30, 2020, TGLT S.A. and the Company entered into a recapitalization agreement, based on which IRSA increased its holding in TGLT S.A. reason why it began to be considered an associate company.

During the fiscal year ended at June 30, 2021, TGLT S.A. yielded significant losses and its business was affected by different factors related to the context in which it finds itself. Therefore, the Company decided to re-evaluate the recoverability of this asset.

For this reason and considering that the events are public and have been openly disclosed to the market, it is considered that the market value of the shares is more suitable indicator to determine the value of this holding.

La Rural S.A.

 In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Argentine government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions and the obtaining of a precautionary measure for which Decree 2552/12 was suspended. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the Argentine government against the interim measure timely requested by the SRA.

Neither has IRSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in Entertainment Holdings S.A. (EHSA) or in the acquisition by IRSA of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the Executive Order 2699/91, this could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void, and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

IRSA Inversiones y Representaciones Sociedad Anónima

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 were lifted.

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While the appeal filed by SRA was filed in the Appellate court, the decision of the judge of first instance who decided to lift the precautionary measure had no effect and was suspended.

On September 17, 2015, the court of appeals revoked the decision and rejected in the motion by of the Argentine government to lift the precautionary measure and the Law N° 26,854 was declared inapplicable to the case of precautionary measures against the Government. As a result, the injunction issued on January 4, 2013 was confirmed. The National Government filed an extraordinary federal appeal and subsequently a complaint, both were dismissed, therefore, the precautionary measure was reaffirmed.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2017.

On April 21, 2016 the National Government presented itself, requested the annotation of litis as a precautionary measure, opposed the exception of incompetence, raised the inadmissibility of the declaratory action of certainty, in subsidy, proceeded to answer the complaint. It also requested the suspension of the sentence until the criminal case is resolved and opposed, as a counterclaim, a motion declare the annulment of Decree 2699/91, as well as all those acts enacted in consequence of said decree.

By order of April 29, 2016, the National Government was presented, opposed to the exception raised, the claim in subsidy was contested and the action of injuriousness filed, and it ordered the transfer of the different Government proposals to the SRA.

On the same occasion, the precautionary measure for the annotation of the requested litigation was admitted under the responsibility of the National Government regarding the individualized properties in the process.

On November 22, 2016, SRA answered the transfer of the injuriousness action filed by the National Government, which was considered as answered on December 1.

On December 21, 2016, the National Government, for its part, answered the exception of expiration opportunely opposed. Nevertheless, it was indicated that confirmation with La Rural S.A. was pending.

On June 19, 2017, the transfer of the exception of incompetence raised by the National Government was substantiated, which was answered by La Rural S.A. in June 2017. On the same occasion, SRA accused expiry of that previous exception in the terms of article 310 CPCCN, which was resolved by order of July 14, 2017.

On that occasion it was resolved to sustain the expiration filed by Sociedad Rural Argentina regarding the incident of exception of incompetence filed by the National Government. Therefore, the process was settled in the Civil and Commercial Federal jurisdiction.

On August 28, 2017, the National Government notified the transfer of the request of certain sections of the SRA's submission that answered the counterclaim and was transferred to the third party of the prescription exception opposed by the SRA at the time of answer the counterclaim. Both substations were answered by SRA and La Rural S.A. on September 4, 2017.

On October 5, 2017, the Federal Oral Criminal Court No. 2 requested the referral of the proceedings in the context of the case: "Menem, Carlos Saúl and other s / inf. Art. 261, first paragraph of the CP ". For presentations of December 2017 and March 2018, SRA requested the Oral Court to return the proceedings in order to continue with the process.

On March 27, 2018, the Court decided to convict various Administration officials, including former President Carlos S. Menem and former Minister Domingo F. Cavallo, as necessary participants in the crime of peculation. Additionally, it resolved to acquit the authorities of the imputed Argentine Rural Society and it was decided to reject the request for restitution of the property requested by the AABE, leaving the decision on that matter in the hands of the Federal Civil and Commercial Court involved. The basics of the decision were published on May 28, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

On February 27, 2020, the proceedings were considered returned to the Federal Civil and Commercial Court and the parties were ordered to notify their return.

On July 30, 2020, the SRA and La Rural S.A. were notified about the return of the proceedings.

 On August 13, 2020, the Oral Court was released to send the entirety of the evidence to the Civil Court.

On August 19, 2021, the Civil and Commercial Court decided to defer the treatment of the prescription exception opposed by Sociedad Rural with respect to the counterclaim of the government for the moment of sentencing, and also decided to reject the examination request of the paragraphs by the government. Against this last resolution, the government filed an appeal, which was admitted by resolution of September 8, 2021.Finally, on February 2, 2022, the Chamber of Appeals upheld the proposal of the government and ordered that the considerations expressed by the SRA in Chapter 8 of the presentation of the response to the action of harmfulness be omitted, considering that such response was not admitted by the procedural system. On March 7, 2022, the case was returned to the court of origin.

On May 11, 2022, the trial was opened.

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
As of 06.30.22
Associates
BHSA	241,536	79,939	280,495	8,961	32,019	29.91%	9,577	88	9,665
TGLT	7,511	12,371	8,176	7,677	4,029	27.82%	1,121	(308)	813
Joint ventures
Quality Invest (ii)	61	11,490	70	3,919	7,562	50.00%	3,781	77	3,858
.
As of 06.30.21
Associates
BHSA	188,185	116,578	256,477	19,122	29,164	29.91%	8,723	69	8,792
TGLT	8,460	19,366	8,117	12,635	7,074	27.82%	1,968	(431)	1,537
Joint ventures
Quality Invest (ii)	8	14,499	164	4,898	9,445	50.00%	4,723	77	4,800

IRSA Inversiones y Representaciones Sociedad Anónima

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
As of 06.30.22 (i)
Associates
BHSA	54,043	2,920	2,920	-	33,208	(240)	(24,583)	8,385
TGLT	4,198	(2,129)	(2,089)	-	(1,322)	4,209	(2,530)	357
Joint ventures
Quality Invest (ii)	206	(1,965)	(1,965)	-	(1)	24	(2)	21

As of 06.30.21 (i)
Associates
BHSA	47,976	(4,145)	(4,145)	-	7,081	(212)	(46,143)	(39,274)
TGLT	4,196	(3,142)	(3,155)	-	185	108	(746)	(453)
Joint ventures
Quality Invest (ii)	74	(849)	(849)	-	(97)	(7)	104	-

(i)	Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)

In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of ARS 40 million, payable in two installments of ARS 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to ARS 76 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance. On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents: 1) CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing the same Quality will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015 The amount owed (already checked and agreed between the parties) is ARS 18,926,541. and the execution of the works are described, detailed and carried out. As of June 30, 2022, the amount owed and the works are completed and paid, as well as the closing act signed. 2) COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS and that they are part of its annexes. In return, the certifications owed will be paid as follows: The total is for ARS 26,085,086: ARS 15,000,000.- are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed. As of June 30, 2022, the $15,000,000 have already been paid and the work is not yet finished (being executed by more than 85%). The balance due is $11,085,086, which will be paid at the time of provisional reception of the work, when it and the Delivery Certificate will be signed.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

The Annual Shareholders' Meeting decided to allocate 35.1 million of Class D shares of a par value of ARS 1, to an employee compensation plan pursuant to Section 67 of Law 26,831. As of June 30, 2022, BHSA has a remnant of 26.8 million of such treasury shares. As of June 30, 2022, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2022 and 2021 amounted to ARS 9,680, ARS 11,043, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 9 years as the horizon for the projection of BHSA cash flows, including perpetual value.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 15.64% in 2022 and 14.02% in 2021.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 760 for 2022 and of ARS 625 for 2021.

 The estimated value in use exceeds the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

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

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements were being executed (a heliport and a mooring), in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these Consolidated Financial Statements there has been no news about the progress of this cause.

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register in fiscal year 2019 an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2022 and 2021 were as follows:

	June 30, 2022		June 30, 2021
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	153,474	146,863	179,631	380,822
Additions	7,364	2,052	449	1,250
Capitalized leasing costs	23	19	21	15
Amortization of capitalized leasing costs (i)	(36)	(9)	(11)	(10)
Transfers / Reclassification to assets held for sale (iv)	62,350	(63,306)	(869)	-
Deconsolidation (ii)	-	-	-	(192,757)
Disposals (iii)	(29,116)	-	(35,135)	-
Currency translation adjustment	(34)	-	(20)	(20,262)
Net gain / (loss) from fair value adjustment	14,533	(883)	9,408	(22,195)
Fair value at the end of the year	208,558	84,736	153,474	146,863

(i)

As of June 30, 2022 and 2021, amortization charges of capitalized leasing costs were recognized: ARS 38 and ARS 21 in "Costs" and ARS 7 in "General and administrative expenses", respectively in the Consolidated Statements of Income and Other Comprehensive Income (Note 24).

(ii)	As of June 30, 2021 corresponds to IDBD.
(iii)	See Notes 4.A and 4.E to these Consolidated Financial Statements.
(iv)	Includes the transfer from level 3 to level 2 of Costa Urbana, see note below.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is the balance by type of investment property of the Group as of June 30, 2022 and 2021:

	06.30.2022	06.30.2021
Shopping Malls	90,142	83,331
Offices and other rental properties	74,338	122,477
Undeveloped parcels of land	127,956	88,851
Properties under development	567	5,441
Others	291	237
Total	293,294	300,337

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of those properties as of June 30, 2022 and 2021 is as follows:

	06.30.2022	06.30.2021
Córdoba Shopping (i)	2,215	2,832
Total	2,215	2,832

(i)

A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 272 million and ARS 276 million, as of June 30, 2022 and 2021, respectively, (included in “Trade and other payables” in the Consolidated Statements of Financial Position).

The following amounts have been recognized in the Consolidated Statements of Income and Other Comprehensive Income:

	06.30.2022	06.30.2021	06.30.2020
Rental and services income	27,281	18,093	28,092
Direct operating expenses	(9,191)	(7,264)	(19,909)
Development reimbursements	186	187	277
Net realized gain from fair value adjustment of investment properties (i) (ii)	13,980	17,745	2,793
Net unrealized (loss) / gain from fair value adjustment of investment properties	(330)	(30,487)	80,287

(i)

As of June 30, 2022, includes ARS 18 for the sale of Casona Hudson, ARS 83 for the sale of Merlo Land, ARS 75 for the sale of Mariano Acosta Land, ARS 113 for the sale of parking spaces in Libertador building, ARS 5,223 for the sale of Catalinas building’s floors and ARS 8,468 for the sale of República building. As of June 30, 2021, includes ARS 8,911 for the sale of Torre Boston, ARS 8,803 for the sale of Bouchard 710 and ARS 31 for the sale of parking spaces in Bouchard 557. As of June 30 ,2020 includes ARS 8 and ARS 887 for the monetary and non-monetary benefit, respectively, corresponding to the barter transaction related to Caballito Ferro land, ARS 1,413 for the sale of floors 10th and 11th of the office building “200 Della Paolera”, and ARS 485 for the deconsolidation of La Maltería S.A.

(ii)

As of June 30, 2022, ARS (9,513) corresponds to the result for changes in the fair value realized for the year ((ARS 103) from the sale of Casona Hudson, (ARS 22) from the sale of Merlo land, (ARS 25) from the sale of Mariano Acosta land, (ARS 104) from the sale of parking spaces in Libertador 498 building, (ARS 2,733) from the sale of Catalinas building and (ARS 6,526) from the sale of República building) and ARS 23,493 from the result of changes in the fair value made in previous years (ARS 121 from the Casona Hudson sale, ARS 105 from the Merlo land sale, ARS 100 from the Mariano Acosta land sale, ARS 217 from the sale of parking spaces in Libertador 498 building, ARS 7,956 from the sale of Catalinas building’s floors and ARS 14,994 from the sale of República Building). As of June 30, 2021, ARS (2,552) corresponds to the result for changes in the fair value realized for the year ((ARS 1,756) from the sale of Torre Boston, (ARS 771) from the sale of Bouchard 710 and (ARS 25) for the sale of parking spaces in Bouchard 557) and ARS 20,297 from the result of changes in the fair value made in previous years (ARS 10,667 from the Boston Tower sale and ARS 9,574 from the Bouchard 710 and ARS 56 from the Bouchard 557 sale). As of June 30, 2020, ARS 1,641 corresponds to net realized gain from fair value on investment properties for the year (ARS 228 from the sale of the Caballito Ferro land and ARS 1,413 from the sale of the “200 Della Paolera” building) and ARS 1,152 net realized gain from fair value on investment properties in previous years (ARS 667 attributable to the Caballito Ferro land and ARS 485 to the deconsolidation of La Maltería S.A.).

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

The identified buildable potentials are included in the value of the investment property based on the methodology established for other Level 2 properties:

1.	Patio Bullrich, CABA
2.	Alto Palermo, CABA
3.	Córdoba Shopping, Córdoba
4.	Alto Rosario, Rosario, Santa Fe.
5.	Beruti 3345/47, CABA.

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

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

•

Future projected income flow based on the current locations, type and quality of the properties, supported by the rental contracts that the Company has signed with its tenants. Because the Company's income arises from the higher value between a Minimum Insured Fixed Value (“VMA”) and a percentage of the sales of the tenants in each Shopping Mall, estimates of the evolution of GDP and Inflation of the Argentine economy provided by external consultants to estimate the evolution of tenant sales, which present a high correlation with these macroeconomic variables. Said macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) aimed at local and foreign specialized analysts in order to allow a systematic monitoring of the main macroeconomic forecasts in the short and medium term on the evolution of the Argentine economy.

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

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 33).

From the previous year, it is observed that the purchase and sales transactions for office buildings may be settled in Argentine Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. Consequently, the most probable scenario is that any sale of office buildings/reserves be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group prior to and after the closing of these Consolidated Financial Statements. Therefore, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

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

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.22		06.30.21		06.30.20
Description	Valuation technique	Parameters	Range fiscal year 2021 / 2019	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls (Level 3)	Discounted cash flows	Discount rate	14.53% / 12.18%	(5,864)	6,890	(6,297)	7,525	(10,474)	12,825
		Growth rate	2.4% / 2.3%	2,636	(2,234)	2,884	(2,414)	4,993	(4,077)
		Inflation	(*)	10,516	(8,704)	13,399	(11,052)	21,803	(17,936)
		Devaluation	(*)	(7,758)	9,482	(7,145)	8,732	(10,136)	12,389

(*) Fiscal year 2022: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 163.65 (corresponding to the year ended June 30, 2023) and arriving at ARS 622.06 in 2028. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 70.9% (corresponding to the year ended June 30, 2023) and stabilizes at 8.0% after 5 years.

Fiscal year 2021: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 116.94 (corresponding to the year ended June 30, 2022) and arriving at ARS 376.56 in 2027. In the long term, a nominal devaluation rate of 27.5% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.1% (corresponding to the year ended June 30, 2022) and stabilizes at 30.0% after 5 years.

Fiscal year 2020: For the next 5 years, an average ARS / US$ exchange rate with an upward trend was considered, starting at ARS 86.21 (corresponding to the year ended June 30, 2021) and arriving at ARS 243.89 in 2026. In the long term, a nominal devaluation rate of 21.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2021) and stabilizes at 23.2% after 5 years.

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation and 10% for the devaluation.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed. Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed said ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). The matter is to be resolved by the in Administrative, Tax and Consumer Relations Litigation- Room IV.

IRSA Inversiones y Representaciones Sociedad Anónima

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2022 and 2021 were as follows:

	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total
Net book amount at the June 30, 2020	10,723	12,689	1,735	52,005	15,777	92,929
Costs	23,397	29,746	11,043	248,594	31,754	344,534
Accumulated depreciation	(12,674)	(17,057)	(9,308)	(196,589)	(15,977)	(251,605)
Balances at June 30, 2020	10,723	12,689	1,735	52,005	15,777	92,929
Additions	90	331	105	953	1,236	2,715
Disposals	-	(46)	(11)	(90)	-	(147)
Deconsolidation	(10,006)	(7,027)	(1,304)	(46,443)	(13,914)	(78,694)
Reclassification to assets assets held for sale	-	(46)	-	-	-	(46)
Currency translation adjustment	(761)	(562)	(101)	(3,749)	(1,117)	(6,290)
Transfers	-	1,622	-	-	-	1,622
Depreciation charges (ii)	(46)	(702)	(146)	(2,676)	(1,720)	(5,290)
Net book amount at the June 30, 2021	-	6,259	278	-	262	6,799
Costs	-	11,603	4,121	-	949	16,673
Accumulated depreciation	-	(5,344)	(3,843)	-	(687)	(9,874)
Balances at June 30, 2021	-	6,259	278	-	262	6,799
Additions	-	282	51	-	2	335
Disposals	-	(2)	(1)	-	-	(3)
Currency translation adjustment	-	-	-	-	(3)	(3)
Transfers	-	1,492	19	-	-	1,511
Depreciation charges (ii)	-	(499)	(111)	-	(39)	(649)
Net book amount at the June 30, 2022	-	7,532	236	-	222	7,990
Costs	-	13,375	4,190	-	948	18,513
Accumulated depreciation	-	(5,843)	(3,954)	-	(726)	(10,523)
Balances at June 30, 2022	-	7,532	236	-	222	7,990

(i)	Includes furniture and fixtures and vehicles.
(ii)

As of June 30, 2022 and 2021, depreciation charges of property, plant and equipment were recognized: ARS 463 and ARS 515 in "Costs", ARS 182 and ARS 164 in "General and administrative expenses" and ARS 4 and ARS 7 in "Selling expenses", respectively in the Consolidated Statements of Income and Other Comprehensive Income (Note 24). Likewise, a charge of ARS 4,604 has been made in “Discontinued operations” as of June 30, 2021.

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2022 and 2021 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2020	4,985	2,043	10,638	17,666
Additions	-	669	651	1,320
Deconsolidation	(3,490)	(233)	(8,887)	(12,610)
Currency translation adjustment	(320)	(206)	(612)	(1,138)
Transfers	318	(318)	-	-
Disposals	(1,295)	(640)	(420)	(2,355)
At June 30, 2021	198	1,315	1,370	2,883
Additions	-	471	37	508
Currency translation adjustment	-	(157)	-	(157)
At June 30, 2022	198	1,629	1,407	3,234

	June 30, 2022	June 30, 2021
Non-current	3,041	2,696
Current	193	187
Total	3,234	2,883

(i)

Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to ARS 1,629 and ARS 1,315 as of June 30, 2022 and 2021, respectively. Additionally, the Group has contractual obligations not provisioned related to these plots of lands committed when certain properties were acquired or real estate projects were approved, and amount to ARS 953 and ARS 1,486, respectively. As of June 30, 2022, the infrastructure work regarding to sectors A and B of the property has been completed and is in the process of being received, including, among others, the coastal road, roundabouts, lights, landfills, and stormwater and sewage connections for an amount of USD 3.2 MM.

IRSA Inversiones y Representaciones Sociedad Anónima

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2022 and 2021 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance at June 30, 2020	13,899	18,789	5,961	6,095	10,401	13,288	68,433
Costs	13,899	20,742	27,805	58,450	19,494	32,913	173,303
Accumulated amortization	-	(1,953)	(21,844)	(52,355)	(9,093)	(19,625)	(104,870)
Net book amount at June 30, 2020	13,899	18,789	5,961	6,095	10,401	13,288	68,433
Additions	-	-	-	46	728	2,793	3,567
Disposals	-	-	-	-	(182)	-	(182)
Deconsolidation	(13,904)	(17,405)	(5,398)	(5,151)	(7,632)	(10,439)	(59,929)
Impairment	(66)	-	-	-	-	-	(66)
Currency translation adjustment	292	(1,338)	(427)	(446)	(1,159)	(981)	(4,059)
Amortization charges (i)	-	(46)	(136)	(544)	(1,820)	(1,282)	(3,828)
Balance at June 30, 2021	221	-	-	-	336	3,379	3,936
Costs	221	-	-	-	1,294	3,884	5,399
Accumulated amortization	-	-	-	-	(958)	(505)	(1,463)
Net book amount at June 30, 2021	221	-	-	-	336	3,379	3,936
Additions	-	-	-	-	65	38	103
Disposals	-	-	-	-	-	(471)	(471)
Impairment	-	-	-	-	(40)	-	(40)
Amortization charges (i)	-	-	-	-	(148)	(1)	(149)
Balance at June 30, 2022	221	-	-	-	213	2,945	3,379
Costs	221	-	-	-	1,319	3,451	4,991
Accumulated amortization	-	-	-	-	(1,106)	(506)	(1,612)
Net book amount at June 30, 2022	221	-	-	-	213	2,945	3,379

(i)

Amortization charge was recognized in the amount of ARS 40 and ARS 34 under "Costs", in the amount of ARS 109 and ARS 166 under "General and administrative expenses" as of June 30, 2022 and 2021, respectively in the Consolidated Statements of Income and Other Comprehensive Income (Note 24). Likewise, ARS 3,628 has been charged to the result of discontinued operations as of June 30, 2021.

13. Right-of-use assets

 Below is the composition of the Group´s right-of-use assets as of June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
Offices, shopping malls and other rental properties	17	18
Machinery and equipment	2	7
Convention center	1,223	1,305
Total Right-of-use assets	1,242	1,330
Non-current	1,242	1,330
Total	1,242	1,330

Changes in the Group´s right-of-use assets during the fiscal years ended June 30, 2022 and 2021, were as follows:

	June 30, 2022	June 30, 2021
Beginning of the year	1,330	48,913
Additions	-	1,458
Disposals	-	(136)
Amortization charges	(88)	(3,135)
Deconsolidation	-	(42,394)
Currency translation adjustment	-	(3,376)
Total	1,242	1,330

IRSA Inversiones y Representaciones Sociedad Anónima

Depreciation charge for right-of-use assets is detailed below:

	June 30, 2022	June 30, 2021
Offices, shopping malls and other rental properties	78	2,119
Telecommunications	-	485
Others	10	531
Total depreciation of right-of-use assets (i)	88	3,135

(i)

As of June 30, 2022, depreciation charges were recognized as follows: ARS 79 in "Costs" and ARS 9 in "General and administrative expenses" in the Consolidated Statements of Income and Other Comprehensive Income (Note 24). As of June 30, 2021 includes ARS 2,991 in “discontinued operations”.

Other charges to income related to right-of-use assets were as follows:

	June 30, 2022	June 30, 2021
Lease liabilities interests	(120)	(458)
Results from short-term leases	(43)	(59)

 The average discount rate and the term of liability for lease recognized as of June 30, 2022 are detailed below:

Average discount rate	Maturity date
10.61%	2023-2041

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

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2022 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2022
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	12,057	-	-	-	12,057	3,963	16,020
Investments in financial assets:
- Public companies’ securities	-	1,346	-	-	1,346	-	1,346
- Mutual fonds	-	13,870	-	-	13,870	-	13,870
- Bonds	-	3,806	-	-	3,806	-	3,806
- Others	10	265	-	-	275	-	275
Cash and cash equivalents:
- Cash at bank and on hand	10,015	-	-	-	10,015	-	10,015
- Short-term investments	-	2,761	-	-	2,761	-	2,761
Total assets	22,082	22,048	-	-	44,130	3,963	48,093

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2022
Liabilities as per Statements of Financial Position
Trade and other payables	4,440	-	-	-	4,440	7,641	12,081
Borrowings	74,734	-	-	-	74,734	-	74,734
Derivative financial instruments:
- Swaps	-	-	16	-	16	-	16
Total liabilities	79,174	-	16	-	79,190	7,641	86,831

Financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2021
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	11,858	-	-	-	11,858	8,104	19,962
Investments in financial assets:
- Public companies’ securities	-	1,600	-	-	1,600	-	1,600
- Bonds	-	4,446	-	-	4,446	-	4,446
- Investments in financial assets with quotation	16	1,048	-	79	1,143	-	1,143
Cash and cash equivalents:
- Cash at bank and on hand	1,850	-	-	-	1,850	-	1,850
- Short term investments	-	1,317	-	-	1,317	-	1,317
Total assets	13,724	8,411	-	79	22,214	8,104	30,318

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2021
Liabilities as per Statements of Financial Position
Trade and other payables	4,729	-	-	-	4,729	5,913	10,642
Borrowings	101,887	-	-	-	101,887	-	101,887
Derivative financial instruments:	-
- Swaps	-	-	94	-	94	-	94
Total liabilities	106,616	-	94	-	106,710	5,913	112,623

(i)	The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2022			As of June 30, 2021
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	12,587	(530)	12,057	15,221	(3,363)	11,858
Financial liabilities
Trade and other payables	3,910	530	4,440	1,366	3,363	4,729

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2022
Interest income	463	-	463
Interest expense	(8,171)	-	(8,171)
Interest expense on lease liabilities	(120)	-	(120)
Foreign exchange gains, net	14,406	-	14,406
Gain from repurchase of NCN	1,460	-	1,460
Fair value gain on financial assets at fair value through profit or loss	-	1,454	1,454
Interest and discount generated by operating credits	128	-	128
Gain on derivative financial instruments, net	-	33	33
Other finance costs	(463)	-	(463)
Total financial instruments (i)	7,703	1,487	9,190

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2021
Interest income	591	-	591
Interest expense	(10,511)	-	(10,511)
Interest expense on lease liabilities	(158)	-	(158)
Foreign exchange gains, net	11,512	-	11,512
Dividend income	1	-	1
Loss from repurchase of NCN	(156)	-	(156)
Fair value gain on financial assets at fair value through profit or loss	-	8,720	8,720
Interest and discount generated by operating credits	157	-	157
Loss on derivative financial instruments, net	-	(740)	(740)
Other finance costs	(1,420)	-	(1,420)
Total financial instruments (i)	16	7,980	7,996

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income	491	-	491
Interest expense	(14,114)	-	(14,114)
Interest expense on lease liabilities	(133)	-	(133)
Foreign exchange gains, net	(15,386)	-	(15,386)
Dividend income	34	-	34
Gain from repurchase of NCN	228	-	228
Fair value gain on financial assets at fair value through profit or loss	-	828	828
Interest and discount generated by operating credits	417	-	417
Loss on derivative financial instruments, net	-	(901)	(901)
Other finance costs	(923)	-	(923)
Total financial instruments (i)	(29,386)	(73)	(29,459)

(i)

Included within “Financial results, net“ in the Consolidated Statements of Income and Other Comprehensive Income, with the exception of interest and discount generated by operating assets, which are included within "Other operating results, net".

The following table presents the changes in Level 3 financial instruments as of June 30, 2022 and 2021:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Derivative financial instruments	Total
Balances at June 30, 2020	(49)	7,164	571	349	8,035
Deconsolidation	49	(7,164)	(500)	(349)	(7,964)
Currency translation adjustment	-	-	(7)	-	(7)
Gain for the year (i)	-	-	15	-	15
Balances at June 30, 2021	-	-	79	-	79
Currency translation adjustment	-	-	(8)	-	(8)
Write off	-	-	(96)	-	(96)
Gain for the year (i)	-	-	25	-	25
Balances at June 30, 2022	-	-	-	-	-

(i)	Included within “Financial results, net” in the Consolidated Statements of Income and Other Comprehensive Income.

During the fiscal year ended June 30, 2021, there were no transfers between levels of hierarchy of the fair value. During the fiscal year ended June 30, 2022, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments Swaps	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

As of June 30, 2022, there are no changes in economic or business circumstances that affect the fair value of the Group's financial assets and liabilities that were not considered in the fair value estimation.

IRSA Inversiones y Representaciones Sociedad Anónima

15. Trade and other receivables

Group’s trade and other receivables as of June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021
Sale, leases and services receivables	8,012	7,532
Less: Allowance for doubtful accounts	(853)	(1,395)
Total trade receivables	7,159	6,137
Prepaid expenses	339	1,320
Borrowings, deposits and others	4,661	6,017
Advances to suppliers	917	1,558
Tax receivables	935	1,912
Others	1,156	1,623
Total other receivables	8,008	12,430
Total trade and other receivables	15,167	18,567
Non-current	4,336	4,669
Current	10,831	13,898
Total	15,167	18,567

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 31.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

Trade accounts receivables are generally presented in the Consolidated Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	June 30, 2022	June 30, 2021
Beginning of the year	1,395	9,199
Additions (i)	250	1,238
Recovery (i)	(282)	(376)
Currency translation adjustment	73	(452)
Deconsolidation	-	(7,614)
Receivables written off during the year as uncollectable	(12)	(46)
Inflation adjustment	(571)	(554)
End of the year	853	1,395

(i)	The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statements of Income and Other Comprehensive Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2022 and 2021 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

IRSA Inversiones y Representaciones Sociedad Anónima

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation
Leases and services	391	238	649	5,607	853	7,738	96.58%
Consumer financing	-	-	-	87	-	87	1.09%
Sale of properties and developments	40	-	20	127	-	187	2.33%
Total as of June 30, 2022	431	238	669	5,821	853	8,012	100.00%

Leases and services	554	405	1,077	3,794	1,369	7,199	95.58%
Consumer financing	-	-	-	-	26	26	0.35%
Sale of properties and developments	-	-	-	307	-	307	4.07%
Total as of June 30, 2021	554	405	1,077	4,101	1,395	7,532	100.00%

16. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2022, 2021 and 2020:

	Note	06.30.2022	06.30.2021	06.30.2020
Profit / (loss) for the year		34,892	(61,641)	58,461
Profit for the year from discontinued operations		-	14,633	8,112
Adjustments for:
Income tax	21	2,770	35,540	16,505
Amortization and depreciation	24	931	1,051	1,174
Net (gain) / loss from fair value adjustment of investment properties		(13,650)	12,742	(83,080)
Gain from disposal of associates		-	(61)	-
Financial results, net		(14,298)	(10,840)	32,366
Provisions and allowances		1,560	1,846	2,035
Share of loss / (profit) of associates and joint ventures	8	355	7,182	(17,787)
Changes in operating assets and liabilities:				-
(Increase) / decrease in inventories		(7)	43	10
Decrease / (increase) in trading properties		89	(46)	(971)
Increase in restricted assets		-	-	(2,870)
(Increase) / decrease in trade and other receivables		(31)	2,483	4,680
Increase / (decrease) in trade and other payables		624	(5,553)	(735)
Increase / (decrease) in salaries and social security liabilities		31	87	(476)
Decrease in provisions		(97)	(176)	(1,309)
Net cash generated by / (used in) continuing operating activities before income tax paid		13,169	(2,710)	16,115
Net cash generated by discontinued operating activities before income tax paid		-	5,577	62,117
Net cash generated by operating activities before income tax paid		13,169	2,867	78,232

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows balances incorporated as result of business combination or deconsolidation of subsidiaries:

	June 30, 2022	June 30, 2021	June 30, 2020
Investment properties	-	192,757	383,250
Property, plant and equipment	-	78,694	(12,432)
Trading properties	-	12,610	382
Intangible assets	-	59,929	7,940
Investments in associates and joint ventures	-	79,438	6,200
Deferred income tax assets	-	931	-
Restricted assets	-	13,775	526
Income tax and MPIT credit	-	699	108
Trade and other receivables	-	115,924	(22,298)
Right-of-use assets	-	42,394	(9,795)
Investments in financial assets	-	51,889	33,359
Derivative financial instruments	-	603	(92)
Inventories	-	7,727	(6,166)
Group of assets held for sale	-	90,236	-
Borrowings	-	(697,452)	(216,942)
Lease liabilities	-	(38,857)	-
Deferred income tax liabilities	-	(26,665)	(49,767)
Trade and other payables	-	(50,426)	5,697
Lease liabilities	-	-	5,116
Provisions	-	(11,635)	141
Employee benefits	-	(1,023)	264
Derivative financial instruments	-	(1,023)	-
Salaries and social security liabilities	-	(7,260)	339
Group of liabilities held for sale	-	(47,235)	-
Income tax expense	-	(977)	(264)
Net value of deconsolidated / incorporated assets that do not affect cash	-	(134,947)	125,566
Cash and cash equivalents	-	(238,316)	(14,786)
Non-controlling interest	-	(102,520)	124,986
Goodwill	-	-	(927)
Net value of deconsolidated / incorporated assets	-	(475,783)	234,839
Seller Financed Amount	-	-	-
Net (outflow) / inflow of cash and cash equivalents	-	(475,783)	234,839

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2022, 2021 and 2020:

	06.30.2022	06.30.2021	06.30.2020
Decrease of associates and joint ventures through an increase of assets held for sale	-	-	5,101
Increase of investment properties through a decrease of financial assets	-	-	685
Increase of trading properties through an increase in borrowings	-	100	30
Increase of property, plant and equipment through an increase of trade and other payables	-	-	1,820
Increase of intangible assets through an increase of trade and other payables	12	-	1,217
Distribution of dividends in shares	-	1,193	1,451
Increase of investment properties through a decrease in trade and other receivables	-	-	69
Issuance of NCN	4,304	-	-
Decrease of property, plant and equipment through an increase of tax receivables and tax debts	-	136	-
Distribution of dividends to non-controlling interest pending payment	-	-	4,337
Decrease in borrowings through a decrease in financial assets	-	-	6,044
Increase in investment properties through an increase in trade and other payables	185	-	1,751
Increase of investment properties through an increase of borrowings	-	668	247
Increase in right-of-use assets through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	-	-	34,787
Increase in right-of-use assets through an increase in lease liabilities	-	-	19,929
Increase in intangible assets through a decrease in investment in associates	-	1,340	-
Currency translation adjustment	177	18,748	34,929
Increase in investment properties under barter agreements	3,139	-	-
Payment of non-convertible notes	633	-	-
Decrease in lease liabilities through a decrease in trade and other receivables	3	-	-
Decrease in investment properties through an increase in property, plant and equipment	1,558	-	-
Decrease in property, plant and equipment through an increase in investment properties	600	-	-
Decrease in property, plant and equipment through an increase in revaluation surplus	556	-	-
Decrease in revaluation surplus through an increase in deferred income tax liabilities	195	-	-
Increase in intangible assets through an increase salaries and social security liabilities	26	-	-
Increase in investments in associates through a decrease in investments in financial assets	865	-	-
Decrease in borrowings through a decrease in credits for trade and other receivables	441	-	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	45	-	-
Capital contributions from non-controlling interest through a decrease of borrowings	4	-	-
Capital contributions from non-controlling interest through an increase in trade and other receivables	5	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

17. Shareholders’ Equity

Share capital and share premium

The share capital of the Group is represented by common shares with a nominal value of ARS 1 per share and one vote each.

On April 12, 2021, the Company announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each common share right entitles its holder to subscribe for 0.1382465082 new common shares and to receive free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase one additional common share. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

The 80,000,000 new shares (or its equivalent 8 million GDS) offered were totally subscribed.

Likewise, 80,000,000 warrants were issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares. The exercise price of the warrants is USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue. These warrants have been considered as equity instruments.

The Company received all the funds in the amount of USD 28.8 million and issued the new shares, increasing the capital stock to 658,676,460 shares.

By Extraordinary Shareholders’ Meeting dated December 22, 2021, an increase of the capital stock of the company was approved, as a result of the merger by absorption with IRSA Propiedades Comerciales S.A. in the amount of ARS 152,158,215 through the issuance of 152,158,215 common shares of ARS 1 par value each and one vote per share. See Note 4.C to these Consolidated Financial Statements.

As of the date of these Consolidated Financial Statements, the total number of shares issued by the Company amounts to 810,879,553 shares.

Treasury shares

On March 11, 2022, the IRSA Board of Directors approved the shares buyback program issued by the Company and established the terms and conditions for the acquisition of shares issued by the Company, under the terms of Article 64 of Law No. 26,831 and the regulations of the CNV, for up to a maximum amount of ARS1,000 million and up to 10% of the capital stock, up to a daily limit of up to 25% of the average volume of daily transactions experienced by the Company's shares, jointly in the listed markets, during the previous 90 business days, and up to a maximum price of USD 7 per ADS and ARS 140 per share. Likewise, the buyback term was set at up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

As of March 31, 2022 the Company has acquired 3,808,472 common shares of ARS 1 par value each for an amount of ARS 348 million approximately, representing the 34.84% of the program. As of the date of issuance of these Consolidated Financial Statements there is no due date for the disposal of the shares acquired.

See Note 34 to these Consolidated Financial Statements, for repurchases after the closing date of the fiscal year.

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

Special reserve Resolution CNV 609/12 - Retained earnings

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to ARS 425, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40. For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to ARS 23,164, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Special reserve

The Ordinary and Extraordinary General Meeting of Shareholders on October 31, 2017 constituted a special reserve which was subsequently utilized to absorb losses and as of June 30, 2022 amounts to ARS 1,337.

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Dividends

On October 26, 2020, our shareholders held an Ordinary and Extraordinary Meeting and approved an in kind dividend distribution equivalent to ARS 484 million (representative of ARS 0.84 per share) and payable in shares of IRSA CP. Our shareholders decided to consider IRSA CP’s ’quoted price per share as of October 23, 2020, which resulted amounted ARS 320 per share. Pursuant to that shareholders’ decision, we distributed 1,512,500 common shares of IRSA CP. We reflected this transaction on our financial statements as a change in equity, which generated a reduction of the equity attributable to the controlling shareholders totalling ARS 1,189 million restated for inflation as of June 30, 2022.

During the fiscal year ended June 30, 2022 there was no distribution of dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

18. Trade and other payables

Group’s trade and other payables as of June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021
Customers´ advances (*)	3,641	2,894
Trade payables	1,599	1,687
Accrued invoices	1,179	1,409
Admission fees (*)	2,575	1,771
Other income to be accrued	96	128
Tenant deposits	67	148
Total trade payables	9,157	8,037
Taxes payable	1,329	1,120
Other payables	1,595	1,485
Total other payables	2,924	2,605
Total trade and other payables	12,081	10,642
Non-current	3,557	2,274
Current	8,524	8,368
Total	12,081	10,642

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years. The variation is mainly due to the new contracts signed and an extraordinary rent in Alto Avellaneda.

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

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total
As of 06.30.20	6,144	43	1,102	6,266	13,555
Additions (i)	151	-	46	(182)	15
Deconsolidation	(5,072)	-	(1,071)	(5,492)	(11,635)
Recovery (i)	(54)	(31)	-	-	(85)
Used during the year	(166)	-	-	(46)	(212)
Inflation adjustment	(187)	-	-	-	(187)
Currency translation adjustment	(400)	-	(77)	(546)	(1,023)
As of 06.30.21	416	12	-	-	428
Additions (i)	341	-	-	-	341
Share of loss of associates	-	(4)	-	-	(4)
Recovery (i)	(79)	-	-	-	(79)
Used during the year	(97)	-	-	-	(97)
Inflation adjustment	(195)	-	-	-	(195)
As of 06.30.22	386	8	-	-	394

	June 30, 2022	June 30, 2021
Non-Current	196	187
Current	198	241
Total	394	428

(i)	Additions and recoveries are included in "Other operating results, net".
(ii)	Corresponds to the equity interest in Puerto Retiro in 2022 and 2021. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

IRSA Inversiones y Representaciones Sociedad Anónima

20. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2022 and 2021 was as follows:

	Total as of June 30, 2022	Total as of June 30, 2021	Fair value as of June 30, 2022	Fair value as of June 30, 2021
NCN	66,216	85,081	62,411	79,987
Bank loans	1,012	5,110	1,018	5,131
Bank overdrafts	5,871	8,665	5,871	8,665
Other borrowings	1,015	2,267	1,015	2,267
AABE Debt	405	423	405	423
Loans with non-controlling interests	215	341	215	341
Total borrowings	74,734	101,887	70,935	96,814
Non-current	13,052	76,619
Current	61,682	25,268
Total	74,734	101,887

As of June 30, 2022 and 2021, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of ARS 953 and ARS 1,169, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings is as follows:

	June 30, 2022	June 30, 2021
Capital
Less than 1 year (i)	60,208	23,234
Between 1 and 2 years	10,470	66,542
Between 2 and 3 years	2,087	9,317
Between 3 and 4 years	106	272
Between 4 and 5 years	253	97
Later than 5 years	-	142
	73,124	99,604
Interest
Less than 1 year (i)	1,474	2,034
Between 1 and 2 years	-	89
Between 2 and 3 years	63	21
Between 3 and 4 years	9	74
Between 4 and 5 years	64	10
Later than 5 years	-	55
	1,610	2,283
	74,734	101,887

(i)

On July 6, 2022, the Company completed the exchange of the Series II Notes, for which it canceled and/or extended the amount of USD 239 million of said class. See Note 34 to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2022 and 2021.

	June 30, 2022
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	11,818	-	11,818
US Dollar	-	62,249	62,249
Subtotal fixed-rate borrowings	11,818	62,249	74,067
Floating rate:
Argentine Peso	418	-	418
US Dollar	-	249	249
Subtotal floating-rate borrowings	418	249	667
Total borrowings as per analysis	12,236	62,498	74,734
Total borrowings as per Statement of Financial Position	12,236	62,498	74,734

	June 30, 2021
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	16,605	-	16,605
US Dollar	-	81,573	81,573
Subtotal fixed-rate borrowings	16,605	81,573	98,178
Floating rate:
Argentine Peso	444	-	444
US Dollar	-	3,265	3,265
Subtotal floating-rate borrowings	444	3,265	3,709
Total borrowings as per analysis	17,049	84,838	101,887
Total borrowings as per Statement of Financial Position	17,049	84,838	101,887

The following describes the debt issuances made by the Group for the years ended June 30, 2022 and 2021:

Entity	Series	Issuance / expansion date	Amount in original currency	Maturity date	Interest	Principal payment	Interest payment
rate
IRSA	Series I	nov-20	USD 3.1	3/1/2023	10.00% n.a.	At expiration	Quarterly
IRSA	Series VIII	nov-20	USD 31.7	11/12/2023	10.00% n.a.	33% in November 21, 33% in November 22, 34% in November 23	Quarterly
IRSA	Series IX	nov-20	USD 80.7	3/1/2023	10.00% n.a.	At expiration	Quarterly
IRSA	Series XI	mar-21	USD 15.81	3/1/2024	5.00% n.a.	At expiration	Biannual
IRSA	Series XII	mar-21	UVAs 53.78	03/31/2024	4.00% n.a.	At expiration	Biannual
IRSA	Series XIII	aug-21	USD 58.1	08/26/2024	3.90% n.a	Biannual	Quarterly

The following table shows a detail of evolution of borrowing during the years ended June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
Balance at the beginning of the year	101,887	926,487
Borrowings	7,427	43,119
Payment of borrowings	(11,834)	(96,340)
(Payment) / Collection of short term loans, net	(999)	6,605
Interests paid	(8,204)	(23,535)
Deconsolidation	-	(697,452)
Accrued interests	7,722	19,465
Cumulative translation adjustment and exchange differences, net	22,656	(71,995)
Inflation adjustment	(42,666)	(4,455)
Reclassifications and other movements	(1,255)	(12)
Balance at the end of the year	74,734	101,887

IRSA Inversiones y Representaciones Sociedad Anónima

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

•

Series XIII: denominated in USD and payable in ARS at the applicable exchange rate for USD 58.1 at a fixed rate of 3.9%, with semiannual payments plus. The principal will be paid in three installments, counted from the date of issue: the first one - equal to 25% of the par value of the notes - payable on the date that is 12 (twelve) months after the Issue, on August 26, 2023; the second one - equal to 25% of the par value of the notes - payable on the date that is 30 (thirty) months after the Issue, on February 26, 2024 and the third one - equal to 50% of the par value of the notes - payable on the relevant due date, i.e. August 26, 2024. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

IRSA´s Series VII Non-convertible Notes Redemption

The Company resolved to early redeem the Series VII Notes maturing last January 21, 2022.

The redemption took place on November 25, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series VII Notes.

The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

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

The Argentine Tax Authority established through the resolution 5248/2022 an extraordinary payment on account of the income tax payable in 3 monthly installments, for companies that meet any of the following requirements:

(i)

The amount of the tax determined from the affidavit corresponding to the fiscal period 2021 (closing between August and December 2021) or 2022 (closing between January and July 2022), as applicable, is equal to or greater than ARS 100 million.

(ii)	The amount of the tax result that arises from the affidavit, without applying the deduction of tax losses from previous years, is equal to or greater than ARS 300 million.

The payment on account will be 25% of the base for calculating the advance if point 1 is met, or 15% of the tax result without taking into account losses from previous years if point 2 is met.

IRSA Inversiones y Representaciones Sociedad Anónima

The aforementioned payment on account may not be canceled through the compensation mechanism and, furthermore, should not be taken into account when a request for reduction of advances is made.

The expiration of the first installment is in October 2022 for those of the fiscal period 2021 and April 2023 for those of the fiscal period 2022.

The companies that would be paying the extraordinary payment on account are: IRSA, PAMSA, Fibesa and Arcos, all maturing after April 2023.

Submission of income tax presentation – IRSA

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.1 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these Consolidated Financial Statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that , in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4.1, the Company's Board of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these Consolidated Financial Statements with the computation of accrued interest amounts to ARS 1,743, and is disclosed in the item Income tax liabilities in the Consolidated Statements of Financial Position. As of the date of issuance of these Consolidated Financial Statements, the Company has not received any challenge or formal rejection by the Tax Authority.

The details of the provision for the Group’s income tax, is as follows:

	June 30, 2022	June 30, 2021	June 30, 2020
Current income tax	(16,508)	(1,571)	(633)
Deferred income tax	13,738	(33,969)	(15,539)
Minimum presumed income tax	-	-	(333)
Income tax from continuing operations	(2,770)	(35,540)	(16,505)

IRSA Inversiones y Representaciones Sociedad Anónima

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A.	0% - 40%
Bermuda / British Virgin Islands / Netherlands	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2022, 2021 and 2020:

	June 30, 2022	June 30, 2021	June 30, 2020
(Profit) / loss from continuing operations at tax rate applicable in the respective countries	(13,080)	3,442	(26,437)
Permanent differences:
Share of (profit) / loss of associates and joint ventures	(155)	(2,155)	2,189
Tax loss carryforwards recovery / (unrecognized tax loss carryforwards)	4,649	(3,872)	(2,055)
Inflation adjustment permanent difference	15,637	5,774	4,088
Tax rate differential	-	(24,902)	6,115
Non-taxable profit, non-deductible expenses and others	(328)	(131)	4,360
Fiscal transparency	-	(275)	372
Tax inflation adjustment	(9,493)	(13,421)	(5,137)
Income tax from continuing operations	(2,770)	(35,540)	(16,505)

Deferred tax assets and liabilities of the Group as of June 30, 2022 and 2021 will be recovered as follows:

	June 30, 2022	June 30, 2021
Deferred income tax asset to be recovered after more than 12 months	963	2,622
Deferred income tax asset to be recovered within 12 months	1,031	7,250
Deferred income tax assets	1,994	9,872

	June 30, 2022	June 30, 2021
Deferred income tax liability to be recovered after more than 12 months	(100,056)	(121,046)
Deferred income tax liability to be recovered within 12 months	(452)	(830)
Deferred income tax liability	(100,508)	(121,876)
Deferred income tax liabilities, net	(98,514)	(112,004)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2022 and 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.21	Charged / (Credited) to the statements of income	Revaluation surplus reserve	06.30.22
Assets
Investment properties and Property, plant and equipment	838	(793)	-	45
Trade and other payables	1,234	279	-	1,513
Tax loss carry-forwards	382	82	-	464
Borrowings	1,765	(1,594)	-	171
Trade and other receivables	4,814	(5,008)	-	(194)
Others	839	(844)	-	(5)
Subtotal assets	9,872	(7,878)	-	1,994
Liabilities
Investment properties and Property, plant and equipment	(94,812)	5,809	(248)	(89,251)
Trade and other receivables	(5,393)	5,011	-	(382)
Investments	(4)	(27)	-	(31)
Tax inflation adjustment	(21,318)	11,106	-	(10,212)
Borrowings	3	(3)	-	-
Intangible assets	(123)	(557)	-	(680)
Others	(229)	277	-	48
Subtotal liabilities	(121,876)	21,616	(248)	(100,508)
Assets (Liabilities), net	(112,004)	13,738	(248)	(98,514)

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.20	Currency translation adjustment	Charged / (Credited) to the Consolidated Statements of Income and Other Comprehensive Income	Revaluation surplus reserve	Deconsolidation	Incorporation by business combination	06.30.21
Assets
Investment properties and Property, plant and equipment	730	121	92	-	(105)	-	838
Trade and other payables	13,096	3,995	(80)	-	(15,777)	-	1,234
Tax loss carry-forwards	21,049	3,804	(9,649)	-	(14,822)	-	382
Borrowings	379	-	1,386	-	-	-	1,765
Trade and other receivables	162	-	4,652	-	-	-	4,814
Others	3,834	856	(438)	-	(3,475)	62	839
Subtotal assets	39,250	8,776	(4,037)	-	(34,179)	62	9,872
Liabilities
Investment properties and Property, plant and equipment	(127,242)	(2,447)	(11,825)	(136)	46,838	-	(94,812)
Trade and other receivables	(2,271)	-	(3,122)	-	-	-	(5,393)
Investments	(175)	-	171	-	-	-	(4)
Tax inflation adjustment	(10,644)	-	(10,674)	-	-	-	(21,318)
Borrowings	(2,350)	(779)	154	-	2,978	-	3
Intangible assets	(5,895)	(1,934)	275	-	7,431	-	(123)
Others	2,424	(862)	(4,457)	-	2,666	-	(229)
Subtotal liabilities	(146,153)	(6,022)	(29,478)	(136)	59,913	-	(121,876)
Assets (Liabilities), net	(106,903)	2,754	(33,515)	(136)	25,734	62	(112,004)

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

As of June 30, 2022, the Group's recognized tax loss carry forward prescribed as follows:

Date	Total
2022	9
2023	130
2024	261
2025	441
2026	308
2027	747
Total	1,896

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as at June 30, 2022, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 185 as of June 30, 2022 and ARS 3,056 as of June 30, 2021. Although the Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA Inversiones y Representaciones Sociedad Anónima

22. Leases

The Group as lessee

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 30).

The future minimum payments that the Group must pay under leases are as follows:

	June 30, 2022	June 30, 2021	June 30, 2020
No later than one year	-	-	5,685
Later than one year and not later than five years	-	-	12,971
Later than five years	-	-	5,907
	-	-	24,563

The Group as lessor

Leases:

In the Shopping Malls segment and Offices segment, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, operating lease agreements with lessees of Shopping Malls generally include escalation clauses and contingent payments. Income from leases are recorded in the Statement of Income and Other Comprehensive Income under rental and service income in all of the filed fiscal years.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	June 30, 2022	June 30, 2021	June 30, 2020
No later than one year	2,709	6,597	1,796
Later than one year and not later than five years	7,066	13,215	50,938
Later than five years	1,274	3,716	23,899
	11,049	23,528	76,633

Revenues from contingent rent for the fiscal years ended June 30, 2022, 2021 and 2020 were as follows:

	June 30, 2022	June 30, 2021	June 30, 2020
Contingent rent	8,296	2,360	3,604

23. Revenues

	June 30, 2022	June 30, 2021	June 30, 2020
Rental and services income	27,281	18,093	28,092
Sales of trading properties and developments	505	1,679	1,796
Revenue from hotels operation and tourism services	4,299	1,510	4,980
Total Group’s revenues	32,085	21,282	34,868

IRSA Inversiones y Representaciones Sociedad Anónima

24. Expenses by nature

The Group disclosed expenses in the Consolidated Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2022, 2021 and 2020:

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2022
Cost of sale of goods and services	609	-	-	609
Salaries, social security costs and other personnel expenses	4,311	2,012	151	6,474
Depreciation and amortization	620	307	4	931
Fees and payments for services	252	675	505	1,432
Maintenance, security, cleaning, repairs and others	3,497	445	3	3,945
Advertising and other selling expenses	1,327	-	312	1,639
Taxes, rates and contributions	1,092	213	1,277	2,582
Director´s fees	-	1,316	-	1,316
Leases and service charges	257	84	7	348
Allowance for doubtful accounts, net	-	-	(32)	(32)
Other expenses	151	225	10	386
Total as of June 30, 2022	12,116	5,277	2,237	19,630

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2021
Cost of sale of goods and services	1,639	-	-	1,639
Salaries, social security costs and other personnel expenses	3,671	1,896	239	5,806
Depreciation and amortization	675	367	9	1,051
Fees and payments for services	208	374	484	1,066
Maintenance, security, cleaning, repairs and others	2,754	448	4	3,206
Advertising and other selling expenses	587	-	66	653
Taxes, rates and contributions	837	204	1,290	2,331
Director´s fees	-	1,386	-	1,386
Leases and service charges	310	59	23	392
Allowance for doubtful accounts, net	-	-	318	318
Other expenses	82	214	10	306
Total as of June 30, 2021	10,763	4,948	2,443	18,154

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2020
Cost of sale of goods and services	1,540	-	-	1,540
Salaries, social security costs and other personnel expenses	4,692	1,968	330	6,990
Depreciation and amortization	800	369	5	1,174
Fees and payments for services	369	928	108	1,405
Maintenance, security, cleaning, repairs and others	4,247	558	8	4,813
Advertising and other selling expenses	1,269	-	169	1,438
Taxes, rates and contributions	1,112	220	1,530	2,862
Director´s fees	-	1,005	-	1,005
Leases and service charges	328	57	48	433
Allowance for doubtful accounts, net	-	-	761	761
Other expenses	192	308	29	529
Total as of June 30, 2020	14,549	5,413	2,988	22,950

IRSA Inversiones y Representaciones Sociedad Anónima

25. Cost of goods sold and services provided

	Total as of June 30, 2022	Total as of June 30, 2021	Total as of June 30, 2020
Inventories at the beginning of the year (*)	3,001	29,200	24,625
Purchases and expenses	12,631	2,278	141,883
Capitalized finance costs	-	-	30
Currency translation adjustment	(157)	(9,485)	20,350
Transfers	-	(502)	495
Deconsolidation	-	(7,727)	(382)
Incorporated by business combination	-	-	651
Inventories at the end of the year (*)	(3,359)	(3,001)	(29,200)
Total costs	12,116	10,763	158,452

The following table presents the composition of the Group’s inventories for the years ended June 30, 2022 and 2021:

	Total as of June 30, 2022	Total as of June 30, 2021
Real estate	3,234	2,883
Others	125	118
Total inventories at the end of the year (*)	3,359	3,001

(*) Includes trading properties and inventories.

26. Other operating results, net

	June 30, 2022	June 30, 2021	June 30, 2020
Result from purchase / sale of subsidiary and associates	-	59	(15)
Donations	(150)	(223)	(244)
Lawsuits and other contingencies	(276)	(142)	(269)
Administration fees	37	16	37
Interest and discount generated by operating credits	128	157	417
Others	322	(8)	269
Total other operating results, net	61	(141)	195

27. Financial results, net

	June 30, 2022	June 30, 2021	June 30, 2020
Finance income:
- Interest income	463	591	491
- Dividend income	-	1	34
Total finance income	463	592	525
Finance costs:
- Interest expenses	(8,291)	(11,437)	(14,524)
- Other finance costs	(902)	(1,299)	(923)
Subtotal finance costs	(9,193)	(12,736)	(15,447)
Capitalized finance costs	-	768	277
Total finance costs	(9,193)	(11,968)	(15,170)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	1,454	8,720	828
- Exchange rate differences, net	14,406	11,512	(15,386)
- Gain / (loss) from repurchase of NCN	1,460	(156)	228
- Gain / (loss) from derivative financial instruments, net	33	(740)	(901)
- Other financial results	439	(121)	-
Total other financial results	17,792	19,215	(15,231)
- Inflation adjustment	2,789	(2,370)	(26)
Total financial results, net	11,851	5,469	(29,902)

28. Earnings per share

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

	June 30, 2022	June 30, 2021	June 30, 2020
Weighted - average outstanding shares	809	588	575
Adjustments for calculation of diluted earnings per share
Treasury shares	2	-	2
Warrants	80	-	-
Weighted - average diluted common shares	891	588	577

IRSA Inversiones y Representaciones Sociedad Anónima

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year.

	June 30, 2022	June 30, 2021	June 30, 2020
Profit / (loss) for the year of continuing operations attributable to equity holders of the parent	34,552	(37,515)	49,084
Loss for the year of discontinued operations attributable to equity holders of the parent	-	(11,562)	(13,984)
Profit / (loss) for the year attributable to equity holders of the parent	34,552	(49,077)	35,100
Weighted average number of common shares outstanding	809	588	575
Basic earnings per share	42.73	(83.41)	61.00

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares and, as of fiscal year 2021, warrants associated with incentive plans with potentially dilutive effect.

	June 30, 2022	June 30, 2021	June 30, 2020
Profit / (loss) for the year of continuing operations attributable to equity holders of the parent	34,552	(37,515)	49,084
Loss for the year of discontinued operations attributable to equity holders of the parent	-	(11,562)	(13,984)
Profit / (loss) for the year per share attributable to equity holders of the parent	34,552	(49,077)	35,100
Weighted average number of common shares outstanding	891	588	579
Diluted earnings per share	38.79	(83.41)	60.66

29. Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentives plan (“Incentive Plan”), created in September 30, 2011, which is aimed at certain employees, directors and top management of the Company and Cresud (the “Participants”). Engagement was voluntary and by invitation of the Board of Directors.

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

Regarding the shares to be delivered by Cresud to the employees of the company, and for the shares to be delivered by IRSA to Cresud employees, the Group accounts the active or passive position measured at the closing date of the financial statements.

For the fiscal years ended June 30, 2021, the Group has incurred a charge related to the Incentive Plan of ARS 1.0.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2022	June 30, 2021	June 30, 2020
At the beginning	2.1	2.4	2.8
Granted	-0.1	-0.3	-0.4
At the end	2	2.1	2.4

IRSA Inversiones y Representaciones Sociedad Anónima

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 25.3 per share of IRSA. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

Defined contribution plan

The Group operates a defined contribution plan (the “Plan”) which covers certain selected managers. The Plan was effective as from January 1, 2006. Participants can make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

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

Contributions made by the Group under the Plan amount to ARS 101 and ARS 94 for the fiscal years ended June 30, 2022 and 2021, respectively.

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

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed, except that such remunerations were expressly agreed by the Shareholders' Meeting, for which purpose the matter must be included as one of the items on the agenda.

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

Senior Management remuneration

The members of the Group’s senior management are appointed and removed by the Board of Directors and perform functions in accordance with the instructions delivered by the Board itself.

IRSA Inversiones y Representaciones Sociedad Anónima

The Company’s Senior Management is composed of as follows:

Name	Date of Birth	Position	Current position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Arnaldo Jawerbaum	08/13/1966	Operating Manager	2022
Jorge Cruces	11/07/1966	Investment Manager	2020
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011

The total remuneration paid to members of senior management for their functions consists of a fix salary that takes account of the manager's backgrounds capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of senior management participate in defined contributions and share-based incentive plans that are described in Note 29.

The aggregate compensation to the Senior Management for the year ended June 30, 2022 amounts to ARS 77.

Corporate Service Agreement with Cresud

Considering that IRSA and Cresud have operating overlapping areas, the Board of Directors considered it convenient to implement alternatives that allow reducing certain fixed costs of its activity, in order to reduce its impact on operating results, taking advantage of and optimizing the individual efficiencies of each of the companies in the different areas that make up the operational administration.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP. On December 22, 2021, were held the shareholders' meeting approving the merger by absorption of IRSA and IRSA CP, for which IRSA, in its capacity as absorbing company, is the successor of all the rights and obligations assumed by IRSA CP by the Framework Agreement. The last modification to the Framework Agreement was made on July 12, 2022.

Under this Framework Agreement, corporate services are currently provided for different areas including: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance and others.

Under this agreement, the companies entrusted to an external consultant the semi-annual review and evaluation of the criteria used in the process of apportionment of costs to be settled for corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

It should be noted that the operation under comment allows Cresud and IRSA to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

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

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us and Cresud.

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

The following is a summary presentation of the balances with related parties as of June 30, 2022 and 2021:

Item	June 30, 2022	June 30, 2021
Trade and other receivables	4,382	4,888
Investments in financial assets	2,834	2,583
Borrowings	(166)	(1,479)
Lease liabilities	-	(10)
Trade and other payables	(1,114)	(740)
Total	5,936	5,242

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	June 30, 2022	June 30, 2021	Description of transaction	Item
New Lipstick LLC	30	38	Reimbursement of expenses receivable	Trade and other receivable
Condor	-	902	Public companies securities	Trade and other receivable
	-	469	Loans granted	Trade and other receivable
	-	8	Others	Trade and other receivable
	-	79	Others	Investment in financial assets
Comparaencasa Ltd.	273	-	Other investments	Investments in financial assets
	(41)	-	Others	Trade and other payables
Galerias Pacifico	703	214	Others	Trade and other receivable
Lipstick Management LLC	-	(262)	Loans obtained	Borrowings
Metropolitan 885 Third Av. LLC (1)	-	(774)	Loans obtained	Borrowings
La Rural S.A.	246	120	Loans granted	Trade and other receivable
	204	335	Dividends	Trade and other receivable
	(5)	-	Others	Trade and other payables
	4	-	Others	Trade and other receivable
	-	(21)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	1	3	Reimbursement of expenses receivable	Trade and other receivable
	(61)	(60)	Loans obtained	Borrowings
	7	10	Leases and/or rights of use receivable	Trade and other receivable
	-	(3)	Unpaid contributions	Trade and other payables
	19	10	Management Fee	Trade and other receivable
	(63)	(172)	NCN	Borrowings
	(42)	(120)	Others	Trade and other payables
	50	40	Others	Trade and other receivable
	1	2	Share based payments	Trade and other payables
	-	(10)	Lease liabilities	Lease liabilities
	-	11	Loans granted	Trade and other receivable
Total associates and joint ventures	1,326	819
Cresud	5	21	Reimbursement of expenses receivable	Trade and other receivable
	(416)	(146)	Corporate services receivable	Trade and other payables
	2,561	2,504	NCN	Investment in financial assets
	(205)	(236)	Others	Trade and other payables
	(3)	(5)	Share based payments	Trade and other payables
Total parent company	1,942	2,138
Futuros y Opciones S.A.	-	(156)	Loans obtained	Borrowings
	2	5	Others	Trade and other receivable
Helmir S.A.	(42)	(52)	NCN	Borrowings
Total subsidiaries of parent company	(40)	(203)
Directors	(364)	(207)	Fees for services received	Trade and other payables
	603	8	Advances	Trade and other receivable
Yad Levim LTD (2)	2,209	2,638	Loans granted	Trade and other receivable
Others (3)	(13)	(2)	Leases and/or rights of use receivable	Trade and other payables
	-	(3)	Loans obtained	Borrowings
	274	25	Others	Trade and other receivable
	(14)	-	Others	Trade and other payables
	(12)	(2)	Management Fee	Trade and other payables
	25	31	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	2,708	2,488
Total at the end of the year	5,936	5,242

(1)	On January 31, 2022 Metropolitan 885 3rd Av, LLC was liquidated.
(2)	On March 22, 2022 the loan between Tyrus S.A. and YAD LEVIIM LTD was renovated fot 2 more years preserving the same conditions.
(3)	Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2022, 2021 and 2020:

Related party	June 30, 2022	June 30, 2021	June 30, 2020		Description of transaction
BACS	58	128	126		Financial operations
Metropolitan 885 Third Av. LLC (1)	31	25	(11)		Financial operations
BHN Vida S.A	25	25	25		Leases and/or rights of use
BHN Seguros Generales S.A.	24	10	25		Leases and/or rights of use
Lipstick Management LLC	20	14	(36)		Financial operations
Comparaencasa Ltd.	192	-	-		Financial operations
La Rural S.A.	-	(25)	-		Leases and/or rights of use
Condor	27	418	-		Financial operations
Otras asociadas y negocios conjuntos	136	19		82	Financial operations
	(14)	(13)	23		Leases and/or rights of use
	31	-	(323)		Corporate services
Total associates and joint ventures	530	601	(89)
Cresud	61	59	48		Leases and/or rights of use
	(1,139)	(1,169)	(1,154)		Corporate services
	(25)	540	551		Financial operations
Total parent company	(1,103)	(570)	(555)
Helmir	1	157	-		Financial operations
Total subsidiaries of parent company	1	157	-
Directors	(1,316)	(1,386)	(1,005)		Fees and remunerations
Senior Management	(77)	(72)	(74)		Fees and remunerations
Yad Leviim LTD	113	-	-		Corporate services
Otras (2)	6	-	-		Corporate services
	10	(26)	-		Leases and/or rights of use
	17	(3)	-		Financial operations
	(63)	(87)	-		Donations
	(15)	-	(57)		Fees and remuneration
	(49)	(49)	(72)		Legal services
Total others	(1,374)	(1,623)	(1,208)
Total at the end of the year	(1,946)	(1,435)	(1,852)

(1)   On January 31, 2022 Metropolitan 885 3rd Av, LLC was liquidated.

(2)   It includes Isaac Elsztain e Hijos, CAMSA, Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel & Viñes, and Fundación IRSA.

The following is a summary of the transactions with related parties for the years ended June 30, 2022 and 2021:

Related party	June 30, 2022	June 30, 2021	Description of the operation
Cresud	-	289	Dividends granted
Total dividends distribution	-	289
Quality	41	(49)	Capital contributions
Condor	865	-	Exchange of shares
Puerto Retiro	-	(20)	Capital contributions
Comparaencasa	129	-	Capital contributions
Total capital contributions	1,035	(69)
Condor	3,586	-	Dividends received
Total other transactions	3,586	-

IRSA Inversiones y Representaciones Sociedad Anónima

31. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (3)	Amount (1)	Peso exchange rate (2)	Total as of 06.30.22	Total as of 06.30.21
Assets
Trade and other receivables
US Dollar	27	125.03	3,413	5,329
Euros	-	130.88	11	39
Receivables with related parties:
US Dollar	18	125.23	2,264	3,152
Total trade and other receivables			5,688	8,520
Investments in financial assets
US Dollar	14	125.03	1,723	1,107
Pounds	1	130.95	98	164
New Israel Shekel	16	35.93	574	1,000
Investments with related parties:
US Dollar	23	125.23	2,864	3,676
Total investments in financial assets			5,259	5,947
Cash and cash equivalents
US Dollar	74	125.03	9,224	1,728
Euros	-	130.88	1	2
Total cash and cash equivalents			9,225	1,730
Total Assets			20,172	16,197

Liabilities
Trade and other payables
US Dollar	9	125.23	1,073	1,983
Euros	-	131.40	1	52
Payables to related parties:
US Dollar	-	125.23	60	87
Total Trade and other payables			1,134	2,122
Borrowings
US Dollar	499	125.23	62,503	82,145
Borrowings with related parties
US Dollar	1	125.23	139	2,386
Total Borrowings			62,642	84,531
Derivative financial instruments
US Dollar	-	125.23	16	95
Total derivative financial instruments			16	95
Lease liabilities
US Dollar	9	125.23	1,115	1,282
Lease liabilities with related parties
US Dollar	-	125.23	-	10
Total lease liabilities			1,115	1,292
Total Liabilities			64,907	88,040

(1)	Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2)	Exchange rate as of June 30, 2022, according to Banco Nación Argentina records.
(3)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

32. Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC which were deconsolidated in previous years (see Note 4.G to the Consolidated Financial Statements as of June 30, 2021) and the results of the comparative fiscal years have been reclassified.

	June 30, 2022	June 30, 2021	June 30, 2020
Revenues	-	62,057	255,065
Costs	-	(50,353)	(182,872)
Gross profit	-	11,704	72,193
Net loss from fair value adjustment of investment properties	-	(45)	(7,363)
General and administrative expenses	-	(7,143)	(24,309)
Selling expenses	-	(6,805)	(33,302)
Impairment of associates and joint ventures	-	-	(6,084)
Other operating results, net	-	2,322	879
Profit from operations	-	33	2,014
Share of profit of associates and joint ventures	-	1,178	3,567
Profit before financial results and income tax	-	1,211	5,581
Finance income	-	862	3,316
Finance cost	-	(11,316)	(41,940)
Other financial results	-	749	(19,789)
Financial results, net	-	(9,705)	(58,413)
Loss before income tax	-	(8,494)	(52,832)
Income tax	-	454	(413)
Loss from operations that are discontinued	-	(8,040)	(53,245)
(Loss) / gain for loss of control	-	(6,593)	45,133
Loss from discontinued operations	-	(14,633)	(8,112)

(Loss) / profit for the year from discontinued operations attributable to:
Equity holders of the parent	-	(11,562)	(13,984)
Non-controlling interest	-	(3,071)	5,872
Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	(19.65)	(24.30)
Diluted	-	(19.65)	(24.30)

IRSA Inversiones y Representaciones Sociedad Anónima

33. Other relevant events of the year

Ordinary Shareholders’ Meeting

On October 21, 2021, the Ordinary Shareholders’ Meeting approved among others:

-

Partially write off the special reserve in the amount of ARS 30,693 which, restated for inflation, amounts to the sum of ARS 50,332, and use it for the total absorption of the negative result for the fiscal year ended June 30, 2021.

Warrants exercise

During the present fiscal year, certain warrant holders exercised their right to acquire additional shares. As of June 30, 2022, USD 19,837 was received, for a converted warrants of 44,878 to common shares.

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

The main indicators of the Argentine economy are described below:

•

In June 2022, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 6.4% compared to the same month of 2021, and 1.1% compared to the previous month.

•

The annual retail inflation reached 63.98% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in July 2022, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 90.2% i.a. for December 2022 and 76.6% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 3.4%.

•

In the period from June 2021 to June 2022, the Argentine peso depreciated 30.8% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of June 30, 2022, there is an exchange gap of approximately 99.3% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group’s ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

On March 3, 2022, the Central Bank of the Argentine Republic (“BCRA”) published the Communication “A” 7466 which establishes that those who register financial debts with capital maturities in foreign currency scheduled between June and December 2022, must submit a refinancing plan to the BCRA based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount due in the indicated period above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market.

After the end of the fiscal year, on July 21, 2022, the BCRA published the Communication “A” 7552 through which it includes within the limit of USD 100,000 in available liquid foreign assets that entities may have to access the Foreign Exchange Market, the holding of Argentine deposit certificates representing foreign shares (“Cedears”). Likewise, the rule establishes that the holding of Cedears acquired until 07.21.2022 that exceed said combined limit of USD 100,000 may be held until 08.19.2022. After this period, the companies must get rid of the Cedears positions when they exceed the indicated limit.

IRSA Inversiones y Representaciones Sociedad Anónima

COVID-19 Pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, approximately 9,500,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non- essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company’s shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, operating since December 2020, the sector is recovering thanks to domestic tourism and the government’s incentives to promote it after the prolonged restrictions on air flows that directly affected the influx of international tourism.

The effects of the coronavirus pandemic are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months. The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group’s businesses.

34. Subsequent events

Series XIV Notes (Exchange of Series II Notes)

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

Shares Buyback Program extension and completion

As a subsequent event, on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

“Della Paolera 261” floor sale

On August 17, the Company has sold and transferred one floor of the tower “200 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

