Form 20-F
period 2023-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2023-10-20
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

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

Tel.: +(5411) 4323-7449 - ir@irsa.com.ar

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 811,137,457.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If  securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board included in this filing: ☒	Other ☐

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires Argentina	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADS” or “ADSs”: American Depositary Shares;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2023 and 2022 and for the years ended June 30, 2023, 2022 and 2021, and the notes thereto;
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of IRSA Inversiones y Representaciones S.A.;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“Caja de Valores”: Caja de Valores S.A.;
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV;
•	“Code”: Internal Revenue Code of 1986, as amended;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the novel coronavirus, pneumonia originating in Wuhan, China;
•	“COPREC”: Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo);
•	“CPI”: Cumulative Variation of the Consumers Prices Index;
•	“CPF”: Collective Promotion Fund;
•	“Credit Card Law”: Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361;
•	“CRESUD”: Cresud S.A.C.I. F. y A.;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“Deposit Agreement”: the deposit agreement, dated as of as of May 24, 1994, as amended and restated as of December 12, 1994, as amended and restated as of November 15, 2000, between us and the GDS Depositary
•	“Dolphin B.V”: Dolphin Netherlands B.V.;
•	“Edenor”: Empresa Distribuidora y Comercializadora Norte S.A.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Fair Price Provision”: fair price provision included to the Company’s bylaws;
•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“FPC”: Building administration expenses and collective promotion funds (Fondo de Promoción Colectiva);
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad Autónoma de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDRs”: Global Depositary Receipts, which represent the GDSs;

i

•	“GDSs”: Global Depositary Shares each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement;
•	“GDS Depositary”: The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“HASAU”: Hoteles Argentinos S.A.U.;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment;
•	“IFRS”: International Financial Reporting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“IMF”: International Money Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA” or “the Company”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MAE”: Mercado Abierto Electrónico S.A.;
•	“MERCOSUR”: Common Market of the South;
•	“Metropolitan”: Metropolitan 885 3rd Ave;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Pamsa”: Panamerican Mall S.A.;
•	·“Paris Club 2014 Settlement Agreement”: settlement agreement reached by Argentina with the Paris Club members on May 29, 2014;
•	“PASO”: Mandatory and simultaneous open primary elections (Elecciones primarias abiertas simultáneas y obligatorias);
•	“PEN”: National Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“PROCREAR”: Argentine Bicentennial Credit Program for Single Family Housing (“Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar”);
•	“Program”: Global Note Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, to be paid in cash and/or in kind for a maximum outstanding amount of up to USD 750,000,000 or its equivalent in other currencies or value units, as approved by the shareholders’ meeting dated March 20, 2019;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“Restructuring Unit Law”: Law No. 26,177;
•	“SAF Agreement”: agreement executed between Argentina and the IMF on January 28, 2022 to refinance indebtedness;
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“TAP”: Tax on Personal Assets;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAT”: Value Added Tax;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2013 COSO Report”: Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission;
•	“2022 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on March 11, 2022 by the Board of Directors;
•	“2023 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on June 15, 2023 by the Board of Directors.

ii

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina (including as a result of the presidential, provincial and congressional elections which will take place in Argentina on October 22, 2023), Latin America, other developed and/or emerging markets;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, including volatility in domestic and international financial markets;

•	inflation and interest rates;

•	impact of the variants of Covid-19 and the spread of other infectious diseases on our business;

•	fluctuations in the exchanges rates of the Peso and in the prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulation and changes in law or in the interpretation by courts;

•	price fluctuations in the real estate market;

•	political, civil and armed conflicts;

•	risks related to climate change;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations in the aggregate principal amount of Argentine public debt outstanding and default on Argentina’s of sovereign debt;

•	the impact of the agreement with the IMF and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies and other exchange controls;

iii

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration of regional, national or global businesses and economic conditions;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	the implementation of a possible tax reform and/or an increase and/or creation of taxes;

•	changes in current regulations related to urban and commercial leases;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	fluctuations and declines in the exchange rate of the Peso and the U.S. dollar against other currencies; and

•	the risk factors discussed under “Risk Factors”.

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

References to “GDSs” are to the Global Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement, between us, The Bank of New York, as depositary (the “GDS Depositary”), and the owners and holders of the GDSs issued from time to time thereunder, and references to “GDRs” are to the Global Depositary Receipts, which represent the GDSs.

iv

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with IFRS, as issued by the IASB and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our audited Consolidated Financial Statements as of June 30, 2023 and 2022 and for the years ended June 30, 2023, 2022 and 2021, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-90 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 19, 2023 and have been audited by Price Waterhouse & Co S.R.L.,Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the Argentine Peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in Argentine Pesos.

IAS 29 requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

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

We have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 256.70 per USD 1.00 as of June 30, 2023. The average seller exchange rate for fiscal year 2023, quoted by Banco de la Nación Argentina was ARS 179.84. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 350.10 per USD 1.00 as of October 18, 2023. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of our operations.”

v

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (“m2”, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., gross leasable area of buildings (GLA)), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

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

vi

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the MULC by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2021	95.62	70.42	83.81	95.62
June 30, 2022	125.13	95.66	105.27	125.13
June 30, 2023	256.50	125.35	179.71	256.50
Month ended:
July 31, 2023	275.05	257.70	266.23	275.05
August 31, 2023	349.60	275.95	321.75	349.50
September 30, 2023	349.60	349.45	349.50	349.45
October, 2023 (through October 18, 2023)	349.60	349.45	349.56	349.60

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	We depend on macroeconomic and political conditions in Argentina.

•	The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.

•	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

•	The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors.

Risks Relating to our Business

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	We could be adversely affected by decreases in the value of our investments.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

•	Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

•	The increasingly competitive real estate sector in Argentina may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

Risks Relating to our Investment in Banco Hipotecario

•	The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

•	Banco Hipotecario issues debt in the local and international capital markets as one of its sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to our GDSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and GDSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions and our ability to pay dividends is limited by law and our by-laws.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

•	The warrants are exercisable under limited circumstances and will expire.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions: (i) according to the data published by the INDEC in 2022 and 2023, for the fiscal years ended June 30, 2021 and 2022, Argentina’s real GDP increased by 10.4% compared to the year ended June 30, 2020, and increased by 5.2% compared to the year ended June 30, 2021, respectively; (ii) continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth; (iii) inflation remains high and may continue at those levels in the future; (iv) investment as a percentage of GDP remains low to sustain the growth rate of the past decades; (v) protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy; (vi) energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption; (vii) unemployment and informal employment remain high; and (viii) the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially affect our financial condition and results of operation or cause the market value of our GDSs and our common shares to decline. Moreover, Argentina’s economic growth was severely impacted as a consequence of the Covid-19 pandemic. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.”

We cannot assure you that a decline in economic growth will not adversely affect our business, financial condition or results of operation and cause the market value of our GDSs and our common shares to decline.

The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.

The Argentine economy is subject to the effects of uncertainty over political developments in Argentina. On October 22, 2023, Argentina will hold presidential, provincial and congressional elections. As a result of these elections, the President of Argentina, the head of the government of the CABA, the governors of certain Argentine provinces, half of the members of the Congress and one third of the members of the Senate and other positions, such as provincial legislators, mayors and municipal councilors, will be elected.

Prior to such elections, the PASO elections were held on August 13, 2023. The PASO elections are meant to elect the definitive candidates of each party to be voted in the general election in October 2023. As a result of the PASO elections, the candidates appointed by the parties obtained these results: (i) “La Libertad Avanza” obtained 29.9% of the votes; (ii) “Juntos por el Cambio” obtained 28.0% of the votes; and (iii) “Unión por la Patria” obtained 27.3% of the votes. General elections will be held throughout the country on October 22, 2023, which will define who will be the future President of Argentina.

Electoral uncertainty could lead to high volatility in Argentine financial markets, and uncertainty regarding political developments and the policies the Argentine Government may adopt or alter may have material adverse effects on the macroeconomic environment in Argentina, as well as on businesses operating in Argentina, including ours.

On October 10, 2023, the IMF released its World Economic Outlook (“WEO”) report where it estimates that by the end of 2023 Argentina’s GDP will decrease 2.5% compared to 2022 and estimates that inflation will stand at 135.7%. The persistent inflation and lower growth could exacerbate social discontent and weaken political support, causing difficulties in implementing the planned subsidies and social assistance reforms and in securing debt rollover rates.

No assurances can be made as to the policies that may be implemented by a new Argentine Government, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition, or results of operations, or cause the market value of our GDSs and our common shares to decline.

Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In the recent past, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In the future, the Argentine Government may introduce new exchange controls and/or strengthen the existing ones, create restrictions on transfers to other countries, restrictions to capital movement or other measures in response to an eventual capital flight or a significant depreciation in the Peso, measures that can, in turn, affect our ability to access the international capital markets. In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes (See “—The impact of the next presidential, congressional and provincial elections on the future economic and political environment of Argentina remains uncertain.”)

On September 1, 2019, as a result of the economic instability and uncertainty, the depreciation of the Argentine Peso and rising inflation rates, the former Argentine administration and the Central Bank adopted a series of measures reinstating foreign exchange controls. Following the change in government, the new administration extended the validity of such measures and established further restrictions by means of the enacted Social Solidarity and Productive Reactivation Law N° 27.541, including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Additional volatility, appreciation or depreciation of the Peso against the U.S. dollar or reduction of the Central Bank’s reserves because of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and could affect the value of our GDSs and our common shares. We cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans. For more information, please see “Item 10. Additional Information – D. Exchange Controls”.

The success of these measures or other measures that the Central Bank may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso, further inflation or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

In this context, in the PASO elections held on August 13, 2023, the political party “La Libertad Avanza” obtained the highest percentage of the votes (29.9%). Javier Milei is the leader of this political party and, if elected president, he proposes a plan to dollarize the Argentine economy, among other measures (such as potentially closing the Central Bank). This could have a negative effect on the country’s economy. We cannot predict what impact it will have on our business, financial condition, or results of operations.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our GDSs, our business, financial condition and/or results of operation.

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

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. The National CPI variation was 94.8% in 2022, 50.9% in 2021 and 36.1% in 2020. On July 7, 2023, the Central Bank announced that the new inflation estimates for 2023, 2024 and 2025 are 142.4%, 105.0% and 54.8%, respectively, pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado) which was carried out between June 28 and June 30, 2023. After the PASO elections, the Argentine Government devalued the Peso by 22%, and this devaluation, which is expected to continue until October 2023, is immediately reflected in prices and the inflation rate, which was 12.7% as of September, 2023. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the CER, a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the Argentine Government to reduce inflation have not achieved the desired results. A continuing inflationary environment could undermine our results of operation, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our results of operation and cause the market value of our GDSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operation.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. Argentina recorded a primary deficit of 6.5%, 3.0% and 2.4% of GDP in 2020, 2021 and 2022, respectively. If government spending continues to outpace fiscal revenue, the fiscal deficit is likely to increase.

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

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operation, financial condition, the value of our securities, and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, in August 2020, the Argentine Government successfully negotiated the debt restructuring of Argentine bonds representing approximately USD 65 billion owed to several bondholders.

On January 28, 2022, Argentina signed an agreement with the IMF (the “SAF Agreement”) to refinance indebtedness for more than USD 40 billion, which Argentina originally incurred with the IMF in 2018. Argentina and the IMF agreed on certain measures related to the reduction of public spending and subsidy rates, focused on the energy sector. The agreement was approved by the Argentinean Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development.

On September 19, 2022, IMF staff and the Argentine authorities reached an agreement on an updated macroeconomic framework and associated policies needed to complete the second review under the SAF Agreement. The agreement was subject to approval by the IMF Executive Board. Upon completion of the review, Argentina would have access to about USD 3.9 billion. Most of the quantitative program targets through end-June 2022 were met, with the exception of the net international reserves floor, mainly due to higher-than-programmed import volume growth and delays in external official support. The agreement was halted due to a period of volatility in the foreign exchange and bond markets and certain measures were taken to correct earlier setbacks and rebuild credibility. On March 13, 2023, the IMF approved the fourth revision of the SAF Agreement and authorized the disbursement of approximately USD 5.3 billion. On August 23, 2023, the IMF approved the fifth and sixth revisions to the SAF Agreement, resulting in a new disbursement of USD 7.5 million.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2,100 million payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, mainly seeking an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, Argentina’s Minister of Economy announced that the Argentine Government obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. Pursuant to such agreements, Argentina should have reached a restructuring agreement with the Paris Club members by March 31, 2022. However, on March 31, 2022, such agreement was extended until July 31, 2022 and, on May 31, 2022, it was further extended until September 30, 2024.

On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club. The agreement is an addendum to the Paris Club 2014 Settlement Agreement and recognizes a principal amount of USD 1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 and to be finally cancelled in September 2028. Pursuant to this new agreement, the interest rate was improved from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of USD 170 million (principal and interest included). Over the next two years, Argentina will repay 40% of the principal due.

A breach of the aforementioned agreements could affect the ability of Argentina and our ability to obtain credit. Our company cannot predict how this agreement and the policies developed based on it will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets), in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

Significant fluctuation in the exchange rate of the Peso against foreign currencies may adversely affect the Argentine economy as well as our financial condition and results of operations. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of October 11, 2023, the international reserves of the Central Bank totaled USD 25,772 million. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 105.0% against the U.S. dollar during our fiscal year ended June 30, 2023 (compared to 30.9%, 35.9% and 66.1% in the years ended June 30, 2022, 2021 and 2020, respectively). As of the date of this Annual Report the peso has depreciated by approximately 36%.

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, as well as our products, our financial condition and results of operation. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operation, our ability to repay our debt within the respective maturity dates and affect the market value of our GDSs, as a result of the overall effects of the weakening of the Argentine economy.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities

The commodities market is characterized by its volatility. Commodities exports have contributed significantly to the revenues of the Argentine Government. Subsequently, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy). Given its reliance on agricultural commodities, Argentina is also vulnerable to weather events. During 2018, Argentina suffered a huge drought – presumably the biggest drought in the last 50 years. The effects of the drought in the agricultural sector caused significant economic problems for Argentina, with impacts in the soy and corn harvests that generated damages of approximately USD 6 billion. Currently, Argentina is facing another severe drought, which may negatively affect the production of agricultural commodities and is expected to result in net income losses of USD 10,425 billion for the production sector, equivalent to 2.2% of the GDP that the IMF projects for Argentina in 2023. The negative impact that the droughts which occurred in Argentina in 2018 and 2023 have had in Argentina has been reinforced by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. These environmental events have negatively affected the agriculture sector in Argentina.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect in the agricultural sector and therefore in the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures. In addition, such circumstances could have a negative impact on the government’s tax revenues and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company.

In 2014, the INDEC established a new consumer price index, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation and foreign trade data, as well as with poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of Argentina’s provinces. The official CPI inflation rate for the fiscal year ended June 30, 2023 was 115,6%.

Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operation and financial condition and cause the market value of our GDSs and our common shares to decline.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

The Argentine government may impose restrictions on the exchange of Argentine currency for foreign currencies and on the remittance to foreign investors of funds derived from investments in Argentina in circumstances in which a serious imbalance in Argentina’s balance of payments develops or in which there is reason to anticipate such an imbalance. The Argentine Government has implemented a number of monetary and exchange control measures, including restrictions on the free use of funds deposited in banks and on the transfer of funds abroad without the prior approval of the Central Bank.

Therefore, there are certain restrictions in Argentina that affect corporations’ ability to access the MULC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, prior approval by the Central Bank.

Through Emergency Decree No. 609/2019, the PEN established restrictions on the exchange market, establishing that the countervalue of the export of goods and services must be brought into the country in foreign currency and/or traded in the exchange market under the conditions and terms established by the Central Bank, which will provide the assumptions under which access to the exchange market for the purchase of foreign currency and precious metals and transfers abroad will require prior authorization, based on objective guidelines in accordance with the conditions in force in the exchange market, and distinguishing the situation of human persons from that of legal entities.

In this regard, pursuant to the provisions of Emergency Decree No. 609/2019, the Central Bank issued several communications which later, with some modifications, were included in the Consolidated Text on Foreign Trade and Exchange regulations established by Communication “A” No. 6844. The Consolidated Text on Foreign Trade and Exchange imposes certain foreign exchange restrictions such as prior approval of the Central Bank (i) for the payment of dividends; (ii) for the access to the foreign exchange market for non-residents, except for specific exceptions (diplomatic representations, certain international organizations and institutions abroad, individuals living abroad who receive retirements plans or pensions from ANSES); and (iii) to constitute external assets, remit family assistance and the formation of guarantees and operating payments related to derivative transactions, for resident individuals, if the total amount of the above-mentioned transactions exceeds the equivalent of USD 200 per month in all entities authorized to operate in foreign exchange, of which only up to USD 100 can be acquired in cash, otherwise, the transaction will be made by debit to local accounts.

Due to the financial complications Argentina is currently undergoing, we cannot rule out that the Argentine Government or the Central Bank may in the future impose further formal restrictions on the outflow of foreign currency from the country, such as the restrictions set forth by the Central Bank in Communication “A” No. 7746, dated 04/20/2023, for outflows through the foreign exchange market, by means of which it modified the terms to access the foreign exchange market, as well as the restrictions set forth in Communication “A” No. 7766, dated 05/11/2023, which established the obligation to inform who are the individuals or legal entities that exercise a direct control over the person accessing the foreign exchange market and those persons that are part of the same economic group. Such measures could adversely affect Argentina’s global competitiveness, discourage foreign investment and lending by foreign investors or increase the outflow of foreign capital, which could have an adverse effect on Argentina’s economic activity, and could adversely affect our business and results of operations or impair our ability to pay dividends in U.S. dollars or prevent us from servicing our international debts.

Moreover, on September 15, 2020, Communication “A” 7,106 established that companies must refinance the maturities of the capital of the financial debt in the period between October 15, 2020 and December 31, 2023. Subsequently, such period was extended in various opportunities, with the final extension being issued on October 13, 2022, pursuant to Communication “A” 7,621 by which it was further extended until December 31, 2023. In this regard, the Central Bank will grant companies access to the MULC for up to 40% of the maturities and the companies must refinance the remaining 60% within a period of at least two years.

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market (“cash with liquidation”), which increased during 2023, was a gap of approximately 90% as of June 30, 2023. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this Annual Report, mainly regarding limitations to transfer funds outside the country. The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interest and other additional amounts outside the country (including payments relating to our notes), to import certain products or goods that we use as inputs, undermine our ability to pay dividends on our GDSs in U.S. dollars, or affect in other ways our business and our results of operation, or cause the market value of our GDSs and our common shares to decline.

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

The company has several dollar-denominated maturities affected by these measures. For more information see “Operating and Financial Review and Prospects—C. Liquidity and capital resources—Indebtedness”.

As of the date of this Annual Report, we have outstanding obligations pursuant to the Series VIII, XI, XIII, XIV, XV, XVI and XVII Notes issued by the Company for USD 356.4 million. We currently cannot predict whether the Government will impose further exchange controls and transfer restrictions that may impair our ability to access the MULC for the repayment of the total amount or part of such obligations.

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

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy was hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies that prepare financial statements pursuant to IFRS and use the Peso as their functional currency were required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, including tax indexation, such as those required by IAS 29, are in principle prohibited in Argentina. However, on December 4, 2018, the Argentine Government enacted Law No. 27,468, which lifted the ban on indexation of financial statements. Certain regulatory authorities, such as the CNV and the IGJ, have required that financial statements for periods ended on and after December 31, 2018, be restated for inflation in accordance with IAS 29.

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

Beginning in fiscal year 2022, the inflation adjustment for tax purposes is applicable if the variation in the accumulated CPI in the 36 months prior to the end of the fiscal year being settled is higher than 100%. In that case, the result of inflation adjustment for tax purposes is fully allocated to the fiscal year in which it originated.

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

On August 23, 2023, the Chamber of Deputies approved a draft amendment to the lease law, aiming to reduce the minimum term of lease agreements to two years and establish an adjustment to the rental fee using the CPI published by the INDEC, or a combination of permitted indexes, as the parties may agree. Also, this bill established that rental value adjustments could be made at periods agreed upon by the parties, which should be no shorter than four months.

This bill was approved by the Chamber of Deputies and subsequently discussed by the Senate. The Senate agreed to make changes to the bill. These changes include: (i) that the minimum term of the lease agreements is maintained at three years, (ii) that the minimum update of the value of the rental fee is made every six months, and (iii) that the Casa Propia coefficient index, developed by the Ministry of Territorial Development and Habitat (Ministerio de Desarrollo Territorial y Hábitat) is used to adjust the increase in the rental fee.

On October 11, 2023, in light of the proposed changes made by the Senate, the Chamber of Deputies revisited and approved the text proposed by the Senate, and the bill was enacted into law with the scope set forth above.

We cannot predict at this time how the approval of this new law may affect our business, the result of our operations, or our financial condition.

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

The operating costs of the Company could increase as a result of the promotion or adoption of certain measures by the Argentine Government as well as pressure from union sectors

In the past, the Argentine Government has promoted and adopted laws and collective labor agreements that imposed on private sector employers the obligation to maintain certain salary levels and provide additional benefits to their employees. In addition, employers have come under strong pressure from their employees and from unions to grant wage increases and other benefits.

We cannot be sure that in the future the Argentine Government will not enact measures that result in increases in the minimum, vital and mobile salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 94 of 180 in the Transparency International’s 2022 Corruption Perceptions Index.

As of the date of this Annual Report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Moreover, in February 2023, the Political Trial Commission of the Chamber of Deputies approved the admissibility of files being processed against the current members of the CSJN and initiated proceedings against each member. While the outcome of the impeachment trial remains uncertain, this situation has intensified the institutional imbalance in Argentina, leading to a negative impact on the country’s politics and economy.

 Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and submitting a bill for the issuance of a new public ethic law, among others. The government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot estimate the impact that these investigations could have on the Argentine economy. Similarly, it is not possible to predict the duration of corruption investigations, nor which companies might be involved or how far-reaching the effects of these investigations might be, which may negatively impact the Argentine economy. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and results of operation and affect the trading price of our common shares and GDSs.

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

The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations

Global public health threats, such as Covid-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world, could adversely impact our operations, as well as the operations of our customers.

The Covid-19 pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. The outbreak of Covid-19 has already caused severe global disruptions and may continue to negatively affect economic conditions regionally as well as globally and otherwise impact our operations. Governments in affected countries may impose travel bans, quarantines and other emergency public health measures. Companies may take precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations.

On March 12, 2020, the PEN issued Decree No. 260/2020 which declared a public health emergency for a period of one year (currently extended until December 31, 2023, pursuant to Decree No. 863/2022). During 2020 a mandatory quarantine was established, which was extended several times until November 8, 2020. Finally, on November 6, 2020, the Argentine Government declared the end of the mandatory quarantine and adopted social-distancing measures in the Buenos Aires metropolitan area, which were extended until December 31, 2021. As of the date of this Annual Report, these measures are not in effect.

The long-term effects on the global economy, Argentine economy and the Company of the coronavirus pandemic, are difficult to assess or predict, and may include a decline in market prices (including the market prices of our common shares), risks to employee health and safety, collapse in the demand for our products and reduced sales in the impacted geographic locations. Furthermore, the crisis caused by Covid-19 resulted in a decrease in the demand for crude oil, mainly in the second and third quarters of 2020, since industrial and domestic activity slowed down in many countries due to control measures.

Covid-19 has significantly affected economic conditions in Argentina and in the rest of the world and it is possible that it will continue to affect such conditions during 2023 and in future years. Both the Covid-19 pandemic and the measures implemented by the Argentine Government to mitigate its effects may continue to affect our business, financial condition and results of operations. Additional variants or strains of Covid-19 or an outbreak of another pandemic, disease or similar threat to public health could have or continue to have material adverse effects on the global economic, financial and trade conditions, which could materially and adversely affect our business, financial condition and results of operations.

The continuing occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the Covid-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The Argentine economy could be adversely affected by economic developments in other global markets.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, capacity to access credit and international capital markets, financial condition and results of operation, which is likely to be more severe on an emerging market economy, such as Argentina (See “— Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.”). This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

In 2020, a new global financial crisis began as a result of the Covid-19. The stock market crash, which began in late February 2020 and intensified throughout 2020 and 2021, affected many stock markets in the world. As a consequence of the Covid-19, the estimated contraction in the world’s economy for 2020 was 3.5% according to what both the IMF and the Organization for Cooperation and Economic Development expressed. Additionally, the IMF published that the impact of Covid-19 on the world’s economy affects both the supply and the demand side. On the supply side, the virus increases not only morbidity and mortality, but also the efforts and measures taken by governments and companies to combat these effects, which lead to restrictions in freedom of movement, higher operating costs due to the reduction in the supply chain and the tightening of credit. On the demand side, the uncertainty that the virus generates, precautionary behaviors, quarantine efforts and high financing costs all reduce the possibility of spending money. The Covid-19 pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. Different parts of the world are currently experiencing divergent virus case growth rates which leads to recoveries also diverging dangerously between and within countries. Although throughout 2022 and up to the date of this annual report the Covid-19 outbreak decreased significantly, the impact of Covid-19 on sectoral economic activity cannot be measured. According to a report published by the IMF in October 2022, despite the global recovery in 2021, the pandemic has continued to take an enormous health and socioeconomic toll, affecting lives and livelihoods everywhere. Inflation, which had already been rising in many countries as a result of supply-demand imbalances and policy support during the pandemic, is likely to remain high (See “—The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations”).

We cannot assure you that events in other market countries, in the United States or elsewhere will not adversely affect our financial performance.

The Argentine economy is vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our results of operation and financial condition.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at its maturity date.

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of commodities sold by Argentina and a significant devaluation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors.

Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

General elections in Brazil, including the election of the president, were held on October 2, 2022. Historically, election years in Brazil, and especially presidential elections, are marked by political uncertainty which generates greater instability and volatility. Moreover, the Brazilian Supreme Court overturned criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the presidential election. According to the official results, Lula obtained 48.4% of the votes while Bolsonaro obtained 43.2% of the votes. As no presidential candidate received a majority of the votes on 2 October, Lula and Bolsonaro advanced to a runoff election, which was scheduled for October 30, 2022. On October 30, 2022, Lula da Silva won the elections for the presidency of Brazil, obtaining 50.9% of the votes, compared to the 49.1% of the votes obtained by the outgoing president, Jair Bolsonaro. As a result, Lula da Silva took office on January 1, 2023. As a consequence, we cannot provide certainties of the effects that the current administration may have on the Brazilian economy and its impact in Argentina, taking not account that both countries are close commercial partners and members of the MERCOSUR.

At the same time, general worldwide economic conditions have experienced significant instability in recent years, including high volatility in the prices of primary commodities and the recent global economic uncertainty and financial market conditions caused by the war between Ukraine and Russia and the recent attack by Hamas on Israel from the Gaza Strip. (See “The Russian invasion of Ukraine and the recent attack by Hamas on Israel from the Gaza Strip could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations”).

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

Finally, international investors’ perceptions of events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our GDSs and common shares.

The Russian invasion of Ukraine and the recent attack by Hamas on Israel from the Gaza Strip could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine and the recent attack by Hamas on Israel from the Gaza Strip.

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

Although up to the date of this annual report the conflict is regional in nature, the possible involvement of other member countries of the North Atlantic Treaty Organization could result in a transnational conflict, which could significantly affect the world economy and Argentina and, therefore, our results of operation. Volatility in oil and other commodity prices may adversely affect the Argentine economy and our business. The materialization of some or all of these risks, as well as the events that arise in the main regional partners, including the member countries of MERCOSUR, could have a material negative effect on the Argentine economy, on the interest of investors in Argentine companies, and, indirectly, on our business and results of operation.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on the global geopolitical instability.

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the recent attack by Hamas on Israel from the Gaza Strip could limit our ability to obtain external financing to fund our operations and capital expenditures. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine, the recent attack by Hamas on Israel from the Gaza Strip and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Our internal policies and procedures might not be sufficient to guarantee compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the FCPA. Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

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

There are outstanding claims against the Argentine Government submitted before ICSID which may entail new sanctions against the Argentine Government, which in turn could have a substantially adverse effect on the Argentine Government’s ability to implement reforms and to foster economic growth. We cannot assure you that in the future the Argentine Government will not breach its obligations.

Litigation, as well as ICSID claims against the Argentine Government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As a consequence, the Argentine Government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations. There are pending ICSID claims against the Argentine Government which could result in further awards against Argentina, which in turn could have a material adverse effect on the Argentine Government’s ability to implement reforms and foster economic growth.

It is important to note the recent ruling in the lawsuit brought by Petersen and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. who filed opening briefs in support of cross-motions for summary judgment with respect to a claim of liability and damages against YPF and Argentina. Plaintiffs requested the District Court for summary judgment in their favor, while each of the defendants argued that they had no liability and should not indemnify the plaintiffs and requested the District Court for summary judgment in their favor and to dismiss all remaining claims against them.

In a decision rendered on March 31, 2023, the District Court granted YPF’s summary judgment motion and denied plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied Argentina’s motion for summary judgment and, as a result, Argentina was sentenced to pay USD 16 billion and the proceedings are expected to continue between plaintiffs. Following the decision of the U.S. Court of Appeals for the Second Circuit, either party can seek review from the Supreme Court of the United States. As of the date of this Annual Report, the Argentine Government has not yet appealed this ruling before a higher court. Plaintiffs may appeal the District Court’s judgment as to YPF or seek to reassert previously dismissed claims against YPF, in each case, in accordance with applicable procedural law. Should that be the case, YPF is expected to continue to defend itself in accordance with the applicable legal procedure and available defenses. Following the decision of the U.S. Court of Appeals for the Second Circuit, either party can seek review from the Supreme Court of the United States. As of the date of this Annual Report, the Argentine Government has appealed this ruling before a higher court.

Also, we cannot assure that no new litigation will be filed against Argentina, nor that these new cases will not affect the Argentina´s economy and our business.

We hold Argentine securities which might be more volatile than U.S. securities and carry a greater risk of default.

We currently have and in the past have had certain investments in Argentine Government debt securities, corporate debt securities, and equity securities. Although our holding of these investments tends to be short term, investments in such securities involve certain risks, including market volatility, higher than those typically associated with U.S. Government and corporate securities and loss of principal.

Some of the issuers in which we have invested and may invest in the future, including the Argentine Government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to the risks that are described in this section with respect to us, and, thus, could have little or no value.

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

As of June 30, 2023, our consolidated financial gross debt amounted to ARS 107,941 million. We are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

Our leverage may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the local capital and the macroeconomic conditions of Argentine markets, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Furthermore, our leverage could also affect our competitiveness and limit our ability to pay our debt due to changes in market conditions, changes in the real estate industry and/or future economic downturns.

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

Our credit ratings are an important part of maintaining our liquidity. Any downgrade in credit ratings could potentially increase our borrowing costs or, depending on the severity of the downgrade, substantially limit our access to capital markets, require us to make cash payments or post collateral and permit termination by counterparties of certain significant contracts. Factors that may impact our credit ratings include, among others, debt levels, planned asset purchases or sales, and near-term and long-term growth opportunities. A ratings downgrade could adversely impact our ability to access debt markets in the future, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations.

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

For more information see “5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness”.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2023, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of the Company’s office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with the Company’s debt service and fund operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.9% of the Company’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, the Company’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

As part of the Company’s growth strategy, we have acquired, and intend to do so in the future, properties, including large properties, that tend to increase the size of our operations and potentially alter our capital structure. Although we believe that the acquisitions we have completed in the past and that we expect to undertake enhance the Company’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

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

If we acquired a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

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

The success of the Company’s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of the Company’s strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe the Company can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Disruptions in the financial markets may adversely impact the Company’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance the Company’s existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that Argentine Government responses to such disruptions will restore investor confidence.

In September 2021, Evergrande, one of China’s largest real estate companies, announced that it would be unable to pay its debt obligations. Since then, the markets have been negatively affected by the announcement. On August 2023, Evergrande filed for Chapter 15 bankruptcy seeking recognition of foreign restructuring proceedings in the High Court of Hong Kong and in the High Court of the Eastern Caribbean Supreme Court in the British Virgin Islands. As of December 2022, the real estate industry in China accounts for approximately 26% of China’s economic activity, and more than two-thirds of household wealth is tied up in real estate.

We cannot predict whether, and to what extent, the uncertainty of the property crisis in China may and how will affect our business, stabilize the markets or increase liquidity and the availability of credit.

The Company’s revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

The Company’s business is mainly driven by consumer spending since a portion of the revenue from its Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, the Company’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

The properties we acquire may be subject to unknown liabilities.

The properties that we acquire may be subject to unknown liabilities, in respect to which we may have limited or no recourse to the former owners. If a liability were asserted against us based on the Company’s ownership of an acquired property, we may be required to incur significant expenditures to settle, which could adversely affect the Company’s financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	the costs of changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes or exchange controls regulations imposed by the BCRA); and

•	liabilities incurred in the ordinary course of business.

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

Real estate investments are relatively illiquid and this tends to limit our ability to change the mix of the Company’s portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments (if any), real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, our results of operations would be adversely affected. Certain properties are mortgaged and if we were unable to meet our underlying payment obligations, we could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if we are required to dispose of one or more of our mortgaged properties, we would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In this kind of transactions, we may agree not to sell the acquired properties for a considerable time which could affect our results of operations.

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

Land-taking is a long-standing problem in Argentina that has escalated throughout the years with every economic crisis.

The spread of land takes has revived an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit.

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

The Company’s growth strategy is focused on the development and redevelopment of properties we already own and the acquisition of additional properties for development. As a result, we are likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. The Company’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of the Company’s growth potential, its ability to pay dividends, financial condition, credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing the Company’s growth strategy on satisfactory terms or at all.

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

A downgrade in our credit rating could negatively impact our cost of and ability to access capital.

Our credit ratings are an important part of maintaining our liquidity. Any downgrade in credit ratings could potentially increase our borrowing costs or, depending on the severity of the downgrade, substantially limit our access to capital markets, require us to make cash payments or post collateral and permit termination by counterparties of certain significant contracts. Factors that may impact our credit ratings include, among others, debt levels, planned asset purchases or sales, and near-term and long-term growth opportunities. Factors such as liquidity, asset quality, cost structure, product mix, and others are also considered by the rating agencies. A ratings downgrade could adversely impact our ability to access debt markets in the future, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations.

Adverse incidents that occur in the Company’s shopping malls may result in damage to our reputation and a decrease in the number of customers.

Given that the Company’s shopping malls are open to the public, with significant circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit the Company’s flexibility.

Argentine laws governing leases impose certain restrictions, including the imposition of a three-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

On August 23, 2023, the Chamber of Deputies approved a draft amendment to the lease law, aiming to reduce the minimum term of lease agreements to a two years and establish an adjustment to the rental fee using the CPI published by the INDEC, or a combination of permitted indexes, as the parties may agree. Also, this bill established that rental value adjustments could be made at periods agreed upon by the parties, which should be no shorter than four months.

This bill was approved by the Chamber of Deputies and subsequently discussed by the Senate. The Senate agreed to make changes to the bill. These changes include: (i) that the minimum term of the lease agreements is maintained at three years, (ii) that the minimum update of the value of the rental fee is made every six months, and (iii) that the Casa Propia coefficient index, developed by the Ministry of Territorial Development and Habitat (Ministerio de Desarrollo Territorial y Hábitat) is used to adjust the increase in the rental fee.

On October 11, 2023, in light of the proposed changes made by the Senate, the Chamber of Deputies revisited and approved the text proposed by the Senate, and the bill was enacted into law with the scope set forth above.

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

We cannot predict at this time how the approval of this new law may affect our business, result of operations or financial condition.

We may be liable for certain defects in the Company’s buildings.

The Argentine Civil and Commercial Code imposes liability for real estate developers, builders, technical project managers and architects in case of hidden defects in a property for a period of three years from the date title on the property is tendered to the purchaser, even when those defects did not cause significant property damage. If any defect affects the structural soundness or makes the property unfit for use, the liability term is ten years.

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

Climate change may have adverse effects on our business.

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

Climate change implies multiple drivers of financial risk that could adversely affect us:

•

Transition risks: the move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

•

Physical risks: discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with.

•	Liability risks: parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

•	Credit risks: physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•	Market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	Operational risks: severe weather events could directly impact business continuity and operations both of customers and ours operations.

•	Regulatory compliance risks: increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•	Conduct risks: increasing demand for “green” products where there are differing and developing standards or taxonomies.

•	Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our clients vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes. Any of the conditions described above, or failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

We are subject to risks inherent to the operation of office buildings that may affect the Company’s profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

•	lower demand for office space as a consequence of the implementation of hybrid and home office work;

•	a deterioration in the financial condition of our tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants;

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings;

•	exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

•	the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

•	an increase in our operating costs, caused by inflation or by other factors could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses.

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

In addition, we may face claims for the enforcement of labor laws in Argentina. Many companies hire personnel from third parties that provide outsourced services, and sign indemnity agreements if labor claims from employees of such third parties arise. However, in recent years several courts have rejected the existence of independence in those labor relations and ruled that joint and several responsibilities by both companies.

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

The Company’s businesses activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in construction costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

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

We currently have insurance policies in place that cover potential risks such as civil liability, fire, lost profit and floods, including extended coverage and losses from leases on all of the Company’s properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as its anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of the Company’s properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and the existence of mold or, if offered, these types of insurance may become too expensive.

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

We have focused on development projects that cater to affluent consumers and have entered into property barter arrangements pursuant to which we contributed undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for the Company’s land contribution. When the developers return these properties to us, demand for premium residential units could be significantly lower. In such a case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on the Company’s financial condition and results of operations.

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

•	affluence of tourists, which can be affected by a slowdown in global and local economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at the Company’s properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting our percentage rent based revenue. If e-commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

The Company’s business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect the Company’s ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. We are required to obtain permits from different government agencies in order to carry out our projects. Maintaining the Company’s licenses and authorizations can be costly. If we fail to comply with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

As of June 30, 2023, 61.1% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

The results of our operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2023, we had fair value loss on investment properties of ARS 49,145 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2023, the majority of our liabilities, such as our Series VIII, XI, XIII, XIV, XV, XVI and XVII Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars.  In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars  exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects the results of the Company’s operations and financial conditions and may increase the collection risk of our leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue

The Company issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

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

As of June 30, 2023, the Company owns 50% of Quality Invest S.A., which was recently sold (see “Recent Developments – Sale of Quality Invest S.A.”). In the Sales and Developments segment, the Company owns 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, the Company owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment the Company owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, we hold approximately 29.91% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

We could engage in a dispute with one or more of its joint venture partners or controlling shareholders in an investment that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners or controlling shareholders in an investment may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of its investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners or controlling shareholders in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of its joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

We are dependent on our Board of Directors, senior management and other key personnel.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through Cresud S.A.C.I.F. y A. As of June 30, 2023, such beneficial ownership consisted of 471,976,181 common shares held by Cresud S.A.C.I.F. y A. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2023, Mr. Eduardo S. Elsztain also beneficially owned approximately 58.2% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the Covid-19 pandemic, the Argentine government enacted several regulations limiting the operation of schools, cinemas and shopping malls, which has significantly reduced traffic at our shopping malls. See “Risks Relating to Argentina –The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations.” We cannot assure you that new disease outbreaks or health hazards will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists’ activity. The recurrence of such a scenario could adversely affect our business and the results of operations.

Risks Relating to our Investment in Banco Hipotecario

As of June 30, 2023, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 672,049.9 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

In recent years, Banco Hipotecario has diversified its financing sources by increasing deposits. Still, Banco Hipotecario remains having presence in the local and international capital markets. As of June 30, 2023, the issuance of notes represented 2.8% of its total liabilities. The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario has no control over capital markets conditions, which can be volatile and unpredictable.

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

The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 16.8% towards the end of 2022. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Argentine Government’s ability to foster sustainable long-term growth, generate fiscal revenue and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2023, Banco Hipotecario’s total exposure to the public sector was ARS 80,932.203 million, which represented 12.04% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 144,256.440 million, which represented 21.47% of its total assets as of June 30, 2023.

Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario’s financial condition and results of operations.

As of June 30, 2023, Banco Hipotecario had a total exposure in Leliq of ARS 141,818 million, and had arranged swap transactions with the Central Bank against Leliq amounting to ARS 221,303 million. Banco Hipotecario could suffer losses related to its U.S. dollar investments due to changes in market prices, defaults, fluctuations in market interest rates and exchange rates, changes in the market perception of the credit quality of both public sector instruments and private issues, or other reasons. A decline in the performance of the capital markets may cause Banco Hipotecario to record net losses due to a decrease in the value of its investment portfolios, in addition to losses from trading positions caused by volatility in financial market prices, even in the absence of a general economic downturn. Any of these losses could have a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach of the applicable regulations, may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The UIF regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

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

Banco Hipotecario’s obligations as trustee of PROCREAR trust are limited.

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

Risks Relating to the GDSs and the Common Shares

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2023, owned approximately 56.0% (without considering treasury shares) of our common shares (or approximately 454,612,016 common shares which may be exchanged for an aggregate of 45,461,201 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Although the GDSs are listed on the NYSE, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NYSE corporate governance requirements. See “Item 16.G. Corporate Governance—Compliance with NYSE listing standards on corporate governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”)for United States federal income tax purposes for the taxable year ending June 30, 2023, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—F. Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for them such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. See “Item 10. F—Additional Information—F. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities.

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

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as GDSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. The AFIP’s General Resolution No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

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

As a holder of GDS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your GDSs and holders may exercise voting rights with respect to the common shares represented by the GDSs only in accordance with the deposit agreement relating to the GDSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by GDS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of GDS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. GDS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the GDS Depositary. If we ask the GDS Depositary to do so, the GDS Depositary will mail to holders of GDSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, GDS holders must then instruct the GDS Depositary as to voting the common shares represented by their GDSs. Under the deposit agreement, the GDS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted on would not violate our by-laws or Argentine law. We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the GDS Depositary, the process for exercising voting rights may take longer for GDS holders than for holders of common shares and common shares represented by GDSs may not be voted as you desire.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

In addition to the trading of our GDSs in the United States, our common shares are traded in Argentina. Trading the GDSs or our common shares on these markets will take place in different currencies (U.S. dollars on the NYSE and Pesos on ByMA), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on ByMA could cause a decrease in the trading price of the GDSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the GDSs available for trading on the other exchange. In addition, holders of GDSs will not be immediately able to surrender their GDSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the GDS Depositary. This could result in time delays and additional cost for holders of GDSs.

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

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that GDS Depositary for the GDSs may hold the Pesos it cannot convert for the account of the GDS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. See “Item 10. Additional Information—D Exchange Controls.”

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

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings and/or Other Reserves, if any, to the extent set forth in our Audited Financial Statements prepared in accordance with IFRS. Our shareholders’ ability to receive cash dividends may be limited by the ability of the GDS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the GDSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the Securities Act, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe to. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to LGS or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our warrants are exercisable under limited circumstances and will expire.

On May 12, 2021, we issued an aggregate of 80,000,000 warrants to purchase 80,000,000 of our common shares, and will expire on May 12, 2026. Each warrant will be exercisable only if the common share rights or GDS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 79,646,262 warrants outstanding.

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (sociedad anónima), and we were registered with the IGJ on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043.

Our common shares are listed and traded on the ByMA and our GDSs representing our common shares are listed on the NYSE. Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor, City of Buenos Aires (C1001ADA), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Annual Report. We assume no responsibility for the information contained on these sites.

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

Since 1994, our main subsidiary was IRSA CP. During our fiscal year ended June 30, 2022, we underwent a reorganization process pursuant to which IRSA CP merged into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA assumed, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP with an effective date as of July 1, 2021. The merger of IRSA CP with IRSA as surviving corporation was duly registered by the corresponding Argentine control authorities on April 27, 2022.

Shopping Malls

We are engaged in the acquisition, development and management of shopping malls. Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2023, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Shopping and Patio Olmos (operated by a third party), totaling 335,826 sqm.

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to initiate the investment in this segment, through the acquisition of premium buildings, including La Nación Building, Dique IV del Plata Building, BankBoston Tower, Republic Building, among others.

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

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “200 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total gross leasable area of 35,000 sqm, 318 parking spaces, services and amenities and obtained the LEED Gold Core & Shell certification. We currently own 4,937 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of June 30, 2023, we own a participation in six office buildings of rental office property totaling 74,392 square meters of gross leasable area. As subsequent events, on August 9, 2023, we sold one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the same building, and on July 24, 2023, we sold the entire building Suipacha 652/664. Also, on October 5, 2023, we sold and transferred two floors of the tower “261 Della Paolera” for a total leasable area of approximately 2,395 sqm and 18 parking lots located in the building. For more information, see “Recent Developments – 261 Della Paolera floors sales and Suipacha 652/664 building sale.”

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel in Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we re-acquired the 20% interest to obtain 100% of the capital of Hoteles Argentinos S.A.U and began to operate the hotel directly under the name “Libertador”.

Sales and Developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires area.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, denominated “Costa Urbana”, previously known as “Solares de Santa María”. The Company will have a construction capacity of approximately 866,806 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the City of Buenos Aires.

Additionally, we have a project called “Polo Dot,” through our subsidiary Panamerican Mall S.A., located in the commercial complex adjoining to Dot Baires Shopping Mall. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office buildings that will add 38,400 sqm of GLA to the complex. We have noticed an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy. Additionally, on the plot where the Zetta Building is located, we have a surplus buildable surface of 15,940 sqm, where alternatives are being analyzed to develop a mixed-use project.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

In February 2022, we acquired from the Government of the Autonomous City of Buenos Aires by public auction a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires. The property has an area of approximately 2,387 sqm. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

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

In December 2022, we acquired from the Government of the Autonomous City of Buenos Aires by public auction a property located at Paseo Colón 245 and 12 parking spaces located at Paseo Colón 275, which is close to “Casa Rosada”, the Argentine government headquarters. The property, with mixed-use potential, has 13 stories in a covered area of approximately 13,700 sqm and a basement with parking lots.

Others

Over the years, we have acquired 29.91% of the equity of Banco Hipotecario. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York. On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the ground lease to end the commercial and leaving the administration of the building. As of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building, the operations and the management.

In December 2010 we acquired a 49% interest in the ownership of the building located at 183 Madison Avenue, Midtown South in Manhattan, New York and in November 2012 we increased our interest up to 74.5%. In September 2014, through our subsidiary Rigby 183 LLC, we completed the sale of the building.

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

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDBD. We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of June 30, 2023, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.5 million of shares.

Also, as of June 30, 2023, we own 27.8% of GCDI S.A. (“GCDI”, previously TGLT) capital stock, a construction and real estate company listed on the ByMA.

In order to expand our business to digitalization, we incorporated on October 8, 2018, We are Appa S.A. (former Pareto S.A.), with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2023, IRSA’s interest in We are Appa S.A. was 98.7%. Also, as of June 30, 2023, we indirectly have a participation of 4.1% in Avenida Inc., a company dedicated to the e-commerce business.

Significant acquisitions, dispositions and development of business

“261 Della Paolera” floors sales

On August 17, 2022, the Company sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was approximately USD 12.6 million (USD/square meters 10,600), which has already been paid.

On February 28, 2023, the deed for the sale of 2 floors with a total of 2,394 square meters, 18 parking spaces, and 4 complementary units of the aforementioned building was signed. The transaction price was USD 22.5 million, which has already been paid.

On March 28, 2023, the deed for the sale of 5 floors with a total of 5,922 square meters, 49 parking spaces, and 10 complementary units of the same building was signed. The transaction price was USD 58.7 million, which had already been paid.

Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property “Lot 16” located in the province of Córdoba. The price of the transaction was USD 2 million, and in exchange, the client assumed the commitment and the obligation to transfer, under the horizontal property regime, future real estate which will consist of functional units (apartments) and complementary units (storage rooms). The construction and completion of this real estate will be at the client’s sole expense.

Zetol – Sell of plot and Carrasco Boating Trust interest

On November 23, 2022, Zetol, subsidiary of Liveck S.A., sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Also, on the same date, a novation agreement was entered into between Zetol and the Carrasco Boating Trust, replacing the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the Carrasco Boating Trust that will carry out the real estate development. As a result, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters.

Purchase of property on Paseo Colón Avenue

The Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter “GCBA”), a property located at 245 Paseo Colón Avenue and 12 parking spaces located at 275 Paseo Colón Avenue. The property, with potential for mixed uses, has 13 stories of offices space in a covered area of approximately 13,700 sqm and an underground parking area. The purchase price was ARS 1,435 million, which was paid in full. On March 7, 2023, the transfer deed of ownership was signed.

On May 29, 2023, the title transfer deed was signed and simultaneously the Company signed a bailment agreement with GCBA, which will maintain possession of the property free of charge for a period of 18 months (with the option to require a 6-month extension with a lease agreement), in accordance with the conditions agreed upon in the auction.

Purchase of We Are Appa´s common-shares

On June 22, 2023, IRSA purchased 5.04% of the common shares of We Are Appa for a purchase price of USD 115,000, which is equivalent to ARS 55.3 million. As a result, IRSA’s holding in We Are Appa increased to 98.67% of the share capital.

Barter transaction Conil

On June 27, 2023, the barter transaction was signed with Fideicomiso Esquina Guemes, which received 2 commercial premises, 2 apartments units and 4 parking spaces of the property located at Avenida General Güemes 898, Avellaneda district, province of Buenos Aires, which they were classified as “trading properties”. Likewise, a partial amendment of the barter transaction contract was signed, with which the parcel of land initially alloted is reincorporated.

Barter transaction Air Space Coto “Tower 2”

On June 30, 2023, in compliance with the barter transaction entered into in June 2016 with Abasto Twins S.A., the assignment of a functional parking space and the aerial right to raise of the “Tower 2 of  Coto Abasto” for a price of USD 3 million was signed, for which the sum of USD 15,250 was received in cash, and as non-cash consideration, the obligation to receive at least 29 functional units of the future tower, representing the equivalent of 20% of the square meters of the plans approved by the Government of the City of Buenos Aires, for the construction of the tower, with a minimum insured of 1,639 square meters.

For information of significant acquisitions, dispositions and development of business after June 30, 2023, please see “Recent Developments”.

Recent Developments:

Suipacha 652/664 building sale

On July 24, 2023, we announced that the Company sold the entire “Maple” building, which is located at Suipacha 652/664, Microcentro, Autonomous City of Buenos Aires.

The B-class building, acquired by the Company in 1991, features 7 floors of office space and 62 parking lots and has a gross leasable area of 11,465 sqm, which were vacant at the time of the transaction.

The transaction price was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer, with a 30-month non-onerous lease contract, and the remaining balance of USD 3 million will be paid as follows: (i) USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first installment maturing 24 months after the signing of the deed, with an annual interest rate of 5%; and (ii) USD 500,000 through the provision of services by the buyer.

This sale is part of the Company’s strategy to consolidate a premium office portfolio in the City of Buenos Aires.

261 Della Paolera floors sales

On August 9, 2023, we informed that we have sold and transferred one floor of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the building.

The transaction price was approximately USD 12.1 million (USD/sqm 10,248), which had already been paid.

The financial result of this transaction will be recognized in the Company’s financial statements for the first quarter of fiscal year 2024.

On October 5, 2023, we informed that we have sold and transferred two floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 2,395 sqm and 18 parking lots located in the building.

The transaction price was approximately USD (MEP) 14.9 million (USD/sqm 6,300), which had already been paid.

After this transaction, we retain the rights for 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking lots and other complementary spaces.

The financial result of this transaction will be recognized in the Company’s financial statements for the second quarter of fiscal year 2024.

Sale of Quality Invest S.A.

On August 31, 2023, we informed that we have sold and transferred 100% of our participation in Quality Invest S.A. representing 50% of the capital stock.

Quality Invest S.A. is the owner of the property located at Avenida San Martín 601/611/645 in the city of San Martín, Province of Buenos Aires, of 159,996 sqm with a current covered surface of 80,027 sqm, which was the headquarters of Nobleza Picardo’s industrial plant until 2011.

The transaction price was USD 22.9 million of which USD 21.5 million have been collected together with the transfer of the shares and the remaining amount of USD 1.4 million will be collected after 3 years, bearing interest at 7% per annum.

General Ordinary Shareholders’ Meeting

On September 5, 2023, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting, which was held on October 5, 2023, resolving the following:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Approval of the documents contemplated in section 234, paragraph 1, of LGS for the fiscal year ended June 30, 2023.

3. Approval of the allocation of net income for the fiscal year ended June 30, 2023 for ARS 57,350,858,685.45, as follows: (i) to the legal reserve for ARS 2,867,542,934.27, which sum, upon being adjusted, amounts to ARS 3,428,890,040.70, in accordance with the laws in force, and (ii) the balance of ARS 54,483,315,751.18, which sum, upon being adjusted, amounts to ARS 65,148,910,773.25, to the distribution of a dividend to the shareholders in proportion to their shareholding interests, payable in cash, in the amount of ARS 64,000,000,000.  Taking into account that the adjusted income suffices to make payments of the proposed dividends, it was approved, by majority vote, (i) to allocate the balance of the adjusted income for the fiscal year, that is, the amount of ARS 1,148,910,773.25 to the reserve for distribution of future dividends and (ii) not to reverse the reserve for distribution of future dividends or the special reserve in the amounts originally recommended in this item on the agenda.

4. Approval of the Board of Directors’ performance for the fiscal year ended June 30, 2023, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the Audit and Executive Committees formed within the Board, during the fiscal year ended June 30, 2023.

5. Approval of the Supervisory Committee’s performance for the fiscal year ended June 30, 2023.

6. Approval of: (i) the compensation payable to the Company’s Board of Directors, in the aggregate amount of ARS 9,050,000,000 for the fiscal year ended June 30, 2023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the Company’s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code; and (ii) the delegation of authority to the Board of Directors for it to (a) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; (b) based on the changes in the compensation amounts recommended in this item on the Agenda, to make all adjustments as may be required in the Allocations to Directors table, as set forth in Chapter III, Article I, section 3 of the CNV Rules (2013 Revision) and timely submit same before the CNV, and (c) to make advance payments of monthly fees subject to consideration by the ensuing Ordinary Shareholders’ Meeting.

7. Approval of payment to the Supervisory Committee for duties discharged in the fiscal year ended June 30, 2023, of the aggregate amount of ARS 8,450,000 (eight million four hundred and fifty thousand Pesos), and to delegate authority to the Supervisory Committee to make the individual allocation of the stated amount.

8. Approval of: (i) the number of regular directors should remain unchanged at 12 and that the number of alternate directors should be fixed at 3; (ii) the appointment of Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain, Oscar Pedro Bergotto and Nicolás Bendersky as Regular Directors should be renewed for a term of three fiscal years, that is, until June 30, 2026 and (iii) the appointment of Mr. Iair Manuel Elsztain as Alternate Director should be renewed for a term of three fiscal years, that is, until June 30, 2026. It was put on record that proposed regular directors, Messrs. Fernando Adrián Elsztain, Daniel Ricardo Elsztain and Nicolás Bendersky and alternate director Mr. Iair Manuel Elsztain, are non-independent directors whereas proposed director Mr. Oscar Pedro is an independent director pursuant to the provisions of Section 11, Article III, Chapter II of the CNV Rules (2013 Revision).

9. Approval of: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as Regular members of the Supervisory Committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Sotelo as Alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL and (ii) that authorization be granted to the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

10. Approval of the appointment as certifying accountants for the fiscal year 2023/2024 of the following firms (a) Price Waterhouse & Co. S.R.L. member of PricewaterhouseCoopers International Limited, acting through Mr. Carlos Brondo as Regular Independent Auditor and Mr. Andrés Suarez as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, acting through Ms. Noemi Ivonne Cohn as Regular Independent Auditor and Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman as Alternate Independent Auditors.

11. Approval of the compensation payable to the certifying accountants for duties discharged in the fiscal year ended June 30, 2023 in the amount of ARS 147,080,905.

12. Approval of: (i) the reversal of the allocation of 9,419,623 treasury shares of ARS 1.00 par value for the implementation of an incentive program intended for employees, management members and directors of the Company and (ii) the distribution of the aggregate amount of 13,928,410 treasury shares of the Company with a par value of ARS 1.00 that considering the distribution of fully paid-up shares and the change in the par value and that each share of ARS 1.00 par value was equal to 0.90780451408 shares of ARS 10.00 par value- after being adjusted as mentioned above, is equal to 12,644,273 shares of ARS 10.00 par value, including the number of shares specified in paragraph (i) above, to the Shareholders in proportion to their holdings and (ii) the grant of authorization to the Board of Directors to implement the distribution of the above stated shares.

13. Approval of the extension of the Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, subordinated or senior, to be paid in in cash and/or in kind for a maximum outstanding amount of up to USD 750,000,000 (seven hundred fifty million dollars) or its equivalent in other currencies or value units, for an additional term of five years to be computed since the expiration of the term, that is, since March 20, 2024, or such longer term as permitted by the CNV Rules.

14. Approval of: (i) the delegation to the Board of Directors of the broadest powers to resolve upon the proceedings for and the implementation of the extension of the Program; (ii) the renewal of the delegation to the Board of Directors, as resolved at the Shareholders’ Meetings held on October 31, 2017, of the broadest powers to: (a) determine the terms and conditions of the Program, pursuant to the provisions of the Argentine Negotiable Obligations Law No. 23,576, as amended and regulated, including the powers to determine the amount thereof within the maximum amounts approved by the Shareholders’ Meeting; (b) approve and execute all such contracts and documents as may be related to the Program and the issuance of the various series and/or tranches of notes thereunder; and (c) determine the time and currency of issuance, term, price, payment method and conditions, type and rate of interest, use of proceeds and any further terms and conditions applicable to the various series and/or tranches of notes issued under the Program; (iii) that the Board be granted authorization to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the proceedings for and/or implementation of the extension of the program and/or the increase or decrease of its amount and/or the issuance of the various series and/or tranches of notes thereunder, as may be deemed necessary by the Board of Directors or as may be requested by the Argentine Securities Commission, any securities markets in Argentina and/or abroad, Caja de Valores and/or any equivalent agencies; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any competent authority or authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes, and (d) carry out any proceedings, actions, filings and/or applications related to the program and/or the extension thereof and/or the increase and/or decrease of its amount and/or the issuance of the various series and/or tranches of notes under the program; and (iv) that the Board of Directors be granted authorization to sub-delegate the powers and authorizations referred to in items (i), (ii) and (iii) above to one or more of its members, Company’s managers or such individuals as may be appointed for such purposes in compliance with the laws in force.

15. Approval of the appointment of attorneys and authorizations for the registration of procedures related to this meeting by the CNV, BYMA, Caja de Valores and the IGJ.

Share repurchase program. Modification of Maximum Price.

On September 5, 2023, we informed that our Board of Directors, by virtue of the powers granted at the meeting of the Board held on June 15, 2023, in connection with the creation of the share repurchase program for up to ARS 5,000,000,000 (five billion Pesos) pursuant to the terms of Section 64 of Law 26,831 and the Rules of the CNV, had resolved to modify the acquisition price of the Company’s own shares establishing a maximum value of USD 9.0 (nine U.S. dollars) per GDS and up to a maximum value in Pesos of ARS 720 (seven hundred and twenty Pesos) per share, maintaining the remaining terms and conditions duly communicated.

Change in the total amount of shares and its nominal value

On September 13, 2023, we informed that our shareholders’ meeting held on April 27, 2023 approved: (i) an increase in the capital stock in the amount of ARS 6,552,405,000, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1.00 (one Peso) and with the right to one vote per share; and (ii) a change in the nominal value of the common shares from ARS 1.00 to ARS 10.00 each and entitled to one (1) vote per share.

Having obtained the authorizations from the CNV and from the BASE, the Company informed all shareholders who had such quality as of September 19, 2023, according to the registry maintained by Caja de Valores, and effective as of September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1.00 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with nominal value ARS 10.00. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Also, regarding the GDS holders, we instructed the GDS Depositary to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10.00 and one vote per share, they were settled in cash in accordance with the listing regulations of ByMA. Regarding the shareholders who, due to the exchange of shares, did not reach at least one share with a nominal value of ARS 10.00, the necessary amount was assigned to them until the nominal value of ARS 10.00 is completed.

The Company’s share capital after these transactions amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share.

 Likewise, the BASE has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by ARS of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants – Modification on Ratio and Price

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the common shares from ARS 1.00 (one Peso) to ARS 10.00 (ten Pesos) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1.00 each and one vote per share, to the amount of 736,354,245 common shares with a face value of ARS 10.00 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant: (i) ratio previous to the adjustment: 1.1719 (nominal value ARS 1.00); and (ii) ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10.00). Warrant exercise price per new share to be issued: (i) price previous to the adjustment: USD 0.3689 (nominal value ARS 1.00); and (ii) price after the adjustment (current): USD 0.4063 (nominal value ARS 10.00). The other terms and conditions of the warrants remain the same.

Exercise of Warrants

On September 29, 2023, we informed that between September 17, 2023, and September 25, 2023, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 63,039 common shares of the Company were issued, with a face value of ARS 10. As a result of the exercise, the Company collected USD 27,246.88.

 After the exercise of these warrants, the number of shares of the Company increased from 736,354,245 to 736,421,306 with a face value of ARS 10.00, the stock capital increased from 7,363,542,450 to 7,364,213,060, and the new number of outstanding warrants decreased from 79,709,301 to 79,646,262.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the prospectus dated April 12, 2021 and the complementary notices regarding the offer by the Company of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe ordinary shares.

Cash dividend payment

In accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ meeting and the Board of Directors meeting dated October 5, 2023, due to the delegations made by the Shareholders’ Meeting, a cash dividend of ARS 64,000,000,000, charged to the year ended on June 30, 2023, equivalent to 884.687833212% of the stock capital with collection right represented by a total of 723,419,014 shares with a nominal value ARS 10.00, will be made available to the Company’s shareholders of record as of October 12, 2023, or on the subsequent date resulting from the application of the regulations in the jurisdictions where the Company’s shares are listed.

The amount per ordinary share (nominal value ARS 10.00) will be ARS 88.4687833212 and the amount per each GDS will be ARS 884.687833212, payable to all shareholders that have such quality as of October 11, 2023, according to the registry held by Caja de Valores. Payment will be made through Caja de Valores, at its address located at 25 de Mayo 362, City of Buenos Aires, from 10:00 a.m. to 3:00 p.m. (Buenos Aires time). GDS holders will receive the amounts corresponding to the dividend through the GDS Depositary as of the date resulting from the application of the regulations in force in the jurisdiction where the Company’s GDSs are listed.

The distribution of dividends is subject to the 7% withholding tax established in section 97 of the Income Tax Law (Decree 824/2019, as amended).

Distribution of own shares

In accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ meeting and the Board of Directors meeting held on October 5, 2023, the Company is expected to distribute 12,644,273 ordinary treasury shares, each of which grants 1 vote per share, and with a face value of ARS 10.00 each, according to the following conditions: (i) process start date: October 12, 2023; (ii) payment address: Caja de Valores 25 de Mayo 362, City of Buenos Aires; and (iii) time of payment: Monday to Friday from 10:00 a.m. to 3:00 p.m. (Buenos Aires time).

The distribution of these shares constitutes 0.01747849138 shares per ordinary share and 0.1747849138 per GDS, a percentage of 1.747849138% of the stock capital of 723,419,014 shares and a face value of ARS 10.00 each, net of treasury shares.

The fractions of shares will be settled in cash in accordance with the regulations of the ByMA on fractions less than 1 share or 1 GDS. It is recorded that the shares mentioned above will be received in the respective proportion by the holders of record of outstanding shares of the company as of October 11, 2023.

Repurchase of Own Shares

As of October 19, 2023, the Company reported that it proceeded with the repurchase of common shares, representing approximately 42.23% of the approved program.

B. Business Overview

Our business strategy is based on three fundamental pillars:

Operating profitability:

•	We maximize the return to our shareholders by generating sustainable cash flow growth and increasing the long-term value through the development and operations of mixed-use properties.

•	Our privileged locations and our leadership position in Argentina, together with our knowledge of the shopping center and office industry, allow us to maintain high occupancy levels and an optimal tenant mix.

•	We seek to strengthen and consolidate the relationship with our tenants through attractive rental conditions, offering a wide range of products and services, as well as administrative and commercial advice to optimize and simplify their operations.

Growth and Innovation:

•	We grow through the acquisition and development of real estate properties, and we have a land reserve with premium locations in Argentina to continue expanding our portfolio with mixed-use projects.

•	We are pioneers in innovative real estate developments due to their format and scale, due to their concept, due to the appreciation of the area where they are located and due to the search for future synergies.

•	We quickly adapt to changes in context and consumption habits, always focusing on the customer to provide the best service through technology and thus enhance their purchasing experience within our shopping centers.

•	We maintain our investment in Banco Hipotecario, the main mortgage loan bank in Argentina, since we believe we can achieve good synergies in the long term with a developed mortgage market.

•	We seek investments outside of Argentina that represent an opportunity for long-term capital appreciation and thus diversify our portfolio.

Sustainability:

•	We are part of the communities where our business units operate. Through Corporate Social Responsibility actions in our properties, we spread and make visible issues of social interest such as inclusion and assistance to the neediest.

•	We plan for the long term and work towards continuous improvement, environmental protection, and sustainable Development, seeking to achieve environmental certification standards in our real estate projects.

•	We continuously work to achieve the highest standards of corporate Governance, with total transparency and responsibility. We take care of our human capital, and we promote inclusion and diversity both in the governing bodies and in the work teams.

COVID-19 pandemic

During 2020 and 2021, the Argentine government and the Central Bank issued a series of preventive measures to contain the spread of Covid-19 and mitigate its impact on the Argentine economy. On March 19, 2020, the Argentine government declared a nationwide lockdown from March 20, 2020 through March 31, 2020, which was extended several times until November 6, 2020, when the country shifted towards a “social distancing” phase, instead of a strict lockdown.

As of the date of this annual report, the measures adopted by the Argentine Government regarding Covid-19 are no longer in force.

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

Merger by absorption of IRSA Propiedades Comerciales S.A.

On December 22, 2021, the shareholders of IRSA and IRSA CP approved the merger, between both companies, with an effective date of July 1, 2021. The merger of IRSA CP with IRSA as surviving corporation was duly registered by the corresponding Argentine control authorities on April 27, 2022, the exchange of IRSA CP shares for IRSA shares was completed, and the listing of IRSA CP shares was canceled.

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

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

•	the acquisition, development and operation of shopping malls,

•	the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

•	the development and sale of residential properties,

•	the acquisition and operation of luxury hotels,

•	the acquisition of land reserves for future development or sale, and

•	selective investments outside Argentina.

Segments

We operate our business through the following five segments: (i) Shopping Malls; (ii) Offices; (iii) Hotels; (iv) Sales and Developments; and (v) Others.

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 187,478 million and ARS 198,483 million as of June 30, 2023, and 2022, respectively, representing 29.5% and 28.3% of our operating assets at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 47,438 million and ARS 37,369 million for the fiscal years ended June 30, 2023, and 2022, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices. Our Offices segment had assets of ARS 120,589 million and ARS 152,489 million as of June 30, 2023, and 2022, respectively, representing 19.0% and 21.7% of our operating assets at such dates, respectively. Our Offices segment generated revenues of ARS 4,584 million and ARS 6,556 million for the fiscal years ended June 30, 2023, and 2022, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 8,783 million and ARS 9,018 million as of June 30, 2023, and 2022, respectively, representing 1.4% and 1.3% of our operating assets, respectively. Our Hotels segment generated revenues of ARS 14,964 million and revenues ARS 9,270 million for the fiscal years ended June 30, 2023, and 2022, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 287,180 million and ARS 313,658 million as of June 30, 2023, and 2022, respectively, representing 45.2% and 44.7% of our operating assets. Our Sales and Developments segment generated revenues of ARS 4,382 million and ARS 1,608 million for the financial years ended June 30, 2023, and 2022, respectively.

Our “Others” Segment includes the entertainment activities through La Arena S.A., La Rural S.A. y Centro de Convenciones Buenos Aires, We Are Appa, investments in associates like GCDI and the financial activities carried out by Banco Hipotecario and BACS. Our “Others” segment had assets of ARS 30,972 million and ARS 28,792 million as of June 30, 2023, and 2022, respectively, representing 4.9% and 4.1% of our, respectively. Our Others segment generated revenues of ARS 935 million and ARS 371 million for the fiscal years ended June 30, 2023, and 2022, respectively.

Overview

Shopping Malls

As of June 30, 2023, we operated and owned a majority interest in a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

As of June 30, 2023, our portfolio’s leasable area totaled 335,826 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 636,842 million in the fiscal year 2023 and ARS 548,935 million in the fiscal year 2022, 16.0%, in real terms, higher than 2022. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2023:

Shopping malls	Date of acquisition/ development	Location	GLA(1)	Number of stores	Occupancy rate(2)	Our ownership interest(3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,629	141	100.0	100.0	7,480
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	37,167	157	99.5	100.0	6,948
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,457	122	92.5	100.0	4,653
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,839	107	96.1	100.0	4,300
Patio Bullrich	Oct‑98	City of Buenos Aires	11,396	90	92.7	100.0	2,370
Dot Baires Shopping	May‑09	City of Buenos Aires	47,811	163	98.6	80.0	4,072
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,673	74	100.0	100.0	2,154
Distrito Arcos	Dec‑14	City of Buenos Aires	14,458	63	100.0	90.0	3,499
Alto Noa Shopping	Mar‑95	Salta	19,427	84	100.0	100.0	1,413
Alto Rosario Shopping	Nov‑04	Santa Fe	34,859	131	93.8	100.0	5,061
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,511	124	99.1	100.0	2,125
Córdoba Shopping	Dec‑06	Córdoba	15,368	98	97.7	100.0	1,627
La Ribera Shopping	Aug‑11	Santa Fe	10,531	67	96.8	50.0	430
Alto Comahue	Mar‑15	Neuquén	11,700	88	96.7	99.95	1,240
Patio Olmos (5)	Sep‑07	Córdoba	—	—	—		—
Total			335,826	1,509	97.4		47,372

(1)	Corresponds to gross leasable area (GLA) at each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.

(3)	Company’s effective interest in each of its business units.

(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto

(5)	Does not include the rental revenues of Patio Olmos. We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Tenant retail sales

During the fiscal year 2023, the sales of our shopping malls tenants reached ARS 636,842 million, increasing by 16.0% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires increased a 18.7% compared to previous fiscal year, from ARS 375,763 million to ARS 446,076 million during the fiscal year 2023, while those in the interior of the country increased a 10.2% compared to previous fiscal year, from ARS 173,172 million to ARS 190,766 million during the fiscal year 2023.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019
	(in millions of ARS)
Alto Palermo	83,516	68,833	25,805	45,328	61,514
Abasto Shopping	91,100	70,320	22,463	46,095	65,239
Alto Avellaneda	62,367	49,316	18,693	40,727	58,511
Alcorta Shopping	49,166	47,048	19,605	27,025	34,702
Patio Bullrich	27,230	24,917	12,624	18,383	22,795
Buenos Aires Design (2)	—	—	—	—	2,984
Dot Baires Shopping	51,217	43,655	17,201	36,207	49,997
Soleil Premium Outlet	33,907	31,194	15,101	18,812	26,846
Distrito Arcos	47,573	40,480	21,963	21,243	24,697
Alto Noa Shopping	26,067	24,865	18,411	18,350	22,151
Alto Rosario Shopping	72,117	65,082	39,212	38,367	49,308
Mendoza Plaza Shopping	39,021	36,918	31,824	29,942	39,305
Córdoba Shopping Villa Cabrera	22,676	20,743	13,060	11,818	16,084
La Ribera Shopping (3)	11,438	9,891	4,835	7,830	11,508
Alto Comahue	19,447	15,673	7,149	11,214	15,802
Total	636,842	548,935	267,946	371,341	501,443

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	End of the concession term was December 5, 2018.

(3)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019
	(in millions of ARS)
Department Store	—	—	6,502	19,775	27,139
Clothes and footwear	372,285	328,373	153,507	203,180	278,634
Entertainment	18,208	13,103	1,988	11,404	16,809
Home and decoration	15,660	14,853	8,035	7,586	11,135
Home Appliances	70,555	49,305	20,409	41,827	56,163
Restaurants	73,815	51,912	42,775	52,938	62,859
Miscellaneous	11,084	82,546	4,514	4,437	5,985
Services	75,235	8,843	30,216	30,194	42,719
Total	636,842	548,935	267,946	371,341	501,443

(1)	Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of June 30,
	2023	2022	2021	2020	2019
	(%)
Alto Palermo	100.0	98.0	98.4	91.9	99.1
Abasto Shopping	99.5	98.9	99.7	94.9	98.7
Alto Avellaneda	92.5	81.4	64.8	97.4	98.6
Alcorta Shopping	96.1	99.7	90.6	97.3	97.9
Patio Bullrich	92.7	92.4	87.8	91.4	93.5
Dot Baires Shopping	98.6	83.5	80.7	74.6	74.5
Soleil Premium Outlet	100.0	100.0	90.3	97.1	99.0
Distrito Arcos	100.0	100.0	100.0	93.8	99.4
Alto Noa Shopping	100.0	96.7	98.1	99.0	99.5
Alto Rosario Shopping	93.8	96.3	95.4	97.2	99.6
Mendoza Plaza Shopping	99.1	91.1	97.3	97.8	97.3
Córdoba Shopping Villa Cabrera	97.7	100.0	91.4	95.4	99.3
La Ribera Shopping	96.8	97.1	96.2	99.0	94.6
Alto Comahue	96.7	97.4	92.4	96.2	96.2
Total	97.4	93.1	89.9	93.2	94.7

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019
	(in ARS)
Alto Palermo	275,047	219,502	93,536	188,684	274,302
Abasto Shopping	148,762	109,002	36,614	85,879	133,727
Alto Avellaneda	102,466	71,187	25,499	61,477	102,674
Alcorta Shopping	208,849	187,059	82,291	120,874	162,384
Patio Bullrich	155,930	107,383	45,548	94,795	124,433
Dot Baires Shopping	66,867	52,554	16,410	47,660	70,667
Soleil Premium Outlet	117,141	100,570	46,029	67,444	104,944
Distrito Arcos	195,871	156,425	90,440	133,048	193,000
Alto Noa Shopping	65,014	57,599	37,617	43,239	57,722
Alto Rosario Shopping	125,220	113,768	62,313	63,823	87,230
Mendoza Plaza Shopping	45,289	37,798	26,583	29,362	41,857
Córdoba Shopping Villa Cabrera	92,073	77,715	45,451	48,096	69,397
La Ribera Shopping	34,661	25,180	7,720	24,018	36,183
Alto Comahue	94,704	70,036	18,074	162,660	156,996

(1)	Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2023 and 2022, we can observe a balance in the proportions, since both or each of the contingent rent, which is the one that depends on our tenants’ sales, and also Base Rent represented approximately 40% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	19,076	12,726	8,701	16,608	25,544
Percentage rent	19,516	18,055	5,101	7,810	9,479
Total rent	38,592	30,781	13,802	24,418	35,023
Non-traditional advertising	1,037	858	388	977	1,184
Revenue from admission rights	4,004	3,025	2,785	4,795	5,592
Fees	416	451	476	558	653
Parking	2,094	1,242	132	1,572	2,557
Commissions	1,147	886	636	824	1,701
Other	82	91	634	111	1,147
Subtotal	47,372	37,334	18,853	33,255	47,857
Other revenues (1)	66	35	32	37	—
Adjustments and eliminations	—	—	(71)	(1,785)	(2,505)
Total	47,438	37,369	18,814	31,507	45,352

(1)	As of June 30, 2023, includes ARS 41 million attributable to Patio Olmos and ARS 25 million attributable to Apsa Media commission for advertising in Edificio del Plata.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2023	2022	2021	2020	2019 (2)
	(in millions of ARS)
Alto Palermo	7,480	5,961	2,790	5,292	7,476
Abasto Shopping	6,948	4,926	2,003	4,540	6,970
Alto Avellaneda	4,653	3,357	1,632	3,186	5,004
Alcorta Shopping	4,300	3,658	1,705	2,822	3,678
Patio Bullrich	2,370	1,656	748	1,632	2,141
Buenos Aires Design (2	—	—	—	—	280
Dot Baires Shopping	4,072	3,115	1,576	3,467	5,898
Soleil Premium Outlet	2,154	1,839	877	1,315	1,951
Distrito Arcos	3,499	2,805	1,468	2,436	3,354
Alto Noa Shopping	1,413	1,244	852	981	1,313
Alto Rosario Shopping	5,061	4,417	2,598	2,759	3,624
Mendoza Plaza Shopping	2,125	1,824	1,362	1,569	2,173
Córdoba Shopping Villa Cabrera	1,627	1,324	832	940	1,309
La Ribera Shopping(3)	430	300	112	313	463
Alto Comahue	1,240	908	298	2,003	2,223
Subtotal	47,372	37,334	18,853	33,255	47,857
Other revenues (4)	66	35	32	37	—
Reconciliation adjustments	—	—	(71)	(1,785)	(2,505)
Total	47,438	37,369	18,814	31,507	45,352

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	End of concession December 5, 2018.
(3)	Through our joint venture Nuevo Puerto Santa Fe S.A.
(4)	As of June 30, 2023, includes ARS 41 million attributable to Patio Olmos and ARS 25 million attributable to Apsa Media commission for advertising in Edificio del Plata.

Lease expirations (1)

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2023, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2023
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	40	8,843	—	—	—
Expired in-force	34	18,793	5.7	349	1.9
2024	414	95,943	29.3	3,284	18.0
2025	444	79,432	24.3	4,427	24.4
2026	392	77,343	23.7	5,582	30.7
2027 and subsequent years	185	55,472	17.0	4,537	25.0
Total (3)	1,469	326,983	100.0	18,179	100.0

(1)	Includes vacant stores as of June 30, 2023. A lease may be associated with one or more stores.

(2)	The amount expresses the annual base rent as of June 30, 2023 of agreements due to expire.

(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2023:

	Number of		Annual	Average annual base rent per sqm		Number of	Annual base rent amount per sqm
Type of business	agreements renewed	Annual base rent	admission rights	New and renewed	Former agreements	non‑renewed agreement(1)	Non‑renewed agreement(1)

		(in millions of ARS)		(ARS/sqm)			(in millions of ARS)
Clothing and footwear	311	5,326	896	118,556	53,860	490	87,063
Miscellaneous (2)	94	1,378	326	177,045	87,364	133	86,398
Restaurant	95	1,402	157	179,761	76,501	131	126,204
Services	20	202	16	45,806	14,596	40	55,916
Home appliances	34	542	50	124,872	61,115	39	87,148
Home and decoration	18	194	70	79,586	18,473	36	72,746
Supermarket	1	37	—	11,568	8,264	3	4,970
Entertainment	8	88	8	12,696	2,488	16	17,374
Total (3)	581	9,169	1,523	133,043	58,302	888	89,250

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) account for approximately 9.4% of our gross leasable area as of June 30, 2023 and represent 12.1% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	5.9	10,771	3.2
Nike	Clothes and footwear	3.5	8,105	2.4
Fravega	Home appliances	3.0	3,378	1.0
Adidas	Clothes and footwear	2.4	4,581	1.4
McDonald’s	Restaurant	2.1	4,550	1.4
Total		16.9	31,385	9.4

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 141-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station, which we believe makes it very attractive for visitor. Alto Palermo has a total constructed area of 69,457 square meters (including parking) that consists of 20,629 square meters of gross leasable area spread out over six levels and has a 642-car pay parking space of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. The shopping center was reconverted in 2021, after a 5,000 sqm expansion work, the renovation of most of its premises, and the entry of a differential gastronomy with proposals such as Il Quotidiano, Mooi and Base.

During the fiscal year ended on June 30, 2023, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 83,516 million, 21.3% higher than the turnover in real terms during the same period of fiscal year 2022. Sales per square meter reached ARS 4,048,440. Total rental income increased from ARS 4,502 million in real terms for fiscal year ended June 30, 2022, to ARS 5,674 million for fiscal year ended June 30, 2023, which represents an annual revenue per gross leasable square meter of ARS 291,502 in fiscal year 2022 and ARS 275,047 in fiscal year 2023.

As of June 30, 2023, Alto Palermo’s occupancy rate was 100.0%.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	59,544	71.4	12,669	61.4
Home	1,488	1.8	607	2.9
Restaurant	7,344	8.8	3,340	16.2
Miscellaneous	10,811	12.9	1,409	6.8
Services	455	0.5	1,807	8.8
Home appliances	3,874	4.6	797	3.9
Total	83,516	100.0	20,629	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenue

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	2,952	2,294	1,352	2,583	4,124
Percentage rent(1)	2,722	2,208	522	938	987
Total rent	5,674	4,502	1,874	3,521	5,111
Non-traditional advertising	308	351	97	229	313
Revenue from admission rights(2)	764	584	586	951	1,231
Fees	65	71	73	82	91
Parking	492	300	24	263	459
Commissions	174	149	134	239	272
Other	3	4	2	7	(1)
Total(3)	7,480	5,961	2,790	5,292	7,476

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 157-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with 37,167 square meters of gross leasable area (40,500 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of gross leasable area.

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

During the fiscal year ended June 30, 2023, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 91,100 million, representing sales per square meter of approximately ARS 2,451,112, 29.6% higher than sales in real terms recorded in fiscal year 2022. Total rental income increased from ARS 4,051 million in real terms for the fiscal year ended June 30, 2022, to ARS 5,529 million for fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 109,002 in fiscal year 2022 and ARS 148,762 in fiscal year 2023.

As of June 30, 2023, Abasto Shopping’s occupancy rate was 99.5%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	48,311	53.1	14,524	39.1
Entertainment	4,816	5.3	12,714	34.2
Home	1,105	1.2	542	1.5
Restaurant	11,871	13.0	3,294	8.9
Miscellaneous	6,878	7.5	2,389	6.4
Services	195	0.2	832	2.2
Home appliances	17,924	19.7	2,872	7.7
Total	91,100	100.0	37,167	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenue

The following table sets forth selected information relating to the revenue of Abasto Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	2,759	1,714	1,011	2,326	3,734
Percentage rent(1)	2,770	2,337	336	832	1,188
Total rent	5,529	4,051	1,347	3,158	4,922
Non-traditional advertising	143	93	47	153	153
Revenue from admission rights(2)	555	349	392	701	987
Fees	71	78	82	88	99
Parking	466	248	17	326	563
Commissions	173	103	65	103	224
Other	11	4	53	11	22
Total(3)	6,948	4,926	2,003	4,540	6,970

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 122-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 39,457 square meters of GLA. The shopping mall has a multiplex cinema with eight screens, including the largest XD room in the country, a complex of sports fields (soccer, basketball and paddle), an entertainment center (Sacoa) and another one under construction (Neverland Sports & Play), and a food court with 14 restaurants. In addition, the property has the Chango Más hypermarket and branches of Easy, Norauto and Coppel (not included in the gross leasable area), but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking space. The shopping mall has 2,400-car free parking spaces consisting of 53,203 square meters.

During the fiscal year ended June 30, 2023, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 62,367 million, which represents a year-on-year increase of 26.5% in real terms. Sales per square meter was ARS 1,580,745. Total rental income increased from ARS 2,844 million in real terms for fiscal year ended June 30, 2022, to ARS 4,043 million for fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 71,817 in fiscal year 2022 and ARS 102,466 in fiscal year 2023.

As of June 30, 2023, Alto Avellaneda’s occupancy rate was 92.5%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	35,102	56.2	12,959	32.9
Department store	—	—	1,831	4.6
Entertainment	1,950	3.1	11,564	29.3
Home	1,377	2.2	1,134	2.9
Restaurant	8,331	13.4	4,675	11.8
Miscellaneous	5,030	8.1	2,510	6.4
Services	236	0.4	2,883	7.3
Home appliances	10,341	16.6	1,901	4.8
Total	62,367	100.0	39,457	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenue

The following table sets forth selected information relating to revenue for Alto Avellaneda for the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
		(in millions of ARS)
Base rent	2,099	1,184	698	1,552	3,016
Percentage rent(1)	1,944	1,660	319	804	880
Total rent	4,043	2,844	1,017	2,356	3,896
Non-traditional advertising	71	71	19	71	78
Revenue from admission rights(2)	344	302	366	617	651
Fees	56	60	65	75	84
Parking	0	0	0	0	0
Commissions	134	75	69	60	274
Other	5	5	96	7	21
Total(3)	4,653	3,357	1,632	3,186	5,004

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 107-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,839 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with eleven restaurants, two exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking spaces for 1,137 cars and an additional parking space in front of the main building with space for 435 vehicles.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2023, the public that visited the Alcorta Shopping mall generated real retail sales that totaled approximately ARS 49,166 million, which represents fiscal year sales of approximately ARS 3,104,071 per square meter and a year-on-year increase of 4.5% in real terms. Total rental income increased from approximately ARS 2,958 million in real terms for fiscal year ended June 30, 2022, to ARS 3,308 million for fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 187,059 in fiscal year 2022 and ARS 208,849 in fiscal year 2023.

As of June 30, 2023, Alcorta Shopping’s occupancy rate was 96.1%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	35,390	72.0	7,851	49.6
Entertainment	250	0.5	1,435	9.1
Home	2,426	4.9	1,236	7.8
Restaurant	3,303	6.7	1,189	7.5
Miscellaneous	5,638	11.5	1,667	10.5
Services	521	1.1	2,382	15.0
Home appliances	1,638	3.3	79	0.5
Total	49,166	100.0	15,839	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenue

The following table sets forth selected information relating to the revenue of Alcorta Shopping during the following fiscal years:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	1,690	1,190	778	1,257	1,957
Percentage rent(1)	1,618	1,768	524	642	595
Total rent	3,308	2,958	1,302	1,899	2,552
Non-traditional advertising	104	78	28	119	134
Revenue from admission rights(2)	443	330	259	500	578
Fees	34	37	39	26	30
Parking	306	166	24	192	278
Commissions	89	86	52	80	101
Other	16	3	1	6	5
Total(3)	4,300	3,658	1,705	2,822	3,678

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

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

Patio Bullrich has a total constructed area of 28,984 square meters (including parking) that consist of 11,396 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has paid parking spaces for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first Food Hall in Argentina that offers French and Italian gastronomy, patisserie, seafood and grill cuisine, and a “gourmet” market with specially selected premium brand products. From the point of view of its tenant mix, it concentrates the most important international and national luxury brands such as LV, Salvatore Ferragamo, Hugo Boss, Bally, Omega, Etiqueta Negra, Jazmin Chebar, Calandra, among others.

During the fiscal year ended June 30, 2023, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 27,230 million, which represents annual sales of approximately ARS 2,389,412 per square meter and a year-on-year increase of 9.3% in real terms. Total rental income increased from ARS 1,252 million in real terms for fiscal year ended June 30, 2022, to ARS 1,777 million for fiscal year ended June 30, 2023, which represents a monthly revenue per gross leasable square meter of ARS 107,383 in fiscal year 2022 and ARS 155,930 in fiscal year 2023.

As of June 30, 2023, Patio Bullrich’s occupancy rate was 92.7%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	19,679	72.3	5,645	49.6
Entertainment	89	0.3	1,510	13.2
Home	705	2.6	173	1.5
Restaurant	683	2.5	1,556	13.7
Miscellaneous	5,704	20.9	1,586	13.9
Services	370	1.4	876	7.7
Home appliances	—	—	50	0.4
Total	27,230	100.0	11,396	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenue

The following table sets forth selected information relating to the revenue of Patio Bullrich during the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	866	379	293	686	1,013
Percentage rent(1)	911	873	226	395	405
Total rent	1,777	1,252	519	1,081	1,418
Non-traditional advertising	24	32	17	50	58
Revenue from admission rights(2)	225	170	125	257	269
Fees	29	32	34	63	71
Parking	271	132	19	147	263
Commissions	42	34	30	34	67
Other	2	4	4	—	(5)
Total(3)	2,370	1,656	748	1,632	2,141

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 47,811 sqm constitute Gross Leasable Area, comprising 163 retail stores, a 10-screen multiplex cinema and parking space for 2,100 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2023, our equity interest in Panamerican Mall S.A. was 80%. Dot Baires Shopping is a meeting point in the City of Buenos Aires where daily services, the best brands and differential proposals are offered.

During the fiscal year ended June 30, 2023, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 51,217 million, which represents a year-on-year increase of 17.3% in real terms and annual sales of approximately ARS 1,071,230 per square meter. Total rental income increased from ARS 2,486 million in real terms in the fiscal year ended June 30, 2022, to ARS 3,197 million in the fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 52,554 in fiscal year 2022 and ARS 66,867 in fiscal year 2023.

As of June 30, 2023, Dot Baires Shopping’s occupancy rate was 98.6%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	24,161	47.2	23,592	49.4
Department store	—	—	1,572	3.3
Entertainment	2,124	4.1	8,519	17.8
Home	1,914	3.7	3,710	7.8
Restaurant	6,802	13.3	1,981	4.1
Miscellaneous	5,988	11.7	3,146	6.6
Services	2,236	4.4	2,984	6.2
Home appliances	7,992	15.6	2,307	4.8
Total	51,217	100.0	47,811	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Dot Baires Shopping’s revenue

The following table sets forth selected information relating to the revenue of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	1,761	1,018	556	1,630	2,503
Percentage rent(1)	1,436	1,468	224	696	949
Total rent	3,197	2,486	780	2,326	3,452
Non-traditional advertising	126	63	32	110	144
Revenue from admission rights(2)	281	224	246	416	502
Fees	50	54	58	54	58
Parking	309	200	13	492	714
Commissions	104	84	67	54	198
Other	5	4	380	15	830
Total(3)	4,072	3,115	1,576	3,467	5,898

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,673 square meters of which are GLA, with a strong presence in the sports and leisure sector. It comprises 74 stores and 2,599 parking spaces. In addition, it has 6-screen multiplex cinemas, a supermarket and a food court.

During the fiscal year ended June 30, 2023, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 33,907 million, which represents annual average sales of approximately ARS 2,163,336 per square meter and a year-on-year turnover increase of 8,7% in real terms. Total rental income increased from ARS 1,583 million in real terms for the fiscal year ended June 30, 2022, to ARS 1,836 million for the fiscal year ended June 30, 2023, representing annual income per gross leasable square meter of ARS 100,570 in fiscal year 2022 and ARS 117,141 in fiscal year 2023.

As of June 30, 2023, Soleil Premium Outlet’s occupancy rate was 100.0%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	29,536	87.0	11,178	71.3
Entertainment	881	2.6	3,262	20.8
Home	92	0.3	100	0.6
Restaurant	2,701	8.0	745	4.8
Miscellaneous	675	2.0	326	2.1
Home appliances	22	0.1	62	0.4
Total	33,907	100.0	15,673	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Soleil Premium Outlet’s revenue

The following table sets forth selected information relating to the revenue of Soleil Premium Outlet during the following periods:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	915	673	492	634	1,024
Percentage rent(1)	921	910	207	388	567
Total rent	1,836	1,583	699	1,022	1,591
Non-traditional advertising	42	17	11	34	22
Revenue from admission rights(2)	200	170	136	185	233
Fees	18	19	22	17	19
Parking	—	—	—	—	—
Commissions	56	47	9	52	80
Other	2	3	—	5	6
Total(3)	2,154	1,839	877	1,315	1,951

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Distrito Arcos, City of Buenos Aires

We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,458 square meters of GLA and it consists of 63 stores, 427 parking spaces and 33 outdoor selling stands. In an open urban space, Arcos was consolidated in all its business units with sustained year-on-year growth.

During the fiscal year ended June 30, 2023, the public visiting the shopping mall generated real retail sales of approximately ARS 47,573 million, which represents a year-on-year increase of 17.5% in real terms and sales per square were approximately ARS 3,290,318. Total rental income increased from ARS 2,261 million in real terms for the fiscal year ended June 30, 2022, to ARS 2,832 million in fiscal year ended June 30, 2023, representing annual income per gross leasable square meter of ARS 156,425 in fiscal year 2022 and ARS 195,871 in fiscal year 2023. The shopping mall concession is undergoing legal proceedings. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arcos del Gourmet”.

As of June 30, 2023, Distrito Arcos’ occupancy rate was 100%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	42,301	88.9	10,397	71.9
Restaurant	1,932	4.1	728	5.1
Miscellaneous	1,511	3.2	2,147	14.8
Services	1,829	3.8	1,186	8.2
Total	47,573	100.0	14,458	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Distrito Arcos’ revenue

The following table sets forth selected information relating to the revenue from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	1,062	806	694	1,253	2,106
Percentage rent(1)	1,770	1,455	601	655	660
Total rent	2,832	2,261	1,295	1,908	2,766
Non-traditional advertising	51	56	37	28	63
Revenue from admission rights(2)	276	198	22	319	188
Fees	13	15	15	13	13
Parking	249	196	32	151	237
Commissions	76	73	65	11	82
Other	2	6	2	6	5
Total(3)	3,499	2,805	1,468	2,436	3,354

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 84-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,427 square meters of GLA. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has free parking spaces for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2023, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 26,067 million, which represents fiscal period sales of approximately ARS 1,381,826 per square meter and a year-on-year increase of 4.8% in real terms. Total rental income increased from ARS 1,116 million in real terms in fiscal year ended June 30, 2022, to ARS 1,263 million in fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 57,559 in fiscal year 2022 and ARS 65,014 in fiscal year 2023.

As of June 30, 2023, Alto Noa’s occupancy rate was 100.0%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	8,506	32.7	4,372	22.4
Entertainment	2,379	9.1	6,507	33.5
Home	392	1.5	245	1.3
Restaurant	3,438	13.2	1,417	7.3
Services	870	3.3	302	1.6
Miscellaneous	7,112	27.3	5,558	28.6
Home appliances	3,370	12.9	1,026	5.3
Total	26,067	100.0	19,427	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenue

The following table sets forth selected information relating to the revenue of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	637	487	451	532	735
Percentage rent(1)	626	629	276	302	379
Total rent	1,263	1,116	727	834	1,114
Non-traditional advertising	15	24	15	22	19
Revenue from admission rights(2)	81	63	67	91	101
Fees	8	9	9	9	9
Parking	—	—	—	—	—
Commissions	44	30	22	22	63
Other	2	2	12	3	7
Total(3)	1,413	1,244	852	981	1,313

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Rosario, City of Rosario, Province of Santa Fe

Alto Rosario is a 131-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 34,859 square meters of gross leasable area. Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has free parking spaces that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2023, the public visitors to the shopping mall generated real retail sales of approximately ARS 72,117 million, which represents a year-on-year increase of 10.8% in real terms. Sales per square meter were approximately ARS 2,068,848. Total rental income increased from ARS 3,863 million in real terms in fiscal year ended June 30, 2022, to ARS 4,365 million in fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 113,768 in fiscal year 2022 and ARS 125,220 in fiscal year 2023.

As of June 30, 2023, Alto Rosario’s occupancy rate was 93.8%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	41,908	58.1	16,622	47.6
Entertainment	1,512	2.1	9,586	27.5
Home	2,218	3.1	1,143	3.3
Restaurant	8,203	11.4	2,506	7.2
Miscellaneous	5,652	7.8	2,397	6.9
Services	510	0.7	1,180	3.4
Home appliances	12,114	16.8	1,425	4.1
Total	72,117	100.0	34,859	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenue

The following table sets forth selected information relating to the revenue of Alto Rosario during the following periods:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	2,002	1,470	1,056	1,246	1,856
Percentage rent(1)	2,363	2,393	1,046	903	1,069
Total rent	4,365	3,863	2,102	2,149	2,925
Non-traditional advertising	68	32	32	58	71
Revenue from admission rights(2)	486	395	347	438	479
Fees	29	32	34	32	34
Parking	—	—	—	—	—
Commissions	109	88	67	75	110
Other	4	7	16	7	5
Total(3)	5,061	4,417	2,598	2,759	3,624

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 124-store shopping mall which has 22 selling stands, opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 41,511 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, a food court with 10 restaurants, 5 restaurants on the street in the new sector called “Shopping District Food”, an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has free parking spaces for 1,817 cars, 358 of which are underground. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2023, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 39,021 million, which represents annual sales for approximately ARS 940,015 per square meter and a year-on-year increase of 5.7% in real terms. Total rental income increased from ARS 1,594 million in real terms in fiscal year ended June 30, 2022 to ARS 1.880 million in fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 37,798 in fiscal year 2022 and ARS 45,289 in fiscal year 2023.

As of June 30, 2023, Mendoza Plaza’s occupancy rate was 99.1%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	14.460	37.0	10.519	25.3
Department store	—	—	4.259	10.3
Entertainment	1.871	4.8	7.351	17.7
Home	1.581	4.1	2.688	6.5
Restaurant	4.931	12.6	4.276	10.3
Miscellaneous	6.390	16.4	7.483	18.0
Services	238	0.6	2.238	5.4
Home appliances	9.550	24.5	2.697	6.5
Total	39.021	100.0	41.511	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenue

The table sets forth selected information relating to the revenue of Mendoza Plaza during the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	991	686	733	800	1,108
Percentage rent(1)	889	908	418	472	686
Total rent	1,880	1,594	1,151	1,272	1,794
Non-traditional advertising	29	22	28	39	45
Revenue from admission rights(2)	125	110	103	140	175
Fees	17	19	19	45	52
Parking	—	—	—	—	—
Commissions	54	50	24	45	84
Other	20	29	37	28	23
Total(3)	2,125	1,824	1,362	1,569	2,173

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,368 square meters being gross leasable area. Córdoba Shopping has 98 commercial stores, a 12-screen multiplex cinema and parking spaces for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba, the second largest City in Argentina in terms of population.

During the fiscal year ended June 30, 2023, the public visiting the shopping mall generated real retail sales of approximately ARS 22,676 million, which represents a year-on-year increase of 9.3% in real terms. Sales per square meter were approximately ARS 1,475,515. Total rental income increased from ARS 1,194 million in real terms in fiscal year ended June 30, 2022, to ARS 1,415 million in fiscal year ended June 30, 2023, which represents annual income per gross leasable square meter of ARS 77,715 in fiscal year 2022 and ARS 92,073 in fiscal year 2023.

As of June 30, 2023, Córdoba Shopping’s occupancy rate was 97.7%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	16,207	71.4	6,519	42.4
Entertainment	606	2.7	5,842	38.0
Home	608	2.7	365	2.4
Restaurant	1,939	8.6	675	4.4
Miscellaneous	1,847	8.1	740	4.8
Services	135	0.6	730	4.8
Home appliances	1,334	5.9	497	3.2
Total	22,676	100.0	15,368	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenue from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenue of Córdoba Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	663	431	388	399	640
Percentage rent(1)	752	763	310	341	427
Total rent	1,415	1,194	698	740	1,067
Non-traditional advertising	35	13	19	32	45
Revenue from admission rights(2)	121	69	71	106	114
Fees	10	11	13	34	41
Parking	—	—	—	—	—
Commissions	33	32	22	22	42
Other	13	5	9	6	—
Total(3)	1,627	1,324	832	940	1,309

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 67 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is 10,531 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2023, the public visiting the shopping mall generated real retail sales of approximately ARS 11,438 million, which represents a year-on-year increase of 15.6% and sales per square meter were approximately ARS 1,086,173. Total rental income increased from ARS 265 million in real terms in fiscal year ended June 30, 2022 to ARS 365 million in fiscal year ended June 30, 2023, representing annual income per gross leasable square meter of ARS 25,180 in fiscal year 2022 and ARS 34,661 in fiscal year 2023.

As of June 30, 2023, La Ribera Shopping’s occupancy rate was 96.8%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	4,966	43.4	3,000	28.4
Entertainment	1,448	12.7	3,323	31.6
Home	347	3.0	381	3.6
Restaurant	2,808	24.5	2,247	21.3
Miscellaneous	1,276	11.2	776	7.4
Services	12	0.1	29	0.3
Home appliances	581	5.1	775	7.4
Total	11,438	100.0	10,531	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

La Ribera Shopping’s revenue

The following table sets forth selected information relating to the revenue of La Ribera Shopping during the fiscal years indicated:

	For the fiscal year ended June 30, (4)
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	174	93	60	142	200
Percentage rent(1)	191	172	22	110	181
Total rent	365	265	82	252	381
Non-traditional advertising	10	4	4	15	13
Revenue from admission rights(2)	20	13	15	19	19
Fees	6	4	4	6	9
Parking	—	—	—	—	—
Commissions	29	14	7	21	41
Other	—	—	—	—	—
Total(3)	430	300	112	313	463

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.
(4)	It does not reflect our participation on this property.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,700 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 88 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking space and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

During the fiscal year ended June 30, 2023, visitors to the shopping mall generated real retail sales that totaled approximately ARS 19,447 million, which represent a year-on-year increase of 24.1% and sales per square meter of approximately ARS 1,662,195. Total rental income increased from ARS 819 million in real terms in fiscal year ended June 30, 2022 to ARS 1,108 million in fiscal year ended June 30, 2023, which represents total revenue for the period per gross leasable area of ARS 70,036 in fiscal year 2022 and ARS 94,704 in fiscal year 2023.

As of June 30, 2023, Alto Comahue’s occupancy rate was 96.7%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2023:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	8,467	43.6	5,032	43.0
Entertainment	970	5.0	2,350	20.1
Home	1,246	6.4	326	2.8
Restaurant	4,497	23.1	2,064	17.6
Miscellaneous	3,045	15.7	830	7.1
Services	241	1.2	171	1.5
Home appliances	981	5.0	927	7.9
Total	19,447	100.0	11,700	100.0

(1)	Includes vacant stores as of June 30, 2023. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Comahue’s revenue

The following table sets forth selected information relating to the revenue derived from Alto Comahue during the following periods:

	For the fiscal year ended June 30,
	2023	2022	2021	2020	2019
	(in millions of ARS)
Base rent	504	304	140	1,574	1,362
Percentage rent(1)	604	515	71	330	474
Total rent	1,108	819	211	1,904	1,836
Non-traditional advertising	11	6	6	17	26
Revenue from admission rights(2)	81	50	50	56	52
Fees	9	11	11	13	13
Parking	—	—	—	—	—
Commissions	28	19	11	6	65
Other	3	3	9	7	231
Total(3)	1,240	908	298	2,003	2,223

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 2% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated monthly or quarterly and cumulatively by the CPI index.

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

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant’s commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenant must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. We determine that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular revenues audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2023:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	20,629	1.76
	Abasto Shopping (2)	City of Buenos Aires	37,167	3.17
	Alto Avellaneda	Province of Buenos Aires	39,457	3.36
	Alcorta Shopping	City of Buenos Aires	15,839	1.35
	Patio Bullrich	City of Buenos Aires	11,396	0.97
	Dot Baires Shopping (3)	City of Buenos Aires	47,811	4.07
	Soleil Premium Outlet	Province of Buenos Aires	15,673	1.34
	Distrito Arcos	City of Buenos Aires	14,458	1.23
	Alto Noa	City of Salta	19,427	1.66
	Alto Rosario	City of Rosario	34,859	2.97
	Mendoza Plaza	City of Mendoza	41,511	3.54
	Córdoba Shopping	City of Córdoba	15,368	1.31
	La Ribera Shopping (4)	City of Santa Fe	10,531	0.90
	Alto Comahue	City of Neuquén	11,700	1.00
Subtotal			335,826	28.6
Cencosud S.A			277,203	23.6
Other operators			560,317	47.8
Total			1,173,346	100.0

(1)	Corresponding to gross leasable area in respect of total gross leasable area. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

Source: INDEC – National survey of shopping malls.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the company digital transformation, extending the use of cloud based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. We also migrated our datacenter, aiming maximum system availability and started to renew our CCTV system, to improve security and enabling future capabilities, such as the use of artificial intelligence (AIoT).

This year we continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which they can pay for parking, book a place for events and shows, redeem gift cards, obtain discounts, benefits and participate in promotions. During the year, users of ¡appa! carried out more than 700,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

Offices

Properties

The following table sets forth certain information regarding our office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2023:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2023 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Bankboston Tower (5)	Dec-14	—	—	—	3.7
Intercontinental Plaza (3	Dec-14	2,979	100.0	100	195.1
Dot Building	Nov-06	11,242	51.6	80	546.7
Zetta Building	May-19	32,173	94.6	80	2,644.4
261 Della Paolera (6)	Dec-20	8,516	100.0	100	1,003.5
Total AAA & A offices		54,910	86.9		4,393.4
B offices
Philips Building	Jun-17	8,017	41.9	100	190.1
Suipacha 652/664 (7)	Dec-14	11,465	—	100	0.3
Total B offices		19,482	17.2		190.4
Total Offices		74,392	68.7		4,583.8

________________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2023. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total gross leasable area of the relevant property as of June 30, 2023.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of gross leasable area, meaning we own 2,979 square meters of gross leasable area.
(4)	Corresponds to the accumulated income of the period.
(5)	The office buildings were sold during the fiscal year 2021.
(6)

We own 23.7% of the building that has 35,872 square meters of gross leasable area, meaning we owned 8,516 square meters of gross leasable area. As a subsequent event, on August 9, 2023, we sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the building. Also, on October 5, 2023, IRSA sold and transferred two floors of the tower “261 Della Paolera” for a total leasable area of approximately 2,395 sqm and 18 parking lots located in the building. For more information, see “Recent Developments – 261 Della Paolera floors sales”.

(7)

As a subsequent event, on July 24, 2023, we sold the entire building Suipacha 652/664. Excluding the sqm of this building, the occupancy rate of total offices would be 81.2%. For more information, see “Recent Developments – Suipacha 652/664 building sale”.

Occupancy rate

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2023	2022	2021	2020	2019
	(%)
República Building (2)	—	—	66.9	86.9	95.2
Bankboston Tower (2)	—	—	—	96.4	93.5
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
Bouchard 710 (2)	—	—	—	92.5	100.0
DOT Building	51.6	92.6	84.9	84.9	100.0
Zetta Building (3)	94.2	92.2	84.7	97.5	97.5
261 Della Paolera	100.0	67.1	80.2	—	—
Philips Building	41.9	81.4	93.1	82.7	45.7
Suipacha 652/664 (4)	—	—	17.3	31.2	44.6
Total	68.7	73.3	74.7	86.1	88.3

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over gross leasable area of offices for the same fiscal year.
(2)	The office buildings were sold.
(3)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.
(4)

As a subsequent event, on July 24, 2023, we sold the entire building Suipacha 652/664. Excluding the sqm of this building, the total occupancy rate would be 81.2%. For more information, see “Recent Developments – Suipacha 652/664 building sale”.

Annual average income per surface area as of the end of fiscal years ended June 30:

	Income per square meter (1)
	As of June 30,
	2023	2022	2021	2020	2019
	(ARS/sqm)
República Building (2)	—	—	134,611	133,129	124,587
Bankboston Tower (2)	—	—	—	120,116	127,815
Intercontinental Plaza	65,500	106,056	168,134	72,046	81,767
Bouchard 710 (2)	—	—	—	142,164	130,087
DOT Building	94,247	67,276	102,706	129,341	106,160
Zetta Building	86,865	89,864	117,650	128,799	84,558
261 Della Paolera (3)	117,836	130,198	79,192	—	—
Philips Building	56,584	57,849	65,963	59,402	136,949
Suipacha 652/664 (4)	—	—	101,366	57,905	118,563

(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold.
(3)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.
(4)	As a subsequent event, on July 24, 2023, we sold the entire building Suipacha 652/664. For more information, see “Recent Developments – Suipacha 652/664 building sale”.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2023:

Property	Number of lease agreement(1) (5)	Annual rental price(2)	Rental income per sqm (new and renewed)(3)	Previous rental income per sqm(3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount(4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	1	51	2,861	4,018	2	108
Philips Building	—	—	—	—	3	102
Intercontinental Plaza	—	—	—	—	—	—
261 Della Paolera	—	—	—	—	—	—
Zetta Building	1	55	4,316	3,721	—	—
Total (6)	2	106	3,468	3,894	5	210

(1)	Includes new and renewed leases executed in fiscal 2023.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas, terrace area and Workplace (Zetta y Philips).
(6)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2023. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1)(2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
2024	7	29,748	60	2,257	57
2025	5	3,239	6	211	5
2026 and thereafter	21	17,154	34	1,504	38
Total	33	50,141	100	3,972	100

(1)	Includes offices with leases that have not been renewed as of June 30, 2023.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta y Philips).

Intercontinental Plaza

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires. We own a 13.2% interest in the building which has footage averaging 22,535 square meters of gross leasable area; meaning we own 2,979 square meters of gross leasable area in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Dot Building

Our subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier and HP, among others.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of gross leasable area and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This A+, certified with LEED Gold of Core & Shell standards of the US Green Building Council, was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent. As of June 30, 2023, the building was occupied approximately 91% by Mercado Libre. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

261 Della Paolera Building

261 Della Paolera is a 126-meters high triangular-shaped tower of AAA offices and 55,000 square meters of surface, plus 70 linear meters of Curtain Wall on the Río de la Plata, developed on the last vacant land plot of Catalinas Norte. Located in the most prestigious corporate area in Argentina, with approximately 35,000 square meters of GLA, 318 parking spaces, changing rooms, security, gastronomy services, 261 Della Paolera has become an icon of the city, built sustainability in mind and high quality design. This new A+ building was recently certified to LEED Gold of Core & Shell standards by the US Green Building Council. The rental process has been a success, achieving 100% occupancy with premium tenants. It is currently a highly valued asset for large corporations for the acquisition of floors, due to its characteristics and current contracts.

During the fiscal year 2023 and as a subsequent event, the company sold and transferred 11 floors of this building. After these operations, IRSA maintains the ownership of 4 floors of this building with an approximate gross leasable area of 4,937 sqm, parking spaces and other complementary spaces. For more information, see “Recent Developments – 261 Della Paolera floors sales”.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. As of June 30, 2023, we owned the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The average footage of the building is 11,465 square meters of gross leasable area.

On July 24, 2023, the entire building was sold, for more information see “Recent Developments – Suipacha 652/664 building sale”.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. During the year 2023, a Workplace will be start rented in the building, and it is expected that it will be the place where the largest headquarters of Workplace Irsa will operate with 1,800 sqm.

Leases

We usually lease our offices by using contracts with an average term between three to ten years for corporate offices. In addition, we have two spaces named “Workplace by IRSA”, which we lease as a co-working place, that are fully equipped and all inclusive by using services contracts with semi-annually and annually average term.

Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Competition

Virtually all our office’s properties and other commercial properties other than shopping malls are in developed urban areas. There are a great number of office buildings, shopping malls, retail stores and residential houses in the zones where our properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinity may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.

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

Hotels

Hotel activity reached high levels of occupancy and sales during the fiscal year ended June 30, 2023, motivated by the boom both in domestic and international tourism. The exclusive Llao Llao resort, which the company owns in the city of Bariloche, in southern Argentina, reached optimal occupancy levels and is a great attraction for the high-income segment. Also, our Libertador and Intercontinental hotels in the City of Buenos Aires recovered strongly this year, increasing rates and occupancy.

During the fiscal year 2023, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2023	2022	2021	2020	2019
Intercontinental (3)	11/01/1997	76.34	313	66.4	27,772	4.118	1.723	463	3.826	5.570
Libertador (4)	03/01/1998	100	200	57.2	19,893	1.634	637	152	1.339	3.139
Llao Llao (5)	06/01/1997	50	205	76.7	70,608	9.212	6.910	2.641	5.568	6.971
Total			718	66.8	39,936	14.964	9.270	3.256	10.733	15.680

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Paza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with a swimming pool. The hotel was completed in December 1994 and has 313 rooms.

Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we reacquired 20% of the shares of HASAU, reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. The Hotel Llao Llao was managed by “IRSA- Galerías Pacífico S.A. – UT”, a Transitory Union constituted 50% by IRSA and 50% by Grupo Sutton until March 31, 2023, from that date it is operated by Llao Llao Resorts S.A. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. In 2019, began the remodeling of the Bustillo Wing in the hotel, where 42 rooms were modernized and valued, which have a differential value for having air conditioning equipment and modern plumbing.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro (land reserve)

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million. The land is on the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

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

In the fiscal year ended June 30, 2023, revenues from the sale and development of properties amounted to ARS 4,382 million, compared to ARS 1,608 million posted in the fiscal year ended June 30, 2022.

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

The following table shows information about IRSA’s land reserves as of June 30, 2023:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)			(sqm)			(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,160	502
Libertador 7400 (Quantum Bellini) Trust	100	Feb-21	—	—	—	186	145
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	1,014	671
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,786	1,751
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	2,018	1,311
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	8,338	770
Zetol y Vista al Muelle – Uruguay	90	Jun-09	—	—	—	792	23
Caballito Ferro Plot 1 – CABA	100	Jan-21	—	—	—	2,908	2,044
Total Intangibles (Residential)			—	—	—	19,202	7.217

LAND RESERVES:
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	4,210
San Martin Plot (Ex Nobleza Piccardo) – Buenos Aires (5) (8)	50	May-11	159,996	480,000	—	—	20,949
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	6,660
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Ezpeleta plot (Quilmes)	100	Apr-22	465,642	521,399	—	—	7,932
Costa Urbana – City of Buenos Aires	100	Jul-97	716,180	866,806	—	693,445	172,562
La Plata - Greater Buenos Aires (5)	100	Mar-18	78,614	116,553	—	—	4,715
Polo Dot mixed uses expansion – CABA (7)	80	Nov-06	—	15,940	—	—	5,905
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	15,033
Subtotal Mixed-uses			12,543,551	6,748,465	—	768,722	237,966
Caballito Block 35 – City of Buenos Aires (3)	100	Oct-98	9,767	57,192	—	31,257	2,324
Zetol – Uruguay	90	Jun-09	—	—	—	51,228	1,485
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	60,360	1,736
Neuquén - Residential plot – Neuquén (2) (6)	100	Jul-99	13,000	57,000	—	—	2,261
Subtotal residential			22,767	114,192	—	142,845	7,806
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	5,067	—	6,273
Subtotal retail			2,387	8,900	5,067	—	6,273
Polo Dot – Offices 2 & 3 – City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	10,694
Paseo Colón 245 Building – City of Buenos Aires	100	May-23	1,579	13,690	9,500	—	2,167
Intercontinental Plaza II – City of Buenos Aires	100	Feb-98	6,135	—	19,597	—	3,842
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	4,823	—	739
Subtotal offices			25,879	18,690	72,320	—	17,442
Total future developments			12,594,584	6,890,247	77,387	911,567	269,487
Other land reserves (1)			3,289,199	—	7,297	262	10,082
Total land reserves			15,883,783	6,890,247	84,684	911,829	279,569

(1)

Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Ocampo parking spaces, DOT adjoining plot. adjoining plot Mendoza Shopping, Pilar R8 Km 53, Conil land (Plot II), Pontevedra, San Luis Land and Llao Llao Land.

(2)

These lands are classified as Property for sale; therefore, their value is maintained at historical cost basis adjusted by inflation. The rest of the land is classified as Investment Properties, valued at market value.

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Estimated buildable area according to the first draft, which to date is about 45,000 sqm according to the latest news from the Municipality.
(7)	Applicable to the expansion of the Zetta Building.
(8)

As a subsequent event of the fiscal year 2023, on August 31, 2023, we sold and transferred 100% of its stake in Quality Invest S.A. equivalent to 50% of the stock capital (for more information see “Recent Developments – Sale of Quality Invest S.A.”).

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2023:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	17,718	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		53,521
Patio Bullrich	100	20,000	City of Buenos Aires
Alto Palermo	100	14,199	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Total in offices + residential		75,905
Total expansions		129,426

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

Intangibles – Units to be received under barter agreements

Córdoba Shopping Adjoining Plots – Residential

On August 18, 2022, the plot 1 of 3,240 sqm was bartered with Proaco, where two residential towers is expected to be built. We expect to receive as consideration, within a period of between 36 and 44 months, functional units that represent 16% of the square meters, with a minimum of 2,160 square meters, together with garage units and, if built, also storage units. The value of the swap is USD 2 million.

Trusts: Ancón (Luis M. Campos 100 and Ancón), Figueroa Alcorta 6464 and Libertador 7400 (Quantum Bellini)

On February 9, 2021, as a result of the reorganization of Manibil S.A., we received a participation in three trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 1,014 sqm and 10 garages units would correspond to us. As of the date of this Annual Report, there is a legal protection in relation to this project (amparo), thus the work is suspended;

•	Figueroa Alcorta 6464 Trust: corresponds to 1,786 sqm of apartments and 11 garage units. As of June 30, 2023, the work has started; and

•	Libertador 7400 (Quantum Bellini) Trust: corresponds to 923 sqm of apartments, 5 garages units and storage units. As of June 30, 2023, units have been sold, with the remaining of 186 sqm in stock.

Coto Abasto air space – Towers 1 & 2 – City of Buenos Aires

The Company owns an airspace to construct approximately 23,000 square meters above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. On September 24, 1997, the Company and Coto Centro Integral de Comercialización S.A. (Coto) granted a deed through which the Company acquired the rights to receive functional parking units and the rights to raise the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in the Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm. The operation was set for the total of USD 4.5 million: USD 1 million was paid in cash and the balance in at least 35 functional units of departments, with a guaranteed minimum of 1,982 sqm.

As of June 30, 2022, the construction work of Tower 1 had been completed by more than 60% of the total project. In addition, on June 30, 2023, in compliance with the agreement into with Abasto Twins S.A. in June 2016, we signed the assignment of a parking unit and the right to build the Tower 2 of Abasto for USD 3 million. As of the date of this Annual Report, we received the sum of USD 15,250 in cash as monetary consideration, and the right to receive at least 29 functional units that are part of the future tower as non-cash consideration. This non-cash consideration represents the equivalent of 20% of the square meters of the plans approved by the Government of the City of Buenos Aires for the construction of the tower, with a guaranteed minimum of 1,639 sqm.

Zetol S.A. and Vista al Muelle S.A. – Plot 2 Carrasco Boating – District of Canelones – Uruguay

On November 23, 2022, the barter of Plot 2 was completed with a surface of 17,754 sqm of the Carrasco Boating project to Carrasco Boating Trust, which is not related to the Company. The sale price was USD 8.3 million.

Mixed uses

Luján Plot of Land – Luján, Province of Buenos Aires

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud from Birafriends S.A. for USD 3 million. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

San Martin Plot (Ex Nobleza Piccardo Plant) – San Martín, Province of Buenos Aires

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 159,996 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 480,000 sqm, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Buenos Aires.

Additionally, during the fiscal year 2022, Quality Invest S.A. and the Municipality of San Martín signed the following documents:

•	Peretz Club Agreement Closing Minutes: The Company paid the certificates owed for the work in question already completed, releasing both parties from any claim regarding the documents signed on January 20, 2015. The amount owed was ARS 18.9 million and the execution of the works are described, detailed and carried out.

•	Complementary Agreement with the Municipality of San Martin: The ending of the Rodriguez Peña work and the relocation and start-up of the Edenor substation are agreed, in accordance with the plan and specifications drawn up by the Company and that are part of the annexes of the same. In return, the certifications owed will be paid as follows: The total is ARS 26.1 million: ARS 15.0 million have already been paid; and the remaining amount (without any adjustment clause) will be paid at the time of provisional reception of the work, where will sign the Certificate of Delivery.

As a subsequent event of the fiscal year 2023, on August 31, 2023, IRSA has sold and transferred 100% of its stake in Quality Invest S.A. equivalent to 50% of the stock capital (for more information see “Recent Developments – Sale of Quality Invest S.A.”).

La Adela – Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 987 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, Puerto Retiro S.A. has an 8.2 hectare plot of land, which is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

In the framework of the criminal case, the complainant denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the property that is the object of the civil action. As a result of this complaint, the Oral Federal Criminal Court No. 5 filed an incident and ordered and executed the closure of the property where the lease contracts with Los Cipreses S.A. and Flight Express S.A. were being fulfilled, in order to enforce compliance with the aforementioned measure. As a result of this circumstance, it was learned that the proceedings were turned to the Criminal Chamber for the assignment of a court to investigate the possible commission of a disobedience crime. As of the date of issuance of this Annual Report, there has been no news regarding the progress of this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record, during the fiscal year 2019, an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Ezpeleta Plot – Quilmes, Buenos Aires

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

Costa Urbana – formerly Solares de Santa María – Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA promised to give to the City of Buenos Aires 50.8 hectares designated for public use, which represent approximately 71% of the total area of the property and contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, in addition to the sum of USD 2,6 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which was also contributed.

In March 2023, measurement was approved with a proposal for subdivision, division, transfer of streets and public space and we are in the process of deeding the 3 parcels and the sector of the Public Park that is transferred for consideration.

Likewise, the Company will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 6, 2023 the Room IV of the “Contentious-Administrative, Tax and Consumer Relations” Chamber (Room IV) resolved to revoke the judgment of first instance, and consequently reject the claim. Given that said judgment was not appealed, the case has concluded and as of the date of this Annual Report, the Company has not any judicial process in progress related to the Costa Urbana project.

“Costa Urbana” will change the landscape of the City of Buenos Aires, bringing life to an undeveloped area and will be an exceptional project due to its size, location and connectivity, providing the City the possibility of expanding and recovering its access to the Río de la Plata coast with walkable areas, recreation, green spaces, public parks and mixed-use.

La Plata Plot of land

On March 22, 2018, we acquired 100% of a plot of land of 78,614 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of Entertainment Center La Plata S.A. that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

The price of the acquisition was USD 7.5 million which has been fully paid. The company intends to use the property to develop a mixed-use project, given the property’s characteristics for a commercial development in a district with high potential.

On January 21, 2019, Ordinance No. 11,767 approved by the “Honorable Consejo Deliberante de La Plata” on December 26, 2018, was enacted. With this enactment, the uses and indicators requested to develop a project of 116,553 square meters were formally confirmed.

As of June 30, 2023, the mixed-use project is advanced.

Polo Dot mix uses expansion – City of Buenos Aires

On the plot where the Zetta Building is located, we have a surplus buildable surface of 15,940 sqm, where alternatives are being analyzed to develop a mixed-use project.

Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires

Caballito is a property of approximately 20,462 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot will be used for the development of residential with retail and public spaces, with more than 85,000 sqm. This Project is approved by the GCBA authorities.

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

As of June 30, 2023, the development is awaiting the resolution of an appeal filed with the Government of the City of Buenos Aires.

Residential

Caballito Block 35 – City of Buenos Aires

On June 29, 2011, we and GCDI, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by GCDI in the above mentioned property. In April 2018 GCDI and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2023, the work for the concrete structure of Tower 3 was completed.

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

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and commercialization of 1,860 apartments. Such a project has the “urban feasibility” status for the construction of approximately 180,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for USD 8 million as well as a minimum amount of square meters of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

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

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 180,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7.3 million equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009.

As of June 30, 2023, 4 of the 6 units received for the consideration of Tower 1 were sold, built on plot 2, and the infrastructure work concerning sectors A and B of the property has been completed. Including, among others, the road coastal, roundabouts, lights, landfills and stormwater and sewage connections for USD 3.2 million. Likewise, the barter of Plot 2 was signed with the same developer of Plot 1 and the works started at the end of 2022 (see “–Intangibles – Units to be received under barter agreements –Zetol S.A. and Vista al Muelle S.A. – Plot 2 Carrasco Boating – District of Canelones – Uruguay”).

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Retail

Coronel Diaz and Beruti Building – City of Buenos Aires

In February 2022, the Company purchased by means of public auction from the GCBA, a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires.

The property has an area of approximately 2,387 sqm, consisting of a first floor, six upper levels and a basement area. Furthermore, it has a total covered area of approximately 8,137 sqm with future expansion potential.

The purchase price was ARS 2,158.6 million, which was paid in full by the Company.

As of the date of this Annual Report, the transfer deed of ownership was signed. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

Offices

Polo Dot offices 2 and 3 – City of Buenos Aires

These two parcels of 6,400 square meters with a construction capacity of 38,400 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. As a result of important developments, the intersection of Av. General Paz and Panamericana have experienced great growth in recent years. In April 2018, both plots were unified into a single one of 12,800 square meters.

Paseo Colón 245 Building and Paseo Colón 275 Parking spaces – City of Buenos Aires

On December 28, 2022, the Company was awarded two Public Auctions (2901 and 2902) carried out by the GCBA, for a property located at Paseo Colón 245 and 12 parking spaces at Paseo Colón 275. The property, with mixed-use potential, has 13 office floors in a covered area of approximately 13,690 sqm and a basement with parking spaces. The purchase price was ARS 1,434.8 million, which was fully paid.

On May 29, 2023, the deed was signed and simultaneously was signed a bailment agreement contract with the GCBA, that will hold the property free of charge for a period of 18 months (with the option to extend it for 6 additional months under rental agreement), in accordance with the conditions agreed upon in the auction.

Intercontinental Plaza II Plot - City of Buenos Aires

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Intercontinental Hotel. In the current plot of 6,135 square meters a second office tower of 19,597 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.

Córdoba Shopping Adjoining Plots – Residential

On the parking lot of the Córdoba Shopping mall, we have land on which we can build an office tower of up to 4,823 sqm, in accordance with Ordinance 12,860 of the Municipality of Córdoba.

Other Land Reserves

Conil – Avellaneda, Province of Buenos Aire

These plots of land we own, through IRSA, face the Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were stipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters). On June 27, 2023, the closing of the barter was signed, which corresponds to the delivery of 2 retail spaces with 1,389 sqm, 2 apartments and 4 parking spaces, considered inventories and the reincorporation of Plot B as land reserve.

Other Land Reserves – Pilar, Pontevedra, San Luis Plot and Llao Llao Plot.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 3.3 million square meters.

Others

La Rural (convention centers and fairs activities) and La Arena

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by LRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During the fiscal year 2023, the entertainment and social events industry recovered the activity to levels existing prior to the Covid-19 pandemic, receiving numerous visitors and strengthening relationships with its long-standing stakeholders. The fair calendar recovered its maximum activity and, as a result, each fair, event, congress, business meeting had satisfactory results.

We believe that this trends positions the segment very favorably for fiscal year 2024, in which it is expected to have a high level of trade fair activity, social and corporate events, as well as conventions, with the expectation of the return of international congresses, thus achieving the recovery of the business tourism sector.

GCDI S.A. (formerly TGLT S.A.) (real estate)

GCDI S.A. is a construction company listed on the ByMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of June 30, 2023, IRSA holds a 27.82% interest.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the company We are appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2023, We are appa S.A. had 53 employees and IRSA’s share of “We are appa” reached 98.67%.

“We are appa’s” mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, “We are appa” provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience.

During the year, users of ¡appa! carried out more than 700,000 transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 636,000 visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 3,100 million by 204,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2023, IRSA indirectly owned 4.1% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2023, the company indirectly owned 14.87% of Comparaencasa S.A.

Turismo City

The company owns indirectly 9,22% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

Banco Hipotecario

As of June 30, 2023, we held a 29.91% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of April 2023, Banco Hipotecario ranked sixteenth in the Argentine financial system in terms of total assets and eighteenth in terms of loans. As of June 30, 2023, Banco Hipotecario’s shareholders’ equity was ARS 85,202.4 million, its consolidated assets were ARS 672,049.9 million, and its net income for the six-month period ended June 30, 2023, was ARS 8,670 million. Since 1999, Banco Hipotecario’s shares have been listed on the BASE in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. The Bank’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 million as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, and ARS 76,970.5 million as of June 30, 2023.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2023, its capital markets debt representing 3.2% of its total funding.

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

Leases

Argentine law imposes certain restrictions on property owners, including a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term. For more information see “Item 3. Key Information—D. Risk Factors – Risk Relating to Argentina - Certain measures that may be taken by the Argentine Government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.”

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, irrespective of the intended use of the property (residential use maximum term is twenty years). Generally, terms in our lease agreements go from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants of properties for non-residential purposes may declare the early termination of lease agreements with other destiny than home destiny after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease the penalty is one and a half month’s rent and if the termination occurs after the first year of lease the penalty is one month’s rent.

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

Sales and ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built under the building’s regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations but does not prevent the purchaser from exercising its rights against the seller.

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

The registration of the intention to sell the property in subdivided plots with the Real Estate Registry  corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless the seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such an event the seller may take action under any mortgage on the property.

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

Other regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly established in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

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

In addition, the Consumer Protection Law imposes penalties ranging from warnings to fines from 0.5 to 2,100 “canastas básicas total para el hogar 3” published by the INDEC, the seizure of merchandise, closing down of establishments for a term of up to 30 days, suspension of up to 5 years in the State suppliers register, the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled. These penalties may be imposed separately or jointly. For reference, the current value of each “canasta básicas total para el hogar 3” is ARS 229,199.46, according to the INDEC.

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

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: (i) the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC); and (ii) the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Argentine Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as COPREC is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) was transferred to the scope of the City of Buenos Aires. creating the Jurisdiction in Contentious Administrative, Tax and Consumer Relations of the City of Buenos Aires, enacting Law 6407 by which was statutory the New Code of Procedure for Justice in the Consumer Relations of the City of Buenos Aires, which is currently in force, attributing jurisdiction for all consumer disputes that arise in the City of Buenos Aires without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 27,442 and its administrative regulation’s goals are to prevent and punish anticompetitive practices and, accordingly, it requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. Pursuant to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. The Antitrust Law provides that whenever an economic concentration involves one or more companies and the total business volume of the group of the affected companies (which include the acquiring group, the target company and the controlled companies, group or assets subject to the acquisition, but excludes the volume of business of the companies of the selling group), exceeds in Argentina 100 million mobile units that, according to Resolution 63/2023 of the Secretary of Trade of the Ministry of Economy, published in the Official Gazette on February 3, 2023, is equivalent to the sum of ARS 16,225,000,000 (since the adjusted value of each mobile was set by such resolution at ARS 162.55), then the respective concentration must be filed with the CNDC for analysis and authorization. “Total business volume” means to be the amounts resulting from the sale of products, the provision of services performed, and the direct subsidies received by the companies affected during the last fiscal year that correspond to their ordinary activities, after the deduction of discounts on sales, as well as on VAT and other taxes directly related to turnover.

The request for authorization may be filed, either prior to the transaction or within a week after its completion. Nevertheless, upon the first anniversary of the establishment of the new CNDC (which is yet to be set up), the filing requesting the authorization may only be submitted in advance.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law establishes exceptions to the notification obligation, including when economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred, or controlled in Argentina, do not exceed, in each case, 20 million mobile units that, according to the Resolution of the Secretary of Trade of the Ministry of Economy, currently represent ARS 3,251,000,000, such transactions are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed 20 million mobile units (as of the date hereof, ARS 1,105,000,800) or 60 million mobile units in the previous 36 months that, according to said Resolution, is currently equivalent to the sum of ARS 9,753,000,000, these operations they must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 16,225,000,000, in cases of concentrations in which we are the acquiring party we should give notice to the CNDC of any concentration provided for by the Antitrust Law, provided that cases of exception to the notification obligation of article 11 of the Antitrust Law do not arise.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering.”

Environmental Law

Environment. Our activities are subject to several national, provincial, and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The Argentine Government has the authority to establish minimum standards for environmental protection whereas provincial and municipal Argentine governments have the authority fix specific standards and regulatory provisions.

On November 6, 2002, the Argentine Congress passed Law No. 25,675, which regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, this law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. This law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

On August 4, 2004, the Argentine Congress passed Law No. 25,916 by means of which the minimum environmental protection guidelines for the integral management of residential, commercial and industrial waste were established. This law denotes integral management as a set of interdependent and complementary activities, which make up a process of actions for the management of household waste (that includes residence, urban, commercial and/or industrial, among others) in order to protect the environment and the population’s quality of life. This law establishes that the integral management of household waste consists of the following stages: generation, initial disposal, collection, transfer, transportation, treatment and final disposal. Competent authorities are determined by local jurisdictions.

Law No. 27,566, passed on October 16, 2020, approves the “Regional Agreement on Access to Information, Public Participation and Access to Justice in Environmental Matters in Latin America and the Caribbean” (the “Escazú Agreement”) by the Argentine Republic. The Escazú Agreement aims to guarantee the full and effective implementation in Latin America and the Caribbean of the rights of access to environmental information, public participation in environmental decision-making processes and access to justice in environmental matters, as well as the creation and strengthening of capacities and cooperation, contributing to the protection of the right of each person, of present and future generations, to live in a healthy environment and to sustainable development. It is the only binding agreement emanating from the United Nations Conference on Sustainable Development (Rio+20), the first regional environmental agreement in Latin America and the Caribbean and the first in the world to contain specific provisions on human rights defenders in environmental matters.

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The New Argentine Civil and Commercial Code has introduced as a novel the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

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

Sustainability

                Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work in that direction internally in our work teams and externally through our value chain, operating as social and environmental change agents. We seek to achieve high quality standards in our real estate operations through the responsible use of resources and sustainable technologies and we seek to develop new projects in balance with the environment.

                Our fifteen shopping malls are an ideal space for disseminating topics of interest to society and carrying out community activities given that more than 100 million people visit them annually. Regarding the office buildings, they are occupied by national and international organizations, committed to the triple impact of their actions.

                We agree on the agenda with the social organizations of each community, the public sector and specialists in each subject. In this way, we strengthen ties and generate long-term alliances, incorporating actors in the value chain and collaborating with the communities where our business units operate.

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

Córdoba Shopping advanced with the second stage of the Comprehensive Waste Management Plan from the Circular Economy Paradigm. The implementation of new practices and habits was deepened to reduce waste generation, increasing reuse and recycling. The Circular Economy helps transform the economy towards a sustainable future. IRSA intends to implement this project in all the shopping malls in the country in the following years and Alto Palermo shopping mall joined this project with a diagnosis, survey and implementation of Comprehensive Waste Management under the paradigm of the circular economy.

The Ministry of Public Space and Urban Hygiene of the city of Buenos Aires granted the Green Seal to the Alto Palermo shopping:

•	This Seal is part of the initiative of the Circular Economy Network.

•	Alto Palermo is the first shopping mall that is certified. It obtained a 2-star rating, which implies good practices and a commitment to responsible waste management.

The certification process includes training for both tenants and their own employees and audits carried out by the local government.

During next year we will carry out the recertification of Alto Palermo and soon we will add Dot Baires Shopping to become the second shopping mall with a Green Seal. These actions not only benefit the malls but also encourage some tenants to certify this Seal. In this way we help a greater number of companies to be part of the Circular Economy Network.

Thanks to the Green Seal certification, our professionals were able to participate in various workshops and work groups, provided by the local government, such as the Training “Green City Ambassadors”, “Waste Management in the City”, among others.

The latest office buildings developed by the Company, “261 Della Paolera” and “Zetta” have the LEED Gold Core & Shell (Leadership in Energy and Environmental Design) seal. This certification, renowned in the sector and valued by the market, recognizes the company’s commitment to sustainable real estate development, incorporating into construction aspects related to energy efficiency, improvement of indoor environmental quality, water consumption efficiency, the sustainable development of the free spaces on the plot and the selection and recycling of materials.

As of the date of presentation of the Financial Statements, 74% of the premium office portfolio has LEED certification and several tenants are in the process of certifying their interiors, promoting energy and environmental design, quality of life and healthy work spaces.

Energy, water and waste management

The efficient use of resources, as well as the proper management of the waste generated in our activities, are extremely important in our day to day. For this reason, we carry out various tasks to guarantee proper environmental management:

Energy: Actions are continuously carried out to minimize consumption as much as possible, which includes:

•	Improvements in air conditioning technologies,

•	facilities maintenance and constant monitoring,

•	awareness campaigns on the care of the resource to own personnel, tenants, and customers,

•	in our offices we automate the meeting rooms lights turning on and off through sensors that detect movement, preventing the light from remaining on when the room is not being used,

•	we automate the speed of escalators, slowing them down when they are not being used,

•	regarding luminaires, in all our shopping centers the replacement towards LED technology is being carried out.

Water: Water consumption is mainly destined for sanitary supply, food court sector in shopping malls, facilities cleaning and irrigation.

•	Sanitary facilities have a Pressmatic or similar command system that allows water savings of around 20% compared to past technologies.

•	In those establishments where it is possible, thanks to the facilities and availability of the place, rainwater is recovered for other uses, mainly irrigation.

•	Distrito Arcos is an open-air shopping mall with plant beds that are irrigated with rainwater. On rainy days, the water accumulates in underground tanks and is used to irrigate the beds on the days when it does not rain.

•	The chosen irrigation system is drip, as it is highly efficient. In the latest office buildings developed by the company: 261 Della Paolera and the “Zetta Building”, rainwater is also used to irrigate their flower beds.

•	In our properties’ toilets, low consumption sanitary fixtures and fittings are chosen, through timers installations, infrared sensors and aerators, making an efficient use of the resource.

Waste: We promote the reduction of waste, and we are pioneers in management for recycling. In all our shopping centers, separation is carried out at source into Wet (non-recyclable) and Dry (recyclable) fractions. In four of them, Alto Rosario, Alcorta, Alto Palermo and Arcos Districts, a third fraction called Organic is separated, generated in the preparation of food in gastronomic establishments. These residues are removed by the Municipalities for composting. The material obtained is used for the landscaping of boulevards and public flowerbeds.

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

With a frequency of four times a week, up to daily, the removal of recyclable materials is carried out. We work with cooperatives and local organizations, that through the collection, classification and commercialization of recyclable materials, allow the neighbors to find a means of subsistence and a source of income.

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

Education and training program

We have developed an education and training program in environmental management, regarding waste and efficient use of resources such as water and energy. Training and actions are carried out aimed at shopping mall staff, establishment tenants and related suppliers, involving urban waste recovery cooperatives to share their experience, learn about their work and the importance of carrying out adequate waste management.

Information Security

We believe that information security and governance of critical data is important to us. As a result, we have an information security management which is independent from the information technology management and is integrated into our compliance management. This information security management has an individual annual budget and a strategy which is based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a National Institute of Standars and Technology (NIST)-based cybersecurity framework.

This strategy allows to identify, protect, detect, respond to and recover our systems and data against potential threats, and is constantly being evaluated. This strategy also generates an adequate integration of security in business processes, minimizing the risks and impact that may materially affect us or our subsidiaries.

This strategy allows to identify, protect, detect, respond to and recover our systems and data against potential threats, and is constantly being evaluated. This strategy also generates an adequate integration of security in business processes, minimizing the risks and impact that may materially affect us or our subsidiaries.

Within this governance model there are controls and processes that allow us to supervise and monitor our corporate information security strategy and to carry out investments and initiatives which allow us to achieve our business goals.

Cybersecurity

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have the levels of protection and recovery against contingencies that allow us to be prepared for the constant evolution of cyberattacks. During 2023, some of our cybersecurity initiatives included raising awareness on various cybersecurity matters such as phishing, identity theft, secure password management and other cyber threats. Protective measures have also been strengthened through the use of expanded automated detection and response tools.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on preventing the most frequent cyberattacks, which are related to ransomware (virtual file hacking), malware, phishing and executive impersonation (BEC - Business Email Compromise), among others.

Fundación IRSA

Fundación IRSA was created in 1996 with the purpose of generating programs and accompanying initiatives that promote the integral development of people with a special focus on education, human well-being and social inclusion. Likewise, it supports organizations in society with the conviction that only through joint work and networking can the true changes necessary to achieve full citizenship and an equitable and inclusive society be achieved.

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

Together with other social organizations, it works for the recognition of the value that exists in identity and respect for diversity, since its inception it finances the “Education Observatory” for the construction of statistical data on Argentine Education with evidence, consensus, and collaboration. Social. For 6 years, it has been promoting the training of young professionals in technical and bachelor’ degrees that make up the Argentine medical care system, with a special focus on nutrition, early childhood and nursing.

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

Since March, for example, more than 1,060 outerwear and 170 items have been delivered to 5 foundations and NGOs through the “Revaluation of Materials” program, in which funds are collected and classified (lost objects of customers in shopping malls) to then be distributed.

Also, it continues with the internal MultipliDAR program through which all employees of the IRSA companies are offered the possibility of multiplying their personal donations to civil society organizations in their reference world to strengthen their solidarity initiative. Through the Multiplidar program, the amount that the collaborator has previously donated to the entity is equalized, doubled, and tripled.

During the fiscal year 2023, Fundación IRSA worked with 87 civil society organizations making a direct social investment of ARS 250.4 million.

Puerta 18 Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people from 13 to 24 years old. Through a non-formal education proposal, it encourages the development of skills, vocations and talents in young people through the multiple resources offered by technology.

Throughout its 15 years, more than 5,000 young people received free training and today there are more than 250 who have found employment in areas related to their training at the institution. Two years ago, the foundation for pursuing objectives of “common good” achieved recognition from the IGJ so that through article 81c, the donations received can be deductible from profits, encouraging more companies to join and amplify the impact.

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

In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events are held.

Museo de los Niños has been declared:

-	Of educational interest by the Argentina’s Ministry of Education. Resolution No. 123.
-	Of cultural interest by the Secretary of Culture and Communication of the Presidency of Argentina. Resolution No. 1895.
-	Of cultural interest by the Secretary of Culture of the Buenos Aires City Government.
-	Of cultural interest by the INADI (National Institute against Discrimination, Xenophobia and Racism).
-	Of tourist interest by the Secretary of Tourism of the Presidency of Argentina. Resolution No. 281.
-	Sponsorship of the secretary of education of the government of the City of Buenos Aires. resolution no. 537.

C. Organizational Structure

The following table presents information relating to our ownership interest represented by our subsidiaries as of June 30, 2023:

			% of ownership interest held by the Company
Name of the entity	Country	Main activity	06.30.2023	06.30.2022	06.30.2021

IRSA’s direct interest:			(%)
E-Commerce Latina S.A.	Argentina	Investment	100.00	100.00	100.00
Efanur S.A. (3)	Uruguay	Investment	—	100.00	100.00
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00	100.00	100.00
Inversora Bolívar S.A.	Argentina	Investment	100.00	100.00	100.00
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00	50.00	50.00
Nuevas Fronteras S.A.	Argentina	Hotel	76.34	76.34	76.34
Palermo Invest S.A.	Argentina	Investment	100.00	100.00	100.00
Ritelco S.A.	Uruguay	Investment	100.00	100.00	100.00
Tyrus S.A.	Uruguay	Investment	100.00	100.00	100.00
U.T. IRSA y Galerias Pacifico (1)	Argentina	Investment	50.00	50.00	50.00
Arcos del Gourmet S.A.	Argentina	Real estate	90.00	90.00	90.00
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68	53.68	53.68
Fibesa S.A.U.	Argentina	Real estate	100.00	100.00	100.00
Panamerican Mall S.A.	Argentina	Real estate	80.00	80.00	80.00
Shopping Neuquén S.A.	Argentina	Real estate	99.95	99.95	99.95
Torodur S.A.	Uruguay	Investment	100.00	100.00	100.00
EHSA	Argentina	Investment	70.00	70.00	70.00
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00	100.00	100.00
We Are Appa S.A.	Argentina	Design and software development	98.67	93.63	93.63
Tyrus S.A.’s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.59	99.50	99.50
IRSA International LLC	USA	Investment	100.00	100.00	100.00
Jiwin S.A. (3)	Uruguay	Investment	—	100.00	100.00
Liveck S.A. (2)	British Virgin Islands	Investment	100.00	100.00	100.00
Real Estate Strategies LLC	USA	Investment	100.00	100.00	100.00
Efanur S.A.’s direct interest:
Real Estate Investment Group VII LP (REIG VII) (3)	Bermuda’s	Investment	—	100.00	100.00
DFL’s and DN BV’s direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00	100.00	100.00

(1)

The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers its majority of votes in the decision making process.

(2)	Includes Tyrus’ and IRSA S.A.’s equity interests.
(3)	Liquidated in October 2022.

The Company takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

We have a significant interest in Banco Hipotecario, an Argentine company incorporated under Argentine law and engaged in the banking business. As of June 30, 2023, we held, directly and indirectly, 29.91% of the equity of Banco Hipotecario.

D. Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties as of June 30, 2023:

Property(6)	Date of Acquisition	Leasable/ Sale sqm / Rooms (1)	Location	Net Book Value ARS(2)	Use	Occupancy rate
Bankboston Tower (13)	Aug-07	—	City of Buenos Aires	719	Office Rental	N/A
Bouchard 551	Mar-07	—	City of Buenos Aires	1,470	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	5,198	Office Rental	100.0%
Dot Building	Nov-06	11,242	City of Buenos Aires	18,704	Office Rental	51.6%
Zetta Building	Jun-19	32,173	City of Buenos Aires	56,758	Office Rental	94.6%
Phillips Building	Jun-17	8,017	City of Buenos Aires	11,755	Office Rental	41.9%
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	20,949	Other Rentals	22.5%
Other Properties (5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	14,900	Other Rentals	N/A
Abasto Shopping	Nov-99	37,167	City of Buenos Aires, Argentina	25,991	Shopping Mall	99.5%
Alto Palermo Shopping	Dec-97	20,629	City of Buenos Aires, Argentina	30,110	Shopping Mall	100.0%
Alto Avellaneda	Dec-97	39,457	Province of Buenos Aires, Argentina	17,874	Shopping Mall	92.5%
Alcorta Shopping (16)	Jun-97	15,839	City of Buenos Aires, Argentina	19,341	Shopping Mall	96.1%
Patio Bullrich	Oct-98	11,396	City of Buenos Aires, Argentina	8,212	Shopping Mall	92.7%
Alto Noa	Nov-95	19,427	City of Salta, Argentina	4,375	Shopping Mall	100.0%
Mendoza Plaza	Dec-94	41,511	Mendoza, Argentina	6,566	Shopping Mall	99.1%
Alto Rosario	Dec-04	34,859	Santa Fe, Argentina	17,542	Shopping Mall	9.4%
Córdoba Shopping –Villa Cabrera (11)	Dec-06	15,368	City of Córdoba, Argentina	5,048	Shopping Mall	97.7%
Dot Baires Shopping	May-09	47,811	City of Buenos Aires, Argentina	20,200	Shopping Mall	98.6%
Soleil Premium Outlet	Jul-10	15,673	Province of Buenos Aires, Argentina	7,495	Shopping Mall	100.0%
La Ribera Shopping	Aug-11	10,531	Santa Fe, Argentina	2,505	Shopping Mall	96.8%
Distrito Arcos	Dec-14	14,458	City of Buenos Aires, Argentina	10,560	Shopping Mall	100.0%
Alto Comahue	Mar-15	11,700	Neuquén, Argentina	6,252	Shopping Mall	96.7%
Patio Olmos	Sep-97	—	City of Córdoba, Argentina	3,778	Shopping Mall	N/A
Beruti Parking Space	N/A	—	Ciudad de Buenos Aires	2,221	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	—	City of Buenos Aires	15,033	Land Reserve	N/A
Santa María del Plata	Oct-97	693,445	City of Buenos Aires	172,562	Other Rentals	25.9%
Ezpeleta Plot of land	May-22	—	Province of Buenos Aires, Argentina	7,932	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	—	City of Buenos Aires	6,273	Other Rentals	N/A
Paseo Colon Building	May-23	—	City of Buenos Aires	2,255	Other Rentals	N/A
Catalinas Building	May-10	8,516	City of Buenos Aires	22,754	Offices and Other Rentals	100.0%
Luján plot of land	May-08	1,160,000	Province of Buenos Aires, Argentina	4,210	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	30,389	Land Reserve	N/A
Other Developments (15)	N/A	N/A	City of Buenos Aires	78	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	13,005	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	5,132	Hotel	66.4%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	936	Hotel	57.2%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	7,194	Hotel	76.7%
Others (3)	N/A	N/A	City and Province of Buenos Aires	520	Others	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
(4)

Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Casona Husdon Plot, Mendoza 2.992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Córdoba plot, Neuquén plot and La Plata plot.

(5)

Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 y 3103, Madero 1020, Abasto Offices, Suipacha 664, La Adela, Paseo del Sol, Libertador 498, Beruti 3330/3336/3358 Paseo del sol.

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

(12)	Express in number of rooms.
(13)	The offices were totally sold during the fiscal year ended June 30, 2021.
(14)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(15)	Includes PH Office Park.
(16)	Includes “Ocampo parking spaces”.

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2023 and for the fiscal year then ended, particularly considering the operating results for fiscal year 2021 that have been affected by the restrictions due to the Covid-19 pandemic. Our shopping malls and hotels were closed for most of the year 2021 while the offices remained operational, even though most of the tenants adopted the remote work modality. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the pandemic and other macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2023). See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition.”

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

v.	the acquisition of land reserves for future development or sale, and

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

	Fiscal year ended June 30,
	2023	2022	2021
	(inter‑annual data)
GDP(1)	(4.9)%	6.9%	17.9%
Inflation (IPIM)(2)	112.8%	57.3%	65.1%
Inflation (CPI)	115.6%	64.0%	50.2%
Depreciation of the Peso against the U.S. dollar	(105.0%)	(30.9%)	(35.9%)
Average exchange rate per USD 1.00(3)	ARS 256.50	ARS 125.13	ARS 95.62

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 18, 2023, the exchange rate was ARS 350.10 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP decreased 4.9% inter annually during the second quarter of 2023, compared to an increase of 6.9% in the same period of 2022. Nationally, shopping mall sales at current prices in the month of July 2023 relevant to the survey reached a total of ARS 166,472.4 million, which represents an increase of 137.9% compared to July 2022. Accumulated sales for the first seven months of the year 2023, represent a 142.2% in current terms and 12.3% increase in real terms as compared to the same period of 2022. The monthly estimate of EMAE as of July 31, 2023, decreased by 1.3% compared to the same month in 2022. As of June 30, 2023, the unemployment rate was at 6.2% of the country’s economically active population, compared to 6.9% as of June 30, 2022. On the other hand, in the second quarter of 2023, the activity rate stood at 47.6% compared to 47.9% in the same quarter of the previous year. While the employment rate rose to 44.6% in the second quarter of 2023, compared to 44.6% in the second quarter of the previous year.

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

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2021	50.2%	65.1%
2022	64.0%	57.3%
2023	115.6%	112.8%

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—B. Business Overview—Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact on the fair market value of our shopping malls as measured in Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Pesos.

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

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically, real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates.”

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

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Peso for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars. For example:

•	during the 2021 fiscal year, there was a 35.9% depreciation of the Peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 95.62 to USD 1.00 as of June 30, 2021;

•	during the 2022 fiscal year, there was a 30.9% depreciation of the Peso from ARS 95.62 to USD 1.00 as of June 30, 2021 to ARS 125.13 to USD 1.00 as of June 30, 2022; and

•	during the 2023 fiscal year, there was a 105.0% depreciation of the Peso from ARS 125.13 to USD 1.00 as of June 30, 2022 to ARS 256.50 to USD 1.00 as of June 30, 2023.

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

Factors Affecting Comparability of our Results

Comparability of information

Covid-19 Pandemic

The impacts of the Covid-19 pandemic on us as of the date of this Annual Report are described below:

•	During the fourth quarter of fiscal year 2021, shopping centers in the Buenos Aires metropolitan area suspended their operations between April 16 and June 11, operating only those segments considered essential such as pharmacies, supermarkets, and banks. The impact on Revenues for the closing months due to the pandemic was 40.3% in fiscal year 2021. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year 2022, 100% of the shopping malls were operational.

•	Regarding the office segment, although most of the tenants continue to work in the home office mode, they are operational with strict safety and hygiene protocols. We have experienced a slight increase in the vacancy rates, although we have not suffered a deterioration in collections.

•	La Rural, the Buenos Aires and Punta del Este Convention Centers and the Arena stadium, establishments that we own directly or indirectly, were closed from March 20, 2020, to July 12, 2021, date from which the protocols for holding events, conferences and exhibitions were activated. Exhibitions began at La Rural and different corporate events and congresses were held both at La Rural and at the Buenos Aires Convention Center. As of March 2022, all the protocols for holding events as normal were released and in this way the operations of La Rural, the Buenos Aires and Punta del Este Convention Centers were able to resume their operations.

•	Libertador and Intercontinental hotels in the City of Buenos Aires have been operating since December 2020, although with low occupancy levels. The Llao Llao Resort, located in Bariloche, was able to operate during the fourth quarter with average occupancy levels thanks to the domestic tourism.

The final extent of the Coronavirus outbreak and its impact on the country’s economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet its financial commitments for the next twelve months.

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of gross leasable area over 30 office floors and includes 316 parking spaces in 4 basements. On April 29, 2021, the Company inaugurated its newest office development in Buenos Aires, which was operational from December 2020. During the fiscal years 2023, 2022 and 2021, we sold and transferred floors of the building for a total area of approximately 9,500 sqm, 9,674 sqm and 2,369 sqm, respectively. As a subsequent event, on August 9, 2023 we sold and transferred one floor for a total leasable area of approximately 1,184 sqm and 10 parking lots located in the building. As of the date of this Annual Report, IRSA retains its rights for 4 floors of the building with an approximate leasable area of 4,937 sqm.

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

On April 19, 2022, we sold 100% of the “República” building, located next to the “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of gross leasable area on 20 office floors and 178 parking spaces.

As a subsequent event, on July 24, 2023, we sold the “Suipacha 652/64” office building, located in the Microcentro district of the Autonomous City of Buenos Aires. The class B building, with 7 office floors and 62 parking lots, acquired by IRSA in 1991, has a gross leasable area of 11,465 sqm, which was vacant at the moment of the transaction.

Shopping malls

During the fiscal years ended June 30, 2023, 2022 and 2021, we maintained the same portfolio of operating shopping malls.

Business Segment Information

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

Below is the segment information which was prepared as follows:

The Company operates in the following segments:

•	The “Shopping Malls” segment includes results principally consisting of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.

•	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

•	The “Hotels” segment includes the operating results mainly consisting of room, catering and restaurant revenues.

•	The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa investments in associates such as GCDI and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of our Audited Financial Statements, except for the following:

•	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

•	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and FPC as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

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

On September 25, 2020, the District Court in Tel-Aviv-Jaffa with competent jurisdiction decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, the Company lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all the years presented.

As of June 30, 2023, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.5 million of shares representing 1.1% of its capital stock.

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

Below is a summary of the Company’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statements of Income and Other Comprehensive Income for the years ended June 30, 2023, 2022 and 2021:

	June 30, 2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	72,303	(453)	17,435	-	89,285
Costs	(13,251)	198	(17,751)	-	(30,804)
Gross profit / (loss)	59,052	(255)	(316)	-	58,481
Net loss from fair value adjustment of investment properties	(51,180)	2,035	-	-	(49,145)
General and administrative expenses	(23,888)	67	-	52	(23,769)
Selling expenses	(4,538)	27	-	-	(4,511)
Other operating results, net	(7,284)	(25)	166	(52)	(7,195)
Loss from operations	(27,838)	1,849	(150)	-	(26,139)
Share of profit of associates and joint ventures	3,889	(1,267)	-	-	2,622
Segment loss	(23,949)	582	(150)	-	(23,517)
Reportable assets	635,002	(3,588)	-	80,198	711,612
Reportable liabilities (i)	-	-	-	(327,229)	(327,229)
Net reportable assets	635,002	(3,588)	-	(247,031)	384,383

	June 30, 2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	55,174	(502)	14,496	-	69,168
Costs	(11,498)	196	(14,817)	-	(26,119)
Gross profit / (loss)	43,676	(306)	(321)	-	43,049
Net gain / (loss) from fair value adjustment of investment properties	26,576	2,851	-	-	29,427
General and administrative expenses	(11,484)	57	-	50	(11,377)
Selling expenses	(4,834)	12	-	-	(4,822)
Other operating results, net	61	-	120	(50)	131
Profit / (loss) from operations	53,995	2,614	(201)	-	56,408
Share of profit of associates and joint ventures	1,005	(1,769)	-	-	(764)
Segment profit / (loss)	55,000	845	(201)	-	55,644
Reportable assets	702,440	(4,180)	-	105,407	803,667
Reportable liabilities (i)	-	-	-	(437,767)	(437,767)
Net reportable assets	702,440	(4,180)	-	(332,360)	365,900

	June 30, 2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	35,754	(179)	10,415	(110)	45,880
Costs	(12,214)	247	(11,237)	-	(23,204)
Gross profit / (loss)	23,540	68	(822)	(110)	22,676
Net (loss) / gain from fair value adjustment of investment properties	(27,040)	(429)	-	-	(27,469)
General and administrative expenses	(10,885)	48	-	170	(10,667)
Selling expenses	(5,338)	71	-	-	(5,267)
Other operating results, net	(551)	(71)	378	(60)	(304)
(Loss) / profit from operations	(20,274)	(313)	(444)	-	(21,031)
Share of (loss) / profit of associates and joint ventures	(14,102)	(1,381)	-	-	(15,483)
Segment (loss) / profit	(34,376)	(1,694)	(444)	-	(36,514)
Reportable assets	724,290	(5,348)	-	68,624	787,566
Reportable liabilities (i)	-	-	-	(495,128)	(495,128)
Net reportable assets	724,290	(5,348)	-	(426,504)	292,438

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)

Includes deferred income tax assets, income tax and minimum presumed income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 1, ARS 17 and ARS 26, as of June 30, 2023, 2022 and 2021, respectively.

(i)	The CODM centers the review on reportable assets.

Below is a summarized analysis of the lines business for the fiscal years ended June 30, 2023, 2022 and 2021:

	June 30, 2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	47,438	4,584	4,382	14,964	935	72,303
Costs	(3,213)	(379)	(1,333)	(7,580)	(746)	(13,251)
Gross profit	44,225	4,205	3,049	7,384	189	59,052
Net loss from fair value adjustment of investment properties	(11,169)	(4,546)	(35,352)	-	(113)	(51,180)
General and administrative expenses	(6,682)	(745)	(2,560)	(3,275)	(10,626)	(23,888)
Selling expenses	(2,168)	(103)	(1,123)	(1,028)	(116)	(4,538)
Other operating results, net	(585)	(69)	(884)	(143)	(5,603)	(7,284)
Profit / (loss) from operations	23,621	(1,258)	(36,870)	2,938	(16,269)	(27,838)
Share of profit of associates and joint ventures	-	-	-	-	3,889	3,889
Segment profit / (loss)	23,621	(1,258)	(36,870)	2,938	(12,380)	(23,949)
Investment properties and trading properties	186,816	120,482	279,821	-	804	587,923
Investment in associates and joint ventures	-	-	-	-	28,698	28,698
Other operating assets	662	107	7,359	8,783	1,470	18,381
Reportable assets	187,478	120,589	287,180	8,783	30,972	635,002

(i)	Includes the result for the investment in GCDI and BHSA for ARS 137 million and ARS 3,083 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding to the segments, ARS 69,765 million originated in Argentina, and ARS 2,538 million in other countries, principally in Uruguay for ARS 2,516 million and USA for ARS 22 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 631,211 million are located in Argentina and ARS 3,791 million in other countries, principally in the USA for ARS 528 million and Uruguay for ARS 3,244 million.

	June 30, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	37,369	6,556	1,608	9,270	371	55,174
Costs	(3,223)	(632)	(1,253)	(5,295)	(1,095)	(11,498)
Gross profit / (loss)	34,146	5,924	355	3,975	(724)	43,676
Net gain / (loss) from fair value adjustment of investment properties	1,192	(11,622)	36,877	-	129	26,576
General and administrative expenses	(6,170)	(735)	(2,281)	(1,574)	(724)	(11,484)
Selling expenses	(1,826)	(168)	(1,988)	(733)	(119)	(4,834)
Other operating results, net	(306)	(50)	(103)	(127)	647	61
Profit / (loss) from operations	27,036	(6,651)	32,860	1,541	(791)	53,995
Share of profit of associates and joint ventures	-	-	-	-	1,005	1,005
Segment profit / (loss)	27,036	(6,651)	32,860	1,541	214	55,000
Investment properties and trading properties	197,838	147,020	307,225	-	927	653,010
Investment in associates and joint ventures	-	-	-	-	24,960	24,960
Other operating assets	645	5,469	6,433	9,018	2,905	24,470
Reportable assets	198,483	152,489	313,658	9,018	28,792	702,440

(i)	Includes the result for the investment in GCDI and BHSA for ARS (1,537) million and ARS 1,882 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 55,143 million originated in Argentina and ARS 31 million originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 698,267 million are located in Argentina and ARS 4,174 million in other countries, principally in the USA for ARS 638 million and Uruguay for ARS 3,514 million.

	June 30, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	18,814	9,488	2,740	3,256	1,456	35,754
Costs	(3,079)	(509)	(2,973)	(3,765)	(1,888)	(12,214)
Gross profit / (loss)	15,735	8,979	(233)	(509)	(432)	23,540
Net (loss) / gain from fair value adjustment of investment properties	(71,894)	19,592	25,131	-	131	(27,040)
General and administrative expenses	(5,062)	(1,478)	(2,510)	(1,506)	(329)	(10,885)
Selling expenses	(1,594)	(661)	(2,468)	(498)	(117)	(5,338)
Other operating results, net	(445)	(18)	(18)	(42)	(28)	(551)
(Loss) / profit from operations	(63,260)	26,414	19,902	(2,555)	(775)	(20,274)
Share of loss of associates and joint ventures	-	-	(57)	-	(14,045)	(14,102)
Segment (loss) / profit	(63,260)	26,414	19,845	(2,555)	(14,820)	(34,376)
Investment properties and trading properties	192,018	256,568	220,787	-	911	670,284
Investment in associates and joint ventures	-	-	-	-	31,495	31,495
Other operating assets	941	3,963	7,052	9,202	1,353	22,511
Reportable assets	192,959	260,531	227,839	9,202	33,759	724,290

(i)	Includes the result for the investment in GCDI and BHSA for ARS (7,537) million and ARS (2,673) million respectively, in the line “Share of loss of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 35,694 million are originated in Argentina and ARS 60 million are originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 708,964 million are located in Argentina and ARS 15,328 million in other countries, principally in the USA for ARS 12,271 million and Uruguay for ARS 3,165 million.

Results of Operations for the fiscal years ended June 30, 2023 and 2022

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2023 and 2022.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
	(in Million ARS)
Revenues	72,303	55,174	17,129	(453)	(502)	49	17,435	14,496	2,939	-	-	-	89,285	69,168	20,117
Costs	(13,251)	(11,498)	(1,753)	198	196	2	(17,751)	(14,817)	(2,934)	-	-	-	(30,804)	(26,119)	(4,685)
Gross profit / (loss)	59,052	43,676	15,376	(255)	(306)	51	(316)	(321)	5	-	-	-	58,481	43,049	15,432
Net (loss) / gain from fair value adjustment of investment properties	(51,180)	26,576	(77,756)	2,035	2,851	(816)	-	-	-	-	-	-	(49,145)	29,427	(78,572)
General and administrative expenses	(19,438)	(11,484)	(7,954)	67	57	10	-	-	-	52	50	2	(19,319)	(11,377)	(7,942)
Selling expenses	(4,538)	(4,834)	296	27	12	15	-	-	-	-	-	-	(4,511)	(4,822)	311
Other operating results, net	(7,284)	61	(7,345)	(25)	-	(25)	166	120	46	(52)	(50)	(2)	(7,195)	131	(7,326)
(Loss) / profit from operations	(23,388)	53,995	(77,383)	1,849	2,614	(765)	(150)	(201)	51	-	-	-	(21,689)	56,408	(78,097)
Share of profit / (loss) of associates and joint ventures	3,889	1,005	2,884	(1,267)	(1,769)	502	-	-	-	-	-	-	2,622	(764)	3,386
Segment (loss) / profit	(19,499)	55,000	(74,499)	582	845	(263)	(150)	(201)	51	-	-	-	(19,067)	55,644	(74,711)
Reportable assets	635,002	702,440	(67,438)	(3,588)	(4,180)	592	-	-	-	80,198	105,407	(25,209)	711,612	803,667	(92,055)
Reportable liabilities	-	-	-	-	-	-	-	-	-	(324,337)	(437,767)	113,430	(324,337)	(437,767)	113,430
Net reportable assets	635,002	702,440	(67,438)	(3,588)	(4,180)	592	-	-	-	(244,139)	(332,360)	88,221	387,275	365,900	21,375

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2023 and 2022

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
	(in Million ARS)
Revenues	47,438	37,369	10,069	4,584	6,556	(1,972)	4,382	1,608	2,774	14,964	9,270	5,694	935	371	564	72,303	55,174	17,129
Costs	(3,213)	(3,223)	10	(379)	(632)	253	(1,333)	(1,253)	(80)	(7,580)	(5,295)	(2,285)	(746)	(1,095)	349	(13,251)	(11,498)	(1,753)
Gross profit / (loss)	44,225	34,146	10,079	4,205	5,924	(1,719)	3,049	355	2,694	7,384	3,975	3,409	189	(724)	913	59,052	43,676	15,376
Net (loss) / gain from fair value adjustment of investment properties	(11,169)	1,192	(12,361)	(4,546)	(11,622)	7,076	(35,352)	36,877	(72,229)	-	-	-	(113)	129	(242)	(51,180)	26,576	(77,756)
General and administrative expenses	(6,682)	(6,170)	(512)	(745)	(735)	(10)	(2,560)	(2,281)	(279)	(3,275)	(1,574)	(1,701)	(6,176)	(724)	(5,452)	(19,438)	(11,484)	(7,954)
Selling expenses	(2,168)	(1,826)	(342)	(103)	(168)	65	(1,123)	(1,988)	865	(1,028)	(733)	(295)	(116)	(119)	3	(4,538)	(4,834)	296
Other operating results, net	(585)	(306)	(279)	(69)	(50)	(19)	(884)	(103)	(781)	(143)	(127)	(16)	(5,603)	647	(6,250)	(7,284)	61	(7,345)
Profit / (loss) from operations	23,621	27,036	(3,415)	(1,258)	(6,651)	5,393	(36,870)	32,860	(69,730)	2,938	1,541	1,397	(11,819)	(791)	(11,028)	(23,388)	53,995	(77,383)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	3,889	1,005	2,884	3,889	1,005	2,884
Segment profit / (loss)	23,621	27,036	(3,415)	(1,258)	(6,651)	5,393	(36,870)	32,860	(69,730)	2,938	1,541	1,397	(7,930)	214	(8,144)	(19,499)	55,000	(74,499)
Reportable assets	187,478	198,483	(11,005)	120,589	152,489	(31,900)	287,180	313,658	(26,478)	8,783	9,018	(235)	30,972	28,792	2,180	635,002	702,440	(67,438)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	187,478	198,483	(11,005)	120,589	152,489	(31,900)	287,180	313,658	(26,478)	8,783	9,018	(235)	30,972	28,792	2,180	635,002	702,440	(67,438)

Revenues June 2023 vs June 2022

Shopping Malls. Revenues from the Shopping Malls segment increased by 26.9% from ARS 37,369 million during the fiscal year ended June 30, 2022, to ARS 47,438 million during the fiscal year ended June 30, 2023. This increase is due to the fact that, during the fiscal year ended June 30, 2022, although the shopping malls were open, a policy of support for tenants was maintained in all shopping malls. In addition, there were more vacancies, reduced opening hours and less public attendance in the fiscal year of 2022. In the fiscal year of 2023, the increase in rental income occurred mainly due to: (i) an increase of ARS 5,894 million in base rent revenue; (ii) an increase of ARS 1,494 million in contingent rent revenue; (iii) an ARS 979 million increase in admission rights; (iv) an ARS 852 million increase in revenue from parking; and (v) an ARS 606 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.1% from ARS 6,556 million during the fiscal year ended June 30, 2022, to ARS 4,584 million during the fiscal year ended June 30, 2023. This variation is mainly explained by a decrease in revenue from leases by 28.8% from ARS 6,411 million during the fiscal year ended June 30, 2022 to ARS 4,563 million during the fiscal year ended June 30, 2023 mainly as a result of lower rental income due to the sale of the República building in April 2022 and the sale of floors in the tower “261 Della Paolera” (located in the Catalinas neighbourhood of the Autonomous City of Buenos Aires). There is also a drop in the rate in real terms as the inflation rate was higher than the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 172.5% increase from ARS 1,608 million during the fiscal year ended June 30, 2022, to ARS 4,382 million during the fiscal year ended June 30, 2023. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time.

Hotels. Revenues from our Hotels segment increased by 61.4% from ARS 9,270 million during the fiscal year ended June 30, 2022, to ARS 14,964 million during the fiscal year ended June 30, 2023, mainly due to higher occupancy with the consequent increase in revenues. The Hotel Llao Llao, and Libertador reached the pre-pandemic occupancy levels in the fiscal year of 2023.

Others. Revenues from the Others segment increased by 152.0% from ARS 371 million during the fiscal year ended June 30, 2022, to ARS 935 million during the fiscal year ended June 30, 2023, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2023 vs 2022

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 0.3%, from ARS 3,223 million during the fiscal year ended June 30, 2022, to ARS 3,213 million during the fiscal year ended June 30, 2023, mainly due to: (i) a decrease in leases and expenses of ARS 480 million; partially offset by: (ii) an increase in maintenance, security, cleaning, repairs and other expenses of ARS 275 million and (iii) an increase in salaries, social security charges and other personnel administrative expenses of ARS 170 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 8.6% during the fiscal year ended June 30, 2022, to 6.8% during the fiscal year ended June 30, 2023.

Offices. Costs associated with the Offices segment decreased by 40.0%, from ARS 632 million during the fiscal year ended June 30, 2022, to ARS 379 million during the fiscal year ended June 30, 2023, mainly due to (i) a decrease in leases and expenses of ARS 117 million; (ii) a decrease in amortization and depreciation charges of ARS 81 million; and (iii) a decrease in taxes, rates and contributions of ARS 61 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 9.6% during the fiscal year ended June 30, 2022, to 8.3% during the fiscal year ended June 30, 2023.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 6.4% increase from ARS 1,253 million during the fiscal year ended June 30, 2022, to ARS 1,333 million during the fiscal year ended June 30, 2023 mainly due to (i) an increase of ARS 178 million in the cost of sale of goods and services which correspond to the barter agreement of “Lot 16” located in the province of Córdoba (Argentina), the sale of 2 units of Tower 1 of Carrasco Boating (Montevideo, Uruguay), the sale of a plot of land by Zetol S.A. (Canelones, Uruguay), and the barter agreement entered into with Abasto Twins S.A. (Buenos Aires, Argentina); partially offset by: (ii) an ARS 46 million decrease in fees and compensation services; and (iii) a decrease in leases and expenses of ARS 41 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 77.9% during the fiscal year ended June 30, 2022, to 30.4% during the fiscal year ended June 30, 2023.

Hotels. Costs in the Hotels segment increased by 43.2%, from ARS 5,295 million during the fiscal year ended June 30, 2022, to ARS 7,580 million during the fiscal year ended June 30, 2023, mainly as a result of (i) an ARS 1,555 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 523 million increase in food, beverages and other hotel expenses; and (iii) an ARS 184 million increase in traveling, transportation and stationery. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 57.1% during the fiscal year ended June 30, 2022, to 50.7% during the fiscal year ended June 30, 2023.

Others. Costs in the Others segment decreased by 31.9%, from ARS 1,095 million during the fiscal year ended June 30, 2022, to ARS 746 million during the fiscal year ended June 30, 2023, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 283 million; (ii) a decrease in fees and compensation for services of ARS 115 million; (iii) a decrease in taxes, rates and contributions of ARS 23 million; partially offset by: (iv) an increase in amortization and depreciation charges of ARS 80 million.

Gross profit 2023 vs 2022

Shopping Malls. Gross profit from the Shopping Malls segment increased by 29.5%, from a profit of ARS 34,146 million during the fiscal year ended June 30, 2022, to an ARS 44,225 million profit during the fiscal year ended June 30, 2023, mainly as a result of increased revenues and higher public attendance in shopping malls. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 91.4% positive during the fiscal year ended June 30, 2022, to 93.2% positive during the fiscal year ended June 30, 2023.

Offices. Gross profit from the Offices segment decreased by 29.0%, from a profit of ARS 5,924 million during the fiscal year ended June 30, 2022, to an ARS 4,205 million profit during the fiscal year ended June 30, 2023. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 90.4% positive during the fiscal year ended June 30, 2022, to 91.7% positive during the fiscal year ended June 30, 2023.

Sales and developments. Gross profit from the Sales and Developments segment increased by 758.9%, from a profit of ARS 355 million during the fiscal year ended June 30, 2022, to an ARS 3,049 million profit during the fiscal year ended June 30, 2023. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 22.1% positive during the fiscal year ended June 30, 2022, to 69.6% positive during the fiscal year ended June 30, 2023.

Hotels. Gross profit from the Hotels segment increased by 85.8%, from a profit of ARS 3,975 million during the fiscal year ended June 30, 2022, to an ARS 7,384 million profit during the fiscal year ended June 30, 2023. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 42.9% positive during the fiscal year ended June 30, 2022, to 49.3% positive during the fiscal year ended June 30, 2023.

Others. Gross profit / (loss) from the Others segment increased by 126.1%, from a loss of ARS 724 million during the fiscal year ended June 30, 2022, to an ARS 189 million profit during the fiscal year ended June 30, 2023. Gross profit / (loss) from the Others segment, measured as a percentage of revenues from this segment, increased from 195.1% negative during the fiscal year ended June 30, 2022, to 20.2% positive during the fiscal year ended June 30, 2023.

Net (loss) / gain from fair value adjustment of investment properties 2023 vs 2022

Total consolidated net (loss) / gain from fair value adjustment of investment properties, according to the income statement, decreased by ARS 78,572 million, from a net gain of ARS 29,427 million during the fiscal year ended June 30, 2022, to a net loss of ARS 49,145 million during the fiscal year ended June 30, 2023.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a gain of ARS 26,576 million (out of which an ARS 1,192 million gain derives from our Shopping Malls segment; an ARS 11,622 million loss from our Offices segment; an ARS 36,877 million gain from our Sales and Developments segment and an ARS 129 million gain from our Others segment) during the fiscal year ended June 30, 2022, to a loss of ARS 51,180 million during the fiscal year ended June 30, 2023 (out of which an ARS 11,169 million loss derives from our Shopping Malls segment; an ARS 4,546 million loss from our Offices segment; an ARS 35,352 million loss from our Sales and Developments segment and an ARS 113 million loss from our Others segment).

The net impact in the Peso values of our shopping malls was primarily a consequence of: (i) an improvement in the estimate of the perpetual dollar discount rate, and (ii) more favorable macroeconomic projections in relation to the projected real exchange rate, (iii) this was partially offset by the moderation of the projected growth rate of some shopping malls.

The offices market in Argentina is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. We use the Market Approach method to determine the fair value of our Offices and Sales and developments segment, the value per sqm, being the most representative measurement. The variation in the net loss from fair value adjustment of investment properties in the Offices and Sales and Developments segment was mainly due to the decrease in real terms of the exchange rate used, from the sales of Catalinas building’s floors during the fiscal year ended 2023 and the revaluation of Costa Urbana in the fiscal year ended 2022.

General and administrative expenses 2023 vs 2022

Shopping Malls. General and administrative expenses of Shopping Malls increased by 8.3%, from ARS 6,170 million during the fiscal year ended June 30, 2022, to ARS 6,682 million during the fiscal year ended June 30, 2023, mainly due to: (i) an increase of ARS 378 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 250 million in fees payable to directors; and (iii) an increase in bank expense of ARS 27 million; partially offset by: (iv) a decrease of ARS 67 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in traveling, transportation and stationery of ARS 33 million; and (vi) a decrease in amortization and depreciation charges of ARS 28 million. General and administrative expenses, measured as a percentage of revenues from such segments, decreased from 16.5% during the fiscal year ended June 30, 2022, to 14.1% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Offices. General and administrative expenses of our Offices segment increased by 1.4%, from ARS 735 million during the fiscal year ended June 30, 2022, to ARS 745 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 53 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in fees payable to directors of ARS 34 million; partially offset by: (iii) a decrease in amortization and depreciation charges of ARS 72 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 11.2% during the fiscal year ended June 30, 2022, to 16.3% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 12.2%, from ARS 2,281 million during the fiscal year ended June 30, 2022, to ARS 2,560 million during the fiscal year ended June 30, 2023. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 141.9% during the fiscal year ended June 30, 2022, to 58.4% during the fiscal year ended June 30, 2023.

Hotels. General and administrative expenses associated with our Hotels segment increased by 108.1%, from ARS 1,574 million during the fiscal year ended June 30, 2022, to ARS 3,275 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 848 million increase in fees payable to directors; (ii) an ARS 384 million increase in fees and compensation for services; and (iii) an ARS 237 million increase in taxes, rates and contributions; (iv) an ARS 150 million increase in salaries, social security charges and other personnel administrative expenses; and (v) an ARS 61 million increase in maintenance, security, cleaning, repairs and other expenses. General and administrative expenses, measured as a percentage of revenues from this segment, increased from 17.0% during the fiscal year ended June 30, 2022, to 21.9% during the fiscal year ended June 30, 2023.

Others. General and administrative expenses associated with our Others segment increased by 753.0%, from ARS 724 million during the fiscal year ended June 30, 2022, to ARS 6,176 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase of ARS 4,992 million in payable to directors; (ii) an ARS 522 million increase in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 68 million increase in maintenance, security, cleaning, repairs and other expenses; partially offset by: (iv) a decrease of ARS 113 million in taxes, rates and contributions.

Selling expenses 2023 vs 2022

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 18.7%, from ARS 1,826 million during the fiscal year ended June 30, 2022, to ARS 2,168 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 222 million; ii) an increase in the salaries, social security charges and other personnel administrative expenses of ARS 186 million; (iii) an increase in the charge of doubtful accounts of ARS 155 million; partially offset by: (iv) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 227 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 4.9% during the fiscal year ended June 30, 2022, to 4.6% during the fiscal year ended June 30, 2023.

Offices. Selling expenses associated with our Offices segment decreased by 38.7%, from ARS 168 million during the fiscal year ended June 30, 2022, to ARS 103 million during the fiscal year ended June 30, 2023. Such variation was mainly generated as a result of: (i) an ARS 69 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 24 million; partially offset by: (iii) an ARS 21 million increase in salaries, social security and other personnel administrative expenses and (iv) a decrease in the charge of doubtful accounts of ARS 10 million. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.6% during the fiscal year ended June 30, 2022, to 2.2% during the fiscal year ended June 30, 2023.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 43.5%, from ARS 1,988 million during the fiscal year ended June 30, 2022, to ARS 1,123 million during the fiscal year ended June 30, 2023. Such variation was mainly generated by: (i) an ARS 603 million decrease in the charge of taxes, rates and contributions; and (ii) a decrease of ARS 263 million in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 123.6% during the fiscal year ended June 30, 2022, to 25.6% during the fiscal year ended June 30, 2023.

Hotels. Selling expenses associated with our Hotels segment increased by 40.2%, from ARS 733 million during the fiscal year ended June 30, 2022, to ARS 1,028 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 106 million increase in fees and compensation for services; (ii) an ARS 83 million increase in salaries, social security and other personnel administrative expenses; (iii) an ARS 78 million increase in taxes, rates and contributions; and (iv) an ARS 12 million increase in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.9% during the fiscal year ended June 30, 2022, to 6.9% during the fiscal year ended June 30, 2023.

Others. Selling expenses associated with our Others segment decreased by 2.5%, from ARS 119 million during the fiscal year ended June 30, 2022, to ARS 116 million during the fiscal year ended June 30, 2023. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 32.1% during the fiscal year ended June 30, 2022, to 12.4% during the fiscal year ended June 30, 2023.

Other operating results, net 2023 vs 2022

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 91.2%, from a net loss of ARS 306 million during the fiscal year ended June 30, 2022, to a net loss of ARS 585 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 542 million in the loss for lawsuits; (ii) an increase of ARS 58 million in donations, partially offset by; (iii) an increase of ARS 342 million in interest and allowance generated by operating credits. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.2% negative during the fiscal year ended June 30, 2023.

Offices. Other operating results, net associated with our Offices segment decreased by 38.0%, from a net loss of ARS 50 million during the fiscal year ended June 30, 2022, to a net loss of ARS 69 million during the fiscal year ended June 30, 2023, mainly as a consequence of (i) an increase of ARS 29  million in the loss for lawsuits; partially offset by: (ii) a decrease of ARS 6 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.5% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 758.3%, from a net loss of ARS 103 million during the fiscal year ended June 30, 2022, to a net loss of ARS 884 million during the fiscal year ended June 30, 2023, mainly due to (i) a loss from disposal of property, plant and equipment for ARS 684 million which corresponds to the sale of the 8th floor of the tower “261 Della Paolera” (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) occupied by IRSA; and (ii) a credit for the late payment penalty in the barter agreement with Fideicomiso Esquina Güemes for ARS 138 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 6.4% negative during the fiscal year ended June 30, 2022, to 20.2% negative during the fiscal year ended June 30, 2023.

Hotels. Other operating results, net associated with the Hotels segment decreased by 12.6%, from a net loss of ARS 127 million during the fiscal year ended June 30, 2022, to a net loss of ARS 143 million during the fiscal year ended June 30, 2023, mainly due to lower revenues in other operating income of ARS 18 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.4% negative during the fiscal year ended June 30, 2022, to 1.0% negative during the fiscal year ended June 30, 2023.

Others. Other operating results, net associated with the Others segment decreased by 966.0%, from a net profit of ARS 647 million during the fiscal year ended June 30, 2022, to a net loss of ARS 5,603 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase in the loss for lawsuits for ARS 6,318 million due to the constitution of a provision for the IDBD lawsuit; and (ii) a lower income from the royalty corresponding to La Rural S.A.; partially offset by (iii) the realization of currency translation adjustment due to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A. generating a positive result of ARS 428 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 174.4% positive during the fiscal year ended June 30, 2022, to 599.3% negative during the fiscal year ended June 30, 2023.

Operating results 2023 vs 2022

Shopping Malls. Operating results associated with the Shopping Malls segment decreased by 12.6%, from a net profit of ARS 27,036 million during the fiscal year ended June 30, 2022, to a net profit of ARS 23,621 million during the fiscal year ended June 30, 2023.

Offices. Operating results associated with our Offices segment increased by 81.1%, from a net loss of ARS 6,651 million during the fiscal year ended June 30, 2022, a net loss of ARS 1,258 million during the fiscal year ended June 30, 2023. Such variation was mainly due to an ARS 7,076 million decrease in the loss from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segments, decreased from 101.4% negative during the fiscal year ended June 30, 2022, to 27.4% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Operating results associated with our Sales and Developments segment decreased by 212.2%, from a net profit of ARS 32,860 million during the fiscal year ended June 30, 2022, to a net loss of ARS 36,870 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the (loss) / gain from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,043.5% positive during the fiscal year ended June 30, 2022, to 841.4% negative during the fiscal year ended June 30, 2023.

Hotels. Operating results associated with the Hotels segment increased by 90.7%, from a net profit of ARS 1,541 million during the fiscal year ended June 30, 2022, to a net profit of ARS 2,938 million during the fiscal year ended June 30, 2023. Such increase is mainly due to a higher occupancy with a consequent increase in revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results associated with the Hotels segments, as a percentage of revenues from such segment, increased from 16.6% positive during the fiscal year ended June 30, 2022, to 19.6% positive during the fiscal year ended June 30, 2023.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 791 million during the fiscal year ended June 30, 2022, to a net loss of ARS 11,819 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the increase in administrative expenses and a negative result in other operating results, net.

Share of profit / (loss) of associates and joint ventures 2023 vs 2022

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 443.2%, from a net loss of ARS 764 million during the fiscal year ended June 30, 2022 to a net profit of ARS 2,622 million during the fiscal year ended June 30, 2023, mainly due to the positive results from the Others segment.

Also, the net share of loss of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 28.4% increase, from a loss of ARS 1,769 million during the fiscal year ended June 30, 2022, to a loss of ARS 1,267 million during the fiscal year ended June 30, 2023, mainly due to results from the joint venture Quality Invest S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

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

Other. The share of profit of associates from the Others segment increased by 287.0%, from a net profit of ARS 1,005 million during the fiscal year ended June 30, 2022, to a net profit of ARS 3,889 million during the fiscal year ended June 30, 2023, mainly as a result of the variation from our investments in GCDI by ARS 1,674 million positive, Banco Hipotecario by ARS 1,200 positive partially offset by our investment in Condor by ARS 838 million negative.

Financial results, net

The financial results went from a profit of ARS 25,549 million during the fiscal year ended June 30, 2022 to a profit of ARS 15,536 million during the fiscal year ended June 30, 2023. This variation is mainly attributable to less gain due to exchange rate differences, which was partially offset by the inflation adjustment, fair value gains on financial assets and liabilities at fair value through profit or loss, and reduced interest expenses.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 5,971 million during the fiscal year ended June 30, 2022, to a profit of ARS 64,517 million during the fiscal year ended June 30, 2023. During the current year, the Company determined it was appropriate to reverse the provision for the income tax registered as of June 30, 2022 and 2021 for ARS 13,979 million, the provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses. In addition, for the year ended June 30, 2023, IRSA applied the systemic and integral inflation adjustment criteria as the restatement of its accumulated losses. See Note 21 to the Consolidated Financial Statements for more information.

Profit for the year

As a result of the factors described above, the profit for the year went from a profit of ARS 75,222 million during the fiscal year ended June 30, 2022, to a profit of ARS 60,986 million during the fiscal year ended June 30, 2023.

Results of Operations for the fiscal years ended June 30, 2022 and 2021

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2022 and 2021.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in Million ARS)
Revenues	55,174	35,754	19,420	(502)	(179)	(323)	14,496	10,415	4,081	-	(110)	110	69,168	45,880	23,288
Costs	(11,498)	(12,214)	716	196	247	(51)	(14,817)	(11,237)	(3,580)	-	-	-	(26,119)	(23,204)	(2,915)
Gross profit / (loss)	43,676	23,540	20,136	(306)	68	(374)	(321)	(822)	501	-	(110)	110	43,049	22,676	20,373
Net gain / (loss) from fair value adjustment of investment properties	26,576	(27,040)	53,616	2,851	(429)	3,280	-	-	-	-	-	-	29,427	(27,469)	56,896
General and administrative expenses	(11,484)	(10,885)	(599)	57	48	9	-	-	-	50	170	(120)	(11,377)	(10,667)	(710)
Selling expenses	(4,834)	(5,338)	504	12	71	(59)	-	-	-	-	-	-	(4,822)	(5,267)	445
Other operating results, net	61	(551)	612	-	(71)	71	120	378	(258)	(50)	(60)	10	131	(304)	435
Profit / (loss) from operations	53,995	(20,274)	74,269	2,614	(313)	2,927	(201)	(444)	243	-	-	-	56,408	(21,031)	77,439
Share of profit / (loss) of associates and joint ventures	1,005	(14,102)	15,107	(1,769)	(1,381)	(388)	-	-	-	-	-	-	(764)	(15,483)	14,719
Segment profit / (loss)	55,000	(34,376)	89,376	845	(1,694)	2,539	(201)	(444)	243	-	-	-	55,644	(36,514)	92,158
Reportable assets	702,440	724,290	(21,850)	(4,180)	(5,348)	1,168	-	-	-	105,407	68,624	36,783	803,667	787,566	16,101
Reportable liabilities	-	-	-	-	-	-	-	-	-	(437,769)	(495,128)	57,359	(437,769)	(495,128)	57,359
Net reportable assets	702,440	724,290	(21,850)	(4,180)	(5,348)	1,168	-	-	-	(332,362)	(426,504)	94,142	365,898	292,438	73,460

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2022 and 2021.

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.	06.30.22	06.30.21	Var.
	(in Million ARS)
Revenues	37,369	18,814	18,555	6,556	9,488	(2,932)	1,608	2,740	(1,132)	9,270	3,256	6,014	371	1,456	(1,085)	55,174	35,754	19,420
Costs	(3,223)	(3,079)	(144)	(632)	(509)	(123)	(1,253)	(2,973)	1,720	(5,295)	(3,765)	(1,530)	(1,095)	(1,888)	793	(11,498)	(12,214)	716
Gross profit / (loss)	34,146	15,735	18,411	5,924	8,979	(3,055)	355	(233)	588	3,975	(509)	4,484	(724)	(432)	(292)	43,676	23,540	20,136
Net gain / (loss) from fair value adjustment of investment properties	1,192	(71,894)	73,086	(11,622)	19,592	(31,214)	36,877	25,131	11,746	-	-	-	129	131	(2)	26,576	(27,040)	53,616
General and administrative expenses	(6,170)	(5,062)	(1,108)	(735)	(1,478)	743	(2,281)	(2,510)	229	(1,574)	(1,506)	(68)	(724)	(329)	(395)	(11,484)	(10,885)	(599)
Selling expenses	(1,826)	(1,594)	(232)	(168)	(661)	493	(1,988)	(2,468)	480	(733)	(498)	(235)	(119)	(117)	(2)	(4,834)	(5,338)	504
Other operating results, net	(306)	(445)	139	(50)	(18)	(32)	(103)	(18)	(85)	(127)	(42)	(85)	647	(28)	675	61	(551)	612
Profit / (loss) from operations	27,036	(63,260)	90,296	(6,651)	26,414	(33,065)	32,860	19,902	12,958	1,541	(2,555)	4,096	(791)	(775)	(16)	53,995	(20,274)	74,269
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-	-	(57)	57	-	-	-	1,005	(14,045)	15,050	1,005	(14,102)	15,107
Segment profit / (loss)	27,036	(63,260)	90,296	(6,651)	26,414	(33,065)	32,860	19,845	13,015	1,541	(2,555)	4,096	214	(14,820)	15,034	55,000	(34,376)	89,376
Reportable assets	198,483	192,959	5,524	152,489	260,531	(108,042)	313,658	227,839	85,819	9,018	9,202	(184)	28,792	33,759	(4,967)	702,440	724,290	(21,850)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	198,483	192,959	5,524	152,489	260,531	(108,042)	313,658	227,839	85,819	9,018	9,202	(184)	28,792	33,759	(4,967)	702,440	724,290	(21,850)

Revenue 2022 vs 2021

Shopping Malls. Revenues from the Shopping Malls segment increased by 98.6% from ARS 18,814 million during the fiscal year ended June 30, 2021, to ARS 37,369 million during the fiscal year ended June 30, 2022. Such increase is due to the fact that during the fiscal year ended in 2021, a support policy was maintained for tenants in all shopping malls, where, due to the Covid-19 pandemic, the contractual monthly insured value (VMA) was not invoiced, but rather a percentage of sales. In the fiscal year ended June 30, 2022, although these policies were maintained in the first part of it, in the second half of the fiscal year there was evidence of a recovery in rental income, generating: (i) an increase of ARS 7,255 million in base rent revenue; (ii) an increase of ARS 12,497 million in contingent rent revenue; (iii) an ARS 1,113 million increase in revenue from parking; partially offset by (iv) an ARS 2,760 million decrease in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.9% from ARS 9,488 million during the fiscal year ended June 30, 2021, to ARS 6,556 million during the fiscal year ended June 30, 2022. This variation is mainly explained by the decrease in revenue from leases by 30.8%, going from ARS 9,268 million during the fiscal year ended June 30, 2021, to ARS 6,411 million during the fiscal year ended June 30, 2022, mainly as a result of a decrease in revenue from leases due to the sale of the Bouchard building and the sale of the floors of the Torre Boston building during the year ended June 30, 2021 and the sale of the República building in the year 2022.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 41.3% decrease from ARS 2,740 million during the fiscal year ended June 30, 2021, to ARS 1,608 million during the fiscal year ended June 30, 2022. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time.

Hotels. Revenues from our Hotels segment increased by 184.7% from ARS 3,256 million during the fiscal year ended June 30, 2021, to ARS 9,270 million during the fiscal year ended June 30, 2022, mainly due to higher occupancy because of the effects of the Covid-19 pandemic in the fiscal year 2021, with the consequent increase in income. With the exception of the Hotel Llao Llao, Intercontinental and Libertador still do not reach the pre-pandemic occupancy levels.

Others. Revenues from the Others segment decreased by 74.5% from ARS 1,456 million during the fiscal year ended June 30, 2021, to ARS 371 million during the fiscal year ended June 30, 2022, mainly due to the sale of Stowe House in USD 3.45 million during the fiscal year ended June 30, 2021, generating a profit of USD 0.3 million.

Costs 2022 vs 2021

Shopping Malls. Costs associated with the Shopping Malls segment increased by 4.7%, from ARS 3,079 million during the fiscal year ended June 30, 2021, to ARS 3,223 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase in maintenance, security, cleaning, repairs and other expenses of ARS 182 million; (ii) an increase in leases and expenses of ARS 80 million and (iii) an increase in taxes, rates and contributions of ARS 29 million; partially offset by: (iv) a decrease in amortization and depreciation charges of ARS 98 million and (v) a decrease of ARS 77 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 16.4% during the fiscal year ended June 30, 2021, to 8.6% during the fiscal year ended June 30, 2022.

Offices. Costs associated with the Offices segment increased by 24.2%, from ARS 509 million during the fiscal year ended June 30, 2021, to ARS 632 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase in amortization and depreciation charges of ARS 84 million; (ii) an increase in leases and expenses of ARS 61 million; (iii) an increase in taxes, rates and contributions of ARS 53 million; partially offset by: (iv) a decrease in maintenance, security, cleaning, repairs and other expenses of ARS 32 million and (v) a decrease of ARS 31 million in salaries, social security charges and other personnel administrative expenses. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 5.4% during the fiscal year ended June 30, 2021, to 9.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 57.9% decrease from ARS 2,973 million during the fiscal year ended June 30, 2021, to ARS 1,253 million during the fiscal year ended June 30, 2022 mainly due to (i) a decrease of ARS 1,660 million in the cost of sale of goods and services; (ii) a decrease in maintenance, security, cleaning, repairs and other expenses of ARS 75 million; and (iii) an ARS 40 million decrease in taxes, rates and contributions; partially offset by: (iv) an increase in leases and expenses of ARS 37 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 108.5% during the fiscal year ended June 30, 2021, to 77.9% during the fiscal year ended June 30, 2022.

Hotels. Costs in the Hotels segment increased by 40.6%, from ARS 3,765 million during the fiscal year ended June 30, 2021, to ARS 5,295 million during the fiscal year ended June 30, 2022, mainly as a result of (i) an ARS 593 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 526 million increase in food, beverages and other hotel expenses; (iii) an ARS 319 million increase in maintenance, security, cleaning, repairs and other expenses; and (iv) an ARS 120 million increase in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 115.6% during the fiscal year ended June 30, 2021, to 57.1% during the fiscal year ended June 30, 2022.

Others. Costs in the Others segment decreased by 42.0%, from ARS 1,888 million during the fiscal year ended June 30, 2021, to ARS 1,095 million during the fiscal year ended June 30, 2022, mainly as a result of the cost of selling properties due to the sale of Stowe House and also due to the development and implementation of Appa Shops generating an increase in salaries, social security costs and other personnel administrative expenses, both events in the comparative fiscal year.

Gross profit 2022 vs 2021

Shopping Malls. Gross profit from the Shopping Malls segment increased by 117.0%, from a profit of ARS 15,735 million during the fiscal year ended June 30, 2021, to an ARS 34,146 million profit during the fiscal year ended June 30, 2022, mainly as a result of a reopening of Shopping Malls in the fiscal year ended June 30, 2022 unlike the fiscal year ended June 30, 2021 which had progressive openings and with more restrictions. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 83.6% positive during the fiscal year ended June 30, 2021, to 91.4% positive during the fiscal year ended June 30, 2022.

Offices. Gross profit from the Offices segment decreased by 34.0%, from a profit of ARS 8,979 million during the fiscal year ended June 30, 2021, to an ARS 5,924 million profit during the fiscal year ended June 30, 2022. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 94.6% positive during the fiscal year ended June 30, 2021, to 90.4% positive during the fiscal year ended June 30, 2022.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment increased by 252.4%, from a loss of ARS 233 million during the fiscal year ended June 30, 2021, to an ARS 355 million profit during the fiscal year ended June 30, 2022. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 8.5% negative during the fiscal year ended June 30, 2021, to 22.1% positive during the fiscal year ended June 30, 2022.

Hotels. Gross profit / (loss) from the Hotels segment increased by 880.9%, from a loss of ARS 509 million during the fiscal year ended June 30, 2021, to an ARS 3,975 million profit during the fiscal year ended June 30, 2022. Gross profit / (loss) from the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.6% negative during the fiscal year ended June 30, 2021, to 42.9% positive during the fiscal year ended June 30, 2022.

Others. Gross loss from the Others segment decreased by 67.6%, from a loss of ARS 432 million during the fiscal year ended June 30, 2021, to an ARS 724 million loss during the fiscal year ended June 30, 2022. Gross loss from the Others segment, measured as a percentage of revenues from this segment, increased from 29.7% negative during the fiscal year ended June 30, 2021, to 195.1% negative during the fiscal year ended June 30, 2022.

Net gain (loss) from fair value adjustment of investment properties 2022 vs 2021

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 56,896 million, from a net loss of ARS 27,469 million during the fiscal year ended June 30, 2021, to a net profit of ARS 29,427 million during the fiscal year ended June 30, 2022.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a loss of ARS 27,040 million (out of which an ARS 71,894 million loss derives from our Shopping Malls segment; an ARS 19,592 million gain from our Offices segment; an ARS 25,131 million gain from our Sales and Developments segment and an ARS 131 million gain from our Others segment) during the fiscal year ended June 30, 2021, to a gain of ARS 26,576 million during the fiscal year ended June 30, 2022 (out of which an ARS 1,192 million profit derives from our Shopping Malls segment; an ARS 11,622 million loss from our Offices segment; an ARS 36,877 million gain from our Sales and Developments segment and an ARS 129 million gain from our Others segment).

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

The offices market in Argentina is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in U.S. dollars and are usually executed for three-year terms, hence this business produces stable cash flows in U.S. dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement. The consolidated net (loss) from fair value adjustment of investment properties of our Offices segment was mainly due to the appreciation of the Peso against “dólar MEP”

The consolidated net gain from fair value adjustment of investment properties of our Sales and development segment was mainly due to the increase in the fair value adjustment of “Costa Urbana” and sales of República Building and floors of Catalinas Building.

General and administrative expenses 2022 vs 2021

Shopping Malls. General and administrative expenses of Shopping Malls increased by 21.9%, from ARS 5,062 million during the fiscal year ended June 30, 2021, to ARS 6,170 million during the fiscal year ended June 30, 2022, mainly due to: (i) an increase of ARS 737 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 361 million in fees and compensation for services; and (iii) an increase in traveling, transportation and stationery of ARS 92 million; partially offset by: (iv) a decrease of ARS 81 million in taxes, rates and contributions. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segments, decreased from 26.9% during the fiscal year ended June 30, 2021, to 16.5% during the fiscal year ended June 30, 2022.

Offices. General and administrative expenses of our Offices segment decreased by 50.3%, from ARS 1,478 million during the fiscal year ended June 30, 2021, to ARS 735 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) a decrease in fees payable to directors of ARS 321 million; (ii) a decrease of ARS 280 million in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 55 million decrease in maintenance, security, cleaning, repairs and other expenses; (iv) a decrease of ARS 43 million in fees and compensation for services; and (v) a decrease in leases and expenses of ARS 33 million. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 15.6% during the fiscal year ended June 30, 2021, to 11.2% during the fiscal year ended June 30, 2022.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 9.1%, from ARS 2,510 million during the fiscal year ended June 30, 2021, to ARS 2,281 million during the fiscal year ended June 30, 2022. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 91.6% during the fiscal year ended June 30, 2021, to 141.9% during the fiscal year ended June 30, 2022.

Hotels. General and administrative expenses associated with our Hotels segment increased by 4.5%, from ARS 1,506 million during the fiscal year ended June 30, 2021, to ARS 1,574 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 61 million increase in taxes, rates and contributions; (ii) an ARS 29 million increase in fees and compensation for services; and (iii) an ARS 19 million increase in bank expenses; partially offset by: (iv) a decrease of ARS 52 million in salaries, social security charges and other personnel administrative expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.3% during the fiscal year ended June 30, 2021, to 17.0% during the fiscal year ended June 30, 2022.

Others. General and administrative expenses associated with our Others segment increased by 120.1%, from ARS 329 million during the fiscal year ended June 30, 2021, to ARS 724 million during the fiscal year ended June 30, 2022, mainly due to (i) an increase of ARS 370 million in fees and compensation for services; and (ii) an ARS 60 million increase in taxes, rates and contributions.

Selling expenses 2022 vs 2021

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 14.6%, from ARS 1,594 million during the fiscal year ended June 30, 2021, to ARS 1,826 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 653 million; ii) an increase in the charge of publicity, advertising and other commercial expenses of ARS 367 million; partially offset by: (iii) a decrease in the charge of doubtful accounts of ARS 703 million, and (iv) a decrease of ARS 86 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 8.5% during the fiscal year ended June 30, 2021, to 4.9% during the fiscal year ended June 30, 2022.

Offices. Selling expenses associated with our Offices segment decreased by 74.6%, from ARS 661 million during the fiscal year ended June 30, 2021, to ARS 168 million during the fiscal year ended June 30, 2022. Such variation was mainly generated as a result of: (i) an ARS 313 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of doubtful accounts of ARS 121 million; (iii) an ARS 47 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 13 million decrease in fees and compensation for services. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 7.0% during the fiscal year ended June 30, 2021, to 2.6% during the fiscal year ended June 30, 2022.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 19.4%, from ARS 2,468 million during the fiscal year ended June 30, 2021, to ARS 1,988 million during the fiscal year ended June 30, 2022. Such variation was mainly generated by: (i) an ARS 606 million decrease in the charge of taxes, rates and contributions; partially offset by: (ii) an increase of ARS 78 million in fees and compensation for services, and, (iii) an increase of ARS 62 million in the charge of publicity, advertising and other commercial expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 90.1% during the fiscal year ended June 30, 2021, to 123.6% during the fiscal year ended June 30, 2022.

Hotels. Selling expenses associated with our Hotels segment increased by 47.2%, from ARS 498 million during the fiscal year ended June 30, 2021, to ARS 733 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an ARS 254 million increase in taxes, rates and contributions; and (ii) an ARS 60 million increase in fees and compensation for services; partially offset by: (iii) an ARS 45 million decrease in salaries, social security and other personnel administrative expenses; and (iv) an ARS 35 million decrease in leases and expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 15.3% during the fiscal year ended June 30, 2021, to 7.9% during the fiscal year ended June 30, 2022.

Others. Selling expenses associated with our Others segment increased by 1.7%, from ARS 117 million during the fiscal year ended June 30, 2021, to ARS 119 million during the fiscal year ended June 30, 2022. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 8.0% during the fiscal year ended June 30, 2021, to 32.1% during the fiscal year ended June 30, 2022.

Other operating results, net 2022 vs 2021

Shopping Malls. Other operating results, net associated with our Shopping Malls segment increased by 31.2%, from a net loss of ARS 445 million during the fiscal year ended June 30, 2021, to a net loss of ARS 306 million during the fiscal year ended June 30, 2022, mainly as a result of: (i) an increase of ARS 215 million in interest and allowances generated by operating credits, (ii) an increase of ARS 36 million in management fees, partially offset by; (iii) an increase of ARS 133 million in the loss for lawsuits. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 2.4% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Offices. Other operating results, net associated with our Offices segment decreased by 177.8%, from a net loss of ARS 18 million during the fiscal year ended June 30, 2021, to a net loss of ARS 50 million during the fiscal year ended June 30, 2022, mainly as a consequence of (i) an increase of ARS 111 million in interest and allowances generated by operating credits; partially offset by: (ii) a decrease of ARS 41 million in donations; and (iii) a decrease of ARS 22 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.2% negative during the fiscal year ended June 30, 2021, to 0.8% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 472.2%, from a net loss of ARS 18 million during the fiscal year ended June 30, 2021, to a net loss of ARS 103 million during the fiscal year ended June 30, 2022, mainly due to (i) an decrease of ARS 129 million due to the sale of shares of Manibil S.A. in the fiscal year 2021; (ii) a decrease of ARS 40 million in management fees; and (iii) an increase of ARS 35 million in the loss for lawsuits; partially offset by: (iv) a decrease of ARS 139 million in donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 0.7% negative during the fiscal year ended June 30, 2021, to 6.4% negative during the fiscal year ended June 30, 2022.

Hotels Other operating results, net associated with the Hotels segment decreased by 202.4%, from a net loss of ARS 42 million during the fiscal year ended June 30, 2021, to a net loss of ARS 127 million during the fiscal year ended June 30, 2022, mainly due to an increase of ARS 93 million in the loss for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.3% negative during the fiscal year ended June 30, 2021, to 1.4% negative during the fiscal year ended June 30, 2022.

Others. Other operating results, net associated with the Others segment increased by 2,410.7%, from a net loss of ARS 28 million during the fiscal year ended June 30, 2021, to a net profit of ARS 647 million during the fiscal year ended June 30, 2022, mainly due to an ARS 397 million recovery of fees for consultancy in Dolphin for and the income of fee charged to La Rural S.A in the fiscal year ended June 30, 2022. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.9% negative during the fiscal year ended June 30, 2021, to 174.4% positive during the fiscal year ended June 30, 2022.

Operating results 2022 vs 2021

Shopping Malls. Operating results associated with the Shopping Malls segment increased by 142.7%, from a net loss of ARS 63,260 million during the fiscal year ended June 30, 2021, to a net profit of ARS 27,036 million during the fiscal year ended June 30, 2022. Such an increase is due to the fact of the recovery in rental income due to the end of restrictions from Covid-19 pandemic.

Offices. Operating results associated with our Offices segment decreased by 125.2%, from a net profit of ARS 26,414 million during the fiscal year ended June 30, 2021, to a net loss of ARS 6,651 million during the fiscal year ended June 30, 2022. Such variation was mainly due to an ARS 31,214 million decrease in the gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Offices segment, as a percentage of revenues from such segments, decreased from 278.4% positive during the fiscal year ended June 30, 2021, to 101.4% negative during the fiscal year ended June 30, 2022.

Sales and Developments. Operating results associated with our Sales and Developments segment increased by 65.1%, from a net profit of ARS 19,902 million during the fiscal year ended June 30, 2021, to a net profit of ARS 32,860 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the gain / (loss) from fair value adjustments of investment properties. Operating results associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 726.4% positive during the fiscal year ended June 30, 2021, to 2,043.5% positive during the fiscal year ended June 30, 2022.

Hotels. Operating results associated with the Hotels segment increased by 160.3%, from a net loss of ARS 2,555 million during the fiscal year ended June 30, 2021, to a net profit of ARS 1,541 million during the fiscal year ended June 30, 2022. Such increase is mainly due to higher occupancy with the consequent increase in income, which was affected in the fiscal year ended June 30, 2021, due to Covid-19 pandemic. Operating results associated with the Hotels segment, as a percentage of revenues from such segments, increased from 78.5% negative during the fiscal year ended June 30, 2021, to 16.6% positive during the fiscal year ended June 30, 2022.

Others. Operating results associated with the Others segment decreased from a net loss of ARS 775 million during the fiscal year ended June 30, 2021, to a net loss of ARS 791 million during the fiscal year ended June 30, 2022. Such increase is mainly due to the decrease in gross loss and administrative expenses partially offset by a positive result in other operating results, net

Share of profit / (loss) of associates and joint ventures 2022 vs 2021

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 95.1%, from a net loss of ARS 15,483 million during the fiscal year ended June 30, 2021 to a net loss of ARS 764 million during the fiscal year ended June 30, 2022, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 28.1% decrease, from a loss of ARS 1,381 million during the fiscal year ended June 30, 2021, to a loss of ARS 1,769 million during the fiscal year ended June 30, 2022, mainly due to results from the joint venture Quality Invest S.A., mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

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

Other. The share of profit / (loss) of associates from the Others segment increased by 107.2%, from a net loss of ARS 14,045 million during the fiscal year ended June 30, 2021, to a net profit of ARS 1,005 million during the fiscal year ended June 30, 2022, mainly as a result of the variation from our investments in TGLT by ARS 6,000 million positive, Banco Hipotecario by ARS 4,556 positive and New Lipstick by ARS 1,987 million positive.

Financial results, net

The financial results went from a profit of ARS 11,791 million during the fiscal year ended June 30, 2021 to a profit of ARS 25,549 million during the fiscal year ended June 30, 2022. Such variation is mainly due to the variation of the exchange rate and a decrease in interest expenses.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 76,617 million during the fiscal year ended June 30, 2021, to a loss of ARS 5,971 million during the fiscal year ended June 30, 2022, due to the impact on deferred income tax. Such variation is mainly due to the modification in the income tax rates in Argentina according to the Law 27,630 published in the Official Gazette on June 16, 2021, which explains the increase in the expense on income tax during the fiscal year ended June 30, 2021, due to the impact on deferred income tax. During the fiscal year ended June 30, 2022, the deferred income tax was affected by the increase in the net gain from fair value adjustment of investment properties.

Profit for the year

As a result of the factors described above, the profit / (loss) for the year went from a loss of ARS 132,885 million (that includes a loss of ARS 31,545 for the effect of discontinued operations) during the fiscal year ended June 30, 2021, to a profit of ARS 75,222 million during the fiscal year ended June 30, 2022.

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

As of June 30, 2023 we had a negative working capital of ARS 5,496 million (calculated as current assets less current liabilities as of that date).

As of the same date, we had cash and cash equivalents for ARS 8,735 million, which represents the total of cash and cash equivalents at a consolidated level.

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Company lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for fiscal year ended June 30, 2021.

The following table shows our cash flow for the fiscal years ended June 30, 2023, 2022 and 2021:

	Year ended June 30,
	2023	2022	2021
Net cash generated from operating activities	36,494	27,329	5,150
Net cash generated from investing activities	26,442	24,134	238,119
Net cash used in financing activities	(81,124)	(29,455)	(170,813)
Net (decrease) / increase in cash and cash equivalents	(18,188)	22,008	72,456

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2023

Our operating activities for the fiscal year ended June 30, 2023 generated net cash inflows of ARS 36,494 million, mainly due to (i) operating income of ARS 39,500 million, (ii) an increase in salaries and social security liabilities of ARS 920 million, partially offset by (iii) ARS 2,894 million related to Income Tax paid, and (iv) an increase in trade and other receivables of ARS 704 million.

Fiscal year ended June 30, 2022

Our operating activities for the fiscal year ended June 30, 2022 generated net cash inflows of ARS 27,329 million, mainly due to (i) operating income of ARS 27,077 million, (ii) an increase in trade and other payables of ARS 1,345 million, partially offset by (iii) ARS 1,061 million related to Income Tax paid.

Fiscal year ended June 30, 2021

Our operating activities for the fiscal year ended June 30, 2021 generated net cash inflows of ARS 5,150 million, of which ARS 11,141 are originated in discontinued operations inflows and ARS 5,991 from continuing operations outflows, mainly due to (i) a decrease in trade and other payables of ARS 11,971 million, and (ii) a decrease in provisions of ARS 379 million, partially offset by (iii) an increase in trade and other receivables of ARS 5,353 million (iv) an operating income of ARS 973 million, and (v) an increase in salaries and social security liabilities of ARS 188 million.

Investment activities

Fiscal year ended June 30, 2023

Our investing activities resulted in net cash inflows of ARS 26,442 million for the fiscal year ended June 30, 2023, mainly due to (i) ARS 43,823 million from proceeds from disposal of investments in financial assets, (ii) ARS 22,644 million from sales of investment properties and (iii) ARS 2,427 million from sales of property, plant and equipment, partially offset by (iv) ARS 36,238 million used in the acquisition of investments in financial assets and (v) ARS 5,904 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2022

Our investing activities resulted in net cash inflows of ARS 24,134 million for the fiscal year ended June 30, 2022, mainly due to (i) ARS 56,001 million from sales of investment properties, (ii) ARS 22,638 from proceeds from disposal of investments in financial assets and (iii) ARS 7,731 million from dividends collected from associates and joint ventures, partially offset by (iv) ARS 49,305 million used in the acquisition of investments in financial assets and (v) ARS 13,224 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2021

Our investing activities resulted in net cash inflows of ARS 238,119 million, comprised of ARS 155,966 million from discontinued activities inflows and ARS 82,153 million from continuing operations inflows for the fiscal year ended June 30, 2021, mainly due to (i) ARS 64,107 million from sales of investment properties and (ii) ARS 58,821 million from proceeds from disposal of investments in financial assets, partially offset by (iii) ARS 37,625 million  used in the acquisition of investments in financial assets and (iv) ARS 3,531 million used in the acquisitions and improvements of investment properties.

Financing activities

Fiscal year ended June 30, 2023

Our financing activities for the fiscal year ended June 30, 2023 resulted in net cash outflows of ARS 81,124 million, mainly due to (i) the payment of loans and principal on notes of ARS 67,217 million, (ii) ARS 32,284 million from dividends paid, (iii) ARS 13,097 million from interest paid, (iv) ARS 3,745 million from the repurchase of non-convertible notes and (v) the repurchase of treasury shares for ARS 1,744 million, partially offset by (vi) an increase in borrowings, issuance and new placement of non-convertible notes for ARS 38,460 million.

Fiscal year ended June 30, 2022

Our financing activities for the fiscal year ended June 30, 2022 resulted in net cash outflows of ARS 29,455 million, mainly due to (i) the payment of loans and principal on notes of ARS 23,554 million, (ii) ARS 17,647 million from interest paid, (iii) ARS 3,721 million from the repurchase of non-convertible notes, (iv) the payment of short term loans of ARS 2,154 million, and (v) the payment of borrowings with related parties for ARS 1,037 million, partially offset by (vi) an increase in borrowings, issuance and new placement of non-convertible notes for ARS 19,680.

Fiscal year ended June 30, 2021

Our financing activities for the fiscal year ended June 30, 2021 resulted in net cash outflows of ARS 170,813 million, of which ARS 64,209 million derive from discontinued operations and ARS 106,604 million derive from continuing activities, mainly due to (i) the payment of borrowings and non-convertible notes of ARS 140,726 million, (ii) ARS 29,069 million from interest paid, (iii) ARS 18,135 million used in the repurchase of non-convertible notes, and (iv) ARS 9,145 million from dividends paid, partially offset by (v) an increase in borrowings, issuance and new placement of non-convertible notes for ARS 58,051 million, (vi) ARS 18,125 million from collections of short term loans and (vii) ARS 14,611 million from issuance of shares.

Capital expenditures

Fiscal year ended June 30, 2023

During the fiscal year ended June 30, 2023, we invested ARS 6,886 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 793 million, primarily i) ARS 11 million in buildings and facilities, ii) ARS 303 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 13 million, ARS 432 million and ARS 34 million, respectively); (b) improvements in our rental properties for ARS 3,508 million and (c) the development of properties for ARS 2,585 million.

Fiscal year ended June 30, 2022

During the fiscal year ended June 30, 2022, we invested ARS 21,112 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 722 million, primarily i) ARS 24 million in buildings and facilities, ii) ARS 114 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 24 million, ARS 545 million and ARS 15 million, respectively); (b) improvements in our rental properties for ARS 6,103 million and (c) the development of properties for ARS 14,287 million.

Fiscal year ended June 30, 2021

During the fiscal year ended June 30, 2021, we invested ARS 9,593 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 5,853 million, primarily i) ARS 558 million in buildings and facilities, ii) ARS 2,054 million in communication networks, iii) ARS 2,891 million in machinery and equipment and others, iv) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 29 million, ARS 71 million and ARS 56 million, respectively) and v) ARS 194 million in farmlands and (b) improvements in our rental properties for ARS 3,740 million, out of which ARS 3,546 million derive from our Operations Center in Argentina and ARS 194 million derive from the Operations Center in Israel.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2023:

Total
(in million of ARS)
Less than 1 year	40,617
More than 1 and up to 2 years	27,349
More than 2 and up to 3 years	20,908
More than 3 and up to 4 years	7,025
More than 4 and up to 5 years	12,042
Total	107,941

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2023:

Description	Currency	Annual Average Interest Rate	Nominal value	Book value
			(in million)	(in million of ARS)
IRSA’s 2023 Notes – Series VIII	USD	10.00%	11	2,805
IRSA’s 2024 Notes – Series XI	USD	5.00%	13	3,310
IRSA’s 2024 Notes – Series XII (1)	UVA	4.00%	46	12,553
IRSA’s 2024 Notes – Series XIII (2)	USD	3.90%	30	7,696
IRSA’s 2028 Notes – Series XIV	USD	8.75%	157	40,219
IRSA’s 2025 Notes – Series XV	USD	8.00%	62	16,249
IRSA’s 2025 Notes – Series XVI	USD	7.00%	28	7,404
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	6,363
Loans with non-controlling interests	USD	5.00%	1	455
Related Party	ARS	Badlar	5	17
Related Party	USD	Libor + 2.25%	-	70
Bank loans	ARS	Badlar	2,000	2,325
Bank loans	ARS	84.00%	250	250
Seller financing	USD	N/A	2	599
Others	USD	3.50%	3	1,034
Bank overdrafts	ARS	Float	-	6,592
Total				107,941

(1)	Series XII denominated in UVA and payable in ARS.
(2)	On September 13, 2023, the amortization payment was made for 25% of the principal.

Series VIII and IX Notes

On November 12, 2020, the company carried out an exchange offer of its Series I Notes, for a face value of USD 181.5 million.

Face Value of Series I Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

As a result of the exchange, Series VIII and IX Notes were issued, which are described below:

•	Series VIII: denominated and payable in U.S. dollars for USD 31.7 million at a fixed rate of 10.0%, with quarterly payments. The principal payment was set in three installments of the capital: 33% which was paid on November 12, 2021, 33% which was paid on November 12, 2022, and 34% to pay on November 12, 2023. The issuance price was 100.0% of the face value.

•	Series IX: denominated and payable in U.S. dollars for USD 80.7 million (includes USD 6,505,560 that were subscribed in cash) at a fixed rate of 10.0%, with quarterly payments. The principal payment was due in one installment on March 1, 2023. The issuance price was 100.0% of the face value. On February 10, 2023, we announced the full redemption of the Series IX notes, which was effective on February 17, 2023, and the Series IX notes were fully canceled.

Series X, XI and XII Notes

On March 31, 2021, the company issued in the local market a total amount of USD 65.5 million through the following Notes:

•

Series X: denominated and payable in Pesos for ARS 701.6 million (equivalent at the time of issuance to USD 7.6 million) at a variable rate (private BADLAR + 5.0%) with quarterly payments. Price of issuance was 100.0% of the nominal value. The principal was paid on March 31, 2022. On March 31, 2022, Series X notes were fully canceled.

•	Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 million at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding prospectus supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the face value (IRR 5.6%).

•	Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 million (equivalent at the time of issuance to ARS 3,868.2 million and USD 42.1 million) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the face value.

The proceeds have been used to refinance short-term liabilities and working capital.

Series XIII

On August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

•

Series XIII: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment was set in three installments: 25% which was paid on August 26, 2023; 25% to pay on February 26, 2024; and 50% to pay on August 26, 2024. The price of issuance was 100.0% of the face value.

The proceeds will be used to refinance short-term liabilities.

Series XIV Notes

As a consequence of the regulations established by the Central Bank, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA Commercial Properties S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000. On February 3, 2023, we announced the full redemption of the Series II notes, which was effective on February 8, 2023, and the Series II notes were fully canceled.

The exchange offered two alternatives:

-

Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 in cash and USD 514.42 in Series XIV Notes. Under Option A, 60.83% of the notes which participated in the exchange were accepted.

-	Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes which participated in the exchange were accepted.

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

Series XV and XVI Notes

On January 31, 2023, the company issued in the local market a total amount of USD 90 million through the following Notes:

•	Series XV Notes: denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment will be in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value.

•	Series XVI Notes: denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on July 25, 2025. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes

On June 7, 2023, IRSA issued in the local market a total amount of USD 25 million, the main characteristics of the issuance are detailed below:

•

Series XVII Notes: denominated and payable in U.S. dollars for a total of USD 25 million at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be done in one installment at maturity on December 7, 2025. The issue price was 100.0% of the face value.

The proceeds will mainly be used to refinance short-term liabilities and working capital.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, the worldwide GDP is expected to grow 3.0% in 2023 and 2024. As with the July 2023 WEO projections the rise in central bank policy rates to fight inflation continues to weigh on economic activity.

Global headline inflation is expected to fall from 8.7 percent in 2022 to 6.8 percent in 2023 and 5.2 percent in 2024, according to IMF’s WEO. Inflation could remain high and even rise if further shocks occur, including those from an intensification of the war in Ukraine and extreme weather-related events, triggering more restrictive monetary policy. On the upside, inflation could fall faster than expected, reducing the need for tight monetary policy, and domestic demand could again prove more resilient. In this sense, the buildup of gas inventories in Europe and weaker-than-expected demand in China, energy and food prices have dropped substantially from their 2022 peaks, although food prices remain elevated.

The global recovery from the Covid-19 pandemic and Russia’s invasion of Ukraine is slowing amid widening divergences among economic sectors and regions. China’s recovery could slow, in part as a result of unresolved real estate problems, with negative cross-border spillovers.

Manufacturing activity and consumption of services in China rebounded when Chinese authorities abandoned their strict lockdown policies; net exports contributed strongly to sequential growth in February and March as supply chains normalized and firms swiftly put backlogs of orders into production. Nonetheless, continued weakness in the real estate sector is weighing on investment, and foreign demand remains weak.

In addition, banking scare remained contained and limited to problematic regional banks in the United States and Credit Suisse in Switzerland. Accordingly, since the April 2023 WEO, global financial conditions have eased, a sign that financial markets may have become less concerned about risks to financial stability coming from the banking sector. But tight monetary policy continues to put some banks under pressure, both directly (through higher costs of funding) and indirectly (by increasing credit risk).

Argentine macroeconomic context

Shopping malls sales reached a total ARS 144,743.3 million in June 2023, which represents a 149.5% increase as compared to June 2022. Accumulated sales for the first six months, represent a 143.3% in current terms and 12.8% increase in real terms as compared to the same period of 2022.

The INDEC reported that, for the eight months ended August 31, 2023, industrial activity in Argentina decreased by 3.1% compared to the same period in 2022. The textile industry accumulated a 2.7% growth during the first eight months of 2023 as compared to the same period last year. Moreover, the EMAE as of July 31, 2023, decreased by 1.3% compared to the same month in 2022.

Regarding the balance of payments, in the second quarter of 2023 the current account deficit reached USD 6.351 million, with USD 3,662 million allocated to the goods and services trade balance, and USD 3,409 million to the net primary deficit, and a surplus of USD 719 million to net secondary income.

During the second quarter of 2023, the financial account recorded a net capital inflow of USD 7,602 million, which was the result of a net fall in external financial assets held by residents of USD 5,166 million and a net increase in external liabilities of USD 2,436 million. This represents an increase in the net capital inflow of USD 4,513 million in relation to with what was estimated for the same quarter of the previous year.

As of June 30, 2023, international reserves reached USD 27,926 million, which implied an accounting decrease of USD 11,134 million compared to the previous quarter. This effect is mainly explained by balance of payments transactions for USD 10,058 million, and by a decreased of USD 1,076 million, driven by the changes in currencies parities.

In local financial markets, the Private Badlar rate in Pesos ranged from 50.63% to 92.25% in the period from July 2022 to June 2023, averaging 70.83% in June 2023 compared to 38.06% in June 2022. As of June 30, 2023, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 256.70 per USD 1.00. As of June 30, 2023, Argentina’s country risk decreased by 367 basis points in year-on-year terms. The debt premium paid by Argentina was 2,061 basis points in June 2023, compared to 229 basis points paid by Brazil and 376 basis points paid by Mexico.

As of October 12, 2023, the Private Badlar rate in Pesos peaked at 114.0625%. As of October 18, 2023, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 350.10 per USD 1.00. As of October 17, 2023, Argentina’s country risk decreased by 461 basis points in year-on-year terms. The debt premium paid by Argentina was at 2,376 basis points as of October 17, 2023, compared to 204 basis points paid by Brazil and 372 basis points paid by Mexico as of that same date.

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

Evolution of Shopping Malls in Argentina

In August 2023, the CCI showed a 1.15% increase compared to July 2023, and a 18.95% increase compared to August 2022. Shopping mall sales increased 149.5% in the fiscal 2023 compared to fiscal 2022. Accumulated sales for the first six months, represent a 143.3% in current terms and 12.8% increase in real terms as compared to the same period of 2022.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by Covid-19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2023 closes with a vacancy in the order of 17.52% regarding the premium market of the City of Buenos Aires, slightly decreasing when compared to the previous quarter. Rental prices did not undergo major changes during the second quarter of the year 2023. Category A+ properties have an average price of 23.9 USD/sqm and class A properties of 18.7 USD/sqm. Regarding the average price per submarket, Catalinas and Norte CABA reflect the highest with records of 26.41 USD/sqm and 26.01 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in June 2023, overnight stays at hotel and para-hotel establishments were estimated at 3.4 million, 17.1% more than the same month the previous year. Overnight stays by resident and nonresident travelers increased by 9.8% and 59.4%, respectively. Total travelers who stayed at hotels during June 2023 were 1.5 million, a 17.2% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 9.4% and 66.1%, respectively. The Room Occupancy Rate in June 2023 was 44.1%, compared to a 40.7% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 33.0%, compared to a 31.0% of the same month the previous year.

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

Estimation	Main assumptions	Potential implications	Main references (1)
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

Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Companys’s best factual assumption relative to the economic conditions expected to prevail.

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

		Upon the improper determination of the provision for income tax, the Company will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 21 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Company’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 15 – Trade and other receivables
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

(1) Reference to notes to our Audited Consolidated Financial Statements.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the Argentine General Corporation Law, corporations are managed by a board of directors elected at a shareholders’ meeting. Pursuant to section 59 of the Argentine General Corporation Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused to these parties by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine General Corporation Law. The following concepts are considered an integral part of a director’s duty of loyalty: (i) the prohibition to use the company’s assets and confidential information for private purposes; (ii) the prohibition to take advantage of, or allow others to take advantage, by action or omission, of the company’s business opportunities; (iii) the obligation to exercise their powers only for the purposes set forth by law, the bylaws of the company, or the resolutions of the shareholders or the board of directors; (iv) the obligation to act diligently in the preparation and disclosure of the information provided to the market and to ensure the independence of the company’s external auditors; and (v) the obligation to look after the company’s best interests, so that the actions of the board of directors are not contrary, directly or indirectly, to those interests. In accordance with the Argentine General Corporation Law, specific functions may be assigned to a director by statute or a resolution of the general shareholders’ meeting. In such cases, the attribution of responsibility will be based on individual performance, provided that the assignment of specific functions had been registered in the Public Registry. Under the Argentine General Corporation Law, directors cannot perform activities in competition with the company without the express authorization of the shareholders’ meeting. Directors must inform the board and the supervisory committee about any conflict of interest they may have regarding a proposed transaction and must abstain from voting on such matters.

A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises. Except in the event of a mandatory liquidation or bankruptcy, a director’s performance approved by the company’s shareholders releases such director of any liability for his performance, unless shareholders representing 5% or more of the company’s capital stock object to that approval, or the decision is taken in violation of the applicable laws or the company’s by-laws. The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting requests that action. If the company does not initiate a legal claim within three (3) months since the shareholders resolution was approved, any shareholder will be entitled to file the claim on the company’s behalf.

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

As of the date of this Annual Report, our board of directors is composed of twelve regular directors and three alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows the composition of our board or directors:

Name	Date of Birth	Position	Year Last Appointed	Term Expiration	Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2021	2024	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2021	2024	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2022	2025	2001
Fernando Adrián Elsztain	01/04/1961	Director	2023	2026	1999
David Williams (*)	12/07/1955	Director	2022	2025	2022
Mauricio E. Wior	10/23/1956	Director	2021	2024	2006
Daniel Ricardo Elsztain	12/22/1972	Director	2023	2026	2007
Maria Julia Bearzi (*)	11/15/1975	Director	2022	2025	2019
Oscar Pedro Bergotto (*)	07/19/1943	Director	2023	2026	2019
Liliana L. De Nadai (*)	01/11/1959	Director	2022	2025	2019
Ben Iosef Elsztain	01/16/1997	Director	2021	2024	2021
Nicolas Bendersky	04/21/1983	Director	2023	2026	2022
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2022	2025	2019
Iair Elsztain	03/05/1995	Alternate Director	2023	2026	2020
Marcos Oscar Barylka	06/29/1945	Alternate Director	2022	2024	2022

(*)	Independent directors.

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

Mauricio Elías Wior. Mr. Wior holds bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University. Mr. Wior is currently a member of the board of directors of Banco Hipotecario S.A. and Chairman in BHN Vida Sociedad de Inversión S.A. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL), American Chamber of Commerce in Argentina, and the Israeli Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka. He was also Director of GCDI S.A. (formerly TGLT S.A.), Chairman of Shufersal Israel and Vice Chairman of Cellcom Israel.

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

Maria Julia Bearzi. Ms. Bearzi holds a degree in administration from the Universidad Nacional de La Plata and has a specialization in Growth Companies from Harvard University. She has more than 20 years of experience working for entrepreneurial development at the Endeavor Foundation, and since 2016 she has been the Executive Director of this organization. She has extensive experience in entrepreneurship education, currently she leads the Ventures Academy program at Endeavor in conjunction with the University of San Andrés and teaches the Business Development course in the MBA at the National University of La Plata (UNLP).

Oscar Pedro Bergotto. Mr. Bergotto has worked as auditor at the Banco de la Nación Argentina and CFO in Isaac Elsztain e Hijos SCA. Between 1987 and 2008 he worked as treasurer of IRSA Inversiones y Representaciones S.A.

Liliana De Nadai. Ms. De Nadai holds an accounting degree from the Universidad de Buenos Aires in 1983. Since 2003, she has advised various companies such as banks, consultants and accounting firms in financial and banking areas; and accounting, tax and money laundering prevention system and administrative, accounting, financial management consultants in financial and banking companies. Throughout her career, she has attended several professional practice courses at the Professional Council of Economic Sciences of the City of Buenos Aires and continues to carry out ongoing training at said Council.

Ben Iosef Elsztain. Mr. Ben Iosef Elsztain is a young entrepreneur and CEO of ¡appa!, he studied social media at ORT Technical School. Throughout his career he has been very active in the entrepreneurial ecosystem: Today he is founder and Managing Partner of Shefa Ventures, the Corporate Venture Capital of the IRSA. He is the director of ¡appa!, the shopping mall app. Previously, he worked for Endeavor Argentina in the area of search and selection of entrepreneurs, and prior to that experience, he founded and was Commercial Manager of Torch Argentina until 2017. He is a member of the board of directors of Turismocity, the largest travel buyers in Latin America.

Nicolas Bendersky. Mr. Bendersky has a degree in Economics and a Master’s in Finance from CEMA University. He began his career in 2001 in the corporate finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management where he currently works as CIO. Between 2015 and 2021, he served on the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario S.A. and CRESUD.

Gabriel A. G. Reznik. Mr. Reznik holds a civil engineering degree from Universidad de Buenos Aires. He worked for us from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is an alternate director in Cresud.

Iair Elsztain. Mr. Elsztain is currently working for a company called Upland, in which he has a temporary contract until February 2024. He is a member of the Board of Directors and founder of Israel Startup Experience (ISE) (Israel Startup Experience), an experience for young people during 8 months in Israel and he is also alternate director in Cresud.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Mr. Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka has served as Secretary of the Fundación Pele Ioetz, which provides support to families suffering economic and social problems in Argentina.

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

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee, in which one is the Chairman, one is Vice-Chairman I and one is Vice-Chairman II of our board of directors. The current members of the executive committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain, as regular members. The executive committee meets as needed by our business, or at the request of one or more of its members.

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

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA Commercial Properties, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario S.A.

Jorge Cruces. Mr. Cruces serves as Chief Investment Officer. He has been Manager of Urban Development at Banco Hipotecario S.A. He is a member of the Board of Directors of the Business Chamber of Urban Developers. He is also the Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an architect and graduated from the Universidad de Belgrano with a master’s degree in Business Administration, with a focus on Finance and Strategic Administration.

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

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting held on October 5, 2023.

Name	Date of Birth	Position	Term Expiration	Position Held Since
José D. Abelovich	07/20/1956	Member	2024	1992
Marcelo H. Fuxman	11/30/1955	Member	2024	1992
Noemí I. Cohn	05/20/1959	Member	2024	2010
Roberto D. Murmis	04/07/1959	Alternate Member	2024	2005
Paula Sotelo	10/08/1971	Alternate Member	2024	2020
Cynthia Deokmellian	08/06/1976	Alternate Member	2024	2022

Set forth below are brief descriptions of the relevant background and experience of the members of our supervisory committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. – NEXIA, a member firm of Nexia International, a global network of accounting and consulting firms. He is a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Pampa Energía S.A., and Banco Hipotecario S.A., among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L. – NEXIA, a member firm of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Inversora Bolívar S.A. and Banco Hipotecario S.A., among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. – NEXIA, a member firm of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Futuros y Opciones.com S.A. and Pan American Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L. – NEXIA, a member firm of Nexia International, a global network of accounting and consulting firms. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of Cresud S.A.C.I.F. y A., Futuros y Opciones.com S.A. and Arcos del Gourmet S.A., among other companies.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is a partner at Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and also worked in the professional practice department at KPMG New York. She is a member of the Supervisory Committees of Hoteles Argentinos S.A.U., Futuros y Opciones.Com and FyO Acopio S.A., among others.

Cynthia Deokmellian. Ms. Deokmellian holds an accounting degree from Universidad de Buenos Aires. She is a partner at Abelovich, Polano y Asociados S.R.L. – NEXIA, an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG. She is a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., Futuros y Opciones.Com y FyO Acopio S.A., among others.

Internal Control

Management uses the 2013 COSO Report to assess the effectiveness of internal control over financial reporting.

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

Audit Committee

In accordance with the Capital Market Law No. 26,831 (the “Argentine Capital Market Law”), its regulatory decree 1,023 and the CNV Rules the Board of Directors has an Audit Committee. The main function of this committee is to assist the Board of Directors in: (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, and disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) behavior and ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and competence of independent auditors, (vii) performance of our internal audit duties both by our Company and the external auditors and (viii) it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions.

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

At our annual ordinary shareholders meeting held on October 5, 2023, the shareholders agreed to pay an aggregate compensation of ARS 9,050.0 million to all the members of the Board of Directors for the fiscal year ended June 30, 2023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the Company’s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal year ended June 30, 2022 and 2023 was ARS 2,836 million and ARS 9,070 million, respectively.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management (excluding Directors) for the fiscal year ended June 30, 2023 was ARS 268.5 million.

Supervisory Committee

The shareholders meeting held on October 5, 2023, approved by majority vote the payment of fees to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2023 for an aggregate amount of ARS 8.5 million.

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

On October 30, 2019, the shareholders’ meeting approved the implementation of a new incentive plan for directors, management and employees based on the granting of shares for the long term remuneration of its executives, directors and employees, which accomplish certain requirements in terms of seniority and internal category. In that sense, the shareholders approved a capital increase for up to 1% of the capital stock at the time of the execution of the plan. As of today, our Board of Directors have not implemented the new incentive program. For more information see “Item 10. Additional Information–B. Memorandum and Articles of Association–Ordinary and Extraordinary General Shareholders’ Meetings.” and “Recent developments–General Ordinary Shareholders’ Meeting”.

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

D. Employees

As of June 30, 2023, we had 1,289 employees. Our employees of the segments our Shopping Mall, Offices, Sales and Developments and Other business had 667 employees with 260 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 622 employees, with 528 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2023	2022	2021
Shopping Malls, Offices, Sales and Developments and Other businesses	667	656	633
Hotels (1)	622	750	652
Total	1,289	1,406	1,285

(1)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2023.

		Share ownership
Name	Position	Number of Shares (4)	Percentage (%) (2)	Number of Warrants (3)	Percentage fully diluted (%) (3)
Directors
Eduardo S. Elsztain (1)	Chairman / CEO	471,976,181	58.2	50,512,505	58.7
Saúl Zang	Vice-Chairman I	1,428,237	0.2	68,795	0.2
Alejandro G. Elsztain	Vice- Chairman II	7,931,612	1.0	315,107	0.9
Fernando A. Elsztain	Regular Director	—	—	—	—
David Williams	Regular Director	—	—	—	—
Mauricio E. Wior	Regular Director	—	—	—	—
Daniel R. Elsztain	Regular Director	353,715	0.0	21,435	0.0
Oscar Pedro Bergotto	Regular Director	—	—	—	—
María Julia Bearzi	Regular Director	—	—	—	—
Liliana De Nadai	Regular Director	—	—	—	—
Ben Elsztain	Regular Director	1,864	0.0	—	0.0
Nicolas Bendersky...	Regular Director	—	—	—	—
Gaston A. Lernoud (5)	Alternate Director	21,546	0.0	27,778	0.0
Gabriel A. G. Reznik	Alternate Director	—	—	—	—
Iair Elsztain	Alternate Director	1,114	0.0	130	0.0
Oscar Marcos Barylka	Alternate Director	—	—	—	—
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	199,971	0.0	130,558	0.0
Jorge Cruces	Chief Investment Officer	—	—	—	—
Arnaldo Jawerbaum	Chief Operating Officer	570,000	0.1	—	0.1
Supervisory Committee
José D. Abelovich....	Member	—	—	—	—
Marcelo H. Fuxman	Member	—	—	—	—
Noemí I. Cohn	Member	—	—	—	—
Roberto D. Murmis	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—
Cynthia Deokmellian	Alternate member	—	—	—	—

(1)

Includes (i) 431,737,584 common shares beneficially owned by Cresud, (ii) 22,874,432 common shares owned by Helmir (iii) 8,932,830 common shares owned by Consultores Venture Capital Uruguay S.A., (iv) 1,263,190 common shares owned by Consultores Asset Management S.A. and (v) 7,168,145 common shares directly owned by Mr. Eduardo Elsztain.

(2)	As of June 30, 2023, the outstanding shares were 811,137,457 and we own 12,537,588 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

156

(3)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2023, the warrants outstanding common was 79,709,301, and as a subsequent event, on September 29, 2023, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 79,709,301 to 79,646,262, for more information, see “Recent Developments – Exercise of Warrants”. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 5, 2023, being the Ratio of 1.1719 shares per option and a price of USD 0.3689 per share. As a subsequent event, on September 14, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an the changing the nominal value of the ordinary shares from ARS 1 (one Peso) to ARS 10 (ten Pesos), which was informed in September 13, 2023, being the current Ratio of 1.0639 shares with nominal value ARS 10.00 per option and a price of USD 0.4063 per share, for more information see “Recent Developments – Warrants – Modification on Ratio and Price.”

(4)

On September 13, 2023, we announced that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, each with a nominal value of ARS 1.00 and one vote per share, for the amount of 736,354,245 book-entry common shares, each with a nominal value of ARS 10.00 and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with a nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with a nominal value of ARS 10.00. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation. Also, regarding the GDS holders, we instruct BNYM to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023. It is reported that the Company share capital after the indicated operations amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share. For more information see “Recent Developments – Change in the total amount of shares and its nominal value.”

(5)	On the Ordinary General Shareholders’ Meeting held on October 5, 2023, the director’s position was not renewed.

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to beneficially own at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of June 30, 2023
Shareholder	Number of Shares (5)	Percentage (2)	Number of Warrants	Percentage fully diluted (3)
Cresud (1)	454,612,016	56.0%	49,644,626	56.7%
Directors and officers	27,872,224	3.4%	1,431,682	3.3%
ANSES	42,920,735	5.3%	3,781,213	5.2%
683 Capital Management (4)	37,000,000	4.6%	—	4.1%
Others (less than 5%)	248,732,482	30.7%	24,851,780	30.7%
Total	811,137,457	100.0%	79,709,301	100.0%

(1)

Eduardo S. Elsztain is the beneficial owner of 216,884,083 common shares of Cresud, representing 36.6% of its total share capital, which include (i) 93,119,671 common shares beneficially owned by IFISA, 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 55.7% of our common shares by virtue of his investment in (a) Cresud of 431,737,584 common shares; (b) Consultores Venture Capital Uruguay S.A. of 8,932,830 common shares; (c) Consultores Asset Management S.A. of 1,263,190; (d) Helmir S.A. 2,525,762 common shares; and (e) directly owned shares of 7,315,145 (items iii, iv and v are exposed under the line “Directors and officers”). Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)	As of June 30, 2023, the number of outstanding common shares was 811,137,457 and we own 12,537,588 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(3)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2023, the warrants outstanding common was 79,709,301 warrants outstanding, and as a subsequent event, on September 29, 2023, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 79,709,301 to 79,646,262, for more information, see “Recent Developments – Exercise of Warrants”. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 5, 2023, being the Ratio of 1.1719 shares per option and a price of USD 0.3689 per share. As subsequent event, on September 14, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an the changing the nominal value of the ordinary shares from ARS 1 (one Peso) to ARS 10 (ten Pesos), which was informed in September 13, 2023, being the current Ratio of 1.0639 shares with nominal value ARS 10.00 per option and a price of USD 0.4063 per share, for more information see “Recent Developments – Warrants – Modification on Ratio and Price.”

(4)	Ownership in IRSA according to the Form filed with the SEC.
(5)

On September 13, 2023, we announced that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, each with a nominal value of ARS 1.00 and one vote per share, for the amount of 736,354,245 book-entry common shares, each with a nominal value of ARS 10.00 and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with a nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with a nominal value of ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation. Also, regarding the GDS holders, we instruct BNYM to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023. It is reported that the Company share capital after the indicated operations amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share. For more information see “Recent Developments – Change in the total amount of shares and its nominal value.”

Changes in Share Ownership

Shareholder (3)	June 30, 2023	June 30, 2022	June 30, 2021	June 30, 2020	June 30, 2019
	%
Cresud (1)	56.0	53.6	62.1	62.1	62.1
Directors and officers (2)	3.4	3.4	1.6	1.4	1.5
ANSES	5.3	5.3	4.5	4.5	4.5
683 Capital Management (3)	4.6	6.0	1.8	1.6	1.5
Others	30.7	31.7	30.0	30.4	30.4
Total	100.0	100.0	100.0	100.0	100.0

(1)

Eduardo S. Elsztain is the beneficial owner of 216,884,083 common shares of Cresud, representing 36.6% of its total share capital, which include (i) 93,119,671 common shares beneficially owned by IFISA, 1,100 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 45,667,750 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 78,095,562 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 55.7% of our common shares by virtue of his investment in (a) Cresud of 431,737,584 common shares; (b) Consultores Venture Capital Uruguay S.A. of 8,932,830 common shares; (c) Consultores Asset Management S.A. of 1,263,190; (d) Helmir S.A. 2,525,762 common shares; and (e) directly owned shares of 7,315,145 (items iii, iv and v are exposed under the line “Directors and officers”). Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)	As of June 30, 2023, the number of outstanding common shares was 811,137,457 and we own 12,537,588 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(3)	Ownership in IRSA according to the Form filed with the SEC.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2023, our total issued capital stock outstanding consisted of 811,137,457 common shares. As of June 30, 2023, there were approximately 28,292,315 Global Depositary Shares (representing 282,923,150 of our common shares, or 34.9% of all or our outstanding common shares) held in the United States by approximately 41 registered holders.

On April 27, 2023, the Company held the Ordinary and Extraordinary General Shareholders’ Meeting, resolving, among other issues, the increase in the capital stock through the partial capitalization of the issue premium and the consequent issue of ordinary shares for the amount of 6,552,405,000 to be distributed among shareholders who hold shares on the date of settlement, in proportion to their holdings. Additionally, it was approved by a majority of votes to amend the seventh article of the Company’s bylaws, where it modifies the nominal value of the shares from ARS 1.00 to ARS 10.00 each and with the right to one vote per share. On September 13, 2023, we announced that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, each with a nominal value of ARS 1.00 and one vote per share, for the amount of 736,354,245 book-entry common shares, each with a nominal value of ARS 10.00 and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with a nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with a nominal value of ARS 10.00. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation. Also, regarding the GDS holders, we instruct the GDS Depositary to process the reverse split, at the same rate as mentioned above for the ADR program, effective as of October 3, 2023. It is reported that the Company share capital after the indicated operations amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share. For more information see “Recent Developments – Change in the total amount of shares and its nominal value.”

In May 2021, 80 million options were issued that will entitle the holders thereto to acquire additional new shares. As of June 30, 2023, there were 79,709,301 warrants outstanding and as a subsequent event, on September 29, 2023, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 79,709,301 to 79,646,262, for more information, see “Recent Developments – Exercise of Warrants”. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company had been modified as a result of the payment of the cash dividend, which was distributed May 5, 2023, being the ratio of 1.1719 shares per option and the price USD 0.3689 per share. As a subsequent event, on September 14, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company had been modified as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) the change of the nominal value of the ordinary shares from ARS 1.00 to ARS 10.00, which was informed in September 13, 2023, being the current ratio 1.0639 shares with nominal value ARS 10.00 per option and a price of USD 0.4063 per share, for more information see “Recent Developments – Warrants – Modification on Ratio and Price.”

Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA and our GDSs in the NYSE.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F, and the provisions of applicable Argentine Law.

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2023, there were approximately 12,905 holders of our common shares.

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

Offices and Shopping Mall Leases

Cresud rented office space for its executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA owned, and which was sold to a non-related party. The offices of Eduardo S. Elsztain, the Chairman of our Board of Directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been rented to a company controlled by family members of Mr. Elsztain and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

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

The operations described above allow Cresud and us to keep our strategic and commercial decisions fully independent, with cost and profit apportionment allocated on the basis of operating efficiency and equity, applying when appropriate the terms of the shared services contract, to ensure that any one company benefiting at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at our subsidiaries, Nuevas Fronteras S.A. and Llao Llao Resorts S.A., all on arm’s-length terms and conditions.

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries and FYO. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., among other entities.

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

Fundación Museo de los Niños has used these spaces to set up “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”, two interactive learning centers intended for children and adults. The agreements described above establish that the payment of common charges and direct expenses related to the services performed by these spaces must be borne by Fundación Museo de los Niños.

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

Investment in Dolphin Real Assets Fund SPC Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, incorporated under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01. Subsequently, on October 3, 2022, Dolphin Fund Ltd.’s investors, including Torodur S.A., contributed their holdings in said fund to Dolphin Real Assets Fund SPC Ltd., a fund established under the laws of British Virgin Islands in March 2022, whose administrator is Dolphin Manager Corp., a corporation also constituted under the laws of British Virgin Islands, which is controlled by Messrs. Eduardo Sergio Elsztain and Saúl Zang (85% and 15%, respectively), subscribing 164,478 participating shares issued by the portfolio named Argentina MMXXII, belonging to the mentioned fund which also has another portfolio called Dolphin Real Assets.

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

Puerto Retiro

In 1991, Indarsa had purchased 90% of Tandanor, a former government-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares. Indarsa failed to pay to the Argentine Government the price for its purchase of the stock of Tandanor, and as a result the Argentine Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine Government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine Government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to being reimbursed from all the losses which have arisen upon the fraud committed. On March 7, 2015 Puerto Retiro responded by filing certain preliminary objections, such as limitation, lack of information to respond to the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections mentioned above. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections would be considered in the verdict.

On September 7, 2018, the Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1.” This Court’s verdict is not final, as it is subject to further appeals Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

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

On February 21, 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely form of Federal Extraordinary Appeal. In addition, the Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor. Notwithstanding the fact that it is not possible to ensure with certainty the result of the denied federal extraordinary appeal, filed before the CSJN by Tandanor and the National State, against the Cassation decision that resolved to confirm the statute of limitations exception of the related civil action With the claim for damages filed by both subjects against Puerto Retiro S.A., it is estimated that the possibility that the aforementioned complaint resource prospers and, consequently, the CSJN revokes the exception of prescription of the civil action for damages, it is low.

Within the framework of the criminal case, the plaintiff denounced the non-compliance by Puerto Retiro S.A. of the precautionary measure decreed in the criminal court consisting of the prohibition to innovate and contract with respect to the premises subject of the civil action. As a result of such complaint, Federal Oral Court No. 5 filed an incident and ordered and executed the closure of the premises where the lease agreements with Los Cipreses S.A. and Flight Express S.A. were being performed, in order to enforce the compliance with the aforementioned measure. As a result of said circumstance, it was learned that the proceedings were transferred to the Criminal Court for the assignment of a court to investigate the possible commission of the crime of disobedience. As of the date of issuance of these Annual Report, there have been no further developments in this case.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and is currently operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal for appeal denied. On April 22, 2022, the Company was notified of the ruling issued by the Superior Court of Justice of the City of Buenos Aires (TSJ) in the case “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Court of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on February 14 2019, action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located was not appropriate, and instead the Company should assign to the City a portion of land, in accordance with the provisions of article 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. This area may come totally or partially from the property in which the shopping center is in operation or, where appropriate, from land surrounding the area. In the event that the company could not allocate the entire fraction of land, it should pay, after obtaining an expert opinion, an amount of money to allow the Government of the City of Buenos Aires to obtain a property destined for said public use. Our legal advisors are analyzing the procedural steps to follow.

On May 18, 2015, we were notified that the AABE revoked the concession agreement entered into with IRSA’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA’s former subsidiary, IRSA CP, filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, Arcos del Gourmet S.A. filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a complaint before the Federal Contentious Administrative Courts located in the City of Buenos Aires seeking to declare Resolution No. 170/2014 void. The trial court rejected Arcos del Gourmet S.A.’s claim. As a consequence, Arcos del Gourmet S.A. launched an appeal against the Trial Court decision, which was rejected by the Court of Appeals – Chamber V on September 19, 2023. On October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. The case is still pending final resolution.

Arcos del Gourmet S.A. also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this Annual Report, the “Distrito Arcos” shopping mall continues to operate normally.

In addition, we note that Playas Ferroviarias de Buenos Aires S.A.  (a government owned corporation to which the property of the land in which the shopping center was transferred) filed an eviction proceeding against Arcos del Gourmet S.A. before the Federal Contentious Administrative Courts located in the City of Buenos Aires. On May 11, 2022, the Trial Court decided the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias de Buenos Aires S.A. to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This decision was appealed but on September 19, 2023, the Court of Appeals – Chamber V confirmed it. Subsequently, on October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. The case is still pending final resolution.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing a Constitutional Challenge that was denied, filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. As of the date hereof, the file is in the evidentiary stage.

Costa Urbana - Ex Ciudad Deportiva Boca - Convenio Urbanístico.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the (amparo) legal protection. On March 15, 2022, IRSA as well as the Government of the City of Buenos Aires -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). On March 7, 2023, Section IV of the Court of Appeals on Contentious-Administrative, Tax and Consumer Relations matters ruled in favor of IRSA and the Government of the City of Buenos Aires completely dismissing the complaint.

BCRA Proceeding

A summary initiated by the Central Bank to IRSA and its directors is based, essentially, on considering that IRSA entered into a transaction to sell securities with settlement in foreign currency (known as the purchase of the Dollar Cable). IRSA and its directors filed their defense before the Central Bank on September 6, 2023. Currently the administrative proceeding is at the stage of collection of evidence. We believe that said summary has no legal grounds since, as proven by recent evidence collected, the transaction was a purchase (and not a sale) with settlement in foreign currency. Sales of securities with settlement in foreign currency were  not included in the applicable affidavit filed by IRSA to access the MULC according to applicable legislation.

Operations Center in Israel

On September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, the Company lost control on that date.

Therefore, on November 23, 2020 all officers that were appointed by Dolphin B.V. resigned from their positions in DIC and its subsidiaries.

As of June 30, 2023, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.5 million of shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin B.V. and IRSA to the District Court in Tel- Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, claiming that Dolphin B.V. and IRSA breached a purported legally binding commitment to transfer to IDBD in two installments of NIS 70 million on September 2, 2020.

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

On December 26, 2021 IDBD filed the lawsuit against Dolphin B.V. and IRSA for the sum of NIS 140 million. According to purported claim, the defendants allegedly breached their legally binding commitment provided to IDBD on August 29, 2019 to transfer to IDBD a total amount of NIS 210 million in 3 equal installments of NIS 70 million each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim relates the second and third installments. The claim also includes a sum of NIS 3,299,433 for the interest and linkage differences from the date of the alleged breach until the date in which the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

On January 30, 2023, and on February 7, 2023, the court issued a ruling allowing IDBD to serve the   claim to the defendants out of jurisdiction and allowed Dolphin B.V. and IRSA to challenge the service and jurisdiction of the Israeli court by May 9, 2023. Therefore, Dolphin B.V. and IRSA submitted a motion to challenge the service, the jurisdiction of the Israeli court, and the applicable law.

On July 3, 2023, after a hearing held in the matter, the court ruled that the Israeli court has jurisdiction over IRSA and Dolphin, and ordered Dolphin B.V. and IRSA to submit their defense statements by October 1, 2023.              IRSA is considering to file an appeal to challenge the court’s ruling. The Management of the Company and its legal advisors consider that there are legal arguments for an eventual defense.

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

On January 19, 2021, the applicant filed an amended evidential disclosure request (the “Amended Request”). On February 11, 2021, the respondents submitted a response to the Amended Request denying the applicant’s claims, and, on February 18, 2021, the applicant submitted his response. On April 9, 2021, the court denied the Amended Request ruling that the applicant must pay the respondents’ request expenses in the amount of NIS 6,500.

On November 4 and 24, 2021, two evidence hearings were held pursuant to cross-examining the expert appointed on behalf of the applicant and the applicant himself.

On May 29, 2022, a third evidence hearing was held on the motion pursuant to which the witnesses, on behalf of the respondents, were cross-examined.

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023. The applicant submitted his response to our closing arguments on September 5, 2023. As of the date of this Annual Report the motion is pending a ruling on whether the request for filing a class action is approved.

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

On April 10, 2021, a preliminary hearing was held on the applicant’s request to receive documents of the independent committee of IDBD that was established as part of the centralization transaction. The disclosure of these documents was approved by the court in the past, but the documents were not given to the applicant after a trustee was appointed for IDBD and the documents were not in the control of the respondents (and they could not hand them to the applicant). IDBD’s trustee attended the preliminary hearing and claimed that he cannot hand over the documents until his investigation in connection with the centralization transaction is completed.

Therefore, the court ruled that IDBD’s trustee shall hand over the documents to the applicant and the respondents by September 2022, assuming that the investigation will be concluded by then. As to the date of this Annual Report, the documents have not been delivered to the applicant.

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

In the motion, the Court was requested, inter alia, to declare and to determine that the distribution and the self-purchases did not fulfill the profit test (a test which constitutes a condition for a distribution in accordance with section 302 of the Companies Law, 5759-1999), and that they constitute a prohibited distribution, and to order the respondents to compensate DIC for the damages which it has incurred due to the prohibited distribution, with the damages allegedly caused by the respondents being estimated at a total of NIS 140 million. The Court was also requested to order Dolphin IL to repay to DIC the dividend amount which it received in the distribution, in the amount of NIS 85 million (in accordance with its rate of holding in DIC). In January 2021 the Motion was denied by the Court, and thereafter in March 2021 an appeal was filed by the plaintiff to the Supreme Court, with a hearing scheduled for December 27, 2022. On April 27, 2023 the Supreme Court rejected the appeal and ruled that in the case of the distribution of dividends of January 2019 does not support or justify a claim against the members of the board of directors.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment and refers to our unconsolidated dividends. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2023	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2023	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2019 (2)	—	—	—	—
2020 (3)	—	—	—	—
2021 (4)	—	—	—	—
2022	—	—	—	—
2023 (5)	34,778	43.38	26,240	32.72

________________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.

(2)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.01109 shares of IRSA CP per share of IRSA.

(3)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.004046 shares of IRSA CP per share of IRSA.

(4)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.002614 shares of IRSA CP per share of IRSA.

(5)

Includes cash dividends paid on: (i) November 8, 2022, for a total amount of ARS 4,340 million or ARS 5.41 per share, and (ii) May 5, 2023, for a total amount of ARS 21,900 million or ARS 27.31 per share (stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting).

On October 5, 2023, the Extraordinary General Shareholders’ Meeting and the Board of Directors approved a cash dividend of ARS 64,000,000,000, charged to the year ended on June 30, 2023, equivalent to 884.687833212% of the stock capital with collection right represented by a total of 723,419,014 shares, each of which has a nominal value of ARS 10.00. For more information see: “Recent Developments— General Ordinary Shareholders’ Meeting” and “Recent Developments—Cash dividend payment”.

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

Our common shares are listed on the ByMA and our GDSs in the NYSE.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F, and the provisions of applicable Argentine Law.

On April 12, 2021, the Company announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1.00 of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

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

As of June 30, 2023, the capital stock was 811,137,457 ordinary shares and there were 79,709,301 warrants outstanding.

On April 27, 2023, the Company held the Ordinary and Extraordinary General Shareholders’ Meeting, resolving, among other issues, the increase in the capital stock through the partial capitalization of the issue premium and the consequent issue of ordinary shares for the amount of 6,552,405,000 to be distributed among shareholders who hold shares on the date of settlement, in proportion to their holdings. Additionally, it was approved by a majority of votes to amend the seventh article of the Company’s bylaws, where it modifies the nominal value of the shares from ARS 1.00 to ARS 10.00 each and with the right to one vote per share. On September 13, 2023, we announced that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, each with a nominal value of ARS 1.00 and one vote per share, for the amount of 736,354,245 book-entry common shares, each with a nominal value of ARS 10.00 and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with a nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with a nominal value of ARS 10.00. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation. Also, regarding the GDS holders, we instruct the GDS Depositary to process the reverse split, at the same rate as mentioned above for the ADR program, effective as of October 3, 2023. It is reported that the Company share capital after the indicated operations amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share. For more information see “Recent Developments – Change in the total amount of shares and its nominal value.”

In May 2021, 80 million options were issued that will entitle the holders thereto to acquire additional new shares. As of June 30, 2023, there were 79,709,301 warrants outstanding. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company had been modified as a result of the payment of the cash dividend, distributed May 5, 2023, being the ratio of 1.1719 shares per option and the price USD 0.3689 per share. As a subsequent event, on September 14, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company had been modified as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) the change of the nominal value of the ordinary shares from ARS 1.00 to ARS 10.00, which was informed in September 13, 2023, being the current ratio 1.0639 shares with nominal value ARS 10.00 per option and a price of USD 0.4063 per share, for more information see “Recent Developments – Warrants – Modification on Ratio and Price.”

On September 29, 2023, we reported that between September 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares. Therefore, 63,039 options were exercised, which resulted in 67,061 shares of common stock with nominal value ARS 10.00 being issued. After the exercise of these warrants, the number of shares increased from 736,354,245 to 736,421,306 common stock with nominal value ARS 10.00, the capital stock of the Company increased from 7,363,542,450 to 7,364,213,060, and the new number of outstanding warrants reduced from 79,709,301 to 79,646,262. For more information see “Recent Developments – Warrants exercise.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2023, there were approximately 12,905 holders of our common shares.

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

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine Government enacted the CML, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the CML. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies the CML, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the CML as amended by Law No. 27,440.

The CML, as currently in effect, sets forth, the following key goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the CML, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the PEN is maintained through the Argentine Ministry of Economy, which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the CML.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository based in Argentina. Currently the only depositary authorized to act in accordance with the CML and CNV Rules is Caja de Valores, a corporation owned by ByMA which provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the CML introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the LGS. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the LGS; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA (1)

	As of June 30,
	2023	2022
Market capitalization (in billions of ARS)	18,529.9	4,379
Average daily trading volume (2) (in millions of ARS)	9,575	1,299
Number of listed companies (3)	81	83

___________________

(1)	Reflects Merval historical data.

(2)	During the month of June.

(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2023, approximately 81 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 22.9% increase in 2020, a 63.0% increase in 2021 and 142.0% increase in 2022. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Pursuant to article 4 of our bylaws our purpose is to perform the following activities:

•	Invest, develop and operate real estate developments;

•	Invest, develop and operate personal property, including securities;

•	Construct and operate works, services and public property;

•	Agency activities;

•	Manage real or personal property, whether owned by us or by third parties;

•	Build, recycle, or repair real property whether owned by us or by third parties;

•	Advise third parties with respect to the aforementioned activities;

•	Finance projects, undertakings, works and/or real estate transactions of third parties;

•	Finance, create, develop and operate projects related to the Internet.

Board of Directors

Voting on proposals in which directors have material interest

•	shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;

•	shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;

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

Nevertheless, Section 272 of the Argentine Corporations Law provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the Board of Directors and the supervisory committee and abstain from voting in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

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

Dividend rights

The Corporations Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statement approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with the right to vote at the meeting.

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

Under the applicable CNV Rules, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within 90 days of approval in the case of dividends distributed as shares. Under our by-laws, the right to receive payment of dividends expires three years after the date on which they were made available to shareholders.

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

Regardless of the term for dividend’s payment established by CNV, regulations enacted by the BASE set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

Voting rights and staggered elections

Our stock capital is composed by book-entry common shares with face value of ARS 10.00 per share and entitled to one vote each. All directors and alternate directors are elected for a three-year term.

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

Provisions related to a shareholder’s ownership of certain amount of common shares

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our common shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our common shares, except for:

•	acquisitions by persons holding or controlling common shares or convertible securities in accordance to CML, notwithstanding the provisions of the CNV; and

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

In general, the following matters can be considered only at special shareholders’ meeting (Asamblea Extraordinaria):

•	matters that may not be approved at an ordinary shareholders’ meeting;

•	the amendment of our by-laws;

•	reductions in our share capital;

•	redemption, reimbursement and amortization of our shares;

•	mergers, and other corporate changes, including dissolution and winding-up;

•	limitations or suspensions to preemptive rights to the subscription of the new shares; and issuance of debentures and bonds that do not qualify as notes (obligaciones negociables).

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. Through Resolution No. 789/2019, currently incorporated to CNV’s rules, ruled out the requirement of registration for foreign companies under Section 118 (branches) and 123 (foreign companies only acting as shareholders) of the Argentine General Corporation Law. After the referred resolution was enacted the registration procedure is no longer required for foreign companies acting as shareholders of local companies whose securities are publicly offered. In lieu of those requirements, any foreign shareholder which is an entity shall properly exercise its voting rights through a representative duly empowered without any additional registration requirement. The definition of representative includes: (i) the legal representative duly registered in Argentina pursuant to Sections 118 or 123 of the Argentine General Corporation Law; (ii) the attorney-in-fact duly authorized through a proxy by the legal representative in Argentina under the provisions set forth in of Section 239 of the Argentina General Corporation Law; (iii) the attorney-in-fact duly authorized through a proxy granted in Argentina by a person entitled to grant a proxy under the laws of his country of origin, pursuant the provisions set forth in of Section 239 of the Argentina General Corporation Law; or (iv) the attorney-in-fact duly authorized by a proxy granted overseas by authorized person, under the law of the country of origin. In this case, the proxy shall be legalized abroad and apostilled pursuant to the provisions of the Hague Convention for foreign documents or legalized by the Ministry of Foreign Affairs and translated by a public translator in Argentina.

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

On November 14, 2014, the shareholder’s meeting decided to amend the following sections of the by-laws: (i) Section First in order to comply with the CML, and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies. Section First was approved in the shareholder’s meeting on October 31, 2014 and Section Twenty-Four was approved in the shareholder’s meeting on October 31, 2016. Such amendment is attached hereto of Exhibit 1.4 to this Annual Report.

On the shareholder’s meeting held on October 29, 2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders’ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Ninth, adapting the wording of such section to the new regulations applicable to the Tender Offers Law No. 26,831, as amended; (iii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iv) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending approval by the Public Registry of the City of Buenos Aires.

At the shareholder’s meeting held on December 12, 2019 our shareholders decided to amend the following section of the by-laws in order to increase the maximum number of members of the board of directors: (i) Section Twelve increasing to sixteen the regular members of the board of directors.

At the shareholder’s meeting held on December 21, 2021 our shareholders decided to amend the following section of the by-laws in order to reduce the maximum number of members of the board of directors: (i) Section Twelve reducing to fifteen the regular members of the board of directors.

On the shareholder´s meeting held on October 28, 2022, it was informed that the CNV issued Resolution No. 939/2022, which incorporates to the CNV Rules the possibility that public entities hold shareholders’ meetings and board meetings remotely, effective as from January 1, 2023. Within this framework, and without prejudice to the authorization to hold remote shareholders’ meetings and board meetings set forth in the Company’s bylaws, certain requirements must be followed regarding the signing of corporate books and the issuance of authorizations to the Supervisory Committee and the Audit and Executive Committees, which is also provided for in the bylaws. In view of the aforementioned background, the amendment of articles Sixteen (Board meetings), Twenty-Second (committees) and Twenty-Third (Supervisory Committee) of the Company’s bylaws was approved.

At the shareholders’ meeting held on April 27, 2023, our shareholders resolved to amend section seven of our bylaws in order to modify the par value of the shares from ARS 1.00 to ARS 10.00.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments, and Our Indebtedness.

D. Exchange Controls

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On December 27, 2019, the Argentine Government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019.

At present, foreign exchange regulations are included in the Consolidated Text on Foreign Trade and Exchange issued by the Central Bank pursuant Communication “A” 7,442 as supplemented (“Consolidated Text on Foreign Trade and Exchange”).

A brief summary of the exchange control regulations in force as of the date of this Form Annual Report is set forth below.

For more information see – (Risk Factors – Risk related to Argentina - Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability to collect capital and interest payments in connection with corporate bonds issued by Argentine companies.)

Exports of Goods

As a general rule, exporters of goods must repatriate, and settle in Pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019, within different deadlines, depending on certain factors (nature of goods, relationship between exporter and importer, etc.). In certain cases (e.g. certificate of increase of exports against 2020, projects falling under the Investment Promotion Regime for Exports set out by the Executive Order 234/21, etc.) exporters have greater access to the foreign exchange market.

Regardless of the applicable deadline, such proceeds must be repatriated and settled in Pesos through the foreign exchange market within a 5 business day term upon collection.

Executive Decree No. 378/2023, which was published in the Official Gazette on July 24, 2023, reinstates the Export Increase Program created by Decree 576/2022 for those exporters that, in accordance with Chapter II of Decree No. 194/2023 (Export Increase Program for Regional Economies), convert the proceeds from their exports of goods until August 31, 2023.

The Central Bank has issued Communication “A” 7813, which provides for the mechanisms so that the counter-value of these exported goods, including the cases of pre-financing and/or post-financing of exports from abroad or a liquidation advance, is perfected at ARS 340 per U.S. dollar.

Proceeds from exports settled at ARS 340 must be applied to the payment of export duties mentioned in Section 14 of Decree No. 194/2023.

Sale of Non-Financial Assets

Proceeds in foreign currency from the sale of non-financial assets must be repatriated and settled in Pesos in the foreign exchange market within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Exports of Services

Exporters of services must repatriate, and settle in Pesos through the foreign exchange market, the proceeds from their exports within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts, with limited exceptions.

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

(i)

The funds disbursed have been repatriated and converted into ARS in the exchange market. This requirement is not applicable to certain exceptions, including, but not limited to, (a) any funds disbursed before September 1, 2019; and (b) any external financial indebtedness incurred as of September 1, 2019 that does not have disbursements for being a refinancing of financial debts that would have had access to the foreign exchange market under the applicable regulations, to the extent that the new indebtedness’ maturity date is not earlier than the maturity date of the original,

(ii)	The debt is registered in the Survey of External Assets and Liabilities.

(iii)	Access to the exchange market occurs on a date that is not earlier than 3 (three) business days before the date of maturity of the applicable principal or interest payment, with some exceptions.

Communication “A” 7626 of the Central Bank, dated October 28, 2022, determines that the clients may access the foreign exchange market to perform payments of capital related to foreign financial indebtedness as long as the following conditions are met:

                a) the foreign financial indebtedness is originated as a result of a refinancing executed from August 27, 2021 onwards with the creditor for commercial indebtedness related with import of goods and services, including indebtedness with related counterparties, when: (i) it has originated in the import of goods whose custom’s entry registration has taken place at least 180 calendar days before the refinancing, and (ii) it is the result of an obligation for a service rendered at least 180 calendar days before the refinancing or derived from an agreement executed with an equivalent advance.

b) the new foreign financial indebtedness has an average life not inferior to 2 (two) years and does not register capital maturities at least for 3 (three) months after the execution of the refinancing. In the event that the refinanced commercial indebtedness falls under the scope of a requisite that establishes a minimum term to access the foreign exchange market, it will not be possible to access the latter to perform payments of the capital under the new financial indebtedness as long as such term is met. If the refinanced indebtedness has not matured completely, the average life of the new indebtedness must be at least 2 (two) years greater than the average life of the outstanding financial indebtedness.

                c) The financial entity has an affidavit belonging to the client in which the latter states that regarding the year in progress, the client has not accessed the MULC for a sum superior to the equivalent of USD 20 million to perform payments of capital related to foreign financial indebtedness.

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

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank reporting regime established through Communication “A” 6,401, if applicable.

Outgoings

Outflow of funds

Consolidated Text on Foreign Trade and Exchange provides for prior approval of the Central Bank in order to carry out any outflow of funds, unless the clients submit several affidavits related to (i) foreign currency holdings and liquid external assets; (ii) own and controlling and/or related company’s securities transactions (blue chip swap, “dolar MEP”, etc.); (iii) economic benefits granted by the State; and (iv) delivery of funds in local currency or local assets (except funds in foreign currency deposited in local financial entities) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, in a manner directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad.

Thus, Consolidated Text on Foreign Trade and Exchange provides for the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

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

Indeed, for access to the Foreign Exchange Market, an affidavit is required, among others, stating that they have not made sales of securities through the settlement of foreign currency, nor their transfer to deposit institutions abroad, nor exchanged securities for other foreign liquid assets, nor purchased securities in the country with Pesos, nor have obtained Cedars or securities representing private debt issued in foreign jurisdiction, within 180 (one hundred and eighty) calendar days prior to access to the Exchange Market (for transactions involving securities issued under Argentinian law the applicable term remains 90 calendar days); and also that the applicants undertake not to carry out said operations during the following 180 (one hundred and eighty) calendar days (for transactions involving securities issued under Argentinian law the applicable term remains 90 calendar days)and; (ii) have not delivered local currency funds or local assets (except foreign currency funds deposited in other local financial institutions) to any person or legal entity, resident or non-resident, related or not, that they receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, during foreign assets, crypto assets or securities deposited abroad, within the 180 (one hundred and eighty) calendar days prior to access to the Foreign Exchange Market; and also that the applicants undertake not to carry out said transactions during the following 180 (one hundred and eighty) calendar days. On September 28, 2023, the Central Bank issued Communication “A” 7852, which contemplates some specific situations in which transactions with such securities will not be deemed as a violation of the affidavit above mentioned.

On May 11, 2023, the Central Bank issued Communication “A” 7,766, further amended, which establishes that, as of May 12, 2023, the detail of legal entities conforming the same economic group must be provided together with the detail of the direct controlling individuals or legal entities, indicating if they have delivered funds in local currency or other liquid local assets in Argentina within the last 180 calendar days. There are some situations in which this statement is not requested.

Companies sharing a control relationship of the type defined in points 1.2.1.1 and 1.2.2.1 of the Ordinance on “Large risks” are to be considered as members of the same economic group. Likewise, in order to determine the existence of a direct control relationship, the types of relationships provided for in point 1.2.2.1 of the aforementioned “Large Exposures to Credit Risk” Ordinance must be considered.

Likewise, and by virtue of the provisions of Communication “A” 7772 of the BCRA dated May 19, 2023, the aforementioned may be deemed to be complied with by the entity if the customer submits a sworn statement in which it certifies that during the periods described above it did not deliver in the country funds in local currency or other liquid local assets to any person or legal entity, except for those directly associated with regular transactions within the framework of its business activity.

For those cases in which the client did not submit the aforementioned sworn statement, it may submit a sworn statement in which it declares that it has not delivered in the country funds in local currency or other local liquid assets to any human or legal person (including direct controllers and members of the economic group) in which it states that (i) within the term set forth in the Ordinance, it has not entered into and will not enter into the transactions contemplated; and (ii) that in the previous 180 calendar days it has not received in the country any funds in local currency or other liquid assets, except those associated with regular transactions, which have come from the client or from any of the reported human or legal persons, direct controllers and members of the economic group to whom funds have been delivered; or it may submit the sworn statements of the persons, whether human or legal persons, direct controllers or members of the economic group that received funds.

On the other hand, on August 14, 2023, by means of General Resolution 971/23 of the CNV, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of one hundred thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous fifteen days, and a commit not to do so within fifteen subsequent calendar days.

On September 7, 2023, the BCRA issued Communication “A” 7838, by means of which it provided that the sworn statements set forth in points 3.8.4., 3.16.3.1 and 3.16.3.2 of the Consolidated Text on Foreign Trade and Exchange regulations refer to the transactions carried out directly or indirectly or on behalf of and to the order of third parties of the securities transactions included in said points. Despite the fact that Communication “A” 7838 has a brief and vague text as to what it expresses, on September 7, 2023 the BCRA issued a Communiqué that goes beyond the provisions of Communication “A” 7838, since it urges the entities to require their clients to sign a sworn affidavit  which content does not arise from Communication “A” 7838, stating that their shareholders and directors did not carry out transactions with securities.

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

No sales of securities with settlement in foreign currency may be executed in Argentina, and such securities may not be transferred to foreign depositaries or exchanged for other external assets, by persons that were granted with certain benefits (beneficiaries of refinancings contemplated under Section 2.1.1. of the regulations on “Financial services under the scope of the health emergency ordered by Decree No. 260/2020. Coronavirus (Covid-19”, etc.).

Pursuant to general resolution 979/2023, the CNV established that the minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) is set to:

(i)	five business days for securities issued under foreign law; and

(ii)	one business day for securities issued under Argentinian law.

These terms are applicable to sales transactions of marketable securities with settlement in foreign currency and in foreign jurisdiction, as well as to sales transactions of marketable securities with settlement in foreign currency and in local jurisdiction.

This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to one or three business days, as the case may be.

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

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently. The Anti‑Money Laundering Law created the Financial Information Unit, or “UIF,” which is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

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

The UIF analyzes the information it receives and informs the Public Prosecutor as to whether it should carry out any investigations. Once the information is received, the UIF may request additional information and undertake any action it deems useful for the fulfillment of its functions. In the context of the analysis, respondents may not rely on bank, tax, stock or professional secrecy, or contractual confidentiality commitments to oppose a request for information from the UIF. Once the analysis is completed, the UIF is empowered to (i) receive voluntary declarations, which in no case may be anonymous, (ii) require the collaboration of all State information services, which are required to provide it in the terms of the current procedural regulations, (iii) request the Public Prosecutor’s Office to require the competent judge to resolve the suspension of execution of any transaction, (iv) request the Public Prosecutor’s Office to require search warrants it deems useful for the investigation, (v) request the Public Ministry to manage all the legal means necessary to obtain information from any source or origin, and (vi) apply sanctions.

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

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised CML and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine Government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Argentine Ministry of Economy and Finances. Nowadays, as a result of the reorganization of said ministry, the UIF depends on the Argentine Ministry of Economy. For its part, the UIF issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called “know your client”) to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

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

On February 1, 2023, Resolution No. 14/2023 was published in the Official Gazette, which aims to establish the minimum requirements for the identification, assessment, monitoring, management and mitigation of money laundering and terrorist financing risks that the obligated subjects included in article 20 sections 1 and 2 of Law No. 25,246 must adopt and apply, in accordance with their policies, procedures and controls, in order to avoid the risk of being used by third parties with criminal objectives of money laundering and terrorist financing. Such resolution repealed Resolution No. 30E/2017 of the UIF without effect.

On May 10, 2023, Resolution No. 78/2023 was published in the Official Gazette, which amended the regulatory framework issued with respect to the obligated subjects included in article 20 sections 4 and 5 and those of section 22 that have the role of Financial Fiduciaries of Law No. 25,246 in order to adapt the obligations that they must comply with to manage and mitigate money laundering and terrorism financing risks, in accordance with the standards, good practices, guides and international guidelines currently in force, pursuant to the Recommendations issued by the Financial Action Task Force. This resolution repealed Resolution No. 21/2018 of the UIF.

Finally, on May 17, 2023, Resolution No. 84/2023 was published in the Official Gazette, which updates the thresholds established for the different regulated sectors in order to improve the effectiveness of the anti-money laundering and terrorist financing prevention system and update the regulations applicable to each sector. Therefore, an automatic updating mechanism of the thresholds was established, adopting as parameter the minimum salary set by the “Consejo Nacional del Empleo, la Productividad y el Salario Minimo, Vital y Movil”, in force as of December 31 of the previous calendar year and as of June 30 of the current calendar year, as applicable.

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

Distributions on Common Shares or GDSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or GDSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the GDS Depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or GDSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our GDSs to U.S. Holders will be potentially eligible for these reduced tax rates. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by GDSs currently meet the conditions required for these reduced tax rates. There also can be assurance that our GDSs will be considered readily tradable on an established securities market in the United States in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “—Passive Foreign Investment Company” below). Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued United States Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A recent notice from the Internal Revenue Service (“IRS”) indicates that the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations and also allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations for taxable years ending on or before December 31, 2023 (the notice also indicates that the Treasury and the IRS are considering whether, and under what conditions, to provide additional temporary relief for later taxable years). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Distributions of our common shares or GDSs that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2023, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our common shares or GDSs in any year in which we are classified as a PFIC.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale or other disposition of the common shares or GDSs in a year that we are a PFIC will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

Your adjusted tax basis in our common shares or GDSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or GDSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed above), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or GDSs that is subject to Argentine income tax, you may not be able to benefit from a foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations (if applicable), any such Argentine income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Argentine income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or GDSs. You are urged to consult your tax advisors regarding the tax consequences if Argentine income tax is imposed on a disposition of common shares or GDSs, including the effect of the Foreign Tax Credit Regulations (including, as discussed above, the possible deferral of many aspects thereof for taxable years ending on or before December 31, 2023) and the availability of the foreign tax credit under your particular circumstances.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine TAP, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or GDSs and the proceeds from the sale, exchange or other disposition of our common shares or GDSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

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

Taxation of Dividends

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31, 2020), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2021 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders.  On June 16, 2021, Law No. 27,630 was published in the Official Gazette, whereby amendments were introduced to the corporate income tax.  Pursuant to this law, dividends will be taxed at 7%, also on profits accrued in fiscal years starting January 1, 2021, and onwards.

No dividend withholding tax applies if dividends are distributed to the Argentine corporate entities required to assess the dividend withholding tax.

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

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	14,301,209.21	0.00	25	0.00
14,301,209.21	143,012,092.08	3,575,302.30	30	14,301,209.21
143,012,092.08	forward	42,188,567.16	35	143,012,092.08

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

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or GDSs is not subject to VAT. Dividend distributions are not levied with VAT either.

Tax on Personal Assets

Argentine entities, such as us, have to pay the TAP corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.50% for fiscal years starting in 2019, inclusive. Notwithstanding the foregoing, the tax shall not be paid if it is equal to or less than ARS 255.75. The tax is levied on the proportional net worth value (“valor patrimonial proporcional” in Spanish), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

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

PAIS Tax (“Impuesto para una Argentina inclusiva y solidaria”).

On December 23, 2019, the Argentine Government enacted Law 27,541. Among the changes implemented, this tax reform law established a new tax on certain purchases of foreign currency (“Impuesto PAIS” in Spanish), including (i) purchases of foreign currency without a specific purpose by Argentine residents, (ii) purchases of goods or services from abroad or purchases by Argentine residents abroad through credit or debit cards, and (iii) purchases made online through portals or virtual websites in foreign currency.

Under those rules, both Argentine individuals and entities performing taxable purchases were subject to the tax at a 30% rate, except for the purchase of digital services, which were taxed at an 8% rate.

Decree No. 377/2023 extends the application of PAIS tax to the acquisition of foreign currency in accordance with the following rules: (i) services acquired from abroad or services rendered by foreign residents in Argentina included in Appendix II of the Decree (technical, legal, accounting, managerial services in general, charges for the use of intellectual property, advertising, engineering, audiovisual services, among others) will be subject to a 25% tax rate; (ii) freight and other transportation services for import and export of goods will be subject to a 7.5% tax rate; and (iii) imported goods will be subject to a 7.5% tax rate, with some exceptions.

The acquirer is responsible for paying the tax, but entities authorized by the Central Bank to operate in the foreign exchange market shall act as collection and liquidation agents.

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

ITEM 12. Description of Securities Other than Equity Securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

On May 12, 2021, we issued an aggregate of 80,000,000 warrants to purchase 80,000,000 of our common shares and will expire on May 12, 2026. Each warrant will be exercisable only if the common share rights or GDS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and Buenos Aires, Argentina) and on their expiration date.

The exercise price and number of common shares issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including for stock splits, stock dividends, reclassifications and combinations, among others.

Each warrant entitled its holder to purchase one common share and the exercise price of the warrants was USD 0.432. On November 16, 2022, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on November 8, 2022, being the Ratio of 1.0442 shares per option and a price of USD 0.414 per share. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on May 5, 2023, being the current Ratio of 1.1719 shares per option and a price of USD 0.3689 per share. As a subsequent event, on September 14, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an the changing the nominal value of the ordinary shares from ARS 1 (one Peso) to ARS 10 (ten Pesos), which was informed in September 13, 2023, being the current Ratio of 1.0639 shares with nominal value ARS 10.00 per option and a price of USD 0.4063 per share, for more information see “Recent Developments – Warrants – Modification on Ratio and Price.”

The warrants are available for trading on ByMA and NYSE under the tickers IRS2W and IRSWS, respectively.

As of the date of this Annual Report, there are 79,646,262 warrants outstanding.

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the GDSs (the “GDS Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering GDSs for the purpose of withdrawal. The Depositary also collects taxes and governmental charges from the holders of GDSs. The Depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on our common share register or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD 5.00 or less per 100 GDS (or portion), (6) a fee of USD 0.02 or less per GDS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of GDS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

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

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2023. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2023.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2023 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16. A. Audit Committee Financial Expert

Pursuant to the former applicable rules regarding the Capital Markets Law (formerly the Transparency Decree) and the applicable Rules of the CNV at such moment, our Board of Directors has established in May 2004 an Audit Committee. The main functions of the Audit Committee are to assist the Board of Directors in performing their duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, according to the applicable regulations, we may request our Audit Committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

As from December 12, 2019, our Board of Directors appointed the members of the Audit Committee which are Oscar Pedro Bergotto, Liliana Luisa De Nadai and Maria Julia Bearzi, all of them as independent members. María Julia Bearzi is the financial expert in accordance with the relevant SEC rules. We have a fully independent Audit Committee as per the standard provided in Rule 10 (A)-3(B) (1).

ITEM 16. B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website www.irsa.com.ar. In 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report and we will post it on our website.

ITEM 16. C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2023 and 2022, we were billed a total amount of ARS 149.2 million and ARS 59.8 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2023 and 2022 we were billed a total amount of ARS 13.3 million and ARS 5.1 million for professional services rendered by our principal accountants.

Tax Fees

During the fiscal years ended June 30, 2023 and 2022, we were billed a total amount of ARS 8.6 million and ARS 0.3 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2023 and June 30, 2022 no fees related to other services were billed by our principal accountants.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services and fees provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•	Consider the professional experience and the adequacy of the external auditors’ work to international standards and the criteria they adopt to ensure their independence from the Company.

During the fiscal year, the Audit Committee carries out the following:

•	Analyzes the professional services that the external auditor would provide to the Company, evaluating the type of service and the corresponding fees, to maintain the independence principle of the external auditor with the company. Acording to the result of the analysis, the services arepre-approved by the Audit Committee.

•	Reports the fees invoiced by the external auditor during the year, separating them for accounting audit services and for other special services not included in the former.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

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

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
03/15 – 03/31/2022	339,622	96.83	—	—	339,622	967.1
04/01 – 04/30/2022	408,902	98.08	—	—	408,902	927.0
05/01 – 05/31/2022	438,704	96.29	—	—	438,704	884.8
06/01 – 06/30/2022	2,621,244	88.94	—	—	2,621,244	651.6
07/01 – 07/31/2022	2,607,793	105.06	—	—	2,607,793	377.6
08/01 – 08/31/2022	2,079,358	122.76	—	—	2,079,358	122.4
09/01 – 09/21/2022	924,000	127.11	—	—	924,000	4.9
Total	9,419,623	105.64	—	—	9,419,623

______________

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.

In addition, on June 15, 2023, our Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2023 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV, for a maximum amount of the investment up to ARS 5,000 million. Such repurchases will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of October 19, 2023, we having repurchased a total of 4,532,583 shares for the 2023 Plan, representing approximately 42.23% of the approved program and 0.6% of the share capital.

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
06/15 – 06/30/2023	1,263,435	400.24	—	—	1,263,435	4,494.3
07/01 – 07/31/2023	2,871,301	414.78	—	—	2,871,301	3,303.4
08/01 – 08/31/2023	474,226	420.21	—	—	474,226	3,104.1
Total As of August 31, 2023	4,608,962

Amount adjusted (3)	4,184,037				4,184,037
09/01 – 09/30/2023	9,597	571.12	—	—	9,597	3,098.6
10/01 – 10/19/2023	338,949	620.29	—	—	338,949	2,888.4
Total	4,532,583	465.88	—	—	4,532,583
_________________

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.
(3)

On September 13, 2023, we announced that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, each with a nominal value of ARS 1.00 and one vote per share, for the amount of 736,354,245 book-entry common shares, each with a nominal value of ARS 10.00 and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with a nominal value of ARS 1.00 shall be exchanged for 0.907804514 new shares with a nominal value of ARS 10.00. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation. Also, regarding the GDS holders, we instruct BNYM to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023. It is reported that the Company share capital after the indicated operations amount to ARS 7,363,542,450 represented by 736,354,245 book-entry common shares with a nominal value of ARS 10.00 each and one vote per share. For more information see “Recent Developments – Change in the total amount of shares and its nominal value”. Figures adjusted according to the ratio of exchange and have been rounded and may vary slightly with the total final figures of shares repurchased.

During October 2023, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 5, 2023, decided the distribution among the shareholders, on a pro rata basis, of 12,644,273 common shares repurchased.

As of June 30, 2023, we own our shares in an amount equal to 1.5% of our capital stock, and as of October 19, 2023, and assuming the distribution of 12,644,273 common shares repurchased, we own our shares in an amount equal to 0.3% of our capital stock.

ITEM 16. F. Change in Registrant’s Certifying Accountant

This section is not applicable.

ITEM 16. G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, Capital Markets Law Nº 26,831 and CNV Rules, as well as by our bylaws. We have securities that are registered with the SEC and are NYSE, and are therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

We follow Argentine law which does not require that a majority of the Board of Directors be composed of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an Audit Committee of at least three members, the majority of which must be independent pursuant to the criteria established by CNV Rules

Section 303A.02 This section establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required to express an opinion with regard to the independence or lack of independence, on a case by case basis, of each individual director.

CNV standards for purposes of identifying an independent director are substantially similar to NYSE’s standards. CNV standards provide that independence is required with respect to the company itself and to its shareholders with direct or indirect material holdings (15% or more). To qualify as an independent director, such a person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director must to report at the meeting whether or not such director is independent.

Section 303A.03 Non-management directors must meet at regularly scheduled executive meetings not attended by management.

Neither Argentine law nor our by-laws require that any such meetings be held.

Our Board of Directors as a whole is responsible for monitoring the company’s affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of a company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring legal compliance by a company under Argentine law and compliance with its by-laws. In addition, under Argentine Law, the Board of Directors must meet at least quarterly provided, however, that the Chairman or his substitute may call a meeting whenever it is deemed advisable or at the request of any Board member.

Section 303A.05(a) Listed companies shall have a “Compensation Committee” composed entirely of independent directors.

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

In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the Board of Directors, the majority of which shall be independent pursuant to the criteria established by the CNV. Under CNV’s rules, unless otherwise provided by the bylaws, the Audit Committee shall be appointed by the issuer’s board of directors, by a simple majority of its members, from among the members of the body who possess expertise in business, financial, or accounting matters. The requirements for being an Audit Committee member under CNV’s rules are not restricted to financial knowledge as outlined by Section 3030a.07(a). However, our Audit Committee has a financial expert. The committee creates its own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

ITEM 16. H. Mine Safety Disclosures

This section is not applicable.

ITEM 16. I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-90

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

2.3 (20)

Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of July 8, 2022, pursuant to which USD 171,202,815 of 8.750% Senior Notes due 2028 were issued.

2.4

First Supplemental Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of December 30, 2022.

4.1 (2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2 (4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3 (5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4 (6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5 (7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6 (8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7 (9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8 (10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9 (11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10 (12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.

Exhibit No.	Description of Exhibit
4.11 (13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12 (14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13 (15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14 (16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15 (17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2020.
4.16 (19)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and Cresud, dated June 30, 2021.
4.17 (20)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
4.18	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 14, 2023.
8.1	List of Subsidiaries.
11.1 (3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of independent appraiser Newmark.
99.2	Summary of investment properties by type as of June 30, 2023 (in accordance with Regulation S-X 12-28 (1)).

_________________

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 16, 2020.
(18)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on May 26, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2021.
(20)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: October 19, 2023	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

i

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2023, including the related notes and the summary of investment properties by type as of June 30, 2023 listed in the index appearing under Item 19 (Exhibit No 99.2)  (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 31% of the Company’s AR$ 570,010 million in investment properties at June 30, 2023. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining Weighted Average Cost of Capital (“WACC”) discount rates and future projected income based on estimates of macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination WACC discount rates and future projected income based on estimates of macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of Level 3 investment properties valued using a discounted cash flows method, including controls over the Company’s methods, significant assumptions used and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values for all significant assumptions and comparison of management’s estimate to the independently developed ranges. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating management’s assumptions related to future behavior of certain macroeconomic variables, such as inflation, exchange rates and gross domestic product, and independently developing the WACC discount rate assumption.

/s/PRICE WATERHOUSE & Co. S.R.L
(Partner)
/s/ Carlos Javier Brondo Buenos Aires, Argentina October 19, 2023

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
ERSA	Emprendimiento Recoleta S.A.
FACPCE	Argentine Federation of Accountant
Fibesa	Fibesa S.A.
FPC	Collective promotion fund
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Interpretations Board
IDBD	IDB Development Corporation Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
PAMSA	Panamerican Mall S.A.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Tandanor	Tandanor S.A.C.I.y N.
TGLT USA	TGLT S.A. United States of America

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Financial Position

as of June 30, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2023	06.30.2022
ASSETS
Non-current assets
Investment properties	9	570,010	632,284
Property, plant and equipment	10	10,148	17,225
Trading properties	11,25	6,035	6,556
Intangible assets	12	7,945	7,284
Right-of-use assets	13	2,935	2,678
Investments in associates and joint ventures	8	37,073	34,782
Deferred income tax assets	21	860	164
Income tax credit		21	52
Trade and other receivables	14,15	4,437	9,348
Investments in financial assets	14	1,922	1,848
Total non-current assets		641,386	712,221
Current assets
Trading properties	11,25	144	416
Inventories	25	331	269
Income tax credit		729	116
Trade and other receivables	14,15	25,875	23,349
Investments in financial assets	14	34,412	39,753
Cash and cash equivalents	14	8,735	27,543
Total current assets		70,226	91,446
TOTAL ASSETS		711,612	803,667
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		364,945	342,457
Non-controlling interest		22,330	23,443
TOTAL SHAREHOLDERS’ EQUITY		387,275	365,900
LIABILITIES
Non-current liabilities
Borrowings	14,20	67,324	28,138
Lease liabilities		2,643	2,475
Deferred income tax liabilities	21	167,251	212,541
Trade and other payables	14,18	9,838	7,668
Provisions	19	5,919	423
Salaries and social security liabilities		90	200
Total non-current liabilities		253,065	251,445
Current liabilities
Borrowings	14,20	40,617	132,974
Lease liabilities		374	172
Trade and other payables	14,18	25,605	18,376
Income tax liabilities		1,053	32,591
Provisions	19	844	427
Derivative financial instruments	14	6	34
Salaries and social security liabilities		2,773	1,748
Total current liabilities		71,272	186,322
TOTAL LIABILITIES		324,337	437,767
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		711,612	803,667

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2023	06.30.2022	06.30.2021
Revenues	23	89,285	69,168	45,880
Costs	24,25	(30,804)	(26,119)	(23,204)
Gross profit		58,481	43,049	22,676
Net (loss) / gain from fair value adjustment of investment properties	9	(49,145)	29,427	(27,469)
General and administrative expenses	24	(19,319)	(11,377)	(10,667)
Selling expenses	24	(4,511)	(4,822)	(5,267)
Other operating results, net	26	(7,195)	131	(304)
(Loss) / profit from operations		(21,689)	56,408	(21,031)
Share of profit / (loss) of associates and joint ventures	8	2,622	(764)	(15,483)
(Loss) / profit before financial results and income tax		(19,067)	55,644	(36,514)
Finance income	27	825	998	1,276
Finance costs	27	(13,876)	(19,818)	(25,800)
Other financial results	27	14,264	38,357	41,424
Inflation adjustment	27	14,323	6,012	(5,109)
Financial results, net		15,536	25,549	11,791
(Loss) / profit before income tax		(3,531)	81,193	(24,723)
Income tax expense	21	64,517	(5,971)	(76,617)
Profit / (loss) for the year from continuing operations		60,986	75,222	(101,340)
Loss for the year from continuing operations	32	-	-	(31,545)
Profit / (loss) for the year		60,986	75,222	(132,885)
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries (i)		(1,020)	(1,158)	(1,315)
Revaluation (deficit) / surplus:		(266)	779	1,349
Other comprehensive (loss) / income for the year		(1,286)	(379)	34
Other comprehensive loss for the year from discontinued operations		-	-	(40,451)
Total other comprehensive loss for the year		(1,286)	(379)	(40,417)
Total comprehensive income / (loss) for the year		59,700	74,843	(173,302)

Total comprehensive income / (loss) from continuing operations		59,700	74,843	(101,306)
Total comprehensive loss from discontinued operations		-	-	(71,996)
Total comprehensive income / (loss) for the year		59,700	74,843	(173,302)

Profit / (loss) for the year attributable to:
Equity holders of the parent		60,243	74,487	(105,800)
Non-controlling interest		743	735	(27,085)

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		60,243	74,487	(80,877)
Non-controlling interest		743	735	(20,463)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		58,934	74,103	(123,055)
Non-controlling interest		766	740	(50,247)

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		58,934	74,103	(78,349)
Non-controlling interest		766	740	(22,957)

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		80.54	98.53	(192.36)
Diluted		80.86	100.52	(192.36)

Profit / (loss) for the year per share from continuing operations attributable to equity holders of the parent:
Basic		80.54	98.53	(147.05)
Diluted		80.86	100.52	(147.05	) (iii)

The accompanying notes are an integral part of these Consolidated Financial Statements.

(i)	The components of other comprehensive (loss) / income do not generate an impact on income tax.
(ii)	See note 17 to these Consolidated Financial Statements.
(iii)	Given that the result for the year showed losses, there is no diluted effect of such result.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue (iv)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	-	6	74,862	6,284	142,098	524	6,722	49,921	(13,480)	74,715	342,457	23,443	365,900
Net profit for the year	-	-	-	-	-	-	-	-	-	-	60,243	60,243	743	60,986
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	(1,309)	-	(1,309)	23	(1,286)
Total profit and other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	(1,309)	60,243	58,934	766	59,700
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	3,316	-	55,335	(58,651)	-	-	-
Repurchase of treasury shares (iii)	(6)	-	6	-	-	-	-	-	-	(1,744)	-	(1,744)	-	(1,744)
Warrants exercise (ii)	-	-	-	-	(19)	49	-	-	-	-	-	30	-	30
Issuance of shares	-	6,553	-	7,573	-	(14,126)	-	-	-	-	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	2	2
Dividend distribution	-	-	-	-	-	-	-	-	-	(27,108)	(7,670)	(34,778)	(1,928)	(36,706)
Reserve for share-based payments	-	-	-	-	-	-	(22)	-	-	22	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(99)	-	(99)	42	(57)
Other changes in equity	-	-	-	-	-	-	-	-	-	145	-	145	5	150
Balance as of June 30, 2023	799	6,553	12	82,435	6,265	128,021	502	10,038	49,921	11,762	68,637	364,945	22,330	387,275

(i)	Includes ARS 7 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	As of June 30, 2023, the remaining warrants to exercise amount to 79.709.301. See Note 34 to these Consolidated Financial Statements.
(iii)	Related to the Shares Buyback Program approved by the Board on March 11, 2022 and June 15, 2023. See Note 17 to these Consolidated Financial Statements.
(iv)	See Note 34 and Note 36 to these Consolidated Financial Statements.
(v)	Group’s other reserves for the year ended June 30, 2023 were as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(1,605)	8,985	1,087	2,882	(24,829)	(13,480)
Other comprehensive loss for the year	-	-	(1,043)	-	(266)	(1,309)
Total comprehensive loss for the year	-	-	(1,043)	-	(266)	(1,309)
Assignment of results according to Shareholders´ Meeting	-	-	-	55,335	-	55,335
Dividend distribution	-	-	-	(27,108)	-	(27,108)
Repurchase of treasury shares	(1,744)	-	-	-	-	(1,744)
Reserve for share-based payments	24	-	-	-	(2)	22
Changes in non-controlling interest	-	-	-	-	(99)	(99)
Other changes in equity	-	-	145	-	-	145
Balance as of June 30, 2023	(3,325)	8,985	189	31,109	(25,196)	11,762

(1)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2021	657	2	74,567	6,288	85,230	524	5,668	49,921	96,488	(100,759)	218,586	73,857	292,443
Net profit for the year	-	-	-	-	-	-	-	-	-	74,487	74,487	735	75,222
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(384)	-	(384)	5	(379)
Total profit and other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(384)	74,487	74,103	740	74,843
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(108,506)	108,506	-	-	-
Repurchase of treasury shares	(4)	4	-	-	-	-	-	-	(701)	-	(701)	-	(701)
Warrants exercise	-	-	-	(4)	13	-	-	-	-	-	9	-	9
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	93	93
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(381)	(381)
Incorporated by merger	152	-	295	-	56,855	-	1,054	-	(377)	(7,519)	50,460	(50,866)	(406)
Balance as of June 30, 2022	805	6	74,862	6,284	142,098	524	6,722	49,921	(13,480)	74,715	342,457	23,443	365,900

(i)	Includes ARS 1 of Inflation adjustment of treasury stock. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2022 were as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2021	(904)	8,985	2,290	111,388	(25,271)	96,488
Other comprehensive loss for the year	-	-	(1,162)	-	778	(384)
Total comprehensive loss for the year	-	-	(1,162)	-	778	(384)
Assignment of results according to Shareholders' Meeting	-	-	-	(108,506)	-	(108,506)
Repurchase of treasury shares	(701)	-	-	-	-	(701)
Incorporated by merger	-	-	(41)	-	(336)	(377)
Balance as of June 30, 2022	(1,605)	8,985	1,087	2,882	(24,829)	(13,480)

(1)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2023, 2022 and 2021

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2020	577	2	74,348	-	77,206	502	2,574	49,921	31,300	66,900	303,330	347,938	651,268
Net loss for the year	-	-	-	-	-	-	-	-	-	(105,800)	(105,800)	(27,085)	(132,885)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(17,255)	-	(17,255)	(23,162)	(40,417)
Total loss and other comprehensive loss for the year	-	-	-	-	-	-	-	-	(17,255)	(105,800)	(123,055)	(50,247)	(173,302)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	3,094	-	56,195	(59,289)	-	-	-
Issuance of shares (ii)	80	-	219	6,288	8,024	-	-	-	-	-	14,611	-	14,611
Distribution of dividends in shares	-	-	-	-	-	-	-	-	-	(2,570)	(2,570)	-	(2,570)
Reserve for share-based payments	-	-	-	-	-	22	-	-	(22)	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	181	181
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(9,486)	(9,486)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(221,013)	(221,013)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(1,502)	-	(1,502)	3,094	1,592
Other changes in equity	-	-	-	-	-	-	-	-	27,772	-	27,772	3,390	31,162
Balance as of June 30, 2021	657	2	74,567	6,288	85,230	524	5,668	49,921	96,488	(100,759)	218,586	73,857	292,443

(i)	Includes ARS 4 of Inflation adjustment of treasury stock. See Note 17 to these Consolidated Financial Statements.
(ii)	See Consolidated Financial Statements as of June 30,2021 (Note 34).
(iii)	Group’s other reserves for the year ended June 30, 2021 were as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2020	(910)	8,985	(3,865)	55,193	(28,103)	31,300
Other comprehensive loss for the year	-	-	(18,693)	-	1,438	(17,255)
Total comprehensive loss for the year	-	-	(18,693)	-	1,438	(17,255)
Assignment of results according to Shareholders´ Meeting	-	-	-	56,195	-	56,195
Reserve for share-based payments	6	-	-	-	(28)	(22)
Changes in non-controlling interest	-	-	-	-	(1,502)	(1,502)
Other changes in equity	-	-	24,848	-	2,924	27,772
Balance as of June 30, 2021	(904)	8,985	2,290	111,388	(25,271)	96,488

(1)	Includes revaluation surplus.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2023, 2022 and 2021

 (All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2023	06.30.2022	06.30.2021
Operating activities:
Net cash generated from / (used in) continuing operating activities before income tax paid	16	39,388	28,390	(5,842)
Income tax and minimum presumed income tax paid		(2,894)	(1,061)	(149)
Net cash generated from / (used in) continuing operating activities		36,494	27,329	(5,991)
Net cash generated from discontinued operating activities		-	-	11,141
Net cash generated from operating activities		36,494	27,329	5,150
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(24)	(269)	(149)
Acquisition and improvements of investment properties		(5,904)	(13,224)	(3,531)
Contributions and issuance of capital in associates and joint ventures pending of subscription		(45)	(123)	-
Proceeds from sales of investment properties		22,644	56,001	64,107
Acquisitions and improvements of property, plant and equipment		(793)	(722)	(1,084)
Proceeds from sales of property, plant and equipment		2,427	9	1,233
Acquisitions of intangible assets		(143)	(140)	(183)
Dividends collected from associates and joint ventures		319	7,731	-
Proceeds from loans granted		2	977	32
Proceeds / (Payment) of derivative financial instruments		23	(166)	(1,848)
Acquisitions of investments in financial assets		(36,238)	(49,305)	(37,625)
Proceeds from disposal of investments in financial assets		43,823	22,638	58,821
Interest received from financial assets		351	727	2,380
Net cash generated from continuing investing activities		26,442	24,134	82,153
Net cash generated from discontinued investing activities		-	-	155,966
Net cash generated from investing activities		26,442	24,134	238,119
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		38,460	19,680	58,051
Payment of borrowings and non-convertible notes		(67,217)	(23,554)	(140,726)
(Payment) / collections of short term loans, net		(1,442)	(2,154)	18,125
Interests paid		(13,097)	(17,647)	(29,069)
Repurchase of non-convertible notes		(3,745)	(3,721)	(18,135)
Capital contributions from non-controlling interest in subsidiaries		-	86	93
Acquisition of non-controlling interest in subsidiaries		-	-	(265)
Issuance of shares		-	-	14,611
Loans received from associates and joint ventures, net		-	52	-
Payment of borrowings to related parties		(28)	(1,037)	-
Dividends paid		(32,284)	(390)	(9,145)
Warrants exercise		30	9	-
Payment of financial leases		(57)	(78)	(144)
Repurchase of treasury shares		(1,744)	(701)	-
Net cash used in continuing financing activities		(81,124)	(29,455)	(106,604)
Net cash used in discontinued financing activities		-	-	(64,209)
Net cash used in financing activities		(81,124)	(29,455)	(170,813)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(18,188)	22,008	(30,442)
Net increase in cash and cash equivalents from discontinued activities		-	-	102,898
Net (decrease) / increase in cash and cash equivalents		(18,188)	22,008	72,456
Cash and cash equivalents at the beginning of the year	14	27,543	6,827	479,787
Inflation adjustment		(1,195)	(859)	(800)
Deconsolidation of subsidiaries		-	-	(513,762)
Foreign exchange gain / (loss) on cash and unrealized fair value result for cash equivalents		575	(433)	(30,854)
Cash and cash equivalents at end of the year	14	8,735	27,543	6,827

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements

(Amounts in millions of Argentine Pesos, except otherwise indicated)

1. The Group’s business and general information

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., whose final beneficiary is Eduardo Sergio Elsztain.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on October 19, 2023.

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

Likewise, the Group manages a 6 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

Operations Center in Israel

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control on that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for fiscal year ended June 30, 2021.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply.  Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2023 according to IAS 29.

Pursuant to IAS 29, the Financial Statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the Financial Statements. All the amounts included in the Consolidated Statement of Financial Position which are not stated in terms of the measuring unit current as of the date of the Financial Statements should be restated applying the general price index. All items in the Consolidated Statement of Income and Other Comprehensive Income should be stated in terms of the measuring unit current as of the date of the Financial Statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the Financial Statements.

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

-	Non-monetary assets, and liabilities recorded at cost as of the balance sheet date and equity component are restated by applying the relevant adjustment coefficients.
-	All items in the Consolidated Statement of Income and Other Comprehensive Income are restated applying the relevant conversion factors.
-

The effect of inflation on the Group’s net monetary position is included in the Consolidated Statement of Income and Other Comprehensive Income under Financial results, net, in the item “Inflation adjustment”.

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

-	Translation difference was restated in current terms.
-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves in the Consolidated Statement of Income and Other Comprehensive Income were restated from the initial application.

The inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Since January 2017, the National Consumer Price Index (National CPI) will be considered. The table below show the evolution of these indexes in the last two fiscal years and as of June 30, 2023 according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

Annual price variation	June 30, 2021	June 30, 2022	June 30, 2023	Cumulative as of June 30, 2023 (3 years)
	50%	64%	116%	431%

As a consequence of the aforementioned, these Consolidated Financial Statements as of June 30, 2023 were restated in accordance with IAS 29.

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

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to “Peso amounts” or “ARS”, are millions of Argentine Pesos, references to “USD” or “US Dollars” are millions of US Dollars and references to "NIS" are millions of New Israeli Shekel.

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

2.2. New accounting standards and amendments

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

06-30-2023
Annual Improvements to IFRS Standards 2018-2020	The following improvements were finalized in May 2020:	06-30-2023
• IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
•

IFRS 16 Leases - amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

The adoption of these amendment has not had a material impact for the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Standards and amendments not yet adopted by the Group:

Standards and amendment	Description		Date of mandatory adoption for the Group in the year ended on
IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of:

06-30-2024
	•	discounted probability-weighted cash flows
	•	an explicit risk adjustment, and
	•	a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.

The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023.

Further amendments made in December 2021 added a transition option that permits an entity to apply an optional classification overlay in the comparative period(s) presented on initial application of IFRS 17. The classification overlay applies to all financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17. It allows those assets to be classified in the comparative period(s) in a way that aligns with how the entity expects those assets to be classified on initial application of IFRS 9. The classification can be applied on an instrument-by-instrument basis.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Since the approval of these modifications, the IASB has issued an exposure draft proposing further changes and the postponement of these modifications until at least January 1, 2024
Accounting Policy Disclosures - Amendment to IAS 1 and Practical Statement 2

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

06-30-2024

IRSA Inversiones y Representaciones Sociedad Anónima

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations, and will require the recognition of additional deferred tax assets and liabilities.

06-30-2024
Sale or contribution of assets between an investor and its associate or joint venture - Amendments to IFRS 10 and IAS 28

The IASB has made limited scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and their associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations').

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

In December 2015, the IASB decided to defer the application date of this amendment until such time as the IASB has finalized its research project on the equity method.
Global implementation of Pillar Two model

In December 2021, the Organization for Economic Cooperation and Development (OECD) published the Pillar Two model, with the objective of carrying out certain tax reforms applicable to companies.

The rules are designed to ensure that large multinational companies within the scope of the rules pay a minimum level of tax. Generally, the rules apply a supplementary tax system that raises the total amount of taxes paid on an entity's excess profits in a jurisdiction up to the minimum rate of 15%.

06-30-2024
Supplier finance arrangements amendments – amendments to IAS 7 and IFRS 7

The amendment were prepared to respond to requests from investors regarding the need to have more information regarding financing agreements with suppliers, in order to be able to evaluate how these agreements affect liabilities, cash flows and the liquidity risk of an entity. New disclosures must be included in the financial statements, such as the terms and conditions of said agreements, as well as the recorded values of the liabilities, and ranges of payment due dates applicable to the liabilities that are under the Payment Agreement scheme. financing with suppliers, as well as for comparable commercial accounts that are not part of such agreements.

Entities will apply such modifications to reporting annual years beginning on or after January 1, 2024. Early application is permitted. If an entity applies those modifications to prior years, it shall disclose this fact.

Lack of interchangeability of currencies - amendments to IAS 21

The amendments to IAS 21, issued in August 2023, have been prepared to respond to concerns about diversity in practice when accounting for the lack of interchangeability between currencies. The amendments will assist businesses and investors by addressing an issue that was not previously covered in the accounting requirements for the effects of changes in exchange rates.

An entity shall apply such amendments for annual reporting periods beginning on or after January 1, 2025. Early application is permitted. If an entity applies the modifications for a prior period, it shall disclose that fact.

Management is evaluating the impact that these new standards and amendments will have for the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or amendments issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case basis.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Consolidated Statement of Income and Other Comprehensive Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2023	06.30.2022	06.30.2021

IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A. (3)	Uruguay	Investment	-	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1)	Argentina	Investment	50.00%	50.00%	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are Appa S.A.	Argentina	Design and software development	98.67%	93.63%	93.63%
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.59%	99.50%	99.50%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A. (3)	Uruguay	Investment	-	100.00%	100.00%
Liveck S.A. (2)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII) (3)	Bermuda’s	Investment	-	100.00%	100.00%
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers its majority of votes in the decision-making process.

(2)	Includes Tyrus’ and IRSA S.A.’s equity interests.
(3)	Liquidated in October 2022.

Except for the aforementioned items, the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant investments as those that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at each year-end. Therefore, in qualitative terms, the Group considers, among other factors, the specific risks to which each company is exposed, their returns and the importance that each of them has for the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 7.

IRSA Inversiones y Representaciones Sociedad Anónima

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

(d) Associates and joint arrangements

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

Investments in associates and joint ventures are accounted for under the equity method of accounting, pursuant to which interests in joint ventures are initially recognized in the Consolidated Statement of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Consolidated Statement of Income and Other Comprehensive Income. The Group’s investment in associates includes goodwill identified on acquisition.

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates or joint ventures. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates or joint venture and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures" in the Statement of Income and Other Comprehensive Income.

Profit and losses resulting from transactions between the Group and the associate or joint venture are recognized in the Group's financial statements only to the extent of the interests in the associates or joint ventures of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates or joint ventures are modified to ensure uniformity within Group policies.

The Group takes into account quantitative and qualitative aspects to determine which investments in associates or joint ventures are considered significant.

Note 8 includes summary financial information and other information of the Group's associates.

2.4. Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”), responsible for allocating resources and assessing performance. The operating segments are described in Note 6.

IRSA Inversiones y Representaciones Sociedad Anónima

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

Foreign exchange gains and losses are presented in the Consolidated Statement of Income and Other Comprehensive Income within other financial income, as appropriate, unless they have been capitalized.

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

(iii)	all resulting exchange differences are recognized in the Consolidated Statement of Income and Other Comprehensive Income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Generally, the fair value of office buildings and land reserves is based on comparable active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset (Level 2).

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations (Level 3).

As required by CNV 576/10 Resolution, valuations are performed as of the financial position date by accredited external appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Consolidated Statement of Income and Other Comprehensive Income under the line item “Net (loss) / gain from fair value adjustment of investment properties”.

IRSA Inversiones y Representaciones Sociedad Anónima

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Consolidated Statement of Income and Other Comprehensive Income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the context of conditional agreements, disposals are recognized only after the conditions to which the agreements are subject have been satisfied. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Consolidated Statement of Income and Other Comprehensive Income at the time they are incurred.

2.7. Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group also has several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the Consolidated Statement of Income and Other Comprehensive Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

IRSA Inversiones y Representaciones Sociedad Anónima

The remaining useful life as of June 30, 2023 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Others	Between 3 and 25 years

As of each fiscal year-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each fiscal year-end, the residual useful life of assets is estimated and adjusted, if necessary. The book amount of an asset is reduced to its recoverable value if the book value is greater than its estimated recoverable value.

Gains from the sale of these assets are recognized when control is transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied. Gains and losses on disposals are determined by comparing the proceeds net of direct expenses related to such sales, with the carrying amount as of the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

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

(c) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land or other assets with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

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

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories and materials are initially recorded at their cash purchase price, any further discrepancies are being accounted for as finance costs.

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

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified as an asset at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

Equity investments

All equity investments, which are neither subsidiaries nor associate companies nor joint ventures of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the Consolidated Statement of Income and Other Comprehensive Income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Consolidated Statement of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income.

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

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Consolidated Statement of Income and Other Comprehensive Income.

2.18. Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expenses in the Consolidated Statement of Income and Other Comprehensive Income in the fiscal year they are due.

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

(d) Share-based payments

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

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period, during which the right to the equity instrument becomes irreversible. This valuation is determined based on the most accurate estimate available for the expected quantity of equity instruments likely to vest. If subsequent information becomes available, indicating a variance from the initial estimates in terms of the number of equity instruments expected to vest, these estimates are subject to revision.

2.19. Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the Consolidated Statement of Income and Other Comprehensive Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Entities in Argentina were subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax is carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, recognizes the MPIT as a current or non-current receivable, within “Trade and other receivables” in the Consolidated Statement of Financial Position.

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

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have transferred the risks and benefits.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancellable under the terms of the Argentine Civil and Commercial Code section 1221, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping malls with a few or none street stores. See details in Note 22.

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

Rental income from shopping malls, admission rights and commissions, are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent increases are recognized when such increases have been agreed with tenants.

Tenants in the Group’s shopping mall are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements for its shopping malls properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the lease agreements.

The Group’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportional basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

IRSA Inversiones y Representaciones Sociedad Anónima

•	Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Consolidated Statement of Income and Other Comprehensive Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

Revenue derived from the use of communication networks by the Group have been recognized in discontinued operations. See Note 33 to these Consolidated Financial Statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion, the Group also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. The Group generally requires the developer to issue insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

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

Revenue from supermarket sales have been recognized in discontinued operations (see Note 33).

2.22. Cost of sales

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls and offices held by the Group as part of its real estate investments.

The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided and they are classified in discontinued operations (see Note 33).

The cost of sales of supermarkets, includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories and is classified as discontinued operations (see Note 33).

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.25. Comparability of information

The balances as of June 30, 2022 and 2021 that are disclosed for comparative purposes were restated in accordance with IAS 29. See Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes. Additionally, the Group has redefined the operating segments, see Note 6 to these Consolidated Financial Statements.

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

4. Acquisitions and disposals

A) Sale of Catalinas Tower building

On August 17, 2022, the Company sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

On February 28, 2023, the deed for the sale of 2 floors with a total of 2,394 square meters, 18 parking spaces, and 4 complementary units of the aforementioned building was signed. The transaction price was set at USD 22.5 million, which had already been paid.

On March 28, 2023, the deed for the sale of 5 floors with a total of 5,922 square meters, 49 parking spaces, and 10 complementary units of the same building was signed. The transaction price was set at USD 58.7 million, which had already been paid.

B) Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate that will be functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at his sole expense.

IRSA Inversiones y Representaciones Sociedad Anónima

C) Zetol – Sell of plot and Boating Trust interest

On November 23, 2022, Zetol, subsidiary of Liveck S.A., sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Later that day, a novation agreement was made between Zetol and the Trust, substituting the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the trust that will carry out the real estate development. Due to this, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters. Such a contract has established a minimum amount to be received.

D) Purchase of property on Paseo Colón Avenue

The Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located at 245 Paseo Colón Avenue and 12 parking spaces located at 275 Paseo Colón Avenue. The property, with potential for mixed uses, has 13 floors of offices in a covered area of approximately 13,700 m2 and an underground parking area. The purchase price was ARS 1,435 million, which was paid in full. On March 7th, 2023, the property was awarded.

On May 29, 2023, possession and the signing of the title transfer deed were already signed and simultaneously with the deed, the Company signed a bailment agreement with GCBA, which will maintain possession of the property free of charge for a period of 18 months (with the option to require a 6-month extension with a lease agreement), in accordance with the conditions agreed upon in the auction.

E) Purchase of Rundel Global Ltd preferred shares

On April 11, 2023 Tyrus S.A. purchased 573,442 Series A preferred shares of Rundel Global Ltd for a total of USD 2.8 million, representing a share-holding of 9.22% of the share capital.

F) Local acquisition Mendoza Bandera de los Andes 3027

On June 12, 2023, IRSA received possession of the land that had been duly sold to TROMEN S.A. in the province of Mendoza and which was subsequently repurchased in a judicial auction that took place on June 28, 2021. The price for ARS 30 million was compensated with the credit claimed judicially from TROMEN.

G) Purchase of We Are Appa´s common-shares

On June 22, 2023, IRSA purchased We Are Appa´s common-shares equivalent to 5.04% of the capital share. The operation was agreed for USD 115,000, equivalent to ARS 55.3 million.

H) Barter transaction Conil

On June 27, 2023, the barter transaction was signed with FIDEICOMISO ESQUINA GUEMES, which received 2 commercial premises, 2 apartments units and 4 parking spaces of the property located at Avenida General Güemes 898, Avellaneda district, province of Buenos Aires, which they were classified as “trading properties”. Likewise, a partial amendment of the barter transaction contract was signed, with which the parcel of land initially ceded is reincorporated.

I) Barter transaction Air Space Coto “Tower 2”

On June 30, 2023, in compliance with the barter transaction entered into in June 2016 with ABASTO TWINS S.A., the assignment of a functional parking space and the right to raise the so-called “Tower 2 of Abasto” for a price of USD 3 million was signed , for which the sum of USD 15,250 was received in cash, and as non-cash consideration, the obligation to receive at least 29 functional units of the future tower, representing the equivalent of 20% of the square meters of the plans approved by the Government of the City of Buenos Aires, for the construction of the tower, with a minimum insured of 1,639 square meters.

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

Foreign Exchange risk and associated derivative financial instruments

The Group publishes its Consolidated Financial Statements in Argentine pesos but conducts operations and holds positions in other currencies. As a result, the Group is exposed to foreign currency exchange risk through exchange rate movements, which affect the value of the Group’s foreign currency positions. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency and its subsidiaries.

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

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2023 and 2022, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 63,158 and ARS 96,440, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2023 and 2022 for an amount of ARS 6,316 (loss) and ARS 9,644 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2023 the Group has future exchange contracts pending for an amount of ARS 6 (liability) and as of June 30, 2022 the Group has no future exchange contracts pending.

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

As of June 30, 2023 and 2022, 97.8% and 99.1% of the Group’s long-term financial loans have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2023 and 2022.

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2023 and 2022 in the amount of ARS 23.4 and ARS 9, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

Other price risks

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statement of Financial Position at “fair value through profit or loss”. The Group regularly reviews the price evolution of these equity securities in order to identify significant movements.

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2023 and 2022 the total value of Group’s investments in shares of public companies amounts to ARS 5,046 and ARS 2,902, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2023, of ARS 505 (ARS 290 in 2022). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income and Other Comprehensive Income.

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

The Group’s policy is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Consolidated Statement of Financial Position.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 98.6% and 96.6% of the Group’s total trade receivables of the operations center as of June 30, 2023 and 2022, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 1.2% and 2.3% of the Group’s total trade receivables as of June 30, 2023 and 2022, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and Consolidated Statement of Financial Position.

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

The debt and the derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with the Group needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including derivative financial liabilities of the Group groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and does not include advances and other concepts already disbursed since they are not future cash flows, as a result, they do not reconcile to the amounts disclosed on the Statements of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Consolidated Statement of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	06.30.2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	15,792	435	358	267	360	17,212
Borrowings	40,617	27,349	20,908	7,025	12,042	107,941
Finance leases obligations	281	291	330	317	4,140	5,359
Derivative Financial Instruments	6	-	-	-	-	6
Total	56,696	28,075	21,596	7,609	16,542	130,518

	06.30.2022
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	9,971	222	86	56	86	10,421
Borrowings	132,974	22,572	4,635	248	683	161,112
Finance leases obligations	188	190	200	213	4,516	5,307
Derivative Financial Instruments	34	-	-	-	-	34
Total	143,167	22,984	4,921	517	5,285	176,874

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

IRSA Inversiones y Representaciones Sociedad Anónima

The following tables provide details on the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

	06.30.2023	06.30.2022
Gearing ratio (i)	22.83%	31.99%
Debt ratio (ii)	18.19%	24.31%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

After the merger of the Company with IRSA CP, the structure is made up of the following five segments:

-Shopping Malls

-Offices

-Hotels

-Sales and development

-Others

The “Offices and Other Rental Properties” segment was renamed “Offices” and exclusively includes the results from the company’s six buildings. The other rental properties that were part of this segment were allocated to the “Sales and Developments” segment, which include the results generated by these assets, as well as those from Land Reserves, Barter Agreements and Properties for Sale. Likewise, the “Others” segment was incorporated, which groups the results from investments in associates and foreign companies that were previously allocated to the “Corporate” and “International” segments. The “Shopping Malls” and “Hotels” segments did not undergo any changes.

Below is the segment information which was prepared as follows:

•	The Group operates in the following segments:

o	The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o	The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.
o	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.
o	The "Hotels" segment includes the operating results mainly comprised of room, catering and restaurant revenues.
o	The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa investments in associates such as GCDI and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

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

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the USA.

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

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statement of Income and Other Comprehensive Income for the years ended June 30, 2023, 2022 and 2021:

	06.30.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	72,303	(453)	17,435	-	89,285
Costs	(13,251)	198	(17,751)	-	(30,804)
Gross profit / (loss)	59,052	(255)	(316)	-	58,481
Net loss from fair value adjustment of investment properties	(51,180)	2,035	-	-	(49,145)
General and administrative expenses	(19,438)	67	-	52	(19,319)
Selling expenses	(4,538)	27	-	-	(4,511)
Other operating results, net	(7,284)	(25)	166	(52)	(7,195)
Loss from operations	(23,388)	1,849	(150)	-	(21,689)
Share of profit of associates and joint ventures	3,889	(1,267)	-	-	2,622
Segment loss	(19,499)	582	(150)	-	(19,067)
Reportable assets	635,002	(3,588)	-	80,198	711,612
Reportable liabilities (i)	-	-	-	(324,337)	(324,337)
Net reportable assets	635,002	(3,588)	-	(244,139)	387,275

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	55,174	(502)	14,496	-	69,168
Costs	(11,498)	196	(14,817)	-	(26,119)
Gross profit / (loss)	43,676	(306)	(321)	-	43,049
Net gain / (loss) from fair value adjustment of investment properties	26,576	2,851	-	-	29,427
General and administrative expenses	(11,484)	57	-	50	(11,377)
Selling expenses	(4,834)	12	-	-	(4,822)
Other operating results, net	61	-	120	(50)	131
Profit / (loss) from operations	53,995	2,614	(201)	-	56,408
Share of profit of associates and joint ventures	1,005	(1,769)	-	-	(764)
Segment profit / (loss)	55,000	845	(201)	-	55,644
Reportable assets	702,440	(4,180)	-	105,407	803,667
Reportable liabilities (i)	-	-	-	(437,767)	(437,767)
Net reportable assets	702,440	(4,180)	-	(332,360)	365,900

	06.30.2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	35,754	(179)	10,415	(110)	45,880
Costs	(12,214)	247	(11,237)	-	(23,204)
Gross profit / (loss)	23,540	68	(822)	(110)	22,676
Net (loss) / gain from fair value adjustment of investment properties	(27,040)	(429)	-	-	(27,469)
General and administrative expenses	(10,885)	48	-	170	(10,667)
Selling expenses	(5,338)	71	-	-	(5,267)
Other operating results, net	(551)	(71)	378	(60)	(304)
(Loss) / profit from operations	(20,274)	(313)	(444)	-	(21,031)
Share of (loss) / profit of associates and joint ventures	(14,102)	(1,381)	-	-	(15,483)
Segment (loss) / profit	(34,376)	(1,694)	(444)	-	(36,514)
Reportable assets	724,290	(5,348)	-	68,624	787,566
Reportable liabilities (i)	-	-	-	(495,128)	(495,128)
Net reportable assets	724,290	(5,348)	-	(426,504)	292,438

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)

Includes deferred income tax assets, income tax and minimum presumed income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 1, ARS 17 and ARS 26, as of June 30, 2023, 2022 and 2021, respectively.

(i)	The CODM centers the review on reportable assets.

Below is a summarized analysis of the lines of Group business for the fiscal years ended June 30, 2023, 2022 and 2021:

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	47,438	4,584	4,382	14,964	935	72,303
Costs	(3,213)	(379)	(1,333)	(7,580)	(746)	(13,251)
Gross profit	44,225	4,205	3,049	7,384	189	59,052
Net loss from fair value adjustment of investment properties	(11,169)	(4,546)	(35,352)	-	(113)	(51,180)
General and administrative expenses	(6,682)	(745)	(2,560)	(3,275)	(6,176)	(19,438)
Selling expenses	(2,168)	(103)	(1,123)	(1,028)	(116)	(4,538)
Other operating results, net	(585)	(69)	(884)	(143)	(5,603)	(7,284)
Profit / (loss) from operations	23,621	(1,258)	(36,870)	2,938	(11,819)	(23,388)
Share of profit of associates and joint ventures	-	-	-	-	3,889	3,889
Segment profit / (loss)	23,621	(1,258)	(36,870)	2,938	(7,930)	(19,499)

Investment properties and trading properties	186,816	120,482	279,821	-	804	587,923
Investment in associates and joint ventures	-	-	-	-	28,698	28,698
Other operating assets	662	107	7,359	8,783	1,470	18,381
Reportable assets	187,478	120,589	287,180	8,783	30,972	635,002

(i)	Includes the result for the investment in GCDI and BHSA for ARS 137 and ARS 3,083 respectively, in the line “Share of profit of associates and joint ventures”.

IRSA Inversiones y Representaciones Sociedad Anónima

From all the revenues corresponding to the segments, ARS 69,765 originated in Argentina, and ARS 2,538 in other countries, principally in Uruguay for ARS 2,516 and USA for ARS 22. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 631,211 are located in Argentina and ARS 3,791 in other countries, principally in the USA for ARS 528 and Uruguay for ARS 3,244.

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	37,369	6,556	1,608	9,270	371	55,174
Costs	(3,223)	(632)	(1,253)	(5,295)	(1,095)	(11,498)
Gross profit / (loss)	34,146	5,924	355	3,975	(724)	43,676
Net gain / (loss) from fair value adjustment of investment properties	1,192	(11,622)	36,877	-	129	26,576
General and administrative expenses	(6,170)	(735)	(2,281)	(1,574)	(724)	(11,484)
Selling expenses	(1,826)	(168)	(1,988)	(733)	(119)	(4,834)
Other operating results, net	(306)	(50)	(103)	(127)	647	61
Profit / (loss) from operations	27,036	(6,651)	32,860	1,541	(791)	53,995
Share of profit of associates and joint ventures	-	-	-	-	1,005	1,005
Segment profit / (loss)	27,036	(6,651)	32,860	1,541	214	55,000

Investment properties and trading properties	197,838	147,020	307,225	-	927	653,010
Investment in associates and joint ventures	-	-	-	-	24,960	24,960
Other operating assets	645	5,469	6,433	9,018	2,905	24,470
Reportable assets	198,483	152,489	313,658	9,018	28,792	702,440

(ii)	Includes the result for the investment in GCDI and BHSA for ARS (1,537) and ARS 1,882 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 55,143 originated in Argentina and ARS 31 originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 698,267 are located in Argentina and ARS 4,174 in other countries, principally in the USA for ARS 638 and Uruguay for ARS 3,514.

	06.30.2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	18,814	9,488	2,740	3,256	1,456	35,754
Costs	(3,079)	(509)	(2,973)	(3,765)	(1,888)	(12,214)
Gross profit / (loss)	15,735	8,979	(233)	(509)	(432)	23,540
Net (loss) / gain from fair value adjustment of investment properties	(71,894)	19,592	25,131	-	131	(27,040)
General and administrative expenses	(5,062)	(1,478)	(2,510)	(1,506)	(329)	(10,885)
Selling expenses	(1,594)	(661)	(2,468)	(498)	(117)	(5,338)
Other operating results, net	(445)	(18)	(18)	(42)	(28)	(551)
(Loss) / profit from operations	(63,260)	26,414	19,902	(2,555)	(775)	(20,274)
Share of loss of associates and joint ventures	-	-	(57)	-	(14,045)	(14,102)
Segment (loss) / profit	(63,260)	26,414	19,845	(2,555)	(14,820)	(34,376)

Investment properties and trading properties	192,018	256,568	220,787	-	911	670,284
Investment in associates and joint ventures	-	-	-	-	31,495	31,495
Other operating assets	941	3,963	7,052	9,202	1,353	22,511
Reportable assets	192,959	260,531	227,839	9,202	33,759	724,290

(iii)	Includes the result for the investment in GCDI and BHSA for ARS (7,537) and ARS (2,673) respectively, in the line “Share of loss of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 35,694 are originated in Argentina and ARS 60 are originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 708,964 are located in Argentina and ARS 15,328 in other countries, principally in the USA for ARS 12,271 and Uruguay for ARS 3,165.

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

Arcos del Gourmet (“Arcos” or “AGSA”)

1. Lawsuits related to the concession granted by the Argentine government.

In November 2008, the Arcos del Gourmet S.A. signed a contract with the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) for which the Company had been granted the concession to use the properties located in the jurisdiction of Estación Palermo, ex Línea San Martín - Palermo loading deck (on Juan B. Justo Avenue from Santa Fe Avenue to Paraguay Street) until December 31, 2025.

Subsequently, in September 2011, a Contract for the Readjustment of this Concession was entered into with the Railway Infrastructure Administrator (ADIF in Spanish) (to which the rail assets were transferred in the jurisdiction of AABE), pursuant to the term of the Arcos concession agreement was extended until December 31, 2030. This new agreement provides for an automatic extension of 3 years and 4 months if the Company complies with the agreement, as determined by ADIF. Likewise, a new extension is established for an additional 3 years if the Company so declares and ADIF corroborates compliance with the obligations. This agreement established an initial monthly fee of ARS 0.2 million (plus VAT) until December 31, 2025, and ARS 0.25 million (plus VAT) as of January 1, 2026, these values being adjustable every 2 years until the end of the term of the concession.

The Argentine government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, the Company was notified of Resolution 170/2014 which led to the revocation of the Arcos Concession agreement. In this context, it is important to note that the actions taken:

(i) were not a result of any wrongdoing on Arcos behalf and;

(ii) as of the date of issuance of these financial statements, these actions have not disrupted the ongoing commercial activities and operations of the shopping mall, which continues to function under normal conditions.

1.A. “ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS”:

 This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented. On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. The company's main grievance is the violation of its property rights due to the abrupt revocation, as well as the arbitrariness of it being arranged before there is a specific urban project to move forward. As of December 15, 2022, the file is pending judgment.

Considering that ARCOS has not breached any obligations and based on the opinion of our external legal advisors, we believe there is a higher probability that the outcome will be favorable to AGSA's interests.

IRSA Inversiones y Representaciones Sociedad Anónima

1.B. “PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091”:

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published an opinion recommending the dismissal of the unconstitutionality raised by AGSA concerning Law 17.091. As of July 15, 2022, the file is pending judgment in Chamber V of the National Court of Appeals for Administrative Litigation.

Based on the opinion of our external legal advisors, we believe there is a higher probability that the outcome will be favorable to AGSA's interests.

1.C. “ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO CONSIGNMENT LAWSUIT”:

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on 21/03/2019, which was produced, and arguments were presented in December 2022. The judgment has not yet been ordered, as it is awaiting the resolution of the lawsuit referred to in section 1.A above.

Based on the opinion of our external legal advisors, although will be highly relevant the outcome in section 1.A., we believe there is a higher probability that the outcome will be favorable to AGSA's interests.

2 Lawsuits related to the Distrito Arcos project:

2.A. “FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition”:

Federación de Comercio e Industria de la Ciudad de Buenos Aires ( Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project under which the open-air commercial walk known as "DISTRITO ARCOS" was executed did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure that was admitted and caused the opening to the public to be delayed until December 18, 2014, which is currently operating normally.

In the main process, after the submission of various procedural resources, Chamber III of the Appeals Court issued a judgment on February 14, 2019, in the following sense: it condemned AGSA and GCBA, with AGSA having to allocate at least 23,319.41 square meters - equivalent to 65% of the total surface - for public use and benefit with unrestricted access and especially and preferably for the generation of new landscaped green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or neighboring lands. If the company cannot allocate the entire land fraction to the City of Buenos Aires, it will then have to pay, after conducting an expert opinion, the necessary sum of money so that the Administration can search for a property to comply with the purpose established during the concession contract's validity. If none of the mentioned alternatives were carried out by AGSA, the demolition of the necessary works on the property would be ordered to comply with the stipulations of the Urban Planning Code (art. 3.1.2). Later, within the framework of the complaint for denied unconstitutionality filed by AGSA against the mentioned sentence, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located is not appropriate, as ordered by the Chamber, confirming the rest of the sentence. Our legal advisors are analyzing the procedural steps to follow.

Based on the detailed mentions above and based on the opinion of our internal and external legal advisors, we conclude that no provision should be registered for these situations.

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

On April 12, 2018, ERSA was notified by the Federal National Criminal and Correctional Court No. 1, Secretariat No. 2 in the case entitled “Blaksley Enrique and others s / infraction art. 303” of the judicial intervention for a period of six months, ordering the appointment of collecting and informants overseers and decreeing their general inhibition of assets. On July 20, 2018 and subsequently, on August 10, 2018, ERSA received two new notifications from the same Court in which it was ordered: 1) to transfer to the Court's account 7.36% of the income received by the company for any concept and 2) designate as representatives of the minority of 46.316% in all shareholders' meetings, board meetings, the interveners. On January 8, 2019, the Federal National Criminal and Correctional Court No. 1 decreed the preventive seizure for the purpose of confiscation of 46.316% of all value obtained from the sale and / or liquidation of the assets of ERSA after deduction of taxes and any other expense. Although these measures were appealed in a timely manner, all of them are in force as of the date of these Consolidated Financial Statements.

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

Subsequently, during the Ordinary Shareholders’ Meeting on December 6, 2022, the resignation of Mr. Gastón Armando Lernoud was unanimously accepted.

It should be noted that the end of ERSA’s concession has no significant impact on the Group’s Financial Statements.

Panamerican Mall S.A.

Below is the summarized financial information of subsidiaries with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interests	% of ownership interest held by controlling interests	Book value of controlling interests
06.30.2023	2,164	112,945	1,463	28,015	85,631	20%	17,126	80%	68,505
06.30.2022	1,638	128,484	4,429	33,079	92,614	20%	18,523	80%	74,091

	Revenues	Comprehensive loss for the year	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
06.30.2023	9,277	(6,100)	4,124	(874)	(3,094)	156	177
06.30.2022	8,118	(2,434)	5,207	(630)	(4,552)	25	-

The non-controlling interests of the remaining subsidiaries summarize ARS 5,204 and ARS 4,920 as of June 30, 2023 and 2022, respectively. None of these subsidiaries has a non-controlling interest that individually is considered significant for the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2023 and 2022 were as follows:

	06.30.2023	06.30.2022
Beginning of the year	34,765	42,978
Capital contributions (Note 30)	55	2,231
Share of profit / (loss)	2,622	(764)
Currency translation adjustment	(51)	(1,020)
Dividends (Note 30)	(319)	(7,731)
Reclassification to financial instruments	-	(320)
Others	-	(609)
End of the year (i)	37,072	34,765

(i)	Includes ARS (1) and ARS (17) reflecting interests in companies with negative equity as of June 30, 2023 and 2022, respectively, which are disclosed in “Provisions” (see Note 19).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2023 and 2022, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2023, 2022 and 2021:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	06.30.2023	06.30.2022	06.30.2021	06.30.2023	06.30.2022	06.30.2023	06.30.2022	06.30.2021
Associates and joint ventures
New Lipstick	49.96%	49.96%	49.96%	243	308	(66)	149	(1,697)
BHSA (1)	29.91%	29.91%	29.91%	23,918	20,836	3,083	1,882	(2,673)
Condor (2)	-	21.70%	18.89%	-	-	76	916	(1,464)
Quality (3)	50.00%	50.00%	50.00%	6,987	8,316	(1,387)	(2,119)	(916)
La Rural SA	50.00%	50.00%	50.00%	1,214	524	705	(91)	(476)
GCDI (former TGLT S.A.)	27.82%	27.82%	27.82%	1,915	1,753	162	(1,559)	(7,625)
Other joint ventures	N/A	N/A	N/A	2,795	3,028	(2)	(962)	(8,531)
Total associates and joint ventures				37,072	34,765	2,571	(1,784)	(23,382)

Name of the entity	Place of business / Country of incorporation	Main activity		Latest financial statements issued
			Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the year	Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*) 47	(*) (2)	(*) (44)
BHSA (1)	Argentina	Financial	448,689,072	(**) 1,500	(**) 10,306	(**) 77,676
Quality (3)	Argentina	Real estate	1,421,672,293	2,843	(2,768)	13,645
La Rural SA	Argentina	Organization of events	714,998	1	719	1,896
GCDI (former TGLT S.A.)	Argentina	Real estate	257,330,595	925	(2,008)	6,885

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is 34.95 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	See Note 4.B to the Consolidated Financial Statements as of June 30, 2022.
(3)	Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).

(*)	Amounts in millions of US Dollars under US GAAP.
(**)	Information as of June 30, 2023 according to IFRS

GCDI (former TGLT S.A.):

During the fiscal year ended at June 30, 2020, GCDI (former TGLT S.A.) and the Company entered into a recapitalization agreement, based on which IRSA increased its holding in GCDI (former TGLT S.A.) reason why it began to be considered an associate company.

During the fiscal year ended at June 30, 2021, GCDI (former TGLT S.A.) yielded significant losses and its business was affected by different factors related to the context in which it finds itself. Therefore, the Company decided to re-evaluate the recoverability of this asset.

For this reason and considering that the facts are public and have been openly communicated to the market, a test is carried out comparing the market value and the book value, valuing the investment considering the lower amount between the two of them. As of June 30, 2023, there were no changes in the situation described in the preceding paragraphs.

IRSA Inversiones y Representaciones Sociedad Anónima

La Rural S.A.

 As publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Palermo Fairgrounds (the Fairgrounds) to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequently, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Argentine government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions and the obtaining of a precautionary measure for which Decree 2552/12 was suspended. The injunction requested was granted on January 4, 2013, by the National Chamber of Appeals in Civil and Commercial Federal Matters (CNACCF). After several appeals, motions, and various procedural steps, the injunction stands firm and in effect.

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

On March 11, 2016 La Rural S.A. was summoned as a third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

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

On August 19, 2021, the Civil and Commercial Court decided to defer the treatment of the prescription exception opposed by Sociedad Rural with respect to the counterclaim of the government for the moment of sentencing, and also decided to reject the examination request of the paragraphs by the government. Against this last resolution, the government filed an appeal, which was admitted by resolution of September 8, 2021.

Finally, on February 2, 2022, the Chamber of Appeals upheld the proposal of the government and ordered that the considerations expressed by the SRA in Chapter 8 of the presentation of the response to the action of harmfulness be omitted, considering that such response was not admitted by the procedural system.

On March 7, 2022, the case was returned to the court of origin.

On May 11, 2022, the trial was opened.

On December 2, 2022, the National Government requested, among other matters, a preliminary resolution on the claim of unconstitutionality of decree 2552/12. On December 20, 2022, SRA opposed this request. Before addressing this issue, the Court requested the formation of the evidence notebooks from the parties. On April 17, 2023, the evidence notebooks were completed.

On May 23, 2023, SRA insisted that the proceedings be moved forward to address the National Government’s claims, aiming to preliminarily address the request for a declaration of unconstitutionality of Decree 2552/12; and timely, the mutual objections raised by the parties to the production of the offered evidence measures.

Since then, the proceedings are pending resolution.

As of the date of these Consolidated Financial Statements, there are no elements or evidence to suggest that the Society should return the property exploited by La Rural S.A., so it continues its activities normally. However, this estimate could change based on the progress of the legal process, so the Society will monitor its development. Given the details, the analysis to be carried out must consider these circumstances of uncertainty.

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
	06.30.2023
Associates
BHSA	520,170	139,246	572,821	6,593	80,002	29.91%	23,929	(11)	23,918
GCDI	14,898	26,748	17,971	16,790	6,885	27.82%	1,915	-	1,915
Joint ventures
Quality Invest (ii)	50	20,975	146	7,234	13,645	50.00%	6,823	164	6,987

	06.30.2022
Associates
BHSA	520,704	172,333	604,692	19,318	69,027	29.91%	20,646	190	20,836
GCDI	16,192	26,670	17,626	16,550	8,686	27.82%	2,417	(664)	1,753
Joint ventures
Quality Invest (ii)	131	24,771	152	8,448	16,302	50.00%	8,151	165	8,316

IRSA Inversiones y Representaciones Sociedad Anónima

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
	06.30.2023 (i)
Associates
BHSA	168,559	10,306	10,306	-	8,077	(1,104)	8,051	15,024
GCDI	13,420	266	501	-	(563)	501	64	2
Joint ventures
Quality Invest (ii)	124	(2,768)	(2,768)	-	(325)	48	234	(43)

	06.30.2022 (i)
Associates
BHSA	116,506	6,295	6,295	-	71,590	(517)	(52,997)	18,076
GCDI	9,050	(4,590)	(4,503)	-	(2,850)	9,074	(5,454)	770
Joint ventures
Quality Invest (ii)	445	(4,236)	(4,236)	-	(90)	(71)	206	45

(i)	Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)

In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of ARS 40 million, payable in two installments of ARS 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to ARS 76 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. On July 20, 2020 we were notified of the granting of the Hydraulic Aptitude in pre-feasibility instance. On August 5, 2021, they were signed between Quality Invest S.A. and the Municipality of San Martín the following documents: 1) CLUB PERETZ CLUB AGREEMENT ACT CLOSING: It is agreed that within 48 hours of signing the same Quality will pay the certificates owed for the work in question already completed, releasing both parties from any claim regarding the Minutes signed on January 20, 2015 The amount owed (already checked and agreed between the parties) is ARS 19 million. and the execution of the works are described, detailed and carried out. As of June 30, 2022, the amount owed and the works are completed and paid, as well as the closing act signed. 2) COMPLEMENTARY AGREEMENT WITH THE MUNICIPALITY OF SAN MARTIN: In this agreement the completion of the Rodriguez Peña expansion work and the relocation and start-up of the EDENOR substation are agreed, according to the plan and specifications drawn up by TIS and that they are part of its annexes. In return, the certifications owed will be paid as follows: The total is for ARS 26 million: ARS 15 million- are paid 48 hours after signing this document and the balance (without any adjustment clause) at the time of the provisional reception of the work, where the definitive reception and Delivery Certificate will be signed. As of June 30, 2023, the aforementioned amount of ARS 11 million had not yet been paid (awaiting the administrative act by the Municipality to proceed), and at the same time, we are making the corresponding submissions to Hidráulica and the ADA (PBA) to complete the registration of the road and infrastructure project for the macro-blocks.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

The Annual Shareholders' Meeting decided to allocate 35.1 million of Class D shares of a par value of ARS 1, to an employee compensation plan pursuant to Section 67 of Law 26,831. As of June 30, 2023, BHSA has a remnant of 25.2 million of such treasury shares. As of June 30, 2023, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2023 and 2022 amounted to ARS 25,676, ARS 20,868, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 9 years as the horizon for the projection of BHSA cash flows, including perpetual value.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The projected inflation and exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 18.51% in 2023 and 15.64% in 2022.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 1,741 for 2023 and of ARS 1,638 for 2022.

                The estimated value in use exceeds the book value of the investment, because of that, no adjustment was necessary on the recorded value of the investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Puerto Retiro (joint venture):

At present, this 8.3-hectare plot of land is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court’s judgment were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements with Los Cipreses S.A. y Flight Express S.A. were being executed, in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these Consolidated Financial Statements there has been no news about the progress of this cause.

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register in fiscal year 2019 an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2023 and 2022 were as follows:

	06.30.2023		06.30.2022
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	449,610	182,674	330,860	316,608
Additions	3,317	2,711	15,875	4,424
Capitalized leasing costs	14	51	50	41
Amortization of capitalized leasing costs (i)	(18)	(17)	(78)	(19)
Transfers	2,671	882	134,414	(136,475)
Disposals	(22,722)	-	(62,768)	-
Currency translation adjustment	(18)	-	(75)	-
Net (loss) / gain from fair value adjustment	(39,749)	(9,396)	31,332	(1,905)
Fair value at the end of the year	393,105	176,905	449,610	182,674

(i)	As of June 30, 2023 and 2022, amortization charges of capitalized leasing costs were recognized in "Costs" in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

IRSA Inversiones y Representaciones Sociedad Anónima

The following is the balance by type of investment property of the Group as of June 30, 2023 and 2022:

	06.30.2023	06.30.2022
Shopping Malls (i)	185,564	194,328
Offices and other rental properties	132,460	160,258
Undeveloped parcels of land	251,387	275,848
Properties under development	78	1,222
Others	521	628
Total	570,010	632,284

(i)	Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The net book value of those properties as of June 30, 2023 and 2022 is as follows:

	06.30.2023	06.30.2022
Córdoba Shopping (i)	5,048	4,775
Total	5,048	4,775

(i)

A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 545 million and ARS 586 million, as of June 30, 2023 and 2022, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2023	06.30.2022	06.30.2020
Revenues (Note 23)	70,517	58,814	39,005
Direct operating costs	(22,176)	(19,814)	(15,660)
Development costs	(262)	(400)	(403)
Net realized gain from fair value adjustment of investment properties (i)	12,106	30,138	38,255
Net unrealized loss from fair value adjustment of investment properties (ii)	(61,251)	(711)	(65,724)

(i)

As of June 30, 2023, ARS 421 corresponds to the result for changes in the fair value realized for the year ((ARS 83) from the sale of parking spaces in Libertador 498 building, ARS 504 from the sale of Catalinas building) and ARS 11,685 from the result of changes in the fair value made in previous years (ARS 185 from the sale of parking spaces in Libertador 498 building, ARS 11,500 from the sale of Catalinas building’s floors). As of June 30, 2022, (ARS 20,508) corresponds to the result for changes in the fair value realized for the year ((ARS 222) from the sale of Casona Hudson, (ARS 47) from the sale of Merlo land, (ARS 54) from the sale of Mariano Acosta land, (ARS 224) from the sale of parking spaces in Libertador 498 building, (ARS 5,892) from the sale of Catalinas building and (ARS 14,069) from the sale of República building) and ARS 50,646 from the result of changes in the fair value made in previous years (ARS 261 from the Casona Hudson sale, ARS 226 from the Merlo land sale, ARS 216 from the Mariano Acosta land sale, ARS 468 from the sale of parking spaces in Libertador 498 building, ARS 17,151 from the sale of Catalinas building’s floors and ARS 32,324 from the sale of República Building). As of June 30, 2021, (ARS 5,501) corresponds to the result for changes in the fair value realized for the year ((ARS 3,785) from the sale of Torre Boston, (ARS 1,662) from the sale of Bouchard 710 and (ARS 54) for the sale of parking spaces in Bouchard 557) and ARS 43,756 from the result of changes in the fair value made in previous years (ARS 22,995 from the Boston Tower sale and ARS 20,640 from the Bouchard 710 and ARS 121 from the Bouchard 557 sale).

(ii)

It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques".

See note 5 (liquidity schedule) for details of contractual commitments related to investment properties.

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

IRSA Inversiones y Representaciones Sociedad Anónima

During the annual investment property valuation process carried out in previous years, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties.

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

For the Shopping Malls operated by the Group there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

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
c)	Argentine country risk considering the EMBI + Index; and
d)

Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

Due to the debt restructuring carried out during the last fiscal year, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Unlike the previous closing where a single discount rate was used. Here is the difference between the two:

•	Discounted cash flow rate: considers the capital structure resulting from the debt restructuring.
•	Discount perpetuity rate: considers a market capital structure, based on comparable companies.

The introduction of the normalized rate in perpetuity is due to the fact that we consider that the relationship between debt and capital would tend to normalize in the long term.

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

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 35).

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.23 (i)		06.30.22 (i)		06.30.21 (i)
Description	Valuation technique	Parameters	Range fiscal year 2023 / 2022 / 2021	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	15.25% / 14.53% / 13.53%	(3,757)	4,024	(4,667)	5,019	(4,787)	5,172
		Discount perpetually rate	14.20% / 14.53% / 13.53%	(8,848)	10,891	(7,974)	9,835	(8,788)	11,051
		Growth rate	2.4% / 2.4% / 2.4%	6,710	(5,662)	5,683	(4,816)	6,217	(5,204)
		Inflation	(*)	24,052	(21,969)	22,670	(18,764)	28,886	(23,826)
		Devaluation	(*)	(16,082)	17,690	(16,725)	20,441	(15,403)	18,824

(*) Fiscal year 2023: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 479.4 (corresponding to the year ended June 30, 2024) and arriving at ARS 2,118.20 in 2029. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 144.3% (corresponding to the year ended June 30, 2024) and stabilizes at 8.0% after 5 years.Fiscal year 2022: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 163.65 (corresponding to the year ended June 30, 2023) and arriving at ARS 622.06 in 2028. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 70.9% (corresponding to the year ended June 30, 2022) and stabilizes at 8.0% after 5 years.

Fiscal year 2021: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 116.94 (corresponding to the year ended June 30, 2022) and arriving at ARS 376.56 in 2027. In the long term, a nominal devaluation rate of 27.5% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 44.1% (corresponding to the year ended June 30, 2022) and stabilizes at 30.0% after 5 years.

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

The Company will have a construction capacity of approximately 866,806 square meters, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On October 29, 2021, a notification was received in relation to a collective protective petition in relation to the property, in which it was stated that there were annulments that affected the approval process of the Urban Development Agreement (CU). Subsequently, the lawsuit was extended, also challenging issues proposed in the CU. IRSA proceeded to answer the claim on November 12, 2021 requesting the rejection and on March 10, 2022 the court handed down a judgment partially allowing the collective petition, which was appealed by IRSA and the GCBA. On March 6, 2023, the Chamber for Administrative, Tax and Consumer Relations Litigation - Room IV resolved to revoke the first instance ruling, and consequently reject the lawsuit. Given that said judgment was not appealed, the case has concluded and to date, IRSA does not have any judicial process in progress related to the Costa Urbana project.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2023 and 2022 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	Total
Net book amount at the June 30, 2021	13,493	599	565	14,657
Costs	25,014	8,884	2,046	35,944
Accumulated depreciation	(11,521)	(8,285)	(1,481)	(21,287)
Balances at June 30, 2021	13,493	599	565	14,657
Additions	608	110	4	722
Disposals	(4)	(2)	-	(6)
Currency translation adjustment	-	-	(6)	(6)
Transfers	3,216	41	-	3,257
Depreciation charges (ii)	(1,076)	(239)	(84)	(1,399)
Net book amount at the June 30, 2022	16,237	509	479	17,225
Costs	28,833	9,033	2,044	39,910
Accumulated depreciation	(12,596)	(8,524)	(1,565)	(22,685)
Balances at June 30, 2022	16,237	509	479	17,225
Additions	490	231	72	793
Disposals	(3,382)	-	(2)	(3,384)
Currency translation adjustment	-	-	(3)	(3)
Transfers	(3,212)	25	-	(3,187)
Depreciation charges (ii)	(942)	(270)	(84)	(1,296)
Net book amount at the June 30, 2023	9,191	495	462	10,148
Costs	22,729	9,289	2,111	34,129
Accumulated depreciation	(13,538)	(8,794)	(1,649)	(23,981)
Balances at June 30, 2023	9,191	495	462	10,148

(i)	Includes furniture and fixtures and vehicles.
(ii)

As of June 30, 2023 and 2022, depreciation charges of property, plant and equipment were recognized: ARS 921 and ARS 998 in "Costs", ARS 370 and ARS 392 in "General and administrative expenses" and ARS 5 and ARS 9 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2023 and 2022 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
At June 30, 2021	427	2,835	2,953	6,215
Additions	-	1,015	80	1,095
Currency translation adjustment	-	(338)	-	(338)
At June 30, 2022	427	3,512	3,033	6,972
Additions	30	144	143	317
Currency translation adjustment	-	15	-	15
Transfers	147	-	(579)	(432)
Disposals	(11)	(427)	(255)	(693)
At June 30, 2023	593	3,244	2,342	6,179

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2023	June 30, 2022
Non-current	6,035	6,556
Current	144	416
Total	6,179	6,972

(i)

Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to ARS 3,243 and ARS 3,512 as of June 30, 2023 and 2022, respectively. Additionally, the Group has contractual obligations not provisioned related to these plots of lands committed when certain properties were acquired or real estate projects were approved, and amount to ARS 1,634 and ARS 2,054, respectively. 4 of the 6 units received for the Tower 1, built on plot 2, were sold, and the infrastructure work concerning sectors A and B of the property, which includes, among others, the coastal road, roundabouts, lights, landfills and storm and sewage connections for an amount of about USD 3.2 MM. Likewise, the exchange of Plot 2 was signed with the same developer of Plot 1, beginning the works at the end of 2022.

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2023 and 2022 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	Total
Balance at June 30, 2021	476	723	7,284	8,483
Costs	476	2,788	8,373	11,637
Accumulated amortization	-	(2,065)	(1,089)	(3,154)
Net book amount at June 30, 2021	476	723	7,284	8,483
Additions	-	140	82	222
Disposals	-	-	(1,015)	(1,015)
Impairment	-	(85)	-	(85)
Amortization charges (i)	-	(319)	(2)	(321)
Balance at June 30, 2022	476	459	6,349	7,284
Costs	476	2,843	7,440	10,759
Accumulated amortization	-	(2,384)	(1,091)	(3,475)
Net book amount at June 30, 2022	476	459	6,349	7,284
Additions	-	143	1,272	1,415
Disposals	-	-	(179)	(179)
Transfers	-	-	(200)	(200)
Amortization charges (i)	-	(352)	(23)	(375)
Balance at June 30, 2023	476	250	7,219	7,945
Costs	476	2,986	8,333	11,795
Accumulated amortization	-	(2,736)	(1,114)	(3,850)
Net book amount at June 30, 2023	476	250	7,219	7,945

(i)

Amortization charge was recognized in the amount of ARS 220 and ARS 86 under "Costs", in the amount of ARS 155 and ARS 235 under "General and administrative expenses" as of June 30, 2023 and 2022, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

13. Right-of-use assets

                Below is the composition of the Group´s right-of-use assets as of June 30, 2023 and 2022:

	06.30.2023	06.30.2022
Offices, shopping malls and other rental properties	457	37
Machinery and equipment	-	4
Convention center	2,478	2,637
Total Right-of-use assets	2,935	2,678
Non-current	2,935	2,678
Total	2,935	2,678

Changes in the Group´s right-of-use assets during the fiscal years ended June 30, 2023 and 2022, were as follows:

	06.30.2023	06.30.2022
Beginning of the year	2,678	2,868
Additions	451	-
Depreciation charges	(194)	(190)
Total	2,935	2,678

IRSA Inversiones y Representaciones Sociedad Anónima

Depreciation charge for right-of-use assets is detailed below:

	06.30.2023	06.30.2022
Offices, shopping malls and other rental properties	30	2
Machinery and equipment	4	10
Others	160	178
Total depreciation of right-of-use assets (i)	194	190

(i)

As of June 30, 2023, depreciation charges were recognized as follows: ARS 166 in "Costs", ARS 18 in "General and administrative expenses" and ARS 10 in "Selling expenses" in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

Other charges to income related to right-of-use assets were as follows:

	June 30, 2023	June 30, 2022
Lease liabilities interests	(222)	(259)
Results from short-term leases	(134)	(93)

14. Financial instruments by category

The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2023 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	24,152	-	-	24,152	7,354	31,506
Investments in financial assets:
- Public companies’ securities	-	5,046	-	5,046	-	5,046
- Mutual funds	-	20,152	-	20,152	-	20,152
- Bonds	-	9,215	-	9,215	-	9,215
- Others	627	1,294	-	1,921	-	1,921
Cash and cash equivalents:
- Cash at bank and on hand	5,254	-	-	5,254	-	5,254
- Short-term investments	-	3,481	-	3,481	-	3,481
Total assets	30,033	39,188	-	69,221	7,354	76,575

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	15,215	-	-	15,215	20,228	35,443
Borrowings (Note 20)	107,941	-	-	107,941	-	107,941
Derivative financial instruments:
- Bond futures	-	6	-	6	-	6
Total liabilities	123,156	6	-	123,162	20,228	143,390

Financial assets and financial liabilities as of June 30, 2022 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2022
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	25,993	-	-	25,993	8,544	34,537
Investments in financial assets:
- Public companies’ securities	-	2,902	-	2,902	-	2,902
- Mutual funds	-	29,901	-	29,901	-	29,901
- Bonds	-	8,205	-	8,205	-	8,205
- Others	22	571	-	593	-	593
Cash and cash equivalents:
- Cash at bank and on hand	21,591	-	-	21,591	-	21,591
- Short term investments	-	5,952	-	5,952	-	5,952
Total assets	47,606	47,531	-	95,137	8,544	103,681

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2022
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	9,572	-	-	9,572	16,472	26,044
Borrowings (Note 20)	161,112	-	-	161,112	-	161,112
Derivative financial instruments:
- Swaps	-	-	34	34	-	34
Total liabilities	170,684	-	34	170,718	16,472	187,190

(i)  The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20).

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.2023			06.30.2022
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	25,635	(1,483)	24,152	27,136	(1,143)	25,993
Financial liabilities
Trade and other payables	13,732	1,483	15,215	8,429	1,143	9,572

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	825	-	825
Interest expense	(11,909)	-	(11,909)
Interest expense on lease liabilities	(222)	-	(222)
Foreign exchange gains, net	6,762	-	6,762
Gain from repurchase of NCN	199	-	199
Fair value gain on financial assets at fair value through profit or loss	-	7,407	7,407
Interest and allowances generated by operating credits	661	-	661
Gain on derivative financial instruments, net	-	46	46
Other finance costs	(1,895)	-	(1,895)
Total financial instruments (i)	(5,579)	7,453	1,874

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2022
Interest income	998	-	998
Interest expense	(17,614)	-	(17,614)
Interest expense on lease liabilities	(259)	-	(259)
Foreign exchange gains, net	31,056	-	31,056
Gain from repurchase of NCN	3,148	-	3,148
Fair value gain on financial assets at fair value through profit or loss	-	3,134	3,134
Interest and allowances generated by operating credits	276	-	276
Gain on derivative financial instruments, net	-	70	70
Other finance costs	(996)	-	(996)
Total financial instruments (i)	16,609	3,204	19,813

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2021
Interest income	1,274	-	1,274
Interest expense	(22,658)	-	(22,658)
Interest expense on lease liabilities	(341)	-	(341)
Foreign exchange gains, net	24,818	-	24,818
Dividend income	2	-	2
Loss from repurchase of NCN	(336)	-	(336)
Fair value gain on financial assets at fair value through profit or loss	-	18,799	18,799
Interest and allowances generated by operating credits	342	-	342
Loss on derivative financial instruments, net	-	(1,597)	(1,597)
Other finance costs	(3,061)	-	(3,061)
Total financial instruments (i)	40	17,202	17,242

(i)

Included within “Financial results, net“ in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of interest and discount generated by operating assets, which are included within "Other operating results, net".

The following table presents the changes in Level 3 financial instruments as of June 30, 2022 and 2021:

	Investments in financial assets - Others	Total
Balances at June 30, 2021	170	170
Currency translation adjustment	(17)	(17)
Write off	(207)	(207)
Gain for the year (i)	54	54
Balances at June 30, 2022 (ii)	-	-

(i)	Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.
(ii)	During the year ended June 30, 2023 there were no changes in Level 3 financial instruments.

During the fiscal year ended June 30, 2023 and 2022, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

As of June 30, 2023, there are no changes in economic or business circumstances that affect the fair value of the Group's financial assets and liabilities that were not considered in the fair value estimation.

15. Trade and other receivables

Group’s trade and other receivables as of June 30, 2023 and 2022 were as follows:

	06.30.2023	06.30.2022
Sale, leases and services receivables	14,919	17,273
Less: Allowance for doubtful accounts	(1,194)	(1,840)
Total trade receivables	13,725	15,433
Borrowings, deposits and others	9,364	9,358
Advances to suppliers	2,329	1,977
Tax receivables	1,480	2,016
Prepaid expenses	609	730
Long-term incentive plan	1	1
Dividends	-	440
Others	2,804	2,742
Total other receivables	16,587	17,264
Total trade and other receivables	30,312	32,697
Non-current	4,437	9,348
Current	25,875	23,349
Total	30,312	32,697

IRSA Inversiones y Representaciones Sociedad Anónima

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 32.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

Trade accounts receivables are generally presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2023	06.30.2022
Beginning of the year	1,840	3,007
Additions (i)	210	539
Recovery (i)	(121)	(607)
Currency translation adjustment	371	158
Receivables written off during the year as uncollectible	-	(26)
Inflation adjustment	(1,106)	(1,231)
End of the year	1,194	1,840

(i) The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2023 and 2022 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation
Leases and services	455	123	1,031	11,901	1,194	14,704	98.56%
Consumer financing	-	-	-	41	-	41	0.27%
Sale of properties and developments	-	-	173	1	-	174	1.17%
Total as of June 30, 2023	455	123	1,204	11,943	1,194	14,919	100.00%

Leases and services	843	513	1,399	12,086	1,840	16,681	96.57%
Consumer financing	-	-	-	189	-	189	1.09%
Sale of properties and developments	86	-	43	274	-	403	2.32%
Total as of June 30, 2022	929	513	1,442	12,549	1,840	17,273	99.98%

IRSA Inversiones y Representaciones Sociedad Anónima

16. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2023, 2022 and 2021:

	Note	06.30.2023	06.30.2022	06.30.2021
Profit / (loss) for the year		60,986	75,222	(132,885)
Profit for the year from discontinued operations		-	-	31,545
Adjustments for:
Income tax	21	(64,517)	5,971	76,617
Amortization and depreciation	24	1,900	2,007	2,266
Loss from disposal of property, plant and equipment		684	-	-
Net loss / (gain) from fair value adjustment of investment properties		49,145	(29,427)	27,469
Impairment of others assets		34	-	-
Realization of currency translation adjustment		(423)	-	-
Gain from disposal of associates		-	-	(132)
Gain from disposal of trading properties		(2,991)	-	-
Financial results, net		(19,307)	(30,824)	(23,372)
Provisions and allowances		16,611	3,364	3,982
Share of loss / (profit) of associates and joint ventures	8	(2,622)	764	15,483
Changes in operating assets and liabilities:				-
(Increase) / decrease in inventories		(62)	(15)	93
Decrease / (increase) in trading properties		92	192	(99)
(Increase) / decrease in trade and other receivables		(704)	(67)	5,353
(Decrease) / increase in trade and other payables		(291)	1,345	(11,971)
Increase in salaries and social security liabilities		920	67	188
Decrease in provisions		(67)	(209)	(379)
Net cash generated by / (used in) continuing operating activities before income tax paid		39,388	28,390	(5,842)
Net cash generated by discontinued operating activities before income tax paid		-	-	12,023
Net cash generated by operating activities before income tax paid		39,388	28,390	6,181

The following table shows balances incorporated as result of business combination or deconsolidation of subsidiaries:

	June 30, 2023	June 30, 2022	June 30, 2021
Investment properties	-	-	415,546
Property, plant and equipment	-	-	169,649
Trading properties	-	-	27,185
Intangible assets	-	-	129,195
Investments in associates and joint ventures	-	-	171,253
Deferred income tax assets	-	-	2,007
Restricted assets	-	-	29,696
Income tax and MPIT credit	-	-	1,507
Trade and other receivables	-	-	249,909
Right-of-use assets	-	-	91,393
Investments in financial assets	-	-	111,862
Derivative financial instruments	-	-	1,300
Inventories	-	-	16,658
Group of assets held for sale	-	-	194,531
Borrowings	-	-	(1,503,569)
Lease liabilities	-	-	(83,768)
Deferred income tax liabilities	-	-	(57,484)
Trade and other payables	-	-	(108,709)
Provisions	-	-	(25,083)
Employee benefits	-	-	(2,205)
Derivative financial instruments	-	-	(2,205)
Salaries and social security liabilities	-	-	(15,651)
Group of liabilities held for sale	-	-	(101,829)
Income tax expense	-	-	(2,106)
Net value of deconsolidated assets that do not affect cash	-	-	(290,918)
Cash and cash equivalents	-	-	(513,762)
Non-controlling interest	-	-	(221,013)
Net value of deconsolidated assets	-	-	(1,025,693)

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2023, 2022 and 2021:

	06.30.2023	06.30.2022	06.30.2021
Increase of trading properties through an increase in borrowings	-	-	216
Increase of intangible assets through an increase of trade and other payables	-	26	-
Distribution of dividends in shares	-	-	2,572
Increase in non-convertible notes through a decrease in non-convertible notes	45,938	9,279	-
Decrease of property, plant and equipment through an increase of tax receivables and tax payables	-	-	293
Increase in investment properties through an increase in trade and other payables	143	399	-
Increase of investment properties through an increase of borrowings	-	-	1,440
Increase in intangible assets through a decrease in investment in associates	-	-	2,889
Currency translation adjustment	1,286	379	40,417
Increase in investment properties under barter agreements	-	6,767	-
Payment of non-convertible notes	-	1,365	-
Decrease in lease liabilities through a decrease in trade and other receivables	-	6	-
Decrease in investment properties through an increase in property, plant and equipment	23	3,359	-
Decrease in property, plant and equipment through an increase in investment properties	3,210	1,293	-
Decrease in property, plant and equipment through an increase in revaluation surplus	266	1,199	-
Decrease in revaluation surplus through an increase in deferred income tax liabilities	-	420	-
Increase in intangible assets through an increase salaries and social security liabilities	-	56	-
Increase in investments in associates through a decrease in investments in financial assets	-	1,865	-
Decrease in borrowings through a decrease in trade and other receivables	-	951	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	31	-	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	97	-
Capital contributions from non-controlling interest through a decrease of borrowings	-	9	-
Capital contributions from non-controlling interest through an increase in trade and other receivables	-	11	-
Decrease of trading properties through an increase in intangible assets	1,272	-	-
Decrease in investments in financial assets through a decrease in trade and other payables	368	-	-
Decrease in dividends receivables through an increase in investments in financial assets	13	-	-
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	1,695	-	-
Decrease in investment properties through a decrease in investments in financial assets	78	-	-
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	2,536	-	-
Increase in right-of-use assets through a decrease in lease liabilities	451	-	-
Increase of investments in financial assets through a decrease in trade and other receivables	580	-	-
Decrease of intangible assets through an increase in investment properties	53	-	-
Decrease of intangible assets through an increase in trading properties	147	-	-
Increase of investment properties through a decrease in trade and other receivables	46	-	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	191	-	-
Increase of investment properties through a decrease in trading properties	579	-	-
Decrease in borrowings through a decrease in trading properties	338	-	-

17. Shareholders’ Equity

Share capital and share premium

The share capital of the Group is represented by common shares with a nominal value of ARS 10 per share and one vote each.

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

IRSA Inversiones y Representaciones Sociedad Anónima

By Extraordinary Shareholders’ Meeting dated April 27, 2023, an increase of the capital stock of the company was approved to the sum of ARS 7,364 million and the subsequent issuance and distribution of new shares to the shareholders of the settlement date, according to their equity interest. Additionally, the change in the nominal value of the shares was approved from ARS 1 to ARS 10.

As of June 30, 2023, the total number of shares issued by the Company amounts to 811,137,457 shares. On September 13, 2023, the procedure for the increase of 6,552,405,000 shares and the change in the nominal value of the shares to the sum of ARS 10 was approved before the Registration and Control Management of the National Securities Commission.

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

On July 12, 2022, the Board of Directors extended, for a period of 120 (one hundred twenty) days from the day following the publication date of the information in the Daily Bulletin of the Buenos Aires Stock Exchange (“BCBA”), the share buyback program that was approved by resolution of the management body on March 11, 2022. The remaining terms and conditions set for the acquisition of the company's shares, which were duly communicated to the investing public, remain in effect.

On September 21, 2022, the Company announced the completion of the share buyback program, having acquired the equivalent of 9,419,623 ordinary shares, which represent approximately 99.51% of the approved program and 1.16% of the share capital.

On June 15, 2023, the Board of Directors of IRSA approved a new program for the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of its own shares, under the terms of Article 64 of Law No. 26,831 and the regulations of the CNV. This is for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, with a daily limit of up to 25% of the average transaction volume experienced by the Company's shares, jointly on the markets where it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Additionally, the buyback period was set to up to 180 days, starting the day after the publication date of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

During the current fiscal year, the Company acquired 1,263,435 ordinary shares (N.V. ARS 1 per share) for a total of ARS 506 million, representing 10.11% of the program approved on June 15, 2023. The amounts are expressed in the currency at the time of acquisition. As of the issuance date of these consolidated financial statements, no deadline has been set for the disposal of the acquired shares.

Inflation adjustment of share capital and treasury shares

The inflation adjustment related to share capital is allocated to an inflation adjustment account that forms part of shareholders' equity. The balance of this account could be applied only towards the issuance of common stock to shareholders of the Company.

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

Special reserve Resolution CNV 609/12 - Retained earnings

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to ARS 395, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During the fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40.

Special reserve

The Ordinary and Extraordinary General Meeting of Shareholders on October 31, 2017 constituted a special reserve which was subsequently utilized to absorb losses and as of June 30, 2023 amounts to ARS 31,109.

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Dividends

On October 26, 2020, our shareholders held an Ordinary and Extraordinary Meeting and approved an in kind dividend distribution equivalent to ARS 484 million (representative of ARS 0.84 per share) and payable in shares of IRSA CP. Our shareholders decided to consider IRSA CP’s quoted price per share as of October 23, 2020, which amounted to ARS 320 per share. Pursuant to that shareholders’ decision, we distributed 1,512,500 common shares of IRSA CP. We reflected this transaction on our financial statements as a change in equity, which generated a reduction of the equity attributable to the controlling shareholders totaling ARS 2,570 million restated as of the date of these consolidated financial statements.

During the fiscal year ended June 30, 2022 there was no distribution of dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

On October 28, 2022 and April 27, 2023, our shareholders held an Ordinary and Extraordinary Meeting and approved the pay of dividends to ARS 4,340 million and ARS 21,900 million, respectively. See Note 34 to these consolidated financial statements.

The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

18. Trade and other payables

Group’s trade and other payables as of June 30, 2023 and 2022 were as follows:

	06.30.2023	06.30.2022
Customers´ advances (*)	9,089	7,849
Trade payables	2,826	3,447
Accrued invoices	2,452	2,542
Admission fees (*)	8,170	5,551
Other income to be accrued	145	207
Tenant deposits	141	144
Total trade payables	22,823	19,740
Taxes payable	2,823	2,865
Other payables	9,797	3,439
Total other payables	12,620	6,304
Total trade and other payables	35,443	26,044
Non-current	9,838	7,668
Current	25,605	18,376
Total	35,443	26,044

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

19. Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceedings, and will revise its estimates.

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	Total
As of 06.30.21	897	26	923
Additions (i)	735	-	735
Share of profit of associates	-	(9)	(9)
Recovery (i)	(170)	-	(170)
Used during the year	(209)	-	(209)
Inflation adjustment	(420)	-	(420)
As of 06.30.22	833	17	850
Additions (i)	7,676	-	7,676
Share of profit of associates	-	(16)	(16)
Recovery (i)	(224)	-	(224)
Used during the year	(67)	-	(67)
Inflation adjustment	(1,456)	-	(1,456)
As of 06.30.23	6,762	1	6,763

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2023	06.30.2022
Non-Current	5,919	423
Current	844	427
Total	6,763	850

(i)	Additions and recoveries are included in "Other operating results, net". As of June 30, 2023, includes the provision for the IDBD demand.
(ii)	Corresponds to the equity interest in Puerto Retiro in 2022 and 2021. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

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

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests.

On May 9, 2023, two filings were made by Dolphin BV and IRSA for the purpose of reversing the decision of the Tel-Aviv Jaffa District Court regarding the manner in which the lawsuits were made, the law and the jurisdiction applicable. The following day, the Court granted a period of 20 days for IDBD to respond to the presentations made by Dolphin BV and IRSA and set a hearing for June 29, 2023.

On May 30, 2023, IDBD made a presentation to answer the arguments raised by IRSA and Dolphin BV in their briefs.

On June 29, 2023, the hearing set by the Court took place, where the parties had the opportunity to explain the arguments raised in their briefs. The Court would be in a position to issue a verdict regarding the statements made on the way in which the notification of the lawsuits was made, the law and applicable jurisdiction.

Based on the review of the commitments and the analysis of the Company's lawyers, the sum of NIS 80 million, equivalent to ARS 5,536 million, are provisioned in these consolidated financial statements.

20. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2023 and 2022 was as follows:

	Book value		Fair value
	06.30.2023	06.30.2022	06.30.2023	06.30.2022
NCN	96,599	142,749	97,277	134,546
Bank loans and others	2,575	2,182	2,575	2,195
Bank overdrafts	6,592	12,657	6,592	12,657
Other borrowings	1,720	3,061	1,720	3,061
Loans with non-controlling interests	455	463	455	463
Total borrowings	107,941	161,112	108,619	152,922
Non-current	67,324	28,138
Current	40,617	132,974
Total	107,941	161,112

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2023 and 2022, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of ARS 1,634 and ARS 2,054, respectively. These borrowings are mainly collateralized by trading properties of the Group (Notes 11).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings is as follows:

	06.30.2023	06.30.2022
Capital
Less than 1 year	39,029	129,796
Between 1 and 2 years	27,146	22,572
Between 2 and 3 years	20,794	4,499
Between 3 and 4 years	7,025	229
Between 4 and 5 years	12,042	545
	106,036	157,641
Interest
Less than 1 year	1,588	3,178
Between 1 and 2 years	203	-
Between 2 and 3 years	114	136
Between 3 and 4 years	-	19
Between 4 and 5 years	-	138
	1,905	3,471
	107,941	161,112

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2023 and 2022.

	06.30.2023
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	19,395	-	19,395
US Dollar	-	86,205	86,205
Subtotal fixed-rate borrowings	19,395	86,205	105,600
Floating rate:
Argentine Peso	2,341	-	2,341
Subtotal floating-rate borrowings	2,341	-	2,341
Total borrowings as per analysis	21,736	86,205	107,941
Total borrowings as per Statement of Financial Position	21,736	86,205	107,941

	06.30.2022
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	25,477	-	25,477
US Dollar	-	134,197	134,197
Subtotal fixed-rate borrowings	25,477	134,197	159,674
Floating rate:
Argentine Peso	901	-	901
US Dollar	-	537	537
Subtotal floating-rate borrowings	901	537	1,438
Total borrowings as per analysis	26,378	134,734	161,112
Total borrowings as per Statement of Financial Position	26,378	134,734	161,112

IRSA Inversiones y Representaciones Sociedad Anónima

The following describes the debt issuances made by the Group for the years ended June 30, 2023 and 2022:

Entity	Series	Issuance / expansion date	Amount in original currency	Maturity date	Interest	Principal payment	Interest payment
rate
IRSA	Series XIII	aug-21	USD 58.1	03/31/2024	3.90% n.a	Biannual	Quarterly
IRSA	Series XIV	jul-22	USD 171.20	06/22/2028	8.75% n.a.	17.5% in June 2024 – 17.5% in June 2025 – 17.5% in June 2026 – 17.5% in June 2027 - 30% in June 2028	Biannual
IRSA	Series XV	jan-23	USD 61.75	03/25/2025	8.00% n.a.	At expiration	Biannual
IRSA	Series XVI	jan-23	USD 28.25	07/25/2025	7.00% n.a.	At expiration	Biannual
IRSA	Series XVII	jun-23	USD 25	12/07/2025	5.00% n.a.	At expiration	1° quarterly and then biannual

The following table shows a detail of evolution of borrowing during the years ended June 30, 2023 and 2022:

	06.30.2023	06.30.2022
Balance at the beginning of the year	161,112	219,648
Borrowings	80,829	16,011
Payment of borrowings	(112,982)	(25,512)
Payment of short term loans, net	(1,442)	(2,154)
Interests paid	(13,331)	(17,686)
Accrued interests	7,477	16,647
Cumulative translation adjustment and exchange differences, net	72,773	48,842
Inflation adjustment	(86,117)	(91,978)
Reclassifications and other movements	(378)	(2,706)
Balance at the end of the year	107,941	161,112

Series XIV Notes

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million.

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

On the exchange settlement date, the Series II Notes were partially cancelled, leaving an outstanding amount of USD 121 million. On February 8, 2023, the Series II Notes were redeemed and paid (see “Series II Notes Redemption - IRSA”).

Series XV and XVI Notes

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million.

•	Series XV: for USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

•

Series XVI: for USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value. USD 5.1 million were subscribed in cash and USD 23.1 million in kind with Series IX Notes (Nominal Value USD 22.5 million with maturity date on March 1, 2023, which were subsequently cancelled) (see “Series IX Notes Redemption).

IRSA Inversiones y Representaciones Sociedad Anónima

Series II Notes Redemption

On February 3, 2023, the Company notified the holders of Series II Notes of the redemption in accordance with the terms and conditions of the Series II Notes and the provisions of the Trust Agreement entered into on March 23, 2016 and its addendum May 16, 2022 between the Company, The Bank of New York Mellon (formerly The Bank of New York), as trustee, co-registrar agent, principal paying agent and transfer agent (the “Trustee”) and Banco Santander Argentina S.A., as representative of the Trustee in Argentina (“Trust Agreement”), under which the Series II Notes are issued for a current and outstanding amount of USD 121 million. The redemption was carried out on February 8, 2023. The redemption price was 100% of the face value of each current and outstanding Series II Notes, plus accrued and unpaid interest, prior settlement in the exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes - IRSA").

Series IX Notes Partial Cancellation

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced the partial cancellation of the Notes detailed below:

•	Series IX Notes:

-	Issuance Date: November 12, 2020
-	Maturity Date: March 1, 2023
-	Nominal Value originally issued: USD 81 million
-	Nominal Value to be cancelled: USD 22.5 million
-	Nominal Value under circulation: USD 58 million

Series IX Notes Redemption

On February 10, 2023, the Company informed the holders of Series IX Notes of the redemption in accordance with the terms and conditions detailed in the Offering Memorandum dated October 22, 2020, for an outstanding amount in circulation of USD 58 million (see " Series IX Notes Partial Cancellation "). The redemption was carried out on February 17, 2023. The redemption price was 100% of the face value of the Series IX Notes, plus accrued and unpaid interest, as of the date set for redemption, subject to settlement in the foreign exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes ").

Series XVII Notes

On June 7, 2023, IRSA issued new Notes for a total amount of USD 25 million.

•

Series XVII: for USD 25 million at a fixed rate of 5.0%, with semi-annual payments except for the first and second interest payments that will be made at 9 and 12 months, respectively, from the Issue and Settlement Date. The principal will be paid at maturity on December 7, 2025. The price of issuance was 100.0% of the nominal value.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Argentine tax reform

The Argentine Tax Authority established through the resolution 5248/2022 an extraordinary compulsory payment in advance of the income tax payable in 3 monthly installments, for companies that meet any of the following requirements:

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

The compulsory payment in advance was 25% of the base for calculating the advance if point 1 is met, or 15% of the tax result without taking into account losses from previous years if point 2 is met.

The aforementioned compulsory payment in advance cannot be offset with other tax-related credits and, furthermore, should not be taken into account when a request for reduction of advances is made.

The expiration of the first installment is in October 2022 for those of the fiscal period 2021 and April 2023 for those of the fiscal period 2022.

The companies that paid the extraordinary payment on account were: IRSA, PAMSA, Fibesa and Arcos, all maturing after April 2023.

Regarding IRSA, an appeal was requested in each installment to AFIP and a precautionary measure in judicial court requesting the suspension of the effects of the resolution 5248/2022 since the payment of said advance would imply an excess of the tax obligation for the company.

To date, there has been no response from the judicial corte or the Treasury regarding the precautionary measure and the appeal filed, nor have the extraordinary advance payments been made. Notwithstanding the foregoing, compensatory interest has been provisioned as of June 30, 2023 for the sum of ARS 445 million since the submission of the income tax return has been anticipated.

Submission of income tax presentation – IRSA

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which has been absorbed by the Company according to what was detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

In the same sense, on November 16, 2022, IRSA filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022, applying the same systematic and comprehensive inflation adjustment mechanism mentioned in the previous paragraph updating accumulated losses.

IRSA Inversiones y Representaciones Sociedad Anónima

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377 million in the fiscal year 2021 and ARS 11,892 million in the fiscal year 2022, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

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

As of the date of issuance of these financial statements, there are new legal precedents in line with the Company's position and the "Candy" ruling mentioned above. In late October 2022, the Supreme Court of Justice of the Nation, in the case "Telefónica de Argentina S.A. and another v. EN - AFIP - DGI regarding the General Tax Directorate," upheld the opinion of the Attorney General of the Nation issued in the "Appeal No. 1, Telefónica de Argentina S.A. and Another v. EN-AFIP DGI regarding the General Tax Directorate," asserting the inadmissibility of a tax that, in its application, would be confiscatory for the taxpayer.

Considering the foregoing, IRSA's Board of Directors together with its legal and tax advisors re-evaluated during the present year the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for ARS 13,979 million, their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

In the same sense, IRSA made the provision for income tax for the year ended June 30, 2023, applying the same systematic and comprehensive inflation adjustment criteria as the update of its accumulated losses.

The Company analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

The details of the provision for the Group’s income tax, is as follows:

	06.30.2023	06.30.2022	06.30.2021
Current income tax (i)	18,531	(35,588)	(3,387)
Deferred income tax	45,986	29,617	(73,230)
Income tax from continuing operations	64,517	(5,971)	(76,617)

(i)	Includes reversal of the income tax provision. See “Submission of income tax presentation”.

IRSA Inversiones y Representaciones Sociedad Anónima

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A	0% - 21%
Bermuda / British Virgin Islands / Netherlands	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2023, 2022 and 2021:

	06.30.2023	06.30.2022	06.30.2021
Loss / (profit) from continuing operations at tax rate applicable in the respective countries (i)	1,003	(28,198)	7,420
Permanent differences:
Share of loss / (profit) of associates and joint ventures	305	(334)	(4,646)
(Unrecognized tax loss carryforwards) / tax loss carryforwards recovery	(543)	10,022	(8,347)
Inflation adjustment permanent difference (IAS 29)	27,740	33,710	12,448
Tax rate differential	-	-	(53,684)
Difference between provision and tax return (ii)	10,955	(179)	962
Non-taxable profit, non-deductible expenses and others	373	(527)	(1,244)
Fiscal transparency	-	-	(593)
Tax inflation adjustment	24,684	(20,465)	(28,933)
Income tax from continuing operations	64,517	(5,971)	(76,617)

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2023, the tax rate in the Argentine Republic was 35%, while as of June 30, 2022 and 2021 it was 34.99% and 30%, respectively.

(ii)	includes reversal of the income tax provision. See “Submission of income tax presentation”.

Deferred tax assets and liabilities of the Group as of June 30, 2023 and 2022 will be recovered as follows:

	06.30.2023	06.30.2022
Deferred income tax asset to be recovered after more than 12 months	4,097	2,076
Deferred income tax asset to be recovered within 12 months	4,512	2,223
Deferred income tax assets	8,609	4,299

	06.30.2023	06.30.2022
Deferred income tax liability to be recovered after more than 12 months	(171,317)	(215,702)
Deferred income tax liability to be recovered within 12 months	(3,683)	(974)
Deferred income tax liability	(175,000)	(216,676)
Deferred income tax liabilities, net	(166,391)	(212,377)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2023 and 2022, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.2022	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	06.30.2023
Assets
Investment properties and Property, plant and equipment	97	(50)	47
Trade and other payables	3,261	2,215	5,476
Tax loss carry-forwards	1,001	1,761	2,762
Borrowings	369	(357)	12
Trade and other receivables	(418)	408	(10)
Others	(11)	333	322
Subtotal assets	4,299	4,310	8,609
Liabilities
Investment properties and Property, plant and equipment	(192,408)	30,378	(162,030)
Trade and other receivables	(823)	(241)	(1,064)
Investments	(67)	(2,458)	(2,525)
Tax inflation adjustment	(22,015)	14,822	(7,193)
Borrowings	-	28	28
Intangible assets	(1,466)	(296)	(1,762)
Others	103	(557)	(454)
Subtotal liabilities	(216,676)	41,676	(175,000)
Assets (Liabilities), net	(212,377)	45,986	(166,391)

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2021	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	Revaluation surplus reserve	06.30.2022
Assets
Investment properties and Property, plant and equipment	1,807	(1,710)	-	97
Trade and other payables	2,660	601	-	3,261
Tax loss carry-forwards	824	177	-	1,001
Borrowings	3,805	(3,436)	-	369
Trade and other receivables	10,378	(10,796)	-	(418)
Others	1,808	(1,819)	-	(11)
Subtotal assets	21,282	(16,983)	-	4,299
Liabilities
Investment properties and Property, plant and equipment	(204,396)	12,523	(535)	(192,408)
Trade and other receivables	(11,626)	10,803	-	(823)
Investments	(9)	(58)	-	(67)
Tax inflation adjustment	(45,957)	23,942	-	(22,015)
Borrowings	6	(6)	-	-
Intangible assets	(265)	(1,201)	-	(1,466)
Others	(494)	597	-	103
Subtotal liabilities	(262,741)	46,600	(535)	(216,676)
Assets (Liabilities), net	(241,459)	29,617	(535)	(212,377)

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

As of June 30, 2023, the Group's recognized tax loss carry forward prescribed as follows:

Date of generation	Date of generation	Total
2018	2023	121
2019	2024	172
2020	2025	472
2021	2026	4,695
2022	2027	1,474
2023	2028	898
Total cumulative tax loss carry-forwards		7,832

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as of June 30, 2023, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 749 as of June 30, 2023 and ARS 399 as of June 30, 2022. Although the Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA Inversiones y Representaciones Sociedad Anónima

22. Leases

The Group as lessee

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 30).

The future minimum payments that the Group must pay under leases are as follows:

	06.30.2023	06.30.2022	06.30.2021
No later than one year	292	220	278
Later than one year and not later than five years	1,538	1,273	1,594
Later than five years	3,539	4,171	5,686
	5,369	5,664	7,558

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

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.2023	06.30.2022	06.30.2021
No later than one year	12,101	5,840	14,222
Later than one year and not later than five years	12,024	15,233	28,489
Later than five years	578	2,746	8,011
	24,703	23,819	50,722

23. Revenues

	06.30.2023	06.30.2022	06.30.2021
Base rent	25,506	21,617	16,186
Contingent rent	19,368	17,885	5,087
Admission rights	3,983	3,012	2,771
Parking fees	2,094	1,242	132
Commissions	1,184	891	559
Property management fees	457	499	542
Others	495	321	864
Averaging of scheduled rent escalation	(6)	(1,148)	2,449
Rentals and services income	53,081	44,319	28,590
Revenue from hotels operation and tourism services	14,961	9,266	3,256
Sale of trading properties	3,807	1,088	3,619
Total revenues from sales, rentals and services	71,849	54,673	35,465
Expenses and collective promotion fund	17,436	14,495	10,415
Total revenues from expenses and collective promotion funds	17,436	14,495	10,415
Total Group’s revenues	89,285	69,168	45,880

IRSA Inversiones y Representaciones Sociedad Anónima

24. Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2023, 2022 and 2021:

	Costs	General and administrative expenses	Selling expenses	06.30.2023
Cost of sale of goods and services	2,014	-	-	2,014
Salaries, social security costs and other personnel expenses	10,788	5,616	683	17,087
Depreciation and amortization	1,342	543	15	1,900
Fees and payments for services	532	1,818	938	3,288
Maintenance, security, cleaning, repairs and others	8,301	992	11	9,304
Advertising and other selling expenses	4,700	8	324	5,032
Taxes, rates and contributions	2,006	582	2,409	4,997
Director´s fees (Note 30) (*)	-	9,070	-	9,070
Leases and service charges	560	180	13	753
Allowance for doubtful accounts, net	-	-	89	89
Other expenses	561	510	29	1,100
Total as of June 30, 2023	30,804	19,319	4,511	54,634

(*) This amount was approved by the Shareholders' Meeting dated on October 5, 2023.

	Costs	General and administrative expenses	Selling expenses	06.30.2022
Cost of sale of goods and services	1,313	-	-	1,313
Salaries, social security costs and other personnel expenses	9,293	4,337	325	13,955
Depreciation and amortization	1,337	662	8	2,007
Fees and payments for services	543	1,454	1,089	3,086
Maintenance, security, cleaning, repairs and others	7,539	960	7	8,506
Advertising and other selling expenses	2,860	-	672	3,532
Taxes, rates and contributions	2,354	460	2,754	5,568
Director´s fees (Note 30)	-	2,836	-	2,836
Leases and service charges	554	181	16	751
Allowance for doubtful accounts, net	-	-	(68)	(68)
Other expenses	326	487	19	832
Total as of June 30, 2022	26,119	11,377	4,822	42,318

	Costs	General and administrative expenses	Selling expenses	06.30.2021
Cost of sale of goods and services	3,534	-	-	3,534
Salaries, social security costs and other personnel expenses	7,914	4,088	515	12,517
Depreciation and amortization	1,455	791	20	2,266
Fees and payments for services	448	807	1,043	2,298
Maintenance, security, cleaning, repairs and others	5,937	967	9	6,913
Advertising and other selling expenses	1,265	-	142	1,407
Taxes, rates and contributions	1,805	439	2,781	5,025
Director´s fees (Note 30)	-	2,988	-	2,988
Leases and service charges	668	126	49	843
Allowance for doubtful accounts, net	-	-	685	685
Other expenses	178	461	23	662
Total as of June 30, 2021	23,204	10,667	5,267	39,138

25. Costs

	06.30.2023	06.30.2022	06.30.2021
Inventories at the beginning of the year (*)	7,241	6,470	62,949
Purchases and expenses	31,183	27,230	4,913
Currency translation adjustment	15	(340)	(20,448)
Transfers	(432)	-	(1,082)
Disposals	(693)	-	-
Deconsolidation	-	-	(16,658)
Inventories at the end of the year (*)	(6,510)	(7,241)	(6,470)
Total costs	30,804	26,119	23,204

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories for the years ended June 30, 2023 and 2022:

	06.30.2023	06.30.2022
Real estate	6,179	6,972
Others	331	269
Total inventories at the end of the year (*)	6,510	7,241

(*) Includes trading properties and inventories.

26. Other operating results, net

	06.30.2023	06.30.2022	06.30.2021
Result from purchase / sale of subsidiary and associates	-	-	130
Realization of currency translation adjustment (*)	428	-	-
Donations	(355)	(323)	(485)
Lawsuits and other contingencies	(7,452)	(596)	(309)
Administration fees	107	80	35
Interest and allowances generated by operating credits	661	276	342
Loss from disposal of property, plant and equipment	(684)	-	-
Others	100	694	(17)
Total other operating results, net	(7,195)	131	(304)

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

27. Financial results, net

	06.30.2023	06.30.2022	06.30.2021
Finance income:
- Interest income	825	998	1,274
- Dividend income	-	-	2
Total finance income	825	998	1,276
Finance costs:
- Interest expenses	(12,131)	(17,873)	(24,655)
- Other finance costs	(1,745)	(1,945)	(2,801)
Subtotal finance costs	(13,876)	(19,818)	(27,456)
Capitalized finance costs	-	-	1,656
Total finance costs	(13,876)	(19,818)	(25,800)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	7,407	3,134	18,799
- Exchange rate differences, net	6,762	31,056	24,818
- Gain / (loss) from repurchase of NCN	199	3,148	(336)
- Gain / (loss) from derivative financial instruments, net	46	70	(1,597)
- Other financial results	(150)	949	(260)
Total other financial results	14,264	38,357	41,424
- Inflation adjustment	14,323	6,012	(5,109)
Total financial results, net	15,536	25,549	11,791

28. Earnings per share

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

	June 30, 2023	June 30, 2022	June 30, 2021
Weighted - average outstanding shares	748	756	550
Adjustments for calculation of diluted earnings per share
Treasury shares	(11)	(23)	-
Warrants	8	8	-
Weighted - average diluted common shares	745	741	550

IRSA Inversiones y Representaciones Sociedad Anónima

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year.

	June 30, 2023	June 30, 2022	June 30, 2021
Profit / (loss) for the year of continuing operations attributable to equity holders of the parent	60,243	74,487	(80,877)
Loss for the year of discontinued operations attributable to equity holders of the parent	-	-	(24,923)
Profit / (loss) for the year attributable to equity holders of the parent	60,243	74,487	(105,800)
Weighted average number of common shares outstanding	748	756	550
Basic earnings per share (i)	80.54	98.53	(192.36)

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares and, as of fiscal year 2021, warrants associated with incentive plans with potentially dilutive effect.

	June 30, 2023	June 30, 2022	June 30, 2021
Profit / (loss) for the year of continuing operations attributable to equity holders of the parent	60,243	74,487	(80,877)
Loss for the year of discontinued operations attributable to equity holders of the parent	-	-	(24,923)
Profit / (loss) for the year per share attributable to equity holders of the parent	60,243	74,487	(105,800)
Weighted average number of common shares outstanding	745	741	550
Diluted earnings per share	80.86	100.52	(192.36)

(i) EPSs for 2022 and 2021 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.

29. Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentives plan (“Incentive Plan”), created on September 30, 2011, which is aimed at certain employees, directors and top management of the Company and Cresud (the “Participants”). Engagement was voluntary and by invitation of the Board of Directors.

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

For the fiscal years ended June 30, 2023 and 2021, the Group has incurred a charge related to the Incentive Plan of ARS 1.18 and ARS 2.31, respectively.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company’s contributions are as follows:

	06.30.2023	06.30.2022	06.30.2021
At the beginning	2.0	2.1	2.4
Granted	-	(0.1)	(0.3)
At the end	2	2.0	2.1

IRSA Inversiones y Representaciones Sociedad Anónima

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 23.5 per share of IRSA. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

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

Contributions made by the Group under the Plan amount to ARS 346 and ARS 218 for the fiscal years ended June 30, 2023 and 2022, respectively.

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

The total remuneration paid to members of senior management for their functions consists of a fixed salary that takes account of the manager's background capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of senior management participate in defined contributions and share-based incentive plans that are described in Note 29.

The aggregate compensation to the Senior Management for the year ended June 30, 2023 amounts to ARS 178.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA. Fundación Museo de los Niños acts as a special vehicle for the development of "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Alto Rosario shopping mall were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal Services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang was a founding partner and sits at the Board of Directors of the Group companies.

Hotel services

Our company and related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary presentation of the balances with related parties as of June 30, 2023 and 2022:

Item	06.30.2023	06.30.2022
Trade and other receivables	7,809	9,447
Investments in financial assets	1,722	6,110
Borrowings	(308)	(358)
Trade and other payables	(8,768)	(2,402)
Total	455	12,797

Related party	06.30.2023	06.30.2022	Description of transaction	Item
New Lipstick LLC	62	65	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	559	589	Other investments	Investments in financial assets
	-	(88)	Others	Trade and other payables
Galerias Pacifico	1,570	1,516	Others	Trade and other receivable
La Rural S.A.	796	530	Loans granted	Trade and other receivable
	-	440	Dividends	Trade and other receivable
	(137)	(11)	Others	Trade and other payables
	2	9	Others	Trade and other receivable
Other associates and joint ventures	1	2	Reimbursement of expenses receivable	Trade and other receivable
	(86)	(132)	Loans obtained	Borrowings
	12	14	Leases and/or rights of use receivable	Trade and other receivable
	45	-	Irrevocable contributions pending subscription	Trade and other receivable
	27	41	Management Fee	Trade and other receivable
	(134)	(135)	NCN	Borrowings
	(70)	(91)	Others	Trade and other payables
	18	108	Others	Trade and other receivable
	1	2	Share based payments	Trade and other payables
Total associates and joint ventures	2,666	2,859
Cresud	-	11	Reimbursement of expenses receivable	Trade and other receivable
	(784)	(897)	Corporate services receivable	Trade and other payables
	427	5,521	NCN	Investment in financial assets
	(252)	(442)	Others	Trade and other payables
	(3)	(6)	Share based payments	Trade and other payables
Total parent company	(612)	4,187
Futuros y Opciones S.A.	1	4	Others	Trade and other receivable
Helmir S.A.	(88)	(91)	NCN	Borrowings
Total subsidiaries of parent company	(87)	(87)
Directors	(7,388)	(785)	Fees for services received	Trade and other payables
	-	1,300	Advances	Trade and other receivable
Rundel Global LTD	736	-	Other investments	Investments in financial assets
Yad Levim LTD	4,739	4,762	Loans granted	Trade and other receivable
Others (1)	(9)	(28)	Leases and/or rights of use receivable	Trade and other payables
	511	591	Others	Trade and other receivable
	(126)	(30)	Others	Trade and other payables
	-	(26)	Management Fee	Trade and other payables
	25	54	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	(1,512)	5,838
Total at the end of the year	455	12,797

(1)	Includes CAMSA, Estudio Zang, Bergel y Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2023, 2022 and 2021:

Related party	06.30.2023	06.30.2022	06.30.2021	Description of transaction
BACS	-	125	276	Financial operations
Metropolitan (1)	-	67	54	Financial operations
BHN Vida S.A	(3)	54	54	Leases and/or rights of use
BHN Seguros Generales S.A.	(1)	52	22	Leases and/or rights of use
Lipstick Management LLC	-	43	30	Financial operations
Comparaencasa Ltd.	75	414	-	Financial operations
La Rural S.A.	-	-	(54)	Leases and/or rights of use
Condor	4	58	901	Financial operations
Otras asociadas y negocios conjuntos	70	293	41	Financial operations
	(63)	(30)	(28)	Leases and/or rights of use
	92	67	-	Corporate services
Total associates and joint ventures	174	1,143	1,296
Cresud	103	132	127	Leases and/or rights of use
	(2,846)	(2,455)	(2,520)	Corporate services
	3,975	(54)	1,164	Financial operations
Total parent company	1,232	(2,377)	(1,229)
Helmir	(25)	2	338	Financial operations
Total subsidiaries of parent company	(25)	2	338
Directors	(9,070)	(2,836)	(2,988)	Fees and remunerations
Senior Management	(178)	(166)	(155)	Fees and remunerations
Rundel Globa LTD	132	-	-	Financial operations
Yad Leviim LTD	215	244	-	Financial operations
Others (2)	15	13	-	Corporate services
	(18)	22	(56)	Leases and/or rights of use
	(23)	37	(6)	Financial operations
	(150)	(136)	(188)	Donations
	(215)	(32)	-	Fees and remuneration
	(100)	(106)	(106)	Legal services
Total others	9,392	(2,960)	(3,499)
Total at the end of the year	8,011)	(4,192)	(3,094)

(1)	On January 31, 2022 Metropolitan 885 3rd Av, LLC was liquidated.
(2)

It includes CAMSA, Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A. and Casposo Argentina Ltd.

The following is a summary of the transactions with related parties for the years ended June 30, 2023 and 2022:

Related party	06.30.2023	06.30.2022	Description of the operation
Quality	(55)	(88)	Capital contributions
Condor	-	(1,865)	Exchange of shares
Comparaencasa	-	(278)	Capital contributions
Total capital contributions	(55)	(2,231)
Cresud	(18,797)	-	Dividend distributed
Helmir	(948)	-	Dividend distributed
Total other transactions	(19,745)	-
Condor	103	7,731	Dividends received
Nuevo Puerto Santa Fe	216	-	Dividends received
Total other transactions	319	7,731

31. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 Investment properties and Note 10 Property, plant and equipment
Exhibit B - Intangible assets	Note 12 Intangible assets
Exhibit C - Investment in associates	Note 8 Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E - Provisions and allowances	Note 15 Trade and other receivables and Note 19 Provisions
Exhibit F - Cost of sales and services provided	Note 25 Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

32. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (3)	Amount (1)	Peso exchange rate (2)	06.30.2023	06.30.2022
Assets
Trade and other receivables
US Dollar	25.58	256.30	6,557	7,358
Euros	0.08	279.42	23	24
Receivables with related parties:
US Dollar	20.31	256.70	5,214	4,881
Total trade and other receivables			11,794	12,263
Investments in financial assets
US Dollar	71.46	256.30	18,314	3,714
Pounds	0.73	326.75	237	211
New Israel Shekel	5.04	69.20	349	1,237
Investments with related parties:
US Dollar	5.87	256.70	1,506	6,174
Total investments in financial assets			20,406	11,336
Cash and cash equivalents
US Dollar	17.01	256.30	4,359	19,885
Euros	0.01	279.42	2	2
New Israel Shekel	0.38	69.20	26	-
Total cash and cash equivalents			4,387	19,887
Total Assets			36,587	43,486

Liabilities
Trade and other payables
US Dollar	16.34	256.70	4,194	2,313
Euros	-	280.50	-	2
Uruguayan pesos	1.31	6.87	9	-
Payables to related parties:
US Dollar	0.05	256.70	12	129
Total Trade and other payables			4,215	2,444
Borrowings
US Dollar	338.09	256.70	86,787	134,744
Borrowings with related parties
US Dollar	1.13	256.70	291	300
Total Borrowings			87,078	135,044
Derivative financial instruments
US Dollar	0.02	256.70	6	34
Total derivative financial instruments			6	34
Lease liabilities
US Dollar	11.34	256.70	2,910	2,404
Total lease liabilities			2,910	2,404
Provisions
New Israel Shekel	80.00	69.20	5,536	-
Total Provisions			5,536	-
Total Liabilities			99,745	139,926

(1)	Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2)	Exchange rate as of June 30, 2023, according to Banco Nación Argentina records.
(3)	The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

33. Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC which were deconsolidated in previous years (see Note 4.G to the Consolidated Financial Statements as of June 30, 2021) and the results of the comparative fiscal years have been reclassified.

	06.30.2023	06.30.2022	06.30.2021
Revenues	-	-	133,783
Costs	-	-	(108,552)
Gross profit	-	-	25,231
Net loss from fair value adjustment of investment properties	-	-	(98)
General and administrative expenses	-	-	(15,399)
Selling expenses	-	-	(14,669)
Other operating results, net	-	-	5,006
Profit from operations	-	-	71
Share of profit of associates and joint ventures	-	-	2,542
Profit before financial results and income tax	-	-	2,613
Finance income	-	-	1,858
Finance cost	-	-	(24,395)
Other financial results	-	-	1,613
Financial results, net	-	-	(20,924)
Loss before income tax	-	-	(18,311)
Income tax	-	-	978
Loss from operations that are discontinued	-	-	(17,333)
Loss for loss of control	-	-	(14,212)
Loss from discontinued operations	-	-	(31,545)

Loss for the year from discontinued operations attributable to:
Equity holders of the parent	-	-	(24,923)
Non-controlling interest	-	-	(6,622)
Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	-	(45.31)
Diluted	-	-	(45.31)

IRSA Inversiones y Representaciones Sociedad Anónima

34. Other relevant events of the year

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting resolved:

-	The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
On October 31, 2022, the Board of Directors established the payment thereof in cash.
-	The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

On November 8, 2022, the Company distributed among its shareholders a cash dividend of ARS 4,340 million, equivalent to 541.4380% of the Share Capital, an amount of ARS 5.41438 per share and an amount of ARS 54.1438 per ADR (Argentine Pesos per ADR).

The amounts are expressed in the closing currency as of June 30, 2022 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414.

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the year ended June 30, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 106,246 were received, for converted warrants of 245,821 to common shares. Amounts in USD are expressed in integers.

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On April 27, 2023, the Ordinary and Extraordinary Shareholders’ Meeting resolved:

-

Capital Stock increased from ARS 811 million to the sum of ARS 7,364 million, through the partial capitalization of the share premium and the resulting issuance of 6,553 will be distributed to the shareholders according to their equity interest.

-	Change of the par value of the shares from ARS 1 to ARS 10.
-	Distribution of a cash dividend for ARS 21,900 million, in proportion to the shareholders’ equity interest.

On May 5, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 21,900 million equivalent to 2,731.3451% of the stock capital, an amount per share of ARS 27.3135 and an amount per ADR of ARS 273.1345 (Argentine Pesos per ADR).

The amounts are expressed in currency as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions

Because of the payment of cash dividends made on May 5, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.0442. Post-dividend ratio: 1.1719.

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.414. Post-dividend price: USD 0.3689.

The other terms and conditions of the warrants remain the same.

IRSA Inversiones y Representaciones Sociedad Anónima

35. Economic context in which the Group operates

The Company operates in a complex economic context, whose main variables have, and are expected to continue to show, strong volatility at the national level.

The year 2023 is being complex for the Argentine economy. It began with a historic drought that implied a drop in exportable agricultural production and, consequently, a loss of foreign exchange income of around USD 20,000 million. This had an impact on the diminished reserves of the Central Bank and on tax revenues. The combination of both exacerbated macroeconomic imbalances and led to the goals agreed upon in the Extended Facilities Agreement with the International Monetary Fund (IMF) not being met during the first half of the year, forcing a renegotiation. Although an agreement was reached that would make it possible to carry out the planned disbursements, it generated greater volatility in the exchange and financial markets, with its corresponding impact on inflation. Additionally, the lack of foreign currency generated a hardening of the conditions to access them and for the payment of goods and services from abroad.

Likewise, 2023 is an electoral year and it is likely that volatility and uncertainty rise in the second half.

The main indicators in our country are:

•	Gross Domestic Product (GDP) drop in 2023 after two years of post-pandemic recovery.

•	Accumulated inflation as of August 2023 reached 80.2%. Year-on-year inflation in July reached 124.4%, a triple-digit level that is expected to be sustained for the remainder of the year (CPI).

•	Between January 1 and August 31, 2023, the peso depreciated 97.8% against the US dollar, according to the exchange rate of Banco de la Nación Argentina.

•	The monetary authority imposed greater exchange restrictions, which also affect the value of foreign currency in existing alternative markets for certain restricted exchange transactions in the official market.

These measures aimed at restricting access to the exchange market in order to contain the demand for dollars imply the request for prior authorization from the Central Bank for certain transactions, the following being applicable to the Company:

-	The payment of import of services to related companies abroad
-	The formation of external assets and operations with derivatives
-	The payment of capital and interest of foreign financial indebtedness with related counterparties

Additionally, the exchange regime already determined as mandatory the entry and settlement in national currency of the funds obtained as a result of the following operations and concepts:

-	Exports of goods
-	Service export charges
-	Collections of pre-financing, advances and post-financing for the export of goods
-	Disposal of non-produced non-financial assets
-	Foreign financial debts, in the event that the counterparty is a third party and the principal and interest are to be paid through the exchange market.

Likewise, the exchange authority requires the presentation of a series of affidavits to access the exchange market; among which it undertakes not to operate with securities since in case of doing so, it would generate a period of inhibition to access the exchange market.

These exchange restrictions, or those issued in the future, could affect the Company's ability to access the Official Exchange Market (MULC) to acquire the necessary currencies to meet its financial obligations. Assets and liabilities in foreign currency as of June 30, 2023 have been valued considering the current prices in the MULC.

The aforementioned exchange restrictions have not prevented the Company from complying with its financial obligations, both for the payment of interest and for the successful refinancing of its debt. The Company has been reducing its debt since 2020, lowering the cost of financing and diversifying its exposure by currency. To date, it has a conservative capital structure in terms of its cash flow and consolidated assets, and it is not expected that its ability to meet the financial commitments of the next twelve months may be affected.

IRSA Inversiones y Representaciones Sociedad Anónima

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements.

       The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its patrimonial and financial situation. The Company's Consolidated Financial Statements must be read in light of these circumstances.

36. Subsequent events

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor with a total of 1,142 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was set at USD 12.2 million, which had already been paid. After this operation, IRSA retains ownership of 6 floors with an approximate rental area of 7,332 m2 in addition to parking spaces and other complementary spaces.

On October 5, 2023, IRSA signed the deed for the sale of two floors for a total of 2,213 square meters, 18 parking spaces, and 6 complementary units of the same building. The transaction price was set at ARS 12,674.6 million, which had already been paid.

“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 633 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 500,000 through the provision of services by the buyer.

Repurchase of Own Shares

On August 7, 2023, the Company reported that as of August 4, 2023, the Company proceeded with the repurchase of common shares, and a total of 4,608,962 common shares were repurchased, representing approximately 37.92% of the approved program.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing of 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

General Ordinary Shareholders’ Meeting - IRSA

On September 5, 2023, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 5, 2023, to address, among other topics, the following:

-

-Allocation of net income for the fiscal year ended June 30, 2023 for ARS 57,350.9 million, as follows: (i) to the legal reserve for ARS 2,867.5 million, in accordance with the laws in force; (ii) the balance of ARS 54,483.3 million to the distribution of a dividend to the shareholders in proportion to their shareholding interests for up to ARS 64,000 million payable in cash and/or in kind, to which effect it is proposed to reverse the reserve for distribution of future dividends for up to ARS 8,984.9 million and the special reserve for up to ARS 531.8 million to complete the proposed dividend distribution amount.

-	Consideration of the distribution of up to 13,928,410 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

IRSA Inversiones y Representaciones Sociedad Anónima

-

Consideration of approval of extension of Global Note Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, to be paid in cash and/or in kind for a maximum outstanding amount of up to USD 750 million or its equivalent in other currencies or value units, as approved by the shareholders’ meeting dated March 20, 2019 (the “Program”) for a term of five years or such longer term as permitted by the applicable laws.

-

Consideration of (i) delegation to the board of directors of the broadest powers to implement the extension of the Program and to determine all the Program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, the increase or decrease of the amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the extension of the Program and/or the implementation of the increase or decrease of its amount and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the extension of the Program and/or the increase and/or decrease of its amount and/or the issuance of the various series and/or tranches of notes under the Program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting approved the topics addressed by the Board of directors.

Share repurchase program. Modification of Maximum Price

On September 5, 2023, we inform that our Board of Directors, by virtue of the powers granted at the meeting of the Board held on June 15, 2023, in connection with the creation of the share repurchase program for up to ARS 5,000,000,000 (five billion pesos) pursuant to the terms of Section 64 of Law 26,831 and the Rules of the CNV, had resolved to modify the acquisition price of the Company’s own shares establishing a maximum value of USD 9.0 (nine U.S. dollars) per GDS and up to a maximum value in Pesos of ARS 720 (seven hundred and twenty pesos) per share, maintaining the remaining terms and conditions duly communicated.

Change in the total amount of shares and its nominal value

On September 13, 2023, we announced that our shareholders’ meeting held on April 27, 2023, approved: (i) an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and (ii) changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Also, regarding the GDS holders, we instruct the GDS Depositary to process the reverse split, at the same rate as mentioned above for the ADR program, effective October 3, 2023.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was be assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after de indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

IRSA Inversiones y Representaciones Sociedad Anónima

   Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants – Modification on Ratio and Price

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

•	Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

•	Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

•	Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

•	Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

Exercise of Warrants

On September 29, 2023, we informed that between September 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares. Therefore, a total of 63,039 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 27,247 were collected by the Company. Amounts in USD are expressed in integers.

After the exercise of these warrants, the number of shares of the Company increased from 736,354,245 to 736,421,306 with a face value of ARS 10, the stock capital increases from 7,363,542,450 to 7,364,213,060, and the new number of outstanding warrants decreased from 79,709,301 to 79,646,262.

