Form 20-F
period 2024-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2024-10-23
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Tel.: +54 (11) 4323-7449 - ir@irsa.com.ar

Carlos M. Della Paolera 261, 9th Floor, (C1001ADA) - City of Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	IRS	New York Stock Exchange
Common Stock, par value ARS 10.00 per share		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 741,459,162.

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires Argentina	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADS”: American Depositary Shares;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos);
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022, and the notes thereto;
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of IRSA Inversiones y Representaciones S.A.;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“Caja de Valores”: Caja de Valores S.A.;
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV;
•	“Code”: Internal Revenue Code of 1986, as amended;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the coronavirus, pneumonia originating in Wuhan, China;
•	“COPREC”: Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo);
•	“CPI”: Cumulative Variation of the Consumers Prices Index;
•	“CPF”: Collective Promotion Fund;
•	“Credit Card Law”: Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361;
•	“CRESUD”: Cresud S.A.C.I. F. y A.;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“Deposit Agreement”: the deposit agreement, dated as of as of May 24, 1994, as amended and restated as of December 12, 1994, as amended and restated as of November 15, 2000, between us and the GDS Depositary
•	“Dolphin B.V”: Dolphin Netherlands B.V.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Fair Price Provision”: fair price provision included to the Company’s bylaws;
•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“FPC”: Building administration expenses and collective promotion funds (Fondo de Promoción Colectiva);
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad Autónoma de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDRs”: Global Depositary Receipts, which represent the GDSs;
•	“GDSs”: Global Depositary Shares each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement;
•	“GDS Depositary”: The Bank of New York;
•	“GLA”: Gross Leasable Area;

i

•	“HASAU”: Hoteles Argentinos S.A.U.;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment;
•	“IFRS Accounting Standards”: International Financial Reporting Standards Accounting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“IMF”: International Money Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA” or “the Company”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MAE”: Mercado Abierto Electrónico S.A.;
•	“MERCOSUR”: Common Market of the South;
•	“Metropolitan”: Metropolitan 885 3rd Ave;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Pamsa”: Panamerican Mall S.A.;
•	“Paris Club 2014 Settlement Agreement”: settlement agreement between Argentina and Paris Club members dated May 29, 2014;
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“Program”: Global Note Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, to be paid in cash and/or in kind for a maximum outstanding amount of up to USD 750,000,000 or its equivalent in other currencies or value units, as approved by the shareholders’ meeting dated March 20, 2019;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“SAF Agreement”: agreement executed between Argentina and the IMF on January 28, 2022 to refinance indebtedness;
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“TAP”: Tax on Personal Assets;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAM”: Vista al Muelle S.A.;
•	“VAT”: Value Added Tax;
•	“Warrants”: refers to the right to subscribe shares of the Company approved at the shereholder´s meeting of the Company on October 30,2019;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2013 COSO Report”: Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission;
•	“2022 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on March 11, 2022 by the Board of Directors;
•	“2023 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on June 15, 2023 by the Board of Directors.

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America, other developed and/or emerging markets;

•	the policies of the new administration in Argentina, including the ability of the new administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, including volatility in domestic and international financial markets;

•	inflation and interest rates;

•	fluctuations and decreases in exchange rates relative to the Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulation and changes in law or in the interpretation by courts;

•	price fluctuations in the real estate market;

•	political, civil and armed conflicts;

•	risks related to climate change;

•	impact of the spread and variants of infectious diseases, including the Covid-19, on our business;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations in the aggregate principal amount of Argentine public debt outstanding and default on Argentina’s of sovereign debt;

•	the impact on the negotiation with the IMF and the restructuring of Argentina’s sovereign debt with the IMF and the Paris Club;

iii

•	governmental intervention in the private sector and in the economy;

•	restrictions on transfer of foreign currencies and other exchange controls;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	our ability to retain key members of our senior management, and our relationship with our employees;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	threats of cybersecurity breaches;

•	deterioration of regional, national or global businesses and economic conditions;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	an increase and/or creation of taxes;

•	changes in current regulations related to urban and commercial leases;

•	incidents of government corruption that adversely impact the development of our real estate projects;

•	the risk factors discussed under “Risk Factors”.

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

iv

References to “GDSs” are to the Global Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement, between us, The Bank of New York, as depositary (the “GDS Depositary”), and the owners and holders of the GDSs issued from time to time thereunder, and references to “GDRs” are to the Global Depositary Receipts, which represent the GDSs.

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with IFRS Accounting Standards, as issued by the IASB and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our audited Consolidated Financial Statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022, and the notes thereto (our “Audited Consolidated Financial Statements”) are set forth on pages F-1 through F-90 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 22, 2024 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

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

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos”, “peso” or “ARS” are to Argentine pesos, and references to “U.S. dollars,” “dollars” or “USD” are to United States dollars.

We have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 912.00 per USD 1.00 as of June 30, 2024. The average seller exchange rate for fiscal year 2024, quoted by Banco de la Nación Argentina was ARS 614.03. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 984.50 per USD 1.00 as of October 18, 2024. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

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

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2022	125.13	95.66	105.27	125.13
June 30, 2023	256.50	125.35	179.71	256.50
June 30, 2024	910.50	257.70	613.03	910.50
Month ended:
July 31, 2024	931.00	912.50	922.14	930.50
August 31, 2024	952.00	931.50	941.30	952.00
September 30, 2024	969.00	951.50	960.31	969.00
October, 2024 (through October 18, 2024)	983.00	969.50	975.69	983.00

_______________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	We depend on macroeconomic and political conditions in Argentina.

•	Economic and political developments in Argentina, and future policies of the new Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities.

•	Certain measures that may be taken by the new Argentine Government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

•	Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

•	Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

•	Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

•	The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

Risks Relating to our Business

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	Our performance is subject to the risks associated with our properties and with the real estate industry.

•	We could be adversely affected by decreases in the value of our investments.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	We may face risks associated with acquisitions of properties, our future acquisitions may not be profitable and the properties we acquire may be subject to unknown liabilities.

Risks Relating to our Investment in Banco Hipotecario

•	The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

•	The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

•	Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

•	Banco Hipotecario operates in a highly regulated environment and its operations are subject to capital controls regulations adopted by several regulatory agencies.

Risks Relating to our GDSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and GDSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

•	Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

•	The warrants are exercisable under limited circumstances and will expire.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high inflation levels, and currency devaluation. Argentina’s sustainable economic growth depends on a variety of factors, such as international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, consumer and foreign and domestic investor confidence, a stable inflation rate, national employment levels, and the circumstances of Argentina’s regional trade partners.

According to the World Bank, the Argentine economy decreased by 1.6% in 2023, due to persistent macroeconomic imbalances and a severe droughts that caused a 26.0% decrease in agricultural production. The World Bank estimated that Argentina’s real GDP will decrease by 2.8% in 2024 due to the measures announced by the Argentine Government, which include the realignment of relative prices and the elimination of fiscal and external imbalances. During 2024, public spending and inflation rates in Argentine have decreased, however, inflation remained high. The World Bank also estimated that the Argentine economy will grow by 5.0% in 2025, mainly as a result of improved weather conditions, investments in the energy sector, and the recovery of agricultural production. However, these estimates may not be met.

The Argentine economy remains vulnerable and unstable, given that investment as a percentage of GDP remains low to sustain the growth rate of recent decades, the supply of energy or natural gas may not be sufficient to meet the increase in industrial activity (thus limiting industrial development) and consumption, and unemployment and informal employment remain high. According to a Morgan Stanley Capital International (“MSCI”) release of June 2021, Argentina was considered an emerging market until June 2021, when it was classified as a “standalone market”. Standalone markets are considered to present additional risks such as government restrictions that may limit investments and risks associated with political developments. In addition, protests or strikes may negatively affect the stability of the political, social, and economic environment and could negatively impact global financial market confidence in the Argentine economy.

On November 19, 2023, a presidential runoff election took place in Argentina between Javier Milei, candidate of “La Libertad Avanza”, and Sergio Massa, candidate of “Union por la Patria”, with Javier Milei being elected President of Argentina with 55.69% of the votes. Following the 2023 elections, La Libertad Avanza has 7 of the 72 representatives in the Senate and 41 of the 257 representatives in the Chamber of Deputies.

The new Argentine administration faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, eliminating exchange controls, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy. Since the new Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future. However, several of these measures are being challenged in Congress and submitted to judicial proceedings.

The Argentine economy may be affected if political and social pressures inhibit the Argentine Government’s implementation of policies designed to control inflation, generate growth, and improve consumer and investor confidence, or if the policies implemented by the Argentine Government to achieve these goals are unsuccessful. These developments could materially affect our financial condition and the results of our operations.

We cannot assure you that a decline in economic growth or political conditions in Argentina will not adversely affect our business, financial condition or results of operation and cause the market value of our GDSs and our common shares to decline.

Economic and political developments in Argentina, and future policies of the new Argentine Government may adversely affect the Argentine economy and the sectors in which we perform our activities.

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In recent history, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls, and exchange controls.

In times of economic, social, or political crisis, companies operating in Argentina may face the risk of strikes, expropriations, nationalizations, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes

The success of these measures, or other measures that the Argentine Government and/or the Central Bank may implement in the future, are subject to uncertainty and any further depreciation of the Argentine Peso, further inflation, or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses. Furthermore,

Additionally, there is no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the Argentine Government could undermine our ability to pay dividends on our GDSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

For more information, please see “Item 10. Additional Information – D. Exchange Controls”.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our GDSs, our business, financial condition and/or results of operation.

Certain measures that may be taken by the new Argentine Government, or changes in policies, laws and regulations, may adversely affect the Argentine economy and, as a result, our business, financial condition and results of operations.

The Argentine Government has exercised substantial control over the economy, including through the regulation of market conditions and prices.

On December 27, 2023, the new Argentine Government sent to Congress a bill named “Bases y Puntos de Partida para La Libertad de los Argentinos,” (the “Omnibus Law”). The Omnibus Law is an extensive bill that includes liberal economic measures and a strong fiscal adjustment, and aims to deregulate the Argentine economy, modernize the government organizational chart by reducing ministries and structures of the Argentine Government, ease labor laws, and privatize state-owned companies.

 In February 2024, the Argentine Government withdrew the first bill of the Omnibus Law from the Argentine Congress. As a result, work began on a new Omnibus Law bill, along with a tax reform. In order to secure the approval of both the Omnibus Law and the tax reform, the Argentine Government made numerous changes to the bill. Unlike the first bill, the second bill of the Omnibus Law was reduced from over 500 sections to 232. In April 2024, the Argentine Government sent a new bill of the Omnibus Law and the tax reform bill to the Argentine Congress. In June 2024, these bills were approved by the Argentine Congress and the Senate after several discussions. We cannot predict how the Omnibus Law and the tax reform will affect our business and the results of our operations. For more information regarding the Omnibus Law and the tax reform please see “Item. 10 – Additional Information – D. Exchange Control – Law No. 27,742 – “Ley De Bases y Puntos de Partida para la Libertad de los Argentinos or Omnibus Law” and “Law No. 27,743 – Medidas Fiscales Paliativas y Relevantes.”

On December 21, 2023, the new Argentine Government issued Emergency Decree No. 70/2023, named “Bases para la Reconstrucción de la Economía Argentina.” The Decree No. 70/2023 declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025, among other matters. As of the date of this Annual Report, this decree remains under congressional and judicial review, although it became effective on December 29, 2023. If this the Decree No. 70/2023 is repealed, it will cease to be valid, without prejudice to rights acquired during its validity, in accordance with Law No. 26,122.

In addition, the new Argentine Government announced that it intends to dollarize the Argentine economy. Historically, the Argentine Government’s actions regarding the economy, including decisions on interest rates, taxes, price controls, wage increases, greater worker benefits, exchange controls, and potential changes in the foreign exchange market, have had a substantial adverse effect on Argentina’s economy. The measures implemented by the new Argentine Government could have a negative impact on the Argentine economy, which could negatively affect our financial condition or our operating results.

Private economists broadly agree that the direct involvement by the Argentine government in the economy, including through expropriations, price controls, exchange controls, and other measures, have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets, and Argentina’s commercial and diplomatic relations with other countries. If the level of the Argentine Government intervention in the economy continues or increases, the Argentine economy, and in turn our business, results of operations and financial condition could be adversely affected.

Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.

Historically, inflation has significantly affected the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High inflation rate could also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy, and food prices, among other factors. The accumulated CPI variation was 211.4% in 2023, 94.8% in 2022, and 50.9% in 2021 (as of December 31 of each year). Additionally, CPI figures were reported as 20.6%, 13.2%, 11.0%, 8.8%, 4.2%, 4.6%, 4.0% and 4.2% for January, February, March, April, May, June, July and August 2024, respectively. As of September 30, 2024, inflation was recorded at 3.5%, bringing the cumulative inflation for the year 2024 to 101.6%, and the year-over-year inflation rate was 209.0%.

On October 4, 2024, the Central Bank published its market expectations survey, which reported an estimated inflation rate of 3.4% for October 2024 and an inflation rate of 123.6% for 2024. After Javier Milei assumed the presidency, the Argentine peso was devaluated by approximately 50%, with the exchange rate increasing from approximately ARS 400 per USD 1 to approximately ARS 800 per USD 1. This was immediately reflected in prices, with the inflation rate in December 2023 reaching 25.5%. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit for companies. Additionally, a portion of Argentina’s debt remains tied to the CER, a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our results of operation, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our results of operation and cause the market value of our GDSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to maintain inflation control and the potential impact of such policies. We cannot assure that inflation rates will not increase in the future or that the measures taken or to be taken by the Argentine Government to control inflation will be effective or successful in the long term. High inflation rates continue to pose a challenge for Argentina.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

Argentine administrations prior to the current Argentine administration significantly increased public spending. Argentina recorded primary deficits of 3%, 2.4%, and 2.9% of GDP in 2021, 2022, and 2023, respectively. The primary fiscal deficit amounted to ARS 1,991,316.1 million in December 2023 (equivalent to 1.05% of GDP), resulting in a total primary deficit of ARS 5,483,305.3 million for the year 2023.

The current administration has indicated its intention to reduce the fiscal deficit by reducing public spending. Measures taken to achieve this include (i) devaluing the Argentine peso by 50% against the U.S. dollar; (ii) suspending public works; (iii) reducing subsidies for energy and transportation services; (iv) halting official advertising; and (v) reducing the number of ministries and secretariats. In January 2024, a financial surplus of ARS 518,408 million was recorded, followed by surpluses of ARS 338,112 million in February 2024, ARS 276,638 million in March 2024, ARS 17,409 million in April 2024, ARS 1,183,571 million in May 2024 and ARS 238,189 million in June 2024, a deficit of ARS 600,957 million in July 2024, a surplus of ARS 3,531 million in August 2024 and ARS 466,631 million in September 2024. As a result, the Argentine public sector recorded six consecutive months of financial surpluses for the first time since 2008, accumulating a year-to-date surplus after interest equivalent to approximately 0.4% of GDP with a primary surplus of approximately 1.7% of GDP, for the nine month period ended September 30, 2024.

The Argentine Government’s inability to access capital markets to finance its deficit or reliance on other sources of financing may negatively impact the economy and could also limit access to capital markets for Argentine companies, which could adversely affect our business, financial condition, and results of operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair our ability to access international credit markets to finance our operations in Argentina.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operation, financial condition, the value of our securities, and our ability to meet our financial obligations. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, in August 2020, the Argentine Government successfully negotiated the debt restructuring of Argentine bonds representing approximately USD 65 billion owed to several bondholders.

On January 28, 2022, Argentina signed an agreement with the IMF (the “SAF Agreement”) to refinance indebtedness for more than USD 40 billion, which Argentina originally incurred with the IMF in 2018. Argentina and the IMF agreed on certain measures related to the reduction of public spending. The SAF Agreement was approved by the Argentine Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development. On September 19, 2022, IMF staff and the Argentine authorities reached an agreement on an updated macroeconomic framework and associated policies needed to complete the second review under the SAF Agreement. On December 22, 2022 the Board of the IMF concluded the third review of the SAF Agreement, which allowed an immediate disbursement of approximately USD 6 billion. On March 13, 2023, the IMF approved the fourth revision of the SAF Agreement and authorized the disbursement of approximately USD 5.3 billion. On August 23, 2023, the IMF approved the fifth and sixth revisions to the SAF Agreement, resulting in a new disbursement of USD 7.5 million. On October 31, 2023, the Argentine Government made payments of approximately USD 2.6 billion to the IMF corresponding to the maturities set forth by the SAF Agreement for October 2023. After these payments, the Central Bank’s reserves were USD 21.8 billion. In December 2023, a USD 960 million bridge loan was approved between Argentina and the Development Bank of Latin America and the Caribbean to allow Argentina to continue implementing SAF Agreement. In February 2024 and June 2024, the IMF completed the seventh and eighth review of the SAF Agreement, which resulted in a disbursement of approximately USD 4.7 billion and USD 800 million in favor of Argentina, respectively. As of the date of this Annual Report, Argentina has achieved the targets under the SAF Agreement for the first quarter of 2024. The ninth review under the SAF Agreement is ongoing which could result in a new disbursement for Argentina.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the USD 2,100 million payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). On April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, mainly seeking an extension of the maturity dates and a significant reduction in the interest rate. On June 22, 2021, Argentina’s Minister of Economy announced that the Argentine Government obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. Pursuant to such agreements, Argentina should have reached a restructuring agreement with the Paris Club members by March 31, 2022. However, on March 31, 2022, such agreement was extended until July 31, 2022 and, on May 31, 2022, it was further extended until September 30, 2024. On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club. The agreement is an addendum to the Paris Club 2014 Settlement Agreement and recognizes a principal amount of USD 1,971 million, extending a repayment period of thirteen semi-annual installments, starting in December 2022 and to be finally cancelled in September 2028. Pursuant to this new agreement, the interest rate was improved from 9% to 3.9% in the first three installments, with a gradual increase to 4.5%. The payment profile implies an average semi-annual payment of USD 170 million (principal and interest included). During 2024, Argentina will repay 40% of the principal due.

In 2009, Argentina signed a swap agreement with China (the “Swap”) for CNY 70 billion (approximately USD 9.9 billion), pursuant to which the Central Bank provides pesos to the People’s Bank of China (the “PBOC”), and the PBOC provides yuan to the Central Bank. In June 2024, the Argentine Government reached an agreement with the People’s Republic of China to refinance the Swap, pursuant to which the Central Bank certain maturity dates were extended to 2025 and 2026. The Swap is expected to reach its final maturity in mid-2026.

We cannot predict how these agreements and the policies developed based on them will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access such markets), in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

Fluctuations in the value of the Peso could adversely affect the Argentine economy as well as our financial condition and results of operations.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. dollar, or how such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of August 30, 2024, the international reserves of the Central Bank totaled USD 26,719 million. Additionally, as of the date of this Annual Report, the Argentine peso has depreciated by approximately 21.7% against the U.S. dollar during 2024.

We cannot assure that the official exchange rate will not fluctuate significantly in the future. Fluctuations in the value of the peso may also adversely affect the Argentine economy, as well as our products, our financial condition and results of operation. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

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

Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 21% above the official exchange rate as of December 31, 2023, and approximately 18% above the official exchange rate as of October 18, 2024. Following the change in the Argentine Government, the official exchange rate has exceeded ARS 800, including an amount to which the current taxes, if applicable, must be added, thus exceeding the “MEP” dollar, “CCL” dollar, and “blue” dollar rates, thereby narrowing the gap between these exchange rates. In this regard, the Argentine Government may maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially altering the exchange rate at which we acquire foreign currency to service our foreign-currency-denominated liabilities.

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

In 2023, Argentina faced another severe drought, which resulted in losses of USD 20.0 billion. The negative impact of the 2018 and 2023 droughts has been exacerbated by the historically low levels of the Paraná river (Argentina’s main river) and numerous fire outbreaks across several Argentine provinces in 2022. These environmental factors have further affected the agricultural sector in Argentine.

In September 2023, the El Niño phenomenon affected the Argentine economy. El Niño typically increases the frequency and intensity of precipitation but also brings higher risks of flooding, river overflows, and severe storms. The impact of El Niño on Argentina remains unpredictable.

As of August 2024, due to the decrease in prices, Argentina lost approximately USD 1.55 billion in foreign exchange from soybean and corn complex exports compared to May 2024. On May 10, 2024, the FOB export price of soybeans and corn was USD 445 per ton and USD 206 per ton, respectively, and as of August 2024, the FOB export price of soybeans and corn was decreased to USD 43 per ton and USD 181.25 per ton, respectively. These decreases were driven by a global increase in soybean production, which increased from 395 million tons in 2023 to 428 million tons in 2024. The loss in foreign exchange could affect the Argentine Government’s objective to increase U.S. dollar inflows through the liquidation of agricultural exports and mostly of soybean which is Argentina’s main export commodity.

In addition, the conflict between Russia and Ukraine, the conflict between Israel and Hamas in the Gaza Strip and the conflict between Israel and Hezbollah have generated increases in the international prices of oil, gas, and commodities, including those produced by Argentina. A long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect in the agricultural sector and therefore in the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures. In addition, such circumstances could have a negative impact on the Argentine Government’s tax revenues and on the availability of foreign currency. Any such developments may adversely affect Argentina’s economy and, as a result, our business, results of operations and financial condition.

The interruption of the publication of Argentine economic indexes or changes in their calculation methodologies could affect the projections made by the Company.

In 2014, the INDEC established a new consumer price index, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. Faced with the credibility of the CPI, as well as other indices published by the INDEC, being called into question, the Argentine Government declared a state of administrative emergency for the national statistical system and the INDEC on January 8, 2016, based on the determination that INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, inflation, and foreign trade data, as well as poverty and unemployment rates. The INDEC temporarily suspended the publication of certain statistical data until the reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. In 2017, the INDEC began publishing a National CPI, which is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas, including each of Argentina's provinces.

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 643 million and Euro 1,330 million, respectively. The Argentine Government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine Government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million along with the applicable interests.

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

On September 1, 2019, through Emergency Decree No. 609/2019, and as a consequence of economic instability and uncertainty, the depreciation of the Argentine peso, and rising inflation rates, President Macri's administration and the Central Bank implemented a series of monetary and exchange control measures. These included restrictions on the accessibility of funds deposited in financial institutions and on the transfer of funds abroad without prior approval from the Central Bank. It was established that the proceeds from the export of goods and services must be brought into the country in foreign currency and/or traded on the foreign exchange market under conditions and within timeframes set by the Central Bank. Furthermore, access to the foreign exchange market for the purchase of foreign currency and precious metals and for transfers abroad was subject to prior approval of the Central Bank, based on objective guidelines in accordance with the conditions in force in the exchange market, and distinguishing the situation of human persons from that of legal entities.

The duration of these measures was extended, and additional restrictions were introduced through the enactment of Law No. 27,541 on Social Solidarity and Productive Reactivation, which includes a new tax on certain foreign currency purchases by Argentine individuals and legal entities. Increased volatility, appreciation or depreciation of the peso against the U.S. dollar, or a decrease in the Central Bank reserves due to exchange rate interventions, could adversely affect the Argentine economy, our ability to meet our obligations, and the value of our shares. Certain restrictions in Argentina affect the ability of companies to access the MULC to purchase foreign currency for transferring funds abroad, servicing debt, making payments outside of Argentina, and other operations, requiring, in some cases, prior approval from the Central Bank. The current Argentine foreign exchange regulations set forth in the Central Bank’s Communication “A” 7953 and its amendments impose certain exchange controls, such as prior approval of the Central Bank, to the following: (i) dividend payments; (ii) access to the foreign exchange market for non-residents, except for specific exemptions; (iii) repatriation of direct investments; and (iv) the establishment of foreign assets, remittance of family assistance, and the formation of guarantees and operational payments related to derivative transactions for resident individuals.

On October 10, 2023, the CNV published General Resolution No. 981 in the Official Gazette, which temporarily prohibited the payment of dividends to the Company’s GDS holders as a result of restrictive measures applicable to access to the MULC. This regulation, by limiting the daily amount of operations, (i) prevented the implementation of the mechanism established in the deposit agreement with BONY to obtain the U.S. dollars necessary for the payment of dividends to GDS holders in their foreign accounts; (ii) hindered the implementation of the alternative procedure established in the deposit agreements; and (iii) created unequal treatment between local and foreign holders (since local shareholders received their dividends on the agreed date while GDS holders could not yet receive them due to the aforementioned regulation, and it was unclear when they would be able to do so). After the Company filed a waiver request with the CNV, on November 30, 2023, the CNV issued General Resolution No. 984, which eased the regulations to allow the payment to be made abroad. We cannot assure that in the future new regulations issued by the Central Bank and/or the CNV will not be implemented that would prevent us from making dividend payments to GDS holders in a timely manner.

In December and April 2023, the Central Bank imposed additional restrictions through Communication “A” 7914, which established the obligation to disclose the individuals or legal entities that exercise direct control over the party accessing the foreign exchange market and that form part of the same economic group, and Communication “A” 7746, which modifies the timeframes to access the MULC. These measures could adversely affect Argentina's global competitiveness, discourage foreign investment and loans from foreign investors, or increase the outflow of foreign capital, which could have an adverse effect on Argentina’s economic activity and could adversely affect our business and results of operations or impair our ability to pay dividends in U.S. dollars or prevent us from servicing our international debt.

We cannot predict how these restrictions and/or their removal may evolve, particularly regarding limitations on transferring funds abroad. Despite the gradual lifting of certain foreign exchange restrictions made by the new administration, the Argentine Government may impose new exchange controls or restrictions on capital transfers and adopt other policies that may limit or restrict our ability to access international capital markets, make payments of principal and interest and other additional amounts outside the country (including payments related to our notes), or import certain products or goods that we use as inputs.

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

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. Argentina ranked 98 of 180 in the Transparency International’s 2023 Corruption Perceptions Index.

As of the date of this Annual Report, there are several ongoing investigations into allegations of money laundering and corruption, which have negatively impacted the Argentine economy and political environment. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption.

These measures include creating a special prosecutor’s office in charge of investigations involving national and provincial officials related to illicit enrichment and asset increases, plea bargains in exchange for cooperation with the judiciary in corruption investigations, greater access to public information, the seizure of assets from officials prosecuted for corruption, expanded powers for the Anti-Corruption Office, and the enactment of a new public ethics law, among others. We cannot guarantee that the implementation of these measures will be successful or that, once implemented, they will achieve the desired result.

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

The emergence and spread of a pandemic-level disease or threat to public health, such as Covid-19, may have a material adverse impact on the Argentine and global economy, our business operations, financial condition or results of operations.

Global public health threats, such as Covid-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world, could adversely impact our operations, as well as the operations of our customers.

Additional strains of Covid-19, or an outbreak of another pandemic, disease, or similar public health threat, could have material adverse effects on global economic, financial, and business conditions, which could have an adverse impact in our business, financial condition, and results of operations.

If any of the aforementioned events or other epidemics were to occur again, or if there were an increase in the severity or duration of Covid-19 or other epidemics, it could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

The Argentine economy is vulnerable to external shocks and political developments that could be caused by significant economic difficulties of Argentina’s trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, on our results of operation and financial condition.

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

In addition, the upcoming U.S. presidential elections may introduce significant uncertainties. Political transitions, including changes in leadership, may lead to shifts in regulatory and fiscal policies, trade agreements, and other economic factors. Additionally, the period leading up to and following the election may result in volatility in financial markets, currency fluctuations, and overall economic instability. Any substantial changes in U.S. foreign or domestic policies, including changes in trade agreements, tariffs, or international relations, may impact global economies, including the Argentine economy. While the outcome of the election remains uncertain, the potential for policy shifts that could affect the regulatory landscape and economic conditions creates risks that could negatively influence our financial results and future growth prospects.

Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

At the same time, global economic conditions have experienced significant instability in recent years, such as high volatility in commodity prices and global economic uncertainty and financial market conditions caused by the war between Ukraine and Russia and the attack by Hamas on Israel from the Gaza Strip.

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

The Russian invasion of Ukraine and the attack by Hamas on Israel from the Gaza Strip and Israel’s attack against Hezbollah could have an unpredictable effect on the global economy and on international and local securities markets, and adversely affect our business and results of operations.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine, the attack by Hamas on Israel from the Gaza Strip and Israel’s attack against Hezbollah in southern Lebanon.

Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. These sanctions aim to increase the cost of the war for the Russian regime. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets, including Argentina’s, and thus could affect our businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region, could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The new administration has publicly stated its belief that Israel has the right to defend itself. The future of this conflict as well as its impact on international trade and on emerging market economies such as Argentina remain uncertain.  The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on the Company’s business and operations and on the global geopolitical instability.

Likewise, the current armed conflict between Israel and Hezbollah, with direct clashes in the border region between Israel and Lebanon, has intensified tensions in the Middle East. This escalation in violence has created global uncertainty, particularly affecting financial markets and energy commodity prices, such as oil and gas. The potential extension of the conflict to other areas of the region and the intervention of international actors could exacerbate global economic instability, leading to higher energy costs and disruptions in global supply chains

Any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine or the attack by Hamas on Israel from the Gaza Strip or of the current armed conflict between Israel and Hezbollah could limit our ability to obtain external financing to fund our operations and capital expenditures, which could have a material adverse effect on our business, results of operations, and/or financial condition.

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

Litigation, as well as ICSID claims against the Argentine Government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the Argentine Government intended for other uses. As a consequence, the Argentine Government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations. There are pending ICSID claims against the Argentine Government which could result in further awards against Argentina, which in turn could have a material adverse effect on the Argentine Government’s ability to implement reforms and foster economic growth.

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

On March 31, 2023, the District Court granted YPF’s summary judgment motion and denied the plaintiffs’ summary judgment motion as to YPF in its entirety. The District Court decided that YPF has no contractual liability and owes no damages to plaintiffs for breach of contract and, accordingly, dismissed plaintiffs’ claims against YPF. The District Court denied Argentina's summary judgment motion, and the proceedings will continue between the plaintiffs and Argentina, which was ordered to pay USD 16 billion. In October 2023, Argentina appealed the ruling and in November 2023, the District Court ruled in favor of Argentina's request, allowing Argentina not to deposit the USD 16 billion but ordered it to provide other assets, such as YPF shares, as collateral to prevent seizures.

Subsequently, Burford Capital formally requested the District Court to order Argentina to deliver the Class D shares of YPF held by the Argentine state to Burford Capital in partial compliance with the District Court’s judgment. Argentina opposed to this motion. As of the date of this Annual Report, the District Court has not issued a new ruling. We cannot assure that no new litigation will be filed against Argentina, nor that these cases will not affect Argentina’s economy and our business.

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

Our investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect our business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, our ability to find leases and our ability to perform on our leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair our ability to respond to adverse changes in the returns on our investments, which in turn could have an adverse effect on our financial position and the results of our operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

As of June 30, 2024, our consolidated financial gross debt amounted to ARS 366,754 million. We are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if our defaults on any financial or other covenants in our debt arrangements, the lenders and/or holders of IRSA’s securities will be able to accelerate the maturity of such debt or default under other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness”.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

As of June 30, 2024, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with our debt service and fund operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.0% of our revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

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

The success of our business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth and the maintenance of our current business and operations. As part of our strategy, we intend to increase our properties portfolio through strategic acquisitions at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may require capital or debt financing. Disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, we cannot provide assurances that Argentine Government responses to such disruptions will restore investor confidence.

In September 2021, Evergrande, one of China’s largest real estate companies, announced that it would be unable to meet its debt obligations. Since then, the markets have been negatively impacted by the announcement. In August 2023, Evergrande filed for bankruptcy, seeking recognition of foreign restructuring proceedings before the High Court of Hong Kong and the High Court of the Eastern Caribbean Supreme Court of the British Virgin Islands. In January 2024, the High Court of Hong Kong ordered Evergrande to liquidate its subsidiary in mainland China following a failed attempt to restructure USD 300 billion owed to its creditors. Liquidators have begun legal actions to recover around USD 6 billion from various defendants, including former executives.

The real estate sector in China accounts for approximately 30% of the China’s economic activity, and more than two-thirds of household wealth is tied to the real estate sector.

We cannot predict whether, and to what extent, the uncertainty of the property crisis in China may and how will affect our business, stabilize the markets or increase liquidity and the availability of credit.

Our revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

Some of the land we have purchased is not zoned for development and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for our intended development plans. In addition, we have not yet applied for the required land use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, we may be affected by building moratorium and anti growth legislation. If we are unable to obtain the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and its ability to comply with our debt service obligations. These factors are particularly disruptive in the context of emergency situations, such as pandemics or epidemics, which may cause significant adverse impacts on our business.

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

Although we are liquid as of the date of this Annual Report, we must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or may not be able to pursue new business opportunities.

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

The capital and credit markets for Argentina have been experiencing extreme volatility and disruption since the last years. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of us or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

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

Given that our shopping malls are open to the public, with significant circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in our facilities, regardless of the preventative measures we adopt. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine laws governing leases impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions. In December 2023, the current Argentine administration approved Decree No. 70/2023, which modifies certain aspects of lease agreements in Argentina, repeals Law No. 27,551 and amends certain sections of the Argentine Civil and Commercial Code. The following are the main aspects of the real estate leasing sector that were modified through Decree No. 70/2023: (i) the legal minimum terms applicable to leases have been removed and, if no term is specified in the lease agreement, the default term under the Argentine Civil and Commercial Code is two years for permanent residential leases with or without furniture or three years for other uses and for temporary leases; (ii) rent can be set in pesos or foreign currency and, if it is set in a foreign currency, the tenant cannot require the landlord to accept payment in a different currency; and (iii) the parties may freely agree on the payment frequency, which cannot be less than one month.

Under the Argentine laws governing leases, we are exposed to the risk of exercise of rescission rights by our tenants, which could materially and adversely affect our business and results of operations. We cannot assure you that our tenants will not exercise such right, especially if rental rates stabilize or decline in the future or if economic conditions continue to deteriorate. In addition, we cannot predict at this time how Decree No. 70/2023 may affect our business, result of operations or financial condition.

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

Our business activities include real estate developments. One of the main risks related to this activity corresponds to potential increases in construction costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

Profitability of real estate developments may also be impacted by failure to obtain financing on favorable terms, delays in construction, and failure to obtain necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

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

We currently have insurance policies in place that cover potential risks such as civil liability, all operational risks (including, among others, fire, loss of profits, floods, natural events, and other material damages to our assets), and terrorism, in all of our properties. Although we believe the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as leases and other contract claims and acts of war, that are generally not covered under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, we could lose all or a portion of the capital we have invested in a property, as well as our anticipated future revenue. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenues, and result in large expenses to repair or rebuild the property.

We have life or incapacity insurance for our employees. If any of our employees were to die or become disabled, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on IRSA’s financial condition and results of operations.

Moreover, we cannot assure that IRSA will be able to renew its insurance coverage in an adequate amount or at reasonable prices. It is possible that insurance companies no longer offer coverage for certain types of losses, or, if they do, these types of insurance may be prohibitively expensive.

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

•	In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the Influenza A Subtype H1N1 and Zika viruses, a potential Ebola outbreak, Covid-19, monkeypox, among others, or weather phenomenons or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

•	affluence of tourists, which can be affected by a slowdown in global and local economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

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

Antitrust laws in Argentina could limit our ability to expand our business through acquisitions or joint ventures. Argentine antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share.

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

As of June 30, 2024, 69.8% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2024, we had fair value loss on investment properties of ARS 350,591 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2024, the majority of our liabilities, such as our Series XIV, XV, XVI, XVII, XVIII and XX Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars.  In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars  exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects the results of our operations and financial conditions and may increase the collection risk of our leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We rely on the efficient and uninterrupted operation of our platforms, data processing networks, communication, and internet-based information exchange. We have access to large amounts of information and control a substantial amount of assets through online platforms. Therefore, a cybersecurity breach represents a significant risk for us.

Although our operations do not rely exclusively on the internet, cybersecurity remains a critical risk for the Company. We depend on digital systems to manage financial, operational and administrative information. These systems can be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions that could affect our operations and cause financial losses or damage to our reputation.

We have implemented robust security measures, including multi-factor authentication and constant cybersecurity monitoring in our environment, to protect information and systems. We also raise awareness among our employees about cybersecurity practices to reduce risks. Despite these efforts, we cannot guarantee that our systems are completely free of vulnerabilities.

In the event of a significant cyberattack, we could face disruptions in our operations, fraud, or theft of sensitive information that negatively affect our financial situation and shareholder confidence. Additionally, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on our business.

Although we intend to continue implementing and updating our security technology devices and operational procedures to prevent cybersecurity damage, it is possible that our systems are not free of vulnerabilities and that these security countermeasures could be defeated. If any of these events occur, our reputation could be damaged, affecting our business, as well as our results of operations and financial condition.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30, 2024, we own 50% of the equity of Puerto Retiro and 50% of the equity of Cyrsa S.A. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of June 30,2024, we hold approximately 29.9% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

We could engage in a dispute with one or more of our joint venture partners or controlling shareholders in an investment that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners or controlling shareholders in an investment may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of our investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners or controlling shareholders in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of our joint venture partners or controlling shareholder in an investment are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through CRESUD. As of June 30, 2024, such beneficial ownership consisted of 422,460,367 common shares held by CRESUD. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2024, Mr. Eduardo S. Elsztain also beneficially owned approximately 57.0% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of June 30, 2024, IRSA owned approximately 29.9% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 2,281,942 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

In the event that depositors are unable to freely withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Hipotecario, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the case of an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and by provincial governments as well as loans granted to these governments. According to the Banks Report published by the Central Bank, loans to the public sector represent 36.9% of the financial sector's assets as of June 2024.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2024, Banco Hipotecario’s total exposure to the public sector was ARS 1,237,589 million, which represented 57.8% of its assets as of that date, and the total exposure to securities issued by the Central Bank was ARS 182,734 million, which represented 8.5% of its total assets as of June 30, 2024.

Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

Banco Hipotecario could suffer losses related to its U.S. dollar investments due to changes in market prices, defaults, fluctuations in market interest rates and exchange rates, changes in the market perception of the credit quality of both public sector instruments and private issues, or other reasons. A decline in the performance of the capital markets may cause Banco Hipotecario to record net losses due to a decrease in the value of its investment portfolios, in addition to losses from trading positions caused by volatility in financial market prices, even in the absence of a general economic downturn. Any of these losses could have a material adverse effect on Banco Hipotecario's financial condition and results of operations.

Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

                Law No. 24,240 (the “Consumer Protection Law”) and its amendments, along with the Credit Card Law and Central Bank regulations, establish rules aimed at protecting consumers, including Banco Hipotecario’s customers. The Argentine Civil and Commercial Code also includes provisions that favor consumers. The increasing enforcement of these laws by authorities and courts could negatively affect Banco Hipotecario's ability to collect payments, thereby impacting its operating results.

                Additionally, class actions against financial institutions, supported by the Argentine Constitution and the Consumer Protection Law, have increased in Argentina. Despite the lack of clear procedural rules, courts have admitted class actions in several cases involving financial institutions, such as claims over interest rates or product charges. If these claims succeed, they could negatively impact the profitability of Banco Hipotecario and the financial system as a whole.

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

Risks Relating to our GDSs and the Common Shares

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. CRESUD, which as of June 30, 2024, owned approximately 55.4% (without considering treasury shares) of our common shares (or approximately 397,831,498 common shares which may be exchanged for an aggregate of 39,783,149 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2024, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for them, as well as reporting requirements. See “Item 10. F—Additional Information—E. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as GDSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. The AFIP’s General Resolution No. 4,227, which came into effect on April 26, 2018, sets forth the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

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

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that GDS Depositary for the GDSs may hold the Pesos it cannot convert for the account of the GDS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. For more information, please see “Item 10. Additional Information—D Exchange Controls.” and “Item 3. Key Information – D. Risk Factors.”

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

We may not pay any dividends.

In accordance with Argentine corporate law, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote present at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and our by-laws.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings and/or Other Reserves, if any, to the extent set forth in our Audited Consolidated Financial Statements prepared in accordance with IFRS Accounting Standards. Our shareholders’ ability to receive cash dividends may be limited by the ability of the GDS Depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the GDSs, to the extent that the depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

On May 12, 2021, we issued an aggregate of 80,000,000 warrants to purchase 80,000,000 of our common shares, and will expire on May 12, 2026. Each warrant will be exercisable only if the common share rights or GDS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 71,510,561 warrants outstanding.

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

Shopping Malls

We are engaged in the acquisition, development and management of shopping malls. Since 1994, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2024, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Shopping and Patio Olmos (operated by a third party), totaling 336,545 sqm of GLA.

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to initiate the investment in this segment, through the acquisition of premium buildings.

In 2007, through Panamerican Mall S.A. (“Pamsa”), we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional buildings. This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through Pamsa, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the LEED Gold Core & Shell certification.

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “261 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total GLA of 35,000 sqm, 318 parking spaces, services and amenities and obtained the LEED Gold Core & Shell certification. As of June 30, 2024, we own 4,937 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of June 30, 2024, we own a participation in five office buildings of rental office property totaling 59,348 sqm of GLA.

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

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, denominated “Ramblas del Plata”, previously known as “Costa Urbana” or “Solares de Santa María”. The Company will have a construction capacity of approximately 866,806 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the GCBA.

Additionally, we have a project called “Polo Dot,” through our subsidiary Panamerican Mall S.A., located in the commercial complex adjoining to Dot Baires Shopping Mall. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office buildings that will add 38,400 sqm of GLA to the complex. We have noticed an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the Company has done in the past. Additionally, on the plot where the Zetta Building is located, we have a surplus buildable surface of 15,940 sqm, where alternatives are being analyzed to develop a mixed-use project.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

In February 2022, we acquired from the GCBA by public auction a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires. The property has an area of approximately 2,387 sqm. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

In April 2022, as part of the payment for the sale of the Republica Building, we acquired a property, which is made up of four plots and has a frontage of 851 meters on the Bs As - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay Street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm. On December 11, 2023, we signed a barter agreement pursuant to which we transferred the land for a real estate project to be developed on the property, for more information see “Business Overview – Sale and Development of Properties and Land Reserves – Intangibles – Units to be received under barter agreements”.

In December 2022, we acquired from the GCBA by public auction a property located at Paseo Colón 245 and 12 parking spaces located at Paseo Colón 275, which is close to “Casa Rosada”, the Argentine Government headquarters. The property, with mixed-use potential, has 13 stories in a covered area of approximately 13,700 sqm and a basement with parking lots.

Others

Over the years, we have acquired equity interest in Banco Hipotecario. As of June 30, 2024, our equity interest in Banco Hipotecario was 29.9%. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of GLA named Lipstick Building, located at 885 Third Avenue, New York, and in a hotel real estate investment trust. As of June 30, 2024, we no longer have any interest in these assets.

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDBD. We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of June 30, 2024, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares.

Also, as of June 30, 2024, we own 27.39% of GCDI S.A. (“GCDI”, previously TGLT) capital stock, a construction and real estate company listed on the ByMA.

In order to expand our business to digitalization, we incorporated on October 8, 2018, We are Appa S.A. (former Pareto S.A.), with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2024, IRSA’s interest in We are Appa S.A. was 98.67%. Also, as of June 30, 2024, we indirectly have a participation of 2.71% in Avenida Inc., a company dedicated to the e-commerce business.

Significant acquisitions, dispositions and development of business

Sale of “Maple Building"

On July 24, 2023, IRSA signed a deed for the sale of all the functional and complementary units at the “Maple Building” located at 652/664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the transaction was USD 6.75 million, of which we collected USD 3 million in cash and USD 0.75 through the delivery of 3 functional units in a building owned by the buyer of the units of the “Maple Building” at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months. The remaining balance of USD 3 million will be collected as follows: (i) USD 2.5 million will be collected in 10 semiannual, equal and consecutive installments of USD 0.25 million, the first due 24 months from the signing of the deed, with an annual interest of 5%; and (ii) USD 0.5 million will be collected through services provided by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the deed.

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed a deed for the sale of the 9th floor at the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which was paid in ARS.

On October 5, 2023, a transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, which was paid in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 square meters, in addition to parking spaces and other complementary spaces.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred all its participation in Quality Invest S.A., representing 50% of the share capital of that company. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (“VAM”), a subsidiary of Liveck L.T.D., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6.8 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. This transaction resulted in a profit of USD 1 million.

Ezpeleta land plot Barter Agreement

On December 7, 2023, IRSA signed a barter agreement pursuant to which we transferred the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province for the development of a real estate project. This project consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments. The transaction price was USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of the project. Additionally, IRSA received the sum of ARS 62.3 million in cash as part of the consideration.

The amounts are expressed in the currency of the transaction date.

Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the share capital of GCDI, for a total of ARS 25.5 million.

Additionally, during the first quarter of 2024, IRSA sold 5,017,588 common-shares of GCDI, equivalent to 0.55% of the share capital of GCDI, for a total of ARS 165 million.

The amounts are expressed in the currency of the transaction date.

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to the fulfillment of certain conditions precedent. IRSA will act as money trustor, developer and trust beneficiary under the trust agreement, and will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The trust agreement involves the contribution of a building owned by Banco Hipotecario. The building is located in the block located by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023. The trust has approval for the Microcentro district reconversion regime issued by the GCBA pursuant to Law No. 6,508. On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 which suspended the effects of the tax benefits granted to the trust. On July 17, 2024, the trust filed an administrative appeal against such measure in order to have it revoked and restore the suspended tax benefits. The appeal is still pending, and no decision has yet been rendered.

For information of significant acquisitions, dispositions and development of business after June 30, 2024, please see “Recent Developments”.

Recent Developments:

New Shares Buyback Program

On July 11, 2024, we informed that the Board of Directors approved the terms and conditions for the repurchase of common shares issued by IRSA under the provisions of Section 64 of Law No. 26,831 and the Rules of the CNV, under the following terms and conditions:

•	maximum amount of the repurchase: ARS 15,000 million;

•	maximum number of shares to be repurchased: 10% of our capital stock, in accordance with the applicable regulations;

•	daily limitation on market transactions: 25% of the average volume of the daily transactions of the shares and GDS of IRSA in the markets during the previous 90 days; and

•	maximum payable price: ARS 1,550 per share and USD 11.00 per GDS.

The repurchases will be made using the realized and liquid earnings pending of distribution of IRSA. In approving this buyback program, our Board of Directors considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers. The objective of approving this buyback program is to strengthen the shares and to reduce the fluctuations in the market value, which does not reflect the real economic value of the assets.

On September 11, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Alto Avellaneda Adjoining Property Acquisition

On August 1, 2024, we acquired a property adjacent to the Alto Avellaneda shopping mall, located at General Güemes 861, Avellaneda, Buenos Aires Province. The property has a total area of 86,861 sqm and a built area of 32,660 sqm with potential for future expansion.

The purchase price was USD 12.2 million, of which USD 9.2 million have already been paid and the balance of USD 3 million will be cancelled with the transfer of the deed, which is still pending. The transaction includes the transfer to IRSA of the existing lease agreements and the execution of a new agreement with the mall for 3 years.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 11, 2024, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2024, with the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration for approval of documents contemplated in section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30, 2024.

3. Consideration for approval of the financial result for the fiscal year ended June 30, 2024, amounting a loss of ARS 18,376,813,259.44. Consideration for approval of the application of voluntary reserves to absorb accumulated negative results. Consideration for approval of the distribution of dividends payable in cash and/or in kind for up to ARS 90,000,000,000 with voluntary reserves. Delegation to our Board of Directors to determine the proportion of dividends to be paid in cash and/or in kind.

4. Consideration for approval of the allocation of the remaining voluntary reserves to specific purposes (future dividends, share buybacks, and/or projects related to the Company’s business plan) and delegation of their application and disposition to the Company’s Board of Directors.

5. Consideration for approval of our Board of Directors’ performance for the fiscal year ended June 30, 2024.

6. Consideration for approval of our Supervisory Committee’s performance for the fiscal year ended June 30, 2024.

7. Consideration for approval of compensation payable to the Board of Directors in the amount of ARS 13,323,000,000 for the fiscal year ended June 30, 2024, which recorded a computable tax credit in accordance with the regulations of the CNV.

8. Consideration for approval of compensation payable to the Supervisory Committee for ARS 16,876,719 for the fiscal year ended June 30, 2024.

9. Determination of the number and appointment of regular Directors and alternate Directors for a term of up to three fiscal years, as per section twelve of the bylaws.

10. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

11. Appointment of Certifying Accountants for the fiscal year ending June 30, 2025.

12. Approval of compensation payable to Certifying Accountants for the fiscal year ended June 30, 2024.

13. Consideration for approval of the distribution of up to 25,700,000 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

14. Ratification of the cash dividend distribution made on May 2, 2024, through the reversal of reserves.

15. Consideration for approval of the application of treasury shares to the implementation of an incentive plan for the Company’s management and Directors for up to 1% of the issued shares. Authorizations for the submission of the compensation program to the CNV.

16. Consideration for approval of the request for issuance and supplementary public offering of common shares due to the adjustment in the number of shares to which the options issued under the capital increase authorized by Resolution No. RESFC-2021-20968-2021 APN-DIR#CNV dated February 8, 2021, of the CNV are entitled to. Delegation to the Board of Directors for its implementation with the broadest powers. Regarding this item, the Board of Directors proposes to request authorizations for the issuance and public offering of common shares additional to the common shares that were authorized in the capital increase made in 2021, so that if all outstanding warrants are exercised, the necessary shares are duly authorized to comply with the options contract entered into on April 29, 2021.

17. Consideration for approval of the merger by absorption of Centro de Entretenimientos La Plata S.A. (“CELAP”) with IRSA and approval of the separate and consolidated financial statements of the merger prepared for this purpose. Consideration for approval of the prior merger agreement by absorption. Authorizations and delegations and appointment of representatives to execute the final agreements and other procedures.

18. Authorization to carry out registration proceedings relating to a shareholders’ meeting before the CNV, ByMA, Caja de Valores and the IGJ.

Exercise of Warrants

On October 2, 2024, we informed that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 5,433,980 common shares of the Company were issued with a face value of ARS 10.00. As a result of this exercise, the Company was paid USD 1,797,017.

 After the exercise of these warrants, the number of shares of the Company increased from 741,459,162 to 746,893,142 with a face value of ARS 10.00, and the new number of outstanding warrants decreased from 75,668,184 to 71,510,561.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the prospectus dated April 12, 2021 and the complementary notices regarding the offer by the Company of 80,000,000 ordinary book-entry shares and 80,000,000 options to subscribe for ordinary shares.

261 Della Paolera floor sale

On October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (~USD/sqm 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 sqm in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the Company’s financial statements for the second quarter of fiscal year 2025.

Local Bond Issuance – Series XXII & XXIII Notes

On October 21, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

•

Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interest payments (first payment will be on July 23, 2025). The capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

•

Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interest payments (first payment will be on July 23, 2025). The capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The settlement for both notes is expected to be on October 23, 2024, and the funds will be mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

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

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 692,750 million and ARS 696,536 million as of June 30, 2024, and 2023, respectively, representing 35.6% and 29.5% of our operating assets at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 179,650 million and ARS 176,246 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices. Our Offices segment had assets of ARS 303,895 million and ARS 448,025 million as of June 30, 2024, and 2023, respectively, representing 15.6% and 19.0% of our operating assets at such dates, respectively. Our Offices segment generated revenues of ARS 16,243 million and ARS 17,031 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 31,673 million and ARS 32,632 million as of June 30, 2024, and 2023, respectively, representing 1.6% and 1.4% of our operating assets, respectively. Our Hotels segment generated revenues of ARS 61,569 million and revenues ARS 55,596 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 785,062 million and ARS 1,066,959 million as of June 30, 2024, and 2023, respectively, representing 40.4% and 45.2% of our operating assets, respectively. Our Sales and Developments segment generated revenues of ARS 9,246, million and ARS 16,280 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Our “Others” Segment includes the entertainment activities through La Arena S.A., La Rural S.A. y Centro de Convenciones Buenos Aires, We Are Appa, investments in associates like GCDI and the financial activities carried out by Banco Hipotecario and BACS. Our “Others” segment had assets of ARS 131,759 million and ARS 115,069 million as of June 30, 2024, and 2023, respectively, representing 6.8% and 4.9% of our operating assets, respectively. Our Others segment generated revenues of ARS 3,842 million and ARS 3,474 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Overview

Shopping Malls

As of June 30, 2024, we operated and owned a majority interest in a portfolio of, 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén.

As of June 30, 2024, our portfolio’s leasable area totaled 336,545 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 2,260,614 million in the fiscal year 2024 and ARS 2,366,060 million in the fiscal year 2023, 4.5%, in real terms, lower than 2023. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2024:

Shopping malls	Date of acquisition/ development	Location	GLA (1)	Number of stores	Occupancy rate (2)	Our ownership interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,733	140	99.4	100	27,470
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	37,166	151	99.5	100	26,051
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,784	119	93.7	100	17,731
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,859	107	99.9	100	16,515
Patio Bullrich	Oct‑98	City of Buenos Aires	11,395	90	91.2	100	8,611
Dot Baires Shopping	May‑09	City of Buenos Aires	48,018	162	99.3	80	16,038
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,675	73	100.0	100	9,073
Distrito Arcos	Dec‑14	City of Buenos Aires	14,508	63	100.0	90.0	13,412
Alto Noa Shopping	Mar‑95	Salta	19,427	83	99.4	100	5,399
Alto Rosario Shopping	Nov‑04	Santa Fe	34,858	130	93.7	100	17,532
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,511	118	98.6	100	7,907
Córdoba Shopping	Dec‑06	Córdoba	15,368	98	99.5	100	6,056
La Ribera Shopping	Aug‑11	Santa Fe	10,542	67	91.7	50	1,623
Alto Comahue	Mar‑15	Neuquén	11,701	84	99.4	99.95	5,307
Patio Olmos (5)	Sep‑07	Córdoba	—	—	—		—
Total			336,545	1,485	97.6		178,725

_________________

(1)	Corresponds to GLA at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto
(5)	Does not include the rental revenues of Patio Olmos. We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

Tenant retail sales

During the fiscal year 2024, the sales of our shopping malls tenants reached ARS 2,260,614 million, decreasing by 4.5% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires decreased a 3.2% compared to previous fiscal year, from ARS 1,657,307 million to ARS 1,605,069 million during the fiscal year 2024, while those in the interior of the country decreased a 7.5% compared to previous fiscal year, from ARS 708,753 million to ARS 655,545 million during the fiscal year 2024.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Alto Palermo	293,534	310,288	255,735	95,873	168,407
Abasto Shopping	306,292	338,464	261,260	83,457	171,257
Alto Avellaneda	233,456	231,712	183,224	69,450	151,313
Alcorta Shopping	170,099	182,666	174,797	72,838	100,406
Patio Bullrich	94,123	101,168	92,574	46,902	68,298
Dot Baires Shopping	190,979	190,286	162,191	63,907	134,520
Soleil Premium Outlet	140,712	125,975	115,895	56,105	69,892
Distrito Arcos	175,874	176,748	150,395	81,599	78,924
Alto Noa Shopping	90,271	96,847	92,381	68,402	68,176
Alto Rosario Shopping	236,778	267,936	241,799	145,684	142,545
Mendoza Plaza Shopping	138,306	144,975	137,161	118,236	111,243
Córdoba Shopping Villa Cabrera	75,872	84,248	77,066	48,522	43,907
La Ribera Shopping (2)	36,788	42,496	36,748	17,963	29,091
Alto Comahue	77,530	72,251	58,230	26,561	41,663
Total	2,260,614	2,366,060	2,039,456	995,499	1,379,642

_________________

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Clothes and footwear	1,309,274	1,383,152	1,220,003	570,325	754,874
Entertainment	60,112	67,648	48,682	7,386	42,369
Home and decoration	54,982	58,182	55,183	29,852	28,184
Home Appliances	261,756	262,133	183,183	75,825	155,400
Restaurants	291,784	274,245	192,868	158,922	196,680
Miscellaneous	51,477	41,180	306,683	16,771	16,485
Services	230,433	279,520	32,854	112,261	112,180
Department Store (2)	796	—	—	24,157	73,470
Total	2,260,614	2,366,060	2,039,456	995,499	1,379,642

_________________

(1)

Sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping mall, although in certain cases we own a percentage of less than 100% of said shopping centers. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Includes “Ronda”, a multipurpose store located in Dot Baires, composed of 70% gastronomy, 25% entertainment and 5% clothing.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the fiscal years indicated:

	As of June 30,
	2024	2023	2022	2021	2020
	(%)
Alto Palermo	99.4	100.0	98.0	98.4	91.9
Abasto Shopping	99.5	99.5	98.9	99.7	94.9
Alto Avellaneda	93.7	92.5	81.4	64.8	97.4
Alcorta Shopping	99.9	96.1	99.7	90.6	97.3
Patio Bullrich	91.2	92.7	92.4	87.8	91.4
Dot Baires Shopping	99.3	98.6	83.5	80.7	74.6
Soleil Premium Outlet	100.0	100.0	100.0	90.3	97.1
Distrito Arcos	100.0	100.0	100.0	100.0	93.8
Alto Noa Shopping	99.4	100.0	96.7	98.1	99.0
Alto Rosario Shopping	93.7	93.8	96.3	95.4	97.2
Mendoza Plaza Shopping	98.6	99.1	91.1	97.3	97.8
Córdoba Shopping Villa Cabrera	99.5	97.7	100.0	91.4	95.4
La Ribera Shopping	91.7	96.8	97.1	96.2	99.0
Alto Comahue	99.4	96.7	97.4	92.4	96.2
Total	97.6	97.4	93.1	89.9	93.2

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in ARS)
Alto Palermo	980,948	1,021,881	815,515	347,514	701,017
Abasto Shopping	529,301	552,695	404,975	136,032	319,066
Alto Avellaneda	371,959	380,692	264,481	94,736	228,405
Alcorta Shopping	743,553	775,936	694,980	305,736	449,083
Patio Bullrich	555,156	579,326	398,960	169,224	352,192
Dot Baires Shopping	239,702	248,431	195,254	60,968	177,071
Soleil Premium Outlet	495,694	435,214	373,647	171,011	250,574
Distrito Arcos	725,806	727,719	581,165	336,011	494,313
Alto Noa Shopping	241,571	241,546	213,997	139,758	160,646
Alto Rosario Shopping	416,748	465,229	422,682	231,511	237,121
Mendoza Plaza Shopping	160,584	168,262	140,431	98,764	109,089
Córdoba Shopping Villa Cabrera	323,725	342,079	288,734	168,864	178,691
La Ribera Shopping	123,316	128,776	93,551	28,682	89,234
Alto Comahue	396,462	351,853	260,205	67,150	604,330

_________________

(1)	Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2024 and 2023, we can observe a recovery in rental income, which represented approximately 44% of the segment’s income, while percentage rent, which depends on the sales of our tenants, represented approximately 36% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	77,241	70,873	47,281	32,327	61,704
Percentage rent	62,294	72,508	67,080	18,952	29,016
Total rent	139,535	143,381	114,361	51,279	90,720
Non-traditional advertising	6,052	3,853	3,188	1,442	3,630
Revenue from admission rights	17,345	14,876	11,239	10,347	17,815
Fees	1,595	1,546	1,676	1,768	2,073
Parking	8,367	7,780	4,614	490	5,840
Commissions	5,634	4,261	3,292	2,363	3,061
Other	197	305	337	2,354	413
Subtotal	178,725	176,002	138,707	70,043	123,552
Other revenues (1)	925	244	129	119	137
Adjustments and eliminations	—	—	—	(264)	(6,632)
Total	179,650	176,246	138,836	69,898	117,057

_________________

(1)	As of June 30, 2024, includes ARS 139.2 million attributable to Patio Olmos and ARS 789.9 million attributable to production sponsorship income (BAF).

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Alto Palermo	27,470	27,790	22,147	10,366	19,661
Abasto Shopping	26,051	25,814	18,302	7,442	16,867
Alto Avellaneda	17,731	17,287	12,472	6,063	11,837
Alcorta Shopping	16,515	15,976	13,591	6,335	10,485
Patio Bullrich	8,611	8,805	6,153	2,779	6,063
Dot Baires Shopping	16,038	15,129	11,573	5,855	12,881
Soleil Premium Outlet	9,073	8,003	6,832	3,258	4,886
Distrito Arcos	13,412	13,000	10,421	5,454	9,050
Alto Noa Shopping	5,399	5,250	4,622	3,165	3,645
Alto Rosario Shopping	17,532	18,803	16,410	9,652	10,251
Mendoza Plaza Shopping	7,907	7,895	6,777	5,060	5,829
Córdoba Shopping Villa Cabrera	6,056	6,045	4,919	3,091	3,492
La Ribera Shopping (2)	1,623	1,598	1,115	416	1,163
Alto Comahue	5,307	4,607	3,373	1,107	7,442
Subtotal	178,725	176,002	138,707	70,043	123,552
Other revenues (3)	925	244	130	119	137
Reconciliation adjustments	—	—	—	(264)	(6,632)
Total	179,650	176,246	138,837	69,898	117,057

_________________

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	Through our joint venture Nuevo Puerto Santa Fe S.A.
(3)	As of June 30, 2024, includes ARS 139.2 million attributable to Patio Olmos and ARS 789.9 million attributable to BAF production sponsorship income.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2024, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2024
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	33	8,079			0
Expired in-force	28	22,738	7.0	2,079	2.5
2025	432	87,463	26.6	16,050	19.5
2026	406	72,159	22.0	24,998	30.3
2027	360	84,852	25.8	25,323	30.7
2028 and subsequent years	172	61,253	18.6	14,064	17.0
Total (3)	1,398	328,465	100.0	82,514	100.0

_________________

(1)	Includes vacant stores as of June 30, 2024. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2024, of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2024:

	Number of agreements renewed	Annual base rent	Annual admission rights	Average annual base rent per sqm		Number of	Annual base rent amount per sqm
Type of business				New and renewed	Former agreements	non‑renewed agreements (1)	Non‑renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(ARS/sqm)
Clothing and footwear	232	14,458	3,069	449,759	278,143	555	447,237
Miscellaneous (2)	67	3,915	831	783,696	398,786	148	550,568
Restaurant	47	2,360	501	427,835	264,719	169	709,542
Services	28	1,464	311	349,103	170,509	30	285,921
Home appliances	15	1,120	238	720,972	198,146	59	462,932
Home and decoration	9	547	116	484,161	230,216	46	306,658
Supermarket	1	89	19	28,942	30,310	2	35,646
Entertainment	5	731	155	85,687	23,873	18	73,675
Total (3)	404	24,684	5,240	569,870	282,161	1,027	486,906

_________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) as of June 30, 2024 represents approximately 9.1% of our gross leasable, 13.3% of the annual basic rent and 16.8% of the sales of the shopping mall sales for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	GLA
		(%)	(sqm)	(%)
Zara	Clothes and footwear	5.7	10,771	3.1
Nike	Clothes and footwear	3.2	6,994	2.1
Puma	Clothes and footwear	2.9	3,261	1.0
Adidas	Clothes and footwear	2.6	5,118	1.5
McDonald’s	Restaurant	2.4	4,550	1.4
Total		16.8	30,694	9.1

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 140-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station, which we believe makes it very attractive for visitor. Alto Palermo has a total constructed area of 69,457 square meters (including parking) that consists of 20,733 square meters of GLA spread out over six levels and has a 642-car pay parking space of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. The shopping center was reconverted in 2021, after a 5,000 sqm expansion work, the renovation of most of its premises, and the entry of a differential gastronomy with proposals such as Il Quotidiano, Mooi and Base.

During the fiscal year ended June 30, 2024, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 293,534 million, 5.4% lower than the turnover in real terms during the same period of fiscal year 2023. Sales per square meter reached ARS 14,157,816. Total rental income decreased from ARS 21,081 million in real terms for fiscal year ended June 30, 2023, to ARS 20,338 million for fiscal year ended June 30, 2024, which represents an annual revenue per gross leasable square meter of ARS 1,021,881 in fiscal year 2023 and ARS 980,948 in fiscal year 2024.

As of June 30, 2024, Alto Palermo’s occupancy rate was 99.4%.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	191,226	65.2	12,862	62.1
Home	5,548	1.9	500	2.4
Restaurant	30,251	10.3	3,340	16.1
Miscellaneous	43,691	14.9	1,427	6.9
Services	8,609	2.9	1,807	8.7
Home appliances	14,209	4.8	797	3.8
Total	293,534	100.0	20,733	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenue

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	11,667	10,968	8,523	5,023	9,597
Percentage rent (1)	8,671	10,113	8,203	1,939	3,485
Total rent	20,338	21,081	16,726	6,962	13,082
Non-traditional advertising	1,432	1,144	1,304	360	851
Revenue from admission rights (2)	3,177	2,838	2,170	2,177	3,533
Fees	248	241	264	271	305
Parking	1,456	1,828	1,115	89	977
Commissions	813	646	554	498	888
Other	6	12	14	9	25
Total (3)	27,470	27,790	22,147	10,366	19,661

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 151-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with 37,166 square meters of GLA (40,500 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of GLA.

Abasto has a 28-restaurant food court, a 12-screen movie theatre complex with seating capacity of approximately 3,000 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732 sqm (the latter is not included within the GLA). The shopping mall is distributed over five stories and includes a parking space for 1,180 vehicles with a surface area of approximately 39,690 sqm.

During the fiscal year ended June 30, 2024, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 306,292 million, representing sales per square meter of approximately ARS 8,241,181, 9.5% lower than sales in real terms recorded in fiscal year 2023. Total rental income increased from ARS 20,542 million in real terms for the fiscal year ended June 30, 2023, to ARS 19,672 million for fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 552,695 in fiscal year 2023 and ARS 529,301 in fiscal year 2024.

As of June 30, 2024, Abasto Shopping’s occupancy rate was 99.5%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2024:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	158,366	51.7	14,523	39.1
Entertainment	14,740	4.8	12,714	34.2
Home	3,119	1.0	542	1.5
Restaurant	42,872	14.0	3,294	8.9
Miscellaneous	31,384	10.3	2,389	6.4
Services	3,930	1.3	832	2.2
Home appliances	51,881	16.9	2,872	7.7
Total	306,292	100.0	37,166	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenue

The following table sets forth selected information relating to the revenue of Abasto Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	11,029	10,251	6,368	3,756	8,642
Percentage rent (1)	8,643	10,291	8,683	1,248	3,091
Total rent	19,672	20,542	15,051	5,004	11,733
Non-traditional advertising	873	531	346	175	568
Revenue from admission rights (2)	2,423	2,062	1,297	1,456	2,604
Fees	273	264	290	305	327
Parking	2,025	1,731	921	63	1,211
Commissions	781	643	383	241	383
Other	4	41	14	198	41
Total (3)	26,051	25,814	18,302	7,442	16,867

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 119-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 39,784 square meters of GLA. The shopping mall has a multiplex cinema with eight screens, including the largest XD room in the country, an entertainment center (Neverland Sports & Play), and a food court with 18 restaurants. In addition, the property has the Chango Más hypermarket and branches of Easy, Norauto and Coppel (not included in the GLA), but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking space. The shopping mall has 2,400-car free parking spaces consisting of 53,203 square meters. On August 1, 2024, we acquired a property adjacent to the Alto Avellaneda shopping mall, which has a total area of 86,861 sqm and a constructed area of 32,660 sqm, with potential for future expansion. For more information see “Recent Developments — Alto Avellaneda Adjoining Property Acquisition”.

During the fiscal year ended June 30, 2024, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 233,456 million, which represents a year-on-year decrease of 0.8% in real terms. Sales per square meter was ARS 5,868,088. Total rental income decreased from ARS 15,021 million in real terms for fiscal year ended June 30, 2023, to ARS 14,798 million for fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 380,692 in fiscal year 2023 and ARS 371,959 in fiscal year 2024.

As of June 30, 2024, Alto Avellaneda’s occupancy rate was 93.7%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	124,540	53.4	16,852	42.2
Entertainment	6,965	3.0	10,275	25.8
Home	5,039	2.2	902	2.3
Restaurant	31,267	13.4	4,675	11.8
Miscellaneous	26,487	11.3	2,290	5.8
Services	1,000	0.4	2,608	6.6
Home appliances	38,158	16.3	2,182	5.5
Total	233,456	100.0	39,784	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenue

The following table sets forth selected information relating to revenue for Alto Avellaneda for the fiscal years indicated:

		For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
		(in millions of ARS)
Base rent	8,220	7,798	4,399	2,593	5,766
Percentage rent (1)	6,578	7,223	6,167	1,185	2,987
Total rent	14,798	15,021	10,566	3,778	8,753
Non-traditional advertising	414	264	264	71	264
Revenue from admission rights (2)	1,692	1,278	1,122	1,360	2,292
Fees	216	208	223	241	279
Parking	—	—	—	—	—
Commissions	607	498	279	256	223
Other	4	18	18	357	26
Total (3)	17,731	17,287	12,472	6,063	11,837

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 107-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,859 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with 14 restaurants, 2 exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking spaces for 1,137 cars and an additional parking space in front of the main building with space for 435 vehicles.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2024, the public that visited the Alcorta Shopping mall generated real retail sales that totaled approximately ARS 170,099 million, which represents fiscal year sales of approximately ARS 10,725,708 per square meter and a year-on-year decrease of 6.9% in real terms. Total rental income increased from approximately ARS 12,290 million in real terms for fiscal year ended June 30, 2023, to ARS 11,792 million for fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 775,936 in fiscal year 2023 and ARS 743,553 in fiscal year 2024.

As of June 30, 2024, Alcorta Shopping’s occupancy rate was 99.9%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2024:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	111,247	65.5	7,632	48.1
Entertainment	976	0.6	1,435	9.0
Home	8,729	5.1	1,236	7.8
Restaurant	13,262	7.8	1,249	7.9
Miscellaneous	26,246	15.4	1,724	10.9
Services	4,971	2.9	2,504	15.8
Home appliances	4,668	2.7	79	0.5
Total	170,099	100.0	15,859	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenue

The following table sets forth selected information relating to the revenue of Alcorta Shopping during the following fiscal years:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	6,809	6,279	4,421	2,891	4,670
Percentage rent (1)	4,983	6,011	6,569	1,947	2,385
Total rent	11,792	12,290	10,990	4,838	7,055
Non-traditional advertising	801	386	290	104	442
Revenue from admission rights (2)	1,831	1,646	1,226	962	1,858
Fees	132	126	137	145	97
Parking	1,406	1,137	617	89	713
Commissions	510	331	320	193	297
Other	43	60	11	4	23
Total (3)	16,515	15,976	13,591	6,335	10,485

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

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

Patio Bullrich has a total constructed area of 28,984 square meters (including parking) that consist of 11,395 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has paid parking spaces for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first Food Hall in Argentina that offers French and Italian gastronomy, patisserie, seafood and grill cuisine, and a “gourmet” market with specially selected premium brand products. From the point of view of its tenant mix, it concentrates the most important international and national luxury brands such as LV, Salvatore Ferragamo, Hugo Boss, Bally, Omega, Etiqueta Negra, Jazmin Chebar, Calandra, among others.

During the fiscal year ended June 30, 2024, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 94,123 million, which represents annual sales of approximately ARS 8,260,026 per square meter and a year-on-year decrease of 7.0% in real terms. Total rental income decreased from ARS 6,602 million in real terms for fiscal year ended June 30, 2023, to ARS 6,326 million for fiscal year ended June 30, 2024, which represents a monthly revenue per gross leasable square meter of ARS 579,326 in fiscal year 2023 and ARS 555,156 in fiscal year 2024.

As of June 30, 2024, Patio Bullrich’s occupancy rate was 91.2%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	63,634	67.6	5,644	49.5
Entertainment	332	0.4	1,510	13.3
Home	2,326	2.5	173	1.5
Restaurant	2,566	2.7	1,556	13.7
Miscellaneous	22,313	23.7	1,586	13.9
Services	2,019	2.1	876	7.7
Home appliances	933	1.0	50	0.4
Total	94,123	100.0	11,395	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenue

The following table sets forth selected information relating to the revenue of Patio Bullrich during the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	3,504	3,217	1,408	1,089	2,549
Percentage rent (1)	2,822	3,385	3,243	840	1,468
Total rent	6,326	6,602	4,651	1,929	4,017
Non-traditional advertising	186	89	119	63	186
Revenue from admission rights (2)	938	836	632	464	955
Fees	112	108	119	126	234
Parking	764	1,007	490	71	546
Commissions	283	156	126	111	126
Other	2	7	16	15	(1)
Total (3)	8,611	8,805	6,153	2,779	6,063

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 48,018 sqm constitute GLA, comprising 162 retail stores, a 10-screen multiplex cinema and parking space for 2,100 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2024, our equity interest in Panamerican Mall S.A. was 80%. Dot Baires Shopping is a meeting point in the City of Buenos Aires where daily services, the best brands and differential proposals are offered.

During the fiscal year ended June 30, 2024, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 190,979 million, which represents a year-on-year increase of 0.4% in real terms and annual sales of approximately ARS 3,977,238 per square meter. Total rental income increased from ARS 11,878 million in real terms in the fiscal year ended June 30, 2023, to ARS 11,510 million in the fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 248,431 in fiscal year 2023 and ARS 239,702 in fiscal year 2024.

As of June 30, 2024, Dot Baires Shopping’s occupancy rate was 99.3%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2024:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	81,480	42.7	12,088	25.2
Department store	796	0.4	4,476	9.3
Entertainment	6,985	3.7	8,519	17.7
Home	5,858	3.1	3,362	7.0
Restaurant	31,070	16.3	2,155	4.5
Miscellaneous	27,380	14.3	6,869	14.3
Services	15,796	8.3	8,351	17.4
Home appliances	21,614	11.3	2,198	4.6
Total	190,979	100.0	48,018	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Dot Baires Shopping’s revenue

The following table sets forth selected information relating to the revenue of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	6,701	6,543	3,782	2,066	6,056
Percentage rent (1)	4,809	5,335	5,454	832	2,586
Total rent	11,510	11,878	9,236	2,898	8,642
Non-traditional advertising	714	468	234	119	409
Revenue from admission rights (2)	1,309	1,044	832	914	1,546
Fees	192	186	201	215	201
Parking	1,761	1,148	743	48	1,828
Commissions	545	386	312	249	201
Other	7	19	15	1,412	54
Total (3)	16,038	15,129	11,573	5,855	12,881

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,675 square meters of which are GLA, with a strong presence in the sports and leisure sector. It comprises 73 stores and 2,599 parking spaces. In addition, it has 6-screen multiplex cinemas, a supermarket and a food court.

During the fiscal year ended June 30, 2024, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 140,712 million, which represents annual average sales of approximately ARS 8,976,842 per square meter and a year-on-year turnover increase of 11,7% in real terms. Total rental income increased from ARS 6,821 million in real terms for the fiscal year ended June 30, 2023, to ARS 7,770 million for the fiscal year ended June 30, 2024, representing annual income per gross leasable square meter of ARS 435,214 in fiscal year 2023 and ARS 495,694 in fiscal year 2024.

As of June 30, 2024, Soleil Premium Outlet’s occupancy rate was 100.0%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	118,832	84.6	11,038	70.5
Entertainment	2,953	2.1	3,262	20.8
Home	616	0.4	100	0.6
Restaurant	11,407	8.1	711	4.5
Miscellaneous	4,694	3.3	502	3.2
Services	324	0.2	—	—
Home appliances	1,886	1.3	62	0.4
Total	140,712	100.0	15,675	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Soleil Premium Outlet’s revenue

The following table sets forth selected information relating to the revenue of Soleil Premium Outlet during the following periods:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	3,846	3,399	2,500	1,828	2,355
Percentage rent (1)	3,924	3,422	3,381	769	1,442
Total rent	7,770	6,821	5,881	2,597	3,797
Non-traditional advertising	183	156	63	41	126
Revenue from admission rights (2)	821	743	632	505	687
Fees	69	67	71	82	63
Parking	—	—	—	—	—
Commissions	228	208	175	33	193
Other	2	8	10	—	20
Total (3)	9,073	8,003	6,832	3,258	4,886

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Distrito Arcos, City of Buenos Aires

We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,508 square meters of GLA and it consists of 63 stores, 427 parking spaces and 34 outdoor selling stands. In an open urban space, Arcos was consolidated in all its business units with sustained year-on-year growth.

During the fiscal year ended June 30, 2024, the public visiting the shopping mall generated real retail sales of approximately ARS 175,874 million, which represents a year-on-year decrease of 0.5% in real terms and sales per square were approximately ARS 12,122,553. Total rental income increased from ARS 10,522 million in real terms for the fiscal year ended June 30, 2023, to ARS 10,530 million in fiscal year ended June 30, 2024, representing annual income per gross leasable square meter of ARS 727,719 in fiscal year 2023 and ARS 725,806 in fiscal year 2024. The shopping mall concession is undergoing legal proceedings. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arcos del Gourmet”.

As of June 30, 2024, Distrito Arcos’ occupancy rate was 100%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	149,040	84.8	10,992	75.7
Home	431	0.2	—	0.0
Restaurant	9,780	5.6	694	4.8
Miscellaneous	7,607	4.3	1,624	11.2
Services	7,435	4.2	1,198	8.3
Home appliances	1,581	0.9	—	0.0
Total	175,874	100.0	14,508	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Distrito Arcos’ revenue

The following table sets forth selected information relating to the revenue from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	4,774	3,946	2,995	2,578	4,655
Percentage rent (1)	5,756	6,576	5,406	2,233	2,434
Total rent	10,530	10,522	8,401	4,811	7,089
Non-traditional advertising	424	189	208	137	104
Revenue from admission rights (2)	1,123	1,025	736	82	1,185
Fees	52	48	56	56	48
Parking	919	925	728	119	561
Commissions	323	282	271	241	41
Other	2	9	21	8	22
Total (3)	13,412	13,000	10,421	5,454	9,050

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 83-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,427 square meters of GLA. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has free parking spaces for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2024, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 90,271 million, which represents fiscal period sales of approximately ARS 4,646,677 per square meter and a year-on-year decrease of 6.8% in real terms. Total rental income increased from ARS 4,693 million in real terms in fiscal year ended June 30, 2023, to ARS 4,693 million in fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 241,546 in fiscal year 2023 and ARS 241,571 in fiscal year 2024.

As of June 30, 2024, Alto Noa’s occupancy rate was 99.4%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	28,149	31.2	4,611	23.6
Entertainment	7,129	7.9	6,507	33.5
Home	1,286	1.4	245	1.3
Restaurant	12,427	13.8	1,512	7.8
Services	3,467	3.8	302	1.6
Miscellaneous	24,976	27.7	5,528	28.5
Home appliances	12,837	14.2	722	3.7
Total	90,271	100.0	19,427	100.0
______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenue

The following table sets forth selected information relating to the revenue of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	2,735	2,367	1,809	1,676	1,977
Percentage rent (1)	1,958	2,326	2,337	1,025	1,122
Total rent	4,693	4,693	4,146	2,701	3,099
Non-traditional advertising	88	56	89	56	82
Revenue from admission rights (2)	397	301	234	249	338
Fees	31	30	33	33	33
Parking	36	—	—	—	—
Commissions	151	163	111	82	82
Other	3	7	9	44	11
Total (3)	5,399	5,250	4,622	3,165	3,645

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Rosario, City of Rosario, Province of Santa Fe

Alto Rosario is a 130-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 34,858 square meters of GLA. Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has free parking spaces that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2024, the public visitors to the shopping mall generated real retail sales of approximately ARS 236,778 million, which represents a year-on-year decrease of 11.6% in real terms. Sales per square meter were approximately ARS 6,792,644. Total rental income increased from ARS 16,217 million in real terms in fiscal year ended June 30, 2023, to ARS 14,527 million in fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 465,229 in fiscal year 2023 and ARS 416,748 in fiscal year 2024.

As of June 30, 2024, Alto Rosario’s occupancy rate was 93.7%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	129,074	54.4	16,255	46.6
Entertainment	5,372	2.3	9,586	27.5
Home	6,885	2.9	654	1.9
Restaurant	29,488	12.5	2,506	7.2
Miscellaneous	24,822	10.5	2,410	6.9
Services	2,614	1.1	1,189	3.4
Home appliances	38,523	16.3	2,258	6.5
Total	236,778	100.0	34,858	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenue

The following table sets forth selected information relating to the revenue of Alto Rosario during the following periods:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	7,988	7,438	5,461	3,923	4,629
Percentage rent (1)	6,539	8,779	8,891	3,886	3,355
Total rent	14,527	16,217	14,352	7,809	7,984
Non-traditional advertising	408	253	119	119	215
Revenue from admission rights (2)	1,916	1,806	1,468	1,289	1,627
Fees	112	108	119	126	119
Parking	—	—	—	—	—
Commissions	567	405	327	249	279
Other	2	14	25	60	27
Total (3)	17,532	18,803	16,410	9,652	10,251

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 118-store shopping mall, opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 41,511 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, a food court with 10 restaurants, 5 restaurants on the street in the new sector called “Shopping District Food”, an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has free parking spaces for 1,817 cars, 358 of which are underground. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2024, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 138,306 million, which represents annual sales for approximately ARS 3,331,792 per square meter and a year-on-year decrease of 4.6% in real terms. Total rental income decreased from ARS 6,985 million in real terms in fiscal year ended June 30, 2023 to ARS 6,666 million in fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 168,262 in fiscal year 2023 and ARS 160,584 in fiscal year 2024.

As of June 30, 2024, Mendoza Plaza’s occupancy rate was 98.6%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	50,175	36.3	10,503	25.4
Entertainment	5,317	3.8	7,351	17.7
Home	6,817	4.9	6,776	16.3
Restaurant	18,351	13.3	4,166	10.0
Miscellaneous	26,794	19.4	7,689	18.5
Services	1,125	0.8	2,384	5.7
Home appliances	29,727	21.5	2,642	6.4
Total	138,306	100.0	41,511	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenue

The table sets forth selected information relating to the revenue of Mendoza Plaza during the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	4,090	3,682	2,549	2,723	2,972
Percentage rent (1)	2,576	3,303	3,373	1,553	1,754
Total rent	6,666	6,985	5,922	4,276	4,726
Non-traditional advertising	202	108	82	104	145
Revenue from admission rights (2)	615	464	409	383	520
Fees	65	63	71	71	167
Parking	—	—	—	—	—
Commissions	288	201	186	89	167
Other	71	74	107	137	104
Total (3)	7,907	7,895	6,777	5,060	5,829

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,368 square meters being GLA. Córdoba Shopping has 98 commercial stores, a 12-screen multiplex cinema and parking spaces for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba, the second largest City in Argentina in terms of population.

During the fiscal year ended June 30, 2024, the public visiting the shopping mall generated real retail sales of approximately ARS 75,872 million, which represents a year-on-year decrease of 9.9% in real terms. Sales per square meter were approximately ARS 4,937,012. Total rental income decreased from ARS 5,257 million in real terms in fiscal year ended June 30, 2023, to ARS 4,975 million in fiscal year ended June 30, 2024, which represents annual income per gross leasable square meter of ARS 342,079 in fiscal year 2023 and ARS 323,725 in fiscal year 2024.

As of June 30, 2024, Córdoba Shopping’s occupancy rate was 99.5%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	51,103	67.4	6,327	41.1
Entertainment	2,107	2.8	5,842	38.0
Home	2,126	2.8	226	1.5
Restaurant	7,222	9.5	722	4.7
Miscellaneous	8,125	10.7	1,024	6.7
Services	545	0.7	730	4.8
Home appliances	4,644	6.1	497	3.2
Total	75,872	100.0	15,368	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenue from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenue of Córdoba Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	2,695	2,463	1,601	1,442	1,482
Percentage rent (1)	2,280	2,794	2,835	1,152	1,267
Total rent	4,975	5,257	4,436	2,594	2,749
Non-traditional advertising	191	130	48	71	119
Revenue from admission rights (2)	598	450	256	264	394
Fees	40	37	41	48	126
Parking	—	—	—	—	—
Commissions	205	123	119	82	82
Other	47	48	19	32	22
Total (3)	6,056	6,045	4,919	3,091	3,492

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 67 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its GLA is 10,542 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2024, the public visiting the shopping mall generated real retail sales of approximately ARS 36,788 million, which represents a year-on-year decrease of 13.4% and sales per square meter were approximately ARS 3,489,660. Total rental income decreased from ARS 1,356 million in real terms in fiscal year ended June 30, 2023 to ARS 1,300 million in fiscal year ended June 30, 2024, representing annual income per gross leasable square meter of ARS 128,776 in fiscal year 2023 and ARS 123,316 in fiscal year 2024.

As of June 30, 2024, La Ribera Shopping’s occupancy rate was 91.7%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2024:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	16,056	43.6	3,603	34.1
Entertainment	3,875	10.5	3,323	31.5
Home	1,223	3.3	381	3.6
Restaurant	8,887	24.2	2,308	21.9
Miscellaneous	4,806	13.1	776	7.4
Services	74	0.2	48	0.5
Home appliances	1,867	5.1	103	1.0
Total	36,788	100.0	10,542	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

La Ribera Shopping’s revenue

The following table sets forth selected information relating to the revenue of La Ribera Shopping during the fiscal years indicated:

	For the fiscal year ended June 30, (4)
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	855	646	346	223	528
Percentage rent (1)	445	710	639	82	409
Total rent	1,300	1,356	985	305	937
Non-traditional advertising	53	37	15	15	56
Revenue from admission rights (2)	117	74	48	56	71
Fees	19	22	15	15	22
Parking	—	—	—	—	—
Commissions	133	109	52	25	77
Other	1	—	—	—	—
Total (3)	1,623	1,598	1,115	416	1,163

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.
(4)	It does not reflect our participation on this property.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,701 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 84 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking space and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

During the fiscal year ended June 30, 2024, visitors to the shopping mall generated real retail sales that totaled approximately ARS 77,530 million, which represent a year-on-year increase of 7.3% and sales per square meter of approximately ARS 6,625,929. Total rental income increased from ARS 4,117 million in real terms in fiscal year ended June 30, 2023 to ARS 4,639 million in fiscal year ended June 30, 2024, which represents total revenue for the period per GLA of ARS 351,853 in fiscal year 2023 and ARS 396,462 in fiscal year 2024.

As of June 30, 2024, Alto Comahue’s occupancy rate was 99.4%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2024:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	35,288	45.6	5,691	48.6
Entertainment	3,350	4.3	2,199	18.8
Home	5,194	6.7	366	3.1
Restaurant	16,214	20.9	1,551	13.3
Miscellaneous	12,366	15.9	859	7.3
Services	1,261	1.6	186	1.6
Home appliances	3,857	5.0	849	7.3
Total	77,530	100.0	11,701	100.0

______________________

(1)	Includes vacant stores as of June 30, 2024. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Comahue’s revenue

The following table sets forth selected information relating to the revenue derived from Alto Comahue during the following periods:

	For the fiscal year ended June 30,
	2024	2023	2022	2021	2020
	(in millions of ARS)
Base rent	2,329	1,873	1,129	520	5,848
Percentage rent (1)	2,310	2,244	1,913	264	1,226
Total rent	4,639	4,117	3,042	784	7,074
Non-traditional advertising	82	41	22	22	63
Revenue from admission rights (2)	388	301	186	186	208
Fees	34	33	41	41	48
Parking	—	—	—	—	—
Commissions	162	104	71	41	22
Other	2	11	11	33	27
Total (3)	5,307	4,607	3,373	1,107	7,442

______________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

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

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant's commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenant must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. We determine that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

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

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of GLA and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2024:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	20,733	1.56
	Abasto Shopping (2)	City of Buenos Aires	37,166	2.80
	Alto Avellaneda	Province of Buenos Aires	39,784	3.00
	Alcorta Shopping	City of Buenos Aires	15,859	1.19
	Patio Bullrich	City of Buenos Aires	11,395	0.86
	Dot Baires Shopping (3)	City of Buenos Aires	48,018	3.62
	Soleil Premium Outlet	Province of Buenos Aires	15,675	1.18
	Distrito Arcos	City of Buenos Aires	14,508	1.09
	Alto Noa	City of Salta	19,427	1.46
	Alto Rosario	City of Rosario	34,858	2.62
	Mendoza Plaza	City of Mendoza	41,511	3.13
	Córdoba Shopping	City of Córdoba	15,368	1.16
	La Ribera Shopping (4)	City of Santa Fe	10,542	0.79
	Alto Comahue	City of Neuquén	11,701	0.88
Subtotal			336,545	25.34
Cencosud S.A.			279,505	21.04
Other operators			712,247	53.62
Total			1,328,297	100.0

______________________

(1)	Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total sqm.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the Company digital transformation, extending the use of cloud based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. We continue renewing our CCTV system, to improve security and enable future capabilities, such as the use of artificial intelligence. In our shopping malls, with a large flow of vehicles, we have implemented new guided parking systems and digital payment systems. We started using artificial intelligence to improve the work efficiency of our employees.

This year we continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which they can pay for parking, book a place for events and shows, redeem gift cards, obtain discounts, benefits and participate in promotions. During the year, users of ¡appa! carried out more than 2.8 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

Offices

Properties

The following table sets forth certain information regarding our office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2024:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2024 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Bankboston Tower (5)	Dec-14	—	—	—	14
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	754
Dot Building	Nov-06	11,242	79.4	80	2,321
Zetta Building	May-19	32,173	100.0	80	9,958
261 Della Paolera (6)	Dec-20	4,937	100.0	100	2,709
Total AAA & A offices		51,331	95.5		15,756
B offices
Philips Building	Jun-17	8,017	50.6	100	487
Total B offices		8,017	50.6		487
Total Offices		59,348	89.4		16,243

______________________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2024. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total GLA of the relevant property as of June 30, 2024.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of GLA, meaning we own 2,979 square meters of GLA.
(4)	Corresponds to the accumulated income of the period.
(5)	The Company has the ownership of a rental retail space in the building.
(6)

We own 14% of the building that has 35,872 square meters of GLA. The GLA includes sqm corresponding to other common spaces. As a subsequent event, on October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — 261 Della Paolera floor sale”.

Occupancy rate

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2024	2023	2022	2021	2020
	(%)
República Building (2)	—	—	—	66.9	86.9
Bankboston Tower (2)	—	—	—	—	96.4
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
Bouchard 710 (2)	—	—	—	—	92.5
DOT Building	79.4	51.6	92.6	84.9	84.9
Zetta Building (3)	100.0	94.6	92.2	84.7	97.5
261 Della Paolera (4)	100.0	100.0	67.1	80.2	—
Philips Building	50.6	41.9	81.4	93.1	82.7
Suipacha 652/664 (2)	—	—	—	17.3	31.2
Total	89.4	68.7	73.3	74.7	86.1

______________________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over GLA of offices for the same fiscal year.
(2)	The office buildings were sold.
(3)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.
(4)

As a subsequent event, on October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — 261 Della Paolera floor sale”.

Annual average income per surface area as of the end of fiscal years ended June 30:

	Income per square meter (1)
	As of June 30,
	2024	2023	2022	2021	2020
	(ARS/sqm)
República Building (2)	—	—	—	500,121	494,615
Bankboston Tower (2)	—	—	—	—	446,266
Intercontinental Plaza	253,018	243,353	394,030	624,669	267,674
Bouchard 710 (2)	—	—	—	—	528,181
DOT Building	259,980	350,154	249,950	381,583	480,539
Zetta Building	309,526	322,729	333,873	437,105	478,527
261 Della Paolera (3)	548,787	437,795	483,725	294,220	—
Philips Building	120,181	210,228	214,927	245,072	220,696
Suipacha 652/664 (2)	—	—	—	376,603	215,136

______________________

(1)	Calculated by dividing annual rental income by the GLA of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold.
(3)

The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years. As a subsequent event, on October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — 261 Della Paolera floor sale”.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2024:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	5	725	9,903	8,928	1	7
Philips Building	—	—	—	—	2	9
Intercontinental Plaza	—	—	—	—	—	—
261 Della Paolera	—	—	—	—	2	38
Zetta Building	4	3,655	10,080	9,976	1	19
Total (6)	9	4,390	10,050	9,800	6	73

______________________

(1)	Includes new and renewed leases executed in fiscal 2023.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas, terrace area and Workplace (Zetta y Philips).
(6)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2024. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1) (2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
2025	9	3,779	8	552	4
2026	12	11,147	22	1,988	15
2027 and thereafter	12	35,456	70	10,723	81
Total	33	50,382	100	13,263	100

______________________

(1)	Includes offices with leases that have not been renewed as of June 30, 2024.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta y Philips).

Intercontinental Plaza

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires. We own a 13.2% interest in the building which has footage averaging 22,535 square meters of GLA; meaning we own 2,979 square meters of GLA in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Dot Building

Our subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of GLA next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier and HP, among others.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of GLA and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This A+, certified with LEED Gold of Core & Shell standards of the US Green Building Council, was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent.

As of June 30, 2024, the building was occupied approximately 91% by Mercado Libre, and has other tenants such as Vacunar, MMS Publicis and DreamCo. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

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

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm, and a remaining construction capacity of approximately 20,000 sqm. During the fiscal year ended June 30, 2024, we operate the largest headquarters of Workplace IRSA with 1,800 sqm, which is in full expansion for the next fiscal year with a growth objective to 6,300 sqm.

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

Hotels

Hotel activity reached high levels of occupancy and sales during the fiscal year ended June 30, 2024, motivated by the boom both in domestic and international tourism. The exclusive Llao Llao resort, which the Company owns in the city of Bariloche, in southern Argentina, reached optimal occupancy levels and is a great attraction for the high-income segment. Also, our Libertador and Intercontinental hotels in the City of Buenos Aires recovered strongly this year, increasing rates and occupancy.

During the fiscal year 2024, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2024	2023	2022	2021	2020
Intercontinental (3)	11/01/1997	76.34	313	63.9	106,764	17,227	15,300	6,401	1,720	14,215
Libertador (4)	03/01/1998	100	200	59.4	68,749	6,880	6,071	2,367	565	4,975
Llao Llao (5)	06/01/1997	50	205	69.3	268,722	37,462	34,225	25,673	9,812	20,687
Total			718	64.2	146,902	61,569	55,596	34,441	12,097	39,877

______________________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

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

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. In 2019, began the remodeling of the Bustillo Wing in the hotel, where 42 rooms were modernized and valued.

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

In the fiscal year ended June 30, 2024, revenues from the sale and development of properties amounted to ARS 9,246 million, compared to ARS 16,280 million posted in the fiscal year ended June 30, 2023.

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

The following table shows information about IRSA’s land reserves as of June 30, 2024:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	2,018	4,871
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	1,705	2,860
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	1,014	2,492
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,786	6,506
Libertador 7400 (Quantum Bellini) Trust	100	Feb-21	—	—	—	160	303
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,160	1,865
Caballito Ferro Plot 1 – City of Buenos Aires	100	Jan-99	—	—	—	2,908	7,595
Ezpeleta plot (Quilmes II)	100	Apr-22	—	—	—	208,560	27,598
Total Intangibles (Residential)			—	—	—	220,331	303

LAND RESERVES:
Ramblas del Plata – City of Buenos Aires (formerly Costa Urbana)	100	Jul-97	716,180	866,806	—	693,445	485,412
La Plata - Greater Buenos Aires	100	Mar-18	47,834	81,341	—	—	15,769
Polo Dot mixed uses expansion – City of Buenos Aires (6)	80	Nov-06	—	15,940	—	—	14,984
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	42,532
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	11,463
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	16,974
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Subtotal Mixed-uses			11,887,133	5,711,854	—	768,722	587,134
Caballito Block 35 – City of Buenos Aires (3)	100	Oct-98	9,767	57,192	—	31,257	8,773
Zetol – Uruguay	90	Jun-09	—	—	—	70,370	4,975
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	43,347	3,693
Neuquén - Residential plot – Neuquén (2)	100	Jul-99	13,000	57,000	—	—	6,514
Subtotal residential			22,767	114,192	—	144,974	23,955
La Plata - Greater Buenos Aires	100	Mar-18	30,780	35,212	—		15,769
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	7,800	—	12,081
Subtotal retail			33,167	44,112	7,800	52,340	27,850
Polo Dot – Offices 2 & 3 – City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	27,456
Paseo Colón 245 Building – City of Buenos Aires	100	May-23	1,579	13,690	9,500	—	6,413
Intercontinental Plaza II – City of Buenos Aires	100	Feb-98	6,135	—	19,597	—	9,505
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	4,823	—	2,050
Subtotal offices			25,879	18,690	72,320	—	45,424
Total future developments			11,968,946	5,888,848	80,120	966,036	684,363
Other land reserves (1)			3,289,199	—	—	—	16,928
Total land reserves			15,258,145	5,888,848	80,120	966,036	701,291

77

______________________

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

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Applicable to the expansion of the Zetta Building.

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2024:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	17,718	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		53,521
Patio Bullrich	100	15,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Alto Rosario	100	15,000	Rosario
Philips Building	100	19,706	City of Buenos Aires
Total in offices + residential		70,825
Total expansions		124,346

Intangibles – Units to be received under barter agreements

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

On June 30, 2023, in compliance with the agreement into with Abasto Twins S.A. in June 2016, we signed the assignment of a parking unit and the right to build the Tower 2 of Abasto for USD 3 million. As of the date of this Annual Report, we received the sum of USD 15,250 in cash as monetary consideration, and the right to receive at least 29 functional units that are part of the future tower as non-cash consideration. This non-cash consideration represents the equivalent of 20% of the square meters of the plans approved by the GCBA for the construction of the tower, with a guaranteed minimum of 1,639 sqm.

In addition, as of June 30, 2024, the construction work of Tower 1 had been completed by more than 80% of the total project and the construction of Tower II already started.

Trusts: Ancón (Luis M. Campos 100 and Ancón), Figueroa Alcorta 6464 and Libertador 7400 (Quantum Bellini)

On February 9, 2021, as a result of the reorganization of Manibil S.A., we received a participation in three trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 1,014 sqm and 10 garages units would correspond to us. As of the date of this Annual Report, there is a protection action (amparo) in relation to this project, thus the work is suspended;

•	Figueroa Alcorta 6464 Trust: corresponds to 1,786 sqm of apartments and 11 garage units. As of June 30, 2024, the work has started and has been completed by more than 30%; and

•	Libertador 7400 (Quantum Bellini) Trust: corresponds to 923 sqm of apartments, 5 garages units and storage units. As of June 30, 2024, units have been sold, with the remaining of 160 sqm in stock.

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

As of June 30, 2024, the work has not started yet since the City Hall of Córdoba requested the developer, prior to granting the construction permit, to obtain an environmental license. The developer asked the Ministry of Environment of Córdoba to clarify whether or not that license is necessary.  On July 11, 2024, the General Direction of Environmental Impact of the Secretary of Sustainable Development, under the Ministry of Environment and Circular Economy, indicated that the project is not subject to the Environmental Impact Assessment Procedure. As a result, the application for the construction permission will soon be initiated.

Caballito Ferro Plot 1 – City of Buenos Aires

For more information see “Sale and Development of Properties and Land Reserves—Mixed uses – Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires”

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

On December 7, 2023, the exchange of the property took place with the Fiduciary of the Nuevo Quilmes II Trust for the development of a private neighborhood. As of June 30, 2024, the works have already started.

Mixed uses

Ramblas del Plata – formerly Costa Urbana – Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 70 hectares, owned by the Company since 1997, previously known as “Costa Urbana” or “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA promised to give to the City of Buenos Aires 50.8 hectares designated for public use, which represent approximately 71% of the total area of the property and contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the GCBA, in addition to the sum of USD 2,6 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which was also contributed.

Likewise, the Company will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

In March 2023, measurement was approved with a proposal for subdivision, division, transfer of streets and public space. On November 15, 2023, the 3 parcels and the public park lot were registered on public record in favor of the GCBA, and the 61 lots of IRSA were created. On May 22, 2024, we received the parcel certificates corresponding to the 61 lots.

As of June 30, 2024, the construction management was already hired in the bidding process for infrastructure works for the beginning of works of Stage I (which includes the first stage of the public park that includes the central bay sector). As of the date of this Annual Report, the certificate of environmental aptitude of Stage I has already been obtained and the works for stage I have already started.

“Ramblas del Plata” will change the landscape of the City of Buenos Aires, bringing life to an undeveloped area and will be an exceptional project due to its size, location and connectivity, providing the City the possibility of expanding and recovering its access to the Río de la Plata coast with walkable areas, recreation, green spaces, public parks and mixed-use.

La Plata Plot of land

On March 22, 2018, we acquired 100% of a plot of land of 78,614 sqm of surface in the town of La Plata, province of Buenos Aires. The transaction was consummated through the purchase of 100% of the shares of CELAP that owns 61.85% of the property and the direct purchase of the remaining 38.15% from unrelated third parties.

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

As of June 30, 2024, the project management has been hired, and the bidding process for the main contractor for civil works and the bidding process for the external gas works have started.

As of the date of this Annual Report, the plans and construction permissions for the “Shopping La Plata” project have been approved, and a hydraulic project has been submitted to the provincial hydraulic authority. Likewise, CELAP is in process of merging with IRSA. For more information, see “Recent developments – General Ordinary and Extraordinary Shareholders’ Meeting.”

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

As of June 30, 2024, the development is awaiting the resolution of an appeal filed with the GCBA.

Luján Plot of Land – Luján, Province of Buenos Aires

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for USD 3 million. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. As of June 30, 2024 the change of the zoning parameters is completed,  and we are working on the parameterization of the lot surfaces to advance the project.

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

On September 7, 2018, the Oral Federal Criminal Court No. 5 released the operative part of the Sentence, from which it follows that the prescription exception filed by Puerto Retiro was allowed. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The reasons for the Court’s sentence were read on November 11, 2018. From that moment, all the parties might file the appeals. Faced with this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Within the framework of the appeals filed by Puerto Retiro S.A., Tandanor and the Ministry of Defense, the Attorney General's Office issued the pertinent opinions. Currently, the appeal is under study in the Supreme Court of Justice of Argentina.

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

Residential

Caballito Block 35 – City of Buenos Aires

In October 2011, we acquired a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out in the above mentioned property. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2024, the work for the concrete structure of  the first tower (“Tower 3”) was completed and we are analyzing the development of the project, having hired the work and project management and bidding for the start of the completion of the masonry of the mentioned tower.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of VAM and Zetol S.A., for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and commercialization of 1,860 apartments. Such a project has the “urban feasibility” status for the construction of approximately 180,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and VAM agreed to carry out the infrastructure works for USD 8 million as well as a minimum amount of square meters of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, VAM owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, VAM executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and VAM in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 180,000 sqm.

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

During fiscal year 2024, certain significant operations related to the property were carried out, such as the sale of two plots by VAM to the Boating Trust. In addition, the debt with an unrelated third party was canceled through the delivery in payment of units in Towers 1 and 2 of the Carrasco Boating complex, for a total of USD 6.8 million. On July 12, 2024, the payment of the installments for the purchase of Zetol shares, corresponding to Towers 3 and 4, for a value of USD 8.9 million, was concluded, with units, garages and credits in favor of VAM and Zetol of Towers 1 and 2. In addition, progress was made with the City Hall of Canelones in the signing of a new plan agreement, certifying compensation for USD 4.5 million and redefining infrastructure and urban driving.

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

On June 14, 2022, the transfer deed of ownership was signed. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCBA, with the latter holding the property free of charge for a period of up to 30 months, in accordance with the conditions agreed upon in the auction.

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

Other Land Reserves

Other Land Reserves – Includes Zelaya 3102 and 3103, Chanta IV, Anchorena 665, Mendoza Shopping Adjoining Plots, Pilar Route 8 km 53, Conil Plot II, Pontevedra Plot, San Luis Plot and Llao Llao Plot.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 3.3 million square meters.

Others

Banco Hipotecario

As of June 30, 2024, we held a 29.9% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine Government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of June 2024, Banco Hipotecario ranked twelfth in the Argentine financial system in terms of total assets and sixteenth in terms of loans. As of June 30, 2024, Banco Hipotecario’s shareholders’ equity was ARS 372,040 million, its consolidated assets were ARS 2,281,948.8 million, and its net income for the three-month period ended June 30, 2024, was ARS 11,672 million. Since 1999, Banco Hipotecario’s shares have been listed on the BASE in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 36,851 million as of December 31, 2019, ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023 and ARS 218,034 million as of June 30, 2024.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2024, its capital markets debt representing 2.6% of its total funding.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.3% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

On March 27, 2024, Banco Hipotecario approved, through an Ordinary and Extraordinary General Assembly, the payment of a dividend in the sum of ARS 26,500 million in installments. On May 3, 2024, the Central Bank approved the distribution of the dividend. As of the date of this Annual Report, the dividends have been fully paid.

La Rural (convention centers and fairs activities) and La Arena (stadium concession)

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

On December 11, 2023, Ogden S.A. together with Sociedad Rural Argentina and La Rural de Palermo S.A. entered into a joint venture agreement and shareholders’ agreement through which the extension of the concession term of the property was extended until December 31, 2037, with the option to extend until December 31, 2041. For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay USD 12.0 million to the Sociedad Rural Argentina in five annual installments. The first of these installments was paid when the agreement was approved by the shareholders’ assembly of Sociedad Rural Argentina.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting on the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which the Company acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee.

The aforementioned trust agreement involved the contribution of a building owned by Banco Hipotecario. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. On December 28, 2023, Banco Hipotecario transferred the fiduciary ownership of the aforementioned property in favor of the trustee as a contribution to the trust.

The project underlying the trust has approval for the Microcenter reconversion regime pursuant to Law No. 6508 issued by the GCBA. On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 that suspended the effects of the tax benefits granted to the trust, which are rights acquired by it. In order to preserve its rights, on July 17, 2024, the trust filed an administrative appeal against this measure in order for it to be revoked and the validity of the suspended tax benefits to be restored. The appeal is still pending, and no decision has yet been rendered.

GCDI S.A. (formerly TGLT S.A.) (real estate)

GCDI S.A. is a construction company listed on the ByMA which is mainly engaged in the construction of third-party projects and residential development projects in Argentina and Uruguay. As of June 30, 2024, IRSA holds a 27.39% interest.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the Company We are appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2024, We are appa S.A. had 56 employees and IRSA’s share of “We are appa” reached 98.67%.

“We are appa’s” mission is to minimize the friction of physical shopping by applying data science and artificial intelligence, connecting buyers and sellers in a unique experience.

Through its application, ¡appa!, “We are appa” provides shopping malls and tenants a 100% digital customer loyalty system that promotes benefits and discounts by facilitating the consumer experience.

During the fiscal year ended June 30, 2024, users of ¡appa! carried out more than 2.8 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 2.7 million visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 15,800 million by 575,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2024, IRSA indirectly owned 2.71% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2024, the Company indirectly owned 14.87% of Comparaencasa S.A.

Turismo City

As of June 30, 2024, the Company owns indirectly 9.28% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

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

Leases

Argentine law imposes certain restrictions on property owners, including a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term. Decree No. 70/2023 sets forth that the tenant may unilaterally terminate the contract at any time, without prior notice or a minimum elapsed period, by paying 10% of the remaining rent balance—specifically, 10% of the outstanding contract value, calculated from the date of notification to the contractual termination date.

Decree No. 70/2023 is subject to congressional approval and potential legal challenges regarding its constitutionality. Although Decree No. 70/2023 became effective as of December 29, 2023, it remains under congressional and judicial review. The decree will only lose its validity if rejected by the Chamber of Deputies.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to Section 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine Government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Considering that the Decree No. 70/2023 repealed Section 1209 of the Argentine Civil and Commercial Code, we may freely agree with the tenants on the method of payment for expenses and taxes related to the property in proportion to the corresponding leases areas, without legal restrictions. Although the Argentine Code of Civil and Commercial Procedure allows the landlord, in the event of non-payment of rents, to proceed to collect the rents through an executory proceeding, there is a large amount of jurisprudence that holds that shopping center lease agreements do not fulfill the requirements of the law in force to be collected through the executory proceeding. In those cases, in which executory proceedings are granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of debt is not under discussion; the trial focuses on the formalities of the debt instrument itself. The Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and use of the land

Buenos Aires Urban Code. Our real estate activities are subject to several municipal zoning, building, occupation, and environmental regulations. In the City of Buenos Aires, where the vast majority of the real estate properties are located, there are the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Code (Código Urbanístico de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The administrative agency in charge of the Urban Code is the Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Code.

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

Sales and ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built under this the building’s regime, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations but does not prevent the purchaser from exercising its rights against the seller.

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

Other regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly established in Section 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

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

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

(1)     deprive obligations of their nature or limit liability for damages.

(2)     imply a waiver or restriction of consumer rights and an extension of seller rights; and

(3)    impose the shifting of the burden of proof against consumers.

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

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: (i) the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC); and (ii) the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Argentine Secretary of Labor, Employment and Social Security, National Council of Employment, Productivity, the Minimum, Living and Mobile Wage. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as COPREC is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) was transferred to the scope of the City of Buenos Aires. creating the Jurisdiction in Contentious Administrative, Tax and Consumer Relations of the City of Buenos Aires, enacting Law 6407 by which was statutory the New Code of Procedure for Justice in the Consumer Relations of the City of Buenos Aires, which is currently in force, attributing jurisdiction for all consumer disputes that arise in the City of Buenos Aires without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 27,442 and its administrative regulation’s goals are to prevent and punish anticompetitive practices and, accordingly, it requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. Pursuant to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. The Antitrust Law provides that whenever an economic concentration involves one or more companies and the total business volume of the group of the affected companies (which include the acquiring group, the target company and the controlled companies, group or assets subject to the acquisition, but excludes the volume of business of the companies of the selling group), exceeds in Argentina 100 million mobile units that, according to Resolution 48/2024 of the Secretary of Trade of the Ministry of Economy, published in the Official Gazette on January 24, 2024, is equivalent to the sum of ARS 50,619,000,000 (since the adjusted value of each mobile was set by such resolution at ARS 506.19), then the respective concentration must be filed with the CNDC for analysis and authorization. “Total business volume” means to be the amounts resulting from the sale of products, the provision of services performed, and the direct subsidies received by the companies affected during the last fiscal year that correspond to their ordinary activities, after the deduction of discounts on sales, as well as on VAT and other taxes directly related to turnover.

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

The Antitrust Law establishes exceptions to the notification obligation, including when economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred, or controlled in Argentina, do not exceed, in each case, 20 million mobile units that, according to the Resolution of the Secretary of Trade of the Ministry of Economy, currently represent ARS 10,123.8 million, such transactions are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed 20 million mobile units (as of the date hereof, ARS 1,105,000,800) or 60 million mobile units in the previous 36 months that, according to said Resolution, is currently equivalent to the sum of ARS 30,371.4 million, these operations they must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS 50,619 million, in cases of concentrations in which we are the acquiring party we should give notice to the CNDC of any concentration provided for by the Antitrust Law, provided that cases of exception to the notification obligation of Section 11 of the Antitrust Law do not arise.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—D. Exchange Controls—Money Laundering.”

Environmental Law

Our activities are subject to several national, provincial, and municipal environmental provisions.

Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The Argentine Government has the authority to establish minimum standards for environmental protection whereas provincial and municipal Argentine governments have the authority to fix specific standards and regulatory provisions.

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

The Argentine Civil and Commercial Code introduced the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

Sustainability

Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work towards this direction internally within our teams and externally through our value chain, operating as social and environmental change agents. We aim to achieve high quality standards in our real estate operations through the responsible use of resources and sustainable technologies and we seek to develop new projects in harmony with the environment.

Our fifteen shopping malls are an ideal space for the dissemination of topics of societal interest and the organization of community activities given that more than 100 million people visit them annually. Regarding the office buildings, they are occupied by national and international organizations, committed to the triple impact of their actions.

We agree on the agenda of topics with social organizations in each community, the public sector and specialists in each field. In this way, we strengthen ties and generate long-term alliances, incorporating actors in the value chain and collaborating with the communities where our business units operate.

Environmental Management

Environmental management is a central commitment for IRSA, expressed through its environmental policies and continuously reflected in its management. In 2024, these policies were updated, reaffirming the Company’s commitment towards sustainable development and respect for the environment.

The new environmental policy focuses on the following fundamental pillars:

•	Compliance with applicable regulations in the field.

•	Rational use of resources.

•	Management of environmental impact.

•	Promotion of the circular economy.

Our environmental management is based on the following strategies:

•	We constantly innovate in the use of best practices for the development of our activities.

•	We work to achieve a balance between the efficient use of resources and sustainable real estate development. We value our relationship with our people and the communities in which we operate, considering ourselves an integral part of them.

•	We plan for the long term, seeking development that allows future generations to also enjoy a healthy environment.

•	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.

•	We focus on continuous improvement, environmental protection, and compliance with current legislation, including those regulations to which we voluntarily subscribe.

•	We actively participate in a process of cultural change, which we extend to all the people we interact with.

Therefore, we are implementing a positive environmental impact strategy through our strategic sustainability plan with an environmental focus, which prioritizes the incorporation of circular economy criteria and the reduction of greenhouse gas emissions to address the challenge of reducing our carbon footprint.

Our Environmental Strategy is aligned with the United Nations Sustainable Development Goals to protect the planet and minimize the impact of our operations on the environment.

Environmental Certifications

As part of our strategy, we aim to achieve high environmental certification standards in our real estate projects with the goal of having a modern and sustainable portfolio. Our shopping malls in Buenos Aires City are already part of the Circular Economy Network, an initiative of the GCBA that creates a collaborative workspace among various societal actors (companies, NGOs, and universities) to build a more sustainable city. Alto Palermo Shopping, Dot Baires Shopping, Alcorta Shopping, Patio Bullrich, Distrito Arcos, and Abasto Shopping have already signed the adhesion.

It reaffirms our commitment and effort to work on various actions that strengthen recycling and promote the circular economy. This seeks to redefine what growth means, with an emphasis on benefits for the entire society. It involves decoupling economic activity from the use of non-renewable resources and reducing (or eliminating) waste generation. It is composed of seven principles: rethink, refuse, reduce, redistribute, reclaim, reuse, and recycle.

Córdoba Shopping and Alto Palermo have advanced to the second stage of the Comprehensive Waste Management Plan from the Circular Economy Paradigm. They are implementing new practices and habits to reduce waste generation, increasing reuse and recycling. The Circular Economy helps transform the economy towards a sustainable future. The diagnostic stage for all the Company’s shopping malls has been completed. Meanwhile, Distrito Arcos, Soleil, Patio Bullrich, Alcorta, DOT Baires, and Alto Rosario are already in the implementation stage of the new Waste Management Guide with a focus on the circular economy. On the other hand, Ribera Shopping, Alto Comahue, Alto NOA, Mendoza Shopping, and Alto Avellaneda are in the process of drafting this new Guide to be implemented in the next period.

The Ministry of Public Space and Urban Hygiene of the city of Buenos Aires awarded the Green Seal to the shopping malls Alto Palermo, Patio Bullrich, and Alcorta:

•	This Seal is part of the Circular Economy Network initiative.

•	Alto Palermo has recertified the Green Seal and obtained a three-star rating, which implies good practices and a commitment to responsible waste management.

•	Patio Bullrich and Alcorta Shopping have certified this year, both obtaining a two-star rating.

•	The certification process includes training for both tenants and employees, as well as audits conducted by the city government.

During the next fiscal year, the certification of Alto Palermo, Alcorta, and Patio Bullrich will be renewed, and Distrito Arcos, Dot Baires, and Abasto Shopping will soon be added. These actions not only benefit the shopping malls but also encourage some tenants to seek this certification. In this way, we help more companies become part of the Circular Economy Network.

Thanks to the Green Seal certification, our professionals were able to participate in various workshops and working groups provided by the City Government, such as the “Green City Ambassadors” training, “Waste Management in the City,” among others.

The latest office buildings developed by the Company, “261 Della Paolera” and “Zetta,” have LEED Gold Core & Shell certification (Leadership in Energy and Environmental Design). This certification, renowned in the sector and valued by the market, recognizes the company’s commitment to sustainable real estate development, incorporating aspects related to energy efficiency, improvement of indoor environmental quality, water consumption efficiency, sustainable development of open spaces on the plot, and the selection and recycling of materials in the construction.

As of the date of presentation of the Financial Statements, 72% of the premium office portfolio has LEED certification and several tenants are in the process of certifying their interiors, promoting energy and environmental design, quality of life and healthy work spaces.

Energy, water and waste management

The efficient use of resources, as well as the proper management of the waste generated in our activities, are extremely important in our daily operations. For this reason, we carry out various tasks to ensure proper environmental management:

Energy: Actions are continuously carried out to minimize consumption as much as possible, which includes:

•	improvements in air conditioning technologies,

•	constant maintenance of facilities and monitoring,

•	awareness campaigns on resource conservation for our staff, tenants, and customers.

•	In our offices, we automate the turning on and off of meeting room lights through motion sensors, preventing the lights from staying on when the room is not in use.

•	We automate the speed of escalators, reducing their speed when not in use.

•	Regarding lighting, we are replacing all luminaires with LED technology in all our shopping malls.

Water: The primary use of water is for sanitary supply, and it is also used in the food court sector, in shopping malls, for cleaning facilities, and for irrigation.

•	The sanitary facilities are equipped with Pressmatic-type command systems or similar, which allow for water savings of around 20% compared to older technologies.

•	In establishments where possible, thanks to the facilities and availability of the location, rainwater is collected for other uses, primarily for irrigation.

•	Distrito Arcos is an open-air shopping mall with plant beds that are watered with rainwater. On rainy days, the rainwater is collected in underground tanks and used to water the plant beds on sunny days.

•	The chosen irrigation system is drip irrigation, due to its high efficiency. In the latest office buildings developed by the company: 261 Della Paolera and the “Zetta Building,” rainwater is also used for watering their plant beds.

•	In the restrooms of our establishments, we opt for low-consumption sanitary fixtures and faucets, through the installation of timers, infrared sensors, and aerators, making efficient use of the resource.

Waste: We promote waste reduction and are pioneers in recycling management. In all our shopping malls, waste is separated at the source into two fractions: Wet (non-recyclable) and Dry (recyclable). In four of them, Alto Rosario, Alcorta, Patio Bullrich, Alto Palermo, and Distrito Arcos, a third fraction called Organic is separated, generated from food preparation in gastronomic establishments. This waste is collected by the municipalities for composting. The resulting material is used for landscaping boulevards and public plant beds.

In the southern area of the Autonomous City of Buenos Aires, in addition to organic waste separation, construction debris, PET, and pruning waste are collected. This facility has a modern aerobic fermentation plant that accelerates the composting process of organic waste.

We continue working to add more establishments and reduce the waste sent to landfills. We operate a waste management system that allows us to recycle a significant portion of the material produced in our establishments. Additionally, we develop new ways and opportunities to integrate with social organizations and cooperatives to add value to the recovered materials.

Recyclable materials are collected with a frequency ranging from four times a week to daily. We work with cooperatives and local organizations, which, through the collection, sorting, and commercialization of recyclable materials, provide a means of subsistence and a source of income for the community.

We continuously reinforce proper waste management with our tenants, communicating through circulars, site visits, and training sessions. We remind them of the materials to separate into each of the three fractions (recyclable, wet, and organic), the corresponding bag color (according to current regulations), and the storage areas for these materials.

In the kitchens of gastronomic establishments, used vegetable oils (UVOs) are generated from frying and cooking food. The company promotes the transformation of vegetable oil used by our shopping mall tenants into biodiesel.

Each tenant has a collection and storage system for these oils to be used as input in a production process: biodiesel production. We work with authorized companies for this purpose, such as RBA Ambiental. This prevents water contamination by not draining the oils through regular kitchen pipes and gives a second use to the resources.

Education and training program

We have developed a training and education program in environmental management, focusing on waste, efficient use of resources such as water and energy. Training sessions and actions are directed at shopping mall staff, tenants of the establishments, and related suppliers, involving urban recycler cooperatives to share their experiences, understand their work, and highlight the importance of proper waste management.

Fundación IRSA

Fundación IRSA was created in 1996 with the aim of developing programs and supporting initiatives that promote the integral development of individuals, with a special focus on education, human well-being, and social inclusion. We support civil society organizations because we believe in the power of networking, which enhances individualities and promotes sustainable relationships.

The work of Fundación IRSA is organized around four action areas that chart innovative paths in building a sense of community. These pillars are:

•	Education: Fundación IRSA promotes training, cultural learning, and educational research to enhance personal development, supporting projects that provide new opportunities in both formal and non-formal education. Together with other social organizations, we work for the recognition of the value of identity and respect for diversity. Since its inception, we have funded the “Observatory of Education,” which generates statistical data on education in Argentina based on evidence and social collaboration.

•	Human well-being: Understanding human well-being as an integral aspect that encompasses the physical, psychological, and social needs of individuals, Fundación IRSA focuses on research and assistance to help reduce inequalities, especially in the health sector. Since 2014, we have invested in improving hospital equipment and providing state-of-the-art devices and medical supplies to hospitals and health centers across the country. Additionally, through the Nutrir Program, we continue to support the purchase of meat, vegetables, fruits, and dairy products to address food needs in community kitchens, aiming for the program to have a federal reach in underserved areas and ensure access to healthy food.

•	Insertion / inclusion: Fundación IRSA pays special attention to two critical issues: employability and violence. Regarding employability, we continue to support the work of Asociación Civil Diagonal, which develops various programs to offer training, support, and dialogue spaces for people over 45 years old, strengthening their job opportunities in a challenging context. Additionally, the Foundation expanded its commitment by becoming the sole funder of the initial phase of the +45 Observatory, which aims to collect qualitative information on employment and unemployment in this age group, as well as its impact on individuals. Regarding violence, the Foundation is dedicated to research and generating evidence to improve public policies in this area. Since 2021, we have been the main investor in the creation of the first Observatory on Early Practices for Addressing Child Abuse. This year, we strengthened the civil entity “Red por la Infancia,” which produced several reports and guides for the private sector, including a certification of products and services free of child labor and trafficking in the supply chain, as well as guides for preventing and addressing situations of violence against children and adolescents in educational, recreational, and community settings. It also developed a guide for raising awareness and detecting trafficking and sexual exploitation in the tourism sector.

•	Strengthening: Fundación IRSA supports the institutional capacity of non-profit organizations through cooperation and partnerships. We accompany social organizations across the country so they can fulfill their mission, grow, and develop. Additionally, we continue with the internal program MultipliDAR, which offers all IRSA Group employees the opportunity to multiply their personal and group donations to civil society organizations of their choice, doubling or tripling the donated amount.

During the 2024 fiscal year, Fundación IRSA worked with 80 civil society organizations, making a direct social investment of ARS 471,302,599.

For the 2025 fiscal year, the Foundation is committed to strengthening its mission, focusing on listening to the needs of society to maximize the impact of its projects. It will renew its commitment to research by investing in the strengthening of several observatories, including the Observatory on Violence against Children and Adolescents and the Employability Observatory for adults over 45 years old. It aims to be a generator of quality data and a guarantor of excellent knowledge.

In the field of education, it will continue investing in the Observatory of Education to generate statistical data and will join the collective work with other companies and foundations committed to improving education in our country. Fundación IRSA will join the main governance body of the Literacy and Secondary Education Advocacy Group of Foundations and Companies and, for the tenth consecutive year, will strengthen nursing education by providing the opportunity for more than 60 tertiary-level students to complete their studies and enter the healthcare job market.

Additionally, it will continue promoting the Nutrir Program, leaving installed capacity that allows organizations to carry out their solidarity commitment to those most in need. It will also establish new connections with other community kitchens at the federal level and with organizations specializing in the recovery of fresh food in the country.

Finally, it will persist in generating initiatives that address diversity, focusing on strengthening job placement and employability for both the young and adult population of the country.

“Puerta 18” Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people aged 13 to 24. Through a non-formal education approach, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Over its 16 years, more than 5,000 young people have received free training, and today more than 290 have found employment in areas related to their training at the institution. Two years ago, the foundation, in pursuit of “common good” objectives, achieved recognition from the IGJ (General Inspection of Justice) so that, under Section 81c, donations received can be tax-deductible, encouraging more companies to join and amplifying the impact.

The Foundation’s approach is based on placing the young person at the center of the proposal, which revolves around their interests and needs, with educators acting as facilitators using technology as a tool. Some of the disciplines we work with include: Graphic Design, Photography, UX, Programming, Comprehensive Video Production, 3D Modeling and Animation, Video Games, Robotics, among others.

Currently, the Foundation offers activities for an average of over 80 young people per day, both in the 13-18 age group and those over 18, focusing all its actions at the Zelaya Street headquarters. Additionally, together with #Digtar and #programarte, they have awarded scholarships to 60 young people to continue their educational studies at other institutions, expanding their social capital, deepening their knowledge, and significantly improving their job prospects.

“Museo de los Niños” Foundation

The Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city and enhances the activities of children within it. Here, children and adults have fun and learn by playing the daily activities carried out in a community.

The Museum offers an enriching and alternative meeting space that integrates play, movement, perception, understanding, and expression, encouraging curiosity, interest in learning, and imagination from a transformative perspective.

Based on the Declaration of the Rights of the Child, it has been designed to foster in each child the development of their own potential: “learning by doing” and “playing and having fun while learning.”

The Museum is dedicated to children up to 12 years old, their families, educators, and through them, the community. For the youngest children, up to 3 years old, it has two soft rooms specially built to stimulate their activity.In addition, it has an Exhibition Hall and an Auditorium where shows, film screenings, conferences, book presentations and various events are held.

Additionally, it has an Exhibition Hall and an Auditorium where shows, training sessions, conferences, book presentations, and various events are held.

As is customary, the Foundation continued its policy of supporting its own or third-party programs and also continued to promote projects related to communication, science, culture, education, and humanitarian aid.

Through the scheduled activities, we aim to offer children a series of learning experiences that foster actions of solidarity and commitment to society as a whole, through play, imagination, and participation.

Taking these points into account, we received approximately 1,000,000 visitors, and the number of companies providing support through sponsorship increased.

As every year, the source of income from the Annual Winter Vacation event, as well as family days celebrated by different companies and institutions, and advance ticket sales, proved to be a fundamental and regular economic support for the Foundation.

School visits and birthday celebrations also increased.

Museo de los Niños has been declared:

•	of Educational Interest by the Ministry of Education of Argentina pursuant to Resolution No. 123;

•	of Cultural Interest by the Secretariat of Culture and Communication of the Presidency of Argentina pursuant to Resolution No. 1895;

•	of Cultural Interest by the Secretariat of Culture of the GCBA;

•	of Tourist Interest by the Secretariat of Tourism of the Presidency of Argentina pursuant to Resolution No. 281; and

•	sponsored by the Secretariat of Education of the GCBA pursuant to Resolution No. 537.

C. Organizational Structure

The following table presents information relating to our ownership interest represented by our subsidiaries as of June 30, 2024:

			% of ownership interest held by the Company
Name of the entity	Country	Main activity	06.30.2024	06.30.2023	06.30.2022

IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00	100.00	100.00
Efanur S.A. (4)	Uruguay	Investment	—	—	100.00
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00	100.00	100.00
Inversora Bolívar S.A.	Argentina	Investment	100.00	100.00	100.00
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00	50.00	50.00
Nuevas Fronteras S.A.	Argentina	Hotel	76.34	76.34	76.34
Palermo Invest S.A.	Argentina	Investment	100.00	100.00	100.00
Ritelco S.A.	Uruguay	Investment	100.00	100.00	100.00
Tyrus S.A.	Uruguay	Investment	100.00	100.00	100.00
U.T. IRSA y Galerias Pacifico (2)	Argentina	Investment	—	50.00	50.00
Arcos del Gourmet S.A.	Argentina	Real estate	90.00	90.00	90.00
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68	53.68	53.68
Fibesa S.A.U.	Argentina	Real estate	100.00	100.00	100.00
Panamerican Mall S.A.	Argentina	Real estate	80.00	80.00	80.00
Shopping Neuquén S.A.	Argentina	Real estate	99.95	99.95	99.95
Torodur S.A.	Uruguay	Investment	100.00	100.00	100.00
EHSA	Argentina	Investment	70.00	70.00	70.00
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00	100.00	100.00
We Are Appa S.A.	Argentina	Design and software development	98.67	98.67	93.63
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00	—	—
Fideicomo Shefa V.C.	Argentina	Invesment	100.00	—	—
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.63	99.59	99.50
Real Estate Develoment LLC	USA	Investment	100.00	—	—
IRSA International LLC	USA	Investment	100.00	100.00	100.00
Jiwin S.A. (4)	Uruguay	Investment	—	—	100.00
Liveck S.A. (3)	British Virgin Islands	Investment	100.00	100.00	100.00
Real Estate Strategies LLC	USA	Invesment	100.00	100.00	100.00
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII) (4)	Bermuda’s	Investment	—	—	100.00
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00	100.00	100.00

______________________

(1)	The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers its majority of votes in the decision making process.
(2)	Liquidated in September 2023.
(3)	Includes Tyrus’ and IRSA S.A.’s equity interests.
(4)	Liquidated in October 2022.

We have a significant interest in Banco Hipotecario, an Argentine company incorporated under Argentine law and engaged in the banking business. As of June 30, 2024, we held, directly and indirectly, 29.9% of the equity of Banco Hipotecario.

D. Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties as of June 30, 2024:

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms (1)	Location	Net Book Value (in millions of ARS) (2)	Use	Occupancy rate (%)
Bankboston Tower (13)	Aug-07	-	City of Buenos Aires	1,967	Office Rental	N/A
Bouchard 551	Mar-07	-	City of Buenos Aires	5,165	Office Rental	N/A
Intercontinental Plaza Building	Nov-97	2,979	City of Buenos Aires	13,422	Office Rental	100.0
Dot Building	Nov-06	11,242	City of Buenos Aires	52,613	Office Rental	79.4
Zetta Building	Jun-19	32,173	City of Buenos Aires	159,256	Office Rental	100.0
Phillips Building	Jun-17	8,017	City of Buenos Aires	33,147	Office Rental	50.6
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	31,718	Other Rentals	N/A
Abasto Shopping	Nov-99	37,166	City of Buenos Aires, Argentina	90,036	Shopping Mall	99.5
Alto Palermo Shopping	Dec-97	20,733	City of Buenos Aires, Argentina	108,434	Shopping Mall	99.4
Alto Avellaneda	Dec-97	39,784	Province of Buenos Aires, Argentina	70,175	Shopping Mall	93.7
Alcorta Shopping(16)	Jun-97	15,859	City of Buenos Aires, Argentina	68,761	Shopping Mall	99.9
Patio Bullrich	Oct-98	11,395	City of Buenos Aires, Argentina	31,793	Shopping Mall	91.2
Alto Noa	Nov-95	19,427	City of Salta, Argentina	15,779	Shopping Mall	99.4
Mendoza Plaza	Dec-94	41,511	Mendoza, Argentina	25,444	Shopping Mall	98.6
Alto Rosario	Dec-04	34,858	Santa Fe, Argentina	63,585	Shopping Mall	93.7
Córdoba Shopping –Villa Cabrera (11)	Dec-06	15,368	City of Córdoba, Argentina	19,494	Shopping Mall	99.5
Dot Baires Shopping	May-09	48,018	City of Buenos Aires, Argentina	76,185	Shopping Mall	99.3
Soleil Premium Outlet	Jul-10	15,675	Province of Buenos Aires, Argentina	33,749	Shopping Mall	100.0
La Ribera Shopping	Aug-11	10,542	Santa Fe, Argentina	8,632	Shopping Mall	91.7
Distrito Arcos	Dec-14	14,508	City of Buenos Aires, Argentina	38,774	Shopping Mall	100.0
Alto Comahue	Mar-15	11,701	Neuquén, Argentina	26,841	Shopping Mall	99.4
Patio Olmos	Sep-97	-	City of Córdoba, Argentina	11,478	Shopping Mall	N/A
Beruti Parking Space	N/A	-	Ciudad de Buenos Aires	5,455	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	-	City of Buenos Aires	42,532	Land Reserve	N/A
Ramblas del Plata	Oct-97	716,180	City of Buenos Aires	485,412	Other Rentals	N/A
Ezpeleta Plot of land	May-22	-	Province of Buenos Aires, Argentina	-	Other Rentals	N/A
Beruti and Coronel Diaz Building	Jun-22	-	City of Buenos Aires	12,081	Other Rentals	N/A
Paseo Colon Building	May-23	-	City of Buenos Aires	6,653	Other Rentals	N/A
261 Della Paolera	May-10	4,937	City of Buenos Aires	38,339	Offices and Other Rentals	100.0
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	11,463	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	125,927	Land Reserve	N/A
Other Developments (15)	N/A	N/A	City of Buenos Aires	466	Properties under development	N/A
Buildable potentials (14)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	37,327	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires	43,543	Hotel	63.9
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires	19,463	Hotel	59.4
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	74,110	Hotel	69.3
Others (3)	N/A	N/A	City and Province of Buenos Aires	1,587	Others	N/A

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2024 and for the fiscal year then ended. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS Accounting Standards, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2024). See “Risk Factors—Risks Relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

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

	Fiscal year ended June 30,
	2024	2023	2022
	(inter‑annual data)
GDP (1)	(1.7)%	(4.9)%	6.9%
Inflation (IPIM) (2)	284.4%	112.8%	57.3%
Inflation (CPI)	271.5%	115.6%	64.0%
Depreciation of the Peso against the U.S. dollar	(255.0%)	(105.0%)	(30.9%)
Average exchange rate per USD 1.00 (3)	ARS 910.50	ARS 256.50	ARS 125.13

______________________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 18, 2024, the exchange rate was 983.00 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP decreased 1.7% inter annually during the second quarter of 2024, compared to a decrease of 4.9% in the same period of 2023. Nationally, shopping mall sales at current prices in the month of June 2024 relevant to the survey reached a total of ARS 463,761 million, which represents an increase of 165.3% compared to June 2023. Accumulated sales for the first six months of the year 2024, represent a 220.5% in current terms and 0.7% increase in real terms as compared to the same period of 2023. The monthly EMAE as of June 30, 2024, decreased by 3.9% compared to the same month in 2023. As of June 30, 2024, the unemployment rate was at 7.6% of the country’s economically active population, compared to 6.2% as of June 30, 2023. On the other hand, in the second quarter of 2024, the activity rate stood at 48.5% compared to 47.6% in the same quarter of the previous year. While the employment rate maintained in line at 44.8% when compared with the second quarter of 2024, compared to 44.6% in the second quarter of the previous year.

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

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2022	64.0%	57.3%
2023	115.6%	112.8%
2024	271.5%	284.4%

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

Seasonality

Our urban business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

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

For more information about the evolution of the U.S dollar / Peso exchange rate, see “A1. Local Exchange Market and Exchange Rates.”

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

Property values are affected by, among other factors:

a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine Peso for future periods.

b) office buildings, other rental properties, land reserves and buildable potentials, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in Pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchase and sales of office buildings and other properties are now usually settled in Argentine Pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2024, 2023 and 2022, we sold and transferred floors of the building for a total area of approximately 3,579 sqm, 9,500 sqm and 9,674 sqm, respectively. As of June 30, 2024, IRSA retains its rights for 4 floors of the building with an approximate leasable area of 4,937 sqm. As a subsequent event, on October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. For more information see “Recent Developments — 261 Della Paolera floor sale”.

On April 19, 2022, we sold 100% of the “República” building, located next to the “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of GLA on 20 office floors and 178 parking spaces.

On July 24, 2023, we sold the “Suipacha 652/64” office building, located in the Microcentro district of the Autonomous City of Buenos Aires. The class B building, with 7 office floors and 62 parking lots, acquired by IRSA in 1991, has a GLA of 11,465 sqm, which was vacant at the moment of the transaction.

Shopping malls

During the fiscal years ended June 30, 2024, 2023 and 2022, we maintained the same portfolio of operating shopping malls.

Business Segment Information

IFRS Accounting Standards 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS Accounting Standards 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain.

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

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS Accounting Standards used for the preparation of our Audited Consolidated Financial Statements, except for the following:

•	Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS Accounting Standards. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

•	Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and FPC as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

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

Below is a summary of the Company’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statements of Income and Other Comprehensive Income for the years ended June 30, 2024, 2023 and 2022:

	06.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	270,550	(1,453)	59,449	—	328,546
Costs	(48,766)	161	(60,636)	—	(109,241)
Gross profit / (loss)	221,784	(1,292)	(1,187)	—	219,305
Net loss from fair value adjustment of investment properties	(350,955)	364	—	—	(350,591)
General and administrative expenses	(51,179)	173	—	(26)	(51,032)
Selling expenses	(17,491)	133	—	-	(17,358)
Other operating results, net	(5,192)	(21)	419	26	(4,768)
(Loss) / profit from operations	(203,033)	(643)	(768)	—	(204,444)
Share of profit / (loss) of associates and joint ventures	33,760	277	—	—	34,037
Segment (loss) / profit	(169,273)	(366)	(768)	—	(170,407)
Reportable assets	1,945,139	431	—	296,195	2,241,765
Reportable liabilities (i)	—	—	—	(1,089,328)	(1,089,328)
Net reportable assets	1,945,139	431	—	(793,133)	1,152,437

	06.30.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	268,627	(1,687)	64,781	—	331,721
Costs	(49,231)	736	(65,950)	—	(114,445)
Gross profit / (loss)	219,396	(951)	(1,169)	—	217,276
Net loss from fair value adjustment of investment properties	(190,149)	7,559	—	—	(182,590)
General and administrative expenses	(72,215)	250	—	193	(71,772)
Selling expenses	(16,860)	101	—	-	(16,759)
Other operating results, net	(27,061)	(93)	614	(193)	(26,733)
Loss from operations	(86,889)	6,866	(555)	—	(80,578)
Share of profit of associates and joint ventures	14,449	(4,709)	—	—	9,740
Segment loss	(72,440)	2,157	(555)	—	(70,838)
Reportable assets	2,359,221	(13,329)	—	297,957	2,643,849
Reportable liabilities (i)	—	—	—	(1,205,005)	(1,205,005)
Net reportable assets	2,359,221	(13,329)	—	(907,048)	1,438,844

106

	06.30.2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	204,987	(1,860)	53,853	—	256,980
Costs	(42,714)	729	(55,055)	—	(97,040)
Gross profit / (loss)	162,273	(1,131)	(1,202)	—	159,940
Net gain / (loss) from fair value adjustment of investment properties	98,741	10,588	—	—	109,329
General and administrative expenses	(42,666)	214	—	184	(42,268)
Selling expenses	(17,958)	43	—	—	(17,915)
Other operating results, net	225	—	447	(184)	488
Profit / (loss) from operations	200,615	9,714	(755)	—	209,574
Share of profit of associates and joint ventures	3,732	(6,572)	—	—	(2,840)
Segment profit / (loss)	204,347	3,142	(755)	—	206,734
Reportable assets	2,609,775	(15,530)	—	391,614	2,985,859
Reportable liabilities (i)	—	—	—	(1,626,434)	(1,626,434)
Net reportable assets	2,609,775	(15,530)	—	(1,234,820)	1,359,425

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 15 million, ARS 4 million and ARS 63 million, as of June 30, 2024, 2023 and 2022, respectively.

(i)	The CODM centers the review on reportable assets.

Below is a summarized analysis of the lines business for the fiscal years ended June 30, 2024, 2023 and 2022:

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	179,650	16,243	9,246	61,569	3,842	270,550
Costs	(10,714)	(1,182)	(5,344)	(28,814)	(2,712)	(48,766)
Gross profit	168,936	15,061	3,902	32,755	1,130	221,784
Net loss from fair value adjustment of investment properties	(14,936)	(69,585)	(266,145)	—	(289)	(350,955)
General and administrative expenses	(21,608)	(1,788)	(8,810)	(9,342)	(9,631)	(51,179)
Selling expenses	(9,007)	(180)	(3,236)	(4,205)	(863)	(17,491)
Other operating results, net	(2,840)	(63)	(1,983)	(1,131)	825	(5,192)
Profit / (loss) from operations	120,545	(56,555)	(276,272)	18,077	(8,828)	(203,033)
Share of profit of associates and joint ventures	—	—	—	—	33,760	33,760
Segment profit / (loss)	120,545	(56,555)	(276,272)	18,077	24,932	(169,273)

Investment properties and trading properties	690,300	303,571	730,885	—	2,261	1,727,017
Investment in associates and joint ventures	—	—	—	—	124,373	124,373
Other operating assets	2,450	324	54,177	31,673	5,125	93,749
Reportable assets	692,750	303,895	785,062	31,673	131,759	1,945,139

(i) Includes the result for the investment in GCDI and BHSA for ARS (5,444) million and ARS 29,251 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding to the segments, ARS 263,826 million originated in Argentina, and ARS 6,724 million in other countries, principally in Uruguay for ARS 6,651 million and USA for ARS 73 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 1,934,648 million are located in Argentina and ARS 10,491 million in other countries, principally in the USA for ARS 1,754 million and Uruguay for ARS 8,669 million.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	176,246	17,031	16,280	55,596	3,474	268,627
Costs	(11,937)	(1,408)	(4,952)	(28,162)	(2,772)	(49,231)
Gross profit	164,309	15,623	11,328	27,434	702	219,396
Net loss from fair value adjustment of investment properties	(41,496)	(16,890)	(131,343)	—	(420)	(190,149)
General and administrative expenses	(24,826)	(2,768)	(9,511)	(12,168)	(22,942)	(72,215)
Selling expenses	(8,055)	(383)	(4,172)	(3,819)	(431)	(16,860)
Other operating results, net	(2,173)	(256)	(3,284)	(531)	(20,817)	(27,061)
Profit / (loss) from operations	87,759	(4,674)	(136,982)	10,916	(43,908)	(86,889)
Share of profit of associates and joint ventures	—	—	—	—	14,449	14,449
Segment profit / (loss)	87,759	(4,674)	(136,982)	10,916	(29,459)	(72,440)

Investment properties and trading properties	694,077	447,627	1,039,618	—	2,986	2,184,308
Investment in associates and joint ventures	—	—	—	—	106,622	106,622
Other operating assets	2,459	398	27,341	32,632	5,461	68,291
Reportable assets	696,536	448,025	1,066,959	32,632	115,069	2,359,221

(i) Includes the result for the investment in GCDI and BHSA for ARS 512 million and ARS 11,454 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 259,200 million originated in Argentina and ARS 9,427 million in other countries, principally in Uruguay for ARS 9,346 million and USA for ARS 81 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 2,345,137 million are located in Argentina and ARS 14,084 million in other countries, principally in the USA for ARS 1,961 million and Uruguay for ARS 12,051 million.

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	138,836	24,357	5,975	34,441	1,378	204,987
Costs	(11,974)	(2,347)	(4,653)	(19,671)	(4,069)	(42,714)
Gross profit / (loss)	126,862	22,010	1,322	14,770	(2,691)	162,273
Net gain / (loss) from fair value adjustment of investment properties	4,429	(43,179)	137,010	—	481	98,741
General and administrative expenses	(22,923)	(2,731)	(8,474)	(5,847)	(2,691)	(42,666)
Selling expenses	(6,784)	(625)	(7,385)	(2,723)	(441)	(17,958)
Other operating results, net	(1,137)	(184)	(384)	(473)	2,403	225
Profit / (loss) from operations	100,447	(24,709)	122,089	5,727	(2,939)	200,615
Share of profit of associates and joint ventures	—	—	—	—	3,732	3,732
Segment profit / (loss)	100,447	(24,709)	122,089	5,727	793	204,347

Investment properties and trading properties	735,027	546,221	1,141,435	—	3,443	2,426,126
Investment in associates and joint ventures	—	—	—	—	92,733	92,733
Other operating assets	2,394	20,320	23,900	33,505	10,797	90,916
Reportable assets	737,421	566,541	1,165,335	33,505	106,973	2,609,775

(i) Includes the result for the investment in GCDI and BHSA for ARS (5,710) million and ARS 6,992 million respectively, in the line “Share of loss of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 204,872 million are originated in Argentina and ARS 115 million are originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 2,594,267 million are located in Argentina and ARS 15,508 million in other countries, principally in the USA for ARS 2,370 million and Uruguay for ARS 13,056 million.

Results of Operations for the fiscal years ended June 30, 2024 and 2023

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2024 and 2023.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in Million ARS)
Revenues	270,550	268,627	1,923	(1,453)	(1,687)	234	59,449	64,781	(5,332)	-	-	-	328,546	331,721	(3,175)
Costs	(48,766)	(49,231)	465	161	736	(575)	(60,636)	(65,950)	5,314	-	-	-	(109,241)	(114,445)	5,204
Gross profit / (loss)	221,784	219,396	2,388	(1,292)	(951)	(341)	(1,187)	(1,169)	(18)	-	-	-	219,305	217,276	2,029
Net (loss) / gain from fair value adjustment of investment properties	(350,955)	(190,149)	(160,806)	364	7,559	(7,195)	-	-	-	-	-	-	(350,591)	(182,590)	(168,001)
General and administrative expenses	(51,179)	(72,215)	21,036	173	250	(77)	-	-	-	(26)	193	(219)	(51,032)	(71,772)	20,740
Selling expenses	(17,491)	(16,860)	(631)	133	101	32	-	-	-	-	-	-	(17,358)	(16,759)	(599)
Other operating results, net	(5,192)	(27,061)	21,869	(21)	(93)	72	419	614	(195)	26	(193)	219	(4,768)	(26,733)	21,965
(Loss) / profit from operations	(203,033)	(86,889)	(116,144)	(643)	6,866	(7,509)	(768)	(555)	(213)	-	-	-	(204,444)	(80,578)	(123,866)
Share of profit / (loss) of associates and joint ventures	33,760	14,449	19,311	277	(4,709)	4,986	-	-	-	-	-	-	34,037	9,740	24,297
Segment (loss) / profit	(169,273)	(72,440)	(96,833)	(366)	2,157	(2,523)	(768)	(555)	(213)	-	-	-	(170,407)	(70,838)	(99,569)
Reportable assets	1,945,139	2,359,221	(414,082)	431	(13,329)	13,760	-	-	-	296,195	297,957	(1,762)	2,241,765	2,643,849	(402,084)
Reportable liabilities	-	-	-	-	-	-	-	-	-	(1,089,328)	(1,205,005)	115,677	(1,089,328)	(1,205,005)	115,677
Net reportable assets	1,945,139	2,359,221	(414,082)	431	(13,329)	13,760	-	-	-	(793,133)	(907,048)	113,915	1,152,437	1,438,844	(286,407)

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2024 and 2023

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in Million ARS)
Revenues	179,650	176,246	3,404	16,243	17,031	(788)	9,246	16,280	(7,034)	61,569	55,596	5,973	3,842	3,474	368	270,550	268,627	1,923
Costs	(10,714)	(11,937)	1,223	(1,182)	(1,408)	226	(5,344)	(4,952)	(392)	(28,814)	(28,162)	(652)	(2,712)	(2,772)	60	(48,766)	(49,231)	465
Gross profit / (loss)	168,936	164,309	4,627	15,061	15,623	(562)	3,902	11,328	(7,426)	32,755	27,434	5,321	1,130	702	428	221,784	219,396	2,388
Net (loss) / gain from fair value adjustment of investment properties	(14,936)	(41,496)	26,560	(69,585)	(16,890)	(52,695)	(266,145)	(131,343)	(134,802)	-	-	-	(289)	(420)	131	(350,955)	(190,149)	(160,806)
General and administrative expenses	(21,608)	(24,826)	3,218	(1,788)	(2,768)	980	(8,810)	(9,511)	701	(9,342)	(12,168)	2,826	(9,631)	(22,942)	13,311	(51,179)	(72,215)	21,036
Selling expenses	(9,007)	(8,055)	(952)	(180)	(383)	203	(3,236)	(4,172)	936	(4,205)	(3,819)	(386)	(863)	(431)	(432)	(17,491)	(16,860)	(631)
Other operating results, net	(2,840)	(2,173)	(667)	(63)	(256)	193	(1,983)	(3,284)	1,301	(1,131)	(531)	(600)	825	(20,817)	21,642	(5,192)	(27,061)	21,869
Profit / (loss) from operations	120,545	87,759	32,786	(56,555)	(4,674)	(51,881)	(276,272)	(136,982)	(139,290)	18,077	10,916	7,161	(8,828)	(43,908)	35,080	(203,033)	(86,889)	(116,144)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	33,760	14,449	19,311	33,760	14,449	19,311
Segment profit / (loss)	120,545	87,759	32,786	(56,555)	(4,674)	(51,881)	(276,272)	(136,982)	(139,290)	18,077	10,916	7,161	24,932	(29,459)	54,391	(169,273)	(72,440)	(96,833)
Reportable assets	692,750	696,536	(3,786)	303,895	448,025	(144,130)	785,062	1,066,959	(281,897)	31,673	32,632	(959)	131,759	115,069	16,690	1,945,139	2,359,221	(414,082)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	692,750	696,536	(3,786)	303,895	448,025	(144,130)	785,062	1,066,959	(281,897)	31,673	32,632	(959)	131,759	115,069	16,690	1,945,139	2,359,221	(414,082)

Revenues 2024 vs 2023

Shopping Malls. Revenues from the Shopping Malls segment increased by 1.9% from ARS 176,246 million during the fiscal year ended June 30, 2023, to ARS 179,650 million during the fiscal year ended June 30, 2024. Although the number of new lease contracts for this fiscal year has been lower than the previous one, a 17% increase in admission rights has been observed. This increase is due to a change in negotiations, which includes a higher Minimum Insured Fixed Value (“VMA”) in the total key money price, depending on the shopping mall. In the current fiscal year, the increase in revenues was mainly due to: (i) an increase of ARS 7,719 million in base rent revenue; (ii) an ARS 2,470 million increase in admission rights; (iii) an ARS 1,673 million increase in the revenue from averaging of scheduled rent escalation; (iv) an increase of ARS 1,302 million in commissions; and (v) an increase of ARS 588 million in revenue from parking; partially offset by: (vi) a decrease of ARS 10,275 million in contingent rent revenue caused by a lower billing in real terms from the tenants

Offices. Revenues from the Offices segment decreased by 4.6% from ARS 17,031 million during the fiscal year ended June 30, 2023, to ARS 16,243 million during the fiscal year ended June 30, 2024. This variation is mainly explained by a decrease in revenue from leases by 4.6% from ARS 16,952 million during the fiscal year ended June 30, 2023, to ARS 16,179 million during the fiscal year ended June 30, 2024. The sale of floors in the “261 Della Paolera” Tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) results in a reduced leasable area.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 43.2% decrease from ARS 16,280 million during the fiscal year ended June 30, 2023, to ARS 9,246 million during the fiscal year ended June 30, 2024. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time. During the current fiscal year, VAM sold two of its properties in the Canelones department (Uruguay) to the Boating Trust for a price of USD 6.8 million.

Hotels. Revenues from our Hotels segment increased by 10.7% from ARS 55,596 million during the fiscal year ended June 30, 2023, to ARS 61,569 million during the fiscal year ended June 30, 2024, mainly due to an improvement in rates measured in terms of dollars, occupancy levels remained at good level; however, a decline in international tourism was noted in the last quarter.

Others. Revenues from the Others segment increased by 10.6% from ARS 3,474 million during the fiscal year ended June 30, 2023, to ARS 3,842 million during the fiscal year ended June 30, 2024, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2024 vs 2023

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 10.2%, from ARS 11,937 million during the fiscal year ended June 30, 2023, to ARS 10,714 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in leases and expenses of ARS 1,526 million which is explained by a decrease in the cost of available commercial spaces given higher occupancy during the fiscal year ended June 30, 2024; (ii) a decrease in taxes, rates and contributions of ARS 231 million; partially offset by: (iii) an increase in fees and compensation for services of ARS 482 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 6.8% during the fiscal year ended June 30, 2023, to 6.0% during the fiscal year ended June 30, 2024.

Offices. Costs associated with the Offices segment decreased by 16.1%, from ARS 1,408 million during the fiscal year ended June 30, 2023, to ARS 1,182 million during the fiscal year ended June 30, 2024, mainly due to (i) a decrease in leases and expenses of ARS 248 million; (ii) a decrease in amortization and depreciation charges of ARS 149 million; (iii) a decrease in salaries, social security charges and other personnel administrative expenses of ARS 40 million; (iv) a decrease of ARS 25 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in taxes, rates and contributions of ARS 24 million; partially offset by: (vi) an increase in fees and compensation for services of ARS 253 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 8.3% during the fiscal year ended June 30, 2023, to 7.3% during the fiscal year ended June 30, 2024.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 7.9% increase from ARS 4,952 million during the fiscal year ended June 30, 2023, to ARS 5,344 million during the fiscal year ended June 30, 2024 mainly due to: (i) an increase of ARS 545 million in the cost of sale of goods and services, explained by the sale of two plots of land by VAM (Canelones, Uruguay); (ii) an increase of ARS 160 million in maintenance, security, cleaning, repairs and other expenses; (iii) an increase of ARS 108 million in fees and compensation services; (iv) an increase in leases and expenses of ARS 45 million; partially offset by: (v) an ARS 461 million decrease in taxes, rates and contributions. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 30.4% during the fiscal year ended June 30, 2023, to 57.8% during the fiscal year ended June 30, 2024.

Hotels. Costs in the Hotels segment increased by 2.3%, from ARS 28,162 million during the fiscal year ended June 30, 2023, to ARS 28,814 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 643 million in maintenance, security, cleaning, repairs and other expenses; (ii) an increase of ARS 138 million in food, beverages and other hotel expenses; (iii) an increase of ARS 79 million in fees and compensation services; partially offset by: (iv) a decrease in the costs of salaries, social security and other personnel expenses of ARS 215 million. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 50.7% during the fiscal year ended June 30, 2023, to 46.8% during the fiscal year ended June 30, 2024.

Others. Costs in the Others segment decreased by 2.2%, from ARS 2,772 million during the fiscal year ended June 30, 2023, to ARS 2,712 million during the fiscal year ended June 30, 2024, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 447 million; (ii) a decrease in taxes, rates and contributions of ARS 34 million; (iii) a decrease of ARS 33 million in fees and compensation services; partially offset by: (iv) an increase of ARS 328 million in maintenance, security, cleaning, repairs and other expenses; and (v) an increase of others charges of ARS 138 million. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 79.8% during the fiscal year ended June 30, 2023, to 70.6% during the fiscal year ended June 30, 2024.

Gross profit 2024 vs 2023

Shopping Malls. Gross profit from the Shopping Malls segment increased by 2.8%, from a profit of ARS 164,309 million during the fiscal year ended June 30, 2023, to an ARS 168,936 million profit during the fiscal year ended June 30, 2024, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 93.2% positive during the fiscal year ended June 30, 2023, to 94.0% positive during the fiscal year ended June 30, 2024.

Offices. Gross profit from the Offices segment decreased by 3.6%, from a profit of ARS 15,623 million during the fiscal year ended June 30, 2023, to an ARS 15,061 million profit during the fiscal year ended June 30, 2024. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 91.7% positive during the fiscal year ended June 30, 2023, to 92.7% positive during the fiscal year ended June 30, 2024.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 65.6%, from a profit of ARS 11,328 million during the fiscal year ended June 30, 2023, to an ARS 3,902 million profit during the fiscal year ended June 30, 2024. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 69.6% positive during the fiscal year ended June 30, 2023, to 42.2% positive during the fiscal year ended June 30, 2024.

Hotels. Gross profit from the Hotels segment increased by 19.4%, from a profit of ARS 27,434 million during the fiscal year ended June 30, 2023, to an ARS 32,755 million profit during the fiscal year ended June 30, 2024. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 49.3% positive during the fiscal year ended June 30, 2023, to 53.2% positive during the fiscal year ended June 30, 2024.

Others. Gross profit from the Others segment increased by 61.0%, from a profit of ARS 702 million during the fiscal year ended June 30, 2023, to an ARS 1,130 million profit during the fiscal year ended June 30, 2024. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 20.2% positive during the fiscal year ended June 30, 2023, to 29.4% positive during the fiscal year ended June 30, 2024.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net (loss) from fair value adjustment of investment properties 2024 vs 2023

Total consolidated net loss from fair value adjustment of investment properties, according to the income statement, decreased by ARS 168,001 million, from a net loss of ARS 182,590 million during the fiscal year ended June 30, 2023, to a net loss of ARS 350,591 million during the fiscal year ended June 30, 2024.

According to information by segments, the net loss from fair value adjustment of investment properties went from a loss of ARS 190,149 million (out of which an ARS 41,496 million loss derives from our Shopping Malls segment; an ARS 16,890 million loss from our Offices segment; an ARS 131,343 million loss from our Sales and Developments segment and an ARS 420 million loss from our Others segment) during the fiscal year ended June 30, 2023, to a loss of ARS 350,955 million during the fiscal year ended June 30, 2024 (out of which an ARS 14,936 million loss derives from our Shopping Malls segment; an ARS 69,585 million loss from our Offices segment; an ARS 266,145 million loss from our Sales and Developments segment and an ARS 289 million loss from our Others segment).

The net impact of the peso values of our shopping centers was primarily a result of: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; in real terms, the variation of the official exchange rate, which is used to measure these properties, was 17 percentage points below inflation, and (ii) this was partially offset by the moderation of the projected growth rate for some shopping malls.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. This situation allows for the observation of relevant and representative buy-sell prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric. In our Office segment and Developments segment, the value was primarily impacted by the appreciation of the peso against the “MEP dollar” during the fiscal year ended June 30, 2024, as in real terms, the variation in the MEP exchange rate, which is used to measure these properties, was 93 points below inflation. Additionally, in our Office segment during the current fiscal year, we sold three floors of the “261 Della Paolera” tower and completed the sale of the Maple Building. Additionally, in fiscal year 2024, we sold our interest in Quality Invest S.A.

General and administrative expenses 2024 vs 2023

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 13.0%, from ARS 24,826 million during the fiscal year ended June 30, 2023, to ARS 21,608 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 2,245 million in fees payable to directors; (ii) a decrease of ARS 635 million in salaries, social security charges, and other personnel administrative expenses; (iii) a decrease of ARS 400 million in amortization and depreciation charges; (iv) a decrease of ARS 162 million in rents and expenses; partially offset by: (v) an increase in maintenance, security, cleaning, repairs, and related charges of ARS 216 million. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 14.1% during the fiscal year ended June 30, 2023, to 12.0% during the fiscal year ended June 30, 2024. The variation is mainly explained by lower expenses related to bonuses paid to employees. Additionally, there was a lower charge for fees payable to directors.

Offices. General and administrative expenses  of our Offices segment decreased by 35.4%, from ARS 2,768 million during the fiscal year ended June 30, 2023, to ARS 1,788 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 396 million in fees payable to directors; (ii) a decrease in salaries, social security charges, and other personnel administrative expenses of ARS 321 million; (iii) a decrease in amortization and depreciation charges of ARS 143 million; and (iv) a decrease of ARS 66 million in fees and compensations for services. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 16.3% during the fiscal year ended June 30, 2023, to 11.0% during the fiscal year ended June 30, 2024. The variation is mainly explained by lower expenses related to bonuses paid to employees. Additionally, there was a lower charge for fees payable to directors.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 7.4%, from ARS 9,511 million during the fiscal year ended June 30, 2023, to ARS 8,810 million during the fiscal year ended June 30, 2024. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 58.4% during the fiscal year ended June 30, 2023, to 95.3% during the fiscal year ended June 30, 2024.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 23.2%, from ARS 12,168 million during the fiscal year ended June 30, 2023, to ARS 9,342 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 3,151 million in fees payable to directors; partially offset by (ii) an increase of ARS 187 million in taxes, rates, and contributions; (iii) an increase of ARS 36 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 29 million in travel, transportation, and stationery; (v) an increase of ARS 20 million in amortization and depreciation charges; and (vi) an increase of ARS 16 million in maintenance, security, cleaning, repairs, and related expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 21.9% during the fiscal year ended June 30, 2023, to 15.2% during the fiscal year ended June 30, 2024.

Others. General and administrative expenses associated with our Others segment decreased by 58.0%, from ARS 22,942 million during the fiscal year ended June 30, 2023, to ARS 9,631 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 13,832 million in fees payable to directors; (ii) a decrease of ARS 155 million in fees and compensations for services; (iii) a decrease of ARS 42 million in taxes, rates, and contributions; partially offset by: (iv) an increase of ARS 586 million in salaries, social security charges, and other personnel administrative expenses; (v) an increase of ARS 35 million in maintenance, repairs, and services; (vi) an increase of ARS 33 million in amortization and depreciation charges; (vii) an increase of ARS 26 million in travel, transportation, and stationery; and (viii) an increase of ARS 8 million in bank expenses. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 660.4% during the fiscal year ended June 30, 2023, to 250.7% during the fiscal year ended June 30, 2024.

Selling expenses 2024 vs 2023

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 11.8%, from ARS 8,055 million during the fiscal year ended June 30, 2023, to ARS 9,007 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 592 million in publicity, advertising, and other commercial expenses due to higher expenses for event organization and commercial settlements; (ii) an increase of ARS 294 million in amortization and depreciation charges; (iii) an increase of ARS 195 million in doubtful accounts (charge and recovery, net); (iv) an increase of ARS 94 million in salaries, social security charges, and other personnel administrative expenses; partially offset by: (v) a decrease of ARS 209 million in taxes, rates, and contributions; and (vi) a decrease of ARS 14 million in fees and compensations for services. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 4.6% during the fiscal year ended June 30, 2023, to 5.0% during the fiscal year ended June 30, 2024.

Offices. Selling expenses associated with our Offices segment decreased by 53.0%, from ARS 383 million during the fiscal year ended June 30, 2023, to ARS 180 million during the fiscal year ended June 30, 2024. Such variation was mainly generated as a result of: (i) an ARS 243 million decrease in fees and compensation for services due to improved negotiation of rates; (ii) a decrease of ARS 49 million in taxes, rates, and contributions; (iii) a decrease of ARS 15 million in salaries, social security charges, and other personnel administrative expenses; (iv) a decrease of ARS 8 million in publicity, advertising, and other commercial expenses; partially offset by: (v) an ARS 113 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.2% during the fiscal year ended June 30, 2023, to 1.1% during the fiscal year ended June 30, 2024.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 22.4%, from ARS 4,172 million during the fiscal year ended June 30, 2023, to ARS 3,236 million during the fiscal year ended June 30, 2024. This variation is mainly explained by lower expenses related to property sales due to fewer sales compared to the previous fiscal year. Among the most significant variations were: (i) a decrease of ARS 1,687 million in fees and compensation for services; partially offset by (ii) an increase of ARS 669 million in taxes, rates, and contributions; (iii) an increase of ARS 66 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 7 million in publicity, advertising, and other commercial expenses; and (v) an ARS 5 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 25.6% during the fiscal year ended June 30, 2023, to 35.0% during the fiscal year ended June 30, 2024.

Hotels. Selling expenses associated with our Hotels segment increased by 10.1%, from ARS 3,819 million during the fiscal year ended June 30, 2023, to ARS 4,205 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 234 million increase in fees and compensation for services; (ii) an ARS 86 million increase in publicity, advertising, and other commercial expenses; (iii) an ARS 70 million increase in taxes, rates, and contributions; (iv) an ARS 18 million increase in doubtful accounts (charge and recovery, net); partially offset by (v) an ARS 27 million decrease in salaries, social security charges, and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 6.9% during the fiscal year ended June 30, 2023, to 6.8% during the fiscal year ended June 30, 2024.

Others. Selling expenses associated with our Others segment increased by 100.2%, from ARS 431 million during the fiscal year ended June 30, 2023, to ARS 863 million during the fiscal year ended June 30, 2024. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 12.4% during the fiscal year ended June 30, 2023, to 22.5% during the fiscal year ended June 30, 2024. This increase is mainly due to higher commercial activities carried out by We are Appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 12.4% during the fiscal year ended June 30, 2023, to 22.5% during the fiscal year ended June 30, 2024.

Other operating results, net 2024 vs 2023

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 30.7%, from a net loss of ARS 2,173 million during the fiscal year ended June 30, 2023, to a net loss of ARS 2,840 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 328 million increase in the loss for lawsuits; partially offset by (ii) an ARS 549 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned; (iii) an ARS 438 million decrease in donations; and (iv) an ARS 22 million decrease in management fees. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 1.2% negative during the fiscal year ended June 30, 2023, to 1.6% negative during the fiscal year ended June 30, 2024.

Offices. Other operating results, net associated with our Offices segment increased by 75.4%, from a net loss of ARS 256 million during the fiscal year ended June 30, 2023, to a net loss of ARS 63 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 156 million decrease in interest and allowances earned generated by operating credits; and (ii) a decrease of ARS 37 million in lawsuit charges. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.5% negative during the fiscal year ended June 30, 2023, to 0.4% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 39.6%, from a net loss of ARS 3,284 million during the fiscal year ended June 30, 2023, to a net loss of ARS 1,983 million during the fiscal year ended June 30, 2024, mainly due to the loss from sale of property, plant and equipment corresponding to the sale  of the 9th floor of the “261 Della Paolera” tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 20.2% negative during the fiscal year ended June 30, 2023, to 41.2% negative during the fiscal year ended June 30, 2024.

Hotels. Other operating results, net associated with the Hotels segment decreased by 113.0%, from a net loss of ARS 531 million during the fiscal year ended June 30, 2023, to a net loss of ARS 1,131 million during the fiscal year ended June 30, 2024, mainly due to an increase in lawsuit charges of ARS 677 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.0% negative during the fiscal year ended June 30, 2023, to 1.8% negative during the fiscal year ended June 30, 2024.

Others. Other operating results, net associated with the Others segment increased by 104.0%, from a net loss of ARS 20,817 million during the fiscal year ended June 30, 2023, to a net profit of ARS 825 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in lawsuit and other contingency charges of ARS 22,070 million as the prior fiscal year had recognized a provision for the IDBD lawsuit; (ii) an increase in profit generated by other operating results of ARS 1,245 million; partially offset by (iii) a decrease in profit of ARS 1,389 million, mainly due to the liquidation of Condor, Real Estate Investment Group VII LP, and Jiwin S.A. in the previous fiscal year; (iv) an increase of ARS 214 million in management fees; and (v) higher expenses of ARS 81 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 599.2% negative during the fiscal year ended June 30, 2023, to 21.5% positive during the fiscal year ended June 30, 2024.

Operating results 2024 vs 2023

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 37.4%, from a net profit of ARS 87,759 million during the fiscal year ended June 30, 2023, to a net profit of ARS 120,545 million during the fiscal year ended June 30, 2024. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 49.8% positive during the fiscal year ended June 30, 2023, to 67.1% positive during the fiscal year ended June 30, 2024.

Offices. Operating results from operations associated with our Offices segment decreased by 1110.0%, from a net loss of ARS 4,674 million during the fiscal year ended June 30, 2023, to a net loss of ARS 56,555 million during the fiscal year ended June 30, 2024. Such variation was mainly due to an ARS 52,695 million decrease in the loss from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 27.4% negative during the fiscal year ended June 30, 2023, to 348.2% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment decreased by 101.7%, from a net loss of ARS 136,982 million during the fiscal year ended June 30, 2023, to a net loss of ARS 276,272 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the (loss) from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 841.4% negative during the fiscal year ended June 30, 2023, to 2,988.0% negative during the fiscal year ended June 30, 2024.

Hotels. Operating results from operations associated with the Hotels segment increased by 65.6%, from a net profit of ARS 10,916 million during the fiscal year ended June 30, 2023, to a net profit of ARS 18,077 million during the fiscal year ended June 30, 2024. This increase is mainly due to higher occupancy levels resulting in increased revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 19.6% positive during the fiscal year ended June 30, 2023, to 29.4% positive during the fiscal year ended June 30, 2024.

Others. Operating results from operations associated with the Others segment increased from a net loss of ARS 43,908 million during the fiscal year ended June 30, 2023, to a net loss of ARS 8,828 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the decrease in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of revenues from such segment, varied from 1,263.9% negative during the fiscal year ended June 30, 2023, to 229.8% positive during the fiscal year ended June 30, 2024.

Share of profit / (loss) of associates and joint ventures 2024 vs 2023

The share of profit of associates and joint ventures, according to the income statement, increased by 249.5%, from a net profit of ARS 9,740 million during the fiscal year ended June 30, 2023 to a net profit of ARS 34,037 million during the fiscal year ended June 30, 2024, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 105.9% increase, from a loss of ARS 4,709 million during the fiscal year ended June 30, 2023, to a profit of ARS 277 million during the fiscal year ended June 30, 2024, Mainly due to results from the investment in Nuevo Puerto Santa Fe, explained primarily by the impact of inflation on the fair value of its properties, and, in turn, as a consequence of the sale of Quality Invest S.A., an investment that, as of June 30, 2023, was generating losses of ARS 5,142 million.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. Given that we sold our interest in Quality Invest S.A. during the current fiscal year, it generated results only in the fiscal year ended June 30, 2023.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit / (loss) of associates from the Others segment increased by 133.6%, from a net profit of ARS 14,449 million during the fiscal year ended June 30, 2023, to a net profit of ARS 33,760 million during the fiscal year ended June 30, 2024, mainly as a result of the variation from our investments in Banco Hipotecario by ARS 17,797 and La Rural S.A. by ARS 4,943 million positive.

Financial results, net

The financial results increased from a profit of ARS 57,722 million during the fiscal year ended June 30, 2023, to a profit of ARS 93,056 million during the fiscal year ended June 30, 2024. This increase is mainly due to a positive result from earned interest and the gain generated by the fair value adjustments of financial assets and liabilities at fair value through profit or loss, net, primarily caused by macroeconomic conditions in Argentina, which led to fluctuations in the values of bonds, partially offset by a loss from exchange rate differences and a lower positive result generated by exposure to inflation.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge changed from a profit of ARS 239,702 million during the fiscal year ended June 30, 2023, to a profit of ARS 46,336 million during the fiscal year ended June 30, 2024. During the fiscal year ended June 30, 2024, a positive deferred tax result was observed, affected by the fair value changes of investment properties, which was partially offset by a negative result from current income tax. Additionally, during the previous fiscal year, a reversal of the provision for income tax from prior fiscal years was made, see the Income Tax section for the fiscal year 2023.

(Loss) / profit for the year

As a result of the factors described above, the (loss) / profit for the year decreased from a profit of ARS 226,586 million during the fiscal year ended June 30, 2023, to a loss of ARS 33,803 million during the fiscal year ended June 30, 2024.

Results of Operations for the fiscal years ended June 30, 2023 and 2022

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2023 and 2022.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
	(in Million ARS)
Revenues	268,627	204,987	63,640	(1,687)	(1,860)	173	64,781	53,853	10,928	-	-	-	331,721	256,980	74,741
Costs	(49,231)	(42,714)	(6,517)	736	729	7	(65,950)	(55,055)	(10,895)	-	-	-	(114,445)	(97,040)	(17,405)
Gross profit / (loss)	219,396	162,273	57,123	(951)	(1,131)	180	(1,169)	(1,202)	33	-	-	-	217,276	159,940	57,336
Net (loss) / gain from fair value adjustment of investment properties	(190,149)	98,741	(288,890)	7,559	10,588	(3,029)	-	-	-	-	-	-	(182,590)	109,329	(291,919)
General and administrative expenses	(72,215)	(42,666)	(29,549)	250	214	36	-	-	-	193	184	9	(71,772)	(42,268)	(29,504)
Selling expenses	(16,860)	(17,958)	1,098	101	43	58	-	-	-	-	-	-	(16,759)	(17,915)	1,156
Other operating results, net	(27,061)	225	(27,286)	(93)	-	(93)	614	447	167	(193)	(184)	(9)	(26,733)	488	(27,221)
(Loss) / profit from operations	(86,889)	200,615	(287,504)	6,866	9,714	(2,848)	(555)	(755)	200	-	-	-	(80,578)	209,574	(290,152)
Share of profit / (loss) of associates and joint ventures	14,449	3,732	10,717	(4,709)	(6,572)	1,863	-	-	-	-	-	-	9,740	(2,840)	12,580
Segment (loss) / profit	(72,440)	204,347	(276,787)	2,157	3,142	(985)	(555)	(755)	200	-	-	-	(70,838)	206,734	(277,572)
Reportable assets	2,359,221	2,609,775	(250,554)	(13,329)	(15,530)	2,201	-	-	-	297,957	391,614	(93,657)	2,643,849	2,985,859	(342,010)
Reportable liabilities	-	-	-	-	-	-	-	-	-	(1,205,005)	(1,626,434)	421,429	(1,205,005)	(1,626,434)	421,429
Net reportable assets	2,359,221	2,609,775	(250,554)	(13,329)	(15,530)	2,201	-	-	-	(907,048)	(1,234,820)	327,772	1,438,844	1,359,425	79,419

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2023 and 2022.

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.	06.30.23	06.30.22	Var.
	(in Million ARS)
Revenues	176,246	138,836	37,410	17,031	24,357	(7,326)	16,280	5,975	10,305	55,596	34,441	21,155	3,474	1,378	2,096	268,627	204,987	63,640
Costs	(11,937)	(11,974)	37	(1,408)	(2,347)	939	(4,952)	(4,653)	(299)	(28,162)	(19,671)	(8,491)	(2,772)	(4,069)	1,297	(49,231)	(42,714)	(6,517)
Gross profit / (loss)	164,309	126,862	37,447	15,623	22,010	(6,387)	11,328	1,322	10,006	27,434	14,770	12,664	702	(2,691)	3,393	219,396	162,273	57,123
Net (loss) / gain from fair value adjustment of investment properties	(41,496)	4,429	(45,925)	(16,890)	(43,179)	26,289	(131,343)	137,010	(268,353)	-	-	-	(420)	481	(901)	(190,149)	98,741	(288,890)
General and administrative expenses	(24,826)	(22,923)	(1,903)	(2,768)	(2,731)	(37)	(9,511)	(8,474)	(1,037)	(12,168)	(5,847)	(6,321)	(22,942)	(2,691)	(20,251)	(72,215)	(42,666)	(29,549)
Selling expenses	(8,055)	(6,784)	(1,271)	(383)	(625)	242	(4,172)	(7,385)	3,213	(3,819)	(2,723)	(1,096)	(431)	(441)	10	(16,860)	(17,958)	1,098
Other operating results, net	(2,173)	(1,137)	(1,036)	(256)	(184)	(72)	(3,284)	(384)	(2,900)	(531)	(473)	(58)	(20,817)	2,403	(23,220)	(27,061)	225	(27,286)
Profit / (loss) from operations	87,759	100,447	(12,688)	(4,674)	(24,709)	20,035	(136,982)	122,089	(259,071)	10,916	5,727	5,189	(43,908)	(2,939)	(40,969)	(86,889)	200,615	(287,504)
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	14,449	3,732	10,717	14,449	3,732	10,717
Segment profit / (loss)	87,759	100,447	(12,688)	(4,674)	(24,709)	20,035	(136,982)	122,089	(259,071)	10,916	5,727	5,189	(29,459)	793	(30,252)	(72,440)	204,347	(276,787)
Reportable assets	696,536	737,421	(40,885)	448,025	566,541	(118,516)	1,066,959	1,165,335	(98,376)	32,632	33,505	(873)	115,069	106,973	8,096	2,359,221	2,609,775	(250,554)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	696,536	737,421	(40,885)	448,025	566,541	(118,516)	1,066,959	1,165,335	(98,376)	32,632	33,505	(873)	115,069	106,973	8,096	2,359,221	2,609,775	(250,554)

Revenues 2023 vs 2022

Shopping Malls. Revenues from the Shopping Malls segment increased by 26.9% from ARS 138,836 million during the fiscal year ended June 30, 2022, to ARS 176,246 million during the fiscal year ended June 30, 2023. This increase is due to the fact that, during the fiscal year ended June 30, 2022, although the shopping malls were open, a policy of support for tenants was maintained in all shopping malls. In addition, there were more vacancies, reduced opening hours and less public attendance during the 2022 fiscal year. In the fiscal year ended June 30, 2023, the increase in rental income occurred mainly due to: (i) an increase of ARS 21,897 million in base rent revenue; (ii) an increase of ARS 5,552 million in contingent rent revenue; (iii) an ARS 3,636 million increase in admission rights; (iv) an ARS 3,165 million increase in revenue from parking; and (v) an ARS 2,250 million increase in the revenue from averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment decreased by 30.1% from ARS 24,357 million during the fiscal year ended June 30, 2022, to ARS 17,031 million during the fiscal year ended June 30, 2023. This variation is mainly explained by a decrease in revenue from leases by 28.8% from ARS 23,818 million during the fiscal year ended June 30, 2022 to ARS 16,952 million during the fiscal year ended June 30, 2023 mainly as a result of lower rental income due to the sale of the República building in April 2022 and the sale of floors in the tower "261 Della Paolera" (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). There is also a drop in the rate in real terms as the inflation rate was higher than the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 172.5% increase from ARS 5,975 million during the fiscal year ended June 30, 2022, to ARS 16,280 million during the fiscal year ended June 30, 2023. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time. The increase during the fiscal year ended June 30, 2023, is primarily due to the sale of two properties in Canelones (Uruguay) by VAM and the sale of two units in Tower 1 of Carrasco Boating.

Hotels. Revenues from our Hotels segment increased by 61.4% from ARS 34,441 million during the fiscal year ended June 30, 2022, to ARS 55,596 million during the fiscal year ended June 30, 2023, mainly due to higher occupancy with the consequent increase in revenues. The Hotel Llao Llao, and Libertador reached the prepandemic occupancy levels in the fiscal year of 2023.

Others. Revenues from the Others segment increased by 152.1% from ARS 1,378 million during the fiscal year ended June 30, 2022, to ARS 3,474 million during the fiscal year ended June 30, 2023, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - Ogden S.A - Entretenimiento Universal S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We Are APPA for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2023 vs 2022

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 0.3%, from ARS 11,974 million during the fiscal year ended June 30, 2022, to ARS 11,937 million during the fiscal year ended June 30, 2023, mainly due to: (i) a decrease in leases and expenses of ARS 1,785 million; partially offset by: (ii) an increase in maintenance, security, cleaning, repairs and other expenses of ARS 1,023 million and (iii) an increase in salaries, social security charges and other personnel administrative expenses of ARS 631 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 8.6% during the fiscal year ended June 30, 2022, to 6.8% during the fiscal year ended June 30, 2023.

Offices. Costs associated with the Offices segment decreased by 40.0%, from ARS 2,347 million during the fiscal year ended June 30, 2022, to ARS 1,408 million during the fiscal year ended June 30, 2023, mainly due to (i) a decrease in leases and expenses of ARS 435 million; (ii) a decrease in amortization and depreciation charges of ARS 293 million; and (iii) a decrease in taxes, rates and contributions of ARS 229 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 9.6% during the fiscal year ended June 30, 2022, to 8.3% during the fiscal year ended June 30, 2023.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 6.4% increase from ARS 4,653 million during the fiscal year ended June 30, 2022, to ARS 4,952 million during the fiscal year ended June 30, 2023 mainly due to (i) an increase of ARS 661 million in the cost of sale of goods and services which correspond to the barter agreement of "Lot 16" located in the province of Córdoba (Argentina), the sale of 2 units of Tower 1 of Carrasco Boating (Montevideo, Uruguay), the sale of a plot of land by Zetol S.A. (Canelones, Uruguay), and the barter agreement entered into with ABASTO TWINS S.A. (Buenos Aires, Argentina); partially offset by: (ii) an ARS 171 million decrease in fees and compensation services; and (iii) a decrease in leases and expenses of ARS 151 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 77.9% during the fiscal year ended June 30, 2022, to 30.4% during the fiscal year ended June 30, 2023.

Hotels. Costs in the Hotels segment increased by 43.2%, from ARS 19,671 million during the fiscal year ended June 30, 2022, to ARS 28,162 million during the fiscal year ended June 30, 2023, mainly as a result of (i) an ARS 5,778 million increase in the costs of salaries, social security and other personnel expenses; (ii) an ARS 1,943 million increase in food, beverages and other hotel expenses; and (iii) an ARS 683 million increase in traveling, transportation and stationery. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 57.1% during the fiscal year ended June 30, 2022, to 50.7% during the fiscal year ended June 30, 2023.

Others. Costs in the Others segment decreased by 31.9%, from ARS 4,069 million during the fiscal year ended June 30, 2022, to ARS 2,772 million during the fiscal year ended June 30, 2023, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 1,051 million; (ii) a decrease in fees and compensation for services of ARS 425 million; (iii) a decrease in taxes, rates and contributions of ARS 85 million; partially offset by: (iv) an increase in amortization and depreciation charges of ARS 296 million.

Gross profit 2023 vs 2022

Shopping Malls. Gross profit from the Shopping Malls segment increased by 29.5%, from a profit of ARS 126,862 million during the fiscal year ended June 30, 2022, to an ARS 164,309 million profit during the fiscal year ended June 30, 2023, mainly as a result of increased revenues and higher public attendance in shopping malls. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 91.4% positive during the fiscal year ended June 30, 2022, to 93.2% positive during the fiscal year ended June 30, 2023.

Offices. Gross profit from the Offices segment decreased by 29.0%, from a profit of ARS 22,010 million during the fiscal year ended June 30, 2022, to an ARS 15,623 million profit during the fiscal year ended June 30, 2023. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 90.4% positive during the fiscal year ended June 30, 2022, to 91.7% positive during the fiscal year ended June 30, 2023.

Sales and developments. Gross profit from the Sales and Developments segment increased by 756.9%, from a profit of ARS 1,322 million during the fiscal year ended June 30, 2022, to an ARS 11,328 million profit during the fiscal year ended June 30, 2023. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 22.1% positive during the fiscal year ended June 30, 2022, to 69.6% positive during the fiscal year ended June 30, 2023.

Hotels. Gross profit from the Hotels segment increased by 85.7%, from a profit of ARS 14,770 million during the fiscal year ended June 30, 2022, to an ARS 27,434 million profit during the fiscal year ended June 30, 2023. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 42.9% positive during the fiscal year ended June 30, 2022, to 49.3% positive during the fiscal year ended June 30, 2023.

Others. Gross profit / (loss) from the Others segment increased by 126.1%, from a loss of ARS 2,691 million during the fiscal year ended June 30, 2022, to a profit of ARS 702 million during the fiscal year ended June 30, 2023. Gross profit / (loss) from the Others segment, measured as a percentage of revenues from this segment, increased from 195.3% negative during the fiscal year ended June 30, 2022, to 20.2% positive during the fiscal year ended June 30, 2023.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net (loss) / gain from fair value adjustment of investment properties 2023 vs 2022

Total consolidated net (loss) / gain from fair value adjustment of investment properties, according to the income statement, decreased by ARS 291,919 million, from a net gain of ARS 109,329 million during the fiscal year ended June 30, 2022, to a net loss of ARS 182,590 million during the fiscal year ended June 30, 2023.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a gain of ARS 98,741 million (out of which an ARS 4,429 million gain derives from our Shopping Malls segment; an ARS 43,179 million loss from our Offices segment; an ARS 137,010 million gain from our Sales and Developments segment and an ARS 481 million gain from our Others segment) during the fiscal year ended June 30, 2022, to a loss of ARS 190,149 million during the fiscal year ended June 30, 2023 (out of which an ARS 41,496 million loss derives from our Shopping Malls segment; an ARS 16,890 million loss from our Offices segment; an ARS 131,343 million loss from our Sales and Developments segment and an ARS 420 million loss from our Others segment).

The net impact in the peso values of our shopping malls was primarily a consequence of: (i) an improvement in the estimate of the perpetual dollar discount rate, and (ii) more favorable macroeconomic projections in relation to the projected real exchange rate, (iii) this was partially offset by the moderation of the projected growth rate of some shopping malls.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. This situation allows for the observation of relevant and representative buy-sell prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric.

In our Sales and Development segment, for the fiscal year ended June 30, 2023, the net result from changes in the fair value of investment properties decreased mainly due to the sale of floors in the “261 Della Paolera” tower, unlike the fiscal year ended June 30, 2022, when it was increased mainly by the value of Ramblas del Plata (former “Costa Urbana”) and the sale of the República Building.

General and administrative expenses 2023 vs 2022

Shopping Malls. General and administrative expenses  of Shopping Malls increased by 8.3%, from ARS 22,923 million during the fiscal year ended June 30, 2022, to ARS 24,826 million during the fiscal year ended June 30, 2023, mainly due to: (i) an increase of ARS 1,403 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 927 million in fees payable to directors; and (iii) an increase in bank expense of ARS 101 million; partially offset by: (iv) a decrease of ARS 248 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in traveling, transportation and stationery of ARS 124 million; and (vi) a decrease in amortization and depreciation charges of ARS 105 million. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 16.5% during the fiscal year ended June 30, 2022, to 14.1% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Offices. General and administrative expenses of our Offices segment increased by 1.4%, from ARS 2,731 million during the fiscal year ended June 30, 2022, to ARS 2,768 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 195 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase in fees payable to directors of ARS 125 million; partially offset by: (iii) a decrease in amortization and depreciation charges of ARS 268 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 11.2% during the fiscal year ended June 30, 2022, to 16.3% during the fiscal year ended June 30, 2023. The variation is mainly explained by the increase in salaries. Unlike previous years, salary updates were given to employees in June 2023, which also had an impact on the bonuses provided.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 12.2%, from ARS 8,474 million during the fiscal year ended June 30, 2022, to ARS 9,511 million during the fiscal year ended June 30, 2023. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 141.8% during the fiscal year ended June 30, 2022, to 58.4% during the fiscal year ended June 30, 2023.

Hotels. General and administrative expenses associated with our Hotels segment increased by 108.1%, from ARS 5,847 million during the fiscal year ended June 30, 2022, to ARS 12,168 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 3,151 million increase in fees payable to directors; (ii) an ARS 1,427 million increase in fees and compensation for services; and (iii) an ARS 881 million increase in taxes, rates and contributions; (iv) an ARS 558 million increase in salaries, social security charges and other personnel administrative expenses; and (v) an ARS 226 million increase in in maintenance, security, cleaning, repairs and other expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 17.0% during the fiscal year ended June 30, 2022, to 21.9% during the fiscal year ended June 30, 2023.

Others. General and administrative expenses associated with our Others segment increased by 752.5%, from ARS 2,691 million during the fiscal year ended June 30, 2022, to ARS 22,942 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase of ARS 18,539 million in payable to directors; (ii) an ARS 1,939 million increase in salaries, social security charges and other personnel administrative expenses; (iii) an ARS 253 million increase in maintenance, security, cleaning, repairs and other expenses; partially offset by: (iv) a decrease of ARS 421 million in taxes, rates and contributions.

Selling expenses 2023 vs 2022

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 18.7%, from ARS 6,784 million during the fiscal year ended June 30, 2022, to ARS 8,055 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase in the charge of taxes, rates and contributions of ARS 826 million; ii) an increase in the salaries, social security charges and other personnel administrative expenses of ARS 693 million; (iii) an increase in the charge of doubtful accounts of ARS 575 million; partially offset by: (iv) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 848 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, decreased from 4.9% during the fiscal year ended June 30, 2022, to 4.6% during the fiscal year ended June 30, 2023.

Offices. Selling expenses associated with our Offices segment decreased by 38.7%, from ARS 625 million during the fiscal year ended June 30, 2022, to ARS 383 million during the fiscal year ended June 30, 2023. Such variation was mainly generated as a result of: (i) an ARS 256 million decrease in the charge of taxes, rates and contributions; (ii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 88 million; partially offset by: (iii) an ARS 78 million increase in salaries, social security and other personnel administrative expenses and (iv) a decrease in the charge of doubtful accounts of ARS 37 million. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.6% during the fiscal year ended June 30, 2022, to 2.2% during the fiscal year ended June 30, 2023.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 43.5%, from ARS 7,385 million during the fiscal year ended June 30, 2022, to ARS 4,172 million during the fiscal year ended June 30, 2023. Such variation was mainly generated by: (i) an ARS 2,245 million decrease in the charge of taxes, rates and contributions; and (ii) a decrease of ARS 976 million in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 123.6% during the fiscal year ended June 30, 2022, to 25.6% during the fiscal year ended June 30, 2023.

Hotels. Selling expenses associated with our Hotels segment increased by 40.2%, from ARS 2,723 million during the fiscal year ended June 30, 2022, to ARS 3,819 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an ARS 394 million increase in fees and compensation for services; (ii) an ARS 308 million increase in salaries, social security and other personnel administrative expenses; (iii) an ARS 290 million increase in taxes, rates and contributions; and (iv) an ARS 45 million increase in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.9% during the fiscal year ended June 30, 2022, to 6.9% during the fiscal year ended June 30, 2023.

Others. Selling expenses associated with our Others segment decreased by 2.3%, from ARS 441 million during the fiscal year ended June 30, 2022, to ARS 431 million during the fiscal year ended June 30, 2023. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 32.0% during the fiscal year ended June 30, 2022, to 12.4% during the fiscal year ended June 30, 2023.

Other operating results, net 2023 vs 2022

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 91.1%, from a net loss of ARS 1,137 million during the fiscal year ended June 30, 2022, to a net loss of ARS 2,173 million during the fiscal year ended June 30, 2023, mainly as a result of: (i) an increase of ARS 2,012 million in the loss for lawsuits; (ii) an increase of ARS 213 million in donations, partially offset by; (iii) an increase of ARS 1,272 million in interest and allowance generated by operating credits. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.2% negative during the fiscal year ended June 30, 2023.

Offices. Other operating results, net associated with our Offices segment decreased by 39.1%, from a net loss of ARS 184 million during the fiscal year ended June 30, 2022, to a net loss of ARS 256 million during the fiscal year ended June 30, 2023, mainly as a consequence of (i) an increase of ARS 106 million in the loss for lawsuits; partially offset by: (ii) a decrease of ARS 18 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.8% negative during the fiscal year ended June 30, 2022, to 1.5% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 755.2%, from a net loss of ARS 384 million during the fiscal year ended June 30, 2022, to a net loss of ARS 3,284 million during the fiscal year ended June 30, 2023, mainly due to (i) a loss from disposal of property, plant and equipment for ARS 2,543 million which corresponds to the sale of the 8th floor of the tower “261 Della Paolera” (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) occupied by IRSA; and (ii) a credit for the late payment penalty in the barter agreement with FIDEICOMISO ESQUINA GUEMES for ARS 513 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 6.4% negative during the fiscal year ended June 30, 2022, to 20.2% negative during the fiscal year ended June 30, 2023.

Hotels. Other operating results, net associated with the Hotels segment decreased by 12.3%, from a net loss of ARS 473 million during the fiscal year ended June 30, 2022, to a net loss of ARS 531 million during the fiscal year ended June 30, 2023, mainly due to lower revenues in other operating income of ARS 67 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.4% negative during the fiscal year ended June 30, 2022, to 1.0% negative during the fiscal year ended June 30, 2023.

Others. Other operating results, net associated with the Others segment decreased by 966.3%, from a net profit of ARS 2,403 million during the fiscal year ended June 30, 2022, to a net loss of ARS 20,817 million during the fiscal year ended June 30, 2023, mainly due to (i) an increase in the loss for lawsuits for ARS 23,474 million due to the constitution of a provision for the IDBD lawsuit; and (ii) a lower income from the royalty corresponding to La Rural S.A.; partially offset by (iii) the realization of currency translation adjustment due to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A. generating a positive result of ARS 1,588 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 174.4% positive during the fiscal year ended June 30, 2022, to 599.2% negative during the fiscal year ended June 30, 2023.

Operating results 2023 vs 2022

Shopping Malls. Operating results from operations associated with the Shopping Malls segment decreased by 12.6%, from a net profit of ARS 100,447 million during the fiscal year ended June 30, 2022, to a net profit of ARS 87,759 million during the fiscal year ended June 30, 2023.

Offices. Operating results from operations associated with our Offices segment increased by 81.1%, from a net loss of ARS 24,709 million during the fiscal year ended June 30, 2022, to a net loss of ARS 4,674 million during the fiscal year ended June 30, 2023. Such variation was mainly due to an ARS 26,289 million decrease in the loss from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, decreased from 101.4% negative during the fiscal year ended June 30, 2022, to 27.4% negative during the fiscal year ended June 30, 2023.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment decreased by 212.2%, from a net profit of ARS 122,089 million during the fiscal year ended June 30, 2022, to a net loss of ARS 136,982 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the (loss) / gain from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,043.3% positive during the fiscal year ended June 30, 2022, to 841.4% negative during the fiscal year ended June 30, 2023.

Hotels. Operating results from operations associated with the Hotels segment increased by 90.6%, from a net profit of ARS 5,727 million during the fiscal year ended June 30, 2022, to a net profit of ARS 10,916 million during the fiscal year ended June 30, 2023. Such increase is mainly due to a higher occupancy with a consequent increase in revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 16.6% positive during the fiscal year ended June 30, 2022, to 19.6% positive during the fiscal year ended June 30, 2023.

Others. Operating results from operations associated with the Others segment decreased from a net loss of ARS 2,939 million during the fiscal year ended June 30, 2022, to a net loss of ARS 43,908 million during the fiscal year ended June 30, 2023. Such decrease is mainly due to the increase in administrative expenses and a negative result in other operating results, net.

Share of profit / (loss) of associates and joint ventures 2023 vs 2022

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 443.0%, from a net loss of ARS 2,840 million during the fiscal year ended June 30, 2022 to a net profit of ARS 9,740 million during the fiscal year ended June 30, 2023, mainly due to the positive results from the Others segment.

Also, the net share of (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 28.3% increase, from a loss of ARS 6,572 million during the fiscal year ended June 30, 2022, to a loss of ARS 4,709 million during the fiscal year ended June 30, 2023, mainly due to results from the joint venture Quality Invest S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

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

Others. The share of profit of associates from the Others segment increased by 287.2%, from a net profit of ARS 3,732 million during the fiscal year ended June 30, 2022, to a net profit of ARS 14,449 million during the fiscal year ended June 30, 2023, mainly as a result of the variation from our investments in GCDI by ARS 6,221 million positive, Banco Hipotecario by ARS 4,457 positive partially offset by our investment in Condor by ARS 3,116 million negative.

Financial results, net

The financial results went from a profit of ARS 94,920 million during the fiscal year ended June 30, 2022 to a profit of ARS 57,722 million during the fiscal year ended June 30, 2023. Such variation is mainly due to a lower positive exchange rate difference, which was partly offset by the inflation adjustment, fair value gain of financial assets and liabilities at fair value through profit or loss, net, and lower interest expenses.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 22,183 million during the fiscal year ended June 30, 2022, to a profit of ARS 239,702 million during the fiscal year ended June 30, 2023. During the fiscal year ended June 30, 2023, the Company determined it was appropriate to reverse the provision for the income tax registered as of June 30, 2022 and 2021 for ARS 51,936 million, the provisioned interest accounted at the closing of the Annual Financial Statements for ARS 1,360 million and register in the deferred income tax, the updating of the remaining losses. In addition, for the year ended June 30, 2023, IRSA made a provision for income tax applying the systemic and integral inflation adjustment criteria as the restatement of its accumulated losses. See Note 21 to the Consolidated Annual Financial Statements as of June 30, 2023.

Profit for the year

As a result of the factors described above, the profit for the year went from a profit of ARS 279,471 million during the fiscal year ended June 30, 2022, to a profit of ARS 226,586 million during the fiscal year ended June 30, 2023.

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

As of June 30, 2024 we had a negative working capital of ARS 47,189 million (calculated as current assets less current liabilities as of that date).

As of the same date, we had cash and cash equivalents for ARS 28,297 million, which represents the total of cash and cash equivalents at a consolidated level.

The following table shows our cash flow for the fiscal years ended June 30, 2024, 2023 and 2022:

	Year ended June 30,
	2024	2023	2022
Net cash generated from operating activities	103,505	135,586	101,535
Net cash generated from investing activities	83,250	98,240	89,665
Net cash used in financing activities	(190,938)	(301,401)	(109,434)
Net (decrease) / increase in cash and cash equivalents	(4,183)	(67,575)	81,766

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2024

Our operating activities for the fiscal year ended June 30, 2024 generated net cash inflows of ARS 103,505 million, mainly due to: (i) operating income of ARS 159,102 million; (ii) a decrease in trade receivables and other receivables of ARS 4,766 million; partially offset by (iii) a decrease in trade and other payables of ARS 49,454 million; (iv) ARS 7,745 million related to Income Tax paid; and (v) a decrease in salaries and social security liabilities of ARS 2,015 million.

Fiscal year ended June 30, 2023

Our operating activities for the fiscal year ended June 30, 2023 generated net cash inflows of ARS 135,586 million, mainly due to: (i) operating income of ARS 146,754 million; (ii) an increase in salaries and social security liabilities of ARS 3,418 million; partially offset by: (iii) ARS 10,752 million related to Income Tax paid; and (iv) an increase in trade receivables and other receivables of ARS 2,616 million.

Fiscal year ended June 30, 2022

Our operating activities for the fiscal year ended June 30, 2022 generated net cash inflows of ARS 101,535 million, mainly due to: (i) operating income of ARS 100,599 million; (ii) an increase in trade and other payables of ARS 4,997 million; partially offset by (iii) ARS 3,942 million related to Income Tax paid.

Investment activities

Fiscal year ended June 30, 2024

Our investing activities resulted in net cash inflows of ARS 83,250 million for the fiscal year ended June 30, 2024, mainly due to: (i) ARS 385,831 million from proceeds from disposal of investments in financial assets; (ii) ARS 46,437 million from proceeds from the sale of investment properties; (iii) ARS 23,781 million from proceeds from the sale of associates and joint ventures; (iv) ARS 11,295 million from dividends received from associates and joint ventures; (v) ARS 10,545 million from interest received; partially offset by: (vi) ARS 380,808 million used in the acquisition of investments in financial assets; and (vii) ARS 12,879 million used in the acquisition and improvements of investment properties.

Fiscal year ended June 30, 2023

Our investing activities resulted in net cash inflows of ARS 98,240 million for the fiscal year ended June 30, 2023, mainly due to: (i) ARS 162,815 million from proceeds from disposal of investments in financial assets; (ii) ARS 84,129 million from proceeds from the sale of investment properties; and (iii) ARS 9,017 million from proceeds from the sale of property, plant, and equipment; partially offset by: (iv) ARS 134,635 million used in the acquisition of investments in financial assets; and (v) ARS 21,935 million used in the acquisition and improvements of investment properties.

Fiscal year ended June 30, 2022

Our investing activities resulted in net cash inflows of ARS 89,665 million for the fiscal year ended June 30, 2022, mainly due to: (i) ARS 208,060 million from proceeds from the sale of investment properties; (ii) ARS 84,107 million from proceeds from disposal of investments in financial assets; and (iii) ARS 28,723 million from dividends received from associates and joint ventures; partially offset by: (iv) ARS 183,183 million used in the acquisition of investments in financial assets; and (v) ARS 49,131 million used in the acquisition and improvements of investment properties.

Financing activities

Fiscal year ended June 30, 2024

Our financing activities for the fiscal year ended June 30, 2024 resulted in net cash outflows of ARS 190,938 million, mainly due to (i) the payment of dividends of ARS 152,418 million; (ii) the repayment of loans and principal on notes of ARS 102,065 million; (iii) interest paid of ARS 61,327 million; (iv) the repurchase of treasury shares for ARS 26,711 million; partially offset by (v) borrowings, issuance, and new placement of non-convertible notes for ARS 112,952 million; and (vi) ARS 38,626 million from collections of short term loans.

Fiscal year ended June 30, 2023

Our financing activities for the fiscal year ended June 30, 2023 resulted in net cash outflows of ARS 301,401 million, mainly due to (i) the payment of loans and principal on notes of ARS 249,731 million, (ii) ARS 119,945 million from dividends paid, (iii) ARS 48,659 million from interest paid, (iv) ARS 13,914 million from the repurchase of non-convertible notes and (v) the repurchase of treasury shares for ARS 6,479 million, partially offset by (vi) an increase in borrowings, issuance and new placement of non-convertible notes for ARS 142,890 million.

Fiscal year ended June 30, 2022

Our financing activities for the fiscal year ended June 30, 2022 resulted in net cash outflows of ARS 109,434 million, mainly due to (i) the payment of loans and principal on notes of ARS 87,510 million, (ii) ARS 65,563 million from interest paid, (iii) ARS 13,825 million from the repurchase of non-convertible notes, (iv) the payment of short term loans of ARS 8,003 million, and (v) the payment of borrowings with related parties for ARS 3,853 million, partially offset by (vi) an increase in borrowings, issuance and new placement of non-convertible notes for ARS 73,117.

Capital expenditures

Fiscal year ended June 30, 2024

During the fiscal year ended June 30, 2024, we invested ARS 16,910 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 3,327 million, primarily (i) ARS 493 million in buildings and facilities, (ii) ARS 1,082 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 64 million, ARS 736 million and ARS 952 million, respectively); (b) improvements in our rental properties for ARS 9,991 million and (c) the development of properties for ARS 3,592 million.

Fiscal year ended June 30, 2023

During the fiscal year ended June 30, 2023, we invested ARS 25,583 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,946 million, primarily (i) ARS 41 million in buildings and facilities, (ii) ARS 1,126 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 48 million, ARS 1,605 million and ARS 126 million, respectively); (b) improvements in our rental properties for ARS 13,033 million and (c) the development of properties for ARS 9,604 million.

Fiscal year ended June 30, 2022

During the fiscal year ended June 30, 2022, we invested ARS 78,437 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 2,683 million, primarily (i) ARS 89 million in buildings and facilities, (ii) ARS 424 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 89 million, ARS 2,025 million and ARS 56 million, respectively); (b) improvements in our rental properties for ARS 22,674 million and (c) the development of properties for ARS 53,080 million.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2024:

Total
(in million of ARS)
Less than 1 year	181,405
More than 1 and up to 2 years	114,324
More than 2 and up to 3 years	25,588
More than 3 and up to 4 years	45,437
Total	366,754

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2024:

Description	Currency	Annual Average Interest Rate	Nominal value (in million)	Book value (in million of ARS)
IRSA’s 2024 Notes – Series XIII (1)	USD	3.90%	15	13,688
IRSA’s 2028 Notes – Series XIV (2)	USD	8.75%	132	121,254
IRSA’s 2025 Notes – Series XV	USD	8.00%	62	58,124
IRSA’s 2025 Notes – Series XVI	USD	7.00%	28	26,482
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	22,826
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	19,777
IRSA’s 2025 Notes – Series XIX	ARS	Badlar + 0.99%	26,204	28,148
IRSA’s 2026 Notes – Series XX	USD	6.00%	23	20,775
IRSA’s 2025 Notes – Series XXI	ARS	Badlar + 4.50%	17,013	17,234
Loans with non-controlling interests	USD	5.00%	1	1,866
Related Party	ARS	Badlar	5	21
Related Party	USD	Libor + 2.25%	-	251
Related Party	USD	1.00%	-	251
Bank loans	ARS	25.00%	4,000	4,112
Bank loans	ARS	35.67%	2,402	2,456
Others	USD	3.50%	3	3,793
Bank overdrafts	ARS	Float	-	25,696
Total				366,754

(1) As of June 30, 2024, the amortization payment was made for 50% of the principal.

(2) As of June 30, 2024, the amortization payment was made for 17.5% of the principal.

Series XIII

On August 26, 2021, the company issued in the local market a total amount of USD 58.1 million through the following Notes:

•

Series XIII: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment was set in three installments: 25% which was paid on August 26, 2023; 25% to pay on February 26, 2024; and 50% to pay on August 26, 2024. The price of issuance was 100.0% of the face value. On August 26, 2024, the Series XIII Notes were fully canceled at maturity.

The proceeds were used to refinance short-term liabilities.

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

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, the Series XIV Notes were paid for 17.5% of their nominal value, corresponding to the first capital installment.

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

Series XV and XVI Notes

On January 31, 2023, the company issued in the local market a total amount of USD 90 million through the following Notes:

•

Series XV Notes denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment will be in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value.

•

Series XVI Notes denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on July 25, 2025. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes

On June 7, 2023, the Company issued in the local market a total amount of USD 25 million of Series XVII Notes denominated and payable in U.S. dollars at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be done in one installment at maturity on December 7, 2025. The issue price was 100.0% of the face value.

The proceeds will mainly be used to refinance short-term liabilities and working capital.

Series XVIII and XIX Notes

On February 28, 2024, the Company issued in the local market a total amount of USD 52.6 million through the following Notes:

•

Series XVIII Notes denominated and payable in U.S. dollars for a total of USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on February 28, 2027. The issue price was 100.0% of the face value.

•

Series XIX Notes denominated and payable in Pesos for a total of ARS 26,203.8 million, maturing on February 28, 2025. These notes have a variable rate (private Badlar plus a margin of 0.99%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

Series XX and XXI Notes

On June 10, 2024, the Company issued in the local market a total amount of USD 42.0 million through the following Notes:

•

Series XX Notes denominated and payable in U.S. dollars for a total of USD 23.0 million at a fixed rate of 6.0%, with semi-annual payments. The principal payment will be in one installment at maturity on June 10, 2026. The issue price was 100.0% of the face value.

•

Series XXI Notes denominated and payable in Pesos for a total of ARS 17,012.7 million maturing on June 10, 2025. These notes have a variable rate (private Badlar plus a margin of 4.50%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, worldwide GDP is expected to grow 3.2% in 2024 and 3.3% 2025, according to the July 2024 WEO projections. Services price inflation is holding up progress on disinflation, which is complicating monetary policy normalization. Upside risks to inflation have thus increased, raising the prospect of higher-for-even-longer interest rates, in the context of escalating trade tensions and increased policy uncertainty. However, global inflation is already close to prepandemic levels for the median emerging market and developing economy

Global inflation is expected to decrease from 6.7% in 2023 to 5.9% in 2024 and to 4.4% in 2025, according to IMF’s WEO. The momentum on global disinflation is slowing, signaling bumps along the path. In advanced economies, the revised forecast is for the pace of disinflation to slow in 2024 and 2025. That is because inflation in prices for services is expected to be more persistent and commodity prices higher, although the gradual cooling of labor markets, together with an expected decline in energy prices, is expected to bring inflation back to target by the end of 2025. Inflation is expected to remain higher in emerging market and developing economies (and to drop more slowly) than in advanced economies.

The increase in inflation in the United States during the first quarter of 2024 has delayed policy normalization. At the same time, a number of central banks in emerging market economies remain cautious in regard to cutting rates owing to external risks triggered by changes in interest rate differentials and associated depreciation of those economies’ currencies against the U.S. dollar.

The escalation of trade tensions could further raise near-term inflation by increasing the cost of imported goods along the supply chain.

Trade tariffs, alongside a scaling up of industrial policies worldwide, can generate damaging cross‐border spillovers, as well as trigger retaliation. By contrast, policies that promote multilateralism and a faster implementation of macrostructural reforms could increase supply gains, productivity, and growth, with positive spillovers worldwide.

Argentine macroeconomic context

The accumulated CPI, as of September 30, 2024, inflation was recorded at 3.5%, bringing the cumulative inflation between July 1, 2024 and September 30, 2024, reached 12.1%.

Shopping malls sales reached a total ARS 463,761 million in June 2024, which represents a 165.3% increase as compared to June 2023. Accumulated sales for the first six months, represent a 220.5% in current terms and 0.7% increase in real terms as compared to the same period of 2023.

The INDEC reported that, for the seven months ended July 31, 2024, industrial activity in Argentina decreased by 5.4% compared to the same period in 2023. The textile industry accumulated a 15.2% decreases during the first seven months of 2024 as compared to the same period last year. Moreover, the EMAE as of July 31, 2024, decreased by 1.3% compared to the same month in 2023.

Regarding the balance of payments, in the second quarter of 2024 the current account surplus reached USD 3,580 million, with USD 6,016 million allocated to the goods and services trade balance, and USD 3,243 million to the net primary deficit, and a surplus of USD 716 million to net secondary income.

During the second quarter of 2024, the financial account recorded a net capital surplus of USD 2,720 million, which was the result of a net increase in external financial assets held by residents of USD 2,222 million and a net decrease in external liabilities of USD 498 million. This represents an increase in the net capital inflow of USD 1,561 million in relation to with what was estimated for the same quarter of the previous year.

As of June 30, 2024, international reserves reached USD 29,022 million, which implied an accounting increase of USD 1,895 million compared to the previous quarter. This effect is mainly explained by balance of payments transactions for USD 1,694 million, and by a decreased of USD 201 million, driven by the changes in currencies parities.

In local financial markets, the Private Badlar rate in Pesos ranged from 93.31% to 36.06% in the period from July 2023 to June 2024, averaging 33.43% in June 2024 compared to 92.45% in June 2023. As of June 30, 2024, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 912 per USD 1.00. As of June 30, 2024, Argentina’s country risk decreased by 606 basis points in year-on-year terms. The debt premium paid by Argentina was 1,455 basis points in June 2024, compared to 230 basis points paid by Brazil and 319 basis points paid by Mexico.

As of October 17, 2024, the Private Badlar rate in Pesos peaked at 40.625%. As of October 18, 2024, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 984.50 per USD 1.00. Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 18% above the official exchange rate as of October, 18, 2024. As of October 17, 2024, Argentina’s country risk decreased by 1,276 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,100 basis points as of October 17, 2024, compared to 197 basis points paid by Brazil and 306 basis points paid by Mexico as of that same date.

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

Evolution of Shopping Malls in Argentina

In September 2024, the CCI showed a 5.9% decrease compared to August 2024, and a 10.1% decrease compared to September 2023. Shopping mall sales increased 186% in the fiscal 2024 compared to fiscal 2023. Accumulated sales for the first six months, represent a 220.5% in current terms and 0.7% increase in real terms as compared to the same period of 2023.

Evolution of Office Properties in Argentina

The corporate activity carried out remotely or virtual work that characterized this stage of confinement by Covid-19 brought with it a combination of lower demand, increased vacancies, and a slight decrease in the rental prices of category A + and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2024 closes with a vacancy in the order of 16.82% regarding the premium market of the City of Buenos Aires, stable when compared to the previous quarter.

Category A+ properties have an average Rental price of 22.4 USD/sqm and class A properties of 19.5 USD/sqm during the second quarter of the year 2024. Regarding the average price per submarket, Norte CABA, Puerto Madero, Plaza Roma and Catalinas reflect the highest with 26.85 USD/sqm, 24.66 USD/sqm, 24.14 USD/sqm and 24.12 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in June 2024, overnight stays at hotel and para-hotel establishments were estimated at 2.8 million, 18.2% less than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 18.8% and 15.8%, respectively. Total travelers who stayed at hotels during June 2024 were 1.2 million, a 19.3% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 19.0% and 20.7%, respectively. The Room Occupancy Rate in June 2024 was 35.5%, compared to a 44.1% of the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 27.2%, compared to a 33.0% of the same month the previous year.

Evolution of the Entertainment industry in Argentina

The first half of the fiscal year ended June 30, 2024 was characterized by volatility and uncertainty which are typically related to electoral processes, and the second half of the fiscal year ended June 30, 2024 was characterized by acceleration of inflation and an impact on economic activity. Both factors have affected the fair and entertainment business. Congress and convention activity has not yet recovered pre-pandemic levels, but there are prospects that Argentina will host important international conferences in the coming years.

The beginning of the fiscal year 2025 shows a slight recovery in the level of activity and a good flow of visitors, which enforce well perspectives for the entertainment segment as economic activity, directly related to the sector, begins to recover. We will continue working on the reduction and efficiency of the cost structure to sustain the profitability of the business and on a long-term strategic plan to cover more segments of the industry.

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

The table below shows the composition of our board or directors. For more information see “Recent Developments – General Ordinary and Extraordinary Shareholders’ Meeting”:

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

____________________

(*)   Independent directors.

Our chairman Mr. Eduardo S. Elsztain is the father of the director Iair Elsztain and the alternate Director Ben Elsztain. Eduardo S. Elsztain is the brother of Vice-Chairman II Alejandro G. Elsztain and of director Daniel R. Elsztain, and a cousin of director Fernando A. Elsztain.

Set forth below are brief descriptions of the relevant background and experience of our directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of CRESUD, Banco Hipotecario, BACS Banco de Crédito & Securitización S.A., Futuros y Opciones.Com S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-Chairman of CRESUD, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario, BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II and CEO of CRESUD, and Vice President of Futuros y Opciones.Com S.A. and Hoteles Argentinos S.A.U. He is also director of BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., a Brazilian agricultural company and Agrofy, among other companies.

Fernando Adrián Elsztain. Mr. Fernando Adrián Elsztain holds an architecture degree from Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Hoteles Argentinos S.A.U. and Nuevas Fronteras S.A. He is also a director of CRESUD, Puerto Retiro S.A. and Llao Llao Resorts S.A.

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

Mauricio Elías Wior. Mr. Wior holds bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University. Mr. Wior is currently a member of the board of directors of Banco Hipotecario and Chairman in BHN Vida Sociedad de Inversión S.A. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL), American Chamber of Commerce in Argentina, and the Israeli Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka. He was also Director of GCDI S.A. (formerly TGLT S.A.), Chairman of Shufersal Israel and Vice Chairman of Cellcom Israel.

Daniel Ricardo Elsztain. Mr. Daniel Ricardo Elsztain holds a degree in economic sciences from Universidad Torcuato Di Tella and a master’s degree in business administration from Universidad Austral IAE. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2011 and he has been the Company Executive Officer of IRSA Propiedades Comerciales S.A. He is also a director of Banco Hipotecario.

Maria Julia Bearzi. Ms. Bearzi holds a degree in administration from the Universidad Nacional de La Plata and has a specialization in Growth Companies from Harvard University and a master’s degree in business administration from Universidad de San Andrés. She has more than 20 years of experience working for entrepreneurial development at the Endeavor Foundation, and since 2016 she has been the Executive Director of this organization. She has extensive experience in entrepreneurship education, currently she leads the Ventures Academy program at Endeavor in conjunction with the University of San Andrés and teaches the Business Development course in the MBA at the National University of La Plata (UNLP).

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

Ben Iosef Elsztain. Mr. Ben Iosef Elsztain studied Media at ORT Technical School. Throughout his career, he has been very active in the entrepreneurial ecosystem. He is currently the CEO of ¡appa!, an innovative application dedicated to shopping centers, and the founder and Managing Partner of Shefa Ventures, the corporate venture capital of IRSA, which has recently evolved to become a holding company focused on being the innovation and digitalization arm of the group. Previously, he worked for Endeavor Argentina, in the area of entrepreneur search and selection, and before that, he founded and was the Commercial Manager of Toch Argentina until 2017.

Nicolas Bendersky. Mr. Bendersky has a degree in Economics and a Master’s in Finance from CEMA University. He began his career in 2001 in the corporate finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management where he currently works as CIO. Between 2015 and 2021, he served on the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario, Bacs Banco de Crédito y Securitización S.A. and CRESUD.

Gabriel A. G. Reznik. Mr. Reznik holds a civil engineering degree from Universidad de Buenos Aires. He worked for us from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is an alternate director in CRESUD.

Iair Elsztain. Mr. Elsztain is currently working independently on real estate projects. Over the past two years, he has worked at various startups. He is a member of the Board of Directors and founder of Israel Startup Experience (ISE) (Israel Startup Experience), an experience for young people during 8 months in Israel and he is also alternate director in CRESUD.

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

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee, in which one is the Chairman, one is Vice-Chairman I and one is Vice-Chairman II of our board of directors. The current members of the executive committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain, Daniel R. Elsztain and Fernando Elsztain, as regular members. The executive committee meets as needed by our business, or at the request of one or more of its members.

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

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA Commercial Properties, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario and BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda.

Jorge Cruces. Mr. Cruces serves as Chief Investment Officer. He has been Manager of Urban Development at Banco Hipotecario. He is a member of the Board of Directors of the Business Chamber of Urban Developers. He is also the Coordinator of the Executive Program of Real Estate Management at Universidad Torcuato Di Tella. Mr. Cruces is an architect and graduated from the Universidad de Belgrano with a master’s degree in Business Administration, with a focus on Finance and Strategic Administration.

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

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting held on October 5, 2023. For more information, see “Recent Developments – General Ordinary and Extraordinary Shareholders’ Meeting.”

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

Set forth below are brief descriptions of the relevant background and experience of the members of our supervisory committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He is a founding member and partner of NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. He is a member of the Supervisory Committees of CRESUD, Pampa Energía S.A., and Banco Hipotecario, among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committees of CRESUD, Inversora Bolívar S.A. and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of CRESUD, Futuros y Opciones.com S.A. and Panamerican Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of CRESUD, Futuros y Opciones.com S.A. and Arcos del Gourmet S.A., among other companies.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is a partner at  NEXIA Abelovich, Polano y Asociados S.R.L., an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and also worked in the professional practice department at KPMG New York. She is a member of the Supervisory Committees of CRESUD, Hoteles Argentinos S.A.U., Futuros y Opciones.Com and FyO Acopio S.A., among others.

Cynthia Deokmellian. Ms. Deokmellian holds an accounting degree from Universidad de Buenos Aires. She is a partner at NEXIA Abelovich, Polano y Asociados S.R.L., an accounting firm from Argentina that is a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG. She is a member of the Supervisory Committees of CRESUD, Futuros y Opciones.Com y FyO Acopio S.A., among others.

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

At our annual ordinary shareholders meeting held on October 5, 2023, the shareholders agreed to pay an aggregate compensation of ARS 9,050.0 million to all the members of the Board of Directors for the fiscal year ended June 30, 2023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the Company’s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal years ended June 30, 2024 and 2023 was ARS 13,397 million and ARS 33,695 million, respectively.

For more information, please see “Recent Developments - General Ordinary and Extraordinary Shareholders’ Meeting”.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management (excluding Directors) for the fiscal year ended June 30, 2024 was ARS 1,316.5 million.

For more information, please see “Recent Developments - General Ordinary and Extraordinary Shareholders’ Meeting”.

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

Compensation Plan for Executive Management

Since 2006, we have developed a capitalization program through contributions made by employees and the Company. The participation and contributions to the plan are voluntary. Once the beneficiary has accepted, they can make monthly contributions of up to 2.5% of their salary, and the Company’s contribution will be equivalent to the amount contributed by the beneficiary. Employee contributions are transferred to a mutual fund and Company’s contributions are held in a trust. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Participants will have access to 100% of the plan benefits (including the Company’s contributions) in the following cases:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; or

3.	death.

In the case of resignation or unjustified dismissal, the beneficiary will obtain the amounts resulting from the Company’s contributions only if they have participated in the plan for at least five years, subject to certain conditions. In the case that the conditions are not met, the contributed funds remain at the participant’s disposal.

Contribution expense was ARS 1,403 million and ARS 1,287 million for the fiscal years ended June 30, 2024 and 2023, respectively.

On July 1, 2023, a new incentive program came into effect aimed for key leadership positions. This program includes an extraordinary monetary sum to be paid three years from the start of the plan, subject to the fulfillment of pre-established operational and business growth goals.

Incentive Program

The Company developed a stock incentive plan between 2011 and 2014, which was approved by the CNV in accordance with the new CML. The beneficiaries under the Executive Plan were invited to participate by our Board of Directors, and their decision access the plan was voluntary. The Company’s share-based contributions were calculated based on their annual bonus for those years.

In the future, participants will have access to 100% of the benefit (the IRSA shares contributed by the Company) in the following cases:

•	If an employee resigns or is dismissed without cause, will be entitled to the benefit only if 5 years have elapsed since the moment of each contribution;

•	total or permanent disability; or

•	death.

While participants are part of the program and until the aforementioned conditions are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them. In case that the conditions are not met, the contributed funds remain at the participant’s disposal.

As regards the year 2014, the program sets forth an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by the Company. The date was fixed for June 26, 2015, for payroll employees of IRSA, IRSA CP, PAMSA, Emprendimiento Recoleta S.A., ARCOS and FIBESA S.A. who received IRSA’s shares.

Additionally, the Company has decided to grant a bonus in shares to all the personnel with more than two years of service and who do not participate in the program described above. This bonus consisted of a number of shares equivalent to their compensation for June 2014.

The shares allocated to the Executive Plan by the Company are shares acquired in 2009, which the Shareholders’ Meeting held on October 31, 2011, has specifically decided to allocate to this program.

For more information see “Recent Developments – General Ordinary and Extraordinary Shareholders’ Meeting ”.

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

D. Employees

As of June 30, 2024, we had 1,401 employees. Our employees of the segments our Shopping Mall, Offices, Sales and Developments and Other business had 693 employees with 270 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 708 employees, with 584 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended June 30,
	2024	2023	2022
Shopping Malls, Offices, Sales and Developments and Other businesses	693	667	656
Hotels (1)	708	622	750
Total	1,401	1,289	1,406

____________________

(1)   Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2024.

		Share ownership
Name	Position	Number of Shares	Percentage (%) (2)	Number of Warrants	Percentage fully diluted (%) (3)
Directors
Eduardo S. Elsztain (1).	Chairman / CEO	422,460,367	57.0	50,512,505	58.7
Saúl Zang	Vice-Chairman I	1,587,854	0.2	68,795	0.2
Alejandro G. Elsztain	Vice- Chairman II	7,842,136	1.1	315,107	1.0
Fernando A. Elsztain	Regular Director	17,187	0.0	—	0.0
David Williams	Regular Director	—	—	—	—
Mauricio E. Wior	Regular Director	—	—	—	—
Daniel R. Elsztain	Regular Director	180,624	0.0	21,435	0.0
Oscar Pedro Bergotto	Regular Director	—	—	—	—
María Julia Bearzi	Regular Director	—	—	—	—
Liliana De Nadai	Regular Director	—	—	—	—
Ben Elsztain	Regular Director	491	0.0	—	0.0
Nicolas Bendersky	Regular Director	7,166	0.0	—	0.0
Gabriel A. G. Reznik	Alternate Director	—	—	—	—
Iair Elsztain	Alternate Director	10,295	0.0	1,350	0.0
Oscar Marcos Barylka	Alternate Director	—	—	—	—
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	202,994	0.0	130,558	0.0
Jorge Cruces	Chief Investment Officer	3,761	0.0	—	0.0
Arnaldo Jawerbaum	Chief Operating Officer	517,440	0.1	—	0.1
Supervisory Committee
José D. Abelovich	Member	—	—	—	—
Marcelo H. Fuxman	Member	—	—	—	—
Noemí I. Cohn	Member	—	—	—	—
Roberto D. Murmis	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—
Cynthia Deokmellian	Alternate member	—	—	—	—

____________________________

(1)

Includes (i) 376,703,035 common shares beneficially owned by CRESUD, (ii) 21,128,463 common shares owned by Helmir, (iii) 8,251,018 common shares owned by Consultores Venture Capital Uruguay S.A., (iv) 1,166,774 common shares owned by Consultores Asset Management S.A., (v) 5,285,010 common shares owned by Inversiones Financieras del Sur S.A., and (vi) 9,926,067 common shares directly owned by Mr. Eduardo Elsztain.

(2)

As of June 30, 2024, the outstanding shares were 741,459,162 with a nominal value of ARS 10.00 each and one vote per share and we own 23,401,746 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2024, the outstanding warrants were 75,668,184, and as a subsequent event, on October 2, 2024, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 75,668,184 to 71,510,561, for more information, see “Recent Developments – Exercise of Warrants”. On May 10, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 9, 2024, being the Ratio of 1.3070 shares per option and a price of USD 0.3307 per share.

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

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to beneficially own at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of June 30, 2024
Shareholder	Number of Shares	Percentage (2)	Number of Warrants	Percentage fully diluted (3)
CRESUD (1)	397,831,498	53.7%	49,644,626	55.1%
Directors and officers	34,998,817	4.7%	1,405,124	4.4%
ANSES	40,542,680	5.5%	3,781,213	5.4%
Others (less than 5%)	268,081,748	36.1%	20,837,221	35.1%
Total	741,459,162	100.0%	75,668,184	100.0%

______________________________

(1)

Eduardo S. Elsztain is the beneficial owner of 230,771,688 common shares of CRESUD, representing 38.7% of its total share capital, which include (i) 141,979,750 common shares beneficially owned by Inversiones Financieras del Sur S.A., (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 6 common shares owned by Consultores Asset Management S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 88,790,801 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of CRESUD, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of CRESUD due to his substantial influence over it, he would be the beneficial owner of 57.0% of our common shares by virtue of his investment in (a) CRESUD of 376,703,035 common shares; (b) Helmir S.A. of 21,128,463 common shares; (c) Consultores Venture Capital Uruguay S.A. of 8,251,018 common shares; (d) Consultores Asset Management S.A. of 1,166,774 common shares; (e) Inversiones Financieras del Sur S.A. of 5,285,010 common shares; and (f) directly owned shares of 9,926,067 (items c, d, e and f are exposed under the line “Directors and officers”). CRESUD is a leading Argentine producer of basic agricultural products. CRESUD’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)

As of June 30, 2024, the outstanding shares were 741,459,162 with a nominal value of ARS 10.00 each and one vote per share and we own 23,401,746 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2024, the outstanding warrants were 75,668,184, and as a subsequent event, on October 2, 2024, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 75,668,184 to 71,510,561, for more information, see “Recent Developments – Exercise of Warrants”. On May 10, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 9, 2024, being the Ratio of 1.3070 shares per option and a price of USD 0.3307 per share.

Changes in Share Ownership

Shareholder	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2021	June 30, 2020
	%
CRESUD (1)	53.7	56.0	53.6	62.1	62.1
Directors and officers (2)	4.7	3.4	3.4	1.6	1.4
ANSES	5.5	5.3	5.3	4.5	4.5
683 Capital Management (3)	2.2	4.6	6.0	1.8	1.6
Others	33.9	30.7	31.7	30.0	30.4
Total	100.0	100.0	100.0	100.0	100.0

147

______________________________

(1)

Eduardo S. Elsztain is the beneficial owner of 230,771,688 common shares of CRESUD, representing 38.7% of its total share capital, which include (i) 141,979,750 common shares beneficially owned by Inversiones Financieras del Sur S.A., 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 6 common shares owned by Consultores Asset Management S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 88,790,801 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of CRESUD, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of CRESUD due to his substantial influence over it, he would be the beneficial owner of 57.0% of our common shares by virtue of his investment in (a) CRESUD of 376,703,035 common shares; (b) Helmir S.A. of 21,128,463 common shares; (c) Consultores Venture Capital Uruguay S.A. of 8,251,018 common shares; (d) Consultores Asset Management S.A. of 1,166,774 common shares; (e) Inversiones Financieras del Sur S.A. of 5,285,010 common shares; and (f) directly owned shares of 9,926,067 (items c, d, e and f are exposed under the line “Directors and officers”). CRESUD is a leading Argentine producer of basic agricultural products. CRESUD’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)

As of June 30, 2024, the outstanding shares were 741,459,162 with a nominal value of ARS 10.00 each and one vote per share and we own 23,401,746 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)	Ownership in IRSA according to the Form filed with the SEC.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2024, our total issued capital stock outstanding consisted of 741,459,162 common shares with a nominal value of ARS 10.00 each and one vote per share. As of June 30, 2024, there were approximately 23,572,932 Global Depositary Shares (representing 235,729,320 of our common shares, or 31.8% of all or our outstanding common shares) held in the United States by approximately 64 registered holders.

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2024, the outstanding warrants were 75,668,184. On May 10, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 9, 2024, being the Ratio of 1.3070 shares per option and a price of USD 0.3307 per share.

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

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2024, there were approximately 46,404 holders of our common shares.

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

Offices and Shopping Mall Leases

CRESUD rented office space for its executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA owned, and which was sold to a non-related party. Also, CRESUD rented an office space that we own at the Abasto Shopping Mall.

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

Furthermore, we also lease various stores, stands, storage space or advertising spaces in our shopping malls to third parties and related parties such as Banco Hipotecario.

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

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario and its subsidiaries and FYO. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use) and complementary parking spaces. For more information, see “ITEM 4. Information on the Company — B. Business Overview — Others — Del Plata Building Trust.” TMF Trust Company (Argentina) S.A. acts as trustee under the trust agreement.

Cresud, a company indirectly controlled by Eduardo Sergio Elsztain and chairman of Cresud and IRSA, acts as money trustor. In addition, Cresud, IRSA and Banco Hipotecario act as beneficiaries of the trust. The trust agreement involves the contribution of a building owned by Banco Hipotecario.

The execution of this trust agreement has been approved by the Board of Directors of the Company, with no objections from the Audit Committee under Section 72 and following of CML.

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

Investment in Dolphin Real Assets Fund SPC Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, incorporated under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01. Subsequently, on October 3, 2022, Dolphin Fund Ltd.’s investors, including Torodur S.A., contributed their holdings in said fund to Dolphin Real Assets Fund SPC Ltd., a fund established under the laws of British Virgin Islands in March 2022, whose administrator is Dolphin Manager Corp., a corporation also constituted under the laws of British Virgin Islands, which is controlled by Messrs. Eduardo Sergio Elsztain and Saúl Zang (85% and 15%, respectively), subscribing 164,478 participating shares issued by the portfolio named Argentina MMXXII, belonging to the mentioned fund which also has another portfolios.

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

Loan between Tyrus S.A. and Yad Leviim Ltd.

On May 3, 2024, an extension was reported for a period of 3 years, of a loan granted by our subsidiary Tyrus S.A. to Yad Leviim Ltd., in a principal amount of USD 16.2 million at a rate interest of 7% per year from March 23, 2024. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

For further information regarding related party transactions see Note 30 to our Audited Consolidated Financial Statements.

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

On December 27, 2018, an action for cancellation was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 we were notified of the “in limine” rejection of the action for cancellation filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

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

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record an impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and is currently operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal for appeal denied. On April 22, 2022, the Company was notified of the ruling issued by the Superior Court of Justice of the City of Buenos Aires (TSJ) in the case “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Court of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on February 14 2019, action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located was not appropriate, and instead the Company should assign to the City a portion of land, in accordance with the provisions of Section 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. This area may come totally or partially from the property in which the shopping center is in operation or, where appropriate, from land surrounding the area. In the event that the company could not allocate the entire fraction of land, it should pay, after obtaining an expert opinion, an amount of money to allow the GCBA to obtain a property destined for said public use. Our legal advisors are analyzing the procedural steps to follow.

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

In addition, we note that Playas Ferroviarias de Buenos Aires S.A.  (a government owned corporation to which the property of the land in which the shopping center was transferred) filed an eviction proceeding against Arcos del Gourmet S.A. before the Federal Contentious Administrative Courts located in the City of Buenos Aires. On May 11, 2022, the Trial Court decided the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias de Buenos Aires S.A. to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This decision was appealed but on September 19, 2023, the Court of Appeals – Chamber V confirmed it. Subsequently, on October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. Following the rejection of the appeal by the Chamber, on March 22, 2024, a petition for review was filed directly with the Supreme Court of Justice of Argentina due to the denial of the federal extraordinary appeal. The case is still pending final resolution.

La Rural S.A.

In December 2012, the Argentine Government issued Decree No. 2552/12, which annulled a decree from 1991 that approved the sale of the Predio Ferial de Palermo to the Sociedad Rural Argentina (“SRA”) and revoked the corresponding sale agreement. On March 21, 2012, the Argentine Government notified the SRA of the new decree and instructed that the property be returned to the Argentine Government within 30 calendar days.

The Federal Civil and Commercial Court, upon request of the SRA, issued a precautionary measure suspending the enforcement of Decree No. 2552/12, as well as all actions taken in its consequence, including the Administración de Bienes del Estado (“AABE’s”) demand to deliver possession of the property.

On June 1, 2015, the first instance ruling in case No. 4573/2012 “SOCIEDAD RURAL ARGENTINA v. NATIONAL STATE - EXECUTIVE BRANCH on DECLARATORY ACTION” ordered the lifting of the precautionary measure that suspended the effects of Decree No. 2552/12. The SRA filed an appeal against this ruling. The Chamber II of the National Court of Appeals in Civil and Commercial Matters overturned the appealed ruling, thereby reinstating the precautionary measure ordered on January 4, 2013, which remains in effect to this day.

On March 11, 2016, La Rural S.A. was summoned as a third party in the aforementioned case, and responded to this summons on April 6, 2016. On April 21, 2016, the Argentine Government appeared in the case. At its request, a precautionary measure was issued to record the ongoing litigation regarding the properties identified in the proceeding. IRSA has not been formally notified nor is it involved in the judicial actions initiated by the SRA.

Following several procedural developments, on October 5, 2017, the Federal Criminal Court No. 2 requested the submission of records in the context of the case: “Menem, Carlos Saúl and others on charges under Section 261, first paragraph of the Criminal Code.” On March 27, 2018, the Oral Court sentenced various officials, including former President Carlos S. Menem and former Minister Domingo F. Cavallo, as necessary accomplices to the crime of embezzlement. Additionally, it acquitted the indicted officials of the SRA and rejected the AABE’s request for the restitution of the property, leaving the decision on that matter to the intervening Civil and Commercial Federal Court.

On May 11, 2022, once the case returned to the Federal Civil and Commercial Court, the evidentiary phase was initiated. As of June 30, 2024, the case remains in the evidentiary stage.

Given the characteristics of the conflict, as publicly disclosed, we estimate that if Decree No. 2552/12 was declared unconstitutional, such a decree would have no legal effect on EHSA or on IRSA’s acquisition of its stake in Entratainment Holding S.A. (“EHSA”) However, if the contrary were to happen, i.e., the judicial annulment of Decree No. 2699/91, this could have a tangible impact on the acquired assets. In this scenario, the judicial decision could result in the nullification of the sale of the property by the SRA and the nullification of all acts carried out by the SRA concerning the property, including the right of use currently held by the entity in which EHSA presently holds, indirectly, an equity interest through vehicles.

As of the date of issuance of this Annual Report, there is no evidence or information suggesting that the Company would have to return the property currently operated by La Rural S.A., and it continues its business operations as usual. However, this estimate could change depending on the legal proceedings’ progress, which the Company will continue to monitor.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The GCBA appealed the measure by filing a Constitutional Challenge that was denied, filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. As of the date hereof, the file is in the evidentiary stage.

Ramblas del Plata - Ex Costa Urbana - Convenio Urbanístico.

On October 29, 2021, a notification was received in relation to a collective legal protection action, requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the processing of Bill 1831 - J 2021 (Trial Court of Administrative and Tax Law No. 10, Sec. 19 – Cause “Civil Association Observatory of the Right to City and others against GCBA and others on Protection Action (Amparo) – Others” - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the lawsuit on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protection action (amparo). On March 15, 2022, IRSA as well as the GCBA -codefendant in the case- appealed the ruling. On March 17, 2022, the court granted the appeals with suspensive effect of the contested sentence (in accordance with the provisions of Law No. 2145). On March 7, 2023, Section IV of the Court of Appeals on Contentious-Administrative, Tax and Consumer Relations matters ruled in favor of IRSA and the GCBA completely dismissing the complaint.

On October 18, 2023, IRSA received a new notice of another collective protection action (amparo) related to the property identified as Ex Ciudad Deportiva Boca (Costa Urbana), seeking the cancellation of the public hearing prescribed by Section 63 of the Constitution of the City of Buenos Aires in relation to the consideration of Bill 1831 - J 2021. The complaint was duly answered. On February 26, 2024, a first-instance judgment was issued, fully dismissing the complaint, which became final as it was not appealed by the plaintiffs.

Central Bank Proceeding

The proceeding initiated by the Central Bank against IRSA and its directors is essentially based on the view that IRSA carried out a sale transaction of securities settled in foreign currency (commonly known as a Dollar Cable purchase). IRSA and its directors presented their defense to the Central Bank on September 6, 2023, arguing that the proceeding lacked legal grounds since the transaction was a purchase (and not a sale) with settlement in foreign currency, a type of transaction not included in the sworn statement submitted by IRSA to access the MULC in accordance with applicable regulations. On June 25, 2024, through RESOL-2024-168-E-GDEBCRA-SAFYC#BCRA, the Central Bank dismissed the charges against IRSA and its directors.

Legal Proceedings in Israel

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

As of June 30, 2024, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands BV (“Dolphin BV”) and IRSA to the District Court in Tel- Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, claiming that Dolphin BV and IRSA breached a purported legally binding commitment to transfer to IDBD in an installment of NIS 70 million on September 2, 2020.

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

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million. According to purported claim, the defendants allegedly breached their legally binding commitment given to IDBD on August 29, 2019 to transfer to IDBD a total amount of 210 million NIS in 3 equal installments of NIS 70 million NIS each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim regard to the second and third installments. The claim also includes a sum of 3,299,433 NIS for the interest and linkage differences since the date of the alleged breach until the date the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

On January 30, 2023, and on February 7, 2023, the court issued a ruling allowing IDBD to serve the   claim to the defendants out of jurisdiction and allowed Dolphin BV and IRSA to challenge the service and jurisdiction of the Israeli court by May 9, 2023. Therefore, Dolphin BV and IRSA submitted a motion to challenge the service, the jurisdiction of the Israeli court, and the applicable law.

On July 3, 2023, after a hearing held in the matter, the court ruled that the Israeli court has jurisdiction over IRSA and Dolphin, and ordered Dolphin BV and IRSA to submit their defense statements by October 1, 2023.

Appeals filed by IRSA with the district court and to the supreme court, regarding the aspects concerning Israeli jurisdiction over IRSA and service to IRSA, were dismissed.

On September 14, 2023, IDBD filed a motion for a “Mareva” type interim injunction limited to the sum of 144M NIS (“the Interim Injunction”). The respondents submitted their response to the Interim Injunction on October 24, 2023, and IDBD submitted their response on December 10, 2023. A hearing in the matter was held on December 19, 2023. According to the court’s recommendation during the hearing, the parties reached understandings that will dismiss the Interim Injunction if IRSA provides a commitment to have a minimal surplus of assets or cash, at any time, in net worth of NIS 80 million (free from any third-party rights), as long as the claim against IRSA is ongoing. Such a commitment was given by IRSA and received the court’s approval on January 17, 2024. Therefore, the Interim Injunction was dismissed.

The defendants (IRSA and Dolphin BV) submitted their defense statement on December 29, 2023, which includes several defense arguments. Inter alia, the defendants argue that Dolphin’s BV commitment includes unequivocal and clear, terminating condition stating that the obligation of Dolphin BV will automatically expire with respect to all payments that have not yet been transferred to IDBD at the time the terminating condition is met. The undisputed sequence of events necessitates the conclusion that termination condition was met in relation to the second and third payment. In any case, there is no cause of action against IRSA, in the absence of direct rivalry between IRSA and IDBD. IDBD filed its reply to the statement of defense by January 28, 2024.

A pre-trial hearing was held on June 16, 2024, during which the court ordered the parties to complete the preliminary discovery proceedings. As of the date of this Annual Report, the parties are currently conducting preliminary discovery proceedings.

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

On June 14, 2022, the court approved the settlement agreed by the Parties, pursuant to which the applicant would be submitting his closing arguments no later than November 1, 2022, with the respondents submitting their closing arguments no later than February 28, 2023. The applicant submitted his response to our closing arguments on September 5, 2023. As of the date of this Annual Report request for filing a class action was rejected with each party bearing its own costs.

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

On December 20, 2023, the parties submitted a joint request for the applicant's withdrawal from the proceeding (the "Withdrawal Request"). As part of the Withdrawal Request, the court was asked to approve the parties' agreement that the applicant would withdraw from the proceeding, that the request for certification of the case as a class action would be dismissed, that the applicant's personal claim would be rejected, and that he would commit not to file any further proceedings on the matter. As part of the request, the parties agreed to recommend that the court approve reimbursement of expenses to the applicant in the amount of 150,000 ILS. The Withdrawal Request emphasized that the respondents were willing to pay this amount to cover the applicant's expenses to avoid the legal costs involved in continuing the proceedings, despite their assessment that the request for approval of a class action would be denied, and that the Withdrawal Request does not admit to any of the applicant's claims or allegations.

After receiving the stance of the professional bodies in the Ministry of Justice and the Israel Securities Authority regarding the Withdrawal Request, on June 23, 2024, Judge S. Yaakobi issued a ruling approving the Withdrawal Request. The ruling stated that, based on the submissions and evidence presented, the applicant would not have been able to prove his claims in the proceeding, and therefore there is no concern that the withdrawal is based on irrelevant considerations. Furthermore, the court approved the reimbursement of the applicant's expenses in the proceeding in the amount of only 92,000 New Israeli Shekel.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2024	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2024	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2019 (2)	—	—	—	—
2020 (3)	—	—	—	—
2021 (4)	—	—	—	—
2022	—	—	—	—
2023 (5)	129,212	161.16	26,240	32.72
2024 (6)	241,578	334.07	119,000	164.62

____________________________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.
(2)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.01109 shares of IRSA CP per share of IRSA.
(3)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.004046 shares of IRSA CP per share of IRSA.
(4)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.002614 shares of IRSA CP per share of IRSA.
(5)

Includes cash dividends paid on: (i) November 8, 2022, for a total amount of ARS 4,340 million or ARS 5.41 per share, and (ii) May 5, 2023, for a total amount of ARS 21,900 million or ARS 27.31 per share (stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting).

(6)

Includes cash dividends paid on: (i) October 12, 2023, for a total amount of ARS 64,000 million or ARS 88.47 per share, and (ii) May 9, 2024, for a total amount of ARS 55,000 million or ARS 76.15 per share (stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting).

For more information see: “Recent Developments— General Ordinary and Extraordinary Shareholders’ Meeting” and “Recent Developments—Cash dividend payment”.

Central Bank authorization is required for the transfer of profits and/or dividends outside of Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls.”

B. Significant Changes.

For information about significant changes see, “Recent Developments”.

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

As of June 30, 2024, the capital stock of the Company was 741,459,162 ordinary shares with a nominal value of ARS 10.00 each and one vote per share and there were 75,668,184 warrants outstanding.

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2024, the outstanding warrants were 75,668,184, and as a subsequent event, on October 2, 2024, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 75,668,184 to 71,510,561, for more information, see “Recent Developments – Exercise of Warrants”. On May 10, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 9, 2024, being the Ratio of 1.3070 shares per option and a price of USD 0.3307 per share.

As a subsequent event, on October 2, 2024, we reported that between September 17 and September 25, 2024, certain warrants holders have exercised their right to acquire additional shares. Therefore, 4,157,623 options were exercised, which resulted in 5,433,980 shares of common stock with nominal value ARS 10.00 being issued. After the exercise of these warrants, the number of shares increased from 741,459,162 to 746,893,142 common stock with nominal value ARS 10.00, the capital stock of the Company increased from 7,414,591,620 to 7,468,931,420, and the new number of outstanding warrants reduced from 75,668,184 to 71,510,561. For more information see “Recent Developments – Exercise of Warrants”.

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2024, there were approximately 46,404 holders of our common shares.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

On September 19, 2024, the CNV enacted new rules governing private offerings of securities, within the framework established by Section 82 of the Argentine CML establishing a safe harbor regime provided that certain requirements of mechanisms of dissemination, offering, and distribution, as well as the number and type of investors to whom the offering is targeted are met.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the CML introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the LGS. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the LGS; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA

	As of June 30, (1)
	2024	2023
Market capitalization (in billions of ARS)	64,665	18,530
Shares average daily trading volume (2) (in millions of ARS)	51,233	9,555
Number of listed companies (3)	81	81

__________________________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2024, approximately 81 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 63% increase in 2021, a 142% increase in 2022 and a 360% increase in 2023. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Furthermore, the CML in Section 72 states for companies authorized in the public offer regime, that any acts performed or contracts executed between the company and a related party and involving a significant amount shall be performed or executed pursuant to the procedure set forth below:

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

In addition, pursuant to the CML, at an ordinary shareholders’ meeting, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. Through Resolution No. 789/2019, currently incorporated to CNV’s rules, ruled out the requirement of registration for foreign companies under Section 118 (branches) and 123 (foreign companies only acting as shareholders) of the Argentine General Corporation Law. After the referred resolution was enacted the registration procedure is no longer required for foreign companies acting as shareholders of local companies whose securities are publicly offered. In lieu of those requirements, any foreign shareholder which is an entity shall properly exercise its voting rights through a representative duly empowered without any additional registration requirement. The definition of representative includes: (i) the legal representative duly registered in Argentina pursuant to Sections 118 or 123 of the Argentine General Corporation Law; (ii) the attorney-in-fact duly authorized through a proxy by the legal representative in Argentina under the provisions set forth in of Section 239 of the Argentine General Corporation Law; (iii) the attorney-in-fact duly authorized through a proxy granted in Argentina by a person entitled to grant a proxy under the laws of his country of origin, pursuant the provisions set forth in of Section 239 of the Argentine General Corporation Law; or (iv) the attorney-in-fact duly authorized by a proxy granted overseas by authorized person, under the law of the country of origin. In this case, the proxy shall be legalized abroad and apostilled pursuant to the provisions of the Hague Convention for foreign documents or legalized by the Ministry of Foreign Affairs and translated by a public translator in Argentina.

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

D. Exchange Controls

The following is a description of the main Central Bank regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned elsewhere in this offering memorandum and in the Annual Report, which are available at the website of the Argentine Ministry of Economy: https://www.argentina.gob.ar/economia, or the website of the Central Bank: www.bcra.gov.ar. None of the information contained on either website is deemed to be incorporated by reference into this offering memorandum.

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine Government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Consolidated Text of the Rules on Foreign Exchange and Changes is currently outlined in Communication “A” 8035 (hereinafter referred to as the “Consolidated Text”), issued by the Central Bank. Below is a brief summary of the exchange control rules currently in effect.

Exports of goods

As of September 2, 2019, goods exporters must enter and settle in Pesos the proceeds from exports through the MULC, with different deadlines depending on certain factors, including type of exported products and relationship between exporter and importer. Regardless of the maximum deadlines established in each case, export collections must be entered and settled in the MULC within five business days from the collection date.

In certain cases (for example, those holding a certificate of increased exports or those with projects falling under the Export Promotion Regime established by Decree No. 234/21), exchange regulations allow exporters greater access to the MULC to transfer funds abroad (for example, to transfer dividends or pay services related to foreign financial indebtedness).

Following the swearing-in of President Javier Milei, on December 13, 2023, the Decree No. 28/2023 was published in the Official Gazette, establishing that the counterpart of the export of services performed in Argentina, whose effective use or exploitation takes place abroad, must be entered into the country in foreign currency and/or traded, 80% through the MULC, with the exporter having to carry out buying and selling transactions for the remaining 20%, acquiring negotiable securities with settlement in foreign currency and selling with settlement in local currency.

Sale of non-financial non-produced assets

The consideration received by residents for the sale of non-financial non-produced assets to non-residents must be entered in foreign currency and settled in the MULC within five business days from the date of fund receipt in Argentina or abroad, or its accreditation in foreign accounts. With regard to funds received or credited to accounts abroad, compliance with the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual expenses debited by foreign financial institutions for the transfer of funds to the country.

Exports of Services

Payments for the provision of services by residents to non-residents must be entered and settled in the MULC within a maximum period of five business days from the date of their perception abroad or in the country, or their accreditation in foreign accounts. There are exceptions to the obligation to settle in the MULC the foreign currency entered as a counterpart for certain exports of certain services expressly contemplated in point 2.2.2. of the Consolidated Text, subject to compliance with various requirements provided therein by both individuals and legal entities.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed; provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

Likewise, to the extent that certain requirements set forth in points 3.11.3. and 7.9.5 of the Consolidated Text are met, it is allowed for service export payments to be accumulated in accounts opened in local or foreign financial entities, for the amounts due in debt contracts, in order to guarantee the cancellation of the capital and interest services of foreign financial indebtedness and/or issuances of public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country. The increment export program is also applicable for the exports of services.

Increment Export Program

Through Decree No. 576/2022 dated April 9, 2022, the Extraordinary and Transitory Increment Export Program (the “Export Program”) was created, which included measures related to the exports of soybean manufactures and the settlement of foreign currency in the MULC. Notwithstanding the above, according to the Consolidated Text, legal entities that sold goods under Decree No. 576/2022 to those who export them directly or as a result of a production process carried out in the country cannot enter into various operations with securities contemplated in sections 3.16.3.1. and 3.16.3.2. of the Consolidated Text.

The Export Program was reinstated by Decree No. 787/2022 and later by Decree No. 194/2023, which expanded the Export Program to include Regional Economies.

On July 23, 2023, Decree No. 378/2023 was issued, establishing that those who, within the framework of joining the Export Program, settle until August 31, 2023, inclusive, the foreign currency corresponding to the goods whose tariff positions are included in Decree No. 194/2023, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, do so at a transitory exceptional counterpart of Ps. 340 per U.S. Dollar, including corn and exports of regional economies.

On September 30, 2023, Decree No. 492/2023 was issued, extending the application of the Export Program until October 25, 2023, as well as the extraordinary and transitory expansion of the Export Program for those subjects who have exported, at any time during the 18 immediate months prior to October 2, 2023, the goods included in the Common Nomenclature of MERCOSUR as determined by the Ministry of Economy. It also established that the date for settling foreign currency and paying the sums in advance of export duties should be made until October 20, 2023.

On the other hand, Decree No. 492/2023 established that 75% of the counterpart of the goods’ export should be entered into the country in foreign currency and traded through the MULC, with the exporter, for the remaining 25%, conducting buying and selling operations with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

On October 23, 2023, Decree No. 549/2023, a modification of Decree 492/2023, was issued, establishing until November 17, 2023, that the counterpart of the export of services, whose effective use or exploitation takes place abroad, and the export of goods included in the Common Nomenclature of MERCOSUR, including cases of pre-financing and/or post-financing of exports from abroad or an advance settlement, must be entered into the country in foreign currency and/or traded, 70% through the MULC with the exporter having to conduct buying and selling operations for the remaining 30% with negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

As of December 13, 2023, the Decree No. 28/2023 establishes that the counterpart of the export of services performed in the country, whose effective use or exploitation takes place abroad, must be entered into the country in foreign currency and/or traded, 80% through the MULC, with the exporter for the remaining 20%, conducting buying and selling operations for negotiable securities acquired with settlement in foreign currency and sold with settlement in local currency.

Import of Goods and Services

On December 13, 2023, the Central Bank issued Communication “A” 7917, establishing a release of imports and a new access system to the MULC, stating that, starting from December 13, 2023:

For the payment of imports of goods: (i) it will not be necessary to have a declaration made through the Argentine Republic Import System (SIRA) in “exit” status as an MULC access requirement, nor to validate operations in the “Single Foreign Trade Current Account” system; and (ii) pursuant to Communication “A” 8074 entities may grant MULC access without prior approval of the Central Bank for deferred payments for the FOB value of new imports formalized from August 1, 2024, corresponding to the goods included in section 10.10.1.4. of the Argentine foreign exchange regulations (i.e. rest of items other than fuel and energy, pharmaceutical products and automobiles and items of certain Harmonized Tariff Schedule (HTS) codes), may be carried out, once 30 (thirty) calendar days have elapsed as from the customs entry registration of the goods and up to 50% of the FOB value, while the remaining 50% of the FOB value may be carried out once 60 (sixty) calendar days have elapsed as from the same moment.

Additionally, access to the foreign exchange market to process deferred payments for the FOB value of imports formalized from August 1, 2024, corresponding to goods included in point 10.10.1.3 of the Argentine foreign exchange regulations (automobiles and certain goods included in section 12.1 of the foreign exchange regulations), may be carried out once 90 (ninety) calendar days have elapsed from the customs entry registration of the goods. For the payment of services provided by non-residents: (i) it will not be necessary to have a sworn statement made through the Argentine Republic Import and Payment of Services System (SIRASE) in “approved” status, nor to validate the operation in the “Single Foreign Trade Current Account” system; and (ii) entities may grant MULC access without prior approval of the Central Bank to make payments for services provided by non-residents, payments for new imports of services provided or accrued from December 13, 2023, when, in addition to other applicable regulatory requirements, the payment falls within certain situations. Regarding services provided by non-residents performed and/or accrued until December 12, 2023, prior approval of the Central Bank will be required, except for some exceptions.

Through Resolution 5466/2023, published in the Official Gazette on December 26, 2023, the advance information regimes SIRA and SIRASE were repealed, creating the new regime “Statistical System of Imports” (SEDI), which establishes that: (i) importers defined in section 1 of Article 91 of the Customs Code must provide advance information regarding their import destinations for consumption, in the form of an affidavit; (ii) the declaration is valid for 360 calendar days from the exit status; (iii) prior to formalization, the AFIP will analyze the tax situation and the “Financial Economic Capacity System” (CEF System); (iv) state agencies must issue their opinions within a maximum period of 30 days, after which, if no opinion is issued, the declaration will automatically move to exit status; and (v) within the regime, neither information nor approval is required regarding the date of access to the MULC (which is processed before the Central Bank). Additionally, the “Register of Commercial Debt for Imports with Foreign Suppliers” is created, in which those with commercial debt for imports of goods formalized before December 13, 2023, and/or debt for services provided before that date, must register.

On January 11, 2024, the Central Bank issued Communication “A” 7945, through which it decided to incorporate, as point 3.x of Communication “A” 7917, among the exceptions to what is provided in points 1.3. and 1.4. of such Communication, those payments for imports of goods made by a natural or legal person for the supply of a critical medicine whose customs entry registration is made through a particular request.

Furthermore, section 10.10.3 of the Consolidated Text allows entities to grant access to the MLC to customers, for the payment of debts for imports of goods and services; provided that certain regulatory requirements are met and it is verified that:

•	The transaction is declared, if applicable, in the last overdue submission of the Survey of External Assets and Liabilities.

•

Payment of the FOB value corresponding to the import of goods registered as from April 15, 2024 by individuals or legal entities that classify as “MiPyMe” in accordance with the provisions of the rules of “Determination of the status of micro, small and medium-sized companies” (to the extent that they do not correspond to goods included in Section 10.10.1.3 of the restated text of the Consolidated Text) is allowed after 30 calendar days of the import.

•

As from April 15, 2024, entities may provide access to the MULC to make payments for imports of goods with deferred customs entry registration for up to 20% of the FOB value of capital goods when these imports are carried by individuals or legal entities that classify as “MiPyMe” in accordance with the provisions of the rules of “Determination of the status of micro, small and medium-sized companies” (to the extent that they do not correspond to goods included in Section 10.10.1.3 of the Consolidated Text).

Additionally, Communication “A” 7952 states that importers of goods and services who have acquired Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) in a primary subscription may sell securities with settlement against cable to a third-party account abroad, starting from April 1, 2024, under the following conditions:

(a) The market value of the transactions does not exceed the difference between the value obtained by selling with settlement in foreign currency abroad of the BOPREAL acquired in the primary subscription and their nominal value, if the former is lower.

(b) The accounts to be credited are not located in countries or territories where the recommendations of the Financial Action Task Force are not applied or not sufficiently applied.

External Assets

Generally, prior approval from the Central Bank is required for the formation of foreign assets (e.g., foreign currency purchase, among others) and for derivative transactions by legal entities that are not entities authorized to operate in foreign exchange, local governments, mutual funds, trusts, and other Argentine entities. Individuals must request prior approval when the value of such assets exceeds USD 200 or USD 100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must enter and settle in MULC the financially disbursed debts from September 1, 2019, as a condition, among others, to access MULC to meet their capital and interest service requirements. Subject to compliance with the established regulations, access to MULC will be granted for the prepayment of capital and interest up to 3 (three) business days before the due date of the capital or interest service payment. Clients recording settlements of new financial debts with foreign entities and holding an income certification issued by an entity may access MULC for the following purposes: (i) payments for the importation of goods without the prior approval required by the complementary provisions established in the Consolidated Text; (ii) payments for services to related counterparts without the prior approval of the Central Bank, to the extent that it is a payment from the maturity of an obligation for a service provided at least 180 consecutive days before access or derived from a contract signed with a similar lead time; or (iii) payments of capital in advance of the maturity of commercial debts for the importation of goods and services; provided that the average life of the new indebtedness is at least 2 (two) years longer than the remaining average life of the pre-canceled debt.

Access to MULC before maturity will typically require prior approval from the Central Bank unless: (i) there are foreign currency financings by local entities for foreign currency expenses through credit or purchase cards and/or

(ii)	there are foreign currency financings by local financial entities canceled with the entry of indebtedness from abroad, in accordance with the provisions of Communication “A” 7532.

Debt among residents

Accessing MULC for the settlement of debts and other financial obligations in foreign currency, entered into from September 1, 2019, is generally prohibited, except for specific cases (such as payments related to credit cards).

Profits and Dividends

For remitting foreign currency abroad as profits and/or dividends to non-resident shareholders, obtaining prior approval from the Central Bank is mandatory, subject to certain exceptions.

Non-residents

Non-residents are required to secure prior approval from the Central Bank to access MULC for acquiring foreign currency, with only a few exceptions allowed.

Information System

In all cases, and upon meeting the remaining requirements applicable to each case, access to MULC will be granted for the payment of financial or commercial debts and for paying profits or dividends; provided that such debts are reported through the information system of the Central Bank established by Communication “A” 6795.

Outflows

The Consolidated Text requires prior approval from the Central Bank to transfer funds abroad, unless the interested party submits various affidavits, stating that:

-

They did not possess Argentine deposit certificates representing foreign shares (“CEDEARs”), and/or available external liquid assets exceeding the equivalent of USD 100,000 at the beginning of the day on which they request access to the market, and all their foreign currency holdings in the country are deposited in accounts at financial institutions.

-

They commit to settle in the MULC, within five business days of its availability, the funds received abroad originating from the collection of loans granted to third parties, the collection of a term deposit, or the sale of any type of asset, when the asset was acquired, the deposit constituted, or the loan granted after May 28, 2020. However, this requirement will not be necessary for certain outgoing transactions specified by the Consolidated Text.

An affidavit from the client regarding transactions with securities and other assets must also be submitted, unless they have a sworn statement that: Indeed, for access to MULC, a sworn statement is required, among other things, stating that:

(a) no sales of securities have been made through the settlement of foreign currency;

(b) there have been no exchanges of securities issued by residents for external assets;

(c) there have been no transfers of securities to deposit institutions abroad;

(d) no securities issued by non-residents with settlement in Pesos have been acquired in the country;

(e) no Argentine deposit certificates representing foreign shares have been acquired;

(f) no securities representing private debt issued in foreign jurisdictions have been acquired;

(g) no funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) have been delivered to any individual or legal entity, resident or non-resident, linked or not, receiving as a prior or subsequent consideration, directly or indirectly, by itself or through a linked, controlled, or controlling entity, external assets, crypto assets, or securities deposited abroad during the 180 (one hundred and eighty) consecutive days prior to accessing MULC;

(h) no funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) have been delivered to any individual or legal entity, exercising a direct control relationship over it, or to other companies within the same economic group, except those directly associated with routine transactions between residents for the acquisition of goods and/or services, during the following 180 (one hundred and eighty) consecutive days; and

(i) the applicants also commit not to carry out such operations during the following 180 (one hundred and eighty) consecutive days.

Regarding the aforementioned deadlines, the period to be considered will be 90 (ninety) consecutive days, if they involve securities issued under Argentine law, and 180 (one hundred and eighty) consecutive days, and always concerning securities issued under foreign law.

Moreover, for cases where the client is a legal entity, for the operation not to be subject to the prior approval requirement, the entity must have a sworn statement detailing: (i) individuals or legal entities exercising a direct control relationship over the client; and (ii) other legal entities with which it forms the same economic group.

Companies that share a control relationship as defined in points 1.2.1.1 and 1.2.2.1 of the Consolidated Text, within the “Large Exposures to Credit Risk” regulations, should be considered members of the same economic group. Similarly, to determine the existence of a direct control relationship, the types of relationships specified in point 1.2.2.1 of the aforementioned “Large Exposures to Credit Risk” regulations must be considered.

Additionally, the aforementioned conditions can be considered fulfilled by the entity if the client submits a sworn statement stating that, within the detailed periods, they did not deliver funds in local currency or other liquid local assets to any individual or legal entity in the country, except those directly associated with routine operations in the course of their business activities. For cases where the client does not submit the mentioned sworn statement, they can present a sworn statement declaring that they have not delivered funds in local currency or other liquid local assets to any individual or legal entity in the country (including direct controllers and members of the economic group), stating (i) that within the specified period in the Consolidated Text, they have not concluded or will conclude the envisaged transactions; and (ii) that in the preceding 180 (one hundred and eighty) consecutive days, they have not received funds in local currency or other liquid assets in the country, except for those associated with routine operations originating from the client or from any of the individuals or legal entities, direct controllers, and members of the economic group informed, to whom funds have been received; or alternatively, they can submit the sworn statements of individuals, whether human or legal, direct controllers, or members of the economic group, who received funds.

According to the Consolidated Text, in which it established that, in the preparation of sworn statements provided for in points 3.16.3.1 and 3.16.3.2, sales of securities settled in foreign currency in the country or abroad should not be taken into account when the total funds obtained from such settlements have been or will be used within 10 (ten) consecutive days for the following operations:

(a) payments from the maturity of principal or interest on new financial borrowings from abroad disbursed from October 2, 2023, and which include, at a minimum, a 1 (one) year grace period for the payment of principal;

(b) repatriations of capital and income associated with direct investments by non-residents, received from October 2, 2023; provided that repatriation occurs, at a minimum, 1 (one) year after the capital contribution is made and compliance with the legal mechanisms provided for in such cases;

(c) payments from the maturity of principal and interest on debt securities issued from October 2, 2023, with public registration in the country, denominated and subscribed in foreign currency, whose services are payable in the country and include a minimum of 2 (two) years of grace period for the payment of principal;

(d) payments from the maturity of principal or interest on financial borrowings from abroad that do not generate disbursements as they are refinancing of capital and/or interest of operations covered in points (i) and (iii); provided that refinancing does not anticipate the maturity of the original debt; and

(e) payments from the maturity of principal or interest on debt securities issued with public registration in the country, denominated in foreign currency, and whose services are payable in the country, which do not generate disbursements as they are refinancing of capital and/or interest of operations covered in the preceding point (iii), to the extent that refinancing does not anticipate the maturity of the original debt.

In all the aforementioned cases, the client must submit a sworn statement stating that the funds received from operations in points (i) to (iii) were used to make payments in the country related to the realization of investments in Argentina.

Furthermore, situations allowing the entity to accept the sworn statement of a client with liquid external assets and/or CEDEARs exceeding the limit set in point 3.16.2.1 of the Consolidated Text (USD 100,000) may also include funds deposited in foreign bank accounts resulting from the sale of securities settled in foreign currency.

In addition, the sale of BOPREAL bonds against a payment in foreign currency and the transfer thereof to foreign depositaries, up to an amount equal to the amounts subscribed by the importer, is excluded from the aforementioned restrictions.

It should be noted that, as a rule, prior approval from the Central Bank is required if the client is a natural or legal person included by the Federal Administration of Public Revenue (“AFIP”) in the list of invoices or equivalent documents classified as apocryphal. The list of individuals or legal entities included in this registry by the AFIP is available at the following website:

https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Additionally, if the individuals or legal entities are considered obligated subjects to comply with the Registry of Exchange Information for Exporters and Importers of Goods whose registration process is listed as not registered, an affidavit must be submitted.

Securities Transactions

The Consolidated Text establishes that transactions of securities entered into abroad cannot be settled in Argentine Pesos in the country. Operations settled in foreign currency can only be settled in Argentine Pesos in the country if they are conducted within the country. It also specifies that purchase and sale transactions of securities settled in foreign currency must be paid through one of the following mechanisms:

(a) By transferring funds to and from accounts in the client’s name in local financial institutions.

(b) Against a cable on bank accounts in the client’s name in a foreign entity not incorporated in countries or territories where the Recommendations of the Financial Action Task Force are not applied or not sufficiently applied.

Against cable on a third-party accounts in a foreign entity not incorporated in countries or territories where the Recommendations of the Financial Action Task Force are not applied or not sufficiently applied, in the case of the sale of BOPREAL acquired by the seller in a primary subscription

Other sales of securities executed on or after April 1, 2024, may also be settled under these conditions to the extent that the market value of these transactions does not exceed the difference between the value obtained from the sale with settlement in foreign currency abroad of the BOPREAL bonds acquired by the seller in a primary subscription for debts of imports of goods and services and their nominal value, if the former is lower. Under no circumstances is the settlement of these operations allowed through payment in foreign currency banknotes or through their deposit in custody accounts or third-party accounts.

Despite this, it is understood that the acquisition of securities settled in Argentine Pesos in the country with funds from abroad would not be prevented, as long as the transaction is not documented abroad. Similarly, the transfer of securities from abroad to commissary accounts in Argentina for subsequent sale settled in Argetine Pesos in the country is not restricted; provided that the operation is arranged within the country.

On December 13, 2023, through Resolution No. 988, the CNV standardized the minimum holding periods for negotiable securities within a portfolio. It stipulated that, to execute the sale of negotiable securities with settlement in foreign currency, regardless of the law of issuance and jurisdiction, a minimum holding period of one (1) business day from accreditation in the Central Depository Agent for Negotiable Securities must be observed. This rule does not extend to the purchase of negotiable securities with settlement in foreign currency and any jurisdiction.

Additionally, Resolution No. 988 established that Clearing Agents and Trading Agents cannot process or settle sales of negotiable securities with settlement in foreign currency, both locally and internationally, for client orders maintaining long positions in repos and/or overnight operations, irrespective of the settlement currency.

In line with the new regulations issued by the SEC, which shortened the standard settlement cycle for most broker-dealer securities transactions from two business days after the trade date (T+2) to one business day (T+1), the CNV, through Resolution No. 1000/2024 issued in May 2024, adjusted its regulatory framework regarding settlement periods for cash transactions.

Finally, on February 5, 2024, the CNV released General Resolution No. 990/2024, stating that, for the sale of negotiable securities with settlement in foreign currency, regardless of the law of issuance and jurisdiction, a minimum holding period of one (1) business day from accreditation in the Central Depository Agent for Negotiable Securities must be observed. This does not apply to the purchase of negotiable securities with settlement in foreign currency and any jurisdiction. As part of this, it is established that, to proceed with transfers to foreign depositary entities of negotiable securities acquired with settlement in national currency, regardless of the law of issuance, a minimum holding period in the portfolio of one (1) business day must be observed, counted from its accreditation in the Central Depository Agent for Negotiable Securities. This rule has exceptions in cases where accreditation in the mentioned agent: (i) results from the primary placement of negotiable securities issued by the National Treasury or the Central Bank, in accordance with the provisions of Communication “A” 7918, its amendments, and/or related regulations; or (ii) involves CEDEARs traded on markets regulated by the CNV.

Moreover, through Resolutions No. 990/2024 and 995/2024, the CNV unified the conditions and daily maximum amounts for operations, raising the limit to 200 million daily for operations and transfers of negotiable securities abroad. BOPREAL are exempt from the limits and prior information requirements for issuing transfers to foreign depositary entities, as well as for arranging their sale in the country with transfers to foreign depositary entities, with settlement in foreign currency. This exemption applies as long as such negotiable securities have been acquired through a primary placement or bidding process, and up to the total nominal value subscribed for that security. Such exemption also applies to transactions of certain negotiable securities with settlement in foreign currency, complementary to the BOPREAL issued by the Central Bank for the payment to foreign suppliers. As from April 1, the amendments set forth in Resolution No. 995/2024 exempt such transactions, as well as the BOPREALs, from the minimum holding period and from the limits and prior information regime required both to make transfers to foreign depositaries and to arrange their sale with settlement in foreign currency abroad.

Finally, through Resolution No. 1004/2024, the CNV established that sales of negotiable securities with settlement in foreign currency locally carried out by resident individuals or legal entities with funds from UVA mortgage loans, up to the amount of such loans and to the extent that the proceeds of such sales are applied to the purchase of real estate, are exempt from: (i) compliance with the minimum holding period required for the execution of such transactions, (ii) the prior information regime required, and (iii) the restrictions for client orders maintaining long positions in repos and/or overnight operations.

BOPREAL

The BOPREAL are securities issued by the Central Bank in USD for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

On December 22, 2023, Decree 72/2023 was published in the Official Gazette, establishing the possibility that bonds or securities issued by the Central Bank, for those who have debts for imports of goods with customs entry registration and/or importation of services effectively provided until December 12, 2023, can be used as a form of payment for the cancellation of tax and customs obligations, plus their interests, fines, and accessories, except for certain exceptions. These bonds or securities are those issued from the effective date of the Decree December 12, 2023, until March 31, 2024, can be freely transferred by their holders, and their use will be limited to a total value of USD 3,500,000, to be used according to a specific schedule.

On January 11, 2024, the Central Bank issued Communication “A” 7940, allowing the sale of BOPREAL with settlement against a foreign account under specific conditions. This includes the requirement that the seller acquired the securities in a primary subscription, and the receiving accounts are not in countries or territories lacking or inadequately applying the recommendations of the International Financial Action Task Force.

Likewise, through Communication “A” 7941, the Central Bank established that importers of goods and services who subscribe to BOPREAL may access the foreign exchange market to pay commercial debts for the import of goods and services prior to December 13, 2023, for which the subscription of the title was not requested; provided that certain requirements are met.

Additionally, importers of goods and services who subscribe to BOPREAL for the longest period offered by the Central Bank before January 31, 2024, and for an amount equal to or greater than 25% of the total outstanding amount for their eligible debts under points 1 and 2 of Communication “A” 7925, may access the foreign exchange market since February 1, 2024, to pay such commercial debts for the import of goods and services prior to December 13, 2023, for which the subscription of the aforementioned title was not requested; provided that the payment does not exceed 50% of the amount liquidated simultaneously as advanced export proceeds for goods to be canceled with shipments for which payments were to be entered beginning March 1, 2025, at a maximum monthly rate of 10% of the total amount of advances fitting into this mechanism.

In this regard, along with other applicable regulatory requirements, the entity must have: (i) an affidavit from the importer stating that prior approval from the Central Bank will be required to cancel these advanced export proceeds before the stipulated deadlines; and (ii) an affidavit from the client indicating the subscribed amount of the BOPREAL of longest term and the amounts of commercial debts for goods and services from transactions prior to December 13, 2023, that are eligible.

Moreover, certain adjustments to the foreign exchange regulations applicable to the payment of profits and dividends were made, including, among others, the following: (i) resident companies are allowed to subscribe BOPREAL for up to the amount in local currency of the profits and dividends which payment is pending to non-resident shareholders, according to the distribution determined by the shareholders’ meeting; (ii) access to the

MULC is granted to pay profits and dividends, as long as the applicable requirements are met, by performing a swap and/or arbitrage with the funds deposited in a local account and originated in foreign currency collections of principal and interest from the BOPREAL; (iii) non-residents are allowed to subscribe BOPREALs for up to the amount in local currency of the profits and dividends payments received in the country since September 1, 2019, and that have not been remitted abroad, adjusted by the latest Consumer Price Index available at the date of subscription; and (iv) access the MULC is allowed to repatriate portfolio investments of non-residents generated in collections in the country of profits and dividends by subscription of BOPREAL, as long as they meet the applicable requirements, by performing a swap and/or arbitrage with the funds deposited in a local account and originated in foreign currency collections of principal and interest from BOPREALs.

Reporting Regime of the Central Bank

In accordance with the provisions of the new exchange regulations, in certain cases, compliance with the “Survey of External Assets and Liabilities” regime established by the Central Bank through Communication “A” 6401, later amended by Communication “A” 6795, is required for access to the MULC.

This regime specifies that information on External Assets and Liabilities will be provided based on the following classification: “Shares and other equity interests,” “Non-negotiable debt instruments,” “Negotiable debt instruments,” “Financial derivatives,” and “Land, structures, and real estate.”

The regulations set forth that, starting from data for the first quarter of 2020, the declaration of the Survey of External Assets and Liabilities is governed by the following guidelines: (i) all legal entities or individuals with external liabilities at the end of any calendar quarter, or who have settled them during that quarter, must declare the Survey of External Assets and Liabilities; and (ii) those declarants for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of USD 50 million must make an annual submission (which will allow supplementing, confirming, and/or correcting quarterly submissions), and this can be optionally submitted by any legal entity or individual.

Regarding the deadlines for submitting declarations, it is regulated that the maximum deadlines for submitting and validating the declarations will be as follows: (i) 45 (forty-five) calendar days from the close of the reference calendar quarter for quarterly declarations, and (ii) 180 (one hundred and eighty) calendar days from the close of the reference calendar year for annual submissions. The data loading and validation for this regime must be carried out through an electronic form available for download from the AFIP website.

Law No. 27,742 - “Ley De Bases y Puntos De Partida para la Libertad de los Argentinos”

On June 28, 2024, the Argentine Congress passed Law No. 27,742 “Ley Bases y Puntos De Partida para la libertad de los Argentinos”, which was enacted by the PEN on July 8, 2024. Law No. 27,742 encompasses several major reforms aimed at overhauling the country's economic and administrative structures. Among other provisions, Law No. 27,742 includes:

-	The declaration of public emergency in administrative, economic, financial, and energy matters for a period of one year;

-

Broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic hurdles for businesses. In this sense, it includes, without limitation, amendments and repeals of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Argentine Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime aimed at strengthening the autonomy of the parties’ will; and (vii) promotion and incentives for large investments;

-	Authorization for the total or partial privatization of certain companies wholly or majority owned by the Argentine Government;

-

An Incentive Regime for Large Investments (“RIGI”, as per its acronym in Spanish), which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” involving investments equal to or exceeding USD 200 million. On August 23, the Argentine Government published Decree 749/2024 approving the implementation of the RIGI within the framework of Law No. 27,742;

Law No. 27,743 - “Medidas Fiscales Paliativas y Relevantes”

-

Law No. 27,743 “Medidas Fiscales Paleativas y Relevantes”(the “Fiscal Measures Law”) was approved by the Argentine Congress on June 28, 2024 and published in the Official Gazette on July 8, 2024. The most relevant points of this law are the following:

-

Regime for exceptional regularization of tax, customs and social security obligations:Taxpayers and persons liable for tax, customs and certain social security obligations due as of March 31, 2024, may adhere –up to 150 calendar days as from the date this regime comes into effect– to an installment plan (which will range from 36 to 84 monthly payments) or to a cash payment plan for obligations and offenses.

-

Adherence to the regime will generate the remission of a percentage of the compensatory and punitive interest accrued for late payment from 70% to 20% depending on the time at which it is formalized. Likewise, the fines and penalties applied will be remitted. The total cancellation of the debt under the conditions set forth in this regime –in cash or by means of a payment facilities plan– will extinguish the criminal action, to the extent that there is no final judgment as of the date of cancellation. Criminal action will also be extinguished with respect to those obligations that have been cancelled prior to the effective date of the regime to the extent that there is no final judgment as of such date.

-

Asset regularization regime - laundering of assets:Individuals, undivided estates and subjects included in Section 53 of the Income Tax Law who are tax residents, as well as those who are not tax residents for their assets located in Argentina or for the income they have obtained from Argentine sources, may adhere to this regime until April 30, 2025 (with the possibility of the Argentine Federal Government extending it until July 31, 2025).The assets covered by this regime may be assets located in Argentina or abroad that are owned or were in their possession or custody as of December 31, 2023.

181

-

Subjects that adhere to the regime must pay a special tax in U.S. dollars which applicable rate on the goods that are externalized will be 0% when their value is less than USD 100,000. Once this value is exceeded, a progressive tax rate of 5%, 10% and 15% will be applied depending on the moment in which the adherence to the plan becomes effective. Subjects will be exempt from paying this special tax if the funds subject to this regime remain deposited in the corresponding account until December 31, 2025.

-

During the term in which the funds are deposited in the special account for regularization of assets, they may be invested exclusively in the financial instruments indicated permitted by the applicable regulations. The proceeds from the sale of regularized securities will be treated similarly if they are transferred to a special account.

-

Those who adhere to the regime will be released from any civil action and for tax, exchange, customs and administrative offenses that may be applicable due to non-compliance with the obligations related to or originating from the goods, credits and holdings declared under this regime.

-	Tax on the Transfer of Real Estate of Individuals and Undivided Estates: Effective from July 8, 2024, this tax was repealed.

-	Modification to simplified regime for small taxpayers: The amounts of the categories applicable as from January 1, 2024 are increased.

-

Tax Transparency Regime for Consumers: Includes the obligation of discriminating the VAT from the final price, with the main goal of informing the final customers of the taxes included in the price of goods, leases and services.

Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti‑Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category of the amount of 150 minimum wages, the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised CML and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti‑Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of Section 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Each of these entities must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, the personal data of the “Compliance Officer” (both regular and alternate) must also be disclosed.

The CNV Rules provide that entities it regulates may only take action relating to public offerings of securities, stipulated, future or optional contracts of any nature and other instruments and financial products with registered, domiciled or domestic counterparties known to CNV or foreign counterparties in jurisdictions included on the list of cooperating countries provided in Section 2º, subsection b) of Decree No. 589/2013.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine Government created the Argentine Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti‑money laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

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

On January 13, 2022, UIF Resolution No. 6/2022 amended UIF Resolutions No. 30/2017, 21/2018 and 28/2018, which are applicable to entities regulated by the Central Bank, the CNV and/or the Superintendence of Insurance of Argentina, respectively.

On February 1, 2023, Resolution No. 14/2023 was published in the Official Gazette, which aims to establish the minimum requirements for the identification, assessment, monitoring, management and mitigation of money laundering and terrorist financing risks that the obligated subjects included in Section 20 sections 1 and 2 of Law No. 25,246 must adopt and apply, in accordance with their policies, procedures and controls, in order to avoid the risk of being used by third parties with criminal objectives of money laundering and terrorist financing. Such resolution repealed Resolution No. 30E/2017 of the UIF without effect.

On May 10, 2023, Resolution No. 78/2023 was published in the Official Gazette, which amended the regulatory framework issued with respect to the obligated subjects included in Section 20 sections 4 and 5 and those of section 22 that have the role of Financial Fiduciaries of Law No. 25,246 in order to adapt the obligations that they must comply with to manage and mitigate money laundering and terrorism financing risks, in accordance with the standards, good practices, guides and international guidelines currently in force, pursuant to the Recommendations issued by the Financial Action Task Force. This resolution repealed Resolution No. 21/2018 of the UIF.

On May 17, 2023, Resolution No. 84/2023 was published in the Official Gazette, which updates the thresholds established for the different regulated sectors in order to improve the effectiveness of the anti-money laundering and terrorist financing prevention system and update the regulations applicable to each sector. Therefore, an automatic updating mechanism of the thresholds was established, adopting as parameter the minimum salary set by the “Secretaría de Trabajo, Empleo y Seguridad Social, Consejo Nacional del Empleo, la Productividad y el Salario Mínimo, Vital y Móvil”, in force as of December 31 of the previous calendar year and as of June 30 of the current calendar year, as applicable.

On January 8, 2024, UIF Resolution No. 1/2023 was published in the Official Gazette. Its purpose is to establish the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of money laundering and terrorist financing risks that financial institutions must adopt and apply in accordance with their policies, procedures, and controls to avoid the risk of being used by third parties for criminal purposes of money laundering and terrorist financing.

These regulations, which will imply increased controls by financial institutions and may eventually require additional information from their clients, came into effect on March 1, 2024.

On March 18, 2024, UIF Resolution No. 42/2024 was published in the Official Gazette. Through this resolution, the UIF establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of money laundering and terrorist financing risks that registered professionals, whose activities are regulated by the Professional Councils of Economic Sciences, must adopt and apply in accordance with their policies, procedures, and controls to avoid the risk of being used by third parties for criminal purposes of money laundering and terrorist financing. Consequently, the current regulatory framework is modified to establish and/or adjust the obligations that Public Accountants must fulfill when conducting Specific Activities as set forth in Recommendation 22, with the scope indicated, to manage and mitigate the risks of money laundering and terrorist financing, in line with international standards, best practices, guides, and guidelines currently in force, according to the Recommendations issued by the Financial Action Task Force.

Additionally, on March 18, 2024, UIF Resolution No. 43/2024 was published in the Official Gazette. This resolution establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of money laundering and terrorist financing risks that registered real estate agents and brokers, as well as any type of company engaged in real estate brokerage, integrated and/or managed exclusively by registered real estate agents or brokers, must adopt and apply in accordance with their policies, procedures, and controls to avoid the risk of being used by third parties for criminal purposes of money laundering and terrorist financing. This resolution proposes a segmentation of clients based on the risk assigned to each, also distinguishing the due diligence measures to be applied according to their respective risk ratings.

On March 19, 2024, UIF Resolution No. 47/2024 was published in the Official Gazette. This resolution introduces amendments to UIF Resolution No. 50/2011, concerning the Reporting System for Transactions. In this regard, it incorporates among the registration requirements for Obligated Entities, the certification issued by the Argentine Registry of Recidivism regarding the criminal records of the members of the board of directors and the ultimate beneficial owners, and additionally includes a procedure for deregistration as an obligated entity.

On March 25, 2024, UIF Resolution No. 48/2024 was published in the Official Gazette. Through this resolution, the UIF establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of the risks of money laundering, terrorist financing, and the proliferation of weapons of mass destruction, that lawyers must adopt and apply when, on behalf of and/or for their clients, they prepare or conduct transactions in the following activities:

(i) purchase and/or sale of real estate, where the amount involved exceeds 700 minimum wages; (ii) management of assets and/or other assets where the amount involved exceeds 150 minimum wages; (iii) management of bank accounts, savings, and/or securities where the amount involved exceeds 50 minimum wages; (iv) organization of contributions for the creation, operation, or administration of legal entities or other legal structures; and (v) creation, operation, or administration of legal entities or other legal structures, and the purchase and sale of businesses and/or interests in legal entities or other legal structures.

On March 25, 2024, UIF Resolution No. 49/2024 was also published in the Official Gazette. This resolution establishes the minimum requirements for the identification, evaluation, monitoring, management, and mitigation of the risks of money laundering, terrorist financing, and the financing of the proliferation of weapons of mass destruction that virtual asset service providers must adopt and apply to manage, in accordance with their policies, procedures, and controls, the risk of being used by third parties for criminal purposes of money laundering, terrorist financing and the financing of the proliferation of weapons of mass destruction.

On March 26, 2024, Resolution No. 56/2024 was published in the Official Gazette, replacing the definition of “Suspicious Transactions” with “Suspicious Facts or Transactions" and revising the definition of “Unusual Transactions.” In this context, “Suspicious Facts or Transactions” will be understood as “those attempted or carried out that cause suspicion or reasonable grounds to suspect that the assets involved come from or are linked to a criminal offense, or are related to terrorist financing, or the financing of the proliferation of weapons of mass destruction, or that, having previously been identified as unusual, after analysis and evaluation by the obligated entity, their unusual nature cannot be justified.” “Unusual Transactions” will be understood as those “transactions, attempted or carried out, whether isolated or repeated, regardless of the amount, that lack economic and/or legal justification, and/or do not align with the client’s risk level or transactional profile, and/or that, due to their frequency, regularity, amount, complexity, nature, and/or other particular characteristics, deviate from market practices.”

Finally, on July 19, 2024, Resolution No. 110/2024 was published in the Official Gazette, establishing the duty for obligated entities to implement a risk management system to detect suspicious transactions of money laundering, terrorist financing, and the financing of the proliferation of weapons of mass destruction linked to the aforementioned regime, carried out by their clients under the “Asset Regularization Regime” established in Title II of Law No. 27,743. In this sense, the suspicious transaction report must be “duly substantiated and contain a description of the circumstances under which the transaction is considered suspicious, within the framework of the Asset Regularization Regime, and reflect an adequate analysis of the client's operations and transactional profile.”

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares (or GDSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends that we pay on our GDSs to U.S. Holders will be potentially eligible for these reduced tax rates. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by GDSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our GDSs will be considered readily tradable on an established securities market in the United States in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “—Passive Foreign Investment Company” below). Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (“IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2024, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, in the case of gain from the disposition of common shares or GDSs that is subject to Argentine income tax, you may not be able to benefit from a foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be United States source), unless you can apply the credit (subject to applicable limitations) against United States federal income tax payable on other income from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Argentine income tax may reduce the amount realized on the sale, exchange or other taxable disposition of the common shares or GDSs. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Argentine income tax is imposed upon the disposition of common shares or GDSs and you apply such temporary relief, such tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if Argentine income tax is imposed on a disposition of common shares or GDSs, including the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Taxation of Dividends

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law Sections 73 (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31, 2020), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2021 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders.  On June 16, 2021, Law No. 27,630 was published in the Official Gazette, whereby amendments were introduced to the corporate income tax.  Pursuant to this law, dividends will be taxed at 7%, also on profits accrued in fiscal years starting January 1, 2021, and onwards.

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

Non-residents are subject to capital gains tax on the disposal of Argentine equities at a 13.5% effective tax rate on gross proceeds or, alternatively, a 15% income tax on the actual capital gain if the seller’s tax cost basis can be duly documented for Argentine tax purposes.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings (for the fiscal years beginning from January 1, 2024 to December 31, 2024):

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	34,703,523.08	0.00	25	0.00
34,703,523.08	347,035,230.79	8,675,880.77	30	34,703,523.08
347,035,230.79	forward	102,375,393.08	35	347,035,230.79

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

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or GDSs, and/or the collection of dividends. The applicable rates depend on each jurisdiction, in a range that usually goes up to 5%, and vary according to certain groups or categories of taxpayers, such as the risk category assigned and the degree of formal and material compliance with tax obligations, unless an exemption is applicable. The tax base is the gross revenue obtained as a result of the business activities transacted in the jurisdiction.

Moreover, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

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

This gift tax requires the payment of a fixed amount and the application of rates that range progressively from 1.603% to 9.513% on amounts exceeding certain thresholds depending on the degree of kinship and the relevant taxable base. Regarding the existence of gift tax in the remaining provincial jurisdictions, the analysis must be conducted taking into consideration the legislation of each province in particular.

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

Decrees No. 671/2023 and 749/2024 modify the application of PAIS tax regarding imports, as the payment of the tax on the purchase of foreign currency - including traveler’s checks - for hoarding or without a specific purpose related to the payment of obligations, under the current exchange market regulations, is hereby suspended for residents in the country.

Decree No. 777/2024, published in the Official Gazette on February 9, 2024, reduced the rates set forth in subsections (d) and (e) of the first paragraph of Section 13 bis of Title III of Decree No. 99 dated December 27, 2019, as amended, to 7.5%. This reduction is part of a series of measures aimed at stabilizing prices. Accordingly, the tax rate under the PAIS tax applicable to foreign currency purchases made by residents in the country for the payment of obligations related to the importation of certain goods, as well as for the acquisition of freight and other transportation services related to foreign trade operations, has been lowered.

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

Each warrant entitled its holder to purchase one common share and the exercise price of the warrants was USD 0.432. On November 16, 2022, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on November 8, 2022, being the Ratio of 1.0442 shares per option and a price of USD 0.414 per share. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on May 5, 2023, being the current Ratio of 1.1719 shares per option and a price of USD 0.3689 per share. On September 14, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an the changing the nominal value of the ordinary shares from ARS 1 (one Peso) to ARS 10 (ten Pesos), which was informed in September 13, 2023, being the current Ratio of 1.0639 shares with nominal value ARS 10.00 per option and a price of USD 0.4063 per share. On May 10, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend, distributed May 9, 2024, being the Ratio of 1.3070 shares per option and a price of USD 0.3307 per share.

The warrants are available for trading on ByMA and NYSE under the tickers IRS2W and IRSWS, respectively.

As of the date of this Annual Report, there are 71,510,561 warrants outstanding.

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

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2024. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2024.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2024 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

A. Audit Committee Financial Expert

Pursuant to the former applicable rules regarding the CML (formerly the Transparency Decree) and the applicable Rules of the CNV at such moment, our Board of Directors has established in May 2004 an Audit Committee. The main functions of the Audit Committee are to assist the Board of Directors in performing their duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, according to the applicable regulations, we may request our Audit Committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

As from December 12, 2019, our Board of Directors appointed the members of the Audit Committee which are Oscar Pedro Bergotto, Liliana Luisa De Nadai and Maria Julia Bearzi, all of them as independent members. María Julia Bearzi is the financial expert in accordance with the relevant SEC rules. We have a fully independent Audit Committee as per the standard provided in Rule 10 (A)-3(B) (1).

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website www.irsa.com.ar. In 2005, our Code of Ethics was amended by our Board of Directors. The amendment was reported in a report on Form 6-K in August 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report and we will post it on our website.

In 2023, we adopted our incentive compensation clawback policy. For more information, see Exhibit 97 to this Annual Report.

C. Principal Accountant Fees and Services

Audit Fees

For the fiscal years ended June 30, 2024 and 2023, we were billed a total consolidated amount of ARS 579.5 million and ARS 149.2 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

For the fiscal year ended June 30, 2024 and 2023 we were billed a total consolidated amount of ARS 0.0 million and ARS 13.3 million for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.

Tax Fees

For the fiscal years ended June 30, 2024 and 2023, we were billed a total consolidated amount of ARS 18.7 million and ARS 8.6 million, respectively, for professional services rendered by our principal accountants for tax compliance and tax advisory services.

All Other Fees

For the fiscal year ended June 30, 2024 and June 30, 2023 no fees related to services other than Audit Fees, Audit-Related Fees and Tax Fees were billed by our principal accountants.

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

Verify the independence of the external auditors;

Consider the professional experience and the adequacy of the external auditors’ work to international standards and the criteria they adopt to ensure their independence from the Company.

During the fiscal year, the Audit Committee carries out the following:

•

Analyzes the professional services that the external auditor would provide to the Company, evaluating the type of service and the corresponding fees, to maintain the independence principle of the external auditor with the company. According to the result of the analysis, the services are pre-approved by the Audit Committee.

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

E. Purchase of Equity Securities by the Issuer and its Affiliates

On March 11, 2022, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2022 Plan”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 1,000 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of September 21, 2022, we finalized the 2022 Plan having repurchased a total of 9,419,623 shares, representing approximately 99.51% of the approved program and 1.16% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
03/15 – 03/31/2022	339,622	96.83	—	—	339,622	967.1
04/01 – 04/30/2022	408,902	98.08	—	—	408,902	927.0
05/01 – 05/31/2022	438,704	96.29	—	—	438,704	884.8
06/01 – 06/30/2022	2,621,244	88.94	—	—	2,621,244	651.6
07/01 – 07/31/2022	2,607,793	105.06	—	—	2,607,793	377.6
08/01 – 08/31/2022	2,079,358	122.76	—	—	2,079,358	122.4
09/01 – 09/21/2022	924,000	127.11	—	—	924,000	4.9
Total	9,419,623	105.64	—	—	9,419,623

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.

On June 15, 2023, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2023 Plan”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 5,000 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of December 20, 2023, we finalized the 2023 Plan having repurchased a total of 7,839,874 shares, representing approximately 99.95% of the approved program and 1.06% of the share capital.

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
06/15 – 06/30/2023	1,263,435	400.24	—	—	1,263,435	4,494.3
07/01 – 07/31/2023	2,871,301	414.78	—	—	2,871,301	3,303.4
08/01 – 08/31/2023	474,226	420.21	—	—	474,226	3,104.1
Total As of August 31, 2023	4,608,962

Amount adjusted (3)	4,184,037				4,184,037
09/01 – 09/30/2023	9,597	571.12	—	—	9,597	3,098.6
10/01 – 10/31/2023	338,949	620.29	—	—	338,949	2,888.4
11/01 – 11/30/2023	84,360	719.60	2,000	7.56	104,360	2,822.3
12/01 – 12/20/2023	3,202,931	880.32	—	—	3,202,931	2.7
Total	7,839,874	637.43	—	—	7,839,874

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.
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

On January 4, 2024, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2024 Plan I”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 6,500 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of February 29, 2024, we finalized the 2024 Plan I having repurchased a total of 6,503,318 shares for the 2024 Plan I, representing approximately 99.91% of the approved program and 0.88% of the share capital.

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
01/04 – 01/31/2024	2,814,888	1,041.44	—	—	2,814,888	3,568.5
02/01 – 02/29/2024	3,401,897	975.27	—	—	3,401,897	250.7
03/01 – 03/4/2024	286,533	853.61	—	—	286,533	6.1
Total	6,503,318	998.55	—	—	6,503,318

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.

On March 20, 2024, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2024 Plan II”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 6,500 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of April 19, 2024, we finalized the 2024 Plan II having repurchased a total of 6,337,939 shares for the 2024 Plan II, representing approximately 99.54% of the approved program and 0.86% of the share capital.

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
03/20 – 03/31/2024	459,000	1,039.49	—	—	459,000	6,022.9
04/01 – 04/20/2024	5,878,939	1,019.37	—	—	5,878,939	30.1
Total	6,337,939	1,020.83	—	—	6,337,939

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.

On July 11, 2024, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2024 Plan III”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 15,000 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of September 11, 2024, we finalized the 2024 Plan III having repurchased a total of 11,541,885 shares for the 2024 Plan III, representing approximately 99.93% of the approved program and 1.56% of the share capital.

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
07/11 – 07/31/2024	4,653,857	1,252.30	—	—	4,653,857	9,172.0
08/01 – 08/31/2024	5,029,398	1,270.67	—	—	5,029,398	2,781.3
09/01 – 09/12/2024	1,858,630	1,490.65	—	—	1,858,630	10.7
Total	11,541,885	1,298.69	—	—	11,541,885

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.

As of June 30, 2024, we own our shares in an amount equal to 3.2% of our capital stock, and as of October 21, 2024, we own our shares in an amount equal to 4.7% of our capital stock.

F. Change in Registrant’s Certifying Accountant

This section is not applicable.

G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, CML and CNV Rules, as well as by our bylaws. We have securities that are registered with the SEC and are NYSE, and are therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

Pursuant to the CML and the CNV Rules, from May 27, 2004, we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the Board of Directors, the majority of which shall be independent pursuant to the criteria established by the CNV. Under CNV’s rules, unless otherwise provided by the bylaws, the Audit Committee shall be appointed by the issuer's board of directors, by a simple majority of its members, from among the members of the body who possess expertise in business, financial, or accounting matters. The requirements for being an Audit Committee member under CNV’s rules are not restricted to financial knowledge as outlined by Section 3030a.07(a). However, our Audit Committee has a financial expert. The committee creates its own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

H. Mine Safety Disclosures

This section is not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

This section is not applicable.

J. Insider Trading Policies

Our code of ethics contains insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management and other employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us, such as periods of prohibition for the purchase or sale of equity securities or their options, and procedures to reduce the risk of insider trading. Our code of ethics is attached as Exhibit 11.1 to this Annual Report.

K. Cybersecurity

Governance

Cybersecurity is one of our strategic priorities. Our information security team defines the strategy, policies, practices, procedures, and organizational structure which we use to identify, analyze, evaluate, measure, mitigate, and monitor cybersecurity risks. We work together with various teams of our organization to conduct continuous analysis of potential failures, and vulnerabilities or risks that may affect our processes and assets.

We believe that information security and critical data governance are important to us. As a result, we have an information security management team led by our Information Security Manager, who has over 20 years of experience in the cybersecurity sector. He has deep knowledge in telecommunications, security awareness, access control, and technological risks. He has participated in information security training programs such as CISM (Certified Information Security Manager) and CISSP (Certified Information Systems Security Professional) and is responsible for evaluating and managing cybersecurity risks. Our information security management team is independent of our IT management and is integrated into our compliance management. This information security management has an individual annual budget, and a strategy which is based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a cybersecurity framework based on the National Institute of Standards and Technology (NIST).

This strategy allows us to identify, protect, detect, respond to, and recover our systems and data from potential threats, and it is under constant evaluation. This strategy also ensures the proper integration of security into business processes, minimizing risks and impacts that could materially affect us or our subsidiaries.

Within this corporate governance model, there are preventive controls and processes that allow us to supervise and monitor our corporate information security strategy and carry out investments and initiatives that enable us to achieve our business objectives.

Cybersecurity

In response to the evolving cyber threats, we have undertaken several projects to improve our security systems. During 2023 and 2024, we carried out actions that allowed us to enhance the maturity level of our control systems based on internationally recognized cybersecurity best practices. Additionally, we identified residual risks, deepened cybersecurity awareness among our employees, implemented security measures on our employees’ user accounts, and established mechanisms for users to report cybersecurity incidents. These actions have enabled better incident management, increased protection against threats, and built an adequate cybersecurity environment for the organization.

In response to the evolution of cyber threats, we have external advisors with over 24 years of experience in the cybersecurity field who provide us with vulnerability assessment services, customized training, and protection recommendations against cyber threats. Additionally, we work with business partners who provide us with advanced tools for early threat detection, allowing us to identify potential cybersecurity risks.

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have the levels of protection and contingency recovery that allow us to be prepared for the constant evolution of cyberattacks. During 2023 and 2024, we have carried out the following actions: (i) we conducted a risk analysis that allows us to identify residual risks to be treated or accepted; (ii) we deepened cybersecurity training for our employees with the aim of distributing simulations, tips, best practices, and knowledge about cybersecurity threats; (iii) we implemented the use of two-factor authentication on our employees’ user accounts to minimize the risk of identity theft and information theft; (iv) we established mechanisms for employees to report cybersecurity incidents for identification, management, containment, and analysis by the incident response team. These actions deepen our commitment to cybersecurity management, increase protection against threats, and build an adequate environment for the organization.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection and blocking tools that allow us to prevent the most frequent cyberattacks, which are related to ransomware (hacking of virtual files), malware, spam, phishing, and executive impersonation (BEC - Business Email Compromise), among others.

Our Information Security Manager provides quarterly reports on cybersecurity to our Audit Committee, which assumes the responsibility for the strategy and oversight of cybersecurity issues. This allows involving senior management, providing knowledge of the status of each action taken, and adjusting the strategy based on the needs and direction of the business.

We have a cybersecurity incident response process to report to our Executive Committee, Audit Committee, and the SEC information about cybersecurity incidents that have had a significant impact on the Company. Our Information Security Manager is responsible for managing and resolving cybersecurity incidents that affect the Company. His main responsibilities include supervising the security detection and alert system, notifying relevant parties about detected incidents, conducting initial assessments of incidents, isolating compromised systems, coordinating recovery efforts with our IT management, investigating cybersecurity incidents, managing internal communication about incidents, and reviewing the effectiveness of implemented corrective and preventive measures.

We also have a Crisis Committee whose responsibilities include managing unforeseen situations that can negatively affect the Company’s operations and assets, coordinating a quick and effective response to a cybersecurity crisis, managing internal and external communication during the crisis, making critical real-time decisions, constantly evaluating the impact of the situation, adjusting decisions, and ensuring compliance with applicable laws and regulations.

Also, our Compliance Manager is responsible for ensuring that the Company complies with all laws, regulations, and standards related to the management of cybersecurity incidents applicable to it, cooperating with regulatory entities, promoting the review and updating of policies and procedures, acting as a spokesperson for the Executive Committee, and keeping the Executive Committee and the Audit Committee informed about the status of the Company’s regulatory and legal compliance.

Additionally, our legal management receives reports on cybersecurity incidents, cooperates in determining the materiality of such incidents, evaluates the severity and scope of such incidents from a legal perspective, reviews contracts with suppliers, evaluates the possibility of potential litigation, and provides legal guidance to the Executive Committee. Similarly, our fraud prevention management participates in the analysis of cybersecurity incidents to identify possible fraudulent activity, collects evidence for legal purposes, monitors suspicious transactions, and cooperates in reporting incidents.

Also, as part of our processes in contracts with suppliers, our company establishes specific contractual provisions to ensure that these partners comply with adequate data protection standards and security measures.

In 2023 and 2024, we have not recorded any significant Information Security events that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition. We are aware of the constant cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect against cybersecurity risks. For more information about these risks, see “Item 3. Key Information — D. Risk Factors - Risks Relating to Our Business -Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-90

Index to Financial Statements (see page F-1).

Item 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(20)	Amended and restated “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
2.1 (1)	Deposit Agreement among us, The Bank of New York Mellon, as Depositary, and the holders from time to time of Global Depositary Receipts issued there under.
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

2.4 (21)

First Supplemental Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of December 30, 2022.

4.1 (2)	Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated June 30, 2004.
4.2 (4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated August 23, 2007.
4.3 (5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4 (6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5 (7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated March 12, 2010.
4.6 (8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated July 11, 2011.
4.7 (9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8 (10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9 (11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, CRESUD and Alto Palermo, dated February 24, 2014.
4.10 (12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.

Exhibit No.	Description of Exhibit
4.11 (13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12 (14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13 (15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14 (16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15 (17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2020.
4.16 (19)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2021.
4.17 (20)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 12, 2022.
4.18 (20)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 14, 2023.
4.19	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
8.1	List of Subsidiaries.
11.1 (3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Incentive Compensation Clawback Policy.
99.1	Consent of independent appraiser Newmark.
99.2	Summary of investment properties by type as of June 30, 2024 (in accordance with Regulation S-X 12-28 (1)).

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 16, 2020.
(18)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on May 26, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2021.
(20)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2022.
(21)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: October 22, 2024	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2024, including the related notes and the summary of investment properties by type as of June 30, 2024 listed in the index appearing under Item 19 (Exhibit No 99.2)  (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 38.94% of the Company’s AR$ 1,702,757 million in investment properties at June 30, 2024. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining Weighted Average Cost of Capital (“WACC”) discount rates and future projected income based on estimates of macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

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

/s/ PRICE WATERHOUSE & Co. S.R.L
(Partner)
/s/ Carlos Javier Brondo
Buenos Aires, Argentina October 22, 2024

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CAMSA	Consultores Assets Management S.A.
CCL	Cash settlement
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
ERSA	Emprendimiento Recoleta S.A.
FACPCE	Argentine Federation of Accountant
Fibesa	Fibesa S.A.U.
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A. (former TGLT S.A.)
CPCCN	Civil and Commercial Procedural Code of Argentina
IAS	International Accounting Standards
IASB	International Accounting Interpretations Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
MEP	Electronic Payment Market
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
PAMSA	Panamerican Mall S.A.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Tandanor	Tandanor S.A.C.I.y N.
USA	United States of America
UVA	Units of purchasing power

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Financial Position

as of June 30, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2024	06.30.2023
ASSETS
Non-current assets
Investment properties	9	1,702,757	2,117,756
Property, plant and equipment	10	36,558	37,703
Trading properties	11,25	19,533	22,422
Intangible assets	12	64,591	29,518
Right-of-use assets	13	10,677	10,904
Investments in associates and joint ventures	8	129,373	137,737
Deferred income tax assets	21	6,095	3,195
Income tax credit		11	78
Trade and other receivables	14,15	34,197	16,485
Investments in financial assets	14	10,192	7,141
Derivative financial instruments	14	57	-
Total non-current assets		2,014,041	2,382,939
Current assets
Trading properties	11,25	411	535
Inventories	25	1,080	1,230
Income tax credit		1,075	2,708
Trade and other receivables	14,15	76,198	96,133
Investments in financial assets	14	120,663	127,851
Cash and cash equivalents	14	28,297	32,453
Total current assets		227,724	260,910
TOTAL ASSETS		2,241,765	2,643,849
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,078,645	1,355,879
Non-controlling interest		73,792	82,965
TOTAL SHAREHOLDERS’ EQUITY		1,152,437	1,438,844
LIABILITIES
Non-current liabilities
Borrowings	14,20	185,349	250,129
Lease liabilities	13	9,057	9,821
Deferred income tax liabilities	21	560,561	621,387
Trade and other payables	14,18	38,317	36,551
Provisions	19	21,019	21,991
Salaries and social security liabilities		112	334
Total non-current liabilities		814,415	940,213
Current liabilities
Borrowings	14,20	181,405	150,904
Lease liabilities	13	1,892	1,388
Trade and other payables	14,18	72,687	95,126
Income tax liabilities		6,696	3,912
Provisions	19	3,684	3,136
Derivative financial instruments	14	4	22
Salaries and social security liabilities		8,545	10,304
Total current liabilities		274,913	264,792
TOTAL LIABILITIES		1,089,328	1,205,005
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,241,765	2,643,849

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2024		06.30.2023	06.30.2022
Revenues	23	328,546		331,721	256,980
Costs	24,25	(109,241)		(114,445)	(97,040)
Gross profit		219,305		217,276	159,940
Net (loss) / gain from fair value adjustment of investment properties	9	(350,591)		(182,590)	109,329
General and administrative expenses	24	(51,032)		(71,772)	(42,268)
Selling expenses	24	(17,358)		(16,759)	(17,915)
Other operating results, net	26	(4,768)		(26,733)	488
(Loss) / profit from operations		(204,444)		(80,578)	209,574
Share of profit / (loss) of associates and joint ventures	8	34,037		9,740	(2,840)
(Loss) / profit before financial results and income tax		(170,407)		(70,838)	206,734
Finance income	27	33,890		3,064	3,707
Finance costs	27	(49,046)		(51,554)	(73,631)
Other financial results	27	105,737		52,997	142,506
Inflation adjustment	27	(313)		53,215	22,338
Financial results, net		90,268		57,722	94,920
(Loss) / profit before income tax		(80,139)		(13,116)	301,654
Income tax expense	21	46,336		239,702	(22,183)
(Loss) / profit for the year		(33,803)		226,586	279,471
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(3,816)		(3,788)	(4,293)
Revaluation (deficit) / surplus		-		(988)	2,888
Total other comprehensive loss for the year		(3,816)		(4,776)	(1,405)
Total comprehensive (loss) / income for the year		(37,619)		221,810	278,066

(Loss) / profit for the year attributable to:
Equity holders of the parent		(29,126)		223,825	276,741
Non-controlling interest		(4,677)		2,761	2,730

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(32,743)		218,965	275,312
Non-controlling interest		(4,876)		2,845	2,754

(Loss) / profit per share attributable to equity holders of the parent: (ii)
Basic		(39.25)		299.23	365.58
Diluted		(39.25	)(iii)	272.96	339.14

The accompanying notes are an integral part of these Consolidated Financial Statements.

(i)	The components of other comprehensive (loss) / income do not generate an impact on income tax.
(ii)	See note 28 to these Consolidated Financial Statements.
(iii)	Given that the result for the year showed losses, there is no diluted effect of such result.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue (iv)	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	326,263	23,281	475,634	1,865	37,285	185,471	43,711	255,005	1,355,879	82,965	1,438,844
Net loss for the year	-	-	-	-	-	-	-	-	-	-	(29,126)	(29,126)	(4,677)	(33,803)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(3,617)	-	(3,617)	(199)	(3,816)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(3,617)	(29,126)	(32,743)	(4,876)	(37,619)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	10,654	-	39,575	(50,229)	-	-	-
Repurchase of treasury shares (iii)	(297)	-	297	-	-	-	-	-	-	(26,711)	-	(26,711)	-	(26,711)
Warrants exercise (ii)	51	-	-	8	(1,180)	2,753	-	-	-	-	-	1,632	-	1,632
Issuance of shares	6,678	(6,553)	(125)	-	-	-	(12,075)	-	-	12,075	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	96	96
Dividend distribution (iv)	-	-	-	-	-	-	-	-	-	(57,517)	(162,847)	(220,364)	(4,438)	(224,802)
Reserve for share-based payments	1	-	(1)	-	-	-	(96)	-	-	96	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(45)	-	(45)	45	-
Incorporation of treasury shares (iv)	(51)	-	51	-	-	-	-	-	-	-	-	-	-	-
Reimbursement of prescribed dividends (iv)	-	-	-	-	-	-	-	-	-	-	997	997	-	997
Balance as of June 30, 2024	7,181	-	234	326,271	22,101	478,387	(10,306)	47,939	185,471	7,567	13,800	1,078,645	73,792	1,152,437

(i)	Includes ARS 34 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	As of June 30, 2024, the remaining warrants to exercise amount to 75,668,184. See Notes 17 and 33 to these Consolidated Financial Statements.
(iii)

Related to the Shares Buyback Programs approved by the Board of Directors on June 15, 2023, January 4, 2024 and March 20, 2024. As of June 30, 2024 the Company has repurchased 20,681,131 shares. See Note 17 to these Consolidated Financial Statements.

(iv)	See Note 17 to these Consolidated Financial Statements.
(v)	Group’s other reserves for the year ended June 30, 2024 were as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(12,347)	33,382	702	115,593	(93,619)	43,711
Other comprehensive loss for the year	-	-	(3,617)	-	-	(3,617)
Total comprehensive loss for the year	-	-	(3,617)	-	-	(3,617)
Assignment of results according to Shareholders´ Meeting	-	39,575	-	-	-	39,575
Dividend distribution	-	-	-	(57,517)	-	(57,517)
Repurchase of treasury shares	(26,711)	-	-	-	-	(26,711)
Issuance of shares	12,075	-	-	-	-	12,075
Reserve for share-based payments	99	-	-	-	(3)	96
Changes in non-controlling interest	-	-	-	-	(45)	(45)
Balance as of June 30, 2024	(26,884)	72,957	(2,915)	58,076	(93,667)	7,567

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	-	6	280,334	23,352	527,934	1,947	24,965	185,471	(50,075)	277,582	1,272,321	87,103	1,359,424
Net profit for the year	-	-	-	-	-	-	-	-	-	-	223,825	223,825	2,761	226,586
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	(4,860)	-	(4,860)	84	(4,776)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	(4,860)	223,825	218,965	2,845	221,810
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	12,320	-	205,586	(217,906)	-	-	-
Repurchase of treasury shares	(6)	-	6	-	-	-	-	-	-	(6,479)	-	(6,479)	-	(6,479)
Warrants exercise	-	-	-	-	(71)	182	-	-	-	-	-	111	-	111
Issuance of shares	-	6,553	-	45,929	-	(52,482)	-	-	-	-	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	7	7
Dividend distribution	-	-	-	-	-	-	-	-	-	(100,714)	(28,496)	(129,210)	(7,165)	(136,375)
Reserve for share-based payments	-	-	-	-	-	-	(82)	-	-	82	-	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	-	539	-	539	19	558
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(368)	-	(368)	156	(212)
Balance as of June 30, 2023	799	6,553	12	326,263	23,281	475,634	1,865	37,285	185,471	43,711	255,005	1,355,879	82,965	1,438,844

(i)	Includes ARS 26 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2023 were as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(5,957)	33,382	4,035	10,721	(92,256)	(50,075)
Other comprehensive loss for the year	-	-	(3,872)	-	(988)	(4,860)
Total comprehensive loss for the year	-	-	(3,872)	-	(988)	(4,860)
Assignment of results according to Shareholders´ Meeting	-	-	-	205,586	-	205,586
Repurchase of treasury shares	(6,479)	-	-	-	-	(6,479)
Dividend distribution	-	-	-	(100,714)	-	(100,714)
Reserve for share-based payments	89	-	-	-	(7)	82
Other changes in equity	-	-	539	-	-	539
Changes in non-controlling interest	-	-	-	-	(368)	(368)
Balance as of June 30, 2023	(12,347)	33,382	702	115,593	(93,619)	43,711

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2024, 2023 and 2022

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2021	657	2	278,825	23,367	316,653	1,947	21,049	185,471	358,491	(374,352)	812,110	274,401	1,086,511
Net profit for the year	-	-	-	-	-	-	-	-	-	276,741	276,741	2,730	279,471
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(1,429)	-	(1,429)	24	(1,405)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(1,429)	276,741	275,312	2,754	278,066
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(403,132)	403,132	-	-	-
Repurchase of treasury shares	(4)	4	-	-	-	-	-	-	(2,604)	-	(2,604)	-	(2,604)
Warrants exercise	-	-	-	(15)	48	-	-	-	-	-	33	-	33
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	346	346
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(1,416)	(1,416)
Incorporated by merger	152	-	1,509	-	211,233	-	3,916	-	(1,401)	(27,939)	187,470	(188,982)	(1,512)
Balance as of June 30, 2022	805	6	280,334	23,352	527,934	1,947	24,965	185,471	(50,075)	277,582	1,272,321	87,103	1,359,424

(i)	Includes ARS 4 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2022 were as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2021	(3,353)	33,382	8,504	413,853	(93,895)	358,491
Other comprehensive (loss) / income for the year	-	-	(4,317)	-	2,888	(1,429)
Total comprehensive (loss) / income for the year	-	-	(4,317)	-	2,888	(1,429)
Assignment of results according to Shareholders´ Meeting	-	-	-	(403,132)	-	(403,132)
Repurchase of treasury shares	(2,604)	-	-	-	-	(2,604)
Incorporated by merger	-	-	(152)	-	(1,249)	(1,401)
Balance as of June 30, 2022	(5,957)	33,382	4,035	10,721	(92,256)	(50,075)

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2024, 2023 and 2022

 (All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2024	06.30.2023	06.30.2022
Operating activities:
Net cash generated from operating activities before income tax paid	16	111,250	146,338	105,477
Income tax paid		(7,745)	(10,752)	(3,942)
Net cash generated from operating activities		103,505	135,586	101,535
Investing activities:
Contributions and issuance of capital in associates and joint ventures		-	(88)	(999)
Acquisition and improvements of investment properties		(12,879)	(21,935)	(49,131)
Contributions and issuance of capital in associates and joint ventures pending of subscription		-	(168)	(457)
Proceeds from sales of investment properties		46,437	84,129	208,060
Acquisitions and improvements of property, plant and equipment		(3,327)	(2,946)	(2,682)
Proceeds from sales of property, plant and equipment		10	9,017	33
Acquisitions of intangible assets		(729)	(531)	(520)
Dividends collected from associates and joint ventures		11,295	1,185	28,723
Proceeds from sales of interest held in associates and joint ventures		23,781	-	-
Proceeds from loans granted		-	7	3,630
Proceeds / (payments) from derivative financial instruments		1,432	85	(617)
Acquisitions of investments in financial assets		(380,808)	(134,635)	(183,183)
Proceeds from disposal of investments in financial assets		385,831	162,815	84,107
Interest received from financial assets		10,545	1,305	2,701
Proceeds from loans granted to related parties		1,885	-	-
Increase of loans granted to related parties		(223)	-	-
Net cash generated from investing activities		83,250	98,240	89,665
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		112,952	142,890	73,117
Payment of borrowings and non-convertible notes		(102,065)	(249,731)	(87,510)
Obtaining / (payments) of short term loans, net		38,626	(5,358)	(8,003)
Interests paid		(61,327)	(48,659)	(65,563)
Repurchase of non-convertible notes		(1,150)	(13,914)	(13,825)
Capital contributions from non-controlling interest in subsidiaries		96	-	320
Loans received from associates and joint ventures, net		-	-	193
Payment of borrowings to related parties		-	(104)	(3,853)
Dividends paid		(152,418)	(119,945)	(1,449)
Warrants exercise		1,632	111	33
Payment of lease liabilities		(573)	(212)	(290)
Repurchase of treasury shares		(26,711)	(6,479)	(2,604)
Net cash used in financing activities		(190,938)	(301,401)	(109,434)
Net (decrease) / increase in cash and cash equivalents		(4,183)	(67,575)	81,766
Cash and cash equivalents at the beginning of the year	14	32,453	102,330	25,364
Inflation adjustment of cash and cash equivalents		(10,872)	(4,440)	(3,191)
Foreign exchange gain / (loss) on cash and cash equivalents and unrealized fair value result for cash equivalents		10,899	2,138	(1,609)
Cash and cash equivalents at end of the year	14	28,297	32,453	102,330

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

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on October 22, 2024.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.89% interest in Banco Hipotecario S.A. (BHSA) (see note 8), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Paseo Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 5 office buildings portfolio and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2. Summary of significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statement

(a) Basis of preparation

The CNV, through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the FACPCE, which adopt the IFRS Accounting Standards issued by the IASB, for entities included in the public offering regime, either by their capital or their negotiable obligations, or those that have requested authorization to be included in the aforementioned regime.

The application of these standards is mandatory for the Company, starting from the fiscal year beginning on July 1, 2012.

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The financial statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2024. Although the Group's consolidated working capital as of June 30, 2024, was negative by ARS 47,189, the Company’s Board of Directors made its assessment and concluded positively, as it considers that the normal course of business will generate the necessary liquidity, and it also has several financial tools and the possibility of selling part of its properties, including those classified at the end of the fiscal year as Investment Properties, to meet its short-term obligations.

IRSA Inversiones y Representaciones Sociedad Anónima

Additionally, some additional matters required by the General Companies Law and/or CNV regulations were included, among them, the supplementary information provided in the last paragraph of article 1, chapter III, title IV, of CNV General Resolution No. 622/13. This information is included in notes to these financial statements, as permitted by IFRS Accounting Standards.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the CNV ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2024 according to IAS 29.

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

-	Translation difference was restated in current terms.
-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves were restated from the initial application.

The inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Since January 2017, the National Consumer Price Index (National CPI) will be considered. The table below show the evolution of these indexes in the last two fiscal years and as of June 30, 2024 according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

Annual price variation	June 30, 2022	June 30, 2023	June 30, 2024	Cumulative as of June 30, 2024 (3 years)
	64%	116%	272%	1,213%

As a consequence of the aforementioned, these Consolidated Financial Statements as of June 30, 2024 were restated in accordance with IAS 29.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

06-30-2024
Definition of accounting estimates - Amendments to IAS 8.

The amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current exercise.

06-30-2024
Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

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

** The amendments must be applied immediately, subject to any local endorsement process, and retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. However, the disclosures about the known or reasonably estimable exposure to Pillar Two income taxes are only required for annual reporting periods beginning on or after 1 January 2023 and do not need to be made in interim financial reports for interim periods ending on or before 31 December 2023.

Immediately, except for certain disclosures as noted on the left **

The adoption of these amendment has not had a material impact for the Group.

Standards and amendments not yet adopted by the Group:

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current.

Annual periods beginning on or after 1st January 2024.

IRSA Inversiones y Representaciones Sociedad Anónima

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalised narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognising any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate.

Annual periods beginning on or after 1st January 2024.
Supplier finance arrangements amendments – amendments to IAS 7 and IFRS 7

The amendments were prepared to respond to requests from investors regarding the need to have more information regarding financing agreements with suppliers, in order to be able to evaluate how these agreements affect liabilities, cash flows and the liquidity risk of an entity. New disclosures must be included in the financial statements, such as the terms and conditions of said agreements, as well as the recorded values of the liabilities, and ranges of payment due dates applicable to the liabilities that are under the Payment Agreement scheme. financing with suppliers, as well as for comparable commercial accounts that are not part of such agreements.

Annual periods beginning on or after 1st January 2024.
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

In December 2015, the IASB decided to defer the application date of this amendment until such time as the IASB has finalized its research project on the equity method
Amendments to IAS 21 - Lack of Exchangeability

The amendments to IAS 21, issued in August 2023, have been prepared to respond to concerns about diversity in practice when accounting for the lack of interchangeability between currencies. The amendments will assist businesses and investors by addressing an issue that was not previously covered in the accounting requirements for the effects of changes in exchange rates.

An entity shall apply such amendments for annual reporting periods beginning on or after January 1, 2025. Early application is permitted, although it has not been approved by the CNV as of the date of issuance of these Financial Statements. If an entity applies the modifications for a prior period, it shall disclose that fact.

IRSA Inversiones y Representaciones Sociedad Anónima

IFRS 18 Presentation and Disclosure in Financial Statements	This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:		Annual periods beginning on or after 1st January 2027
	•	the structure of the statement of profit or loss;
•

required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

	•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

A subsidiary is eligible if:

Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Financial Statements.
	•	it does not have public accountability; and
	•	it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Management is evaluating the impact that these new standards and amendments will have for the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or amendments issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2024	06.30.2023	06.30.2022

IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A. (4)	Uruguay	Investment	-	-	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1) (2)	Argentina	Investment	-	50.00%	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%	100.00%	100.00%
We Are Appa S.A.	Argentina	Design and software development	98.67%	98.67%	93.63%
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00%	-	-
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	-	-
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.63%	99.59%	99.50%
Real Estate Development LLC	USA	Investment	100.00%	-	-
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A. (4)	Uruguay	Investment	-	-	100.00%
Liveck S.A. (3)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII) (4)	Bermuda’s	Investment	-	-	100.00%
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers its majority of votes in the decision-making process.

(2)	Liquidated in September 2023.
(3)	Includes Tyrus’ and IRSA’s equity interests.
(4)	Liquidated in October 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

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

(d) Associates and joint arrangements

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and less than 50% of the voting rights. Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

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

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates or joint ventures. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates or joint venture and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures" in the Consolidated Statement of Income and Other Comprehensive Income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Generally, the fair value of office buildings and land reserves is based on comparable active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset, among others (Level 2).

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

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Consolidated Statement of Income and Other Comprehensive Income in the line “Net (loss) / gain from fair value adjustment of investment properties”.

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

The Group also has some hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

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

The remaining useful life as of June 30, 2024 is as follows:

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

A Group company is the lessee:

The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments (the rate used by the Group is between 10.12% and 12.82%). Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

The cost of consumable supplies, materials and other assets is determined using the weighted average cost method and the cost of the remaining inventories is priced under the first in, first out (FIFO) method.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.15. Trade and other payables

Trade and other payables payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

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

2.19. Current income tax and deferred income tax

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is adjusted by the Consumer Price Index (CPI) in Argentina.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the control has been transferred to the buyer. This normally takes place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

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

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received, and it will be recognized in the statement of income and other comprehensive income depending on the specific category in which the exchanged asset is classified. If the asset falls under the Investment properties category, the revenue will be recognized under the line 'Net gain from fair value adjustment of investment properties.' However, if the asset is classified as Trading properties, the revenue will be recognized as operating income from the sale of trading properties. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. This right is initially recognized at cost (this being the fair value of the land transferred) as an intangible asset in the statement of financial position denominated “Future units to be received from barters”. Said intangible asset is not adjusted in subsequent years unless it is impaired.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.25. Comparability of information

The balances as of June 30, 2023 and 2022 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1.

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

4. Acquisitions and disposals

Significant acquisitions and disposals for the for the fiscal year ended June 30, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements as of June 30, 2023.

A) “Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 652/664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 0.75 million through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

-	USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 0.25 million, the first due 24 months from the signing of the deed, with an annual interest of 5%;

-	USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

B) “261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) (see note 9) 6.3 million, which had already been paid in ARS.

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) (see note 9) 14.9 million, all of which were paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 square meters, in addition to parking spaces and other complementary spaces.

C) Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

D) Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (VAM), a subsidiary of Liveck L.T.D., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6.8 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. The operation resulted in a profit of USD 1 million.

E) Ezpeleta land plot Barter Agreement

On December 7, 2023, IRSA signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of said project.

Additionally, IRSA received the sum of ARS 62.3 million in cash as part of the consideration.

The amounts are expressed in the currency of the transaction date.

F) Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the capital share, for a total of ARS 25.5 million.

Additionally, during the first quarter of 2024, IRSA sold 5,017,588 common-shares of GCDI, equivalent to 0.55% of the capital share, for a total of ARS 165 million.

The amounts are expressed in the currency of the transaction date.

G) Del Plata Building Trust

On November 10, 2023, IRSA executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces and in which the Company will have the character of money trustor and developer. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

IRSA Inversiones y Representaciones Sociedad Anónima

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023.

The trust underlying project has approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508). On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 which suspended the effects of the tax benefits granted to the Trust, which are vested rights of the Trust. In order to preserve its rights, on July 17, 2024, the Trust filed an administrative appeal against such measure in order to have it revoked and restore the suspended tax benefits. The appeal is still pending, and no decision has yet been rendered.

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

As of June 30, 2024 and 2023, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 198,984 and ARS 234,650, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2024 and 2023 for an amount of ARS 19,898 (loss) and ARS 23,465 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2024 and 2023, the Group has future contracts pending for an amount of ARS 4 (liability) and ARS 22 (liability), respectively.

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

As of June 30, 2024 and 2023, 87.6% and 97.8% of the Group’s long-term financial loans have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2024 and 2023.

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2024 and 2023 in the amount of ARS 454 and ARS 87, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Other price risks

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statement of Financial Position as “Investments in financial assets”. The Group regularly reviews the price evolution of these equity securities in order to identify significant movements.

As of June 30, 2024 and 2023 the total value of Group’s investments in shares of public companies amounts to ARS 17,561 and ARS 18,747, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2024, of ARS 1,756 (ARS 1,875 in 2023). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income and Other Comprehensive Income.

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.66% and 98.83% of the Group’s total trade receivables of the operations center as of June 30, 2024 and 2023, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 5.34% and 1.17% of the Group’s total trade receivables as of June 30, 2024 and 2023, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	36,222	466	11	-	-	36,699
Borrowings	181,405	114,324	25,588	45,437	-	366,754
Finance leases obligations	1,234	1,300	1,366	1,433	13,663	18,996
Derivative Financial Instruments	4	-	-	-	-	4
Total	218,865	116,090	26,965	46,870	13,663	422,453

	06.30.2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	58,668	1,616	1,330	992	1,338	63,944
Borrowings	150,904	101,609	77,680	26,100	44,740	401,033
Finance leases obligations	1,044	1,081	1,226	1,178	15,381	19,910
Derivative Financial Instruments	22	-	-	-	-	22
Total	210,638	104,306	80,236	28,270	61,459	484,909

See Note 20 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

IRSA Inversiones y Representaciones Sociedad Anónima

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

	06.30.2024	06.30.2023
Gearing ratio (i)	25.37%	22.83%
Debt ratio (ii)	20.23%	18.19%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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

IRSA Inversiones y Representaciones Sociedad Anónima

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS Accounting Standards used for the preparation of the Consolidated Financial Statements, except for the following:

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

•

Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“CPF”) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and CPF and recoverable expenses).

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

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statement of Income and Other Comprehensive Income for the years ended June 30, 2024, 2023 and 2022:

	06.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	270,550	(1,453)	59,449	-	328,546
Costs	(48,766)	161	(60,636)	-	(109,241)
Gross profit / (loss)	221,784	(1,292)	(1,187)	-	219,305
Net loss from fair value adjustment of investment properties	(350,955)	364	-	-	(350,591)
General and administrative expenses	(51,179)	173	-	(26)	(51,032)
Selling expenses	(17,491)	133	-	-	(17,358)
Other operating results, net	(5,192)	(21)	419	26	(4,768)
(Loss) / profit from operations	(203,033)	(643)	(768)	-	(204,444)
Share of profit of associates and joint ventures	33,760	277	-	-	34,037
Segment (loss) / profit	(169,273)	(366)	(768)	-	(170,407)
Reportable assets	1,945,139	431	-	296,195	2,241,765
Reportable liabilities (i)	-	-	-	(1,089,328)	(1,089,328)
Net reportable assets	1,945,139	431	-	(793,133)	1,152,437

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	268,627	(1,687)	64,781	-	331,721
Costs	(49,231)	736	(65,950)	-	(114,445)
Gross profit / (loss)	219,396	(951)	(1,169)	-	217,276
Net loss from fair value adjustment of investment properties	(190,149)	7,559	-	-	(182,590)
General and administrative expenses	(72,215)	250	-	193	(71,772)
Selling expenses	(16,860)	101	-	-	(16,759)
Other operating results, net	(27,061)	(93)	614	(193)	(26,733)
Loss from operations	(86,889)	6,866	(555)	-	(80,578)
Share of profit / (loss) of associates and joint ventures	14,449	(4,709)	-	-	9,740
Segment loss	(72,440)	2,157	(555)	-	(70,838)
Reportable assets	2,359,221	(13,329)	-	297,957	2,643,849
Reportable liabilities (i)	-	-	-	(1,205,005)	(1,205,005)
Net reportable assets	2,359,221	(13,329)	-	(907,048)	1,438,844

	06.30.2022
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	204,987	(1,860)	53,853	-	256,980
Costs	(42,714)	729	(55,055)	-	(97,040)
Gross profit / (loss)	162,273	(1,131)	(1,202)	-	159,940
Net gain / (loss) from fair value adjustment of investment properties	98,741	10,588	-	-	109,329
General and administrative expenses	(42,666)	214	-	184	(42,268)
Selling expenses	(17,958)	43	-	-	(17,915)
Other operating results, net	225	-	447	(184)	488
Profit / (loss) from operations	200,615	9,714	(755)	-	209,574
Share of profit / (loss) of associates and joint ventures	3,732	(6,572)	-	-	(2,840)
Segment profit / (loss)	204,347	3,142	(755)	-	206,734
Reportable assets	2,609,775	(15,530)	-	391,614	2,985,859
Reportable liabilities (i)	-	-	-	(1,626,434)	(1,626,434)
Net reportable assets	2,609,775	(15,530)	-	(1,234,820)	1,359,425

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 15, ARS 4 and ARS 63, as of June 30, 2024, 2023 and 2022, respectively.

(i)	The CODM centers the review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of Group business for the fiscal years ended June 30, 2024, 2023 and 2022:

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	179,650	16,243	9,246	61,569	3,842	270,550
Costs	(10,714)	(1,182)	(5,344)	(28,814)	(2,712)	(48,766)
Gross profit	168,936	15,061	3,902	32,755	1,130	221,784
Net loss from fair value adjustment of investment properties	(14,936)	(69,585)	(266,145)	-	(289)	(350,955)
General and administrative expenses	(21,608)	(1,788)	(8,810)	(9,342)	(9,631)	(51,179)
Selling expenses	(9,007)	(180)	(3,236)	(4,205)	(863)	(17,491)
Other operating results, net	(2,840)	(63)	(1,983)	(1,131)	825	(5,192)
Profit / (loss) from operations	120,545	(56,555)	(276,272)	18,077	(8,828)	(203,033)
Share of profit of associates and joint ventures	-	-	-	-	33,760	33,760
Segment profit / (loss)	120,545	(56,555)	(276,272)	18,077	24,932	(169,273)

Investment properties and trading properties	690,300	303,571	730,885	-	2,261	1,727,017
Investment in associates and joint ventures	-	-	-	-	124,373	124,373
Other operating assets	2,450	324	54,177	31,673	5,125	93,749
Reportable assets	692,750	303,895	785,062	31,673	131,759	1,945,139

(i)	Includes the result for the investment in GCDI and BHSA for ARS (5,444) and ARS 29,251 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding to the segments, ARS 263,826 originated in Argentina, and ARS 6,724 in other countries, principally in Uruguay for ARS 6,651 and USA for ARS 73. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 1,934,648 are located in Argentina and ARS 10,491 in other countries, principally in the USA for ARS 1,754 and Uruguay for ARS 8,669.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	176,246	17,031	16,280	55,596	3,474	268,627
Costs	(11,937)	(1,408)	(4,952)	(28,162)	(2,772)	(49,231)
Gross profit	164,309	15,623	11,328	27,434	702	219,396
Net loss from fair value adjustment of investment properties	(41,496)	(16,890)	(131,343)	-	(420)	(190,149)
General and administrative expenses	(24,826)	(2,768)	(9,511)	(12,168)	(22,942)	(72,215)
Selling expenses	(8,055)	(383)	(4,172)	(3,819)	(431)	(16,860)
Other operating results, net	(2,173)	(256)	(3,284)	(531)	(20,817)	(27,061)
Profit / (loss) from operations	87,759	(4,674)	(136,982)	10,916	(43,908)	(86,889)
Share of profit of associates and joint ventures	-	-	-	-	14,449	14,449
Segment profit / (loss)	87,759	(4,674)	(136,982)	10,916	(29,459)	(72,440)

Investment properties and trading properties	694,077	447,627	1,039,618	-	2,986	2,184,308
Investment in associates and joint ventures	-	-	-	-	106,622	106,622
Other operating assets	2,459	398	27,341	32,632	5,461	68,291
Reportable assets	696,536	448,025	1,066,959	32,632	115,069	2,359,221

(ii)	Includes the result for the investment in GCDI and BHSA for ARS 512 and ARS 11,454 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 259,200 originated in Argentina and ARS 9,427 in other countries, principally in Uruguay for ARS 9,346 and USA for ARS 81. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 2,345,137 are located in Argentina and ARS 14,084 in other countries, principally in the USA for ARS 1,961 and Uruguay for ARS 12,051.

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	138,836	24,357	5,975	34,441	1,378	204,987
Costs	(11,974)	(2,347)	(4,653)	(19,671)	(4,069)	(42,714)
Gross profit / (loss)	126,862	22,010	1,322	14,770	(2,691)	162,273
Net gain / (loss) from fair value adjustment of investment properties	4,429	(43,179)	137,010	-	481	98,741
General and administrative expenses	(22,923)	(2,731)	(8,474)	(5,847)	(2,691)	(42,666)
Selling expenses	(6,784)	(625)	(7,385)	(2,723)	(441)	(17,958)
Other operating results, net	(1,137)	(184)	(384)	(473)	2,403	225
Profit / (loss) from operations	100,447	(24,709)	122,089	5,727	(2,939)	200,615
Share of profit of associates and joint ventures	-	-	-	-	3,732	3,732
Segment profit / (loss)	100,447	(24,709)	122,089	5,727	793	204,347

Investment properties and trading properties	735,027	546,221	1,141,435	-	3,443	2,426,126
Investment in associates and joint ventures	-	-	-	-	92,733	92,733
Other operating assets	2,394	20,320	23,900	33,505	10,797	90,916
Reportable assets	737,421	566,541	1,165,335	33,505	106,973	2,609,775

(iii)	Includes the result for the investment in GCDI and BHSA for ARS (5,710) and ARS 6,992 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 204,872 are originated in Argentina and ARS 115 are originated in the USA. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 2,594,267 are located in Argentina and ARS 15,508 in other countries, principally in the USA for ARS 2,370 and Uruguay for ARS 13,056.

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

Arcos del Gourmet (“Arcos” or “AGSA”)

ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS (CAF 030002/2015)

(i): This process was initiated on June 18, 2015, by AGSA to raise the nullity of the revocation of the contract for the readjustment of the use and exploitation concession, established by Resolution No. 170/2014 by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish). Evidence was produced, and arguments were presented.

On August 24, 2022, the Court rejected the lawsuit filed by Arcos del Gourmet SA, with costs. On August 26, 2022, Arcos del Gourmet S.A. appealed the final judgment issued in the case. On September 19, 2023, Chamber V of the Federal Administrative Litigation Court issued a judgment rejecting the appeal filed by Arcos del Gourmet SA.

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

IRSA Inversiones y Representaciones Sociedad Anónima

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred.

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). As a consequence of the precautionary measure obtained on June 28, 2019, the eviction process remained suspended. On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. As a result of the opinion, Chamber V ordered the transfer of the case to judgment. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that this appeal has reasonable prospects of success, as there is federal subject matter to enable the intervention of the Supreme Court.

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. Our legal advisors are analyzing the procedural steps to follow.

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

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interests	% of ownership interest held by controlling interests	Book value of controlling interests
06.30.2024	25,610	332,773	9,566	78,020	270,797	20.00%	54,160	80.00%	216,637
06.30.2023	8,040	419,625	5,435	104,086	318,144	20.00%	63,628	80.00%	254,516

	Revenues	Comprehensive loss for the year	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
06.30.2024	34,318	(45,970)	18,722	(22,622)	3,450	(450)	(276)
06.30.2023	34,468	(22,662)	15,321	(3,246)	(11,496)	579	(657)

The non-controlling interests of the remaining subsidiaries summarize ARS 19,632 and ARS 19,337 as of June 30, 2024 and 2023, respectively. None of these subsidiaries has a non-controlling interest that individually is considered significant for the Group.

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2024 and 2023 were as follows:

	06.30.2024	06.30.2023
Beginning of the year	137,733	129,162
Sale of interest in associates and joint ventures (i)	(26,195)	-
Capital contributions (Note 30)	-	203
Share of profit	34,037	9,740
Currency translation adjustment	(82)	(187)
Dividends (Note 30)	(16,135)	(1,185)
End of the year (i)	129,358	137,733

(i)	As of June 30, 2024, corresponds to the sale of interest in Quality Invest S.A., GCDI S.A. and Banco Hipotecario S.A.
(ii)	Includes ARS (15) and ARS (4) reflecting interests in companies with negative equity as of June 30, 2024 and 2023, respectively, which are disclosed in “Provisions” (see Note 19)

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2024 and 2023, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2024, 2023 and 2022:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	06.30.2024	06.30.2023	06.30.2022	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2022
Associates and joint ventures
New Lipstick	49.96%	49.96%	49.96%	1,080	903	(31)	(245)	554
BHSA (1)	29.89%	29.91%	29.91%	103,790	88,862	29,251	11,454	6,992
BACS (2)	56.34%	56.35%	56.35%	7,598	5,227	2,372	(436)	(665)
Nuevo Puerto Santa Fe	50.00%	50.00%	50.00%	4,450	4,600	292	423	1,449
Quality (3)	-	50.00%	50.00%	-	25,961	-	(5,142)	(7,869)
La Rural SA	50.00%	50.00%	50.00%	10,618	4,510	7,562	2,619	(338)
GCDI (4)	27.39%	27.82%	27.82%	1,286	7,116	(5,679)	603	(5,792)
Other joint ventures	N/A	N/A	N/A	536	554	188	277	(955)
Total associates and joint ventures				129,358	137,733	33,955	9,553	(6,624)

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Latest financial statements issued
					Share capital (nominal value)		(Loss) / profit for the year		Shareholders equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(3)	(*)	(47)
BHSA (1)	Argentina	Financial	448,345,794	(**)	1,500	(**)	97,803	(**)	338,752
BACS (2)	Argentina	Financiera	33,125,751	(**)	88	(**)	6,288	(**)	20,143
Nuevo Puerto Santa Fe	Argentina	Inmobiliaria	138,750		28		585		8,486
La Rural SA	Argentina	Organization of events	714,998		1		15,591		20,891
GCDI (4)	Argentina	Real estate	250,729,447		915		(20,057)		4,788

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is 419.11 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.

(2)	BHSA owns a 62.28% stake in BACS.
(3)	The interest held in Quality was sold on August 31, 2023. See Note 4 to these Financial Statements.
(4)	See Note 4 to these Financial Statements.
(*)	Amounts in millions of US Dollars under US GAAP.
(**)	Information as of June 30, 2024 according to IFRS.

GCDI:

During the fiscal year ended at June 30, 2020, GCDI and the Company entered into a recapitalization agreement, based on which IRSA increased its holding in GCDI reason why it began to be considered an associate company.

During the fiscal year ended at June 30, 2021, GCDI yielded significant losses and its business was affected by different factors related to the context in which it finds itself. Therefore, the Company decided to re-evaluate the recoverability of this asset.

For this reason and considering that the facts are public and have been openly communicated to the market, a test is carried out comparing the market value and the book value, valuing the investment considering the lower amount between the two of them. As of June 30, 2024, there were no changes in the situation described in the preceding paragraphs.

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

On June 1, 2015, in case 4573/2012 SOCIEDAD RURAL ARGENTINA v. ESTADO NACIONAL - PODER EJECUTIVO - EXECUTIVE BRANCH on DECLARATORY JUDGMENT, the decision was made to lift the precautionary measure that suspended the effects of Decree 2552/12.

IRSA Inversiones y Representaciones Sociedad Anónima

On June 2, 2015, the SRA submitted a brief appealing the aforementioned resolution, and on the same date, the appeal was granted with suspensive effects. While the appeal filed by SRA was being processed in the Chamber, the first instance judge's decision to lift the precautionary measure had no effect and was suspended.

On September 17, 2015, Chamber II of the National Civil and Commercial Appeals Court overturned the appealed resolution, thereby rejecting the National State's request to lift the precautionary measure and declared that Law 26.854 on precautionary measures against the State was not applicable to the case. Consequently, the precautionary measure issued on January 4, 2013, was confirmed. The National State filed an extraordinary federal appeal and subsequently a complaint appeal, both of which were dismissed. Therefore, the precautionary measure remains firm and in effect.

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

On November 22, 2016, SRA responded to the notice of the action of harmfulness filed by the National State, which was considered answered on December 1, 2016.

On December 21, 2016, the National State, in turn, responded to the statute of limitations defense previously raised. However, it was noted that it still needed to be substantiated with La Rural S.A.

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

On July 30, 2020, SRA and La Rural S.A. were notified of the return of the proceedings.

IRSA Inversiones y Representaciones Sociedad Anónima

On August 13, 2020, an official letter was issued to the Oral Court requesting that all the evidence be sent to the Civil Court.

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

On May 11, 2022, the trial was opened. As of June 30, 2024, the process is still in the evidentiary stage.

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

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
	06.30.2024
Associates
BHSA	1,633,715	617,196	1,856,705	42,558	351,648	29.89%	105,108	(1,318)	103,790
GCDI	28,010	89,654	66,113	46,763	4,788	27.39%	1,312	(26)	1,286
Joint ventures
Nuevo Puerto Santa Fe	2,148	10,735	724	3,673	8,486	50.00%	4,243	207	4,450

	06.30.2023
Associates
BHSA	1,932,586	517,340	2,128,200	24,495	297,231	29.91%	88,902	(40)	88,862
GCDI	55,350	99,378	66,768	62,380	25,580	27.82%	7,116	-	7,116
Joint ventures
Nuevo Puerto Santa Fe	2,166	11,600	1,152	3,830	8,784	50.00%	4,392	208	4,600

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
	06.30.2024
Associates
BHSA	1,427	97,803	97,803	(47,640)	216,033	(2,319)	(17,640)	196,074
GCDI	37,193	(12,100)	(7,897)	-	(857)	969	(684)	(572)
Joint ventures
Nuevo Puerto Santa Fe	4,084	585	585	(884)	785	215	(1,172)	(172)

	06.30.2023
Associates
BHSA	626,247	38,290	38,290	-	30,008	(4,102)	29,913	55,819
GCDI	49,859	988	1,861	-	(2,092)	1,861	238	7
Joint ventures
Nuevo Puerto Santa Fe	4,075	846	846	(1,602)	2,668	(1,202)	(1,856)	(390)

IRSA Inversiones y Representaciones Sociedad Anónima

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

The Annual Shareholders' Meeting decided to allocate 35.1 million of Class D shares of a par value of ARS 1, to an employee compensation plan pursuant to Section 67 of Law 26,831. As of June 30, 2024, BHSA has a remnant of 22.5 million of such treasury shares. As of June 30, 2024, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.89%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2024 and 2023 amounted to ARS 107,850, ARS 95,394, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-	The Group considered 10 years as the horizon for the projection of BHSA cash flows, including perpetual value.
-	The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-	The projected inflation and exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-	The discount rate used to discount actual dividend flows was 19.60% in 2024 and 18.51% in 2023.
-	The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of ARS 8,177 for 2024 and of ARS 6,468 for 2023.

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

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court’s judgment were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice. It should be noted that in relation to the complaint appeals filed by Puerto Retiro S.A. (RH21), Tandanor (RH23), and the Ministry of Defense (RH24) within the framework of the civil action in the aforementioned criminal case, the Office of the Attorney General of the Nation, through Attorney Dr. Mario Casal, issued the pertinent opinions. Regarding the complaint by Puerto Retiro S.A. (RH21), it is proposed to reject the appeal against the forfeiture, but with a favorable opinion that the costs of the civil action be imposed on the losing party rather than in order. In relation to the complaint appeals by Tandanor (RH23) and the Ministry of Defense (RH24), related to the statute of limitations of the civil action, rejection and confirmation are proposed. A decision from the Supreme Court of Justice of the Nation is awaited. Currently, the appeal is under review by the Argentine Supreme Court of Justice.

IRSA Inversiones y Representaciones Sociedad Anónima

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

As of the date of issuance of these financial statements, there have been no changes in this regard.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2024 and 2023 were as follows:

	06.30.2024		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	1,460,505	657,251	1,670,436	678,686
Additions	4,459	8,894	12,324	10,072
Capitalized leasing costs	16	214	52	189
Amortization of capitalized leasing costs (i)	(135)	(176)	(67)	(63)
Transfers	(27,415)	(7)	9,923	3,277
Disposals	(50,247)	-	(84,419)	-
Currency translation adjustment	(11)	-	(64)	-
Net loss from fair value adjustment	(347,495)	(3,096)	(147,680)	(34,910)
Fair value at the end of the year	1,039,677	663,080	1,460,505	657,251

(i)	As of June 30, 2024 and 2023, amortization charges of capitalized leasing costs were recognized in "Costs" in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of June 30, 2024 and 2023:

	06.30.2024	06.30.2023
Shopping Malls (i)	685,984	689,425
Offices and other rental properties	335,776	492,128
Undeveloped parcels of land	678,944	933,977
Properties under development	466	290
Others	1,587	1,936
Total	1,702,757	2,117,756

(i)	Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The net book value of those properties as of June 30, 2024 and 2023 is as follows:

	06.30.2024	06.30.2023
Córdoba Shopping (i)	19,494	18,755
Total	19,494	18,755

(i)

A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 2,056 million and ARS 2,025 million, as of June 30, 2024 and 2023, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2024	06.30.2023	06.30.2022
Revenues (Note 23)	260,092	261,990	218,510
Direct operating costs	(75,345)	(82,390)	(73,615)
Development costs	(1,325)	(973)	(1,486)
Net realized gain for the year (i)	31,275	44,977	111,972
Net unrealized loss for the year (ii)	(381,866)	(227,567)	(2,643)

(i)

As of June 30, 2024 corresponds (ARS 18,307) to the realized result from fair value adjustment for the year ((ARS 18,270) for the Ezpeleta land plot barter agreement, ARS 5,797 for the sale of floors in the “261 Della Paolera” building, (ARS 5,764) for the sale of Maple Building, (ARS 60) for the sale of parking spaces located at 1020 Madero Avenue and (ARS 10) for the sale of parking spaces in Libertador 498) and ARS 49,582 for realized result from fair value adjustment made in previous years (ARS 19,890 for the Ezpeleta land plot barter agreement, ARS 22,158 for the sale of floors in the “261 Della Paolera” building, ARS 7,150 for the sale of Maple Building, ARS 181 for the sale of parking spaces located at 1020 Madero Avenue and ARS 203 for the sale of parking spaces in Libertador 498). As of June 30, 2023, ARS 1,564 corresponds to the result for changes in the fair value realized for the year ((ARS 308) from the sale of parking spaces in Libertador 498 building, ARS 1,872 from the sale of 261 Della Paollera) and ARS 43,413 from the result of changes in the fair value made in previous years (ARS 687 from the sale of parking spaces in Libertador 498 building, ARS 42,726 from the sale of 261 Della Paollera’s floors). As of June 30, 2022, (ARS 76,193) corresponds to the result for changes in the fair value realized for the year ((ARS 825) from the sale of Casona Hudson, (ARS 175) from the sale of Merlo land, (ARS 201) from the sale of Mariano Acosta land, (ARS 832) from the sale of parking spaces in Libertador 498 building, (ARS 21,890) from the sale of 261 Della Paollera and (ARS 52,270) from the sale of República building) and ARS 188,165 from the result of changes in the fair value made in previous years (ARS 970 from the Casona Hudson sale, ARS 840 from the Merlo land sale, ARS 803 from the Mariano Acosta land sale, ARS 1,739 from the sale of parking spaces in Libertador 498 building, ARS 63,721 from the sale of floors in the “261 Della Paolera” building and ARS 120,092 from the sale of República Building).

(ii)

It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

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

IRSA Inversiones y Representaciones Sociedad Anónima

This led to reevaluate the analysis of the value of surplus square meters that were potentially marketable, (being that historically they were the most profitable), to reconvert them to other complementary uses. The buildable potentials analyzed have unique, irreplaceable locations, with high potentials, feasible realization and very attractive from an economic point of view, this vision remains to this day.

The identified buildable potentials, identified in previous years and that remain in the current year, are included in the value of the investment property based on the methodology established for other Level 2 properties:

1.	Patio Bullrich, CABA
2.	Alto Palermo, CABA
3.	Córdoba Shopping, Córdoba
4.	Alto Rosario, Rosario, Santa Fe.
5.	Beruti 3345/47, (Corner of Coronel Diaz), CABA.

Valuation techniques used for the estimation of fair value of the investment property

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, for the purpose of considering the use of the most observable information available for the determination of fair value.

For the Shopping Malls operated by the Group there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation and consumption, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

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

•

It was considered that the revenues from all the Shopping Malls initially grow with specific recovery curves, based on their growth potential. Subsequently, they grow with the same elasticity in relation to the evolution of GDP and projected Inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them. Eliminating from the average those years that, due to various factors, are not representative, such as the pandemic year.

•	Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
•	Terminal value: a perpetuity calculated from the cash flow from the 10th year of each Shopping Mall was considered.
•	The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
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

•	The estimation of the WACC discount rate was determined according to the following components:

IRSA Inversiones y Representaciones Sociedad Anónima

a)	United State Governments Bonds risk-free rate;
b)	Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c)	Argentine country risk considering the EMBI + Index; and
d)

Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its relevant indicators to determine the discount rate.

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Here is the difference between the two:

•	Discounted cash flow rate: considers the capital structure resulting from the debt restructuring.
•	Discount perpetuity rate: considers a market capital structure, based on comparable companies.

The introduction of the normalized rate in perpetuity is due to the fact that we consider that the relationship between debt and capital would tend to normalize in the long term.

For offices, other rental properties, plot of lands and buildable potentials the valuation was determined using transactions of comparable market assets, since the market for these assets in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to reflect differences in key attributes such as location, property size and quality of interior fittings (incidence adjustments). The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. Since that date, strict exchange controls have been in effect in Argentina (see note 33), which limit, among other things: buying foreign currency in order to form external assets, prepaying debts, the purchase of foreign currency to pay for imports, making remittances of profits and dividends abroad and transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted.

As a consequence of these exchange regulations, it is observed that the purchase and sales transactions for office buildings, other rental properties, land reserves, and buildable potentials may be settled in Argentine Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. In this way, the most probable scenario is that any sale of the aforementioned assets be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group prior to and after the closing of these Consolidated Financial Statements. Therefore, and given that the previously described situation remains in effect as of the date of issuance of these Consolidated Financial Statements, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

•	The provisions of the construction contract.
•	The stage of completion.
•	Whether the project / property is standard (typical for the market) or non-standard.
•	The level of reliability of cash inflows after completion.
•	The specific development risk of the property.
•	Previous experience with similar constructions.
•	Status of construction permits.
•	The feasibility studies of infrastructure links.

There were no changes in the valuation techniques during the year.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.24 (i)		06.30.23 (i)		06.30.22 (i)
Description	Valuation technique	Parameters	Range fiscal year 2024 / 2023 / 2022	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	15.40% / 15.25% / 14.53%	(15,160)	16,094	(13,958)	14,950	(17,339)	18,647
		Discount perpetually rate	14.11% / 14.20% / 14.53%	(30,621)	38,032	(32,873)	40,463	(29,626)	36,540
		Growth rate	2.4% / 2.4% / 2.4%	20,875	(17,589)	24,930	(21,036)	21,114	(17,893)
		Inflation	(*)	33,239	(31,932)	89,360	(81,621)	84,226	(69,714)
		Devaluation	(*)	(60,279)	66,307	(59,749)	65,724	(62,138)	75,944

(*)

Fiscal year 2024: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,170.0 (corresponding to the year ended June 30, 2025) and arriving at ARS 3,024.05 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 85.6% and stabilizes at 8.0% after 5 years.

Fiscal year 2023: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 479.4 (corresponding to the year ended June 30, 2024) and arriving at ARS 2,118.20 in 2029. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 144.3% (corresponding to the year ended June 30, 2024) and stabilizes at 8.0% after 5 years.

Fiscal year 2022: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 163.65 (corresponding to the year ended June 30, 2023) and arriving at ARS 622.06 in 2028. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 70.9% (corresponding to the year ended June 30, 2022) and stabilizes at 8.0% after 5 years.

(i)	Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation and 10% for the devaluation.

Ramblas del Plata (former Costa Urbana) - Costanera Sur, Buenos Aires City

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

The Company will have a construction capacity of 866,806 square meters, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces, pedestrian streets, roadways and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS, by its acronym in Spanish) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space. On November 15, 2023 the 3 plots were deeded in favor of the Government of the Autonomous City of Buenos Aires as well as the Public Park lot, and the 61 IRSA´s lots were created, receiving the parcel ballots corresponding to those 61 private plots on May 22, 2024.

As of June 30, 2024, the Construction Management was already hired and in the bidding process for Infrastructure Works for the start of works of Stage I (which includes the first stage of the public park that includes the central bay sector). As of the date of issuance of these Consolidated Financial Statements, the Certificate of Environmental Aptitude of Stagge I has already been obtained after the Environmental Public Hearing and begin the works for Stage 1.

IRSA Inversiones y Representaciones Sociedad Anónima

“Ramblas del Plata” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2024 and 2023 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	Total
Net book amount at the June 30, 2022	60,328	1,896	1,772	63,996
Costs	107,126	33,565	7,586	148,277
Accumulated depreciation	(46,798)	(31,669)	(5,814)	(84,281)
Balances at June 30, 2022	60,328	1,896	1,772	63,996
Additions	1,820	858	268	2,946
Disposals	(12,565)	-	(7)	(12,572)
Currency translation adjustment	-	-	(11)	(11)
Transfers	(11,934)	93	-	(11,841)
Depreciation charges (ii)	(3,500)	(1,003)	(312)	(4,815)
Net book amount at the June 30, 2023	34,149	1,844	1,710	37,703
Costs	84,445	34,516	7,837	126,798
Accumulated depreciation	(50,296)	(32,672)	(6,127)	(89,095)
Balances at June 30, 2023	34,149	1,844	1,710	37,703
Additions	2,245	689	393	3,327
Disposals	-	(7)	(5)	(12)
Currency translation adjustment	-	-	(5)	(5)
Transfers	-	10	-	10
Depreciation charges (ii)	(3,300)	(819)	(346)	(4,465)
Net book amount at the June 30, 2024	33,094	1,717	1,747	36,558
Costs	86,690	35,208	8,220	130,118
Accumulated depreciation	(53,596)	(33,491)	(6,473)	(93,560)
Balances at June 30, 2024	33,094	1,717	1,747	36,558

(i)	Includes furniture and fixtures and vehicles.
(ii)

As of June 30, 2024 and 2023, depreciation charges of property, plant and equipment were recognized: ARS 3,306 and ARS 3,422 in "Costs", ARS 1,147 and ARS 1,375 in "General and administrative expenses" and ARS 12 and ARS 18 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

11.Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2024 and 2023 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
At June 30, 2022	1,590	13,043	11,267	25,900
Additions	113	535	531	1,179
Currency translation adjustment	-	56	-	56
Transfers	546	-	(2,151)	(1,605)
Disposals	(40)	(1,586)	(947)	(2,573)
At June 30, 2023	2,209	12,048	8,700	22,957
Additions	-	749	161	910
Currency translation adjustment	-	(1,062)	-	(1,062)
Disposals	(74)	(2,787)	-	(2,861)
At June 30, 2024	2,135	8,948	8,861	19,944

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2024	June 30, 2023
Non-current	19,533	22,422
Current	411	535
Total	19,944	22,957

(i)

Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group's borrowings. The net book value amounted to ARS 8,257 and ARS 10,455 as of June 30, 2024 and 2023, respectively. During the fiscal year ended June 30, 2024, certain significant transactions related to the property took place, such as the sale of two plots by Vista al Muelle S.A. (“VAM”) to the Boating Trust and the debt with an unrelated counterparty was settled through a payment in kind by transferring units in Towers 1 and 2 of the Carrasco Boating complex, amounting USD 6.8 million. Additionally, we made progress with the Municipal Government of Canelones in the signing of a new master contract, certifying compensations of USD 4.5 million and redefining infrastructure and urban management obligations.

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2024 and 2023 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	Total
Balance at June 30, 2022	1,777	1,702	23,582	27,061
Costs	1,777	10,559	27,635	39,971
Accumulated amortization	-	(8,857)	(4,053)	(12,910)
Net book amount at June 30, 2022	1,777	1,702	23,582	27,061
Additions	-	532	4,725	5,257
Disposals	-	-	(665)	(665)
Transfers	-	-	(742)	(742)
Amortization charges (i)	-	(1,308)	(85)	(1,393)
Balance at June 30, 2023	1,777	926	26,815	29,518
Costs	1,777	11,091	30,954	43,822
Accumulated amortization	-	(10,165)	(4,139)	(14,304)
Net book amount at June 30, 2023	1,777	926	26,815	29,518
Additions	6	536	8,082	8,624
Disposals	-	-	(237)	(237)
Transfers	-	-	27,412	27,412
Currency translation adjustment	1	-	-	1
Amortization charges (i)	-	(690)	(37)	(727)
Balances at June 30, 2024	1,784	772	62,035	64,591
Costs	1,784	11,627	66,211	79,622
Accumulated amortization	-	(10,855)	(4,176)	(15,031)
Net book amount at June 30, 2024	1,784	772	62,035	64,591

(i)

Amortization charge was recognized in the amount of ARS 565 and ARS 817 under "Costs", in the amount of ARS 162 and ARS 576 under "General and administrative expenses" as of June 30, 2024 and 2023, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

13. Right-of-use assets and lease liabilities

Below is the composition of the Group´s right-of-use assets as of June 30, 2024 and 2023:

	06.30.2024	06.30.2023
Offices, shopping malls and other rental properties	2,066	1,697
Convention center	8,611	9,207
Total Right-of-use assets	10,677	10,904
Non-current	10,677	10,904
Total	10,677	10,904

IRSA Inversiones y Representaciones Sociedad Anónima

Changes in the Group´s right-of-use assets during the fiscal years ended June 30, 2024 and 2023, were as follows:

	06.30.2024	06.30.2023
Beginning of the year	10,904	9,949
Additions	818	1,673
Depreciation charges	(1,045)	(718)
Total	10,677	10,904

Depreciation charge for right-of-use assets is detailed below:

	06.30.2024	06.30.2023
Offices, shopping malls and other rental properties	452	110
Machinery and equipment	-	15
Convention center	593	593
Total depreciation of right-of-use assets (i)	1,045	718

(i)

As of June 30, 2024, depreciation charges were recognized as follows: ARS 629 in "Costs", ARS 79 in "General and administrative expenses" and ARS 337 in "Selling expenses" in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

Other charges to income related to right-of-use assets were as follows:

	June 30, 2024	June 30, 2023
Lease liabilities interests	(1,050)	(825)
Results from short-term leases	(311)	(498)

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2024 and June 30, 2023:

	06.30.2024	06.30.2023
Offices, shopping malls and other rental properties	1,978	1,608
Convention center	8,971	9,601
Total lease liabilities	10,949	11,209
Non-current	9,057	9,821
Current	1,892	1,388
Total	10,949	11,209

14. Financial instruments by category

The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

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

Financial assets and financial liabilities as of June 30, 2024 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
June 30, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	89,958	-	-	89,958	23,514	113,472
Investments in financial assets:
- Public companies’ securities	-	17,561	-	17,561	-	17,561
- Mutual funds	-	61,191	-	61,191	-	61,191
- Bonds	-	41,887	-	41,887	-	41,887
- Others	5,516	4,675	25	10,216	-	10,216
Derivative financial instruments:
- Options on companies	57	-	-	57	-	57
Cash and cash equivalents:
- Cash at bank and on hand	20,503	-	-	20,503	-	20,503
- Short-term investments	-	7,794	-	7,794	-	7,794
Total assets	116,034	133,108	25	249,167	23,514	272,681

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
June 30, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	36,699	-	-	36,699	74,305	111,004
Borrowings (Note 20)	366,754	-	-	366,754	-	366,754
Derivative financial instruments:
- Bond futures	-	4	-	4	-	4
Total liabilities	403,453	4	-	403,457	74,305	477,762

Financial assets and financial liabilities as of June 30, 2023 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2023
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	89,732	-	89,732	27,322	117,054
Investments in financial assets:
- Public companies’ securities	-	18,747	18,747	-	18,747
- Mutual funds	-	74,871	74,871	-	74,871
- Bonds	-	34,236	34,236	-	34,236
- Others	2,330	4,808	7,138	-	7,138
Cash and cash equivalents:
- Cash at bank and on hand	19,520	-	19,520	-	19,520
- Short term investments	-	12,933	12,933	-	12,933
Total assets	111,582	145,595	257,177	27,322	284,499

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2023
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	56,528	-	56,528	75,149	131,677
Borrowings (Note 20)	401,033	-	401,033	-	401,033
Derivative financial instruments:
- Bond futures	-	22	22	-	22
Total liabilities	457,561	22	457,583	75,149	532,732

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.2024			06.30.2023
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	97,321	(7,363)	89,958	95,245	(5,513)	89,732
Financial liabilities
Trade and other payables	29,336	7,363	36,699	51,015	5,513	56,528

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	33,890	-	33,890
Interest expense	(39,306)	-	(39,306)
Interest expense on lease liabilities	(1,050)	-	(1,050)
Foreign exchange gains, net	14,987	-	14,987
Loss from repurchase of NCN	(181)	-	(181)
Fair value gain on financial assets at fair value through profit or loss	-	95,510	95,510
Interest and allowances generated by operating credits	1,890	-	1,890
Loss from derivative financial instruments, net	-	(1,387)	(1,387)
Other finance costs	(11,882)	-	(11,882)
Total financial instruments (i)	(1,652)	94,123	92,471

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	3,064	-	3,064
Interest expense	(44,245)	-	(44,245)
Interest expense on lease liabilities	(825)	-	(825)
Foreign exchange gains, net	25,124	-	25,124
Gain from repurchase of NCN	739	-	739
Fair value gain on financial assets at fair value through profit or loss	-	27,518	27,518
Interest and allowances generated by operating credits	2,456	-	2,456
Gain from derivative financial instruments, net	-	171	171
Other finance costs	(7,039)	-	(7,039)
Total financial instruments (i)	(20,726)	27,689	6,963

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2022
Interest income	3,707	-	3,707
Interest expense	(65,441)	-	(65,441)
Interest expense on lease liabilities	(962)	-	(962)
Foreign exchange gains, net	115,383	-	115,383
Gain from repurchase of NCN	11,694	-	11,694
Fair value gain on financial assets at fair value through profit or loss	-	11,645	11,645
Interest and allowances generated by operating credits	1,026	-	1,026
Gain from derivative financial instruments, net	-	261	261
Other finance costs	(3,705)	-	(3,705)
Total financial instruments (i)	61,702	11,906	73,608

(i)

Included within “Financial results, net“ in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of interest and discount generated by operating assets, which are included within "Other operating results, net".

During the fiscal year ended June 30, 2024 and 2023, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

As of June 30, 2024, there are no changes in economic or business circumstances that affect the fair value of the Group's financial assets and liabilities that were not considered in the fair value estimation.

IRSA Inversiones y Representaciones Sociedad Anónima

15. Trade and other receivables

Group’s trade and other receivables as of June 30, 2024 and 2023 were as follows:

	06.30.2024	06.30.2023
Sale, leases and services receivables	43,246	55,429
Less: Allowance for doubtful accounts	(3,077)	(4,436)
Total trade receivables	40,169	50,993
Borrowings, deposits and others	40,196	34,790
Advances to suppliers	9,322	8,653
Tax receivables	4,928	5,499
Prepaid expenses	2,487	2,263
Long-term incentive plan	1	4
Dividends receivable	4,731	-
Others	8,561	10,416
Total other receivables	70,226	61,625
Total trade and other receivables	110,395	112,618
Non-current	34,197	16,485
Current	76,198	96,133
Total	110,395	112,618

IRSA Inversiones y Representaciones Sociedad Anónima

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 32.

Trade accounts receivables are presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2024	06.30.2023
Beginning of the year	4,436	6,836
Additions (i)	841	780
Recovery (i)	(212)	(449)
Exchange rate differences	2,996	1,378
Receivables written off during the year as uncollectible	(11)	-
Inflation adjustment	(4,973)	(4,109)
End of the year (i)	3,077	4,436

(i) Additions and recovery of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2024 and 2023 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation
Leases and services	6,751	1,133	3,735	26,241	3,077	40,937	94.66%
Sale of properties and developments	-	-	-	2,309	-	2,309	5.34%
Total as of June 30, 2024	6,751	1,133	3,735	28,550	3,077	43,246	100.00%

Leases and services	1,690	457	3,830	44,369	4,436	54,782	98.83%
Sale of properties and developments	-	-	643	4	-	647	1.17%
Total as of June 30, 2023	1,690	457	4,473	44,373	4,436	55,429	100.00%

16. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2024, 2023 and 2022:

	Note	06.30.2024	06.30.2023	06.30.2022
(Loss) / profit for the year		(33,803)	226,586	279,471
Adjustments for:
Income tax	21	(46,336)	(239,702)	22,183
Amortization and depreciation	24	6,548	7,056	7,453
Loss from disposal of property, plant and equipment	26	2	2,543	-
Net loss / (gain) from fair value adjustment of investment properties	9	350,591	182,590	(109,329)
Impairment of others assets		-	126	-
Loss from disposal of associates and joint ventures	26	1,365	-	-
Realization of currency translation adjustment	26	-	(1,588)	-
Gain on sale of trading properties		(3,808)	(11,112)	-
Financial results, net		(102,139)	(71,718)	(114,516)
Provisions and allowances		20,719	61,713	12,497
Share of (profit) / loss of associates and joint ventures	8	(34,037)	(9,740)	2,840
Changes in operating assets and liabilities:				-
Decrease / (increase) in inventories		121	(230)	(56)
(Increase) / decrease in trading properties		(655)	342	713
Decrease / (increase) in trade and other receivables		4,766	(2,616)	(249)
(Decrease) / increase in trade and other payables		(49,454)	(1,081)	4,997
(Decrease) / increase in salaries and social security liabilities		(2,015)	3,418	249
Decrease in provisions		(615)	(249)	(776)
Net cash generated by operating activities before income tax paid		111,250	146,338	105,477

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2024, 2023 and 2022:

	06.30.2024	06.30.2023	06.30.2022
Increase of intangible assets through an increase of trade and other payables	-	-	97
Issuance of non-convertible notes	-	170,673	34,474
Increase in investment properties through an increase in trade and other payables	-	531	1,482
Other comprehensive loss for the year	3,816	4,776	1,405
Barter transactions of investment properties	704	-	25,141
Cancellation of non-convertible notes in portfolio	-	-	5,071
Decrease in lease liabilities through a decrease in trade and other receivables	-	-	22
Decrease in investment properties through an increase in property, plant and equipment	10	85	12,480
Decrease in property, plant and equipment through an increase in investment properties	-	11,926	4,804
Decrease in property, plant and equipment through an increase in revaluation surplus	-	988	4,448
Decrease in revaluation surplus through an increase in deferred income tax liabilities	-	-	1,560
Increase in intangible assets through an increase in salaries and social security liabilities	-	-	208
Increase in investments in associates through a decrease in investments in financial assets	-	-	6,929
Decrease in borrowings through a decrease in trade and other receivables	-	-	3,533
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	115	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	-	360
Capital contributions from non-controlling interest through a decrease of borrowings	-	-	33
Capital contributions from non-controlling interest through an increase in trade and other receivables	-	-	26
Decrease of trading properties through an increase in intangible assets	-	4,726	-
Decrease in investments in financial assets through a decrease in trade and other payables	-	1,367	-
Decrease in dividends receivable through an increase in investments in financial assets	-	48	-
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	4,163	6,297	-
Decrease in investment properties through a decrease in investments in financial assets	-	290	-
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	61,582	9,423	-
Increase in right-of-use assets through an increase in lease liabilities	818	1,676	-
Increase of investments in financial assets through a decrease in trade and other receivables	-	2,155	-
Decrease of intangible assets through an increase in investment properties	-	197	-
Decrease of intangible assets through an increase in trading properties	-	546	-
Increase of investment properties through a decrease in trade and other receivables	-	171	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	6,639	710	-
Increase in investment properties through a decrease in trading properties	-	2,151	-
Decrease in trading properties through a decrease in borrowings	2,270	1,256	-
Decrease in investment properties through an increase in trade and other receivables	3,021	-	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	5,396	-	-
Increase in intangible assets through a decrease in investment properties	27,412	-	-
Increase in intangible assets through an increase in trade and other payables	7,895	-	-
Increase of investments in financial assets through an increase in borrowings	498	-	-
Increase in borrowings through a decrease in trade and other payables	376	-	-
Increase in Shareholders’ Equity through a decrease in trade and other payables	997	-	-

17. Shareholders’ Equity

Share capital and share premium

The share capital of the Company is represented by common shares with a nominal value of ARS 10 per share and one vote each.

By Extraordinary Shareholders’ Meeting dated December 22, 2021, an increase of the capital stock of the company was approved, as a result of the merger by absorption with IRSA Propiedades Comerciales S.A. in the amount of ARS 152 million through the issuance of 152,158,215 common shares of ARS 1 par value each and one vote per share.

By Extraordinary Shareholders’ Meeting dated April 27, 2023, an increase of the capital stock of the company was approved to the sum of ARS 7,364 million and the subsequent issuance and distribution of new shares to the shareholders of the settlement date, according to their equity interest. Additionally, the change in the nominal value of the shares was approved from ARS 1 to ARS 10.

IRSA Inversiones y Representaciones Sociedad Anónima

On September 13, 2023, the Company announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)

an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Share Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and

(ii)	changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

The Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the quantity of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after the indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Company reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

On November 6, 2023, the Board of Directors resolved to extend the term of the shares repurchase program for an additional period of 180 days from the expiration of the term of the current share buyback program for the acquisition of own shares approved on June 15, 2023, which expired on December 13, 2023, with the remaining terms and conditions duly communicated.

On November 29, 2023, the Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

On January 4, 2024, the Company reported that the Share Buyback Program approved by the Board of Directors on June 15, 2023, for up to the sum of ARS 5,000 million, with a validity period set at 180 days, extended for an additional period of 180 days from the initial expiration date on December 13, 2023, ended on December 20, 2023, as the amount duly approved for the acquisition of own shares had been fully utilized, with 99.95% of the program completed.

On January 4, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. On March 1, 2024, the Company announced the completion of the share buyback program, having acquired the equivalent of 6,503,318 common shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

On March 20, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,250 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On April 22, 2024, the Company announced the completion of the share buyback program approved on March 20, 2024, having acquired the equivalent of 6,337,939 common shares, which represent approximately 99.54% of the approved program and 0.86% of the outstanding shares.

Since the beginning of the program approved on June 15, 2023, including the programs approved on January 4 and March 20, 2024, and until the closing date of these Consolidated Financial Statements, the Company acquired 20,681,131 common shares (nominal value ARS 10 per share) for a total of ARS 17,865 million. The amounts are expressed in the currency at the time of acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

On May 30, 2024, the Board of Directors has approved the incorporation into the Company’s own portfolio of the shares not currently registered under the custody of Caja de Valores S.A. derived from an exchange process carried out in 1994 that were timely exchanged for shares of the company Sociedad Anónima Mercado del Abasto (“SAMAP”) (later Alto Palermo S.A., then IRSA Propiedades Comerciales S.A. by a change in the corporate name and currently IRSA, after the merger process of 2022). Given the time elapsed, and after making significant and public efforts to enable the holders of these shares to complete the corresponding exchange, the Board has decided to apply the liberatory prescription provided for in the Civil and Commercial Code, having met the assumptions for its exercise: lapse of time during the legal term (10 years) and creditor’s inaction.

Consequently, the Company received 5,125,667 shares of VN ARS 10 from IRSA which will remain in the Company’s portfolio.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment account that forms part of shareholders' equity. The balance of this account could be applied towards the issuance of common stock to shareholders of the Company and to the absorption of negative retained earnings.

Warrants

Common stock purchase options (warrants) are recorded as a separate component of the equity and are measured at cost; represented by fair value on the issue date using the Black-Scholes pricing model, which incorporates certain inputs assumptions, including shares price and volatility, risk-free interest rate, and warrant maturity.

At the time of the exercise of the warrants by the holders, the warrants are transferred to share capital for the nominal value of the issued shares and the difference with the product is recognized in the share premium.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of a legal reserve until it reaches the legal capped amount (20% of total capital and inflation adjustment of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Company has not reached the legal limit of this reserve.

Special reserve Resolution CNV 609/12 - Retained earnings

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Company has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to ARS 395, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During the fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40, this situation generated the balance currently held by the mentioned reserve. According to the resolution that established it, the reserve may be released for capitalization or to absorb any potential negative balances in the “Accumulated deficit” account.

Special reserve

The Ordinary and Extraordinary General Meeting of Shareholders on October 31, 2017 constituted a special reserve which was subsequently utilized to absorb losses and as of June 30, 2024 amounts to ARS 58,076.

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

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting resolved to pay dividends for the sum of ARS 64,000 million. Furthermore, on May 2, 2024, during a Board of Directors meeting in accordance with the delegation resolved by the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA hold on October 28, 2022, regarding the use and allocation of the discretionary reserve, the payment of a cash dividend for the sum of ARS 55,000 million was approved. See Note 33 to these Consolidated Financial Statements.

The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

18. Trade and other payables

Group’s trade and other payables as of June 30, 2024 and 2023 were as follows:

	06.30.2024	06.30.2023
Customers´ advances (*)	38,829	33,768
Trade payables	9,460	10,499
Accrued invoices	7,784	9,110
Admission fees (*)	29,409	30,354
Other income to be accrued	473	539
Tenant deposits	483	524
Total trade payables	86,438	84,794
Taxes payable	5,594	10,488
Other payables	18,972	36,395
Total other payables	24,566	46,883
Total trade and other payables	111,004	131,677
Non-current	38,317	36,551
Current	72,687	95,126
Total	111,004	131,677

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19. Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS Accounting Standards. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceedings, and will revise its estimates.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of 06.30.22	3,095	63	3,158
Additions (i)	28,519	-	28,519
Share of profit of associates	-	(59)	(59)
Recovery (i)	(832)	-	(832)
Used during the year	(249)	-	(249)
Inflation adjustment	(5,410)	-	(5,410)
As of 06.30.2023	25,123	4	25,127
Additions (i)	6,768	-	6,768
Share of loss of associates	-	11	11
Recovery (i)	(75)	-	(75)
Used during the year	(615)	-	(615)
Inflation adjustment	(6,513)	-	(6,513)
As of 06.30.2024	24,688	15	24,703

	06.30.2024	06.30.2023
Non-Current	21,019	21,991
Current	3,684	3,136
Total	24,703	25,127

(i)	Additions and recoveries are included in "Other operating results, net".
(ii)	Corresponds to the equity interest in Puerto Retiro. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(iii)	Includes the provision for the IDBD demand

IDBD

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

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set on the file dealing with the appeal of jurisdiction and notification of the lawsuit. A hearing date has also been set for the main claim file, which is in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October to present witnesses.

IRSA Inversiones y Representaciones Sociedad Anónima

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the date of issuance of these financial statements, the process is still in progress.

20. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2024 and 2023 was as follows:

	Book value		Fair value
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Non-convertible notes	328,308	358,894	309,768	361,413
Bank loans and others	6,568	9,565	6,568	9,565
Bank overdrafts	25,696	24,491	25,696	24,491
Other borrowings	4,316	6,393	4,316	6,393
Loans with non-controlling interests	1,866	1,690	1,866	1,690
Total borrowings	366,754	401,033	348,214	403,552
Non-current	185,349	250,129
Current	181,405	150,904
Total	366,754	401,033

As of June 30, 2024 and 2023, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of ARS 3,793 and ARS 6,071, respectively. These borrowings are mainly collateralized by trading properties of the Group (Notes 11).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings is as follows:

	06.30.2024	06.30.2023
Capital
Less than 1 year	172,974	145,003
Between 1 and 2 years	114,319	100,855
Between 2 and 3 years	25,588	77,256
Between 3 and 4 years	45,001	26,100
Between 4 and 5 years	-	44,740
	357,882	393,954
Interest
Less than 1 year	8,431	5,901
Between 1 and 2 years	5	754
Between 2 and 3 years	-	424
Between 3 and 4 years	436	-
	8,872	7,079
	366,754	401,033

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2024 and 2023.

	06.30.2024
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	31,351	-	31,351
US Dollar	-	290,000	290,000
Subtotal fixed-rate borrowings	31,351	290,000	321,351
Floating rate:
Argentine Peso	45,403	-	45,403
Subtotal floating-rate borrowings	45,403	-	45,403
Total borrowings as per analysis	76,754	290,000	366,754
Total borrowings as per Statement of Financial Position	76,754	290,000	366,754

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2023
Rate per currency	Argentine Peso	US dollar	Total
Fixed rate:
Argentine Peso	72,058	-	72,058
US Dollar	-	320,277	320,277
Subtotal fixed-rate borrowings	72,058	320,277	392,335
Floating rate:
Argentine Peso	8,698	-	8,698
Subtotal floating-rate borrowings	8,698	-	8,698
Total borrowings as per analysis	80,756	320,277	401,033
Total borrowings as per Statement of Financial Position	80,756	320,277	401,033

The following describes the debt issuances made by the Group for the years ended June 30, 2024 and 2023:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
IRSA	Series XIV	jul-22	USD 171.20	6/22/2028	8.75%	17.5% in jun-24 - 17.5% in jun-25 - 17.5% in jun-26 - 17.5% in jun-27 - 30% in jun-28	Semi-annually
IRSA	Series XV	jan-23	USD 61.75	3/25/2025	8.00%	At expiration	Semi-annually
IRSA	Series XVI	jan-23	USD 28.25	7/25/2025	7.00%	At expiration	Semi-annually
IRSA	Series XVII	jun-23	USD 25.00	12/7/2025	5.00%	At expiration	First one Quarterly and next Semi-annually
IRSA	Series XVIII	feb-24	USD 21.41	2/28/2027	7.00%	At expiration	Semi-annually
IRSA	Series XIX	feb-24	ARS 26,203.85	2/28/2025	Badlar + 0.99%	At expiration	Quarterly
IRSA	Series XX	jun-24	USD 23.02	6/10/2026	6.00%	At expiration	Semi-annually
IRSA	Series XXI	jun-24	ARS 17,012.71	6/10/2025	Badlar + 4.50%	At expiration	Quarterly

The following table shows a detail of evolution of borrowing during the years ended June 30, 2024 and 2023:

	06.30.2024	06.30.2023
Balance at the beginning of the year	401,033	598,579
Borrowings	123,728	300,304
Payment of borrowings	(115,435)	(419,762)
Collection / (payment) of short term loans, net	38,626	(5,357)
Interests paid	(61,327)	(49,529)
Accrued interests	37,578	27,779
Cumulative translation adjustment and exchange differences, net	163,804	270,373
Inflation adjustment	(222,041)	(319,950)
Reclassifications and other movements	788	(1,404)
Balance at the end of the year	366,754	401,033

Series XII Notes Redemption

On December 28, 2023, IRSA notified the holders of Series XII Notes of the early redemption of all of them for a principal amount of UVA 53,784,674 (equivalent to ARS 25,314 million at the time of redemption), which were outstanding and in circulation with maturity on March 31, 2024, in accordance with the terms and conditions detailed in the Offering Memorandum dated March 26, 2021. The redemption and payment were carried out on January 5, 2024. The redemption price was 100% of the face value of the Series XII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Series XVIII and XIX Notes

On February 28, 2024, IRSA issued Series XVIII and XIX Notes in the local market for a total amount of USD 52.6 million. Below are the main characteristics of the issuance:

•	Series XVIII: Denominated in dollars for USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on February 28, 2027. The price of issuance was 100.0% of the nominal value.

•	Series XIX: Denominated and payable in Argentina pesos for ARS 26,204 million at a variable interest rate BADLAR plus 0.99% spread, with quarterly payments. The principal will be paid at maturity on February 28, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

IRSA Inversiones y Representaciones Sociedad Anónima

Series XX and XXI Notes

On June 10, 2024, IRSA issued Series XX and XXI Notes in the local market for a total amount of USD 42.0 million. Below are the main characteristics of the issuance:

•

Series XX: Denominated in dollars for USD 23.0 million at a fixed rate of 6.0%, with semi-annual payments. The principal will be paid at maturity on June 10, 2026. The price of issuance was 100.0% of the nominal value.

•

Series XXI: Denominated and payable in Argentina pesos for ARS 17,012.7 million at a variable interest rate BADLAR plus 4.50% spread, with quarterly payments. The principal will be paid at maturity on June 10, 2025. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

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

Considering that the 2023 income tax affidavit was filed confirming that the tax advances were in excess of the tax obligation, the principal of those advances ceased to be claimed by the tax authorities. However, in August 2023, the AFIP demanded that IRSA pay compensatory interest. This demand was responded to with an appeal, arguing that RG 5248/22 is unconstitutional and, therefore, the claim for interest is logically invalid.

On July 8, 2024, Law 27.743 ‘Palliative and relevant tax measures’ was published. Article 8° of the law mentions the remission of interest under the payment facilities plan:

IRSA Inversiones y Representaciones Sociedad Anónima

‘Article 8 - All compensatory and/or punitive interest corresponding to tax obligations (including ordinary and/or extraordinary advances or payments on account) cancelled prior to March 31, 2024, inclusive, shall be remitted as of right. This benefit of remission is not subject to the fulfilment of any condition or requirement other than the payment of the tax obligation prior to the aforementioned date. This remission includes compensatory and punitive interests that have been included in payment facility plans related to ordinary and/or extraordinary advances or payments on account that have been duly cancelled before March 31, 2024, inclusive. Said benefit of remission also applies when the ordinary and/or extraordinary advances or payments on account ceased or cease to be due, respectively, by virtue of the filing of tax returns that have been formalized prior to the entry into force of this regime, or by the corrective tax returns that must be filed by virtue of the regularization established in this title’.

Therefore, the case for the claim for interest has remained abstract and no claim by the tax authorities is due.

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

Considering the foregoing, IRSA's Board of Directors together with its legal and tax advisors re-evaluated during the fiscal year 2023 the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for ARS 13,979 million (amount expressed in June 2023 currency), their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million (amount expressed in June 2023 currency) and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

IRSA Inversiones y Representaciones Sociedad Anónima

In the same sense, IRSA made the provision for income tax for the year ended June 30, 2023 and 2024, applying the same systematic and comprehensive inflation adjustment criteria as the update of its accumulated losses.

Additionally, it is worth mentioning that the calculation of deferred tax for the current fiscal year includes the legal option provided in Article 195 of the Income Tax Law, which allows one-third of the tax inflation adjustment to be accounted for in this fiscal period and the remaining two-thirds to be allocated in equal parts over the next two immediate fiscal periods, provided that the requirement of certain investments in fixed assets is met in the following two fiscal periods.

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

The details of the provision for the Group’s income tax, is as follows:

	06.30.2024	06.30.2023	06.30.2022
Current income tax (i)	(17,390)	68,848	(132,220)
Deferred income tax	63,726	170,854	110,037
Income tax	46,336	239,702	(22,183)

(i)	As of June 30, 2023, it includes reversal of the income tax provision. See “Submission of income tax presentation”.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A	0% - 21%
Bermuda / British Virgin Islands / Netherlands	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2024, 2023 and 2022:

	06.30.2024	06.30.2023	06.30.2022
Loss / (profit) for the year at tax rate applicable in the respective countries (i)	29,186	3,727	(104,764)
Permanent differences:
Share of loss of associates and joint ventures	10,764	1,133	(1,241)
Provision of tax loss carry forwards	644	(2,017)	37,235
Accounting Inflation adjustment permanent difference	21,849	103,062	125,243
Difference between provision and tax return (ii)	(18)	40,701	(665)
Non-taxable profit, non-deductible expenses and others	974	1,388	(1,957)
Tax inflation adjustment permanent difference	(17,063)	91,708	(76,034)
Income tax	46,336	239,702	(22,183)

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2024, the tax rate in the Argentine Republic was 35%, while as of June 30, 2023 and 2022 it was 35% and 34.99%, respectively.

(ii)	As of June 30, 2023, it includes reversal of the income tax provision. See “Submission of income tax presentation”.

Deferred tax assets and liabilities of the Group as of June 30, 2024 and 2023 will be recovered as follows:

	06.30.2024	06.30.2023
Deferred income tax asset to be recovered after more than 12 months	16,002	15,363
Deferred income tax asset to be recovered within 12 months	11,498	16,764
Deferred income tax assets	27,500	32,127

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2024	06.30.2023
Deferred income tax liability to be recovered after more than 12 months	(567,675)	(636,636)
Deferred income tax liability to be recovered within 12 months	(14,291)	(13,683)
Deferred income tax liability	(581,966)	(650,319)
Deferred income tax liabilities, net	(554,466)	(618,192)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2024 and 2023, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.2023	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	06.30.2024
Assets
Investment properties and Property, plant and equipment	174	(20)	154
Trade and other payables	20,346	(5,975)	14,371
Tax loss carry-forwards	10,262	494	10,756
Borrowings	149	21	170
Trade and other receivables	-	117	117
Others	1,196	736	1,932
Subtotal assets	32,127	(4,627)	27,500
Liabilities
Investment properties, trading properties and Property, plant and equipment	(601,377)	121,997	(479,380)
Trade and other receivables	(3,990)	2,134	(1,856)
Investments	(9,381)	(3,368)	(12,749)
Tax inflation adjustment	(26,724)	(46,825)	(73,549)
Intangible assets	(6,547)	(7,514)	(14,061)
Others	(2,300)	1,929	(371)
Subtotal liabilities	(650,319)	68,353	(581,966)
Liabilities, net	(618,192)	63,726	(554,466)

	06.30.2022	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	06.30.2023
Assets
Investment properties and Property, plant and equipment	360	(186)	174
Trade and other payables	12,116	8,230	20,346
Tax loss carry-forwards	3,719	6,543	10,262
Borrowings	1,371	(1,222)	149
Others	(42)	1,238	1,196
Subtotal assets	17,524	14,603	32,127
Liabilities
Investment properties, trading properties and Property, plant and equipment	(714,853)	113,476	(601,377)
Trade and other receivables	(4,611)	621	(3,990)
Investments	(249)	(9,132)	(9,381)
Tax inflation adjustment	(81,792)	55,068	(26,724)
Intangible assets	(5,447)	(1,100)	(6,547)
Others	382	(2,682)	(2,300)
Subtotal liabilities	(806,570)	156,251	(650,319)
Liabilities, net	(789,046)	170,854	(618,192)

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

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2024, the Group's recognized tax loss carry forward prescribed as follows:

Date of generation	Due date	Total
2020	2025	444
2021	2026	9,666
2022	2027	2,856
2023	2028	7,525
2024	2029	10,491
Total cumulative tax loss carry-forwards		30,982

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as of June 30, 2024, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 2,886 as of June 30, 2024 and ARS 2,783 as of June 30, 2023. Although the Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

22. Leases

The Group as lessee

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 30).

The future minimum payments that the Group must pay under leases are as follows:

	06.30.2024	06.30.2023	06.30.2022
No later than one year	2,856	1,085	817
Later than one year and not later than five years	4,159	5,714	4,730
Later than five years	11,609	13,148	15,497
	18,624	19,947	21,044

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

IRSA Inversiones y Representaciones Sociedad Anónima

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.2024	06.30.2023	06.30.2022
No later than one year	42,194	44,959	21,697
Later than one year and not later than five years	32,829	44,673	56,595
Later than five years	207	2,147	10,202
	75,230	91,779	88,494

23. Revenues

	06.30.2024	06.30.2023	06.30.2022
Base rent	101,624	94,763	80,313
Contingent rent	61,959	71,956	66,449
Admission rights	17,228	14,799	11,190
Parking fees	8,429	7,779	4,616
Commissions	5,665	4,399	3,310
Property management fees	1,716	1,696	1,855
Others	2,000	1,840	1,194
Averaging of scheduled rent escalation	2,022	(23)	(4,270)
Rentals and services income	200,643	197,209	164,657
Revenue from hotels operation and tourism services	61,548	55,585	34,427
Sale of trading properties	6,906	14,146	4,043
Total revenues from sales, rentals and services	269,097	266,940	203,127
Expenses and collective promotion fund	59,449	64,781	53,853
Total revenues from expenses and collective promotion funds	59,449	64,781	53,853
Total Group’s revenues	328,546	331,721	256,980

24. Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2023, 2022 and 2022:

	Costs	General and administrative expenses	Selling expenses	06.30.2024
Cost of sale of goods and services	8,144	-	-	8,144
Salaries, social security costs and other personnel expenses	39,469	20,553	2,659	62,681
Depreciation and amortization	4,811	1,388	349	6,548
Fees and payments for services	2,800	6,732	1,861	11,393
Maintenance, security, cleaning, repairs and others	31,972	4,073	55	36,100
Advertising and other selling expenses	12,228	70	2,193	14,491
Taxes, rates and contributions	6,185	2,352	9,470	18,007
Director´s fees (Note 30)	-	13,397	-	13,397
Leases and service charges	1,177	420	29	1,626
Allowance for doubtful accounts, net	-	-	629	629
Other expenses	2,455	2,047	113	4,615
Total as of June 30, 2024	109,241	51,032	17,358	177,631

IRSA Inversiones y Representaciones Sociedad Anónima

	Costs	General and administrative expenses	Selling expenses	06.30.2023
Cost of sale of goods and services	7,481	-	-	7,481
Salaries, social security costs and other personnel expenses	40,080	20,865	2,538	63,483
Depreciation and amortization	4,985	2,016	55	7,056
Fees and payments for services	1,977	6,756	3,484	12,217
Maintenance, security, cleaning, repairs and others	30,839	3,685	41	34,565
Advertising and other selling expenses	17,461	28	1,204	18,693
Taxes, rates and contributions	7,452	2,162	8,950	18,564
Director´s fees (Note 30)	-	33,695	-	33,695
Leases and service charges	2,080	668	47	2,795
Allowance for doubtful accounts, net	-	-	331	331
Other expenses	2,090	1,897	109	4,096
Total as of June 30, 2023	114,445	71,772	16,759	202,976

	Costs	General and administrative expenses	Selling expenses	06.30.2022
Cost of sale of goods and services	4,880	-	-	4,880
Salaries, social security costs and other personnel expenses	34,527	16,114	1,207	51,848
Depreciation and amortization	4,966	2,458	29	7,453
Fees and payments for services	2,018	5,403	4,046	11,467
Maintenance, security, cleaning, repairs and others	28,009	3,568	26	31,603
Advertising and other selling expenses	10,627	-	2,498	13,125
Taxes, rates and contributions	8,747	1,709	10,232	20,688
Director´s fees (Note 30)	-	10,538	-	10,538
Leases and service charges	2,060	674	58	2,792
Allowance for doubtful accounts, net	-	-	(254)	(254)
Other expenses	1,206	1,804	73	3,083
Total as of June 30, 2022	97,040	42,268	17,915	157,223

25. Costs

	06.30.2024	06.30.2023	06.30.2022
Inventories at the beginning of the year (*)	24,187	26,902	24,038
Purchases and expenses	110,001	115,852	101,170
Currency translation adjustment	(1,062)	56	(1,266)
Transfers	-	(1,605)	-
Disposals	(2,861)	(2,573)	-
Inventories at the end of the year (*)	(21,024)	(24,187)	(26,902)
Total costs	109,241	114,445	97,040

The following table presents the composition of the Group’s inventories for the years ended June 30, 2024 and 2023:

	06.30.2024	06.30.2023
Real estate	19,944	22,957
Others	1,080	1,230
Total inventories at the end of the year (*)	21,024	24,187

(*) Includes trading properties and inventories.

26. Other operating results, net

	06.30.2024	06.30.2023	06.30.2022
Realization of currency translation adjustment (*)	-	1,588	-
Donations	(854)	(1,319)	(1,198)
Loss from disposal of associates and joint ventures	(1,365)	-	-
Lawsuits and other contingencies	(6,693)	(27,687)	(2,213)
Administration fees	338	396	295
Interest and allowances generated by operating credits	1,890	2,456	1,026
Loss from disposal of property, plant and equipment	(2)	(2,543)	-
Others	1,918	376	2,578
Total other operating results, net	(4,768)	(26,733)	488

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

27. Financial results, net

	06.30.2024	06.30.2023	06.30.2022
Finance income:
- Interest income	33,890	3,064	3,707
Total finance income	33,890	3,064	3,707
Finance costs:
- Interest expenses	(40,356)	(45,070)	(66,403)
- Other finance costs	(8,690)	(6,484)	(7,228)
Total finance costs	(49,046)	(51,554)	(73,631)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	95,510	27,518	11,645
- Exchange rate differences, net	14,987	25,124	115,383
- (Loss) / gain from repurchase of non-convertible notes	(181)	739	11,694
- (Loss) / gain from derivative financial instruments, net	(1,387)	171	261
- Other financial results	(3,192)	(555)	3,523
Total other financial results	105,737	52,997	142,506
- Inflation adjustment	(313)	53,215	22,338
Total financial results, net	90,268	57,722	94,920

28. Earnings per share

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

	June 30, 2024		June 30, 2023	June 30, 2022
Weighted - average outstanding shares	742		748	757
Adjustments for calculation of diluted earnings per share
Concepts that affect dilution	-		72	59
Weighted - average diluted common shares (i)	742	(ii)	820	816

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year.

	June 30, 2024	June 30, 2023	June 30, 2022
(Loss) / profit for the year of continuing operations attributable to equity holders of the parent	(29,126)	223,825	276,741
Weighted average number of common shares outstanding	742	748	757
Basic earnings per share (i)	(39.25)	299.23	365.58

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	June 30, 2024	June 30, 2023	June 30, 2022
(Loss) / profit for the year of continuing operations attributable to equity holders of the parent	(29,126)	223,825	276,741
Weighted average number of common shares outstanding	742	820	816
Diluted earnings per share (i)	(39.25)	272.96	339.14

(i) EPSs for 2023 and 2022 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.

(ii) Given that the result for the year showed losses, there is no diluted effect of such result.

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

For the fiscal years ended June 30, 2024 and 2023, the Group has incurred a charge related to the Incentive Plan of ARS 3.23 and ARS 4.39, respectively. No charges were recognized during the fiscal year ended June 30, 2022.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company’s contributions are as follows:

	06.30.2024	06.30.2023	06.30.2022
At the beginning	1,773,528	1,865,505	1,890,310
Granted	(101,651)	(91,977)	(24,805)
At the end	1,671,877	1,773,528	1,865,505

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

(iii) death.

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years. Starting from July 1, 2023, contributions will only be made at 100% of the Basic Contributions.

On July 1, 2023, a new ILP plan came into effect, which covers certain key positions. This is a compensation plan in which participants are entitled to receive a defined contribution if the objectives set by the company for the next three fiscal years are achieved. To receive the contribution, beneficiaries are required to remain with the Company until the end of the program on June 30, 2026, and meet the objectives.

Contributions made by the Group under the Plan amount to ARS 1,403 and ARS 1,287 for the fiscal years ended June 30, 2024 and 2023, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The aggregate compensation to the Senior Management for the year ended June 30, 2024 amounts to ARS 539.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The following is a summary presentation of the balances with related parties as of June 30, 2024 and 2023:

Item	06.30.2024	06.30.2023
Trade and other receivables	28,257	29,012
Investments in financial assets	4,207	6,397
Borrowings	(779)	(1,144)
Trade and other payables	(17,102)	(32,576)
Total	14,583	1,689

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	06.30.2024	06.30.2023	Description of transaction	Item
New Lipstick LLC	221	230	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	1,983	2,077	Other investments	Investments in financial assets
	249	-	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	38	-	Leases and/or rights of use receivable	Trade and other receivable
	4,731	-	Dividends receivable	Trade and other receivable
La Rural S.A.	1,375	2,957	Canon	Trade and other receivable
	(2)	(509)	Others	Trade and other payables
	16	7	Others	Trade and other receivable
Other associates and joint ventures (1)	-	4	Reimbursement of expenses receivable	Trade and other receivable
	(522)	(321)	Loans obtained	Borrowings
	-	45	Leases and/or rights of use receivable	Trade and other receivable
	-	167	Irrevocable contributions pending subscription	Trade and other receivable
	29	100	Management Fee	Trade and other receivable
	-	(497)	Non-convertible notes	Borrowings
	(21)	(260)	Others	Trade and other payables
	11	67	Others	Trade and other receivable
	1	4	Share based payments	Trade and other payables
	11	-	Loans granted	Trade and other receivable
Total associates and joint ventures	8,120	4,071
Cresud	558	-	Reimbursement of expenses receivable	Trade and other receivable
	(2,121)	(2,912)	Corporate services payable	Trade and other payables
	424	1,586	Non-convertible notes	Investments in financial assets
	-	(937)	Others	Trade and other payables
	(3)	(12)	Share based payments	Trade and other payables
Total parent company	(1,142)	(2,275)
Futuros y Opciones S.A.	5	3	Others	Trade and other receivable
Helmir S.A.	(257)	(326)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(252)	(323)
Directors	(5,576)	(27,449)	Fees for services received	Trade and other payables
Galerias Pacifico	3,249	5,833	Loans granted	Trade and other receivable
	3	-	Others	Trade and other payables
Rundel Global LTD	1,800	2,734	Other investments	Investments in financial assets
Yad Levim LTD	17,672	17,607	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	-	1,889	Others	Trade and other receivable
	(9,214)	(351)	Others	Trade and other payables
Others	(47)	(33)	Leases and/or rights of use receivable	Trade and other payables
	31	10	Others	Trade and other receivable
	(119)	(117)	Others	Trade and other payables
	58	93	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	7,857	216
Total at the end of the year	14,583	1,689

(1) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation) and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2024, 2023 and 2022:

Related party	06.30.2024	06.30.2023	06.30.2022	Description of transaction
BACS	-	-	464	Financial operations
Metropolitan (1)	-	-	249	Financial operations
BHN Vida S.A	(24)	(12)	208	Leases and/or rights of use
BHN Seguros Generales S.A.	(8)	(5)	186	Leases and/or rights of use
Lipstick Management LLC	-	-	160	Financial operations
Comparaencasa Ltd.	1,563	279	1,538	Financial operations
Condor	-	15	215	Financial operations
Other associates and joint ventures (2)	213	260	1,089	Financial operations
	54	(234)	(111)	Leases and/or rights of use
	276	342	249	Corporate services
Total associates and joint ventures	2,074	645	4,247
Cresud	80	386	490	Leases and/or rights of use
	(9,954)	(10,575)	(9,091)	Corporate services
	(155)	14,768	(201)	Financial operations
Total parent company	(10,029)	4,579	(8,802)
Helmir	(301)	(93)	7	Financial operations
Total subsidiaries of parent company	(301)	(93)	7
Directors	(13,397)	(33,695)	(10,538)	Fees and remunerations
Senior Management	(539)	(661)	(617)	Fees and remunerations
Rundel Globa LTD	3,241	490	-	Financial operations
Yad Leviim LTD	937	799	907	Financial operations
Sociedad Rural Argentina S.A.	3,904	250	15	Financial operations
Others	62	56	48	Corporate services
	(193)	(67)	82	Leases and/or rights of use
	(451)	(335)	122	Financial operations
	(354)	(557)	(505)	Donations
	(1,017)	(799)	(119)	Fees and remuneration
	(488)	(372)	(394)	Legal services
Total others	(8,295)	(34,891)	(10,999)
Total at the end of the year	(16,551)	(29,760)	(15,547)

(1) On January 31, 2022 Metropolitan 885 3rd Av, LLC was liquidated.

(2) It includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A. (in liquidation), BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2024 and 2023:

Related party	06.30.2024	06.30.2023	Description of the operation
Banco Hipotecario S.A.	(83)	-	Sale of shares
GCDI	(151)	-	Sale of shares
Quality Invest S.A.	(25,961)	-	Sale of shares
Total sale of shares	(26,195)	-
Quality Invest S.A.	-	(203)	Capital contributions
Total capital contributions	-	(203)
Cresud	(116,437)	(69,836)	Dividend distributed
Helmir	(6,405)	(3,522)	Dividend distributed
Total other transactions	(122,842)	(73,358)
Condor	-	382	Dividends received
Banco Hipotecario S.A.	14,239	-	Dividends received
La Rural S.A.	1,454	-	Dividends received
Nuevo Puerto Santa Fe	442	803	Dividends received
Total dividends received	16,135	1,185

IRSA Inversiones y Representaciones Sociedad Anónima

31. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 Investment properties and Note 10 Property, plant and equipment
Exhibit B - Intangible assets	Note 12 Intangible assets
Exhibit C - Investment in associates	Note 8 Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E - Provisions and allowances	Note 15 Trade and other receivables and Note 19 Provisions
Exhibit F - Cost of sales and services provided	Note 25 Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 Foreign currency assets and liabilities

32. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (3)	Amount (1)	Peso exchange rate (2)	06.30.2024	06.30.2023
Assets
Trade and other receivables
US Dollar	26.34	909.00	23,944	24,361
Euros	0.01	973.18	10	85
Receivables with related parties:
US Dollar	19.95	912.00	18,193	19,372
Total trade and other receivables			42,147	43,818
Investments in financial assets
US Dollar	92.95	909.00	84,494	68,042
Pounds	0.70	1,148.52	807	881
New Israel Shekel	3.86	241.90	933	1,297
Investments with related parties:
US Dollar	2.64	912.00	2,408	5,595
Total investments in financial assets			88,642	75,815
Cash and cash equivalents
US Dollar	19.89	909.00	18,081	16,195
Uruguayan pesos	0.52	23.01	12	-
Pounds	-	1,148.52	2	-
Euros	-	973.18	4	7
New Israel Shekel	-	241.90	1	97
Total cash and cash equivalents			18,100	16,299
Total Assets			148,889	135,932

Liabilities
Trade and other payables
US Dollar	18.08	912.00	16,492	15,582
Uruguayan pesos	1.30	23.01	30	33
Payables to related parties:
US Dollar	10.01	912.00	9,129	45
Total Trade and other payables			25,651	15,660
Borrowings
US Dollar	318.31	912.00	290,296	322,439
Borrowings with related parties
US Dollar	0.83	912.00	759	1,081
Total Borrowings			291,055	323,520
Derivative financial instruments
US Dollar	-	912.00	4	22
Total derivative financial instruments			4	22
Lease liabilities
US Dollar	11.90	912.00	10,849	10,812
Total lease liabilities			10,849	10,812
Provisions
New Israel Shekel	83.98	241.90	20,314	20,568
Total Provisions			20,314	20,568
Total Liabilities			347,873	370,582

(1) Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.

(2) Exchange rate as of June 30, 2024, according to Banco Nación Argentina records.

(3) The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

33. Other relevant events of the year

Warrants – Modification on Ratio and Price -

On September 15, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

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

General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Shareholders' meeting) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Shareholders' meeting), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for future dividends. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of nominal value ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of nominal value ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentine pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

IRSA Inversiones y Representaciones Sociedad Anónima

On January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local shareholders were canceled on October 12, 2023.

Change in Warrants terms and conditions

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (nominal value ARS 10).

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the year ended June 30, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 1.7 million were received, for converted warrants of 4,041,117 and a total of 5,104,917 common shares of the Company with a nominal value of ARS 10 were issued.

Extension of the concession contract of La Rural S.A.

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A., a company controlled by the Group, together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12 million) for all purposes, which will be paid in five annual installments. The first of these was paid upon approval of the agreement by the Shareholders’ Meeting of the SRA.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

Banco Hipotecario S.A. – Cash dividend payment

On March 27, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 26,500 million, which will be paid in proportion of each shareholder’s stake and will be calculated in constant currency as of the date of the Shareholders’ Meeting and payment. The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary General Meeting of Shareholders.

On May 3, 2024, the BCRA approved the distribution of said dividend, which was paid in three consecutive monthly installments on May 27, June 27, and July 29, 2024.

IRSA Inversiones y Representaciones Sociedad Anónima

La Rural S.A. – Cash dividend payment

On April 25, 2024, the Ordinary General Shareholders’ Meeting of La Rural S.A. approved the payment of a dividend of ARS 2,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in the currency defined as approved by the Ordinary General Shareholders’ Meeting.

Cash dividend payment

On May 2, 2024, through a Board Meeting in accordance with the delegation resolved by the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA on October 28, 2022, regarding the utilization and allocation of the special reserve, it was approved to make available to its shareholders, starting from May 9, 2024, a cash dividend for the amount of ARS 55,000 million. The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary General Meeting of Shareholders.

Change in Warrants terms and conditions

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by IRSA on May 9, 2024, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.2272. Post-dividend ratio: 1.3070 (nominal value ARS 10).

•	Exercise price per new share to be issued: Pre-dividend price: USD 0.3522. Post-dividend price: USD 0.3307 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Economic context in which the Group operated

The Group operated in an economic context characterized by significant fluctuations in its key variables. The most relevant aspects are detailed below:

•	Economic Activity: At the end of 2023, the country experienced a 1.6% decline in its economic activity, according to INDEC data. This negative trend continued during the first quarter of the 2024, with a 2.6% decrease compared to the fourth quarter of the previous year. This trend persisted throughout the second quarter of the 2024 calendar year. The expectation of economic contraction remains for the rest of 2024, with a projected recovery of 3.5% in 2025, according to participants in the Market Expectations Survey (REM) carried out in September 2024.
•	Inflation: Between July 1, 2023, and June 30, 2024, accumulated inflation reached 271.5% (measured by the CPI). During the first half of 2024, inflation showed a deceleration, and the annual inflation projection for December 2024, according to the REM carried out in September 2024, is expected to be 123.6%. As a subsequent event, the accumulated inflation between July 1, 2024 and September 30, 2024 reached 12%.
•	Exchange Rate: During the same period, according to the official exchange rate, the Argentine peso nominally depreciated against the US dollar, moving from ARS 256.7 to ARS 912 per dollar by the end of the period. The MEP dollar followed a similar trend, going from ARS 482.52 to ARS 1,348.58. As a subsequent event, the official exchange rate increased from ARS 912 to ARS 970.5 per dollar, while the MEP dollar decreased from ARS 1,348.58 to ARS 1,210 per dollar. The effects on those figures subject to these exchange rates will be reflected in the interim consolidated financial statements as of September 2024.
•	Fiscal Surplus: In the first half of 2024, Argentina achieved a fiscal surplus of 0.4% of GDP as a result of the government’s severe measures to stabilize public accounts, reduce monetary issuance, and lower inflation.
•	Currency Restrictions: The monetary authority maintained the exchange restrictions established in previous years throughout 2023 and the first half of 2024.However, the government has initiated a gradual process to relax these restrictions to promote sustainable growth. Despite these restrictions, the company successfully met all its financial and contractual obligations

On December 10, 2023, a new government took office in Argentina with the intention of carrying out a broad legal and regulatory reform.

IRSA Inversiones y Representaciones Sociedad Anónima

Among the first measures taken by the new government was a Decree of Necessity and Urgency (DNU) issued in December 2023, which introduced amendments to various laws. Although the DNU was rejected by the Senate, some of its provisions remained in effect due to judicial actions that suspended certain modifications. Subsequently, in June 2024, the “Law of Bases and Starting Points for the Freedom of Argentinians” was enacted. This law declares a public emergency in administrative, economic, financial, and energy matters for one year and delegates powers to the national Executive Branch to reorganize public administration, reduce the deficit, and improve transparency in state management. The law also introduces reforms in the labor market, customs code and the status of public companies. Although some provisions faced resistance and legal challenges, the law has been regarded as a fundamental step in the country’s economic restructuring.

The reforms proposed by the new government, including the “Law of Bases and Starting Points for the Freedom of Argentinians”, are in the process of implementation and legislative discussion. Although some provisions have been approved, many of the reforms still face resistance and legal challenges. The evolution of these reforms and any new measures that may be announced remain uncertain at this time.

The Group’s management continuously monitors the evolution of variables affecting its business to define its course of action and identify potential impacts on its financial and equity position. The Group’s financial statements should be read in light of these circumstances.

34. Subsequent events

Shares Buyback Program – New program

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Zetol - Payment of installments for share purchase

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

Purchase of property adjacent to Alto Avellaneda shopping mall

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Partido de Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which is still pending. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On September 11, 2024, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 28, 2024, to address, among other topics, the following:

-

Consideration of the financial result for the fiscal year ended June 30, 2024, amounting a loss of ARS 18,377 million. Consideration of the application of voluntary reserves to absorb accumulated negative results. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 90,000 million with voluntary reserves. Delegation to the Board of Directors of the company to determine the proportion of dividends to be paid in cash and/or in kind.

-	Consideration of the distribution of up to 25,700,000 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of Law No. 26,831.

-

Consideration of the merger by absorption of Centro de Entretenimientos La Plata S.A. (“CELAP”) with IRSA and approval of the separate and consolidated financial statements of the merger prepared for this purpose. Consideration of the prior merger agreement by absorption. Authorizations and delegations and appointment of representatives to execute the final agreements and other procedures.

Warrants exercise

On October 2, 2024, we informed that between September 17, 2024, and September 25, 2024, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 5,433,980 common shares of the Company were issued, with a face value of ARS 10. As a result of the exercise, the Company collected USD 1.8 million.

“261 Della Paolera” floor sale

On October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

The financial result of this operation will be recognized in the Company’s financial statements for the second quarter of fiscal year 2025.

Local Notes Issuance – Series XXII & XXIII Notes

On October 21, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

•

Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

•

Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The settlement for both notes will be on October 23, 2024, and the funds will be mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

