Form 20-F
period 2025-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2025-10-24
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 762,520,793.

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Eduardo Madero Avenue 942, 25th Floor C1106ACW City of Buenos Aires Argentina	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADS”: American Depositary Shares;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos) currently replaced by “ARCA” as defined below;
•	“Annual Report”: this annual report;
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“ARCA”: Revenue and Customs Control Agency (Agencia de Recaudación y Control Aduanero)
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023, and the notes thereto;
•	“A3 Mercados”: A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.)
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of IRSA Inversiones y Representaciones S.A.;
•	“BOPREAL”: Bonds for the Reconstruction of a Free Argentina (“Bonos para la Reconstrucción de una Argentina Libre”);
•	“BrasilAgro”: BrasilAgro Companhia Brasileira de Propriedades Agricolas Ltda;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“Caja de Valores”: Argentine depositary authorized to act in accordance with the CML (Caja de Valores S.A.);
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV;
•	“Code”: Internal Revenue Code of 1986, as amended;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the coronavirus, pneumonia originating in Wuhan, China;
•	“CPI”: Cumulative Variation of the Consumers Prices Index;
•	“CPF”: Collective Promotion Fund;
•	“Credit Card Law”: Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361;
•	“CRESUD”: Cresud S.A.C.I. F. y A.;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“Deposit Agreement”: the deposit agreement, dated as of as of May 24, 1994, as amended, between us and the GDS Depositary
•	“Dolphin B.V.”: Dolphin Netherlands B.V.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Fair Price Provision”: fair price provision included to the Company’s bylaws;
•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;

i

•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad Autónoma de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDRs”: Global Depositary Receipts, which represent the GDSs;
•	“GDSs”: Global Depositary Shares each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement;
•	“GDS Depositary”: The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“HASAU”: Hoteles Argentinos S.A.U.;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment;
•	“IFRS Accounting Standards”: International Financial Reporting Standards Accounting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“IMF”: International Money Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA” or “the Company”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MERCOSUR”: Common Market of the South;
•	“Metropolitan”: Metropolitan 885 3rd Ave;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Pamsa”: Panamerican Mall S.A.;
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•

“Program”: Global Note Program for the issuance of simple, non-convertible, unconditional notes, secured or unsecured, to be paid in cash and/or in kind for a maximum outstanding amount of up to USD 750,000,000 or its equivalent in other currencies or value units, as approved by the shareholders’ meeting dated March 20, 2019;

•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“TAP”: Tax on Personal Assets;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAM”: Vista al Muelle S.A.;
•	“VAT”: Value Added Tax;
•	“Warrants”: refers to the right to subscribe shares of the Company approved at the shareholder’s meeting of the Company on October 30, 2019;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2013 COSO Report”: Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission;
•	“2022 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on March 11, 2022 by the Board of Directors;
•	“2023 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on June 15, 2023 by the Board of Directors.

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•

changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America, other developed and/or emerging markets, including as a result of provincial mid-term legislative elections held on September 7, 2025, and the national mid-term legislative elections expected to take place in Argentina on October 26, 2025;

•

the policies of the current administration in Argentina, including the ability of the current administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

•	changes in foreign exchange regulations and exchange control measures implemented by the Argentine Central Bank and the Argentine Government;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, including volatility in domestic and international financial markets;

•	inflation and interest rates;

•	fluctuations and decreases in exchange rates relative to the Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulations and changes in law or in the interpretation by courts;

•	price fluctuations and the overall state of the real estate market;

•	political, civil and armed conflicts;

•	risks related to climate change;

iii

•	impact of the spread and variants of infectious diseases, including Covid-19, on our business;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations in the aggregate principal amount of Argentine public debt outstanding and any default on Argentina’s sovereign debt;

•	the impact on the negotiation with the IMF and the restructuring of Argentina’s sovereign debt with the IMF;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation, or other acts;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	our ability to retain key members of our senior management, and our relationship with our employees;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	threats of cybersecurity breaches;

•	deterioration of regional, national or global businesses and economic conditions;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	an increase and/or creation of taxes;

•	changes in current regulations related to urban and commercial leases;

•	incidents of government corruption that adversely impact the development of our real estate projects; and

•	the risk factors discussed under “Risk Factors”.

Forward-looking statements refer only to the date of this Annual Report, and we undertake no obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

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

iv

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

General

In this Annual Report, references to “IRSA,” the “Company,” “we,” “us” and “our” means IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA and not to its subsidiaries.

References to “GDSs” are to the Global Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement, and references to “GDRs” are to the Global Depositary Receipts, which represent the GDSs.

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with IFRS Accounting Standards, as issued by the IASB and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our Audited Consolidated Financial Statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023, and the notes thereto are set forth on pages F-1 through F-83 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 23, 2025 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the Argentine Peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in Argentine Pesos.

IAS 29 requires that the financial statements of any entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published beginning on that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year. For more information, see section “Financial Statements” above and Note 2.1 to our Audited Consolidated Financial Statements.

See Note 2.2 to our Audited Consolidated Financial Statements for more information about the adoption of new accounting standards.

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos,” “peso” or “ARS” are to Argentine pesos, and references to “U.S. dollars,” “dollars” or “USD” are to United States dollars.

v

Unless otherwise indicated, we have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 1,205.00 per USD 1.00 as of June 30, 2025. The average seller exchange rate for fiscal year 2025, quoted by Banco de la Nación Argentina was ARS 1,034.58. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,484.50 per USD 1.00 as of October 22, 2025. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates” and “Item 3. Key Information —D. Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (“m2”, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g. GLA), and size of undeveloped land are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

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

ITEM 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine Government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the MULC by private sector entities. This makes it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2023	256.50	125.35	179.71	256.50
June 30, 2024	910.50	257.70	613.03	910.50
June 30, 2025	1,200.50	912.50	1,032.46	1,200.50
Month ended:
July 31, 2025	1,369.50	1,217.50	1,265.30	1,369.50
August 31, 2025	1,359.50	1,288.00	1,323.75	1,337.50
September 30, 2025	1,470.50	1,321.50	1,396.57	1,375.50
October, 2025 (through October 22, 2025)	1,486.00	1,344.50	1,420.63	1,484.50

____________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	We depend on macroeconomic and political conditions in Argentina.

•	Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

•	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the sectors in which we operate.

•	The policies or measures adopted by the Argentine Government, from time to time may adversely affect the Argentine economy and the sectors in which we operate.

•

The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.

•	Inflation could adversely affect the Argentine economy and our operational results.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

Risks Relating to our Business

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	Our performance is subject to the risks associated with our properties and with the real estate industry.

•	We could be adversely affected by decreases in the value of our investments.

•

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	We may face risks associated with acquisitions of properties.

•	The Company’s future acquisitions may not be profitable.

•	We may be liable for certain defects in our buildings.

Risks Relating to our Investment in Banco Hipotecario

•	The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

•	The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

•

Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

•	Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

Risks Relating to our GDSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and GDSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our common shares or GDSs would suffer negative consequences.

•	Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

•	Our warrants are exercisable under limited circumstances and will expire.

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

Developments in economic and political conditions in Argentina, and measures taken by the Argentine Government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging country and investing in emerging markets generally carries additional risks.

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

Argentine economic conditions are dependent on a variety of factors, including the following: (i) domestic production, international demand and prices for Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) the government’s fiscal deficits or surpluses and the level of expenditure by the Argentine Government; (vi) the government’s public debt levels; (vii) foreign and domestic investment and financing; (viii) governmental policies and the legal and regulatory environment; (ix) fluctuations in the Central Bank’s international reserves; (x) labor disputes and work stoppages; (xi) the level of unemployment; and (xii) political instability and social tensions.

According to the World Bank’s Global Economic Prospects report of June 2025, the Argentine economy is expected to grow by 5.5% in 2025, and by 4.3% in 2026 and 2027, driven mainly by developments in the agriculture, energy, and mining sectors. In addition, according to the IMF’s World Economic Outlook report of October 2025, Argentina’s GDP is expected to grow by 4.5% in 2025 and by 4.0% in 2026. We cannot assure you whether these estimates will be met.

On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. The current Argentine administration faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, eliminating exchange controls, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy. Since the current Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future.

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

Moreover, certain fiscal adjustment measures implemented by the Argentine Government, including the reduction of public spending and the elimination of subsidies, could lead to a contraction in domestic demand and a slowdown in economic activity in the short term. A contraction in economic activity could negatively affect the demand for our products and services, access to financing, employment levels and consumers’ purchasing power, which could have a material adverse effect on our business, results of operations and financial condition.

We cannot assure you that a decline in economic growth or political conditions in Argentina will not adversely affect our business, financial condition or results of operation and cause the market value of our GDSs and our common shares to decline.

Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso has depreciated 27.7%, 356.3% and 72.5% in 2024, 2023 and 2022, respectively, although it is estimated that the Peso has appreciated against the U.S. dollar in real terms around 40% during 2024, being the most strengthened currency in real terms during the last year. The value of the Peso compared to other currencies is dependent, in addition to other factors, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of October 20, 2025, the international reserves of the Central Bank totaled USD 41,316 million.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also present risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations, and our ability to repay our debt within the respective maturity dates and may affect the market value of our GDSs, as a result of the overall effects of the weakening of the Argentine economy.

We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses.

Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the sectors in which we operate.

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In the past, Argentine administrations have directly intervened in the economy, including through expropriations and nationalizations, the imposition of price controls and exchange controls, and other measures that significantly limited private sector activity.

Since December 2023, under President Milei, the current administration has sought to implement policies focused on deregulation, reduction of state intervention in the economy, fiscal adjustment, and the liberalization of markets. While these policies aim to foster private sector activity and foreign investment, they remain subject to political, economic and social challenges, and their long-term sustainability is uncertain.

On September 22, 2025, through Decree No. 682/2025, the Argentine Government announced the removal of export duties on more than 70 agro-industrial products, directly impacting Argentina’s exports of grains, meat, and by-products. The decree establishes a 0% export tax rate until October 31, 2025 or until the quota of USD 7 billion in sworn export sales affidavits is exhausted. The reduction to 0% of export duties for beef, poultry, and horse meat, live animals, and by-products will apply until October 31, 2025, and will remain in effect as it is not included in the USD 7 billion quota.

In addition, future political developments may result in a reversal of current policies. A change in government administration could lead to a reintroduction of measures such as expropriations, nationalizations, mandatory contract amendments, price controls, exchange controls, or changes in taxation policies, including tax increases and retroactive claims. The recurrence of such measures could have a material adverse effect on our business, financial condition, and results of operations.

In the legislative elections held in the Province of Buenos Aires on September 7, 2025, the opposition party Fuerza Patria obtained approximately 47.28% of the vote against 33.71% for the ruling coalition La Libertad Avanza, thereby securing a majority in the provincial legislature. This outcome may increase political uncertainty at the national level and the risk of policy reversals.

In October 2025, mid-term national legislative elections are expected to take place in Argentina. As a result of these elections, 127 of the 257 members of the Argentine Congress and 24 of the 72 members of the Argentine Senate will be elected. The impact of these elections and any measures taken by the government on the Argentine economy, as a whole and in the banking sector in particular, remains uncertain. We are unable to predict the measures that the Argentine Government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Additionally, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the Argentine Government could undermine our ability to pay dividends on our GDSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our GDSs, our business, financial condition and/or results of operation.

The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate.

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In the recent past, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls, and exchange controls.

Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

In 2023, President Milei announced various measures and policies, including the Decree 70/2023, which initiated a comprehensive series of measures designed to reform the Argentine economy. The decree made various amendments in several areas, such as economic, labor, foreign trade, energy and legal policy, often with the goal of repealing relevant regulations. Additionally, significant adjustments were implemented in the Argentine Civil and Commercial Code, mainly focused on foreign currency obligations, as well as easing of regulation of contracts and restrictions to judicial authority in contractual intervention.

Although Decree No. 70/2023 became effective as of December 29, 2023, it remains subject to congressional and judicial review. Decree No. 70/2023 was rejected by the Argentine Senate on March 14, 2024. As of the date of this Annual Report, certain legal actions are pending questioning the constitutionality of the decree.

Concurrently with Decree 70/2023, President Milei submitted an “Omnibus Law” bill to the Argentine Congress, that included liberal economic measures and a strong fiscal adjustment. The bill aimed to deregulate the economy, reduce ministries and structures of the Argentine Government, ease labor laws, and privatize state-owned companies. On February 6, 2024, the Argentine Congress submitted the Omnibus Law bill to a legislative committee for approval. In April 2024, the Argentine Government submitted to the Argentine Congress a new version of the Omnibus Law bill with a more limited scope. On June 27, 2024, the bill was approved by the Argentine Congress.

The political and economic uncertainty remains high, including as a result of the mid-term congressional elections that are expected to take place in Argentina on October 26, 2025, which may influence the ability of the Argentine Congress and the Argentine Government to apply new political and economic measures, and may affect measures already in force, which may have a negative effect on the Argentine economy and on our business and results of operations. In addition, we cannot assure you that the regulatory reforms introduced by President Milei will be sustained in the long term. Argentine courts have suspended certain provisions of the Decree No. 70/2023, particularly those related to labor matters that require companies to assume greater responsibility for the costs and risks associated with subcontracted labor and the calculation of salaries, severance payments, and social security contributions.

Moreover, companies operating in Argentina may face risks such as strikes, social unrest, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims.

We cannot guarantee that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our GDSs, business, financial condition and/or operational results, nor can we assert that they will be successful in correcting the energy production sector in Argentina.

The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.

In the past, the Argentine Government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine Government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate. The current exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle the proceeds from exports of goods and services for Pesos, among others.

In September 2020, the Central Bank issued Communication “A” 7106 which restricted the access to the foreign exchange market for the repayment of principal payments under certain external financial indebtedness maturing between October 15, 2020 and March 31, 2021, which led many borrowers to restructure or refinance their debts. These restrictions were further amended and applied to external financial indebtedness maturing between October 15, 2020 and December 31, 2023. We cannot assure you whether the Central Bank will adopt similar restrictions in the future.

On April 11, 2025, the Central Bank announced the start of “phase 3” of its economic program which introduces significant changes to its monetary and exchange rate policy. A managed floating exchange rate system was implemented, allowing the U.S. dollar to fluctuate within a band of Ps.1,000 to Ps.1,400, adjusted monthly by approximately 1%. The Argentine Government lifted certain foreign exchange controls and, as a result, tax surcharges were eliminated, except for tourism and credit card transactions. However, certain regulatory limitations remain in place, such as restrictions that prevent individuals who access the official foreign exchange market from operating in the financial markets through Contado con Liquidación and MEP dollar transactions for 90 days following the purchase of foreign currency through the official market. For corporations, restrictions on import payments and new dividends repatriation were eased, while a new BOPREAL bond was introduced to address legacy external liabilities. The export incentive program known as the “dólar blend” was eliminated to simplify the exchange market. The monetary policy framework was reformed to focus on strict control of monetary aggregates, particularly the M2 private transactional aggregate, with no monetary financing of the fiscal deficit or interest payments on Central Bank liabilities.

We cannot anticipate how long the current measures will be in force or if additional restrictions will be imposed. The Argentine Government could maintain or impose new exchange controls, restrictions and take other measures in response to capital flight or a significant depreciation of the Peso, which could in turn limit access to the international capital markets and affect the Argentine economy. In addition, the evolving exchange control restrictions and measures may result in Central Banks’s information requests, enforcement actions and penalties due to diverging interpretations of foreign exchange regulations.

In addition, during 2023, the imposition of further exchange controls deeply broadened the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market. However, in an effort to address the fiscal deficit, the Argentine Government implemented a currency adjustment, which has narrowed the gap between the official exchange rate and the other informal exchange rates.

The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency for different purposes. Furthermore, existing or future measures could undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, financial condition and results of operations.

Inflation could adversely affect the Argentine economy and our operational results.

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow economic growth in Argentina. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.

The Milei administration has applied certain measures in relation to price deregulations in food supplies, health insurances, communications, transport, electricity and gas tariffs and the price of gasoline that have affected prices, creating additional inflationary pressure during December 2023 and 2024.

According to data published by the INDEC, during 2024 there was a significant deceleration of year-on-year inflation with respect to 2023. The National CPI variation during 2024 was 117.8%, a significant deceleration compared to the 211.4% in 2023. Notwithstanding the deceleration of inflation during 2024, inflation continues to be high. During 2025, CPI rates were 2.2% in January, 2.4% in February, 3.7% in March, 2.8% in April, 1.5% in May, 1.6% in June, 1.9% in July, 1.9% in August, and 2.1% in September consolidating a lowering inflation rate as compared to 2024. On September 4, 2025, the Central Bank announced that the new inflation estimate for 2025 will be approximately 29.5% pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado). As of to the date of this Annual Report, the Argentine Government seems to have stabilized the value of the Argentine Peso through fiscal and monetary policies having a positive impact on lowering inflation rates. If such policies cannot be maintained, or in the future are no longer effective, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of Argentina’s debt continues to be adjusted by the “CER”, a currency index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt, either in whole or in part, and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. An inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our results of operations and cause the market value of our GDSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to control, maintain and further reduce inflation and the potential impact of those policies in the future. We cannot assure that the inflation rates will not increase in the future or that measures taken or to be taken by the Argentine Government to control inflation will be effective in the long term. High inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

In the past, the Argentine Government has sustained high levels of fiscal deficit and has resorted regularly to the Central Bank to source part of its funding requirements. In 2022, public sector expenditure increased approximately 54.8% and the Argentine Government achieved a primary fiscal deficit of 2.4% of Argentina’s GDP, according to the Argentine Ministry of Treasury. In 2023, public sector revenues decreased approximately 4.7%, mainly as a result of the significant decrease in income as a result of the drought which occurred in Argentina in 2023, public expenditures decreased 4.9%, mainly due to a reduction in real terms in social benefits and subsidies, and the Argentine Government achieved a primary fiscal deficit of 2.9% of Argentina’s GDP. In 2024, public sector revenues increased approximately 7.2% in real terms and public expenditures decreased 4.4% compared to 2023, mainly due to the reduction of public works, and the Argentine Government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP.

Despite the commitment from the current Argentine administration to eliminate the fiscal deficit, and the achievement of a financial and primary fiscal surplus in 2024, we cannot assure you that such levels of public expenditures and public sector revenues can be sustained by the Argentine Government. As a result, we cannot assure you that in the future the Argentine Government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, the initiatives of the Argentine Government that increase the exposure of local financial institutions to the public sector could affect the liquidity and asset quality of the financial system and have a negative effect on clients’ confidence in the financial system.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth.

Argentina’s history of external debt defaults and prolonged litigation with holdout creditors may repeat in the future and prevent Argentine companies such as us from accessing international capital markets, or may result in higher costs and more onerous financing conditions, which could negatively affect our business, financial condition, operating results, and ability to meet our obligations. Following the default on its external debt in 2001, Argentina attempted to restructure its outstanding debt through exchange offers in 2005 and again in 2010. Holders representing approximately 93% of Argentina’s defaulted debt participated in the exchanges, but several bondholders did not participate and initiated legal actions against Argentina. The Argentine Government eventually reached agreements with such bondholders after more than 15 years of litigation. Additionally, in August 2020, the Argentine Government successfully negotiated the restructuring of Argentine bond debt representing approximately USD 65 billion owed to several bondholders.

In 2009, Argentina signed a swap agreement with the People’s Republic of China (the “Swap”) for CNY 70 billion (approximately USD 9.9 billion). In June 2024, the Argentine Government reached an agreement with the People’s Republic of China to refinance the Swap, pursuant to which the maturity dates of the Swap were extended to 2025 and 2026. The Swap is expected to mature in mid-2026. A devaluation of the Chinese yuan could affect the value of the debt denominated in that currency and the Central Bank’s reserve balance.

In January 2022, Argentina entered into a 30-month Extended Fund Facility arrangement with the IMF to refinance the debt originally borrowed from the IMF in 2018, for an amount of more than USD 40 billion. The arrangement expired at the end of 2024, upon completion of its original term; however, repayment obligations under that program, including interest and surcharges, remain outstanding and are scheduled to be serviced over the coming years.

In December 2023, under the administration of President Milei, the Development Bank of Latin America granted a loan to Argentina for USD 960 million, intended as bridge financing to allow Argentina to cover its debt service payments to the IMF. In November 2024, the Inter-American Development Bank and the World Bank provided financing to Argentine in the amount of approximately USD 4 billion.

In April 2025, the IMF approved an extended fund facility program for Argentina totaling approximately USD 20 billion, with a 10-year term and a 4.5 year-grace period on payments of principal. By the end of 2025, disbursements under this extended fund facility program are expected to total USD 15 billion, of which USD 12 billion were disbursed to Argentina in April 2025 and USD 2 billion in August 2025, and USD 1 billion is expected to be disbursed before the end of 2025. The program aims to strengthen the Central Bank’s reserves, partially lift currency controls with a band between 1,000 and 1,400 pesos per dollar, and stabilize the exchange rate. The USD 12 billion from the first disbursement was used to fully repay the Central Bank’s non-transferable notes maturing in 2025 and 2026, and to partially repay the Central Bank’s non-transferable notes maturing in 2029.

In the past, Argentina has negotiated amendments to its debt instruments with the members of the Paris Club. In 2020, Argentina postponed the payment of USD 2.1 billion which was due in May 2020 and subsequently proposed to extend other maturities and reduce the interest rates of such instruments. After several extensions and a temporary “bridge” loan entered into between Argentina and the members of the Paris Club to avoid default under the existing debt instruments, in October 2022 an addendum was signed rescheduling the payment of USD 1.971 billion, reducing the initial interest rate from 9% to 3.9% in the first installments and extending maturities until 2028. In June 2023, Argentina signed bilateral agreements with 15 of the 16 creditor countries to refinance the outstanding debt.

In May 2025, the Argentine Government published Decree No. 313/2025 approving the granting to Argentina of a loan of USD 500 million by the Inter-American Development Bank to finance Argentina’s balance of payments and improve the monetary and exchange rate policy framework in Argentina. The USD 500 million disbursement is expected to be made in a single payment, with repayment over seven years under a semiannual amortization schedule.

In October 2025, the U.S. Secretary of Treasury announced that the U.S. Government had reached an agreement with the Argentine Government to implement a USD 20 billion currency swap with the Central Bank, although President Trump later announced that such currency swap agreement would be conditioned upon the results of the elections that will be held in Argentina on October 26, 2025. The U.S. Secretary of Treasury also reported that the U.S. Department of Treasury had sold U.S. dollars in the Argentine market in exchange for pesos in order to strengthen the stability.

On October 6, 2025, JP Morgan announced the removal of Argentina from its EMBI+ index, which measures sovereign risk on a real-time basis, and its inclusion solely in the EMBI Global Diversified index, which is updated once per day. This change may reduce the visibility and liquidity of Argentine debt instruments and could negatively affect investor perception of Argentine sovereign and corporate credit risk. A potential decrease in investor demand or an increase in the risk premium required for Argentine issuers could result in higher financing costs and reduced access to international capital markets. Any such developments could adversely affect the market value of our debt securities and our ability to obtain financing on favorable terms.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

Argentina’s economy has historically been centered on the production and export of certain commodities, including agricultural products such as cereals, fats and oils, beef and dairy products, and oil. Argentina’s reliance on the production and export of these commodities has made the country more vulnerable to fluctuations in their prices.

The commodities market is characterized by its volatility. A decrease in commodity prices may adversely affect the Argentine Government’s fiscal revenues and the Argentine economy as a whole and, as a result, negatively impact our business, results of operations and financial condition. Given its reliance on these agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts which occurred in Argentina in 2018 and 2023, which may negatively affect the production of agricultural products, reducing fiscal revenues and the inflow of U.S. dollars.

The conflict between Russia and Ukraine and the conflict in the Middle East have affected and could continue to affect other countries worldwide, generating increases in the international prices of oil, gas and other commodities, including those produced by Argentina. However, a long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors. In addition, foreign trade policies announced by the new U.S. administration may have a significant impact in international prices and, consequently, demand. We cannot predict the impact that these policies may have on investment levels and prices of commodities, and how these impacts may affect the Argentine economy.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect on the agricultural sector. This would negatively impact the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures, thus affecting our business, financial situation and the results of our operations.

Developments in other countries and “contagion” effects could have an adverse effect on the Argentine economy and our financial performance.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, capacity to access credit and international capital markets, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

On November 3, 2024, the United States held a presidential election in which President Trump was elected president of the United States. Mr. Trump assumed the presidency on January 20, 2025. Potential changes in economic, social, political, and regulatory conditions in the United States, as well as shift in international trade policies, could generate uncertainty in global markets and negatively impact on emerging markets, such as Argentina, which could adversely affect our operations.

In April 2025, Trump’s administration announced the imposition of new tariffs on certain imported goods, including goods imported from Argentina, and threatened increased tariffs of goods originating from countries that do not cooperate with United States policies. These measures present potential risks to international trade and foreign relations. We cannot assure you that the U.S. government will not impose additional tariffs on Argentina in the future and that the Argentine economy will not be adversely affected. In the event of certain changes in U.S. policy implemented by the current U.S. administration, the Argentine Government could implement retaliatory actions. Retaliatory actions by certain countries have raised concerns about potential disruptions in global trade and have resulted in market volatility and a decrease in the price of certain commodities, including oil, which could materially and adversely impact on the Argentine economy. As of the date of this Annual Report, the scope, structure, and timeline of the measures adopted by the U.S. administration remain unclear.

The economic activity of Brazil, one of Argentina’s main trade partners, also has an impact on Argentina’s economy. A depreciation of the Brazilian Real against the U.S. dollar has in the past, and would again in the future, put additional pressure on the exchange rate for the Argentine Peso against the U.S. dollar. Likewise, weak economic performance from Brazil would affect Argentine exports, particularly in the case of industrial goods, many of which Argentina exports to Brazil.

In addition, the conflict between Russia and Ukraine, the conflict between Israel and Hamas in the Gaza Strip and the conflict between Israel and Hezbollah and the recent conflict between Israel and Iran have generated increases in the international prices of commodities, including those produced by Argentina. A long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

These conflicts may escalate, contributing to world economic instability and uncertainty in global financial markets, adversely affecting our operations.

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

The effects of an economic crisis on our customers and on us cannot be predicted. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on our business, financial condition and results of operations. The financial and economic situation in Argentina or in other countries, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

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

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 643 million and Euro 1,330 million, respectively. The Argentine Government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine Government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million along with the applicable interests. On January 14, 2025, the Court of Appeals requested an order instructing Banco Santander to enforce the USD 313 million guarantee. As a result, the plaintiffs in the case enforced a €313 million guarantee that Argentina had deposited in March through a letter of credit issued by Banco Santander. In June 2025, the bondholders initiated proceedings in the United States, petitioning the District Court for the District of Columbia to recognize the British judgments in order to enforce them in that country.

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

In the last few years, the Argentine Government and the Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad, in order to contain the decrease in the level of international reserves held by the Central Bank. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to interested non-residents; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on repayment of foreign debt and to the transfer of securities into and from Argentina; (v) implementing taxes on certain transactions involving the acquisition of foreign currency; and (vi) restricting access (including, but not limited to, in connection with the term for making such payments) to the currency exchange market to pay for imports of goods and services. In the past, the Central Bank established certain additional restrictions such as establishing certain mandatory refinancing of U.S. Dollar-denominated debt. For further information, see “Item 10. Additional Information – Exchange Controls.”

On September 26, 2025 the Central Bank through Communication ‘A’ 8336 reinstated the cross-restriction rule, which imposes a 90-day period from the date of access to the official foreign exchange market, during which buyers of the official dollar are prohibited, either directly or indirectly, from transacting in the financial markets through Contado con Liquidación and MEP dollar transactions, and vice versa. This measure aims to curb arbitrage amid the emerging exchange rate gap between the different currency markets. The market reacted with an increase in financial exchange rates and a widening of the gap.

On April 11, 2025, the Argentine Government announced measures to loosen regulations concerning access to the foreign exchange market. These measures include: (i) the establishment of floating bands for the dollar exchange rate, allowing it to fluctuate between ARS 1,000 and ARS 1,400, with limits expanding at a rate of 1% per month; (ii) the elimination of the Export Increase Program which previously required 80% of exports to settle through the foreign exchange market and 20% through the financial market (also known as “Dollar Blend”); (iii) the elimination of foreign exchange restrictions for individuals, including the monthly USD 200 limit and restrictions on those who received pandemic-era government assistance, subsidies, public employment, or similar measures, as well as cross-restrictions under Communication “A” 7340. Additionally, the ARCA will remove the current tax perception on foreign currency acquisitions in the exchange market, remaining only on tourism and credit card payments; (iv) the authorization of profit distribution to foreign shareholders of Argentine companies, starting with financial years beginning in 2025; (v) the easing of deadlines for foreign trade operations payment, including (a) goods imports may be paid upon customs entry registration (previously 30 days); (b) imports of goods by small and medium-sized enterprises (“SMEs” or PyMEs, for its acronym in Spanish) companies may be paid from the origin dispatch (previously 30 days post customs entry registration); (c) service imports may be paid from the service provision date (previously 30 days); (d) capital goods imports may be paid with a 30% advance, 50% post port dispatch, and 20% after customs entry (previously 20% advance for SMEs); and (e) imports of services between related companies may be paid 90 days post service provision (previously 180 days); and (vi) a one-time removal of the 90-day restriction in Communication “A” 7340 for legal entities, to enhance operational efficiency in the foreign exchange market.

Despite the recently announced measures by the Milei administration that have begun to gradually eliminate or ease certain foreign exchange restrictions, and the announcement that foreign exchange controls would be lifted by the end of 2025, no detailed plan or timing of this event has been disclosed. In addition, individuals were allowed unrestricted access to the official foreign exchange market, although the Argentine Government established a cross‑restriction that prevents those who purchase foreign currency in the official market from accessing financial dollars (MEP dollar and Contado con Liquidación) for a period of 90 days. Consequently, it cannot be assured that the Argentine Government and/or the Central Bank will not impose new foreign exchange controls in the near future; therefore, there is no certainty as to if, when, or to what extent these measures will be fully lifted. Given the unpredictable nature of political and economic events, it is not feasible to ensure that stricter exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a period of crisis and political, economic, and social instability in Argentina, resulting in a significant economic contraction, the current administration may fundamentally change its economic, exchange and financial policies. These changes may be implemented with the aim of preserving the balance of payments, the Central Bank foreign exchange reserves, preventing capital flight, or a significant depreciation of the Peso. Potential changes include the mandatory conversion of obligations assumed by legal entities residing in Argentina in U.S. Dollars to Pesos. The implementation of such restrictive measures, in addition to external factors that are beyond our control, may have a significant impact on our results of operations and financial condition.

It is not possible to anticipate for how long these measures will be in force or even if additional restrictions will be imposed. Such measures could undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.

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

As of June 30, 2025, 59.3% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect our business, financial condition or results of operations.

Also, we cannot be sure that in the future the Argentine Government will not enact measures that result in increases in the minimum, vital and mobile salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. Argentina ranked 99 of 180 in the Transparency International’s 2024 Corruption Perceptions Index.

For example, in 2018, the so-called “Cuadernos” case was initiated following the disclosure of notebooks written by Oscar Centeno, a former driver for the Ministry of Planning, which allegedly described systematic payments of bribes by business executives to public officials in exchange for public works contracts. This case involves several former government officials and prominent business leaders and is scheduled to go to trial in November 2025. Furthermore, on June 10, 2025, the Argentine Supreme Court upheld a six-year prison sentence and a permanent disqualification from holding public office against former President Cristina Fernández de Kirchner in the “Vialidad” case, related to fraudulent administration of public funds in connection with public works projects. The Federal Criminal Appeals Court (Cámara Federal de Casación Penal) confirmed that former President Cristina Fernández de Kirchner, together with the other defendants convicted in the “Vialidad” case, must pay ARS 684,990,350,139.86 as forfeiture and as an ancillary penalty for the crime of fraudulent administration to the detriment of Argentina.

In August 2025, a political controversy involving allegations of corruption in the procurement of medicines for persons with disabilities created political uncertainty and public scrutiny in Argentina. Leaked audio recordings attributed to Diego Spagnuolo, former director of the National Disability Agency, implicated Karina Milei, sister of President Javier Milei and Secretary General of the Presidency, in authorizing contracts worth approximately USD 19 million with alleged kickbacks of 3–4%. These allegations led to judicial investigations, the filing of criminal complaints and searches of electronic devices. In addition, in October 2025, José Luis Espert, National Deputy for La Libertad Avanza and then a candidate for deputy in the Province of Buenos Aires, was charged in a case for alleged money laundering. The investigation arose from allegations that Espert had received USD 200,000 in 2020 from businessman Federico Machado, who is in detention and subject to an extradition request to the United States on charges related to drug trafficking and money laundering. Espert withdrew his candidacy for the national legislative elections. As of the date of this Annual Report, these proceedings remain ongoing.

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

Economic conditions in Argentina may be adversely affected by an outbreak of a contagious disease, such as Covid-19, that develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect our customers, which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to us.

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

Due to the nature of our activities, we are exposed to certain compliance risks. We must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws, including the Corporate Criminal Liability Law and the FCPA. Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine Government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine Government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

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

On March 31, 2023, the District Court granted YPF’s motion for summary judgment and denied the plaintiffs’ motion for summary judgment with respect to YPF in its entirety. The District Court held that YPF has no contractual liability and owes no compensation to the plaintiffs for breach of contract and, consequently dismissed plaintiffs’ claims against YPF. The District Court denied Argentina's motion for summary judgment, and the proceedings will continue between the plaintiffs and Argentina, which was ordered to pay USD 16 billion. In October 2023, Argentina filed an appeal against the judgment ordering it to pay USD 16 billion to investment fund Burford Capital in connection with the case arising from the expropriation of YPF.

On November 21, 2023, Judge Loretta Preska ruled in favor of Argentina’s request, allowing Argentina not to deposit the USD 16 billion, but at the same time ordered Argentina to provide other assets, such as YPF shares, as collateral to prevent seizures.

Subsequently, Burford Capital formally requested that the District Court order Argentina to deliver the Class D shares of YPF held by the Argentine state to Burford Capital in partial satisfaction of the District Court judgment. Argentina opposed this motion.

On June 30, 2025, Judge Loretta Preska issued a ruling ordering Argentina to (i) transfer its Class D shares of YPF to a global custody account at The Bank of New York Mellon in New York within 14 days from the date of the order; and (ii) instruct BNYM to initiate a transfer of Argentina’s ownership interests in its Class D shares of YPF to Burford Capital and Eton Park, or to whomever they designate, within one business day from the date the shares are deposited in the account. On July 14, 2025, Judge Loretta Preska denied Argentina’s request to stay the order requiring the transfer of 51% of YPF’s shares to Burford Capital and Eton Park. Following the decision on July 14, 2025, Argentina filed an appeal before the U.S. Court of Appeals for the Second Circuit, which on August 15, 2025, issued a ruling favorable to the country. This ruling is not a decision on the merits but a procedural resolution that suspends Judge Preska’s order, allowing Argentina to continue with the appeal without having to deliver YPF shares or other assets as collateral.

Subsequently, on July 29, 2025, Judge Loretta Preska issued a series of orders seeking discovery related to the trial over the nationalization of 51% of YPF and the means to seize assets of Argentina and its state-owned companies. Among these orders, the judge requested access to the WhatsApp messages and emails of the Minister of Economy, Luis Caputo, and his predecessor, Sergio Massa.

As of the date of this Annual Report, the judgment has not been enforced. A favorable ruling was obtained from the High Commercial Court of Ireland on August 18, 2025, which rejected the plaintiffs’ request to enforce the YPF case judgment in Ireland. In September 2025, Judge Loretta Preska denied a request by YPF and Argentina to block the discovery of information, bringing Burford Capital closer to being able to seek the attachment of YPF’s assets. The order includes the obligation to provide documents, emails, and messages that could demonstrate that YPF acts as the “alter ego” of the Argentine Government, which would allow the plaintiffs to extend the enforcement of the judgment to YPF’s assets if Argentine Government’s liability is confirmed.

In October 2025, Argentina filed its brief before the U.S. Court of Appeals for the Second Circuit, and the Court scheduled the oral hearing for October 29, 2025. In addition, Argentina obtained the support of twelve foreign governments and international organizations that filed amicus curiae in favor of Argentina’s position including the United States, Spain, Mexico, Brazil, Chile, and the Organization of American States, among others.

Although the Argentine Government has publicly expressed its intention to appeal in all available instances, and despite these favorable rulings that allow it to continue its defense without enforcing the judgment, the effect that a potential final decision may have on public finances and on the Argentine economy in general remains uncertain.

In January 2025, Argentina suffered another legal setback in the United States in connection with its longstanding dispute over defaulted debt. The U.S. Supreme Court rejected the country’s appeal and authorized the seizure of Argentine assets totaling USD 310 million, which were held in accounts at the Federal Reserve in New York, Germany, and Switzerland.

The litigation originated from the default on Brady bonds and other securities following the 2001 crisis. These bonds had been issued in the 1990s as part of a debt restructuring but went into default when Argentina declared the largest sovereign default in its history. Although the country carried out debt restructurings in 2005, 2010, and 2016, certain creditors (including investment funds that had purchased the defaulted bonds, known as “vulture funds”) refused the exchanges and brought claims before U.S. courts seeking full repayment of their holdings. The U.S. Supreme Court’s 2025 ruling upholds earlier decisions by lower courts that had already ruled in favor of the plaintiffs, consistent with the landmark 2014 case in which Argentina was ordered to pay the holdouts. This decision comes amid a challenging economic environment for the country, with limited international reserves and ongoing negotiations with the IMF. While the government may explore legal or diplomatic alternatives to prevent further seizures, the ruling increases pressure from creditors on Argentina and reignites debate over the consequences of its historic default. We cannot assure that new litigation will not be brought against Argentina, nor that any such new cases will not affect the Argentine economy and our business.

Any downgrade in Argentina's credit rating or rating outlook could adversely affect both the rating and the market price of the Company’s shares

As of the date of this Annual Report, Argentina’s long-term foreign currency debt is rated “CCC (Stable)” by S&P and “CCC+” by Fitch.

On February 6, 2025, S&P ratified Argentina’s long- and short-term foreign and local currency sovereign ratings at “CCC/C,” maintaining a stable outlook, confirmed the national scale rating at “raB+,” and improved the transfer and convertibility assessment from “CCC” to “B-,” reflecting a slight improvement in foreign currency access conditions.

On June 23, 2025, Morgan Stanley Capital International published a new report corresponding to its annual market review, in which it maintained Argentina’s credit rating as a “standalone” market. This is the lowest rating the institution assigns to national markets and is based, as explained in its “market accessibility” report, on “the persistence of certain restrictions that continue to hinder foreign investors’ access to the Argentine market.” The institution considers Argentina a “potential candidate” for a future reclassification, although it notes that it does not meet the “minimum liquidity requirements” and that its markets are “currently partially or fully closed to foreign investors. On July 17, 2025, Moody’s Ratings (Moody’s) upgraded Argentina’s sovereign rating from “Caa3” to “Caa1,” while raising the local currency ceiling from “B3” to “B1” and the foreign currency ceiling from “Caa1” to “B2.” This upgrade was supported by the liberalization of exchange and capital controls, as well as the approval of a new agreement with the IMF, factors that strengthen foreign currency liquidity and reduce the risk of credit events. Moody’s also highlighted the disinflation process, fiscal adjustment, and progress on structural reforms aimed at correcting macroeconomic distortions and promoting external sustainability.

Notwithstanding the foregoing, a downgrade, suspension, or withdrawal of Argentine companies’ credit ratings could give rise to the following consequences, among others: (i) an increase in financing costs and other fundraising difficulties; (ii) the need to provide additional guarantees in connection with financial market operations; and (iii) the termination or cancellation of existing agreements.

Climate change-related risks may adversely affect Argentina’s economy

The Argentine economy may be affected by climate related events, including droughts, wildfires, and severe flooding, which are unpredictable and may be exacerbated by the effects of climate change. The risks associated with climate change could manifest in difficulties of Argentina to access capital due to public image issues with investors and increased costs to the Argentine Government due to the implementation of energy transition policies which may lead to increasing electrification in urban mobility.

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

As of June 30, 2025, our consolidated financial gross debt amounted to ARS 647,128 million. We are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

As of June 30, 2025, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with our debt service and fund operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 6.2% of our revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully release the affected space, could have a material adverse effect on both the operating revenue and underlying value of the properties involved.

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

In September 2021, Evergrande, one of China’s largest real estate companies, announced that it would be unable to meet its debt obligations. Since then, the markets have been negatively impacted by the announcement. In August 2023, Evergrande filed for bankruptcy, seeking recognition of foreign restructuring proceedings before the High Court of Hong Kong and the High Court of the Eastern Caribbean Supreme Court of the British Virgin Islands. In January 2024, the High Court of Hong Kong ordered Evergrande to liquidate its subsidiary in mainland China following a failed attempt to restructure USD 300 billion owed to its creditors. Following that liquidation order, trading of its shares was suspended and has since remained halted due to non-compliance with the requirements for resumption. Finally, on August 25, 2025, after trading in its shares had remained suspended for more than 18 months, Evergrande was delisted from the Hong Kong Stock Exchange.

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

Our business is mainly driven by consumer spending since a portion of the revenue from our Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, our revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption both of which experienced significant declines during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

According to INDEC, as of July 2025, the manufacturing industrial production index for textiles, apparel, leather and footwear declined by 1.1% compared to the same month of the previous year, while the cumulative figure for January–July 2025 shows an increase of 5.8% compared to the same period in 2024. Meanwhile, national consumption in shopping centers, at current prices in June 2025, reached a total of ARS 592,710.3 million, representing an increase of 27.8% compared to the same month of the previous year. In addition, according to INDEC, during the second quarter of 2025, public consumption increased by 1.1% while private consumption decreased by 1.1% (both measured against the previous quarter in seasonally adjusted terms).

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

•	Operational risks: severe weather events could directly impact business continuity and operations both of customers and our operations.

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

•

Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our client vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

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

•

construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs; and

•	changes in our tenants’ demand for rental properties outside of Buenos Aires.

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

In this context, Arcos del Gourmet S.A., one of our subsidiaries, is involved in proceedings related to zoning and environmental regulations, as well as the revocation of its concession agreement concerning the “Distrito Arcos” shopping mall in Buenos Aires. Although the shopping mall continues to operate normally, an unfavorable outcome in these proceedings, including the potential loss of the concession, could adversely affect our business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arcos del Gourmet”.

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

As of June 30, 2025, 59.3% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2025, we had fair value loss on investment properties of ARS 2,500 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2025, the majority of our liabilities, such as our Series XIV, XVI (which was paid on July 25, 2025), XVII, XVIII, XX, XXII, XXIII and XXIV Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars. In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects the results of our operations and financial conditions and may increase the collection risk of our leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

As of June 30, 2025, we own 50% of the equity of Puerto Retiro. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of June 30, 2025, we hold approximately 29.12% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through CRESUD. As of June 30, 2025, such beneficial ownership consisted of 412,158,780 common shares held by CRESUD. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2025, Mr. Eduardo S. Elsztain also beneficially owned approximately 57.4% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of June 30, 2025, IRSA owned approximately 29.12% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 3,533,572 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and by provincial governments as well as loans granted to these governments. According to the Banks Report published by the Central Bank, loans to the public sector represent 27.5% of the financial sector's assets as of June 2025.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2025, Banco Hipotecario’s total exposure to the public sector was ARS 1,426,663 million, which represented 40% of its assets as of that date, and the total exposure to securities issued by the Central Bank was USD 255,883, which represented less than 0.001% of its total assets as of June 30, 2025.

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

Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

The Consumer Protection Law and its amendments, along with the Credit Card Law and Central Bank regulations, establish rules aimed at protecting consumers, including Banco Hipotecario’s customers. The Argentine Civil and Commercial Code also includes provisions that favor consumers. The increasing enforcement of these laws by authorities and courts could negatively affect Banco Hipotecario's ability to collect payments, thereby impacting its operating results.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. CRESUD, which as of June 30, 2025, owned approximately 54.1% (without considering treasury shares) of our common shares (or approximately 412,158,780 common shares which may be exchanged for an aggregate of 41,215,878 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2025, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for them, as well as reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541 and Law No. 27,630, dividends distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine estates, resident individuals, resident undivided estates and foreign beneficiaries are subject to income tax at a 7% rate on profits accrued in fiscal years starting on January 1, 2018 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that GDS Depositary for the GDSs may hold the Pesos it cannot convert for the account of the GDS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. For more information, please see “Item 10. Additional Information—D Exchange Controls” and “Item 3. Key Information – D. Risk Factors”.

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

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

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

On May 12, 2021, we issued an aggregate of 80,000,000 warrants to purchase 80,000,000 of our common shares, and will expire on May 12, 2026. Each warrant will be exercisable only if the common share rights or GDS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina). As of the date of this Annual Report, there are 53,853,144 warrants outstanding.

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, and as an item on the agenda, it was decided to consider the subscription of an addendum to the warrant agreement dated April 29, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. For more information, see “Item 4. Information on the Company —A. History and Development of the Company— Recent Developments— General Ordinary and Extraordinary Shareholders’ Meeting.”

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

As of June 30, 2025, we own 16 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Terrazas de Mayo (acquired in December 2024), Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping (through a joint venture), Alto Comahue Shopping and Patio Olmos (operated by a third party), totaling 371,242 sqm of GLA.

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to initiate the investment in this segment, through the acquisition of premium buildings.

In 2007, through Pamsa, we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional buildings. This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through Pamsa, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the LEED Gold Core & Shell certification.

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “261 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total GLA of 35,000 sqm, 318 parking spaces, services and amenities and obtained the LEED Gold Core & Shell certification. As of June 30, 2025, we own 3,740 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of June 30, 2025, we own a participation in five office buildings of rental office property totaling 58,074 sqm of GLA.

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

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, previously known as “Costa Urbana” or “Solares de Santa María.” After more than 20 years since we acquired the property on December 21, 2021, a law was passed by the City of Buenos Aires approving the regulations for the development of the property named “Ramblas del Plata.” The Company will have a construction capacity of approximately 866,806 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the government of the Autonomous City of Buenos Aires. During the fiscal year ended June 30, 2025, we signed 2 sale agreements and 11 barter contracts with various developers for 13 lots of the extended first phase of “Ramblas del Plata” project, on July 17, 2025, IRSA executed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the plots. The plots have an estimated saleable area of 110,585 square meters, and the transactions amount to approximately USD 81,1 million. “Phase I” extended consists of 20 lots totaling approximately 163,800 square meters, which represents 23.4% of the project’s total saleable area, and currently, seven lots remain available for commercialization.

We are currently developing the project called “Polo Dot,” through Pamsa, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and the recently opened Zetta building) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 sqm of GLA. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office and hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones we have done in the past with attractive income levels and high occupancy. Additionally, on the plot where the Zetta Building is located, we have a surplus buildable surface of 15,940 sqm, where alternatives are being analyzed to develop a mixed-use project.

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

In April 2022, as part of the payment for the sale of the Republica Building, we acquired a property, which is made up of four plots and has a frontage of 851 meters on the Buenos Aires - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm. On December 11, 2023, we signed a barter agreement pursuant to which we transferred the land for a real estate project to be developed on the property, for more information see “Item 4. Information on the Company – Business Overview – Sale and Development of Properties and Land Reserves – Intangibles – Units to be received under barter agreements – Ezpeleta Plot – Quilmes, Buenos Aires.”

In December 2022, we acquired from the GCBA by public auction a property located at Paseo Colón 245 and 12 parking spaces located at Paseo Colón 275, which is close to “Casa Rosada”, the Argentine Government headquarters. The property, with mixed-use potential, has 13 stories in a covered area of approximately 13,700 sqm and a basement with parking lots.

Others

Over the years, we have acquired equity interests in Banco Hipotecario. As of June 30, 2025, our equity interest in Banco Hipotecario was 29.1%. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave, whose main asset is a 34-story building with 59,000 sqm of GLA named Lipstick Building, located at 885 Third Avenue, New York, and in a hotel real estate investment trust. As of June 30, 2025, we no longer have any interest in these assets.

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDBD. We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of June 30, 2025, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares, representing 0.8% of its capital stock.

Also, as of June 30, 2025, we own, indirectly, 27.28% of GCDI (previously TGLT) capital stock, a construction and real estate company listed on the ByMA.

In order to expand our business to digitalization, on October 8, 2018, we incorporated We are Appa S.A. (former Pareto S.A.), with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2025, IRSA’s interest in We are Appa S.A. was 93.63%. Also, as of June 30, 2025, we indirectly have a participation of 2.71% in Avenida Inc., a company dedicated to the e-commerce business.

Significant acquisitions, dispositions and development of business

Purchase of property adjacent to Alto Avellaneda shopping mall

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was USD 12.2 million (ARS 14,636 million), of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sale agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the seller for a term of 3 years.

This transaction has been recognized as an addition in the line item “Investment Properties” of our Audited Consolidated Financial Statements.

“261 Della Paolera” floor sale

On October 15, 2024, a deed was signed for the sale of a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking units in the same building.

The transaction price was approximately USD 7.1 million (MEP) (USD/sqm 6,000), equivalent to ARS 8,558 million, of which USD 6.0 million has already been collected, and the remaining USD 1.1 million, guaranteed with a mortgage, will be collected in 24 monthly installments at an annual interest rate of 8%. See Note 9 to our Audited Consolidated Financial Statements.

After this transaction, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,740 sqm in addition to parking lots and other complementary spaces.

This transaction has been recognized as a disposal in the line item “Investment Properties” of our Audited Consolidated Financial Statements and generated a gain of ARS 5,340 million, which has been recognized in the line item “Net gain from fair value changes of investment properties” of our Audited Consolidated Financial Statements.

Purchase of Shopping Mall “Terrazas de Mayo”

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 85 stores, 20 stands and a built-up area of 33,703 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the transaction was USD 27.75 million (ARS 34,335 million), of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed, and the remaining 20% will be paid 36 months after signing the deed. Implicit interest has been segregated for a total of USD 1.5 million.

This transaction has been recognized as an addition in the line items “Investment Properties” (ARS 33,530 million), “Intangible Assets” (ARS 796 million), and “Property, Plant and Equipment” (ARS 9 million) of our Audited Consolidated Financial Statements.

Sale of lots and barter agreements – "Ramblas del Plata"

On January 27, 2025, IRSA signed two sales agreements for two lots. The total price of both transactions was approximately USD 23.4 million (ARS 28,138 million), of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possessions.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million (ARS 45,197 million), which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

During May 2025, IRSA signed three barter agreements for three lots. The transaction price was approximately USD 12.2 million (ARS 14,554 million), with a 5% down payment to IRSA upon signing. The balance will be paid upon signing the deeds and delivery of possession.

These barter transactions have been recognized as a transfer between the line items “Investment Properties” and “Properties Held for Sale” of our Audited Consolidated Financial Statements.

For information of significant acquisitions, dispositions and development of business after June 30, 2025, please see “Item 4. Information on the Company —A. History and Development of the Company —Recent Developments”.

Recent Developments

Acquisition of “Al Oeste Shopping”

On September 17, 2025, we informed that the Company has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

With this acquisition, the Company’s shopping mall portfolio now includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, at 12:30 p.m. at first call, and at 01:30 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of law no. 19,550 for the fiscal year ended June 30, 2025.

3. Consideration of the financial results for the fiscal year ended June 30, 2025, amounting to a profit of ARS 195,677,675,452.86. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 164,000,000,000.

4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2025.

5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2025.

6. Consideration of compensation payable to the Board of Directors ARS 18,192,594,071.06 (total compensation) in excess of ARS 7,988,274,783.50 over the five percent (5%) limit of accrued profits pursuant to section 261 of law no. 19,550 and related regulations, in view of the proposed dividend distribution.

7. Consideration of compensation payable to the Supervisory Committee for ARS 31,559,086 for the fiscal year ended June 30, 2025.

8. Determination of the number and appointment of regular Directors and alternate Directors, and determination of their terms of office for up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of certifying accountants for the fiscal year ending June 30, 2026.

11. Approval of compensation payable to Certifying Accountants for the fiscal year ended June 30, 2025.

12. Treatment of the amounts paid as personal assets tax by the Company acting as substitute responsible party on behalf of the shareholders.

13. Consideration of the subscription of an addendum to the warrant agreement dated April 29, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. Delegation to the Board of Directors for its implementation with the broadest powers.

14. Consideration of the annual budget for the implementation of the Audit Committee’s annual plan.

15. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, BYMA, Caja de Valores S.A. and the IGJ.

Exercise of Warrants

On September 30, 2025, we informed that between September 17, 2025, and September 25, 2025, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 10,536,907 common shares of the Company were issued with a face value of ARS 10.00. As a result of the exercise, USD 3,073,616 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 762,520,793 to 773,057,700 with a face value of ARS 10.00, and the new number of outstanding warrants decreased from 60,964,074 to 53,853,144.

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

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 1,463,412 million and ARS 965,833 million as of June 30, 2025 and 2024, respectively, representing 53.4% and 35.6% of our operating assets at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 270,531 million and ARS 250,468 million for the fiscal years ended June 30, 2025, and 2024, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices. Our Offices segment had assets of ARS 253,379 million and ARS 423,691 million as of June 30, 2025 and 2024, respectively, representing 9.2% and 15.6% of our operating assets at such dates, respectively. Our Offices segment generated revenues of ARS 20,065 million and ARS 22,646 million for the fiscal years ended June 30, 2025 and 2024, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 45,233 million and ARS 44,158 million as of June 30, 2025 and 2024, respectively, representing 1.6% and 1.6% of our operating assets, respectively. Our Hotels segment generated revenues of ARS 64,596 million and revenues ARS 85,840 million for the fiscal years ended June 30, 2025, and 2024, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 800,685 million and ARS 1,094,535 million as of June 30, 2025 and 2024, respectively, representing 29.2% and 40.4% of our operating assets, respectively. Our Sales and Developments segment generated revenues of ARS 12,761 million and ARS 12,891 million for the fiscal years ended June 30, 2025 and 2024, respectively.

Our “Others” Segment includes the entertainment activities through La Arena S.A., La Rural S.A. y Centro de Convenciones Buenos Aires, We Are Appa and the financial activities carried out by Banco Hipotecario and BACS, as well as other investments in associates. Our “Others” segment had assets of ARS 178,912 million and ARS 183,698 million as of June 30, 2025 and 2024, respectively, representing 6.5% and 6.8% of our operating assets, respectively. Our Others segment generated revenues of ARS 6,709 million and ARS 5,357 million for the fiscal years ended June 30, 2025 and 2024, respectively.

Overview

Shopping Malls

As of June 30, 2025, we operated and owned a majority interest in a portfolio of, 16 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three of which are located in the greater Buenos Aires area (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén.

As of June 30, 2025, our portfolio’s leasable area totaled 371,242 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 3,062,900 million in the fiscal year 2025, 2.8% lower than 2024, and ARS 3,151,757 million in the fiscal year 2024. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

As a subsequent event, on September 17, 2025, we informed that the Company acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires. The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched during next year. “Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

With this acquisition, the Company’s shopping mall portfolio now includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm. See “Item 4. Information on the Company —A. History and Development of the Company —Recent Developments— Acquisition of “Al Oeste Shopping.”

The following table shows certain information about our shopping malls as of June 30, 2025:

Shopping malls	Date of acquisition/ development	Location	GLA (1)	Number of stores	Occupancy rate (2)		Our ownership interest (3)	Rental revenue
			(sqm)		(%)		(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,715	139	98.9		100	38,730
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	37,253	153	98.9		100	37,854
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,849	121	93.0		100	28,201
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,845	106	98.4		100	23,514
Patio Bullrich	Oct‑98	City of Buenos Aires	11,472	89	91.0		100	11,763
Dot Baires Shopping	May‑09	City of Buenos Aires	48,373	159	99.3		80	26,648
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,673	72	100.0		100	13,647
Distrito Arcos	Dec‑14	City of Buenos Aires	14,502	62	100.0		90.0	18,310
Terrazas de Mayo	Dec-24	Buenos Aires Province	33,703	85	88.6		100	2,783
Alto Noa Shopping	Mar‑95	Salta	19,428	83	96.4		100	8,080
Alto Rosario Shopping	Nov‑04	Santa Fe	35,039	128	100.0		100	26,433
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,511	117	97.8		100	12,240
Córdoba Shopping	Dec‑06	Córdoba	15,604	98	99.3		100	9,113
La Ribera Shopping	Aug‑11	Santa Fe	10,572	67	92.0		50	2,460
Alto Comahue	Mar‑15	Neuquén	11,703	82	99.1		99.95	9,079
Patio Olmos (5)	Sep‑07	Córdoba	—	—	—			—
Total			371,242	1.561	97.7	(6)		268,855

____________

(1)	Corresponds to GLA at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective ownership interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto.
(5)	Does not include the rental revenues of Patio Olmos. We own the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(6)	Excluding Terrazas de Mayo.

Tenant retail sales

During the fiscal year 2025, the sales of our shopping malls tenants reached ARS 3,062,900 million, decreasing by 2.8% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires decreased a 4.3% compared to previous fiscal year, from ARS 2,237,794 million to ARS 2,142,254 million during the fiscal year 2025, while those in the interior of the country increased by 0.7% compared to previous fiscal year, from ARS 913,963 million to ARS 920,646 million during the fiscal year 2025.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Alto Palermo	354,725	409,246	432,597	356,542	132,501
Abasto Shopping	399,402	427,034	471,889	364,252	117,099
Alto Avellaneda	343,522	325,486	323,055	255,450	96,446
Alcorta Shopping	207,171	237,152	254,672	243,710	101,472
Patio Bullrich	107,006	131,228	141,045	129,068	65,590
Dot Baires Shopping	276,459	266,262	265,300	226,122	89,549
Soleil Premium Outlet	193,646	196,182	175,632	161,575	77,231
Distrito Arcos	209,493	245,204	246,426	209,681	113,671
Terrazas de Mayo	50,830	—	—	—	—
Alto Noa Shopping	113,330	125,855	135,030	128,811	95,644
Alto Rosario Shopping	338,666	330,115	373,557	337,113	202,512
Mendoza Plaza Shopping	193,527	192,827	202,127	191,229	164,907
Córdoba Shopping Villa Cabrera	101,243	105,782	117,459	107,425	67,111
La Ribera Shopping (2)	51,428	51,290	59,246	51,254	24,952
Alto Comahue	122,452	108,094	100,730	81,193	36,879
Total	3,062,900	3,151,757	3,298,765	2,843,425	1,385,564

____________

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner with a 50% ownership stake.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Clothes and footwear	1,676,386	1,825,399	1,928,404	1,700,925	770,864
Entertainment	89,913	83,808	94,307	67,880	10,482
Home and decoration	80,016	76,655	81,119	76,937	39,799
Home Appliances	371,064	364,942	365,464	268,891	105,739
Restaurants	414,795	406,805	382,356	427,579	219,408
Miscellaneous	76,741	71,769	57,412	45,810	19,353
Services	342,241	321,269	389,703	255,403	160,845
Department Store (2)	11,744	1,110	—	—	59,074
Total	3,062,900	3,151,757	3,298,765	2,843,425	1,385,564

____________

(1)

Sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping mall, although in certain cases we own a percentage of less than 100% of said shopping centers. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Currently includes “Ronda”, a multipurpose store located in Dot Baires, composed of 70% gastronomy, 25% entertainment and 5% clothing.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the fiscal years indicated:

	As of June 30,
	2025		2024	2023	2022	2021
	(%)
Alto Palermo	98.9		99.4	100.0	98.0	98
Abasto Shopping	98.9		99.5	99.5	98.9	100
Alto Avellaneda	93.0		93.7	92.5	81.4	65
Alcorta Shopping	98.4		99.9	96.1	99.7	91
Patio Bullrich	91.0		91.2	92.7	92.4	88
Dot Baires Shopping	99.3		99.3	98.6	83.5	81
Soleil Premium Outlet	100.0		100.0	100.0	100.0	90
Distrito Arcos	100.0		100.0	100.0	100.0	100
Terrazas de Mayo	88.6		—	—	—	—
Alto Noa Shopping	96.4		99.4	100.0	96.7	98
Alto Rosario Shopping	100.0		93.7	93.8	96.3	95
Mendoza Plaza Shopping	97.8		98.6	99.1	91.1	97
Córdoba Shopping Villa Cabrera	99.3		99.5	97.7	100.0	91
La Ribera Shopping	92.0		91.7	96.8	97.1	96
Alto Comahue	99.1		99.4	96.7	97.4	92
Total	97.7	(1)	97.6	97.4	93.1	89.9

____________

(1)	Excluding Terrazas de Mayo.

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in ARS)
Alto Palermo	1,316,422	1,367,639	1,424,708	1,136,992	484,504
Abasto Shopping	737,605	737,952	770,568	564,617	189,656
Alto Avellaneda	581,345	518,586	530,761	368,740	132,081
Alcorta Shopping	1,023,667	1,036,662	1,081,811	968,942	426,257
Patio Bullrich	697,847	773,999	807,697	556,231	235,932
Dot Baires Shopping	375,561	334,193	346,363	272,223	85,002
Soleil Premium Outlet	722,424	691,097	606,776	520,939	238,424
Distrito Arcos	942,908	1,011,920	1,014,587	810,261	468,467
Terrazas de Mayo	74,245	—	—	—	—
Alto Noa Shopping	336,250	336,799	336,764	298,355	194,851
Alto Rosario Shopping	628,738	581,031	648,623	589,304	322,773
Mendoza Plaza Shopping	249,765	223,886	234,591	195,789	137,697
Córdoba Shopping Villa Cabrera	472,892	451,338	476,927	402,553	235,430
La Ribera Shopping	183,977	171,927	179,540	130,429	39,988
Alto Comahue	650,688	552,748	490,554	362,778	93,621

____________

(1)	Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2025 and 2024, we can observe a recovery in rental income, which represented approximately 56% of the segment’s income, while percentage rent, which depends on the sales of our tenants, represented approximately 20% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal years ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	150,216	107,689	98,811	65,919	45,070
Percentage rent	52,998	86,850	101,091	93,523	26,423
Total rent	203,214	194,539	199,902	159,442	71,493
Non-traditional advertising	11,277	8,438	5,372	4,445	2,010
Revenue from admission rights	26,946	24,182	20,740	15,669	14,426
Fees	2,487	2,224	2,155	2,337	2,465
Parking	14,830	11,665	10,847	6,433	683
Commissions	9,869	7,855	5,941	4,590	3,294
Other.	232	275	427	471	3,282
Subtotal	268,855	249,178	245,384	193,387	97,653
Other revenues (1)	1,676	1,290	339	181	166
Adjustments and eliminations	—	—	—	—	(368)
Total	270,531	250,468	245,723	193,568	97,451

____________

(1)

As of June 30, 2025, includes ARS 243.2 million attributable to Patio Olmos, ARS 411.7 million attributable to production sponsorship income (BAF), and ARS 1,022.6 million from Re! Outlet stands revenue.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Alto Palermo	38,730	38,299	38,745	30,877	14,452
Abasto Shopping	37,854	36,320	35,990	25,517	10,376
Alto Avellaneda	28,201	24,721	24,102	17,388	8,453
Alcorta Shopping	23,514	23,025	22,274	18,949	8,832
Patio Bullrich	11,763	12,005	12,276	8,579	3,874
Dot Baires Shopping	26,648	22,360	21,093	16,135	8,163
Soleil Premium Outlet	13,647	12,650	11,158	9,525	4,542
Distrito Arcos	18,310	18,699	18,125	14,529	7,604
Alto Noa Shopping	8,080	7,527	7,320	6,444	4,413
Alto Rosario Shopping	26,433	24,443	26,215	22,879	13,457
Mendoza Plaza Shopping	12,240	11,024	11,007	9,449	7,055
Córdoba Shopping Villa Cabrera	9,113	8,443	8,428	6,858	4,309
La Ribera Shopping (2)	2,460	2,263	2,228	1,555	580
Alto Comahue	9,079	7,399	6,423	4,703	1,543
Terrazas de Mayo	2,783	—	—	—	—
Subtotal	268,855	249,178	245,384	193,387	97,653
Other revenues (3)	1,677	1,290	339	181	166
Reconciliation adjustments	—	—	—	—	(368)
Total	270,532	250,468	245,723	193,568	97,451

____________

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	Through our joint venture Nuevo Puerto Santa Fe S.A.
(3)

As of June 30, 2025, includes ARS 243.2 million attributable to Patio Olmos, ARS 411.7 million attributable to production sponsorship income (BAF), and ARS 1,022.6 million from Re! Outlet stands revenue.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2025, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2025
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	54	12,719	—	—	—
Expired in-force	30	11,697	3.0	1,610	1.1
2026	450	80,906	20.8	44,676	30.2
2027	500	77,529	19.9	35,710	24.1
2028	351	72,362	18.6	41,174	27.9
2029 and subsequent years	181	148,174	37.7	24,752	16.7
Total (3)	1,512	390,668	100.0	147,922	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2025, of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2025:

				Average annual base rent per sqm
Type of business	Number of agreements renewed	Annual base rent	Annual admission rights	New and renewed	Former agreements	Number of non‑renewed agreements (1)	Annual base rent amount per sqm Non‑renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(ARS/sqm)
Clothing and footwear	321	30,949	6,297	770,002	458,002	518	550,354
Miscellaneous (2)	75	6,662	1,505	814,633	464,646	164	478,511
Restaurant	57	4,512	818	611,865	385,582	179	585,929
Services	18	814	99	167,309	94,480	40	149,783
Home appliances	45	5,443	788	612,296	348,077	51	460,220
Home and decoration	30	1,995	361	375,559	211,167	37	127,172
Supermarket	1	283	—	45,949	20,076	3	14,705
Entertainment	12	2,072	123	134,883	64,902	24	58,754
Total (3)	559	52,730	9,991	547,380	318,082	1,016	335,776

__________________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) as of June 30, 2025 represents approximately 9.3% of our gross leasable, 10.6% of the annual basic rent of the shopping mall for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	GLA
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.1	10,771	2.9
Nike	Clothes and footwear	3.4	6,994	1.9
Adidas	Clothes and footwear	2.9	6,150	1.7
McDonald’s	Restaurant	2.8	5,145	1.4
Puma	Clothes and footwear	2.6	5,242	1.4
Total		17.8	34,302	9.3

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 139-store shopping mall that opened in 1990 in Palermo, a well-known middle class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station, which we believe makes it very attractive for visitor. Alto Palermo has a total constructed area of 69,457 square meters (including parking) that consists of 20,715 square meters of GLA spread out over six levels and has a 642-car pay parking space of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. The shopping center was reconverted in 2021, after a 5,000 sqm expansion work, the renovation of most of its premises, and the entry of a differential gastronomy with proposals such as Il Quotidiano, Mooi and Base.

During the fiscal year ended June 30, 2025, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 354,725 million, 13.3% lower than the turnover in real terms during the same period of fiscal year 2024. Sales per square meter reached ARS 17,124,065. Total rental income decreased from ARS 28,355 million in real terms for fiscal year ended June 30, 2024, to ARS 27,271 million for fiscal year ended June 30, 2025, which represents an annual revenue per gross leasable square meter of ARS 1,367,639 in fiscal year 2024 and ARS 1,316,422 in fiscal year 2025.

As of June 30, 2025, Alto Palermo’s occupancy rate was 98.9%.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	225,219	63.5	12,672	61.2
Home	6,335	1.8	500	2.4
Restaurant	37,963	10.7	3,391	16.4
Miscellaneous	57,460	16.2	1,548	7.5
Services	10,758	3.0	1,807	8.7
Home appliances	16,990	4.8	797	3.8
Total	354,725	100.0	20,715	100.0

_____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenue

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2023	2022	2021	2020
	(in millions of ARS)
Base rent	20,990	16,266	15,292	11,883	7,003
Percentage rent (1)	6,281	12,089	14,100	11,437	2,703
Total rent	27,271	28,355	29,392	23,320	9,706
Non-traditional advertising	2,902	1,996	1,595	1,818	502
Revenue from admission rights (2)	4,596	4,429	3,957	3,025	3,035
Fees	376	346	336	368	378
Parking	2,269	2,030	2,549	1,555	124
Commissions	1,312	1,133	901	772	694
Other	4	10	16	23	14
Total (3)	38,730	38,299	38,746	30,881	14,453

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 153-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with 37,253 square meters of GLA (40,986 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping mall in Argentina in terms of GLA.

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

During the fiscal year ended June 30, 2025, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 399,402 million, 6.5% lower than sales in real terms recorded in fiscal year 2024, representing sales per square meter of approximately ARS 10,721,338. Total rental income increased from ARS 27,427 million in real terms for the fiscal year ended June 30, 2024, to ARS 27,478 million for fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 737,952 in fiscal year 2024 and ARS 737,605 in fiscal year 2025.

As of June 30, 2025, Abasto Shopping’s occupancy rate was 98.9%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2025:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	193,182	48.4	14,765	39.6
Entertainment	19,284	4.8	12,649	34.0
Home	3,304	0.8	372	1.0
Restaurant	55,660	13.9	3,294	8.8
Miscellaneous	48,263	12.1	2,439	6.5
Services	4,211	1.1	806	2.2
Home appliances	75,498	18.9	2,928	7.9
Total	399,402	100.0	37,253	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenue

The following table sets forth selected information relating to the revenue of Abasto Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	20,992	15,377	14,292	8,878	5,237
Percentage rent (1)	6,486	12,050	14,348	12,106	1,740
Total rent	27,478	27,427	28,640	20,984	6,977
Non-traditional advertising	1,755	1,216	740	482	244
Revenue from admission rights (2)	3,545	3,378	2,875	1,808	2,030
Fees	410	381	368	404	425
Parking	3,456	2,823	2,413	1,284	88
Commissions	1,180	1,089	896	534	336
Other	30	6	57	20	276
Total (3)	37,854	36,320	35,989	25,516	10,376

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 121-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 39,849 square meters of GLA. The shopping mall has a multiplex cinema with eight screens, including the largest XD room in the country, an entertainment center (Neverland Sports & Play), and a food court with 18 restaurants. The shopping mall has 2,400-car free parking spaces consisting of 53,203 square meters.

On August 1, 2024, we acquired a property adjacent to the Alto Avellaneda shopping mall, which has a total area of 86,861 sqm and a constructed area of 32,660 sqm, with potential for future expansion.

During the fiscal year ended June 30, 2025, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 343,522 million, which represents a year-on-year increase of 5.5% in real terms. Sales per square meter was ARS 8,620,593. Total rental income decreased from ARS 20,631 million in real terms for fiscal year ended June 30, 2024, to ARS 23,166 million for fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 518,586 in fiscal year 2024 and ARS 581,345 in fiscal year 2025.

As of June 30, 2025, Alto Avellaneda’s occupancy rate was 93.0%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	173,203	50	16,607	41.7
Entertainment	9,643	3	10,275	25.8
Home	11,825	3	902	2.3
Restaurant	44,824	13	4,658	11.7
Miscellaneous	38,393	11	2,420	6.1
Services	1,906	1	2,805	7.0
Home appliances	63,728	19	2,182	5.5
Total	343,522	100.0	39,849	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenue

The following table sets forth selected information relating to revenue for Alto Avellaneda for the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
		(in millions of ARS)
Base rent	16,639	11,460	10,872	6,133	3,615
Percentage rent (1)	6,527	9,171	10,070	8,598	1,652
Total rent	23,166	20,631	20,942	14,731	5,267
Non-traditional advertising	628	577	368	368	99
Revenue from admission rights (2)	2,717	2,361	1,782	1,564	1,896
Fees	332	301	290	311	336
Parking	194	—	—	—	—
Commissions	1,134	846	694	389	357
Other	30	5	25	25	498
Total (3)	28,201	24,721	24,101	17,388	8,453

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 106-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,845 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with 14 restaurants, 2 exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking spaces for 1,137 cars and an additional parking space in front of the main building with space for 435 vehicles.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2025, the public that visited the Alcorta Shopping mall generated real retail sales that totaled approximately ARS 207,171 million, which represents fiscal year sales of approximately ARS 13,074,850 per square meter and a year-on-year decrease of 12.6% in real terms. Total rental income increased from approximately ARS 16,440 million in real terms for fiscal year ended June 30, 2024, to ARS 16,220 million for fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 1,036,662 in fiscal year 2024 and ARS 1,023,667 in fiscal year 2025.

As of June 30, 2025, Alcorta Shopping’s occupancy rate was 98.4%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2025:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	131,836	63.6	7,618	48.1
Entertainment	1,281	0.6	1,435	9.1
Home	12,946	6.2	1,236	7.8
Restaurant	15,047	7.3	1,249	7.9
Miscellaneous	33,668	16.3	1,724	10.9
Services	7,646	3.7	2,504	15.8
Home appliances	4,747	2.3	79	0.5
Total	207,171	100.0	15,845	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenue

The following table sets forth selected information relating to the revenue of Alcorta Shopping during the following fiscal years:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	13,197	9,493	8,754	6,164	4,031
Percentage rent (1)	3,023	6,947	8,381	9,159	2,715
Total rent	16,220	16,440	17,135	15,323	6,746
Non-traditional advertising	1,307	1,117	538	404	145
Revenue from admission rights (2)	2,780	2,553	2,295	1,709	1,341
Fees	202	184	176	191	202
Parking	2,142	1,960	1,585	860	124
Commissions	849	711	461	446	269
Other	14	60	84	15	6
Total (3)	23,514	23,025	22,274	18,948	8,833

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is the oldest shopping mall of the City of Buenos Aires and opened in 1988 and it is located in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping mall has 89 stores and is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems.

Patio Bullrich has a total constructed area of 28,984 square meters (including parking) that consist of 11,472 square meters of GLA and common areas covering 12,472 square meters. The shopping mall is spread out over four levels and has paid parking spaces for 206 cars in an area consisting of approximately 4,600 square meters. The shopping mall has a four-screen multiplex cinema with 1,381 seats and soon a fifth luxury screen will be incorporated. In addition, it has the first Food Hall in Argentina that offers French and Italian gastronomy, patisserie, seafood and grill cuisine, and a “gourmet” market with specially selected premium brand products. From the point of view of its tenant mix, it concentrates the most important international and national luxury brands such as Salvatore Ferragamo, Hugo Boss, Bally, Omega, Etiqueta Negra, Jazmin Chebar, among others.

During the fiscal year ended June 30, 2025, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 107,006 million, which represents annual sales of approximately ARS 9,327,580 per square meter and a year-on-year decrease of 18.5% in real terms. Total rental income decreased from ARS 8,819 million in real terms for fiscal year ended June 30, 2024, to ARS 8,005 million for fiscal year ended June 30, 2025, which represents a monthly revenue per gross leasable square meter of ARS 773,999 in fiscal year 2024 and ARS 697,847 in fiscal year 2025.

As of June 30, 2025, Patio Bullrich’s occupancy rate was 91.0%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	69,778	65.2	5,645	49.3
Entertainment	391	0.4	1,485	12.9
Home	2,620	2.4	173	1.5
Restaurant	3,172	3.0	1,556	13.6
Miscellaneous	26,634	24.9	1,586	13.8
Services	3,484	3.3	977	8.5
Home appliances	927	0.9	50	0.4
Total	107,006	100.0	11,472	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenue

The following table sets forth selected information relating to the revenue of Patio Bullrich during the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	6,548	4,885	4,485	1,963	1,518
Percentage rent (1)	1,457	3,934	4,719	4,521	1,171
Total rent	8,005	8,819	9,204	6,484	2,689
Non-traditional advertising	498	259	124	166	88
Revenue from admission rights (2)	1,370	1,308	1,166	881	647
Fees	163	156	151	166	176
Parking	1,220	1,065	1,404	683	99
Commissions	506	395	217	176	155
Other	1	3	10	22	21
Total (3)	11,763	12,005	12,276	8,578	3,875

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 48,373 sqm constitute GLA, comprising 159 retail stores, a 10-screen multiplex cinema and parking space for 2,100 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2025, our equity interest in Panamerican Mall S.A. was 80%.

Dot Baires Shopping is a meeting point in the City of Buenos Aires where daily services, the best brands and differential proposals are offered.

During the fiscal year ended June 30, 2025, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 276,459 million, which represents a year-on-year increase of 3.8% in real terms and annual sales of approximately ARS 5,715,151 per square meter. Total rental income increased from ARS 16,048 million in real terms in the fiscal year ended June 30, 2024, to ARS 18,167 million in the fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 334,193 in fiscal year 2024 and ARS 375,561 in fiscal year 2025.

As of June 30, 2025, Dot Baires Shopping’s occupancy rate was 99.3%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2025:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	107,541	38.9	11,999	24.8
Department store	11,776	4.3	4,476	9.3
Entertainment	10,602	3.8	8,519	17.6
Home	7,163	2.6	3,634	7.5
Restaurant	44,840	16.2	2,155	4.5
Miscellaneous	41,059	14.8	6,904	14.2
Services	23,955	8.7	8,409	17.4
Home appliances	29,523	10.7	2,277	4.7
Total	276,459	100.0	48,373	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Dot Baires Shopping’s revenue

The following table sets forth selected information relating to the revenue of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	13,276	9,343	9,122	5,273	2,880
Percentage rent (1)	4,891	6,705	7,438	7,604	1,160
Total rent	18,167	16,048	16,560	12,877	4,040
Non-traditional advertising	1,674	995	652	326	166
Revenue from admission rights (2)	1,926	1,824	1,456	1,160	1,274
Fees	276	268	259	280	300
Parking	3,709	2,455	1,601	1,036	67
Commissions	892	760	538	435	347
Other	4	10	26	21	1,969
Total (3)	26,648	22,360	21,092	16,135	8,163

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,673 square meters of which are GLA, with a strong presence in the sports and leisure sector. It comprises 72 stores and 2,599 parking spaces. In addition, it has 6-screen multiplex cinemas, a supermarket and a food court.

During the fiscal year ended June 30, 2025, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 193,646 million, which represents annual average sales of approximately ARS 12,355,388 per square meter and a year-on-year turnover decrease of 1.3% in real terms. Total rental income increased from ARS 10,833 million in real terms for the fiscal year ended June 30, 2024, to ARS 11,324 million for the fiscal year ended June 30, 2025, representing annual income per gross leasable square meter of ARS 691,097 in fiscal year 2024 and ARS 722,424 in fiscal year 2025.

As of June 30, 2025, Soleil Premium Outlet’s occupancy rate was 100.0%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	160,544	82.9	11,036	70.5
Entertainment	4,039	2.1	3,262	20.8
Home	992	0.5	100	0.6
Restaurant	16,087	8.3	711	4.5
Miscellaneous	8,081	4.2	502	3.2
Services	791	0.4	—	—
Home appliances	3,112	1.6	62	0.4
Total	193,646	100.0	15,673	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Soleil Premium Outlet’s revenue

The following table sets forth selected information relating to the revenue of Soleil Premium Outlet during the following periods:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	7,164	5,362	4,739	3,486	2,549
Percentage rent (1)	4,160	5,471	4,771	4,714	1,072
Total rent	11,324	10,833	9,510	8,200	3,621
Non-traditional advertising	216	255	217	88	57
Revenue from admission rights (2)	1,528	1,145	1,036	881	704
Fees	108	96	93	99	114
Parking	—	—	—	—	—
Commissions	471	318	290	244	46
Other	—	3	11	14	—
Total (3)	13,647	12,650	11,157	9,526	4,542

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Distrito Arcos, City of Buenos Aires

We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,502 square meters of GLA and it consists of 62 stores, 427 parking spaces and 34 outdoor selling stands. In an open urban space, Arcos was consolidated in all its business units with sustained year-on-year growth.

During the fiscal year ended June 30, 2025, the public visiting the shopping mall generated real retail sales of approximately ARS 209,493 million, which represents a year-on-year decrease of 14.6% in real terms and sales per square were approximately ARS 14,445,801. Total rental income increased from ARS 14,681 million in real terms for the fiscal year ended June 30, 2024, to ARS 13,675 million in fiscal year ended June 30, 2025, representing annual income per gross leasable square meter of ARS 1,011,920 in fiscal year 2024 and ARS 942,908 in fiscal year 2025. The shopping mall concession is undergoing legal proceedings. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arcos del Gourmet”.

As of June 30, 2025, Distrito Arcos’ occupancy rate was 100%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	176,159	84.1	11,147	76.8
Home	1,484	0.7	—	—
Restaurant	1,549	0.7	—	—
Miscellaneous	11,555	5.5	694	4.8
Services	9,781	4.7	1,463	10.1
Home appliances	8,965	4.3	1,198	8.3
Total	209,493	100.0	14,502	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Distrito Arcos’ revenue

The following table sets forth selected information relating to the revenue from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	9,979	6,656	5,502	4,176	3,594
Percentage rent (1)	3,696	8,025	9,168	7,537	3,113
Total rent	13,675	14,681	14,670	11,713	6,707
Non-traditional advertising	432	591	264	290	191
Revenue from admission rights (2)	1,886	1,566	1,429	1,026	114
Fees	82	72	67	78	78
Parking	1,474	1,281	1,290	1,015	166
Commissions	761	505	393	378	336
Other	—	3	13	29	11
Total (3)	18,310	18,699	18,126	14,529	7,603
_____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Terrazas de Mayo

Terrazas de Mayo is located in the district of Malvinas Argentinas, in the Province of Buenos Aires. It was inaugurated in 2014 and acquired by IRSA in December 2024. It has a gross leasable area (GLA) of 33,703 square meters within a total surface area of 124,000 square meters. The property comprises 85 retail stores and parking capacity for 1,600 vehicles. In addition, it includes 10-screen cinemas, a supermarket and a food court.

During the fiscal year ended June 30, 2025, mainly in the second half, visitors to the shopping mall generated total retail sales of approximately ARS 50,830 million, representing average sales during the fiscal year of approximately ARS 1,508,174 per square meter. Total rental income amounted to ARS 2,580 million in real terms for the fiscal year ended June 30, 2025, which represents rental income per square meter of GLA of ARS 76,551 for the period.

As of June 30, 2025, Terrazas de Mayo’s occupancy rate was 88.6%.

Terrazas de Mayo’s tenant mix

The following table sets forth the mix of tenants by type of business at Terrazas de Mayo as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	16,592	32.6	11,082	32.9
Home appliances	6,590	13.0	1,001	3.0
Entertainment	5,332	10.5	8,239	24.5
Restaurant	12,145	24.0	2,367	7.0
Home appliances	1,287	2.5	886	2.6
Miscellaneous	8,406	16.5	2,408	7.1
Services	478	0.9	7,720	22.9
Total	50,830	100.0	33,703	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Terrazas de Mayo’s revenue

The following table sets forth selected information relating to the revenue of Terrazas de Mayo during the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	1,536	—	—	—	—
Percentage rent (1)	1,044	—	—	—	—
Total rent	2,580	—	—	—	—
Non-traditional advertising	15	—	—	—	—
Revenue from admission rights (2)	63	—	—	—	—
Fees	82	—	—	—	—
Parking	0	—	—	—	—
Commissions	40	—	—	—	—
Other	3	—	—	—	—
Total (3)	2,783	—	—	—	—

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 83-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,428 square meters of GLA. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has free parking spaces for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2025, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 113,330 million, which represents fiscal period sales of approximately ARS 5,833,333 per square meter and a year-on-year decrease of 10.0% in real terms. Total rental income increased from ARS 6,543 million in real terms in fiscal year ended June 30, 2024, to ARS 6,533 million in fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 336,799 in fiscal year 2024 and ARS 336,250 in fiscal year 2025.

As of June 30, 2025, Alto Noa’s occupancy rate was 96.4%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	34,352	30.3	4,707	24.2
Entertainment.	10,391	9.2	6,507	33.5
Home	1,821	1.6	245	1.3
Restaurant	16,205	14.3	1,417	7.3
Services	5,378	4.7	302	1.6
Miscellaneous	29,910	26.4	5,528	28.4
Home appliances	15,273	13.5	722	3.7
Total	113,330	100.0	19,428	100.0

______________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenue

The following table sets forth selected information relating to the revenue of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	5,006	3,813	3,300	2,522	2,337
Percentage rent (1)	1,527	2,730	3,243	3,258	1,429
Total rent	6,533	6,543	6,543	5,780	3,766
Non-traditional advertising	216	123	78	124	78
Revenue from admission rights (2)	637	553	420	326	347
Fees	47	43	42	46	46
Parking	367	50	—	—	—
Commissions	280	211	227	155	114
Other	0	4	10	13	61
Total (3)	8,080	7,527	7,320	6,444	4,412

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Rosario, City of Rosario, Province of Santa Fe

Alto Rosario is a 128-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 35,039 square meters of GLA. Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has free parking spaces that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2025, the public visitors to the shopping mall generated real retail sales of approximately ARS 338,666 million, which represents a year-on-year increase of 2.6% in real terms. Sales per square meter were approximately ARS 9,665,401. Total rental income increased from ARS 20,254 million in real terms in fiscal year ended June 30, 2024, to ARS 21,489 million in fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 581,043 in fiscal year 2024 and ARS 613,288 in fiscal year 2025.

As of June 30, 2025, Alto Rosario’s occupancy rate was 100%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	177,306	52.4	16,965	48.2
Entertainment	7,169	2.1	9,586	27.4
Home	9,862	2.9	654	1.9
Restaurant	43,877	13.0	2,366	6.8
Miscellaneous	36,349	10.7	2,410	6.9
Services	4,198	1.2	1,218	3.5
Home appliances	59,905	17.7	1,840	5.3
Total	338,666	100.0	35,039	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenue

The following table sets forth selected information relating to the revenue of Alto Rosario during the following periods:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	15,264	11,137	10,370	7,614	5,469
Percentage rent (1)	6,225	9,117	12,240	12,396	5,418
Total rent	21,489	20,254	22,610	20,010	10,887
Non-traditional advertising	687	569	353	166	166
Revenue from admission rights (2)	3,027	2,670	2,518	2,047	1,797
Fees	172	156	151	166	176
Parking	—	—	—	—	—
Commissions	1,039	791	565	456	347
Other	19	3	20	35	84
Total (3)	26,433	24,443	26,217	22,880	13,457

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 117-store shopping mall, opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 41,511 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, a food court with 10 restaurants, 5 restaurants on the street in the new sector called “Shopping District Food”, an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has free parking spaces for 1,817 cars, 358 of which are underground. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2025, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 193,527 million, which represents annual sales for approximately ARS 4,662,065 per square meter and a year-on-year increase of 0.4% in real terms. Total rental income decreased from ARS 9,293 million in real terms in fiscal year ended June 30, 2024 to ARS 10,368 million in fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 223,886 in fiscal year 2024 and ARS 249,765 in fiscal year 2025.

As of June 30, 2025, Mendoza Plaza’s occupancy rate was 97.8%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	62,733	32.4	10,503	25.4
Entertainment	8,502	4.4	7,351	17.7
Home	11,071	5.7	6,776	16.3
Restaurant	26,066	13.5	4,166	10.0
Miscellaneous	37,031	19.1	7,689	18.5
Services	1,996	1.0	2,384	5.7
Home appliances	46,128	23.8	2,642	6.4
Total	193,527	100.0	41,511	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenue

The table sets forth selected information relating to the revenue of Mendoza Plaza during the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	7,875	5,702	5,133	3,554	3,796
Percentage rent (1)	2,493	3,591	4,605	4,703	2,165
Total rent	10,368	9,293	9,738	8,257	5,961
Non-traditional advertising	293	282	151	114	145
Revenue from admission rights (2)	930	857	647	570	534
Fees	95	91	88	99	99
Parking	—	—	—	—	—
Commissions	451	402	280	259	124
Other	103	99	103	149	191
Total (3)	12,240	11,024	11,007	9,448	7,054

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,604 square meters being GLA. Córdoba Shopping has 98 commercial stores, a 12-screen multiplex cinema and parking spaces for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba, the second largest City in Argentina in terms of population.

During the fiscal year ended June 30, 2025, the public visiting the shopping mall generated real retail sales of approximately ARS 101,243 million, which represents a year-on-year decrease of 4.3% in real terms. Sales per square meter were approximately ARS 6,488,272. Total rental income decreased from ARS 6,936 million in real terms in fiscal year ended June 30, 2024, to ARS 7,379 million in fiscal year ended June 30, 2025, which represents annual income per gross leasable square meter of ARS 451,338 in fiscal year 2024 and ARS 472,892 in fiscal year 2025.

As of June 30, 2025, Córdoba Shopping’s occupancy rate was 99.3%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	65,145	64.3	6,334	40.7
Entertainment	2,731	2.7	5,842	37.4
Home	2,724	2.7	226	1.4
Restaurant	10,204	10.1	722	4.6
Miscellaneous	12,154	12.0	1,253	8.0
Services	1,078	1.1	730	4.7
Home appliances	7,207	7.1	497	3.2
Total	101,243	100.0	15,604	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenue from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenue of Córdoba Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	5,328	3,757	3,434	2,232	2,010
Percentage rent (1)	2,051	3,179	3,895	3,953	1,606
Total rent	7,379	6,936	7,329	6,185	3,616
Non-traditional advertising	405	266	181	67	99
Revenue from admission rights (2)	920	833	627	357	368
Fees	57	56	52	57	67
Parking	—	—	—	—	—
Commissions	342	286	171	166	114
Other	10	66	67	26	45
Total (3)	9,113	8,443	8,427	6,858	4,309

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 67 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its GLA is 10,572 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2025, the public visiting the shopping mall generated real retail sales of approximately ARS 51,428 million, which represents a year-on-year increase of 0.3% and sales per square meter were approximately ARS 4,864,548. Total rental income decreased from ARS 1,812 million in real terms in fiscal year ended June 30, 2024 to ARS 1,945 million in fiscal year ended June 30, 2025, representing annual income per gross leasable square meter of ARS 171,927 in fiscal year 2024 and ARS 183,977 in fiscal year 2025.

As of June 30, 2025, La Ribera Shopping’s occupancy rate was 92.0%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2025:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	23,465	45.6	3,910	37.0
Entertainment	5,064	9.8	3,323	31.4
Home	1,690	3.3	381	3.6
Restaurant	11,296	22.0	2,031	19.2
Miscellaneous	7,102	13.8	776	7.3
Services	6	0.0	48	0.5
Home appliances	2,805	5.5	103	1.0
Total	51,428	100.0	10,572	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

La Ribera Shopping’s revenue

The following table sets forth selected information relating to the revenue of La Ribera Shopping during the fiscal years indicated:

	For the fiscal year ended June 30, (4)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	1,528	1,192	901	482	311
Percentage rent (1)	417	620	990	891	114
Total rent	1,945	1,812	1,891	1,373	425
Non-traditional advertising	74	74	52	21	21
Revenue from admission rights (2)	183	165	103	67	78
Fees	35	26	31	21	21
Parking	—	—	—	—	—
Commissions	221	185	152	72	35
Other	2	1	—	—	—
Total (3)	2,460	2,263	2,229	1,554	580

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.
(4)	Corresponds to 50% of the shopping mall’s revenues as Nuevo Puerto Santa Fe is a joint venture.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,703 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 82 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking space and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

During the fiscal year ended June 30, 2025, visitors to the shopping mall generated real retail sales that totaled approximately ARS 122,452 million, which represents a year-on-year increase of 13.3% and sales per square meter of approximately ARS 10,463,300. Total rental income increased from ARS 6,468 million in real terms in fiscal year ended June 30, 2024 to ARS 7,615 million in fiscal year ended June 30, 2025, which represents total revenue for the period per GLA of ARS 552,748 in fiscal year 2024 and ARS 650,688 in fiscal year 2025.

As of June 30, 2025, Alto Comahue’s occupancy rate was 99.1%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2025:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	54,817	44.8	5,853	50.0
Entertainment	4,974	4.1	2,199	18.8
Home	8,162	6.7	292	2.5
Restaurant	23,304	19.0	1,679	14.3
Miscellaneous	20,944	17.0	772	6.6
Services	2,823	2.3	186	1.6
Home appliances	7,428	6.1	722	6.2
Total	122,452	100.0	11,703	100.0

____________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Comahue’s revenue

The following table sets forth selected information relating to the revenue derived from Alto Comahue during the following periods:

	For the fiscal year ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	4,895	3,247	2,611	1,574	725
Percentage rent (1)	2,720	3,221	3,129	2,667	368
Total rent	7,615	6,468	5,740	4,241	1,093
Non-traditional advertising	176	114	57	31	31
Revenue from admission rights (2)	838	541	420	259	259
Fees	49	47	46	57	57
Parking	—	—	—	—	—
Commissions	390	226	145	99	57
Other	11	3	15	15	46
Total (3)	9,079	7,399	6,423	4,702	1,543

____________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

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

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant's commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenants must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. We determine that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2025:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	20,715	1.63
	Abasto Shopping (2)	City of Buenos Aires	37,253	2.93
	Alto Avellaneda	Province of Buenos Aires	39,849	3.13
	Alcorta Shopping	City of Buenos Aires	15,845	1.25
	Patio Bullrich	City of Buenos Aires	11,472	0.90
	Dot Baires Shopping (3)	City of Buenos Aires	48,373	3.81
	Soleil Premium Outlet	Province of Buenos Aires	15,673	1.23
	Distrito Arcos	City of Buenos Aires	14,502	1.14
	Terrazas de Mayo	Gran Buenos Aires, Provincia de Buenos Aires	33,703	2.73
	Alto Noa	City of Salta	19,428	1.53
	Alto Rosario	City of Rosario	35,039	2.69
	Mendoza Plaza	City of Mendoza	41,511	3.27
	Córdoba Shopping	City of Córdoba	15,604	1.23
	La Ribera Shopping (4)	City of Santa Fe	10,572	0.83
	Alto Comahue	City of Neuquén	11,703	0.92
Subtotal			371,242	29.22
Cencosud S.A.			279,505	21.99
Other operators			620,317	48.79
Total			1,271,064	100.0

____________

(1)	Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total reported square meters, including inactive stores.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. We continued with the Company digital transformation, extending the use of cloud-based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. We continue renewing our CCTV system, to improve security and enable future capabilities, such as the use of artificial intelligence. In our shopping malls, with a large flow of vehicles, we have implemented new guided parking systems and digital payment systems. We started using artificial intelligence to improve the work efficiency of our employees.

This year we continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which they can pay for parking, book a place for events and shows, redeem gift cards, obtain discounts, benefits and participate in promotions. During the year, users of ¡appa! carried out more than 5.3 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

Offices

Properties

The following table sets forth certain information regarding our office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2025:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2025 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	1,120
Dot Building	Nov-06	11,242	100.0	80	3,256
Zetta Building	May-19	32,173	99.3	80	11,958
261 Della Paolera (5)	Dec-20	3,740	100.0	100	1,959
Total AAA & A offices		50,134	99.6		18,293
B offices
Philips Building(6)	Jun-17	7,940	75.3	100	1,772
Total B offices		7,940	75.3		1,772
Total Offices		58,074	96.2		20,065

____________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2025. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total GLA of the relevant property as of June 30, 2025.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of GLA, meaning we own 2,979 square meters of GLA.
(4)	Corresponds to the accumulated income of the period.
(5)	We own 10.4% of the building that has 35,872 square meters of GLA. The GLA includes sqm corresponding to other common spaces.
(6)	The building is fully allocated to the workplace business.

Occupancy rate

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2025	2024	2023	2022	2021
	(%)
República Building (2)	—	—	—	—	66.9
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
DOT Building	100.0	79.4	51.6	92.6	84.9
Zetta Building (3)	99.3	100.0	94.6	92.2	84.7
261 Della Paolera	100.0	100.0	100.0	67.1	80.2
Philips Building	75.3	50.6	41.9	81.4	93.1
Suipacha 652/664 (2)	—	—	—	—	17.3
Total	96.2	89.4	68.7	73.3	74.7

____________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over GLA of offices for the same fiscal year.
(2)	The office buildings were sold.
(3)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.

Annual average income per surface area as of the end of fiscal years ended June 30:

	Income per square meter (1)
	As of June 30,
	2025	2024	2023	2022	2021
	(ARS/sqm)
República Building (2)	—	—	—	—	697,270
Intercontinental Plaza	376,041	352,758	339,283	549,358	870,914
DOT Building	289,586	362,465	488,185	348,481	532,003
Zetta Building	374,305	431,541	449,949	465,486	609,413
261 Della Paolera (3)	523,817	765,119	610,374	674,410	410,202
Philips Building	296,208	167,556	293,100	299,652	341,680
Suipacha 652/664 (2)	—	—	—	—	525,061

____________

(1)	Calculated by dividing annual rental income by the GLA of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold.
(3)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2025:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	4	1,083.8	18,904	24,931	—	—
Philips Building	—	—	—	—	3	133.6
Intercontinental Plaza	—	—	—	—	—	—
261 Della Paolera	—	—	—	—	1	488.5
Zetta Building	1	771.9	22,966	22,009	—	—
Total (6)	5	1,855.7	20,405	23,851	4	622.1

____________

(1)	Includes new and renewed leases executed in fiscal 2025.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas, terrace area and Workplace (Zetta y Philips).
(6)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2025. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1) (2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
2026	13	11,434	23	326.6	22
2027	8	8,506	17	273.3	18
2028 and thereafter	6	29,379	60	898.7	60
Total	27	49,319	100	1,498.6	100

____________

(1)	Includes offices with leases that have not been renewed as of June 30, 2025.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta y Philips).

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

Dot Building

Our subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of GLA next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier, Salentain, Distrinando and HP, among others.

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

As of June 30, 2025, the building was occupied approximately 91% by Mercado Libre, and has other tenants such as Vacunar, MMS Publicis and DreamCo. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

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

The Company has 3,740 square meters of property, which are 100% leased to the tenant Globant. It is currently a highly valued asset for large corporations for the acquisition of floors, due to its characteristics and current contracts.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 7,940 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA owns 100% of the building and the headquarters of Workplace operate in the building, with an occupancy rate of 75% at the end of the fiscal year ended June 30, 2025. As of the date of this Annual Report, the building is undergoing expansion to achieve full occupancy.

Leases

We generally lease our office spaces and other properties under lease agreements with an average initial term of three years, and a limited number of contracts have been executed with five-year terms. These agreements typically include renewal options for additional periods of two or three years, at the discretion of the tenant. In addition, we have two spaces named “Workplace by IRSA”, which we lease as a co-working place, that are fully equipped and all inclusive by using services contracts with semi-annually and annually average term.

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

In the premium office segment, the Company competes with other relevant market players, such as RAGHSA S.A., who together with IRSA represent the 2 most important players.

Hotels

Hotel activity recorded a decline in revenues and occupancy during this year as a result of the appreciation of the Argentine peso against the U.S. dollar. Nevertheless, the exclusive Llao Llao resort, which the Company owns in the city of Bariloche, in southern Argentina, continues to be a major attraction for the high-income segment, while the Libertador and Intercontinental hotels in the city of Buenos Aires target the corporate segment. We are working on new proposals for product improvement and differentiation in anticipation of the full recovery of conventions and corporate events. During the fiscal year 2025, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2025	2024	2023	2022	2021
Intercontinental (3)	11/01/1997	76.34	313	67.8	172,607	20,914	24,018	21,331	8,924	2,398
Libertador (4)	03/01/1998	100	200	54.6	117,736	7,388	9,592	8,464	3,300	788
Llao Llao (5)	06/01/1997	50	205	56.5	464,561	36,294	52,230	47,717	35,794	13,680
Total			718	60.9	236,245	64,596	85,840	77,512	48,018	16,866

____________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

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

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. Throughout the year 2025, renovation works continued in the rooms of the Bustillo wing, where 47 rooms are currently undergoing upgrades and refurbishment. This phase of the renovation is expected to be completed during the first quarter of 2026.

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

In the fiscal year ended June 30, 2025, revenues from the sale and development of properties amounted to ARS 12,761 million, compared to ARS 12,891 million posted in the fiscal year ended June 30, 2024.

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

This segment is expected to increase its activity in the coming years, both through own developments and land swap transactions, given the recent launch of several residential projects, most notably Ramblas del Plata, which has a development potential of approximately 866,000 sqm, of which 693,000 sqm are salable.

The following table shows information about IRSA’s land reserves as of June 30, 2025:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	1,610	4,820
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	1,694	3,987
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	608	1,332
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,339	8,115
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,515	2,600
Ramblas del Plata – First stage swaps	100	Jul-97	—	—	—	16,885	87,890
Caballito Ferro Plot 1 – City of Buenos Aires.	100	Jan-99	—	—	—	2,908	6,278
Ezpeleta plot (Quilmes II)	100	Apr-22	—	—	—	56,491	17,048
Total Barter Agreements (Residential)			—	—	—	84,050	132,070

LAND RESERVES:
Ramblas del Plata – City of Buenos Aires (formerly Costa Urbana)	100	Jul-97	184,813	734,175	—	587,341	419,278
La Plata - Greater Buenos Aires	100	Mar-18	47,834	81,341	—	—	8,657
Polo Dot mixed uses expansion – City of Buenos Aires (6)	80	Nov-06	12,800	—	—	38,395	37,867
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	37,311
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	9,890
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	14,557
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Subtotal Mixed-uses			11,368,566	5,563,283	—	701,013	527,560
Caballito Block 35 – City of Buenos Aires (3).	100	Oct-98	9,767	57,192	—	31,257	13,376
Zetol – Uruguay	90	Jun-09	—	—	—	65,450	6,535
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	58,494	4,936
Parcelas Rosario – Santa Fe	100	Nov-24	13,750	48,126	—	41,390	14,835
Neuquén - Residential plot – Neuquén (2)	100	Jul-99	13,000	57,000	—	42,800	5,852
Subtotal residential			36,517	162,318	—	239,391	45,534
La Plata - Greater Buenos Aires	100	Mar-18	30,780	35,212	22,844	—	6,142
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	7,800	—	10,627
Subtotal retail			33,167	44,112	30,644	—	16,769
Polo Dot – Zetta – City of Buenos Aires	80	Nov-06	—	—	15,940	—	46
Paseo Colón 245 Building – City of Buenos Aires	100	May-23	1,579	13,690	9,500	—	5,931
Intercontinental Plaza II – City of Buenos Aires	100	Feb-98	6,135	9,400	7,500	—	2,176
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	4,823	—	2,412
Subtotal offices			13,079	28,090	37,763	—	10,565
Total future developments			11,451,329	5,797,803	68,407	940,404	600,428
Other land reserves (1)			3,305,974	—	—	—	19,514
Total land reserves			14,757,303	5,797,803	68,407	940,404	619,942

____________

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

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Applicable to the expansion of the Zetta Building.

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2025:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	17,718	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		53,521
Patio Bullrich	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Total in offices + residential		41,119
Total expansions		94,640

Intangibles – Units to be received under barter agreements

Coto Abasto air space – Towers 1 & 2 – City of Buenos Aires

The Company owns an airspace, known as “Human Abasto,” to construct approximately 23,000 square meters above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. On September 24, 1997, the Company and Coto Centro Integral de Comercialización S.A. (Coto) granted a deed through which the Company acquired the rights to receive functional parking units and the rights to raise the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

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

In addition, as of June 30, 2025, the construction work of Tower 1 had been completed and has begun commercialization, while the construction of Tower II, already underway, was 18% complete.

Trusts: Ancón (Luis M. Campos 100 and Ancón) and Figueroa Alcorta 6464

On February 9, 2021, as a result of the reorganization of Manibil S.A., we received a participation in three trusts:

•

Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 608 sqm and 6 garages units would correspond to us. As of the date of this Annual Report, there is a protection action (amparo) in relation to this project, thus the work is suspended; and

•	Figueroa Alcorta 6464 Trust: corresponds to 1,786 sqm of apartments and 11 garage units. As of June 30, 2025, the work has started and has been completed by more than 50%.

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

On July 11, 2024, the General Direction of Environmental Impact of the Secretary of Sustainable Development, under the Ministry of Environment and Circular Economy, indicated that the project is not subject to the Environmental Impact Assessment Procedure requested from the Developer by the Municipality of Córdoba. As of June 30, 2025, construction had already commenced with a progress of 10%.

Ramblas del Plata – Permutas Etapa 1

For more information see “Item 4. Information on the Company. - B. Business Overview –Sale and Development of Properties and Land Reserves—Mixed uses – Ramblas del Plata – formerly Costa Urbana – Costanera Sur, City of Buenos Aires”.

Caballito Ferro Plot 1 – City of Buenos Aires

For more information see “Item 4. Information on the Company. - B. Business Overview –Sale and Development of Properties and Land Reserves—Mixed uses – Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires”.

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

On December 7, 2023, the exchange of the property took place with the Fiduciary of the Nuevo Quilmes II Trust for the development of a private neighborhood. As of June 30, 2025, the works are at an advanced stage and IRSA had sold 41 single-family lots received in exchange transactions for approximately USD 6.3 million.

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

With the issuance of the Environmental Aptitude Certificate in December 2024, Phase A of the project’s infrastructure works began, starting with earthmoving tasks, followed by sheet piling installation, as well as road and stormwater networks, buffer planting, and bay remediation. In January 2025, commercialization of the project began.

During the fiscal year 2025, the Company signed 2 sales agreements and 11 barter contracts with various developers for 13 lots of the extended first phase of “Ramblas del Plata” project.

After the end of the fiscal year, on July 17, 2025, IRSA executed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the plots. As part of this modification, an additional USD 3.5 million was paid in cash and the price was increased by the delivery of saleable square meters valued at USD 3.6 million. This transaction added USD 7.1 million in value to the original agreement, corresponding to 5,000 additional saleable square meters because of the change in the lot in question.

The plots have an estimated saleable area of 110,585 square meters, and the transactions amount to approximately USD 81,1 million.

“Phase I” extended consists of 20 lots totaling approximately 163,800 square meters, which represents 23.4% of the project’s total saleable area, and currently, seven lots remain available for commercialization.

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

As of June 30, 2025, construction of the Distrito Diagonal Shopping Mall had commenced, with preliminary tasks, earthworks and stormwater drainage. During the fiscal year ended June 30, 2025, several bids were awarded, including the concrete structure, the steel structure, and the external gas works.

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

As of June 30, 2025, the development is awaiting the resolution of an appeal filed with the GCBA.

Luján Plot of Land – Luján, Province of Buenos Aires

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for USD 3 million. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. As of the date of this Annual Report, the change of the zoning parameters is completed.

La Adela – Buenos Aires

During 2015 the Company acquired the “La Adela” land reserve with an area of approximately 987 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by CRESUD. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, Puerto Retiro S.A. has an 8.2 hectares plot of land, which is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

On July 26, 2024, the CSJN ruled on the various complaints filed by the parties. With respect to the civil action, it upheld the extraordinary appeals filed by Tandanor and the Ministry of Defense and resolved unanimously to: (i) overturn the appealed cassation judgment regarding the statute of limitations of the civil action (ordering a new ruling based on the doctrine of arbitrariness of judgments); and (ii) confirm the forfeiture of Plant I, although ordering its restitution to Tandanor instead of to the Argentine Government, clarifying that the forfeiture itself was upheld. While the CSJN clarified that its decision does not imply addressing the merits of the civil action claim, it did order that the competent Court issue a new resolution taking into account the defenses raised by Tandanor and the Ministry of Defense in their responses to the statute of limitations objection, particularly regarding the date on which the limitation period began to run. As a result, the case was assigned to Chamber IV of the Federal Criminal Cassation Court, which reconstituted its members in order to issue a new judgment in compliance with the CSJN’s decision. Judges Carvallo and Borinsky recused themselves, being replaced by Judges Yacobucci and Barroetaveña. Judge Gustavo Hornos did not recuse himself from continuing to intervene in the case, despite having participated in the ruling that the CSJN overturned. In light of this, Puerto Retiro S.A. challenged Judge Hornos for objective cause. Chamber IV of the Court rejected the recusal motion. Consequently, an extraordinary federal appeal was filed against such decision, which was rejected by judgment rendered and notified on March 28, 2025. Against such ruling, within the legal term, a complaint appeal was filed for denial of the extraordinary appeal, which as of the date hereof remains pending.

In parallel, on May 26, 2025, a hearing was held under Articles 465 (last paragraph) and 468 of the Argentine Criminal Procedure Code, where the parties presented their arguments. Finally, on June 24, 2025, Chamber IV of the Federal Criminal Cassation Court – composed of Judges Gustavo M. Hornos, Diego G. Barroetaveña and Guillermo J. Yacobucci – notified Puerto Retiro S.A. of its judgment unanimously resolving to annul operative items “II” (upholding the statute of limitations defense of the civil action) and “XVIII” (granting the forfeited property to the Argentine Government rather than to Tandanor) of the appealed decision rendered by TOCF No. 5, and remand the case to the lower court for a new ruling on the statute of limitations defense of the civil action and the destination of the forfeited property. In summary, the Cassation Court issued a new ruling following the CSJN’s guidelines and ordered TOCF No. 5 to issue a new decision on the statute of limitations defense of the civil action, taking into account both the CSJN’s decision and the present ruling by the Cassation Court, as well as regarding the destination of the forfeited property (in favor of Tandanor). The case was remanded to TOCF No. 5.

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

Residential

Caballito Block 35 – City of Buenos Aires

In October 2011, we acquired a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out in the above mentioned property. In July 2018, the CSJN issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2025, the work for the concrete structure of the first tower (“Tower 3”) was completed and the completion of the internal masonry works of Tower 1 was at an advanced stage.

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

On June 18, 2025, two lots belonging to the ‘Distrito Boating’ were exchanged, on which three residential buildings of identical characteristics will be developed under construction-related tax benefits, denominated Promoted Housing regime.

On July 3, 2025, we entered into an agreement with the Municipality of Canelones which certified the infrastructure works carried out to date by Vista al Muelle and Zetol for a total amount of USD 4.5 million.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Rosario Lots adjacent to Alto Rosario – Rosario, Province of Santa Fe

On the land where the Alto Rosario Shopping Mall is located, there is a section identified as Lot 1B with a surface area of 84,189 sqm. On December 27, 2024, a subdivision was carried out, generating four lots totaling 48,126 sqm with a maximum floor area ratio (FAR) of 3.5.

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

As of June 30, 2025, as a result of the entry into force of the new Urban Planning Code of the Autonomous City of Buenos Aires on January 1, 2025, which introduced new urban codifications, the buildable area was adjusted to 7,500 sqm.

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

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting on the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which the Company acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee. Other non-related companies also participate as money trustors in the trust.

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

By Resolution No. 7/MDECGC/24 dated November 1, 2024, the GCBA resolved to lift the suspension imposed by Resolution No. 1078/MHFGC/24, for the purpose of continuing with the proceedings related to the adjustment of the downtown area transformation projects as agreed under the respective agreements. Furthermore, on October 29, 2024, the GCBA, on the one hand, and Banco Hipotecario together with the trustee of the trust, on the other, entered into an agreement pursuant to which the latter adjusted the project so that the maximum investment amount to be considered per square meter would not exceed the maximum amount established therein, and agreed to defer the collection of the benefits corresponding to the investments to be made, thereby rescheduling the construction and investment timeline of the project originally submitted.

As of the date of this Annual Report, construction works have begun. Any modification to the reimbursement regime established by the GCBA could affect the scope or timing of the project.

Others

Banco Hipotecario

As of June 30, 2025, we held a 29.12% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine Government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 52 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of June 30, 2025, Banco Hipotecario’s shareholders’ equity was ARS 520,633 million, its consolidated assets were ARS 3,533,572.8 million, and its net income for the three-month period ended June 30, 2025, was ARS 19,436 million. Since 1999, Banco Hipotecario’s shares have been listed on the BASE in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023, ARS 528,543 million as of December 31, 2024 and ARS 808,788 million as of June 30, 2025.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2025, its capital markets debt representing 7% of its total funding.

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

La Rural (convention centers and fairs activities) and La Arena (stadium concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by IRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During fiscal year ended June 30, 2025, La Rural S.A. consolidated its leadership in the trade fair and events business in Argentina. The fiscal year began with a successful edition of the 2024 Rural Exhibition, which achieved a remarkable public turnout, full occupancy and solid commercial results, in a context of high political and economic expectations. Throughout the fiscal year, numerous events were held, most notably a new edition of “Celebration,” which brought together more than 50 year-end celebrations and reached its highest operating level since its launch in 2004, reaffirming La Rural as a benchmark venue for this type of corporate events. The upcoming fiscal year presents challenges given the electoral context and the tight operating margins in the sector.

As for the Buenos Aires Convention Center, it maintained stable occupancy in 2025, consolidating its position as a venue for congresses, conventions and institutional events. Throughout the fiscal year, its activity increased progressively, with a diverse and growing agenda that reflects its potential as a benchmark space in the segment. In addition, the Buenos Aires Convention Center strengthened its internationalization strategy, participating in global fairs in search of new congresses, in line with a more globally integrated Argentina.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the Company We are appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2025, We are appa S.A. had 42 employees and IRSA’s share of “We are appa” reached 93.63%.

The mission of “We are appa’s” is to transform the physical in-store shopping experience through the use of artificial intelligence and data science, connecting brands and consumers. Through its proprietary technology, ¡appa! reduces frictions in the purchasing process, enhances decision-making and boosts conversion at the point of sale.

Through its application, ¡appa!, “We are appa” provides shopping malls and tenants a 100% digital customer loyalty system through which they can communicate with visitors, enhancing their visiting and shopping experience.

During the fiscal year ended June 30, 2025, users of ¡appa! carried out more than 5.3 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 5.2 million visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 46,800 million by 970,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2025, IRSA indirectly owned 2.71% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2025, the Company indirectly owned 14.82% of Comparaencasa Ltd.

Shefa Holding LLC (“Shefa”)

Shefa, our wholly owned subsidiary, identifies selective investment opportunities in retail projects, prioritizing sectors with high growth potential. Its mission is to create an ecosystem of complementary companies in the retail and technology industries, capitalizing on opportunities that enhance the consumer experience, optimize processes, and generate long-term sustainable value. Shefa invests in businesses that integrate physical retail with digital solutions, promoting omnichannel strategies and providing retailers of all scales with the technological capabilities of major platforms.

Shefa’s current portfolio includes solutions in payments, last-mile logistics, e-commerce, audiences, and data, generating cross-sector synergies that accelerate the validation, distribution, and monetization of new business models. One of its main investments is Turismo City, which is described below.

Turismo City

As of June 30, 2025, the Company owns indirectly 9.28% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

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

Leases

On December 20, 2023, President Milei enacted Emergency Decree No. 70/2023, which introduced amendments to certain provisions applicable to lease agreements, including the repeal of Law No. 27,551 and the amendment of specific articles of the Argentine Civil and Commercial Code. The Decree 70/2023 became effective on December 29, 2023. The principal changes introduced with respect to real estate lease agreements include the following:

1. Elimination of statutory minimum lease terms. The statutory minimum terms previously applicable to real estate lease agreements have been eliminated. Accordingly, as from the effective date of the Decree No. 70/2023, lease agreements for real estate, regardless of their intended use (residential or otherwise), may be entered into for such term as may be agreed by the parties. In the absence of an express contractual term, the default terms under the Civil and Commercial Code shall apply: two years for permanent housing with or without furniture, three years for all other purposes, and, in the case of temporary leases, the term established by the customs and practices prevailing at the location of the leased property.

2. Currency and adjustment mechanisms. The Decree No. 70/2023 expressly authorizes the rent to be denominated either in legal tender (Argentine pesos) or in foreign currency (U.S. dollars, euros, etc.). Where rent is denominated in foreign currency, the tenant may not compel the landlord to accept payment in any other currency (e.g., pesos). The parties may freely determine the index applicable to rent adjustments. In the event the index selected by the parties ceases to be published, the official index of similar characteristics published by INDEC shall apply. In the case of leases denominated in foreign currency, if the selected index ceases to be published, the applicable index shall be the official index of similar characteristics performing the same function in the jurisdiction of the currency of payment.

3. Payment frequency and guarantees. The parties may freely determine the frequency of rent payments, provided that such frequency is not less than one month. Accordingly, advance payments covering future periods of the lease term may be agreed (e.g., six months, one year, etc.). The parties may also freely agree upon the amount and currency of security deposits and guarantees.

Limitations on lease terms. Pursuant to the Civil and Commercial Code, the maximum duration of lease agreements cannot exceed fifty years for any purpose (with a maximum of twenty years for residential leases). In practice, lease agreements in Argentina generally range between three and ten years.

Right of early termination. The Decree No. 70/2023 further provides that tenants may unilaterally terminate the agreement at any time, without prior notice or minimum elapsed term, subject to the payment of an early termination penalty equal to ten percent (10%) of the rent outstanding for the remainder of the contractual term, calculated from the date of notification of termination through the contractually agreed expiration date.

Other

Most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. Notwithstanding the foregoing, in accordance with the latest amendment to Section 1209 of the Argentine Civil and Commercial Code, the tenant is not responsible for the payment of charges and contributions levied on the property or extraordinary common expenses. In the event of a significant increase in the amount of such costs and taxes, the Argentine Government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. Considering that the Decree No. 70/2023 repealed Section 1209 of the Argentine Civil and Commercial Code, we may freely agree with the tenants on the method of payment for expenses and taxes related to the property in proportion to the corresponding lease areas, without legal restrictions. Although the Argentine Code of Civil and Commercial Procedure allows the landlord, in the event of non-payment of rents, to proceed to collect the rents through an executory proceeding, there is a large amount of jurisprudence that holds that shopping center lease agreements do not fulfill the requirements of the law in force to be collected through the executory proceeding. In those cases, in which executory proceedings are granted, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of debt is not under discussion; the trial focuses on the formalities of the debt instrument itself. The Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Other Regulations

Consumer Relations. Consumer or End User Protection. The Argentine Constitution expressly states in Article 42 that consumers and users of goods and services have the right to protection of their health, safety, and economic interests in consumer relationships. Law No. 24,240 on Consumer Protection, along with its amendments, regulates various issues concerning the protection of consumers and end users within a consumer relationship, both in arrangements and contract formation. The purpose of the Consumer Protection Law, as well as the relevant parts of the Argentine Civil and Commercial Code, is to regulate the constitutional right granted to the weaker party in a consumer relationship. It aims to prevent potential abuses arising from the stronger bargaining position of products and service providers in a market economy where standardized contracts or adhesion to pre-established general clauses are common.

For this reason, the Consumer Protection Law and the Argentine Civil and Commercial Code consider certain contractual provisions in agreements with consumers or end users to be null and void. These include clauses that:

(1) disort obligations or limit liability for damages.

(2) imply a waiver or restriction of consumer rights and an expansion of the seller’s rights.

(3) impose a reversal of the burden of proof to the detriment of the consumer.

Additionally, the Consumer Protection Law imposes penalties that can be applied independently or joinly ranging from warnings and fines of 0.5 to 2,100 times the basic food basket for a household (as published by the INDEC), to the seizure of goods, closure of an establishment for up to 30 days, suspension of up to 5 years from state supplier registries, and even the loss of concessions, privileges or special tax or credit regimes enjoyed by the sanctioned party.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as individuals or legal entities who acquire or use goods or services, for a fee or for free, for final use or for their own benefit, or the benefit of their family or social group. Both laws also consider anyone who, without being a party to a consumer relationship, acquires or uses goods or services as a consequence of or on the occasion of such a relationship, for a fee or for free, for their own final use or for the benefit of their family or social group, to be equivalent to consumers.

Furthermore, the Consumer Protection Law defines providers of goods and services as individuals or legal entities, both public and private, who, professionally, even if occasionally, produce, import, distribute or market goods or provide services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer contract as one entered into between a consumer or end user and an individual or legal entity acting professionally or occasionally, or with a private or public company that produces goods or provides services, whose purpose is the acquisition, use or enjoyment of goods or services by consumers or users for their private, family or social use.

It is important to note that the legal protection granted to consumers and end users covers the entire consumer relationship, from the product or service offer itself, and not just the contractual stage or its consequences.

The Consumer Protection Law establishes a system of joint liability, meaning that for damages caused to a consumer resulting from a defect or risk in the product or service provided, the producer, manufacturer, importer, distributor, provider, seller and anyone who has put their brand on the product or service will be held liable.

The Consumer Protection Law excludes services provided by liberal professionals who require a university degree and a license granted by officially recognized professional organizations or government authorities. However, the law does regulate the advertising fot the services of these professionals.

The Consumer Protection Law stipulates that the information included in an offer directed at an undetermined number of potential consumers, is binding on the offeror during the offer period and until its public revocation. It also determines that the specifications included in advertisements, announcements, brochures, circulars or other media are binding on the offeror and are considered part of the contract concluded with the consumer.

Through Resolution No. 104/05 of the Technical Coordination Secretariat of the Ministry of Economy, Mercosur Common Market Group Resolution No. 21/2004 was incorporated into the Consumer Protection Law. This resolution requires all those engaged in commercial activities on the internet (e-business) to clearly and precisely disclose the characteristics of the products and/or services offered and the terms and conditions of sale. Failure to comply with the terms of the offer is considered an unjustified refusal to sell and is subject to penalties.

In 2014, through Law No. 26,993, the "System for Conflict Resolution in Consumer Relationships" was established, which included the Pre-litigation Conciliation Service in Consumer Relationships (“COPREC” and in Spanish “Servicio de Conciliación Previa en las Relaciones de Consumo”). This service allowed consumers and end users to file claims for amounts not exceeding a fixed sum equivalent to 55 times the minimum vital and mobile wage. However, the Argentine Government dissolved the COPREC through Decree 55/2025, which was in effect until February 2025. Consumers can still file their claims for free through administrative channels, such as the Single Window for Consumer Protection or various municipal and provincial offices.

Specifically, in the City of Buenos Aires, claims can be filed for free either through the City's Consumer Protection office or via the "Mi Reclamo" portal of the City's Council of the Judiciary. These prior instances must be exhausted before a judicial claim can be filed. The jurisdiction of the former National Consumer Court was transferred to the Court of Administrative, Tax, and Consumer Relations of the City of Buenos Aires, which is governed by Law 6407. This law created the Procedural Code for Justice in Consumer Relations in the City of Buenos Aires, giving this court jurisdiction over all consumer disputes within the city.

Additionally, in the City of Buenos Aires, consumers can seek a pre-litigation mediation under Law 26,589. If the claim is not resolved, they can initiate a judicial process with the ordinary National Justice system. It is expected that a considerable portion of the claims filed against us will likely be resolved within these systems. We also must not forget the full validity of the existing administrative complaint channels in the provinces, where potential claims can also be filed.

Antitrust Law

Argentina's Antitrust Law (Law No. 27,442) aims to prevent and punish anticompetitive practices by requiring administrative authorization for transactions that constitute an economic concentration, such as mergers, acquisitions of control, or transfers of goodwill.

A transaction must be filed with the CNDC for analysis and authorization if the total business volume of the involved companies in Argentina exceeds 100 million Mobile Units (UM), a value that has been updated to ARS 1,102.28 by Resolution 21/2025 from the Secretariat of Industry and Commerce. The "total business volume" is defined as revenue from the sale of products, provision of services, and direct subsidies, excluding discounts and taxes.

While the filing can currently be made either before or within a week after the transaction, it's important to note that upon the establishment of the new CNDC, filings will only be accepted in advance. The CNDC has the power to authorize the transaction, subject it to certain conditions, or reject it. There are specific exemptions to the notification obligation, including when the transaction value and the value of assets in Argentina do not exceed 20 million UM (ARS 22,045,600,000).

However, the transaction must still be notified if the aggregate value of all transactions by the companies in the previous 12 months exceeds this same threshold, or 60 million UM (ARS 66,136,800,000) in the previous 36 months. As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceeds the relevant thresholds, we must provide notice to the CNDC of any concentration unless an exception under Section 11 of the Antitrust Law applies.

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

Our sixteen shopping malls are an ideal space for the dissemination of topics of societal interest and the organization of corporate social responsibility given that more than 100 million people visit them annually. Regarding the office buildings, they are occupied by national and international organizations, committed to the triple impact of their actions.

We agree on the agenda of topics with social organizations in each community, the public sector and specialists in each field. In this way, we strengthen ties and generate long-term alliances, incorporating actors in the value chain and collaborating with the communities where our business units operate.

Environmental Management

Environmental management constitutes a fundamental pillar of our corporate strategy. This commitment is reflected in our environmental policy, which reaffirms our vision of sustainable development and respect for the environment.

Our environmental policy is structured around the following key pillars:

•	Strict compliance with applicable environmental regulations and voluntary commitments undertaken.

•	Rational use of natural resources, promoting efficiency across all our operations.

•	Proactive management of environmental impacts, with a preventive and corrective approach

•	Promotion of the circular economy as a strategic model to reduce waste and maximize material utilization.

•	Continuous innovation in sustainable practices, seeking solutions that enhance our environmental performance.

•	Sustainable real estate development, managing associated environmental impacts to ensure care of the surroundings.

•	Long-term planning of our projects and operational improvements in each business unit.

•	Ongoing improvement, aimed at environmental protection and compliance with international standards; and

•	Cultural transformation, involving all our employees and stakeholders, fostering a shared environmental awareness.

Accordingly, we are implementing a positive environmental impact strategy through our Environmental Sustainability Strategic Plan, which prioritizes the incorporation of circular economy principles and the reduction of greenhouse gas emissions to address the challenge of reducing our carbon footprint.

Our Environmental Strategy is aligned with the United Nations Sustainable Development Goals, in order to protect the planet and ensure the sustainability of our operations.

We continue to move forward with a responsible, forward-looking vision, committed to creating sustainable value for our shareholders, communities and the environment.

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

All of our shopping malls are implementing a Comprehensive Waste Management Plan from the Circular Economy Paradigm. They are implementing new practices and habits to reduce waste generation, increasing reuse and recycling. The Circular Economy helps transform the economy towards a sustainable future.

The Ministry of Public Space and Urban Hygiene of the city of Buenos Aires awarded the Green Seal to the shopping malls Alto Palermo, Patio Bullrich, and Alcorta:

The office buildings developed by the Company, “261 Della Paolera” and “Zetta,” have LEED Gold Core & Shell certification (Leadership in Energy and Environmental Design). This certification, renowned in the sector and valued by the market, recognizes the company’s commitment to sustainable real estate development, incorporating aspects related to energy efficiency, improvement of indoor environmental quality, water consumption efficiency, sustainable development of open spaces on the plot, and the selection and recycling of materials in the construction.

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

Energy, water and waste management

The efficient use of resources, as well as the proper management of the waste generated in our activities, are extremely important in our daily operations. For this reason, we carry out various tasks to ensure proper environmental management:

Energy: We continuously carry out actions to consume energy more efficiently and reduce consumption to a minimum, which include:

•	Improvements in climate control, lighting, installation systems and constant monitoring.

•	Enhancements to the building management systems of our shopping malls to operate more efficiently, adjusting mall temperatures and optimizing climate control and lighting schedules.

•	Implementation of a software to monitor electrical variables, which currently has approximately 500 online meters, with more being incorporated.

•	Awareness campaigns on resource conservation for our staff, tenants, and customers.

•	Automation of lighting in our offices and technical areas through motion sensors that turn lights on and off in meeting rooms, avoiding unnecessary energy use.

•	We automate the speed of escalators, reducing their speed when not in use.

•	Replacement of lighting with LED technology in more than 90% of our shopping malls and buildings.

•	Installation of ONGRID photovoltaic systems in the following shopping malls:

• MENDOZA SHOPPING, Power 12 kW, estimated annual energy 13,140 kWh

• DOT, Power 26 kW, annual energy 37,011 kWh

• ARCOS, Power 65 kW, estimated annual energy 92,527 kWh

• ALTO PALERMO, Power 196 kW, annual energy 279,006 kWh.

Water: The primary use of water is for sanitary supply, and it is also used in the food court sector, in shopping malls, in climate control systems, for cleaning facilities, and for irrigation.

•

In the restrooms of our facilities, we use low-consumption sanitary fixtures and fittings through the installation of timers, infrared sensors and aerators, ensuring efficient use of the resource. In establishments where possible, thanks to the facilities and availability of the location, rainwater is collected for other uses, primarily for irrigation.

•

Distrito Arcos is an open-air shopping mall with plant beds that are watered with rainwater. On rainy days, the rainwater is collected in underground tanks and used to water the plant beds on sunny days. The chosen irrigation system is drip irrigation, due to its high efficiency.

•	In the office buildings: 261 Della Paolera and the “Zetta Building,” rainwater is also used for watering their plant beds. The chosen irrigation system is drip irrigation, due to its high efficiency.

•	At Mendoza Shopping, a reverse osmosis filtration system was installed for the treatment of condensate water from the chiller units.

•	At Mendoza Shopping and Alto Noa shopping malls, the recovery of greywater for use in toilets is being evaluated.

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

In this regard, the waste management program seeks to reduce the fraction of waste while increasing recycled materials. This achievement will help demonstrate how waste can be transformed into resources, avoiding its disposal as garbage in a landfill. Based on the improvement of indicators year after year, innovative solutions are expected to be incorporated to position us as a benchmark in commercial waste management.

In the kitchens of gastronomic establishments, used vegetable oils (UVOs) are generated from frying and cooking food. The company promotes proper environmental management by transforming the vegetable oil used by food court tenants in our shopping malls into biodiesel. This prevents water contamination by not draining the oils through regular kitchen pipes and gives a second use to the resources.

Education and training program

Training sessions and actions are directed at shopping mall staff, tenants of the establishments, and related suppliers, involving urban recycler cooperatives to share their experiences, understand their work, and highlight the importance of proper waste management.

Fundación IRSA

Fundación IRSA was created in 1996 with the aim of fostering initiatives that promote the integral development of individuals, with a special focus on education, human well-being, and social inclusion and support to vulnerable communities. We support civil society organizations because we believe in the power of networking, which enhances individualities and promotes sustainable relationships.

The work of Fundación IRSA is organized around three action areas that chart innovative towards a more equitable and integrated community. These pillars are:

•

Education: We promote education, access to culture and educational research as key tools for personal and collective development. Through programs and partnerships, we foster opportunities in both formal and non-formal settings, with an approach based on diversity and identity. Since our inception, we have financed the Education Observatory, which generates reliable data to improve public education policies. Since 2024, we have been part of the governance body of the Literacy and Secondary Education Advocacy Table of the Group of Foundations and Companies (GDFE). In addition, for the tenth consecutive year, we will support more than 60 tertiary students in their Nursing studies, contributing to their entry into the healthcare system.

99

•

Human well-being: We understand well-being as a comprehensive right that encompasses the physical, emotional and social dimensions. Since 2014, we have contributed state-of-the-art equipment and technology to hospitals and healthcare centers throughout the country. In addition, we work alongside specialized organizations addressing specific diseases, and promote the ongoing training of healthcare professionals, understanding that access to quality medical care requires not only resources, but also continuous training and updating. Through the Nutrir Program, we provide sustained support to 10 community kitchens with the supply of fresh food, including meat, fruits, vegetables and dairy products. In 2025, the program expanded with new partners and kitchens, and strengthened its coordination with organizations dedicated to food recovery.

•

Insertion / inclusion: We address two core challenges: employability and the prevention of violence. We support Asociación Civil Diagonal, which provides training and assistance to people over 45 years of age, and finance the +45 Observatory, which produces knowledge on the labor challenges faced by this age group. With respect to violence, we are the main funder of the Observatory on Initial Practices for Addressing Child Abuse, and we work together with “Red por la Infancia” in the development of certifications, prevention guidelines and protocols for educational, community and tourism environments, in order to guarantee childhoods free of violence.

New Lines of Action

In 2025, we began to explore emerging topics such as mental health and active longevity, with the objective of identifying opportunities for innovative intervention in response to growing challenges that affect people’s well-being. These lines pave the way for new partnerships and proposals that reinforce our vision of comprehensive human development.

We explore new emerging topics such as mental health and active longevity, recognizing their increasing social relevance.

Our Commitment

In 2025, we worked with more than 79 social organizations and made a direct social investment of ARS 828,894,598.

We evaluate our projects through qualitative and quantitative indicators that allow us to continuously improve. Looking ahead, we renew our commitment to active listening, knowledge generation and on-the-ground engagement to build collective solutions with real and sustainable impact.

“Puerta 18” Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people aged 13 to 24. Through a non-formal education approach, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Over its 17 years, more than 5,500 young people have received free training, and today more than 350 have found employment in areas related to their training at the institution. This sustained growth reaffirms the “Puerta 18” Foundation’s commitment to building real opportunities for youth. Thanks to the recognition from the IGJ (General Inspection of Justice) so that, under Section 81c, donations continue to be deductible from income tax, which has allowed us to strengthen partnerships with companies and expand the impact of our actions.

“Puerta 18” Foundation’s educational approach continues to be centered on the interests and needs of each young person. Educators act as facilitators, promoting meaningful learning in disciplines such as Graphic Design, Photography, UX, Programming, Video Production, 3D Modeling and Animation, Video Games, Robotics, among others. In addition, the Foundation has a Child and Youth Protection Policy, designed in line with the guidelines of international organizations, which ensures a safe, respectful and caring environment for all participants.

Currently, the Foundation offers activities for an average of over 70 young people per day, both in the 13-18 age group and those over 18, focusing all its actions at the Zelaya Street headquarters. Additionally, together with #Digtar and #programarte, they have awarded scholarships to 80 young people to continue their educational studies at other institutions, expanding their social capital, deepening their knowledge, and significantly improving their job prospects.

During 2025, “Puerta 18” Foundation consolidated significant institutional progress that strengthened its mission of supporting young people in the development of their educational, personal and professional paths. A new specific role focused on job intermediation was incorporated, with the objective of enhancing support in the transition to the labor market, providing concrete tools for professional integration.

The space for young people between 13 and 18 years of age was selected as a venue for ACAP (Workplace Orientation Activities) of the Government of the City of Buenos Aires. These pedagogical experiences in the field, aimed at fifth-year high school students, seek to bring them closer to the labor market, cultural activities and higher education, promoting meaningful learning in real contexts and strengthening their life projects. With the expectation of receiving more than 100 students during the year, this initiative expands the Foundation’s reach and its articulation with the formal education system. In line with its commitment to the third sector, diversity and inclusion, the Foundation established new partnerships with entities such as Contratá Trans, promoting equity in recruitment and hiring processes, and Fundación Navarro Viola, which works with elderly people, generating intergenerational exchange and mutual learning opportunities. In addition, “Puerta 18” Foundation became a member of RACI (Argentine Network for International Cooperation), a network that connects organizations to strengthen institutional capacities and foster international cooperation. Through this membership, it participates in training, coordination and institutional strengthening spaces, sharing experiences and best practices with other institutions in the country. Strategic alliances were also maintained with Asociación Civil Minu, with whom the educational video game C35: Misión Derechos was developed, an interactive initiative aimed at adolescents to promote knowledge and exercise of their rights. Along the same lines, together with Fundación Encontrarse —which works for a more just, inclusive and diverse society—, spaces for exchange were promoted that enriched the institutional proposal. On the communications front, the Foundation began a new stage with the agency Alurralde, Jasper y Asociados, professionalizing its external communications strategy and strengthening its institutional positioning. Within this framework, a comprehensive renewal of the website (puerta18.org.ar) was carried out, improving the browsing experience and access to information for young people, families, donors and partners.

The relationship with IRSA was also deepened. In this context, new job placements of graduates were achieved in the technology area, reaffirming the impact of “Puerta 18” Foundation’s training model and its capacity to generate real employment opportunities. This strategic partnership was further strengthened through the participation of employees as volunteers, who offered career coaching sessions, talks on personal finance and guidance on human resources, thereby enhancing participants’ soft skills and preparedness for the labor market. Likewise, an employee carried out her professional practice as a Social Work student at the Foundation, reflecting the virtuous circle promoted by this partnership and the potential to continue building shared spaces for learning, inclusion and professional development.

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

Taking these points into account, we received approximately 850,000 visitors, and the number of companies providing support through sponsorship increased.

As every year, the source of income from the Annual Winter Vacation event, as well as family days celebrated by different companies and institutions, and advance ticket sales, proved to be a fundamental and regular economic support for the Foundation.

School visits and birthday celebrations also increased.

Museo de los Niños has been declared:

•	of Educational Interest by the Ministry of Education of Argentina pursuant to Resolution No. 123;

•	of Cultural Interest by the Secretariat of Culture and Communication of the Presidency of Argentina pursuant to Resolution No. 1895;

•	of Cultural Interest by the Secretariat of Culture of the GCBA;

•	of Tourist Interest by the Secretariat of Tourism of the Presidency of Argentina pursuant to Resolution No. 281; and

•	sponsored by the Secretariat of Education of the GCBA pursuant to Resolution No. 537.

C. Organizational Structure

The following table presents information relating to our ownership interest represented by our subsidiaries as of June 30, 2025:

			% of ownership interest held by the Company
Name of the entity	Country	Main activity	06.30.2025	06.30.2024	06.30.2023

IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00	100.00	100.00
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00	100.00	100.00
Inversora Bolívar S.A.	Argentina	Investment	100.00	100.00	100.00
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00	50.00	50.00
Nuevas Fronteras S.A.	Argentina	Hotel	76.34	76.34	76.34
Palermo Invest S.A.	Argentina	Investment	100.00	100.00	100.00
Ritelco S.A.U.	Argentina	Investment	100.00	100.00	100.00
Tyrus S.A.	Uruguay	Investment	100.00	100.00	100.00
U.T. IRSA y Galerías Pacifico (1) (2)	Argentina	Investment	—	—	50.00
Arcos del Gourmet S.A.	Argentina	Real estate	90.00	90.00	90.00
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68	53.68	53.68
Fibesa S.A.U.	Argentina	Real estate	100.00	100.00	100.00
Panamerican Mall S.A.	Argentina	Real estate	80.00	80.00	80.00
Shopping Neuquén S.A.	Argentina	Real estate	99.95	99.95	99.95
Torodur S.A.	Uruguay	Investment	100.00	100.00	100.00
EHSA	Argentina	Investment	70.00	70.00	70.00
Centro de Entretenimiento La Plata (4)	Argentina	Real estate	—	100.00	100.00
We Are Appa S.A.	Argentina	Design and software development	93.63	98.67	98.67
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00	100.00	—
Fideicomiso Shefa V.C.	Argentina	Investment	100.00	100.00	—
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.65	99.63	99.59
Shefa Holding LLC	USA	Investment	100.00	100.00	—
IRSA International LLC	USA	Investment	100.00	100.00	100.00
Liveck Ltd. (3)	British Virgin Islands	Investment	100.00	100.00	100.00
Real Estate Strategies LLC	USA	Investment	100.00	100.00	100.00
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00	100.00	100.00

____________

(1)	The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers its majority of votes in decision-making process.
(2)	Liquidated in September 2023.
(3)	Includes Tyrus’ and IRSA S.A.’s equity interests.
(4)	Merged into IRSA as of July 1, 2024.

We have a significant interest in Banco Hipotecario, an Argentine company incorporated under Argentine law and engaged in the banking business. As of June 30, 2025, we held, directly and indirectly, 29.12% of the equity of Banco Hipotecario.

D. Property, Plant and Equipment

The Company owns and operates properties for administrative, commercial, and rental use in Argentina. These assets are measured at fair value or at cost less accumulated depreciation, depending on the asset type, and there are no significant environmental issues affecting their utilization.

The following table sets forth certain information about our properties as of June 30, 2025

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms (1)	Location	Net Book Value ARS (2)	Use	Occupancy rate (%)
Bouchard Plaza 551	Mar-07	—	City of Buenos Aires, Argentina	3,670	Office Rental	N/A
Intercontinental Plaza building	Dec-14	2,979	City of Buenos Aires, Argentina	8,817	Office Rental	100.00
Dot building	Nov-06	11,242	City of Buenos Aires, Argentina	44,174	Office Rental	100.00
Zetta building	May-19	32,173	City of Buenos Aires, Argentina	151,697	Office Rental	99.30
Phillips building	Jun-17	7,940	City of Buenos Aires, Argentina	22,465	Office Rental	75.30
Other Properties(5)	N/A	N/A	City of Buenos Aires, Argentina / Detroit U.S	34,793	Other Rentals	N/A
Abasto Shopping	Nov-99	37,253	City of Buenos Aires, Argentina	202,861	Shopping Mall	98.90
Alto Palermo	Dec-97	20,715	City of Buenos Aires, Argentina	221,508	Shopping Mall	98.90
Alto Avellaneda	Dec-97	39,849	Province of Buenos Aires, Argentina	154,425	Shopping Mall	93.00
Alcorta shopping (15)	Jun-97	15,845	City of Buenos Aires, Argentina	136,903	Shopping Mall	98.40
Patio Bullrich	Oct-98	11,472	City of Buenos Aires, Argentina	63,883	Shopping Mall	91.00
Alto Noa Shopping	Mar-95	19,428	City of Salta, Argentina	42,708	Shopping Mall	96.40
Mendoza Plaza Shopping	Dec-94	41,511	City of Mendoza, Argentina	56,133	Shopping Mall	97.80
Alto Rosario Shopping	Nov-04	35,039	City of Santa Fe, Argentina	151,347	Shopping Mall	100.00
Córdoba shopping (11)	Dec-06	15,604	City of Córdoba, Argentina	44,615	Shopping Mall	99.30
Dot Baires Shopping	May-09	48,373	City of Buenos Aires, Argentina	143,385	Shopping Mall	99.30
Terrazas de Mayo	Dec-24	33,703	Province of Buenos Aires, Argentina	36,139	Shopping Mall	88.60
Soleil Premium Outlet	Jul-10	15,673	Province of Buenos Aires, Argentina	76,716	Shopping Mall	100.00
Distrito Arcos	Dec-14	14,502	City of Buenos Aires, Argentina	32,604	Shopping Mall	100.00
Alto Comahue	Mar-15	11,703	City of Neuquén, Argentina	61,731	Shopping Mall	99.10
Patio Olmos	Sep-07	—	City of Córdoba, Argentina	10,023	Shopping Mall	N/A
Beruti Parking Space	N/A	—	City of Buenos Aires, Argentina	4,755	Shopping Mall	N/A
Caballito –Ferro plot of land	Jan-99	—	City of Buenos Aires, Argentina	37,311	Land Reserve	N/A
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	9,890	Mixed uses	N/A
Ramblas del Plata	Jul-97	693,446	City of Buenos Aires, Argentina	419,278	Other Rentals	N/A
Beruti and Coronel Diaz building	Jun-22	—	City of Buenos Aires, Argentina	10,627	Other Rentals	N/A
Paseo Colon 245 Building	May-23	—	City of Buenos Aires, Argentina	5,931	Other Rentals	N/A
261 Della Paolera	Dec-20	3,740	City of Buenos Aires, Argentina	25,716	Offices and Other Rentals	100.00
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	96,475	Land Reserve	N/A
Other Developments (14)	N/A	N/A	City of Buenos Aires, Argentina	650	Properties under development	N/A
Buildable potentials (13)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	43,945	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires, Argentina	12,157	Hotel	67.80
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires, Argentina	6,127	Hotel	54.60
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	26,365	Hotel	56.50
Others (3)	N/A	N/A	City and Province of Buenos Aires	1,958	Others	N/A

____________

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
(4)

Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Casona Husdon Plot, Mendoza 2.992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Córdoba plot, Neuquén plot, La Plata plot, Varela plot, Annexed to Alto Avellaneda Plot, Manzana 35 Caballito plot.

(5)

Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 y 3103, Abasto Offices, Av Córdoba 633/637 building, La Adela, Libertador 498, Beruti 3330/3336/3358 Paseo del sol, Bankboston Tower.

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

(12)	Express in number of rooms.
(13)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(14)	Includes PH Office Park.
(15)	Includes “Ocampo parking spaces”.

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2025 and for the fiscal year then ended. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS Accounting Standards, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2025). See “Item 3. Key Information —D.Risk Factors—Risks Relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

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

	Fiscal year ended June 30,
	2025	2024	2023
	(inter‑annual data)
GDP (1)	6.3%	(1.7)%	(4.9)%
Inflation (IPIM) (2)	21.2%	284.4%	112.8%
Inflation (CPI)	39.4%	271.5%	115.6%
Depreciation of the Peso against the U.S. dollar	(29.6%)	(255.0%)	(105.0%)
Average exchange rate per USD 1.00 (3)	ARS 1,200.5	ARS 910.5	ARS 256.5

____________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 22, 2025, the exchange rate was ARS 1,484.50 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 6.3% interannually during the second quarter of 2025, compared to a decrease of 1.7% in the same period of 2024. Nationally, shopping mall sales at current prices in the month of June 2025 relevant to the survey reached a total of ARS 592,710 million, which represents an increase of 27.8% compared to June 2024. Accumulated sales for the first six months of 2025 represent a 205.8% increase in current terms and a 1.7% decrease in real terms as compared to the same period of 2024. The monthly EMAE as of June 30, 2025, decreased by 0.7% compared to the previous month and 4.5% compared to the same month in 2024. As of June 30, 2025, the unemployment rate was at 7.6% of the country’s economically active population, compared to 7.6% as of June 30, 2024. On the other hand, in the second quarter of 2025, the activity rate stood at 48.1% compared to 48.5% in the same quarter of the previous year, while the employment rate was 44.5% compared to 44.8% in the second quarter of 2024.

Changes in short- and long-term interest rates, persistently high inflation and the recent increase in unemployment may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. Although GDP showed a rebound in the first half of 2025, the decline in real sales at shopping malls indicates a weakening of consumption in this sector. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a contraction in real consumption may adversely affect our revenues. In addition, a lower number of visitors to our shopping malls and, consequently, reduced demand for parking and other services, may also negatively impact our service income.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2023	115.6%	112.8%
2024	271.5%	284.4%
2025	39.4%	21.2%

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

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e., is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact on the fair market value of our shopping malls as measured in Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Pesos.

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

For more information about the evolution of the U.S. dollar / Peso exchange rate, see “Item 3. Key Information - A1. Local Exchange Market and Exchange Rates.”

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

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2025, 2024 and 2023, we sold and transferred floors of the building for a total area of approximately 1,197 sqm, 3,579 sqm and 9,500 sqm respectively. As of June 30, 2025, IRSA retains its rights for 3 floors of the building with an approximate leasable area of 3,740 sqm.

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

Shopping malls

During the fiscal years ended June 30, 2024 and 2023, we maintained the same portfolio of operating shopping malls.

During fiscal year ended June 30, 2025, we incorporated “Terrazas de Mayo” to our portfolio after we completed the acquisition on December 3, 2024. This property is located in the Malvinas Argentina’s district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,720 GLA sqm.

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

•	The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

•

The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

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

•

Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and CPF as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and CPF and recoverable expenses).

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

Below is a summary of the Company’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statements of Income and Other Comprehensive Income for the years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	374,662	(2,172)	96,036	—	468,526
Costs	(87,365)	204	(96,575)	—	(183,736)
Gross profit / (loss)	287,297	(1,968)	(539)	—	284,790
Net loss from fair value adjustment of investment properties	27	(2,527)	—	—	(2,500)
General and administrative expenses	(69,135)	299	—	197	(68,639)
Selling expenses	(24,108)	126	—	—	(23,982)
Other operating results, net	(17,199)	(2)	344	(197)	(17,054)
Profit / (loss) from operations	176,882	(4,072)	(195)	—	172,615
Share of profit of associates and joint ventures	25,332	2,592	—	—	27,924
Segment profit / (loss)	202,214	(1,480)	(195)	—	200,539
Reportable assets	2,741,621	(617)	—	621,065	3,362,069
Reportable liabilities (i)	—	—	—	(1,690,102)	(1,690,102)
Net reportable assets	2,741,621	(617)	—	(1,069,037)	1,671,967

	06.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	377,202	(2,027)	82,884	—	458,059
Costs	(67,990)	225	(84,539)	—	(152,304)
Gross profit / (loss)	309,212	(1,802)	(1,655)	—	305,755
Net loss from fair value adjustment of investment properties	(489,302)	508	—	—	(488,794)
General and administrative expenses	(71,355)	242	—	(36)	(71,149)
Selling expenses	(24,387)	187	—	—	(24,200)
Other operating results, net	(7,240)	(28)	584	36	(6,648)
(Loss) / profit from operations	(283,072)	(893)	(1,071)	—	(285,036)
Share of profit of associates and joint ventures	47,068	386	—	—	47,454
Segment (loss) / profit	(236,004)	(507)	(1,071)	—	(237,582)
Reportable assets	2,711,915	601	—	412,955	3,125,471
Reportable liabilities (i)	—	—	—	(1,518,742)	(1,518,742)
Net reportable assets	2,711,915	601	—	(1,105,787)	1,606,729

110

	06.30.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	374,521	(2,352)	90,317	—	462,486
Costs	(68,638)	1,026	(91,947)	—	(159,559)
Gross profit / (loss)	305,883	(1,326)	(1,630)	—	302,927
Net loss from fair value adjustment of investment properties	(265,106)	10,539	—	—	(254,567)
General and administrative expenses	(100,686)	347	—	269	(100,070)
Selling expenses	(23,507)	142	—	—	(23,365)
Other operating results, net	(37,730)	(129)	857	(269)	(37,271)
Loss from operations	(121,146)	9,573	(773)	—	(112,346)
Share of profit / (loss) of associates and joint ventures	20,145	(6,565)	—	—	13,580
Segment loss	(101,001)	3,008	(773)	—	(98,766)
Reportable assets	3,289,229	(18,585)	—	415,415	3,686,059
Reportable liabilities (i)	—	—	—	(1,680,019)	(1,680,019)
Net reportable assets	3,289,229	(18,585)	—	(1,264,604)	2,006,040

______________

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 80, ARS 22 and ARS 7, as of June 30, 2025, 2024 and 2023, respectively.

(i)	The CODM centers the review on reportable assets.

Below is a summarized analysis of the lines business for the fiscal years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	270,531	20,065	12,761	64,596	6,709	374,662
Costs	(20,705)	(1,742)	(17,929)	(42,908)	(4,081)	(87,365)
Gross profit / (loss)	249,826	18,323	(5,168)	21,688	2,628	287,297
Net gain / (loss) from fair value adjustment of investment properties	443,974	(148,941)	(294,436)	—	(570)	27
General and administrative expenses	(28,999)	(2,397)	(11,605)	(11,972)	(14,162)	(69,135)
Selling expenses	(13,536)	(891)	(3,116)	(5,052)	(1,513)	(24,108)
Other operating results, net	(500)	182	(19,070)	(474)	2,663	(17,199)
Profit / (loss) from operations	650,765	(133,724)	(333,395)	4,190	(10,954)	176,882
Share of profit of associates and joint ventures	—	—	—	—	25,332	25,332
Segment profit / (loss)	650,765	(133,724)	(333,395)	4,190	14,378	202,214

Investment properties and trading properties	1,458,243	252,868	800,571	—	2,106	2,513,788
Investment in associates and joint ventures	—	—	—	—	169,700	169,700
Other operating assets	5,169	511	114	45,233	7,106	58,133
Reportable assets	1,463,412	253,379	800,685	45,233	178,912	2,741,621

(i)	Includes the result for the investment in GCDI and BHSA for ARS 519 million and ARS 13,639 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding to the segments, ARS 374,042 million originated in Argentina, and ARS 620 million in other countries, principally in Uruguay for ARS 547 million and USA for ARS 73 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 2,728,390 million are located in Argentina and ARS 13,231 million in other countries, principally in the USA for ARS 1,620 million and Uruguay for ARS 11,427 million.

111

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	250,468	22,646	12,891	85,840	5,357	377,202
Costs	(14,937)	(1,648)	(7,451)	(40,173)	(3,781)	(67,990)
Gross profit	235,531	20,998	5,440	45,667	1,576	309,212
Net loss from fair value adjustment of investment properties	(20,824)	(97,015)	(371,060)	—	(403)	(489,302)
General and administrative expenses	(30,126)	(2,493)	(12,283)	(13,025)	(13,428)	(71,355)
Selling expenses	(12,558)	(251)	(4,512)	(5,863)	(1,203)	(24,387)
Other operating results, net	(3,960)	(88)	(2,765)	(1,577)	1,150	(7,240)
Profit / (loss) from operations	168,063	(78,849)	(385,180)	25,202	(12,308)	(283,072)
Share of profit of associates and joint ventures	—	—	—	—	47,068	47,068
Segment profit / (loss)	168,063	(78,849)	(385,180)	25,202	34,760	(236,004)

Investment properties and trading properties	962,417	423,239	1,019,001	—	3,152	2,407,809
Investment in associates and joint ventures	—	—	—	—	173,401	173,401
Other operating assets	3,416	452	75,534	44,158	7,145	130,705
Reportable assets	965,833	423,691	1,094,535	44,158	183,698	2,711,915

(i)	Includes the result for the investment in GCDI and BHSA for ARS (7,918) million and ARS 40,782 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 367,827 million originated in Argentina and ARS 9,375 million in other countries, principally in Uruguay for ARS 9,273 million and USA for ARS 102 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 2,697,289 million are located in Argentina and ARS 14,626 million in other countries, principally in the USA for ARS 2,446 million and Uruguay for ARS 12,086 million.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	245,723	23,745	22,698	77,512	4,843	374,521
Costs	(16,643)	(1,963)	(6,905)	(39,263)	(3,864)	(68,638)
Gross profit	229,080	21,782	15,793	38,249	979	305,883
Net loss from fair value adjustment of investment properties	(57,854)	(23,548)	(183,119)	—	(585)	(265,106)
General and administrative expenses	(34,612)	(3,859)	(13,260)	(16,964)	(31,991)	(100,686)
Selling expenses	(11,230)	(534)	(5,817)	(5,325)	(601)	(23,507)
Other operating results, net	(3,030)	(357)	(4,579)	(741)	(29,023)	(37,730)
Profit / (loss) from operations	122,354	(6,516)	(190,982)	15,219	(61,221)	(121,146)
Share of profit of associates and joint ventures	—	—	—	—	20,145	20,145
Segment profit / (loss)	122,354	(6,516)	(190,982)	15,219	(41,076)	(101,001)

Investment properties and trading properties	967,683	624,081	1,449,437	—	4,165	3,045,366
Investment in associates and joint ventures	—	—	—	—	148,652	148,652
Other operating assets	3,429	554	38,119	45,495	7,614	95,211
Reportable assets	971,112	624,635	1,487,556	45,495	160,431	3,289,229

(i)	Includes the result for the investment in GCDI and BHSA for ARS 841 million and ARS 15,969 million respectively, in the line “Share of loss of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 361,377 million are originated in Argentina and ARS 13,144 in other countries, principally in Uruguay for ARS 13,031 million and USA for ARS 113 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 3,269,593 million are located in Argentina and ARS 19,636 million in other countries, principally in the USA for ARS 2,735 million and Uruguay for ARS 16,801 million.

Results of Operations for the fiscal years ended June 30, 2025 and 2024

Below is a summary of the operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2025 and 2024.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in Million ARS)
Revenues	374,662	377,202	(2,540)	(2,172)	(2,027)	(145)	96,036	82,884	13,152	—	—	—	468,526	458,059	10,467
Costs	(87,365)	(67,990)	(19,375)	204	225	(21)	(96,575)	(84,539)	(12,036)	—	—	—	(183,736)	(152,304)	(31,432)
Gross profit / (loss)	287,297	309,212	(21,915)	(1,968)	(1,802)	(166)	(539)	(1,655)	1,116	—	—	—	284,790	305,755	(20,965)
Net gain / (loss) from fair value adjustment of investment properties	27	(489,302)	489,329	(2,527)	508	(3,035)	—	—	—	—	—	—	(2,500)	(488,794)	486,294
General and administrative expenses	(69,135)	(71,355)	2,220	299	242	57	—	—	—	197	(36)	233	(68,639)	(71,149)	2,510
Selling expenses	(24,108)	(24,387)	279	126	187	(61)	—	—	—	—	—	—	(23,982)	(24,200)	218
Other operating results, net	(17,199)	(7,240)	(9,959)	(2)	(28)	26	344	584	(240)	(197)	36	(233)	(17,054)	(6,648)	(10,406)
Profit / (loss) from operations	176,882	(283,072)	459,954	(4,072)	(893)	(3,179)	(195)	(1,071)	876	—	—	—	172,615	(285,036)	457,651
Share of profit / (loss) of associates and joint ventures	25,332	47,068	(21,736)	2,592	386	2,206	—	—	—	—	—	—	27,924	47,454	(19,530)
Segment profit / (loss)	202,214	(236,004)	438,218	(1,480)	(507)	(973)	(195)	(1,071)	876	—	—	—	200,539	(237,582)	438,121
Reportable assets	2,741,621	2,711,915	29,706	(617)	601	(1,218)	—	—	—	621,065	412,955	208,110	3,362,069	3,125,471	236,598
Reportable liabilities	—	—	—	—	—	—	—	—	—	(1,690,102)	(1,518,742)	(171,360)	(1,690,102)	(1,518,742)	(171,360)
Net reportable assets	2,741,621	2,711,915	29,706	(617)	601	(1,218)	—	—	—	(1,069,037)	(1,105,787)	36,750	1,671,967	1,606,729	65,238

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2025 and 2024.

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in Million ARS)
Revenues	270,531	250,468	20,063	20,065	22,646	(2,581)	12,761	12,891	(130)	64,596	85,840	(21,244)	6,709	5,357	1,352	374,662	377,202	(2,540)
Costs	(20,705)	(14,937)	(5,768)	(1,742)	(1,648)	(94)	(17,929)	(7,451)	(10,478)	(42,908)	(40,173)	(2,735)	(4,081)	(3,781)	(300)	(87,365)	(67,990)	(19,375)
Gross profit / (loss)	249,826	235,531	14,295	18,323	20,998	(2,675)	(5,168)	5,440	(10,608)	21,688	45,667	(23,979)	2,628	1,576	1,052	287,297	309,212	(21,915)
Net gain / (loss) from fair value adjustment of investment properties	443,974	(20,824)	464,798	(148,941)	(97,015)	(51,926)	(294,436)	(371,060)	76,624	—	—	—	(570)	(403)	(167)	27	(489,302)	489,329
General and administrative expenses	(28,999)	(30,126)	1,127	(2,397)	(2,493)	96	(11,605)	(12,283)	678	(11,972)	(13,025)	1,053	(14,162)	(13,428)	(734)	(69,135)	(71,355)	2,220
Selling expenses	(13,536)	(12,558)	(978)	(891)	(251)	(640)	(3,116)	(4,512)	1,396	(5,052)	(5,863)	811	(1,513)	(1,203)	(310)	(24,108)	(24,387)	279
Other operating results, net	(500)	(3,960)	3,460	182	(88)	270	(19,070)	(2,765)	(16,305)	(474)	(1,577)	1,103	2,663	1,150	1,513	(17,199)	(7,240)	(9,959)
Profit / (loss) from operations	650,765	168,063	482,702	(133,724)	(78,849)	(54,875)	(333,395)	(385,180)	51,785	4,190	25,202	(21,012)	(10,954)	(12,308)	1,354	176,882	(283,072)	459,954
Share of profit / (loss) of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	25,332	47,068	(21,736)	25,332	47,068	(21,736)
Segment profit / (loss)	650,765	168,063	482,702	(133,724)	(78,849)	(54,875)	(333,395)	(385,180)	51,785	4,190	25,202	(21,012)	14,378	34,760	(20,382)	202,214	(236,004)	438,218
Reportable assets	1,463,412	965,833	497,579	253,379	423,691	(170,312)	800,685	1,094,535	(293,850)	45,233	44,158	1,075	178,912	183,698	(4,786)	2,741,621	2,711,915	29,706
Reportable liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net reportable assets	1,463,412	965,833	497,579	253,379	423,691	(170,312)	800,685	1,094,535	(293,850)	45,233	44,158	1,075	178,912	183,698	(4,786)	2,741,621	2,711,915	29,706

Revenues 2025 vs 2024

Shopping Malls. Revenues from the Shopping Malls segment increased by 8.0% from ARS 250,468 million during the fiscal year ended June 30, 2024, to ARS 270,531 million during the fiscal year ended June 30, 2025. Rental income increased by 5.8% compared to the prior year, mainly due to changes in lease negotiations with tenants and to a higher quantity and amount of income from retail stands. During the fiscal year ended June 30, 2025, the increase in revenues was mainly due to: (i) an increase of ARS 44,813 million in base rental revenues, mainly explained by contract renegotiations under more favorable terms; (ii) an increase of ARS 3,164 million in parking revenues, mainly explained by rate adjustments above inflation; (iii) an increase of ARS 2,764 million in admission rights mainly due to contract renegotiations; (iv) an increase of ARS 2,037 million in commissions; (v) an increase of ARS 263 million in revenues from management and administrative services; partially offset by (vi) a decrease of ARS 32,943 million in contingent rental revenues.

Offices. Revenues from the Offices segment decreased by 11.4% from ARS 22,646 million during the fiscal year ended June 30, 2024, to ARS 20,065 million during the fiscal year ended June 30, 2025. This variation is mainly explained by a decrease in revenue from leases by 12.1% from ARS 22,555 million during the fiscal year ended June 30, 2024, to ARS 19,830 million during the fiscal year ended June 30, 2025. The decrease is primarily attributable to the stability of lease rates expressed in U.S. dollars and to a foreign exchange variation that was lower than inflation rate.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 1.0% decrease from ARS 12,891 million during the fiscal year ended June 30, 2024, to ARS 12,761 million during the fiscal year ended June 30, 2025. The decrease was mainly attributable to: (i) a decrease of ARS 1,562 million in rental income, due to lower occupancy of units during the fiscal year ended June 30, 2025, and because in the fiscal year ended June 30, 2024, spaces had been leased for events and filming; partially offset by (ii) an increase of ARS 1,212 million in revenues from the sale of trading properties, as during the current fiscal year 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers” and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, while in the fiscal year ended June 30, 2024, two plots of land in Canelones (Uruguay) had been sold by VAM.

Hotels. Revenues from our Hotels segment decreased by 24.7% from ARS 85,840 million during the fiscal year ended June 30, 2024, to ARS 64,596 million during the fiscal year ended June 30, 2025.This decrease is mainly explained by a drop in international tourism arrivals as a result of reduced currency competitiveness in the country.

Others. Revenues from the Others segment increased by 25.2% from ARS 5,357 million during the fiscal year ended June 30, 2024, to ARS 6,709 million during the fiscal year ended June 30, 2025, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We are appa for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2025 vs 2024

Shopping Malls. Costs associated with the Shopping Malls segment increased by 38.6%, from ARS 14,937 million during the fiscal year ended June 30, 2024, to ARS 20,705 million during the fiscal year ended June 30, 2025, primarily due to higher activity levels at the shopping malls, which led to higher operating costs, mainly explained by: (i) an increase of ARS 1,406 million in amortization and depreciation charges, partially due to the recognition of the Terrazas de Mayo brand acquired during the fiscal year ended June 30, 2025, as well as the capitalization of construction works in progress; (ii) an increase of ARS 1,293 million in rents and expenses; (iii) an increase of ARS 1,141 million in fees and compensations for services; (iv) an increase of ARS 961 million in salaries, social security charges and other personnel administrative expenses; (v) an increase of ARS 598 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 547 million in taxes; partially offset by (vii) a decrease of ARS 96 million in bank expenses; and (viii) a decrease of ARS 91 million in travel, transportation and stationery. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 6.0% during the fiscal year ended June 30, 2024, to 7.7% during the fiscal year ended June 30, 2025.

Offices. Costs associated with the Offices segment increased by 5.7%, from ARS 1,648 million during the fiscal year ended June 30, 2024, to ARS 1,742 million during the fiscal year ended June 30, 2025. Office costs were influenced by higher occupancy in Class A+ and A buildings, as well as by the costs associated with the Coworking Philips space. The variation was mainly due to: (i) an increase of ARS 148 million in rents and expenses, partially explained by higher expenses from the Coworking Philips space; (ii) an increase of ARS 188 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 74 million in travel, transportation and stationery; (iv) an increase of ARS 37 million in amortization and depreciation charges; partially offset by (v) a decrease of ARS 356 million in fees and compensations for services. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 7.3% during the fiscal year ended June 30, 2024, to 8.7% during the fiscal year ended June 30, 2025.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 140.6% increase from ARS 7,451 million during the fiscal year ended June 30, 2024, to ARS 17,929 million during the fiscal year ended June 30, 2025 (a rise aligned with sales growth, thus justifying the higher costs), mainly due to: (i) an increase of ARS 9,563 million in cost of goods sold and services, mainly explained by the sale of 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers”, and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM; (ii) an increase of ARS 534 million in rents and expenses; (iii) an increase of ARS 303 million in salaries, social security charges and other personnel administrative expenses; (iv) an increase of ARS 117 million in taxes; (v) an increase of ARS 61 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vi) a decrease of ARS 74 million in fees and compensations for services. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 57.8% during the fiscal year ended June 30, 2024, to 140.5% during the fiscal year ended June 30, 2025.

Hotels. Costs in the Hotels segment increased by 6.8%, from ARS 40,173 million during the fiscal year ended June 30, 2024, to ARS 42,908 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 4,347 million in salaries, social security charges and other personnel administrative expenses; partially offset by (ii) a decrease of ARS 721 million in food, beverages and other hotel expenses; (iii) a decrease of ARS 526 million in fees and compensations for services; (iv) a decrease of ARS 217 million in maintenance, security, cleaning, repairs and related expenses; and (v) a decrease of ARS 153 million in amortization and depreciation charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 46.8% during the fiscal year ended June 30, 2024, to 66.4% during the fiscal year ended June 30, 2025.

Others. Costs in the Others segment increased by 7.9%, from ARS 3,781 million during the fiscal year ended June 30, 2024, to ARS 4,081 million during the fiscal year ended June 30, 2025, mainly as a result of (i) an increase of ARS 204 million in taxes; (ii) an increase of ARS 150 million in fees and compensations for services; (iii) an increase of ARS 72 million in amortization and depreciation charges; (iv) an increase of ARS 43 million in travel, transportation and stationery; partially offset by (v) a decrease of ARS 116 million in other charges; (vi) a decrease of ARS 29 million in salaries, social security charges and other personnel administrative expenses; (vii) a decrease of ARS 23 million in maintenance, security, cleaning, repairs and related expenses. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 70.6% during the fiscal year ended June 30, 2024, to 60.8% during the fiscal year ended June 30, 2025.

Gross profit 2025 vs 2024

Shopping Malls. Gross profit from the Shopping Malls segment increased by 6.1%, from a profit of ARS 235,531 million during the fiscal year ended June 30, 2024, to an ARS 249,826 million profit during the fiscal year ended June 30, 2025, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 94.0% positive during the fiscal year ended June 30, 2024, to 92.4% positive during the fiscal year ended June 30, 2025.

Offices. Gross profit from the Offices segment decreased by 12.7%, from a profit of ARS 20,998 million during the fiscal year ended June 30, 2024, to an ARS 18,323 million profit during the fiscal year ended June 30, 2025. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 92.7% positive during the fiscal year ended June 30, 2024, to 91% positive during the fiscal year ended June 30, 2025.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment decreased by 195.0%, from a profit of ARS 5,440 million during the fiscal year ended June 30, 2024, to an ARS 5,168 million loss during the fiscal year ended June 30, 2025. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 42.2% positive during the fiscal year ended June 30, 2024, to 40.5% negative during the fiscal year ended June 30, 2025.

Hotels. Gross profit from the Hotels segment decreased by 52.5%, from a profit of ARS 45,667 million during the fiscal year ended June 30, 2024, to an ARS 21,688 million profit during the fiscal year ended June 30, 2025. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 53.2% positive during the fiscal year ended June 30, 2024, to 33.6% positive during the fiscal year ended June 30, 2025.

Others. Gross profit from the Others segment increased by 66.8%, from a profit of ARS 1,576 million during the fiscal year ended June 30, 2024, to an ARS 2,628 million profit during the fiscal year ended June 30, 2025. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 29.4% positive during the fiscal year ended June 30, 2024, to 39.2% positive during the fiscal year ended June 30, 2025.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net (loss) from fair value adjustment of investment properties2025 vs 2024

Total consolidated net loss from fair value adjustment of investment properties, according to the income statement, varied by ARS 486,294 million, from a net loss of ARS 488,794 million during the fiscal year ended June 30, 2024, to a net loss of ARS 2,500 million during the fiscal year ended June 30, 2025.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a loss of ARS 489,302 million (out of which an ARS 20,824 million loss derives from our Shopping Malls segment; an ARS 97,015 million loss from our Offices segment; an ARS 371,060 million loss from our Sales and Developments segment and an ARS 403 million loss from our Others segment) during the fiscal year ended June 30, 2024, to a gain of ARS 27 million during the fiscal year ended June 30, 2025 (out of which an ARS 443,974 million profit derives from our Shopping Malls segment; an ARS 148,941 million loss from our Offices segment; an ARS 294,436 million loss from our Sales and Developments segment and an ARS 570 million loss from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; the variation of the official exchange rate, which is used to measure these properties, was 27 percentage points below inflation, and (ii) the discount rate used to discount cash flows, mainly affected by a decrease of approximately 400 basis points in the country risk premium compared to the prior fiscal year.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric. In our Office segment and Developments segment, the value was primarily impacted by the appreciation of the peso against the “MEP dollar” during the fiscal year ended June 30, 2025, as in real terms, the variation in the MEP exchange rate, which is used to measure these properties, was 77 points below inflation. Dollar-denominated valuations remained at levels similar to those of the fiscal year ended June 30, 2024.

General and administrative expenses 2025 vs 2024

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 3.7%, from ARS 30,126 million during the fiscal year ended June 30, 2024, to ARS 28,999 million during the fiscal year ended June 30, 2025, mainly due to: (i) a decrease of ARS 980 million in directors’ fees; (ii) a decrease of ARS 444 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 119 million in maintenance, security, cleaning, repairs and related expenses; (iv) a decrease of ARS 92 million in amortization and depreciation charges; partially offset by (v) an increase of ARS 449 million in salaries, social security charges and other personnel administrative expenses; (vi) an increase of ARS 40 million in travel, transportation and stationery; and (vii) an increase of ARS 20 million in rents and expenses. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 12.0% during the fiscal year ended June 30, 2024, to 10.7% during the fiscal year ended June 30, 2025.

Offices. General and administrative expenses of our Offices segment decreased by 3.9%, from ARS 2,493 million during the fiscal year ended June 30, 2024, to ARS 2,397 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 86 million in directors’ fees; (ii) a decrease of ARS 37 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 10 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (iv) an increase of ARS 39 million in salaries, social security charges and other personnel administrative expense. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 11.0% during the fiscal year ended June 30, 2024, to 11.9% during the fiscal year ended June 30, 2025.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 5.5%, from ARS 12,283 million during the fiscal year ended June 30, 2024, to ARS 11,605 million during the fiscal year ended June 30, 2025. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 95.3% during the fiscal year ended June 30, 2024, to 90.9% during the fiscal year ended June 30, 2025.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 8.1%, from ARS 13,025 million during the fiscal year ended June 30, 2024, to ARS 11,972 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,103 million in fees and compensations for services; (ii) a decrease of ARS 154 million in bank expenses; (iii) a decrease of ARS 114 million in taxes; (iv) a decrease of ARS 85 million in other charges; partially offset by (v) an increase of ARS 214 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 167 million in salaries, social security charges and other personnel administrative expenses; and (vii) an increase of ARS 37 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.2% during the fiscal year ended June 30, 2024, to 18.5% during the fiscal year ended June 30, 2025.

Others. General and administrative expenses associated with our Others segment increased by 5.5%, from ARS 13,428 million during the fiscal year ended June 30, 2024, to ARS 14,162 million during the fiscal year ended June 30, 2025, mainly due to: (i) an increase of ARS 1,087 million in directors’ fees; (ii) an increase of ARS 42 million in fees and compensations for services; (iii) an increase of ARS 14 million in amortization and depreciation charges; partially offset by (iv) a decrease of ARS 174 million in salaries, social security charges and other personnel administrative expenses; (v) a decrease of ARS 143 million in other charges; (vi) a decrease of ARS 56 million in taxes; (vii) a decrease of ARS 18 million in maintenance, security, cleaning, repairs and related expenses; and (viii) a decrease of ARS 11 million in travel, transportation and stationery. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 250.7% during the fiscal year ended June 30, 2024, to 211.1% during the fiscal year ended June 30, 2025.

Selling expenses 2025 vs 2024

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 7.8%, from ARS 12,558 million during the fiscal year ended June 30, 2024, to ARS 13,536 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 1,058 million in taxes due to higher real estate taxes, which increased above the inflation rate; (ii) an increase of ARS 47 million in amortization and depreciation charges; (iii) an increase of ARS 31 million in bad debts (charge and recovery, net); partially offset by (iv) a decrease of ARS 89 million in fees and compensations for services; (v) a decrease of ARS 59 million in advertising, promotions, and other marketing expenses; and (vi) a decrease of ARS 12 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, remained stable at 5.0% during the fiscal years presented.

Offices. Selling expenses associated with our Offices segment increased by 255.0%, from ARS 251 million during the fiscal year ended June 30, 2024, to ARS 891 million during the fiscal year ended June 30, 2025. Such variation was mainly generated as a result of: (i) an increase of ARS 334 million in fees and compensations for services; (ii) an increase of ARS 182 million in bad debts (charge and recovery, net), primarily due to higher provisions for uncollectible accounts at the Intercontinental Building; (iii) an increase of ARS 138 million in advertising, promotions, and other marketing expenses; partially offset by (iv) a decrease of ARS 19 million in taxes. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 1.1% during the fiscal year ended June 30, 2024, to 4.4% during the fiscal year ended June 30, 2025.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 30.9%, from ARS 4,512 million during the fiscal year ended June 30, 2024, to ARS 3,116 million during the fiscal year ended June 30, 2025. The variation was mainly explained by lower expenses incurred in the sale of properties, caused by a decrease in sales compared to the prior year. Among the most significant variations were: (i) a decrease of ARS 1,091 million in fees and compensations for services due to lower notary fees; (ii) a decrease of ARS 667 million in taxes due to lower sealing expenses; (iii) a decrease of ARS 11 million in bad debts (charge and recovery, net); partially offset by (iv) an increase of ARS 384 million in advertising, promotions, and other marketing expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 35.0% during the fiscal year ended June 30, 2024, to 24.4% during the fiscal year ended June 30, 2025.

Hotels. Selling expenses associated with our Hotels segment decreased by 13.8%, from ARS 5,863 million during the fiscal year ended June 30, 2024, to ARS 5,052 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,769 million in taxes; (ii) a decrease of ARS 70 million in salaries, social security charges and other personnel administrative expenses; (iii) a decrease of ARS 64 million in fees and compensations for services; partially offset by (iv) an increase of ARS 44 million in advertising, promotions, and other marketing expenses; and (v) an increase of ARS 41 million in other charges. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 6.8% during the fiscal year ended June 30, 2024, to 7.8% during the fiscal year ended June 30, 2025.

Others. Selling expenses associated with our Others segment increased by 25.8%, from ARS 1,203 million during the fiscal year ended June 30, 2024, to ARS 1,513 million during the fiscal year ended June 30, 2025. This increase is mainly due to higher commercial activities carried out by We are appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 22.5% during the fiscal year ended June 30, 2024, to 22.6% during the fiscal year ended June 30, 2025.

Other operating results, net 2025 vs 2024

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 87.4%, from a net loss of ARS 3,960 million during the fiscal year ended June 30, 2024, to a net loss of ARS 500 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 4,172 million, primarily explained by a change in the interest rate applied to employment-related claims; partially offset by (ii) an ARS 795 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.6% negative during the fiscal year ended June 30, 2024, to 0.2% negative during the fiscal year ended June 30, 2025.

Offices. Other operating results, net associated with our Offices segment varied by 306.8%, from a net loss of ARS 88 million during the fiscal year ended June 30, 2024, to a net profit of ARS 182 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 179 million; (ii) an increase of ARS 131 million in interest income generated by operating assets; partially offset by (iii) a higher charge of ARS 32 million for donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.4% negative during the fiscal year ended June 30, 2024, to 0.9% positive during the fiscal year ended June 30, 2025.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment varied by 589.7%, from a net loss of ARS 2,765 million during the fiscal year ended June 30, 2024, to a net loss of ARS 19,070 million during the fiscal year ended June 30, 2025, mainly due to: (i) a loss of ARS 19,125 million due to the impairment of trading properties for the fiscal year ended June 30, 2025, which resulted from the Company’s comparison between the inflation-adjusted cost (ARS 57,107 million) and the net realizable value (ARS 37,982 million) of these assets; (ii) a higher charge of ARS 151 million for donations; (iii) a lower negative result of ARS 2,181 million from the sale of a joint venture, which corresponds to the sale of Quality Invest S.A. during the fiscal year ended June 30, 2024; (iv) an increase of ARS 417 million in management fees; and (v) a lower charge for lawsuits of ARS 327 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 21.4% negative during the fiscal year ended June 30, 2024, to 149.4% negative during the fiscal year ended June 30, 2025.

Hotels. Other operating results, net associated with the Hotels segment varied by 69.9%, from a net loss of ARS 1,577 million during the fiscal year ended June 30, 2024, to a net loss of ARS 474 million during the fiscal year ended June 30, 2025, mainly due to a decrease in lawsuit charges of ARS 1,224 million, primarily explained by lower labor contingencies related to Nuevas Fronteras S.A. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.8% negative during the fiscal year ended June 30, 2024, to 0.7% negative during the fiscal year ended June 30, 2025.

Others. Other operating results, net associated with the Others segment varied by 131.6%, from a net profit of ARS 1,150 million during the fiscal year ended June 30, 2024, to a net profit of ARS 2,663 million during the fiscal year ended June 30, 2025, mainly due to: (i) a positive result from the sale of associates of ARS 2,488 million during the fiscal year ended June 30, 2025; (ii) an increase of ARS 289 million in management fees; (iii) a lower charge of ARS 113 million for donations; partially offset by (iv) a lower gain of ARS 1,273 million generated from other operating results, mainly explained by a recovery of provisions recorded in the comparative year related to La Arena S.A.; (v) a lower charge of ARS 88 million for lawsuits and other contingencies; and (vi) a lower gain of ARS 16 million from interest earned from operating assets. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 21.5% positive during the fiscal year ended June 30, 2024, to 39.7% positive during the fiscal year ended June 30, 2025.

Operating results 2025 vs 2024

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 287.2%, from a net profit of ARS 168,063 million during the fiscal year ended June 30, 2024, to a net profit of ARS 650,765 million during the fiscal year ended June 30, 2025. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 67.1% positive during the fiscal year ended June 30, 2024, to 240.6% positive during the fiscal year ended June 30, 2025.

Offices. Operating results from operations associated with our Offices segment decreased by 69.6%, from a net loss of ARS 78,849 million during the fiscal year ended June 30, 2024, to a net loss of ARS 133,724 million during the fiscal year ended June 30, 2025. Such variation was mainly due to an ARS 51,926 million decrease in the loss from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 348.2% negative during the fiscal year ended June 30, 2024, to 666.5% negative during the fiscal year ended June 30, 2025.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 13.4%, from a net loss of ARS 385,180 million during the fiscal year ended June 30, 2024, to a net loss of ARS 333,395 million during the fiscal year ended June 30, 2025. Such decrease is mainly due to the (loss) from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,988.0% negative during the fiscal year ended June 30, 2024, to 2,612.6% negative during the fiscal year ended June 30, 2025.

Hotels. Operating results from operations associated with the Hotels segment decreased by 83.4%, from a net profit of ARS 25,202 million during the fiscal year ended June 30, 2024, to a net profit of ARS 4,190 million during the fiscal year ended June 30, 2025. This decrease is mainly due to a drop in international tourism arrivals as a result of reduced currency competitiveness in the country. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 29.4% positive during the fiscal year ended June 30, 2024, to 6.5% positive during the fiscal year ended June 30, 2025.

Others. Operating results from operations associated with the Others segment varied by 11.0%, from a net loss of ARS 12,308 million during the fiscal year ended June 30, 2024, to a net loss of ARS 10,954 million during the fiscal year ended June 30, 2025. Such decrease is mainly due to the increase in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 229.8% negative during the fiscal year ended June 30, 2024, to 163.3% negative during the fiscal year ended June 30, 2025.

Share of profit / (loss) of associates and joint ventures 2025 vs 2024

The share of profit of associates and joint ventures, according to the income statement, decreased by 41.2%, from a net profit of ARS 47,454 million during the fiscal year ended June 30, 2024 to a net profit of ARS 27,924 million during the fiscal year ended June 30, 2025, mainly due to a decrease in positive results from the Others segment.

Also, the net share of profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 571.5% increase, from a profit of ARS 386 million during the fiscal year ended June 30, 2024, to a profit of ARS 2,592 million during the fiscal year ended June 30, 2025. Mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Puerto Retiro S.A and Cyrsa S.A. is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit / (loss) of associates from the Others segment decreased by 46.2%, from a net profit of ARS 47,068 million during the fiscal year ended June 30, 2024, to a net profit of ARS 25,332 million during the fiscal year ended June 30, 2025, mainly as a result of the variation from our investments La Rural S.A. by ARS 632 million positive, GCDI by ARS 7,615 million positive, and Banco Hipotecario S.A. by ARS 27,143 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial results, net

The financial results decreased from a profit of ARS 125,854 million during the fiscal year ended June 30, 2024, to a profit of ARS 40,759 million during the fiscal year ended June 30, 2025, mainly due to a decrease in interest income and the gain generated by the fair value measurement of financial assets and liabilities through profit or loss, net, mainly caused by Argentina’s macroeconomic conditions, which generated fluctuations in the values and returns of securities below inflation, partially offset by a lower charge in interest expense and other financial costs.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge changed from a profit of ARS 64,601 million during the fiscal year ended June 30, 2024, to a loss of ARS 45,180 million during the fiscal year ended June 30, 2025. During the fiscal year ended June 30, 2025, there was a lower positive impact from deferred tax due to the decrease in the fair value adjustment of investment properties, while at the same time a higher current income tax expense was recorded.

Profit / (loss) for the year

As a result of the factors described above, the profit / (loss) for the year increased from a loss of ARS 47,127 million during the fiscal year ended June 30, 2024, to a profit of ARS 196,118 million during the fiscal year ended June 30, 2025.

Results of Operations for the fiscal years ended June 30, 2024 and 2023

Below is a summary of the operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2024 and 2023.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in Million ARS)
Revenues	377,202	374,521	2,681	(2,027)	(2,352)	325	82,884	90,317	(7,433)	—	—	—	458,059	462,486	(4,427)
Costs	(67,990)	(68,638)	648	225	1,026	(801)	(84,539)	(91,947)	7,408	—	—	—	(152,304)	(159,559)	7,255
Gross profit / (loss)	309,212	305,883	3,329	(1,802)	(1,326)	(476)	(1,655)	(1,630)	(25)	—	—	—	305,755	302,927	2,828
Net (loss) / gain from fair value adjustment of investment properties	(489,302)	(265,106)	(224,196)	508	10,539	(10,031)	—	—	—	—	—	—	(488,794)	(254,567)	(234,227)
General and administrative expenses	(71,355)	(100,686)	29,331	242	347	(105)	—	—	—	(36)	269	(305)	(71,149)	(100,070)	28,921
Selling expenses	(24,387)	(23,507)	(880)	187	142	45	—	—	—	—	—	—	(24,200)	(23,365)	(835)
Other operating results, net	(7,240)	(37,730)	30,490	(28)	(129)	101	584	857	(273)	36	(269)	305	(6,648)	(37,271)	30,623
(Loss) / profit from operations	(283,072)	(121,146)	(161,926)	(893)	9,573	(10,466)	(1,071)	(773)	(298)	—	—	—	(285,036)	(112,346)	(172,690)
Share of profit / (loss) of associates and joint ventures	47,068	20,145	26,923	386	(6,565)	6,951	—	—	—	—	—	—	47,454	13,580	33,874
Segment (loss) / profit	(236,004)	(101,001)	(135,003)	(507)	3,008	(3,515)	(1,071)	(773)	(298)	—	—	—	(237,582)	(98,766)	(138,816)
Reportable assets	2,711,915	3,289,229	(577,314)	601	(18,585)	19,186	—	—	—	412,955	415,415	(2,460)	3,125,471	3,686,059	(560,588)
Reportable liabilities	—	—	—	—	—	—	—	—	—	(1,518,742)	(1,680,019)	161,277	(1,518,742)	(1,680,019)	161,277
Net reportable assets	2,711,915	3,289,229	(577,314)	601	(18,585)	19,186	—	—	—	(1,105,787)	(1,264,604)	158,817	1,606,729	2,006,040	(399,311)

Below is a summary analysis of the operating segments by products and services for the years ended June 30, 2024 and 2023.

	Shopping Malls			Offices			Sales and Developments		Hotels			Others			Total
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in Million ARS)
Revenues	250,468	245,723	4,745	22,646	23,745	(1,099)	12,891	22,698	(9,807)	85,840	77,512	8,328	5,357	4,843	514	377,202	374,521	2,681
Costs	(14,937)	(16,643)	1,706	(1,648)	(1,963)	315	(7,451)	(6,905)	(546)	(40,173)	(39,263)	(910)	(3,781)	(3,864)	83	(67,990)	(68,638)	648
Gross profit / (loss)	235,531	229,080	6,451	20,998	21,782	(784)	5,440	15,793	(10,353)	45,667	38,249	7,418	1,576	979	597	309,212	305,883	3,329
Net (loss) / gain from fair value adjustment of investment properties	(20,824)	(57,854)	37,030	(97,015)	(23,548)	(73,467)	(371,060)	(183,119)	(187,941)	—	—	—	(403)	(585)	182	(489,302)	(265,106)	(224,196)
General and administrative expenses	(30,126)	(34,612)	4,486	(2,493)	(3,859)	1,366	(12,283)	(13,260)	977	(13,025)	(16,964)	3,939	(13,428)	(31,991)	18,563	(71,355)	(100,686)	29,331
Selling expenses	(12,558)	(11,230)	(1,328)	(251)	(534)	283	(4,512)	(5,817)	1,305	(5,863)	(5,325)	(538)	(1,203)	(601)	(602)	(24,387)	(23,507)	(880)
Other operating results, net	(3,960)	(3,030)	(930)	(88)	(357)	269	(2,765)	(4,579)	1,814	(1,577)	(741)	(836)	1,150	(29,023)	30,173	(7,240)	(37,730)	30,490
Profit / (loss) from operations	168,063	122,354	45,709	(78,849)	(6,516)	(72,333)	(385,180)	(190,982)	(194,198)	25,202	15,219	9,983	(12,308)	(61,221)	48,913	(283,072)	(121,146)	(161,926)
Share of profit of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	47,068	20,145	26,923	47,068	20,145	26,923
Segment profit / (loss)	168,063	122,354	45,709	(78,849)	(6,516)	(72,333)	(385,180)	(190,982)	(194,198)	25,202	15,219	9,983	34,760	(41,076)	75,836	(236,004)	(101,001)	(135,003)
Reportable assets	965,833	971,112	(5,279)	423,691	624,635	(200,944)	1,094,535	1,487,556	(393,021)	44,158	45,495	(1,337)	183,698	160,431	23,267	2,711,915	3,289,229	(577,314)
Reportable liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net reportable assets	965,833	971,112	(5,279)	423,691	624,635	(200,944)	1,094,535	1,487,556	(393,021)	44,158	45,495	(1,337)	183,698	160,431	23,267	2,711,915	3,289,229	(577,314)

Revenues 2024 vs 2023

Shopping Malls. Revenues from the Shopping Malls segment increased by 1.9% from ARS 245,723 million during the fiscal year ended June 30, 2023, to ARS 250,468 million during the fiscal year ended June 30, 2024. Although the number of new lease contracts in the fiscal year ended June 30, 2024, has been lower than the previous one, a 17% increase in admission rights has been observed. This increase is due to a change in negotiations, which includes a higher Minimum Insured Fixed Value in the total key money price, depending on the shopping mall. In the fiscal year ended June 30, 2024, the increase in revenues was mainly due to: (i) an increase of ARS 10,759 million in base rent revenue; (ii) an ARS 3,443 million increase in admission rights; (iii) an ARS 2,333 million increase in the revenue from averaging of scheduled rent escalation; (iv) an increase of ARS 1,814 million in commissions; and (v) an increase of ARS 821 million in revenue from parking; partially offset by: (vi) a decrease of ARS 14,325 million in contingent rent revenue caused by a lower billing in real terms from the tenants.

Offices. Revenues from the Offices segment decreased by 4.6% from ARS 23,745 million during the fiscal year ended June 30, 2023, to ARS 22,646 million during the fiscal year ended June 30, 2024. This variation is mainly explained by a decrease in revenue from leases by 4.6% from ARS 22,635 million during the fiscal year ended June 30, 2023, to ARS 22,555 million during the fiscal year ended June 30, 2024. The sale of floors in the “261 Della Paolera” Tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) results in a reduced leasable area.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 43.2% decrease from ARS 22,698 million during the fiscal year ended June 30, 2023, to ARS 12,891 million during the fiscal year ended June 30, 2024. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time. During the fiscal year ended June 30, 2024, VAM. sold two of its properties in the Canelones department (Uruguay) to the Boating Trust for a price of USD 6.8 million.

Hotels. Revenues from our Hotels segment increased by 10.7% from ARS 77,512 million during the fiscal year ended June 30, 2023, to ARS 85,840 million during the fiscal year ended June 30, 2024, mainly due to an improvement in rates measured in terms of dollars, occupancy levels remained at good level; however, a decline in international tourism was noted in the last quarter.

Others. Revenues from the Others segment increased by 10.6% from ARS 4,843 million during the fiscal year ended June 30, 2023, to ARS 5,357 million during the fiscal year ended June 30, 2024, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We are appa for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2024 vs 2023

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 10.3%, from ARS 16,643 million during the fiscal year ended June 30, 2023, to ARS 14,937 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in leases and expenses of ARS 2,128 million which is explained by a decrease in the cost of available commercial spaces given higher occupancy during the fiscal year ended June 30, 2024; (ii) a decrease in taxes, rates and contributions of ARS 322 million; partially offset by: (iii) an increase in fees and compensation for services of ARS 674 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 6.8% during the fiscal year ended June 30, 2023, to 6.0% during the fiscal year ended June 30, 2024.

Offices. Costs associated with the Offices segment decreased by 16.0%, from ARS 1,963 million during the fiscal year ended June 30, 2023, to ARS 1,648 million during the fiscal year ended June 30, 2024, mainly due to (i) a decrease in leases and expenses of ARS 346 million; (ii) a decrease in amortization and depreciation charges of ARS 208 million; (iii) a decrease in salaries, social security charges and other personnel administrative expenses of ARS 56 million; (iv) a decrease of ARS 35 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in taxes, rates and contributions of ARS 34 million; partially offset by: (vi) an increase in fees and compensation for services of ARS 352 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 8.3% during the fiscal year ended June 30, 2023, to 7.3% during the fiscal year ended June 30, 2024.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 7.9% increase from ARS 6,905 million during the fiscal year ended June 30, 2023, to ARS 7,451 million during the fiscal year ended June 30, 2024 mainly due to: (i) an increase of ARS 761 million in the cost of sale of goods and services, explained by the sale of two plots of land by VAM. (Canelones, Uruguay); (ii) an increase of ARS 219 million in maintenance, security, cleaning, repairs and other expenses; (iii) an increase of ARS 152 million in fees and compensation services; (iv) an increase in leases and expenses of ARS 62 million; partially offset by: (v) an ARS 644 million decrease in taxes, rates and contributions. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 30.4% during the fiscal year ended June 30, 2023, to 57.8% during the fiscal year ended June 30, 2024.

Hotels. Costs in the Hotels segment increased by 2.3%, from ARS 39,263 million during the fiscal year ended June 30, 2023, to ARS 40,173 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 896 million in maintenance, security, cleaning, repairs and other expenses; (ii) an increase of ARS 194 million in food, beverages and other hotel expenses; (iii) an increase of ARS 114 million in fees and compensation services; partially offset by: (iv) a decrease in the costs of salaries, social security and other personnel expenses of ARS 308 million. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 50.7% during the fiscal year ended June 30, 2023, to 46.8% during the fiscal year ended June 30, 2024.

Others. Costs in the Others segment decreased by 2.1%, from ARS 3,864 million during the fiscal year ended June 30, 2023, to ARS 3,781 million during the fiscal year ended June 30, 2024, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 623 million; (ii) a decrease of ARS 47 million in fees and compensation services; (iii) a decrease in taxes, rates and contributions of ARS 46 million; partially offset by: (iv) an increase of ARS 457 million in maintenance, security, cleaning, repairs and other expenses; and (v) an increase of others charges of ARS 191 million. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 79.8% during the fiscal year ended June 30, 2023, to 70.6% during the fiscal year ended June 30, 2024.

Gross profit 2024 vs 2023

Shopping Malls. Gross profit from the Shopping Malls segment increased by 2.8%, from a profit of ARS 229,080 million during the fiscal year ended June 30, 2023, to an ARS 235,531 million profit during the fiscal year ended June 30, 2024, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 93.2% positive during the fiscal year ended June 30, 2023, to 94.0% positive during the fiscal year ended June 30, 2024.

Offices. Gross profit from the Offices segment decreased by 3.6%, from a profit of ARS 21,782 million during the fiscal year ended June 30, 2023, to an ARS 20,998 million profit during the fiscal year ended June 30, 2024. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 91.7% positive during the fiscal year ended June 30, 2023, to 92.7% positive during the fiscal year ended June 30, 2024.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 65.6%, from a profit of ARS 15,793 million during the fiscal year ended June 30, 2023, to an ARS 5,440 million profit during the fiscal year ended June 30, 2024. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 69.6% positive during the fiscal year ended June 30, 2023, to 42.2% positive during the fiscal year ended June 30, 2024.

Hotels. Gross profit from the Hotels segment increased by 19.4%, from a profit of ARS 38,249 million during the fiscal year ended June 30, 2023, to an ARS 45,667 million profit during the fiscal year ended June 30, 2024. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 49.3% positive during the fiscal year ended June 30, 2023, to 53.2% positive during the fiscal year ended June 30, 2024.

Others. Gross profit from the Others segment increased by 61.0%, from a profit of ARS 979 million during the fiscal year ended June 30, 2023, to an ARS 1,576 million profit during the fiscal year ended June 30, 2024. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 20.2% positive during the fiscal year ended June 30, 2023, to 29.4% positive during the fiscal year ended June 30, 2024.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net (loss) from fair value adjustment of investment properties2024 vs 2023

Total consolidated net loss from fair value adjustment of investment properties, according to the income statement, decreased by ARS 234,227 million, from a net loss of ARS 254,567 million during the fiscal year ended June 30, 2023, to a net loss of ARS 488,794 million during the fiscal year ended June 30, 2024.

According to information by segments, the net loss from fair value adjustment of investment properties went from a loss of ARS 265,106 million (out of which an ARS 57,854 million loss derives from our Shopping Malls segment; an ARS 23,548 million loss from our Offices segment; an ARS 183,119 million loss from our Sales and Developments segment and an ARS 585 million loss from our Others segment) during the fiscal year ended June 30, 2023, to a loss of ARS 489,302 million during the fiscal year ended June 30, 2024 (out of which an ARS 20,824 million loss derives from our Shopping Malls segment; an ARS 97,015 million loss from our Offices segment; an ARS 371,060 million loss from our Sales and Developments segment and an ARS 403 million loss from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; in real terms, the variation of the official exchange rate, which is used to measure these properties, was 17 percentage points below inflation, and (ii) this was partially offset by the moderation of the projected growth rate for some shopping malls.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. This situation allows for the observation of relevant and representative buy-sell prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric. In our Office segment and Developments segment, the value was primarily impacted by the appreciation of the peso against the “MEP dollar” during the fiscal year ended June 30, 2024, as in real terms, the variation in the MEP exchange rate, which is used to measure these properties, was 93 points below inflation. Additionally, in our Office segment during the fiscal year ended June 30, 2024, we sold three floors of the “261 Della Paolera” tower and completed the sale of the Maple Building. Additionally, in fiscal year 2024, we sold our interest in Quality Invest S.A.

General and administrative expenses 2024 vs 2023

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 13.0%, from ARS 34,612 million during the fiscal year ended June 30, 2023, to ARS 30,126 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 3,129 million in fees payable to directors; (ii) a decrease of ARS 886 million in salaries, social security charges, and other personnel administrative expenses due to lower expenses related to bonuses paid to employees; (iii) a decrease of ARS 556 million in amortization and depreciation charges; (iv) a decrease of ARS 225 million in rents and expenses; partially offset by: (v) an increase in maintenance, security, cleaning, repairs, and related charges of ARS 301 million. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 14.1% during the fiscal year ended June 30, 2023, to 12.0% during the fiscal year ended June 30, 2024.

Offices. General and administrative expenses of our Offices segment decreased by 35.4%, from ARS 3,859 million during the fiscal year ended June 30, 2023, to ARS 2,493 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 551 million in fees payable to directors; (ii) a decrease in salaries, social security charges, and other personnel administrative expenses of ARS 447 million due to lower expenses related to bonuses paid to employees; (iii) a decrease in amortization and depreciation charges of ARS 199 million; and (iv) a decrease of ARS 92 million in fees and compensations for services. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 16.3% during the fiscal year ended June 30, 2023, to 11.0% during the fiscal year ended June 30, 2024.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 7.4%, from ARS 13,260 million during the fiscal year ended June 30, 2023, to ARS 12,283 million during the fiscal year ended June 30, 2024. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 58.4% during the fiscal year ended June 30, 2023, to 95.3% during the fiscal year ended June 30, 2024.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 23.2%, from ARS 16,964 million during the fiscal year ended June 30, 2023, to ARS 13,025 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 4,393 million in fees payable to directors; partially offset by (ii) an increase of ARS 261 million in taxes; (iii) an increase of ARS 50 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 40 million in travel, transportation, and stationery; (v) an increase of ARS 28 million in amortization and depreciation charges; and (vi) an increase of ARS 21 million in maintenance, security, cleaning, repairs, and related expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 21.9% during the fiscal year ended June 30, 2023, to 15.2% during the fiscal year ended June 30, 2024.

Others. General and administrative expenses associated with our Others segment decreased by 58.0%, from ARS 31,991 million during the fiscal year ended June 30, 2023, to ARS 13,428 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 19,290 million in fees payable to directors; (ii) a decrease of ARS 211 million in fees and compensations for services; (iii) a decrease of ARS 59 million in taxes; partially offset by: (iv) an increase of ARS 817 million in salaries, social security charges, and other personnel administrative expenses; (v) an increase of ARS 49 million in maintenance, repairs, and services; (vi) an increase of ARS 46 million in amortization and depreciation charges; (vii) an increase of ARS 36 million in travel, transportation, and stationery; and (viii) an increase of ARS 11 million in bank expenses. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 660.6% during the fiscal year ended June 30, 2023, to 250.7% during the fiscal year ended June 30, 2024.

Selling expenses 2024 vs 2023

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 11.8%, from ARS 11,230 million during the fiscal year ended June 30, 2023, to ARS 12,558 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 824 million in publicity, advertising, and other commercial expenses due to higher expenses for event organization and commercial settlements; (ii) an increase of ARS 409 million in amortization and depreciation charges; (iii) an increase of ARS 271 million in doubtful accounts (charge and recovery, net); (iv) an increase of ARS 131 million in salaries, social security charges, and other personnel administrative expenses; partially offset by: (v) a decrease of ARS 288 million in taxes; and (vi) a decrease of ARS 19 million in fees and compensations for services. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 4.6% during the fiscal year ended June 30, 2023, to 5.0% during the fiscal year ended June 30, 2024.

Offices. Selling expenses associated with our Offices segment decreased by 53.0%, from ARS 534 million during the fiscal year ended June 30, 2023, to ARS 251 million during the fiscal year ended June 30, 2024. Such variation was mainly generated as a result of: (i) an ARS 338 million decrease in fees and compensation for services due to improved negotiation of rates; (ii) a decrease of ARS 69 million in taxes; (iii) a decrease of ARS 20 million in salaries, social security charges, and other personnel administrative expenses; (iv) a decrease of ARS 9 million in publicity, advertising, and other commercial expenses; partially offset by: (v) an ARS 156 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.2% during the fiscal year ended June 30, 2023, to 1.1% during the fiscal year ended June 30, 2024.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 22.4%, from ARS 5,817 million during the fiscal year ended June 30, 2023, to ARS 4,512 million during the fiscal year ended June 30, 2024. This variation is mainly explained by lower expenses related to property sales due to fewer sales compared to the previous fiscal year. Among the most significant variations were: (i) a decrease of ARS 2,351 million in fees and compensation for services; partially offset by (ii) an increase of ARS 930 million in taxes; (iii) an increase of ARS 92 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 11 million in publicity, advertising, and other commercial expenses; and (v) an ARS 7 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 25.6% during the fiscal year ended June 30, 2023, to 35.0% during the fiscal year ended June 30, 2024.

Hotels. Selling expenses associated with our Hotels segment increased by 10.1%, from ARS 5,325 million during the fiscal year ended June 30, 2023, to ARS 5,863 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 326 million increase in fees and compensation for services; (ii) an ARS 122 million increase in publicity, advertising, and other commercial expenses; (iii) an ARS 98 million increase in taxes; (iv) an ARS 28 million increase in doubtful accounts (charge and recovery, net); partially offset by (v) an ARS 34 million decrease in salaries, social security charges, and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 6.9% during the fiscal year ended June 30, 2023, to 6.8% during the fiscal year ended June 30, 2024.

Others. Selling expenses associated with our Others segment increased by 100.2%, from ARS 601 million during the fiscal year ended June 30, 2023, to ARS 1,203 million during the fiscal year ended June 30, 2024. This increase is mainly due to higher commercial activities carried out by We are appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 12.4% during the fiscal year ended June 30, 2023, to 22.5% during the fiscal year ended June 30, 2024.

Other operating results, net 2024 vs 2023

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 30.7%, from a net loss of ARS 3,030 million during the fiscal year ended June 30, 2023, to a net loss of ARS 3,960 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 458 million increase in the loss for lawsuits; partially offset by (ii) an ARS 766 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned; (iii) an ARS 612 million decrease in donations; and (iv) an ARS 31 million decrease in management fees. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 1.2% negative during the fiscal year ended June 30, 2023, to 1.6% negative during the fiscal year ended June 30, 2024.

Offices. Other operating results, net associated with our Offices segment increased by 75.4%, from a net loss of ARS 357 million during the fiscal year ended June 30, 2023, to a net loss of ARS 88 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 217 million decrease in interest and allowances earned generated by operating credits; and (ii) a decrease of ARS 51 million in lawsuit charges. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.5% negative during the fiscal year ended June 30, 2023, to 0.4% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 39.6%, from a net loss of ARS 4,579 million during the fiscal year ended June 30, 2023, to a net loss of ARS 2,765 million during the fiscal year ended June 30, 2024, mainly due to the loss from sale of property, plant and equipment corresponding to the sale of the 9th floor of the “261 Della Paolera” tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 20.2% negative during the fiscal year ended June 30, 2023, to 21.4% negative during the fiscal year ended June 30, 2024.

Hotels. Other operating results, net associated with the Hotels segment decreased by 112.8%, from a net loss of ARS 741 million during the fiscal year ended June 30, 2023, to a net loss of ARS 1,577 million during the fiscal year ended June 30, 2024, mainly due to an increase in lawsuit charges of ARS 943 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.0% negative during the fiscal year ended June 30, 2023, to 1.8% negative during the fiscal year ended June 30, 2024.

Others. Other operating results, net associated with the Others segment increased by 104.0%, from a net loss of ARS 29,023 million during the fiscal year ended June 30, 2023, to a net profit of ARS 1,150 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in lawsuit and other contingency charges of ARS 30,769 million as the prior fiscal year had recognized a provision for the IDBD lawsuit; (ii) an increase in profit generated by other operating results of ARS 1,735 million; partially offset by (iii) a decrease in profit of ARS 1,937 million, mainly due to the liquidation of Condor, Real Estate Investment Group VII LP, and Jiwin S.A. in the previous fiscal year; (iv) an increase of ARS 298 million in management fees; and (v) higher expenses of ARS 112 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 599.3% negative during the fiscal year ended June 30, 2023, to 21.5% positive during the fiscal year ended June 30, 2024.

Operating results 2024 vs 2023

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 37.4%, from a net profit of ARS 122,354 million during the fiscal year ended June 30, 2023, to a net profit of ARS 168,063 million during the fiscal year ended June 30, 2024. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 49.8% positive during the fiscal year ended June 30, 2023, to 67.1% positive during the fiscal year ended June 30, 2024.

Offices. Operating results from operations associated with our Offices segment decreased by 1,110.1%, from a net loss of ARS 6,516 million during the fiscal year ended June 30, 2023, to a net loss of ARS 78,849 million during the fiscal year ended June 30, 2024. Such variation was mainly due to an ARS 73,467 million decrease in the loss from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 27.4% negative during the fiscal year ended June 30, 2023, to 348.2% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment decreased by 101.7%, from a net loss of ARS 190,982 million during the fiscal year ended June 30, 2023, to a net loss of ARS 385,180 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the (loss) from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 841.4% negative during the fiscal year ended June 30, 2023, to 2,988.0% negative during the fiscal year ended June 30, 2024.

Hotels. Operating results from operations associated with the Hotels segment increased by 65.6%, from a net profit of ARS 15,219 million during the fiscal year ended June 30, 2023, to a net profit of ARS 25,202 million during the fiscal year ended June 30, 2024. This increase is mainly due to higher occupancy levels resulting in increased revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 19.6% positive during the fiscal year ended June 30, 2023, to 29.4% positive during the fiscal year ended June 30, 2024.

Others. Operating results from operations associated with the Others segment increased from a net loss of ARS 61,221 million during the fiscal year ended June 30, 2023, to a net loss of ARS 12,308 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the decrease in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 1,264.1% negative during the fiscal year ended June 30, 2023, to 229.8% positive during the fiscal year ended June 30, 2024.

Share of profit / (loss) of associates and joint ventures 2024 vs 2023

The share of profit of associates and joint ventures, according to the income statement, increased by 249.4%, from a net profit of ARS 13,580 million during the fiscal year ended June 30, 2023 to a net profit of ARS 47,454 million during the fiscal year ended June 30, 2024, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 105.9% increase, from a loss of ARS 6,565 million during the fiscal year ended June 30, 2023, to a profit of ARS 386 million during the fiscal year ended June 30, 2024, Mainly due to results from the investment in Nuevo Puerto Santa Fe, explained primarily by the impact of inflation on the fair value of its properties, and, in turn, as a consequence of the sale of Quality Invest S.A., an investment that, as of June 30, 2023, was generating losses of ARS 7,169 million.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. Given that we sold our interest in Quality Invest S.A. during the fiscal year ended June 30, 2024, it generated results only in the fiscal year ended June 30, 2023.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit / (loss) of associates from the Others segment increased by 133.6%, from a net profit of ARS 20,145 million during the fiscal year ended June 30, 2023, to a net profit of ARS 47,068 million during the fiscal year ended June 30, 2024, mainly as a result of the variation from our investments in Banco Hipotecario by ARS 24,813 million and La Rural S.A. by ARS 6,891 million positive.

Financial results, net

The financial results increased from a profit of ARS 80,477 million during the fiscal year ended June 30, 2023, to a profit of ARS 125,854 million during the fiscal year ended June 30, 2024. This increase is mainly due to a positive result from earned interest and the gain generated by the fair value adjustments of financial assets and liabilities at fair value through profit or loss, net, primarily caused by macroeconomic conditions in Argentina, which led to fluctuations in the values of bonds, partially offset by a loss from exchange rate differences and a lower positive result generated by exposure to inflation.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge changed from a profit of ARS 334,192 million during the fiscal year ended June 30, 2023, to a profit of ARS 64,601 million during the fiscal year ended June 30, 2024. During the fiscal year ended June 30, 2024, a positive deferred tax result was observed, affected by the fair value changes of investment properties, which was partially offset by a negative result from current income tax. Additionally, during the fiscal year ended June 30, 2023, a reversal of the provision for income tax from prior fiscal years was made, see the Income Tax section for the fiscal year 2023.

(Loss) / profit for the year

As a result of the factors described above, the (loss) / profit for the year decreased from a profit of ARS 315,903 million during the fiscal year ended June 30, 2023, to a loss of ARS 47,127 million during the fiscal year ended June 30, 2024.

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

As of June 30, 2025 we had a positive working capital of ARS 224,005 million (calculated as current assets less current liabilities as of that date).

As of the same date, we had cash and cash equivalents for ARS 176,820 million, which represents the total of cash and cash equivalents at a consolidated level.

The following table shows our cash flow for the fiscal years ended June 30, 2025, 2024 and 2023:

	Year ended June 30,
	2025	2024	2023
	(in million of ARS)
Net cash generated from operating activities	260,719	144,309	189,035
Net cash (used in) / generated from investing activities	(82,271)	116,065	136,966
Net cash generated from / (used in) financing activities	35,515	(266,206)	(420,214)
Net increase / (decrease) in cash and cash equivalents	213,963	(5,832)	(94,213)

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2025

Our operating activities for the fiscal year ended June 30, 2025 generated net cash inflows of ARS 260,719 million, mainly due to: (i) operating income of ARS 288,230 million; (ii) a decrease in trading properties of ARS 4,105 million; partially offset by (iii) a decrease in trade and other payables of ARS 18,054 million; (iv) an increase in trade receivables and other receivables of ARS 10,146; and (v) ARS 5,404 million related to Income Tax paid.

Fiscal year ended June 30, 2024

Our operating activities for the fiscal year ended June 30, 2024 generated net cash inflows of ARS 144,309 million, mainly due to: (i) operating income of ARS 221,823 million; (ii) a decrease in trade receivables and other receivables of ARS 6,645 million; partially offset by (iii) a decrease in trade and other payables of ARS 68,950 million; (iv) ARS 10,798 million related to Income Tax paid; and (v) a decrease in salaries and social security liabilities of ARS 2,810 million.

Fiscal year ended June 30, 2023

Our operating activities for the fiscal year ended June 30, 2023 generated net cash inflows of ARS 189,035 million, mainly due to: (i) operating income of ARS 204,610 million; (ii) an increase in salaries and social security liabilities of ARS 4,764 million; partially offset by: (iii) ARS 14,990 million related to Income Tax paid; and (iv) an increase in trade receivables and other receivables of ARS 3,649 million.

Investment activities

Fiscal year ended June 30, 2025

Our investing activities resulted in net cash outflows of ARS 82,271 million for the year ended June 30, 2025, mainly due to: (i) ARS 346,373 used in the acquisition of investments in financial assets; (ii) ARS 39,301 million used in the acquisition and improvements of investment properties; partially offset by (iii) ARS 268,546 million in proceeds from the realization of investments in financial assets; (iv) ARS 25,815 million in interest received generated by financial assets; and (v) ARS 7,759 proceeds from sales of investment properties.

Fiscal year ended June 30, 2024

Our investing activities resulted in net cash inflows of ARS 116,065 million for the fiscal year ended June 30, 2024, mainly due to: (i) ARS 537,926 million from proceeds from disposal of investments in financial assets; (ii) ARS 64,743 million from proceeds from the sale of investment properties; (iii) ARS 33,155 million from proceeds from the sale of associates and joint ventures; (iv) ARS 15,748 million from dividends received from associates and joint ventures; (v) ARS 14,702 million from interest received; partially offset by: (vi) ARS 530,923 million used in the acquisition of investments in financial assets; and (vii) ARS 17,955 million used in the acquisition and improvements of investment properties.

Fiscal year ended June 30, 2023

Our investing activities resulted in net cash inflows of ARS 136,966 million for the fiscal year ended June 30, 2023, mainly due to: (i) ARS 226,997 million from proceeds from disposal of investments in financial assets; (ii) ARS 117,292 million from proceeds from the sale of investment properties; and (iii) ARS 12,571 million from proceeds from the sale of property, plant, and equipment; partially offset by: (iv) ARS 187,708 million used in the acquisition of investments in financial assets; and (v) ARS 30,582 million used in the acquisition and improvements of investment properties.

Financing activities

Fiscal year ended June 30, 2025

Our financing activities for the year ended June 30, 2025, generated net cash inflows of ARS 35,515 million, mainly due to: (i) the borrowings, issuance and new placement of non-convertible notes of ARS 373,323 million; partially offset by (ii) the payment of loans and principal on notes of ARS 122,268 million; (iii) Dividends paid for ARS 80,646 million; (iv) the repurchase of non-convertible notes for ARS 60,149 million; (v) the payment of interest on short term and long term debt of ARS 46,660 million; (vi) the repurchase of treasury shares for ARS 19,503 million; and (vii) the payment of short-term loans of ARS 13,297 million.

Fiscal year ended June 30, 2024

Our financing activities for the fiscal year ended June 30, 2024 resulted in net cash outflows of ARS 266,206 million, mainly due to (i) the payment of dividends of ARS 212,502 million; (ii) the payment of loans and principal on notes of ARS 142,298 million; (iii) interest paid of ARS 85,502 million; (iv) the repurchase of treasury shares for ARS 37,240 million; partially offset by (v) borrowings, issuance, and new placement of non-convertible notes for ARS 157,478 million; and (vi) ARS 53,852 million from collections of short term loans.

Fiscal year ended June 30, 2023

Our financing activities for the fiscal year ended June 30, 2023 resulted in net cash outflows of ARS 420,214 million, mainly due to (i) the payment of loans and principal on notes of ARS 348,175 million, (ii) ARS 167,227 million from dividends paid, (iii) ARS 67,841 million from interest paid, (iv) ARS 19,400 million from the repurchase of non-convertible notes and (v) the repurchase of treasury shares for ARS 9,033 million, partially offset by (vi) an increase in borrowings, issuance and new placement of non-convertible notes for ARS 199,217 million.

Capital expenditures

Fiscal year ended June 30, 2025

During the fiscal year ended June 30, 2025, we invested ARS 82,733 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 8,040 million, primarily i) ARS 72 million in buildings and facilities, ii) ARS 2,384 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 2,596 million, ARS 2,327 million and ARS 661 million, respectively); (b) improvements in our rental properties for ARS 51,185 million and (c) the development of properties for ARS 23,508 million.

Fiscal year ended June 30, 2024

During the fiscal year ended June 30, 2024, we invested ARS 23,577 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 4,640 million, primarily (i) ARS 688 million in buildings and facilities, (ii) ARS 1,509 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 89 million, ARS 1,026 million and ARS 1,328 million, respectively); (b) improvements in our rental properties for ARS 13,929 million and (c) the development of properties for ARS 5,008 million.

Fiscal year ended June 30, 2023

During the fiscal year ended June 30, 2023, we invested ARS 35,667 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 4,107 million, primarily (i) ARS 57 million in buildings and facilities, (ii) ARS 1,569 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 67 million, ARS 2,238 million and ARS 176 million, respectively); (b) improvements in our rental properties for ARS 18,170 million and (c) the development of properties for ARS 13,390 million.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2025:

Total
(in million of ARS)
Less than 1 year	137,336
More than 1 and up to 2 years	49,869
More than 2 and up to 3 years	58,279
More than 3 and up to 4 years	—
More than 4 and up to 5 years	61,464
More than 5 years	340,180
Total	647,128

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2025:

Description	Currency	Annual Average Interest Rate	Nominal value (in million)	Book value (in million of ARS)
IRSA’s 2028 Notes – Series XIV (1)	USD	8.75%	103	81,873
IRSA’s 2025 Notes – Series XVI (2)	USD	7.00%	28	35,020
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	30,206
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	26,268
IRSA’s 2026 Notes – Series XX	USD	6.00%	21	25,627
IRSA’s 2027 Notes – Series XXII	USD	5.75%	16	19,635
IRSA’s 2029 Notes – Series XXIII	USD	7.25%	51	64,544
IRSA’s 2035 Notes – Series XXIV	USD	8.00%	293	347,257
Loans with non-controlling interests	USD	2.00%	1	2,204
Loans with non-controlling interests	USD	5.00%	—	311
Loans with non-controlling interests	USD	5.00%	—	339
Related Party	USD	1.00%	—	855
Bank loans	ARS	TAMAR -1% - +3%	4,500	4,596
Others	USD	3.50%	1	1,680
Bank overdrafts	ARS	Float	—	6,713
Total				647,128

_______________

(1)	As of June 30, 2025, the amortization payment was made for 35% of the principal.
(2)	As of July 25, 2025, the amortization payment was made for 100% of the principal.

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

On March 31, 2025, the Company issued Class XXIV Notes in an aggregate principal amount of USD 300 million (see “Series XXIV Notes”), which could be subscribed in cash or through an exchange offer for Class XIV Notes. As a result of the exchange, a total principal amount of USD 67.9 million of Class XIV Notes was accepted (USD 67.4 million through an early exchange and an additional USD 0.5 million up to the expiration date). In connection with the exchange settlements, accrued interest on the Class XIV Notes up to the issuance and settlement date was paid, as applicable in each case, and partial cancellations of the Class XIV Notes were made, leaving outstanding a principal amount of USD 103.3 million (USD 85.2 million outstanding as of such date).

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, and on June 22, 2025; payments were made corresponding to the amortization of the first and second capital installments, each for 17.5% of the nominal value. As of the date of this Annual Report, the outstanding amount under these notes is USD 67.14 million.

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

Series XV and XVI Notes

On January 31, 2023, the company issued in the local market a total amount of USD 90 million through the following Notes:

•

·Series XV Notes denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment was made in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value. On March 25, 2025, Series XV Notes were fully canceled at maturity.

•

·Series XVI Notes denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity in July 25, 2025. The issue price was 100.0% of the face value. On July 25, 2025, Series XVI Notes were fully canceled at maturity.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes

On June 7, 2023, the Company issued in the local market a total amount of USD 25 million of Series XVII Notes denominated and payable in U.S. dollars at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be made in one installment at maturity on December 7, 2025. The issue price was 100.0% of the face value.

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

•

Series XIX Notes denominated and payable in Argentine Pesos for a total of ARS 26,203.8 million, matured on February 28, 2025. These notes have a variable rate (private Badlar plus a margin of 0.99%), payable quarterly and will amortize its capital at maturity. The issue price was 100%. On February 28, 2025, Series XIX Notes were fully canceled at maturity.

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

•

Series XXI Notes denominated and payable in Argentine Pesos for a total of ARS 17,012.7 million, matured on June 10, 2025. These notes have a variable rate (private Badlar plus a margin of 4.50%), payable quarterly and amortized its capital at maturity. The issue price was 100%. The proceeds were used mainly to refinance short-term liabilities and working capital. On June 10, 2025, Series XXI Notes were fully canceled at maturity.

Series XXII and XXIII Notes

On October 23, 2024, the Company issued in the local market a total amount of USD 67.3 million through the following Notes:

•

Series XXII Notes denominated and payable in U.S. dollars for a total of USD 15.8 million at a fixed rate of 5.75%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2027. The issue price was 100.0% of the face value.

•

Series XXIII Notes denominated and payable in U.S. dollars for a total of USD 51.5 million at a fixed rate of 7.25%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2029. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XXIV Notes

The Class XXIV Notes were issued under New York law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semi-annually on March 31 and September 30 of each year until maturity. Principal amortization will occur in three installments: (i) 33% of the principal amount on March 31, 2033, (ii) 33% of the principal amount on March 31, 2034, and (iii) 34% of the principal amount on March 31, 2035. The issue price for the cash subscription was 96.803% of face value.

Of the total amount issued, USD 242,205 million was subscribed in cash, at an issue price of 96.903% of face value.

In addition, USD 57.8 million resulted from the early exchange of Class XIV Notes, which carried an early exchange consideration of 1.04 times the amount exchanged. Subsequently, on April 11, 2025, as a result of the late exchange, USD 0.45 million was issued, which carried a consideration of 1.0 times the amount exchanged. In connection with the exchange settlements, accrued interest on the Class XIV Notes up to the issuance and settlement date was paid, as applicable in each case.

Upon the settlement dates (early and final) of the exchange, partial cancellations of the Class XIV Notes were made, resulting in an outstanding amount, as of such date, of USD 85.2 million. For further information, see (“– Class XIV Notes”).

The Class XXIV Notes contain certain Covenants, Events of Default, and Limitations, such as Limitation on Incurrence of Additional Indebtedness, Limitation on Restricted Payments, Limitation on Transactions with Affiliates, and Limitation on Consolidation, Merger and Sale of All or Substantially All Assets.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, worldwide GDP is expected to grow 3.2% in 2025 and 3.1% 2026, according to the October 2025 WEO projections. The persistence of services inflation is slowing the pace of disinflation making monetary policy normalization more challenging. Upside risks have risen, with trade tensions and policy uncertainty raising the likelihood of interest rates staying higher for longer. Still, inflation in many emerging markets and developing economies is already close to pre-pandemic levels.

Global inflation is expected to decrease from 5.9% in 2024 to 4.2% in 2025 and to 3.7% in 2026, according to IMF’s WEO. The momentum on global disinflation is slowing, signaling bumps along the path. In advanced economies, the pace of disinflation is expected to moderate in 2025 and 2026, as services inflation remains persistent and commodity prices elevated. However, the gradual cooling of labor markets and the expected decline in energy prices should help bring inflation closer to target over the medium term. Inflation is expected to remain higher, and to decline more slowly, in emerging markets and developing economies than in advanced economies.

The persistence of inflation in the United States has delayed monetary easing, while renewed tariff tensions add to price pressures. At the same time, many central banks in emerging markets remain cautious about lowering rates, concerned that wider interest rate differentials could trigger currency depreciation against the U.S. dollar.

The escalation of trade tensions could further raise near-term inflation by increasing the cost of imported goods along the supply chain.

Renewed trade tariffs and the expansion of industrial policies worldwide risk generating adverse cross-border spillovers and retaliation. Conversely, stronger multilateral cooperation and faster macrostructural reforms could boost supply capacity, productivity, and global growth, with positive spillovers across economies.

Argentine macroeconomic context

The accumulated CPI, as of June 30, 2025, inflation was recorded at 1.6%, bringing the cumulative inflation between July 1, 2024, and June 30, 2025, reached 39.4%.

Shopping malls sales reached a total of ARS 592,710 million in June 2025, which represents a 27.8% increase as compared to June 2024. Accumulated sales for the first six months represent a 205.8% in current terms and 1.7% decrease in real terms as compared to the same period of 2024.

The INDEC reported that, for the six months ended June 30, 2025, industrial activity in Argentina increased by 7.1% compared to the same period in 2024. The textile industry accumulated 7.5% increases during the first six months of 2025 as compared to the same period last year. Moreover, the EMAE as of July 31, 2025, increased by 6.4% compared to the same month in 2024.

Regarding the balance of payments, in the second quarter of 2025 the current account posted a deficit of USD 3,016 million, explained by a USD 185 million surplus in the goods and services balance and a USD 4,080 million deficit in the primary income account, partially offset by a USD 879 million surplus in secondary income.

During the second quarter of 2025, the financial account recorded a net capital inflow of USD 2,835 million, which was the result of a net increase in external financial assets held by residents of USD 17,789 million and a net increase in external liabilities of USD 20,624 million. This represents a significant reversal compared to the outflows registered in the same quarter of the previous year.

As of June 30, 2025, international reserves reached USD 39,973 million, an increase of USD 14,987 million compared to the previous quarter. This variation was mainly explained by the disbursements received under the IMF program, including the initial disbursement and subsequent funds following the first program review, which were subject to the condition of easing foreign exchange restrictions.

In local financial markets, the Private Badlar rate in Pesos ranged from 42.5% to 27.5% in the period from July 2024 to June 2025, averaging 34.51% during Fiscal Year 2025 compared to 93.60% in Fiscal Year 2024. As of June 30, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1190 per USD 1.00. As of June 30, 2025, Argentina’s country risk decreased by 754 basis points in year-on-year terms. The debt premium paid by Argentina was 701 basis points in June 2025, compared to 214 basis points paid by Brazil and 287 basis points paid by Mexico.

As of October 20, 2025, the Private Badlar rate in Pesos was at 49.38%. As of October 20, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1495.00 per USD 1.00. Additionally, as a result of small currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a positive gap of approximately 6.4% over the official exchange rate as of October, 20, 2025. As of October 20, 2025, Argentina’s country risk decreased by 485 basis points in year-on-year terms. The debt premium paid by Argentina was at 1048 basis points as of October 20, 2025, compared to 195 basis points paid by Brazil and 226 basis points paid by Mexico as of that same date.

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

Evolution of Shopping Malls in Argentina

In August 2025, the CCI stood at 39.94, marking a 13.9% decrease compared to July 2025 (46.37) and a 3.6% decrease compared to August 2024. Shopping mall sales increased 27.8% in the fiscal year ended June 30, 2025, compared to fiscal year ended June 30, 2024. Accumulated sales for the first six months represent a 0.2% decrease in current terms and 13.3% decrease in real terms as compared to the same period of 2024.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or virtual work that resulted from the Covid-19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2025 closes with a vacancy in the order of 14.46% regarding the premium market of the City of Buenos Aires, stable when compared to the previous quarter.

Category “A+” properties have an average Rental price of 23.43 USD/sqm and class “A” properties of 19.94 USD/sqm during the second quarter of the year 2025. Regarding the average price per submarket, Plaza San Martín, Norte CABA, Plaza Roma, Puerto Madero, Microcentro Norte and Catalinas reflect the highest with 26.30 USD/sqm, 25.78 USD/sqm, 24.73 USD/sqm, 23.90 USD/sqm, 23.25 USD/sqm and 23.00 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in June 2025, overnight stays at hotel and para-hotel establishments were estimated at 2.6 million, representing a 7.1% decrease compared to the same month of the previous year. Overnight stays by resident and nonresident travelers decreased by 7.4% and 5.8%, respectively. Total travelers who stayed at hotels during June 2025 were 1.2 million, a 0.4% decrease compared to the same month the previous year. The number of resident travelers increased by 0.4%, whereas nonresident travelers dropped 3.9%. The Room Occupancy Rate was around 34.0%, compared to 35.5% in June 2024, and the Bed Occupancy Rate was about 26.0%, down from 27.2% in the same month of the previous year.

Evolution of the Entertainment industry in Argentina

The upcoming fiscal year presents challenges for Argentina’s entertainment and events industry given the electoral context and the tight operating margins observed across the sector. Nevertheless, each fair or large gathering that is successfully organized continues to perform well, showing solid demand and positive reception from visitors and exhibitors. Looking ahead, the industry is expected to continue advancing toward a more comprehensive offering that combines venue rental with infrastructure, stand construction and associated services, adapting to new market requirements and enhancing its overall value proposition.

For fiscal year 2026, the outlook is positive, with expectations of attracting larger-scale and longer-term events that will expand the national agenda of shows and meetings and further strengthen Argentina’s position as a key hub in the regional entertainment and meetings industry.

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
Income tax

The Company estimates the income tax payable for transactions involving uncertain tax positions, where the tax authority’s interpretation cannot be clearly determined.

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
Level 2 and 3 financial instruments

Main assumptions used by the Company are:

·     Discounted projected income by interest rate

·     Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.

·     Comparable market multiple (EV/GMV ratio).

·     Underlying asset price (Market price); share price volatility (historical) and market interest-rate.

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

The table below shows the composition of our board or directors. For more information see “Recent Developments – General Ordinary and Extraordinary Shareholders’ Meeting”:

Name	Date of Birth	Position	Year Last Appointed	Term Expiration	Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2024	2027	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2024	2027	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2022	2025	2001
Fernando Adrián Elsztain	01/04/1961	Director	2023	2026	1999
David Williams (*)	12/07/1955	Director	2022	2025	2022
Mauricio E. Wior	10/23/1956	Director	2024	2027	2006
Daniel Ricardo Elsztain	12/22/1972	Director	2023	2026	2007
Maria Julia Bearzi (*)	11/15/1975	Director	2022	2025	2019
Oscar Pedro Bergotto (*)	07/19/1943	Director	2023	2026	2019
Liliana L. De Nadai (*)	01/11/1959	Director	2022	2025	2019
Ben Iosef Elsztain	01/16/1997	Director	2024	2027	2021
Nicolas Bendersky	04/21/1983	Director	2023	2026	2022
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2022	2025	2019
Iair Elsztain	03/05/1995	Alternate Director	2023	2026	2020
Marcos Oscar Barylka	06/29/1945	Alternate Director	2024	2027	2022

______________

(*)	Independent directors.

Our chairman Mr. Eduardo S. Elsztain is the father of the director Ben Elsztain and the alternate Director Iair Elsztain. Eduardo S. Elsztain is the brother of Vice-Chairman II Alejandro G. Elsztain and of director Daniel R. Elsztain, and a cousin of director Fernando A. Elsztain.

Set forth below are brief descriptions of the relevant background and experience of our directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of CRESUD S.A.C.I.F. y A., Banco Hipotecario, BACS Banco de Crédito & Securitización S.A., Futuros y Opciones.Com S.A., BrasilAgro, Austral Gold Ltd. and Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and served as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm and has retired more than a decade ago. Mr. Zang is Vice-Chairman of CRESUD, Consultores Assets Management S.A. and other companies such as Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario, BrasilAgro, BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II and CEO of CRESUD, and Vice President of Futuros y Opciones.Com S.A., Agrofy SAU and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company, among other companies.

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

Daniel Ricardo Elsztain. Mr. Daniel Ricardo Elsztain holds a degree in economic sciences from Universidad Torcuato Di Tella and a master’s degree in business administration from Universidad Austral IAE. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2011. Mr. Elsztain has been the Company Executive Officer of IRSA Propiedades Comerciales S.A until its merger with the Company. He is also a director of Banco Hipotecario.

Maria Julia Bearzi. Ms. Bearzi holds a degree in administration from the Universidad Nacional de La Plata and has a specialization certificate in growth companies from Harvard University and a master’s degree in business administration from Universidad de San Andrés. She has more than 20 years of experience working for entrepreneurial development at the Endeavor Foundation, and since 2016 she has been the Executive Director of this organization. She has extensive experience in entrepreneurship education. Ms. Bearzi currently leads the Ventures Academy program of Fundación Endeavor, a program offered in conjunction with the University of San Andrés and teaches the Business Development course in the MBA at the National University of La Plata (UNLP).

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

Ben Iosef Elsztain. Mr. Ben Iosef Elsztain studied Media at the ORT Technical School. He currently serves as Director of ¡appa!, an innovative app for shopping centers. He is also the founder and Managing Partner of Shefa, IRSA's digital holding company. He also leads the development of Workplace by IRSA, a coworking unit for startups and entrepreneurs, an ecosystem he has been involved with throughout his career. Previously, he worked at Endeavor Argentina in the search and selection area for entrepreneurs, and was the founder and Commercial Manager of Toch Argentina.

Nicolas Bendersky. Mr. Bendersky has a degree in Economics and a master’s degree in Finance from CEMA University. He began his career in 2001 in the corporate finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management S.A. where he currently works as CIO. Between 2015 and 2021, he served on the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario, Bacs Banco de Crédito y Securitización S.A. and CRESUD. He is also director of Argenta Silver, a Canadian company and acting CFO in Challenger Gold.

Gabriel A. G. Reznik. Mr. Reznik holds a civil engineering degree from Universidad de Buenos Aires. He worked for us from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is an alternate director in CRESUD.

Iair Elsztain. Mr. Iair Elsztain is currently working independently on real estate projects. Over the past two years, he has worked at various startups. He is founder of Israel Startup Experience (ISE), a startup which provides leadership courses for young people during eight months in Israel. Mr. Elsztain is also alternate director in CRESUD.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the General San Martín School. Mr. Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka has served as Secretary of the Fundación Pele Ioetz, which provides support to families suffering economic and social problems in Argentina.

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

For the relevant background and experience of our senior management, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management -Board of Directors” in this section. The following is a brief biographical description of our senior managers who are not part of our boards of directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA PC, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario S.A. and BrasilAgro.

Jorge Cruces. Mr. Cruces has served as Chief Investment Officer since 2020. Previously, he held positions as Chief Real Estate Officer (2007-2013), Director of GCDI, and Urban Development Manager at Banco Hipotecario S.A. He is also a Board Member of the Chamber of Urban Developers (CEDU). Academically, he has been jointly coordinating for the last 20 years the Executive Program in Real Estate Management at Torcuato Di Tella University. Mr. Cruces Architect and holds master’s degrees in Business Administration with specializations in Finance and Strategic Administration Management.

Supervisory Committee

The Argentine General Corporation Law and the CML require any corporation that has made a public offering in Argentina, such as us, to have a supervisory committee (comisión fiscalizadora). Pursuant to the Argentine General Corporation Law, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as statutory auditors in an Argentine sociedad anónima.

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

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting held on October 28, 2024.

Name	Date of Birth	Position	Term Expiration	Position Held Since
José D. Abelovich	07/20/1956	Member	2025	1992
Marcelo H. Fuxman	11/30/1955	Member	2025	1992
Noemí I. Cohn	05/20/1959	Member	2025	2010
Roberto D. Murmis	04/07/1959	Alternate Member	2025	2005
Paula Sotelo	10/08/1971	Alternate Member	2025	2020
Cynthia Deokmellian	08/06/1976	Alternate Member	2025	2022

Set forth below are brief descriptions of the relevant background and experience of the members of our supervisory committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He was a founding member and partner until 2024 of NEXIA Abelovich, Polano & Asociados S.R.L., an Argentine accounting firm and member firm of Nexia International, a global network of accounting and consulting firms. He is currently a partner at Lisicki, Litvin & Abelovich. He serves on the Supervisory Committees of Pampa Energía S.A., Transportadora de Gas del Sur S.A., CRESUD S.A.C.I.F., and Banco Hipotecario, among others.

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

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is currently an audit partner at Lisicki Litvin & Abelovich. Until 2024, she was a partner at NEXIA Abelovich, Polano y Asociados S.R.L., an Argentine accounting firm and a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and also worked in the professional practice department at KPMG New York. She is a member of the Supervisory Committees of CRESUD, Hoteles Argentinos S.A.U., Futuros y Opciones.Com and FyO S.A., among others.

Cynthia Deokmellian. Ms. Deokmellian holds an accounting degree from Universidad de Buenos Aires. She is currently a partner at Lisicki Litvin & Abelovich. Until 2024, she was a partner at NEXIA Abelovich, Polano y Asociados S.R.L., an Argentine accounting firm and a member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG. She is a member of the Supervisory Committees of CRESUD, Futuros y Opciones.Com and FyO Acopio S.A., among others.

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

In accordance with the provisions of the Argentine Capital Market Law, the CNV Rules and the applicable rules of the SEC, most of the members of the Audit Committee have to qualify as independent directors.

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

At our annual ordinary shareholders meeting held on October 28, 2024, the shareholders agreed to pay an aggregate compensation of ARS 10,665.5 million to all the members of the Board of Directors for the fiscal year ended June 30, 2024, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the Company’s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal years ended June 30, 2025, and 2024 was ARS 18,302 million and ARS 18,678 million, respectively.

For more information, please see “Recent Developments—General Ordinary and Extraordinary Shareholders’ Meeting”.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management (excluding Directors) for the fiscal year ended June 30, 2025, was ARS 1,814.2 million.

Supervisory Committee

The shareholders meeting held on October 28, 2024, approved by majority vote the payment of fees to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2024, for an aggregate amount of ARS 16.9 million.

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

Contribution expense was ARS 2,859 million and ARS 1,956 million for the fiscal years ended June 30, 2025 and 2024, respectively.

On July 1, 2023, a new incentive program came into effect aimed for key leadership positions. This program includes an extraordinary monetary sum to be paid three years from the start of the plan, subject to the fulfillment of pre-established operational and business growth goals. To receive the contribution, beneficiaries are required to remain with the Company until the end of the program on June 30, 2026, and meet the applicable objectives.

Incentive Program

Between 2011 and 2014, the Company implemented a stock incentive plan approved by the CNV under the new CML. Participation was voluntary and based on annual bonuses for those years. Participants become entitled to the full benefit consists of IRSA shares, after five years from each contribution, or earlier in the event of disability or death.

In 2014, an extraordinary stock award was granted to eligible employees, together with an additional stock bonus equivalent to June 2014 compensation for employees with more than two years of service who were not included in the plan.

On October 28, 2024, the shareholders’ meeting approved the implementation of a new incentive plan for management and directors, provide that such plan may include up to 1% of the shares issued by the Company at the time of its implementation, to be allocated from existing treasury shares or shares to be acquired through share buyback programs in accordance with applicable regulations, which will be delivered to the plan’s beneficiaries based on the performance criteria for participants in that program.

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

D. Employees

As of June 30, 2025, we had 1,392 employees. Our employees of the segments our Shopping Mall, Offices, Sales and Developments and Other business had 718 employees with 270 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 674 employees, with 556 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended June 30,
	2025	2024	2023
Shopping Malls, Offices, Sales and Developments and Other businesses	718	693	667
Hotels (1)	674	708	622
Total	1,392	1,401	1,289

____________________

(1)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2025.

		Share ownership
Name	Position	Number of Shares	Percentage (%) (2)	Number of Warrants	Percentage fully diluted (%) (3)
Directors
Eduardo S. Elsztain (1).	Chairman / CEO	437,674,595	57.4	50,512,505	60.1
Saúl Zang	Vice-Chairman I	1,645,031	0.2	68,795	0.2
Alejandro G. Elsztain	Vice- Chairman II	7,685,532	1.0	315,107	1.0
Fernando A. Elsztain	Regular Director	17,805	0.0	—	0.0
David Williams	Regular Director	—	—	—	—
Mauricio E. Wior	Regular Director	—	—	—	—
Daniel R. Elsztain	Regular Director	41,677	0.0	21,435	0.0
Oscar Pedro Bergotto	Regular Director	—	—	—	—
María Julia Bearzi	Regular Director	—	—	—	—
Liliana De Nadai	Regular Director	—	—	—	—
Ben Elsztain	Regular Director	—	—	—	—
Nicolas Bendersky	Regular Director	7,417	0.0	—	0.0
Gabriel A. G. Reznik	Alternate Director	—	—	—	—
Iair Elsztain	Alternate Director	1,092	0.0	130	0.0
Oscar Marcos Barylka	Alternate Director	—	—	—	—
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	210,297	0.0	130,558	0.0
Jorge Cruces	Chief Investment Officer	—	—	—	—
Supervisory Committee
José D. Abelovich	Member	—	—	—	—
Marcelo H. Fuxman	Member	—	—	—	—
Noemí I. Cohn	Member	—	—	—	—
Roberto D. Murmis	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—
Cynthia Deokmellian	Alternate member	—	—	—	—

________________

(1)

Includes (i) 412,158,780 common shares beneficially owned by CRESUD, (ii) 8,548,165 common shares owned by Consultores Venture Capital Uruguay S.A., (iii) 1,208,793 common shares owned by Consultores Asset Management S.A., (iv) 5,475,340 common shares owned by Inversiones Financieras del Sur S.A., and (v) 10,283,517 common shares directly owned by Mr. Eduardo Elsztain.

(2)

As of June 30, 2025, the outstanding shares were 762,520,793 with a nominal value of ARS 10.00 each and one vote per share and we own 162,774 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2025, the outstanding warrants were 60,964,074, and as a subsequent event, on September 30, 2025, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 60,964,074 to 53,853,144, for more information, see “Recent Developments – Exercise of Warrants”. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and treasury share distribution, distributed November 5, 2024, being the Ratio of 1.4818 shares per option and a price of USD 0.2917 per share.

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

	Share Ownership as of June 30, 2025
Shareholder	Number of Shares	Percentage (2)	Number of Warrants	Percentage fully diluted (3)
CRESUD (1)	412,158,780	54.1%	49,644,626	57.0%
Directors and officers	35,124,666	4.6%	1,403,904	4.3%
ANSES	42,002,761	5.5%	3,781,213	5.6%
Others (less than 5%)	273,234,586	35.8%	6,134,331	33.1%
Total	762,520,793	100.0%	60,964,074	100.0%

___________________

(1)

Eduardo S. Elsztain is the beneficial owner of 230,771,688 common shares of CRESUD, representing 37.6% of its total share capital, which include (i) 141,979,756 common shares beneficially owned by Inversiones Financieras del Sur S.A., (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, and (iii) 88,790,801 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of CRESUD, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of CRESUD due to his substantial influence over it, he would be the beneficial owner of 57.4% of our common shares by virtue of his investment in (a) CRESUD of 412,158,780 common shares; (b) Consultores Venture Capital Uruguay S.A. of 8,548,165 common shares; (c) Consultores Asset Management S.A. of 1,208,793 common shares; (d) Inversiones Financieras del Sur S.A. of 5,475,340 common shares; and (e) directly owned shares of 10,283,517 (items b, c, d and e are exposed under the line “Directors and officers”). CRESUD is a leading Argentine producer of basic agricultural products. CRESUD’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)

As of June 30, 2025, the outstanding shares were 762,520,793 with a nominal value of ARS 10.00 each and one vote per share and we own 162,774 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2025, the outstanding warrants were 60,964,074, and as a subsequent event, on September 30, 2025, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased from 60,964,074 to 53,853,144, for more information, see “Recent Developments – Exercise of Warrants”. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and treasury share distribution, distributed November 5, 2024, being the Ratio of 1.4818 shares per option and a price of USD 0.2917 per share.

Changes in Share Ownership

Shareholder	June 30, 2025	June 30, 2024	June 30, 2023
	%
CRESUD (1)	54.1	53.7	56.0
Directors and officers (2)	4.6	4.7	3.4
ANSES	5.5	5.5	5.3
Others	35.8	36.1	35.3
Total	100.0	100.0	100.0

_________________

(1)

Eduardo S. Elsztain is the beneficial owner of 230,771,688 common shares of CRESUD, representing 37.6% of its total share capital, which include (i) 141,979,756 common shares beneficially owned by Inversiones Financieras del Sur S.A., (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, and (iii) 88,790,801 common shares directly owned by Mr. Eduardo S. Although Mr. Elsztain does not own a majority of the common shares of CRESUD, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of CRESUD due to his substantial influence over it, he would be the beneficial owner of 57.4% of our common shares by virtue of his investment in (a) CRESUD of 412,158,780 common shares; (b) Consultores Venture Capital Uruguay S.A. of 8,548,165 common shares; (c) Consultores Asset Management S.A. of 1,208,793 common shares; (d) Inversiones Financieras del Sur S.A. of 5,475,340 common shares; and (e) directly owned shares of 10,283,517 (items b, c, d and e are exposed under the line “Directors and officers”). CRESUD is a leading Argentine producer of basic agricultural products. CRESUD’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

(2)

As of June 30, 2025, the outstanding shares were 762,520,793 with a nominal value of ARS 10.00 each and one vote per share and we own 162,774 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2025, our total issued capital stock outstanding consisted of 762,520,793 common shares with a nominal value of ARS 10.00 each and one vote per share. As of June 30, 2025, there were approximately 22,306,836 Global Depositary Shares (representing 223,068,360 of our common shares, or 29.3% of all or our outstanding common shares) held in the United States by approximately 63 registered holders.

Additionally, in May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th through the 25th day of each February, May, September, and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina). The warrants are available for trading on which are listed on ByMA and NYSE under the tickers IRS2W and IRSWS, respectively.

As of June 30, 2025, the outstanding warrants were 60,964,074. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and treasury share distribution, distributed November 5, 2024, being the Ratio of 1.4818 shares per option and a price of USD 0.2917 per share.

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

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2025, there were approximately 51,753 holders of our common shares.

Price history of our stock in the ByMA and NYSE

Our common shares are traded in Argentina on the ByMA, under the trading symbol “IRSA.” Since 1994, our GDSs, each presenting 10 common shares, have been listed in the NYSE under the trading symbol “IRS.” The Bank of New York Mellon is the depositary with respect to the GDSs.

B. Related Party Transactions

We have engaged and, in the future, may engage in transactions with related parties. We believe that any related party transaction we have entered into in the past has been in the ordinary course of business and on terms and conditions that are comparable with transactions that we would enter into with non-related parties.

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

Below is a summary of our material related party transactions as of the date of this Annual Report.

Offices and Shopping Mall Leases

CRESUD rented an office space for its executive offices located at the Della Paolera tower at Della Paolera 261, floor 9th, City of Buenos Aires, Argentine which IRSA owned, and which was sold to a non-related party. Also, CRESUD rented an office space that we own at the Abasto Shopping Mall.

The offices of Eduardo S. Elsztain, the Chairman of our Board of Directors and our controlling shareholder, are located at Bolivar 108, City of Buenos Aires, Argentina. This property has been leased to a company controlled by family members of Mr. Elsztain and to a company controlled by Fernando A. Elsztain, one of our directors and the cousin of Mr. Eduardo S. Elsztain, and members of his family.

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

To this end, on June 30, 2004, we and CRESUD entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended from time to time in line with evolving operating requirements. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

Annually, we conduct a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegates the review to an external consultant.

The operations described above allow CRESUD and us to keep our strategic and commercial decisions fully independent, with cost and profit apportionment allocated on the basis of operating efficiency and equity, applying when appropriate the terms of the shared services contract, to ensure that no company benefits at the expense of the others.

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

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use) and complementary parking spaces. For more information, see “Item 4. Information on the Company — B. Business Overview — Other Land Reserves — Del Plata Building Trust.” TMF Trust Company (Argentina) S.A. acts as trustee under the trust agreement.

Cresud, a company indirectly controlled by Eduardo Sergio Elsztain and chairman of Cresud and IRSA, acts as money trustor, as well as IRSA. In addition, Cresud, IRSA and Banco Hipotecario act as beneficiaries of the trust. The trust agreement involves the contribution of the building owned by Banco Hipotecario. In addition, other non-related companies invest as money trustors in the trust.

The execution of this trust agreement has been approved by the Board of Directors of the Company, with no objections from the Audit Committee under Section 72 and following of the CML.

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

Investment in Dolphin Real Assets Fund SPC Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, incorporated under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01. Subsequently, on October 3, 2022, Dolphin Fund Ltd.’s investors, including Torodur S.A., contributed their holdings in said fund to Dolphin Real Assets Fund SPC Ltd., a fund established under the laws of British Virgin Islands in March 2022, whose administrator is Dolphin Manager Corp., a corporation also constituted under the laws of British Virgin Islands, which is controlled by Messrs. Eduardo Sergio Elsztain and Saúl Zang (85% and 15%, respectively), subscribing 164,478 participating shares issued by the portfolio named Argentina MMXXII. The total amount subscribed was USD 3.0 million.

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner and has retired more than a decade ago. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors”.

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

Loan between Tyrus S.A. and Yad Leviim Ltd.

On May 3, 2024, an extension was reported for a period of 3 years of a loan granted by our subsidiary Tyrus S.A. to Yad Leviim Ltd., in a principal amount of USD 16.2 million at a rate interest of 7% per year from March 23, 2024. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

Investment in Golden Juniors Segregated Portfolio

On August 29, 2025, the Company approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company.

This investment is made with the purpose of diversifying part of the Company’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund.

The execution of this trust agreement has been approved by the Board of Directors of the Company, with no objections from the Audit.

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

On September 7, 2018, the Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure confiscation (“decomiso”) of the land known as “Planta 1.” This Court’s verdict is not final, as it is subject to further appeals. Puerto Retiro filed an appeal with regard to the confiscation of Planta I. This appeal has not yet been decided.

On December 27, 2018, an action for cancellation was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 we were notified of the “in limine” rejection of the action for cancellation filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April 2019 the appeal was maintained and subsequently, its foundations were expanded.

On February 21, 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely form of Federal Extraordinary Appeal. In addition, the Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the Argentine Government and Tandanor.

In November 2024, the CSJN granted the extraordinary appeals filed by Tandanor and the Ministry of Defense, annulled the appealed ruling regarding the statute of limitations for the civil action (based on the theory of the arbitrary sentencing), and confirmed the seizure of the “Planta 1,” although it ordered its restitution to Tandanor instead of to the Argentine Government. The civil action is only directed against Puerto Retiro S.A.

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

In addition, at the end of 2009, Proios S.A. filed a claim for damages against Puerto Retiro S.A., alleging an economic loss suffered as a result of the cost of refloating a vessel moored in Dársena Norte, seeking a compensation in the amount of USD1,850,000. Currently, both parties are producing evidence.

Arcos del Gourmet

IRSA has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and is currently operating normally. Notwithstanding, the plaintiff appealed before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Superior Court ordered the Appeals Court to review the case on certain grounds. The Appeals Court rendered a new sentence on February 14, 2019. This new sentence rules that Arcos del Gourmet has to yield a portion of land to build a green park. Arcos del Gourmet filed an appeal before the Superior Court. This appeal has been decided and Arcos del Gourmet filed an appeal for appeal denied. On April 22, 2022, the Company was notified of the ruling issued by the Superior Court of Justice of the City of Buenos Aires (TSJ) in the case “Arcos del Gourmet SA s/ complaint for appeal of unconstitutionality denied in the Federation of Commerce and Industry of the City of Buenos Aires (FECOBA) and others c/GCBA and others s/ amparo” (QTS 16501/2019-0) by which it was resolved to partially uphold the appeal of unconstitutionality filed by Arcos del Gourmet S.A. against the judgment issued by the Court of Appeals in the CAyTRC Chamber III (the “Chamber”) issued on February 14 2019, action 11587856/2018. Through its ruling, the TSJ ruled that the demolition of the works carried out on the Property where the “Arcos District” Shopping Center is currently located was not appropriate, and instead the Company should assign to the City a portion of land, in accordance with the provisions of Section 3.1.2 of the CPU, to be reserved for public use and utility, with unrestricted access and destined ‘specially and preferably to the generation of new landscaped green spaces. In February 2025, Arcos del Gournet S.A. entered into an agreement with the Government of the City of Buenos Aires to comply with the judgement of February 2019. Under this agreement, Arcos del Gourmet S.A. will finance the works detailed in that agreement until reaching the number of green meters established in the judgement. This agreement is pending submission and judicial approval. The initial payment for the “Santa Rita Square” (with an approximate area of 1,757 m²) for the amount of ARS 1,027,360,977.52has been made. Once judicial approval is granted, Arcos del Gourmet S.A. must comply with the remaining obligations assumed.

On May 18, 2015, we were notified that the AABE revoked the concession agreement entered into with IRSA’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA’s former subsidiary, IRSA CP, filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, Arcos del Gourmet S.A. filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a complaint before the Federal Contentious Administrative Courts located in the City of Buenos Aires seeking to declare Resolution No. 170/2014 void. The trial court rejected Arcos del Gourmet S.A.’s claim. As a consequence, Arcos del Gourmet S.A. launched an appeal against the Trial Court decision, which was rejected by the Court of Appeals – Chamber V on September 19, 2023. On October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the CSJN on several constitutional grounds. As of the date of this Annual Report, the appeals (“recursos de queja”) filed by Arcos del Gourmet S.A. and Playas Ferroviarias de Buenos Aires S.A. in connection with this proceeding are pending to be resolved.

Arcos del Gourmet S.A. also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this Annual Report, the “Distrito Arcos” shopping mall continues to operate normally.

In addition, we note that Playas Ferroviarias de Buenos Aires S.A. (a government owned corporation to which the property of the land in which the shopping center was transferred) filed an eviction proceeding against Arcos del Gourmet S.A. before the Federal Contentious Administrative Courts located in the City of Buenos Aires. On May 11, 2022, the Trial Court decided the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias de Buenos Aires S.A. to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This decision was appealed but on September 19, 2023, the Court of Appeals – Chamber V confirmed it. Subsequently, on October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the CSJN on several constitutional grounds. Following the rejection of the appeal by the Chamber, on March 22, 2024, a petition for review was filed directly with the CSJN due to the denial of the federal extraordinary appeal. The case is still pending final resolution.

La Rural S.A.

In December 2012, the Argentine Government annulled a decree from 1991 that had approved the sale of the Palermo Exhibition Grounds to the Sociedad Rural Argentina (“SRA”) and revoked the purchase agreement for the sale. The SRA filed for an injunction to suspend the enforcement of such annulment, which was granted and remains in effect following various judicial proceedings.

IRSA has not been notified of, nor is it a party to, these judicial actions initiated by the SRA. Should the annulment of the sale be declared unconstitutional, it would not have any legal effect on IRSA’s acquisition of the company related to the property. However, if the sale were declared null and void, it could affect the assets related to the property.

The judicial proceeding is still at the evidentiary stage, and there are currently no indications that La Rural S.A.’s right to use the property may be affected.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The GCBA appealed the measure by filing a Constitutional Challenge that was denied, filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. As of the date hereof, the file is in the evidentiary stage. However, negotiations are underway with the counterparty.

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

As of June 30, 2025, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin”) and IRSA to the District court in Tel-Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is Israeli new shekels (“NIS”, the legal currency of Israel) NIS 140 million, claiming that Dolphin and IRSA breached a purported legally binding commitment to transfer to IDBD in an installment of NIS 70 million on September 2, 2020.

On December 24, 2020, and upon the insolvency court’s approval, IDBD’s trustee filed a motion to strike the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia, in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency.

On December 24, 2020, the court issued a judgment to strike the claim as requested.

On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021, IDBD filed the lawsuit against Dolphin and IRSA for the sum of NIS 140 million. According to purported claim, the defendants allegedly breached their legally binding commitment given to IDBD on August 29, 2019 to transfer to IDBD a total amount of 210 million NIS in 3 equal installments of NIS 70 million NIS each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim relates to the second and third installments. The claim also includes a sum of 3,299,433 NIS for the interest and linkage differences since the date of the alleged breach until the date the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

On January 30, 2023, and on February 7, 2023, the court issued a ruling allowing IDBD to serve the claim to the defendants out of jurisdiction and allowed Dolphin and IRSA to challenge the service and jurisdiction of the Israeli court by May 9, 2023. Therefore, Dolphin and IRSA submitted a motion to challenge the service, the jurisdiction of the Israeli court, and the applicable law.

On July 3, 2023, after a hearing held in the matter, the court ruled that the Israeli Court has jurisdiction over IRSA and Dolphin, and ordered Dolphin and IRSA to submit their defense statements by October 1, 2023.

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

The IRSA and Dolphin BV (the “Defendants”) submitted their defense statement on December 29, 2023, which includes several defense arguments. Inter alia, the defendants argue that Dolphin’s commitment consists of an unequivocal and clear, terminating condition stating that the obligation of Dolphin will automatically expire with respect to all payments that have not yet been transferred to IDBD at the time the terminating condition is met. The undisputed sequence of events necessitates the conclusion that termination condition was met in relation to the second and third payment. In any case, there is no cause of action against IRSA, in the absence of direct rivalry between IRSA and IDBD. IDBD filed its reply to the statement of defense by January 28, 2024.

A pre-trial hearing was held on June 16, 2024, during which the court ordered the parties to complete the preliminary discovery proceedings.

As part of discovery proceedings, and for the purpose of receiving the documents held by IDBD’s trustee, IRSA and Dolphin signed a confidentiality commitment on July 28, 2024, and the discovery documents were exchanged by the parties on July 30, 2024.

A preliminary meeting between the parties took place on September 5, 2024.

A list of witnesses on behalf of IDBD was submitted on September 18, 2024; A list of witnesses on behalf of the Defendants was submitted on November 3, 2024.

A list of preliminary motions on behalf of the Defendants was submitted on February 18, 2025, in which the defendants requested the court to order IDBD to complete the discovery proceedings, as well as to summon IDBD’s bondholders’ trustees for the purpose of providing relevant documents; IDBD filed its answer to the Defendants’ list of preliminary requests on March 3, 2025.

A second pre-trial hearing occurred on March 30, 2025, where the Defendants’ motions were discussed. During the hearing, the court ordered IDBD to complete the discovery of documents on its part and to provide a suitable affidavit concerning the documents requested. Also, the court ordered IDBD to request the bondholders’ trustees to provide the required documents. If the bondholders object, the defendants will be allowed to renew their motion to summon the bondholders’ trustees to provide the necessary documents.

At the end of the formal discussion regarding the above motions, the court suggested that the parties refer the dispute to mediation and ordered them to inform the court of their position.

On July 20, 2025, the parties filed a mutual update, informing the court that on July 9, 2025, IDBD had delivered to the Defendants a revised affidavit of disclosure of documents, together with the additional documents in her possession, as well as the bondholders’ trustees' response. The Defendants are reviewing the revised affidavit of disclosure of documents and the additional documents attached thereto, and reserve their right to file an appropriate motion in this regard. Also, considering the bondholders’ trustees' position concerning the delivery of the records from the bondholders’ meetings, the Defendants reserve their right to renew their motion to summon the bondholders’ trustees to present documents.

On August 4, 2025, the parties filed an update, informing the court that they had agreed to proceed with submitting affidavits, while simultaneously indicating their intention to set a negotiation meeting.

IDBD must file affidavits by November 6, 2025, and the Defendants will then have an extension to file their affidavits.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2025	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2025	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2019 (2)	—	—	—	—
2020 (3)	—	—	—	—
2021 (4)	—	—	—	—
2022	—	—	—	—
2023 (5)	39,732	49.57	4,340	5.41
2023 (6)	140,416	175.13	21,900	27.31
2024 (7)	227,041	313.84	64,000	88.47
2024 (8)	80,191	111.02	55,000	76.15
2025 (9)	108,970	152.70	90,000	126.12

______________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to be revised.
(2)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.01109 shares of IRSA CP per share of IRSA.
(3)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.004046 shares of IRSA CP per share of IRSA.
(4)	Dividend in kind paid in IRSA CP shares. Dividend per share: 0.002614 shares of IRSA CP per share of IRSA.
(5)	Cash dividend paid on November 8, 2022.
(6)	Cash dividend paid on May 5, 2023.
(7)	Cash dividend paid on October 12, 2023.
(8)	Cash dividend paid on May 9, 2024.
(9)	Cash dividend paid on November 5, 2024.

For more information see: “Item 4. Information on the Company —A. History and Development of the Company Recent Developments— General Ordinary and Extraordinary Shareholders’ Meeting” and “Item 4. Information on the Company —A. History and Development of the Company —Recent Developments—Cash dividend payment”.

Central Bank authorization is required for the transfer of profits and/or dividends outside of Argentina. For more information about exchange controls see, “Item 4. Information on the Company —A. History and Development of the Company —Item 10. Additional Information—D. Exchange Controls.”

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

The exercise price of the warrants is USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th through the 25th day of each February, May, September, and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina). The warrants are available for trading on which are listed on ByMA and NYSE under the tickers IRS2W and IRSWS, respectively.

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

As of June 30, 2025, the capital stock of the Company was 762,520,793 ordinary shares with a nominal value of ARS 10.00 each and one vote per share and there were 60,964,074 warrants outstanding.

In May 2021, 80 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2025, the outstanding warrants were 60,964,074. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and treasury share distribution, distributed November 5, 2024, being the Ratio of 1.4818 shares per option and a price of USD 0.2917 per share.

As a subsequent event, on September 30, 2025, we reported that between September 17 and September 25, 2025, certain warrants holders have exercised their right to acquire additional shares. Therefore, 7,110,930 options were exercised, which resulted in 10,536,907 shares of common stock with nominal value ARS 10.00 being issued. After the exercise of these warrants, the number of shares increased from 762,520,793 to 773,057,700 common stock with nominal value ARS 10.00, and the new number of outstanding warrants reduced from 60,964,074 to 53,853,144. For more information see “Recent Developments – Exercise of Warrants”.

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, and as an item on the agenda, it was decided to consider the subscription of an addendum to the warrant agreement dated April 29, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. For more information, see “Item 4. Information on the Company —A. History and Development of the Company— Recent Developments— General Ordinary and Extraordinary Shareholders’ Meeting.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2025, there were approximately 51,753 holders of our common shares.

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

On January 9 and June 24, 2025, the CNV enacted new rules introducing simplified authorization regimes for public offerings of both debt and equity securities in Argentina. These frameworks establish automatic approval mechanisms for issuances classified as low- or medium-impact, provided that certain eligibility and disclosure requirements are met.

In August 2025, the CNV established a formal framework for the digital representation (tokenization) of certain publicly offered securities. The regulation recognizes these digital securities as functionally equivalent to traditional forms, introduces requirements for security, traceability, and immutability, and allows existing issuers to request their digital conversion without a new public offering authorization.

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

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA

	As of June 30, (1)
	2025	2024
Market capitalization (in billions of ARS)	79,973	64,665
Shares average daily trading volume (2) (in millions of ARS)	82,210	51,233
Number of listed companies (3)	82	81

________________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2025, approximately 82 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 142% increase in 2022, a 360% increase in 2023 and a 173% increase in 2024. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

D. Exchange Controls

The following is a description of the main Central Bank regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned elsewhere in this Annual Report, which are available at the website of the Argentine Ministry of Economy: https://www.argentina.gob.ar/economia, or the website of the Central Bank: www.bcra.gov.ar.

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine Government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Central Bank has compiled these rules in the Consolidated Text of the Rules on Foreign Exchange and Changes (the “Consolidated Text”), which is periodically updated and was most recently published through Communication “A” 8035. Below is a brief summary of the exchange control rules currently in effect.

Exports of goods

The Consolidated Text require that proceeds from the export of goods be entered into the country and settled in Pesos through the MULC within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Pesos in the MULC within twenty (20) business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Consolidated Text for each type of good.

On April 14, 2025, Decree No. 269/2025 repealed Decree 28/2023 and expressly established that the countervalue of the aforementioned exports will be governed by the general provisions established in Decree 609/2019 and its amending and concordant regulations. Exporters of the goods included in the Nomenclature of Mercosur (“NCM”) will make the payment of duties, taxes, and other concepts under the terms, deadlines, and conditions established by the current regulations, corresponding to the respective export duty rate, considering the countervalue provided in the previous paragraph.

If the client is a Special Purpose Vehicle (“SPV”) adhering to the Incentive Regime for Large Investments (“RIGI”), it shall be exempt from the obligation to enter and/or settle the entire foreign currency countervalue, provided that the service has been rendered or accrued as from the date of commencement of operations of the SPV reported by the Ministry of Economy to the Central Bank. Furthermore, Section 14 of the Consolidated Text establishes other benefits for SPVs, such as access to the MULC to make payments of certain expenses; access to the MULC to make dividend payments to non-resident shareholders; use abroad of the proceeds from the export of goods; and foreign exchange stability applicable to the SPV as of the date of adhesion to the RIGI.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Pesos through the MULC, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the MULC within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in Section 7.1.3 of the Consolidated Text.

There are some exceptions to the obligation to settle through the MULC, including, but not limited to, collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Consolidated Text are met.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the MULC corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

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

Exports of Services

Payments for the provision of services by residents to non-residents must be entered and settled in the MULC within a maximum period of 20 (twenty) business days from the date of their perception abroad or in the country, or their accreditation in foreign accounts. There are exceptions to the obligation to settle in the MULC the foreign currency entered as a counterpart for certain exports of certain services expressly contemplated in point 2.2.2. of the Consolidated Text, subject to compliance with various requirements provided therein by both individuals and legal entities.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed; provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

If the client is a SPV under the RIGI that has notified the Ministry of Economy, the competent authority for the RIGI, of its intention to avail itself of the benefits set out in Section 198 of the Law No. 27,742 (which states that SPVs are not required to enter or settle in the MULC the foreign currency obtained from activities other than the export of goods, including services), the exception provided in Section 14.1.3 of the Consolidated Text will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the SPV, as reported by the Ministry of Economy to the Central Bank.

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

Import of Goods

Section 3.1 of the Consolidated Text allows access to the MULC for the payment of imported goods, establishing different conditions depending on whether the payments correspond to imported goods with customs entry registration or imported goods with pending customs entry registration, and based on the due date of the interest accrued on such commercial debts.

The reimplementation of “SEPAIMPO”, the import payment tracking system, is also foreseen, with the objective of monitoring import payments, import financing, and verifying the entry of goods into the country.

In addition, the local importer must designate a local financial institution to act as the tracking bank, which will be responsible for verifying compliance with the applicable regulations, including, among other things, the settlement of import financing and the entry of imported goods.

Regarding access to the MULC for the payment of imported goods, the following provisions apply:

As of December 13, 2023, entities may grant access to the MULC to make deferred payments for imported goods with customs entry registration, without requiring prior approval from the Central Bank, provided that applicable regulatory requirements are met and deadlines are respected according to the type of goods. For certain strategic goods, such as fuels, electricity, and materials intended for energy production, payment may be made from the moment of customs registration; for other goods, payment may be made starting 30 calendar days after customs clearance.

As of April 14, 2025, this period is reduced to 0 (zero) calendar days for all imports.

Access to the MULC for payments of imports with pending customs registration requires prior approval from the Central Bank, unless it involves specific situations provided for in the Foreign Exchange Regulations.

Regarding the stock of import-related debt for which customs registration occurred on or before December 12, 2023, access to the MULC also requires prior approval from the Central Bank, except when the operations are financed by financial institutions, official credit agencies, or international organizations, or in situations provided for under the current regulations.

Imports of Services

Pursuant to Section 13 of the Consolidated Text, entities may grant access to the MULC in order to process payments for services provided by non-residents, provided that they have documentation evidencing the existence of the service. In the case of commercial debts for services, access to the MULC is permitted from the maturity date, provided that the transaction has been duly reported.

Communication “A” 7917, issued on December 13, 2023, substantially amended the regime governing access to the MULC for the payment of imports of goods and services. As from said Communication, the conditions for accessing the MULC to pay for services to non-residents were modified, and are currently established as follows:

I. Payment of services provided by non-residents

Entities may grant access to the MULC without the need for prior approval from the Central Bank to process payments for services provided by non-residents, provided that the remaining applicable requirements set forth in the Consolidated Text are met, when:

i) The payment corresponds to a transaction classified under the following concept codes:

S03. Passenger transport services; S06. Travel (excluding transactions related to withdrawals and/or consumption with cards of residents with non-resident providers or of non-residents with Argentine providers); S23. Audiovisual services; S25. Government services; S26. Health services provided by travel assistance companies; S27. Other health services; S29. Transactions related to withdrawals and/or consumption with cards of residents with non-resident providers or of non-residents with Argentine providers.

ii) Expenses paid to foreign financial institutions for their ordinary operations.

iii) The payment corresponds to a transaction classified under concept “S30. Freight services for import operations of goods” for services rendered or accrued as from December 13, 2023, and the payment is settled once the period equivalent to the one applicable to the transported good has elapsed, as provided in Section 1.2 of the Consolidated Text.

iv) The payment corresponds to a transaction classified under concept “S31. Freight services for export operations of goods” where freight forms part of the agreed sale condition with the buyer of the goods, and is settled once the export has been registered with the shipping clearance issued by Customs.

v) The payment corresponds to a transaction classified under concept “S24. Other personal, cultural and recreational services” rendered or accrued as from December 13, 2023, and is settled once a period of 90 (ninety) calendar days has elapsed since the date of service provision or accrual. This period shall be reduced to 30 (thirty) calendar days for services rendered or accrued as from November 29, 2024, when the counterparty is not related to the resident.

vi) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.5 of the Consolidated Text, provided by an unrelated counterparty to the resident, as from December 13, 2023, and is settled once a period of 30 (thirty) calendar days has elapsed from the date of service provision or accrual.

vii) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.3 of the Consolidated Text, provided by a related counterparty to the resident, as from December 13, 2023, and is settled once a period of 180 (one hundred eighty) calendar days has elapsed from the date of service provision or accrual.

viii) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.5 of the Consolidated Text, provided by an unrelated counterparty to the resident, as from April 14, 2025, and is settled from the date of service provision or accrual, provided that the remaining applicable regulatory requirements are met.

ix) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.5 of the Consolidated Text, provided by a related counterparty to the resident, as from April 14, 2025, and is settled once a period of 90 (ninety) calendar days has elapsed from the date of service provision or accrual, provided that the remaining applicable regulatory requirements are met.

II. Stock of debt from imports of services

Access to the MULC for payments of services rendered and/or accrued by non-residents until December 12, 2023, in addition to the remaining applicable requirements, shall require prior approval from the Central Bank, except when such transactions are financed up to that date, or when access to the MULC is made through swap and/or arbitrage with funds received in the country from principal or interest on Bonds for the Reconstruction of a Free Argentina (BOPREAL), or when holding certifications under specific regimes, pursuant to the situations provided in Section 13.4 of the Consolidated Text.

III. Payments of services abroad prior to the established terms

For purposes of accessing the MULC to process payments prior to the terms established in Section 13.2 of the Consolidated Text, such access shall be allowed in the case of financed transactions, pursuant to the Consolidated Text, or with new inflows through the MULC from indebtedness, advances or pre-financing, among other situations set forth in Section 13.3 of the Consolidated Text.

External Assets

Generally, prior approval from the Central Bank is required for the formation of foreign assets (e.g., foreign currency purchase, among others) and for derivative transactions by legal entities that are not entities authorized to operate in foreign exchange, local governments, mutual funds, trusts, and other Argentine entities.

Access to the MULC by individuals

Resident individuals may access the MULC to purchase foreign currency in cash or to establish deposits without prior Central Bank approval, provided that: (i) transactions are debited from a local bank account, or, if paid in cash, do not exceed USD 100 per month; (ii) the funds are delivered in cash, credited to a local foreign currency account, or transferred abroad; (iii) the transaction is duly recorded in the Central Bank’s online system; and (iv) the individual provides evidence of income and/or assets consistent with savings in foreign currency. However, on September 26, 2025 the BCRA issued Communication A 8336, which reintroduced a cross-restriction: purchases of official dollars made on or after that date are subject to a 90-day limitation preventing the purchaser from operating in certain financial dollar markets (e.g., MEP or CCL / acquiring certain dollar-settled securities) and require the signing of a sworn statement to that effect. Consequently, while the A8226 conditions remain the baseline for individual access to the MULC, market access is now in practice subject to the 90-day restriction when applicable.

External Financial Indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”), disbursed as from September 1, 2019, must be entered into Argentina and settled in the MULC as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the MULC for reimbursement purposes.

Additionally, as further conditions for such access to the MULC, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the MULC must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 through a transfer abroad, access to the MULC must occur according to the following minimum terms from their issuance date:

(i)	For debt securities issued between November 8, 2024 and April 20, 2025: at least 12 months.
(ii)	For debt securities issued from April 21, 2025 to May 15, 2025: at least 180 calendar days.
(iii)	For debt securities issued from May 16, 2025 onwards: at least 18 months, in accordance with Communication “A” 8244 of the Central Bank.

For foreign currency-denominated debt securities issued by local financial institutions as from May 26, 2025: at least 12 months, pursuant to Communication “A” 8245.

Access to the MULC to make payments more than three (3) days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a SPV adhering to the RIGI.

Furthermore, prior approval from the Central Bank is required for local residents to access the MULC for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Consolidated Text.

Additionally, under Section 3.11.2 of the Consolidated Text, entities may grant access to the MULC to residents in order to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Consolidated Text, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable consolidated text that allow such access; and

(iii)	The client’s access falls within one of the following situations:

(a)	It is made within the 60 (sixty) calendar days prior to the due date, with a daily amount not exceeding 10% (ten percent) of the amount to be paid; or

(b)	It is made within 5 (five) business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% (twenty percent) of the amount to be paid.

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

Outflows

The Consolidated Text requires prior approval from the Central Bank to transfer funds abroad, unless the interested party submits various affidavits, stating that:

-

They did not possess Argentine deposit certificates representing foreign shares (“CEDEARs”), and/or available external liquid assets exceeding the equivalent of USD 100,000 at the beginning of the day on which they request access to the MULC, and all their foreign currency holdings in the country are deposited in accounts at financial institutions.

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

Access to the MULC is also subject to the submission of an affidavit regarding transactions with securities and other assets, unless the applicant certifies that::

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

Pursuant to Communication “A” 8226, issued on April 11, 2025, outflows through the MULC carried out by resident individuals are not subject to the requirements set forth in items (g), (h), and (i). In addition, transactions executed up to and including that date shall not be taken into account for purposes of the affidavits required therein.

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

It should be noted that, as a rule, prior approval from the Central Bank is required if the client is a natural or legal person included by the ARCA (formerly the AFIP) in the list of invoices or equivalent documents classified as apocryphal. The list of individuals or legal entities included in this registry by the ARCA is available at the following website:https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Additionally, if the individuals or legal entities are considered obligated subjects to comply with the Registry of Exchange Information for Exporters and Importers of Goods whose registration process is listed as not registered, an affidavit must be submitted.

Securities Transactions

In accordance with Communication “A” 8191 of the Central Bank, which updates Section 3.16 of the Consolidated Text, entities authorized to operate with foreign currency must provide the Central Bank, at the end of each business day and with two business days’ prior notice, information on outflow transactions through the MULC for daily amounts equal to or greater than the equivalent of USD 100,000. Clients must channel such transactions through financial institutions with sufficient notice so that they can comply with the requirements of this reporting regime and, consequently, to the extent that other requirements established under exchange regulations are simultaneously met, the foreign exchange transactions may be processed. On the execution date, clients may opt to channel the previously reported transactions through any authorized entity. In such cases, the intervening entity must hold a certificate issued by the reporting entity attesting compliance with the reporting requirement.

Within the framework of Phase 3 of the Economic Program with exchange rate flexibility and the floating band regime announced by the Argentine Government, the CNV issued General Resolution No. 1062, which introduced substantial amendments to the minimum holding period regime applicable to transactions with marketable securities.

In particular, for resident individuals, the minimum holding period required for the sale of marketable securities settled in foreign currency is eliminated, regardless of the jurisdiction or applicable law, as well as for outgoing and incoming transfers of marketable securities.

In the case of non-resident individuals, a minimum holding period of one business day is established for the sale of marketable securities settled in foreign currency and for transfers of securities acquired in local currency abroad.

For resident legal entities, a minimum holding period of one business day is also established both for transfers to foreign depository entities and for applying settlement in foreign currency of securities originating abroad, which must remain credited for at least one business day in the central securities depository agent.

Exempted from compliance with the minimum holding period are transactions involving the sale of BOPREAL acquired in primary placements or auctions, the sale of marketable securities with settlement in foreign currency and in foreign jurisdiction as provided by the Central Bank of Argentina, and the sale of marketable securities with settlement in foreign currency acquired in pesos with funds from mortgage loans denominated in UVAs.

BOPREAL

The BOPREAL are securities issued by the Central Bank in USD for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

a) Importers of Goods

Importers may subscribe BOPREAL up to the amount of their pending debt for goods imports registered before December 12, 2023. Subscription requires certifications from the supervising entities (SEPAIMPO) and compliance with the conditions set forth in the Foreign Exchange Regulations.

b) Importers of Services

Importers may subscribe BOPREAL up to the amount of their pending debt for services effectively rendered or accrued before December 12, 2023. Documentation supporting the existence of the service, the outstanding amount, and compliance with applicable exchange regulations is required.

c) Profits and Dividends of Non-Resident Shareholders

Resident companies may subscribe BOPREAL up to the amount of profits and dividends pending payment to non-resident shareholders, provided they derive from closed and audited financial statements.

Non-residents may also subscribe BOPREAL up to the equivalent in local currency of profits and dividends received in Argentina since September 1, 2019, adjusted by CPI.

d) Complementary Provisions

BOPREAL holders may access the MULC through swap and/or arbitrage with funds collected in Argentina from BOPREAL principal and interest to:

•	Pay commercial debts for imports of goods and services accrued up to December 12, 2023.
•	Pay pending profits and dividends to non-resident shareholders.
•	Repatriate portfolio investments of non-residents arising from profits and dividends collected in Argentina.

Additionally, BOPREAL acquired in primary subscription may be sold abroad under specific regulatory conditions.

Reporting Regime of the Central Bank

In all cases, and subject to compliance with the other applicable requirements in each case, access to the MULC will be granted for the payment of financial or commercial debts and for the payment of profits or dividends, provided that such debts are reported through the Central Bank’s reporting regime established by Communication “A” 6401 and its amendments.

Money Laundering

The Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti‑Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category of the amount of 150 minimum wages, the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

The “Anti‑Money” laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non‑profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti‑Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti‑Money Laundering Law.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine Government created the Argentine Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the “Anti‑Money” laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

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

On May 17, 2023, Resolution No. 84/2023 was published in the Official Gazette, which updates the thresholds established for the different regulated sectors in order to improve the effectiveness of the “Anti-Money” laundering and terrorist financing prevention system and update the regulations applicable to each sector. Therefore, an automatic updating mechanism of the thresholds was established, adopting as parameter the minimum salary set by the “Secretaría de Trabajo, Empleo y Seguridad Social, Consejo Nacional del Empleo, la Productividad y el Salario Mínimo, Vital y Móvil”, in force as of December 31 of the previous calendar year and as of June 30 of the current calendar year, as applicable.

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

On December 19, 2024, Resolution No. 192/2024 was published in the Official Gazette, amending the regime applicable to Politically Exposed Persons (PEPs). The resolution redefined the scope of individuals covered, clarified that the PEP status extends for two years after leaving office, and allowed sworn statements to be submitted either digitally or in person. It also established that obligated entities must retain supporting evidence and assess the risk in cases where a PEP reports the cessation of such status.

On December 19, 2024, Resolution No. 200/2024 was published in the Official Gazette, introducing new “Anti-Money” laundering and counter-terrorism financing requirements applicable to issuers, operators and providers of payment and collection services, as well as non-financial credit providers. The resolution requires these entities to define their risk tolerance, apply enhanced measures for high-risk clients and simplified measures for low-risk scenarios, and strengthens the responsibilities of the Compliance Officer in overseeing risk assessment, monitoring transactions, and approving high-risk or PEP-related operations.

Finally, on June 5, 2025, Resolution No. 78/2025 was published in the Official Gazette, establishing an increase in the reporting threshold applicable to notaries and registries for cash real estate purchase and sale transactions to 750 minimum wages (Salario Mínimo Vital y Móvil in Spanish). In addition, it replaced the requirement of accounting certifications with the obligation for the parties involved to submit sworn statements regarding the origin and legitimacy of the funds, thereby simplifying formal obligations while maintaining controls related to the prevention of money laundering and terrorism financing.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (“IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2025, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

Foreign beneficiaries

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt from the income tax, if (i) the shares or other securities are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and (ii) the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating jurisdictions” (the “publicly traded exemption”). In case the disposition does not meet the requirement mentioned in (i) above and the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating jurisdictions”, the income obtained will be taxable at a 13.5% rate on the gross price or a 15% rate on the net capital gain (with the possibility of adjusting the value of acquisitions from January 1, 2018 and onwards for the purpose of determining the net capital gain, taking into account the variation of the Internal Wholesale Price Index).

In case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the tax rate applicable for the sale, exchange or other disposition of common shares and/or GDSs amounts to 35%. The non-cooperating jurisdictions list is prepared and published by the executive branch. The ARCA has prepared an indicative and non-exhaustive list of jurisdictions considered to be non-cooperating jurisdictions, which can be consulted on their web site at: https://www.afip.gob.ar/jurisdiccionesCooperantes/no-cooperantes/periodos.asp.

Law No. 27,430, effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., GDSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the publicly traded exemption, described above, applies in respect of the underlying shares.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings (for the fiscal years beginning from January 1, 2025 to December 31, 2025):

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	101,679,575.26	0.00	25	0.00
101,679,575.26	1,016,795,752.62	25,419,893.82	30	101,679,575.26
1,016,795,752.62	forward	299,954,747.02	35	1,016,795,752.62

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, United Arab Emirates and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or GDSs that is a United States resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

We are also required periodically to furnish certain information in Spanish with the CNV, the ByMA and A3 Mercados such as quarterly and annual reports and notices of material events (hechos relevantes). All such reports and notices are available at the website of the CNV (http://www.argentina. gob.ar/cnv), at ByMA through the website of the Bolsa de Comercio de Buenos Aires (http://www.bolsar.info) and the website of A3 Mercados (https://a3mercados.com.ar). The documents filed with the CNV, the ByMA and A3 Mercados are not a part of this Annual Report and are not incorporated by reference herein.

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

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, and as an item on the agenda, it was decided to consider the subscription of an addendum to the warrant agreement dated April 29, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. For more information, see “Item 4. Information on the Company —A. History and Development of the Company— Recent Developments— General Ordinary and Extraordinary Shareholders’ Meeting.”

The warrants are available for trading on ByMA and NYSE under the tickers IRS2W and IRSWS, respectively.

As of the date of this Annual Report, there are 53,853,144 warrants outstanding.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.).

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on our common share register or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD 5.00 or less per 100 GDS (or portion thereof), (6) a fee of USD 0.02 or less per GDS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to , and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of GDS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Fair Price Provision

At our annual meeting held on October 30, 2000, our shareholders approved an amendment to our bylaws which included the adoption of a Fair Price Provision. On March 8, 2002 our shareholders decided to make a new amendment to Article Nine of our bylaws including, among others, an increase in the minimum percentage of capital obliged to comply with the Fair Price Provision, from twenty percent (20%) to thirty five percent (35%), according to Decree No. 677/2001. On October 10, 2007, our shareholders decided to make a new amendment to Article Nine of our bylaws, to include the control concept under Decree No. 677/2001, which provides for the effective control regularly held in addition to the legal control.

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

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2025. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2025.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2025, has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C. Principal Accountant Fees and Services

Audit Fees

For the fiscal years ended June 30, 2025 and 2024, we were billed a total amount of ARS 737.4 million and ARS 579.5 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

For the fiscal years ended June 30, 2025 and 2024 we were billed a total amount of ARS 176.7million and ARS 0.0 million for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.

Tax Fees

For the fiscal years ended June 30, 2025 and 2024, no fees related to Tax Fees services were billed by our principal accountants.

All Other Fees

For the fiscal years ended June 30, 2025 and June 30, 2024 no fees related to other than Audit Fees, Audit-Related Fees and Tax Fees services were billed by our principal accountants.

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

____________________

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

__________________

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

___________________

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

_______________

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

In October 2024, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 28, 2024, approved the distribution among the shareholders, on a pro rata basis, of 25,700,000 common shares that had been repurchased by the Company.

As of June 30, 2025, we own our shares in an amount equal to 0.02% of our capital stock, and as of October 22, 2025, we own our shares in an amount equal to 0.02% of our capital stock.

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

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.

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

Cybersecurity

In response to the evolving cyber threats, we have undertaken several projects to improve our security systems. During 2024 and 2025, we carried out actions that allowed us to enhance the maturity level of our control systems based on internationally recognized cybersecurity best practices. Additionally, we identified residual risks and deepened cybersecurity awareness among our employees. We updated our users’ equipment fleet and centralized our patch management through world-class solutions that allow us to keep devices on their latest versions, covering the vulnerabilities published by manufacturers. These actions have enabled better incident management, increased protection against threats, and built an adequate cybersecurity environment for the organization.

In response to the evolution of cyber threats, we have external advisors with over 25 years of experience in the cybersecurity field who provide us with vulnerability assessment services, customized training, and protection recommendations against cyber threats. Additionally, we work with business partners who provide us with advanced tools for early threat detection, allowing us to identify potential cybersecurity risks.

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have the levels of protection and contingency recovery that allow us to be prepared for the constant evolution of cyberattacks. During 2024 and 2025, we have carried out the following actions: (i) we conducted a risk analysis that allows us to identify residual risks to be treated or accepted; (ii) we deepened cybersecurity training for our employees with the aim of updating knowledge about threats, adding artificial intelligence as a new risk factor, and distributing tips and best practices to reduce the probability of incidents, minimize potential impact, and strengthen organizational resilience against increasingly sophisticated attacks; (iii) we updated technological equipment that allowed us to keep our hardware fleet on the manufacturers’ latest versions, minimizing the threats published by them. These actions deepen our commitment to cybersecurity management, increase protection against threats, and build an adequate environment for the organization.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection and blocking tools that allow us to prevent the most frequent cyberattacks, which are related to ransomware (hacking of virtual files), malware, spam, phishing, and executive impersonation (BEC—Business Email Compromise), among others.

Our Information Security Manager provides quarterly reports on cybersecurity to our Audit Committee, which assumes responsibility for the strategy and oversight of cybersecurity issues. This allows involving senior management, providing knowledge of the status of each action taken, and adjusting the strategy based on the needs and direction of the business.

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

In 2024 and 2025, we have not recorded any significant Information Security events that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition. We are aware of the constant cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect against cybersecurity risks. For more information about these risks, see “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Business - Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.”

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-83

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

2.5

Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of March 31, 2025, pursuant to which USD 300,000,000 of 8.000% Senior Notes due 2035 were issued.

4.1 (2)	Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated June 30, 2004.
4.2 (4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated August 23, 2007.
4.3 (5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4 (6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5 (7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated March 12, 2010.

4.6 (8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated July 11, 2011.
4.7 (9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8 (10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9 (11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, CRESUD and Alto Palermo, dated February 24, 2014.
4.10 (12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11 (13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12 (14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13 (15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14 (16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15 (17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2020.
4.16 (19)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2021.
4.17 (20)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 12, 2022.
4.18 (20)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 14, 2023.
4.19 (22)	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
4.20	English translation of the Seventeenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated September 30, 2025.
8.1	List of Subsidiaries.
11.1 (3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97(22)	Incentive Compensation Clawback Policy.
99.1	Consent of independent appraiser Newmark.
99.2	Summary of investment properties by type as of June 30, 2025 (in accordance with Regulation S-X 12-28 (1)).

215

__________________

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 16, 2020.
(18)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on May 26, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2021.
(20)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2022.
(21)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2023.
(22)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 22, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: October 24, 2025	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

217

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes and the summary of investment properties by type as of June 30, 2025 listed in the index appearing under Item 19 (Exhibit No 99.2) (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 61% of the Company’s AR$ 2,344,667 million in investment properties at June 30, 2025. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining Weighted Average Cost of Capital (“WACC”) discount rates and macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination WACC discount rates and macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

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

/s/ Carlos Martín Barbafina

Buenos Aires, Argentina

October 23, 2025

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DN B.V.	Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
FACPCE	Argentine Federation of Accountant
Fibesa	Fibesa S.A.U.
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A. (former TGLT S.A.)
CPCCN	Civil and Commercial Procedural Code of Argentina
IAS	International Accounting Standards
IASB	International Accounting Interpretations Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
MEP	Electronic Payment Market
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
PAMSA	Panamerican Mall S.A.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Tandanor	Tandanor S.A.C.I.y N.
U.P.	Port use
USA	United States of America

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Financial Position

as of June 30, 2025 and 2024

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024
ASSETS
Non-current assets
Investment properties	9	2,344,667	2,373,986
Property, plant and equipment	10	54,091	50,969
Trading properties	11,25	124,720	27,233
Intangible assets	12	18,129	90,053
Right-of-use assets	13	11,885	14,886
Investments in associates and joint ventures	8	178,204	180,372
Deferred income tax assets	21	6,920	8,498
Income tax credit		58	15
Trade and other receivables	14,15	32,996	47,677
Investments in financial assets	14	27,563	14,210
Derivative financial instruments	14	-	78
Total non-current assets		2,799,233	2,807,977
Current assets
Trading properties	11,25	35,695	573
Inventories	25	1,221	1,506
Income tax credit		351	1,500
Trade and other receivables	14,15	129,984	106,235
Investments in financial assets	14	218,765	168,228
Cash and cash equivalents	14	176,820	39,452
Total current assets		562,836	317,494
TOTAL ASSETS		3,362,069	3,125,471
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,577,804	1,503,846
Non-controlling interest		94,163	102,883
TOTAL SHAREHOLDERS’ EQUITY		1,671,967	1,606,729
LIABILITIES
Non-current liabilities
Borrowings	14,20	509,792	258,414
Lease liabilities	13	3,268	12,627
Deferred income tax liabilities	21	744,972	781,535
Trade and other payables	14,18	60,944	53,422
Provisions	19	32,171	29,305
Salaries and social security liabilities		124	154
Total non-current liabilities		1,351,271	1,135,457
Current liabilities
Borrowings	14,20	137,336	252,915
Lease liabilities	13	5,154	2,638
Trade and other payables	14,18	120,893	101,340
Income tax liabilities		55,629	9,336
Provisions	19	5,186	5,136
Derivative financial instruments	14	49	6
Salaries and social security liabilities		14,584	11,914
Total current liabilities		338,831	383,285
TOTAL LIABILITIES		1,690,102	1,518,742
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,362,069	3,125,471

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024		06.30.2023
Revenues	23	468,526	458,059		462,486
Costs	24,25	(183,736)	(152,304)		(159,559)
Gross profit		284,790	305,755		302,927
Net loss from fair value adjustment of investment properties	9	(2,500)	(488,794)		(254,567)
General and administrative expenses	24	(68,639)	(71,149)		(100,070)
Selling expenses	24	(23,982)	(24,200)		(23,365)
Other operating results, net	26	(17,054)	(6,648)		(37,271)
Profit / (loss) from operations		172,615	(285,036)		(112,346)
Share of profit of associates and joint ventures	8	27,924	47,454		13,580
Profit / (loss) before financial results and income tax		200,539	(237,582)		(98,766)
Finance income	27	6,439	47,250		4,272
Finance costs	27	(45,351)	(68,380)		(71,876)
Other financial results	27	68,329	147,418		73,888
Inflation adjustment	27	11,342	(434)		74,193
Financial results, net		40,759	125,854		80,477
Profit / (loss) before income tax		241,298	(111,728)		(18,289)
Income tax expense	21	(45,180)	64,601		334,192
Profit / (loss) for the year		196,118	(47,127)		315,903
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(802)	(5,319)		(5,282)
Revaluation deficit		-	-		(1,377)
Total other comprehensive loss for the year		(802)	(5,319)		(6,659)
Total comprehensive income / (loss) for the year		195,316	(52,446)		309,244
Profit / (loss) for the year attributable to:
Equity holders of the parent		195,182	(40,607)		312,051
Non-controlling interest		936	(6,520)		3,852

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent		194,577	(45,649)		305,275
Non-controlling interest		739	(6,797)		3,969

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		261.29	(54.73)		417.18
Diluted		238.90	(54.73	)(iii)	380.55

The accompanying notes are an integral part of these Consolidated Financial Statements.

(i)	The components of other comprehensive loss do not generate an impact on income tax.
(ii)	See note 28 to these Consolidated Financial Statements.
(iii)	Given that the result for the year showed losses, there is no diluted effect of such result.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares (v)	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (vi)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	457,810	30,813	666,967	(14,368)	66,837	258,583	10,549	19,240	1,503,846	102,883	1,606,729
Net profit for the year	-	-	-	-	-	-	-	-	-	195,182	195,182	936	196,118
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(605)	-	(605)	(197)	(802)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(605)	195,182	194,577	739	195,316
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(24,231)	24,231	-	-	-
Repurchase of treasury shares (iii)	(115)	115	-	-	-	-	-	-	(19,503)	-	(19,503)	-	(19,503)
Warrants exercise (ii)	210	-	21	(5,988)	13,130	-	-	-	-	-	7,373	-	7,373
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	235	235
Dividend distribution (iv)	-	-	-	-	-	-	-	-	(108,970)	-	(108,970)	(9,354)	(118,324)
Distribution of treasury shares (iv)	257	(257)	-	-	-	(49,718)	-	-	49,718	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	64	-	-	(64)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	481	-	481	(340)	141
Balance as of June 30, 2025	7,533	92	457,831	24,825	680,097	(64,022)	66,837	258,583	(92,625)	238,653	1,577,804	94,163	1,671,967

(i)	Includes ARS 92 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	As of June 30, 2025, the remaining warrants to exercise amount to 60,964,074. See Notes 17 and 33 to these Consolidated Financial Statements.
(iii)

Related to the Shares Buyback Program approved by the Board of Directors on July 11, 2024. As of June 30, 2025 the Company has repurchased 11,541,885 shares. See Note 17 and 33 to these Consolidated Financial Statements.

(iv)	See Note 17 to these Consolidated Financial Statements.
(v)	On June 27, 2025, the Company transferred 9,041,479 treasury shares to a trust with the purpose of allocating them to a new long-term incentive plan for certain employees.
(vi)	Group’s other reserves for the year ended June 30, 2025 were as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(37,483)	101,716	(4,064)	80,970	(130,590)	10,549
Other comprehensive loss for the year	-	-	(605)	-	-	(605)
Total comprehensive loss for the year	-	-	(605)	-	-	(605)
Assignment of results according to Shareholders´ Meeting	-	-	-	(24,231)	-	(24,231)
Repurchase of treasury shares	(19,503)	-	-	-	-	(19,503)
Dividend distribution	-	(54,485)	-	(54,485)	-	(108,970)
Distribution of treasury shares	49,718	-	-	-	-	49,718
Reserve for share-based payments	87	-	-	-	(151)	(64)
Reallocation of reserves	-	(47,231)	-	47,231	-	-
Changes in non-controlling interest	-	-	-	-	481	481
Balance as of June 30, 2025	(7,181)	-	(4,669)	49,485	(130,260)	(92,625)

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	457,778	32,458	663,130	2,600	51,983	258,583	60,942	355,528	1,890,366	115,670	2,006,036
Net loss for the year	-	-	-	-	-	-	-	-	-	-	(40,607)	(40,607)	(6,520)	(47,127)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(5,042)	-	(5,042)	(277)	(5,319)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(5,042)	(40,607)	(45,649)	(6,797)	(52,446)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	14,854	-	55,175	(70,029)	-	-	-
Repurchase of treasury shares	(297)	-	297	-	-	-	-	-	-	(37,240)	-	(37,240)	-	(37,240)
Warrants exercise	51	-	-	32	(1,645)	3,837	-	-	-	-	-	2,275	-	2,275
Issuance of shares	6,678	(6,553)	(125)	-	-	-	(16,834)	-	-	16,834	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	134	134
Dividend distribution	-	-	-	-	-	-	-	-	-	(80,191)	(227,042)	(307,233)	(6,187)	(313,420)
Reserve for share-based payments	1	-	(1)	-	-	-	(134)	-	-	134	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(63)	-	(63)	63	-
Incorporation of treasury shares	(51)	-	51	-	-	-	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,390	1,390	-	1,390
Balance as of June 30, 2024	7,181	-	234	457,810	30,813	666,967	(14,368)	66,837	258,583	10,549	19,240	1,503,846	102,883	1,606,729

(i)	Includes ARS 47 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2024 were as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(17,214)	46,541	978	161,161	(130,524)	60,942
Other comprehensive loss for the year	-	-	(5,042)	-	-	(5,042)
Total comprehensive loss for the year	-	-	(5,042)	-	-	(5,042)
Assignment of results according to Shareholders´ Meeting	-	55,175	-	-	-	55,175
Repurchase of treasury shares	(37,240)	-	-	-	-	(37,240)
Issuance of shares	16,834	-	-	-	-	16,834
Dividend distribution	-	-	-	(80,191)	-	(80,191)
Reserve for share-based payments	137	-	-	-	(3)	134
Changes in non-controlling interest	-	-	-	-	(63)	(63)
Balance as of June 30, 2024	(37,483)	101,716	(4,064)	80,970	(130,590)	10,549

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2022	805	-	6	391,161	32,557	736,046	2,714	34,806	258,583	(69,810)	387,011	1,773,879	121,437	1,895,316
Net profit for the year	-	-	-	-	-	-	-	-	-	-	312,051	312,051	3,852	315,903
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	(6,776)	-	(6,776)	117	(6,659)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	(6,776)	312,051	305,275	3,969	309,244
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	17,177	-	286,628	(303,805)	-	-	-
Repurchase of treasury shares	(6)	-	6	-	-	-	-	-	-	(9,033)	-	(9,033)	-	(9,033)
Warrants exercise	-	-	-	-	(99)	254	-	-	-	-	-	155	-	155
Issuance of shares	-	6,553	-	66,617	-	(73,170)	-	-	-	-	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	10	10
Dividend distribution	-	-	-	-	-	-	-	-	-	(140,416)	(39,729)	(180,145)	(9,989)	(190,134)
Reserve for share-based payments	-	-	-	-	-	-	(114)	-	-	114	-	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	-	751	-	751	26	777
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(516)	-	(516)	217	(299)
Balance as of June 30, 2023	799	6,553	12	457,778	32,458	663,130	2,600	51,983	258,583	60,942	355,528	1,890,366	115,670	2,006,036

(i)	Includes ARS 36 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2023 were as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2022	(8,305)	46,541	5,626	14,949	(128,621)	(69,810)
Other comprehensive loss for the year	-	-	(5,399)	-	(1,377)	(6,776)
Total comprehensive loss for the year	-	-	(5,399)	-	(1,377)	(6,776)
Assignment of results according to Shareholders´ Meeting	-	-	-	286,628	-	286,628
Repurchase of treasury shares	(9,033)	-	-	-	-	(9,033)
Dividend distribution	-	-	-	(140,416)	-	(140,416)
Reserve for share-based payments	124	-	-	-	(10)	114
Other changes in equity	-	-	751	-	-	751
Changes in non-controlling interest	-	-	-	-	(516)	(516)
Balance as of June 30, 2023	(17,214)	46,541	978	161,161	(130,524)	60,942

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2025, 2024 and 2023

 (All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024	06.30.2023
Operating activities:
Net cash generated from operating activities before income tax paid	16	266,123	155,107	204,025
Income tax paid		(5,404)	(10,798)	(14,990)
Net cash generated from operating activities		260,719	144,309	189,035
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(35)	-	(123)
Acquisition and improvements of investment properties		(39,301)	(17,955)	(30,582)
Contributions and issuance of capital in associates and joint ventures pending of subscription		-	-	(234)
Proceeds from sales of investment properties		7,759	64,743	117,292
Acquisitions and improvements of property, plant and equipment		(7,944)	(4,640)	(4,107)
Proceeds from sales of property, plant and equipment		11	14	12,571
Acquisitions of intangible assets		(1,823)	(1,018)	(740)
Dividends collected from associates and joint ventures		3,620	15,748	1,652
Proceeds from sales of interest held in associates and joint ventures		6,503	33,155	-
Proceeds from loans granted		-	-	10
(Payment) / proceeds from derivative financial instruments		(218)	1,996	119
Acquisitions of investments in financial assets		(346,373)	(530,923)	(187,708)
Proceeds from disposal of investments in financial assets		268,546	537,926	226,997
Interest received from financial assets		25,815	14,702	1,819
Proceeds from loans granted to related parties		1,169	2,628	-
Increase of loans granted to related parties		-	(311)	-
Net cash (used in) / generated from investing activities		(82,271)	116,065	136,966
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		373,323	157,478	199,217
Payment of borrowings and non-convertible notes		(122,268)	(142,298)	(348,175)
(Payments) / obtaining of short term loans, net		(13,297)	53,852	(7,470)
Interests paid		(46,660)	(85,502)	(67,841)
Repurchase of non-convertible notes		(60,149)	(1,601)	(19,400)
Capital contributions from non-controlling interest in subsidiaries		235	134	10
Loans received from associates and joint ventures, net		65	-	-
Payment of borrowings to related parties		-	-	(155)
Dividends paid		(80,646)	(212,502)	(167,227)
Warrants exercise		7,373	2,275	155
Payment of lease liabilities		(2,958)	(802)	(295)
Repurchase of treasury shares		(19,503)	(37,240)	(9,033)
Net cash generated from / (used in) financing activities		35,515	(266,206)	(420,214)
Net increase / (decrease) in cash and cash equivalents		213,963	(5,832)	(94,213)
Cash and cash equivalents at the beginning of the year	14	39,452	45,246	142,669
Inflation adjustment of cash and cash equivalents		(91,066)	(15,158)	(6,190)
Foreign exchange gain on cash and cash equivalents and unrealized fair value result for cash equivalents		14,471	15,196	2,980
Cash and cash equivalents at end of the year	14	176,820	39,452	45,246

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

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on October 23, 2025.

As of the end of these Consolidated Financial Statements, the Group owns 16 shopping malls, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.12% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 15 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Paseo Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three in Buenos Aires Province (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a portfolio of five office buildings and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

Economic context in which the Group operated

The Group carried out its activities mainly in Argentina, in an economic environment characterized by significant fluctuations in key macroeconomic variables. The most relevant aspects are summarized below:

•

Economic Activity: In the second half of 2024, the Argentine economy showed a recovery after the contraction of the first half, with a year-on-year growth of 6.6% in the Monthly Economic Activity Estimator (EMAE). In the first half of 2025, the performance was mixed, with some sectors continuing to expand while others slowed down or halted their growth pace.

•

Inflation: Between July 1, 2024, and June 30, 2025, accumulated inflation, measured by the Consumer Price Index (CPI), reached 39.4%. In the last months of the first half of 2025, the inflation rate showed a downward trend in a context of exchange rate regime flexibility. According to the Market Expectations Survey (REM), annual inflation projected for December 2025 is estimated at 27.3%.

•

Exchange Rate: Over the same period and following the signing of a new agreement with the International Monetary Fund (IMF) in April 2025, the previous scheme of gradual monthly exchange rate adjustments (crawling peg) of 1% was replaced by a managed float within bands. The Argentine peso depreciated against the US dollar, moving from an exchange rate of ARS 912 per dollar at the beginning of the fiscal year to ARS 1,205 per dollar at year-end.

•

Fiscal Surplus: In the first half of 2025, the national public sector recorded a fiscal surplus equivalent to 0.4% of GDP, associated with the adjustment measures implemented during 2024 to balance public accounts, reduce monetary financing needs, and contain inflation.

IRSA Inversiones y Representaciones Sociedad Anónima

Between the second half of 2024 and the first half of 2025, the Government maintained fiscal surplus as the cornerstone of its economic policy, complemented by deregulation measures, structural reforms, and changes in the tax and trade system. The main measures included:

•

In the second half of 2024, Congress enacted the “Law of Bases and Starting Points for the Freedom of Argentinians,” which granted legislative powers to the Executive Branch in key areas until the end of 2025 and introduced an incentive regime for large investments (RIGI).

•

In tax and agribusiness matters, export duties were eliminated for dairy, pork, and certain beef cuts, while rates were reduced for cattle, poultry, wheat, and barley. In parallel, inflation showed a downward trend, and a fiscal surplus was achieved during the year.

•

In the first half of 2025, an agreement was signed with the International Monetary Fund for USD 20 billion, which allowed the flexibilization of the exchange rate regime and the adoption of a band system between ARS 1,000 and ARS 1,400 per dollar for the official exchange rate.

•

In the agricultural sector, a temporary reduction of export duties on grains was implemented to encourage exports, and live cattle exports were reauthorized. Additionally, beef export duties were reduced from 9% to 6.75%. In July 2025, this reduction became permanent and was extended to meat, grains, and oilseeds, with the commitment to maintain it during the current administration.

The Company’s Board of Directors continuously monitors the evolution of variables affecting its business in order to define its course of action and identify potential impacts on its financial position and results. The Group’s Consolidated Financial Statements should be read in light of these circumstances.

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

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The Consolidated Financial Statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2025.

Additionally, some additional matters required by the General Companies Law and/or CNV regulations were included, among them, the supplementary information provided in the last paragraph of article 1, chapter III, title IV, of CNV General Resolution No. 622/13. This information is included in notes to these Consolidated Financial Statements, as permitted by IFRS Accounting Standards.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the CNV ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2025 according to IAS 29.

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

-	The currency translation was restated in real terms.
-	Other comprehensive income / (loss) was restated as from each accounting allocation.
-	The other reserves were restated from the initial application.

IRSA Inversiones y Representaciones Sociedad Anónima

The inflation index to be used in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Since January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of these indexes in the last two fiscal years and as of June 30, 2025 according to official statistics (INDEC) following the guidelines described in Resolution 539/18.

Annual price variation	June 30, 2023	June 30, 2024	June 30, 2025	Cumulative as of June 30, 2025 (3 years)
	116%	272%	39%	1,017%

As a consequence of the aforementioned, these Consolidated Financial Statements as of June 30, 2025 were restated in accordance with IAS 29.

(b) Current and non-current classification

The statement of financial position presents a distinction between current and non-current assets and liabilities, based on the entity’s operating cycle and the rights existing as of the reporting date. Assets and liabilities are classified as current when they are expected to be realized, settled, or when the entity has the right to do so within twelve months after the reporting period end.

For liabilities, classification is determined by whether, at the reporting date, the entity has an unconditional right to defer settlement for at least twelve months. Classification is not affected by management’s expectations or events occurring after the reporting date.

All other assets and liabilities are classified as non-current. Current and deferred income tax assets and liabilities are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

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

(f) Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received on financing related to operating activities is presented within operating activities whereas the rest is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

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

IRSA Inversiones y Representaciones Sociedad Anónima

2.2. New accounting standards and amendments

The standards and amendments that may potentially have an impact on the Group at the time of application are outlined below.

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

06-30-2025
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

06-30-2025
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

06-30-2025

The adoption of these amendments has not had a material impact on the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Standards and amendments not yet adopted by the Group:

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to IAS 21 - Lack of Exchangeability

In August 2023, the IASB amended IAS 21 to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not. Prior to these amendments, IAS 21 set out the exchange rate to use when exchangeability is temporarily lacking, but not what to do when lack of exchangeability is not temporary.

Annual periods beginning on or after 1st January 2025. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

(a) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

(b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

(c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

(d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments in (b) are most relevant to financial institutions, but the amendments in (a), (c) and (d) are relevant to all entities.

Annual periods beginning on or after 1st January 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
IFRS 18 Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.

The key new concepts introduced in IFRS 18 relate to:

• the structure of the statement of profit or loss with defined subtotals;

• requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss

• required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

• enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general

Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
IFRS 19 Subsidiaries without Public Accountability: Disclosures

This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements; and it applies instead the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

A subsidiary is eligible if:

• it does not have public accountability; and

• it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Management is evaluating the impact that these new standards and amendments will have on the Group.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2025	06.30.2024	06.30.2023

IRSA's direct interest:
ECLASA	Argentina	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.U.	Argentina	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1) (2)	Argentina	Investment	-	-	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata (4)	Argentina	Real estate	-	100.00%	100.00%
We are appa S.A.	Argentina	Design and software development	93.63%	98.67%	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00%	100.00%	-
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	100.00%	-
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.65%	99.63%	99.59%
Shefa Holding LLC	USA	Investment	100.00%	100.00%	-
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Liveck Ltd. (3)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers its majority of votes in the decision-making process.

(2)	Liquidated in September 2023.
(3)	Includes Tyrus’ and IRSA’s equity interests.
(4)	Merged into IRSA as of July 1, 2024.

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

Profits and losses resulting from transactions between the Group and the associate or joint venture are recognized in the Group's Consolidated Financial Statements only to the extent of the interests in the associates or joint ventures of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates or joint ventures are modified to ensure uniformity within Group policies.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that is legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. Capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment but only where activities necessary to prepare the asset for redevelopment are in progress.

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

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes or the Group’s intention for its commercialization is modified, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties or to investment property, depending on the purpose the Group decides to assign to it; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Investment properties are derecognized when they are disposed of, bartered or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal or barter of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the context of conditional agreements, disposals are recognized only after the conditions to which the agreements are subject have been satisfied. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Consolidated Statement of Income and Other Comprehensive Income at the time they are incurred.

2.7. Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings, as well as improvements to real estate, among others.

The Group also has some hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their directly operated nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are recognized as incurred in the Consolidated Statement of Income and Other Comprehensive Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

The remaining useful life as of June 30, 2025 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 21 years
Others	Between 3 and 10 years

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

IRSA Inversiones y Representaciones Sociedad Anónima

2.8. Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of a lease in accordance with the standard.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment Properties” in the Consolidated Statement of Financial Position. See Note 2.21 for the recognition of rental income.

A Group company is the lessee:

The Group acquires certain specific assets (especially machinery, computer equipment and real estate operating concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments (the rate used by the Group is between 8.00% and 12.82%). Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

(c) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land or other assets with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Upon receipt, such units will be classified according to the intended use of the asset. When the Group’s intention is to sell the rights without waiting for the delivery of the units, these rights are recognized as trading properties.

Such rights are initially recognized at cost (which is the fair value of the land assigned as of the transaction date) and are not adjusted later, unless there is any sign of impairment.

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

2.10. Trading properties

Trading properties comprise those properties either intended for sale or in the process of construction for subsequent sale. Trading properties are measured at cost, limited to their recoverable amount. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Debt investments

A debt investment is classified at amortized cost only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash derives solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

The present value is calculated as the difference between the carrying amount of the asset and the present value of the expected future cash flows to be collected, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Consolidated Statement of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income.

2.15. Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Deferred income tax is recognized, using the deferred tax method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence, deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Statements of Financial Position, dividends have been accrued as receivable, a binding agreement to distribute past earnings in future has been entered into by the subsidiary, or there are sale plans in the foreseeable future.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.22. Cost of sales

The cost of sales includes the cost of selling the operation and management of shopping malls maintained by the Group as part of its real estate investments.

2.23. Cost of borrowings and capitalization

The costs for general and specific loans that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. The general loan costs are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The interest earned on the temporary investments of a specific loan for the acquisition of qualifying assets is deducted from the eligible costs to be capitalized. The rest of the costs from loans are recognized as expenses in the period in which they are incurred.

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

2.25. Comparability of information

The balances as of June 30, 2024 and 2023 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1.

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
Income tax

The Group estimates the income tax payable for transactions involving uncertain tax positions, where the tax authority’s interpretation cannot be clearly determined.

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
Level 2 and 3 financial instruments

Main assumptions used by the Group are:

•Discounted projected income by interest rate

•Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.

•Comparable market multiple (EV/GMV ratio).

•Underlying asset price (Market price); share price volatility (historical) and market interest-rate.

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

4. Acquisitions and disposals

Significant acquisitions and disposals for the fiscal year ended June 30, 2025 are detailed below.

A) Purchase of property adjacent to Alto Avellaneda shopping mall

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was USD 12.2 million (ARS 14,636 million), of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sale agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the selling party for 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

This transaction has been recognized as an addition in the line item “Investment Properties” of these Consolidated Financial Statements.

B) “261 Della Paolera” floor sale

On October 15, 2024, the deed was signed for the sale of a floor in the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking units in the same building.

The transaction price was approximately USD 7.1 million (MEP) (See Note 9) (USD/sqm 6,000), equivalent to ARS 8,558 million, of which USD 6.0 million has already been collected, and the remaining USD 1.1 million, guaranteed with a mortgage, will be collected in 24 monthly installments at an annual interest rate of 8%.

After this transaction, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,740 sqm in addition to parking lots and other complementary spaces.

This transaction has been recognized as a disposal in the line item “Investment Properties” of these Consolidated Financial Statements and generated a gain of ARS 5,340 million, which has been recognized in the line item “Net gain from fair value changes of investment properties” of these Consolidated Financial Statements.

C) Purchase of Shopping Mall “Terrazas de Mayo”

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 85 stores, 20 stands and a built-up area of 33,703 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the transaction was USD 27.75 million (ARS 34,335 million), of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed, and the remaining 20% will be paid 36 months after signing the deed. Implicit interest has been segregated for a total of USD 1.5 million.

This transaction has been recognized as an addition in the line items “Investment Properties” (ARS 33,530 million), “Intangible Assets” (ARS 796 million), and “Property, Plant and Equipment” (ARS 9 million) of these Consolidated Financial Statements.

D) Sale of lots and barter agreements – "Ramblas del Plata"

On January 27, 2025, IRSA signed two sale agreements for two lots. The total price of both transactions was approximately USD 23.4 million (ARS 28,138 million), of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possessions.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million (ARS 45,197 million), which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

During May 2025, IRSA signed three barter agreements for three lots. The transaction price was approximately USD 12.2 million (ARS 14,554 million), with a 5% down payment to IRSA upon signing. The balance will be paid upon signing the deeds and delivery of possession.

These barter transactions have been recognized as a transfer between the line items “Investment Properties” and “Trading Properties” of these Consolidated Financial Statements.

5. Financial risk management and fair value estimates

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

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

As of June 30, 2025 and 2024, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 352,280 and ARS 277,423, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2025 and 2024 for an amount of ARS 35,228 (loss) and ARS 27,742 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2025, the Group has future contracts pending for an amount of ARS 20 (liability).

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

As of June 30, 2025 and 2024, 99.9% and 87.6% of the Group’s long-term financial loans have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2025 and 2024.

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2025 and 2024 in the amount of ARS 4 and ARS 633, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

As of June 30, 2025 and 2024 the total value of Group’s investments in shares of public companies amounts to ARS 35,305 and ARS 24,484, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2025, of ARS 3,531 (ARS 2,448 in 2024). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income and Other Comprehensive Income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 86.54% and 94.66% of the Group’s total trade receivables of the operations center as of June 30, 2025 and 2024, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 13.46% and 5.34% of the Group’s total trade receivables as of June 30, 2025 and 2024, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	56,848	34	4,069	3	1	60,955
Borrowings	137,336	49,869	58,279	-	401,644	647,128
Lease liabilities	5,493	2,339	428	389	623	9,272
Derivative Financial Instruments	49	-	-	-	-	49
Total	199,726	52,242	62,776	392	402,268	717,404

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	50,500	650	15	-	-	51,165
Borrowings	252,915	159,391	35,675	63,348	-	511,329
Lease liabilities	1,720	1,812	1,904	1,998	19,049	26,483
Derivative Financial Instruments	6	-	-	-	-	6
Total	305,141	161,853	37,594	65,346	19,049	588,983

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

	06.30.2025	06.30.2024
Gearing ratio (i)	29.09%	25.37%
Debt ratio (ii)	25.29%	20.23%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

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
o

The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We are appa and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria applied in preparing this information are consistent with IFRS Accounting Standards employed for the preparation of our Consolidated Financial Statements, except for the following:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statement of Income and Other Comprehensive Income for the years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	374,662	(2,172)	96,036	-	468,526
Costs	(87,365)	204	(96,575)	-	(183,736)
Gross profit / (loss)	287,297	(1,968)	(539)	-	284,790
Net gain from fair value adjustment of investment properties	27	(2,527)	-	-	(2,500)
General and administrative expenses	(69,135)	299	-	197	(68,639)
Selling expenses	(24,108)	126	-	-	(23,982)
Other operating results, net	(17,199)	(2)	344	(197)	(17,054)
Profit / (loss) from operations	176,882	(4,072)	(195)	-	172,615
Share of profit of associates and joint ventures	25,332	2,592	-	-	27,924
Segment profit / (loss)	202,214	(1,480)	(195)	-	200,539
Reportable assets	2,741,621	(617)	-	621,065	3,362,069
Reportable liabilities (i)	-	-	-	(1,690,102)	(1,690,102)
Net reportable assets	2,741,621	(617)	-	(1,069,037)	1,671,967

	06.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	377,202	(2,027)	82,884	-	458,059
Costs	(67,990)	225	(84,539)	-	(152,304)
Gross profit / (loss)	309,212	(1,802)	(1,655)	-	305,755
Net loss from fair value adjustment of investment properties	(489,302)	508	-	-	(488,794)
General and administrative expenses	(71,355)	242	-	(36)	(71,149)
Selling expenses	(24,387)	187	-	-	(24,200)
Other operating results, net	(7,240)	(28)	584	36	(6,648)
(Loss) / profit from operations	(283,072)	(893)	(1,071)	-	(285,036)
Share of profit of associates and joint ventures	47,068	386	-	-	47,454
Segment (loss) / profit	(236,004)	(507)	(1,071)	-	(237,582)
Reportable assets	2,711,915	601	-	412,955	3,125,471
Reportable liabilities (i)	-	-	-	(1,518,742)	(1,518,742)
Net reportable assets	2,711,915	601	-	(1,105,787)	1,606,729

	06.30.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	374,521	(2,352)	90,317	-	462,486
Costs	(68,638)	1,026	(91,947)	-	(159,559)
Gross profit / (loss)	305,883	(1,326)	(1,630)	-	302,927
Net loss from fair value adjustment of investment properties	(265,106)	10,539	-	-	(254,567)
General and administrative expenses	(100,686)	347	-	269	(100,070)
Selling expenses	(23,507)	142	-	-	(23,365)
Other operating results, net	(37,730)	(129)	857	(269)	(37,271)
Loss from operations	(121,146)	9,573	(773)	-	(112,346)
Share of profit / (loss) of associates and joint ventures	20,145	(6,565)	-	-	13,580
Segment loss	(101,001)	3,008	(773)	-	(98,766)
Reportable assets	3,289,229	(18,585)	-	415,415	3,686,059
Reportable liabilities (i)	-	-	-	(1,680,019)	(1,680,019)
Net reportable assets	3,289,229	(18,585)	-	(1,264,604)	2,006,040

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 80, ARS 22 and ARS 7, as of June 30, 2025, 2024 and 2023, respectively.

(i)	The CODM centers the review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of Group business for the fiscal years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	270,531	20,065	12,761	64,596	6,709	374,662
Costs	(20,705)	(1,742)	(17,929)	(42,908)	(4,081)	(87,365)
Gross profit / (loss)	249,826	18,323	(5,168)	21,688	2,628	287,297
Net gain / (loss) from fair value adjustment of investment properties	443,974	(148,941)	(294,436)	-	(570)	27
General and administrative expenses	(28,999)	(2,397)	(11,605)	(11,972)	(14,162)	(69,135)
Selling expenses	(13,536)	(891)	(3,116)	(5,052)	(1,513)	(24,108)
Other operating results, net	(500)	182	(19,070)	(474)	2,663	(17,199)
Profit / (loss) from operations	650,765	(133,724)	(333,395)	4,190	(10,954)	176,882
Share of profit of associates and joint ventures	-	-	-	-	25,332	25,332
Segment profit / (loss)	650,765	(133,724)	(333,395)	4,190	14,378	202,214

Investment properties and trading properties	1,458,243	252,868	800,571	-	2,106	2,513,788
Investment in associates and joint ventures	-	-	-	-	169,700	169,700
Other operating assets	5,169	511	114	45,233	7,106	58,133
Reportable assets	1,463,412	253,379	800,685	45,233	178,912	2,741,621

(i)	Includes the result for the investment in GCDI and BHSA for ARS 519 and ARS 13,639 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding to the segments, ARS 374,042 originated in Argentina, and ARS 620 in other countries, principally in Uruguay for ARS 547 and USA for ARS 73. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 2,728,390 are located in Argentina and ARS 13,231 in other countries, principally in the USA for ARS 1,620 and Uruguay for ARS 11,472.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	250,468	22,646	12,891	85,840	5,357	377,202
Costs	(14,937)	(1,648)	(7,451)	(40,173)	(3,781)	(67,990)
Gross profit	235,531	20,998	5,440	45,667	1,576	309,212
Net loss from fair value adjustment of investment properties	(20,824)	(97,015)	(371,060)	-	(403)	(489,302)
General and administrative expenses	(30,126)	(2,493)	(12,283)	(13,025)	(13,428)	(71,355)
Selling expenses	(12,558)	(251)	(4,512)	(5,863)	(1,203)	(24,387)
Other operating results, net	(3,960)	(88)	(2,765)	(1,577)	1,150	(7,240)
Profit / (loss) from operations	168,063	(78,849)	(385,180)	25,202	(12,308)	(283,072)
Share of profit of associates and joint ventures	-	-	-	-	47,068	47,068
Segment profit / (loss)	168,063	(78,849)	(385,180)	25,202	34,760	(236,004)

Investment properties and trading properties	962,417	423,239	1,019,001	-	3,152	2,407,809
Investment in associates and joint ventures	-	-	-	-	173,401	173,401
Other operating assets	3,416	452	75,534	44,158	7,145	130,705
Reportable assets	965,833	423,691	1,094,535	44,158	183,698	2,711,915

(ii)	Includes the result for the investment in GCDI and BHSA for ARS (7,918) and ARS 40,782 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 367,827 originated in Argentina and ARS 9,375 in other countries, principally in Uruguay for ARS 9,273 and USA for ARS 102. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 2,697,289 are located in Argentina and ARS 14,626 in other countries, principally in the USA for ARS 2,446 and Uruguay for ARS 12,086.

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	245,723	23,745	22,698	77,512	4,843	374,521
Costs	(16,643)	(1,963)	(6,905)	(39,263)	(3,864)	(68,638)
Gross profit	229,080	21,782	15,793	38,249	979	305,883
Net loss from fair value adjustment of investment properties	(57,854)	(23,548)	(183,119)	-	(585)	(265,106)
General and administrative expenses	(34,612)	(3,859)	(13,260)	(16,964)	(31,991)	(100,686)
Selling expenses	(11,230)	(534)	(5,817)	(5,325)	(601)	(23,507)
Other operating results, net	(3,030)	(357)	(4,579)	(741)	(29,023)	(37,730)
Profit / (loss) from operations	122,354	(6,516)	(190,982)	15,219	(61,221)	(121,146)
Share of profit of associates and joint ventures	-	-	-	-	20,145	20,145
Segment profit / (loss)	122,354	(6,516)	(190,982)	15,219	(41,076)	(101,001)

Investment properties and trading properties	967,683	624,081	1,449,437	-	4,165	3,045,366
Investment in associates and joint ventures	-	-	-	-	148,652	148,652
Other operating assets	3,429	554	38,119	45,495	7,614	95,211
Reportable assets	971,112	624,635	1,487,556	45,495	160,431	3,289,229

(iii)	Includes the result for the investment in GCDI and BHSA for ARS 841 and ARS 15,969 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 361,377 are originated in Argentina and ARS 13,144 in other countries, principally in Uruguay for ARS 13,031 and USA for ARS 113. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 3,269,593 are located in Argentina and ARS 19,636 in other countries, principally in the USA for ARS 2,735 and Uruguay for ARS 16,801.

7. Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550, 5% of the profit in each fiscal year must be separated to constitute a legal reserve until they reach legal capped amounts (20% of the nominal value of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. Some of the Group's subsidiaries did not reach the legal limit of this reserve. Dividends are paid across the Group’s subsidiaries based on their individual accounting statements.

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

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that, although there are federal grounds to enable the Supreme Court's intervention in this proceeding, the likelihood of success remains uncertain.

IRSA Inversiones y Representaciones Sociedad Anónima

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date of these Consolidated Financial Statements, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred. The procedural deadlines of this file have been suspended since December 13, 2024, pending the referral of the file “ARCOS DEL GOURMET SA AND ANOTHER V. EN–AABE KNOWLEDGE PROCESS (CAF 030002/2015).”

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). As a consequence of the precautionary measure obtained on June 28, 2019, the eviction process remained suspended. On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that, although there are federal grounds to enable the Supreme Court's intervention in this proceeding, the likelihood of success remains uncertain.

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. On February 11, 2025, the co-defendants ARCOS and GCBA entered into an agreement aimed at complying with the aforementioned judgment, under which ARCOS committed to: (i) making a payment upon the signing of the agreement to cover the expenses of creating the Santa Rita Plaza (approximately 1,757 m² in area) in the amount of ARS 1,027,360,977.52 (amount expressed in full with decimals), which was executed in due time and form; and (ii) covering the remaining 21,562.41 square meters of green space, in the measure established in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval.

IRSA Inversiones y Representaciones Sociedad Anónima

Panamerican Mall S.A.

Below is the summarized financial information of the subsidiary with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interests	% of ownership interest held by controlling interests	Book value of controlling interests
06.30.2025	41,851	379,875	9,198	82,924	329,604	20.00%	65,920	80.00%	263,684
06.30.2024	35,705	463,953	13,338	108,776	377,544	20.00%	75,508	80.00%	302,036

	Revenues	Comprehensive loss for the year	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
06.30.2025	51,977	(28,643)	29,762	(20,667)	(8,744)	351	(3,860)
06.30.2024	47,846	(64,091)	26,102	(31,540)	4,809	(629)	(384)

The non-controlling interests of the remaining subsidiaries, which represent the interest of third parties in the net assets of such entities, summarize ARS 30,351 and ARS 27,375 as of June 30, 2025 and 2024, respectively. None of these subsidiaries has a non-controlling interest that individually is considered significant for the Group.

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Beginning of the year	180,350	192,028
Sale of interest in associates and joint ventures (i)	(3,737)	(36,522)
Capital contributions (Note 30)	35	-
Share of profit	27,924	47,454
Currency translation adjustment	95	(115)
Dividends (Note 30)	(26,744)	(22,495)
Transfers from/to financial assets (iii)	349	-
Decrease of interest (iv)	(148)	-
End of the year (ii)	178,124	180,350

(i)	As of June 30, 2024, corresponds mainly to the sale of interest in Quality Invest S.A.
(ii)	Includes ARS (80) and ARS (22) reflecting interests in companies with negative equity as of June 30, 2025 and 2024, respectively, which are disclosed in “Provisions” (see Note 19).
(iii)	Corresponds to the shares of GCDI S.A. and Challenger Gold Limited.
(iv)	Relates to the reduction of interest due to the liquidation of Cyrsa S.A.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2025 and 2024, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2025, 2024 and 2023:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive (loss) / income
	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2023
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,472	1,506	(34)	(43)	(342)
BHSA (1)	29.12%	29.89%	133,840	144,704	13,639	40,782	15,969
BACS	37.72%	37.72%	11,044	10,594	450	3,307	(608)
Nuevo Puerto Santa Fe	50.00%	50.00%	8,503	6,205	2,686	407	590
Quality (2)	-	-	-	-	-	-	(7,169)
La Rural SA	50.00%	50.00%	21,019	14,804	11,175	10,543	3,652
GCDI	-	27.39%	-	1,793	519	(7,918)	841
Other joint ventures	N/A	N/A	2,246	744	(416)	261	386
Total associates and joint ventures			178,124	180,350	28,019	47,339	13,319

IRSA Inversiones y Representaciones Sociedad Anónima

					Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the year		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(3	)(*)	(50)
BHSA (1)	Argentina	Financial	436,780,922	(**)	1,500	(**)	46,554	(**)	447,483
BACS	Argentina	Financial	33,125,751	(**)	88	(**)	1,193	(**)	29,276
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		5,373		16,429
La Rural SA	Argentina	Organization of events	714,998	(**)	1	(**)	22,676	(**)	41,882

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is 343.50 pesos per share.

(2)	The interest held in Quality was sold on August 31, 2023.
(*)	Amounts in millions of US Dollars.
(**)	Amounts as of June 30, 2025, prepared in accordance with IFRS regulations.

La Rural S.A.

 On December 2012, the National Executive Power annulled a 1991 decree that had approved the sale of the Palermo Fairgrounds to Sociedad Rural Argentina (SRA) and revoked the purchase agreement. SRA filed a precautionary measure to suspend the execution of this annulment, which was granted and remains in force after various judicial proceedings.

IRSA has not been notified and is not a party to these judicial actions initiated by SRA. In the event that the annulment of the sale is declared unconstitutional, it would not legally impact IRSA’s acquisition in the company related to the property. However, if the nullity of the sale is declared, it could affect the assets related to the property.

The judicial process continues in the evidentiary stage, and there are currently no elements indicating that La Rural S.A. could see the usufruct it holds over the property affected. The Company will continue monitoring the progress of the process due to the legal uncertainty.

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
	06.30.2025
Associates
BHSA	1,766,165	1,698,791	2,989,440	10,594	464,922	29.12%	135,385	(1,545)	133,840
Joint ventures
Nuevo Puerto Santa Fe	4,562	20,101	1,350	6,883	16,430	50.00%	8,215	288	8,503
.
	06.30.2024
Associates
BHSA	2,277,728	860,495	2,588,620	59,334	490,269	29.89%	146,541	(1,837)	144,704
GCDI	39,052	124,995	92,175	65,197	6,675	27.39%	1,828	(35)	1,793
Joint ventures
Nuevo Puerto Santa Fe	2,994	14,966	1,009	5,121	11,830	50.00%	5,915	290	6,205

IRSA Inversiones y Representaciones Sociedad Anónima

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
	06.30.2025
Associates
BHSA	985,517	46,554	46,554	(71,360)	144,466	(2,662)	64,445	206,249
Joint ventures
Nuevo Puerto Santa Fe	6,295	5,373	5,373	(774)	3,027	(1,693)	(799)	535

	06.30.2024
Associates
BHSA	2,446,515	136,357	136,357	402,351	342,658	(3,352)	(65,939)	273,367
GCDI	51,855	(16,870)	(11,010)	-	(1,195)	1,351	(954)	(798)
Joint ventures
Nuevo Puerto Santa Fe	5,694	815	815	(1,232)	1,203	191	(1,634)	(240)

Puerto Retiro (joint venture):

The Company owns a plot of land of 8.3 hectares, whose U.P. zoning restricts its use to port activities. It faces: (i) a request for extension of bankruptcy initiated by the National Government, and (ii) a civil action filed by Tandanor and the Ministry of Defense regarding the bidding of the Dársena Norte property.

On September 7, 2018, the Federal Criminal Oral Court (“TOFC”) No. 5 upheld the statute of limitations defense raised by Puerto Retiro; however, in the criminal case, where Puerto Retiro is not a party, the confiscation of the “Planta I” property was ordered.

During fiscal year 2019, Puerto Retiro recorded a provision equivalent to 100% of the carrying value of its investment property, subject to reversal if a favorable judgment is obtained.

On November 26, 2024, the Supreme Court of Justice of the Nation annulled the cassation judgment regarding the statute of limitations of the civil action, ordered a new ruling to be issued, and confirmed the confiscation, ordering its restitution to Tandanor.

On June 24, 2025, Chamber IV of the Federal Court of Cassation annulled the parts of TOFC No. 5 related to the statute of limitations and the destination of the confiscation and remitted the proceedings to said court for a new resolution.

It is worth noting that the civil action is directed exclusively against Puerto Retiro and not against IRSA; the facts on which the civil action in criminal jurisdiction is based occurred prior to IRSA’s acquisition of the shares of Puerto Retiro.

As of the issuance date of these Consolidated Financial Statements, the resolution regarding the statute of limitations of the civil action and the destination of the property remains pending.

Given the procedural stage, the final outcome is uncertain.

IRSA Inversiones y Representaciones Sociedad Anónima

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2025 and 2024 were as follows:

	06.30.2025		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	1,449,519	924,467	2,036,238	916,340
Additions	26,944	47,567	6,217	12,400
Capitalized leasing costs	65	117	22	298
Amortization of capitalized leasing costs (i)	(131)	(250)	(188)	(246)
Transfers	(88,136)	(3,824)	(38,223)	(9)
Disposals	(9,089)	(18)	(70,054)	-
Currency translation adjustment	(64)	-	(15)	-
Net (loss) / gain from fair value adjustment	(459,908)	457,408	(484,478)	(4,316)
Fair value at the end of the year	919,200	1,425,467	1,449,519	924,467

(i)	As of June 30, 2025 and 2024, amortization charges of capitalized leasing costs were recognized in "Costs" in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Shopping Malls (i)	1,439,736	956,400
Offices and other rental properties	290,706	468,139
Undeveloped parcels of land	611,617	946,585
Properties under development	650	650
Others	1,958	2,212
Total	2,344,667	2,373,986

(i)	Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The net book value of those properties as of June 30, 2025 and 2024 is as follows:

	06.30.2025	06.30.2024
Córdoba Shopping (i)	19,494	27,179
Total	19,494	27,179

(i)

A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 2,936 million and ARS 2,866 million, as of June 30, 2025 and 2024, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2025	06.30.2024	06.30.2023
Revenues (Note 23)	393,084	362,621	365,268
Direct operating costs	(124,058)	(105,046)	(114,868)
Development costs	(14,865)	(1,847)	(1,357)
Net realized gain for the year (i)	3,152	43,604	62,707
Net unrealized loss for the year (ii)	(5,652)	(532,398)	(317,274)

(i)	Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.
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

IRSA Inversiones y Representaciones Sociedad Anónima

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

During the annual investment property valuation process carried out in previous years, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties. Additionally, the amendments introduced in the new Urban Planning Code of the Autonomous City of Buenos Aires (CABA), which came into effect on January 1, 2025, were taken into consideration.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

•

It was considered that the revenues from all the Shopping Malls would grow in line with the budget during the first fiscal year. Subsequently, they grow with the same elasticity in relation to the evolution of GDP and projected Inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them. Eliminating from the average those years that, due to various factors, are not representative, such as the pandemic year.

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

a) United State Governments Bonds risk-free rate;

b) Market risk premium in the United States.

c) Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;

d) Argentine country risk considering the average yield spread of a representative set of corporate bonds issued by Argentine companies with a credit quality similar to the Company, and 10-year U.S. Treasuries.;

e) Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its relevant indicators to determine the discount rate; and

f) local income tax rate.

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Here is the difference between the two:

•	Discounted cash flow rate: considers the company’s current capital structure.
•	Discount perpetuity rate: considers a market capital structure, based on comparable companies.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. Since that date, strict exchange controls have been in effect in Argentina, which limit, among other things: buying foreign currency in order to form external assets, prepaying debts, the purchase of foreign currency to pay for imports, making remittances of profits and dividends abroad and transferring funds abroad. However, as of April 2025, such foreign exchange controls were almost entirely eliminated for individuals and reduced for the payment of imports, dividends generated from fiscal years beginning after January 1, 2025, and interest payments on financial debt with related parties

As a consequence of these exchange regulations, it is observed that the purchase and sales transactions for office buildings, other rental properties, land reserves, and buildable potentials may be settled in Argentine Pesos or in dollars. In this way, the most probable scenario is that any sale of the aforementioned assets be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group, both in the current fiscal year and in prior years. Therefore, and given that the previously described situation remains in effect as of the date of issuance of these Consolidated Financial Statements, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

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

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.25 (i)		06.30.24 (i)		06.30.23 (i)
Description	Valuation technique	Parameters	Fiscal year 2025 / 2024 / 2023	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	11.08% / 15.40% / 15.25%	(28,789)	30,669	(21,136)	22,438	(19,460)	20,843
		Discount perpetually rate	10.63% / 14.11% / 14.20%	(112,417)	149,290	(42,692)	53,024	(45,832)	56,414
		Growth perpetually rate	2.4% / 2.4% / 2.4%	92,603	(72,527)	29,104	(24,523)	34,757	(29,328)
		Inflation	(*)	88,284	(82,775)	46,342	(44,520)	124,586	(113,796)
		Devaluation	(*)	(129,588)	158,385	(84,041)	92,445	(83,302)	91,632

(*)

Fiscal year 2025: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,308.33 (corresponding to the year ended June 30, 2026) and arriving at ARS 2,477.27 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 25.5% and stabilizes at 8.0% after 4 years.

Fiscal year 2024: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,170.0 (corresponding to the year ended June 30, 2025) and arriving at ARS 3,024.05 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 85.6% (corresponding to the year ended June 30, 2025) and stabilizes at 8.0% after 5 years.

Fiscal year 2023: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 479.40 (corresponding to the year ended June 30, 2024) and arriving at ARS 2,118.20 in 2029. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 144.3% (corresponding to the year ended June 30, 2023) and stabilizes at 8.0% after 5 years.

(i)	Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation and 10% for the devaluation.

IRSA Inversiones y Representaciones Sociedad Anónima

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2025 and 2024 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	Total
Net book amount at the June 30, 2023	47,610	2,571	2,384	52,565
Costs	117,733	48,122	10,926	176,781
Accumulated depreciation	(70,123)	(45,551)	(8,542)	(124,216)
Balances at June 30, 2023	47,610	2,571	2,384	52,565
Additions	3,131	961	548	4,640
Disposals	-	(10)	(7)	(17)
Currency translation adjustment	-	-	(7)	(7)
Transfers	-	14	-	14
Depreciation charges (ii)	(4,601)	(1,142)	(483)	(6,226)
Net book amount at the June 30, 2024	46,140	2,394	2,435	50,969
Costs	120,864	49,087	11,460	181,411
Accumulated depreciation	(74,724)	(46,693)	(9,025)	(130,442)
Balances at June 30, 2024	46,140	2,394	2,435	50,969
Additions	5,656	1,617	767	8,040
Currency translation adjustment	-	-	6	6
Transfers	-	1,624	-	1,624
Depreciation charges (ii)	(4,509)	(1,539)	(500)	(6,548)
Net book amount at the June 30, 2025	47,287	4,096	2,708	54,091
Costs	126,520	52,328	12,233	191,081
Accumulated depreciation	(79,233)	(48,232)	(9,525)	(136,990)
Balances at June 30, 2025	47,287	4,096	2,708	54,091

(i)	Includes furniture and fixtures and vehicles.
(ii)

As of June 30, 2025 and 2024, depreciation charges of property, plant and equipment were recognized: ARS 4,841 and ARS 4,609 in "Costs", ARS 1,696 and ARS 1,599 in "General and administrative expenses" and ARS 11 and ARS 18 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2025 and 2024 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
At June 30, 2023	3,080	16,797	12,130	32,007
Additions	-	1,044	224	1,268
Currency translation adjustment	-	(1,479)	-	(1,479)
Disposals	(104)	(3,886)	-	(3,990)
At June 30, 2024	2,976	12,476	12,354	27,806
Additions	-	1,772	1,235	3,007
Currency translation adjustment	-	(662)	-	(662)
Transfers	-	163,301	-	163,301
Impairment (ii)	(301)	(18,824)	-	(19,125)
Disposals	(514)	(13,394)	(4)	(13,912)
At June 30, 2025	2,161	144,669	13,585	160,415

	June 30, 2025	June 30, 2024
Non-current	124,720	27,233
Current	35,695	573
Total	160,415	27,806

(i)

Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group's borrowings. The net book value amounted to ARS 11,471 and ARS 11,512 as of June 30, 2025 and 2024, respectively.

(ii)

The Group makes a quarterly comparison between the cost and the net realizable value of its trading properties. As of the end of the current fiscal year, the value of these assets recorded at their inflation-adjusted cost is ARS 57,107, while the net realizable value amounts to ARS 37,982, resulting in an impairment loss of ARS 19,125. The impairment charge has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 26).

IRSA Inversiones y Representaciones Sociedad Anónima

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2025 and 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	Total
Balance at June 30, 2023	2,477	1,291	37,385	41,153
Costs	2,477	15,463	43,156	61,096
Accumulated amortization	-	(14,172)	(5,771)	(19,943)
Net book amount at June 30, 2023	2,477	1,291	37,385	41,153
Additions	7	748	11,270	12,025
Disposals	-	-	(331)	(331)
Transfers	-	-	38,218	38,218
Currency translation adjustment	1	-	-	1
Amortization charges (i)	-	(962)	(51)	(1,013)
Balance at June 30, 2024	2,485	1,077	86,491	90,053
Costs	2,485	16,210	92,313	111,008
Accumulated amortization	-	(15,133)	(5,822)	(20,955)
Net book amount at June 30, 2024	2,485	1,077	86,491	90,053
Additions	-	2,253	796	3,049
Transfers	-	2,446	(75,411)	72,965)
Currency translation adjustment	1	-	-	1
Amortization charges (i)	-	(1,921)	(88)	(2,009)
Balances at June 30, 2025	2,486	3,855	11,788	18,129
Costs	2,486	20,909	17,698	41,093
Accumulated amortization	-	(17,054)	(5,910)	(22,964)
Net book amount at June 30, 2025	2,486	3,855	11,788	18,129

(i)

Amortization charge was recognized in the amount of ARS 1,925 and ARS 788 under "Costs", in the amount of ARS 70 and ARS 225 under "General and administrative expenses" as of June 30, 2025 and 2024, respectively and in the amount of ARS 14 under " Selling expenses " only as of June 30, 2025 in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

13. Right-of-use assets and lease liabilities

Below is the composition of the Group´s right-of-use assets as of June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Offices, shopping malls and other rental properties	7,459	2,880
Convention center	4,426	12,006
Total Right-of-use assets	11,885	14,886
Non-current	11,885	14,886
Total	11,885	14,886

Changes in the Group´s right-of-use assets during the fiscal years ended June 30, 2025 and 2024, were as follows:

	06.30.2025	06.30.2024
Beginning of the year	14,886	15,202
Additions	7,747	1,141
Disposals	(9,176)	-
Depreciation charges	(1,572)	(1,457)
Total	11,885	14,886

Depreciation charge for right-of-use assets is detailed below:

	06.30.2025	06.30.2024	06.30.2023
Offices, shopping malls and other rental properties	784	630	153
Machinery and equipment	-	-	21
Convention center	788	827	827
Total depreciation of right-of-use assets (i)	1,572	1,457	1,001

(i)

As of June 30, 2025 and 2024, depreciation charges were recognized as follows: ARS 979 and ARS 877 in "Costs", ARS 86 and ARS 111 in "General and administrative expenses" and ARS 507 and ARS 469 in "Selling expenses" in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

IRSA Inversiones y Representaciones Sociedad Anónima

Other charges to income related to right-of-use assets were as follows:

	June 30, 2025	June 30, 2024	June 30, 2023
Lease liabilities interests	(683)	(1,464)	(1,150)
Results from short-term leases	(636)	(434)	(694)
Gain from lease modification	1,982	-	-

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2025 and June 30, 2024:

	06.30.2025	06.30.2024
Offices, shopping malls and other rental properties	6,113	2,758
Convention center	2,309	12,507
Total lease liabilities	8,422	15,265
Non-current	3,268	12,627
Current	5,154	2,638
Total	8,422	15,265

14. Financial instruments by category

According to IFRS 7, The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2025 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	141,068	-	-	141,068	26,499	167,567
Investments in financial assets:
- Public companies’ securities	-	35,305	-	35,305	-	35,305
- Mutual funds	-	132,230	-	132,230	-	132,230
- Bonds	-	55,801	-	55,801	-	55,801
- Others	5,410	3,812	13,770	22,992	-	22,992
Cash and cash equivalents:
- Cash at bank and on hand	167,672	-	-	167,672	-	167,672
- Short-term investments	-	9,148	-	9,148	-	9,148
Total assets	314,150	236,296	13,770	564,216	26,499	590,715

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	60,955	-	-	60,955	120,882	181,837
Borrowings (Note 20)	647,128	-	-	647,128	-	647,128
Lease liabilities (Note 13)	8,422	-	-	8,422	-	8,422
Derivative financial instruments:
- Foreign-currency future contracts	-	20	-	20	-	20
- Bond futures	-	29	-	29	-	29
Total liabilities	716,505	49	-	716,554	120,882	837,436

Financial assets and financial liabilities as of June 30, 2024 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
June 30, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	125,419	-	-	125,419	32,783	158,202
Investments in financial assets:
- Public companies’ securities	-	24,484	-	24,484	-	24,484
- Mutual funds	-	85,313	-	85,313	-	85,313
- Bonds	-	58,399	-	58,399	-	58,399
- Others	7,689	6,518	35	14,242	-	14,242
Derivative financial instruments
- Options on companies	78	-	-	78	-	78
Cash and cash equivalents:
- Cash at bank and on hand	28,586	-	-	28,586	-	28,586
- Short term investments	-	10,866	-	10,866	-	10,866
Total assets	161,772	185,580	35	347,387	32,783	380,170

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
June 30, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	51,165	-	-	51,165	103,597	154,762
Borrowings (Note 20)	511,329	-	-	511,329	-	511,329
Lease liabilities (Note 13)	15,265	-	-	15,265	-	15,265
Derivative financial instruments:
- Bond futures	-	6	-	6	-	6
Total liabilities	577,759	6	-	577,765	103,597	681,362

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.2025			06.30.2024
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	163,684	(22,616)	141,068	135,686	(10,267)	125,419
Financial liabilities
Trade and other payables	38,339	22,616	60,955	40,898	10,267	51,165

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2025
Interest income	6,439	-	6,439
Interest expense	(38,727)	-	(38,727)
Interest expense on lease liabilities	(683)	-	(683)
Foreign exchange gains, net	13,904	-	13,904
Gain from repurchase of NCN	383	-	383
Fair value gain on financial assets at fair value through profit or loss	-	59,581	59,581
Interest and allowances generated by operating credits	1,607	-	1,607
Gain from derivative financial instruments, net	-	104	104
Other finance costs	(11,584)	-	(11,584)
Total financial instruments (i)	(28,661)	59,685	31,024

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	47,250	-	47,250
Interest expense	(54,800)	-	(54,800)
Interest expense on lease liabilities	(1,464)	-	(1,464)
Foreign exchange gains, net	20,894	-	20,894
Loss from repurchase of NCN	(252)	-	(252)
Fair value gain on financial assets at fair value through profit or loss	-	133,160	133,160
Interest and allowances generated by operating credits	2,635	-	2,635
Loss from derivative financial instruments, net	-	(1,934)	(1,934)
Other finance costs	(16,566)	-	(16,566)
Total financial instruments (i)	(2,303)	131,226	128,923

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	4,272	-	4,272
Interest expense	(61,686)	-	(61,686)
Interest expense on lease liabilities	(1,150)	-	(1,150)
Foreign exchange gains, net	35,028	-	35,028
Gain from repurchase of NCN	1,030	-	1,030
Fair value gain on financial assets at fair value through profit or loss	-	38,366	38,366
Interest and allowances generated by operating credits	3,424	-	3,424
Gain from derivative financial instruments, net	-	239	239
Other finance costs	(9,815)	-	(9,815)
Total financial instruments (i)	(28,897)	38,605	9,708

(i)

Included within “Financial results, net“ in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of interest and discount generated by operating assets, which are included within "Other operating results, net".

During the fiscal year ended June 30, 2025 and 2024, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

As of June 30, 2025, there are no significant changes in economic or business circumstances that affect the fair value of the Group's financial assets and liabilities that were not considered in the fair value estimation.

As of June 30, 2025 and 2024, the carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 20.

15. Trade and other receivables

Group’s trade and other receivables as of June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Sale, leases and services receivables	69,260	60,294
Less: Allowance for doubtful accounts	(4,587)	(4,290)
Total trade receivables	64,673	56,004
Borrowings, deposits and others	51,262	56,041
Advances to suppliers	12,217	12,997
Tax receivables	8,976	6,871
Prepaid expenses	3,234	3,467
Dividends receivable	18,701	6,596
Others	3,917	11,936
Total other receivables	98,307	97,908
Total trade and other receivables	162,980	153,912
Non-current	32,996	47,677
Current	129,984	106,235
Total	162,980	153,912

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 32.

IRSA Inversiones y Representaciones Sociedad Anónima

Trade accounts receivables are presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2025	06.30.2024
Beginning of the year	4,290	6,185
Additions (i)	1,322	1,173
Recovery (i)	(188)	(296)
Exchange rate differences	709	4,177
Receivables written off during the year as uncollectible	(168)	(15)
Inflation adjustment	(1,378)	(6,934)
End of the year (i)	4,587	4,290

(i)	Additions and recovery of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2025 and 2024 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation
Leases and services	2,476	1,186	7,278	44,408	4,587	59,935	86.54%
Sale of properties and developments	-	-	-	9,325	-	9,325	13.46%
Total as of June 30, 2024	2,476	1,186	7,278	53,733	4,587	69,260	100.00%

Leases and services	9,412	1,580	5,207	36,586	4,290	57,075	94.66%
Sale of properties and developments	-	-	-	3,219	-	3,219	5.34%
Total as of June 30, 2023	9,412	1,580	5,207	39,805	4,290	60,294	100.00%

16. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2025, 2024 and 2023:

	Note	06.30.2025	06.30.2024	06.30.2023
Profir / (loss) for the year		196,118	(47,127)	315,903
Adjustments for:
Income tax	21	45,180	(64,601)	(334,192)
Amortization and depreciation	24	10,510	9,130	9,838
(Gain) / loss from disposal of property, plant and equipment	26	(12)	3	3,545
Net loss from fair value adjustment of investment properties	9	2,500	488,794	254,567
Impairment of others assets		-	-	176
Gain from lease modification		(1,982)	-	-
Impairment of trading properties	26	19,125	-	-
(Gain) / loss from disposal of associates and joint ventures	26	(2,766)	1,903	-
Realization of currency translation adjustment	26	-	-	(2,215)
Loss / (gain) on sale of trading properties and others		3,048	(5,307)	(15,492)
Financial results, net		21,508	(142,405)	(99,985)
Provisions and allowances		22,925	28,887	86,045
Share of profit of associates and joint ventures	8	(27,924)	(47,454)	(13,580)
Changes in operating assets and liabilities:
Decrease / (increase) in inventories		285	169	(321)
Decrease / (increase) in trading properties		4,105	(913)	476
(Increase) / decrease in trade and other receivables		(10,146)	6,645	(3,649)
Decrease in trade and other payables		(18,054)	(68,950)	(1,508)
Increase / (decrease) in salaries and social security liabilities		2,208	(2,810)	4,764
Decrease in provisions		(505)	(857)	(347)
Net cash generated by operating activities before income tax paid		266,123	155,107	204,025

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2025, 2024 and 2023:

	06.30.2025	06.30.2024	06.30.2023
Increase of investment properties through a decrease of investments in financial assets	22,693	-	-
Increase of property, plant and equipment through an increase of trade and other payables	96	-	-
Issuance of non-convertible notes	59,416	-	237,953
Increase of investments in financial assets through an increase in trade and other payables	8,783	-	-
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	2,190	-	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	297	-	-
Decrease in trading properties through an increase in trade and other receivables	3,206	-	-
Other comprehensive loss for the year	802	5,319	6,659
Decrease in investment properties through an increase in property, plant and equipment	1,624	14	119
Decrease in property, plant and equipment through an increase in investment properties	-	-	16,627
Decrease in property, plant and equipment through an increase in revaluation surplus	-	-	1,377
Increase in intangible assets through an increase in salaries and social security liabilities	430	-	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	2,285	-	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	-	160
Decrease of trading properties through an increase in intangible assets	-	-	6,589
Decrease in investments in financial assets through a decrease in trade and other payables	3,951	-	1,906
Decrease in dividends receivable through an increase in investments in financial assets	-	-	67
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	4,923	5,804	8,779
Decrease in investment properties through a decrease in investments in financial assets	-	-	404
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	30,038	85,858	13,138
Increase in right-of-use assets through an increase in lease liabilities	5,362	1,140	2,337
Increase of investments in financial assets through a decrease in trade and other receivables	-	-	3,005
Decrease of intangible assets through an increase in investment properties	-	-	275
Decrease of intangible assets through an increase in trading properties	75,411	-	761
Increase of investment properties through a decrease in trade and other receivables	-	-	238
Decrease in Shareholders’ Equity through an increase in trade and other payables	2,717	9,256	990
Increase in investment properties through a decrease in trading properties	-	-	2,999
Decrease in trading properties through a decrease in borrowings	-	3,165	1,751
Barter transactions of investment properties	17	982	-
Decrease in investment properties through an increase in trade and other receivables	1,331	4,212	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	18,701	7,523	-
Increase in intangible assets through a decrease in investment properties	2,446	38,218	-
Increase in intangible assets through an increase in trade and other payables	796	11,007	-
Increase of investments in financial assets through an increase in borrowings	531	694	-
Increase in Shareholders’ Equity through a decrease in trade and other payables	-	1,390	-
Decrease in borrowings through an increase in trade and other payables	3,299	-	-
Increase in investment properties through an increase in trade and other payables	12,682	-	740
Decrease in right-of-use assets through a decrease in lease liabilities	6,791	-	-
Decrease of investment in financial assets through an increase in trade and other receivables	2,722	-	-
Decrease in lease liabilities through an increase in trade and other payables	460	-	-
Increase of investment in financial assets through a decrease in derivative financial instruments	108	-	-
Decrease in investment properties through an increase in trading properties	87,890	-	-

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

The Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the quantity of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

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

On January 4, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average daily trading volume of the Company's shares, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. On March 1, 2024, the Company announced the completion of the share buyback program, having acquired the equivalent of 6,503,318 common shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

On March 20, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average daily trading volume of the Company's shares, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,250 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

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

Special reserve

The Ordinary and Extraordinary General Meeting of Shareholders on October 31, 2017 constituted a special reserve which was subsequently utilized to absorb losses and as of June 30, 2025 amounts to ARS 49,485.

IRSA Inversiones y Representaciones Sociedad Anónima

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Dividends

On October 28, 2022 and April 27, 2023, our shareholders held an Ordinary and Extraordinary Meeting and approved the payment of dividends to ARS 4,340 million and ARS 21,900 million, respectively.

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting resolved to pay dividends for the sum of ARS 64,000 million. Furthermore, on May 2, 2024, during a Board of Directors meeting in accordance with the delegation resolved by the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA held on October 28, 2022, regarding the use and allocation of the discretionary reserve, the payment of a cash dividend for the sum of ARS 55,000 million was approved.

The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were fully paid on the date of these Consolidated Financial Statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

18. Trade and other payables

Group’s trade and other payables as of June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Customers´ advances (*)	64,245	54,135
Trade payables	24,079	13,189
Accrued invoices	14,224	10,852
Admission fees (*)	45,336	41,002
Other income to be accrued	565	659
Tenant deposits	643	673
Total trade payables	149,092	120,510
Taxes payable	10,736	7,801
Other payables	22,009	26,451
Total other payables	32,745	34,252
Total trade and other payables	181,837	154,762
Non-current	60,944	53,422
Current	120,893	101,340
Total	181,837	154,762

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of 06.30.23	35,026	7	35,033
Additions (i)	9,437	-	9,437
Share of loss of associates	-	15	15
Recovery (i)	(105)	-	(105)
Used during the year	(857)	-	(857)
Inflation adjustment	(9,082)	-	(9,082)
As of 06.30.2024	34,419	22	34,441
Additions (i)	4,890	-	4,890
Share of loss of associates	-	93	93
Recovery (i)	(1,401)	(35)	(1,436)
Used during the year	(505)	-	(505)
Inflation adjustment	(126)	-	(126)
As of 06.30.2025	37,277	80	37,357

	06.30.2025	06.30.2024
Non-Current	32,171	29,305
Current	5,186	5,136
Total	37,357	34,441

(i)	Additions and recoveries are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii)	Corresponds to the equity interest in Puerto Retiro. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(iii)	Includes the provision for the IDBD demand.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed the document requests and agreed to attempt to reach a consensus on certain facts of the case. In that hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all the documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. The Court has suggested that the parties engage in private negotiations or mediation to reach a settlement of the dispute; however, no dates have yet been set to commence such negotiations.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD.  Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the date of issuance of these Consolidated Financial Statements, the process is still in progress.

20. Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2025 and 2024 was as follows:

	Book value		Fair value
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Non-convertible notes	630,430	457,727	633,552	431,879
Bank loans and others	4,596	9,157	4,596	9,157
Bank overdrafts	6,713	35,825	6,713	35,825
Other borrowings	2,535	6,018	2,535	6,018
Loans with non-controlling interests	2,854	2,602	2,854	2,602
Total borrowings	647,128	511,329	650,250	485,481
Non-current	509,792	258,414
Current	137,336	252,915
Total	647,128	511,329

As of June 30, 2025 and 2024, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of ARS 1,680 and ARS 5,288, respectively. These borrowings are mainly collateralized by trading properties of the Group (Notes 11).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

The maturity of the Group's borrowings is as follows:

	06.30.2025	06.30.2024
Capital
Less than 1 year	123,253	241,161
Between 1 and 2 years	49,377	159,384
Between 2 and 3 years	57,675	35,675
Between 3 and 4 years	-	62,740
Between 4 and 5 years	61,464	-
Later than 5 years	340,180	-
	631,949	498,960
Interest
Less than 1 year	14,083	11,754
Between 1 and 2 years	492	7
Between 2 and 3 years	604	-
Between 3 and 4 years	-	608
	15,179	12,369
	647,128	511,329

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2025 and 2024.

	06.30.2025
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	11,309	-	11,309
US Dollar	633,748	1,680	635,428
Subtotal fixed-rate borrowings	645,057	1,680	646,737
Floating rate:
US Dollar	391	-	391
Subtotal floating-rate borrowings	391	-	391
Total borrowings as per analysis	645,448	1,680	647,128
Total borrowings as per Statement of Financial Position	645,448	1,680	647,128

	06.30.2024
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	43,710	-	43,710
US Dollar	399,030	5,289	404,319
Subtotal fixed-rate borrowings	442,740	5,289	448,029
Floating rate:
Argentine Peso	63,300	-	63,300
Subtotal floating-rate borrowings	63,300	-	63,300
Total borrowings as per analysis	506,040	5,289	511,329
Total borrowings as per Statement of Financial Position	506,040	5,289	511,329

The following describes the debt issuances made by the Group for the years ended June 30, 2025 and 2024:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
IRSA	Series XVIII	feb-24	USD 21.41	2/28/2027	7.00%	At expiration	Semi-annually
IRSA	Series XIX	feb-24	ARS 26,203.85	2/28/2025	Badlar + 0.99%	At expiration	Quarterly
IRSA	Series XX	jun-24	USD 23.02	6/10/2026	6.00%	At expiration	Semi-annually
IRSA	Series XXI	jun-24	ARS 17,012.71	6/10/2025	Badlar + 4.50%	At expiration	Quarterly
IRSA	Series XXII	oct-24	USD 15.80	10/23/2027	5.75%	At expiration	Semi-annually
IRSA	Series XXIII	oct-24	USD 51.47	10/23/2029	7.25%	At expiration	Semi-annually
IRSA	Series XXIV	mar-25	USD 300.45	3/31/2035	8.00%	33% march-33 - 33% march-34 y 34% march-35	Semi-annually

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of evolution of borrowing during the years ended June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Balance at the beginning of the year	511,329	559,121
Borrowings	373,351	172,502
Payment of borrowings	(184,100)	(160,940)
(Payment) / collection of short term loans, net	(13,297)	53,852
Interests paid	(47,840)	(85,502)
Accrued interests	39,366	52,391
Cumulative translation adjustment and exchange differences, net	68,201	228,376
Inflation adjustment	(98,992)	(309,570)
Reclassifications and other movements	(890)	1,099
Balance at the end of the year	647,128	511,329

Local Notes Issuance – Series XXII & XXIII Notes

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

•

Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

•

Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

Series XXIV Notes

On March 31, 2025, the company issued Series XXIV Notes for a nominal value of USD 300 million.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. The principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Of the amount issued, USD 242.2 million were subscribed in cash at an issuance price of 96.903% of the nominal value.

Additionally, USD 57.8 million resulted from the early exchange of Series XIV Notes, which had an early exchange consideration of 1.04 times the exchanged amount. Later, on April 11, 2025, because of the late exchange, USD 0.45 million were issued, with an exchange consideration of 1.0 times the exchanged amount. In the settlements corresponding to the exchange, accrued interest on Series XIV Notes was paid up to the issuance and settlement date, as applicable in each case.

On the settlement dates (early and late) of the exchange, partial cancellations of Series XIV Notes were made, leaving an outstanding amount of USD 85.2 million (on June 22, 2024, the first amortization of 17.5% was paid).

The Class XXIV Notes include certain financial covenants related to the incurrence of additional debt, restricted payments, limitations on transactions with affiliates, among others.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Submission of income tax presentation – IRSA

IRSA Propiedades Comerciales S.A. for fiscal year 2021 (which was merged into IRSA Inversiones y Representaciones S.A.), and IRSA Inversiones y Representaciones S.A. for fiscal years 2022, 2023, and 2024, filed their income tax returns with the Argentine Tax Authority applying the systemic and comprehensive inflation adjustment mechanism, as detailed below:

•	Restating tax depreciations pursuant to Articles 87 and 88 for assets acquired or constructed prior to July 1, 2018;
•	Adjusting the tax basis of real estate assets acquired or constructed prior to July 1, 2018 and sold in the year, in accordance with Article 63;
•	Adjusting all tax loss carryforwards from prior fiscal years, following the methodology set forth in Article 25;
•	Adjusting the cost of inventories (breeding livestock and sowing) as established in Articles 56 and 57; all the aforementioned articles belong to the Argentine Income Tax Law (as restated in 2019);
•	Adjusting the tax basis of shares acquired prior to July 1, 2018 and sold during the year in accordance with Article 65.

Together with the aforementioned tax returns, the Company filed a multi-note form informing the application of such mechanisms, arguing that the effective tax rate would represent a percentage exceeding reasonable limits of taxation, thereby giving rise to a confiscatory situation in violation of Article 17 of the Argentine National Constitution (pursuant to the doctrine of the ruling “Candy S.A. v. AFIP et al. on Writ of Amparo”, judgment dated July 3, 2009, Fallos 332:1571, and subsequent precedents).

As of the issuance date of these Consolidated Financial Statements, there are judicial precedents consistent with the Company’s position: the Candy ruling and the Supreme Court of Justice ruling in the case “Telefónica de Argentina S.A. et al. v. EN – AFIP – DGI on Dirección General Impositiva.”

Under the same criterion applied in the tax returns filed in the years mentioned, the provision for income tax for fiscal year 2025 was recorded.”

Additionally, it is worth mentioning that the calculation of deferred tax for the current fiscal year includes the legal option provided in Article 195 of the Income Tax Law, exercised in fiscal year 2024, which allowed one-third of the tax inflation adjustment to be accounted for in that fiscal year and the remaining two-thirds to be allocated in equal parts over the next two immediate fiscal years, provided that the requirement of certain investments in fixed assets is met in the following two fiscal years. The investment requirement established by law has been met for both fiscal years 2024 and 2025.

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

The details of the provision for the Group’s income tax, is as follows:

	06.30.2025	06.30.2024	06.30.2023
Current income tax (i)	(80,165)	(24,246)	95,988
Deferred income tax	34,985	88,847	238,204
Income tax	(45,180)	64,601	334,192

(i)	As of June 30, 2023, it includes reversal of the income tax provision. See “Submission of income tax presentation”.

IRSA Inversiones y Representaciones Sociedad Anónima

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A.	0% - 21%
Bermuda / British Virgin Islands / Netherlands	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2025, 2024 and 2023:

	06.30.2025	06.30.2024	06.30.2023
(Profit) / loss for the year at tax rate applicable in the respective countries (i)	(85,712)	40,692	5,196
Permanent differences:
Share of profit of associates and joint ventures	11,763	15,007	1,580
Provision of tax loss carry forwards	(5,732)	898	(2,812)
Accounting Inflation adjustment permanent difference	11,864	30,462	143,689
Difference between provision and tax return (ii)	(3,740)	(25)	56,745
Non-taxable profit, non-deductible expenses and others	16,143	1,356	1,935
Tax inflation adjustment permanent difference	10,234	(23,789)	127,859
Income tax	(45,180)	64,601	334,192

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2025, the tax rate in the Argentine Republic was 35%, while as of June 30, 2024 and 2023 it was 35% and 34.99%, respectively.

(ii)	As of June 30, 2023, it includes reversal of the income tax provision. See “Submission of income tax presentation”.

Deferred tax assets and liabilities of the Group as of June 30, 2025 and 2024 will be recovered as follows:

	06.30.2025	06.30.2024
Deferred income tax asset to be recovered after more than 12 months	12,031	22,310
Deferred income tax asset to be recovered within 12 months	16,902	16,031
Deferred income tax assets	28,933	38,341

	06.30.2025	06.30.2024
Deferred income tax liability to be recovered after more than 12 months	(737,106)	(791,453)
Deferred income tax liability to be recovered within 12 months	(29,879)	(19,925)
Deferred income tax liability	(766,985)	(811,378)
Deferred income tax liabilities, net	(738,052)	(773,037)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2025 and 2024, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.2024	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	06.30.2025
Assets
Investment properties and Property, plant and equipment	215	160	375
Trade and other payables	20,036	(1,914)	18,122
Tax loss carry-forwards	14,996	(7,766)	7,230
Borrowings	237	261	498
Trade and other receivables	163	(131)	32
Others	2,694	(18)	2,676
Subtotal assets	38,341	(9,408)	28,933
Liabilities
Investment properties, trading properties and Property, plant and equipment	(668,353)	(17,998)	(686,351)
Trade and other receivables	(2,588)	(5,283)	(7,871)
Investments	(17,775)	(4,917)	(22,692)
Tax inflation adjustment	(102,542)	64,498	(38,044)
Intangible assets	(19,604)	16,674	(2,930)
Salaries and social security costs	-	(4,287)	(4,287)
Others	(516)	(4,294)	(4,810)
Subtotal liabilities	(811,378)	44,393	(766,985)
Liabilities, net	(773,037)	34,985	(738,052)

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2023	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	06.30.2024
Assets
Investment properties and Property, plant and equipment	243	(28)	215
Trade and other payables	28,366	(8,330)	20,036
Tax loss carry-forwards	14,307	689	14,996
Borrowings	208	29	237
Trade and other receivables	-	163	163
Others	1,667	1,027	2,694
Subtotal assets	44,791	(6,450)	38,341
Liabilities
Investment properties, trading properties and Property, plant and equipment	(838,441)	170,088	(668,353)
Trade and other receivables	(5,563)	2,975	(2,588)
Investments	(13,079)	(4,696)	(17,775)
Tax inflation adjustment	(37,259)	(65,283)	(102,542)
Intangible assets	(9,128)	(10,476)	(19,604)
Others	(3,205)	2,689	(516)
Subtotal liabilities	(906,675)	95,297	(811,378)
Liabilities, net	(861,884)	88,847	(773,037)

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

As of June 30, 2025, the Group's recognized tax loss carry forward prescribed as follows:

Date of generation	Due date	Total
2021	2026	379
2022	2027	4,141
2023	2028	404
2024	2029	10,855
2025	2030	6,049
Total cumulative tax loss carry-forwards		21,828

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as of June 30, 2025, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 4,030 as of June 30, 2025 and ARS 4,024 as of June 30, 2024. Although the Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA Inversiones y Representaciones Sociedad Anónima

22. Leases

The Group as lessee

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 30).

The future minimum payments that the Group must pay under leases are as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than one year	5,576	1,696	1,513
Later than one year and not later than five years	3,648	8,843	7,966
Later than five years	25	16,217	18,331
	9,249	26,756	27,810

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

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than one year	53,738	58,827	62,682
Later than one year and not later than five years	51,081	45,770	62,283
Later than five years	585	289	2,993
	105,404	104,886	127,958

23. Revenues

	06.30.2025	06.30.2024	06.30.2023
Base rent	185,425	141,685	132,119
Contingent rent	53,631	86,383	100,322
Admission rights	26,762	24,019	20,633
Parking fees	14,914	11,751	10,845
Commissions	10,292	7,899	6,133
Property management fees	2,689	2,392	2,365
Others	3,463	2,789	2,566
Averaging of scheduled rent escalation	(128)	2,819	(32)
Rentals and services income	297,048	279,737	274,951
Revenue from hotels operation and tourism services	64,578	85,810	77,496
Sale of trading properties and others	10,864	9,628	19,722
Total revenues from sales, rentals and services	372,490	375,175	372,169
Expenses and collective promotion fund	96,036	82,884	90,317
Total revenues from expenses and collective promotion funds	96,036	82,884	90,317
Total Group’s revenues	468,526	458,059	462,486

IRSA Inversiones y Representaciones Sociedad Anónima

24. Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2025, 2024 and 2023:

	Costs	General and administrative expenses	Selling expenses	06.30.2025
Cost of sale of goods and services	20,226	-	-	20,226
Salaries, social security costs and other personnel expenses	63,357	29,313	3,624	96,294
Depreciation and amortization	8,126	1,852	532	10,510
Fees and payments for services	4,224	7,380	1,620	13,224
Maintenance, security, cleaning, repairs and others	53,253	5,675	72	59,000
Advertising and other selling expenses	15,915	53	3,856	19,824
Taxes, rates and contributions	12,525	2,931	12,903	28,359
Director´s fees (Note 30)	-	18,302	-	18,302
Leases and service charges	2,889	573	32	3,494
Allowance for doubtful accounts, net	-	-	1,134	1,134
Other expenses	3,221	2,560	209	5,990
Total as of June 30, 2025	183,736	68,639	23,982	276,357

	Costs	General and administrative expenses	Selling expenses	06.30.2024
Cost of sale of goods and services	11,354	-	-	11,354
Salaries, social security costs and other personnel expenses	55,028	28,655	3,708	87,391
Depreciation and amortization	6,708	1,935	487	9,130
Fees and payments for services	3,904	9,386	2,594	15,884
Maintenance, security, cleaning, repairs and others	44,575	5,678	77	50,330
Advertising and other selling expenses	17,049	97	3,058	20,204
Taxes, rates and contributions	8,624	3,279	13,204	25,107
Director´s fees (Note 30)	-	18,678	-	18,678
Leases and service charges	1,641	585	40	2,266
Allowance for doubtful accounts, net	-	-	877	877
Other expenses	3,421	2,856	155	6,432
Total as of June 30, 2024	152,304	71,149	24,200	247,653

	Costs	General and administrative expenses	Selling expenses	06.30.2023
Cost of sale of goods and services	10,431	-	-	10,431
Salaries, social security costs and other personnel expenses	55,879	29,090	3,538	88,507
Depreciation and amortization	6,951	2,811	76	9,838
Fees and payments for services	2,756	9,420	4,858	17,034
Maintenance, security, cleaning, repairs and others	42,996	5,138	57	48,191
Advertising and other selling expenses	24,345	39	1,679	26,063
Taxes, rates and contributions	10,390	3,015	12,478	25,883
Director´s fees (Note 30)	-	46,983	-	46,983
Leases and service charges	2,901	932	66	3,899
Allowance for doubtful accounts, net	-	-	461	461
Other expenses	2,910	2,642	152	5,704
Total as of June 30, 2023	159,559	100,070	23,365	282,994

IRSA Inversiones y Representaciones Sociedad Anónima

25. Costs

	06.30.2025	06.30.2024	06.30.2023
Inventories at the beginning of the year (*)	29,312	33,722	37,507
Purchases and expenses	172,546	149,373	157,936
Currency translation adjustment	(662)	(1,479)	76
Transfers	163,301	-	(2,238)
Impairment	(19,125)	-	-
Inventories at the end of the year (*)	(161,636)	(29,312)	(33,722)
Total costs	183,736	152,304	159,559

The following table presents the composition of the Group’s inventories for the years ended June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Real estate	160,415	27,806
Others	1,221	1,506
Total inventories at the end of the year (*)	161,636	29,312

(*) Includes trading properties and inventories.

26. Other operating results, net

	06.30.2025	06.30.2024	06.30.2023
Realization of currency translation adjustment (*)	-	-	2,215
Donations	(1,251)	(1,191)	(1,840)
Gain / (loss) from disposal of associates and joint ventures	2,766	(1,903)	-
Lawsuits and other contingencies	(3,489)	(9,332)	(38,601)
Administration fees	951	472	552
Interest and allowances generated by operating credits	1,607	2,635	3,424
Gain / (loss) from disposal of property, plant and equipment	12	(3)	(3,545)
Impairment of trading properties	(19,125)	-	-
Others	1,475	2,674	524
Total other operating results, net	(17,054)	(6,648)	(37,271)

(*) Corresponds to the liquidation of Condor, Real Estate Investment Group VII LP and Jiwin S.A.

27. Financial results, net

	06.30.2025	06.30.2024	06.30.2023
Finance income:
- Interest income	6,439	47,250	4,272
Total finance income	6,439	47,250	4,272
Finance costs:
- Interest expenses	(39,410)	(56,264)	(62,836)
- Other finance costs	(5,941)	(12,116)	(9,040)
Total finance costs	(45,351)	(68,380)	(71,876)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	59,581	133,160	38,366
- Exchange rate differences, net	13,904	20,894	35,028
- Gain / (loss) from repurchase of non-convertible notes	383	(252)	1,030
- Gain / (loss) from derivative financial instruments, net	104	(1,934)	239
- Other financial results	(5,643)	(4,450)	(775)
Total other financial results	68,329	147,418	73,888
- Inflation adjustment	11,342	(434)	74,193
Total financial results, net	40,759	125,854	80,477

IRSA Inversiones y Representaciones Sociedad Anónima

28. Earnings per share

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

	June 30, 2025	June 30, 2024	June 30, 2023
Weighted - average outstanding shares	747	742	748
Adjustments for calculation of diluted earnings per share
Concepts that affect dilution	70	-	72
Weighted - average diluted common shares	817	742	820	(i)

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year.

	June 30, 2025	June 30, 2024	June 30, 2023
Profit / (loss) for the year attributable to equity holders of the parent	195,182	(40,607)	312,051
Weighted average number of common shares outstanding	747	742	748
Basic earnings per share	261.29	(54.73)	417.18	(i)

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	June 30, 2025	June 30, 2024		June 30, 2023
Profit / (loss) for the year attributable to equity holders of the parent	195,182	(40,607)		312,051
Weighted average number of common shares outstanding	817	742		820
Diluted earnings per share	238.90	(54.73	)(ii)	380.55	(i)

(i)	EPSs for 2023 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.
(ii)	Given that the result for the year showed losses, there is no diluted effect of such result.

29. Employee benefits and share-based payments

Incentive Plan

The In September 2011, the Group established a share-based incentive plan aimed at certain employees, directors, and members of the senior management of IRSA and Cresud Under this plan, during fiscal years 2011, 2012, and 2013, the beneficiaries were entitled to receive shares of IRSA and Cresud based on a percentage of their annual bonus, subject to the fulfillment of certain conditions, including the requirement to remain employed for at least five years.

These shares are classified as treasury stock of IRSA and Cresud and are transferred to the beneficiaries who have met the required conditions once they leave the Company, provided that their termination is not for just cause by the Company. Nevertheless, until such termination occurs, the beneficiaries are entitled to the economic rights of said shares, while the political rights are exercised by the trust holding ownership of the assigned shares.

IRSA Inversiones y Representaciones Sociedad Anónima

For the fiscal years ended June 30, 2025 and 2024, the Group has incurred a charge related to the Incentive Plan of ARS 14.49 and ARS 4.25, respectively.

The evolution of the shares allocated to the plan’s beneficiaries and delivered during fiscal years 2025, 2024, and 2023 is as follows:

	06.30.2025	06.30.2024	06.30.2023
At the beginning	1,671,877	1,773,528	1,865,505
Delivered	(57,475)	(101,651)	(91,977)
At the end	1,614,402	1,671,877	1,773,528

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

Contributions made by the Group under the Plan amount to ARS 2,859 and ARS 1,956 for the fiscal years ended June 30, 2025 and 2024, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Some of the Group's Directors are hired under the Employment Contract Law N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Business Companies Act, taking into consideration whether such directors perform technical-administrative functions and depending on the results recorded during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

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

The aggregate compensation to the Senior Management for the year ended June 30, 2025 amounts to ARS 943.

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

Under this agreement, the companies entrusted an external consultant with the semi-annual review and evaluation of the criteria used in the process of apportionment of costs to be settled for corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Furthermore, we also let various spaces in our shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as BHSA.

Donations granted to Fundación IRSA, Fundación Puerta 18 and Fundación Museo de los Niños

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

Fundación Puerta 18 is a non-profit association established in 2016 by Fundación IRSA. It is a free space for artistic and technological creation aimed at young people between the ages of 13 and 24. Through a non-formal education approach, it fosters the development of skills, vocations, and talents among youth by leveraging the multiple resources offered by technology.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings generally accrue interests at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, which provides collection services for our shopping malls.

The following is a summary presentation of the balances with related parties as of June 30, 2025 and 2024:

Item	06.30.2025	06.30.2024
Trade and other receivables	52,371	45,062
Investments in financial assets	8,232	5,865
Borrowings	(1,215)	(1,086)
Trade and other payables	(20,322)	(23,951)
Total	39,066	25,890

Related party	06.30.2025	06.30.2024	Description of transaction	Item
New Lipstick	292	307	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	2,610	2,765	Other investments	Investments in financial assets
	365	347	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	51	54	Leases and/or rights of use receivable	Trade and other receivable
	18,701	6,596	Dividends receivable	Trade and other receivable
La Rural S.A.	1,885	1,917	Canon	Trade and other receivable
	(493)	(3)	Others	Trade and other payables
	5	22	Others	Trade and other receivable
	(1)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	(855)	(728)	Loans obtained	Borrowings
	9	40	Management Fee	Trade and other receivable
	(60)	(29)	Others	Trade and other payables
	49	15	Others	Trade and other receivable
	1	1	Share based payments	Trade and other receivable
	16	17	Loans granted	Trade and other receivable
Total associates and joint ventures	22,575	11,321
Cresud	-	778	Reimbursement of expenses receivable	Trade and other receivable
	(3,169)	(2,957)	Corporate services payable	Trade and other payables
	3,244	591	Non-convertible notes	Investments in financial assets
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	72	(1,592)
Amauta Agro S.A.	3	7	Others	Trade and other receivable
	(4)	-	Others	Trade and other payables
Helmir S.A.	(360)	(358)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(361)	(351)
Directors	(6,428)	(7,774)	Fees for services received	Trade and other payables
	5	-	Reimbursement of expenses receivable	Trade and other receivable
Galerias Pacifico	-	4,530	Loans granted	Trade and other receivable
	3	4	Others	Trade and other receivable
Sutton	6,120	5,666	Loans granted	Trade and other receivable
	(101)	(107)	Others	Trade and other payables
Rundel Global LTD	2,378	2,509	Other investments	Investments in financial assets
Yad Levim LTD	24,739	24,638	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	(9,734)	(12,846)	Others	Trade and other payables
Others	(99)	(66)	Leases and/or rights of use receivable	Trade and other payables
	91	42	Others	Trade and other receivable
	(30)	(165)	Others	Trade and other payables
	(200)	-	Dividends payable	Trade and other payables
	36	81	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	16,780	16,512
Total at the end of the year	39,066	25,890

(1)	Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2025, 2024 and 2023:

Related party	06.30.2025	06.30.2024	06.30.2023	Description of transaction
BHN Vida S.A	-	(34)	(17)	Leases and/or rights of use
BHN Seguros Generales S.A.	-	(12)	(7)	Leases and/or rights of use
Comparaencasa Ltd.	(64)	2,179	389	Financial operations
Condor	-	-	21	Financial operations
Other associates and joint ventures (1)	27	297	362	Financial operations
	(344)	75	(326)	Leases and/or rights of use
	476	385	477	Corporate services
Total associates and joint ventures	95	2,890	899
Cresud	620	110	538	Leases and/or rights of use
	(11,743)	(13,878)	(14,744)	Corporate services
	33	(216)	20,590	Financial operations
Total parent company	(11,090)	(13,984)	6,384
Helmir S.A.	(44)	(420)	(130)	Financial operations
Futuros y Opciones.com S.A.	(44)	-	-	Financial operations
Total subsidiaries of parent company	(88)	(420)	(130)
Directors	(18,302)	(18,678)	(46,983)	Fees and remunerations
Senior Management	(943)	(751)	(922)	Fees and remunerations
Rundel Globa LTD	-	4,519	683	Financial operations
Yad Leviim LTD	1,379	1,306	1,114	Financial operations
Sociedad Rural Argentina S.A.	1,697	5,443	349	Financial operations
Others	116	86	78	Corporate services
	(261)	(269)	(93)	Leases and/or rights of use
	(276)	(629)	(467)	Financial operations
	(704)	(494)	(777)	Donations
	(1,122)	(1,418)	(1,114)	Fees and remuneration
	(624)	(680)	(519)	Legal services
Total others	(19,040)	(11,565)	(48,651)
Total at the end of the year	(30,123)	(23,079)	(41,498)

(1)	It includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2025 and 2024:

Related party	06.30.2025	06.30.2024	Description of the operation
Quality Invest S.A.	-	(36,195)	Sale of shares
Total sale of shares	-	(36,195)
Puerto Retiro S.A.	(35)	-	Irrevocable contributions
Total irrevocable contributions	(35)	-
Cresud	(57,099)	(162,337)	Dividend distributed
Helmir S.A.	(3,226)	(8,930)	Dividend distributed
Total dividends distributed	(60,325)	(171,267)
Cyrsa S.A.	618	-	Dividends received
Banco Hipotecario S.A.	20,779	19,852	Dividends received
La Rural S.A.	4,960	2,027	Dividends received
Nuevo Puerto Santa Fe S.A.	387	616	Dividends received
Total dividends received	26,744	22,495

IRSA Inversiones y Representaciones Sociedad Anónima

31. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 Investment properties and Note 10 Property, plant and equipment
Exhibit B - Intangible assets	Note 12 Intangible assets
Exhibit C - Investment in associates	Note 8 Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E - Provisions and allowances	Note 15 Trade and other receivables and Note 19 Provisions
Exhibit F - Cost of sales and services provided	Note 25 Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 Foreign currency assets and liabilities

32. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount	Argentinian Peso exchange rate (2)	06.30.2025	06.30.2024
Assets
Trade and other receivables
US Dollar	29.28	1,196.00	35,015	33,383
Euros	0.01	1,406.62	14	14
Receivables with related parties:
US Dollar	26.22	1,205.00	31,600	25,365
Total trade and other receivables			66,629	58,762
Investments in financial assets
US Dollar	114.73	1,196.00	137,223	117,802
Pounds	0.53	1,639.24	874	1,125
New Israel Shekel	7.52	357.24	2,687	1,301
Investments with related parties:
US Dollar	4.86	1,205.00	5,854	3,357
Total investments in financial assets			146,638	123,585
Cash and cash equivalents
US Dollar	136.67	1,196.00	163,462	25,209
Uruguayan pesos	0.07	30.22	2	17
Pounds	-	1,639.24	4	3
Euros	0.01	1,406.62	11	6
New Israel Shekel	-	357.24	1	1
Brazilian Reais	0.01	220.00	2	-
Total cash and cash equivalents			163,482	25,236
Total Assets			376,749	207,583

Liabilities
Trade and other payables
US Dollar	26.89	1,205.00	32,401	22,993
Uruguayan pesos	0.76	30.22	23	42
Payables to related parties:
US Dollar	8.00	1,205.00	9,641	12,728
Total Trade and other payables			42,065	35,763
Borrowings
US Dollar	539.03	1,205.00	649,533	404,731
Borrowings with related parties
US Dollar	1.01	1,205.00	1,214	1,058
Total Borrowings			650,747	405,789
Derivative financial instruments
US Dollar	0.02	1,205.00	29	6
Total derivative financial instruments			29	6
Lease liabilities
US Dollar	3.59	1,205.00	4,325	15,126
Total lease liabilities			4,325	15,126
Provisions
New Israel Shekel	89.19	357.24	31,863	28,322
Total Provisions			31,863	28,322
Total Liabilities			729,029	485,006

(1)	Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2)	Exchange rate as of June 30, 2025, according to Banco Nación Argentina and Central Bank of the Argentine Republic records.
(3)	The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

33. Other relevant events of the year

Shares Buyback Program – New program

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of 25% of the average daily trading volume of the Company's shares, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Change in Warrants terms and conditions

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

•	Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).
•	Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the year ended June 30, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 6.3 million, equivalent to ARS 7,373 million, were received, for converted warrants of 14,704,110 and a total of 21,061,631 common shares of the Company with a nominal value of ARS 10 were issued.

Banco Hipotecario S.A. – Cash dividend payment

On March 31, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 64,893 million, which will be paid in 10 equal, monthly, and consecutive installments, in proportion to each shareholder’s equity interest, and calculated in constant currency as of the payment date of each installment. The amount is expressed in the currency defined as approved by the Ordinary and Extraordinary General Shareholders' Meetings. The first installment was collected as of June 30, 2025.

34. Subsequent events

Sales of “Ramblas del Plata” lots – IRSA

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

Related Party Transaction

On August 29, 2025, we informed that the Company had approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

This investment is made with the purpose of diversifying part of the Company’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund.

In accordance with the provisions of Chapter III of the rules of the Argentine Securities Commission and Article 110, section h) of Capital Markets Law No. 26,831, the Company’s Audit Committee has issued its opinion with no objections to the transaction, which is available to shareholders at the Company’s headquarters.

Acquisition of the Al Oeste Shopping

On September 17, 2025, we informed that the Company has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

With this acquisition, the Company’s shopping mall portfolio now includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, to address, among other topics, the following:

-

Consideration of the financial result for the fiscal year ended June 30, 2025, amounting a profit of ARS 195,678 million. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 164,000 million.

Warrants exercise

On September 30, 2025, we informed that between September 17, 2025, and September 25, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.1 million, equivalent to ARS 4,199 million, were received, for converted warrants of 7,110,930 and a total of 10,536,907 common shares of the Company with a nominal value of ARS 10 were issued.

