Form 20-F/A
period 2026-03-06
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2026-06-30
CIK 933267

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

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended June 30, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 24, 2025 (the “2025 Form 20-F”). The Company is filing this Amendment to provide separate unaudited consolidated financial statements and related notes of Banco Hipotecario S.A. (“Banco Hipotecario”) as of and for the fiscal year ended December 31, 2025 (the “2025 Unaudited Financial Statements of Banco Hipotecario”) and separate audited consolidated financial statements and related notes of Banco Hipotecario S.A. as of and for the fiscal year ended December 31, 2024, including the report of independent auditor relating thereto (the “2024 Audited Financial Statements of Banco Hipotecario” and, together with the 2025 Unaudited Financial Statements of Banco Hipotecario, the “Financial Statements of Banco Hipotecario”), as required under Rule 3-09 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Banco Hipotecario was a significant subsidiary of the Company under Rule 3-09 of Regulation S-X under the Exchange Act for the Company’s fiscal year ended June 30, 2024, but not for the Company’s fiscal year ended June 30, 2025.

This Amendment consists solely of the cover page, this explanatory note, the Financial Statements of Banco Hipotecario, and certifications of our chief executive officer and chief financial officer. Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in any part of the 2025 Form 20-F or reflect any events that have occurred after the 2025 Form 20-F was filed on October 24, 2025. The filing of this Amendment, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2025 Form 20-F are true and complete as of any date subsequent to October 24, 2025.

This Amendment should be read in conjunction with the 2025 Form 20-F and our other filings with the SEC.

 PART III

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(23)	Amended and restated “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
2.1(1)	Deposit Agreement among us, The Bank of New York Mellon, as Depositary, and the holders from time to time of Global Depositary Receipts issued there under.
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

2.5(23)
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

4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated August 23, 2007.
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, CRESUD and Alto Palermo, dated February 24, 2014.
4.10(12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13(15)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2020.
4.16(19)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2021.
4.17(20)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 12, 2022.
4.18(20)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 14, 2023.
4.19(22)	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
4.20(23)	English translation of the Seventeenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated September 30, 2025.
8.1(23)	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97(22)	Incentive Compensation Clawback Policy.
99.1(23)	Consent of independent appraiser Newmark.
99.2(23)	Summary of investment properties by type as of June 30, 2025 (in accordance with Regulation S-X 12-28 (1)).
99.3*
Unaudited consolidated financial statements of Banco Hipotecario S.A. as of and for the fiscal year ended December 31, 2025 and audited consolidated financial statements of Banco Hipotecario S.A. as of and for the fiscal year ended December 31, 2024.

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
(19) Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2021.
(20) Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2022.
(21) Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2023.
(22) Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 23, 2024.
(23) Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 24, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the 2025 Form 20-F on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: June 30, 2026	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer

3

&#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD; &#xD;