Form 20-F
period 2026-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2026-10-21
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 846,115,922.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Juan Francisco Mendez Juan M. Naveira
ZBV Abogados	Simpson Thacher & Bartlett LLP
Eduardo Madero Avenue 942, 25th Floor C1106ACW City of Buenos Aires Argentina	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“Annual Report”: this annual report;
•	“AHT”: Tourism Hotels Association (Asociación de Hoteles de Turismo);
•	“ANSES”: Argentine Social Security Agency (Administración Nacional de la Seguridad Social);
•	“ARCA”: Revenue and Customs Control Agency (Agencia de Recaudación y Control Aduanero)
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734, 27,739 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024, and the notes thereto;
•	“A3 Mercados”: A3 Mercados S.A.
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of IRSA Inversiones y Representaciones S.A.;
•	“BOPREAL”: Bonds for the Reconstruction of a Free Argentina (“Bonos para la Reconstrucción de una Argentina Libre”);
•	“BrasilAgro”: BrasilAgro Companhia Brasileira de Propriedades Agricolas Ltda;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“Caja de Valores”: Argentine depositary authorized to act in accordance with the CML (Caja de Valores S.A.);
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: Argentine Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV pursuant to General Resolution No. 622/2013, as amended, supplemented or replaced from time to time;
•	“Code”: Internal Revenue Code of 1986, as amended;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the coronavirus, pneumonia originating in Wuhan, China;
•	“CPI”: Cumulative Variation of the Consumer Price Index;
•	“CPF”: Collective Promotion Fund;
•	“Credit Card Law”: Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361;
•	“CRESUD”: Cresud S.A.C.I. F. y A.;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“Deposit Agreement”: the deposit agreement, dated as of May 24, 1994, as amended, between us and the GDS Depositary
•	“Dolphin B.V.”: Dolphin Netherlands B.V.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Fair Price Provision”: fair price provision included to the Company’s bylaws;
•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad Autónoma de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDRs”: Global Depositary Receipts, which represent the GDSs;

•	“GDSs”: Global Depositary Shares each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement;
•	“GDS Depositary”: The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“HASAU”: Hoteles Argentinos S.A.U.;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment Disputes;
•	“IFRS Accounting Standards”: International Financial Reporting Standards Accounting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“IMF”: International Monetary Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INDEC”: Argentine Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA” or “the Company”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MERCOSUR”: Common Market of the South (Mercado Común del Sur);
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NIS”: New Israeli Shekel;
•	“NYSE”: New York Stock Exchange;
•	“OEH”: Hotel Economic Observatory (Observatorio Económico Hotelero);
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“Pamsa”: Panamerican Mall S.A.;
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“Shefa”: Shefa Investments S.A. (formerly We are appa S.A.);
•	“TAP”: Tax on Personal Assets;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAM”: Vista al Muelle S.A.;
•	“VAT”: Value Added Tax;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2013 COSO Report”: Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission;
•	“2023 Plan”: the terms and conditions for the acquisition of the common shares issued by the Company approved on June 15, 2023 by the Board of Directors.

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America, other developed and/or emerging markets;

•	the policies of the current administration in Argentina, including the ability of the current administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

•	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine Government;

•	inflation and interest rates;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, including volatility in domestic and international financial markets;

•	fluctuations and decreases in exchange rates relative to the Peso and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

•	fluctuations in the aggregate principal amount of Argentine public debt outstanding and any default on Argentina’s sovereign debt;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulations and changes in law or in the interpretation by courts;

•	risks related to climate change;

•	adverse legal or regulatory disputes or proceedings;

•	the impact of Argentina’s programs with, and debt obligations to, the IMF;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation, or other acts;

i

•	price fluctuations and the overall state of the real estate market;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	our ability to retain key members of our senior management, and our relationship with our employees;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	disruptions in supply chains or increases in the cost of key construction materials, energy and other inputs;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	threats of cybersecurity breaches, technological changes and our potential inability to implement new technologies;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	changes in environmental, sustainability and ESG-related regulations, including potential reporting requirements, green building codes and energy efficiency standards;

•	labor disputes or shortages affecting our operations or third-party contractors; and

•	the risk factors discussed under “Risk Factors”.

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

Our Audited Consolidated Financial Statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024, and the notes thereto, are included beginning on page F-1 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 20, 2026 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

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

iii

Unless otherwise indicated, we have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 1,482.00 per USD 1.00 as of June 30, 2026. The average seller exchange rate for fiscal year 2026, quoted by Banco de la Nación Argentina was ARS 1,398.53. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,524.50 per USD 1.00 as of October 19, 2026. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 10. Additional Information—D. Exchange Controls.”

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

iv

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina

•	We depend on macroeconomic and political conditions in Argentina.

•	Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

•	Economic and political developments in Argentina, including changes in government policies and the regulatory environment, could adversely affect the Argentine economy and the sectors in which we operate.

•	The maintenance or implementation of additional exchange controls, restrictions on transfers abroad and restrictions on capital flows could limit the availability of international credit and could threaten the financial system.

•	Inflation could adversely affect the Argentine economy and our operational results.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

Risks Relating to our Business

•	We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	Our performance is subject to the risks associated with our properties and with the real estate industry.

•	We could be adversely affected by decreases in the value of our investments.

•	Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due and our capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

•	Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

•	The loss of tenants could adversely affect our operating revenue and value of our properties.

•	We may face risks associated with acquisitions of properties.

•	Our future acquisitions may not be profitable.

Risks Relating to our Investment in Banco Hipotecario

•	The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

•	The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

•	Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

•	Potential adverse effects of Consumer Protection Law and class actions on Banco Hipotecario.

Risks Relating to our GDSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and GDSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	If we are considered to be a PFIC for United States federal income tax purposes, United States holders of our common shares or GDSs would suffer negative consequences.

•	Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

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

Substantially all of our assets, property and customers are located in Argentina. Developments in the macroeconomic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine Government from time to time, have had and are expected to continue to have a significant impact on our business, the quality of our assets, results of our operations, and our financial condition. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina. Argentina is an emerging market country, and investing in emerging markets generally entails additional risks.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high levels of inflation, and currency devaluation, and may experience further volatility in the future.

Argentine economic conditions depend on a variety of factors, including the following: (i) domestic production, international demand, and the prices of Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) fiscal deficits or surpluses of the Argentine Government and the level of expenditure by the Argentine Government; (vi) Argentina Government public debt levels; (vii) foreign and domestic investment and financing; (viii) governmental policies and the legal and regulatory environment; (ix) fluctuations in the Central Bank's international reserves; (x) labor disputes and strikes; (xi) the level of unemployment; and (xii) political instability and social tensions.

In 2025, Argentina’s GDP increased by 4.4% compared to 2024, according to data published by the INDEC. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities. According to the World Bank, in its Latin America and the Caribbean Economic Update published in October 2026, Argentina’s GDP is projected to grow by 2.1% in 2026, 3.0% in 2027 and 3.5% in 2028. Likewise, according to the IMF’s World Economic Outlook report published in October 2026, Argentine GDP is projected to grow by 2.1% in 2026 and 3.5% in 2027. However, these estimates may not be realized.

On December 10, 2023, Javier Milei took office as President of Argentina and committed to implementing significant economic reforms. Since the Argentine administration took office, it has implemented a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector, including the suspension of public works tenders and the reduction of energy and transportation subsidies, and additional measures are expected to be adopted in the future. However, we cannot assure you that the current Argentine administration will be able to implement these measures, considering that it does not hold a majority of the representatives in either chamber of the Argentine Congress. The Argentine economy may be adversely affected if political and social pressures inhibit the Argentine Government's implementation of policies designed to control inflation, generate growth, and improve consumer and investor confidence, or if the policies implemented by the Argentine Government to achieve these objectives are not successful. These developments could materially affect our financial condition and results of operations.

Likewise, fiscal adjustment measures implemented by the Argentine Government, including reductions in public spending and the elimination of subsidies, could generate a contraction in domestic demand and a slowdown in economic activity in the short term. A contraction in economic activity could adversely affect demand for our products and services, access to financing, employment levels, and consumer purchasing power, which could have a significant adverse effect on our business, results of operations, and financial condition.

We cannot assure you that a decrease in economic growth or political conditions in Argentina will not adversely affect our business, financial condition, or results of operations, and cause the market value of our common shares and GDSs to decline.

Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso experienced a nominal depreciation against the U.S. dollar of 40.0%, 27.7% and 356.3% in 2025, 2024 and 2023, respectively. In 2025, the depreciation of the Argentine Peso exceeded the inflation rate for 2025, which was 31.5%, according to the INDEC. Among the factors that may influence the evolution of the exchange rate is the level of the Central Bank's international reserves, which have fluctuated significantly in recent years. As of October 15, 2026, the Central Bank’s international reserves totaled USD 50,043 million.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine companies to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government's ability to honor its external debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a result of a loss of external competitiveness. An appreciation of this nature could also negatively affect economic growth and employment, as well as reduce, in real terms, public sector revenues from tax collection. These factors could have a significant adverse effect on our business, our results of operations, and our ability to meet our debt payment obligations on their respective maturity dates, as well as negatively affect the market value of our common shares and GDSs.

We cannot predict whether, and to what extent, the value of the Argentine Peso will depreciate or appreciate against the U.S. dollar or other foreign currencies, or how these uncertainties will affect our business.

Economic and political developments in Argentina, including changes in government policies and the regulatory environment, could adversely affect the Argentine economy and the sectors in which we operate.

The Argentine Government has historically exercised significant influence over the economy, and the Company has operated in a highly regulated environment. In the past, Argentine administrations have intervened directly in the economy, including through expropriations and nationalizations, the imposition of price controls and exchange controls, the establishment of minimum salary levels and mandatory employee benefits, restrictions on capital flows, and other measures that limited private sector activity.

Since December 2023, the current Argentine administration has sought to implement policies focused on deregulation, reducing state intervention in the economy, fiscal adjustment, and market liberalization. While these policies seek to promote private sector activity and foreign investment, several of these measures have been challenged in Congress and submitted to judicial proceedings. In addition, these measures remain subject to economic and social challenges, and their long-term sustainability is uncertain.

In 2023, the PEN enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regulate the economy. In addition, on June 27, 2024, the Argentine Congress approved the Ley de Bases which declared a public emergency in administrative, economic and financial matters until July 8, 2025, and delegated a series of legislative powers to the PEN until that date. As of the date of this Annual Report, the impact that the reforms adopted by the current Argentine administration will have on the Argentine economy as a whole, and the financial sector in particular, remains uncertain and cannot be predicted. Despite the announced measures from the current Argentine administration aimed at reducing state intervention in the private sector, the level of intervention in the economy by the Argentine Government may increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. In March 2026, the PEN enacted the Argentine Labor Modernization Law which introduces substantial modifications to the employment contracting regime, severance payments, working hours, collective bargaining agreements, and the right to strike, with the objective of reducing labor informality and promoting private investment. The adoption of this law generated strong union and social resistance in Argentina, with massive demonstrations and threats of general strikes. The law has been subject to a number of judicial challenges, and the constitutionality of certain provisions remains under judicial review. Further judicial decisions could affect the implementation or enforceability of this  law.

On July 31, 2026, the PEN submitted to the Argentina Congress a bill to amend the Organic Charter of the Central Bank. The bill aims to strengthen the Central Bank’s functional and financial independence and restrict its ability to provide financing to the public sector, among other matters. On August 27, 2026, the Chamber of Deputies approved the bill with certain amendments, and the bill was referred to the Senate for its approval. On September 24, 2026, the Senate approved the bill with amendments and referred it back to the Chamber of Deputies for consideration of such amendments. As of the date of this Annual Report, the bill has not been enacted into law, and its ultimate scope and potential impact remain uncertain.

Existing and future measures may adversely affect Argentina’s international competitiveness, discouraging foreign investment and borrowing by foreign investors or increasing the outflow of foreign capital, which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. In addition, no assurance can be given that, in the future, additional monetary or exchange restrictions or controls will not be imposed by the Argentine Government. Any restriction on the transfer of funds abroad imposed by the Argentine Government could undermine our ability to pay dividends on our GDSs or make payments (of principal or interest) under our outstanding U.S. dollar-denominated indebtedness, as well as to meet any other foreign currency-denominated obligation.

In 2027, presidential elections are expected to take place in Argentina. The impact of these elections and any measures taken by the Argentine Government on the Argentine economy, as a whole and in the banking sector in particular, remains uncertain. A change in the Argentine Government administration could lead to the reintroduction of measures such as expropriations, nationalizations, mandatory contractual modifications, price controls, exchange controls, or changes in tax policies, including tax increases and retroactive claims. In addition, there can be no assurance that the economic and regulatory policies implemented by the current administration will continue following the election cycle or that a future administration will not adopt policies that differ materially from those currently in effect.

We cannot assure that the Argentine economic, regulatory, social, and political framework, or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our common shares and GDSs, our business, financial condition, and/or results of operations.

The maintenance or implementation of additional exchange controls, restrictions on transfers abroad and restrictions on capital flows could limit the availability of international credit and could threaten the financial system.

In the past, the Argentine Government has increased controls over the sale of foreign currency, limiting the transfer of funds abroad. The measures taken by the Argentine Government significantly restricted access to the official MULC and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-to-U.S. dollar exchange rate differed substantially from the official Peso-to-U.S. dollar exchange rate. Exchange controls were applied with respect to access to the MULC by Argentine residents for savings and foreign investment purposes, payment of external financial debts abroad, payment of foreign currency dividends abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle export earnings from goods and services in Pesos, among other matters.

The current Argentine administration has adopted measures to ease foreign exchange restrictions, including lifting substantially all the restrictions that applied to individuals who seek to access the official exchange market. As of the date of this Annual Report, foreign exchange restrictions applicable to legal entities remain in effect in Argentina. Foreign exchange restrictions could adversely affect our ability to access the international capital market, our ability to make principal and interest payments on debt and other amounts abroad, which in turn could adversely affect our business and results of our operations. We cannot predict how the current exchange restrictions will evolve or what additional measures could be adopted in the future by the Argentine administration.

On April 11, 2025, Argentina adopted a managed floating exchange rate regime with intervention bands, allowing the U.S. dollar rate to fluctuate within a predetermined range.

On December 15, 2025, the Central Bank announced a new monetary policy phase effective January 1, 2026, adjusting the bands monthly based on prevailing inflation levels to mitigate episodes of excessive volatility while allowing the exchange rate to fluctuate according to market conditions. In the first months of 2026, the Central Bank purchased approximately USD 4.0 billion in foreign currency under this policy. However, we cannot assure that the Central Bank will be able to continue purchasing foreign currency at the current pace, the frequency of such purchases, or whether these purchases will be sufficient to meet Argentina’s upcoming foreign currency-denominated debt obligations, which could adversely affect Argentina's access to international financing and, consequently, our business, financial condition and results of operations. As a result of these measures, the gap between the official exchange rate and other informal exchange rates that arise implicitly from certain capital market transactions narrowed significantly in 2025.

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

Inflation could adversely affect the Argentine economy and our operational results

Historically, inflation has materially undermined the Argentine economy and its ability to create conditions conducive to economic growth in Argentina. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively affecting long-term credit markets.

In recent years, Argentina has faced inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. The current Argentine administration has implemented certain measures related to price deregulation in the supply of food, health insurance, communications, transportation, electricity and gas tariffs, and gasoline prices, which have affected prices and created additional inflationary pressure during December 2023 and 2024.

According to data published by the INDEC, during 2024 there was a significant deceleration of year-on-year inflation with respect to 2023, which continued during 2025. During 2024, The cumulative variation of Argentina’s CPI was 117.8%, representing a significant deceleration compared to the 211.4% recorded in 2023. During 2025, Argentina’s CPI was 31.5%, the lowest since 2017. Despite this deceleration, inflation continues to be high. During 2026, CPI rates were 2.9% in January, 2.9% in February, 3.4% in March, 2.6% in April, 2.1% in May, 1.9% in June, 2.1% in July, 1.7% in August, and 1.9% in September. On October 6, 2026, the Market Expectations Survey of the Central Bank projected inflation of 1.8% for October, 1.7% for November, and 1.9% for December 2026, as well as a cumulative inflation of 30.3% for the full year 2026. We cannot assure you that the Central Bank’s projections will effectively be verified, and that the fiscal and monetary policies adopted by the Argentine Government would be sufficient to sustain such a downward inflation trajectory.

As of the date of this Annual Report, the Argentine Government has partially restored price stability through fiscal and monetary policies based on a primary surplus. If such policies cannot be maintained, or in the future cease to be effective, an acceleration in inflation rates could be expected, with adverse effects on economic activity and on our financial position. A high rate of inflation affects Argentina's external competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity, and undermining confidence in Argentina's banking system, which may further limit the availability of domestic and international credit for businesses.

In addition, a portion of Argentina's debt continues to be adjusted by the "CER," a monetary index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in Argentine external debt, in whole or in part, and consequently in Argentina's financial obligations, which could exacerbate pressure on the Argentine economy. An inflationary environment could undermine our operating results, adversely affect our ability to finance our businesses' working capital needs on favorable terms, and impair our results of operations.

There is uncertainty as to the effectiveness of the policies implemented by the Argentine Government to control, maintain, and further reduce inflation and the potential impact of those policies in the future. We cannot assure you that inflation rates will not increase in the future or that the measures taken or to be taken by the Argentine Government to control inflation will be effective in the long term. High inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

In the past, the Argentine Government has maintained high levels of fiscal deficit and has regularly turned to the Central Bank to meet a portion of its financing requirements. In 2023, public sector revenues declined by approximately 4.7%, primarily as a result of a significant reduction in revenues due to the drought that occurred in 2023, public expenditures decreased by 4.9%, primarily due to a real-terms reduction in social benefits and subsidies, and the government achieved a primary fiscal deficit of 2.9% of Argentina’s GDP. In 2024, public sector revenues increased by approximately 7.2% in real terms and public expenditures decreased by 4.4% compared to 2023, primarily due to a reduction in public works spending, and the government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP. In 2025, revenues of the Argentine Government decreased by approximately 2.6% in real terms and total expenditures decreased by approximately 2.1% compared to 2024, primarily due to the expiration of the PAIS tax (a tax created by Law No. 27.541 on purchases of foreign currency and certain foreign-currency payments for imports, services and travel abroad), lower income tax collections and a 15.5% decline in export duties, while the Argentine public sector achieved a primary fiscal surplus of approximately 1.4% of Argentina's GDP, compared to 1.8% in 2024.

In 2025, for the second consecutive year, the Argentine public sector accumulated a financial surplus. The financial surplus amounted to ARS 1,453,819 million, resulting from a primary surplus of ARS 11,769,219 million (approximately 1.4% of Argentina’s GDP), less interest payments on public debt, net of intra-public-sector payments on public debt of ARS 10,315,400 million. During the first eight months of 2026, the Argentine public sector accumulated a primary fiscal surplus of approximately 1.1% of Argentina’s GDP and a financial surplus of approximately 0.2% of Argentina’s GDP. In August 2026, the Argentine public sector recorded a primary surplus of ARS 1,990,322 million and a financial surplus of ARS 635,529 million.

On December 26, 2025, the Argentine Congress approved the budget for Argentine for fiscal year 2026, which is the first budget passed under the current administration, which projects a primary surplus of 1.2% of GDP and a zero fiscal deficit. According to legislators involved in the approval process, this marks the first time in 13 years that Argentina has approved a budget with a zero deficit target. In addition, on September 15, 2026, the PEN submitted to the Argentine Congress the draft budget for fiscal year 2027, which is currently under consideration. The draft budget projects real GDP growth of 4.0% in 2027, year-on-year inflation of 18% by December 2027, an exchange rate of approximately ARS 1,848 per U.S. dollar at year-end and a primary fiscal surplus equivalent to approximately 1.3% of GDP.

Despite the current administration's commitment to eliminate the fiscal deficit, and the achievement of a financial and primary fiscal surplus in 2024 and 2025, we cannot assure you that such levels of public spending and public sector revenues can be sustained by the Argentine Government. As a result, we cannot assure you that in the future the Argentine Government will not seek to finance its deficit by obtaining access to the liquidity available at local financial institutions. In such event, government initiatives that increase local financial institutions' exposure to the public sector could affect the liquidity and asset quality of the financial system and have a negative effect on customer confidence in the financial system.

Argentina's ability to obtain financing from international markets could be limited, which could affect its ability to implement reforms and foster economic growth.

The Argentine Government has repeatedly faced difficulties in the payment of its sovereign debt in the past. As a result, the Argentine Government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

Following its external debt default in 2001, Argentina carried out successive debt restructuring processes through exchanges conducted in 2005, 2010, a settlement with holdout creditors in 2016, and a debt exchange in 2020, which achieved majority creditor participation. Although the Argentine Government has reached agreements with the majority of such creditors and, in March 2026, announced a preliminary agreement with the remaining creditors, which led to the suspension of judicial proceedings against the Argentine Government, it cannot be assured that these agreements will be implemented on the anticipated terms or that new claims will not arise.

In 2009, Argentina entered into a swap agreement with the People's Republic of China (China) for CNY 70 billion (approximately USD 9.9 billion). In August 2026, the Argentine Government reached an agreement with China to refinance the swap, pursuant to which the maturity dates of the swap were extended to 2031. A devaluation of the Chinese yuan could affect the value of the debt denominated in that currency and the Central Bank’s reserve balance.

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

Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of USD 12 billion and USD 10 billion, respectively. On July 24, 2025, the IDB approved two additional loans totaling USD 1.2 billion to strengthen fiscal sustainability, improve the business climate, and boost competitiveness under the IDB’s new 2025-2028 country strategy for Argentina. These loans are part of the USD 10 billion financing package that the IDB will provide to Argentina’s public and private sectors over the next three years.

In the past, Argentina has negotiated amendments to its debt instruments with the members of the Paris Club. In 2020, Argentina postponed the payment of USD 2.1 billion which was due in May 2020 and subsequently proposed to extend other maturities and reduce the interest rates of such instruments. After several extensions and a temporary “bridge” loan entered into between Argentina and the members of the Paris Club to avoid default under the existing debt instruments, in October 2022 an addendum was signed rescheduling the payment of USD 1.971 million, reducing the initial interest rate from 9% to 3.9% in the first installments and extending maturities until 2028. In June 2023, Argentina signed bilateral agreements with 15 of the 16 creditor countries to refinance the outstanding debt.

In October 2025, the U.S. Secretary of Treasury announced that the U.S. Government had reached an agreement with the Argentine Government to implement a USD 20 billion currency swap with the Central Bank. The U.S. Secretary of Treasury also reported that the U.S. Department of Treasury had sold U.S. dollars in the Argentine market in exchange for pesos in order to strengthen the stability. In January 2026, the Central Bank reported that these transactions had been settled in December 2025.

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

Due to past or potential future defaults on its indebtedness, and despite recent developments, we cannot assure you that Argentina will have access to international financing in the future, on reasonable terms or at all. If Argentina is not able to access financing, it may not be able to foster economic growth and invest in the country. As a result, we cannot assure you that private companies in Argentina, including us, will have access to financing on reasonable terms or at all, which could adversely affect our business, financial condition and results of operations.

The Argentine economy could be adversely affected as a result of a decline in international commodity prices.

Argentina's economy has historically focused on the production and export of certain commodities, including agricultural products such as grains, fats and oils, beef, and dairy products, and petroleum. Argentina's dependence on the production and export of these commodities has made the country more vulnerable to fluctuations in their prices.

The commodities market is characterized by its volatility. A decrease in commodity prices can adversely affect the Argentine Government's fiscal revenues and the Argentine economy as a whole and, as a result, negatively impact our business, results of operations, and financial condition. Given its dependence on agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts that occurred in Argentine in 2018 and 2023, which can adversely affect agricultural production, reducing fiscal revenues and U.S. dollar inflows. The negative impact that these droughts had on the agriculture sector in Argentina was exacerbated by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. In addition, in 2024, rainfall in the core region of Argentina, the most productive area of the country, was close to the historical average, although in December 2024 rainfall was below the historical average. If any severe weather events, including droughts, occur in the future, productive activities in Argentina, the level of foreign exchange reserves in the Central Bank and the Argentine economy as a whole could be adversely affected.

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

Additionally, on January 3, 2026, the United States launched a series of airstrikes against Venezuela, in which President Nicolás Maduro and his wife, First Lady Cilia Flores, were captured and removed from the country. Following the airstrikes, Venezuela declared a state of national emergency, and the Venezuelan Supreme Court of Justice, as a consequence of Maduro's capture, proclaimed Vice President Delcy Rodríguez as President of Venezuela. We are unaware of the consequences that this U.S. military action may have on Venezuela, the region, and/or globally.

In 2026, the escalation of geopolitical tensions in the Middle East, in particular the conflict with Iran, has generated significant volatility in international energy and commodity markets. In this context, the risk of disruptions to strategic routes such as the Strait of Hormuz, through which a substantial portion of global oil and gas supply transits, has driven increases in international crude oil prices and has generated disruptions in logistics chains, as well as increases in transportation costs and the costs of key inputs such as fertilizers. These events may have mixed effects for Argentina: while an increase in the prices of certain commodities could positively impact export revenues, it could also increase domestic costs, put pressure on inflation, and elevate risk aversion in international markets, raising the cost of access to financing for emerging economies. It cannot be assured that these geopolitical tensions will not intensify or that their effects on international markets will not have an adverse impact on the Argentine economy and, consequently, on our business, financial condition, and results of operations.

A sustained decline in the international price of the main commodities exported by Argentina, or any future weather event or condition, could have an adverse effect on the agricultural sector. This would negatively impact the Argentine Government's revenues and its ability to meet its public debt payments, potentially generating recessionary or inflationary pressures, thereby adversely affecting our business, financial condition, and results of operations.

Developments in other countries and "contagion" effects could have an adverse effect on the Argentine economy and our financial performance.

Although economic conditions vary from country to country, investor perceptions of events occurring in certain countries have substantially affected in the past, and may continue to substantially affect, capital flows and investments in securities issued by entities in other countries, including Argentina.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, our ability to access credit and international capital markets, our financial condition, and our results of operations, which is likely to be more severe in an emerging market economy, such as Argentina.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy.

                On November 3, 2024, the United States held a presidential election in which President Trump was elected president of the United States. Mr. Trump assumed the presidency on January 20, 2025. The U.S. political environment may be affected by the congressional midterm elections scheduled for November 2026, which will determine control of both chambers of the U.S. Congress for the following legislative term. These elections will involve all seats in the U.S. House of Representatives and a portion of the seats in the U.S. Senate, and their outcome could influence the administration’s ability to advance its legislative agenda. Depending on the electoral outcome, changes in congressional leadership could affect the scope or implementation of U.S. economic and trade policies, including measures that may influence tariffs, supply chains, or market access for international exporters operating in or trading with the United States.

On February 5, 2026, Argentina and the United States signed a bilateral trade and investment agreement intended to reduce tariff and non-tariff barriers and expand investment between the two countries. Although the agreement is expected to facilitate increased trade between the two countries, its implementation, scope and interaction with existing or future tariff and trade measures remain subject to regulatory developments and policy decisions. As of the date of this Annual Report, the agreement has not been approved by the Argentine Congress.

In June 2025, following Israeli strikes on Iranian military infrastructure, the United States launched a major air attack targeting Iran’s nuclear facilities at Fordow, Natanz, and Isfahan. The U.S. strikes caused significant damage and marked a dramatic escalation in U.S.-Iran tensions, raising fears of a wider regional war. On February 28, 2026, the United States and Israel further conducted several air strikes on Iran and in retaliation Iran fired ballistic missiles at Israel and targeted at least four U.S. military bases in the Persian Gulf. Since that date, intense military actions and bombings by the United States, Israel and Iran have continued in the Middle East, including reported attacks in other countries, such as Iraq, Saudi Arabia, Qatar and Bahrain. Continuation and further escalation of these conflicts could lead to the involvement of other countries in the conflict. The Argentine administration has publicly expressed its alignment with the United States and Israel in foreign policy matters, which could expose Argentina to diplomatic or trade repercussions from countries or blocs that oppose such positions.

In January 2026, the United States Government carried out a military operation that culminated in the capture and subsequent transfer to the United States of Nicolás Maduro, whose legitimacy as President of Venezuela was questioned by various states and international organizations, generating a scenario of political and institutional uncertainty. As a result, the economic and social situation in Venezuela could worsen, and regional instability and the risk perception of Latin American markets could increase. Likewise, developments in Venezuela, as a country historically relevant to the production and export of hydrocarbons, could increase volatility in international energy markets and affect oil and other commodity prices, with potential effects on the Argentine economy.

Likewise, international geopolitical developments, including armed conflicts and tensions in various regions, have generated and could continue to generate volatility in Argentina’s economy, the financial markets and international energy and commodity prices. The extent to which the conflicts described above may affect Argentina international relations, trade flows and overall economy remains uncertain, and any adverse consequences could in turn negatively impact our business, financial condition and results of operations.

On October 4, 2026, Brazil held the first round of its general elections, in which no presidential candidate obtained the absolute majority of valid votes required to be elected. Right-wing senator Flávio Bolsonaro from Partido Liberal (Liberal Party) received 47.03% of the votes and incumbent President left-wing Luiz Inácio Lula da Silva from Partido dos Trabalhadores (Workers’ Party) received 45.16% of the votes. As a result, the two candidates will compete in a runoff election scheduled for October 25, 2026, with the next presidential term set to begin on January 5, 2027. The outcome of such election remains uncertain and may result in changes to Brazil’s economic, fiscal, trade, environmental, foreign investment or foreign exchange policies. Given Brazil’s importance to Argentina’s economy and regional trade, any material changes in such policies or a deterioration of economic conditions in Brazil could adversely affect economic activity, investment flows and trade in Argentina, which could in turn adversely affect our business, financial condition and results of operations.

In addition, the economic performance of Brazil, one of Argentina's main trading partners, may affect Argentina’s economy. A depreciation of the Brazilian Real against the U.S. dollar has in the past (including the recent months) and would again in the future put additional pressure on the exchange rate for the Argentine Peso against the U.S. dollar. Likewise, a significant depreciation of the Brazilian Real against the U.S. dollar or slower economic growth in Brazil could affect the competitiveness of Argentine exports and demand for Argentine goods, particularly in industrial sectors.

Economic conditions in Argentina may also be adversely affected by public health events in Argentina or abroad, including the outbreak of contagious diseases, or regional or global pandemics, and the measures taken by governments, regulators and businesses to respond to any events.

Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition, and results of operations, and the market value of our common shares and GDSs. We cannot assure you that events in other market countries will not adversely affect our financial performance.

The interruption of the publication of Argentine economic indices, or changes in their calculation methodologies, could affect the projections made by the Company.

In 2014, the INDEC established a new CPI, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. In response to challenges to the credibility of the CPI, as well as other indices published by the INDEC, the Argentine Government declared an administrative state of emergency for the national statistical system and INDEC on January 8, 2016, based on a determination that the INDEC had failed to produce reliable statistical information, particularly with respect to the CPI, GDP, inflation and foreign trade data, as well as poverty and unemployment rates, and temporarily suspended the publication of certain statistical data pending the reorganization of its technical and administrative structure to recover its capacity to produce reliable statistical information. In 2017, the INDEC began publishing a national CPI, which is based on a survey conducted by the INDEC and various provincial statistical offices in 39 urban areas, including each of the provinces of Argentina.

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 643 million and Euro 1,330 million, respectively. The Argentine Government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine Government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million along with the applicable interests. On January 14, 2025, the Court of Appeals requested an order instructing Banco Santander to enforce the Euro 313 million guarantee. As a result, the plaintiffs in the case enforced a Euro 313 million guarantee that Argentina had deposited in March through a letter of credit issued by Banco Santander. In June 2025, the bondholders initiated proceedings in the United States, petitioning the District Court for the District of Columbia to recognize the British judgments in order to enforce them in that country.

In 2026, the INDEC prepared an updated CPI methodology designed to better reflect current consumption patterns by adopting a basket of goods and services based on the 2017–2018 Household Income and Expenditure Survey—replacing the outdated 2004 basket—and reweighting categories (giving greater emphasis to services such as housing, utilities, and transportation) to improve representativeness and international comparability, with publication initially planned for February 2026 using January 2026 data; however, amid controversy over the change, INDEC director Marco Lavagna resigned in early February 2026 and Economy Minister Luis Caputo announced that the methodological update would be postponed until the disinflation process is fully consolidated, meaning the existing CPI formula remains in effect for the time being and prompting debate among economists regarding the credibility and representativeness of Argentina's official inflation figures.

Any future correction or required reformulation of INDEC's indices could result in a decrease in confidence in the Argentine economy, which, in turn, could have an adverse effect on our ability to access the international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our common shares and GDSs to decline.

The Company's operating costs could increase as a result of the promotion or adoption of certain measures by the Argentine Government, as well as pressure from labor unions.

In the past, the Argentine Government has promoted and enacted laws and collective bargaining agreements that imposed on private sector employers the obligation to maintain certain wage levels and to grant additional benefits to their employees. In addition, employers have been under strong pressure from their employees and trade unions to grant wage increases and other benefits.

By means of Resolution No. 4/2026 of the Argentine Council for Employment, Productivity, and the Living Minimum Wage, established that as of October 1, 2026, the living minimum wage in Argentina is ARS 391,200 for monthly-paid workers working the full legal working hours, and ARS 1,956 per hour for hourly workers. Under the resolution, living minimum wages in Argentina will increase from November 2026 until April 2027 on a monthly basis and, effective as of April 1, 2027, the living minimum wage in Argentina is expected to be ARS 437,000 for monthly-paid workers working the full legal working hours, and ARS 2,185 per hour for hourly workers.

Likewise, we cannot assure you that in the future the Argentine Government will not enact measures that result in increases in the living minimum wage and/or in benefits, compensation, or other labor costs that employers must bear. Any wage increase and/or any other increase in labor costs could result in higher costs and a decrease in our results of operations. For more information see “– Labor relations may negatively impact us.”

Failure to adequately address actual and perceived risks of institutional deterioration and corruption could adversely affect Argentina's economy and financial condition.

The absence of a strong and transparent institutional framework for contracts with the Argentine Government and its agencies, and corruption allegations, have affected and continue to affect Argentina. Argentina ranked 104th out of 182 in the Transparency International’s 2025 Corruption Perceptions Index.

As of the date of this Annual Report, there are several ongoing investigations into allegations of money laundering and corruption, which have negatively impacted the Argentine economy and political environment. These investigations include the so-called “Cuadernos” case, which initiated in 2018 and relates to alleged systematic bribery payments in connection with public work contracts, and the “Vialidad” case, in which the Supreme Court confirmed the conviction of former President Cristina Fernández de Kirchner for fraudulent administration in June 2025. In addition, during 2025 and 2026, various investigations and complaints were initiated related to alleged acts of corruption and money laundering involving officials and political figures of the current administration.

We cannot assure you what the outcome of those investigations will be or the impact they could have on political stability, investor confidence, or the business climate in Argentina. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them by investors in their equity and debt securities, and may further experience restrictions on their access to financing through the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Failure to address these matters could increase the risk of political instability, distort the decision-making process, and adversely affect Argentina's international reputation and its ability to attract foreign investment.

We cannot estimate the impact that these investigations could have on the Argentine economy. Likewise, it is not possible to predict the duration of the corruption investigations, which companies could be involved, or how broad the effects of these investigations could be, which may negatively impact the Argentine economy. In turn, decreased investor confidence resulting from any of these matters, among other problems, could have a significant adverse effect on the growth of the Argentine economy, which, in turn, could harm our business, our financial condition, and results of operations and affect the trading price of our common shares and GDSs.

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

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of defaulted bonds issued by Argentina, which have resulted and may result in adverse judgments or attachments against Argentina's assets and limit its financial resources.

There are pending claims against the Argentine Government filed with the ICSID that could result in additional sanctions against the Argentine Government, which in turn could have a substantially adverse effect on the Argentine Government's ability to implement reforms and to foster economic growth. We cannot assure you that the Argentine Government will not fail to fulfill its obligations in the future.

Litigation, as well as ICSID claims against the Argentine Government, have given rise to significant judgments and may give rise to further significant judgments, and could result in attachments or injunctions related to Argentine assets that the Argentine Government intended to use for other purposes. As a result, the Argentine Government may not have all the financial resources necessary to fulfill its obligations, implement reforms, and foster growth, which could have a material adverse effect on the Argentine economy and, consequently, on our business, financial condition, and results of operations. There are pending ICSID claims against the Argentine Government that could result in additional awards against Argentina, which in turn could have a material adverse effect on the Argentine Government's ability to implement reforms and foster economic growth.

On March 31, 2023, the U.S. District Court for the Southern District of New York granted summary judgment in favor of YPF in connection with claims arising from the expropriation of YPF by Argentina in 2012 and the alleged failure to launch a tender offer for the remaining shares, dismissing all claims against YPF. The District Court also awarded approximately USD 16.1 billion in damages, which Argentina appealed. On March 27, 2026, the U.S. Court of Appeals for the Second Circuit reversed the judgment against Argentina, affirmed the dismissal of all claims against YPF and remanded the case for further proceedings. On June 2, 2026, the Second Circuit denied the plaintiffs’ petition for rehearing. On September 30, 2026, the plaintiffs filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court. On October 20, 2026, the District Court formally vacated its 2023 judgment against Argentina, in accordance with the Second Circuit’s decision, and closed the proceedings before the District Court. The plaintiffs’ petition for a writ of certiorari remains pending before the U.S. Supreme Court.

Separately, in January 2025, the U.S. Supreme Court declined to hear Argentina’s appeal in litigation related to its 2001 sovereign debt default, allowing creditors to pursue the attachment of approximately USD 310 million in Argentine assets related to collateral securing Brady Bonds. The litigation stems from Argentina's default on Brady Bonds and other securities following the 2001 economic crisis. Although Argentina subsequently carried out debt restructurings in 2005, 2010 and 2016, certain creditors refused the exchange offers and pursued claims in U.S. courts seeking repayment of their holdings. In 2020, Argentina carried out a debt restructuring which resulted in the restructuring of approximately 99% of the eligible debt. On March 11, 2026, Argentina announced that it had reached an agreement in principle with its remaining holdout creditors, and the parties agreed to a standstill of the pending proceedings while the settlement is finalized. There is no assurance that the settlement will be finalized on the anticipated terms or that new claims will not arise. Continued or renewed litigation could adversely affect Argentina's access to financing and, in turn, our business, financial condition and results of operations.

Any downgrade in Argentina's credit rating or rating outlook could adversely affect both the rating and the market price of the Company's shares.

As of the date of this Annual Report, Argentina's long-term foreign currency debt is rated "B- (Stable)" by Fitch Ratings, "B- (stable outlook)" by S&P Global Ratings, and "B3 (positive outlook)" by Moody's Ratings.

On May 6, 2026, Fitch Ratings upgraded Argentina's long-term sovereign debt rating from "CCC+" to "B-," establishing a stable outlook. However, Fitch cautioned about the persistence of risks associated with the volume of foreign currency debt maturities projected for 2027 and the weakness in net reserve stocks. On June 10, 2026, S&P raised Argentina's long-term foreign currency sovereign credit rating from "CCC+" to "B-," maintaining a stable outlook. S&P noted that Argentina continues to face relevant challenges related to the accumulation of international reserves, the sustainability of economic reforms, and the evolution of the political and financial context. On July 21, 2026, Moody's upgraded Argentina's sovereign rating from "Caa1" to "B3" and changing the outlook from stable to positive.

On June 23, 2026, Morgan Stanley Capital International maintained Argentina as a "standalone" (independent) market, the lowest category in its classification. MSCI noted that, while advances had been observed in macroeconomic and regulatory matters, restrictions persisted that limited foreign investors' access to the Argentine market, and therefore the country was not included among the markets considered for potential reclassification in that review.

Notwithstanding the foregoing, a downgrade, suspension, or withdrawal of the credit ratings of Argentine companies could give rise to the following consequences, among others: (i) an increase in financing costs and other difficulties in obtaining funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements.

Climate change-related risks may adversely affect Argentina’s economy

The Argentine economy may be affected by climate related events, including droughts, wildfires, and severe flooding, which are unpredictable and may be exacerbated by the effects of climate change. As of the date of this Annual Report, Argentina is experiencing an El Niño event, and the Argentine National Meteorological Service reported a 100% probability that El Niño conditions will persist during October and November 2026. Such conditions may contribute to changes in precipitation patterns and increase the risk of extreme rainfall and flooding in certain regions of Argentina. The risks associated with climate change could manifest in difficulties of Argentina to access capital due to public image issues with investors and increased costs to the Argentine Government due to the implementation of energy transition policies which may lead to increasing electrification in urban mobility.

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

As of June 30, 2026, our consolidated financial gross debt amounted to ARS 1,006,699 million. We are generating sufficient funds from our operating cash flows to meet our debt service obligations and our ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

As of June 30, 2026, most of our revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in Buenos Aires and a substantial portion of our revenue is derived from such properties. Although we own properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, we could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect our ability to comply with our debt service and fund operations.

The loss of tenants could adversely affect our operating revenue and value of our properties.

Although no single tenant represents more than 5.8% of our revenues in any fiscal year, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of our shopping mall properties could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies.

If upon expiration of a lease for any of our properties a tenant does not renew its lease, or upon termination of a lease for any of our properties, we may not be able to lease the property to a new tenant promptly, may need to incur capital expenditures to re-condition, renovate or re-lease the relevant properties to attract new tenants, and the terms of any renewal or new lease (including the cost of renovations or tenant improvements) may be less favorable to us than the current lease terms. Any delays in re-leasing vacant properties, or the inability to re-lease them at comparable rental rates, could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may face risks associated with acquisitions of properties.

As part of the Company’s growth strategy, we have acquired, and intend to do so in the future, properties, including large properties, that tend to increase the size of our operations and potentially alter our capital structure. Although we believe that the acquisitions we have completed in the past and that we expect to undertake enhance the Company’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms or at all, particularly in periods of rising U.S. interest rates and tighter monetary policy by the Federal Reserve, which may increase borrowing costs and reduce access to financing for Argentine sovereign and corporate issuers;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than the Company’s estimates;

•	acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures;

•	we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into the Company’s organization and to manage new properties in a way that allows it to realize cost savings and synergies.

•	competition from other potential acquirers may significantly increase the purchase price of a desired property; and

•	we may spend significant time and money on potential acquisitions that we are unable to make as a result of the lack of satisfaction of customary closing conditions included in the agreement for the acquisition of properties, including the satisfactory completion of due diligence investigations.

If we are unable to find suitable acquisition targets, or if we find them and are unable to complete the acquisitions on favorable terms or to manage acquired properties to meet our goals, our business, financial condition, results of operations and prospects or the market price of our GDSs could be materially and adversely affected.

In addition, we face risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, including, in particular, the risk that we overestimate the value of the property, the risk that the cost or time to complete the renovation or redevelopment will exceed our budget and the risk that the relevant location is never developed. Those delays or cost overruns may arise from:

•	shortages of materials or skilled labor;

•	a change in the scope of the original project;

•	the difficulty in obtaining necessary zoning, land-use, environmental, health & safety, building, occupancy, antitrust and other governmental permits;

•	economic or political conditions affecting the relevant location;

•	an increase in the cost of building materials and equipment;

•	the discovery of structural or other latent defects in the property once construction has commenced; and

•	delays in securing tenants.

Any failure to complete a development project in a timely manner and within budget or to lease the project after completion could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our GDSs.

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

According to the International Monetary Fund's 2025 analysis, the real estate sector in China accounts for approximately 20% of China’s economic activity, and more than two-thirds of household wealth is tied to the real estate sector.

We cannot predict whether, or to what extent, the uncertainty arising from the property crisis in China may affect our business, stabilize the markets or increase liquidity and the availability of credit.

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

According to INDEC, as of June 2026, the manufacturing industrial production index for textiles, clothing, leather and footwear recorded a year-on-year decrease of 10.8% compared to the same month of the previous year, while the cumulative figure for the first six months of 2026 decreased by 17.1% compared to the same period of 2025. Meanwhile, in May 2026, the total sales index at constant prices in shopping malls increased by 11.9% compared to the same month of 2025. The cumulative figure for January-May 2026 decreased by 2.1% compared to the same period of 2025. Likewise, according to INDEC, during the first quarter of 2026, public consumption decreased by 2.4%, while private consumption increased by 0.8%, in both cases compared to the previous quarter and on a seasonally adjusted basis.

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

The spread of land takes has revived an old debate in Argentina. There is a conflict between two groups that claim, on the one hand, a right to decent housing, and on the other hand a group that claims that the right to private property should be respected. Argentina’s constant and cyclical economic crises over the past 50 years have also caused poverty to rise sharply, so less people can access a roof, resulting in a housing deficit.

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

Changes in the regulatory framework applicable to lease agreements could affect our contractual flexibility and operating results.

The regulatory framework applicable to lease agreements in Argentina has undergone significant changes in recent years. In December 2023, the PEN issued Decree of Necessity and Urgency No. 70/2023, which repealed Law No. 27,551 and amended various provisions of the Argentine Civil and Commercial Code. Among other matters, the Decree eliminated certain statutory minimum terms for lease agreements and expanded the parties’ autonomy to agree on the currency of payment, the mechanism and frequency for adjusting rent and other contractual terms and conditions.

However, although Decree 70/2023 is currently in force and applicable, its consideration by Congress remains pending. In this regard, while the Senate rejected the Decree, the Chamber of Deputies has not yet ruled on it. Consequently, we cannot assure that the regime introduced by the Decree will remain in force without modifications or that, in the future, provisions similar to those set forth under the prior regulations, which imposed greater limitations on contractual freedom in connection with lease agreements, will not be reinstated, in whole or in part. In addition, the Decree has been subject to various legal challenges, and therefore it cannot be ruled out that future judicial decisions may affect its application or validity.

Any amendment to the current regulatory framework that reduces flexibility in negotiating the terms and conditions of lease agreements, including the term of the agreements, the currency of payment, rent adjustment mechanisms or other commercial terms, could affect IRSA’s ability to manage its lease portfolio under market conditions, which could have a material adverse effect on its business, operating results, financial condition or prospects.

Under the regulations governing lease agreements, IRSA is exposed to the risk that its tenants may exercise their termination rights, which could have a material adverse effect on its business and operating results. IRSA cannot assure that its tenants will not exercise such rights, particularly if rental amounts stabilize or decrease in the future or if economic conditions continue to deteriorate. In addition, IRSA cannot currently predict how Decree 70/2023 may affect its business, operating results or financial condition.

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

Climate change implies multiple drivers of financial risk that could adversely affect us:

•	Transition risks: the move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

•	Physical risks: discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with.

•	Liability risks: parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

•	Credit risks: physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•	Market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	Operational risks: severe weather events could directly impact business continuity and operations both of customers and our operations.

•	Regulatory compliance risks: increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations, including potential ESG reporting requirements, green building codes and energy efficiency standards, requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•	Conduct risks: increasing demand for “green” products where there are differing and developing standards or taxonomies.

•	Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our client vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

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

As of the date of this Annual Report, Argentina is experiencing an El Niño event, and the Argentine National Meteorological Service reported a 100% probability that El Niño conditions will persist during October and November 2026. Such conditions may contribute to changes in precipitation patterns and increase the risk of extreme rainfall and flooding in certain regions of Argentina.

Flooding and other extreme weather events may cause physical damage to our properties, developments and infrastructure, increase maintenance, repair and insurance costs, delay or disrupt construction and development activities, restrict access to or the use of certain properties, and adversely affect the value, occupancy or demand for properties located in areas exposed to flooding or other climate-related risks. Any of these events could adversely affect our financial condition and results of operations.

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

Our tenants operate in certain specific economic sectors, and our business may be adversely affected by an economic downturn in any of those sectors. A significant portion of our rental income is derived from tenants operating in the retail, gastronomy, entertainment and services, among other sectors, which are highly sensitive to consumer spending, economic cycles and changes in consumer preferences. An economic downturn or adverse event affecting any of these sectors could result in increased tenant defaults, higher vacancy rates or pressure to reduce rental rates, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

We are engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	lack of affordable financing alternatives in the private and public debt markets;

•	sale prices of residential units may be insufficient to cover development costs;

•	construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•	construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

•	changes in our tenants’ demand for rental properties outside of Buenos Aires; and

•	shortages of construction materials or disruptions in supply chains, including increases in the cost of key inputs such as cement, steel and other building materials, which could delay projects or increase costs beyond original estimates.

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

In addition, the Company’s business is exposed to fluctuations in the prices of raw materials and key inputs used in the construction, maintenance and operation of its properties. Substantial increases in the prices of commodities such as steel, cement and energy could result in higher construction and operating costs. To the extent that the Company is unable to pass along these increased costs to its tenants through rent adjustments, its operating margins could be materially and adversely affected. Growing demand for labor, especially when coupled with shortages of qualified construction workers, may also result in significant wage inflation and delays in the Company’s development projects, which could have a material adverse effect on its business, financial condition and results of operations.

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

Disruptions in the supply of utilities and public services could adversely affect the operation of our properties.

The operation of the Company’s shopping malls, office buildings and hotels depends on the adequate and uninterrupted supply of electricity, water, gas and other public services and utilities. Any disruption, shortage or significant increase in the cost of these services could adversely affect the operations of the Company’s properties and the businesses of its tenants, potentially leading to decreased consumer traffic, tenant defaults or increased operating costs. In addition, restrictions or price increases affecting the supply of key resources could affect the construction and maintenance of the Company’s properties. Any of these factors could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Moreover, we cannot assure that we will be able to renew its insurance coverage in an adequate amount or at reasonable prices. It is possible that insurance companies no longer offer coverage for certain types of losses, or, if they do, these types of insurance may be prohibitively expensive.

Furthermore, we cannot be sure that the insurance companies will be able to continue to offer products with sufficient coverage at commercially reasonable rates. If we experience a loss that is uninsured or that exceeds insured limits with respect to one or more of our properties or if the insurance companies fail to meet their coverage commitments to us in the event of an insured loss, then we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties and, if there is recourse debt, then we would remain obligated for any financial obligations related to the properties. Any such losses or higher insurance costs could adversely affect our business, financial condition, results of operations and prospects or the market price of our GDSs.

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

We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.

From time to time, we are or may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our GDSs.

Labor relations may negatively impact us.

As of June 30, 2026, 57.5% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

We or our third-party providers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

We and our third-party providers of goods and services, as applicable, are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals.

The implementation of new laws and regulations on environmental protection, health and safety-related matters in the jurisdictions in which we operate, or in the jurisdictions from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with, including requirements relating to the demands of communities where the real estate is located. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our properties, or projects in construction or any relevant component thereof, which could affect the general operation of these locations or our compliance with any leases at those locations, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our GDSs.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the year ended June 30, 2026, we had fair value gain on investment properties of ARS 193,797 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

In addition, increases in interest rates, may result in higher discount rates being applied in the valuation methodologies used to determine the fair value of investment properties, including shopping centers. As a result, the appraised value of such properties may decline, which could lead to adverse fair value adjustments in our financial statements.

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

As of June 30, 2026, the majority of our liabilities, such as our Series XIV, XVIII, XXII, XXIII, XXIV, and XXV Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars. In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affect our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of our debt in Pesos, which further adversely affects the results of our operations and financial conditions and may increase the collection risk of our leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

Although our operations do not depend exclusively on the internet, cybersecurity remains a critical risk for the Company. We rely on digital systems to manage financial, operational and administrative information. These systems may be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft and other disruptions that could affect our operations and result in financial losses or reputational damage.

We have implemented robust security measures, including multi-factor authentication and ongoing cybersecurity monitoring across our environment, to protect our information and systems. We also raise awareness among our employees regarding cybersecurity practices to mitigate risks. Despite these efforts, we cannot guarantee that our systems are completely free from vulnerabilities.

In the event of a significant cyberattack, we could face disruptions to our operations, fraud or theft of sensitive information, which could adversely affect our financial condition and shareholder confidence. In addition, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on our business.

Although we intend to continue implementing and updating our security technological devices and operating procedures to prevent cybersecurity-related harm, our systems may not be free from vulnerabilities and these security countermeasures may be overcome. If any of these events were to occur, our reputation could be harmed, affecting our business, as well as our results of operations and financial condition.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30, 2026, we own 50% of the equity of Puerto Retiro. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of June 30, 2026, we hold approximately 29.12% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through CRESUD. As of June 30, 2026, such beneficial ownership consisted of 466,459,045 common shares held by CRESUD. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2026, Mr. Eduardo S. Elsztain also beneficially owned approximately 58.5% of our common shares. We cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to our Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of June 30, 2026, IRSA owned approximately 29.12 % of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 3,865,420 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2026, Banco Hipotecario’s total exposure to the public sector was ARS 1,593,878.5 million, which represented 41.2%.

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

Argentina has changed the legal rules that apply to obligations payable in foreign currency. Decree of Necessity and Urgency No. 70/2023 (“Decree 70/2023”) amended the Argentine Civil and Commercial Code to provide that debtors may discharge an obligation only in the currency the parties agreed on, and that courts may not change that currency. Under the prior rule, a debtor could discharge a foreign-currency obligation by paying the equivalent amount in Argentine legal tender. The Argentine Senate voted to reject Decree No. 70/2023 in March 2024. As of the date of this Annual Report, Decree No. 70/2023 therefore remains in force unless and until the Chamber of Deputies also rejects it. If the Chamber of Deputies rejects Decree No. 70/2023, the prior rule would be reinstated, and debtors could again discharge foreign-currency obligations by paying the equivalent amount in Argentine legal tender. We cannot assure you that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank's charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

The exposure of Banco Hipotecario to individual borrowers could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial portion of Banco Hipotecario’s loan portfolio consists of loans to individual customers in the lower-middle to middle income segments of the Argentine population. The quality of Banco Hipotecario’s portfolio of loans to individuals is dependent to a significant extent on economic conditions prevailing from time to time in Argentina. Lower-middle to middle income individuals are more likely to be exposed to and adversely affected by adverse developments in the Argentine economy than corporations and high-income individuals. As a result, lending to these segments represents higher risk than lending to such other market segments. Consequently, Banco Hipotecario may experience higher levels of past due amounts, which could result in higher provisions for loan losses. Recent increases in delinquency levels among Argentine households and businesses may indicate a deterioration in borrowers' repayment capacity. In addition, higher interest rates may increase debt servicing costs for borrowers and further affect their ability to meet payment obligations. If such trends continue or economic conditions deteriorate, Banco Hipotecario may experience higher levels of past due loans, which could require increased allowances for loan losses and adversely affect its results of operations and financial condition. There can be no assurance that the levels of past due amounts and subsequent charge-offs will not be materially higher in the future.

An increase in fraud or transaction errors may adversely affect Banco Hipotecario.

As with other financial institutions, Banco Hipotecario is susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of Banco Hipotecario’s transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors might adversely affect Banco Hipotecario’s reputation, business, the results of operations and financial condition.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. CRESUD, which as of June 30, 2026, owned approximately 55.1% (without considering treasury shares) of our common shares (or approximately 466,459,045 common shares which may be exchanged for an aggregate of 46,645,904 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. For more information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

If we are considered to be a PFIC for United States federal income tax purposes, United States holders of our common shares or GDSs would suffer negative consequences.

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2026, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for them, as well as reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

The Income Tax Law was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities.

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541 and Law No. 27,630, dividends distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to resident individuals, resident undivided estates and foreign beneficiaries are subject to income tax at a 7% rate on profits accrued in fiscal years starting on January 1, 2018 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

In addition to the trading of our GDSs in the United States, our common shares are traded in Argentina. Trading the GDSs or our common shares on these markets will take place in different currencies (U.S. dollars on the NYSE and Pesos on ByMA), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on ByMA could cause a decrease in the trading price of the GDSs on the NYSE. Investors could seek to sell or buy our common shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the GDSs available for trading on the other exchange. In addition, holders of GDSs will not be immediately able to surrender their GDSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the GDS Depositary. This could result in time delays and additional cost for holders of GDSs.

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

Over the last twenty years in Argentina exchange controls and transfer restrictions have been periodically imposed, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since 2019, new regulations have significantly curtailed access to the MULC by individuals and private sector entities.

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that GDS Depositary for the GDSs may hold the Pesos it cannot convert for the account of the GDS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current MULC regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. For more information, please see “Item 10. Additional Information—D Exchange Controls” and “Item 3. Key Information – D. Risk Factors”.

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

Our depositary agent for the GDSs in the United States is the GDS Depositary whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

IRSA, which was founded in 1943, is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

Since 1994, our main subsidiary was IRSA CP. During our fiscal year ended June 30, 2022, we underwent a reorganization process pursuant to which IRSA CP merged into IRSA, and IRSA assumed all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP, effective as of July 1, 2021. The merger of IRSA CP with IRSA as surviving corporation was duly registered by the corresponding Argentine control authorities on April 27, 2022.

Shopping Malls

We are engaged in the acquisition, development and management of shopping malls. Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2026, we own 18 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Terrazas de Mayo, Oeste Outlet (which is currently not operating as it is undergoing refurbishment and is expected to resume operations during the fiscal year ended June 30, 2027), Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping (through a joint venture), Alto Comahue Shopping and Patio Olmos (operated by a third party) and the recently acquired Los Gallegos, totaling 410,356 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). In addition, we are currently developing Distrito Diagonal, a new shopping mall in La Plata, which is expected to commence operations by the end of the fiscal year 2027.

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to initiate the investment in this segment, through the acquisition of premium buildings.

In 2007, through Pamsa, we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional buildings. This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,419 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through Pamsa, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the LEED Gold Core & Shell certification. During the fiscal year ended June 30, 2026, construction began to expand this building by 15,940 square meters.

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “261 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total GLA of 35,000 sqm, 318 parking spaces, services and amenities and obtained the LEED Gold Core & Shell certification. As of June 30, 2026, we own 3,740 sqm, which are fully leased to Globant. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of June 30, 2026, we own a participation in five office buildings of rental office property totaling 58,553 sqm of GLA.

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

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, previously known as “Costa Urbana” or “Solares de Santa María.” After more than 20 years since we acquired the property, on December 21, 2021, a law was passed by the City of Buenos Aires approving the regulations for the development of the property named “Ramblas del Plata.” The Company will have a construction capacity of approximately 866,806 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. We will allocate 50.8 hectares to public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the GCBA. During the fiscal year ended June 30, 2025, we signed 2 sale agreements and 11 barter contracts with various developers for 13 lots of the extended first phase of “Ramblas del Plata” project, representing an estimated sellable area of 110,585 sqm, for an approximately USD 81.1 million. During the fiscal year ended June 30, 2026, commercialization of the project continued with five additional barter agreements and an amendment to an existing agreement. As of June 30, 2026, a total of 18 lots corresponding to the extended Phase 1 had been commercialized through 16 barter agreements and two sales, for an aggregate amount of approximately USD 125.5 million.

We are currently developing the project called “Polo Dot,” through Pamsa, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and the recently opened Zetta building) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 sqm of GLA. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office and hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that we have done in the past with attractive income levels and high occupancy. Additionally, on the plot where the Zetta Building is located, we have a surplus buildable surface of 15,940 sqm. During the fiscal year ended June 30, 2026, construction works started to expand the building, and an amendment to the lease agreement with Mercado Libre S.R.L. was signed to expand its leased area and complementary spaces.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of 78,614 sqm of surface located, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential. As of June 30, 2026, the construction of the new Distrito Diagonal shopping center was approximately 44% complete.

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

In April 2022, as part of the payment for the sale of the Republica Building, we acquired a property, which is made up of four plots and has a frontage of 851 meters on the Buenos Aires - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm. On December 11, 2023, we signed a barter agreement pursuant to which we transferred the land for a real estate project to be developed on the property. As of June 30, 2026, we had sold 47 single-family lots that were acquired under the barter agreement for approximately USD 7.2 million. For more information see “Item 4. Information on the Company – Business Overview – Sale and Development of Properties and Land Reserves – Intangibles – Units to be received under barter agreements – Ezpeleta Plot – Quilmes, Buenos Aires.”

In December 2022, we acquired from the GCBA by public auction a property located at Paseo Colón 245 and 12 parking spaces located at Paseo Colón 275, which is close to “Casa Rosada”, the Argentine Government headquarters. The property, with mixed-use potential, has 13 stories in a covered area of approximately 13,700 sqm and a basement with parking lots.

In October 2025, we acquired a property located on Av. Nazca, Terrada and Av. Gaona in the City of Buenos Aires. The property consists of a plot of land of 8,856 sqm, with potential for future expansion.

Others

Over the years, we have acquired equity interests in Banco Hipotecario. As of June 30, 2026, our equity interest in Banco Hipotecario was 29.12%. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave, whose main asset is a 34-story building with 59,000 sqm of GLA named Lipstick Building, located at 885 Third Avenue, New York, and in a hotel real estate investment trust. As of June 30, 2026, we no longer have any interest in these assets.

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDB Development Corporation Ltd. (“IDBD”). We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of June 30, 2026, we no longer own any capital stock of IDBD, and we have an investment in DIC that amounts to 1.1 million of shares, representing 0.8% of its capital stock which is recorded under “Investments in financial assets” in our consolidated financial statements.

Also, as of June 30, 2026, we own, indirectly, 27.02% of GCDI (previously TGLT) capital stock, a construction and real estate company listed on the ByMA.

In order to expand our business into digitalization and technology, on October 8, 2018, we incorporated Pareto S.A., subsequently known as We are appa S.A., which developed the ¡appa! digital loyalty platform. On June 18, 2026, the company changed its corporate name to Shefa, reflecting its evolution from a company focused on a single operating business into an investment vehicle focused on developing and supporting companies in the retail and technology sectors. Shefa’s portfolio includes ¡appa!, Chocorísimo – Icelabs LLC and Bouldertech. During 2026, Shefa continued to strengthen its technology ecosystem through the addition of new investments in Avenida, Tucán Tech and TurismoCity. As of June 30, 2026, IRSA’s interest in Shefa was 89.44%.

For information about our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Significant acquisitions, dispositions and development of business

Sale of lots and barter agreements – "Ramblas del Plata"

On July 17, 2025, we entered into an addendum to the sale agreement dated January 27, 2025, relating to “Ramblas del Plata,” providing for the substitution of one of the lots subject to that agreement. In consideration of the substitution, the buyer agreed to make an additional cash payment of USD 3.5 million and to deliver functional units in the development to be built on the lot, valued at USD 3.6 million. As a result, the consideration under the original agreement increased by USD 7.1 million (equivalent to ARS 8,953 million), reflecting the 5,000 additional square meters of buildable area of the substituted lot.

On November 7 and December 23, 2025, we signed barter agreements for two lots relating to “Ramblas del Plata,” for approximately USD 11.8 million (equivalent to ARS 20,513 million) which will be paid to us through a cash advance and functional units in the developments to be built on the lots.

Additionally, on February 12 and February 26, 2026, we signed barter agreements for two lots relating to “Ramblas del Plata,” for approximately USD 11.3 million (equivalent to ARS 17,734 million), which will be paid to us through a cash advance and functional units in the developments to be built on the lots.

Additionally, on June 24, 2026, we entered into a barter agreement for one lot relating to “Ramblas del Plata,” for approximately USD 14.2 million (equivalent to ARS 21,121 million), which will be paid to us through a cash advance and functional units in the development to be built on the lot.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of our Audited Consolidated Financial Statements, and generated a gain of ARS 1,620 million, which has been recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of our Audited Consolidated Financial Statements. The barter agreements were recorded as a transfer between the line item “Investment properties” and “Trading properties” of our Audited Consolidated Financial Statements.

Acquisition of the Al Oeste Shopping

On September 17, 2025, we acquired the “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

At the time of the acquisition, the shopping mall was operating below its potential, so the Company plans to reconvert it into an outlet center, to be relaunched under the name “Oeste Outlet” during the fiscal year ending June 30, 2027.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 15,567 million and “Intangible assets” for ARS 1 million, with a recognition of imputed interest for ARS 1,347 million.

Sale of Land Plot in Pilar

On October 17, 2025, we signed a sale agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 sqm. The transaction price amounted to USD 1.2 million, equivalent to ARS 2,106 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 104 million, which was recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of our Audited Consolidated Financial Statements.

Property acquisition

On October 30, 2025, we acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. We intend to refurbish the property.

Córdoba Land Plot Barter Agreement

On January 28, 2026, we signed a barter agreement with a local developer for the transfer of a plot of land owned by the Company, located in the City of Córdoba, adjacent to the Córdoba Shopping area, to be used for the development of a corporate office building. As consideration, the Company will receive full ownership of an open-plan office floor of approximately 979 sqm, together with ancillary rights over parking spaces and an option to acquire additional space in the building. The reference value of the transaction amounts to approximately USD 2.4 million, equivalent to ARS 3,707 million.

This barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of our Audited Consolidated Financial Statements.

Soleil – Lease agreement

On February 9, 2026, we signed a lease agreement for an area of approximately 6,200 sqm located on the premises of Soleil Premium Outlet shopping center. The purpose of the agreement is the construction and operation of retail units, which will be integrated into the existing shopping complex.

The term of the lease, including automatic renewals, is 50 years, and the transaction was recorded as an addition of “Right-of-use assets” and “Lease liabilities” in our Audited Consolidated Financial Statements for ARS 4,902 million.

Corporate reorganization of We are appa S.A. into SHEFA INVESTMENTS S.A.

During the last quarter of the fiscal year ended June 30, 2026, the corporate reorganization of We are appa S.A. was completed, resulting in a single vehicle intended to foster and expand initiatives in the retail and technology sectors named SHEFA INVESTMENTS S.A.

As of June 30, 2026, we hold an 89.44% ownership interest in Shefa, while Ben Iosef Elsztain, CEO of Shefa, together with other strategic investors, holds the remaining 10.56%, and as of the date of this Annual Report, IRSA holds an 81.41% ownership interest in Shefa, and Mr. Ben Iosef Elsztain, CEO of Shefa, together with other strategic investors, hold the remaining 18.49%.

Additionally, as part of the reorganization, Shefa obtained control of BoulderTech Ltd. through the acquisition of an additional ownership interest during 2026, for a consideration of ARS 2,887 million. Prior to such transaction, Shefa held an equity interest in BoulderTech Ltd., which was accounted for as a financial asset amounting to ARS 1,334 million, since the Company did not exercise control over the entity.

As a result of obtaining control, the transaction was accounted for as a business combination in accordance with IFRS 3. On the acquisition date, the previously held interest was included as part of the consideration transferred in determining the value of the business combination, resulting in a total consideration of ARS 4,221 million, and its measurement did not give rise to any effect on profit or loss.

As of June 30, 2026, the accounting for the business combination has been determined only on a provisional basis, as valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and all the information necessary to complete the purchase price allocation has not yet been obtained. Consequently, the amounts allocated to such assets, the related deferred tax liability and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

Acquisition of “Los Gallegos” Shopping Mall

On June 9, 2026, we completed the acquisition of 100% of the share capital of the companies owning the “Los Gallegos” shopping mall, located at Rivadavia 3050, Mar del Plata, province of Buenos Aires, for a total amount of USD 13.5 million, equivalent to ARS 18,990 million. Of this amount, USD 12.5 million (ARS 17,583 million) were paid, while a balance of USD 1 million (ARS 1,407 million) was retained as guarantee. The shopping mall has a leasable area of approximately 10,500 m², including 49 stores, 14 stands, 2 movie theaters, a department store, and 115 parking spaces. With this acquisition, the Company’s shopping mall portfolio reached 18 assets, totaling more than 400,000 m² of GLA.

As of June 30, 2026, the accounting for the acquisition of the “Los Gallegos” shopping mall was determined on a provisional basis, as the independent valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and not all the information required to complete the purchase price allocation has yet been obtained. Accordingly, the amounts allocated to such assets, the related deferred tax liability, and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

For practical purposes, the acquired companies were consolidated as from June 30, 2026. The results of the acquired companies for the period from June 10 to June 30, 2026 were not consolidated, as their effect was not material to our Audited Consolidated Financial Statements.

At its meeting held on September 17, 2026, our Board of Directors resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, to consider a corporate reorganization aimed at enhancing the efficiency of our operating structure, through the merger by absorption into IRSA of Tienda Los Gallegos S.A. and Los Gallegos Martínez Navarro y Cía. S.A. (the wholly owned subsidiaries acquired as part of the “Los Gallegos” shopping mall transaction).

Additionally, on June 8, 2026, we entered into a purchase agreement for the acquisition of a functional unit of 823.77 m² adjacent to the shopping mall, for a total price of USD 1.3 million, equivalent to ARS 1,909 million, payable as follows: (i) USD 0.3 million (ARS 478 million) upon signing of the agreement, and (ii) the remaining USD 1.0 million (ARS 1,431 million) upon execution of the deed of conveyance.

Zetol LTD Transaction – Boating Trust

On June 24, 2026, Zetol LTD, a subsidiary of Liveck L.T.D., transferred a plot of land to the Boating Trust, which was incorporated into the trust estate at an estimated value of approximately USD 8.6 million. As consideration, Zetol LTD will receive 26.92% of the proceeds from the commercialization of residential units and 37.67% of the proceeds from the commercialization of parking spaces in Tower 2 of the “Carrasco Boating” real estate development, equivalent to approximately 2,297 sqm and 27 parking spaces.

The transaction generated a gain of ARS 11,081 million, resulting from the recognition of revenue from the sale of trading properties of ARS 12,377 million and a cost of ARS 1,296 million in the Consolidated Statement of income and Other Comprehensive Income. Additionally, a decrease of ARS 1,296 million was recorded in “Trading properties” in our Audited Consolidated Financial Statements.

For information on significant acquisitions, dispositions and development of business after June 30, 2026, please see “—Recent Developments”.

Recent Developments

Commercialization Progress of “Ramblas del Plata”

On July 30, 2026, we announced that we had entered into a land swap agreement for a lot with a surface area of 2,360 sqm and an estimated total sellable area of 4,500 sqm, corresponding to the extended Phase 1 of the “Ramblas del Plata” project. The transaction amounted to approximately USD 4 million, to be paid to us through a cash advance and sellable sqm to be received in the future.

On August 31, 2026, we announced that we had entered into a land swap agreement for a lot with a surface area of 2,095 sqm and an estimated total sellable area of 7,483 sqm, corresponding to the extended Phase 1 of the “Ramblas del Plata” project. The transaction amounted to approximately USD 6.7 million, to be paid to us through a cash advance and sellable sqm to be received in the future.

Preliminary Merger Agreement – Los Gallegos

On September 8, 2026, we announced that we had entered into a Preliminary Merger Agreement with Tienda Los Gallegos S.A. and Los Gallegos Martinez Navarro y Cía. S.A., both of which are wholly owned subsidiaries of the Company.

Upon obtaining the corresponding corporate approvals and complying with applicable legal and regulatory requirements, we will absorb both companies, consolidating the businesses under a single legal structure and centralizing the management of our real estate and shopping mall operations, with the aim of generating synergies and achieving operational and economic efficiencies. The merger has no impact on the Company's financial information as of June 30, 2026.

On October 8, 2026, we filed the merger prospectus relating to the proposed merger by absorption of Tienda Los Gallegos S.A. and Los Gallegos Martinez Navarro y Cía. S.A. into the Company, including the special financial statements prepared as of June 30, 2026 in connection with the merger.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 17, 2026, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, at 11:00 a.m. at first call, and at 12:00 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of law no. 19,550 for the fiscal year ended June 30, 2026.

3. Consideration of the financial results for the fiscal year ended June 30, 2026, amounting to a profit of ARS 394,080,843,322.03. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 211,000,000,000.

4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2026.

5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2026.

6. Consideration of compensation payable to the Board of Directors ARS 24,293,481,028.85 (total compensation) in excess of ARS 4,589,438,862.75 over the five percent (5%) limit of accrued profits pursuant to section 261 of law no. 19,550 and related regulations, in view of the proposed dividend distribution.

7. Consideration of compensation payable to the Supervisory Committee for ARS 45,755,966.40 for the fiscal year ended June 30, 2026.

8. Determination of the number and appointment of regular Directors and alternate Directors, and determination of their terms of office for up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of certifying accountants for the fiscal year ending June 30, 2027.

11. Approval of compensation payable to Certifying Accountants for the fiscal year ended June 30, 2027.

12. Treatment of the amounts paid as personal assets tax by the Company acting as substitute responsible party on behalf of the shareholders.

13. Consideration of the annual budget for the implementation of the Audit Committee’s annual plan.

14. Consideration of the merger by absorption of Tienda Los Gallegos S.A. (“Tienda los Gallegos”) and Los Gallegos Martínez Navarro y CÍA. S.A. (“Los Gallegos”) with we, and approval of the separate and consolidated merger statements of financial position prepared for such purpose. Consideration of the prior merger agreement for the merger by absorption. authorizations and delegations and appointment of a representative to execute the final agreement and complete the other required filings and procedures.

15. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, BYMA, Caja de Valores S.A. and the IGJ.

Related Party Transaction

On September 22, 2026, we announced that our Board of Directors has approved an additional investment of up to USD 4 million, which may be contributed in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund comprising different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, our Chairman.

This investment is intended to diversify a portion of the Company's liquidity into financial alternatives that may capture growth opportunities in emerging sectors of the Argentine economy, particularly in the precious metals and mining industries. Under the investment agreement, we and/or our subsidiaries will not pay performance fees and will only bear the proportionate share of expenses corresponding to their participation in the fund.

The Audit Committee, having been consulted in accordance with Chapter III of the CNV Rules and Section 110(h) of Capital Markets Law No. 26,831, issued an opinion stating that it had no objections to the transaction described above. Such opinion is available to shareholders at the Company's registered office. As of the date of this Annual Report, neither the Company nor its subsidiaries have made any additional contributions to the fund, whether in cash or in kind.

Repurchase of Series XXV Notes

On October 15, 2026, we repurchased our Series XXV Notes issued on June 8, 2026 for an aggregate principal amount of USD 9 million. The repurchased Series XXV Notes represent 18.0% of the total outstanding principal amount of such series. The repurchase was made at a price equivalent to 100.68% of the principal amount.

B. Business Overview

Our business strategy is based on three fundamental pillars:

Operating profitability:

•	We maximize the return to our shareholders by generating sustainable cash flow growth and increasing the long-term value through the development and operations of commercial properties.

•	Our privileged locations and our leadership position in Argentina, together with our knowledge of the shopping center and office industry, allow us to maintain high occupancy levels and an optimal tenant mix.

•	We seek to strengthen and consolidate the relationship with our tenants through attractive rental conditions, offering a wide range of products and services, as well as administrative and commercial advice to optimize and simplify their operations.

Growth and Innovation:

•	We grow through the acquisition and development of real estate properties, and we have a land reserve with premium locations in Argentina to continue expanding our portfolio with mixed-use projects.

•	We are pioneers in innovative real estate developments due to their format and scale, due to their concept, due to the appreciation of the area where they are located and due to the search for future synergies.

•	We quickly adapt to changes in context and consumption habits, always focusing on the customer to provide the best service through technology and thus enhance their purchasing experience within our shopping centers.

•	We maintain our investment in Banco Hipotecario, the main mortgage loan bank in Argentina, since we believe we can achieve good synergies in the long term with a developed mortgage market.

•	We seek investments outside of Argentina that represent an opportunity for long-term capital appreciation.

Sustainability:

•	We are part of the communities where our business units operate. Through Corporate Social Responsibility actions in our shopping centers and office buildings, we spread and make visible issues of social interest such as inclusion and assistance to the neediest.

•	We plan for the long term and work towards continuous improvement, environmental protection, and sustainable Development, seeking to achieve environmental certification standards in our real estate projects.

•	We continuously work to achieve the highest standards of corporate Governance, with total transparency and responsibility. We take care of our human capital, and we promote inclusion and diversity both in the governing bodies and in the work teams.

Operations and principal activities

Founded in 1943, IRSA is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

•	the acquisition, development and operation of shopping malls,

•	the acquisition and development and management of office buildings and other non-shopping mall properties primarily for rental purposes,

•	the development and sale of residential properties,

•	the acquisition and operation of luxury hotels,

•	the acquisition of land reserves for future development or sale, and

•	selective investments outside Argentina.

Segments

We operate our business through the following five segments: (i) Shopping Malls; (ii) Offices; (iii) Hotels; (iv) Sales and Developments; and (v) Others.

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 2,266,282 million and ARS 1,954,354 million as of June 30, 2026 and 2025, respectively, representing 56.8% and 53.4% of our operating assets at such dates, respectively. Our Shopping Malls segment generated revenues of ARS 368,822 million and ARS 361,288 million for the fiscal years ended June 30, 2026 and 2025, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices. Our Offices segment had assets of ARS 317,259 million and ARS 338,381 million as of June 30, 2026 and 2025, respectively, representing 8% and 9.2% of our operating assets at such dates, respectively. Our Offices segment generated revenues of ARS 29,203 million and ARS 26,796 million for the fiscal years ended June 30, 2026 and 2025, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 62,050 million and ARS 60,408 million as of June 30, 2026 and 2025, respectively, representing 1.6% and 1.6% of our operating assets, respectively. Our Hotels segment generated revenues of ARS 88,748 million and ARS 86,266 million for the fiscal years ended June 30, 2026 and 2025, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 1,072,320 million and ARS 1,069,297 million as of June 30, 2026 and 2025, respectively, representing 26.9% and 29.2% of our operating assets, respectively. Our Sales and Developments segment generated revenues of ARS 28,866 million and ARS 17,042 million for the fiscal years ended June 30, 2026 and 2025, respectively.

Our “Others” Segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires, Shefa and the financial activities carried out by Banco Hipotecario and BACS, as well as other investments in associates. Our “Others” segment had assets of ARS 271,262 million and ARS 238,933 million as of June 30, 2026 and 2025, respectively, representing 6.8% and 6.5% of our operating assets, respectively. Our Others segment generated revenues of ARS 11,300 million and ARS 8,960 million for the fiscal years ended June 30, 2026 and 2025, respectively.

Overview

Shopping Malls

As of June 30, 2026, we operated and owned a majority interest in a portfolio of 18 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), four of which are located in the Greater Buenos Aires area (Alto Avellaneda, Soleil Premium Outlet, Terrazas de Mayo and Oeste Outlet (which is currently not operating as it is undergoing refurbishment and is expected to resume operations during the fiscal year ended June 30, 2027)), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture), Alto Comahue in the City of Neuquén and the recently acquired Los Gallegos in the city of Mar del Plata, Province of Buenos Aires.

As of June 30, 2026, our portfolio’s leasable area totaled 410,356 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 3,739,833 million in the fiscal year 2026, 8.6% lower than 2025, and ARS 4,090,433 million in the fiscal year 2025. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about our shopping malls as of June 30, 2026:

Shopping malls	Date of acquisition/ development	Location	GLA (1)	Number of stores	Occupancy rate (2)	Our ownership interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	21,111	134	96.6	100	50,968
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	39,428	149	95.1	100	47,221
Alto Avellaneda	Dec‑97	Buenos Aires Province	42,261	121	99.1	100	37,042
Alcorta Shopping	Jun‑97	City of Buenos Aires	16,048	104	100.0	100	31,838
Patio Bullrich	Oct‑98	City of Buenos Aires	11,472	89	91.8	100	15,237
Dot Baires Shopping	May‑09	City of Buenos Aires	47,329	157	97.5	80	40,942
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,477	71	99.5	100	16,886
Distrito Arcos	Dec‑14	City of Buenos Aires	14,194	62	100.0	90.0	24,179
Terrazas de Mayo	Dec-24	Buenos Aires Province	33,717	79	95.5	100	10,152
Oeste Outlet (5)	Sep-25	Buenos Aires Province	23,800	—	—	100	—
Alto Noa Shopping	Mar‑95	Salta	19,614	89	88.9	100	10,271
Alto Rosario Shopping	Nov‑04	Santa Fe	35,016	130	99.1	100	35,484
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,637	116	98.8	100	16,803
Córdoba Shopping	Dec‑06	Córdoba	15,424	98	98.0	100	11,624
La Ribera Shopping	Aug‑11	Santa Fe	11,503	67	90.5	50	3,478
Alto Comahue	Mar‑15	Neuquén	11,925	83	99.0	99.95	12,369
Los Gallegos (6)	Jun-26	Buenos Aires Province	10,400	—	—	100	—
Patio Olmos (7)	Sep‑07	Córdoba	—	—	—	100	—
Total			410,356	1,549	97.0		364,494

________________________

(1)	Corresponds to GLA at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective ownership interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto.
(5)	Oeste Outlet is currently not operating as it is undergoing refurbishment.
(6)	Los Gallegos was acquired on June 9, 2026. Operating information will be reported beginning in the first quarter of the fiscal year ended June 30, 2027.
(7)	IRSA owns the historic building housing the Patio Olmos shopping center in the Province of Córdoba, which is operated by a third party.

Tenant retail sales

During the fiscal year 2026, the sales of our shopping malls tenants reached ARS 3,739,833 million, decreasing by 8.6% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires decreased a 7.8% compared to previous fiscal year, from ARS 2,860,931 million to ARS 2,639,180 million during the fiscal year 2026, while those in the interior of the country decreased by 10.5% compared to previous fiscal year, from ARS 1,229,502 million to ARS 1,100,653 million during the fiscal year 2026.

The information presented below does not include: (i) “Oeste Outlet,” which is currently not operating as it is undergoing refurbishment, and (ii) “Los Gallegos,” which we acquired in June 2026 and whose operating information will be reported beginning in the first quarter of the fiscal year ended June 30, 2027.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in millions of ARS)
Alto Palermo	429,093	473,731	546,540
Abasto Shopping	423,585	533,392	570,294
Alto Avellaneda	398,249	458,766	434,678
Alcorta Shopping	264,488	276,670	316,711
Patio Bullrich	130,558	142,903	175,252
Dot Baires Shopping	402,362	369,204	355,587
Soleil Premium Outlet	207,582	258,610	261,995
Distrito Arcos	252,235	279,773	327,465
Terrazas de Mayo	131,028	67,882	—
Alto Noa Shopping	119,176	151,351	168,077
Alto Rosario Shopping	407,254	452,280	440,861
Mendoza Plaza Shopping	225,953	258,450	257,517
Córdoba Shopping Villa Cabrera	112,848	135,207	141,270
La Ribera Shopping (2)	75,126	68,682	68,496
Alto Comahue	160,296	163,532	144,356
Total	3,739,833	4,090,433	4,209,099

________________________

(1)

Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions. Does not include: (i) Oeste Outlet (which is currently not operating as it is undergoing refurbishment), and (ii) the recently acquired Los Gallegos.

(2)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner with a 50% ownership stake.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in millions of ARS)
Clothes and footwear	1,958,536	2,238,777	2,437,778
Entertainment	123,431	120,077	111,924
Home and decoration	139,834	106,859	102,371
Restaurants	508,896	495,549	487,371
Miscellaneous	512,403	553,950	543,278
Services	104,846	102,485	95,847
Home Appliances	372,851	457,054	429,047
Department Store (2)	19,036	15,682	1,483
Total	3,739,833	4,090,433	4,209,099

________________________

(1)

Sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping mall, although in certain cases we own a percentage of less than 100% of said shopping centers. Includes sales from stands and excludes spaces used for special exhibitions. Does not include: (i) Oeste Outlet (which is currently not operating as it is undergoing refurbishment), and (ii) the recently acquired Los Gallegos.

(2)	Currently includes “Ronda”, a multipurpose store located in Dot Baires, composed of 70% gastronomy, 25% entertainment and 5% clothing.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the fiscal years indicated:

	As of June 30, (1)
	2026	2025		2024
	(%)
Alto Palermo	96.6	98.9		99.4
Abasto Shopping	95.1	98.9		99.5
Alto Avellaneda	99.1	93.0		93.7
Alcorta Shopping	100.0	98.4		99.9
Patio Bullrich	91.8	91.0		91.2
Dot Baires Shopping	97.5	99.3		99.3
Soleil Premium Outlet	99.5	100.0		100.0
Distrito Arcos	100.0	100.0		100.0
Terrazas de Mayo	95.5	88.6		—
Alto Noa Shopping	88.9	96.4		99.4
Alto Rosario Shopping	99.1	100.0		93.7
Mendoza Plaza Shopping	98.8	97.8		98.6
Córdoba Shopping Villa Cabrera	98.0	99.3		99.5
La Ribera Shopping	90.5	92.0		91.7
Alto Comahue	99.0	99.1		99.4
Total	97.0	97.7	(2)	97.6

________________________

(1)	Does not include: (i) Oeste Outlet (currently undergoing refurbishment and not operational), and (ii) the recently acquired Los Gallegos.
(2)	Excluding Terrazas de Mayo.

Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in ARS)
Alto Palermo	1,674,198	1,758,137	1,826,451
Abasto Shopping	841,686	985,055	985,518
Alto Avellaneda	686,259	776,373	692,560
Alcorta Shopping	1,347,832	1,367,084	1,384,439
Patio Bullrich	907,775	931,877	1,033,658
Dot Baires Shopping	552,093	501,553	446,307
Soleil Premium Outlet	878,529	964,904	922,944
Distrito Arcos	1,220,657	1,259,319	1,351,396
Terrazas de Mayo	228,816	102,232	—
Alto Noa Shopping	394,718	449,077	449,787
Alto Rosario Shopping	802,519	819,032	775,954
Mendoza Plaza Shopping	331,412	333,555	298,995
Córdoba Shopping Villa Cabrera	598,548	631,537	602,752
La Ribera Shopping	242,111	245,697	229,605
Alto Comahue	866,834	868,979	738,182

________________________

(1)	Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Oeste Outlet, Los Gallegos and Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2026 and 2025, we can observe an increase in rental income, which represented approximately 60% of the segment’s income, while percentage rent, which depends on the sales of our tenants, represented approximately 13% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal years ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	219,023	200,610	143,816
Percentage rent	47,324	70,778	115,986
Total rent	266,347	271,388	259,802
Non-traditional advertising	19,234	15,060	11,269
Revenue from admission rights	36,915	35,986	32,295
Fees	3,361	3,321	2,970
Parking	23,571	19,805	15,578
Commissions	14,806	13,180	10,490
Other	260	310	366
Subtotal	364,494	359,050	332,770
Other revenues (1)	4,328	2,238	1,722
Adjustments and eliminations	—	—	—
Total	368,822	361,288	334,492

________________________

(1)

As of June 30, 2026, includes ARS 360.9 million from Patio Olmos, ARS 340.2 million from BAF sponsorship production revenues, ARS 2,746.6 million from Re! Outlet stand revenues, ARS 553.3 million from Palermo Off revenues, and commission revenues of ARS 11.7 million from Los Gallegos and ARS 314.8 million from Oeste Outlet.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in millions of ARS)
Alto Palermo	50,968	51,725	51,145
Abasto Shopping	47,221	50,553	48,506
Alto Avellaneda	37,042	37,660	33,013
Alcorta Shopping	31,838	31,403	30,751
Patio Bullrich	15,237	15,710	16,033
Dot Baires Shopping	40,942	35,588	29,862
Soleil Premium Outlet	16,886	18,225	16,894
Distrito Arcos	24,179	24,453	24,971
Alto Noa Shopping	10,271	10,790	10,052
Alto Rosario Shopping	35,484	35,300	32,644
Mendoza Plaza Shopping	16,803	16,346	14,724
Córdoba Shopping Villa Cabrera	11,624	12,170	11,276
La Ribera Shopping (2)	3,478	3,286	3,020
Alto Comahue	12,369	12,124	9,879
Terrazas de Mayo	10,152	3,717	—
Subtotal	364,494	359,050	332,770
Other revenues (3)	4,328	2,238	1,722
Reconciliation adjustments	—	—	—
Total	368,822	361,288	334,492

________________________

(1)

Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include: (i) Oeste Outlet (which is currently not operating as it is undergoing refurbishment), and (ii) the recently acquired Los Gallegos.

(2)	Through our joint venture Nuevo Puerto Santa Fe S.A.
(3)

As of June 30, 2026, includes ARS ARS 360.9 million from Patio Olmos, ARS 340.2 million from BAF sponsorship production revenues, ARS 2,746.6 million from Re! Outlet stand revenues, ARS 553.3 million from Palermo Off revenues, and commission revenues of ARS 11.7 million from Los Gallegos and ARS 314.8 million from Oeste Outlet.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2026, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2026
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	69	11,222	0.0	—	0.0
Expired in-force(3)	62	20,516	5.6	820	5.1
2027	421	80,770	22.1	4,143	25.6
2028	429	71,277	19.5	4,754	29.3
2029	396	81,722	22.4	4,166	25.7
2030 and subsequent years	174	110,649	30.3	2,318	14.3
Total (4)	1,482	364,934	100.0	16,201	100.0

________________________

(1)	A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2026, of agreements due to expire.
(3)	Includes lease agreements that have expired as of June 30, 2026 and which are expected to be renewed in the near term.
(4)	Does not include unoccupied stores. Does not include: (i) Oeste Outlet (currently undergoing refurbishment and not operational), and (ii) the recently acquired Los Gallegos.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2026:

	Number of agreements renewed		Annual admission rights	Average annual base rent per sqm		Number of	Annual base rent amount per sqm
Type of business		Annual base rent		New and renewed	Former agreements	non‑renewed agreements (1)	Non‑renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(ARS/sqm)
Clothing and footwear	285	28,235	5,412	740,657	685,746	526	721,620
Miscellaneous (2)	74	7,630	1,683	888,729	687,933	149	651,279
Restaurant	57	4,710	1,178	757,327	663,084	176	868,589
Services	13	1,181	253	264,958	155,374	44	197,885
Home appliances	17	2,169	487	857,821	571,982	50	690,188
Home and decoration	22	2,162	392	283,400	344,094	34	243,411
Supermarket	1	76	—	76,032	219,275	1	51,146
Entertainment	4	326	16	68,178	68,317	29	83,792
Total (3)	473	46,489	9,421	635,154	579,340	1,009	597,618

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) as of June 30, 2026 represent approximately 9.6% of our gross leasable, 9.3% of the annual basic rent of the shopping mall for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants as of June 30, 2026:

Tenant	Type of Business	Sales	GLA
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.2	10,771	2.9
Adidas	Clothes and footwear	4.1	7,712	2.1
McDonald’s	Restaurant	3.2	5,145	1.4
Nike	Clothes and footwear	3.1	7,842	2.1
Fravega	Home appliances	2.3	4,695	1.3
Total		18.8	36,165	9.6

Detailed information regarding our shopping malls

Set forth below is certain information regarding our shopping mall portfolio, including certain key lease provisions.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 134-store shopping mall that opened in 1990 in Palermo, a well-known middle-class and densely populated neighborhood in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station, which we believe makes it very attractive for visitor. Alto Palermo has a total constructed area of 69,457 square meters (including parking) that consists of 21,111 square meters of GLA spread out over six levels and has a 642-car pay parking space of approximately 30,000 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 45. The shopping center was reconverted in 2021, after a 5,000 sqm expansion work, the renovation of most of its premises, and the entry of a differential gastronomy with proposals such as Il Quotidiano, Mooi and Base.

During the fiscal year ended June 30, 2026, the public that visited the Alto Palermo shopping mall generated real retail sales totaling approximately ARS 429,093 million, 9.4% lower than the turnover in real terms during the same period of the fiscal year ended June 30, 2025. Sales per square meter reached ARS 20,325,565. Total rental income decreased from ARS 36,420 million in real terms for fiscal year ended June 30, 2025, to ARS 35,344 million for fiscal year ended June 30, 2026, which represents an annual revenue per gross leasable square meter of ARS 1,758,137 in fiscal year 2025 and ARS 1,674,198 in fiscal year 2026.

As of June 30, 2026, Alto Palermo’s occupancy rate was 96.6%.

Alto Palermo’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Palermo as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	275,700	64.3	13,126	62.2
Home	10,089	2.4	500	2.4
Restaurant	52,111	12.1	3,419	16.2
Miscellaneous	64,341	15.0	1,462	6.9
Services	8,102	1.9	1,807	8.6
Home appliances	18,717	4.4	797	3.8
Entertainment	33	0.0	—	0.0
Total	429,093	100.0	21,111	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Palermo’s revenue

The following table sets forth selected information relating to the revenue sources at Alto Palermo for the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	29,607	28,032	21,723
Percentage rent (1)	5,737	8,388	16,145
Total rent	35,344	36,420	37,868
Non-traditional advertising	4,399	3,876	2,666
Revenue from admission rights (2)	5,971	6,138	5,915
Fees	496	502	462
Parking	3,260	3,030	2,711
Commissions	1,491	1,752	1,513
Other	7	7	10
Total (3)	50,968	51,725	51,145

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Abasto Shopping, City of Buenos Aires

Abasto is a 149-store shopping mall located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 114,312 sqm shopping mall (including parking and common areas) with 39,428 square meters of GLA (43,160 square meters if we consider Museo de los Niños).

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

During the fiscal year ended June 30, 2026, the public visiting the Abasto shopping mall generated real retail sales that totaled approximately ARS 423,585 million, 20.6% lower than sales in real terms recorded in fiscal year 2025, representing sales per square meter of approximately ARS 10,743,254. Total rental income increased from ARS 36,696 million in real terms for the fiscal year ended June 30, 2025, to ARS 33,186 million for fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 985,055 in fiscal year 2025 and ARS 841,686 in fiscal year 2026.

As of June 30, 2026, Abasto Shopping’s occupancy rate was 95.1%.

Abasto Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Abasto Shopping as of June 30, 2026:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	215,264	50.8	17,432	44.2
Entertainment	26,073	6.2	12,583	31.9
Home	3,163	0.8	372	0.9
Restaurant	67,718	16.0	3,294	8.4
Miscellaneous	40,703	9.6	2,480	6.3
Services	610	0.1	339	0.9
Home appliances	70,054	16.5	2,928	7.4
Total	423,585	100.0	39,428	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Abasto Shopping’s revenue

The following table sets forth selected information relating to the revenue of Abasto Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	28,702	28,034	20,536
Percentage rent (1)	4,484	8,662	16,093
Total rent	33,186	36,696	36,629
Non-traditional advertising	2,986	2,344	1,625
Revenue from admission rights (2)	4,781	4,734	4,511
Fees	547	548	509
Parking	4,260	4,615	3,770
Commissions	1,434	1,576	1,454
Other	27	40	8
Total (3)	47,221	50,553	48,506

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Avellaneda, Greater Buenos Aires Area

Alto Avellaneda is a 121-store suburban shopping mall that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping mall is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 42,261 square meters of GLA. The shopping mall has a multiplex cinema with eight screens, including the largest XD room in the country, an entertainment center (Neverland Sports & Play), and a food court with 18 restaurants. The shopping mall has 2,400-car free parking spaces consisting of 53,203 square meters.

On August 1, 2024, we acquired a property adjacent to the Alto Avellaneda shopping mall, which has a total area of 86,861 sqm and a constructed area of 32,660 sqm, with potential for future expansion.

During the fiscal year ended June 30, 2026, the public that visited the Alto Avellaneda shopping mall generated real retail sales of approximately ARS 398,249 million, 13.2% lower than the sales recorded in real terms in fiscal year 2025. Sales per square meter was ARS 9,423,558. Total rental income decreased from ARS 30,938 million in real terms for fiscal year ended June 30, 2025, to ARS 29,002 million for fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 776,373 in fiscal year 2025 and ARS 686,259 in fiscal year 2026.

As of June 30, 2026, Alto Avellaneda’s occupancy rate was 99.1%.

Alto Avellaneda’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Avellaneda as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	190,859	47.9	16,659	39.4
Entertainment	12,581	3.2	13,068	30.9
Home	28,421	7.1	902	2.1
Restaurant	59,036	14.8	4,700	11.1
Miscellaneous	44,089	11.1	2,420	5.7
Services	131	0	2,383	5.6
Home appliances	63,132	15.9	2,129	5.0
Total	398,249	100.0	42,261	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Avellaneda’s revenue

The following table sets forth selected information relating to revenue for Alto Avellaneda for the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	24,274	22,221	15,305
Percentage rent (1)	4,728	8,717	12,248
Total rent	29,002	30,938	27,553
Non-traditional advertising	1,737	839	771
Revenue from admission rights (2)	3,608	3,628	3,150
Fees	421	443	402
Parking	467	259	—
Commissions	1,778	1,514	1,130
Other	29	39	7
Total (3)	37,042	37,660	33,013

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 104-store shopping mall which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 16,048 square meters of GLA. Alcorta Shopping has a cinema with two screens, a food court with 14 restaurants, 2 exclusive restaurants, a Carrefour hypermarket on the ground floor and a Santander bank. The shopping mall is spread out over three levels and has a free for two hours parking spaces for 1,137 cars and an additional parking space in front of the main building with space for 435 vehicles.

Over the past years, Alcorta Shopping has become a symbol of fashion and avant-garde style in Argentina. It is the place of choice for emerging designers for promoting and selling their new brands.

During the fiscal year ended June 30, 2026, the public that visited the Alcorta Shopping mall generated real retail sales that totaled approximately ARS 264,488 million, which represents fiscal year sales of approximately ARS 16,481,057 per square meter and a year-on-year decrease of 4.4% in real terms. Total rental income decreased from approximately ARS 21,661 million in real terms for fiscal year ended June 30, 2025, to ARS 21,630 million for fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 1,367,084 in fiscal year 2025 and ARS 1,347,832 in fiscal year 2026.

As of June 30, 2026, Alcorta Shopping’s occupancy rate was 100.0%.

Alcorta Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at Alcorta Shopping as of June 30, 2026:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	174,482	66.0	7,461	46.5
Entertainment	1,860	0.7	1,276	8.0
Home	16,357	6.2	1,444	9.0
Restaurant	18,090	6.8	981	6.1
Miscellaneous	37,412	14.2	1,823	11.4
Services	12,302	4.7	2,984	18.6
Home appliances	3,985	1.5	79	0.5
Total	264,488	100.0	16,048	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alcorta Shopping’s revenue

The following table sets forth selected information relating to the revenue of Alcorta Shopping during the following fiscal years:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	18,631	17,624	12,678
Percentage rent (1)	2,999	4,037	9,278
Total rent	21,630	21,661	21,956
Non-traditional advertising	1,814	1,745	1,492
Revenue from admission rights (2)	3,596	3,713	3,409
Fees	257	270	246
Parking	3,299	2,861	2,618
Commissions	1,242	1,134	950
Other	-	19	80
Total (3)	31,838	31,403	30,751

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

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

During the fiscal year ended June 30, 2026, the public visiting the Patio Bullrich shopping mall generated real retail sales that totaled approximately ARS 130,558 million, which represents annual sales of approximately ARS 11,380,579 per square meter and a year-on-year decrease of 8.6% in real terms. Total rental income decreased from ARS 10,691 million in real terms for fiscal year ended June 30, 2025, to ARS 10,414 million for fiscal year ended June 30, 2026, which represents an annual revenue per gross leasable square meter of ARS 931,877 in fiscal year 2025 and ARS 907,775 in fiscal year 2026.

As of June 30, 2026, Patio Bullrich’s occupancy rate was 91.8%.

Patio Bullrich’s tenant mix

The following table sets forth the tenant mix by type of business at Patio Bullrich as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	83,057	63.6	5,644	49.2
Entertainment	839	0.6	1,485	12.9
Home	2,672	2.1	173	1.5
Restaurant	10,848	8.3	1,556	13.6
Miscellaneous	27,298	20.9	1,587	13.8
Services	5,844	4.5	977	8.5
Home appliances	-	0.0	50	0.4
Total	130,558	100.0	11,472	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Patio Bullrich’s revenue

The following table sets forth selected information relating to the revenue of Patio Bullrich during the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	9,285	8,745	6,524
Percentage rent (1)	1,129	1,946	5,254
Total rent	10,414	10,691	11,778
Non-traditional advertising	708	665	346
Revenue from admission rights (2)	1,584	1,830	1,747
Fees	221	218	208
Parking	1,645	1,629	1,422
Commissions	664	676	528
Other	1	1	4
Total (3)	15,237	15,710	16,033

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping mall that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 47,329 sqm constitute GLA, comprising 157 retail stores, a 10-screen multiplex cinema and parking space for 2,100 vehicles in a surface of approximately 75,000 square meters.

Dot Baires Shopping is located at the spot where Avenida General Paz meets the Panamerican Highway in the neighborhood of Saavedra, City of Buenos Aires, and is the largest shopping mall in the city in terms of square meters. As of June 30, 2026, our equity interest in Pamsa was 80%.

Dot Baires Shopping is a meeting point in the City of Buenos Aires where daily services, the best brands and differential proposals are offered.

During the fiscal year ended June 30, 2026, the public visiting the Dot Baires shopping mall generated real retail sales that totaled approximately ARS 402,362 million, which represents a year-on-year increase of 9.0% in real terms and annual sales of approximately ARS 8,501,384 per square meter. Total rental income increased from ARS 24,262 million in real terms in the fiscal year ended June 30, 2025, to ARS 26,130 million in the fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 501,553 in fiscal year 2025 and ARS 552,093 in fiscal year 2026.

As of June 30, 2026, Dot Baires Shopping’s occupancy rate was 97.5%.

Dot Baires Shopping’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Dot Baires Shopping as of June 30, 2026:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	144,546	35.9	11,928	25.2
Department store	20,169	5.0	4,476	9.5
Entertainment	15,960	4.0	8,519	18.0
Home	49,949	12.4	3,634	7.7
Restaurant	60,646	15.1	2,139	4.5
Miscellaneous	48,662	12.1	6,809	14.4
Services	32,905	8.2	7,497	15.8
Home appliances	29,525	7.3	2,327	4.9
Total	402,362	100.0	47,329	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Dot Baires Shopping’s revenue

The following table sets forth selected information relating to the revenue of Dot Baires Shopping for the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	18,859	17,730	12,477
Percentage rent (1)	7,271	6,532	8,954
Total rent	26,130	24,262	21,431
Non-traditional advertising	2,882	2,236	1,329
Revenue from admission rights (2)	2,624	2,572	2,437
Fees	421	369	358
Parking	7,754	4,953	3,279
Commissions	1,121	1,191	1,015
Other	10	5	13
Total (3)	40,942	35,588	29,862

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Soleil Premium Outlet, greater Buenos Aires, province of Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina in 1986, but in 2010 it began a process of change becoming the first Premium Outlet in the country. It has a surface area of 47,525 square meters, 15,477 square meters of which are GLA, with a strong presence in the sports and leisure sector. It comprises 71 stores and 2,599 parking spaces. In addition, it has 6-screen multiplex cinemas, a supermarket and a food court.

During the fiscal year ended June 30, 2026, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 207,582 million, which represents annual average sales of approximately ARS 13,412,289 per square meter and a year-on-year turnover decrease of 19.7% in real terms. Total rental income increased from ARS 15,123 million in real terms for the fiscal year ended June 30, 2025, to ARS 13,597 million for the fiscal year ended June 30, 2026, representing annual income per gross leasable square meter of ARS 964,904 in fiscal year 2025 and ARS 878,529 in fiscal year 2026.

As of June 30, 2026, Soleil Premium Outlet’s occupancy rate was 99.5%.

Soleil Premium Outlet’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Soleil Premium Outlet as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	174,990	84.3	10,853	70.1
Entertainment	4,934	2.4	3,262	21.1
Home	933	0.5	100	0.7
Restaurant	18,835	9.1	711	4.6
Miscellaneous	7,890	3.8	489	3.2
Home appliances	-	-	62	0.4
Total	207,582	100.0	15,477	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Soleil Premium Outlet’s revenue

The following table sets forth selected information relating to the revenue of Soleil Premium Outlet during the following periods:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	10,597	9,567	7,161
Percentage rent (1)	3,000	5,556	7,306
Total rent	13,597	15,123	14,467
Non-traditional advertising	401	288	341
Revenue from admission rights (2)	1,814	2,041	1,529
Fees	131	144	128
Parking	—	—	—
Commissions	943	629	425
Other	—	—	4
Total (3)	16,886	18,225	16,894

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Distrito Arcos, City of Buenos Aires

We opened Distrito Arcos on December 18, 2014. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 14,194 square meters of GLA and it consists of 62 stores, 427 parking spaces and 34 outdoor selling stands. In an open urban space, Arcos was consolidated in all its business units with sustained year-on-year growth.

During the fiscal year ended June 30, 2026, the public visiting the shopping mall generated real retail sales of approximately ARS 252,235 million, which represents a year-on-year decrease of 9.8% in real terms and sales per square were approximately ARS 17,770,537. Total rental income decreased from ARS 18,263 million in real terms for the fiscal year ended June 30, 2025, to ARS 17,326 million in fiscal year ended June 30, 2026, representing annual income per gross leasable square meter of ARS 1,259,319 in fiscal year 2025 and ARS 1,220,657 in fiscal year 2026. In connection with the shopping center concession, judicial proceedings were conducted regarding compliance with certain environmental and urban planning requirements, resulting in a judgment that obligated the Company to create green spaces for public use. On July 15, 2026, the court approved the agreement entered into with the GCBA in compliance with the judgment. Under the agreement, the Company is required to make a payment and to fund the improvement of green spaces in the City of Buenos Aires. As of the date hereof, the payment has been made. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arcos del Gourmet”.

As of June 30, 2026, Distrito Arcos’s occupancy rate was 100.0%.

Distrito Arcos’ tenant mix

The following table sets forth the mix of tenants by type of business at Distrito Arcos as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	219,744	87.1	11,148	78.5
Restaurant	12,636	5.0	694	4.9
Miscellaneous	8,097	3.2	1,154	8.1
Services	11,758	4.7	1,198	8.4
Total	252,235	100.0	14,194	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Distrito Arcos’ revenue

The following table sets forth selected information relating to the revenue from Distrito Arcos during the following periods:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	14,771	13,327	8,889
Percentage rent (1)	2,555	4,936	10,717
Total rent	17,326	18,263	19,606
Non-traditional advertising	681	577	789
Revenue from admission rights (2)	2,838	2,519	2,091
Fees	97	110	96
Parking	2,210	1,968	1,711
Commissions	1,024	1,016	674
Other	3	-	4
Total (3)	24,179	24,453	24,971

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Terrazas de Mayo

                Terrazas de Mayo is located in the district of Malvinas Argentinas, in the Province of Buenos Aires. It was inaugurated in 2014 and acquired by IRSA in December 2024. It has a gross leasable area (GLA) of 33,717 square meters within a total surface area of 124,000 square meters. The property comprises 79 retail stores and parking capacity for 1,600 vehicles. In addition, it includes 10-screen cinemas, a supermarket and a food court.

                During the fiscal year ended June 30, 2026 visitors to the shopping mall generated total retail sales of approximately ARS 131,028 million, representing a year-on-year increase of 93.0%. Terrazas de Mayo was acquired in December 2024 and, accordingly, results for the fiscal year ended June 30, 2025 reflect only a partial period of operations from the date of acquisition. As a result, the year-on-year comparison primarily reflects the impact of including a full twelve-month period of operations in the fiscal year ended June 30, 2026 compared to approximately six months in the fiscal year ended June 30, 2025. Average sales during the fiscal year ended June 30, 2026 were approximately ARS 3,886,111 per square meter. Total rental income increased from ARS 3,445 million in real terms for the fiscal year ended June 30, 2025, to ARS 7,715 million for the fiscal year ended June 30, 2026, representing annual rental income per square meter of GLA of ARS 102,232 in fiscal year 2025 and ARS 228,816 in fiscal year 2026.

As of June 30, 2026, Terrazas de Mayo’s occupancy rate was 95.5%.

Terrazas de Mayo’s tenant mix

The following table sets forth the mix of tenants by type of business at Terrazas de Mayo as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	60,966	46.5	11,391	33.8
Home appliances	9,898	7.6	1,001	3.0
Entertainment	12,299	9.4	8,239	24.4
Restaurant	27,899	21.3	2,367	7.0
Home and decoration	1,984	1.5	453	1.3
Miscellaneous	16,217	12.4	2,547	7.6
Services	1,765	1.4	7,719	22.9
Total	131,028	100.0	33,717	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Terrazas de Mayo’s revenue

The following table sets forth selected information relating to the revenue of Terrazas de Mayo during the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	5,456	2,051	—
Percentage rent (1)	2,259	1,394	—
Total rent	7,715	3,445	—
Non-traditional advertising	101	20	—
Revenue from admission rights (2)	462	84	—
Fees	189	110	—
Parking	-	—	—
Commissions	1,682	53	—
Other	3	5	—
Total (3)	10,152	3,717	—

Alto NOA, City of Salta, Province of Salta

Alto Noa is an 89-store shopping mall that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwest region of Argentina. The province of Salta has a population of approximately 1.3 million inhabitants with approximately 0.8 million inhabitants in the City of Salta. The shopping mall has a total constructed area of approximately 31,046 square meters (including parking) which consists of 19,614 square meters of GLA. Alto Noa has a food court with 12 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping mall occupies one floor and has free parking spaces for 520 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2026, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 119,176 million, which represents fiscal period sales of approximately ARS 6,076,068 per square meter and a year-on-year decrease of 21.3% in real terms. Total rental income increased from ARS 8,724 million in real terms in fiscal year ended June 30, 2025, to ARS 7,742 million in fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 449,077 in fiscal year 2025 and ARS 394,718 in fiscal year 2026.

As of June 30, 2026, Alto Noa’s occupancy rate was 88.9%.

Alto NOA’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto NOA as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	37,344	31.3	6,985	35.6
Entertainment	11,446	9.6	6,507	33.2
Home	1,833	1.5	245	1.3
Restaurant	19,005	16.0	1,404	7.2
Services	6,176	5.2	302	1.5
Miscellaneous	26,285	22.1	3,503	17.9
Home appliances	17,087	14.3	668	3.4
Total	119,176	100.0	19,614	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto NOA’s revenue

The following table sets forth selected information relating to the revenue of Alto NOA during the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	6,689	6,685	5,092
Percentage rent (1)	1,053	2,039	3,646
Total rent	7,742	8,724	8,738
Non-traditional advertising	408	288	164
Revenue from admission rights (2)	1,074	851	739
Fees	64	63	57
Parking	453	490	67
Commissions	525	374	282
Other	5	-	5
Total (3)	10,271	10,790	10,052

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Alto Rosario, City of Rosario, Province of Santa Fe

Alto Rosario is a 130-store shopping mall located in the City of Rosario, Province of Santa Fe, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters which consists of 35,016 square meters of GLA. Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket, and a Showcase cinema with 14 state-of-the-art screens. The shopping mall occupies one floor and has free parking spaces that can accommodate 1,700 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2026, the public visitors to the shopping mall generated real retail sales of approximately ARS 407,254 million, which represents a year-on-year decrease of 10.0% in real terms. Sales per square meter were approximately ARS 11,630,512. Total rental income increased from ARS 28,698 million in real terms in fiscal year ended June 30, 2025, to ARS 28,101 million in fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 819,032 in fiscal year 2025 and ARS 802,519 in fiscal year 2026.

As of June 30, 2026, Alto Rosario’s occupancy rate was 99.1%.

Alto Rosario’s tenant mix

The following table sets forth the tenant mix by type of business at Alto Rosario as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	221,767	54.5	16,960	48.4
Entertainment	11,463	2.8	9,586	27.4
Home	10,997	2.7	654	1.9
Restaurant	57,595	14.1	2,410	6.9
Miscellaneous	39,216	9.6	2,413	6.9
Services	3,171	0.8	1,153	3.3
Home appliances	63,045	15.5	1,840	5.3
Total	407,254	100.0	35,016	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Rosario’s revenue

The following table sets forth selected information relating to the revenue of Alto Rosario during the following periods:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	22,978	20,385	14,873
Percentage rent (1)	5,123	8,313	12,176
Total rent	28,101	28,698	27,049
Non-traditional advertising	1,448	917	760
Revenue from admission rights (2)	4,224	4,042	3,567
Fees	213	230	208
Parking	223	—	—
Commissions	1,269	1,388	1,056
Other	6	25	4
Total (3)	35,484	35,300	32,644

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Mendoza Plaza, City of Mendoza, Province of Mendoza

Mendoza Plaza is a 116-store shopping mall, opened in 1992 and is located in the district of Guaymallén, in the Province of Mendoza. The city of Mendoza has a population of approximately 1.5 million inhabitants, making it the fourth largest City in Argentina. Mendoza Plaza Shopping consists of 41,637 square meters of GLA and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, one of them a 4D being the first in the province, a food court with 10 restaurants, 5 restaurants on the street in the new sector called “Shopping District Food”, an entertainment center and a supermarket, which is also a tenant. The shopping mall has two levels and has free parking spaces for 1,817 cars, 358 of which are underground. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2026, the public visiting the shopping mall generated real retail sales that totaled approximately ARS 225,953 million, which represents annual sales for approximately ARS 5,426,736 per square meter and a year-on-year increase of 12.6% in real terms. Total rental income decreased from ARS 13,846 million in real terms in fiscal year ended June 30, 2025 to ARS 13,799 million in fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 333,555 in fiscal year 2025 and ARS 331,412 in fiscal year 2026.

As of June 30, 2026, Mendoza Plaza’s occupancy rate was 98.8%.

Mendoza Plaza’s tenant mix

The following table sets forth the mix of tenants by type of business at Mendoza Plaza as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	69,676	30.8	10,929	26.3
Entertainment	10,903	4.8	7,051	16.9
Home	12,661	5.6	7,445	17.9
Restaurant	33,920	15.0	3,681	8.8
Miscellaneous	46,843	20.7	7,498	18.0
Services	2,067	0.9	2,580	6.2
Home appliances	49,883	22.1	2,453	5.9
Total	225,953	100.0	41,637	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Mendoza Plaza’s revenue

The table sets forth selected information relating to the revenue of Mendoza Plaza during the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	11,707	10,517	7,615
Percentage rent (1)	2,092	3,329	4,796
Total rent	13,799	13,846	12,411
Non-traditional advertising	667	391	377
Revenue from admission rights (2)	1,522	1,242	1,145
Fees	121	127	122
Parking	—	—	—
Commissions	555	602	537
Other	139	138	132
Total (3)	16,803	16,346	14,724

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

Córdoba Shopping—Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping mall covering 35,000 square meters of surface area, with 15,424 square meters being GLA. Córdoba Shopping has 98 commercial stores, a 12-screen multiplex cinema and parking spaces for 1,500 vehicles, located in Villa Cabrera, City of Córdoba, Province of Córdoba, the second largest City in Argentina in terms of population.

During the fiscal year ended June 30, 2026, the public visiting the shopping mall generated real retail sales of approximately ARS 112,848 million, which represents a year-on-year decrease of 16.5% in real terms. Sales per square meter were approximately ARS 7,316,390. Total rental income decreased from ARS 9,854 million in real terms in fiscal year ended June 30, 2025, to ARS 9,232 million in fiscal year ended June 30, 2026, which represents annual income per gross leasable square meter of ARS 631,537 in fiscal year 2025 and ARS 598,548 in fiscal year 2026.

As of June 30, 2026, Córdoba Shopping’s occupancy rate was 98.0%.

Córdoba Shopping—Villa Cabrera’s tenant mix

The following table sets forth the tenant mix in terms of types of business in Córdoba Shopping as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	76,507	67.8	6,333	41.1
Entertainment	3,916	3.5	5,842	37.9
Home	1,740	1.5	226	1.5
Restaurant	12,203	10.8	722	4.7
Miscellaneous	12,237	10.8	1,133	7.4
Services	2,006	1.8	671	4.4
Home appliances	4,239	3.8	497	3.2
Total	112,848	100.0	15,424	100.0
________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenue from Córdoba Shopping—Villa Cabrera

The following table sets forth selected information relating to the revenue of Córdoba Shopping during the fiscal years indicated:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	7,614	7,115	5,017
Percentage rent (1)	1,618	2,739	4,245
Total rent	9,232	9,854	9,262
Non-traditional advertising	465	541	355
Revenue from admission rights (2)	1,434	1,229	1,114
Fees	74	76	75
Parking	—	—	—
Commissions	410	457	382
Other	9	13	88
Total (3)	11,624	12,170	11,276

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

La Ribera Shopping, City of Santa Fé, Province of Santa Fé

We hold 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping mall, which has a surface area of 47,506 square meters, comprising 67 retail stores and seven 2D, 3D and XD-screen multiplex cinema with the latest sound and image technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its GLA is 11,503 square meters. The shopping mall is strategically located in Dock I of the port of the City of Santa Fe in the Province of Santa Fe, just 3 blocks away from its commercial and banking center, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

During the fiscal year ended June 30, 2026, the public visiting the shopping mall generated real retail sales of approximately ARS 75,126 million, which represents a year-on-year increase of 9.4% and sales per square meter were approximately ARS 6,530,992. Total rental income decreased from ARS 2,598 million in real terms in fiscal year ended June 30, 2025 to ARS 2,785 million in fiscal year ended June 30, 2026, representing annual income per gross leasable square meter of ARS 245,697 in fiscal year 2025 and ARS 242,111 in fiscal year 2026.

As of June 30, 2026, La Ribera Shopping’s occupancy rate was 90.5%.

La Ribera Shopping’s tenant mix

The following table sets forth the mix of tenants by type of business at La Ribera Shopping as of June 30, 2026:

Type of business(1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	35,946	47.9	4,898	42.6
Entertainment	7,654	10.2	3,323	28.9
Home	2,483	3.3	381	3.3
Restaurant	18,864	25.1	1,975	17.2
Miscellaneous	9,322	12.4	775	6.7
Services	-	-	48	0.4
Home appliances	857	1.1	103	0.9
Total	75,126	100.0	11,503	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

La Ribera Shopping’s revenue

The following table sets forth selected information relating to the revenue of La Ribera Shopping during the fiscal years indicated:

	For the fiscal year ended June 30, (4)
	2026	2025	2024
	(in millions of ARS)
Base rent	2,258	2,041	1,592
Percentage rent (1)	527	557	828
Total rent	2,785	2,598	2,420
Non-traditional advertising	157	99	99
Revenue from admission rights (2)	246	244	218
Fees	47	47	35
Parking	—	—	—
Commissions	242	295	247
Other	1	3	1
Total (3)	3,478	3,286	3,020

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.
(4)	Corresponds to 50% of the shopping mall’s revenues as Nuevo Puerto Santa Fe is a joint venture.

Alto Comahue, City of Neuquén, Province of Neuquén

Alto Comahue, was inaugurated on March 17, 2015, and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total surface of 35,000 square meters and 11,925 square meters of GLA, approximately 1,066 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 83 retail stores that house the most prestigious brands in Argentina and has a 6-screen multiplex cinema and a theme restaurant. It is a three-story building consisting of a basement where the parking space and a 1,000 square meters Food Hall are located; the ground floor consisting of 5,000 square meters for retail stores, and the first floor consisting of 1,000 square meters for restaurants with unique views of the city, 2,600 square meters of retail stores and 2,100 square meters of cinemas.

During the fiscal year ended June 30, 2026, visitors to the shopping mall generated real retail sales that totaled approximately ARS 160,296 million, which represents a year-on-year decrease of 2.0% and sales per square meter of approximately ARS 13,442,013. Total rental income increased from ARS 10,169 million in real terms in fiscal year ended June 30, 2025 to ARS 10,337 million in fiscal year ended June 30, 2026, which represents total revenue for the period per GLA of ARS 868,979 in fiscal year 2025 and ARS 866,834 in fiscal year 2026.

As of June 30, 2026, Alto Comahue’s occupancy rate was 99.0%.

Alto Comahue’s tenant mix

The following table sets forth the mix of tenants by type of business at Alto Comahue as of June 30, 2026:

Type of business (1)	Tenant Sales		GLA
	(in millions of ARS)	(%)	(sqm)	(% of total)
Clothes and footwear	71,543	44.6	5,856	49.1
Entertainment	7,247	4.5	2,199	18.4
Home	8,720	5.4	292	2.5
Restaurant	31,999	20.0	1,679	14.1
Miscellaneous	25,382	15.8	997	8.4
Services	2,457	1.5	186	1.6
Home appliances	12,948	8.1	716	6.0
Total	160,296	100.0	11,925	100.0

________________________

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Alto Comahue’s revenue

The following table sets forth selected information relating to the revenue derived from Alto Comahue during the following periods:

	For the fiscal year ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	7,589	6,537	4,336
Percentage rent (1)	2,748	3,632	4,302
Total rent	10,337	10,169	8,638
Non-traditional advertising	380	235	152
Revenue from admission rights (2)	1,136	1,119	722
Fees	63	65	63
Parking	—	—	—
Commissions	429	521	302
Other	24	15	2
Total (3)	12,369	12,124	9,879

________________________

(1)	Contingent rent is revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease or a lease renewal.
(3)	Consolidated rents. Revenue relating to the collective promotion fund is not included.

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

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the CPF, which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

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

Control Systems

We have computer systems equipped to monitor tenants’ sales in all of its shopping malls. We also conduct regular revenues audits of our tenants’ accounting sales records in all of our shopping malls. We use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2026:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	21,111	1.65
	Abasto Shopping (2)	City of Buenos Aires	39,428	3.08
	Alto Avellaneda	Province of Buenos Aires	42,261	3.30
	Alcorta Shopping	City of Buenos Aires	16,048	1.25
	Patio Bullrich	City of Buenos Aires	11,472	0.90
	Dot Baires Shopping (3)	City of Buenos Aires	47,329	3.70
	Soleil Premium Outlet	Province of Buenos Aires	15,477	1.21
	Distrito Arcos	City of Buenos Aires	14,194	1.11
	Terrazas de Mayo	Province of Buenos Aires	33,717	2.63
	Oeste Outlet (4)	Province of Buenos Aires	23,800	1.87
	Alto Noa	City of Salta	19,614	1.53
	Alto Rosario	City of Rosario	35,016	2.73
	Mendoza Plaza	City of Mendoza	41,637	3.25
	Córdoba Shopping	City of Córdoba	15,424	1.20
	La Ribera Shopping (5)	City of Santa Fe	11,503	0.90
	Alto Comahue	City of Neuquén	11,925	0.93
	Los Gallegos (6)	Province of Buenos Aires	10,400	0.81
Subtotal			410,356	32.05
Cencosud S.A.			290,531	22.69
Other operators			579,595	45.26
Total			1,280,482	100.0

75

________________________

(1)	Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total reported square meters, including inactive stores.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Oeste Outlet is currently not operating as it is undergoing refurbishment.
(5)	Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.
(6)	Los Gallegos was acquired on June 9, 2026. Operating information will be reported beginning in first quarter of the fiscal year ended June 30, 2027.

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

Information technology

We keep investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in our shopping malls and learn more about our clients. We continued with the Company digital transformation, and Robotic Process Automation or RPA automation in different areas. We continue renewing our CCTV system, to improve security and enable future capabilities, such as the use of artificial intelligence. In our shopping malls, with a large flow of vehicles, we have implemented new guided parking systems and digital payment systems. We also started using artificial intelligence to improve the work efficiency of our employees.

This year we continued the development of APPA, our proprietary loyalty and engagement platform that facilitates the consumer experience in our shopping malls. Through APPA, visitors can pay for parking, book places for events and shows, redeem gift cards, obtain discounts and benefits, and participate in promotions. Beyond these services, APPA generates structured data on consumer behavior — visit frequency, spending patterns and venue preferences — which we use to make commercial leasing and marketing decisions and to offer our tenants measurable, data-driven marketing programs. During the year, users of APPA carried out more than 8.5 million transactions on the platform, including consumption in shopping malls, use of parking, and redemption of corporate benefits.

Offices

Properties

The following table sets forth certain information regarding our office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2026:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2026 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	1,386
Dot Building	Nov-06	11,242	100.0	80	4,767
Zetta Building	May-19	32,173	100.0	80	16,165
261 Della Paolera (5)	Dec-20	3,740	100.0	100	2,629
Total AAA & A offices		50,134	100.0		24,947
B offices
Philips Building(6)	Jun-17	8,419	81.3	100	4,256
Total B offices		8,419	81.3		4,256
Total Offices		58,553	97.3		29,203

________________________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2026. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total GLA of the relevant property as of June 30, 2026.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of GLA, meaning we own 2,979 square meters of GLA.
(4)	Corresponds to the accumulated income of the period.
(5)	We own 10.4% of the building that has 35,872 square meters of GLA. The GLA includes sqm corresponding to other common spaces.
(6)

The building is fully allocated to the workplace business. The leasable area includes 337 square meters corresponding to newly identified spaces that are currently under review and will be subject to final adjustments in the first quarter of the fiscal year ended June 30, 2027.

Occupancy rate

The following table shows our offices occupancy percentage as of the dates indicated:

	Occupancy rate (1)
	As of June 30,
	2026	2025	2024
	(%)
Intercontinental Plaza	100.0	100.0	100.0
DOT Building	100.0	100.0	79.4
Zetta Building (2)	100.0	99.3	100.0
261 Della Paolera	100.0	100.0	100.0
Philips Building	81.3	75.3	50.6
Total	97.3	96.2	89.4

________________________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over GLA of offices for the same fiscal year.
(2)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.

Annual average income per surface area as of the end of the dates indicated:

	Income per square meter (1)
	As of June 30,
	2026	2025	2024
	(ARS/sqm)
Intercontinental Plaza	465,327	502,195	471,100
DOT Building	424,021	386,735	484,064
Zetta Building	502,434	499,876	576,314
261 Della Paolera (2)	702,834	699,546	1,021,800
Philips Building	621,732	395,579	223,767

________________________

(1)	Calculated by dividing annual rental income by the GLA of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2026:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	1	381.7	36,536	32,493	—	—
Philips Building	—	—	—	—	—	—
Intercontinental Plaza	1	1,213.6	33,953	32,117	—	—
261 Della Paolera	1	1,913.0	51,823	51,823	—	—
Zetta Building	2	1,654.8	35,706	35,706	—	—
Total (6)	5	5,163.1	39,885	39,052	—	—

________________________

(1)	Includes new and renewed leases executed from July 2025 to June 2026.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas and terrace area.
(6)	Does not include workplace contracts in Zetta Building and Philips Building.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2026. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1) (2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
Expired in-force(3)	2	2,148	4.4	11.7	0.6
2027	10	9,806	19.9	393.6	21.5
2028	1	1,597	3.2	59.5	3.3
2029 and thereafter	14	35,768	72.5	1,365.1	74.6
Total	27	49,319	100	1,829.9	100

78

________________________

(1)	Includes offices with leases that have not been renewed as of June 30, 2026.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta and Philips).
(3)	Includes lease agreements that have expired as of June 30, 2026 and which are expected to be renewed in the near term.

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

Dot Building

Our subsidiary Pamsa developed an office building of 11,242 square meters of GLA next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier, Salentain and HP, among others.

Zetta Building

Our subsidiary Pamsa built an office building of 32,173 square meters of GLA and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This A+, certified with LEED Gold of Core & Shell standards of the US Green Building Council, was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent.

As of June 30, 2026, the building was occupied approximately 91% by Mercado Libre S.R.L., and has other tenants such as Vacunar, MMS Publicis and DreamCo. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

During the fiscal year ended June 30, 2026, construction began to expand this building by 15,940 square meters of which approximately 15,350 sqm will represent GLA. An amendment was entered into with Mercado Libre S.R.L. for approximately 9,350 sqm of additional GLA, representing approximately 61% of the GLA of the expansion. The remaining 6,000 sqm of GLA will be available for lease.

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

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,419 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA owns 100% of the building and the headquarters of Workplace operate in the building, with an occupancy rate of 81% at the end of the fiscal year ended June 30, 2026. As of the date of this Annual Report, the building is undergoing expansion to achieve full occupancy.

Leases

We generally lease our office spaces and other properties under lease agreements with an average initial term of three years, and a limited number of contracts have been executed with five-year terms. These agreements typically include renewal options for additional periods of two or three years, at the discretion of the tenant. In addition, we have two spaces named “Workplace by IRSA”, which we lease as a co-working place, that are fully equipped and all inclusive by using services contracts with terms ranging from 6 to 24 months.

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

Hotels

During the fiscal year ended June 30, 2026, hotel operations showed a gradual recovery, particularly at the hotels located in the City of Buenos Aires, which recorded improvements in occupancy levels and room rates compared to the previous fiscal year. This performance occurred in a context that remained challenging for inbound tourism, mainly due to Argentina’s reduced exchange rate competitiveness. The exclusive Llao Llao resort, which the Company owns in the city of Bariloche, continues to be an important attraction for the high-income segment, while the Libertador and InterContinental hotels in the City of Buenos Aires maintain their positioning in the corporate segment. In addition, the Company continues to work on initiatives aimed at enhancing and differentiating its hotels’ offerings.

During the fiscal year 2026, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2026	2025	2024
Intercontinental (3)	11/01/1997	76.34	313	73.1	240,706	30,105	27,930	32,075
Libertador (4)	03/01/1998	100	200	67.0	159,558	12,877	9,866	12,810
Llao Llao (5)	06/01/1997	50	205	49.8	654,745	45,766	48,470	69,752
Total			718	64.8	308,300	88,748	86,266	114,637

________________________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Group (“IHG”), a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with a swimming pool. The hotel was completed in December 1994 and has 313 rooms. The current agreement with IHG will expire on January 12, 2029.

Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we reacquired an additional 20% of the shares of HASAU, reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

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

We operate Hotel Llao Llao through our hotel operator subsidiary, Llao Llao Resorts S.A. During 2007, the hotel was expanded, increasing the number of rooms to 205. In 2019, the hotel’s Bustillo Wing was renovated, including the modernization and refurbishment of 42 rooms, which offer enhanced features, including air conditioning systems and modern plumbing. As of June 30, 2026, the renovation works in 47 additional rooms in the hotel’s Bustillo Wing were more than 90% complete, with rooms being progressively to customers.

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

In the fiscal year ended June 30, 2026, revenues from the sale and development of properties amounted to ARS 28,866 million, compared to ARS 17,042 million posted in the fiscal year ended June 30, 2025.

Construction and renovation works on these developments are carried out, under our supervision, by independent Argentine construction companies selected through a bidding process. The Company enters into turnkey contracts, pursuant to which the construction company undertakes to deliver the completed development at a fixed price and by a specified date, without the Company incurring any additional costs beyond those stipulated in the contract. Other aspects of the project, including architectural design, are carried out by independent firms.

In recent years, our exposure to the residential segment has been primarily through land swap agreements in exchange for completed square meters or lots. Under these arrangements, we transfer undeveloped land to a third party, which is responsible for carrying out the construction work, and receive completed units or lots for sale as consideration, without directly participating in the construction process.

This segment is expected to increase its activity in the coming years, both through own developments and land swap transactions, given the recent launch of several residential projects, most notably Ramblas del Plata, which has a development potential of approximately 866,000 sqm, of which 693,000 sqm are salable.

The following table shows information about IRSA’s land reserves as of June 30, 2026:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	256	1,512
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	1,694	5,325
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	608	1,779
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,097	9,394
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,482	4,629
Córdoba Shopping Adjoining plots – Offices	100	May-15	—	—	—	979	1,626
Ramblas del Plata – First stage swaps	100	Jul-97	—	—	—	29,315	188,679
Caballito Ferro Plot 1 – City of Buenos Aires	100	Jan-99	—	—	—	3,022	8,616
Ezpeleta plot (Nuevo Quilmes II) – Lots	100	Apr-22	—	—	—	52,037	20,500
Ezpeleta plot (Nuevo Quilmes II) – Multifamily	100	Apr-22	—	—	—	19,300	4,500
Pilar Plot – Lots	100	May-97	—	—	—	35,639	356
Total Barter Agreements (Residential)			—	—	—	146,429	246,916

LAND RESERVES:
Ramblas del Plata – City of Buenos Aires (formerly Costa Urbana)	100	Jul-97	172,070	672,479	—	537,984	505,082
La Plata – Mixed-use plots – Greater Buenos Aires	100	Mar-18	47,834	81,341	—	—	10,307
Polo Dot – GIGA and EXA – City of Buenos Aires	80	Nov-06	12,800	—	—	38,400	48,522
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	49,049
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	12,570
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	17,496
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Gaona and Nazca Plot – City of Buenos Aires	100	Oct-25	8,856	11,083			10,328
Subtotal Mixed-uses			11,364,679	5,512,670	—	651,661	653,354
Caballito Block 35 – City of Buenos Aires (3)	100	Oct-98	9,767	57,192	—	31,257	18,756
Zetol – Uruguay	90	Jun-09	—	—	—	45,815	6,656
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	54,815	7,054
Distrito Rosario Plots – Santa Fe	100	Nov-24	13,750	48,126	—	41,390	18,961
Neuquén - Residential plot – Neuquén (2)	100	Jul-99	13,000	57,000	—	42,800	7,394
Subtotal residential			36,517	162,318	—	216,077	58,821
La Plata – Distrito Diagonal retail plot – Buenos Aires	100	Mar-18	30,780	35,212	22,844	—	8,804
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	7,800	—	13,724
Subtotal retail			33,167	44,112	30,644	—	22,528
Polo Dot – Zetta expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	57
Paseo Colón 245 Building – City of Buenos Aires	100	May-23	1,579	13,690	9,500	—	7,351
Intercontinental Plaza II – City of Buenos Aires	100	Feb-98	6,135	9,400	7,500	—	2,671
Subtotal offices			7,714	23,090	32,940	—	10,079
Total future developments			11,442,077	5,742,190	63,584	867,738	744,782
Other land reserves (1)			1,938,480	—	—	—	20,277
Total land reserves			13,380,557	5,742,190	63,584	867,738	765,059

________________________

(1)

Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Ocampo Parking Spaces, land adjacent to DOT, land adjacent to Mendoza Shopping, Conil Land (Parcel II), San Luis Land, Florencio Varela Land, Mar del Plata Land and Llao Llao Land.

(2)

These lands are classified as Property for sale; therefore, their value is maintained at historical cost basis adjusted by inflation. The rest of the land is classified as Investment Properties, valued at market value.

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2026:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	6,200	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		42,003
Patio Bullrich	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Terrazas de Mayo	100	16,076	Buenos Aires
Total in offices + residential		50,195
Total expansions		92,198

Units to be received under barter agreements

Coto Abasto air space – Towers 1 & 2 – City of Buenos Aires

The Company owned an airspace, known as “Human Abasto,” to construct approximately 23,000 square meters above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. On September 24, 1997, the Company and Coto Centro Integral de Comercialización S.A. (Coto) granted a deed through which the Company acquired the rights to receive functional parking units and the rights to raise the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

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

In addition, as of June 30, 2026, there are four apartments remaining available for sale in Tower I, while construction of Tower II, which has already commenced, is 52% complete.

Trusts: Ancón (Luis M. Campos 100 and Ancón) and Figueroa Alcorta 6464

On February 9, 2021, as a result of the reorganization of Manibil S.A., we received a participation in the following trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 608 sqm and 6 garages units would correspond to us. As of the date of this Annual Report, there is a protection action (amparo) in relation to this project, thus the work is suspended; and

•	Figueroa Alcorta 6464 Trust: corresponds to 1,097 sqm of apartments and 11 garage units. As of June 30, 2026, marketing activities have commenced, and two apartments and four parking spaces were sold.

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

On January 28, 2026, the units to be received by the Company as consideration under the land swap agreement were selected, resulting in a sellable area of 1,241 square meters per tower, compared to the 1,080 square meters originally contemplated, for a total sellable area of 2,482 square meters for both towers, excluding parking spaces. The land swap commitment for Tower II will be subject to the sale of 60% of the units in Tower I. As of June 30, 2026, Tower I was under construction and was 38% complete.

Córdoba Shopping Adjoining Plot – Office Building

On January 28, 2026, a land swap agreement for Parcel 18 was entered into, pursuant to which an office tower comprising 4,822.8 square meters is expected to be developed in accordance with Ordinance No. 12,860. As consideration, IRSA will receive the third floor of the future tower, comprising 979 square meters of GLA, and will have an option to purchase the fourth floor. In addition, as part of the transaction, Proaco will be responsible for the construction of a parking deck on a lot located within the shopping center, at an estimated cost of USD 0.6 million.

Ramblas del Plata – First-Stage Land Swaps

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

On December 7, 2023, the exchange of the property took place with the Fiduciary of the Nuevo Quilmes II Trust for the development of a private neighborhood. As of June 30, 2026, the works are at an advanced stage and IRSA had sold 47 single-family lots received in exchange transactions for approximately USD 7.2 million.

Pilar Land – Lots – Pilar, Province of Buenos Aires

On October 17, 2025, the Company sold the land located in Pilar. As part of the consideration, the transaction included a land swap agreement for sellable area in the future development, which is expected to comprise a minimum sellable area of approximately 356,393 square meters distributed among 493 lots. Pursuant to the land swap agreement, IRSA will receive 10% of such area, equivalent to approximately 35,639 square meters or 50 single-family lots.

As of June 30, 2026, the project was in the permitting stage, and construction is expected to commence during the fiscal year ended June 30, 2027.

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

IRSA promised to give to the City of Buenos Aires 50.8 hectares designated for public use, which represent approximately 71% of the total area of the property and contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the GCBA, in addition to the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which was also contributed.

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

 During the fiscal year ended June 30, 2026, the Ramblas del Plata project achieved significant regulatory, urban planning and infrastructure milestones. Approval was obtained for the Public Space, Urbanization Zone and Public Park Bidding Project for Phase 1; progress was made in defining utility connections with AYSA, Metrogas and Edesur; official recognition was obtained for investments made to be credited toward compliance with the Urban Development Agreement; and the Environmental Public Hearing for Phase 2 was held, for which the corresponding certificate has already been issued. In addition, the preliminary documentation for LEED for Cities & Communities Silver certification was completed, and progress was made in the cadastral and registration processes required for the transfer of title to the first lots of Phase 1.

From a commercial perspective, as of June 30, 2026, 18 lots corresponding to the extended Phase 1 had been commercialized through 16 land swap transactions and two sales.

On July 30, 2026, and August 31, 2026 we announced that we had entered into a land swap agreement for 2 lots with a surface area of 2,360 sqm and 2,095 sqm, respectively. For more information, see “Recent Developments–Commercialization Progress of “Ramblas del Plata.”

“Ramblas del Plata” will transform the landscape of the City of Buenos Aires by bringing an undeveloped area to life. The project will be developed on an exceptional site in terms of size, location and connectivity, providing the City with an opportunity to expand and regain access to the Río de la Plata waterfront through promenades, recreational areas, green spaces, public parks and mixed-use developments.

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

Following the approval of the project plans and construction permit, processed under File No. 20/222 of 2023, and the submission of the Hydraulic Project to the Provincial Directorate of Hydraulics, construction of the new Distrito Diagonal shopping center commenced. As of June 30, 2026, construction was 44% complete, and the shopping center is expected to open by the end of the fiscal year 2027.

Polo Dot – GIGA y EXA – City of Buenos Aires

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

As of June 30, 2026, the development is awaiting the resolution of an appeal filed with the GCBA.

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

Puerto Retiro – City of Buenos Aires

Puerto Retiro S.A. owns an 8.2-hectare plot of land in the City of Buenos Aires, which is subject to a zoning designation that restricts its use exclusively to port-related activities.

Puerto Retiro S.A. is party to two pending legal proceedings relating to the property: (i) a bankruptcy extension action initiated by the Argentine Government against Puerto Retiro S.A. and other defendants, and (ii) a civil action brought by Tandanor seeking, on the basis of the alleged nullity of the decree that approved the privatization bidding process involving the Dársena Norte property, the restitution to Tandanor of the property known as Plant No. 1 and the reimbursement of the amounts Tandanor alleges to have lost as a result of the underlying transaction. Both proceedings arise from events that occurred prior to our acquisition of equity interests in Puerto Retiro S.A. For more information, see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—IRSA's Legal or Arbitration Proceedings—Legal Proceedings in Argentina—Puerto Retiro".

Gaona and Nazca Land – City of Buenos Aires

On October 30, 2025, the Company took possession of a property acquired through a judicial auction, located on Av. Nazca, Terrada and Av. Gaona in the City of Buenos Aires. The property has a total built area of approximately 11,083 square meters and consists of two lots located at Av. Nazca 1145, Terrada 1164 and Av. Gaona 3415 (Lot 1), and Av. Nazca 1133/35 (Lot 8).

As of June 30, 2026, the Company was evaluating various alternatives for the future development of the property, including the possibility of developing it for mixed uses.

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

As of June 30, 2026, the work on the concrete structure of the first tower (“Tower 3”) was completed, and the remaining works were at an advanced stage.

Zetol LTD and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck LTD, a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of VAM and Zetol LTD, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and commercialization of 1,860 apartments. Such a project has the “urban feasibility” status for the construction of approximately 180,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol LTD and VAM agreed to carry out the infrastructure works for USD 8 million as well as a minimum amount of square meters of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol LTD was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol LTD equivalent to 12% of the total marketable meters to be constructed.

Besides, VAM had owned a plot of land since September 2008, purchased for USD 0.83 million. Subsequently, in February 2010, plots of land were acquired for USD 1 million, which was paid in full. In December 2010, VAM executed title deeds for other plots for a total amount of USD 2.66 million, of which USD 0.3 million was paid. The remaining balance will be settled through the delivery of 2,334 sqm in residential units and/or commercial premises to be built, or in cash.

As a result of the plot barter agreements executed in due time between the IMC, Zetol LTD and VAM in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 180,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7.3 million equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol LTD in June 2009.

On June 18, 2025, two lots belonging to the ‘Distrito Boating’ were exchanged, on which three residential buildings of identical characteristics will be developed under construction-related tax benefits, denominated Promoted Housing regime.

On July 3, 2025, we entered into an agreement with the Municipality of Canelones which certified the infrastructure works carried out to date by Vista al Muelle and Zetol LTD for a total amount of USD 4.5 million.

During the fiscal year ended June 30, 2026, progress continued on the Distrito Calcagno Masterplan through the improvement of public spaces and the submission of new infrastructure and urban development projects to the Municipality of Canelones. In addition, the first edition of Casa FOA Uruguay was held at Tower 2 of Carrasco Boating, the international architectural competition for lot E01 was awarded, and progress was made in the reconfiguration and enhancement of various lots. In parallel, significant commercial and trust agreements were entered into, development works commenced on lot E10, which received a favorable market response, and efforts to commercialize other project assets continued.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Rosario Distrito Rosario – Rosario, Province of Santa Fe

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

As of June 30, 2026, the return of the property by the GCABA was pending. Upon taking possession of the property, the Company intends to use it for commercial activities.

Offices

Polo Dot – Zetta Expansion– City of Buenos Aires

On the plot where the Zetta Building is located, the Company has an additional 15,940 square meters of buildable area, where alternatives for the development of a mixed-use project were evaluated.

In December 2025, an amendment to the lease agreement with Mercado Libre S.R.L. for the Zetta Building was entered into, pursuant to which the parties agreed to expand the leased area and its ancillary spaces. As of June 30, 2026, construction work related to the expansion of the building had commenced.

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

As of June 30, 2026, the return of the property by the GCABA was pending. Upon taking possession of the property, the Company intends to use it for commercial purposes, including both retail and office uses.

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

As a result of the entry into force of the new Urban Planning Code of the Autonomous City of Buenos Aires on January 1, 2025, which introduced new urban modifications, the buildable area was adjusted to 9,400 sqm.

Other Land Reserves

Other Land Reserves – Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Ocampo Parking Spaces, DOT Adjoining Land, Mendoza Shopping Adjoining Plots, Conil Plot II, San Luis Plot, Florencio Varela Plot, Mar del Plata Plot and Llao Llao Plot.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 1.9 million square meters.

During the fiscal year ended June 30, 2026, the Company completed the sale of the land located in Pilar intended for a future residential development, for consideration consisting of USD 1.2 million in cash and the right to receive 10% of the sellable area of the future development. In addition, the land known as “Pontevedra,” located in Mariano Acosta, Merlo, Province of Buenos Aires, was expropriated in its entirety by the Argentine Highway Authority in connection with the extension works of Camino del Buen Ayre. The amount of the corresponding compensation remains to be determined.

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting of the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which the Company acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee. Other non-related companies also participate as money trustors in the trust.

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

As of the date of this Annual Report, construction works are currently in progress. Any modification to the reimbursement regime established by the GCBA could affect the scope or timing of the project.

Others

Banco Hipotecario

As of June 30, 2026, we held a 29.12% of the equity of  Banco Hipotecario. Established in 1886 by the Argentine Government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 52 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including individual and corporate loans, deposits, credit and debit cards and related financial services. As of June 30, 2026, Banco Hipotecario’s shareholders’ equity was ARS 676,969 million, its consolidated assets were ARS 3,940,236 million, and its net income for the three-month period ended June 30, 2026 was ARS 54,205 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023, ARS 528,543 million as of December 31, 2024, ARS 948,104.4 million as of December 31, 2025 and ARS 989,514.3 million as of June 30, 2026.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2026, its capital markets debt representing 8.1% of its total funding.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.28% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

La Rural (convention centers and fairs activities), Convention Centers (Buenos Aires and Punta del Este) and La Arena (stadium concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by IRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA holds an indirect 35% interest in La Rural S.A., resulting from its 70% interest in Entertainment Holding S.A., which in turn holds a 50% interest in La Rural S.A.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During the fiscal year ended June 30, 2026, La Rural S.A. maintained its leadership position in the exhibitions, trade shows and events business in Argentina. The period began with a successful edition of the 2025 Exposición Rural, which achieved high occupancy levels, welcomed more than one million visitors and was attended by the President of Argentina at its opening ceremony. Throughout the fiscal year, the venue hosted major national and international conferences and events, including Ethereum Argentina, which brought together more than 9,000 attendees from around the world, as well as the leading exhibitions related to the oil & gas and mining industries, segments that continued to expand in line with the development of these sectors in the country. In addition, La Rural consolidated its leadership position in the year-end celebrations and corporate events segment, exceeding the activity levels recorded in the previous fiscal year.

The Buenos Aires Convention Center continued to increase its occupancy levels and strengthen its position as one of the leading convention and conference centers in Argentina and the region. During the fiscal year ended June 30, 2026, it hosted major corporate events, including the presentation of an Argentine production for the Netflix platform, as well as highly relevant international conferences, including the World Congresses on Metabolism and Dermatology, the latter having previously been held at the Punta del Este Convention Center, in which the Company also holds an equity interest. These events reaffirm the CEC’s growing recognition within the international meetings, incentives, conferences and exhibitions (MICE) market.

Shefa Investments S.A. (formerly We are appa S.A. / Pareto S.A.)

On October 8, 2018, Pareto S.A. was incorporated for the purpose of designing, programming and developing software, mobile applications and web-based applications. Subsequently, the company changed its name to We are appa S.A. and developed the ¡appa! digital loyalty business, aimed at strengthening the relationship among brands, retailers and consumers within IRSA’s shopping center ecosystem.

On June 18, 2026, the company changed its name to Shefa Investments S.A., reflecting its evolution from a company focused on a single operating business into an investment vehicle focused on developing and supporting companies in the retail and technology sectors.

Shefa combines the scale and commercial ecosystem of IRSA with an investment model inspired by venture capital and private equity best practices, with the objective of identifying, supporting and scaling businesses that transform the shopping and consumption experience through technology and innovation. Its access to the Group’s shopping center ecosystem is one of its key differentiating factors, enabling it to accelerate the growth of its portfolio companies through commercial synergies and data generation.

As of June 30, 2026, Shefa’s portfolio consisted of ¡appa!, a digital loyalty platform available in 15 IRSA shopping centers with more than 3 million registered users; Chocorísimo – Icelabs LLC, a retail company specializing in ice cream and chocolate products; and Bouldertech, a company focused on sovereign artificial intelligence infrastructure, artificial intelligence agents and enterprise automation solutions. Subsequent to the end of the fiscal year, Shefa also moved forward with new investments in Avenida, Tucán Tech and TurismoCity, further expanding the scope of its technology ecosystem.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2026, the Company indirectly owned 15.47% of Comparaencasa Ltd.

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

Buenos Aires Urban Planning Code

The Buenos Aires Urban Code (Código Urbanístico de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The administrative authority responsible for the application and interpretation of the Urban Planning Code in the City of Buenos Aires is the General Directorate of Urban Planning Interpretation (Dirección General de Interpretación Urbanística), which operates under the Secretariat of Urban Management and Development (Secretaría de Gestión y Desarrollo Urbano).

Buenos Aires Building Code.

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the General Directorate of Registration, Works and Cadastre (Dirección General de Registro de Obras y Catastro, or DGROC), which operates under the Secretariat of Urban Management and Development (Secretaría de Gestión y Desarrollo Urbano).

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

Other Regulations

Consumer Relations. Consumer or End User Protection. The Argentine Constitution expressly states in Article 42 that consumers and users of goods and services have the right to protection of their health, safety, and economic interests in consumer relationships. The Consumer Protection Law, along with its amendments, regulates various issues concerning the protection of consumers and end users within a consumer relationship, both in arrangements and contract formation.

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

(1) distort obligations or limit liability for damages.

(2) imply a waiver or restriction of consumer rights and an expansion of the seller’s rights.

(3) impose a reversal of the burden of proof to the detriment of the consumer.

Additionally, the Consumer Protection Law imposes penalties that can be applied independently or jointly, ranging from warnings and fines of 0.5 to 2,100 times the Basic Total Household Basket (Canasta Básica Total, or CBT) for a Type 2 household (Hogar Tipo 2), as published by the INDEC, to the seizure of goods, closure of an establishment for up to 30 days, suspension of up to 5 years from state supplier registries, and even the loss of concessions, privileges or special tax or credit regimes enjoyed by the sanctioned party. In all cases, the fine may be increased up to three times the illegal profit or benefit obtained from the infringement.

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

The Consumer Protection Law excludes services provided by liberal professionals who require a university degree and a license granted by officially recognized professional organizations or government authorities. However, the law does regulate the advertising for the services of these professionals.

The Consumer Protection Law stipulates that the information included in an offer directed at an undetermined number of potential consumers is binding on the offeror during the offer period and until its public revocation. It also determines that the specifications included in advertisements, announcements, brochures, circulars or other media are binding on the offeror and are considered part of the contract concluded with the consumer.

Through Resolution No. 104/2005 of the Technical Coordination Secretariat (Secretaría de Coordinación Técnica) of the Ministry of Economy, the Common Market Group (Grupo Mercado Común) Resolution No. 21/2004 of the MERCOSUR was incorporated into the Consumer Protection Law. This resolution requires all those engaged in commercial activities on the internet (e-business) to clearly and precisely disclose the characteristics of the products and/or services offered and the terms and conditions of sale. Failure to comply with the terms of the offer is considered an unjustified refusal to sell and is subject to penalties.

Consumers can file their claims for free through administrative channels. Pursuant to Section 41 of the Consumer Protection Law, the provinces and the City of Buenos Aires act as local enforcement authorities, exercising control, oversight, and adjudication powers under the Consumer Protection Law and its regulations within their respective jurisdictions, in accordance with the powers delegated by the Federal Government. Each province regulates the applicable administrative complaint procedures, including the agencies, forms and terms for filing claims.

Specifically, in the City of Buenos Aires, claims can be filed for free either through the City’s Consumer Protection Office (Dirección General de Defensa y Protección al Consumidor) or via the “Mi Reclamo” portal of the City’s Council of the Judiciary. The jurisdiction over consumer disputes in the City of Buenos Aires lies with the Court of Administrative, Tax, and Consumer Relations (Fuero Contencioso Administrativo, Tributario y de Relaciones de Consumo), governed by Law No. 6,407, which created the Procedural Code for Consumer Relations in the City of Buenos Aires.

Additionally, the Argentine enforcement authority, through Ventanilla Única Federal (Federal Single Window), created by Resolution No. 274/2021, distributes and assigns consumer claims filed through said platform for their consideration throughout Argentina.

Additionally, in the City of Buenos Aires, consumers can seek a pre-litigation mediation under Law No. 26,589. If the claim is not resolved, they can initiate a judicial process with the ordinary Argentine court system. It is expected that a considerable portion of the claims filed against us will likely be resolved within these systems. We also must not forget the full validity of the existing administrative complaint channels in the provinces, where potential claims can also be filed.

Antitrust Law

Argentina's Antitrust Law (Law No. 27,442) aims to prevent and punish anticompetitive practices by requiring administrative authorization for transactions that constitute an economic concentration, such as mergers, transfers of goodwill, acquisitions of control or substantial influence over a company, any other agreement or act that transfers assets or grants determinant influence over a company's ordinary or extraordinary management decisions, and any act that implies the acquisition of substantial influence over a company's competitive strategy.

A transaction must be filed with the CNDC for analysis and authorization if the total business volume of the involved companies in Argentina exceeds 100 million Mobile Units (Unidad Movil). The "total business volume" is defined as revenue from the sale of products, provision of services, and direct subsidies, excluding discounts, VAT, and other taxes directly related to turnover.

The value of the Mobile Unit is updated automatically each year based on the IPC published by the INDEC and is used to calculate fines and merger notification thresholds under Law 27,442. The Mobile Unit is set at ARS 1,450.05 through Resolution 6/2026, effective as of January 17, 2026. As a result, the general notification threshold of 100 million Mobile Unit currently equals ARS 145,005,000,000 (approximately USD 94.8 million at the official Banco Nación sell rate of ARS 1,530.00 per USD as of September 3, 2026).

The filing must be made prior to the closing of the transaction or the materialization of the change of control, whichever occurs first. The transaction will not produce effects between the parties or with respect to third parties until the CNDC has issued its decision under Sections 14 or 15 of the Law. The CNDC has the power to authorize the transaction, subject it to certain conditions, or reject it.

Section 11 of the Law sets out the following exemptions to the mandatory notification obligation:

(a) Acquisitions where the buyer already held more than 50% of the shares, provided there is no change in the nature of control.

(b) Acquisitions of bonds, debentures, non-voting shares, or debt securities.

(c) Acquisitions of a single company by a single foreign company with no prior assets (excluding residential property), shares, or significant export activity in Argentina during the preceding 36 months.

(d) Acquisitions of companies with no business activity in Argentina during the preceding year, unless the principal activities of the target and the acquirer are coincident.

(e) Exemption for transactions below certain thresholds: A transaction is exempt when both the transaction value and the value of assets in Argentina do not exceed, each respectively, 20 million Mobile Unit (currently ARS 29,001,000,000, approximately USD 19.0 million). The exemption is lost if accumulated transactions in the same relevant market exceed this threshold in the prior 12 months, or 60 million Mobile Unit (currently ARS 87,003,000,000, approximately USD 56.9 million) in the prior 36 months.

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

Sustainability

Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work towards this direction internally within our teams and externally through our value chain, operating as social and environmental change agents. We aim to achieve high-quality standards in our real estate operations through the responsible use of resources and sustainable technologies, and we seek to develop new projects in harmony with the environment.

Our shopping malls are an ideal space for the dissemination of topics of societal interest and the organization of community activities, given that more than 100 million people visit them annually. Regarding the office buildings, they are occupied by national and international organizations committed to the triple impact of their actions.

We agree on the agenda of topics with social organizations in each community, the public sector and specialists in each field. In this way, we strengthen ties and generate long-term alliances, incorporating actors in the value chain and collaborating with the communities where our business units operate.

Environmental Management

Environmental management is a central dimension of our value creation and the daily operation of our shopping malls and office buildings, with a direct impact on cost efficiency, asset quality and the ability to attract tenants and investors.

Environmental management has evolved from an approach focused on regulatory compliance to a strategic function integrated into the business. We have a formal environmental policy and an environmental strategic plan under implementation, compliance with which is a shared responsibility among the different areas of all business units operated by us. This governance framework seeks to ensure that environmental decisions with an impact on the business—including investments in energy efficiency, certifications and climate risk management—are evaluated with the same discipline as any other strategic decision of the Company.

Our environmental policy reaffirms our vision of sustainable development and respect for the environment and is structured around four pillars that guide decision-making in each business unit:

•	Strict compliance with applicable environmental regulations and voluntary commitments undertaken by the Company.

•	Rational use of natural resources, promoting efficiency across all our operations.

•	Proactive management of environmental impacts, with a preventive and corrective approach.

•	Promotion of the circular economy as a strategic model to reduce waste and maximize material utilization.

These pillars are complemented by the main lines of action that implement our environmental policy into our daily operations: continuous innovation in sustainable practices; responsible real estate development through the management of the environmental impacts associated with each project; analysis of climate risks associated with each of our assets; planning of investments and operational improvements in each business unit; continuous improvement aimed at compliance with international standards; and cultural transformation, involving employees, tenants and suppliers in fostering a shared environmental awareness.

Our environmental strategy is also aligned with the United Nations Sustainable Development Goals (“SDGs”), particularly those related to sustainable cities and communities, responsible consumption and production, affordable and clean energy, and climate action.

Decarbonization and Renewable Energy

In 2024, we began measuring the carbon footprint of our shopping malls, a milestone that established a key baseline for the development of a Greenhouse Gas (“GHG”) Emissions Management Plan. This measurement represents the starting point of a progressive decarbonization process for the portfolio, based on three main areas of action:

•	Energy efficiency. Improvements in insulation and thermal envelopes, expansion of on-grid photovoltaic generation at shopping malls, modernization of climate control systems and LED lighting, and optimization of building management systems (“BMS”) to reduce energy consumption from the grid.

•	Renewable energy. On-grid solar generation infrastructure at DOT, Distrito Arcos, Alto Palermo and Mendoza Shopping, serving as a basis for reducing dependence on conventional energy sources.

•	Emissions measurement and reporting. Consolidation of a historical series of emissions by asset to enable the establishment of quantitative reduction targets and the monitoring of progress from fiscal year to fiscal year.

Our medium-term objective is to transform this initial baseline into a decarbonization roadmap with quantitative targets for each business unit, integrating emissions reduction as an explicit criterion in investment, maintenance and new project development decisions.

Circular Economy

The circular economy is one of the central pillars of our environmental strategy. Rather than being an isolated initiative, it has become an operational advantage that allows us to reduce waste disposal costs, strengthen ties with the community and differentiate our assets in the market.

Our shopping malls in the City of Buenos Aires are part of the Circular Economy Network, an initiative of the Government of the City of Buenos Aires that brings together companies, NGOs and universities to build a more sustainable city, in line with the seven principles of the circular economy: rethink, refuse, reduce, redistribute, reclaim, reuse and recycle.

All shopping malls in our portfolio are implementing a Comprehensive Waste Management Plan under this paradigm, which includes:

•	Separation at source into wet and dry fractions.

•

Partnerships with cooperatives and foundations through Green Points/Eco Points, the collection of non-recyclable flexible plastics (“Botellas de Amor”), waste electrical and electronic equipment (“WEEE”), batteries, and Fundación Garrahan's recycling program for plastic caps and paper.

•

Reuse of materials by returning recovered materials—such as furniture made from recycled plastic, sculptures made from discarded toys and plastic lumber for children's playgrounds—to our shopping malls and community institutions.

•	Management of used vegetable oils (“UVOs”) generated in the kitchens of gastronomic establishments, preventing water contamination and providing a second use for the resource.

Sustainable Procurement

In mid-2025, we promoted the development of our sustainable procurement program, an initiative aimed at incorporating environmental, social and governance (“ESG”) criteria into our relationship with its supply chain. The Program was developed jointly with the Procurement area based on an assessment of the supplier portfolio, the identification of risks and material topics by category, and the development of sustainability criteria tailored to each type of supplier.

The Company is currently in the first stage of implementation, with a pilot test covering a limited number of supplier categories, involving more than 40 suppliers and achieving a high response rate to the initial self-assessment survey. The results of this first stage are being analyzed with the objective of progressively expanding the Program to new categories and consolidating ESG criteria as a standard in our relationship with our suppliers.

Certified Real Estate Development

Our asset development and renovation strategy is aimed at achieving high environmental certification standards, with the objective of consolidating a modern, efficient and sustainable portfolio capable of meeting the requirements of tenants and institutional investors.

The following environmental certifications and recognitions are currently in place across our asset portfolio:

Certification / Recognition	Scope	Assets
LEED Gold Core & Shell	Energy efficiency, indoor environmental quality, water use and materials	“261 Della Paolera” and “Zetta”
Green Seal – Bronze and Silver	Awarded by the Ministry of Public Space and Urban Hygiene of the City of Buenos Aires	Alcorta and Patio Bullrich
Circular Economy Network	Initiative of the Government of the City of Buenos Aires	Shopping malls in the City of Buenos Aires

These developments reflect the increasing maturity of our environmental management and reaffirm the Company's commitment to managing its portfolio with a long-term vision that combines profitability, resilience and environmental responsibility.

Environmental Culture and Community Engagement

During the fiscal year, we strengthened our environmental awareness initiatives through campaigns aimed at customers, employees and the community, in partnership with specialized organizations. As part of Recycling Day, Abasto hosted Marote (NGO), which provided a bicycle-powered plastic cap shredder that allowed visitors to experience the first stage of the recycling process firsthand, distributing more than 450 pens and 150 cell phone holders made from recycled plastic.

For Earth Day, Distrito Arcos hosted a gardening workshop together with the NGO Plantarse, reaching approximately one hundred people. The initiative was complemented by a coffee tasting and the distribution of compost made from coffee grounds by Starbucks. In addition, household Waste Electrical and Electronic Equipment collection campaigns were held at Catalinas and Bolívar, strengthening responsible electronic waste disposal channels.

On World Environment Day, we launched the nationwide “Es un Segundo” campaign, through which environmental awareness kits—focused on reducing water consumption, energy efficiency and material reuse—were distributed to 20 workplaces across six provinces in Argentina, including shopping malls and office buildings. The campaign's name reflects its central premise: one second is enough to turn off a faucet, switch off a light or separate waste, while the combination of these everyday actions is what multiplies environmental impact at scale. Based on this approach, the campaign sought to convey that sustainability depends not only on major investments or structural changes, but also on the shared responsibility of each person—employee, tenant or visitor—in their daily interaction with our shopping malls and buildings.

Regarding volunteer activities, together with Plantarse we organized a planting event at Soleil, during which 25 trees were planted over a three-hour period, with a total of 40 registered participants, including Company employees, external personnel and local residents. The initiative contributes to local biodiversity by promoting the establishment of native species, contributes to reducing the carbon footprint through CO₂ absorption over the trees' life cycle, and strengthens our corporate commitment to sustainability through teamwork between the Company and its community.

Fundación IRSA

For the past 30 years, Fundación IRSA has promoted initiatives aimed at fostering the holistic development and well-being of individuals, based on the belief that education, well-being and social inclusion are pillars for building a society with greater opportunities. Created in 1996, the Foundation has evolved from a model focused on supporting social organizations to a strategy based on long-term partnerships, knowledge generation and social innovation. We believe that the most complex social challenges require collaborative efforts among companies, civil society organizations and other social actors.

Our social investment strategy is organized around three areas that guide our work and reflect our commitment to the sustainable development of individuals and communities:

102

•

Education: We understand education as a fundamental tool to expand opportunities and strengthen personal and collective development. We support training programs, access to culture and educational research, strengthening both formal and non-formal education. For more than a decade, we have supported the Argentinos por la Educación Observatory, which produces evidence aimed at contributing to the improvement of public policies. We also participate in the Literacy and Secondary Education Advocacy Table of the Group of Foundations and Companies (“GDFE”), promoting initiatives aimed at improving learning outcomes throughout the country.

We strengthened the development of the Jóvenes en Valores program, an initiative that supports adolescents and young people in building their identity, strengthening their roots and developing a meaningful life project. Through educational and community experiences, the program fosters peer interaction, the development of a sense of belonging and engagement with their communities, providing tools for their personal development and civic participation.

In addition, we continued to strengthen MultipliDAR, our solidarity participation program, which promotes the involvement of our employees by providing matching contributions to donations they make to social organizations, thereby strengthening a culture of engagement and collective action.

•

Human well-being: We understand well-being as a comprehensive condition encompassing physical, emotional and social health. Since 2014, we have supported more than 20 hospitals and healthcare centers throughout the country through the provision of state-of-the-art equipment and technology, helping improve their capacity to provide care and access to quality healthcare services. At the same time, we promote the continuous training of healthcare professionals.

Through the Nutrir Program, we provide ongoing support to community kitchens through the provision of fresh and nutritious food, expanding the program's geographic reach and promoting access to healthy food for more families.

With a focus on emerging challenges, during 2026 we began exploring initiatives related to mental health, developing partnerships and learning opportunities together with specialized organizations. This process allowed us to identify opportunities to further strengthen individuals' overall well-being and guide future lines of action.

•

Inclusion: We work to expand opportunities for social and labor inclusion, providing tools that promote individual autonomy and development. In this context, we strengthened vocational training programs together with specialized organizations, promoting training paths that improve employment opportunities and contribute to the development of sustainable life projects, particularly for individuals facing situations of significant social and housing vulnerability.

At the same time, we strengthened our work with Red por la Infancia to promote safe environments for children and adolescents. Through research, certifications, awareness materials and training activities, we promote the prevention of and response to violence, while strengthening institutional capabilities. During the past year, we incorporated digital safety as a priority area, developing tools and campaigns that promote the responsible use of technology and the protection of the rights of children and adolescents in digital environments.

Our Commitment

As Fundación IRSA celebrates its 30th anniversary, we reaffirm our commitment to continuing to evolve in response to the challenges of each period.

During 2026, we worked with 69 social organizations, promoting initiatives that reached thousands of people throughout the country, with a direct social investment of ARS 3,301,215,040. These results reflect an approach based on continuity, trust and commitment to organizations with an in-depth understanding of the realities of their communities.

Fundación Puerta 18

Fundación Puerta 18 is a free space for artistic and technological creation for young people aged 13 to 24. Through a non-formal education approach, it encourages the development of skills, vocations and talents in young people through the multiple resources offered by technology.

Over 17 years, more than 10,000 young people have received free training, and more than 400 have found employment in areas related to their training at the institution. This sustained growth reaffirms the Foundation's commitment to creating real opportunities for young people. As a result of the recognition granted by ARCA pursuant to Section 81(c) of the Income Tax Law, donations received continue to be deductible from income tax, which has allowed the Foundation to strengthen partnerships with companies and expand the impact of its activities.

Fundación Puerta 18's educational approach continues to focus on the interests and needs of each young person. Educators act as facilitators, promoting meaningful learning in disciplines such as Graphic Design, Photography, UX, Programming, Video Production, 3D Modeling and Animation, Video Games and Robotics, among others. In addition, the Foundation has an updated Child and Youth Protection Policy designed in accordance with the guidelines of international organizations, which ensures a safe, respectful and caring environment for all participants.

Fundación Puerta 18 currently serves more than 80 young people per day through a program that integrates art, technology and personal development. Its work is organized into two main stages: for adolescents aged 13 to 18, it offers recreational and exploratory experiences that encourage the discovery of interests and exposure to different creative and technological disciplines, while for young people aged 18 to 24, the program focuses on developing technical and professional skills aimed at strengthening their education and labor market integration. Through courses, employability programs and partnerships with companies and institutions, the Foundation promotes the development of sustainable educational and professional paths.

In its work with adolescents, Technovation Girls was implemented for the second consecutive year, engaging young people in the creation of technological solutions to challenges affecting their communities, with the aim of reducing the gender gap in technology. Puerta 18 also renewed its participation in the “Vinculación con el Futuro” program (formerly ACAP, Work and Higher Education Orientation Activities) of the Ministry of Education of the City of Buenos Aires, expanding opportunities for high school students to gain exposure to the professional and academic worlds through technology, programming and design projects.

The institution also strengthened its commitment to digital literacy and the responsible use of new technologies. In collaboration with organizations such as Chicos.net, TikTok and Chicas en Tecnología, it promoted activities related to artificial intelligence, digital identity, prevention of gambling addiction in digital environments and data analysis, encouraging young people to develop a critical and creative perspective on the technological tools that are part of their daily lives. In addition, the partnership with Fundación Tzedaká was renewed to support young beneficiaries of the IDEA Scholarship, contributing to the continuation of their secondary education and strengthening their educational paths.

In the training area for young people aged 18 to 24, several courses and workshops were offered in disciplines related to the creative and technology sectors, including Graphic Design, Front-End and Back-End Programming, Marketing, Community Management, Photography, Storytelling, Artificial Intelligence applied to different professional profiles, Editorial Illustration and Project Management. These initiatives continued to incorporate cross-cutting content on financial education, socio-emotional skills and comprehensive sex education, strengthening a comprehensive approach to training for labor market integration.

Initiatives focused on youth employability were particularly noteworthy. The Foundation launched the first edition of the IRSA First Employment Program, through which five young people were hired in formal positions for four months, allowing them to gain practical work experience and strengthen their skills for future professional opportunities. It also continued to develop job placement and employment training initiatives together with strategic partners such as EMpower and Ashoka.

Regarding access to educational opportunities, through the Digitar 2026 project, training scholarships at Digital House were awarded to young participants, allowing them to specialize in artificial intelligence applied to programming, user experience, marketing and content production.

During this period, institutional partnerships and collaborative work with national and international organizations were also strengthened. Puerta 18 participated in EMpower's Community of Practice, once again received support from the Agence Française de Développement through a donation of technological equipment, and continued joint initiatives with Fundación Navarro Viola, promoting intergenerational exchange through digital skills workshops for older adults taught by graduates of the organization.

The educational program was also recognized by various participants in the social and technology ecosystem. A team of young people from Puerta 18 received the Ciena Solutions Challenge Sustainability Award for developing an application designed to facilitate the identification of safe foods for people with food intolerances and other food-related medical conditions, highlighting the potential of young people to develop innovative solutions to specific challenges faced by their communities. The organization also continued to expand its institutional visibility through participation in the media, specialized events and coordination forums with public agencies, companies and social organizations.

Taken together, these initiatives reflect the consolidation of Puerta 18's model as a program that combines education, technological innovation, creativity, personalized support and the creation of concrete opportunities for young people, strengthening their life projects and expanding their opportunities for educational, social and labor inclusion.

Subsequent to the end of the fiscal year, on August 11, 2026, a ceremony was held at which Puerta 18 received the declaration recognizing it as an Entity of Educational Interest by the Legislature of the City of Buenos Aires, in recognition of its contribution to the development of technological, creative and professional skills among young people. This recognition reaffirms the value and relevance of the educational program promoted by the Foundation.

Fundación Museo de los Niños

The Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city and encourages children to explore the different activities that take place within it. There, children and adults have fun while learning through play about the everyday activities carried out in a community.

The Museum offers an enriching and alternative meeting space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in learning and imagination from a transformative perspective. Through each of its activities, it seeks to promote and convey fundamental values such as equality, respect, solidarity and tolerance.

Based on the Declaration of the Rights of the Child, it has been designed to foster the development of each child's potential: “learning by doing” and “playing and having fun while learning.”

The Museum is dedicated to children up to 12 years old, their families and educators and, through them, to the community. For the youngest children, up to three years old, it has two soft rooms specially designed to stimulate their activity.

In addition, it has an Auditorium where shows, training sessions, conferences, book presentations and various events are held.

Through its scheduled activities, we aim to offer children a series of learning experiences that encourage solidarity and commitment to society as a whole through play, imagination and participation.

As in prior years, income from the Annual Winter Vacation event, family days held by various companies and institutions, and advance ticket sales continued to provide a fundamental and recurring source of financial support for the Foundation.

The number of companies providing support through sponsorship increased, while individual and school visits and birthday celebrations continued.

Museo de los Niños has been declared:

•	of Educational Interest by the Ministry of Education of Argentina pursuant to Resolution No. 123;

•	of Cultural Interest by the Secretariat of Culture and Communication of the Presidency of Argentina pursuant to Resolution No. 1895;

•	of Cultural Interest by the Secretariat of Culture of the Government of the City of Buenos Aires;

•	of Tourist Interest by the Secretariat of Tourism of the Presidency of Argentina pursuant to Resolution No. 281; and

•	endorsed by the Secretariat of Education of the Government of the City of Buenos Aires pursuant to Resolution No. 537.

C. Organizational Structure

The following table presents information relating to our ownership interest represented by our subsidiaries as of June 30, 2026:

			% of ownership interest held by the Company
Name of the entity	Country	Main activity	06.30.2026	06.30.2025	06.30.2024
IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Ritelco S.A.U.	Argentina	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Entertainment Holdings S.A.	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata S.A. (2)	Argentina	Real estate	-	-	100.00%
Shefa Investments S.A.	Argentina	Design and software development	89.44%	93.63%	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00%	100.00%	100.00%
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	100.00%	100.00%
Los Gallegos, Martínez Navarro y Cía. S.A.	Argentina	Real estate	100.00%	-	-
Tienda los Gallegos S.A.	Argentina	Real estate	100.00%	-	-
E-Commerce Latina S.A.'s direct interest:
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Palermo Invest S.A. (3)	Argentina	Investment	100.00%	100.00%	100.00%
Tyrus S.A.'s direct interest:
DFL and Dolphin B.V.	Bermuda/The Netherlands	Investment	99.65%	99.65%	99.63%
Shefa Holding LLC	USA	Investment	100.00%	100.00%	100.00%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Liveck Ltd. (4)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
DFL's and Dolphin B.V.'s direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

106

________________________

(1)	The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers its majority of votes in decision-making process.
(2)	Merged into us effective as of July 1, 2024.
(3)	Includes our direct interest and our indirect interest held through E-Commerce Latina S.A.
(4)	Includes our direct interest and our indirect interest held through Tyrus S.A

We have a significant interest in Banco Hipotecario, an Argentine company incorporated under Argentine law and engaged in the banking business. As of June 30, 2026, we held directly and indirectly 29.12% of the equity interests of Banco Hipotecario.

D. Property, Plant and Equipment

The Company owns and operates properties for administrative, commercial, and rental use in Argentina. These assets are measured at fair value or at cost less accumulated depreciation, depending on the asset type, and there are no significant environmental issues affecting their utilization.

The following table sets forth certain information about our properties as of June 30, 2026:

Property	Date of Acquisition	Leasable/ Sale sqm / Rooms (1)	Location	Net Book Value ARS (2)	Use	Occupancy rate (6)
Bouchard Plaza 551	Mar-07	-	City of Buenos Aires, Argentina	3,661	Office Rental	N/A
Intercontinental Plaza building	Dec-14	2,979	City of Buenos Aires, Argentina	10,408	Office Rental	100.00%
Dot building	Nov-06	11,242	City of Buenos Aires, Argentina	55,875	Office Rental	100.00%
Zetta building	May-19	32,173	City of Buenos Aires, Argentina	195,009	Office Rental	100.00%
Phillips building	Jun-17	8,419	City of Buenos Aires, Argentina	25,354	Office Rental	81.30%
Other Properties(5)	N/A	N/A	City of Buenos Aires, Argentina	31,009	Other Rentals	N/A
Abasto Shopping	Nov-99	39,428	City of Buenos Aires, Argentina	306,754	Shopping Mall	95.10%
Alto Palermo	Dec-97	21,111	City of Buenos Aires, Argentina	314,331	Shopping Mall	96.60%
Alto Avellaneda	Dec-97	42,261	Province of Buenos Aires, Argentina	229,416	Shopping Mall	99.10%
Alcorta shopping (15)	Jun-97	16,048	City of Buenos Aires, Argentina	207,269	Shopping Mall	100.00%
Patio Bullrich	Oct-98	11,472	City of Buenos Aires, Argentina	93,388	Shopping Mall	91.80%
Alto Noa Shopping	Mar-95	19,614	City of Salta, Argentina	62,479	Shopping Mall	88.90%
Mendoza Plaza Shopping	Dec-94	41,637	City of Mendoza, Argentina	100,377	Shopping Mall	98.80%
Los Gallegos	Jun-26	10,400	Province of Buenos Aires, Argentina	22,320	Shopping Mall	N/A
Oeste Outlet	Sep-25	23,800	Province of Buenos Aires, Argentina	14,850	Land Reserve	N/A
Alto Rosario Shopping	Nov-04	35,016	City of Rosario, Argentina	231,785	Shopping Mall	99.10%
Córdoba shopping (11)	Dec-06	15,424	City of Córdoba, Argentina	73,146	Shopping Mall	98.00%
Dot Baires Shopping	May-09	47,329	City of Buenos Aires, Argentina	271,025	Shopping Mall	97.50%
Terrazas de Mayo	Dec-24	33,717	Province of Buenos Aires, Argentina	75,972	Shopping Mall	95.50%
Soleil Premium Outlet	Jul-10	15,477	Province of Buenos Aires, Argentina	109,056	Shopping Mall	99.50%
Distrito Arcos	Dec-14	14,194	City of Buenos Aires, Argentina	30,417	Shopping Mall	100.00%
Alto Comahue	Mar-15	11,503	City of Neuquén, Argentina	96,513	Shopping Mall	99.00%
Patio Olmos	Sep-07	-	City of Córdoba, Argentina	13,337	Shopping Mall	N/A
Beruti Parking Space	N/A	-	City of Buenos Aires, Argentina	5,830	Shopping Mall	N/A
Caballito –Ferro plot of land	Jan-99	75,277	City of Buenos Aires, Argentina	49,049	Land Reserve	N/A
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	12,570	Mixed uses	N/A
Ramblas del Plata	Jul-97	537,984	City of Buenos Aires, Argentina	505,078	Other Rentals	N/A
Beruti and Coronel Diaz building	Jun-22	7,800	City of Buenos Aires, Argentina	13,724	Other Rentals	N/A
Paseo Colon 245 Building	May-23	9,500	City of Buenos Aires, Argentina	7,350	Other Rentals	N/A
261 Della Paolera	Dec-20	3,740	City of Buenos Aires, Argentina	29,609	Offices and Other Rentals	100.00%
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	140,281	Land Reserve	N/A
Other Developments (14)	N/A	N/A	City of Buenos Aires, Argentina	886	Properties under development	N/A
Buildable potentials (13)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	39,109	Other Rentals	N/A
Nazca y Terrada - plot of land	Oct-25	11,083	City of Buenos Aires, Argentina	10,328	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires, Argentina	15,335	Hotel	73.10%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires, Argentina	7,694	Hotel	67.00%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	37,932	Hotel	49.80%
Others (3)	N/A	N/A	City and Province of Buenos Aires	5,429	Others	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
(4)

Includes the following land reserves: San Luis Plot, Annexed to Dot Plot, Mendoza Plot, Casona Hudson Plot, Mendoza 2992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Neuquén plot, La Plata plot, Varela plot, Annexed to Alto Avellaneda Plot, Manzana 35 Caballito plot, Philips Linderos – Zetta Building Expansion, Rosario district, Intercontinental II.

(5)

Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 and 3103, Av Córdoba 633/637 building, Prourban, Beruti 3330/3336/3358 Paseo del sol, Bankboston Tower, Peron 925, La Adela.

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

(12)	Expressed in number of rooms.
(13)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Terrazas de Mayo.
(14)	Includes PH Office Park.
(15)	Includes “Ocampo parking spaces”.

ITEM 4A. Unresolved staff comments

This item is not applicable.

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See “Disclaimer Regarding Forward-Looking Statements.”

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2026 and for the fiscal year then ended. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS Accounting Standards, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2026). See “Item 3. Key Information —D. Risk Factors—Risks Relating to Argentina— Inflation could adversely affect the Argentine economy and our operational results.”

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

	Fiscal year ended June 30,
	2026	2025	2024
	(inter‑annual data)
GDP (1)	2.0%	6.3%	(1.7)%
Inflation (IPIM) (2)	33.7%	21.2%	284.4%
Inflation (CPI)	33.5%	39.4%	271.5%
Depreciation of the Peso against the U.S. dollar	(23.1%)	(31.9%)	(255.0%)
Average exchange rate per USD 1.00 (3)	ARS 1,477.5	ARS 1,200.5	ARS 910.5

________________________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the INDEC.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 19, 2026, the exchange rate was ARS 1,520.0 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 2.0% interannually during the second quarter of 2026, compared to an increase of 6.3% in the same period of 2025. In Argentina, shopping mall sales at current prices in the month of June 2026 relevant to the survey reached a total of ARS 685,447 million, which represents an increase of 13.4% compared to June 2025. Accumulated sales for the first six months of 2026 represent a 16.5% increase in current terms and a 2.7% decrease in real terms as compared to the same period of 2025. The monthly EMAE as of June 30, 2026, increased by 0.8% compared to the previous month and 2.7% compared to the same month in 2025. According to the INDEC, during the second quarter of 2026, the unemployment rate was 7.9% of the country’s economically active population, compared to 7.6% during the second quarter of 2025. On the other hand, in the second quarter of 2026, the activity rate stood at 48.9% compared to 48.1% in the same quarter of the previous year, while the employment rate was 45.0% compared to 44.5% in the second quarter of 2025.

Changes in short- and long-term interest rates, persistently high inflation and the recent increase in unemployment may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. Although GDP showed a rebound in the first half of 2026, the decline in real sales at shopping malls indicates a weakening of consumption in this sector. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a contraction in real consumption may adversely affect our revenues. In addition, a lower number of visitors to our shopping malls and, consequently, reduced demand for parking and other services, may also negatively impact our service income.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity under the Argentine Ministry of Economy.

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2024	271.5%	284.4%
2025	39.4%	21.2%
2026	33.5%	33.7%

The current structure of our lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of our shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

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

For more information about the evolution of the U.S. dollar / Peso exchange rate, see “Item 10. Additional Information—D. Exchange Controls.”

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

Factors Affecting Comparability of our Results

Office buildings

During the fiscal years 2025 and 2024, we sold and transferred floors of the building “Della Paolera” for a total area of approximately 1,197 sqm and 3,579 sqm, respectively. As of June 30, 2026, IRSA retains its rights for 3 floors of the building with an approximate leasable area of 3,740 sqm.

Shopping malls

During the fiscal year ended June 30, 2024, we maintained the same portfolio of operating shopping malls.

During the fiscal year ended June 30, 2025, we incorporated “Terrazas de Mayo” to our portfolio after we completed the acquisition of such property on December 3, 2024. This property is located in the Malvinas Argentina’s district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,720 GLA sqm.

During the fiscal year ended June 30, 2026, we incorporated “Los Gallegos” to our portfolio after we completed the acquisition of such property on June 9, 2026. This property is located in the city of Mar del Plata, Buenos Aires Province, and has approximately 10,400 GLA sqm. On September 17, 2025, IRSA acquired “Al Oeste” shopping mall, which has approximately 20,000 GLA sqm, and is located in the town of Haedo, Morón district, west of Greater Buenos Aires. The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched during next year, as of the date of this Annual Report is currently undergoing refurbishment and is not operational.

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

Below is the segment information which was prepared as follows:

The Company operates in the following segments:

•	“Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

•	“Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.

•

“Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

•	“Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

•

“Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), Shefa and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

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

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the USA.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summary of the Company’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statement of Income and Other Comprehensive Income for the years ended June 30, 2026, 2025 and 2024:

	06.30.2026
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	526,939	(3,074)	133,734	-	657,599
Costs	(123,831)	355	(134,709)	-	(258,185)
Gross profit / (loss)	403,108	(2,719)	(975)	-	399,414
Net gain / (loss) from fair value adjustment of investment properties	193,121	676	-	-	193,797
General and administrative expenses	(96,517)	358	-	243	(95,916)
Selling expenses	(36,829)	215	-	-	(36,614)
Other operating results, net	(15,654)	(24)	597	(243)	(15,324)
Profit / (loss) from operations	447,229	(1,494)	(378)	-	445,357
Share of profit of associates and joint ventures	37,811	1,323	-	-	39,134
Segment profit / (loss)	485,040	(171)	(378)	-	484,491
Reportable assets	3,989,173	(2,566)	-	868,046	4,854,653
Reportable liabilities (3)	-	-	-	(2,434,243)	(2,434,243)
Net reportable assets	3,989,173	(2,566)	-	(1,566,197)	2,420,410

113

	06.30.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	500,352	(2,900)	128,254	-	625,706
Costs	(116,674)	273	(128,974)	-	(245,375)
Gross profit / (loss)	383,678	(2,627)	(720)	-	380,331
Net loss from fair value adjustment of investment properties	36	(3,374)	-	-	(3,338)
General and administrative expenses	(92,328)	399	-	263	(91,666)
Selling expenses	(32,196)	169	-	-	(32,027)
Other operating results, net	(22,970)	(5)	463	(263)	(22,775)
(Loss) / profit from operations	236,220	(5,438)	(257)	-	230,525
Share of profit of associates and joint ventures	33,830	3,462	-	-	37,292
Segment (loss) / profit	270,050	(1,976)	(257)	-	267,817
Reportable assets	3,661,373	(824)	-	829,419	4,489,968
Reportable liabilities (3)	-	-	-	(2,257,094)	(2,257,094)
Net reportable assets	3,661,373	(824)	-	(1,427,675)	2,232,874

	06.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in million of ARS)
Revenues	503,744	(2,706)	110,690	-	611,728
Costs	(90,799)	301	(112,901)	-	(203,399)
Gross profit / (loss)	412,945	(2,405)	(2,211)	-	408,329
Net loss from fair value adjustment of investment properties	(653,452)	679	-	-	(652,773)
General and administrative expenses	(95,292)	323	-	(48)	(95,017)
Selling expenses	(32,566)	247	-	-	(32,319)
Other operating results, net	(9,667)	(41)	781	48	(8,879)
Loss from operations	(378,032)	(1,197)	(1,430)	-	(380,659)
Share of profit / (loss) of associates and joint ventures	62,859	515	-	-	63,374
Segment loss	(315,173)	(682)	(1,430)	-	(317,285)
Reportable assets	3,621,701	802	-	551,495	4,173,998
Reportable liabilities (3)	-	-	-	(2,028,245)	(2,028,245)
Net reportable assets	3,621,701	802	-	(1,476,750)	2,145,753

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets, net of investments in associates with negative equity which are included in provisions in the amount of ARS 184 million, ARS 106 million and ARS 29 million, as of June 30, 2026, 2025 and 2024, respectively.

(3)	The CODM centers the review on reportable assets.

Below is a summarized analysis of the lines of business for the fiscal years ended June 30, 2026, 2025 and 2024:

	06.30.2026
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	368,822	29,203	28,866	88,748	11,300	526,939
Costs	(37,569)	(3,679)	(18,039)	(59,871)	(4,673)	(123,831)
Gross profit / (loss)	331,253	25,524	10,827	28,877	6,627	403,108
Net gain / (loss) from fair value adjustment of investment properties	260,615	(24,770)	(45,415)	-	2,691	193,121
General and administrative expenses	(41,821)	(2,570)	(19,078)	(13,344)	(19,704)	(96,517)
Selling expenses	(23,837)	(1,196)	(3,812)	(6,104)	(1,880)	(36,829)
Other operating results, net	(603)	84	(11,650)	(437)	(3,048)	(15,654)
Profit / (loss) from operations	525,607	(2,928)	(69,128)	8,992	(15,314)	447,229
Share of profit of associates and joint ventures	-	-	-	-	37,811	37,811
Segment profit / (loss)	525,607	(2,928)	(69,128)	8,992	22,497	485,040

Investment properties and trading properties	2,259,987	316,252	1,072,144	-	5,429	3,653,812
Investment in associates and joint ventures	-	-	-	-	253,633	253,633
Other operating assets	6,295	1,007	176	62,050	12,200	81,728
Reportable assets	2,266,282	317,259	1,072,320	62,050	271,262	3,989,173

Includes the result for the investment in BHSA for ARS 15,784 million in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding to the segments, ARS 514,552 million originated in Argentina, and ARS 12,387 million in other countries, principally in Uruguay for ARS 12,377 million and USA for ARS 10 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 3,972,020 million are located in Argentina and ARS 17,153 million in other countries, principally in the USA for ARS 3,248 million and Uruguay for ARS 13,711 million.

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	361,288	26,796	17,042	86,266	8,960	500,352
Costs	(27,651)	(2,326)	(23,944)	(57,303)	(5,450)	(116,674)
Gross profit	333,637	24,470	(6,902)	28,963	3,510	383,678
Net gain / (loss) from fair value adjustment of investment properties	592,917	(198,907)	(393,213)	-	(761)	36
General and administrative expenses	(38,728)	(3,201)	(15,498)	(15,988)	(18,913)	(92,328)
Selling expenses	(18,077)	(1,190)	(4,161)	(6,747)	(2,021)	(32,196)
Other operating results, net	(668)	243	(25,468)	(633)	3,556	(22,970)
Profit / (loss) from operations	869,081	(178,585)	(445,242)	5,595	(14,629)	236,220
Share of profit of associates and joint ventures	-	-	-	-	33,830	33,830
Segment profit / (loss)	869,081	(178,585)	(445,242)	5,595	19,201	270,050

Investment properties and trading properties	1,947,450	337,699	1,069,145	-	2,812	3,357,106
Investment in associates and joint ventures	-	-	-	-	226,631	226,631
Other operating assets	6,904	682	152	60,408	9,490	77,636
Reportable assets	1,954,354	338,381	1,069,297	60,408	238,933	3,661,373

Includes the result for the investment in GCDI and BHSA for ARS 693 million and ARS 18,215 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 499,525 million originated in Argentina and ARS 827 million in other countries, principally in Uruguay for ARS 730 million and USA for ARS 97 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 3,643,703 million are located in Argentina and ARS 17,670 million in other countries, principally in the USA for ARS 2,163 million and Uruguay for ARS 15,321 million.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in million of ARS)
Revenues	334,495	30,243	17,215	114,637	7,154	503,744
Costs	(19,949)	(2,201)	(9,950)	(53,649)	(5,050)	(90,799)
Gross profit	314,546	28,042	7,265	60,988	2,104	412,945
Net loss from fair value adjustment of investment properties	(27,810)	(129,562)	(495,542)	-	(538)	(653,452)
General and administrative expenses	(40,232)	(3,329)	(16,404)	(17,394)	(17,933)	(95,292)
Selling expenses	(16,770)	(335)	(6,025)	(7,829)	(1,607)	(32,566)
Other operating results, net	(5,288)	(117)	(3,692)	(2,106)	1,536	(9,667)
Profit / (loss) from operations	224,446	(105,301)	(514,398)	33,659	(16,438)	(378,032)
Share of profit of associates and joint ventures	-	-	-	-	62,859	62,859
Segment profit / (loss)	224,446	(105,301)	(514,398)	33,659	46,421	(315,173)

Investment properties and trading properties	1,285,286	565,226	1,360,852	-	4,210	3,215,574
Investment in associates and joint ventures	-	-	-	-	231,573	231,573
Other operating assets	4,562	603	100,874	58,973	9,542	174,554
Reportable assets	1,289,848	565,829	1,461,726	58,973	245,325	3,621,701

Includes the result for the investment in GCDI and BHSA for ARS (10,574) million and ARS 54,463 million respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 491,225 million are originated in Argentina and ARS 12,519 million in other countries, principally in Uruguay for ARS 12,383 million and USA for ARS 136 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 3,602,168 million are located in Argentina and ARS 19,533 million in other countries, principally in the USA for ARS 3,267 million and Uruguay for ARS 16,140 million.

Results of Operations for the Fiscal Years ended June 30, 2026 and 2025

The following table contains a summary of our results of operations by segment and our results of operations according to our income statement, for the years ended June 30, 2026 and 2025.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.
	(in Million ARS)
Revenues	526,939	500,352	26,587	(3,074)	(2,900)	(174)	133,734	128,254	5,480	-	-	-	657,599	625,706	31,893
Costs	(123,831)	(116,674)	(7,157)	355	273	82	(134,709)	(128,974)	(5,735)	-	-	-	(258,185)	(245,375)	(12,810)
Gross profit / (loss)	403,108	383,678	19,430	(2,719)	(2,627)	(92)	(975)	(720)	(255)	-	-	-	399,414	380,331	19,083
Net gain / (loss) from fair value adjustment of investment properties	193,121	36	193,085	676	(3,374)	4,050	-	-	-	-	-	-	193,797	(3,338)	197,135
General and administrative expenses	(96,517)	(92,328)	(4,189)	358	399	(41)	-	-	-	243	263	(20)	(95,916)	(91,666)	(4,250)
Selling expenses	(36,829)	(32,196)	(4,633)	215	169	46	-	-	-	-	-	-	(36,614)	(32,027)	(4,587)
Other operating results, net	(15,654)	(22,970)	7,316	(24)	(5)	(19)	597	463	134	(243)	(263)	20	(15,324)	(22,775)	7,451
Profit / (loss) from operations	447,229	236,220	211,009	(1,494)	(5,438)	3,944	(378)	(257)	(121)	-	-	-	445,357	230,525	214,832
Share of profit of associates and joint ventures	37,811	33,830	3,981	1,323	3,462	(2,139)	-	-	-	-	-	-	39,134	37,292	1,842
Segment profit / (loss)	485,040	270,050	214,990	(171)	(1,976)	1,805	(378)	(257)	(121)	-	-	-	484,491	267,817	216,674
Reportable assets	3,989,173	3,661,373	327,800	(2,566)	(824)	(1,742)	-	-	-	868,046	829,419	38,627	4,854,653	4,489,968	364,685
Reportable liabilities	-	-	-	-	-	-	-	-	-	(2,434,243)	(2,257,094)	(177,149)	(2,434,243)	(2,257,094)	(177,149)
Net reportable assets	3,989,173	3,661,373	327,800	(2,566)	(824)	(1,742)	-	-	-	(1,566,197)	(1,427,675)	(138,522)	2,420,410	2,232,874	187,536

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.
	(in Million ARS)
Revenues	368,822	361,288	7,534	29,203	26,796	2,407	28,866	17,042	11,824	88,748	86,266	2,482	11,300	8,960	2,340	526,939	500,352	26,587
Costs	(37,569)	(27,651)	(9,918)	(3,679)	(2,326)	(1,353)	(18,039)	(23,944)	5,905	(59,871)	(57,303)	(2,568)	(4,673)	(5,450)	777	(123,831)	(116,674)	(7,157)
Gross profit / (loss)	331,253	333,637	(2,384)	25,524	24,470	1,054	10,827	(6,902)	17,729	28,877	28,963	(86)	6,627	3,510	3,117	403,108	383,678	19,430
Net gain / (loss) from fair value adjustment of investment properties	260,615	592,917	(332,302)	(24,770)	(198,907)	174,137	(45,415)	(393,213)	347,798	-	-	-	2,691	(761)	3,452	193,121	36	193,085
General and administrative expenses	(41,821)	(38,728)	(3,093)	(2,570)	(3,201)	631	(19,078)	(15,498)	(3,580)	(13,344)	(15,988)	2,644	(19,704)	(18,913)	(791)	(96,517)	(92,328)	(4,189)
Selling expenses	(23,837)	(18,077)	(5,760)	(1,196)	(1,190)	(6)	(3,812)	(4,161)	349	(6,104)	(6,747)	643	(1,880)	(2,021)	141	(36,829)	(32,196)	(4,633)
Other operating results, net	(603)	(668)	65	84	243	(159)	(11,650)	(25,468)	13,818	(437)	(633)	196	(3,048)	3,556	(6,604)	(15,654)	(22,970)	7,316
Profit / (loss) from operations	525,607	869,081	(343,474)	(2,928)	(178,585)	175,657	(69,128)	(445,242)	376,114	8,992	5,595	3,397	(15,314)	(14,629)	(685)	447,229	236,220	211,009
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	37,811	33,830	3,981	37,811	33,830	3,981
Segment profit / (loss)	525,607	869,081	(343,474)	(2,928)	(178,585)	175,657	(69,128)	(445,242)	376,114	8,992	5,595	3,397	22,497	19,201	3,296	485,040	270,050	214,990
Reportable assets	2,266,282	1,954,354	311,928	317,259	338,381	(21,122)	1,072,320	1,069,297	3,023	62,050	60,408	1,642	271,262	238,933	32,329	3,989,173	3,661,373	327,800
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	2,266,282	1,954,354	311,928	317,259	338,381	(21,122)	1,072,320	1,069,297	3,023	62,050	60,408	1,642	271,262	238,933	32,329	3,989,173	3,661,373	327,800

Revenues

Shopping Malls. Revenues from the Shopping Malls segment increased by 2.1% from ARS 361,288 million during the fiscal year ended June 30, 2025, to ARS 368,822 million during the fiscal year ended June 30, 2026. Rental revenues remained stable compared to the fiscal year ended June 30, 2025, increasing by 0.04%, mainly due to improvements in lease negotiations with tenants and the full year contribution of Terrazas de Mayo shopping mall, acquired in December 2024. During the fiscal year ended June 30, 2026, the increase in revenues was mainly due to: (i) an increase of ARS 22,433 million in base rental revenues; (ii) an increase of ARS 3,766 million in parking revenues, mainly explained by rate adjustments above inflation; (iii) an increase of ARS 2,203 million in commissions, mainly due to changes in contractual terms implemented during the fiscal year ended June 30, 2026; (iv) an increase of ARS 930 million in admission rights; (v) an increase of ARS 468 million in other rental and service revenues; and (vi) an increase of ARS 40 million in revenues from management and administrative services; partially offset by (vii) a decrease of ARS 22,306 million in contingent rental revenues.

Offices. Revenues from the Offices segment increased by 9.0% from ARS 26,796 million during the fiscal year ended June 30, 2025, to ARS 29,203 million during the fiscal year ended June 30, 2026. This variation is mainly explained by an increase in revenue from leases of 8.5%, from ARS 26,483 million during the fiscal year ended June 30, 2025, to ARS 28,723 million during the fiscal year ended June 30, 2026. The increase is mainly explained by higher occupancy levels, together with an adjustment in USD-denominated rental rates.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 69.4% increase from ARS 17,042 million during the fiscal year ended June 30, 2025, to ARS 28,866 million during the fiscal year ended June 30, 2026. This increase was mainly due to: (i) an increase of ARS 10,165 million in revenues from the sale of trading properties, as the sales completed during the fiscal year ended June 30, 2025, which consisted of the assignment of rights over 37 lots in the “Nuevo Quilmes 2” neighborhood, the sale of a plot of land located in Tigre, the assignment of rights over five units in the “Human Abasto Towers” development and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, represented a lower amount than the sales completed during the fiscal year ended June 30, 2026, which consisted of the assignment of rights over one lot in the “Nuevo Quilmes 2” neighborhood, five units in the “Human Abasto Tower” development, one functional unit and two parking spaces in the “DeAlcorta” building, a plot of land located in Tigre and the transfer of a plot of land to a trust by Zetol LTD.; (ii) an increase of ARS 1,811 million in other rental and service revenues; and (iii) an increase of ARS 11 million in base rental revenues; partially offset by (iv) a decrease of ARS 93 million in commissions; (v) a decrease of ARS 57 million in straight-line rent adjustments; and (vi) a decrease of ARS 14 million in revenues from management and administrative services.

Hotels. Revenues from our Hotels segment increased by 2.9% from ARS 86,266 million during the fiscal year ended June 30, 2025, to ARS 88,748 million during the fiscal year ended June 30, 2026. This increase is mainly explained by a gradual recovery in occupancy levels and revenues, despite a continued decline in inbound tourism levels as a result of reduced currency competitiveness in the country.

Others. Revenues from the Others segment increased by 26.1% from ARS 8,960 million during the fiscal year ended June 30, 2025, to ARS 11,300 million during the fiscal year ended June 30, 2026, mainly as a result of (i) a higher revenues generated by Shefa during the fiscal year ended June 30, 2026 through services provided via the APPA application for promotions and marketing activities carried out un our shopping malls, and (ii) a greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)).

Costs

Shopping Malls. Costs associated with the Shopping Malls segment increased by 35.9%, from ARS 27,651 million during the fiscal year ended June 30, 2025, to ARS 37,569 million during the fiscal year ended June 30, 2026, primarily due to: (i) an increase of ARS 5,603 million in maintenance, security, cleaning, repairs and related expenses, mainly explained by higher security and cleaning costs resulting from an increase in contracted hours and rates applied to such services; (ii) an increase of ARS 1,425 million in fees and compensations for services, mainly due to higher charges associated with digital content services; (iii) an increase of ARS 1,244 million in amortization and depreciation charges; (iv) an increase of ARS 992 million in rents and expenses; (v) an increase of ARS 488 million in travel, transportation and stationery; and (vi) an increase of ARS 463 million in indirect taxes; partially offset by (vii) a decrease of ARS 181 million in salaries, social security charges and other personnel administrative expenses; and (viii) a decrease of ARS 101 million in bank expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 7.7% during the fiscal year ended June 30, 2025, to 10.2% during the fiscal year ended June 30, 2026.

Offices. Costs associated with the Offices segment increased by 58.2%, from ARS 2,326 million during the fiscal year ended June 30, 2025, to ARS 3,679 million during the fiscal year ended June 30, 2026, mainly as a result of higher occupancy levels, as well as by the costs associated with the Coworking Philips space, mainly due to: (i) an increase of ARS 507 million in maintenance, security, cleaning, repairs and related expenses; (ii) an increase of ARS 265 million in rents and expenses; (iii) an increase of ARS 195 million in fees and compensations for services; (iv) an increase of ARS 156 million in travel, transportation and stationery; (v) an increase of ARS 114 million in amortization and depreciation charges; (vi) an increase of ARS 103 million in cost of goods sold and services; and (vii) an increase of ARS 23 million in salaries, social security charges and other personnel administrative expenses; partially offset by (viii) a decrease of ARS 10 million in indirect taxes. Costs associated with the Offices segment, measured as a percentage of revenues from this segment, increased from 8.7% during the fiscal year ended June 30, 2025, to 12.6% during the fiscal year ended June 30, 2026.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 24.7% decrease from ARS 23,944 million during the fiscal year ended June 30, 2025, to ARS 18,039 million during the fiscal year ended June 30, 2026, mainly due to: (i) a decrease of ARS 7,607 million in cost of goods sold and services, mainly explained by the fact that transactions completed during the fiscal year ended June 30, 2025, which consisted of the assignment of rights over 37 lots in the “Nuevo Quilmes 2” neighborhood, the sale of a plot of land located in Tigre, the assignment of rights over five units in the “Human Abasto Towers” development and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, involved a higher cost than the transactions completed during the fiscal year ended June 30, 2026, which consisted of the assignment of rights over one lot in the “Nuevo Quilmes 2” neighborhood, five units in the “Human Abasto Tower” development, one functional unit and two parking spaces in the “DeAlcorta” building, a plot of land located in Tigre and the transfer of a plot of land to a trust by Zetol LTD; and (ii) a decrease of ARS 147 million in salaries, social security charges and other personnel administrative expenses; partially offset by (iii) an increase of ARS 674 million in fees and compensations for services; (iv) an increase of ARS 589 million in maintenance, security, cleaning, repairs and related expenses; (v) an increase of ARS 422 million in indirect taxes; (vi) an increase of ARS 93 million in rents and expenses; (vii) an increase of ARS 48 million in travel, transportation and stationery; and (viii) an increase of ARS 23 million in amortization and depreciation charges. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 140.5% during the fiscal year ended June 30, 2025, to 62.5% during the fiscal year ended June 30, 2026.

Hotels. Costs in the Hotels segment increased by 4.5%, from ARS 57,303 million during the fiscal year ended June 30, 2025, to ARS 59,871 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) an increase of ARS 2,048 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 260 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 218 million in fees and compensations for services; (iv) an increase of ARS 154 million in travel, transportation and stationery; (v) an increase of ARS 62 million in indirect taxes; (vi) an increase of ARS 56 million in amortization and depreciation charges; and (vii) an increase of ARS 42 million in rents and expenses; partially offset by (viii) a decrease of ARS 251 million in food, beverages and other hotel expenses; and (ix) a decrease of ARS 24 million in other charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 66.4% during the fiscal year ended June 30, 2025, to 67.5% during the fiscal year ended June 30, 2026.

Others. Costs in the Others segment decreased by 14.3%, from ARS 5,450 million during the fiscal year ended June 30, 2025, to ARS 4,673 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 1,112 million in amortization and depreciation charges; (ii) a decrease of ARS 334 million in maintenance, security, cleaning, repairs and related expenses; (iii) a decrease of ARS 104 million in salaries, social security charges and other personnel administrative expenses; and (iv) a decrease of ARS 21 million in indirect taxes; partially offset by (v) an increase of ARS 430 million in fees and compensations for services; (vi) an increase of ARS 245 million in other charges; (vii) an increase of ARS 84 million in travel, transportation and stationery; and (viii) an increase of ARS 35 million in rents and expenses. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 60.8% during the fiscal year ended June 30, 2025, to 41.4% during the fiscal year ended June 30, 2026.

Gross Profit

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 0.7%, from a profit of ARS 333,637 million during the fiscal year ended June 30, 2025, to an ARS 331,253 million profit during the fiscal year ended June 30, 2026, mainly as a result of the increase in costs associated with the Shopping Malls segment discussed above. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 92.3% positive during the fiscal year ended June 30, 2025, to 89.8% positive during the fiscal year ended June 30, 2026.

Offices. Gross profit from the Offices segment increased by 4.3%, from a profit of ARS 24,470 million during the fiscal year ended June 30, 2025, to an ARS 25,524 million profit during the fiscal year ended June 30, 2026. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 91.3% positive during the fiscal year ended June 30, 2025, to 87.4% positive during the fiscal year ended June 30, 2026.

Sales and developments. Gross (loss) / profit from the Sales and Developments segment increased by 256.9%, from a loss of ARS 6,902 million during the fiscal year ended June 30, 2025, to an ARS 10,827 million profit during the fiscal year ended June 30, 2026. Gross (loss) / profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 40.5% negative during the fiscal year ended June 30, 2025, to 37.5% positive during the fiscal year ended June 30, 2026.

Hotels. Gross profit from the Hotels segment decreased by 0.3%, from a profit of ARS 28,963 million during the fiscal year ended June 30, 2025, to an ARS 28,877 million profit during the fiscal year ended June 30, 2026. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 33.6% positive during the fiscal year ended June 30, 2025, to 32.5% positive during the fiscal year ended June 30, 2026.

Others. Gross profit from the Others segment increased by 88.8%, from a profit of ARS 3,510 million during the fiscal year ended June 30, 2025, to an ARS 6,627 million profit during the fiscal year ended June 30, 2026. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 39.2% positive during the fiscal year ended June 30, 2025, to 58.6% positive during the fiscal year ended June 30, 2026.

The variations in gross profit / (loss) described herein derive mainly from the variations in revenues and costs discussed above.

Net Gain / (Loss) from Fair Value Adjustment of Investment Properties

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to segment information, including joint ventures, increased by ARS 197,135 million, from a net loss of ARS 3,338 million during the fiscal year ended June 30, 2025, to a net profit of ARS 193,797 million during the fiscal year ended June 30, 2026.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a gain of ARS 36 million (out of which an ARS 592,917 million profit derives from our Shopping Malls segment; an ARS 198,907 million loss from our Offices segment; an ARS 393,213 million loss from our Sales and Developments segment and an ARS 761 million loss from our Others segment) during the fiscal year ended June 30, 2025, to a gain of ARS 193,121 million during the fiscal year ended June 30, 2026 (out of which an ARS 260,615 million profit derives from our Shopping Malls segment; an ARS 24,770 million loss from our Offices segment; an ARS 45,415 million loss from our Sales and Developments segment and an ARS 2,691 million gain from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and GDP growth; and (ii) the discount rate used to discount cash flows, mainly affected by a decrease of approximately 130 basis points in the country risk premium compared to the prior fiscal year.

The Argentine market for offices, land reserves and other properties continues to present a level of activity that allows the identification of comparable transactions and other relevant observable market evidence for the determination of fair values. Accordingly, the Company uses the Market Approach to determine the fair value of the Offices and Others segments. Under this approach, fair value is estimated based primarily on market values per square meter obtained from comparable transactions, adjusted for the specific characteristics of each asset.

During the fiscal year ended June 30, 2026, the determination of fair values in the Offices and Sales and Developments segments was mainly influenced by the evolution of macroeconomic and financial variables relevant to the Argentine real estate market. In particular, the financial exchange rate used as a reference by market participants in pricing these assets increased by approximately 20% during the period, while inflation reached approximately 33.5%, resulting in a real appreciation of the Argentine Peso against the reference U.S. dollar. This situation was considered in the estimation of fair values together with observable market prices, supply and demand conditions and other relevant factors existing at year end.

General and Administrative Expenses

Shopping Malls. General and administrative expenses of Shopping Malls increased by 8.0%, from ARS 38,728 million during the fiscal year ended June 30, 2025, to ARS 41,821 million during the fiscal year ended June 30, 2026, mainly due to: (i) an increase of ARS 1,754 million in salaries, social security charges and other personnel administrative expenses, mainly due to higher charges for bonuses and severance payments; (ii) an increase of ARS 1,272 million in fees and compensations for services, mainly explained by higher professional fees associated with projects and administrative matters; (iii) an increase of ARS 522 million in amortization and depreciation charges; (iv) an increase of ARS 22 million in indirect taxes; (v) an increase of ARS 8 million in rents and expenses; and (vi) an increase of ARS 4 million in freight expenses; partially offset by (vii) a decrease of ARS 248 million in bank expenses; (viii) a decrease of ARS 101 million in directors’ fees; (ix) a decrease of ARS 75 million in travel, transportation and stationery; and (x) a decrease of ARS 65 million in maintenance, security, cleaning, repairs and related expenses. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 10.7% during the fiscal year ended June 30, 2025, to 11.3% during the fiscal year ended June 30, 2026.

Offices. General and administrative expenses of our Offices segment decreased by 19.7%, from ARS 3,201 million during the fiscal year ended June 30, 2025, to ARS 2,570 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 298 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 210 million in directors’ fees; (iii) a decrease of ARS 58 million in maintenance, security, cleaning, repairs and related expenses; (iv) a decrease of ARS 29 million in bank expenses; (v) a decrease of ARS 22 million in travel, transportation and stationery; (vi) a decrease of ARS 22 million in fees and compensations for services; and (vii) a decrease of ARS 10 million in rents and expenses; partially offset by (viii) an increase of ARS 19 million in amortization and depreciation charges. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 11.9% during the fiscal year ended June 30, 2025, to 8.8% during the fiscal year ended June 30, 2026.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 23.1%, from ARS 15,498 million during the fiscal year ended June 30, 2025, to ARS 19,078 million during the fiscal year ended June 30, 2026. The increase was mainly due to: (i) an increase of ARS 1,862 million in salaries, social security charges and other personnel administrative expenses, mainly explained by higher charges for bonuses and severance payments; (ii) an increase of ARS 600 million in fees and compensations for services; (iii) an increase of ARS 493 million in directors’ fees; (iv) an increase of ARS 271 million in amortization and depreciation charges; (v) an increase of ARS 185 million in indirect taxes; (vi) an increase of ARS 131 million in maintenance, security, cleaning, repairs and related expenses; (vii) an increase of ARS 68 million in travel, transportation and stationery; (viii) an increase of ARS 32 million in rents and expenses; and (ix) an increase of ARS 2 million in freight expenses; partially offset by (x) a decrease of ARS 64 million in bank expenses. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 90.9% during the fiscal year ended June 30, 2025, to 66.1% during the fiscal year ended June 30, 2026.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 16.5%, from ARS 15,988 million during the fiscal year ended June 30, 2025, to ARS 13,344 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 2,346 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 410 million in maintenance, security, cleaning, repairs and related expenses; (iii) a decrease of ARS 134 million in indirect taxes; (iv) a decrease of ARS 109 million in other charges; and (v) a decrease of ARS 32 million in travel, transportation and stationery; partially offset by (vi) an increase of ARS 289 million in fees and compensations for services; (vii) an increase of ARS 83 million in bank expenses; and (viii) an increase of ARS 20 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 18.5% during the fiscal year ended June 30, 2025, to 15.0% during the fiscal year ended June 30, 2026.

Others. General and administrative expenses associated with our Others segment increased by 4.2%, from ARS 18,913 million during the fiscal year ended June 30, 2025, to ARS 19,704 million during the fiscal year ended June 30, 2026, mainly due to: (i) an increase of ARS 613 million in amortization and depreciation charges; (ii) an increase of ARS 230 million in indirect taxes; (iii) an increase of ARS 127 million in maintenance, security, cleaning, repairs and related expenses; (iv) an increase of ARS 80 million in salaries, social security charges and other personnel administrative expenses; (v) an increase of ARS 39 million in other charges; and (vi) an increase of ARS 1 million in rents and expenses; partially offset by (vii) a decrease of ARS 194 million in directors’ fees; (viii) a decrease of ARS 42 million in bank expenses; (ix) a decrease of ARS 32 million in travel, transportation and stationery; and (x) a decrease of ARS 31 million in fees and compensations for services. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 211.1% during the fiscal year ended June 30, 2025, to 174.4% during the fiscal year ended June 30, 2026.

Selling Expenses

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 31.9%, from ARS 18,077 million during the fiscal year ended June 30, 2025, to ARS 23,837 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) an increase of ARS 3,793 million in advertising, promotions and other marketing expenses, mainly due to higher expenses associated with commercial and promotional activities; (ii) an increase of ARS 2,123 million in bad debts (charge and recovery, net); (iii) an increase of ARS 398 million in indirect taxes; (iv) an increase of ARS 135 million in amortization and depreciation charges; and (v) an increase of ARS 59 million in fees and compensations for services; partially offset by (vi) a decrease of ARS 740 million in salaries, social security charges and other personnel administrative expenses; and (vii) a decrease of ARS 10 million in rents and expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 5.0% during the fiscal year ended June 30, 2025, to 6.5% during the fiscal year ended June 30, 2026.

Offices. Selling expenses associated with our Offices segment increased by 0.5%, from ARS 1,190 million during the fiscal year ended June 30, 2025, to ARS 1,196 million during the fiscal year ended June 30, 2026. Such variation was mainly generated as a result of: (i) an increase of ARS 74 million in advertising, promotions and other marketing expenses; (ii) an increase of ARS 8 million in bad debts (charge and recovery, net); (iii) an increase of ARS 4 million in indirect taxes; and (iv) an increase of ARS 3 million in fees and compensations for services; partially offset by (v) a decrease of ARS 79 million in salaries, social security charges and other personnel administrative expenses; (vi) a decrease of ARS 2 million in maintenance, security, cleaning, repairs and related expenses; (vii) a decrease of ARS 1 million in rents and expenses; and (viii) a decrease of ARS 1 million in amortization and depreciation charges. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 4.4% during the fiscal year ended June 30, 2025, to 4.1% during the fiscal year ended June 30, 2026.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 8.4%, from ARS 4,161 million during the fiscal year ended June 30, 2025, to ARS 3,812 million during the fiscal year ended June 30, 2026. The variation was mainly explained by lower expenses incurred in the sale of properties due to a lower number of transactions than in the prior fiscal year. Among the most significant variations were: (i) a decrease of ARS 1,600 million in indirect taxes due to lower stamp tax expenses; (ii) a decrease of ARS 205 million in salaries, social security charges and other personnel administrative expenses; and (iii) a decrease of ARS 3 million in rents and expenses; partially offset by (iv) an increase of ARS 1,435 million in advertising, promotions and other marketing expenses; (v) an increase of ARS 17 million in fees and compensations for services; and (vi) an increase of ARS 7 million in travel, transportation and stationery. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 24.4% during the fiscal year ended June 30, 2025, to 13.2% during the fiscal year ended June 30, 2026.

Hotels. Selling expenses associated with our Hotels segment decreased by 9.5%, from ARS 6,747 million during the fiscal year ended June 30, 2025, to ARS 6,104 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 343 million in fees and compensations for services; (ii) a decrease of ARS 190 million in indirect taxes; (iii) a decrease of ARS 95 million in salaries, social security charges and other personnel administrative expenses; (iv) a decrease of ARS 82 million in other charges; (v) a decrease of ARS 14 million in travel, transportation and stationery; and (vi) a decrease of ARS 12 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vii) an increase of ARS 81 million in advertising, promotions and other marketing expenses; (viii) an increase of ARS 11 million in bad debts (charge and recovery, net); and (ix) an increase of ARS 2 million in amortization and depreciation charges. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.8% during the fiscal year ended June 30, 2025, to 6.9% during the fiscal year ended June 30, 2026.

Others. Selling expenses associated with our Others segment decreased by 7.0%, from ARS 2,021 million during the fiscal year ended June 30, 2025, to ARS 1,880 million during the fiscal year ended June 30, 2026. This decrease is mainly due to: (i) a decrease of ARS 450 million in advertising, promotions and other marketing expenses; and (ii) a decrease of ARS 24 million in fees and compensations for services; partially offset by (iii) an increase of ARS 315 million in indirect taxes; and (iv) an increase of ARS 24 million in bad debts (charge and recovery, net). Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 22.6% during the fiscal year ended June 30, 2025, to 16.6% during the fiscal year ended June 30, 2026.

Other Operating Results, Net

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 9.7%, from a net loss of ARS 668 million during the fiscal year ended June 30, 2025, to a net loss of ARS 603 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a higher charge of ARS 1,472 million for donations; and (ii) a lower gain of ARS 10 million from the sale of property, plant and equipment; partially offset by (iii) a gain of ARS 1,016 million from other income related to the acquisition of tax credits; (iv) an increase of ARS 500 million in interest earned generated by operating assets; (v) a lower charge of ARS 22 million for lawsuits; and (vi) an increase of ARS 9 million in management fee income. Other operating results, net from this segment, measured as a percentage of revenues from this segment, remained stable at 0.2% negative during the fiscal years presented.

Offices. Other operating results, net associated with our Offices segment varied by 65.4%, from a net profit of ARS 243 million during the fiscal year ended June 30, 2025, to a net profit of ARS 84 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) an increase of ARS 84 million in other expenses, mainly due to charges related to claims and damages; (ii) a higher charge of ARS 70 million for donations; (iii) a decrease of ARS 29 million in interest earned generated by operating assets; and (iv) a lower gain of ARS 1 million from the sale of property, plant and equipment; partially offset by (v) a lower charge of ARS 25 million for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.9% positive during the fiscal year ended June 30, 2025, to 0.3% positive during the fiscal year ended June 30, 2026.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment varied by 54.3%, from a net loss of ARS 25,468 million during the fiscal year ended June 30, 2025, to a net loss of ARS 11,650 million during the fiscal year ended June 30, 2026, mainly due to: (i) a lower loss of ARS 13,600 million resulting from the impairment of trading properties for the fiscal year ended June 30, 2026, which arose from the Company’s comparison between the inflation-adjusted cost of such properties (ARS 230,750 million) and their net realizable value (ARS 218,810 million); (ii) an increase of ARS 571 million in management fee income; and (iii) an increase of ARS 196 million in interest earned generated by operating assets; partially offset by (iv) a higher charge of ARS 726 million for donations. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 149.4% negative during the fiscal year ended June 30, 2025, to 40.4% negative during the fiscal year ended June 30, 2026.

Hotels. Other operating results, net associated with the Hotels segment varied by 31.0%, from a net loss of ARS 633 million during the fiscal year ended June 30, 2025, to a net loss of ARS 437 million during the fiscal year ended June 30, 2026, mainly due to a lower charge of ARS 260 million for lawsuits, primarily explained by lower labor contingencies related to Nuevas Fronteras S.A. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.7% negative during the fiscal year ended June 30, 2025, to 0.5% negative during the fiscal year ended June 30, 2026.

Others. Other operating results, net associated with the Others segment varied by 185.7%, from a net profit of ARS 3,556 million during the fiscal year ended June 30, 2025, to a net loss of ARS 3,048 million during the fiscal year ended June 30, 2026, mainly due to: (i) a lower positive result of ARS 3,694 million from the sale of associates compared to the fiscal year ended June 30, 2025; (ii) a lower gain of ARS 2,053 million generated from other operating results, mainly explained by the recovery of provisions recorded in the comparative fiscal year related to La Arena S.A.; and (iii) a higher charge of ARS 1,033 million for lawsuits and contingencies; partially offset by (iv) an increase of ARS 173 million in management fee income; and (v) an increase of ARS 5 million in interest earned generated by operating assets. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 39.7% positive during the fiscal year ended June 30, 2025, to 27.0% negative during the fiscal year ended June 30, 2026.

Operating Results

Shopping Malls. Operating results from operations associated with the Shopping Malls segment decreased by 39.5%, from a net profit of ARS 869,081 million during the fiscal year ended June 30, 2025, to a net profit of ARS 525,607 million during the fiscal year ended June 30, 2026. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, decreased from 240.6% positive during the fiscal year ended June 30, 2025, to 142.5% positive during the fiscal year ended June 30, 2026.

Offices. Operating results from operations associated with our Offices segment varied by 98.4%, from a net loss of ARS 178,585 million during the fiscal year ended June 30, 2025, to a net loss of ARS 2,928 million during the fiscal year ended June 30, 2026. Such variation was mainly attributable to a lower loss of ARS 174,137 million from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, varied from 666.5% negative during the fiscal year ended June 30, 2025, to 10.0% negative during the fiscal year ended June 30, 2026.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 84.5%, from a net loss of ARS 445,242 million during the fiscal year ended June 30, 2025, to a net loss of ARS 69,128 million during the fiscal year ended June 30, 2026. Such variation was mainly due to the result from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, varied from 2,612.6% negative during the fiscal year ended June 30, 2025, to 239.5% negative during the fiscal year ended June 30, 2026.

Hotels. Operating results from operations associated with the Hotels segment varied by 60.7%, from a net profit of ARS 5,595 million during the fiscal year ended June 30, 2025, to a net profit of ARS 8,992 million during the fiscal year ended June 30, 2026. This increase is mainly explained by a partial recovery in occupancy levels and revenues following the decline in activity recorded during the fiscal year ended June 30, 2025. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 6.5% positive during the fiscal year ended June 30, 2025, to 10.1% positive during the fiscal year ended June 30, 2026.

Others. Operating results from operations associated with the Others segment varied by 4.7%, from a net loss of ARS 14,629 million during the fiscal year ended June 30, 2025, to a net loss of ARS 15,314 million during the fiscal year ended June 30, 2026. Such variation is mainly due to higher administrative expenses and a higher loss in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 163.3% negative during the fiscal year ended June 30, 2025, to 135.5% negative during the fiscal year ended June 30, 2026.

Share of Profit of Associates and Joint Ventures

The share of profit of associates and joint ventures, according to segment information, including joint ventures, increased by 4.9%, from a net profit of ARS 37,292 million during the fiscal year ended June 30, 2025 to a net profit of ARS 39,134 million during the fiscal year ended June 30, 2026, mainly due to higher positive results from the Others segment, partially offset by a 61.8% decrease in the net share of profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment) and Puerto Retiro S.A. (Sales and Developments segment), which decreased, from a profit of ARS 3,462 million during the fiscal year ended June 30, 2025, to a profit of ARS 1,323 million during the fiscal year ended June 30, 2026, mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint venture Puerto Retiro S.A. is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit of associates from the Others segment increased by 11.8%, from a net profit of ARS 33,830 million during the fiscal year ended June 30, 2025, to a net profit of ARS 37,811 million during the fiscal year ended June 30, 2026, mainly as a result of the variation from our investments in La Rural S.A. by ARS 1,131 million positive, New Lipstick LLC by ARS 1,339 million positive, Challenger Gold Limited by ARS 3,792 million positive, and Banco Hipotecario S.A. by ARS 2,431 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial Results, Net

Financial results increased from a gain of ARS 54,431 million during the fiscal year ended June 30, 2025, to a gain of ARS 86,515 million during the fiscal year ended June 30, 2026. This variation is mainly explained by: (i) a higher foreign exchange gain, net of ARS 71,339 million, primarily generated by U.S. dollar-denominated notes payable. Such gain was mainly attributable to the real appreciation of the exchange rate relative to inflation during the fiscal year ended June 30, 2026, which, given the Company’s net foreign currency liability position, resulted in a gain from the decrease in the real value of those obligations. In addition, the variation was positively impacted by a higher gain of ARS 9,834 million on derivative financial instruments, mainly generated by the remeasurement of warrants, net of losses on futures contracts; partially offset by (ii) a lower gain of ARS 29,403 million from the fair value measurement of financial assets and liabilities through profit or loss, net, mainly related to transactions involving securities and mutual funds; and (iii) an increase of ARS 26,049 million in interest expense, primarily corresponding to the notes payable mentioned above.

Income Tax

The Company applies the deferred tax method to calculate income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge changed from a loss of ARS 60,337 million during the fiscal year ended June 30, 2025, to a loss of ARS 150,029 million during the fiscal year ended June 30, 2026. During the fiscal year ended June 30, 2026, the Company recorded a negative deferred tax result mainly attributable to the gain generated by the fair value adjustment of investment properties, while at the same time a higher current income tax expense was recognized.

Profit for the Year

As a result of the factors described above, profit for the year increased from a profit of ARS 261,911 million during the fiscal year ended June 30, 2025, to a profit of ARS 420,977 million during the fiscal year ended June 30, 2026.

Results of Operations for the Fiscal Years ended June 30, 2025 and 2024

The following table contains a summary of our results of operations by segment and our results of operations according to our income statement, for the years ended June 30, 2025 and 2024.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in Million ARS)
Revenues	500,352	503,744	(3,392)	(2,900)	(2,706)	(194)	128,254	110,690	17,564	-	-	-	625,706	611,728	13,978
Costs	(116,674)	(90,799)	(25,875)	273	301	(28)	(128,974)	(112,901)	(16,073)	-	-	-	(245,375)	(203,399)	(41,976)
Gross profit / (loss)	383,678	412,945	(29,267)	(2,627)	(2,405)	(222)	(720)	(2,211)	1,491	-	-	-	380,331	408,329	(27,998)
Net gain / (loss) from fair value adjustment of investment properties	36	(653,452)	653,488	(3,374)	679	(4,053)	-	-	-	-	-	-	(3,338)	(652,773)	649,435
General and administrative expenses	(92,328)	(95,292)	2,964	399	323	76	-	-	-	263	(48)	311	(91,666)	(95,017)	3,351
Selling expenses	(32,196)	(32,566)	370	169	247	(78)	-	-	-	-	-	-	(32,027)	(32,319)	292
Other operating results, net	(22,970)	(9,667)	(13,303)	(5)	(41)	36	463	781	(318)	(263)	48	(311)	(22,775)	(8,879)	(13,896)
Profit / (loss) from operations	236,220	(378,032)	614,252	(5,438)	(1,197)	(4,241)	(257)	(1,430)	1,173	-	-	-	230,525	(380,659)	611,184
Share of profit / (loss) of associates and joint ventures	33,830	62,859	(29,029)	3,462	515	2,947	-	-	-	-	-	-	37,292	63,374	(26,082)
Segment profit / (loss)	270,050	(315,173)	585,223	(1,976)	(682)	(1,294)	(257)	(1,430)	1,173	-	-	-	267,817	(317,285)	585,102
Reportable assets	3,661,373	3,621,701	39,672	(824)	802	(1,626)	-	-	-	829,419	551,495	277,924	4,489,968	4,173,998	315,970
Reportable liabilities	-	-	-	-	-	-	-	-	-	(2,257,094)	(2,028,245)	(228,849)	(2,257,094)	(2,028,245)	(228,849)
Net reportable assets	3,661,373	3,621,701	39,672	(824)	802	(1,626)	-	-	-	(1,427,675)	(1,476,750)	49,075	2,232,874	2,145,753	87,121

	Shopping Malls			Offices			Sales and Developments		Hotels			Others			Total
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in Million ARS)
Revenues	361,288	334,495	26,793	26,796	30,243	(3,447)	17,042	17,215	(173)	86,266	114,637	(28,371)	8,960	7,154	1,806	500,352	503,744	(3,392)
Costs	(27,651)	(19,949)	(7,702)	(2,326)	(2,201)	(125)	(23,944)	(9,950)	(13,994)	(57,303)	(53,649)	(3,654)	(5,450)	(5,050)	(400)	(116,674)	(90,799)	(25,875)
Gross profit / (loss)	333,637	314,546	19,091	24,470	28,042	(3,572)	(6,902)	7,265	(14,167)	28,963	60,988	(32,025)	3,510	2,104	1,406	383,678	412,945	(29,267)
Net gain / (loss) from fair value adjustment of investment properties	592,917	(27,810)	620,727	(198,907)	(129,562)	(69,345)	(393,213)	(495,542)	102,329	-	-	-	(761)	(538)	(223)	36	(653,452)	653,488
General and administrative expenses	(38,728)	(40,232)	1,504	(3,201)	(3,329)	128	(15,498)	(16,404)	906	(15,988)	(17,394)	1,406	(18,913)	(17,933)	(980)	(92,328)	(95,292)	2,964
Selling expenses	(18,077)	(16,770)	(1,307)	(1,190)	(335)	(855)	(4,161)	(6,025)	1,864	(6,747)	(7,829)	1,082	(2,021)	(1,607)	(414)	(32,196)	(32,566)	370
Other operating results, net	(668)	(5,288)	4,620	243	(117)	360	(25,468)	(3,692)	(21,776)	(633)	(2,106)	1,473	3,556	1,536	2,020	(22,970)	(9,667)	(13,303)
Profit / (loss) from operations	869,081	224,446	644,635	(178,585)	(105,301)	(73,284)	(445,242)	(514,398)	69,156	5,595	33,659	(28,064)	(14,629)	(16,438)	1,809	236,220	(378,032)	614,252
Share of profit / (loss) of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	33,830	62,859	(29,029)	33,830	62,859	(29,029)
Segment profit / (loss)	869,081	224,446	644,635	(178,585)	(105,301)	(73,284)	(445,242)	(514,398)	69,156	5,595	33,659	(28,064)	19,201	46,421	(27,220)	270,050	(315,173)	585,223
Reportable assets	1,954,354	1,289,848	664,506	338,381	565,829	(227,448)	1,069,297	1,461,726	(392,429)	60,408	58,973	1,435	238,933	245,325	(6,392)	3,661,373	3,621,701	39,672
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	1,954,354	1,289,848	664,506	338,381	565,829	(227,448)	1,069,297	1,461,726	(392,429)	60,408	58,973	1,435	238,933	245,325	(6,392)	3,661,373	3,621,701	39,672

Revenues

Shopping Malls. Revenues from the Shopping Malls segment increased by 8.0% from ARS 334,495 million during the fiscal year ended June 30, 2024, to ARS 361,288 million during the fiscal year ended June 30, 2025. Rental income increased by 5.8% compared to the prior year, mainly due to changes in lease negotiations with tenants and to a higher quantity and amount of income from retail stands. During the fiscal year ended June 30, 2025, the increase in revenues was mainly due to: (i) an increase of ARS 59,849 million in base rental revenues, mainly explained by contract renegotiations under more favorable terms; (ii) an increase of ARS 4,225 million in parking revenues, mainly explained by rate adjustments above inflation; (iii) an increase of ARS 3,691 million in admission rights, mainly due to contract renegotiations; (iv) an increase of ARS 2,718 million in commissions; and (v) an increase of ARS 351 million in revenues from management and administrative services; partially offset by (vi) a decrease of ARS 43,994 million in contingent rental revenues.

                Offices. Revenues from the Offices segment decreased by 11.4% from ARS 30,243 million during the fiscal year ended June 30, 2024, to ARS 26,796 million during the fiscal year ended June 30, 2025. This variation is mainly explained by a decrease in revenue from leases by 12.1% from ARS 30,122 million during the fiscal year ended June 30, 2024, to ARS 26,483 million during the fiscal year ended June 30, 2025. The decrease is primarily attributable to the stability of lease rates expressed in U.S. dollars and to a foreign exchange variation that was lower than the inflation rate.

                Sales and Developments. Revenues from the Sales and Developments segment recorded a 1.0% decrease from ARS 17,215 million during the fiscal year ended June 30, 2024, to ARS 17,042 million during the fiscal year ended June 30, 2025. The decrease was mainly attributable to: (i) a decrease of ARS 2,082 million in rental income, due to lower occupancy of units during the fiscal year ended June 30, 2025, and because in the fiscal year ended June 30, 2024, spaces had been leased for events and filming; partially offset by (ii) an increase of ARS 1,617 million in revenues from the sale of trading properties, as during the fiscal year ended June 30, 2025, 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers” and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, while in the fiscal year ended June 30, 2024, two plots of land in Canelones (Uruguay) had been sold by VAM.

                Hotels. Revenues from our Hotels segment decreased by 24.7% from ARS 114,637 million during the fiscal year ended June 30, 2024, to ARS 86,266 million during the fiscal year ended June 30, 2025. This decrease is mainly explained by a drop in international tourism arrivals as a result of reduced currency competitiveness in the country.

                Others. Revenues from the Others segment increased by 25.2% from ARS 7,154 million during the fiscal year ended June 30, 2024, to ARS 8,960 million during the fiscal year ended June 30, 2025, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by Shefa for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs

Shopping Malls. Costs associated with the Shopping Malls segment increased by 38.6%, from ARS 19,949 million during the fiscal year ended June 30, 2024, to ARS 27,651 million during the fiscal year ended June 30, 2025, primarily due to higher activity levels at the shopping malls, which led to higher operating costs, mainly explained by: (i) an increase of ARS 1,877 million in amortization and depreciation charges, partially due to the recognition of the Terrazas de Mayo brand acquired during the fiscal year ended June 30, 2025, as well as the capitalization of construction works; (ii) an increase of ARS 1,727 million in rents and expenses; (iii) an increase of ARS 1,524 million in fees and compensations for services; (iv) an increase of ARS 1,284 million in salaries, social security charges and other personnel administrative expenses; (v) an increase of ARS 799 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 731 million in indirect taxes; partially offset by (vii) a decrease of ARS 129 million in bank expenses; and (viii) a decrease of ARS 120 million in travel, transportation and stationery. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 6.0% during the fiscal year ended June 30, 2024, to 7.7% during the fiscal year ended June 30, 2025.

Offices. Costs associated with the Offices segment increased by 5.7%, from ARS 2,201 million during the fiscal year ended June 30, 2024, to ARS 2,326 million during the fiscal year ended June 30, 2025. Office costs were influenced by higher occupancy in Class A+ and A buildings, as well as by the costs associated with the Coworking Philips space. The variation was mainly due to: (i) an increase of ARS 198 million in rents and expenses, partially explained by higher expenses from the Coworking Philips space; (ii) an increase of ARS 252 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 99 million in travel, transportation and stationery; (iv) an increase of ARS 47 million in amortization and depreciation charges; partially offset by (v) a decrease of ARS 476 million in fees and compensations for services. Costs associated with the Offices segment, measured as a percentage of revenues from this segment, increased from 7.3% during the fiscal year ended June 30, 2024, to 8.7% during the fiscal year ended June 30, 2025.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 140.6% increase from ARS 9,950 million during the fiscal year ended June 30, 2024, to ARS 23,944 million during the fiscal year ended June 30, 2025 (a rise aligned with sales growth, thus justifying the higher costs), mainly due to: (i) an increase of ARS 12,772 million in cost of goods sold and services, mainly explained by the sale of 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers”, and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM; (ii) an increase of ARS 713 million in rents and expenses; (iii) an increase of ARS 404 million in salaries, social security charges and other personnel administrative expenses; (iv) an increase of ARS 157 million in indirect taxes; (v) an increase of ARS 78 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vi) a decrease of ARS 98 million in fees and compensations for services. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 57.8% during the fiscal year ended June 30, 2024, to 140.5% during the fiscal year ended June 30, 2025.

Hotels. Costs in the Hotels segment increased by 6.8%, from ARS 53,649 million during the fiscal year ended June 30, 2024, to ARS 57,303 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 5,808 million in salaries, social security charges and other personnel administrative expenses; partially offset by (ii) a decrease of ARS 962 million in food, beverages and other hotel expenses; (iii) a decrease of ARS 701 million in fees and compensations for services; (iv) a decrease of ARS 294 million in maintenance, security, cleaning, repairs and related expenses; and (v) a decrease of ARS 203 million in amortization and depreciation charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 46.8% during the fiscal year ended June 30, 2024, to 66.4% during the fiscal year ended June 30, 2025.

Others. Costs in the Others segment increased by 7.9%, from ARS 5,050 million during the fiscal year ended June 30, 2024, to ARS 5,450 million during the fiscal year ended June 30, 2025, mainly as a result of (i) an increase of ARS 272 million in indirect taxes; (ii) an increase of ARS 200 million in fees and compensations for services; (iii) an increase of ARS 96 million in amortization and depreciation charges; (iv) an increase of ARS 58 million in travel, transportation and stationery; partially offset by (v) a decrease of ARS 153 million in other charges; (vi) a decrease of ARS 39 million in salaries, social security charges and other personnel administrative expenses; and (vii) a decrease of ARS 32 million in maintenance, security, cleaning, repairs and related expenses. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 70.6% during the fiscal year ended June 30, 2024, to 60.8% during the fiscal year ended June 30, 2025.

Gross Profit

Shopping Malls. Gross profit from the Shopping Malls segment increased by 6.1%, from a profit of ARS 314,546 million during the fiscal year ended June 30, 2024, to an ARS 333,637 million profit during the fiscal year ended June 30, 2025, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 94.0% positive during the fiscal year ended June 30, 2024, to 92.4% positive during the fiscal year ended June 30, 2025.

Offices. Gross profit from the Offices segment decreased by 12.7%, from a profit of ARS 28,042 million during the fiscal year ended June 30, 2024, to an ARS 24,470 million profit during the fiscal year ended June 30, 2025. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 92.7% positive during the fiscal year ended June 30, 2024, to 91.3% positive during the fiscal year ended June 30, 2025.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment decreased by 195.0%, from a profit of ARS 7,265 million during the fiscal year ended June 30, 2024, to an ARS 6,902 million loss during the fiscal year ended June 30, 2025. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 42.2% positive during the fiscal year ended June 30, 2024, to 40.5% negative during the fiscal year ended June 30, 2025.

Hotels. Gross profit from the Hotels segment decreased by 52.5%, from a profit of ARS 60,988 million during the fiscal year ended June 30, 2024, to an ARS 28,963 million profit during the fiscal year ended June 30, 2025. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 53.2% positive during the fiscal year ended June 30, 2024, to 33.6% positive during the fiscal year ended June 30, 2025.

Others. Gross profit from the Others segment increased by 66.8%, from a profit of ARS 2,104 million during the fiscal year ended June 30, 2024, to an ARS 3,510 million profit during the fiscal year ended June 30, 2025. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 29.4% positive during the fiscal year ended June 30, 2024, to 39.2% positive during the fiscal year ended June 30, 2025.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net Gain (Loss) from Fair Value Adjustment of Investment Properties

Total consolidated net loss from fair value adjustment of investment properties, according to segment information, including joint ventures, varied by ARS 649,435 million, from a net loss of ARS 652,773 million during the fiscal year ended June 30, 2024, to a net loss of ARS 3,338 million during the fiscal year ended June 30, 2025.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a loss of ARS 653,452 million (out of which an ARS 27,810 million loss derives from our Shopping Malls segment; an ARS 129,562 million loss from our Offices segment; an ARS 495,542 million loss from our Sales and Developments segment and an ARS 538 million loss from our Others segment) during the fiscal year ended June 30, 2024, to a gain of ARS 36 million during the fiscal year ended June 30, 2025 (out of which an ARS 592,917 million profit derives from our Shopping Malls segment; an ARS 198,907 million loss from our Offices segment; an ARS 393,213 million loss from our Sales and Developments segment and an ARS 761 million loss from our Others segment).

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

General and Administrative Expenses

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 3.7%, from ARS 40,232 million during the fiscal year ended June 30, 2024, to ARS 38,728 million during the fiscal year ended June 30, 2025, mainly due to: (i) a decrease of ARS 1,309 million in directors’ fees; (ii) a decrease of ARS 593 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 158 million in maintenance, security, cleaning, repairs and related expenses; (iv) a decrease of ARS 122 million in amortization and depreciation charges; partially offset by (v) an increase of ARS 596 million in salaries, social security charges and other personnel administrative expenses; (vi) an increase of ARS 54 million in travel, transportation and stationery; and (vii) an increase of ARS 28 million in rents and expenses. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 12.0% during the fiscal year ended June 30, 2024, to 10.7% during the fiscal year ended June 30, 2025.

Offices. General and administrative expenses of our Offices segment decreased by 3.9%, from ARS 3,329 million during the fiscal year ended June 30, 2024, to ARS 3,201 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 116 million in directors’ fees; (ii) a decrease of ARS 50 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 13 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (iv) an increase of ARS 53 million in salaries, social security charges and other personnel administrative expenses. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 11.0% during the fiscal year ended June 30, 2024, to 11.9% during the fiscal year ended June 30, 2025.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 5.5%, from ARS 16,404 million during the fiscal year ended June 30, 2024, to ARS 15,498 million during the fiscal year ended June 30, 2025. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 95.3% during the fiscal year ended June 30, 2024, to 90.9% during the fiscal year ended June 30, 2025.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 8.1%, from ARS 17,394 million during the fiscal year ended June 30, 2024, to ARS 15,988 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,471 million in fees and compensations for services; (ii) a decrease of ARS 207 million in bank expenses; (iii) a decrease of ARS 151 million in indirect taxes; (iv) a decrease of ARS 105 million in other charges; partially offset by (v) an increase of ARS 287 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 219 million in salaries, social security charges and other personnel administrative expenses; and (vii) an increase of ARS 49 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.2% during the fiscal year ended June 30, 2024, to 18.5% during the fiscal year ended June 30, 2025.

Others. General and administrative expenses associated with our Others segment increased by 5.5%, from ARS 17,933 million during the fiscal year ended June 30, 2024, to ARS 18,913 million during the fiscal year ended June 30, 2025, mainly due to: (i) an increase of ARS 1,452 million in directors’ fees; (ii) an increase of ARS 56 million in fees and compensations for services; (iii) an increase of ARS 19 million in amortization and depreciation charges; partially offset by (iv) a decrease of ARS 232 million in salaries, social security charges and other personnel administrative expenses; (v) a decrease of ARS 190 million in other charges; (vi) a decrease of ARS 75 million in indirect taxes; (vii) a decrease of ARS 24 million in maintenance, security, cleaning, repairs and related expenses; and (viii) a decrease of ARS 15 million in travel, transportation and stationery. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 250.7% during the fiscal year ended June 30, 2024, to 211.1% during the fiscal year ended June 30, 2025.

Selling Expenses

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 7.8%, from ARS 16,770 million during the fiscal year ended June 30, 2024, to ARS 18,077 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 1,413 million in indirect taxes due to higher real estate taxes, which increased above the inflation rate; (ii) an increase of ARS 63 million in amortization and depreciation charges; (iii) an increase of ARS 41 million in bad debts (charge and recovery, net); partially offset by (iv) a decrease of ARS 119 million in fees and compensations for services; (v) a decrease of ARS 78 million in advertising, promotions, and other marketing expenses; and (vi) a decrease of ARS 16 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, remained stable at 5.0% during the fiscal years presented.

Offices. Selling expenses associated with our Offices segment increased by 255.2%, from ARS 335 million during the fiscal year ended June 30, 2024, to ARS 1,190 million during the fiscal year ended June 30, 2025. Such variation was mainly generated as a result of: (i) an increase of ARS 447 million in fees and compensations for services; (ii) an increase of ARS 242 million in bad debts (charge and recovery, net), primarily due to higher provisions for uncollectible accounts at the Intercontinental Building; (iii) an increase of ARS 185 million in advertising, promotions, and other marketing expenses; partially offset by (iv) a decrease of ARS 26 million in indirect taxes. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 1.1% during the fiscal year ended June 30, 2024, to 4.4% during the fiscal year ended June 30, 2025.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 30.9%, from ARS 6,025 million during the fiscal year ended June 30, 2024, to ARS 4,161 million during the fiscal year ended June 30, 2025. The variation was mainly explained by lower expenses incurred in the sale of properties, caused by a decrease in sales compared to the prior year. Among the most significant variations were: (i) a decrease of ARS 1,457 million in fees and compensations for services due to lower notary fees; (ii) a decrease of ARS 893 million in indirect taxes due to lower sealing expenses; (iii) a decrease of ARS 14 million in bad debts (charge and recovery, net); partially offset by (iv) an increase of ARS 512 million in advertising, promotions, and other marketing expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 35.0% during the fiscal year ended June 30, 2024, to 24.4% during the fiscal year ended June 30, 2025.

Hotels. Selling expenses associated with our Hotels segment decreased by 13.8%, from ARS 7,829 million during the fiscal year ended June 30, 2024, to ARS 6,747 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,031 million in indirect taxes; (ii) a decrease of ARS 93 million in salaries, social security charges and other personnel administrative expenses; (iii) a decrease of ARS 84 million in fees and compensations for services; partially offset by (iv) an increase of ARS 60 million in advertising, promotions, and other marketing expenses; and (v) an increase of ARS 55 million in other charges. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 6.8% during the fiscal year ended June 30, 2024, to 7.8% during the fiscal year ended June 30, 2025.

Others. Selling expenses associated with our Others segment increased by 25.8%, from ARS 1,607 million during the fiscal year ended June 30, 2024, to ARS 2,021 million during the fiscal year ended June 30, 2025. This increase is mainly due to higher commercial activities carried out by Shefa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 22.5% during the fiscal year ended June 30, 2024, to 22.6% during the fiscal year ended June 30, 2025.

Other Operating Results, Net

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 87.4%, from a net loss of ARS 5,288 million during the fiscal year ended June 30, 2024, to a net loss of ARS 668 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 5,572 million, primarily explained by a change in the interest rate applied to employment-related claims; partially offset by (ii) an ARS 1,061 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.6% negative during the fiscal year ended June 30, 2024, to 0.2% negative during the fiscal year ended June 30, 2025.

Offices. Other operating results, net associated with our Offices segment varied by 307.7%, from a net loss of ARS 117 million during the fiscal year ended June 30, 2024, to a net profit of ARS 243 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 235 million; (ii) an increase of ARS 175 million in interest income generated by operating assets; partially offset by (iii) a higher charge of ARS 44 million for donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.4% negative during the fiscal year ended June 30, 2024, to 0.9% positive during the fiscal year ended June 30, 2025.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment varied by 589.8%, from a net loss of ARS 3,692 million during the fiscal year ended June 30, 2024, to a net loss of ARS 25,468 million during the fiscal year ended June 30, 2025, mainly due to: (i) a loss of ARS 25,540 million due to the impairment of trading properties for the fiscal year ended June 30, 2025, which resulted from the Company’s comparison between the inflation-adjusted cost and the net realizable value of these assets; (ii) a higher charge of ARS 201 million for donations; (iii) a lower negative result of ARS 2,914 million from the sale of a joint venture, which corresponds to the sale of Quality Invest S.A. during the fiscal year ended June 30, 2024; (iv) an increase of ARS 556 million in management fees; and (v) a lower charge for lawsuits of ARS 437 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 21.4% negative during the fiscal year ended June 30, 2024, to 149.4% negative during the fiscal year ended June 30, 2025.

Hotels. Other operating results, net associated with the Hotels segment varied by 69.9%, from a net loss of ARS 2,106 million during the fiscal year ended June 30, 2024, to a net loss of ARS 633 million during the fiscal year ended June 30, 2025, mainly due to a decrease in lawsuit charges of ARS 1,635 million, primarily explained by lower labor contingencies related to Nuevas Fronteras S.A. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.8% negative during the fiscal year ended June 30, 2024, to 0.7% negative during the fiscal year ended June 30, 2025.

Others. Other operating results, net associated with the Others segment varied by 131.6%, from a net profit of ARS 1,536 million during the fiscal year ended June 30, 2024, to a net profit of ARS 3,556 million during the fiscal year ended June 30, 2025, mainly due to: (i) a positive result from the sale of associates of ARS 3,323 million during the fiscal year ended June 30, 2025; (ii) an increase of ARS 385 million in management fees; (iii) a lower charge of ARS 152 million for donations; partially offset by (iv) a lower gain of ARS 1,700 million generated from other operating results, mainly explained by a recovery of provisions recorded in the comparative year related to La Arena S.A.; (v) a higher charge of ARS 118 million for lawsuits and other contingencies; and (vi) a lower gain of ARS 22 million from interest earned from operating assets. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 21.5% positive during the fiscal year ended June 30, 2024, to 39.7% positive during the fiscal year ended June 30, 2025.

Operating Results

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 287.2%, from a net profit of ARS 224,446 million during the fiscal year ended June 30, 2024, to a net profit of ARS 869,081 million during the fiscal year ended June 30, 2025. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 67.1% positive during the fiscal year ended June 30, 2024, to 240.6% positive during the fiscal year ended June 30, 2025.

Offices. Operating results from operations associated with our Offices segment decreased by 69.6%, from a net loss of ARS 105,301 million during the fiscal year ended June 30, 2024, to a net loss of ARS 178,585 million during the fiscal year ended June 30, 2025. Such variation was mainly attributable to a higher loss of ARS 69,345 million from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 348.2% negative during the fiscal year ended June 30, 2024, to 666.5% negative during the fiscal year ended June 30, 2025.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 13.4%, from a net loss of ARS 514,398 million during the fiscal year ended June 30, 2024, to a net loss of ARS 445,242 million during the fiscal year ended June 30, 2025. Such decrease is mainly due to the loss from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,988.0% negative during the fiscal year ended June 30, 2024, to 2,612.6% negative during the fiscal year ended June 30, 2025.

Hotels. Operating results from operations associated with the Hotels segment decreased by 83.4%, from a net profit of ARS 33,659 million during the fiscal year ended June 30, 2024, to a net profit of ARS 5,595 million during the fiscal year ended June 30, 2025. This decrease is mainly due to a drop in international tourism arrivals as a result of reduced currency competitiveness in the country. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 29.4% positive during the fiscal year ended June 30, 2024, to 6.5% positive during the fiscal year ended June 30, 2025.

Others. Operating results from operations associated with the Others segment varied by 11.0%, from net loss of ARS 16,438 million during the fiscal year ended June 30, 2024, to a net loss of ARS 14,629 million during the fiscal year ended June 30, 2025. Such decrease is mainly due to the increase in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 229.8% negative during the fiscal year ended June 30, 2024, to 163.3% negative during the fiscal year ended June 30, 2025.

Share of Profit / (Loss) of Associates and Joint Ventures

The share of profit of associates and joint ventures, according to segment information, including joint ventures, decreased by 41.2%, from a net profit of ARS 63,374 million during the fiscal year ended June 30, 2024 to a net profit of ARS 37,292 million during the fiscal year ended June 30, 2025, mainly due to a decrease in positive results from the Others segment.

Also, the net share of profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 572.2% increase, from a profit of ARS 515 million during the fiscal year ended June 30, 2024, to a profit of ARS 3,462 million during the fiscal year ended June 30, 2025. Mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

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

Others. The share of profit / (loss) of associates from the Others segment decreased by 46.2%, from a net profit of ARS 62,859 million during the fiscal year ended June 30, 2024, to a net profit of ARS 33,830 million during the fiscal year ended June 30, 2025, mainly as a result of the variation from our investments in La Rural S.A. by ARS 843 million positive, GCDI by ARS 10,169 million positive, and Banco Hipotecario S.A. by ARS 36,248 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial Results, Net

The financial results decreased from a profit of ARS 168,075 million during the fiscal year ended June 30, 2024, to a profit of ARS 54,431 million during the fiscal year ended June 30, 2025, mainly due to a decrease in interest income and the gain generated by the fair value measurement of financial assets and liabilities through profit or loss, net, mainly caused by Argentina’s macroeconomic conditions, which generated fluctuations in the values and returns of securities below inflation, partially offset by a lower charge in interest expense and other financial costs.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge changed from a profit of ARS 86,273 million during the fiscal year ended June 30, 2024, to a loss of ARS 60,337 million during the fiscal year ended June 30, 2025. During the fiscal year ended June 30, 2025, there was a lower positive impact from deferred tax due to the decrease in the fair value adjustment of investment properties, while at the same time a higher current income tax expense was recorded.

Profit / (Loss) for the Year

As a result of the factors described above, the profit / (loss) for the year increased from a loss of ARS 62,937 million during the fiscal year ended June 30, 2024, to a profit of ARS 261,911 million during the fiscal year ended June 30, 2025.

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

Our liquidity and capital resources include our cash and cash equivalents, income from operating activities, sales of investment properties, properties for sale, bank loans obtained, long-term debt incurred, and capital funds.

As of June 30, 2026, we had a positive working capital of ARS 342,250 million (calculated as current assets less current liabilities as of that date).

As of June 30, 2026, we had cash and cash equivalents for ARS 112,992 million, which represents the total of cash and cash equivalents at a consolidated level.

The following table shows our cash flow for the fiscal years ended June 30, 2026, 2025 and 2024:

	Year ended June 30,
	2026	2025	2024
	(in million of ARS)
Net cash generated from operating activities	151,288	348,184	192,723
Net cash (used in) / generated from investing activities	(283,593)	(109,871)	155,004
Net cash generated from / (used in) financing activities	12,570	47,430	(355,516)
Net increase / (decrease) in cash and cash equivalents	(119,735)	285,743	(7,789)

Cash Flows

Operating activities

Fiscal year ended June 30, 2026

Our operating activities for the fiscal year ended June 30, 2026 generated net cash inflows of ARS 151,288 million, mainly due to: (i) profit for the year adjusted for non-cash items of ARS 254,859 million; (ii) a decrease in trade receivables and other receivables of ARS 20,506 million; (iii) a decrease in trading properties of ARS 2,113 million; partially offset by (iv) ARS 119,086 million related to Income Tax paid; and (v) a decrease in trade and other payables of ARS 5,997 million.

Fiscal year ended June 30, 2025

Our operating activities for the fiscal year ended June 30, 2025 generated net cash inflows of ARS 348,184 million, mainly due to: (i) profit for the year adjusted for non-cash items of ARS 384,919 million; (ii) a decrease in trading properties of ARS 5,484 million; partially offset by (iii) a decrease in trade and other payables of ARS 24,111 million; (iv) an increase in trade receivables and other receivables of ARS 13,550 million; and (v) ARS 7,217 million related to Income Tax paid.

Fiscal year ended June 30, 2024

Our operating activities for the fiscal year ended June 30, 2024 generated net cash inflows of ARS 192,723 million, mainly due to: (i) loss for the year adjusted for non-cash items of ARS 296,242 million; (ii) a decrease in trade receivables and other receivables of ARS 8,874 million; partially offset by (iii) a decrease in trade and other payables of ARS 92,081 million; (iv) ARS 14,420 million related to Income Tax paid; and (v) a decrease in salaries and social security liabilities of ARS 3,753 million.

Investment activities

Fiscal year ended June 30, 2026

Our investing activities resulted in net cash outflows of ARS 283,593 million for the year ended June 30, 2026, mainly due to: (i) ARS 877,361 million used in the acquisition of investments in financial assets; (ii) ARS 84,927 million used in the acquisition and improvements of investment properties; (iii) ARS 8,443 million used in the acquisition and improvements of property, plant and equipment; (iv) ARS 8,123 million used in the acquisition of participation in associates; partially offset by (v) ARS 645,553 million in proceeds from the realization of investments in financial assets; (vi) ARS 42,924 million in interest received generated by financial assets; and (vii) ARS 7,923 million for dividends received from associates and joint ventures.

Fiscal year ended June 30, 2025

Our investing activities resulted in net cash outflows of ARS 109,871 million for the year ended June 30, 2025, mainly due to: (i) ARS 462,573 million used in the acquisition of investments in financial assets; (ii) ARS 52,485 million used in the acquisition and improvements of investment properties; partially offset by (iii) ARS 358,635 million in proceeds from the realization of investments in financial assets; (iv) ARS 34,474 million in interest received generated by financial assets; and (v) ARS 10,361 million proceeds from sales of investment properties.

Fiscal year ended June 30, 2024

Our investing activities resulted in net cash inflows of ARS 155,004 million for the fiscal year ended June 30, 2024, mainly due to: (i) ARS 718,388 million from proceeds from disposal of investments in financial assets; (ii) ARS 86,462 million from proceeds from the sale of investment properties; (iii) ARS 44,278 million from proceeds from the sale of associates and joint ventures; (iv) ARS 21,031 million from dividends received from associates and joint ventures; (v) ARS 19,634 million from interest received generated by financial assets; partially offset by: (vi) ARS 709,035 million used in the acquisition of investments in financial assets; and (vii) ARS 23,978 million used in the acquisition and improvements of investment properties.

Financing activities

Fiscal year ended June 30, 2026

Our financing activities for the year ended June 30, 2026, generated net cash inflows of ARS 12,570 million, mainly due to: (i) the borrowings, issuance and new placement of non-convertible notes of ARS 379,861 million; (ii) ARS 10,699 million from net proceeds from short-term borrowings; (iii) ARS 7,396 million from the exercise of warrants; partially offset by (iv) the payment of dividends for ARS 165,840 million; (v) the payment of loans and principal on notes of ARS 148,372 million; and (vi) the payment of interest on short term and long term debt of ARS 70,824 million.

Fiscal year ended June 30, 2025

Our financing activities for the year ended June 30, 2025, generated net cash inflows of ARS 47,430 million, mainly due to: (i) the borrowings, issuance and new placement of non-convertible notes of ARS 498,564 million; partially offset by (ii) the payment of loans and principal on notes of ARS 163,286 million; (iii) the payment of dividends for ARS 107,700 million; (iv) the repurchase of non-convertible notes for ARS 80,328 million; (v) the payment of interest on short term and long term debt of ARS 62,313 million; (vi) the repurchase of treasury shares for ARS 26,046 million; and (vii) the payment of short-term loans of ARS 17,758 million.

Fiscal year ended June 30, 2024

Our financing activities for the fiscal year ended June 30, 2024 resulted in net cash outflows of ARS 355,516 million, mainly due to (i) the payment of dividends of ARS 283,792 million; (ii) the payment of loans and principal on notes of ARS 190,036 million; (iii) interest paid of ARS 114,186 million; (iv) the repurchase of treasury shares for ARS 49,733 million; partially offset by (v) borrowings, issuance, and new placement of non-convertible notes for ARS 210,308 million; and (vi) ARS 71,918 million from net proceeds from short-term borrowings.

Capital expenditures

Fiscal year ended June 30, 2026

During the fiscal year ended June 30, 2026, we invested ARS 107,316 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 8,519 million, primarily i) ARS 17 million in buildings and facilities, ii) ARS 1,544 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 821 million, ARS 5,118 million and ARS 1,019 million, respectively); (b) improvements in our rental properties for ARS 26,793 million and (c) the development of properties for ARS 72,004 million.

Fiscal year ended June 30, 2025

During the fiscal year ended June 30, 2025, we invested ARS 110,485 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 10,734 million, primarily i) ARS 96 million in buildings and facilities, ii) ARS 3,181 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 3,467 million, ARS 3,107 million and ARS 883 million, respectively); (b) improvements in our rental properties for ARS 68,357 million and (c) the development of properties for ARS 31,394 million.

Fiscal year ended June 30, 2024

During the fiscal year ended June 30, 2024, we invested ARS 31,486 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 6,197 million, primarily i) ARS 918 million in buildings and facilities, ii) ARS 2,016 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 119 million, ARS 1,370 million and ARS 1,774 million, respectively); (b) improvements in our rental properties for ARS 18,601 million and (c) the development of properties for ARS 6,688 million.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2026:

Total
(in million of ARS)
Less than 1 year	175,712
More than 1 and up to 2 years	71,889
More than 2 and up to 3 years	13
More than 3 and up to 4 years	75,831
More than 4 and up to 5 years	-
More than 5 years	683,254
Total	1,006,699

The following table sets forth our debt by instrument as of June 30, 2026:

Description	Currency	Annual Average Interest Rate	Nominal value (in millions)	Book value (in millions of ARS)
IRSA’s 2028 Notes – Series XIV (1)	USD	8.75%	103	73,568
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	32,417
IRSA’s 2027 Notes – Series XXII	USD	5.75%	16	23,908
IRSA’s 2029 Notes – Series XXIII	USD	7.25%	51	78,225
IRSA’s 2035 Notes – Series XXIV	USD	8.00%	473	697,295
IRSA’s 2027 Notes – Series XXV	USD	3.75%	50	73,983
Loans with non-controlling interests	USD	2.00%-5.00%	1	3,651
Bank loans	ARS	21.00%-23.00%	429	430
Others	USD	3.50%	1	2,071
Bank overdrafts	ARS	Float	-	21,151
Total				1,006,699

(1)	As of June 30, 2026, the amortization payment was made for 52.5% of the principal.

Series XIV Notes

As a consequence of the regulations established by the Central Bank, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA Commercial Properties S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, 2022, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000. On February 3, 2023, we announced the full redemption of the Series II notes, which was effective on February 8, 2023, and the Series II notes were fully canceled.

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

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, June 22, 2025, and June 22, 2026, payments were made corresponding to the amortization of the first, second and third capital installments, respectively, each for 17.5% of the nominal value. As of the date of this Annual Report, the outstanding amount under these notes is USD 49.1 million.

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

Series XXIV Notes

The Class XXIV Notes were issued under New York law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semi-annually on March 31 and September 30 of each year until maturity. Principal amortization will occur in three installments: (i) 33% of the principal amount on March 31, 2033, (ii) 33% of the principal amount on March 31, 2034, and (iii) 34% of the principal amount on March 31, 2035. The issue price for the cash subscription was 96.903% of face value.

Of the total amount issued, USD 242.2 million was subscribed in cash, at an issue price of 96.903% of face value.

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

On December 17, 2025, the Company issued an additional aggregate principal amount of USD 180.0 million of Class XXIV Notes at an issue price of 98.503% of face value. The additional Class XXIV Notes have terms and conditions identical to those of the original Class XXIV Notes issued on March 31, 2025. As a result of this issuance, the aggregate principal amount of Class XXIV Notes is USD 480.5 million.

The Class XXIV Notes contain certain Covenants, Events of Default, and Limitations, such as Limitation on Incurrence of Additional Indebtedness, Limitation on Restricted Payments, Limitation on Transactions with Affiliates, and Limitation on Consolidation, Merger and Sale of All or Substantially All Assets.

Series XXV Notes

On June 8, 2026, the Company issued in the local market a total amount of USD 50.0 million of Series XXV Notes denominated and payable in U.S. dollars at a fixed rate of 3.75%, with semi-annual interest payments. The capital payment will be made in one installment at maturity on June 8, 2027. The issue price was 100.0% of the face value.

The proceeds will be used mainly to refinance short-term liabilities and working capital.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s October 2026 World Economic Outlook, global growth is projected to slow to 3.1% in 2026 before rebounding to 3.4% in 2027. According to the IMF, global economic activity has remained resilient despite geopolitical disruptions, supported by private-sector adaptation, available policy buffers and continued technological investment. However, the IMF notes that economic performance has become increasingly uneven across countries and regions, reflecting differences in exposure to geopolitical developments, trade dynamics and technological trends.

The IMF projects that global headline inflation will increase from 4.1% in 2025 to 4.7% in 2026, before declining to 4.1% in 2027. According to the IMF, the projected increase in inflation largely reflects elevated energy and food prices, and, assuming geopolitical tensions do not escalate further and energy markets gradually normalize, inflation is expected to ease in 2027. The IMF further notes that renewed inflationary pressures, modest growth and diminishing policy buffers continue to present challenges for policymakers.

The IMF expects monetary policy to remain data-dependent and tailored to country-specific circumstances, including each economy's exposure to geopolitical disruptions and evolving economic conditions. At the same time, according to the IMF, elevated public debt, higher borrowing costs and increasingly limited fiscal space highlight the challenges policymakers face in maintaining economic stability while supporting growth.

The IMF considers the risks to the outlook to remain tilted to the downside. According to the IMF, a further escalation of conflicts, particularly in the Middle East, could keep energy and food prices elevated, disrupt supply chains and increase pressure on growth and inflation. Additional risks identified by the IMF include renewed trade tensions, fiscal vulnerabilities, rising sovereign bond yields and financial market volatility.

Conversely, the IMF notes that a faster normalization of energy markets, stronger productivity growth or a sustained easing of geopolitical and trade tensions could support growth above current baseline projections.

Argentine Macroeconomic Context

According to the INDEC, the CPI recorded monthly inflation of 1.9% in June 2026, bringing cumulative inflation for the period from July 1, 2025 to June 30, 2026 to 33.5%.

Shopping mall sales reached a total of ARS 685,447 million in June 2026, which represents a 13.4% increase as compared to June 2025. Accumulated sales for the first six months of 2026 represent a 2.7% decrease in real terms as compared to the same period of 2025.

The INDEC reported that, for the six months ended June 30, 2026, industrial activity in Argentina decreased by 2.2% compared to the same period in 2025. The textile industry recorded an accumulated decrease of 17.1% during the first six months of 2026 as compared to the same period of 2025. Moreover, the EMAE for July 2026 increased by 2.7% compared to July 2025.

Regarding the balance of payments, in the second quarter of 2026 the current account recorded a surplus of USD 2,214 million, explained by a USD 7,191 million surplus in the goods and services balance and a USD 1,055 million surplus in secondary income were partially offset by a USD 6,032 million deficit in the primary income account.

During the second quarter of 2026, the financial account recorded a net capital outflow of USD 2,542 million, which was the result of a net increase in external financial assets held by residents of USD 7,640 million and a net increase in external liabilities of USD 5,098 million. This represents a significant reversal compared to the inflows registered in the same quarter of 2025.

As of June 30, 2026, international reserves reached USD 44,870 million, an increase of USD 2,818 million compared to the previous quarter. This variation was mainly explained by net purchases of foreign currency by the BCRA in the official exchange market.

In local financial markets, the Private Badlar rate in Pesos ranged from 19.69% to 59.1% in the period from July 2025 to June 2026, averaging 32.59% during 2026 compared to 34.51% in 2025. As of June 30, 2026, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,482 per USD 1.00. As of June 30, 2026, Argentina’s country risk had decreased by 278 basis points year-on-year. The debt premium paid by Argentina was 424 basis points in June 2026, compared to 177 basis points paid by Brazil and 202 basis points paid by Mexico.

As of October 7, 2026, the Private Badlar rate in Pesos was 21.44%. As of October 7, 2026, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,517.00 per USD 1.00. Additionally, as a result of currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the MULC, leading to a positive gap of approximately 1.0% over the official exchange rate as of October, 7, 2026. As of October 7, 2026, Argentina’s country risk decreased by 485 basis points year-on-year. The debt premium paid by Argentina was 589 basis points as of October 7, 2026, compared to 157 basis points paid by Brazil and 206 basis points paid by Mexico as of that same date.

Within the national and international framework described above, the Company periodically analyzes alternatives to enhance the value of its shares. The Company’s Board of Directors will continue to evaluate financial, economic and corporate tools that allow the Company to improve its position in the market in which it operates and to maintain the liquidity necessary to meet its obligations. Such tools may include corporate reorganization processes (merger, spin-off or a combination of both), public or private dispositions of assets, which may include real estate as well as negotiable securities owned by the Company, the incorporation of new shareholders through capital increases by means of public offerings of shares, share repurchases and other similar instruments useful to achieve these objectives.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

In September 2026, the CCI, published by the Center for Finance Research (Centro de Investigación en Finanzas) at Universidad Torcuato Di Tella reached 41.18, representing a 2.4% increase compared to August 2026 and a 3.4% increase compared to September 2025. Shopping mall sales increased by 13.4% in current terms during the fiscal year ended June 30, 2026, compared to the fiscal year ended June 30, 2025. Accumulated sales for the first six months of 2026 decreased by 2.7% in real terms compared to the same period of 2025.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or hybrid work led to lower demand, increased vacancies and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to Colliers, vacancy in the premium office market of the City of Buenos Aires reached approximately 14.5% as of the second quarter of 2026, representing an increase from the previous quarter, primarily driven by an expansion in available supply.

During the second quarter of 2026, category “A+” properties had an average rental price of USD 23.44/sqm and category “A” properties of USD 20.57/sqm. By submarket, Norte CABA, Plaza Roma, Catalinas, Macrocentro Norte, Puerto Madero and Plaza San Martín recorded the highest average prices, at USD 27.16/sqm, USD 24.66/sqm, USD 24.16/sqm, USD 23.25/sqm, USD 23.14/sqm and USD 22.59/sqm, respectively.

Evolution of the Hotel industry in Argentina

According to the OEH reports prepared by the AHT, hotel operating indicators in the City of Buenos Aires showed mixed occupancy trends and higher average daily rates compared to June 2025. According to Smith Travel Research, occupancy rates increased from 45% in June 2025 to 53% in June 2026 in the luxury-upscale segment, and from 48% in June 2025 to 52% in June 2026 in the upscale-upper midscale segment, while the midscale-economy segment recorded a decline from 57% in June 2025 to 50% in June 2026. Average daily rates increased across all segments on a year-over-year basis, rising from USD 164 in June 2025 to USD 194 in June 2026 in the luxury-upscale segment, from USD 79 in June 2025 to USD 107 in June 2026 in the upscale-upper midscale segment, and from USD 64 in June 2025 to USD 96 in June 2026 in the midscale-economy segment. As of June 30, 2026, international travelers to Argentina represented approximately 66% of total travelers, with Brazil remaining the largest source market.

E. Critical Accounting Estimates

Not all of these material accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications	Main references
Control, joint control or significant influence

The judgment consists of determining whether the Company’s interest in the investees gives it control, joint control or significant influence (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.

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

Appraisals made by external appraisers and valuators in relation to the assets’ fair value less costs of disposal or value in use (including real estate assets).

		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 8 – Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 11 – Trading properties Note 12 – Intangible assets
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
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

For further information regarding Investment properties see Note 9 to our Audited Consolidated Financial Statements.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the LGS, corporations are managed by a board of directors elected at a shareholders’ meeting. Pursuant to section 59 of the LGS, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused to these parties by fraud, abuse of authority or negligence, as provided for in Section 274 of the LGS. The following concepts are considered an integral part of a director’s duty of loyalty: (i) the prohibition to use the company’s assets and confidential information for private purposes; (ii) the prohibition to take advantage of, or allow others to take advantage, by action or omission, of the company’s business opportunities; (iii) the obligation to exercise their powers only for the purposes set forth by law, the bylaws of the company, or the resolutions of the shareholders or the board of directors; (iv) the obligation to act diligently in the preparation and disclosure of the information provided to the market and to ensure the independence of the company’s external auditors; and (v) the obligation to look after the company’s best interests, so that the actions of the board of directors are not contrary, directly or indirectly, to those interests. In accordance with the LGS, specific functions may be assigned to a director by statute or a resolution of the general shareholders’ meeting. In such cases, the attribution of responsibility will be based on individual performance, provided that the assignment of specific functions had been registered in the Public Registry. Under the LGS, directors cannot perform activities in competition with the company without the express authorization of the shareholders’ meeting. Directors must inform the board and the supervisory committee about any conflict of interest they may have regarding a proposed transaction and must abstain from voting on such matters.

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

Under the LGS, the board of directors is in charge of the management of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the LGS, our by-laws and other applicable regulations. Furthermore, our board of directors is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. Under the LGS, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors, and they have no other duties or responsibilities as alternate directors.

Our bylaws provide that our board of directors will consist of a minimum of six and a maximum of fifteen regular directors and the same or fewer number of alternate directors. Our directors are elected for three-fiscal year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be re-elected indefinitely.

As of the date of this Annual Report, our board of directors is composed of twelve regular directors and two alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows the composition of our board or directors.

Name	Date of Birth	Position	Year Last Appointed	Term Expiration	Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2024	2027	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2024	2027	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2025	2028	2001
Fernando Adrián Elsztain	01/04/1961	Director	2023	2026(1)	1999
David Williams (*)	12/07/1955	Director	2025	2028	2022
Mauricio E. Wior	10/23/1956	Director	2024	2027	2006
Daniel Ricardo Elsztain	12/22/1972	Director	2023	2026(1)	2007
Maria Julia Bearzi (*)	11/15/1975	Director	2025	2028	2019
Oscar Pedro Bergotto (*)	07/19/1943	Director	2023	2026(1)	2019
Liliana L. De Nadai (*)	01/11/1959	Director	2025	2028	2019
Ben Iosef Elsztain	01/16/1997	Director	2024	2027	2021
Nicolas Bendersky	04/21/1983	Director	2023	2026(1)	2022
Iair Elsztain	03/05/1995	Alternate Director	2023	2026(1)	2020
Marcos Oscar Barylka	06/29/1945	Alternate Director	2024	2027	2022

________________________

(*)	Independent directors.
(1)

The director’s term of office expired on June 30, 2026, however, it will remain in effect until the Annual Ordinary Shareholders’ Meeting to be held on October 22, 2026, at which the appointment of directors will be considered. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments–General Ordinary and Extraordinary Shareholders’ Meeting.”

Our chairman Mr. Eduardo S. Elsztain is the father of the director Ben Elsztain and the alternate Director Iair Elsztain. Eduardo S. Elsztain is the brother of Vice-Chairman II Alejandro G. Elsztain and of director Daniel R. Elsztain, and a cousin of director Fernando A. Elsztain.

Set forth below are brief descriptions of the relevant background and experience of our directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of CRESUD S.A.C.I.F. y A., Banco Hipotecario, BACS Banco de Crédito & Securitización S.A., Futuros y Opciones.Com S.A., BrasilAgro, and Consultores Assets Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and served as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm and has retired more than a decade ago. Mr. Zang is Vice-Chairman of CRESUD, Consultores Assets Management S.A. and other companies such as Fibesa S.A.U and Chairman at Puerto Retiro S.A. He is also director of Banco Hipotecario, BrasilAgro, BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II and CEO of CRESUD, and Vice President of Futuros y Opciones.Com S.A., Agrofy S.A.U and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, a Brazilian agricultural company, among other companies.

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

Mauricio Elías Wior. Mr. Wior holds bachelor’s degrees in economics and accounting, and a master’s degree in finance from Tel Aviv University. Mr. Wior is currently a member of the board of directors of Banco Hipotecario and Chairman in BHN Vida Sociedad de Inversión S.A. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also Chief Executive Officer of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL), American Chamber of Commerce in Argentina, and the Israeli Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka. He was also Director of GCDI (formerly TGLT S.A.), Chairman of Shufersal Israel and Vice Chairman of Cellcom Israel.

Daniel Ricardo Elsztain. Mr. Daniel Ricardo Elsztain holds a degree in business economic sciences from Universidad Torcuato Di Tella and a master’s degree in business administration from Universidad Austral IAE. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2011. Mr. Elsztain has been the Company Executive Officer of IRSA Propiedades Comerciales S.A until its merger with the Company. He is also a director of Banco Hipotecario and Vinci Compass Argentina Asset Management Sociedad Anónima Sociedad Gerente De Fondos Comunes De Inversión.

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

Oscar Pedro Bergotto. Mr. Bergotto has worked as auditor at the Banco de la Nación Argentina and CFO in Isaac Elsztain e Hijos SCA. Between 1987 and 2008 he worked as treasurer of IRSA.

Liliana De Nadai. Ms. De Nadai holds a Public Accountant degree from the Universidad de Buenos Aires, obtained in 1983. Since 2003, she has advised various financial companies, banking institutions, and accounting consulting firms. She is the head of Accounting Firms specializing in financial and banking areas, as well as tax and accounting consulting. She is registered as an Obligated Subject with the UIF within the Anti-Money Laundering prevention system, and has held Administrative, Accounting, and Financial Management positions in financial and banking companies. Throughout her career, she has attended several professional practice courses at the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and continues to pursue ongoing training at said Council. She is currently working at an Accounting Firm specializing in Taxes, providing comprehensive accounting, tax, and legal advisory services.

Ben Iosef Elsztain. Mr. Ben Elsztain studied Media at ORT Technical School. He is currently the CEO of ¡appa!, an innovative app designed for shopping centers. He also serves as Managing Partner of Shefa, IRSA’s digital holding. Additionally, he leads the development of Workplace by IRSA, a unit dedicated to the coworking business for startups and entrepreneurs, an ecosystem with which he has been closely involved throughout his career. Previously, he worked at Endeavor Argentina in the area of entrepreneur search and selection.

Nicolas Bendersky. Mr. Bendersky has a degree in Economics and a master’s degree in Finance from Universidad del CEMA. He began his career in 2001 in the corporate finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management S.A. where he currently works as CIO. Between 2015 and 2021, he served on the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario, Bacs Banco de Crédito y Securitización S.A. and CRESUD.

Iair Elsztain. Mr. Iair Elsztain is an Industrial Engineer. He is currently working at Consultores Assets Management. He has worked in various startups and is the founder of ISE (Israel Startup Experience), an educational and immersion program for young people that offers eight month leadership programs in Israel and he also serves as Alternate Director of CRESUD.

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

The executive committee is responsible for the management of our business pursuant to the authority delegated by our board of directors in accordance with applicable law and our bylaws. Pursuant to Section 269 of the LGS, the executive committee is only responsible for the management of the day-to-day business. Our bylaws authorize the executive committee to: designate the managers of our Company and establish the duties and compensation of such managers; grant and revoke powers of attorney on behalf of our Company; hire, discipline and fire personnel and determine wages, salaries and compensation of personnel; enter into contracts related to our business; manage our assets; enter into loan agreements for our business and establish liens to secure our obligations; and perform any other acts necessary to manage our day-to-day business.

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

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA CP, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario S.A. and BrasilAgro.

Jorge Cruces. Mr. Jorge Cruces has served as Chief Investment Officer since 2020. Previously, he held positions as Chief Real Estate Officer (2007-2013), Director of GCDI, and Urban Development Manager at Banco Hipotecario S.A. In addition, he is a member of the Board of Directors of the Business Chamber of Urban Developers. In the academic field, he has been co-coordinator of the Executive Program in Real Estate Management at Universidad Torcuato Di Tella for more than 20 years. Mr. Cruces is an Architect and holds Master’s degrees in Business Administration, with a focus on Finance and Strategic Management.

Supervisory Committee

The LGS and the CML require any corporation that has made a public offering in Argentina, such as us, to have a supervisory committee (comisión fiscalizadora). Pursuant to the LGS, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as statutory auditors in an Argentine sociedad anónima.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the LGS, the applicable bylaws, regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the directors, executive committee, audit committee and shareholders; (iii) prepare an annual report concerning our financial condition and submit it to our shareholders at the ordinary annual meeting; (iv) provide certain information regarding the company, in response to the request of shareholders representing at least 2% of the capital stock; (v) call an extraordinary shareholders’ meeting when necessary, on its own initiative or at the request of the shareholders, or an ordinary one when our boards of directors fails to do so; (vi) supervise and monitor compliance with laws and regulations, the applicable bylaws and the shareholders’ resolutions; and (vii) investigate written complaints made by shareholders representing at least 2% of the capital stock.

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

Our supervisory committee (comisión fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our bylaws and resolutions adopted at the shareholders’ meetings. The members of our supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-fiscal year term. Our supervisory committee is composed of three regular members and three alternate members and pursuant to Section 294 of the LGS must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting held on October 30, 2025.

Name	Date of Birth	Position	Term Expiration(1)	Position Held Since
José D. Abelovich	07/20/1956	Member	2026	1992
Marcelo H. Fuxman	11/30/1955	Member	2026	1992
Noemí I. Cohn	05/20/1959	Member	2026	2010
Juan Ignacio Renna	13/12/1983	Alternate Member	2026	2025
Paula Sotelo	10/08/1971	Alternate Member	2026	2020
Martin Ghirardotti	06/10/1973	Alternate Member	2026	2025

________________________

(1)

The term of office of the members of our Supervisory Committee expired on June 30, 2026, however, it will remain in effect until the Annual Ordinary Shareholders’ Meeting to be held on October 22, 2026, at which the appointment of the members of our Supervisory Committee will be considered. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments–General Ordinary and Extraordinary Shareholders’ Meeting.”

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

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He was a Partner at NEXIA Abelovich, Polano & Asociados S.R.L. until 2025, an Argentine accounting firm and member of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committee of CRESUD S.A.C.I.F. y A., Inversora Bolívar S.A. and Banco Hipotecario S.A., among others.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She was a Partner at NEXIA Abelovich, Polano & Asociados S.R.L. until 2025, an Argentine accounting firm and a member of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area at Harteneck, López y Compañía, and at Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of CRESUD S.A.C.I.F. y A., Llao Llao Resorts S.A. and E-Commerce S.A., among others.

Juan Ignacio Renna. Mr. Juan Ignacio Renna graduated as a Certified Public Accountant from the National University of Cuyo (UNCuyo). He is currently a Partner in the Audit Department, External Audit area at Lisicki, Litvin & Abelovich. He also serves as Adjunct Professor in the Professional Practice and International Standards course at UCA. Previously, he was Adjunct Professor in the Audit course at UNCuyo, Administration Manager at Autotransportes Andesmar, Accounting Coordinator at José Cartellone Construcciones Civiles, and Assurance Senior at PwC Argentina. He is a member of the Argentine Institute of Audit Professors (IADA).

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is currently an Audit Partner at Lisicki, Litvin & Abelovich, a firm that is a member of the Nexia network. Until 2024, she was a Partner at Abelovich, Polano & Asociados S.R.L., an Argentine accounting firm that was also a member of Nexia International, a global network of accounting and consulting firms. Previously, she served as Senior Manager at KPMG Argentina and also worked in the Professional Practice Department at KPMG New York. She is a member of the Supervisory Committees of IRSA, Hoteles Argentinos S.A.U., Futuros y Opciones.Com S.A., and FyO Acopio S.A., among others.

Martin Ghirardotti. Mr. Martín Ghirardotti graduated as a Certified Public Accountant from the Universidad de Buenos Aires (UBA). He holds an MBA from Universidad de San Andrés (UDESA), as well as multiple specializations in management, finance, international standards, and risk management. He currently serves as an executive at Lisicki, Litvin & Abelovich and is the CEO of Resguarda. In addition, he is a university professor at Universidad de San Andrés and has held prominent positions in professional organizations and associations related to auditing and entrepreneurship. He is the Secretary General of the Federation of Internal Auditors of Latin America (FLAI) and former President of the Institute of Internal Auditors of Argentina.

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

B. Compensation

Board of Directors

Under the LGS, if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the bylaws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

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

At our annual ordinary shareholders meeting held on October 30, 2025, the shareholders agreed to pay an aggregate compensation of ARS 18,192,594,071.06 to all the members of the Board of Directors for the fiscal year ended June 30, 2025, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, in the particular year under consideration, the successful outcome of their performance in connection with the debt refinancing and repayment process and the Company’s financial management, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code.

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal years ended June 30, 2026, and 2025 was ARS 24,430 million and ARS 24,442 million, respectively.

For more information, please see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—General Ordinary and Extraordinary Shareholders’ Meeting.”

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management (excluding Directors) for the fiscal year ended June 30, 2026, was ARS 544.5 million.

Supervisory Committee

The shareholders meeting held on October 30, 2025, approved by majority vote the payment of fees to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2025, for an aggregate amount of ARS 31.6 million.

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

Contribution expense was ARS 1,995 million and ARS 3,818 million for the fiscal years ended June 30, 2026 and 2025, respectively.

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

On October 28, 2024, our shareholders’ meeting approved the implementation of a new incentive plan for management and directors, which may include the grant of up to 1% of the shares issued by the Company. Our Board of Directors approved the regulatory framework governing the grant of such shares, which provides that shares granted to our management and directors under the incentive plan will vest in three equal tranches of one-third each: the first upon formal acceptance of the invitation to participate in the incentive plan, and the second and third tranches in January 2027 and January 2028, respectively. The Board of Directors may establish different plans each year until all authorized shares have been allocated. The plan is settled through the delivery of treasury shares held by IRSA LTI Trust.

The benefits granted are subject to clawback, reduction, or cancellation in the event of fraud, breach of confidentiality or compliance obligations, unfair competition, or violation of the Company's Code of Ethics. Once transferred, the shares are freely transferable by the beneficiary, subject to the blackout periods established by the Company and/or the relevant regulatory authorities.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “–A. Directors and Senior Management.”

There are no contracts providing for benefits to our directors upon termination of employment, other than those described under “– B. Compensation–Compensation Plan for Executive Management” and “B. Compensation–Incentive Program.”

D. Employees

As of June 30, 2026, we had 1,350 employees. Our employees of the segments our Shopping Mall, Offices, Sales and Developments and Other business had 717 employees with 273 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 633 employees, with 503 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended June 30,
	2026	2025	2024
Shopping Malls, Offices, Sales and Developments and Other businesses	717	718	693
Hotels (1)	633	674	708
Total	1,350	1,392	1,401

________________________

(1)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2026.

Share ownership
Name	Position	Number of Shares	Percentage (%) (2)
Directors
Eduardo S. Elsztain (1)	Chairman / CEO	494,925,229	58.5
Saúl Zang	Vice-Chairman I	1,884,790	0.2
Alejandro G. Elsztain	Vice- Chairman II	8,482,243	1.0
Fernando A. Elsztain	Regular Director	—	0.0
David Williams	Regular Director	—	—
Mauricio E. Wior	Regular Director	—	—
Daniel R. Elsztain	Regular Director	—	—
Oscar Pedro Bergotto	Regular Director	—	—
María Julia Bearzi	Regular Director	—	—
Liliana De Nadai	Regular Director	—	—
Ben Elsztain	Regular Director	—	—
Nicolas Bendersky	Regular Director	42,050	0.0
Iair Elsztain	Alternate Director	1,282	0.0
Marcos Oscar Barylka	Alternate Director	—	—
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	502,155	0.1
Jorge Cruces	Chief Investment Officer	—	—
Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Noemí I. Cohn	Member	—	—
Juan Ignacio Renna	Alternate member	—	—
Paula Sotelo	Alternate member	—	—
Martín Ghirardotti	Alternate member	—	—

________________________

(1)

Includes (i) 466,459,045 common shares beneficially owned by CRESUD, (ii) 9,173,091 common shares owned by Consultores Venture Capital Uruguay S.A., (iii) 1,294,082 common shares owned by Consultores Asset Management S.A., (iv) 8,353,413 common shares owned by Inversiones Financieras del Sur S.A., and (v) 9,645,598 common shares directly owned by Mr. Eduardo Elsztain.

(2)

As of June 30, 2026, the outstanding shares were 846,115,922 with a nominal value of ARS 10.00 each and one vote per share and we own 120,928 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employee Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under “– B. Compensation–Compensation Plan for Executive Management” and “B. Compensation–Incentive Program.”

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

	Share Ownership as of June 30, 2026
Shareholder	Number of Shares	Percentage (2)
CRESUD (1)	466,459,045	55.1%
Directors and officers	39,378,704	4.7%
ANSES	48,230,363	5.7%
Helikon Investments, LTD (3)	49,062,220	5.8%
Others (less than 5%)	242,985,590	28.7%
Total	846,115,922	100.0%

________________________

(1)

Eduardo S. Elsztain is the beneficial owner of 278,159,391 common shares of CRESUD, representing 39.2% of its total share capital, which includes (i) 171,576,409 common shares beneficially owned by Inversiones Financieras del Sur S.A., (ii) 1,310 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Elsztain is deemed to be the beneficial owner, (iii) 4,713,440 common shares owned by Agroinvestment S.A. for which Mr. Elsztain is deemed to be the beneficial owner, and (iv) 101,868,232 common shares directly owned by Mr. Elsztain. Although Mr. Elsztain does not own a majority of the common shares of CRESUD, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of CRESUD due to his substantial influence over it, he would be the beneficial owner of 58.5% of our common shares by virtue of his investment in (a) CRESUD of 466,459,045 common shares; (b) Consultores Venture Capital Uruguay S.A. of 9,173,091 common shares; (c) Consultores Asset Management S.A. of 1,294,082 common shares; (d) Inversiones Financieras del Sur S.A. of 8,353,413 common shares; and (e) directly owned shares of 9,645,598 (items b, c, d and e are exposed under the line “Directors and officers”). CRESUD is a leading Argentine producer of basic agricultural products. CRESUD’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and in March 1997 its GDSs began trading on The Nasdaq Stock Market LLC under the trading symbol “CRESY.”

(2)

As of June 30, 2026, the outstanding shares were 846,115,922 with a nominal value of ARS 10.00 each and one vote per share and we own 120,928 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)	According to the Form 13-F filed by Helikon Investments, LTD with the SEC on August 11, 2026.

Changes in Share Ownership

Shareholder	June 30, 2026	June 30, 2025	June 30, 2024
	%
CRESUD (1)	55.1	54.1	53.7
Directors and officers (2)	4.7	4.6	4.7
ANSES	5.7	5.5	5.5
Helikon Investments, LTD (3)	5.8	3.1	1.7
Others	28.7	32.7	34.4
Total	100.0	100.0	100.0

________________________

(1)

Eduardo S. Elsztain is the beneficial owner of 278,159,391 common shares of CRESUD, representing 39.2% of its total share capital, which includes (i) 171,576,409 common shares beneficially owned by Inversiones Financieras del Sur S.A., (ii) 1,310 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Elsztain is deemed to be the beneficial owner, (iii) 4,713,440 common shares owned by Agroinvestment S.A. for which Mr. Elsztain is deemed to be the beneficial owner, and (iv) 101,868,232 common shares directly owned by Mr. Elsztain. Although Mr. Elsztain does not own a majority of the common shares of CRESUD, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of CRESUD due to his substantial influence over it, he would be the beneficial owner of 58.5% of our common shares by virtue of his investment in (a) CRESUD of 466,459,045 common shares; (b) Consultores Venture Capital Uruguay S.A. of 9,173,091 common shares; (c) Consultores Asset Management S.A. of 1,294,082 common shares; (d) Inversiones Financieras del Sur S.A. of 8,353,413 common shares; and (e) directly owned shares of 9,645,598 (items b, c, d and e are exposed under the line “Directors and officers”). CRESUD is a leading Argentine producer of basic agricultural products. CRESUD’s common shares began trading on the ByMA on December 12, 1960, under the trading symbol “CRES” and in March 1997 its GDSs began trading on The Nasdaq Stock Market LLC under the trading symbol “CRESY.”

(2)

As of June 30, 2026, the outstanding shares were 846,115,922 with a nominal value of ARS 10.00 each and one vote per share and we own 120,928 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

(3)	According to the Form 13-F filed by Helikon Investments, LTD with the SEC on August 11, 2026.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities Held in the Host Country

As of June 30, 2026, our total issued capital stock outstanding consisted of 846,115,922 common shares with a nominal value of ARS 10.00 each and one vote per share. As of June 30, 2026, there were approximately 25,364,384 GDSs (representing 253,643,840 of our common shares, or 30.0% of all or our outstanding common shares) held in the United States by approximately 89 registered holders.

Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our Securities are Listed

Our common shares are listed on the BYMA and our GDSs in the NYSE.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Annual Report, and the provisions of applicable Argentine Law.

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our common shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2026, there were approximately 52,773 holders of our common shares.

Price History of our Stock in the BYMA and NYSE

Our common shares are traded in Argentina on the BYMA, under the trading symbol “IRSA.” Since 1994, our GDSs, each representing 10 common shares, have been listed in the NYSE under the trading symbol “IRS.” The GDS Depositary is the depositary with respect to the GDSs.

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

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario and its subsidiaries and FyO. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by VINCI Compass Argentina Asset Management S.A. S.G.F.C.I. (“Vinci”) in which BACS has a participation of 35.7%, among other entities, and BACS also acts as depositary of the Vinci funds under management.

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use) and complementary parking spaces. For more information, see “Item 4. Information on the Company — B. Business Overview — Other Land Reserves — Del Plata Building Trust.” TMF Trust Company (Argentina) S.A. , a non-related party, acts as trustee under the trust agreement.

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

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner and from which he retired more than a decade ago. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors”.

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

Loan between Tyrus S.A. and Yad Leviim Ltd.

On May 3, 2024, an extension was reported for a period of 3 years of a loan granted by our subsidiary Tyrus S.A. to Yad Leviim Ltd., in a principal amount of USD 16.2 million at an interest rate of 7% per year from March 23, 2024. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

Investment in Golden Juniors Segregated Portfolio

On August 29, 2025, the Company approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company. On September 22, 2026, the Company informed that it has approved an additional investment of up to USD 4,000,000, for more information see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

This investment is made with the purpose of diversifying part of the Company’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund. As of the date of this Annual Report, neither the Company nor its subsidiaries have made any additional contributions to the fund, whether in cash or in kind.

The investment in this fund has been approved by the Board of Directors of the Company, with no objections from the Audit Committee.

For further information regarding related party transactions see Note 30 to our Audited Consolidated Financial Statements.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our Audited Consolidated Financial Statements.

Legal or Arbitration Proceedings

We are not engaged in any material litigation or arbitration and no material litigation or claim is known to us to be pending or threatened against us, other than those described below.

Legal Proceedings in Argentina

Puerto Retiro

In 1999, through Inversora Bolívar, IRSA increased its equity interest in Puerto Retiro to 50.0% of Puerto Retiro's share capital.

In 1991, Indarsa acquired 90% of the share capital of Tandanor, a former state-owned company that owned a property located near Puerto Madero comprising approximately 8 hectares. Because Indarsa failed to fulfill its payment obligations in connection with the acquisition of Tandanor's shares, the Argentine Government, through the Ministry of Defense, filed for Indarsa's bankruptcy. Since Indarsa's sole asset consisted of its ownership interest in Tandanor, the Argentine Government has sought to extend Indarsa's bankruptcy to other companies and individuals that, in its view, operated as a single economic group. In particular, the Argentine Government has requested that the effects of Indarsa's bankruptcy be extended to Puerto Retiro, which acquired Tandanor's Plant No. 1. The Commercial Court with jurisdiction over the matter ordered that the proceedings remain stayed pending the final and non-appealable resolution of the criminal case entitled “Boffil Alejandro Arturo y otros s/ defraudación contra Administración Pública Querellante; Ministerio de Defensa y otros”, currently pending before Federal Criminal Oral Court No. 5.

The bankruptcy extension proceeding has completed its evidentiary stage. The parties have submitted their post-trial briefs and are awaiting a judicial decision. However, issuance of such decision remains suspended due to the criminal-law issues that must first be resolved in the related criminal proceeding described below. No assurance can be given that Puerto Retiro will ultimately prevail in this proceeding.

Puerto Retiro S.A. currently owns an 8.2-hectare property that is subject to a zoning designation identified as U.P., which restricts the use of the property exclusively to port-related activities. Puerto Retiro has been involved in the bankruptcy extension proceeding initiated by the Argentine Government, a matter in which its Board of Directors has had no involvement whatsoever.

Tandanor initiated a civil action against Puerto Retiro and the other defendants named in the criminal proceeding relating to alleged violations of Section 174(5), in conjunction with Section 173(7), of the Argentine Criminal Code. Through such action, Tandanor seeks reimbursement of all amounts it alleges were lost as a consequence of the allegedly fraudulent transaction. On March 7, 2015, Puerto Retiro filed its response to the complaint, asserting several preliminary defenses, including statute of limitations, failure to state a legally sufficient claim, and lack of standing (both active and passive standing). On July 12, 2016, Puerto Retiro was formally notified of the decision issued by Federal Criminal Oral Court No. 5 with respect to those preliminary defenses. Two defenses, failure to state a claim and lack of passive standing, were rejected. Puerto Retiro appealed that decision, but the appeal was denied. The remaining defenses were deferred for consideration in the final judgment.

On September 7, 2018, Federal Criminal Oral Court No. 5 issued the operative portion of its judgment, upholding Puerto Retiro's statute of limitations defense with respect to the civil action. However, in the related criminal proceeding, to which Puerto Retiro was not a party, the court ordered, among other measures, the forfeiture of Puerto Retiro's property known as Plant No. 1. The court's reasoning was released on November 11, 2018, after which all parties were entitled to file appeals. Puerto Retiro subsequently filed an extraordinary appeal, which was denied. Puerto Retiro then sought review of that denial through a direct appeal procedure, which was accepted.

On July 26, 2024, the CSJN ruled on the various extraordinary appeals filed by the parties. With respect to the civil action, the CSJN granted the extraordinary appeals filed by Tandanor and the Ministry of Defense and unanimously resolved to: (i) vacate the appellate decision insofar as it had ruled that the civil action was time-barred, ordering the issuance of a new judgment based on its finding that the prior decision was arbitrary; and (ii) uphold the forfeiture of Plant No. 1, while ordering that the property be transferred to Tandanor rather than to the Argentine Government, expressly stating that the forfeiture issue had become final and non-appealable. Although the CSJN clarified that its ruling did not address the merits of the underlying civil claims, it directed the lower court to issue a new ruling considering the arguments advanced by Tandanor and the Ministry of Defense regarding the commencement date of the applicable limitations period. As a result, the case was reassigned to Chamber IV of the Federal Criminal Cassation Court, which constituted a new panel for purposes of issuing a new decision in compliance with the CSJN ruling.

Judges Carvallo and Borinsky recused themselves from further participation, and Judges Yacobucci and Barroetaveña were appointed as replacements. Judge Gustavo Hornos did not withdraw from the case despite having participated in the decision that was vacated by the CSJN. Accordingly, Puerto Retiro filed a motion seeking Judge Hornos's recusal based on objective grounds. Chamber IV denied that motion. Puerto Retiro subsequently filed a federal extraordinary appeal against that decision, which was dismissed in a ruling issued and served on March 28, 2025. Within the applicable statutory period, Puerto Retiro filed a complaint seeking review of the denial of that extraordinary appeal, which remains pending as of the date hereof.

Meanwhile, on May 26, 2025, a hearing was held pursuant to Sections 465 (final paragraph) and 468 of the Argentine Code of Criminal Procedure, during which the parties presented oral arguments. Thereafter, on June 24, 2025, Chamber IV of the Federal Criminal Cassation Court, composed of Judges Gustavo M. Hornos, Diego G. Barroetaveña and Guillermo J. Yacobucci, notified Puerto Retiro of its unanimous decision to vacate operative provisions “II” (which had upheld the statute of limitations defense in the civil action) and “XVIII” (which had ordered that the forfeited property be transferred to the Argentine Government rather than to Tandanor) of the original judgment rendered by Federal Criminal Oral Court No. 5, and to remand the matter to the lower court for issuance of a new decision concerning both the statute of limitations defense and the disposition of the forfeited property. In essence, the Cassation Court issued a new ruling consistent with the CSJN's guidance and instructed Federal Criminal Oral Court No. 5 to issue a new decision regarding the statute of limitations defense in light of both the CSJN judgment and the Cassation Court's ruling, as well as regarding the transfer of the forfeited property for the benefit of Tandanor. The case file was subsequently remanded to Federal Criminal Oral Court No. 5.

In the context of the criminal proceeding, the private complainant alleged that Puerto Retiro had failed to comply with a preliminary injunction issued in the criminal case prohibiting any alteration of, or contractual transactions involving, the property that is the subject matter of the civil action. As a result of such allegation, Federal Criminal Oral Court No. 5 opened an ancillary proceeding and ordered and carried out the closure of the site where lease agreements with Los Cipreses S.A. and Flight Express S.A. were being performed, in order to enforce compliance with the injunction. Puerto Retiro subsequently became aware that the matter had been referred for assignment to a criminal court to investigate the possible commission of the offense of disobedience of a court order.

On August 20, 2026, Federal Criminal Oral Court No. 5 ordered the forfeiture of the property known as Plant No. 1 of Talleres Navales, Dársena Norte, and the return of such property to Tandanor. The court also directed the Clerk's Office of the Argentine Court of Appeals in Civil Matters to assign an Argentine Court of First Instance in Civil Matters to hear the request seeking a declaration that the deed through which Puerto Retiro acquired Plant No. 1 is absolutely null and void. These decisions are consistent with the prior rulings issued by both the CSJN and the Cassation Court following the CSJN decision. Accordingly, such decision may not be subject to further appeal because the relevant matters have already been finally adjudicated, and the court is merely implementing the rulings of the CSJN and the Cassation Court. The case has been assigned to Argentine Civil Court of First Instance No. 70 under docket number “BOFILL, ALEJANDRO ARTURO s/NULIDAD DE ESCRITURA/INSTRUMENTO” (Case No. 069262/2026). In these proceedings, the court ruled that the referral ordered by the criminal court does not replace the need for a petition by a party and does not authorize the court to initiate nullity proceedings sua sponte, and notified the relevant Federal Oral Criminal Court accordingly.

It should be noted that the civil action is directed exclusively against Puerto Retiro S.A. and not against IRSA, and that the events underlying such action occurred prior to IRSA's acquisition of its interest in Puerto Retiro S.A. As of the date of issuance of our Audited Consolidated Financial Statements, the determination regarding the statute of limitations applicable to the civil action and the disposition of the property remains pending and, given the current procedural stage of the proceedings, the final outcome remains uncertain.

In light of the developments in the legal proceedings affecting Puerto Retiro and based on the advice received from its legal counsel, Puerto Retiro's Board of Directors decided during fiscal year 2019 to record a provision equal to 100% of the carrying value of its investment property. Such provision may be reversed if Puerto Retiro ultimately obtains a favorable judgment in the relevant proceedings.

Arcos del Gourmet

•	Federation of Commerce and Industry of the City of Buenos Aires and others V. GCBA and others

The Federation of Commerce and Industry of the City of Buenos Aires (Federación de Comercio e Industria de la Ciudad de Buenos Aires) argued that the project carried out at Distrito Arcos did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was granted and delayed the opening to the public until December 18, 2014. The shopping center now operates normally. In the main proceedings, after several procedural appeals were filed, Chamber III of the Court of Appeals issued a judgment on February 14, 2019, as follows: Arcos del Gourmet S.A. ("AGSA") and GCBA were found liable, and AGSA was required to allocate at least 23,319.41 square meters for public use and utility, with unrestricted access and special and preferential allocation to the creation of new park-like green spaces, located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or on adjacent land. If the company cannot allocate the entire land area to the City of Buenos Aires, it must pay, following a valuation, the amount of money necessary for the Administration to find a property that fulfills this purpose during the term of the concession contract.

If AGSA carries out neither of these alternatives, the court would order the demolition of the works on the property necessary to comply with the provisions of the Urban Planning Code (art. 3.1.2). Subsequently, in the complaint filed by AGSA against the denial of its appeal for constitutional review of the aforementioned judgment, the Superior Court of Justice ruled that the demolition ordered by the Chamber of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located was not appropriate, and it upheld the rest of the judgment. On February 11, 2025, the co-defendants AGSA and GCBA entered into an agreement to comply with the aforementioned judgment, under which AGSA committed to: (i) make a payment of ARS 1,027,360,977.52 upon signing the agreement to cover the cost of creating Santa Rita Plaza (approximately 1,757 square meters), which was made in due time and form; and (ii) cover the remaining 21,562.41 square meters of green space, as set out in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval. The agreement was judicially ratified on July 15, 2026.

•	Argentine Agency for the Administration of State Assets

On May 18, 2015, IRSA was notified that the Argentine Agency for the Administration of State Assets (Agencia de Administración de Bienes del Estado, or “AABE”), through Resolution No. 170/2014, had revoked the concession agreement granted to IRSA’s subsidiary, Arcos del Gourmet S.A. On June 2, 2015, IRSA filed an administrative challenge seeking to invalidate such notice on the grounds that the formal procedures required under Argentine law had not been observed.

Additionally, Arcos del Gourmet S.A. filed an administrative appeal seeking reversal of the revocation of the concession agreement and commenced judicial proceedings seeking a declaration that Resolution No. 170/2014 was null and void. On August 24, 2022, the trial court dismissed the action brought by Arcos del Gourmet S.A. Arcos del Gourmet S.A. timely appealed that decision before Chamber V of the Argentine Federal Court of Appeals in Administrative Matters, which affirmed the first-instance judgment on September 19, 2023.

Accordingly, on October 4, 2023, Arcos del Gourmet S.A. filed a federal extraordinary appeal seeking review by the CSJN on the grounds that the decision violated its constitutional rights. Following the appellate court’s denial of such appeal, on March 22, 2024 Arcos del Gourmet S.A. filed a direct complaint before the CSJN seeking review of that denial.

As of the date hereof, two such complaints remain pending before the CSJN in connection with the denial of federal extraordinary appeals. These proceedings relate to: (i) the challenge brought by Arcos del Gourmet S.A. against the decision ordering termination of the concession agreement; and (ii) the judicial decision rejecting claims asserted in connection with the eviction proceeding originally initiated by Playas Ferroviarias de Buenos Aires S.A. pursuant to Law No. 17,091.

Following the AABE resolution discussed above, Playas Ferroviarias de Buenos Aires S.A. (to which ownership of the concession property had been transferred) commenced judicial eviction proceedings against Arcos del Gourmet S.A. On May 11, 2022, the trial court entered judgment ordering the eviction. Arcos del Gourmet S.A. appealed that decision before Chamber V of the Argentine Federal Court of Appeals in Administrative Matters, which affirmed the first-instance judgment on September 19, 2023.

Accordingly, on October 4, 2023, Arcos del Gourmet S.A. filed a federal extraordinary appeal seeking review by the CSJN based on alleged violations of its constitutional rights. Following the denial of that appeal by the appellate court, Arcos del Gourmet S.A. filed, on March 22, 2024, a complaint directly with the CSJN seeking review of such denial. The matter remains pending.

In connection with the foregoing, Arcos del Gourmet S.A. also commenced judicial proceedings for the court-supervised deposit of the monthly concession fee relating to the property.

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

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, sold Parcel 1 of its land reserve located at Av. Avellaneda and Olegario Andrade 367, in the Caballito neighborhood of the City of Buenos Aires, to an unrelated third party.

The purchase price is secured by a mortgage over Parcel 1 and Building 1. The purchaser was granted an option to acquire Parcel 2 of the same property through August 31, 2020 and Parcels 3 and 4 through March 31, 2021, subject to certain conditions precedent. For further information, see “Information on the Issuer – Business Description – Caballito Ferro Plot 1 – City of Buenos Aires.”

On July 20, 2020, IRSA CP was notified of an action for constitutional protection (acción de amparo) action filed before the Administrative and Tax Court of the Autonomous City of Buenos Aires, Court No. 24, Clerk’s Office No. 47. The plaintiffs sought a declaration of nullity of: (i) the administrative act granting the environmental suitability certificate; and (ii) the administrative act approving and registering the construction plans.

On October 1, 2020, the Court of Appeals affirmed the preliminary injunction issued by the trial court on August 13, 2020, pursuant to which the court ordered: (a) the suspension of the effects of the administrative acts that granted the Environmental Compliance Certificate (Certificado de Cumplimiento Ambiental, or “CCA”) (DI-2018-1865-DGEVA, included in File No. EX2018-1066007-MEGEYA-DGTALAPRA) and approved the construction plans (Parcel 2: EX2018-09036563-MGEYA-DGROC, RE-2018-16270322-DGROC; Parcel 3: EX2018-09036079-MGEYA-DGROC, RE-2018-16267792-DGROC; Parcel 4: EX2018-16270322-DGROC); and (b) the suspension of construction activities being carried out on the property located at Av. Avellaneda 1400, City of Buenos Aires.

The Government of the City of Buenos Aires appealed the injunction through a constitutional appeal, which was dismissed by the Court of Appeals. A subsequent complaint filed by the City before the Superior Court of Justice of the City of Buenos Aires was likewise denied.

On March 9, 2026, the trial court issued a judgment holding that the request to declare null and void Environmental Compliance Certificate DI-2018-1865-DGEVA (Certificate No. 2884), included in File No. EX-2018-10660007-MEGEYA-DGTALAPRA, had become moot. The court partially granted the plaintiffs’ claims and, accordingly, authorized Portland Administradora Fiduciaria S.A., acting in its capacity as trustee of the Caballito Chico Trust, to undertake the necessary proceedings before the relevant administrative authorities in order to resume construction works on Parcel 1 in accordance with drawing PLANO-2020-15144623-GCABA-DGROC, registered under IF-2020-15963006-GCABA-DGROC.

The court further authorized IRSA to undertake the administrative proceedings required to register new construction plans reflecting the modifications set forth in the case file with respect to Parcels 2, 3 and 4, provided that IRSA first identifies the parcel on which construction activities will initially recommence.

The judgment also provided that construction activities may not be carried out simultaneously on all three parcels owned by IRSA. Authorization to commence construction on the remaining parcels will be evaluated based on the results of ongoing oversight by the relevant administrative authorities, together with the monitoring committee established by the court.

In addition, the court ordered the competent administrative authority to prepare progress reports every six months and directed the creation of a working group for environmental and urban-planning monitoring in connection with the development projects contemplated for the parcels involved in the proceeding. The purpose of such body is to monitor any cumulative impacts that may arise from the progressive development of the various construction projects.

IRSA, the Government of the City of Buenos Aires and the plaintiffs each filed appeals against the judgment and subsequently submitted their appellate briefs. As of the date hereof, the case has not yet been referred to the corresponding appellate court for consideration of the appeals.

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

As of June 30, 2026, we no longer own any capital stock of IDBD while we have an investment in DIC that amounts to 1.1 million shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin”) and IRSA to the District court in Tel-Aviv Jaffa (civil case no. 29694-09-20), claiming that Dolphin and IRSA breached a purported legally binding commitment to transfer to IDBD in an installment of NIS 70 million (“NIS”, the legal currency of Israel) on September 2, 2020.

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

On December 26, 2021, IDBD filed the lawsuit against Dolphin and IRSA for the sum of NIS 140 million. According to the purported claim, the defendants allegedly breached their legally binding commitment given to IDBD on August 29, 2019 to transfer to IDBD a total amount of 210 million NIS in 3 equal installments of NIS 70 million each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim relates to the second and third installments. The claim also includes a sum of 3,299,433 NIS for the interest and linkage differences since the date of the alleged breach until the date the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

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

The IRSA and Dolphin BV (the “Defendants”) submitted their defense statement on December 29, 2023, which includes several defense arguments. Inter alia, the Defendants argue that Dolphin’s commitment consists of an unequivocal and clear, terminating condition stating that the obligation of Dolphin will automatically expire with respect to all payments that have not yet been transferred to IDBD at the time the terminating condition is met. The undisputed sequence of events necessitates the conclusion that the termination condition was met in relation to the second and third payment. In any case, there is no cause of action against IRSA, in the absence of privity between IRSA and IDBD. IDBD filed its reply to the statement of defense by January 28, 2024.

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

On July 20, 2025, the parties filed a mutual update, informing the court that on July 9, 2025, IDBD had delivered to the Defendants a revised affidavit of disclosure of documents, together with the additional documents in its possession, as well as the bondholders’ trustees' response. The Defendants reserve their right to file an appropriate motion in this regard. Also, considering the bondholders’ trustees' position concerning the delivery of the records from the bondholders’ meetings, the Defendants reserve their right to renew their motion to summon the bondholders’ trustees to present documents.

On January 21, 2026, IDBD filed its affidavits, and on September 6, 2026, the Defendants filed their affidavits.

Pursuant to the Israeli Court’s decision dated September 8, 2026, a third pre-trial hearing has been scheduled for December 10, 2026.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. See “Item 10. Additional Information—D. Exchange Controls.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2026	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2026	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting
	(in millions of ARS)	(ARS)	(in millions of ARS)	(ARS)
2023 (1)	53,061	66.1968162	4,340	5.4143806
2023 (2)	187,522	233.8758926	21,900	27.3134505
2024 (3)	303,208	419.1320942	64,000	88.4687833
2024 (4)	107,093	148.2668570	55,000	76.1457478
2025 (5)	145,527	203.9270221	90,000	126.1171278
2026 (6)	219,018	283.3585973	173,788	224.8411086

________________________

(1)	Cash dividend paid on November 8, 2022.
(2)	Cash dividend paid on May 5, 2023.
(3)	Cash dividend paid on October 12, 2023.
(4)	Cash dividend paid on May 9, 2024.
(5)	Cash dividend paid on November 5, 2024.
(6)	Cash dividend paid on November 4, 2025.

For more information see: “Item 4. Information on the Company —A. History and Development of the Company Recent Developments— General Ordinary and Extraordinary Shareholders’ Meeting.”

B. Significant Changes.

For information about significant changes, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

ITEM 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA and our GDSs in the NYSE.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Annual Report, and the provisions of applicable Argentine Law.

Share offering and Warrants

On April 12, 2021, we announced a public offering of shares for up to 80 million common shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new common shares and receive free of charge an option with the right to subscribe 1 additional common share.

Upon completion of the offering on May 6, 2021, shareholders subscribed for 80 million new common shares, including shares subscribed through accretion rights. The aggregate proceeds from the offering amounted to USD 28.8 million and issued the new shares, increasing the capital stock to 658,676,460 common shares with a nominal value of ARS 1.00 each and one vote per share. The warrants had an initial exercise price of USD 0.432 per common share and were listed on ByMA and the NYSE under the symbols IRS2W and IRSWS, respectively.

The warrants were exercisable in accordance with the applicable warrant terms, the number of shares issuable upon exercise and/or the price of the warrants were adjusted.

The shareholders’ meeting held on October 30, 2025 approved, by majority vote, the execution of an addendum to the warrant agreement introducing the cashless exercise alternative (except for the payment of the par value of the shares), that is, allowing the delivery of shares for an amount equal to the difference between the exercise price of such options with cash payment and the equivalent market value of the shares, net of the payment of their par value.

During the year ended June 30, 2026, certain warrant holders exercised their right to acquire additional shares. Therefore, 60,814,974 warrants were exercised and the Company registered to 83,595,129 common shares, with a face value of ARS 10. As a result of the exercise, USD 4.4 million were collected by the Company.

As of May 12, 2026, 79,850,900 warrants had been exercised. The remaining 149,100 warrants expired unexercised on May 12, 2026. Accordingly, no warrants remained outstanding as of June 30, 2026.

Capital Stock

On April 27, 2023, the Company held the Ordinary and Extraordinary General Shareholders’ Meeting, resolving, among other issues, the increase in the capital stock through the partial capitalization of the issue premium and the consequent issue of common shares for the amount of 6,552,405,000 to be distributed among shareholders in proportion to their holdings. Additionally, it was approved to amend the seventh article of the Company’s bylaws, where it modifies the nominal value of the shares from ARS 1.00 to ARS 10.00 each and with the right to one vote per share. These transactions were implemented on September 20, 2023, together with a reverse split pursuant to which each old share was exchanged for 0.907804514 new shares. After the indicated operations the capital stock amount to ARS 7,363,542,450 represented by 736,354,245 common shares with a nominal value of ARS 10.00 each and one vote per share. Also, regarding the GDS holders, we instructed the GDS Depositary to process the reverse split, at the same rate as mentioned above for the GDS program, effective as of October 3, 2023.

As of June 30, 2026, our capital stock amounted to ARS 8,461,159,220, represented by 846,115,922 common shares, with a nominal value of ARS 10.00 each and one vote per share and we own 120,928 shares in treasury.

As of the date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our common shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2026, there were approximately 52,773 holders of our common shares.

Price history of our stock in the ByMA and NYSE

Our common shares are traded in Argentina on the ByMA, under the trading symbol “IRSA.” Since 1994, our GDSs, each representing 10 common shares, have been listed in the NYSE under the trading symbol “IRS.” The GDS Depositary is the depositary with respect to the GDSs.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine Government enacted the CML, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued the CNV Rules a new set of rules further implementing and administering the requirements of the CML. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies the CML, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the CML as amended by Law No. 27,440.

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

On January 9 and June 24, 2025, the CNV enacted new rules introducing simplified authorization regimes for public offerings of both debt and equity securities in Argentina. These frameworks establish automatic approval mechanisms for issuances classified as low- or medium-impact, provided that certain eligibility and disclosure requirements are met. On June 10, 2026, the CNV further streamlined the public offering regime by introducing automatic authorization for expanded medium-impact offerings and eliminating prior approval requirements for certain prospectus updates and debt securities programs.

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

On June 10, 2026, the CNV also expanded the scope of its digital securities framework by permitting the tokenization of additional categories of securities, including certain securities issued under automatic public offering regimes, and extending the regulatory sandbox for digital representations of securities through December 31, 2027.

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

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA

	As of June 30, (1)
	2026	2025
Market capitalization (in billions of ARS)	122,758	79,973
Shares average daily trading volume (2) (in millions of ARS)	103,975	82,210
Number of listed companies (3)	83	82

________________________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2026, approximately 83 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 360% increase in 2023 and a 173% increase in 2024 and a 20% increase in 2025. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

The NYSE

Our GDSs are listed on the NYSE under the trading symbol “IRS.”

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

The LGS establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the Board of Directors, and subject to the approval of the shareholders’ meeting.

Furthermore, the CML in Section 72 states for companies authorized in the public offer regime, that any acts performed or contracts executed between the company and a related party and involving a significant amount shall be performed or executed pursuant to the procedure set forth below:

a)	A “related party” shall mean any of the following persons with respect to the issuer:

i.	Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of the LGS;

ii.	Natural persons or legal entities controlling or holding a substantial interest, as determined by the CNV, in the capital stock of the issuer or the issuer’s controlling entity;

iii.	Any other company under the common control of the same controlling entity;

iv.	The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above;

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

Nevertheless, Section 272 of the LGS provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the Board of Directors and the supervisory committee and abstain from voting in that respect. The violation of this provision results in the director being jointly, severally and unlimitedly liable.

Approval of compensation of the members of the Board of Directors, Senior Management and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the Board of Directors and the Supervisory Committee, and therefore pursuant to Section 261 of the LGS, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the Board of Directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

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

Pursuant to the Corporations Law and Section 29 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

•	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

•	the sum established by the shareholders’ meeting as remuneration of the Directors and the supervisory committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

Under the applicable CNV Rules, dividends are distributed pro rata in accordance with the number of shares held by each holder within 10 days of being declared by the shareholders for cash dividends and in the case of dividends distributed as shares, the Company must submit the approval to the CNV for authorization and must pay such dividends in shares within 30 days after the approval. Under our by-laws, the right to receive payment of dividends expires five years after the date on which they were made available to shareholders.

The shareholders’ meeting may authorize payment of dividends in periodic installments provided no applicable regulations are violated. In that case, all and each of the members of the Board of Directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

Regardless of the term for dividend’s payment established by CNV, regulations enacted by the BASE set forth that cash dividends must be paid within 10 days after their approval by a shareholders’ meeting.

Voting rights and staggered elections

Our capital stock is composed by book-entry common shares with face value of ARS 10.00 per share and entitled to one vote each. All directors and alternate directors are elected for a three-year term.

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

Procedure to change the rights of stockholders

The rights of holders of stock are established in the LGS and in the bylaws. The rights of shareholders provided for by the LGS may not be diminished by the bylaws. Section 235 of the LGS establishes that the amendment of the bylaws should be approved by the absolute majority of our shareholders at an extraordinary shareholders meeting.

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

In general, the following matters can be considered only at special shareholders’ meeting (Asamblea Extraordinaria):

•	matters that may not be approved at an ordinary shareholders’ meeting;

•	the amendment of our by-laws;

•	reductions in our share capital;

•	redemption, reimbursement and amortization of our common shares;

•	mergers, and other corporate changes, including dissolution and winding-up;

•	limitations or suspensions to preemptive rights to the subscription of the new shares; and issuance of debentures and bonds that do not qualify as notes (obligaciones negociables).

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

However, pursuant to the LGS, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

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

The holders of preferred stock are not entitled to voting rights. However, in the event that no dividends are paid to such holders for their preferred stock, the holders of preferred stock are entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as a transformation of the corporate type, early dissolution, change to a foreign domicile, fundamental change in the corporate purposes, total or partial replacement of capital losses, mergers in which our company is not the surviving entity, and spin-offs. The same exemption will apply in the event the preferred stock is traded on any stock exchange and such trading is suspended or canceled. The Company has no outstanding preferred stock.

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. Through Resolution No. 789/2019, currently incorporated to CNV’s rules, ruled out the requirement of registration for foreign companies under Section 118 (branches) and 123 (foreign companies only acting as shareholders) of the LGS. After the referred resolution was enacted the registration procedure is no longer required for foreign companies acting as shareholders of local companies whose securities are publicly offered. In lieu of those requirements, any foreign shareholder which is an entity shall properly exercise its voting rights through a representative duly empowered without any additional registration requirement. The definition of representative includes: (i) the legal representative duly registered in Argentina pursuant to Sections 118 or 123 of the LGS; (ii) the attorney-in-fact duly authorized through a proxy by the legal representative in Argentina under the provisions set forth in of Section 239 of the LGS; (iii) the attorney-in-fact duly authorized through a proxy granted in Argentina by a person entitled to grant a proxy under the laws of his country of origin, pursuant the provisions set forth in of Section 239 of the LGS; or (iv) the attorney-in-fact duly authorized by a proxy granted overseas by authorized person, under the law of the country of origin. In this case, the proxy shall be legalized abroad and apostilled pursuant to the provisions of the Hague Convention for foreign documents or legalized by the Ministry of Foreign Affairs and translated by a public translator in Argentina.

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

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than those described under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness.”

D. Exchange Controls

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

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2024	910.50	257.70	613.03	910.50
June 30, 2025	1,200.50	912.50	1,032.46	1,200.50
June 30, 2026	1,487.50	1,217.50	1,394.03	1,477.50
Month ended:
July 31, 2026	1,493.50	1,467.00	1,481.48	1,480.50
August 31, 2026	1,509.50	1,483.00	1,495.43	1,504.00
September 30, 2026	1,521.00	1,502.00	1,509.27	1,512.50
October, 2026 (through October 19, 2026)	1,520.00	1,508.00	1,513.42	1,520.00

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine Government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Central Bank has compiled these rules in the Consolidated Text of the Rules on Foreign Exchange and Changes (the “Consolidated Text”), which is periodically updated and was most recently published through Communication “A” 8307. Below is a summary of the exchange control rules currently in effect.

Exports of goods

The Consolidated Text requires that proceeds from exports of goods be brought into Argentina and settled in Pesos through the MULC within specified periods, depending on various factors, including the type of products exported and the relationship between the exporter and the importer. Regardless of the maximum periods established in each case, export proceeds must be brought into Argentina and settled in Pesos through the MULC within twenty (20) business days following the date of collection. However, the ability to use this period remains subject in all cases to compliance with the periods established in the Consolidated Text for each type of good.

The Consolidated Text further provides under Section 7.1.2.3 that, for exports officially registered on or after January 1, 2026, any extension of the periods applicable to exports involving related counterparties is available only if the exporter did not record total goods exports in excess of USD 200,000,000 during the calendar year immediately preceding the official registration of the customs declaration, such threshold being USD 50,000,000 in the case of exports officially registered prior to January 1, 2026.

Decree No. 28/2023, published on December 13, 2023, provided that, with respect to (i) the export countervalue of services included in subsection c) of paragraph 2 of Section 10 of Law No. 22,415 (the Argentine Customs Code), as amended (referring to services rendered in Argentina and effectively used or exploited abroad); and (ii) the export countervalue of goods included in the Nomenclature of Mercosur, including foreign pre-financing and/or post-financing of exports or an advance against export proceeds, 80% of that countervalue had to be brought into Argentina in foreign currency and/or traded through the MULC, while the remaining 20% had to be channeled through purchases and sales of marketable securities acquired with settlement in foreign currency and sold with settlement in local currency in Argentina.

On April 14, 2025, Decree No. 269/2025 repealed Decree No. 28/2023 and expressly provided that the countervalue of those exports would be governed by the general provisions of Decree No. 609/2019 and its amending and related regulations. Exporters of goods included in the Nomenclature of Mercosur must pay duties, taxes and other amounts under the terms, deadlines and conditions established by the applicable regulations, based on the applicable export duty rate and taking into account the foregoing countervalue.

If the client is a Vehículo de Proyecto Único (“SPV” or “Single-Purpose Project Vehicle in English”) adhering to the Incentive Regime for Large Investments (“RIGI”), it shall be exempt from the obligation to enter and/or settle the entire foreign currency countervalue, provided that the service has been rendered or accrued as from the date of commencement of operations of the SPV reported by the Ministry of Economy to the Central Bank. Furthermore, Section 14 of the Consolidated Text establishes other benefits for SPVs, such as access to the MULC to make payments of certain expenses; access to the MULC to make dividend payments to non-resident shareholders; use abroad of the proceeds from the export of goods; and foreign exchange stability applicable to the SPV as of the date of adhesion to the RIGI.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Pesos through the MULC, up to the value of the insured exported goods.

Advances, pre-financing and post-financing from abroad must be brought into Argentina and settled through the MULC within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions set forth in Section 7.1.3 of the Consolidated Text.

The Consolidated Text further provides under Section 7.1.2.3 that, for exports officially registered on or after January 1, 2026, any extension of the periods applicable to exports involving related counterparties is available only if the exporter did not record total goods exports in excess of USD 200,000,000 during the calendar year immediately preceding the official registration of the customs declaration, such threshold being USD 50,000,000 in the case of exports officially registered prior to January 1, 2026.

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

In certain cases, including where the exporter has a Certification of Increased Exports or has a project covered by the Export Promotion Regime established by Decree No. 234/2021, the exchange-control rules allow exporters greater access to the MULC to transfer funds abroad, including to pay dividends or services relating to External Financial Indebtedness.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the MULC corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

The provisions under point 7.3.5 of the Consolidated Text permit export proceeds from goods to be applied to the repayment of promissory notes, as well as an exemption from settlement for proceeds received in foreign currency and credited to the exporter’s foreign currency account with a local financial institution, provided those proceeds are used within 72 business hours to repay principal or interest on promissory notes eligible under that point.

Exports of Services

As a general rule, payments received for services provided by residents to non-residents must be brought into Argentina and settled through the MULC within a maximum period of 20 (twenty) business days from the date of receipt abroad or in Argentina or the date on which the funds are credited to foreign accounts.

In the case of funds received or credited abroad, the bringing-in and settlement requirement may be deemed satisfied for the amount equivalent to the customary charges debited by foreign financial institutions for transferring the funds to Argentina.

The provisions of Decree No. 28/2023 described above also applied to exports of services until April 14, 2025, when they ceased to be in effect.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed; provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

If the client is a SPV under the RIGI that has notified the Ministry of Economy, as the authority responsible for implementing the RIGI, of its intention to avail itself of the benefits established in Section 198 of Law No. 27,742 (which provides that such SPVs are not required to bring into Argentina or settle through the MULC foreign currency obtained from activities other than exports of goods, including services), the exception set forth in Section 14.1.3 of the Consolidated Text will apply. That section provides that proceeds from services provided to non-residents by an SPV holding a project covered by the RIGI are exempt from the obligation to bring into Argentina and/or settle the full foreign currency countervalue, provided that the service was provided or accrued on or after the date on which the SPV commenced operations, as reported by the Ministry of Economy to the Central Bank.

Certain situations described in point 2.2.2 of the Consolidated Text are exempt from the settlement obligation for service export proceeds, provided that the proceeds are brought into Argentina within the applicable periods.

Communication “A” 8330 eliminated the USD 36,000 annual limit applicable to individuals under the exemption mechanism for settling service export proceeds, allowing that mechanism to be used without a monetary limit.

Sale of non-financial non-produced assets

Consideration received by residents from the disposal to non-residents of non-financial, non-produced assets must be brought into Argentina in foreign currency and settled through the MULC within twenty (20) business days from the date of receipt in Argentina or abroad, or the date on which the funds are credited to accounts abroad. In the case of funds received or credited abroad, the requirement to bring in and settle the funds may be deemed satisfied for the amount equivalent to the customary charges debited by foreign financial institutions for transferring the funds to Argentina.

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

Pursuant to Communication “A” 8226, for imports of all types of goods formalized on or after April 14, 2025, the period described above is reduced to zero (0) calendar days from the date of customs entry registration.

Access to the MULC for payments for imports with pending customs entry registration requires prior approval from the Central Bank, unless the transaction falls within specific situations provided for in the Consolidated Text.

Regarding the stock of import-related debt for which customs entry registration occurred on or before December 12, 2023, access to the MULC also requires prior approval from the Central Bank, except when the transactions are financed by financial institutions, official credit agencies or international organizations, or fall within other situations provided for in the Consolidated Text.

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

Communication “A” 7917, issued on December 13, 2023, substantially amended the regime governing access to the MULC for the payment of imports of goods and services. As from said Communication, the conditions for accessing the MULC to pay for services to non-residents were modified, and are currently established as follows:

I. Payment of services provided by non-residents

Entities may grant access to the MULC without the need for prior approval from the Central Bank to process payments for services provided by non-residents, provided that the remaining applicable requirements set forth in the Consolidated Text are met, when:

i) The payment corresponds to a transaction classified under the following concept codes:

•	S03. Passenger transportation services;

•	S06. Travel (excluding transactions related to withdrawals and/or consumption using cards of residents with non-resident providers or of non-residents with Argentine providers);

•	S23. Audiovisual services;

•	S25. Government services;

•	S26. Health services provided by travel assistance companies;

•	S27. Other health services;

•	S34. Transactions involving card charges or account debits by residents with non-resident providers or by non-residents with Argentine providers for digital services not related to travel;

•	S35. Transactions involving card charges or account debits by residents with non-resident providers or by non-residents with Argentine providers for the remote purchase or sale of goods; and

•

S36. Transactions involving withdrawals and/or card charges or account debits by residents with non-resident providers or by non-residents with Argentine providers, other than transactions involving digital services not related to travel or the remote purchase or sale of goods.

ii) Expenses paid to foreign financial institutions for their ordinary operations.

iii) The payment corresponds to a transaction classified under concept “S30. Freight services for import operations of goods” and may be made from the date on which the service is provided. If the freight relates to an import transaction covered by Section 10.10.2.1 of the Consolidated Text, payment may be made from the date the goods are shipped at origin.

iv) The payment corresponds to a transaction classified under concept “S31. Freight services for export operations of goods” where freight forms part of the agreed sale condition with the buyer of the goods, and is settled once the export has been registered with the shipping clearance issued by Customs.

v) The payment corresponds to a transaction for services not included in Sections 13.2.1 through 13.2.5 of the Consolidated Text, provided by a counterparty unrelated to the resident, and is made from the date the service is provided or accrued. The same timing applies to transfers abroad by local agents of funds collected in Argentina in respect of services provided by non-residents to residents.

vi) The payment corresponds to a transaction for services not included in Sections 13.2.1 through 13.2.3 of the Consolidated Text, provided by a counterparty related to the resident, and is made once ninety (90) calendar days have elapsed from the date the service was provided or accrued. Transactions originating in the rendering of services by related counterparties remain subject to this requirement even if a change of creditor or debtor results in the relationship between the creditor and the resident debtor ceasing to exist.

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

External Assets

Generally, prior approval from the Central Bank is required for the formation of external assets, including purchases of foreign currency, and for derivative transactions by legal entities that are not authorized to operate in foreign exchange, local governments, mutual funds, trusts and other entities established in Argentina.

Access to the MULC by individuals

Pursuant to Sections 3.8 and 3.9 of the Consolidated Text, Argentine resident individuals may access the MULC without the prior approval of the BCRA for the purpose of acquiring foreign assets. In the case of purchases of foreign currency for the holding of banknotes or the establishment of deposits under section 3.8, transactions carried out by debiting local bank accounts are not subject to a specific monthly limit, while cash purchases may not exceed the equivalent of USD 100 per calendar month across all authorized entities. If the funds are credited to a bank account abroad, such account must be held in the customer’s name. The participating entity must register the transaction in the online system implemented by the BCRA and obtain evidence that the customer has income and/or assets consistent with the amount of foreign currency savings.

Section 3.9, in turn, allows Argentine resident individuals to access the MULC without the prior approval of the BCRA for the acquisition of foreign assets through other means, family assistance remittances and certain derivatives transactions, subject to an aggregate limit of USD 200 per calendar month across all authorized entities and for all applicable transaction categories. If the transaction is carried out in cash, the monthly limit is USD 100.

In addition, pursuant to Section 3.8.5, access to the MULC under Section 3.8 requires the customer to undertake, by means of a sworn statement, not to purchase securities settled in foreign currency, whether directly or indirectly or for the account and on behalf of third parties, from the time access is requested and for the following 90 calendar days. This restriction does not apply to purchases of securities settled in foreign currency made (i) in connection with primary subscriptions of debt securities issued by Argentine residents, provided that the purchaser holds such securities in its portfolio for at least 15 business days, provided that such minimum holding period does not apply if the subscribed securities are sold with settlement in foreign currency; or (ii) through the reinvestment, within 15 business days following receipt, of foreign currency proceeds from principal and/or interest payments on securities issued by the Argentine Treasury or the BCRA.

External Financial Indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”), disbursed as from September 1, 2019, may be entered into Argentina and settled in the MULC. Although the settlement of the proceeds from such transactions is not mandatory, failure to settle such proceeds will prevent subsequent access to the MULC for the purpose of making principal and interest payments in respect of such indebtedness.

Additionally, as further conditions for such access to the MULC, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the MULC must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from May 26, 2025 through a transfer abroad, access to the MULC must additionally, pursuant to Section 3.5.3 of the Consolidated Text occur according to the following minimum term from their issuance date for debt securities issued from May 16, 2025 onwards: at least 18 months.

For foreign currency-denominated debt securities issued by local financial institutions as from May 26, 2025: at least 12 months.

Access to the MULC to make payments more than three (3) days before the due date is, as a general rule, subject to prior approval from the Central Bank. The following cases of early repayment may be exempt from such prior approval, provided that the requirements set out in Section 3.5 of the Consolidated Text are satisfied: (i) early repayment of principal and interest with the settlement of funds brought into Argentina from the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution under a foreign credit line; and (v) early repayment of principal and interest by an SPV adhering to the RIGI.

Furthermore, prior approval from the Central Bank is generally required for local residents to access the MULC to pay principal and interest on External Financial Indebtedness owed to related parties. Certain exceptions apply, as set forth in Section 3.5.6 of the Consolidated Text, including certain refinancing or substitution transactions introduced by Communication “A” 8417.

In addition, Communication “A” 8442 provides that entities may grant access to the MULC for early repayment of principal and interest on financial debt, provided that the early repayment is made with funds transferred to the client’s local bank account by an individual or legal entity exercising a direct control relationship over the client or by another legal entity with which the client forms part of the same economic group, the funds originated from the settlement of new External Financial Indebtedness and/or issuances of debt securities covered by Section 3.5, and access occurs within seventy-two (72) business hours after that settlement.

Additionally, under Section 3.11.2 of the Consolidated Text, entities may grant access to the MULC to residents to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina that qualify for access to the MULC under Sections 3.6.1.3 through 3.6.1.5 of the Consolidated Text, to purchase foreign currency before the deadline permitted by the regulations, subject to the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)

The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable provisions of the Consolidated Text permitting such access; and

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

Debt among residents

Access to the MULC for the payment of debts and other obligations in foreign currency entered into after September 1, 2019 is prohibited, subject to limited exceptions, such as payments made by credit card.

Profits and Dividends

Under Section 3.4 of the Consolidated Text, access to the MULC to remit foreign currency abroad as profits and dividends to non-resident shareholders is permitted without prior approval from the Central Bank if certain conditions are satisfied, including that the distributions constitute distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

Non-residents

Non-residents must obtain prior approval from the Central Bank to access the MULC to purchase foreign currency, subject to limited exceptions.

Information System

In all cases, and subject to compliance with the remaining requirements applicable to each situation, access to the MULC will be available for the payment of financial or commercial debts and profits or dividends, provided that such debts are reported through the Central Bank’s information system established by Communication “A” 6795.

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

Access to the MULC is also subject to the submission of an affidavit regarding transactions involving securities and other assets, unless the applicant certifies that, during the 90 consecutive days preceding and the 90 consecutive days following the date on which access to the MULC is requested:

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

(h) it has not delivered and will not deliver local-currency funds or other local assets (except foreign-currency funds deposited with local financial institutions) to any individual or legal entity, whether resident or non-resident, related or unrelated, in order to receive, as prior or subsequent consideration, directly or indirectly, on its own behalf or through a related, controlled or controlling entity, external assets, cryptoassets or securities deposited abroad.

Pursuant to Communication “A” 8226, outflows through the MULC by resident individuals are not subject to the requirements set forth in Sections 3.16.3.1 and 3.16.3.2 of the Consolidated Text. In addition, transactions carried out up to and including April 11, 2025 will not be taken into account for purposes of the affidavits required under Sections 3.16.3.1 and 3.16.3.4 of the Consolidated Text.

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

Additionally, the foregoing conditions may be deemed satisfied if the client submits an affidavit stating that, during the applicable periods, it has not delivered local-currency funds or other liquid local assets to any individual or legal entity in Argentina, except for transactions directly related to its ordinary business activities.

If the client does not submit that affidavit, it may submit an affidavit stating that it has not delivered local-currency funds or other liquid local assets to any individual or legal entity in Argentina (including persons exercising direct control over it and members of its economic group), and stating

(i)	that it has not carried out and will not carry out the transactions contemplated in the Consolidated Text during the specified period; and

(ii)

that, during the preceding 180 consecutive days, it has not received local-currency funds or other liquid assets in Argentina, except for those related to ordinary-course transactions originating from the client or from any of the identified direct controlling persons or members of the economic group from whom funds were received. Alternatively, it may submit affidavits from the individuals or legal entities that received such funds.

In all such cases, the client must submit an affidavit stating that the funds received by the persons exercising direct control over it, or by the members of its economic group, in connection with the transactions referred to in items (i) through (iii) were used to make payments in Argentina related to investments in Argentina.

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

It should be noted that, as a general rule, prior approval from the Central Bank is required if the client is an individual or legal entity included by ARCA in its list of invoices or equivalent documents classified as fraudulent. This requirement does not apply to access to the MULC for repayment of foreign-currency financing granted by local financial institutions, including payments for foreign-currency transactions made through credit or purchase cards. The list of individuals and legal entities included in this registry by ARCA is available at the following website: https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Additionally, if the individuals or legal entities are considered obligated subjects to comply with the Registry of Exchange Information for Exporters and Importers of Goods whose registration process is listed as not registered, an affidavit must be submitted.

Securities Transactions

Pursuant to Section 3.16 of the Consolidated Text, entities authorized to operate in foreign exchange must verify compliance with certain supplementary requirements before granting access to the MULC for outflow transactions including:

(i)	prior Central Bank approval where the client is listed in ARCA’s apocryphal-invoices database;

(ii)

an affidavit from the client confirming that its holdings of CEDEAR’s and/or available liquid foreign assets do not exceed the equivalent of USD 100,000 and undertaking to settle in the MULC within five business days any funds received abroad from the collection of loans, term deposits or asset sales made after May 28th 2020; and

(iii)

for clients that are not resident individuals, an affidavit confirming that the client has not carried out – and undertakes not to carry out during the 90 calendar days before and after the day of access – sales of securities settled in foreign currency, exchanges of resident issued securities for foreign assets, transfers of securities settled in Pesos or of CEDEARs acquisitions of private debt issued abroad, or deliveries of local currency funds in exchange for foreign assets, crypto-assets or securities held abroad.

Where the client is a legal entity, it must additionally disclose its direct controllers and economic group members and certify that it has not delivered local currency funds to any of them during the same 90-day period.

Certain transactions are excluded from these affidavits, including transfers of securities for the purpose of participating in sovereign or corporate debt exchanges, sales whose proceeds are applied within 10 days to the payment of qualifying external financial indebtedness or direct investment repatriation, and sales of BOPREAL bonds acquired in primary subscription.

With respect to minimum holding periods and daily transfer limits applicable to securities transactions, CNV General Regulation N°1062 eliminated the minimum holding period for sales of securities settled in foreign currency by resident individuals, while establishing a one business day minimum holding period for non-resident individuals and for non-individual resident clients.

Subsequent CNV General Resolutions N°1128 and 1152 introduced exceptions to the daily ARS 200 million limit on transfers of securities to foreign depository entities – including for Argentine Treasury securities acquires in primary placements and for securities held for at least 365 calendar days. In addition, Communication “A” 8361 requires clients accessing the MULC to sign an affidavit undertaking not to acquire securities settled in foreign currency during the following 90 calendar days; however, there is an exemption from this restriction purchases made in primary subscriptions of residents-issued debt securities and reinvestments of principal or interest proceeds from Argentine Treasury or Central Bank securities within 15 business days of collection.

BOPREAL

The BOPREAL are securities issued by the Central Bank in USD for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

a) Importers of Goods

Importers may subscribe BOPREAL up to the amount of their pending debt for goods imports registered before December 12, 2023. Subscription requires certifications from the supervising entities (SEPAIMPO) and compliance with the conditions set forth in the Consolidated Text.

b) Importers of Services

Importers may subscribe BOPREAL up to the amount of their pending debt for services effectively rendered or accrued before December 12, 2023. Documentation supporting the existence of the service, the outstanding amount, and compliance with the applicable provisions of the Consolidated Text is required.

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

d) Complementary Provisions

BOPREAL holders may access the MULC through swap and/or arbitrage with funds collected in Argentina from BOPREAL principal and interest to:

●	Pay commercial debts for imports of goods and services accrued up to December 12, 2023.

●	Pay pending profits and dividends to non-resident shareholders.

●	Repatriate portfolio investments of non-residents arising from profits and dividends collected in Argentina.

Additionally, BOPREAL acquired in primary subscription may be sold abroad under specific regulatory conditions.

Reporting Regime of the Central Bank

In all cases, and subject to compliance with the other applicable requirements in each case, access to the MULC will be granted for the payment of financial or commercial debts and for the payment of profits or dividends, provided that such debts are reported through the Central Bank’s reporting regime established by Communication “A” 6401 and its amendments. In addition, for those transactions for which the reporting requirement is applicable, entities must verify that the relevant operation has been included in the latest due filing of the Central Bank’s External Assets and Liabilities Survey before granting access to the MULC.

Money Laundering

The Anti-Money Laundering Law together with the Argentine Criminal Code, establishes the legal framework for the prevention and prosecution of money laundering, terrorism financing and the financing of the proliferation of weapons of mass destruction. The Anti-Money Laundering Law created the Financial Information Unit, an autonomous and financially self-sufficient agency within the jurisdiction of the Argentine Ministry of Justice, which is responsible for the analysis, treatment and transmission of information for the prevention and detection of money laundering, terrorism financing and proliferation financing offenses. The UIF is also empowered to receive and request information from public and private entities and to transmit information to the competent authorities where it identifies sufficient grounds to suspect the commission of offenses related to money laundering, terrorism financing or proliferation financing.

Under Article 303 of the Argentine Criminal Code, money laundering constitutes an autonomous criminal offense against the economic and financial order and consists of, among other conduct, converting, transferring, administering, selling, encumbering, acquiring, concealing or otherwise placing into circulation assets derived from a criminal offense, where such conduct may cause the original or substitute assets to appear to have a lawful origin. The principal criminal offense applies where the value of the relevant assets, whether through a single transaction or a series of related transactions, exceeds an amount equivalent to 150 minimum living wages (salarios mínimos, vitales y móviles) in effect at the time of the relevant conduct. Transactions below that amount may also be punishable under the Argentine Criminal Code, although subject to a different penalty. Argentine law also criminalizes terrorism financing and the financing of the proliferation of weapons of mass destruction and provides for sanctions applicable to individuals and legal entities.

The Argentine Anti-Money Laundering Law framework imposes information, monitoring, reporting and control obligations on a broad range of public and private sector participants designated as obligated subjects under the Anti-Money Laundering Law, including financial institutions, insurance companies, certain capital markets participants and other regulated entities and professionals. These obligations generally include implementing policies and procedures based on identified risks, applying customer due diligence and “know your customer” requirements, identifying and verifying customers and their beneficial owners, monitoring transactions, reporting suspicious facts or transactions to the UIF, maintaining adequate records and preserving the confidentiality of suspicious transaction reports. Depending on the category of obligated subject, applicable regulations may also require the appointment of a compliance officer responsible for the implementation and oversight of anti-money laundering, counter-terrorism financing and counter-proliferation financing controls.

For these purposes, suspicious facts or transactions generally include attempted or completed transactions that raise suspicions or reasonable grounds to suspect that the assets involved derive from or are connected with a criminal offense, terrorism financing or proliferation financing, as well as transactions previously identified as unusual whose unusual nature cannot be reasonably justified after the corresponding analysis. Suspicious facts or transactions must be reported by obligated subjects regardless of their amount. Accordingly, the threshold of 150 minimum living wages applicable under Article 303 of the Argentine Criminal Code does not operate as a minimum reporting threshold for suspicious transaction reports. Quantitative thresholds applicable to systematic reporting requirements are established separately for particular categories of obligated subjects and types of transactions.

Argentine regulations also require obligated subjects to identify and verify the ultimate beneficial owners of their customers. Under UIF Resolution No. 112/2021, an ultimate beneficial owner generally means the natural person who owns at least 10% of the capital or voting rights of a legal entity, trust, investment fund, dedicated estate or other legal structure, and/or the natural person who otherwise exercises ultimate control over such entity or legal structure. Obligated subjects are also required to determine whether their customers or their ultimate beneficial owners qualify as politically exposed persons (“PEPs”) and, where applicable, to apply due diligence measures proportionate to the risks identified. The PEP regime is principally governed by UIF Resolution No. 35/2023, as amended by UIF Resolution No. 192/2024.

The Argentine Anti Money Laundering Law framework is based on a risk-based approach consistent with the recommendations of the Financial Action Task Force (“FATF”) and is intended to align Argentina’s anti-money laundering, counter-terrorism financing and counter-proliferation financing framework with international standards. Accordingly, obligated subjects must identify, assess, monitor, manage and mitigate money laundering, terrorism financing and proliferation financing risks and adopt policies, procedures and controls proportionate to the nature and level of the risks identified. With respect to obligated subjects operating in the capital markets, UIF Resolution No. 78/2023, as amended, establishes minimum requirements concerning risk management, customer due diligence, transaction monitoring, suspicious transaction reporting, internal controls, record keeping, training and the appointment of compliance officers.

Applicable CNV regulations also contain anti-money laundering provisions relating to companies authorized to make public offerings of securities in connection with capital contributions, irrevocable capital contributions and indebtedness provided by shareholders or third parties seeking to become shareholders. In addition, financial institutions, CNV-authorized intermediaries and other obligated subjects involved in the placement, distribution, intermediation and public offering of securities are subject to customer due diligence, transaction monitoring, recordkeeping and reporting obligations under the applicable Anti-Money Laundering Law framework. Within their respective areas of competence, the CNV and the BCRA cooperate with the UIF in the supervision of compliance with applicable anti-money laundering regulations.

In March 2024, Law No. 27,739 introduced significant amendments to Argentina’s anti-money laundering, counter-terrorism financing and counter-proliferation financing framework. Among other matters, it amended the Argentine Criminal Code and the Anti-Money Laundering Law, expressly incorporated the financing of the proliferation of weapons of mass destruction into the criminal and preventive framework and introduced measures concerning the identification of ultimate beneficial owners and the regulation of virtual asset service providers. Argentine authorities have subsequently issued regulations implementing and supplementing this framework, including UIF Resolution No. 207/2025, which updated the regime applicable to suspicious transaction reports relating to terrorism financing and the administrative freezing of assets, and UIF Resolution No. 3/2026, which established obligations and procedures applicable to suspicious transaction reports relating to the financing of the proliferation of weapons of mass destruction and the administrative freezing of assets and other property. In addition, UIF Resolution No. 35/2026 established a new framework for the exchange of information on anti-money laundering, terrorism financing and proliferation financing matters among specified regulatory and supervisory authorities and their foreign counterparts.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2026, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale or other disposition of the common shares or GDSs in a year that we are a PFIC will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain, and thereafter will be capital loss.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

 The following section summarizes the Argentine income tax treatment applicable to dividends and capital gains derived from the ownership or disposition of common shares and GDSs.

Taxation of Dividends

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in-kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law Sections 73 (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate, provided that they are distributed to Argentine resident individuals and foreign shareholders.

In case of dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the "Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

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

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common shares or GDSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings (for the fiscal years beginning from January 1, 2026 to December 31, 2026):

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	133,514,185.74	0.00	25	0.00
133,514,185.74	1,335,141,857.38	33,378,546.43	30	133,514,185.74
1,335,141,857.38	forward	393,866,847.93	35	1,335,141,857.38

Losses arising from the sale, exchange or other disposition of common shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Capital reductions and other distributions

Capital reductions and redemptions of our common shares and GDSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the common shares and GDSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax as described above.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND GDSs.

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or GDSs is not subject to VAT. Dividend distributions are not levied with VAT either.

Tax on Personal Assets

Argentine entities, such as us, have to pay the TAP corresponding to Argentine and foreign individuals and foreign entities for the holding of our common shares at December 31 of each year. The applicable tax rate is 0.50% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet . Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares or GDSs, and/or the collection of dividends at an average rate between 5% and 10%, unless an exemption is applicable. The tax base is the gross revenue obtained as a result of the business activities transacted in the jurisdiction.

In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax, pursuant to Section 298, paragraph 1 of the Tax Code of the City of Buenos Aires.

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

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or GDSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our common shares could be subject to this tax at rates that vary from 1.603% to 9.513%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

Regarding the existence of gift tax in the remaining provincial jurisdictions, the analysis must be conducted taking into consideration the legislation of each province in particular.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, United Arab Emirates, the People´s Republic of China and Uruguay.

There are currently agreements between Argentina and the United States on the exchange of Country-by-Country Reports, and automatic exchange of financial account information to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA), but there is no tax treaty or convention in force between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or GDSs that is a U.S. resident.

Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

Argentina enacted Law No. 27,788, through which it ratified the "Multilateral Convention to Implement Tax Treaty-Related Measures to Prevent Base Erosion and Profit Shifting” (MLI). The ratification will be effective as of January 1, 2026. The convention enables the incorporation of anti-abuse clauses, improvement in the definition of permanent establishment, and optimization of dispute resolution mechanisms between countries. It also allows for changes to be made to the existing network of double tax treaties without renegotiating each agreement bilaterally.

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

ITEM 12. Description of Securities Other than Equity Securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

This item is not applicable

C. Other Securities

This item is not applicable

D. American Depositary Shares

The GDS Depositary collects its fees for delivery directly from investors depositing shares or surrendering GDSs for the purpose of withdrawal. The Depositary also collects taxes and governmental charges from the holders of GDSs. The Depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

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

The CNV Rules require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2026. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2026.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2026, has been audited by Price Waterhouse & Co S.R.L., Buenos Aires Argentina - member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. During 2026, our Board of Directors approved an updated code of ethics to strengthen our integrity and corporate governance framework. Our updated code of ethics became effective on July 1, 2026 following the implementation of the corresponding communication and training plan, and is available posted on our website www.irsa.com.ar.

If we make any substantive amendment to our code of ethics or grant any waivers, including any implicit waiver of any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report, and we will post it on our website.

In 2023, we adopted our incentive compensation clawback policy. For more information, see Exhibit 97 to this Annual Report.

C. Principal Accountant Fees and Services

Audit Fees

For the fiscal years ended June 30, 2026 and 2025, we were billed a total amount of ARS 992.7 million and ARS 737.4 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

For the fiscal year ended June 30, 2026 and 2025 we were billed a total amount of ARS 220.1 million and ARS 176.7 million for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.

Tax Fees

For the fiscal years ended June 30, 2026 and 2025, no fees related to Tax Fees services were billed by our principal accountants.

All Other Fees

For the fiscal year ended June 30, 2026 and June 30, 2025 no fees related to other than Audit Fees, Audit-Related Fees and Tax Fees services were billed by our principal accountants.

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

•	Reports the fees invoiced by the external auditor during the year, separating them for accounting audit services, assurance services and for other special services not included in the former.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

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

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of GDS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
06/15 – 06/30/2023..	1,263,435	400.24	—	—	1,263,435	4,494.3
07/01 – 07/31/2023..	2,871,301	414.78	—	—	2,871,301	3,303.4
08/01 – 08/31/2023..	474,226	420.21	—	—	474,226	3,104.1
Total As of August 31, 2023	4,608,962

Amount adjusted (3)	4,184,037				4,184,037
09/01 – 09/30/2023	9,597	571.12	—	—	9,597	3,098.6
10/01 – 10/31/2023	338,949	620.29	—	—	338,949	2,888.4
11/01 – 11/30/2023	84,360	719.60	2,000	7.56	104,360	2,822.3
12/01 – 12/20/2023	3,202,931	880.32	—	—	3,202,931	2.7
Total	7,839,874	637.43	—	—	7,839,874

________________________

(1)	As of the settlement date of the transaction.
(2)	Correspond to the sum of common shares and GDS’s purchased. Each GDS represents 10 common shares.
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

________________________

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

________________________

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

_____________

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

During the fiscal year ended June 30, 2026, no treasury shares were repurchased.

As of June 30, 2026, we own our common shares in an amount equal to 0.01% of our capital stock, and as of October 20, 2026, we own our common shares in an amount equal to 0.01% of our capital stock.

F. Change in Registrant’s Certifying Accountant

This section is not applicable.

G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, CML and CNV Rules, as well as by our bylaws. We have securities that are registered with the SEC and listed on the NYSE, and are therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

K. Cybersecurity

Governance

Cybersecurity is one of our strategic priorities. Our information security team defines the strategy, policies, practices, procedures and organizational structure that we use to identify, analyze, assess, measure, mitigate and monitor cybersecurity risks. We work together with various teams across our organization to conduct an ongoing analysis of potential failures, vulnerabilities or risks that may affect our processes and assets.

We believe that information security and critical data governance are important to us. Accordingly, we have an information security management team led by our Information Security Manager, who has more than 20 years of experience in the cybersecurity field. He has strong knowledge in telecommunications, security awareness, access control and technology risks. He has participated in information security training programs such as CISM (Certified Information Security Manager) and CISSP (Certified Information Systems Security Professional), and is responsible for assessing and managing cybersecurity risks. Our information security management team is independent from our IT management and is integrated into our compliance management. This information security management function has an individual annual budget and a strategy based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a cybersecurity framework based on the National Institute of Standards and Technology (NIST).

This strategy enables us to identify, protect, detect, respond to and recover our systems and data from potential threats, and is subject to ongoing assessment. This strategy also ensures the proper integration of security into business processes, minimizing risks and impacts that could materially affect us or our subsidiaries.

Within this corporate governance model, there are preventive controls and processes that allow us to oversee and monitor our corporate information security strategy and carry out investments and initiatives that enable us to achieve our business objectives.

Cybersecurity

In response to the evolution of cyber threats, we have carried out several projects to improve our security systems. During 2025 and 2026, we undertook actions that allowed us to increase the maturity level of our control systems based on internationally recognized cybersecurity best practices. In addition, we identified residual risks and deepened cybersecurity awareness among our employees. We upgraded our users’ equipment fleet, centralized and improved our patch analysis and management through world-class solutions and artificial intelligence technology, allowing us to maintain a more accurate view of our infrastructure while addressing vulnerabilities published by manufacturers. These actions have allowed for improved incident management, greater protection against threats and the development of a cybersecurity environment appropriate for the organization.

In response to the evolution of cyber threats, we have external advisors with more than 25 years of experience in the cybersecurity field, who provide us with vulnerability assessment services, customized training and recommendations for protection against cyber threats. In addition, we work with business partners that provide us with advanced tools for the early detection of threats, allowing us to identify potential cybersecurity risks.

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have protection and contingency recovery levels that allow us to be prepared for the constant evolution of cyberattacks. During 2025 and 2026, we have carried out the following actions: (i) we performed a risk analysis that allows us to identify residual risks to be treated or accepted; (ii) we developed advanced control dashboards that allow us to monitor cyber risks; (iii) we upgraded technological equipment, which allowed us to keep our hardware fleet on the most recent versions provided by manufacturers, minimizing the threats published by them. These actions deepen our commitment to cybersecurity management, increase protection against threats and build an environment appropriate for the organization.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection tools and rely on new AI technologies to enhance the identification, analysis, assessment, measurement, mitigation and monitoring of cybersecurity risks, allowing us to prevent the most frequent cyberattacks related to ransomware (virtual file hijacking), malware, spam, phishing and business email compromise (BEC), among others.

Our Information Security Manager presents quarterly cybersecurity reports to our Audit Committee, which assumes responsibility for the strategy and oversight of cybersecurity matters. This allows senior management to be involved, gain visibility into the status of each action taken and adjust the strategy based on the needs and direction of the business.

We have a cybersecurity incident response process to inform our Executive Committee, Audit Committee and the SEC of cybersecurity incidents that have had a significant impact on the Company. Our Information Security Manager is responsible for managing and resolving cybersecurity incidents affecting the Company. His main responsibilities include overseeing the security detection and alerting system, notifying relevant parties of detected incidents, performing initial incident assessments, isolating compromised systems, coordinating recovery efforts with our IT management, investigating cybersecurity incidents, managing internal communications regarding incidents and reviewing the effectiveness of corrective and preventive measures implemented.

We also have a Crisis Committee whose responsibilities include managing unforeseen situations that may adversely affect the Company’s operations and assets, coordinating a rapid and effective response to a cybersecurity crisis, managing internal and external communications during the crisis, making critical decisions in real time, constantly assessing the impact of the situation, adjusting decisions and ensuring compliance with applicable laws and regulations.

In addition, our Compliance Manager is responsible for ensuring that the Company complies with all cybersecurity incident management-related laws, regulations and standards applicable to it, cooperating with regulatory authorities, promoting the review and update of policies and procedures, acting as spokesperson for the Executive Committee and keeping the Executive Committee and Audit Committee informed of the status of the Company’s regulatory and legal compliance.

Additionally, our legal management receives reports on cybersecurity incidents, cooperates in determining the materiality of such incidents, assesses the severity and scope of such incidents from a legal perspective, reviews contracts with suppliers, evaluates the possibility of potential litigation and provides legal guidance to the Executive Committee. Similarly, our fraud prevention management participates in the analysis of cybersecurity incidents to identify possible fraudulent activities, collects evidence for legal purposes, monitors suspicious transactions and cooperates in incident communications.

In addition, as part of our supplier contracting processes, our company establishes specific contractual provisions to ensure that such partners comply with appropriate data protection standards and security measures.

In 2025 and 2026, we have not recorded any significant Information Security events that have materially affected us or that are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. We are aware of the ongoing cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect us against cybersecurity risks. For further information on these risks, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—Cybersecurity events could negatively affect our reputation, financial condition and results of operations.”

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-79

Item 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1 (21)	Amended and restated “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
2.1 (1)	Deposit Agreement among us, The Bank of New York Mellon, as Depositary, and the holders from time to time of Global Depositary Receipts issued there under.
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

2.3 (19)

First Supplemental Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of December 30, 2022.

2.4 (21)

Indenture between IRSA Inversiones y Representaciones Sociedad Anónima, as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Paying Agent and Transfer Agent, and Banco Santander Argentina S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, dated as of March 31, 2025, pursuant to which USD 480,454,198 of 8.000% Senior Notes due 2035 were issued.

4.1 (2)	Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated June 30, 2004.
4.2 (3)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD dated August 23, 2007.
4.3 (4)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4 (5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5 (6)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated March 12, 2010.
4.6 (7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and CRESUD, dated July 11, 2011.
4.7 (8)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8 (9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9 (10)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, CRESUD and Alto Palermo, dated February 24, 2014.
4.10 (11)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11 (12)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12 (13)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13 (14)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14 (15)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15 (16)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2020.
4.16 (17)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and CRESUD, dated June 30, 2021.
4.17 (18)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 12, 2022.
4.18 (19)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated July 14, 2023.
4.19 (20)	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
4.20 (21)	English translation of the Seventeenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated September 30, 2025.
8.1	List of Subsidiaries.
11.1	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97 (20)	Incentive Compensation Clawback Policy.
99.1	Consent of independent appraiser Newmark.
99.2	Summary of investment properties by type as of June 30, 2026 (in accordance with Regulation S-X 12-28 (1)).

215

________________________

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2018.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2019.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on November 16, 2020.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2021.
(18)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2022.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 20, 2023.
(20)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 22, 2024.
(21)	Incorporated herein by reference to the Annual Report on Form 20-F (File N° 1280-30982) filed with the SEC on October 24, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IRSA Inversionesy Representaciones Sociedad Anónima

Date: October 21, 2026	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

217

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, including the related notes and the summary of investment properties by type as of June 30, 2026 listed in the index appearing under Item 19 (Exhibit No. 99.2) (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, management used a discounted cash flow model to value the Company’s Level 3 investment properties, which amounted ARS 2,212,601 million, representing approximately 66% of the Company’s total investment properties as of June 30, 2026. These properties are measured by management at fair value using assumptions that reflect management’s judgments about the assumptions that market participants would use to determine a current transaction price. Management’s fair value estimates included significant judgments and assumptions relating to the weighted average cost of capital (“WACC”) discount rates and macroeconomic variables, such as inflation, exchange rates, and gross domestic product.

The principal considerations for our determination that performing procedures relating to the Level 3 investment properties valued using discounted cash flows is a critical audit matter are (i) the significant judgment made by management when developing the fair value estimates of the Level 3 investment properties; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the WACC discount rates and macroeconomic variables, such as inflation, exchange rates, and gross domestic product; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Level 3 investment properties, including controls over the discounted cash flow model, significant assumptions, and underlying data. These procedures also included, among others (i) testing management’s process for developing the fair value estimates of the Level 3 investment properties, including testing the mathematical accuracy of the calculations and agreeing the resulting amounts to the accounting records; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iv) evaluating the reasonableness of the significant assumptions used by management related to the WACC discount rates and macroeconomic variables, such as inflation, exchange rates, and gross domestic product; and (v) evaluating the sufficiency of the disclosures in the consolidated financial statements. Evaluating management’s assumptions related to the macroeconomic variables involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with external market data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the WACC discount rate assumption.

/s/ PRICE WATERHOUSE & Co. S.R.L.

                                                      (Partner)

/s/ Carlos Martín Barbafina

Buenos Aires, Argentina

October 20, 2026

We have served as the Company’s auditor since 1992.

Glossary

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CNV	Argentine National Securities Commission
CODM	Chief Operating Decision Maker
CPF	Collective Promotion Funds
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DN B.V.	Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
FACPCE	Argentine Federation of Accountants
Fibesa	Fibesa S.A.U.
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A.
GLA	Gross Leasable Area
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
IRSA CP	IRSA Propiedades Comerciales S.A.
IRSA, “The Company”	IRSA Inversiones y Representaciones Sociedad Anónima
NCN	Non-Convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
PAMSA	Panamerican Mall S.A.
Puerto Retiro	Puerto Retiro S.A.
SHEFA INVESTMENTS	SHEFA INVESTMENTS S.A. (formerly We are appa S.A.)
SRA	Sociedad Rural Argentina S.A.
Tandanor	Tandanor S.A.C.I.y N.
U.P.	Port use
USA	United States of America

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Financial Position

as of June 30, 2026 and 2025

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Note	06.30.2026	06.30.2025
ASSETS
Non-current assets
Investment properties	9	3,372,350	3,131,250
Property, plant and equipment	10	71,704	72,237
Trading properties	11,24	252,004	166,561
Intangible assets	12	28,200	24,211
Right-of-use assets	13	20,529	15,872
Investments in associates and joint ventures	8	263,390	237,987
Deferred income tax assets	21	11,088	9,242
Income tax credit		16	77
Trade and other receivables	14,15	8,673	44,065
Investments in financial assets	14	28,980	36,810
Total non-current assets		4,056,934	3,738,312
Current assets
Trading properties	11,24	17,758	47,670
Inventories	24	2,087	1,631
Income tax credit		621	469
Trade and other receivables	14,15	204,849	173,591
Investments in financial assets	14	459,395	292,156
Derivative financial instruments	14	17	-
Cash and cash equivalents	14	112,992	236,139
Total current assets		797,719	751,656
TOTAL ASSETS		4,854,653	4,489,968
SHAREHOLDERS’ EQUITY
Equity attributable to owners of the parent (as shown in the statement of changes in equity)		2,279,754	2,107,122
Non-controlling interest		140,656	125,752
TOTAL SHAREHOLDERS’ EQUITY		2,420,410	2,232,874
LIABILITIES
Non-current liabilities
Borrowings	14,20	830,987	680,816
Lease liabilities	13	8,076	4,364
Deferred income tax liabilities	21	1,013,641	994,893
Trade and other payables	14,18	78,112	81,389
Provisions	19	47,827	42,964
Salaries and social security liabilities		131	166
Total non-current liabilities		1,978,774	1,804,592
Current liabilities
Borrowings	14,20	175,712	183,409
Lease liabilities	13	5,366	6,883
Trade and other payables	14,18	177,837	161,450
Income tax liabilities		65,811	74,291
Provisions	19	5,977	6,926
Derivative financial instruments	14	-	65
Salaries and social security liabilities		24,766	19,478
Total current liabilities		455,469	452,502
TOTAL LIABILITIES		2,434,243	2,257,094
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,854,653	4,489,968

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Note	06.30.2026	06.30.2025	06.30.2024
Revenues	23	657,599	625,706	611,728
Costs	24,25	(258,185)	(245,375)	(203,399)
Gross profit		399,414	380,331	408,329
Net gain / (loss) from fair value adjustment of investment properties	9	193,797	(3,338)	(652,773)
General and administrative expenses	25	(95,916)	(91,666)	(95,017)
Selling expenses	25	(36,614)	(32,027)	(32,319)
Other operating results, net	26	(15,324)	(22,775)	(8,879)
Profit / (loss) from operations		445,357	230,525	(380,659)
Share of profit of associates and joint ventures	8	39,134	37,292	63,374
Profit / (loss) before financial results and income tax		484,491	267,817	(317,285)
Finance income	27	10,139	8,599	63,101
Finance costs	27	(94,528)	(60,566)	(91,319)
Other finance income	27	150,005	91,252	196,874
Gain / (loss) on net monetary position (IAS 29)	27	20,899	15,146	(581)
Financial results, net		86,515	54,431	168,075
Profit / (loss) before income tax		571,006	322,248	(149,210)
Income tax expense	21	(150,029)	(60,337)	86,273
Profit / (loss) for the year		420,977	261,911	(62,937)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments and other comprehensive loss of subsidiaries and associates (i)		(1,749)	(1,071)	(7,103)
Total other comprehensive loss for the year		(1,749)	(1,071)	(7,103)
Total comprehensive income / (loss) for the year		419,228	260,840	(70,040)

Profit / (loss) for the year attributable to:
Equity holders of the parent		393,510	260,661	(54,230)
Non-controlling interest		27,467	1,250	(8,707)

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent		392,189	259,853	(60,963)
Non-controlling interest		27,039	987	(9,077)

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		505.15	348.94	(73.09)
Diluted		505.15	319.05	(73.09	)(iii)

The accompanying notes are an integral part of these Consolidated Financial Statements.

(i)	The components of other comprehensive loss do not generate an impact on income tax.
(ii)	See note 28 to these Consolidated Financial Statements.
(iii)	Given that the result for the year showed losses, there is no diluted effect of such result.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2025	7,533	92	613,981	33,153	908,254	(85,499)	89,259	345,332	(123,702)	318,719	2,107,122	125,752	2,232,874
Net profit for the year	-	-	-	-	-	-	-	-	-	393,510	393,510	27,467	420,977
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(1,321)	-	(1,321)	(428)	(1,749)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(1,321)	393,510	392,189	27,039	419,228
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	-	-	-	13,067	-	29,239	(42,306)	-	-	-
Exercise of warrants (ii)	836	-	54	(4,243)	171,019	-	-	-	-	-	167,666	-	167,666
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	3,341	3,341
Dividends declared (iii)	-	-	-	-	-	-	-	-	-	(219,018)	(219,018)	(14,802)	(233,820)
Reserve for share-based payments (iv)	1	(1)	-	-	-	335	-	-	1,058	-	1,393	-	1,393
Changes in non-controlling interest	-	-	-	-	-	-	-	-	674	-	674	(674)	-
Amendment to the exercise terms of warrants issued by the Company (ii)	-	-	-	(28,910)	(141,362)	-	-	-	-	-	(170,272)	-	(170,272)
Balance as of June 30, 2026	8,370	91	614,035	-	937,911	(85,164)	102,326	345,332	(94,052)	450,905	2,279,754	140,656	2,420,410

(i)	Includes ARS 31 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	See Note 17 and 33 to these Consolidated Financial Statements.
(iii)	See Note 17 to these Consolidated Financial Statements.
(iv)	See Note 29 to these Consolidated Financial Statements.
(v)	Group’s other reserves for the year ended June 30, 2026 were as follows:

	Cost of treasury shares	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2025	(9,589)	(6,236)	66,087	(173,964)	(123,702)
Other comprehensive loss for the year	-	(1,321)	-	-	(1,321)
Total comprehensive loss for the year	-	(1,321)	-	-	(1,321)
Appropriation of retained earnings – Shareholders’ meeting	-	-	29,239	-	29,239
Reserve for share-based payments	1,824	-	-	(766)	1,058
Changes in non-controlling interest	-	-	-	674	674
Balance as of June 30, 2026	(7,765)	(7,557)	95,326	(174,056)	(94,052)

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	613,883	41,150	890,719	(19,188)	89,259	345,332	14,088	25,698	2,008,356	137,397	2,145,753
Net profit for the year	-	-	-	-	-	-	-	-	-	260,661	260,661	1,250	261,911
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(808)	-	(808)	(263)	(1,071)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(808)	260,661	259,853	987	260,840
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	-	-	-	-	-	(32,360)	32,360	-	-	-
Repurchase of treasury shares	(115)	115	-	-	-	-	-	-	(26,046)	-	(26,046)	-	(26,046)
Exercise of warrants	210	-	98	(7,997)	17,535	-	-	-	-	-	9,846	-	9,846
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	314	314
Dividends declared	-	-	-	-	-	-	-	-	(145,526)	-	(145,526)	(12,492)	(158,018)
Distribution of treasury shares	257	(257)	-	-	-	(66,397)	-	-	66,397	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	86	-	-	(86)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	639	-	639	(454)	185
Balance as of June 30, 2025	7,533	92	613,981	33,153	908,254	(85,499)	89,259	345,332	(123,702)	318,719	2,107,122	125,752	2,232,874

(i)	Includes ARS 123 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2025 were as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(50,057)	135,839	(5,428)	108,134	(174,400)	14,088
Other comprehensive loss for the year	-	-	(808)	-	-	(808)
Total comprehensive loss for the year	-	-	(808)	-	-	(808)
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	(32,360)	-	(32,360)
Repurchase of treasury shares	(26,046)	-	-	-	-	(26,046)
Dividends declared	-	(72,763)	-	(72,763)	-	(145,526)
Distribution of treasury shares	66,397	-	-	-	-	66,397
Reserve for share-based payments	117	-	-	-	(203)	(86)
Reallocation of reserves	-	(63,076)	-	63,076	-	-
Changes in non-controlling interest	-	-	-	-	639	639
Balance as of June 30, 2025	(9,589)	-	(6,236)	66,087	(173,964)	(123,702)

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	613,823	43,347	885,595	3,472	69,422	345,332	81,386	474,803	2,524,544	154,474	2,679,018
Net loss for the year	-	-	-	-	-	-	-	-	-	-	(54,230)	(54,230)	(8,707)	(62,937)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(6,733)	-	(6,733)	(370)	(7,103)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(6,733)	(54,230)	(60,963)	(9,077)	(70,040)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	19,837	-	73,685	(93,522)	-	-	-
Repurchase of treasury shares	(297)	-	297	-	-	-	-	-	-	(49,733)	-	(49,733)	-	(49,733)
Exercise of warrants	51	-	-	60	(2,197)	5,124	-	-	-	-	-	3,038	-	3,038
Issuance of shares	6,678	(6,553)	(125)	-	-	-	(22,481)	-	-	22,481	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	179	179
Dividend distribution	-	-	-	-	-	-	-	-	-	(107,093)	(303,209)	(410,302)	(8,263)	(418,565)
Reserve for share-based payments	1	-	(1)	-	-	-	(179)	-	-	179	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(84)	-	(84)	84	-
Incorporation of treasury shares	(51)	-	51	-	-	-	-	-	-	-	-	-	-	-
Reimbursement of prescribed dividends	-	-	-	-	-	-	-	-	-	-	1,856	1,856	-	1,856
Balance as of June 30, 2024	7,181	-	234	613,883	41,150	890,719	(19,188)	89,259	345,332	14,088	25,698	2,008,356	137,397	2,145,753

(i)	Includes ARS 63 of Inflation adjustment of treasury shares. See Note 17 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2024 were as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(22,988)	62,154	1,305	215,227	(174,312)	81,386
Other comprehensive loss for the year	-	-	(6,733)	-	-	(6,733)
Total comprehensive loss for the year	-	-	(6,733)	-	-	(6,733)
Assignment of results according to Shareholders´ Meeting	-	73,685	-	-	-	73,685
Repurchase of treasury shares	(49,733)	-	-	-	-	(49,733)
Issuance of shares	22,481	-	-	-	-	22,481
Dividend distribution	-	-	-	(107,093)	-	(107,093)
Reserve for share-based payments	183	-	-	-	(4)	179
Changes in non-controlling interest	-	-	-	-	(84)	(84)
Balance as of June 30, 2024	(50,057)	135,839	(5,428)	108,134	(174,400)	14,088

(1)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2026, 2025 and 2024

 (All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Note	06.30.2026	06.30.2025	06.30.2024
Operating activities:
Net cash generated from operating activities before income tax paid	16	270,374	355,401	207,143
Income tax paid		(119,086)	(7,217)	(14,420)
Net cash generated from operating activities		151,288	348,184	192,723
Investing activities:
Acquisition of interests in associates		(8,123)	-	-
Contributions and issuance of capital in associates and joint ventures		-	(47)	-
Acquisition and improvements of investment properties		(84,927)	(52,485)	(23,978)
Proceeds from sales of investment properties		2,106	10,361	86,462
Acquisitions and improvements of property, plant and equipment		(8,443)	(10,606)	(6,197)
Proceeds from sales of property, plant and equipment		2	16	19
Acquisitions of intangible assets		(1,058)	(2,434)	(1,360)
Payments for business combinations, net of cash acquired		(2,357)	-	-
Dividends collected from associates and joint ventures		7,923	4,832	21,031
Proceeds from sales of interest held in associates and joint ventures		-	8,685	44,278
(Payment) / proceeds from derivative financial instruments, net		(1,446)	(291)	2,667
Acquisitions of investments in financial assets		(877,361)	(462,573)	(709,035)
Proceeds from disposal of investments in financial assets		645,553	358,635	718,388
Interest received from financial assets		42,924	34,474	19,634
Proceeds from loans granted to related parties		2,729	1,562	3,510
Increase of loans granted to related parties		-	-	(415)
Loans granted		(1,115)	-	-
Net cash (used in) / generated from investing activities		(283,593)	(109,871)	155,004
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		379,861	498,564	210,308
Payment of borrowings and non-convertible notes		(148,372)	(163,286)	(190,036)
Net proceeds from / (repayment of) short-term borrowings		10,699	(17,758)	71,918
Interest paid		(70,824)	(62,313)	(114,186)
Repurchase of non-convertible notes		-	(80,328)	(2,139)
Capital contributions from non-controlling interest in subsidiaries		1,738	314	179
Loans received from associates and joint ventures, net		-	87	-
Dividends paid		(165,840)	(107,700)	(283,792)
Exercise of warrants		7,396	9,846	3,038
Payment of lease liabilities		(2,088)	(3,950)	(1,073)
Repurchase of treasury shares		-	(26,046)	(49,733)
Net cash generated from / (used in) financing activities		12,570	47,430	(355,516)
Net (decrease) / increase in cash and cash equivalents		(119,735)	285,743	(7,789)
Cash and cash equivalents at the beginning of the year	14	236,139	52,687	60,425
Loss on net monetary position (IAS 29)		(3,696)	(121,617)	(20,243)
Foreign exchange differences and unrealized fair value gain on cash and cash equivalents		284	19,326	20,294
Cash and cash equivalents at end of the year	14	112,992	236,139	52,687

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements

(Amounts in millions of Argentine Pesos, unless otherwise indicated)

1. General information and the Group’s business

IRSA was founded in 1943, and it has been engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is the Company's direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose ultimate beneficial owner is Eduardo Sergio Elsztain.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on October 20, 2026.

As of the date of these Consolidated Financial Statements, the Group owns 18 shopping malls, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.12% interest in Banco Hipotecario S.A. (BHSA) (see note 8), which is a leading commercial bank in the provision of mortgage loans in Argentina. BHSA’s shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 17 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Paseo Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), four in Greater Buenos Aires (Alto Avellaneda, Soleil Premium Outlet, Terrazas de Mayo and Al Oeste, the latter currently undergoing refurbishment and not operational), the recently acquired Los Gallegos in the city of Mar del Plata, Province of Buenos Aires, and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

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

Economic context in which the Group operated

The Group carried out its activities mainly in Argentina, in an economic environment characterized by the continuation of the macroeconomic stabilization process, with a gradual recovery of economic activity, a slowdown in inflation, the consolidation of fiscal balance, and a more flexible exchange rate regime. The most relevant aspects are summarized below:

•	Economic Activity: During the second half of 2025 and the first half of 2026, the Argentine economy continued to show a gradual recovery of activity, with favorable performance in the agricultural, energy, and mining sectors, while other sectors showed a more heterogeneous evolution throughout the year.
•	Inflation: Between July 1, 2025, and June 30, 2026, accumulated inflation, measured by the Consumer Price Index (CPI), reached 34%, consolidating the downward trend observed during the year. In June 2026, the monthly CPI variation was 1.88%. According to the Market Expectations Survey (REM), annual inflation projected for December 2026 is estimated at around 30%.
•	Exchange Rate: During the year, the managed float regime within bands implemented in April 2025 remained in place. In this context, the Argentine Peso continued to depreciate against the US dollar, moving from an exchange rate of approximately ARS 1,205 per dollar at the beginning of the year to ARS 1,482 per dollar as of June 30, 2026.
•	Fiscal Surplus: In the first half of 2026, the national public sector recorded a fiscal surplus equivalent to 0.1% of GDP, associated with the continuation of measures aimed at consolidating the balance of public accounts, reducing the need for monetary financing, and contributing to the disinflation process.

IRSA Inversiones y Representaciones Sociedad Anónima

Between the second half of 2025 and the first half of 2026, the Government maintained fiscal balance as the cornerstone of its economic policy, complemented by deregulation measures, structural reforms, and promotion of private investment. The main measures included:

•	The continuation of economic deregulation and regulatory simplification measures implemented during the year, as well as new reforms aimed at reducing regulatory restrictions and improving the business climate.
•	The approval of the 2026 Budget, prepared on the basis of the fiscal balance objective and aimed at consolidating the macroeconomic stabilization process.
•	The implementation of the Incentive Regime for Large Investments (RIGI), including the evaluation and approval of investment projects and the extension of the deadline to adhere to the regime.
•	The continuation of the program agreed with the International Monetary Fund (IMF), aimed at strengthening international reserves, consolidating the macroeconomic stabilization process, and sustaining the current exchange rate regime.
•	The enactment and regulation of the Fiscal Innocence Regime and the Simplified Income Tax Regime, with the objective of promoting asset formalization and simplifying tax compliance.
•	The continuation of the process of reducing export duties for different productive sectors, including agro-industrial and industrial products, with the objective of improving competitiveness and promoting exports.

The Company’s Board of Directors continuously monitors the evolution of variables affecting the business in order to define its course of action and identify potential impacts on its financial position and results. The Group’s financial statements should be read in light of these circumstances.

2. Summary of material accounting policies

2.1. Basis of preparation of the Consolidated Financial Statements

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

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The Consolidated Financial Statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2026.

Additionally, some additional matters required by the General Companies Law and/or CNV regulations were included, among them, the supplementary information provided in the last paragraph of article 1, chapter III, title IV, of CNV General Resolution No. 622/13. This information is included in notes to these Consolidated Financial Statements, as permitted by IFRS Accounting Standards.

Financial Information in Hyperinflationary Economies

Since Argentina has been considered a hyperinflationary economy for accounting purposes in accordance with IAS 29 guidelines since July 1, 2018, these Consolidated Financial Statements have been expressed in terms of the current unit of measurement as of June 30, 2026, in accordance with IAS 29.

The table below shows the evolution of the relevant indices in the last two fiscal years and as of June 30, 2026, according to the National Institute of Statistics and Census (INDEC), following the guidelines described in Resolution 539/18:

Annual price variation	June 30, 2024	June 30, 2025	June 30, 2026	Cumulative as of June 30, 2026 (3 years)
	272%	39%	34%	592%

IRSA Inversiones y Representaciones Sociedad Anónima

The principal adjustment procedures for the application of IAS 29 are the following:

-

Monetary assets and liabilities recorded at the measuring unit as of the closing date of the consolidated financial statements are not restated, as they are already stated in terms of the current unit of measurement.

-	Non-monetary assets and liabilities recorded at cost as of the date of the consolidated financial statements, and equity components, are restated applying the relevant adjustment factors.
-	All items in the Consolidated Statement of Income and Other Comprehensive Income are restated by applying the relevant conversion factors.
-

The effect of inflation on the Company’s net monetary position is included in the Consolidated Statement of Income and Other Comprehensive Income under “Financial results, net,” in a separate line item called Gain on net monetary position (IAS 29).

-	Comparative figures have been adjusted for inflation following the same procedure described above.

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

For liabilities, classification is determined by whether, at the reporting date, the entity has the right to defer settlement for at least twelve months. Classification is not affected by management’s expectations or events occurring after the reporting date.

All other assets and liabilities are classified as non-current. Current and deferred income tax assets and liabilities are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to “Peso amounts” or “ARS”, are millions of Argentine Pesos, references to “USD” or “US Dollars” are millions of US Dollars and references to “NIS” are millions of New Israeli Shekels.

(d) Fiscal year

The fiscal year begins on July 1st and ends on June 30 of each year.

(e) Accounting policies

See Notes 2.2 through 2.25 for the accounting policies applicable to each item.

(f) Cash flows

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

(g) Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and judgements affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

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

06-30-2026

The adoption of these amendments has not had a material impact on the Group.

Standards and amendments not yet adopted by the Group:

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

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

Annual periods beginning on or after January 1, 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
Annual Improvements to IFRS Accounting Standards – Volume 11

In September 2024, the IASB issued the Annual Improvements to IFRS Accounting Standards – Volume 11, which include narrow-scope amendments to several standards intended to clarify existing requirements, remove inconsistencies and improve consistency in their application. The main amendments are: Annual periods beginning on or after 1st January 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements. (a) IFRS 1 – First-time Adoption of International Financial Reporting Standards: improvements to increase consistency between IFRS 1 and IFRS 9 regarding hedge accounting requirements and to enhance the understandability of IFRS 1; (b) IFRS 7 – Financial Instruments: Disclosures: amendments to improve the consistency of the terms and expressions used in the standard with those used in IFRS 13 Fair Value Measurement; (c) IFRS 9 – Financial Instruments: clarifications on the accounting for the derecognition of lease liabilities by a lessee when those liabilities are extinguished, as well as on certain inconsistencies between IFRS 9 and IFRS 15 Revenue from Contracts with Customers regarding the concept of “transaction price”; (d) IFRS 10 – Consolidated Financial Statements: clarifications on the requirements for determining when an entity acts as a “de facto agent”; and (e) IAS 7 – Statement of Cash Flows: replacement of the term “cost method” with “at cost”, as the former is no longer defined in the IFRS Accounting Standards.

Annual periods beginning on or after January 1, 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
IFRS 18 Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. Annual periods beginning on or after 1st January 2027.

The key new concepts introduced in IFRS 18 relate to:

● the structure of the statement of profit or loss with defined subtotals;

● requirement to determine the most useful structured summary for presenting expenses in the statement of profit or loss;

● required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

● enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Management is currently assessing the impacts that the adoption of IFRS 18 could have on the presentation and disclosure of the financial statements, particularly in relation to the structure of the statement of profit or loss and certain disclosure requirements. As of the date of issuance of these Consolidated Financial Statements, such impact has not yet been determined.

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
Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21

In November 2025, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments are intended to provide specific guidance for the translation of financial statements when the functional currency differs from the presentation currency, introducing requirements for certain situations that were not expressly addressed by the standard.

Among the main changes, the amendments establish that when an entity has a functional currency of a non-hyperinflationary economy and presents its financial statements in a hyperinflationary presentation currency, the current period and comparative amounts shall be translated using the closing exchange rate at the most recent reporting date. The amendments also require that, when a presentation currency ceases to be hyperinflationary, the entity shall apply prospectively the general translation requirements of IAS 21.

In addition, specific provisions are introduced for cases in which an entity whose functional and presentation currency is that of a hyperinflationary economy has foreign operations with a non-hyperinflationary functional currency. In these circumstances, the comparative information of those operations is not translated using the closing exchange rate of the current period, but is instead restated by applying the general price index used for restating comparative information in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group conducts its business through several operating and investment companies, the main ones are listed below:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2026	06.30.2025	06.30.2024

IRSA’s direct interest:
ECLASA	Argentina	Investment	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Ritelco S.A.U.	Argentina	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata S.A. (2)	Argentina	Real estate	-	-	100.00%
SHEFA INVESTMENTS	Argentina	Design and software development	89.44%	93.63%	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00%	100.00%	100.00%
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	100.00%	100.00%
LOS GALLEGOS, Martínez Navarro y Cía. S.A.	Argentina	Real estate	100.00%	-	-
TIENDA LOS GALLEGOS S.A.	Argentina	Real estate	100.00%	-	-
ECLASA’s direct interest:
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Palermo Invest S.A. (3)	Argentina	Investment	100.00%	100.00%	100.00%
Tyrus S.A.’s direct interest:
DFL and DN BV	Bermuda / The Netherlands	Investment	99.65%	99.65%	99.63%
Shefa Holding LLC	USA	Investment	100.00%	100.00%	100.00%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Liveck Ltd. (4)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
DFL’s and DN BV’s direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers its majority of votes in the decision-making process.
(2)	Merged into IRSA as of July 1, 2024.
(3)	Includes IRSA’s direct interest and its indirect interest held through ECLASA.
(4)	Includes IRSA’s direct interest and its indirect interest held through Tyrus S.A.

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

IRSA Inversiones y Representaciones Sociedad Anónima

(d) Associates and joint arrangements

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and less than 50% of the voting rights. Joint arrangements are arrangements over which the Group and another party or parties exercise joint control through a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

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

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates or joint ventures. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates or joint venture and its carrying value and recognizes the amount adjacent to “Share of profit / (loss) of associates and joint ventures” in the Consolidated Statement of Income and Other Comprehensive Income.

Profits and losses resulting from transactions between the Group and the associate or joint venture are recognized in the Group’s Consolidated Financial Statements only to the extent of the interests in the associates or joint ventures of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates or joint ventures are modified to ensure uniformity within Group policies.

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

Foreign exchange gains and losses are presented in the Consolidated Statement of Income and Other Comprehensive Income within other finance income, as appropriate, unless they have been capitalized.

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

Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that is legally viable based on the application of approved Planning Codes and / or specific Ordinances and b) have economic and commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

Asset transfers, including assets classified as investment properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes or the Group’s intention for its commercialization is modified, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties or to investment property, depending on the purpose the Group decides to assign to it; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Investment properties are derecognized when they are disposed of, bartered or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal or barter of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the context of conditional agreements, disposals are recognized only after the conditions to which the agreements are subject have been satisfied. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line “Other operating results, net” in the Consolidated Statement of Income and Other Comprehensive Income at the time they are incurred.

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

All property, plant and equipment (“PPE”) is stated at acquisition cost less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in a condition to start operating.

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

The remaining useful life as of June 30, 2026 is as follows:

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

A Group company is the lessee:

In cases where the Group acts as a lessee, it recognizes a right-of-use asset and a lease liability at present value for those contracts that meet the definition of a lease under IFRS 16. The present value is calculated using the interest rate implicit in the lease, when readily determinable, or otherwise the Group’s incremental borrowing rate.

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

For purposes of impairment testing, goodwill is allocated to the cash-generating units that are expected to benefit from the business combination. Impairment losses are recognized when the carrying amount exceeds the recoverable amount, determined as the higher of value in use and fair value less costs of disposal.

No material impairment was recorded as a result of the analysis performed.

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

2.12. Financial instruments

The Group classifies financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on the nature of the instrument and the Group’s business model.

Debt investments

A debt instrument is classified at amortized cost when it is held with the objective of collecting the contractual cash flows that represent solely payments of principal and interest. Otherwise, it is measured at fair value through profit or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets measured at amortized cost are initially recognized at fair value and subsequently at amortized cost using the effective interest rate method, with the related results recognized in “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income. The Group assesses at each year-end the impairment of its financial assets measured at amortized cost, recognizing the corresponding losses when there are indications of impairment.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and transaction costs are recognized in profit or loss. The Group has not designated debt instruments at fair value through profit or loss to eliminate accounting mismatches.

Changes in fair values and gains from disposal of financial assets measured at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

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

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment, which, in its opinion, represents the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group’s experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel’s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

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

2.19. Current income tax and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income, calculated in accordance with the regulations in force in the jurisdictions where the Group operates (Argentina, Uruguay, United States, Bermuda, British Virgin Islands, the Netherlands, and Israel).

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

The Group assesses the recoverability of deferred tax assets and records provisions for uncertain tax positions. Quantitative details are disclosed in Note 21.

2.20. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less and that are subject to a negligible risk of change in value. Bank overdrafts are not included.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and recovery of expenses paid by tenants.

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

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received, and it will be recognized in the statement of income and other comprehensive income depending on the specific category in which the exchanged asset is classified. If the asset falls under the Investment properties category, the revenue will be recognized under the line ‘Net gain from fair value adjustment of investment properties.’ However, if the asset is classified as Trading properties, the revenue will be recognized as operating income from the sale of trading properties. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. Such rights are initially recognized at cost (which is the fair value of the land assigned as of the transaction date) and are not adjusted later, unless there is any sign of impairment.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

IRSA Inversiones y Representaciones Sociedad Anónima

However, the Group may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the non-fulfillment of the developer’s obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

•	Revenue from hotels

Revenue from hotel operations mainly includes room services, gastronomy and other services. Revenue from the sale of products is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from the sale of services is recognized when the service is provided.

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

2.25. Comparability of information

The balances as of June 30, 2025 and 2024 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1.

IRSA Inversiones y Representaciones Sociedad Anónima

3. Significant judgments, key assumptions and estimates

Not all of these material accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications	Main references
Control, joint control or significant influence

The judgment consists of determining whether the Group’s interest in the investees gives it control, joint control or significant influence (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.

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

Appraisals made by external appraisers and valuators in relation to the assets’ fair value less costs of disposal or value in use (including real estate assets).

		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 8 – Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 11 – Trading properties Note 12 – Intangible assets
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 9.	Incorrect valuation of investment property values	Note 9 – Investment properties
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

4. Acquisitions and disposals

Significant acquisitions and disposals for the fiscal year ended June 30, 2026 are detailed below.

A) Sale of lots and barter agreements – “Ramblas del Plata”

On July 17, 2025, IRSA entered into an addendum to the sale agreement dated January 27, 2025, relating to “Ramblas del Plata”, providing for the substitution of one of the lots subject to that agreement. In consideration of the substitution, the buyer agreed to make an additional cash payment of USD 3.5 million and to deliver functional units in the development to be built on the lot, valued at USD 3.6 million. As a result, the consideration under the original agreement increased by USD 7.1 million (equivalent to ARS 8,953 million), reflecting the 5,000 additional square meters of buildable area of the substituted lot.

On November 7 and December 23, 2025, IRSA signed barter agreements for two lots relating to “Ramblas del Plata”, for approximately USD 11.8 million (equivalent to ARS 20,513 million), which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

IRSA Inversiones y Representaciones Sociedad Anónima

Additionally, on February 12 and February 26, 2026, IRSA signed barter agreements for two lots relating to “Ramblas del Plata”, for approximately USD 11.3 million (equivalent to ARS 17,734 million), which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

Additionally, on June 24, 2026, IRSA entered into a barter agreement for one lot relating to “Ramblas del Plata”, for approximately USD 14.2 million (equivalent to ARS 21,121 million), which will be paid to IRSA through a cash advance and functional units in the development to be built on the lot.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,620 million, which has been recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of these Consolidated Financial Statements. The barter agreements were recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

B) Acquisition of the Al Oeste Shopping

On September 17, 2025, IRSA acquired the “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

At the time of the acquisition, the shopping mall was operating below its potential, so the Company plans to reconvert it into an outlet center to be relaunched under the name "Oeste Outlet" during the fiscal year ending June 30, 2027.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 15,567 million and “Intangible assets” for ARS 1 million, with a recognition of imputed interest for ARS 1,347 million.

C) Sale of Land Plot in Pilar

On October 17, 2025, IRSA signed a sale agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 sqm. The transaction price amounted to USD 1.2 million, equivalent to ARS 2,106 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 104 million, which was recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of these Consolidated Financial Statements.

D) Property acquisition

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property.

IRSA Inversiones y Representaciones Sociedad Anónima

E) Córdoba Land Plot Barter Agreement

On January 28, 2026, IRSA signed a barter agreement with a local developer for the transfer of a plot of land owned by the Company, located in the City of Córdoba, adjacent to the Córdoba Shopping area, to be used for the development of a corporate office building. As consideration, the Company will receive full ownership of an open-plan office floor of approximately 979 sqm, together with ancillary rights over parking spaces and an option to acquire additional space in the building. The reference value of the transaction amounts to approximately USD 2.4 million, equivalent to ARS 3,707 million.

This barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

F) Soleil – Lease agreement

On February 9, 2026, IRSA signed a lease agreement for an area of approximately 6,200 sqm located on the premises of Soleil Premium Outlet shopping center. The purpose of the agreement is the construction and operation of retail units, which will be integrated into the existing shopping complex.

The term of the lease, including automatic renewals, is 50 years, and the transaction was recorded as an addition of “Right-of-use assets” and “Lease liabilities”, both for ARS 4,902 million.

G) Corporate reorganization of We are appa S.A. into SHEFA INVESTMENTS

During the last quarter of the fiscal year ended June 30,2026, the corporate reorganization of We are appa S.A. was completed, resulting in a single vehicle intended to foster and expand initiatives in the retail and technology sectors named SHEFA INVESTMENTS S.A.

As of the date of these consolidated financial statements, IRSA holds an 89.44% ownership interest in SHEFA INVESTMENTS, and Mr. Ben Iosef Elsztain, CEO of SHEFA INVESTMENTS, together with other strategic investors, hold the remaining 10.56%.

Additionally, as part of the reorganization, SHEFA INVESTMENTS obtained control of BoulderTech Ltd. through the acquisition of an additional ownership interest during 2026. Prior to such transaction, the Group held an equity interest in BoulderTech Ltd., which was accounted for as a financial asset amounting to ARS 1,334 million, since the Group did not exercise control over the entity.

As a result of obtaining control, the transaction was accounted for as a business combination in accordance with IFRS 3. On the acquisition date, the previously held interest was included as part of the consideration transferred in determining the value of the business combination, and its measurement did not give rise to any effect on profit or loss.

As of June 30, 2026 the accounting for the business combination has been determined only on a provisional basis, as valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and all the information necessary to complete the purchase price allocation has not yet been obtained. Consequently, the amounts allocated to such assets, the related deferred tax liability and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

Details of the consideration transferred are as follows:

Consideration for the acquisition	Fair value at the acquisition date
Previously held interest (financial asset)	1,334
Consideration transferred for the additional interest	2,887
Total acquisition consideration	4,221

IRSA Inversiones y Representaciones Sociedad Anónima

At the acquisition date, identifiable net assets were provisionally recognized as follows:

06.30.2026
Fair value of identifiable assets acquired and liabilities assumed:
Intangible assets	339
Trade payables and other liabilities	(297)
Total identifiable net assets	42
Goodwill	4,179
Total consideration	4,221

H) Acquisition of “Los Gallegos” Shopping Mall

On June 9, 2026, IRSA completed the acquisition of 100% of the share capital of the companies owning the “Los Gallegos” shopping mall, located at Rivadavia 3050, Mar del Plata, province of Buenos Aires, for a total amount of USD 13.5 million, equivalent to ARS 18,990 million. Of this amount, USD 12.5 million (ARS 17,583 million) were paid, while a balance of USD 1 million (ARS 1,407 million) was retained as guarantee. The shopping mall has a leasable area of approximately 10,500 m², including 49 stores, 14 stands, 2 movie theaters, a department store, and 115 parking spaces. With this acquisition, the Company’s shopping mall portfolio reached 18 assets, totaling more than 400,000 m² of GLA.

As of June 30, 2026, the accounting for the business combination has been determined only on a provisional basis, as the independent valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and not all the information required to complete the purchase price allocation has yet been obtained. Accordingly, the amounts allocated to such assets, the related deferred tax liability, and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

For practical purposes, the acquired companies were as from June 30, 2026. The results of the acquired companies for the period from June 10 to June 30, 2026 were not consolidated, as their effect was not material to these Consolidated Financial Statements.

At its meeting held on September 17, 2026, the Company’s Board of Directors resolved to call a General Ordinary and Extraordinary Shareholders' Meeting to be held on October 22, 2026, to consider a corporate reorganization aimed at enhancing the efficiency of our operating structure, through the merger by absorption into IRSA of Tienda Los Gallegos S.A. and Los Gallegos Martínez Navarro y Cía. S.A. (the wholly owned subsidiaries acquired as part of the “Los Gallegos” shopping mall transaction).

Details of the consideration transferred are as follows:

Consideration for the acquisition	Fair value at the acquisition date
Cash paid during the fiscal year	7,871
Settlement through a decrease in investments in financial assets	9,712
Outstanding purchase price payable	1,407
Total acquisition consideration	18,990

At the acquisition date, identifiable net assets were provisionally recognized as follows:

06.30.2026
Fair value of identifiable assets acquired and liabilities assumed:
Investment properties	22,320
Property, plant and equipment	225
Income tax credit	66
Trade and other receivables	813
Inventories	210
Borrowings	(2,825)
Deferred income tax liabilities	(2,136)
Trade and other payables	(917)
Provisions	(393)
Salaries and social security liabilities	(3,887)
Cash and cash equivalents	5,514
Total identifiable net assets	18,990
Total consideration	18,990

Additionally, on June 8, 2026, the Company entered into a purchase agreement for the acquisition of a functional unit of 823.77 m² adjacent to the shopping mall, for a total price of USD 1.3 million, equivalent to ARS 1,909 million, payable as follows: (i) USD 0.3 million (ARS 478 million) upon signing of the agreement, and (ii) the remaining USD 1.0 million (ARS 1,431 million) upon execution of the deed of conveyance.

IRSA Inversiones y Representaciones Sociedad Anónima

I) Zetol LTD Transaction – Boating Trust

On June 24, 2026, Zetol LTD (“Zetol”), a subsidiary of Liveck L.T.D., transferred a plot of land to the Boating Trust, which was incorporated into the trust estate at an estimated value of approximately USD 8.6 million. As consideration, Zetol will receive 26.92% of the proceeds from the commercialization of residential units and 37.67% of the proceeds from the commercialization of parking spaces in Tower 2 of the “Carrasco Boating” real estate development, equivalent to approximately 2,297 sqm and 27 parking spaces.

The transaction generated a gain of ARS 11,081 million, resulting from the recognition of revenue from the sale of trading properties of ARS 12,377 million and a cost of ARS 1,296 million in the consolidated statement of profit or loss and other comprehensive income. Additionally, a decrease of ARS 1,296 million was recorded in the “Trading properties” line item.

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

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, composed of the CEO, the CFO, the compliance manager and certain directors and managers, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

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

(a) Market risk management

The market risk is the risk that market prices, fair values, or future cash flows of a financial instrument will fluctuate due to changes in market variables. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, and market price risks, to the extent that they are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The real estate, commercial and/or financial activities of the Group’s subsidiaries have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group’s subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US Dollars. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them.

As of June 30, 2026 and 2025, the book value net liability of the Group’s instruments denominated in foreign currency is equivalent to the sum of ARS 768,907 and ARS 470,462, respectively. The Group estimates that, other factors being constant, a 10% real depreciation of the Argentine Peso against foreign currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2026 and 2025 for an amount of ARS 76,891 (loss) and ARS 47,046 (loss), respectively. A 10% appreciation in real terms of the Argentine Peso against foreign currencies would have an equal and opposite effect on the Statements of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2025, the Group had outstanding forwards contracts amounting to ARS 27, recorded as a liability. As of June 30, 2026, the Group did not have any outstanding foreign exchange forward contracts.

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

As of June 30, 2026 and 2025, 100.0% of the Group’s long-term financial loans have a fixed interest rate so that the Group is not significantly exposed to the fluctuation risk of the interest rate.

The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could negatively affect the ability to fulfill the financial obligations and the restrictions of the different borrowing agreements.

The interest rate risk policy is approved by Management. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2026 and 2025.

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

As of June 30, 2026 and 2025 the total value of Group’s investments in shares of public companies amounts to ARS 35,093 and ARS 47,149, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2026 and 2025 of ARS 3,509 and ARS 4,715, respectively. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income and Other Comprehensive Income.

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

The credit risk associated with outstanding collections is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 80.27% and 86.54% of the Group’s total trade receivables as of June 30, 2026 and 2025, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 19.73% and 13.46% of the Group’s total trade receivables as of June 30, 2026 and 2025, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s consolidated cash flow and Consolidated Statement of Financial Position.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The tables below show financial liabilities, including derivative financial liabilities of the Group groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and do not include advances and other concepts already disbursed since they are not future cash flows, as a result, they do not reconcile to the amounts disclosed on the Statements of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Consolidated Statement of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

	06.30.2026
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	73,275	21,487	1,746	1,606	-	98,114
Borrowings	175,712	71,889	13	75,831	683,254	1,006,699
Lease liabilities	6,108	1,992	1,359	1,030	17,914	28,403
Total	255,095	95,368	3,118	78,467	701,168	1,133,216

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	75,919	45	5,434	4	1	81,403
Borrowings	183,409	66,599	77,830	-	536,387	864,225
Lease liabilities	7,336	3,124	572	520	832	12,384
Derivative Financial Instruments	65	-	-	-	-	65
Total	266,729	69,768	83,836	524	537,220	958,077

See Note 20 for a description of the commitments and restrictions related to loans.

(d) Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 20. The Group’s equity is analyzed into its various components in the Consolidated Statement of Changes in Shareholders’ Equity.

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

	06.30.2026	06.30.2025
Gearing ratio (i)	30.63%	29.09%
Debt ratio (ii)	27.11%	25.29%

(i)	Calculated as total of borrowings over total borrowings plus equity attributable to equity holders of the parent company.
(ii)	Calculated as total borrowings over total properties (including trading properties, property, plant and equipment and investment properties).

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

Below is the segment information which was prepared as follows:

•	The Group operates in the following segments:

o	The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o	The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.
o	The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.
o	The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.
o	The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), SHEFA INVESTMENTS and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

IRSA Inversiones y Representaciones Sociedad Anónima

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of associates and joint ventures. The valuation criteria applied in preparing this information are consistent with IFRS Accounting Standards employed for the preparation of these Consolidated Financial Statements, except for the following:

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

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the USA.

Revenue from each reportable segment is derived from a large and diverse customer base and, therefore, is not concentrated in any single customer.

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Consolidated Statement of Income and Other Comprehensive Income for the years ended June 30, 2026, 2025 and 2024:

	06.30.2026
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	526,939	(3,074)	133,734	-	657,599
Costs	(123,831)	355	(134,709)	-	(258,185)
Gross profit / (loss)	403,108	(2,719)	(975)	-	399,414
Net gain / (loss) from fair value adjustment of investment properties	193,121	676	-	-	193,797
General and administrative expenses	(96,517)	358	-	243	(95,916)
Selling expenses	(36,829)	215	-	-	(36,614)
Other operating results, net	(15,654)	(24)	597	(243)	(15,324)
Profit / (loss) from operations	447,229	(1,494)	(378)	-	445,357
Share of profit of associates and joint ventures	37,811	1,323	-	-	39,134
Segment profit / (loss)	485,040	(171)	(378)	-	484,491
Reportable assets	3,989,173	(2,566)	-	868,046	4,854,653
Reportable liabilities (i)	-	-	-	(2,434,243)	(2,434,243)
Net reportable assets	3,989,173	(2,566)	-	(1,566,197)	2,420,410

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	500,352	(2,900)	128,254	-	625,706
Costs	(116,674)	273	(128,974)	-	(245,375)
Gross profit / (loss)	383,678	(2,627)	(720)	-	380,331
Net gain from fair value adjustment of investment properties	36	(3,374)	-	-	(3,338)
General and administrative expenses	(92,328)	399	-	263	(91,666)
Selling expenses	(32,196)	169	-	-	(32,027)
Other operating results, net	(22,970)	(5)	463	(263)	(22,775)
Profit / (loss) from operations	236,220	(5,438)	(257)	-	230,525
Share of profit of associates and joint ventures	33,830	3,462	-	-	37,292
Segment profit / (loss)	270,050	(1,976)	(257)	-	267,817
Reportable assets	3,661,373	(824)	-	829,419	4,489,968
Reportable liabilities (i)	-	-	-	(2,257,094)	(2,257,094)
Net reportable assets	3,661,373	(824)	-	(1,427,675)	2,232,874

	06.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	503,744	(2,706)	110,690	-	611,728
Costs	(90,799)	301	(112,901)	-	(203,399)
Gross profit / (loss)	412,945	(2,405)	(2,211)	-	408,329
Net loss from fair value adjustment of investment properties	(653,452)	679	-	-	(652,773)
General and administrative expenses	(95,292)	323	-	(48)	(95,017)
Selling expenses	(32,566)	247	-	-	(32,319)
Other operating results, net	(9,667)	(41)	781	48	(8,879)
(Loss) / profit from operations	(378,032)	(1,197)	(1,430)	-	(380,659)
Share of profit of associates and joint ventures	62,859	515	-	-	63,374
Segment (loss) / profit	(315,173)	(682)	(1,430)	-	(317,285)
Reportable assets	3,621,701	802	-	551,495	4,173,998
Reportable liabilities (i)	-	-	-	(2,028,245)	(2,028,245)
Net reportable assets	3,621,701	802	-	(1,476,750)	2,145,753

(1)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets, net of investments in associates with negative equity which are included in provisions in the amount of ARS 184, ARS 106 and ARS 29, as of June 30, 2026, 2025 and 2024, respectively.

(i)	The CODM centers the review on reportable assets.

Below is a summarized analysis of the lines of Group business for the fiscal years ended June 30, 2026, 2025 and 2024:

	06.30.2026
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	368,822	29,203	28,866	88,748	11,300	526,939
Costs	(37,569)	(3,679)	(18,039)	(59,871)	(4,673)	(123,831)
Gross profit	331,253	25,524	10,827	28,877	6,627	403,108
Net gain / (loss) from fair value adjustment of investment properties	260,615	(24,770)	(45,415)	-	2,691	193,121
General and administrative expenses	(41,821)	(2,570)	(19,078)	(13,344)	(19,704)	(96,517)
Selling expenses	(23,837)	(1,196)	(3,812)	(6,104)	(1,880)	(36,829)
Other operating results, net	(603)	84	(11,650)	(437)	(3,048)	(15,654)
Profit / (loss) from operations	525,607	(2,928)	(69,128)	8,992	(15,314)	447,229
Share of profit of associates and joint ventures	-	-	-	-	37,811	37,811
Segment profit / (loss)	525,607	(2,928)	(69,128)	8,992	22,497	485,040

Investment properties and trading properties	2,259,987	316,252	1,072,144	-	5,429	3,653,812
Investment in associates and joint ventures	-	-	-	-	253,633	253,633
Other operating assets	6,295	1,007	176	62,050	12,200	81,728
Reportable assets	2,266,282	317,259	1,072,320	62,050	271,262	3,989,173

(i)	Includes the result for the investment in BHSA for ARS 15,784 in the line “Share of profit of associates and joint ventures”.

IRSA Inversiones y Representaciones Sociedad Anónima

From all the revenues corresponding to the segments, ARS 514,552 originated in Argentina, and ARS 12,387 in other countries, principally in Uruguay for ARS 12,377 and USA for ARS 10. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the segments, ARS 3,972,020 are located in Argentina and ARS 17,153 in other countries, principally in the USA for ARS 3,248 and Uruguay for ARS 13,711.

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	361,288	26,796	17,042	86,266	8,960	500,352
Costs	(27,651)	(2,326)	(23,944)	(57,303)	(5,450)	(116,674)
Gross profit / (loss)	333,637	24,470	(6,902)	28,963	3,510	383,678
Net gain / (loss) from fair value adjustment of investment properties	592,917	(198,907)	(393,213)	-	(761)	36
General and administrative expenses	(38,728)	(3,201)	(15,498)	(15,988)	(18,913)	(92,328)
Selling expenses	(18,077)	(1,190)	(4,161)	(6,747)	(2,021)	(32,196)
Other operating results, net	(668)	243	(25,468)	(633)	3,556	(22,970)
Profit / (loss) from operations	869,081	(178,585)	(445,242)	5,595	(14,629)	236,220
Share of profit of associates and joint ventures	-	-	-	-	33,830	33,830
Segment profit / (loss)	869,081	(178,585)	(445,242)	5,595	19,201	270,050

Investment properties and trading properties	1,947,450	337,699	1,069,145	-	2,812	3,357,106
Investment in associates and joint ventures	-	-	-	-	226,631	226,631
Other operating assets	6,904	682	152	60,408	9,490	77,636
Reportable assets	1,954,354	338,381	1,069,297	60,408	238,933	3,661,373

(i)	Includes the result for the investment in GCDI and BHSA for ARS 693 and ARS 18,215 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues included in the segments ARS 499,525 originated in Argentina and ARS 827 in other countries, principally in Uruguay for ARS 730 and USA for ARS 97. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 3,643,703 are located in Argentina and ARS 17,670 in other countries, principally in the USA for ARS 2,163 and Uruguay for ARS 15,321.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	334,495	30,243	17,215	114,637	7,154	503,744
Costs	(19,949)	(2,201)	(9,950)	(53,649)	(5,050)	(90,799)
Gross profit	314,546	28,042	7,265	60,988	2,104	412,945
Net loss from fair value adjustment of investment properties	(27,810)	(129,562)	(495,542)	-	(538)	(653,452)
General and administrative expenses	(40,232)	(3,329)	(16,404)	(17,394)	(17,933)	(95,292)
Selling expenses	(16,770)	(335)	(6,025)	(7,829)	(1,607)	(32,566)
Other operating results, net	(5,288)	(117)	(3,692)	(2,106)	1,536	(9,667)
Profit / (loss) from operations	224,446	(105,301)	(514,398)	33,659	(16,438)	(378,032)
Share of profit of associates and joint ventures	-	-	-	-	62,859	62,859
Segment profit / (loss)	224,446	(105,301)	(514,398)	33,659	46,421	(315,173)

Investment properties and trading properties	1,285,286	565,226	1,360,852	-	4,210	3,215,574
Investment in associates and joint ventures	-	-	-	-	231,573	231,573
Other operating assets	4,562	603	100,874	58,973	9,542	174,554
Reportable assets	1,289,848	565,829	1,461,726	58,973	245,325	3,621,701

(i)	Includes the result for the investment in GCDI and BHSA for ARS (10,574) and ARS 54,463 respectively, in the line “Share of profit of associates and joint ventures”.

From all the revenues corresponding included in the segments ARS 491,225 are originated in Argentina and ARS 12,519 in other countries, principally in Uruguay for ARS 12,383 and USA for ARS 136. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets included in the segments, ARS 3,602,168 are located in Argentina and ARS 19,533 in other countries, principally in the USA for ARS 3,267 and Uruguay for ARS 16,140.

IRSA Inversiones y Representaciones Sociedad Anónima

7. Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550, 5% of the profit in each fiscal year must be separated to constitute a legal reserve until they reach legal capped amounts (20% of the nominal value of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. Some of the Group’s subsidiaries did not reach the legal limit of this reserve. Dividends are paid across the Group’s subsidiaries based on their individual financial statements.

Arcos del Gourmet (“Arcos” or “AGSA”)

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the “Distrito Arcos” Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. On February 11, 2025, the co-defendants ARCOS and GCBA entered into an agreement aimed at complying with the aforementioned judgment, under which ARCOS committed to: (i) making a payment upon the signing of the agreement to cover the expenses of creating the Santa Rita Plaza (approximately 1,757 m² in area) in the amount of ARS 1,027,360,977.52 (amount expressed in full with decimals), which was executed in due time and form; and (ii) covering the remaining 21,562.41 square meters of green space, in the measure established in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval. The agreement was judicially ratified on July 15, 2026.

Panamerican Mall S.A.

Below is the summarized financial information of the subsidiary with material non-controlling interests which are considered significant for the Group, presented before intercompany eliminations.

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held by non-controlling interests	Book value of non-controlling interests	% of ownership interest held by controlling interests	Book value of controlling interests
06.30.2026	44,484	573,225	12,866	139,375	465,468	20.00%	93,094	80.00%	372,374
06.30.2025	55,892	507,314	12,283	110,743	440,180	20.00%	88,036	80.00%	352,144

	Revenues	Comprehensive loss for the year	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase / (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
06.30.2026	76,431	79,318	33,430	(20,260)	(11,131)	2,039	(10,806)
06.30.2025	69,415	(38,252)	39,746	(27,600)	(11,677)	469	(5,154)

The non-controlling interests of the remaining subsidiaries, which represent the interest of third parties in the net assets of such entities, summarize ARS 48,224 and ARS 37,716 as of June 30, 2026 and 2025, respectively. None of these subsidiaries has a non-controlling interest that individually is considered significant for the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2026 and 2025 were as follows:

	06.30.2026	06.30.2025
Beginning of the year	237,881	240,853
Sale of interest in associates	-	(4,991)
Capital contributions (Note 30)	-	47
Share of profit	39,134	37,292
Currency translation adjustment	(436)	128
Dividends (Note 30)	(13,373)	(35,716)
Transfers from/to financial assets (ii)	-	466
Decrease of interest (iii)	-	(198)
End of the year (i)	263,206	237,881

(i)	Includes ARS (184) and ARS (106) reflecting interests in companies with negative equity as of June 30, 2026 and 2025, respectively, which are disclosed in “Provisions” (see Note 19).

(ii)	Corresponds to the shares of GCDI S.A. and Challenger Gold Limited.

(iii)	Relates to the reduction of interest due to the liquidation of Cyrsa S.A.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2026 and 2025, as well as the Group’s share of the comprehensive results of these companies for the years ended on June 30, 2026, 2025 and 2024:

	% ownership interest		Value of Group’s interest in equity		Group’s interest in comprehensive income / (loss)
Name of the entity	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2024
Associates and joint ventures
New Lipstick	49.96%	49.96%	3,248	1,966	1,281	(45)	(57)
BHSA (1)	29.12%	29.12%	190,441	178,740	15,784	18,215	54,463
BACS	37.72%	37.72%	15,532	14,749	784	601	4,416
Nuevo Puerto Santa Fe	50.00%	50.00%	9,755	11,356	1,399	3,587	544
La Rural SA	50.00%	50.00%	37,836	28,070	16,055	14,924	14,081
GCDI	-	-	-	-	-	693	(10,574)
Other joint ventures	N/A	N/A	6,394	3,000	3,395	(555)	349
Total associates and joint ventures			263,206	237,881	38,698	37,420	63,222

					Financial information
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the year		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(1	)(*)	(51)
BHSA (1)	Argentina	Financial	436,780,922	(**)	1,500	(**)	54,205	(**)	637,787
BACS	Argentina	Financial	33,125,751	(**)	88	(**)	2,078	(**)	41,175
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		2,798		18,738
La Rural SA	Argentina	Organization of events	714,998	(**)	1	(**)	32,364	(**)	75,717

(1)	BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium businesses and large companies. The market price of the share is ARS 362 per share.

(*)	Amounts in millions of US Dollars.

(**)	Includes the adjustments necessary to arrive at the balances under IFRS Accounting standards.

IRSA Inversiones y Representaciones Sociedad Anónima

La Rural S.A.

In December 2012, the National Executive Branch issued Decree No. 2552/12, which annulled a 1991 decree approving the sale of the Palermo Fairground property to the Argentine Rural Society (Sociedad Rural Argentina, “SRA”) and revoked the related purchase and sale agreement. The SRA filed for injunctive relief seeking to suspend the enforcement of Decree No. 2552/12 and the administrative actions arising therefrom. Such injunction was granted and remains in effect.

IRSA has not been formally notified of, nor is it a party to, the legal proceedings initiated by the SRA. Should the sale ultimately be declared null and void, the decision could affect assets related to the property. The case remains in the evidentiary stage.

There are currently no indications that La Rural S.A.’s usufruct rights over the property may be affected. The Group will continue monitoring the progress of the proceedings in light of the existing legal uncertainty.

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets		% of ownership interest held	Interest in associate and joint venture	Goodwill and others	Book value
	06.30.2026
Associates
BHSA	2,732,324	1,207,912	3,269,047	17,083	654,106	(i)	29.12%	190,476	(35)	190,441
Joint ventures
Nuevo Puerto Santa Fe	2,740	26,632	2,025	8,610	18,737		50.00%	9,369	386	9,755
.
	06.30.2025
Associates
BHSA	2,358,673	2,268,697	3,992,329	14,148	620,893	(i)	29.12%	180,804	(2,064)	178,740
Joint ventures
Nuevo Puerto Santa Fe	6,093	26,844	1,803	9,193	21,941		50.00%	10,971	385	11,356

(i)	The amount of net assets includes the non-controlling interest.

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
	06.30.2026
Associates
BHSA	1,287,153	54,205	54,205	(14,022)	(14,690)	(1,523)	(15,801)	(32,014)
Joint ventures
Nuevo Puerto Santa Fe	9,072	2,798	2,798	(6,001)	4,214	(2,853)	(2,170)	(809)
.
	06.30.2025
Associates
BHSA	1,316,136	62,172	62,172	(95,300)	192,931	(3,555)	86,065	275,441
Joint ventures
Nuevo Puerto Santa Fe	8,407	7,175	7,175	(1,034)	4,042	(2,261)	(1,066)	715

IRSA Inversiones y Representaciones Sociedad Anónima

BHSA

BHSA is subject to certain restrictions on the distribution of dividends imposed by Central Bank of Argentina (“BCRA”) regulations.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2026 amounted to ARS 205,848. The value in use was estimated based on the present value of the future cash flows expected to be generated by the business. The main assumptions used were as follows:

•	The Group considered a 10-year projection period for the cash flows to be generated by BHSA, including a terminal value.

•	Macroeconomic variables were projected based on internal data and information obtained from external consultants.

•	The discount rate applied to discount the expected real dividend cash flows was 13.53%.

•	Sensitivity analysis indicates that a 1% increase in the discount rate would result in a decrease in value in use of ARS 19,912.

The estimated value in use exceeds the carrying amount of the investment and, therefore, no adjustment to the carrying value of the investment was required.

Puerto Retiro (joint venture):

Puerto Retiro owns a plot of land of 8.2 hectares, whose U.P. zoning restricts its use to port activities. It faces: (i) a request for extension of bankruptcy initiated by the National Government, and (ii) a civil action filed by Tandanor and the Ministry of Defense regarding the bidding of the Dársena Norte property.

On September 7, 2018, the Federal Criminal Oral Court (“TOFC”) No. 5 upheld the statute of limitations defense raised by Puerto Retiro; however, in the criminal case, where Puerto Retiro is not a party, the forfeiture of the “Planta I” property was ordered.

During fiscal year 2019, Puerto Retiro recorded a provision equivalent to 100% of the carrying value of its investment property, subject to reversal if a favorable judgment is obtained.

On November 26, 2024, the Supreme Court of Justice of the Nation annulled the cassation judgment regarding the statute of limitations of the civil action, ordered a new ruling to be issued, and confirmed the forfeiture, ordering its restitution to Tandanor.

On June 24, 2025, Chamber IV of the Federal Court of Cassation annulled the parts of TOFC No. 5 related to the statute of limitations and the destination of the forfeiture and remitted the proceedings to said court for a new resolution. On August 20, 2026, Oral Court No. 5 ordered: (i) the forfeiture of the property known as Tandanor SACIN Plant I; (ii) the restitution of the property to Tandanor SACIN (Sections 23, 29 and 30 of the Argentine Criminal Code); and (iii) the issuance of an official communication to the Assignment Office of the National Court of Civil Appeals so that it may assign the competent National First Instance Civil Court to hear the request for a declaration of the absolute nullity of the deed through which Puerto Retiro S.A. acquired the property known as “Plant I”. The decisions referred to in (i) and (ii) are consistent with the rulings previously issued by the Argentine Supreme Court and the Federal Court of Criminal Cassation and would not appear to be subject to appeal.

The civil court assigned pursuant to item (iii) above is National First Instance Civil Court No. 13, and the case is captioned: “BOFILL, ALEJANDRO ARTURO s/NULIDAD DE ESCRITURA/INSTRUMENTO” No. 069262/2026. The Group has not been notified of the commencement of such proceedings.

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

IRSA Inversiones y Representaciones Sociedad Anónima

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2026 and 2025 were as follows:

	06.30.2026		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	1,227,571	1,903,679	1,935,800	1,234,604
Additions	76,891	21,426	35,983	63,525
Capitalized leasing costs	282	198	87	156
Amortization of capitalized leasing costs (i)	(193)	(326)	(175)	(334)
Transfers	(70,093)	(657)	(117,703)	(5,107)
Incorporation by business combination (ii)	-	22,320	-	-
Disposals	(2,544)	-	(12,138)	(24)
Currency translation adjustment	(1)	-	(86)	-
Net (loss) / gain from fair value adjustment	(72,164)	265,961	(614,197)	610,859
Fair value at the end of the year	1,159,749	2,212,601	1,227,571	1,903,679

(i)	As of June 30, 2026 and 2025, amortization charges of capitalized leasing costs were recognized in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income (Note 25).
(ii)	See note 4 to these Consolidated Financial Statements.

The following is the balance by type of investment property of the Group as of June 30, 2026 and 2025:

	06.30.2026	06.30.2025
Shopping Malls (i)	2,243,415	1,922,735
Offices and other rental properties	347,899	388,231
Undeveloped parcels of land	774,721	816,801
Properties under development	886	868
Others	5,429	2,615
Total	3,372,350	3,131,250

(i)	Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The net book value of those properties as of June 30, 2026 and 2025 is as follows:

	06.30.2026	06.30.2025
Córdoba Shopping (i)	44,615	26,034
Total	44,615	26,034

(i)

A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 3,797 million and ARS 3,921 million, as of June 30, 2026 and 2025, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2026	06.30.2025	06.30.2024
Revenues (Note 23)	544,216	524,955	484,272
Direct operating costs	(181,857)	(165,677)	(140,287)
Development costs	(11,490)	(19,852)	(2,467)
Net realized gain for the year (i)	516	4,209	58,232
Net unrealized gain / (loss) for the year (ii)	193,281	(7,547)	(711,005)

(i)	Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.
(ii)

It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named “valuation techniques”, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

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

The identified buildable potentials, identified in previous years and that remain in the current year, are included in the value of the investment property based on the methodology established for other Level 2 properties:

1. Patio Bullrich, CABA

2. Alto Palermo, CABA

3. Beruti 3345/47, (Corner of Coronel Diaz), CABA

4. Terrazas de mayo (PBA).

Valuation techniques used for the estimation of fair value of the investment property

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, for the purpose of considering the use of the most observable information available for the determination of fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

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

• Revenues generated by each Shopping Mall are assumed to grow in line with budget during the first fiscal year. Thereafter, they are projected to grow with the same elasticity in relation to projected GDP growth and inflation. The exception to this assumption is Distrito Arcos, which is projected with no growth due to the short remaining concession term. The specific characteristics and risks of each Shopping Mall are reflected through the use of each mall’s average historical EBITDA margin for the last three years.

• Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.

• Terminal value: a perpetuity calculated from the cash flow from the 10th year of each Shopping Mall was considered.

• The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.

• Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which was compared against REM projections and/or other market reports in order to assess its reasonableness. Finally, the dollar-denominated cash flows were discounted using a long-term U.S. Dollar rate, corresponding to the weighted average cost of capital (“WACC”) as of the valuation date.

• The estimation of the WACC discount rate was determined according to the following components:

a) United States Treasury risk-free rate;

b) United States market risk premium;

c) Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;

d) Argentine country risk considering the average yield spread of a representative group of corporate bonds issued by Argentine companies with a credit quality similar to that of the Company over 10-year U.S. Treasury bonds, rather than sovereign references, due to the historical defaults of Argentine public debt;

e) Cost of debt and capital structure. Both components were estimated based on IRSA market information. In particular, the cost of debt was estimated using observable yields from its corporate debt issuances; and

f) local income tax rate.

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the group’s capital structure, the use of two different discount rates was introduced in the valuation of shopping malls: one for the flows discount and another for perpetuity. Here is the difference between the two:

• Discounted cash flow rate: considers the company’s current capital structure.

• Discount perpetuity rate: considers a market capital structure, based on comparable companies.

IRSA Inversiones y Representaciones Sociedad Anónima

The introduction of a normalized discount rate for the terminal value is based on the assumption that the relationship between debt and equity will tend to normalize over the long term.

For offices, other rental properties, land reserves and buildable potentials, valuation was determined using transactions involving comparable market assets, since the market for these assets in Argentina is liquid and provides observable market transactions that may be used as references. These values are adjusted to reflect differences in key attributes such as location, size, services, market negotiation conditions and, where applicable, the technical characteristics and maintenance condition of the property. The most significant input in the comparable market approach is the price per square meter derived from prevailing market supply and demand at each valuation date.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.26 (i)		06.30.25 (i)		06.30.24 (i)
Description	Valuation technique	Parameters	Fiscal year 2026 / 2025 / 2024	Increase	Decrease	Increase	Decrease	Increase	Decrease
		Discount cash flows rate	10.36% / 11.08% / 15.40%	(43,314)	46,231	(38,447)	40,958	(28,227)	29,965
Shopping Malls (Level 3)	Discounted cash flows	Terminal value discount rate	9.89% / 10.63% / 14.11%	(199,142)	270,528	(150,130)	199,373	(57,014)	70,812
		Perpetual growth rate	2.4% / 2.4% / 2.4%	172,594	(131,913)	123,669	(96,858)	38,868	(32,750)
		Inflation	(*)	62,537	(61,299)	117,901	(110,544)	61,889	(59,455)
		Devaluation	(*)	(199,116)	243,365	(173,062)	211,520	(112,235)	123,458

(*) Fiscal year 2026: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,685.35 (corresponding to the year ended June 30, 2027) and arriving at ARS 2,649.31 in 2031. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 21.0% and stabilizes at 8.0% after 4 years.

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

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the inflation and 10% for the devaluation.

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2026 and 2025 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	Total
Net book amount at June 30, 2024	61,620	3,199	3,252	68,071
Cost	161,412	65,556	15,305	242,273
Accumulated depreciation	(99,792)	(62,357)	(12,053)	(174,202)
Balances at June 30, 2024	61,620	3,199	3,252	68,071
Additions	7,553	2,158	1,023	10,734
Currency translation adjustment	-	-	8	8
Transfers	-	2,169	-	2,169
Depreciation charges (ii)	(6,021)	(2,056)	(668)	(8,745)
Net book amount at June 30, 2025	63,152	5,470	3,615	72,237
Cost	168,966	69,883	16,335	255,184
Accumulated depreciation	(105,814)	(64,413)	(12,720)	(182,947)
Balances at June 30, 2025	63,152	5,470	3,615	72,237
Additions	6,975	1,233	311	8,519
Incorporation by business combination (iii)	188	-	37	225
Currency translation adjustment	-	-	7	7
Transfers	-	587	-	587
Depreciation charges (ii)	(6,379)	(2,634)	(858)	(9,871)
Net book amount at June 30, 2026	63,936	4,656	3,112	71,704
Cost	176,129	71,703	16,690	264,522
Accumulated depreciation	(112,193)	(67,047)	(13,578)	(192,818)
Balances at June 30, 2026	63,936	4,656	3,112	71,704

(i)	Includes furniture and fixtures and vehicles.
(ii)

As of June 30, 2026 and 2025, depreciation charges of property, plant and equipment were recognized: ARS 7,084 and ARS 6,465 in “Costs”, ARS 2,768 and ARS 2,265 in “General and administrative expenses” and ARS 19 and ARS 15 in “Selling expenses”, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 25).

(iii)	See note 4 to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2026 and 2025 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
At June 30, 2024	3,974	16,661	16,498	37,133
Additions	-	2,366	1,649	4,015
Currency translation adjustment	-	(884)	-	(884)
Transfers	-	218,084	-	218,084
Impairment	(402)	(25,138)	-	(25,540)
Disposals	(686)	(17,886)	(5)	(18,577)
At June 30, 2025	2,886	193,203	18,142	214,231
Additions	-	8,934	1,249	10,183
Currency translation adjustment	-	(1,434)	-	(1,434)
Transfers	-	69,694	-	69,694
Impairment (ii)	(25)	(11,915)	-	(11,940)
Disposals	(47)	(10,924)	(1)	(10,972)
At June 30, 2026	2,814	247,558	19,390	269,762

	June 30, 2026	June 30, 2025
Non-current	252,004	166,561
Current	17,758	47,670
Total	269,762	214,231

(i)

Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group’s borrowings. The net book value amounted to ARS 13,710 and ARS 15,319 as of June 30, 2026 and 2025, respectively.

(ii)

The Group compares the cost of its trading properties with their net realizable value on a quarterly basis. As of June 30, 2026, the inflation-adjusted cost of these assets amounted to ARS 230,750 million, while their net realizable value amounted to ARS 218,810 million, resulting in an impairment charge of ARS 11,940 million. The impairment charge was recognized under ‘Other operating results, net’ in the Consolidated Statement of Income and Other Comprehensive Income (Note 26).

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2026 and 2025 were as follows:

	Goodwill	Information systems and software	Trademarks and others	Total
Balances at June 30, 2024	3,319	1,438	115,507	120,264
Cost	3,319	21,648	123,282	148,249
Accumulated amortization	-	(20,210)	(7,775)	(27,985)
Net book amount at June 30, 2024	3,319	1,438	115,507	120,264
Additions	-	3,009	1,062	4,071
Transfers	-	3,267	(100,710)	(97,443)
Currency translation adjustment	1	-	-	1
Amortization charges (i)	-	(2,565)	(117)	(2,682)
Balances at June 30, 2025	3,320	5,149	15,742	24,211
Cost	3,320	27,924	23,635	54,879
Accumulated amortization	-	(22,775)	(7,893)	(30,668)
Net book amount at June 30, 2025	3,320	5,149	15,742	24,211
Additions	-	1,854	1	1,855
Transfers	-	469	-	469
Assets incorporated by business combination (ii)	4,179	-	339	4,518
Currency translation adjustment	(1)	-	-	(1)
Amortization charges (i)	-	(2,132)	(720)	(2,852)
Balances at June 30, 2026	7,498	5,340	15,362	28,200
Cost	7,498	30,247	23,975	61,720
Accumulated amortization	-	(24,907)	(8,613)	(33,520)
Net book amount at June 30, 2026	7,498	5,340	15,362	28,200

(i)

Amortization charge was recognized in the amount of ARS 2,138 and ARS 2,569 under “Costs”, in the amount of ARS 697 and ARS 93 under “General and administrative expenses” and in the amount of ARS 17 and ARS 20 under “Selling expenses” as of June 30, 2026 and 2025, respectively, in the Consolidated Statement of Income and Other Comprehensive Income (Note 25).

(ii)	See note 4 to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

13. Right-of-use assets and lease liabilities

                Below is the composition of the Group´s right-of-use assets as of June 30, 2026 and 2025:

	06.30.2026	06.30.2025
Offices, shopping malls and other rental properties	15,485	9,961
Convention center	5,044	5,911
Total Right-of-use assets	20,529	15,872
Non-current	20,529	15,872
Total	20,529	15,872

Changes in the Group´s right-of-use assets during the fiscal years ended June 30, 2026 and 2025, were as follows:

	06.30.2026	06.30.2025
Beginning of the year	15,872	19,878
Additions	7,454	10,346
Disposals	-	(12,254)
Depreciation charges	(2,797)	(2,098)
Total	20,529	15,872

Depreciation charge for right-of-use assets is detailed below:

	06.30.2026	06.30.2025	06.30.2024
Offices, shopping malls and other rental properties	1,930	1,046	842
Convention center	867	1,052	1,104
Total depreciation of right-of-use assets (i)	2,797	2,098	1,946

(i)

As of June 30, 2026 and 2025, depreciation charges were recognized as follows: ARS 1,536 and ARS 1,307 in “Costs”, ARS 451 and ARS 115 in “General and administrative expenses” and ARS 810 and ARS 676 in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note 25).

Other charges to income related to right-of-use assets were as follows:

	June 30, 2026	June 30, 2025	June 30, 2024
Interest on lease liabilities	(665)	(912)	(1,955)
Results from short-term leases	(806)	(849)	(580)
Gain from lease modification	-	2,647	-

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2026 and June 30, 2025:

	06.30.2026	06.30.2025
Offices, shopping malls and other rental properties	10,829	8,163
Convention center	2,613	3,084
Total lease liabilities	13,442	11,247
Non-current	8,076	4,364
Current	5,366	6,883
Total	13,442	11,247

IRSA Inversiones y Representaciones Sociedad Anónima

14. Financial instruments by category

According to IFRS 7, the following note presents the financial assets and financial liabilities by the measurement categories defined in IFRS 9 and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

IFRS 13 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels.

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

According to the Group’s policy, transfers among the several categories of valuation are recognized when they occur, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2026 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2026
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	171,801	-	-	-	171,801	47,841	219,642
Investments in financial assets:
- Public companies’ securities	-	35,093	-	-	35,093	-	35,093
- Mutual funds	-	325,676	-	-	325,676	-	325,676
- Bonds	-	80,552	-	-	80,552	-	80,552
- Others	4,771	5,068	36,567	648	47,054	-	47,054
Derivative financial instruments:
- Bond futures	-	17	-	-	17	-	17
Cash and cash equivalents:
- Cash at bank and on hand	44,577	-	-	-	44,577	-	44,577
- Short-term investments	-	68,415	-	-	68,415	-	68,415
Total assets	221,149	514,821	36,567	648	773,185	47,841	821,026

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2026
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	98,114	-	-	-	98,114	157,835	255,949
Borrowings (Note 20)	1,006,699	-	-	-	1,006,699	-	1,006,699
Lease liabilities (Note 13)	13,442	-	-	-	13,442	-	13,442
Total liabilities	1,118,255	-	-	-	1,118,255	157,835	1,276,090

Financial assets and financial liabilities as of June 30, 2025 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	188,393	-	-	188,393	35,389	223,782
Investments in financial assets:
- Public companies’ securities	-	47,149	-	47,149	-	47,149
- Mutual funds	-	176,590	-	176,590	-	176,590
- Bonds	-	74,521	-	74,521	-	74,521
- Others	7,225	5,091	18,390	30,706	-	30,706
Cash and cash equivalents:
- Cash at bank and on hand	223,921	-	-	223,921	-	223,921
- Short-term investments	-	12,218	-	12,218	-	12,218
Total assets	419,539	315,569	18,390	753,498	35,389	788,887

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 18)	81,403	-	-	81,403	161,436	242,839
Borrowings (Note 20)	864,225	-	-	864,225	-	864,225
Lease liabilities (Note 13)	11,247	-	-	11,247	-	11,247
Derivative financial instruments:
- Foreign-currency future contracts	-	27	-	27	-	27
- Bond futures	-	38	-	38	-	38
Total liabilities	956,875	65	-	956,940	161,436	1,118,376

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.2026			06.30.2025
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	183,780	(11,979)	171,801	218,596	(30,203)	188,393
Financial liabilities
Trade and other payables	(110,093)	11,979	(98,114)	(111,606)	30,203	(81,403)

IRSA Inversiones y Representaciones Sociedad Anónima

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2026
Interest income	10,139	-	10,139
Interest expense	(78,015)	-	(78,015)
Interest expense on lease liabilities	(665)	-	(665)
Foreign exchange gains, net	89,908	-	89,908
Loss from repurchase of NCN	(42)	-	(42)
Fair value gain on financial assets at fair value through profit or loss	-	50,166	50,166
Interest and allowances generated by operating credits	2,956	-	2,956
Gain from derivative financial instruments, net	-	9,973	9,973
Other finance costs	(15,848)	-	(15,848)
Total financial instruments (i)	8,433	60,139	68,572

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2025
Interest income	8,599	-	8,599
Interest expense	(51,719)	-	(51,719)
Interest expense on lease liabilities	(912)	-	(912)
Foreign exchange gains, net	18,569	-	18,569
Gain from repurchase of NCN	512	-	512
Fair value gain on financial assets at fair value through profit or loss	-	79,569	79,569
Interest and allowances generated by operating credits	2,147	-	2,147
Gain from derivative financial instruments, net	-	139	139
Other finance costs	(15,472)	-	(15,472)
Total financial instruments (i)	(38,276)	79,708	41,432

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	63,101	-	63,101
Interest expense	(73,184)	-	(73,184)
Interest expense on lease liabilities	(1,955)	-	(1,955)
Foreign exchange gains, net	27,904	-	27,904
Loss from repurchase of NCN	(337)	-	(337)
Fair value gain on financial assets at fair value through profit or loss	-	177,832	177,832
Interest and allowances generated by operating credits	3,519	-	3,519
Loss from derivative financial instruments, net	-	(2,583)	(2,583)
Other finance costs	(22,122)	-	(22,122)
Total financial instruments (i)	(3,074)	175,249	172,175

(i)

Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of interest and allowances generated by operating assets, which are included within “Other operating results, net”.

The following table presents the changes in Level 3 financial instruments as of June 30, 2026 and 2025:

	Investments in financial assets - Others	Total
Balances at June 30, 2024	47	47
Loss for the year (i)	(47)	(47)
Balances at June 30, 2025	-	-
Gain for the year (i)	648	648
Balances at June 30, 2026	648	648

(i)	Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

IRSA Inversiones y Representaciones Sociedad Anónima

During the fiscal year ended June 30, 2026 and 2025, there were no transfers between levels of hierarchy of the fair value. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes without dilution	Underlying asset price and historical volatility	Level 3	-

As of June 30, 2026, there are no significant changes in economic or business circumstances that affect the fair value of the Group’s financial assets and liabilities that were not considered in the fair value estimation.

As of June 30, 2026 and 2025, the carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 20.

15. Trade and other receivables

Group’s trade and other receivables as of June 30, 2026 and 2025 were as follows:

	06.30.2026	06.30.2025
Sale, leases and services receivables	98,550	92,496
Less: Allowance for doubtful accounts	(6,120)	(6,126)
Total trade receivables	92,430	86,370
Borrowings, deposits and others	66,577	68,459
Advances to suppliers	35,513	16,316
Tax receivables	7,088	11,987
Prepaid expenses	3,623	4,319
Dividends receivable	2,691	24,975
Others	5,600	5,230
Total other receivables	121,092	131,286
Total trade and other receivables	213,522	217,656
Non-current	8,673	44,065
Current	204,849	173,591
Total	213,522	217,656

Book amounts of Group’s trade and other receivables in foreign currencies are detailed in Note 32.

Trade accounts receivables are presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2026	06.30.2025
Beginning of the year	6,126	5,728
Additions (i)	3,822	1,766
Recovery (i)	(165)	(251)
Exchange rate differences	826	947
Receivables written off during the year as uncollectible	(2,952)	(224)
Incorporation by business combination (ii)	223	-
Loss on net monetary position (IAS 29)	(1,760)	(1,840)
End of the year	6,120	6,126

(i)	Additions and recovery of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note 25).
(ii)	See note 4 to these Consolidated Financial Statements.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

IRSA Inversiones y Representaciones Sociedad Anónima

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2026 and 2025 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation
Leases and services	2,235	1,146	5,471	64,130	6,120	79,102	80.27%
Sale of properties and developments	88	-	-	19,360	-	19,448	19.73%
Total as of June 30, 2026	2,323	1,146	5,471	83,490	6,120	98,550	100.00%

Leases and services	3,307	1,584	9,720	59,306	6,126	80,043	86.54%
Sale of properties and developments	-	-	-	12,453	-	12,453	13.46%
Total as of June 30, 2025	3,307	1,584	9,720	71,759	6,126	92,496	100.00%

16. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2026, 2025 and 2024:

	Note	06.30.2026	06.30.2025	06.30.2024
Profit / (loss) for the year		420,977	261,911	(62,937)
Adjustments for:
Income tax	21	150,029	60,337	(86,273)
Amortization and depreciation	25	16,039	14,034	12,192
(Gain) / loss from disposal of property, plant and equipment	26	(2)	(16)	4
Net (gain) / loss from fair value adjustment of investment properties	9	(193,797)	3,338	652,773
Gain from lease modification		-	(2,647)	-
Charge of impairment of trading properties	26	11,940	25,540	-
(Gain) / loss from disposal of associates and joint ventures	26	-	(3,694)	2,541
(Gain) / loss on sale of trading properties and others		(13,702)	4,068	(7,087)
Financial results, net		(131,320)	28,725	(190,175)
Provisions and allowances		33,829	30,615	38,578
Share of profit of associates and joint ventures	8	(39,134)	(37,292)	(63,374)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(246)	381	226
Decrease / (increase) in trading properties		2,113	5,484	(1,220)
Decrease / (increase) in trade and other receivables		20,506	(13,550)	8,874
Decrease in trade and other payables		(5,997)	(24,111)	(92,081)
Increase / (decrease) in salaries and social security liabilities		580	2,952	(3,753)
Decrease in provisions		(1,441)	(674)	(1,145)
Net cash generated by operating activities before income tax paid		270,374	355,401	207,143

The following table shows the balances recognized as part of the business combination:

June 30, 2026
Investment properties	22,320
Property, plant and equipment	225
Intangible assets	339
Income tax credit	66
Trade and other receivables	813
Inventories	210
Borrowings	(2,825)
Deferred income tax liabilities	(2,136)
Trade and other payables	(1,214)
Provisions	(393)
Salaries and social security liabilities	(3,887)
Net value of assets acquired that did not affect cash	13,518
Cash and cash equivalents	5,514
Goodwill	4,179
Net value of incorporated assets	23,211
Previously held interest (financial asset)	(1,334)
Settlement through a decrease in investments in financial assets	(9,712)
Seller Financed Amount	(4,294)
Cash consideration paid	7,871
Cash and cash equivalents acquired	(5,514)
Net outflow of cash and cash equivalents	2,357

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2026, 2025 and 2024:

	06.30.2026	06.30.2025	06.30.2024
Increase of investment properties through a decrease of investments in financial assets	4,892	30,306	-
Increase of property, plant and equipment through an increase of trade and other payables	76	128	-
Issuance of non-convertible notes	-	79,349	-
Increase of investments in financial assets through an increase in trade and other payables	-	11,729	-
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	9,715	2,925	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	1,394	397	-
Increase in investment properties through a decrease in trade and other receivables	108	-	-
Decrease in trading properties through an increase in trade and other receivables	-	4,282	-
Other comprehensive loss for the year	1,749	1,071	7,103
Reserve for share-based payments	1,393	-	-
Increase of derivative financial instruments through a decrease in Shareholders’ Equity	170,272	-	-
Decrease in investment properties through an increase in property, plant and equipment	587	2,169	19
Increase in intangible assets through an increase in salaries and social security liabilities	780	574	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	3,053	-
Decrease in investments in financial assets through a decrease in trade and other payables	8,281	5,276	-
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	-	6,575	7,751
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	67,975	40,115	114,661
Increase in right-of-use assets through an increase in lease liabilities	7,454	7,161	1,522
Increase of investments in financial assets through a decrease in trade and other receivables	6,215	-	-
Decrease of intangible assets through an increase in trading properties	-	100,710	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	5	3,628	12,361
Decrease in trading properties through a decrease in borrowings	-	-	4,227
Barter transactions of investment properties	-	23	1,311
Decrease in investment properties through an increase in trade and other receivables	438	1,778	5,625
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	2,464	24,975	10,047
Increase in intangible assets through a decrease in investment properties	469	3,267	51,039
Increase in intangible assets through an increase in trade and other payables	17	1,063	14,700
Increase of investments in financial assets through an increase in borrowings	-	709	927
Increase in borrowings through a decrease in trade and other payables	-	-	700
Increase in Shareholders’ Equity through a decrease in trade and other payables	-	-	1,856
Decrease in borrowings through an increase in trade and other payables	-	4,406	-
Increase in investment properties through an increase in trade and other payables	8,870	16,937	-
Decrease in right-of-use assets through a decrease in lease liabilities	-	9,069	-
Decrease of investment in financial assets through an increase in trade and other receivables	227	3,635	-
Decrease in lease liabilities through an increase in trade and other payables	-	614	-
Increase of investment in financial assets through a decrease in derivative financial instruments	-	144	-
Decrease in investment properties through an increase in trading properties	69,694	117,375	-
Increase of investments in financial assets through an increase in non-controlling interest in subsidiaries	1,603	-	-
Exercise of warrants	160,270	-	-

17. Shareholders’ Equity

Share capital and share premium

The share capital of the Company is represented by common shares with a nominal value of ARS 10 per share and one vote each.

On September 13, 2023, the Company announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders’ Meeting held on April 27, 2023, in relation to:

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Treasury shares

On June 15, 2023, the Board of Directors of IRSA approved a new program for the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of its own shares, under the terms of Article 64 of Law No. 26,831 and the regulations of the CNV. This is for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, with a daily limit of up to 25% of the average transaction volume experienced by the Company’s shares, jointly on the markets where it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Additionally, the buyback period was set to up to 180 days, starting the day after the publication date of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

The Company reported that on September 5, 2023, the Company’s Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

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

On January 4, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64 of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average daily trading volume of the Company’s shares, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. On March 1, 2024, the Company announced the completion of the share buyback program, having acquired the equivalent of 6,503,318 common shares, which represent approximately 99.91% of the approved program and 0.88% of the outstanding shares.

IRSA Inversiones y Representaciones Sociedad Anónima

On March 20, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64 of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average daily trading volume of the Company’s shares, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,250 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

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

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment account that forms part of shareholders’ equity. The balance of this account could be applied towards the issuance of common stock to shareholders of the Company and to the absorption of negative retained earnings.

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

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA approved the subscription of an addendum to the warrant agreement originally entered into on April 29, 2021 and amended on September 17, 2021, within the framework of the capital increase authorized by the Argentine Securities Commission.

The addendum incorporates the possibility for option holders to exercise them without cash settlement (except for the payment of the nominal value of the shares), for the differential amount between the cash exercise price and the market value.

As a consequence of the incorporation of this new exercise modality, the options issued by the Company, which had been classified as equity instruments, were reclassified to financial instruments under liabilities prior to the opening of the last exercise period, since the settlement alternative, paying only the nominal value of the shares, implies the delivery of a variable number of shares depending on the market price of the share at the beginning of the exercise period. The reclassification was made at fair value, with the initial difference recognized in Share premium. As of the closing date of these consolidated financial statements, given the expiration of such warrants, no liabilities remained recorded.

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

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA resolved the allocation of 5% of the restated profit for the year, amounting to ARS 10,368 million, to the legal reserve. Restated at the closing date of these consolidated financial statements, this amount is equivalent to ARS 13,067 million.

Special reserve Resolution CNV 609/12 - Retained earnings

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 26,831, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Company has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to ARS 395, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During the fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40, this situation generated the balance currently held by the mentioned reserve. According to the resolution that established it, the reserve may be released for capitalization or to absorb any potential negative balances in the “Accumulated deficit” account.

Special reserve

The Ordinary and Extraordinary General Meeting of Shareholders on October 31, 2017 constituted a special reserve which was subsequently released. On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting approved the allocation of ARS 23,200 million to such special reserve, which, restated at the closing date of these consolidated financial statements, amounts to ARS 29,239 million.

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Dividends

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting resolved to pay dividends for the sum of ARS 64,000 million which, restated at the closing date of these consolidated financial statements, amounts to ARS 303,209 million. Furthermore, on May 2, 2024, during a Board of Directors meeting in accordance with the delegation resolved by the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA held on October 28, 2022, regarding the use and allocation of the discretionary reserve, the payment of a cash dividend for the sum of ARS 55,000 million was approved, which, restated at the closing date of these consolidated financial statements, amounts to ARS 107,093 million

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million which, restated at the closing date of these consolidated financial statements, amounts to ARS 145,526 million. These were fully paid on the date of these Consolidated Financial Statements.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings.

IRSA Inversiones y Representaciones Sociedad Anónima

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of IRSA resolved to distribute a cash dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million which, restated at the closing date of these consolidated financial statements, amounts to ARS 219,018 million.

18. Trade and other payables

Group’s trade and other payables as of June 30, 2026 and 2025 were as follows:

	06.30.2026	06.30.2025
Customers´ advances (*)	81,721	85,798
Trade payables	49,674	32,157
Accrued invoices	19,655	18,996
Admission fees (*)	62,491	60,545
Other income to be accrued	629	755
Guarantee deposits	1,120	859
Total trade payables	215,290	199,110
Taxes payable	12,994	14,338
Other payables	27,665	29,391
Total other payables	40,659	43,729
Total trade and other payables	255,949	242,839
Non-current	78,112	81,389
Current	177,837	161,450
Total	255,949	242,839

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 32.

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

The following table shows the movements in the Group’s provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of 06.30.2024	45,968	29	45,997
Additions (i)	6,529	-	6,529
Share of loss of associates	-	124	124
Recovery (i)	(1,871)	(47)	(1,918)
Used during the year	(674)	-	(674)
Gain on net monetary position (IAS 29)	(168)	-	(168)
As of 06.30.2025	49,784	106	49,890
Additions (i)	6,633	-	6,633
Share of loss of associates	-	78	78
Incorporation by business combination (iv)	393	-	393
Recovery (i)	(891)	-	(891)
Used during the year	(1,441)	-	(1,441)
Gain on net monetary position (IAS 29)	(858)	-	(858)
As of 06.30.2026	53,620	184	53,804

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.2026	06.30.2025
Non-Current	47,827	42,964
Current	5,977	6,926
Total	53,804	49,890

(i)	Additions and recoveries are included in “Other operating results, net” in the Statement of Income and Other Comprehensive Income.
(ii)	Corresponds to the equity interest in Puerto Retiro. Additions and recoveries are included in “Share of profit / (loss) of associates and joint ventures”.
(iii)	Includes the provision for the IDBD claim.
(iv)	See note 4 to these Consolidated Financial Statements.

IDBD

The Group lost control of IDBD on 2020.

Subsequently, IDBD initiated legal actions against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA, claiming approximately NIS 140 million, alleging the breach of an alleged capital contribution commitment.

The original claim was dismissed within the framework of IDBD’s insolvency proceedings, with the trustee reserving the right to file a new claim, which was subsequently filed against Dolphin BV and IRSA for the same amount, plus interest and costs.

As of today, IRSA and Dolphin BV have been notified and are exercising their defense. The proceeding is currently at the evidentiary stage, with documentation exchanged between the parties and hearings scheduled. The Court has rejected precautionary measures requested by the counterparty, and certain procedural matters have been resolved, with the case currently in progress.

The Court has suggested that the parties explore resolution alternatives through negotiation or mediation.

The Company challenges the merits of the claim, both in relation to its standing as a defendant and regarding its substantive grounds. Nevertheless, based on the assessment of its legal advisors and in accordance with applicable accounting standards, the Company has recognized a provision related to this litigation.

As of the issuance date of these financial statements, the proceeding remains ongoing.

20. Borrowings

The breakdown and the fair value of the Group’s borrowings as of June 30, 2026 and 2025 were as follows:

	Book value		Fair value
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Non-convertible notes	979,396	841,925	1,022,315	846,094
Bank loans and others	430	6,138	430	6,138
Bank overdrafts	21,151	8,965	21,151	8,965
Other borrowings	2,071	3,386	2,071	3,386
Loans with non-controlling interests	3,651	3,811	3,651	3,811
Total borrowings	1,006,699	864,225	1,049,618	868,394
Non-current	830,987	680,816
Current	175,712	183,409
Total	1,006,699	864,225

As of June 30, 2026 and 2025, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of ARS 2,130 and ARS 2,244, respectively. These borrowings are mainly collateralized by trading properties of the Group (Notes 11).

The terms of the loans include standard covenants for this type of financial operation. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

The maturity of the Group’s borrowings is as follows:

	06.30.2026	06.30.2025
Capital
Less than 1 year	155,731	164,602
Between 1 and 2 years	71,092	65,942
Between 2 and 3 years	13	77,024
Between 3 and 4 years	75,831	-
Between 4 and 5 years	-	82,084
Later than 5 years	683,254	454,303
	985,921	843,955
Interest
Less than 1 year	19,981	18,807
Between 1 and 2 years	797	657
Between 2 and 3 years	-	806
	20,778	20,270
	1,006,699	864,225

The following table shows a reconciliation of borrowings during the years ended June 30, 2026 and 2025:

	06.30.2026	06.30.2025
Balance at the beginning of the year	864,225	682,868
Borrowings	382,804	498,602
Payment of borrowings	(152,642)	(245,861)
Collection / (payment) of short term loans, net	10,699	(17,758)
Interests paid	(70,840)	(63,889)
Accrued interests	75,021	52,572
Incorporation by business combination (i)	200	-
Cumulative translation adjustment and exchange differences, net	(146,324)	91,081
Inflation adjustment	36,770	(132,201)
Reclassifications and other movements	6,786	(1,189)
Balance at the end of the year	1,006,699	864,225

(i) See note 4 to these Consolidated Financial Statements. The amount is presented net of consolidation adjustments

The following table shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2026 and 2025.

	06.30.2026
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	21,581	-	21,581
US Dollar	982,987	2,131	985,118
Subtotal fixed-rate borrowings	1,004,568	2,131	1,006,699
Total borrowings as per analysis	1,004,568	2,131	1,006,699
Total borrowings as per Statement of Financial Position	1,004,568	2,131	1,006,699

	06.30.2025
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	15,103	-	15,103
US Dollar	846,878	2,244	849,122
Subtotal fixed-rate borrowings	861,981	2,244	864,225
Total borrowings as per analysis	861,981	2,244	864,225
Total borrowings as per Statement of Financial Position	861,981	2,244	864,225

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the debt issuances made by the Group for the years ended June 30, 2026 and 2025:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
IRSA	Series XXII	oct-24	USD 15.80	10/23/2027	5.75%	At maturity	Semi-annually
IRSA	Series XXIII	oct-24	USD 51.47	10/23/2029	7.25%	At maturity	Semi-annually
IRSA	Series XXIV	mar-25	USD 480.45	3/31/2035	8.00%	33% march-33 - 33% march-34 and 34% march-35	Semi-annually
IRSA	Series XXV	jun-26	USD 50.00	6/8/2027	3.75%	At maturity	Semi-annually

The following debt issuances carried out by the Group during the year ended June 30, 2026 are described below:

Series XXIV Notes

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

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

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025.

The total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

Series XXV Notes Issuance

On June 8, 2026, IRSA issued Series XXV Notes in the local market for a total amount of USD 50 million. The main characteristics of the issuance are detailed below:

•

The Series XXV Notes denominated in U.S. dollars for an amount of USD 50.0 million, at a fixed rate of 3.75%, with semiannual interest payments. Principal will be amortized in a single installment on the maturity date, June 8, 2027. The issuance price was 100% of nominal value.

21. Taxes

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

Income tax filings – IRSA

IRSA Propiedades Comerciales S.A. for fiscal year 2021 (which was merged into IRSA Inversiones y Representaciones S.A.), and IRSA Inversiones y Representaciones S.A. for fiscal years 2022, 2023, 2024 and 2025, filed their income tax returns with the Argentine Tax Authority applying the systemic and comprehensive inflation adjustment mechanism, as detailed below:

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Under the same criterion applied in the tax returns filed in the years mentioned, the provision for income tax for fiscal year 2026 was recorded.

Additionally, it is worth mentioning that the calculation of deferred tax for the current fiscal year includes the legal option provided in Article 195 of the Income Tax Law, exercised in fiscal year 2024, which allowed one-third of the tax inflation adjustment to be accounted for in that fiscal year and the remaining two-thirds to be allocated in equal parts over the next two immediate fiscal years, provided that the requirement of certain investments in fixed assets is met in the following two fiscal years. For fiscal years 2024, 2025 and 2026 the investment requirement mentioned in the law has been duly met.

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

The details of the provision for the Group’s income tax, are as follows:

	06.30.2026	06.30.2025	06.30.2024
Current income tax	(135,243)	(107,059)	(32,380)
Deferred income tax	(14,786)	46,722	118,653
Income tax	(150,029)	(60,337)	86,273

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	25%
U.S.A	0% - 21%
Bermuda / British Virgin Islands / Cayman Islands	0%
Gibraltar	15%
Netherlands	19% - 25.8%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2026, 2025 and 2024:

	06.30.2026	06.30.2025	06.30.2024
(Profit) / loss for the year at tax rate applicable in the respective countries (i)	(195,532)	(114,466)	54,343
Permanent differences:
Share of profit of associates and joint ventures	10,559	15,709	20,042
Provision of tax loss carry forwards	(249)	(7,655)	1,199
Accounting Inflation adjustment permanent difference	2,779	15,844	40,681
Difference between provision and tax return	963	(4,995)	(33)
Non-taxable profit, non-deductible expenses and others	22,585	21,559	1,811
Tax inflation adjustment permanent difference	8,866	13,667	(31,770)
Income tax	(150,029)	(60,337)	86,273

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2026, the income tax rate in the Republic of Argentina was 35%, while as of June 30, 2025 and 2024, the applicable rate was also 35%, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Deferred tax assets and liabilities of the Group as of June 30, 2026 and 2025 will be recovered as follows:

	06.30.2026	06.30.2025
Deferred income tax asset to be recovered after more than 12 months	17,676	16,067
Deferred income tax asset to be recovered within 12 months	20,821	22,574
Deferred income tax assets	38,497	38,641
Deferred income tax liability to be settled after more than 12 months	(998,285)	(984,389)
Deferred income tax liability to be settled within 12 months	(42,765)	(39,903)
Deferred income tax liability	(1,041,050)	(1,024,292)
Deferred income tax liabilities, net	(1,002,553)	(985,651)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2026 and 2025, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.2025	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	Currency translation adjustments	Incorporation by business combination (i)	06.30.2026
Assets
Investment properties, trading properties and Property, plant and equipment	501	340	20	-	861
Trade and other payables	24,202	111	-	-	24,313
Tax loss carry-forwards	9,656	(3,547)	-	-	6,109
Borrowings	665	(351)	-	-	314
Trade and other receivables	43	61	-	78	182
Others	3,574	1,791	-	1,353	6,718
Subtotal assets	38,641	(1,595)	20	1,431	38,497
Liabilities
Investment properties, trading properties and Property, plant and equipment	(916,606)	(73,177)	-	(3,567)	(993,350)
Trade and other receivables	(10,511)	(1,326)	-	-	(11,837)
Investments	(30,305)	10,837	-	-	(19,468)
Tax inflation adjustment	(50,807)	50,704	-	-	(103)
Intangible assets	(3,913)	(1,038)	-	-	(4,951)
Salaries and social security costs	(5,724)	2,135	-	-	(3,589)
Others	(6,426)	(1,326)	-	-	(7,752)
Subtotal liabilities	(1,024,292)	(13,191)	-	(3,567)	(1,041,050)
Liabilities, net	(985,651)	(14,786)	20	(2,136)	(1,002,553)

	06.30.2024	Charged / (Credited) to the Consolidated Statement of Income and Other Comprehensive Income	06.30.2025
Assets
Investment properties, trading properties and Property, plant and equipment	287	214	501
Trade and other payables	26,758	(2,556)	24,202
Tax loss carry-forwards	20,027	(10,371)	9,656
Borrowings	316	349	665
Trade and other receivables	218	(175)	43
Others	3,598	(24)	3,574
Subtotal assets	51,204	(12,563)	38,641
Liabilities
Investment properties, trading properties and Property, plant and equipment	(892,570)	(24,036)	(916,606)
Trade and other receivables	(3,456)	(7,055)	(10,511)
Investments	(23,738)	(6,567)	(30,305)
Tax inflation adjustment	(136,943)	86,136	(50,807)
Intangible assets	(26,181)	22,268	(3,913)
Salaries and social security costs	-	(5,724)	(5,724)
Others	(689)	(5,737)	(6,426)
Subtotal liabilities	(1,083,577)	59,285	(1,024,292)
Liabilities, net	(1,032,373)	46,722	(985,651)

(i)	See note 4 to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

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

As of June 30, 2026, the Group’s recognized tax loss carry forward prescribed as follows:

Date of generation	Due date	Total
2022	2027	5,831
2023	2028	3,388
2024	2029	1,107
2025	2030	5,512
2026	2031	1,616
Total cumulative tax loss carry-forwards	17,454

In order to fully realize the deferred tax asset, the respective companies of the Group will need to generate future taxable income. To this aim, a projection was made for future years when deferred assets will be deductible. Such projection is based on aspects such as the expected performance of the main macroeconomic variables affecting the business, pricing and costs underlying the operating cash flows generated from the ordinary operation of the Company’s real estate properties and other assets; and the cash flows resulting from changes in financial assets and liabilities. This strategy involves the development of real estate properties and/or the disposal of properties considered non-strategic or deemed to have reached their maximum appreciation potential.

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as of June 30, 2026, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 6,532 and ARS 5,382 as of June 30, 2026 and 2025, respectively. Although Management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

22. Leases

The Group as lessee

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 30).

The future minimum payments that the Group must pay under leases are as follows:

	06.30.2026	06.30.2025	06.30.2024
No later than one year	6,207	7,447	2,265
Later than one year and not later than five years	4,960	4,872	11,810
Later than five years	17,246	33	21,657
	28,413	12,352	35,732

IRSA Inversiones y Representaciones Sociedad Anónima

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

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	06.30.2026	06.30.2025	06.30.2024
No later than one year	55,954	71,766	78,562
Later than one year and not later than five years	45,739	68,218	61,125
Later than five years	677	781	386
	102,370	140,765	140,073

23. Revenues

	06.30.2026	06.30.2025	06.30.2024
Base rent	274,459	247,631	189,217
Contingent rent	49,354	71,623	115,363
Admission rights	36,669	35,741	32,077
Parking fees	23,578	19,918	15,694
Commissions	15,824	13,745	10,548
Property management fees	3,634	3,597	3,195
Others	7,440	4,617	3,723
Averaging of scheduled rent escalation	(476)	(171)	3,765
Rentals and services income	410,482	396,701	373,582
Revenue from hotels operation and tourism services	88,709	86,242	114,598
Sale of trading properties and developments	24,674	14,509	12,858
Total revenues from sales, rentals and services	523,865	497,452	501,038
Expenses and collective promotion fund	133,734	128,254	110,690
Total revenues from expenses and collective promotion funds	133,734	128,254	110,690
Total Group’s revenues	657,599	625,706	611,728

24. Costs

	06.30.2026	06.30.2025	06.30.2024
Inventories at the beginning of the year (*)	215,862	39,146	45,035
Purchases and expenses	257,642	230,430	199,486
Currency translation adjustment	(1,434)	(884)	(1,976)
Transfers	69,694	218,085	-
Impairment	(11,940)	(25,540)	-
Incorporated by business combination (i)	210	-	-
Inventories at the end of the year (*)	(271,849)	(215,862)	(39,146)
Total costs	258,185	245,375	203,399

(i) Corresponds to the recognition of inventories acquired through a business combination. See note 4 to these Consolidated Financial Statements.

The following table presents the composition of the Group’s inventories for the years ended June 30, 2026 and 2025:

	06.30.2026	06.30.2025
Real estate	269,762	214,231
Others	2,087	1,631
Total inventories at the end of the year (*)	271,849	215,862

(*) Includes trading properties and inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

25. Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2026, 2025 and 2024:

	Costs	General and administrative expenses	Selling expenses	06.30.2026
Cost of sale of goods and services	19,259	-	-	19,259
Salaries, social security costs and other personnel expenses	84,648	40,200	3,722	128,570
Depreciation and amortization	11,277	3,916	846	16,039
Fees and payments for services	8,691	12,017	1,874	22,582
Maintenance, security, cleaning, repairs and others	77,842	7,304	76	85,222
Advertising and other selling expenses	24,911	35	10,078	35,024
Taxes, rates and contributions	20,961	4,222	16,143	41,326
Director´s fees (Note 30)	-	24,430	-	24,430
Leases and service charges	5,277	792	27	6,096
Allowance for doubtful accounts, net	-	-	3,657	3,657
Other expenses	5,319	3,000	191	8,510
Total as of June 30, 2026	258,185	95,916	36,614	390,715

	Costs	General and administrative expenses	Selling expenses	06.30.2025
Cost of sale of goods and services	27,012	-	-	27,012
Salaries, social security costs and other personnel expenses	84,611	39,147	4,840	128,598
Depreciation and amortization	10,851	2,473	710	14,034
Fees and payments for services	5,641	9,856	2,163	17,660
Maintenance, security, cleaning, repairs and others	71,118	7,579	96	78,793
Advertising and other selling expenses	21,254	70	5,150	26,474
Taxes, rates and contributions	16,727	3,914	17,231	37,872
Director´s fees (Note 30)	-	24,442	-	24,442
Leases and service charges	3,859	766	43	4,668
Allowance for doubtful accounts, net	-	-	1,515	1,515
Other expenses	4,302	3,419	279	8,000
Total as of June 30, 2025	245,375	91,666	32,027	369,068

	Costs	General and administrative expenses	Selling expenses	06.30.2024
Cost of sale of goods and services	15,164	-	-	15,164
Salaries, social security costs and other personnel expenses	73,488	38,268	4,952	116,708
Depreciation and amortization	8,958	2,584	650	12,192
Fees and payments for services	5,213	12,535	3,465	21,213
Maintenance, security, cleaning, repairs and others	59,529	7,583	103	67,215
Advertising and other selling expenses	22,768	130	4,084	26,982
Taxes, rates and contributions	11,517	4,379	17,633	33,529
Director´s fees (Note 30)	-	24,945	-	24,945
Leases and service charges	2,191	782	54	3,027
Allowance for doubtful accounts, net	-	-	1,171	1,171
Other expenses	4,571	3,811	207	8,589
Total as of June 30, 2024	203,399	95,017	32,319	330,735

IRSA Inversiones y Representaciones Sociedad Anónima

26. Other operating results, net

	06.30.2026	06.30.2025	06.30.2024
Lawsuits and other contingencies	(5,742)	(4,658)	(12,462)
Donations	(3,940)	(1,671)	(1,591)
Interest and allowances generated by operating credits	2,956	2,147	3,519
Administration fees	2,043	1,270	630
Gain / (loss) from disposal of associates and joint ventures	-	3,694	(2,541)
Gain / (loss) from disposal of property, plant and equipment	2	16	(4)
Charge of impairment of trading properties	(11,940)	(25,540)	-
Others	1,297	1,967	3,570
Total other operating results, net	(15,324)	(22,775)	(8,879)

27.  Financial results, net

	06.30.2026	06.30.2025	06.30.2024
Finance income:
- Interest income	10,139	8,599	63,101
Total finance income	10,139	8,599	63,101
Finance costs:
- Interest expenses	(78,680)	(52,631)	(75,139)
- Other finance costs	(15,848)	(7,935)	(16,180)
Total finance costs	(94,528)	(60,566)	(91,319)
Other financial results:
- Fair value gain from financial assets and liabilities at fair value through profit or loss, net	50,166	79,569	177,832
- Exchange rate differences, net	89,908	18,569	27,904
- (Loss) / Gain from repurchase of non-convertible notes	(42)	512	(337)
- Gain / (loss) from derivative financial instruments, net	9,973	139	(2,583)
- Other financial results	-	(7,537)	(5,942)
Total other finance income	150,005	91,252	196,874
- Gain on net monetary position (IAS 29)	20,899	15,146	(581)
Total financial results, net	86,515	54,431	168,075

28. Earnings per share

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

	June 30, 2026	June 30, 2025	June 30, 2024
Weighted - average outstanding shares	779	747	742
Concepts that affect dilution (ii)	-	70	-
Weighted - average diluted common shares	779	817	742	(i)

(ii) Potential ordinary shares arising from the Group's share-based incentive plans (Note 29) have been included in the calculation of diluted earnings per share; their effect is not significant.

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 “Earning per share” by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares

	June 30, 2026	June 30, 2025	June 30, 2024
Profit / (loss) for the year attributable to equity holders of the parent	393,510	260,661	(54,230)
Weighted average number of common shares outstanding	779	747	742
Basic earnings per share	505.15	348.94	(73.09	)(i)

IRSA Inversiones y Representaciones Sociedad Anónima

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	June 30, 2026	June 30, 2025	June 30, 2024
Profit / (loss) for the year attributable to equity holders of the parent	393,510	260,661	(54,230)
Weighted average number of common shares outstanding	779	817	742
Diluted earnings per share	505.15	319.05	(73.09	)(i)

(i) Given that the result for the year showed losses, there is no diluted effect of such result.

29. Employee benefits and share-based payments

Incentive Plan

In September 2011, the Group established a share-based incentive plan aimed at certain employees, directors, and members of the senior management of IRSA and Cresud. Under this plan, during fiscal years 2011, 2012, and 2013, the beneficiaries were entitled to receive shares of IRSA and Cresud based on a percentage of their annual bonus, subject to the fulfillment of certain conditions, including the requirement to remain employed for at least five years.

These shares are classified as treasury stock of IRSA and Cresud and are transferred to the beneficiaries who have met the required conditions once they leave the Company, provided that their termination is not for just cause by the Company. Nevertheless, until such termination occurs, the beneficiaries are entitled to the economic rights of said shares, while the voting rights are exercised by the trust holding ownership of the assigned shares.

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was ARS 23.5 per share of IRSA. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

Additionally, on October 28, 2024, the General Shareholders’ Meeting authorized the Board of Directors to implement an incentive plan aimed at promoting equity ownership among key employees and directors, for a maximum number of shares equivalent to 1.00% of the issued share capital.

Within this framework, the Board of Directors approved the regulations governing the grant of such shares, which, among other provisions, include a service condition and vesting in three equal tranches of one-third each: the first upon formal acceptance of the invitation, and the second and third in January 2027 and January 2028, respectively. The Board of Directors may establish different plans each year until all authorized shares have been allocated.

The benefits granted are subject to clawback, reduction, or cancellation in the event of fraud, breach of confidentiality or compliance obligations, unfair competition, or violation of the Company’s Code of Ethics. Once transferred, the shares are freely transferable by the beneficiary, subject to the blackout periods established by the Company and/or the relevant regulatory authorities.

The first beneficiaries were granted in late March 2026, which constitutes the grant date. The plan is settled through the delivery of treasury shares held through the IRSA LTI Trust. The fair value, estimated based on the market price of the shares at the grant date, amounted to ARS 2,241.67 per share. The expense is recognized separately for each tranche: the first tranche was fully recognized in profit or loss during the year, while the remaining tranches are recognized over the vesting periods ending in January 2027 and January 2028.

The evolution of the shares allocated to the plan’s beneficiaries and not yet delivered during fiscal years 2026, 2025 and 2024 is as follows:

	06.30.2026	06.30.2025	06.30.2024
At the beginning	1,614,402	1,671,877	1,773,528
Additions	8,152,584	-	-
Distributed to beneficiaries	(824,065)	(57,475)	(101,651)
At the end	8,942,921	1,614,402	1,671,877

IRSA Inversiones y Representaciones Sociedad Anónima

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

Contributions made by the Group under the Plan amount to ARS 1,995, ARS 3,818 and ARS 2,612 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

30.Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it. All transactions are carried out in accordance with market parameters.

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

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed, except that such remunerations were expressly agreed by the Shareholders’ Meeting, for which purpose the matter must be included as one of the items on the agenda.

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

The total remuneration paid to members of senior management for their functions consists of a fixed salary that takes account of the manager’s background capacity and experience, plus an annual bonus based on their individual performance and the Group’s results. Members of senior management participate in defined contributions and share-based incentive plans that are described in Note 29.

The aggregate compensation to the Senior Management for the year ended June 30, 2026 amounts to ARS 544.

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

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP. On December 22, 2021, were held the shareholders’ meeting approving the merger by absorption of IRSA and IRSA CP, for which IRSA, in its capacity as absorbing company, is the successor of all the rights and obligations assumed by IRSA CP by the Framework Agreement. The last modification to the Framework Agreement was made on July 12, 2022.

Under this Framework Agreement, corporate services are currently provided for different areas including: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance and others.

Under this agreement, the companies entrusted an external consultant with the semi-annual review and evaluation of the criteria used in the process of apportionment of costs to be settled for corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, by performing a semi-annual review and issuing the related report.

It should be noted that the agreement allows Cresud and IRSA to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

Offices and Shopping Malls spaces leases

The offices of the Company's President are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hajes S.A., a company controlled by some family members of Eduardo Sergio Elsztain, the Company's President, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of the Company's directors, and some of his family members.

Furthermore, the Group leases various spaces in shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as BHSA.

Donations granted to Fundación IRSA, Fundación Puerta 18 and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA’s Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by IRSA and Cresud.

IRSA Inversiones y Representaciones Sociedad Anónima

Fundación Puerta 18 is a non-profit association established in 2016 by Fundación IRSA. It is a free space for artistic and technological creation aimed at young people between the ages of 13 and 24. Through a non-formal education approach, it fosters the development of skills, vocations, and talents among youth by leveraging the multiple resources offered by technology.

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA. Fundación Museo de los Niños acts as a special vehicle for the development of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”. On October 29, 1999, IRSA's shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,732 square meters of the area built in the Abasto Shopping mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Alto Rosario shopping mall were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal Services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang was a founding partner and sits at the Board of Directors of the Group companies.

Hotel services

The Group and its related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, in certain occasions purchases and/or hires services which later sells and/or recovers for companies or other related parties, based upon their actual utilization.

Sale of advertising space in media

The Group and its related parties frequently enter into agreements with third parties whereby the Group sells/acquires rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Purchase and sale of financial assets

The Group usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

Investment in investment funds managed by BACS

The Group invests part of its liquid funds in mutual funds managed by BACS among other entities.

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings generally accrue interest at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, IRSA has entered into agreements with BHSA, which provides collection services for its shopping malls.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary presentation of the balances with related parties as of June 30, 2026 and 2025:

Item	06.30.2026	06.30.2025
Trade and other receivables	48,054	69,940
Investments in financial assets	23,483	10,994
Borrowings	(442)	(1,623)
Trade and other payables	(32,804)	(27,140)
Total	38,291	52,171

Related party	06.30.2026	06.30.2025	Description of transaction	Item
New Lipstick	360	390	Sale, leases and services receivables	Trade and other receivables
Comparaencasa Ltd.	551	3,486	Other investments	Investments in financial assets
	-	487	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	63	69	Sale, leases and services receivables	Trade and other receivables
	2,466	24,975	Dividends receivable	Trade and other receivables
La Rural S.A.	3,108	2,517	Canon	Trade and other receivables
	(375)	(658)	Others	Trade and other payables
	51	7	Others	Trade and other receivables
	(8)	(1)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	-	(1,143)	Loans obtained	Borrowings
	142	12	Management Fee	Trade and other receivables
	(89)	(80)	Others	Trade and other payables
	142	65	Others	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	-	21	Loans granted	Trade and other receivables
Total associates and joint ventures	6,412	30,148
Cresud	1,302	-	Sale, leases and services receivables	Trade and other receivables
	(9,157)	(4,233)	Corporate services payable	Trade and other payables
	4,940	4,333	Bonds	Investments in financial assets
	21	-	Advances	Trade and other receivables
	242	-	Long-term Incentive Plan	Trade and other receivables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	(2,655)	96
Futuros y Opciones.com S.A.	2	-	Sale, leases and services receivables	Trade and other receivables
Amauta Agro S.A.	4	4	Sale, leases and services receivables	Trade and other receivables
	-	(5)	Others	Trade and other payables
Helmir S.A.	(442)	(480)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(436)	(481)
Directors	(11,271)	(8,584)	Fees for services received	Trade and other payables
	22	7	Advances	Trade and other receivables
Galerias Pacifico	16	4	Others	Trade and other receivables
Sutton	7,713	8,173	Loans granted	Trade and other receivables
	(90)	(135)	Others	Trade and other payables
Rundel Global LTD	2,925	3,175	Other investments	Investments in financial assets
Yad Leviim LTD	32,135	33,038	Loans granted	Trade and other receivables
Golden Juniors Segregated Portfolio	15,067	-	Mutual funds	Investments in financial assets
Sociedad Rural Argentina S.A.	(8,986)	(13,000)	Others	Trade and other payables
Rodrigo Benzaquen	(2,739)	-	Others	Trade and other payables
Others	(81)	(132)	Leases and/or rights of use receivable	Trade and other payables
	176	122	Others	Trade and other receivables
	(5)	(41)	Others	Trade and other payables
	-	(267)	Dividends payable	Trade and other payables
	88	48	Reimbursement of expenses receivable	Trade and other receivables
Total directors and others	34,970	22,408
Total at the end of the year	38,291	52,171

(1)      Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A. and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2026, 2025 and 2024:

Related party	06.30.2026	06.30.2025	06.30.2024	Description of transaction
BHN Vida S.A	-	-	(45)	Leases and/or rights of use
BHN Seguros Generales S.A.	2	-	(16)	Leases and/or rights of use
Comparaencasa Ltd.	(3,595)	(85)	2,910	Financial operations
Other associates and joint ventures (1)	(200)	36	397	Financial operations
	(21)	(459)	100	Leases and/or rights of use
	(809)	-	-	Fees and remuneration
	800	636	514	Corporate services
Total associates and joint ventures	(3,823)	128	3,860
Cresud	849	829	147	Leases and/or rights of use
	(18,099)	(15,683)	(18,534)	Corporate services
	10,478	43	(288)	Financial operations
Total parent company	(6,772)	(14,811)	(18,675)
Helmir S.A.	(28)	(59)	(560)	Financial operations
Futuros y Opciones.com S.A.	(122)	(58)	-	Financial operations
Total subsidiaries of parent company	(150)	(117)	(560)
Directors	(24,430)	(24,442)	(24,945)	Fees and remunerations
Senior Management	(544)	(1,259)	(1,003)	Fees and remunerations
Rundel Global LTD	-	-	6,035	Financial operations
Yad Leviim LTD	1,870	1,842	1,744	Financial operations
Golden Juniors Segregated Portfolio	7,160	-	-	Financial operations
Sociedad Rural Argentina S.A.	2,375	2,266	7,269	Financial operations
Others	157	155	115	Corporate services
	(347)	(349)	(359)	Leases and/or rights of use
	(460)	(369)	(840)	Financial operations
	(1,416)	(940)	(660)	Donations
	(1,251)	(1,498)	(1,894)	Fees and remuneration
	(803)	(833)	(908)	Legal services
Total others	(17,689)	(25,427)	(15,446)
Total at the end of the year	(28,434)	(40,227)	(30,821)

(1)	It includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A. and Nuevo Puerto Santa Fe S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2026 and 2025:

Related party	06.30.2026	06.30.2025	Description of the operation
Puerto Retiro S.A.	-	(47)	Irrevocable contributions
Total irrevocable contributions	-	(47)
Cresud	(117,060)	(76,254)	Dividend distributed
Helmir S.A.	-	(4,308)	Dividend distributed
Total dividends distributed	(117,060)	(80,562)
Cyrsa S.A.	-	825	Dividends received
Banco Hipotecario S.A.	4,083	27,750	Dividends received
La Rural S.A.	6,290	6,624	Dividends received
Nuevo Puerto Santa Fe S.A.	3,000	517	Dividends received
Total dividends received	13,373	35,716

31. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 Investment properties and Note 10 Property, plant and equipment
Exhibit B - Intangible assets	Note 12 Intangible assets
Exhibit C - Investment in associates	Note 8 Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E - Provisions and allowances	Note 15 Trade and other receivables and Note 19 Provisions
Exhibit F - Cost of sales and services provided	Note 24 Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

32. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (3)	Amount (1)	Argentinian Peso exchange rate (2)	06.30.2026	06.30.2025
Assets
Trade and other receivables
US Dollar	44.17	1,473.00	65,058	46,762
Euros	0.01	1,681.28	17	19
Receivables with related parties:
US Dollar	27.21	1,482.00	40,320	42,201
Total trade and other receivables			105,395	88,982
Investments in financial assets
US Dollar	89.12	1,473.00	131,270	183,258
Pounds	0.48	1,952.02	940	1,167
New Israel Shekel	7.56	497.68	3,760	3,588
Investments with related parties:
US Dollar	13.88	1,482.00	20,576	7,818
Total investments in financial assets			156,546	195,831
Derivative financial instruments
US Dollar	0.01	1,473.00	17	-
Total Derivative financial instruments			17	-
Cash and cash equivalents
US Dollar	59.41	1,473.00	87,517	218,300
Uruguayan pesos	0.08	36.96	3	3
Pounds	-	1,952.02	4	5
Euros	0.02	1,681.28	37	15
New Israel Shekel	-	497.68	-	1
Brazilian Reais	-	283.00	-	3
Total cash and cash equivalents			87,561	218,327
Total Assets			349,519	503,140
Liabilities
Trade and other payables
US Dollar	30.51	1,482.00	45,212	43,271
Uruguayan pesos	0.81	36.96	30	31
Payables to related parties:
US Dollar	7.96	1,482.00	11,795	12,875
Total Trade and other payables			57,037	56,177
Borrowings
US Dollar	677.75	1,482.00	1,004,431	867,437
Borrowings with related parties
US Dollar	0.30	1,482.00	442	1,621
Total Borrowings			1,004,873	869,058
Derivative financial instruments
US Dollar	-	1,482.00	-	39
Total derivative financial instruments			-	39
Lease liabilities
US Dollar	6.31	1,482.00	9,353	5,776
Total lease liabilities			9,353	5,776
Provisions
New Israel Shekel	94.77	497.68	47,163	42,552
Total Provisions			47,163	42,552
Total Liabilities			1,118,426	973,602

(1)	Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2)	Exchange rate as of June 30, 2026, according to Banco Nación Argentina and Central Bank of the Argentine Republic records.
(3)	The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (see Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

33. Other relevant events of the year

Exercise of Warrants

During the year ended June 30, 2026, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 4.4 million, equivalent to ARS 7,396 million, were received, for converted warrants of 60,814,974 and a total of 83,595,129 common shares of the Company with a nominal value of ARS 10 were issued with a balance of 149,100 options remaining unexercised, which expired on May 12, 2026.

Dividend Payments – Nuevo Puerto Santa Fe S.A.

At the Unanimous Ordinary General Shareholders’ Meeting held on September 17, 2025, Nuevo Puerto Santa Fe S.A. approved the distribution of ordinary dividends amounting to ARS 2,400, which, restated as of the closing date of these financial statements, amount to ARS 3,205, of which ARS 1,603 corresponded to the Group. The dividend had been fully collected as of the date of these consolidated financial statements.

Additionally, the same Shareholders’ Meeting approved the distribution of an additional dividend, payable in cash and/or in kind, amounting to ARS 2,093, which, restated as of the closing date of these financial statements, amounts to ARS 2,795, of which ARS 1,397 corresponded to the Group. This additional dividend was applied to fully settle the credit facility maintained by Nuevo Puerto Santa Fe S.A. with IRSA.

Dividend Payments – La Rural S.A.

At the General Ordinary Shareholders’ Meeting held on December 18, 2025, La Rural S.A. approved the payment of ordinary dividends in the amount of ARS 3,998, which restated as of the closing date of these financial statements amounts to ARS 4,672, of which ARS 2,336 corresponded to the Group. The dividend was fully collected as of the date of these consolidated financial statements.

At the General Ordinary Shareholders’ Meeting held on April 24, 2026, La Rural S.A. approved the payment of preferred dividends in the amount of ARS 7,599, which restated as of the closing date of these financial statements amounts to ARS 7,909, of which ARS 3,954 corresponded to the Group. The dividend was fully collected as of the date of these consolidated financial statements.

Banco Hipotecario S.A. – Cash dividend payment

On March 30, 2026, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 12,703 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 14,022 million, of which ARS 4,083 corresponded to the Group. The dividend will be paid in three (3) equal, monthly and consecutive installments, in proportion to each shareholder’s equity interest, calculated in constant currency as of the date of the Ordinary and Extraordinary General Shareholders’ Meeting. As of June 30, 2026, the first installment was collected.

34. Subsequent events

Barter Agreement – “Ramblas del Plata” Lot

On July 30, 2026, IRSA signed a barter agreement for a lot with a surface area of 2,360 square meters and a total estimated sellable area of 4,500 square meter, belonging to Stage 1 (extended) of the “Ramblas del Plata” project. The transaction amounts to approximately USD 4 million, which will be paid to IRSA through a cash advance and functional units in the development to be built on the lot.

On August 31, 2026, IRSA entered into another exchange agreement for a plot of land with an area of 2,095 sqm and an estimated total saleable area of 7,483 sqm, located within Phase 1 Extended of the “Ramblas del Plata” project. The transaction amounts to approximately USD 6.7 million and will be settled through a cash advance and functional units in the development to be built on the lot.

Acquisition of Real Estate Properties

During the fiscal year and subsequent to year-end, the Company made advance payments for the acquisition of real estate properties totaling USD 12.6 million. These acquisitions are expected to be completed during fiscal year 2027.

IRSA Inversiones y Representaciones Sociedad Anónima

General Ordinary and Extraordinary Shareholders’ Meeting

On September 17, 2026, the Company informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, to address, among other topics, the following:

-

Consideration of the financial result for the fiscal year ended June 30, 2026, amounting a profit of ARS 394,081 million. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 211,000 million.

-

Consideration of the merger by absorption of Tienda Los Gallegos S.A. (“Tienda los Gallegos”) and Los Gallegos Martínez Navarro y CÍA. S.A. (“Los Gallegos”) with IRSA Inversiones y Representaciones Sociedad Anónima, and approval of the separate and consolidated merger statements of financial position prepared for such purpose. Consideration of the prior merger agreement for the merger by absorption. Authorizations and delegations and appointment of a representative to execute the final agreement and complete the other required filings and procedures.

Related Party Transaction

On September 22, 2026, IRSA announced that its Board of Directors had approved an investment of up to USD 4 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company. As of the date of these Consolidated Financial Statements, neither the Company nor its subsidiaries have made any additional contributions to the fund, whether in cash or in kind.

Repurchase of Series XXV Notes

On October 15, 2026, IRSA repurchased its Series XXV Notes, issued on June 8, 2026 for an aggregate principal amount of USD 9 million. The repurchased Series XXV Notes represent 18.0% of the total outstanding principal amount of such series. The repurchase was made at a price equivalent to 100.68% of the principal amount.

